


10016237


'09

annual report

feeding the future

Contents

Overview and strategy

OVERVIEW AND STRATEGY
Profile & financial highlights 2
Vision, mission, Feeding the Future 4
Key figures 6
Information about the Nutreco share 8

Statement by the Chief Executive Officer 12
Strategy 14
Ambitions and strategic objectives 18
Report of the Executive Board 20
Financial results 21
Outlook 25

Operations and business performance

OPERATIONAL DEVELOPMENTS 26
Nutreco business segments 27
Premix and Feed Specialties 28
Fish Feed 30
Compound Feed Europe 32
Animal Nutrition Canada 34
Meat and Other 36

Innovation 38
Sustainability in Nutreco 46
Human resources 50

Governance and compliance

Risk management 52
Management review and reporting 59
Corporate governance 60

Report of the Supervisory Board 73
Remuneration Committee 74
Audit Committee 75
Innovation and Sustainability Committee 75

Financial statements

FINANCIAL STATEMENTS 77
Consolidated financial statements 78
Company financial statements 160
Other information 163
Auditor's report 166
Ten years of Nutreco 168

ADDENDUM 170
Executive Board 170
Supervisory Board 171
Business management & corporate staff 173
Participations of Nutreco Holding N.V. 174

Nutreco is a global leader in animal nutrition and fish feed.

Nutreco

Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs almost 9,700 people in 30 countries, with sales in 80 countries. Nutreco is listed on the Euronext stock exchange in Amsterdam with annual revenues of EUR 4.5 billion in 2009.

Revenue from continuing operations	EUR 4,512 million
Operating result from continuing operations before exceptional items and amortisation (EBITA)	EUR 175 million
Result after tax from continuing operations	EUR 93 million
Basic earnings per share for continuing operations	EUR 2.61
Dividend per ordinary share	EUR 1.32

Nutreco: the company behind strong animal nutrition and fish feed brands

Nutreco ranks in the top three of the global animal nutrition industry in revenues.

Nutreco's Trouw Nutrition has a global number two position in premix.



Other
88%
12%
Trouw Nutrition

The premix and feed specialties industry is relatively consolidated with four players having a joint global market share of about 50%.



Trouw Nutrition
INTERNATIONAL

Nutreco's Skretting is the number one salmon feed producer.



Other
62%
38%
Skretting

The global salmon feed industry is concentrated with three players having a joint global market share of approximately 90%. Skretting has a leading position in fish feed for other species.



SKRETTING

We have leading local positions in the compound feed and meat industry.
Market shares of Nutreco:



Canada
77%
23%
Other
Shur-Gain
& Landmark Feeds



Netherlands
86%
14%
Other
Hendrix UTD



Spain
87%
13%
Other
Nanta



Spain
72%
28%
Other
Sada



SHUR-GAIN



Landmark Feeds



HENDRIX





NANTA



SADA

feeding the future



FEEDING THE FUTURE

Feeding the Future is the essence of Nutreco. It aligns and inspires our people and directs the activities of today, giving purpose to our efforts beyond earning a fair profit.

The name Nutreco reflects our activities and our concerns: **nutr**ition, **eco**logy and **eco**nomy. Our ambition is to contribute to meeting the rising food needs in a sustainable manner. We operate at the critical junction between the raw materials used in animal nutrition and fish feeds and farmers who produce meat, fish, dairy products and eggs. In Nutreco we possess a pioneering heritage of more than a century of progress. By applying our knowledge of feed ingredients and the nutrition of animals and fish, we gain optimum value from limited natural resources. Our ability is to convert those raw materials into advanced feed solutions that meet the needs of farmed animals and fish and contribute in delivering high-quality products for human nutrition: providing more from less.

DOUBLING FOOD PRODUCTION WHILE HALVING THE FOOTPRINT

Since 1996 Nutreco has organised the biennial AquaVision and Agri Vision conferences to provide a neutral forum for all aqua- and agribusiness stakeholders to meet and to discuss strategic issues confronting them and give input for new scenarios. Feeding and fuelling the future world

Vision

In a world with limited natural resources and a growing population Nutreco plays a leading role in developing and supplying the most efficient and sustainable feed solutions.

Mission

Nutreco is a global leader in animal nutrition and fish feed. We deliver high-quality and sustainable feed solutions and add value to our customers' businesses by developing and supplying innovative products and concepts that support the best performance of farmed animals and fish.




nutreco
feeding the future
can we feed 9 billion people in 2050 in a sustainable way?

sustainably was the topic in Agri Vision 2009. Leaders in business and science collectively communicated confidence that we can.

To share that optimism about the potential to feed nine billion people in 2050 in a sustainable way and to generate greater awareness of the sense of urgency for action, Nutreco published the booklet 'Feeding the Future'. This booklet brings together the views of key speakers and many other top business leaders and scientists from all stages of our value chains. They explain the challenges and how the knowledge, skills and technology we have today and will have tomorrow will enable us to feed the world of 2050. They also show it can be done without overexploiting our planet and while maintaining the richness of our biodiversity – doubling food production while halving the footprint.

The challenge is clear. We must produce more food more sustainably – more from less. And we can. Efficiency is key; delivering more from limited resources and simultaneously reducing the footprint on land, air and water. The potential to sustainably increase efficiency and productivity is there.

Key figures

	2009	2008
Income statement (EUR x million)		
Revenue from continuing operations	4,512	4,943
Operating result from continuing operations (EBIT)	158	172
Operating result from continuing operations before exceptional items and amortisation (EBITA)	175	183
Operating result before depreciation and amortisation (EBITDA)	223	234
Result after tax from continuing operations	93	106
Total result for the period attributable to equity holders of Nutreco	90	115
Balance sheet (EUR x million)		
Equity attributable to equity holders of Nutreco	730	655
Balance sheet total	2,125	2,188
Capital employed	1,026	1,058
Net debt position	-223	-367
Cash flow (EUR x million)		
Net cash from operating activities	267	98
Acquisitions/disposals of subdidiaries	-31	-66
Additions of property, plant and equipment and intangible assets	-54	-90
Ratios continuing operations		
Operating result as % of revenue	3.5%	3.5%
Return on average capital employed	17%	19%
Solvency ratio (shareholders' equity dividend by balance sheet total)	34%	30%
Key data per share (EUR)		
Basic earnings per share from continuing operations	2.61	3.02
Total result for the period attributable to equity holders of Nutreco	2.61	3.34
Dividend	1.32	1.43
Share price at year-end	39.29	23.52
Other key data		
Average number of outstanding shares (x thousand)	34,603	34,358
Number of outstanding shares at year-end (x thousand)	34,995	34,279
Average number of employees continuing operations	9,120	9,185
Number of employees at year-end continuing operations	9,690	9,278

Revenue by segment 2009



Fish Feed
26%
23%
Meat and Other
8%
Animal Nutrition
Canada
Premix and
Feed Specialties
22%
21%
Compound Feed
Europe

Revenue[3]

(EUR x million)



2,501
3,126
3,835
3,810
3,574
3,269
2,774
4,021
4,943
4,512
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09

EBITA by segment 2009[1]



Fish Feed
34%
Meat and Other
18%
Animal Nutrition
Canada
11%
Premix and
Feed Specialties
36%
1% Compound
Feed Europe

Operating result before exceptional items and amortisation (EBITA)[4]

(EUR x million)



82
97
137
182
145
123
112
116
116
155
183
175
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09

Revenue per region 2009 – Animal nutrition[2]

(EUR 2,333.2 million)



Europe
70%
23%
North America
1% South America
5%
Asia-Pacific
1% Rest of world

Total result for the period attributable to equity holders of Nutreco[5] *(EUR x million)*



47
60
86
87
63
-142 6
78
134
519
119
115
90
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09

Revenue per region 2009 – Fish feed

(EUR 1,120.4 million)



North America
11%
Europe
68%
10%
South America
9%
Asia-Pacific
2% Rest of world

Earnings per share continuing operations *(EUR)*



1.75
2.11
2.95
3.05
2.32
2.29
3.05
3.24
3.02
2.61
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09

1 EBITA of EUR 194.5 million before corporate costs (EUR -19.3 million) and exceptional items (EUR -5.2 million).
2 Animal nutrition consists of the segments Premix and Feed Specialties, Compound Feed Europe and Animal Nutrition Canada.
3 2005-2009 revenue from continuing operations (2004-2009 figures based on IFRS, 1998-2003 figures based on D-GAAP).
4 2005-2009 EBITA from continuing operations (2004-2009 figures based on IFRS, 1998-2003 figures based on D-GAAP).

5 In 2005, 2006, 2007, 2008 and 2009 the net results of continuing operations attributable to equity holders of Nutreco are EUR 90, 104, 112, 104 and 90 million, respectively. Including results and gain on sale of discontinued operations, the net results are EUR 134, 519, 119, 115 and 89 million, respectively (2004-2009 figures based on IFRS,1998-2003 figures based on D-GAAP).
6 2003 net result after impairment of goodwill of EUR 193 million.

Information about the Nutreco share

Stock exchange listing

Since 3 June 1997, Nutreco has been listed at NYSE Euronext Amsterdam. Nutreco is included in the Amsterdam Midkap Index (AMX). As at 31 December 2009, the market capitalisation of Nutreco amounted to approximately EUR 1,375 million. As at year-end 2009, a total number of 35,118,682 shares had been issued. Of these shares 123,913 are held in treasury by Nutreco. In 2009 Nutreco issued 250,000 new shares, mainly to cover the share and option plans for employees and the stock dividend. In 2009 the Company issued 181,336 shares from the treasury stock upon exercise of share and option plans by Nutreco employees, 498,456 shares for the stock dividend and 35,919 shares under the employee share participation plan.

Spread of total number of shares outstanding

Estimated % distribution of shares:	
Netherlands	30
United Kingdom	25
United States & Canada	20
Nordic countries	5
Germany	5
France	5
Other European countries	9
Other countries	1
	100
Institutional investors	90
Private investors	10
	100

Disclosures under the Disclosure of Major Holdings in Listed Companies Act

Under the Dutch Disclosure of Major Holdings in Listed Companies Act, the Company received three disclosures. These disclosures were made by:

ING Groep N.V.	9.55%
ASR Nederland N.V.	6.56%
MaesInvest B.V.	6.26%

Nutreco has 4,993,200 cumulative preference shares 'A'. These cumulative preference shares 'A' are not quoted on the stock exchange. These shares already existed prior to the flotation in 1997. MaesInvest B.V. now holds 2,496,600 cumulative preference shares 'A' and 2,496,600 cumulative preference shares 'A' are held by shareholders of ASR Nederland N.V. No new cumulative preference shares 'A' were issued during the year under review.

Investor relations (IR) policy

Nutreco's IR policy is aimed at informing (potential) shareholders timely and fully about the developments that are relevant to the Company in order to provide a true and clear picture of investment decisions involving Nutreco. As a listed company, Nutreco fulfils the obligation that all announcements are stated truthfully and are in line with all rules and obligations laid down by NSYE Euronext Amsterdam and the Netherlands Authority for the Financial Markets (AFM).

Price-sensitive information is disseminated without delay through a press release. Anyone may register through the Nutreco website for receipt by e-mail of such press releases. Besides the financial results, the Company will also furnish the broadest possible information on its strategic choices and objectives and its CSR policy. Key documents for the provision of information are the Annual Report and the Sustainability Report. At the publication of the half-year and annual figures, Nutreco will hold an analyst meeting and also a press conference at the publication of the annual figures. These meetings, as well as the meetings of shareholders, can be monitored through webcast. In addition, Nutreco regularly features road shows and takes part in conferences for institutional investors as well as for private investors.

Nutreco has also opted for regular interaction with its shareholders. These contacts help Nutreco to get a clear picture of their wishes and thoughts. Nutreco also observes a 'silent' period, during which no road shows and meetings with potential or current investors take place. For the annual figures, this period covers the two-month term prescribed under the rules and regulations. For the interim figures, it covers the term from 1 July up to the day of publication of the interim figures. For the trading updates after the first quarter and after the third quarter, it covers the term from 1 April and 1 October up to the day of the publication of the trading update. Relevant information for potential and current shareholders may be found on the Nutreco website under the link 'Investor Relations'.

Direct questions of investors may be directed by e-mail to the Investor Relations department (ir@nutreco.com) or by telephone (+ 31 33 422 6112).

Dividend proposal 2009

The General Meeting of Shareholders to be held on 1 April 2010 will be recommended to declare a dividend of EUR 1.32 (2008: EUR 1.43) per share for the 2009 financial year. This represents a payout of 45% (2008: 45%) of the total result, excluding impairment and the book result on disposed activities, attributable to holders of ordinary shares of Nutreco over the period from 1 January 2009 to 31 December 2009. This dividend payout ratio is the maximum payout percentage within the Nutreco dividend policy to pay out a dividend in the range of 35-45% as adopted at the Annual General Meeting of Shareholders of 2006.

In August 2009 the Company already distributed an interim dividend of EUR 0.20 (2008: EUR 0.40) per ordinary share. Following adoption of the dividend proposal, the final dividend of EUR 1.12 can be received in cash or in ordinary shares, chargeable to the share premium account, at the shareholder's option. The ratio between the value of the stock dividend and the cash dividend will be determined on the basis of the average weighted price during the last three trading days of the period for opting to take the stock dividend, i.e. 19, 20 and 21 April 2010. Both the cash and the stock dividend will be made payable to shareholders on 27 April 2010.

General Meeting of Shareholders

The General Meeting of Shareholders will be held at the NH Barbizon Palace Hotel, Amsterdam, on Tuesday 1 April 2010, at 2.30 pm.

Key figures per share

(EUR)	2009	2008	2007	2006	2005	2004 IFRS	2004	2003	2002
Total result for the period	2.61	3.34	3.46	15.19	3.90	2.29	2.13	-4.25	1.91
Total result for the period from continuing operations[1]	2.61	3,02	3.24	3.05	2.63	2.29	2.23	1.91	2.32
Dividend	1.32	1.43	1.64	1.60	1.52	0.53	0.53	0.53	0.67
Payout[2]	45%	45%	45%	45%	35%	35%	35%	35%	35%
Highest share price	39.29	51.10	56.98	54.75	38.35	30.80	30.80	24.40	39.83
Lowest share price	23.65	21.40	37.87	36.35	20.30	17.60	17.60	11.65	11.54
Closing price	39.29	23.52	39.56	49.39	37.31	20.23	20.23	21.78	17.79
Average number of shares outstanding (x thousand)	34,603	34,358	34,317	34,209	34,498	34,056	34,056	33,342	33,271
Number of shares outstanding (x thousand)	34,995	34,279	34,256	33,906	35,528	34,081	34,081	33,518	33,285
Market value at closing price[3] (EUR x thousand)	1,374,953	806,242	1,355,114	1,674,617	1,288,240	689,459	689,459	730,022	592,140

1 Total result for the period 2002 up to and including 2004 is before amortisation of goodwill and impairment.
2 The payout ratio is calculated on the total result for the period attributable to equity holders of Nutreco excluding book profits and impairment.
3 The market value is calculated on outstanding shares excluding shares held in treasury.

Share price Nutreco vs AEX



AEX (EUR)
Nutreco share (EUR)
1,200
1,000
800
600
400
200
0
60
55
50
45
40
35
30
25
20
15
10
5
0
NUTRECO SHARE
AEX
Acquisition BASF
Acquisition MLAN
European salmon prices at all-time low
Super dividend
Acquisition Hydro Seafood
"Rebalancing for growth"
06-'97
01-'98
01-'99
01-'00
01-'01
01-'02
01-'03
01-'04
01-'05
01-'06
01-'07
01-'08
01-'09
01-'10

Share price and volume development

In 2009 the share price opened at EUR 24.00 while at the end of the year it closed at EUR 39.29, which was an increase of 63.7%. During the same period the AEX and AMX indexes increased by respectively 36.4% and 63.6%.

The average daily trading volume on Euronext Amsterdam in 2009 was 205,862 shares, compared to 310,371 shares per day in 2008.

Important dates

2010

11 February 2010	Publication of the annual results 2009
1 April 2010	General Meeting of Shareholders
7 April 2010	Ex-dividend date
7 April – 21 April 2010	Option period
9 April 2010	Record date
21 April 2010	Determination of the 2008 final dividend exchange ratio
27 April 2010	Declared final dividend payable and delivery of ordinary shares
29 April 2010	Trading update first quarter 2010
29 July 2010	Publication of the half-year results 2010 incl. interim dividend
30 July 2010	Ex-dividend date (interim dividend)
30 July – 13 August 2010	Option period
3 August 2010	Record date
13 August 2010	Determination of the 2009 interim dividend exchange ratio
19 August 2010	Declared interim dividend payable
28 October 2010	Trading update third quarter 2010

2011

10 February 2011	Publication of the annual results 2010
28 March 2011	General Meeting of Shareholders

Statement by the Chief Executive Officer

Dear stakeholder,

We are pleased with the performance in 2009 despite the economic turmoil. Nutreco applied strong measures at the beginning of 2009 to withstand the recession. Our programmes to reduce working capital and operational costs paid off. After a challenging start, we ended the year in a much stronger mode and well positioned for 2010. The development of the overall demand for our products is encouraging. We achieved a strong increase of EBITA in the second half of 2009 compared with the same period in 2008. This positive achievement prompts me, at the beginning of this introduction to our annual report, to thank all our employees for their hard work and enthusiasm which delivered these results.

In 2009, there was a lower demand for feed in some regions, mainly for dairy cows and pigs related to the low milk and pig prices. Farmers quickly adjust to such situations by cost-saving measures, which led to a temporary reduction in animal feed purchases. Our premix and feed specialties business performed well. The fundamentals in the fish feed business are solid, showing strong growth in Norway. The growth in Norway largely compensated the decline in Chile. The demand for fish feed in Chile is reduced due to lower fish numbers as a consequence of the ISA disease in salmon farming. On a positive note measures being implemented by the leading fish farming companies and the Chilean authorities give us good reason to believe recovery is near. Our compound feed business in the Netherlands suffered a major loss at the beginning of the year and measures were taken that restored profitability. In Spain, our poultry business returned to profitability due to good poultry prices and lower feed costs.

New structure and Executive Board gives direct links from board to business. To ensure Nutreco is able to achieve its business ambitions, we implemented a new structure and extended the Executive Board. At the end of the second quarter we decided to structure Nutreco in three divisions. Each division represents a main responsibility area, namely feed premixes and specialties, feeds for aquaculture, and agriculture feeds and meat. These divisions are now managed by Executive Vice-Presidents, who are also members of the Executive Board.
Mr J.B. Steinemann, COO of Nutreco, left the company in June 2009 and is now CEO of Barry Callebaut. We would like to thank him for his inspiration and his valuable contribution to the company.
We would also like to thank Mr Y. Barbieux, whose term on our Supervisory Board and Remuneration Committee comes to an end with the General Meeting of Shareholders of 2010. He has brought wisdom and constructive advice to Nutreco throughout the 12 years of his appointment.

R&D an integral part of our businesses. At the same time, we made the Nutreco research part of the businesses. Being part of the divisions means the research teams will be earlier aware of market needs and sooner able to share technical know-how and innovative concepts. It will improve the ability of the division to drive growth through innovation and will enhance the support to our customers.



Wout Dekker, Chief Executive Officer

We are convinced that the new structure is an important step towards growing our global animal nutrition and fish feed business, creating value for all our stakeholders. Equally it will improve our ability to develop advanced feed solutions.

Acquisitions strengthen market positions. In 2009 we have strengthened our compound feed business in Spain and Portugal with the acquisition of the animal nutrition business from Cargill. This acquisition brings together the number one and three in the Spanish market for animal nutrition. Combining these businesses will create cost savings due to optimisation of production and logistics, and it will bring potential for plant specialisation. In November we announced the acquisition of a 51% shareholding in Fri-Ribe, a Brazilian animal nutrition and fish feed company, bringing Nutreco a platform to facilitate its further expansion in Brazil. The acquisition perfectly fits in our growth strategy to strengthen our global market positions in feed specialties and fish feed and brings substantial scope for selling Nutreco's feed specialties. We will further develop our animal nutrition and fish feed business by organic growth and acquisitions, with a particular focus on growth in feed additives.

Doubling food production while halving the footprint. In the longer term, global demand for food is increasing as the global economy recovers and the population numbers continue to rise. There is a great challenge the world faces: producing sufficient food for a growing global population with a growing appetite. Incomes are rising as economies develop. With more money, people consume more protein as meat, fish, milk and eggs. We addressed this challenge directly in the fifth biennial Agri Vision conference that Nutreco organised in June. The main question during this multi-stakeholder conference was: will the world be able to feed and fuel nine billion people in 2050 in a sustainable way?

The sentiment in the conference was that innovation, backed by science and technology, is the key for future food security. Within that nutritional know-how, the ability to use alternative ingredients and to create sustainable feed products has become crucial. Nutreco has the essential experience, knowledge and innovative capabilities to do this. For example, we are exploring feed additives such as enzymes, antioxidants and organic acids to support the use of by-products from the food and biofuel industries in animal nutrition. Potentially feed additives can provide greater feed efficiencies and better animal health, and lessen impacts on the environment. In 2010 Nutreco will publish its tenth Sustainability Report. For the first time, we will incorporate sustainability targets in the remuneration package of our managers, including clear targets to reduce the CO2 emissions of our operations by half in 2015. Sustainability is becoming a more important part of our business model.

The many initiatives we are involved in mean that Nutreco is heading into the future with confidence and inspiration. Our slogan 'Feeding the Future' shows our ambition to have a leading role in developing advanced feed solutions and to grow our business as we do so. I am confident we are well on track to fulfil that ambition.

Wout Dekker, Chief Executive Officer
1 March 2010



Nutreco continues to focus its growth strategy in animal nutrition and fish feed. Our objective is to create sustainable value for all our stakeholders. We aim to achieve growth in our current markets and by building our presence in markets where economic development is transforming patterns of food production and consumption. These changes create a demand for the products and expertise that Nutreco is well positioned to provide. Growth in established Nutreco compound feed markets will take place through participation in the consolidation of the animal nutrition sector.

Nutreco ranks in the top three in revenues and is number six in volumes of the fragmented global animal nutrition industry. We have leading positions in the compound feed industry in Canada, the Netherlands and Spain. The premix and feed specialties market is more consolidated and Nutreco's subsidiary Trouw Nutrition has a number two position in the global premix market. Nutreco's subsidiary Skretting is the number one salmon feed producer with about 38% market share in this consolidated global market and we have leading positions in feed for other fish species.

To grow our business over the long term, our activities and those of our suppliers and customers must be sustainable. Part of the sustainability strategy is to reduce and mitigate climate effects of Nutreco's own operations and in the value chain by supporting and developing criteria for sustainable sourcing of raw materials, by investing in research to reduce methane emissions and by developing sustainable product innovations. Furthermore, Nutreco will continue to invest in good manufacturing practices all over the world and it's Nutreco's target to reduce the CO_2 emission of its plants by 50% by 2015. Nutreco will also continue to initiate industry-wide actions to improve the sustainability in the value chain.

We want to achieve growth by:

1. Focusing on geographical regions and markets that have the prospect of structural profitable growth; for example countries such as Brazil, China, Russia and Vietnam

2. Participating in the industry consolidation process in markets where Nutreco has leading compound feed positions (for example Canada/North America, the Netherlands and Spain)

3. Further strengthening our market positions in feed specialties and fish feed, by organic growth and acquisitions

4. Executing Nutreco's science and innovation strategy and developing new sustainable products and feed solutions to add value to our customers' businesses and grow Nutreco's products portfolio of higher-margin products

1. Focusing on geographical regions and markets that have the prospect of structural profitable growth; for example countries such as Brazil, China, Russia and Vietnam

The number of farmed animals in Western Europe is expected to be stable in the coming years. In that time, most of the human population growth is expected to take place in emerging countries. Urbanisation in these countries will result in a diminishing proportion of the population being self-sufficient in food production. Today half of all people worldwide live in cities and that part will increase to 70% in 2050, making more people dependent on food produced by others. In these countries food production currently is mainly backyard farming, but there is a rapid transition to more professional, modern husbandry techniques. These new-generation farmers need feed solutions of the type offered by Nutreco. As incomes rise, so will demand for food and there will be a shift towards animal protein foods. This means that the number of animals in these countries will increase and with that animal nutrition demand will also increase. Other countries, like Russia and Latin American countries, have huge natural resourses with which agricultural products can be produced rather efficiently. Based on this strong competitive position they will become both self-sufficient and exporters of meat and meat products. We will see similar developments in Southeast Asia. The annual market growth in countries like China (7-9%), Brazil (5%) and Russia (5%) is much higher than in Western Europe. Nutreco intends to benefit from these growth trends and will expand its business in these transforming markets. Today Nutreco's presence outside Western Europe is approximately 30%. It is our intention to expand that, with an initial target of 40% in the coming years.

These regions also offer good prospects for growth of our fish feed production and feed specialties, described below under items 3 and 4.

---

2. Participating in the industry consolidation process in markets where Nutreco has leading compound feed positions (for example Canada/North America, the Netherlands and Spain)

For historic reasons Nutreco has strong positions in compound feed in Western Europe, mainly in Spain and the Netherlands. Through an acquisition in 2007, Nutreco also has a leading market position in Canada. The organic growth in these markets is limited as mentioned before and any growth in market share will come mainly by participation in the industry consolidation process in these countries. Consolidation will bring additional EBITA from synergies and efficiencies, as we expect from the acquisition of 12 compound feed plants of Cargill in Spain and Portugal in 2009.

---

3. Further strengthening our market positions in feed specialties and fish feed, by organic growth and acquisitions

Nutreco's premix and feed specialties market positions in Western Europe are relatively strong with market shares in the UK, the Netherlands, Belgium and Spain in the range of 20 to 30%. However, the development of professional farming in the emerging economies such as Brazil, China, Russia and Vietnam and in other regions such as Eastern Europe leads to growth in these regions. Because, by their nature, feed specialties require high levels of knowledge and technology, these markets offer interesting opportunities for Nutreco to establish and build a presence.

Fish feed

The volume growth rate worldwide of aquaculture has been sustained, averaging about 8% per annum for over 30 years, while the take from wild fisheries has been essentially flat for the last decade. Measures to reduce the overexploitation of wild catch marine species, combined with a growing demand for high-quality protein, creates a market opportunity that is driving further growth in aquaculture. The proportion of seafood coming from aquaculture is steadily increasing, for example, FAO statistics indicate that in 2008 approximately half of seafood consumed came from aquaculture.

The global demand for farmed fish will continue to grow and therefore the market for fish feed. Skretting, Nutreco's fish feed business, is committed to further strengthening its global market position. Skretting supplies fish feed for more than 40 species and is the global leader in salmon feed. Currently, approximately 75% of its fish feed activities are in salmon feed with a strong presence in all the major salmon farming areas in the world: Norway, Chile, Scotland, Canada and Australia.

Nutreco's fish feed activities for species other than salmon are mainly in Spain, Italy, France and Turkey for species such as freshwater trout, sea bass and sea bream. In Japan Nutreco is involved in the feed production for yellowtail and several other species.

Nutreco intends to expand its fish feed business in Latin America and Southeast Asia and build a sizeable position in these regions in the coming years. The farming of species such as tilapia, pangasius and shrimp is growing rapidly in these areas. In 2009 we made a first step in the production of fish feed for shrimps and tilapia with the acquisition of Fri-Ribe in Brazil. Southeast Asia produces about 80% of all the farmed fish in the world.

Since 2009 we now also have Skretting fish feed produced in Indonesia. The first delivery, of barramundi feed, was in February 2010.

---

4. Executing Nutreco's science and innovation strategy and developing new sustainable products and feed solutions to add value to our customers' businesses and grow Nutreco's products portfolio of higher-margin products

Feed specialties such as feed additives and highly concentrated premixes are high-margin products. With its experience, knowledge, research and innovation capabilities Nutreco is well positioned to build a portfolio of high-margin products. The margin for these products is in the range of 5 to 10%.

Throughout 2009 the world has been more aware of the food security challenge. Agriculture and aquaculture must increase production volumes over the coming 40 years to feed the predicted population of nine billion in 2050. Increasing prosperity is an additional driver of volume growth in the consumption of meat and fish. Simultaneously there is a growing awareness of the importance of animal health and welfare and the need to produce food that is environmentally and socially sustainable.

In response to these factors, farmers around the world are increasing productivity and shortening production cycles to deliver higher volumes while also making changes to improve animal health and sustainability. Nutreco feed specialties and knowledge will help farmers achieve these objectives through a range of products and with advice programmes geared towards achieving optimum business results. Feed additives, for example, can contribute to sustainable production from available resources while reducing the output of greenhouse gases and other environmental impacts.

Simultaneously, Nutreco is giving attention to improving the sustainability of its own operations and to the sustainability of the raw materials it sources. This is reported in the Sustainability section on page 46.

Premixes and feed additives are added to complete a healthy and nutritious diet. They ensure the presence of nutrients such as vitamins and minerals and contribute to efficiency and health through products such as digestibility enhancers. Due to the low inclusion rates, for example premixes range from 0.1 to 5% of the compound feed, it is economically possible to transport these products over a longer distance than complete feed. Therefore, feed specialties provide an effective means of initiating a Nutreco presence in new areas.

Nutreco's portfolio will grow to higher-margin products



Feed ingredients
Basic FA
e.g. vitamins
FA
e.g. health products
Macro-minerals
e.g. feed phosphates
Protein
e.g. soy
Energy
e.g. grain
Feed products
Pure/blended feed additives
High-concentrate premix
Premix/farm minerals
Concentrates
Complete feed
Margin
10%
6%
4%
3%
0.1-0.3%*
1-5%*
5-10%*
100%*
1%
5%
10%
100 %
Volume
Global
Local
*Inclusion rate: percentage of inclusion in final product

Financial targets

To execute the Nutreco strategy, a strong financial position is important, to fund acquisitions, research & development and initial presence in new markets. Due to our strong balance sheet and market positions we are well placed to grow our business as defined. Organic growth and growth by acquisition will increase the operating result and further improve the return on total invested capital and equity.

Our financial targets are:

- An operating result (EBITA) as percentage of sales of 5%
- A return on capital employed before tax and interest of at least 15%
- A net debt/EBITDA ratio of less than 3
- A net debt/equity ratio maximum of 1
- An interest coverage above 5

Ambitions and strategic objectives

Customers:

efficient and sustainable
feed solutions

Ambitions

To offer our customers sustainable and healthy feed solutions for their animals, through a range of products and concepts geared towards achieving optimum business results.

Strategic objectives

- To supply safe products, through the implementation of Nutrace, the unique Nutreco feed-to-food quality standards and protocols.
- To offer innovative products and feed programmes.
- To leverage global purchasing power and nutritional knowledge to create value for customers.
- To conduct our business in an environmentally sustainable manner.

Actions during 2009

- Accelerated the implementation of new insights in the nutritional needs of farm animals, assessed the potential of alternative raw materials and developed more effective ways of managing feed use on farms.
- Demonstrated the effectiveness of feed additives to stimulate the immune systems of land animals and fish.
- Innovations from Nutreco R&D in 2009 led to many new products, product enhancements and improved customer service. Amongst these innovations were MicroBalance™ for salmonid feeds, Novalac, Newton and Rumenac ration calculation models and Fylax® Forte mould inhibitor for raw materials and compound feeds. For more details, see pages 44-45 of this report.
- Expanded the reach of Nutrace and Nutreco Procurement through recent acquisitions.
- Opened a new premix plant near Jakarta, Indonesia. The plant is a stepping stone for Trouw Nutrition in the Southeast Asian region, with potential to develop more opportunities in this growing market.
- Opened a state-of-the-art feed specialties plant in Mozzecane, Italy, that features a high level of environmental responsibility.

Employees:

developing for our future

Ambitions

To provide a safe and stimulating work environment fostering employees' engagement and allowing all employees to develop and attain their full potential and create a space for innovation.

Strategic objectives

- To extend development opportunities to all employees through training and career opportunities.
- To further develop our remuneration policy, setting the company up for success in our quest for talent in all countries, markets and areas of expertise.
- To develop a strong and appealing local and corporate identity that will attract and retain talented employees.

Actions during 2009

- The global HR Leadership Team continued to share best practices and work together on projects such as P@CT (People & Career Tool) and e-recruitment.
- During the first months of 2009 P@CT was implemented globally in 29 countries and is available in seven languages.
- A new tool for job evaluation was devised to facilitate better international mobility in Nutreco and to support the management development processes.
- We successfully finalised this year our second two-year 'Expanding Horizons' programme, which focuses on developing our international talent.
- Implemented a policy to help management prepare for an outbreak of a highly infectious disease such as influenza caused by the H1N1 virus, also known as the Mexican flu and swine flu.

Shareholders:

creating value
by balancing risk
and return

Ambitions

To improve the return on total invested capital and equity by means of growth of the operating result, both organically and through acquisitions, in combination with a strong cash flow and an efficient balance sheet.

Strategic objectives

- To create value for shareholders by holding leading positions in animal nutrition and fish feed in combination with an efficient capital and tax structure that leads to a return on capital employed before tax of at least 15%.
- An operating result (EBITA) as percentage of revenues of 5%.
- A net debt/EBITDA ratio of less than 3.
- An interest coverage above 5.
- A net debt/equity ratio lower than 1.
- To pay out a dividend in the range of 35-45% of the result available to holders of ordinary revenues.
- To ensure that communication of share price-sensitive information is timely made, balanced and accurate, and is disseminated in accordance with all applicable legal, regulatory and stock exchange requirements.

Actions during 2009

- Nutreco focused on growth in the higher-margin feed specialties, feed additives and fish feed businesses.
- Acquisitions in animal nutrition and fish feed further strengthened the business for a total consideration of approximately EUR 50 million.
- Nutreco conducted a company-wide programme to reduce working capital and operational costs. Net working capital as % of revenues improved to 3.0% from 5.1% in 2008.
- Improvement of key financial ratios. The net debt/EBITDA ratio strengthened to 1.0 (2008: 1.57) and the net debt/equity to 0.30 (2008: 0.56).

Partners:

being a good
partner to all
stakeholders

Ambitions

To achieve Nutreco's objectives by being a good partner to stakeholders such as customers, suppliers, universities and NGOs.

Strategic objectives

- To develop new products and concepts by partnering with customers, suppliers and scientific institutes. These products are to contribute to a more efficient performance of our customers businesses and help them to improve their profits and results regarding health, food safety and quality.
- To enter into long-term supply agreements with suppliers and customers in order to guarantee Nutreco's customers high-quality feed based on a sustainable use of natural resources.

Actions during 2009

- In June 2009 Nutreco organised the fifth Agri Vision conference. This brought together 375 leaders of agribusinesses from 44 countries to hear from 20 top business managers and agricultural scientists during three half-day sessions. The theme of Agri Vision 2009 was the challenge of feeding the world in 2050 with nine billion people and many having higher expectations for animal proteins in their diets.
- Nutreco Procurement established strategic partnerships with suppliers.
- In 2009 Nutreco provided information and cooperated in the production of the first environment report of the European Feed Manufacturers' Federation.

Society:

doubling food production,
while halving the footprint

Ambitions

Nutreco will contribute to resolving the increasing problems of food security and climate change facing the world today.

Strategic objectives

- To continuously assess and work to improve Nutreco's role in society by increasing the positive contributions and reducing the impacts of its activities.
- To include sustainability targets in the remuneration package of all Nutreco managers, making sustainability an integral part of Nutreco business life.
- To focus on progress in the Nutreco sustainability themes: responsibility towards natural resources including climate change, feed-to-food quality, Nutreco people and investment in the community.

Actions during 2009

- Nutreco developed a sustainability policy. Sustainability targets are included in the remuneration package for 2010 of Nutreco managers, including a clear target to reduce the carbon footprint of the Nutreco operations by half in 2015.
- An Innovation and Sustainability Committee as a Committee of the Supervisory Board was created with three Supervisory Board members.
- Skretting participated in the Salmon Aquaculture Dialogue meeting organised by WWF USA held in Boston, Massachusetts, in March 2009.
- Nutreco was, and is, an active member in the Round Table on Responsible Soy, the Dutch Soya Task Force and the Round Table on Sustainable Palm Oil.
- In February a project in Bangladesh was launched with the aim of helping poor families move out of poverty through integrated agriculture. Nutreco is providing both finance and expertise.



From left to right:
Cees van Rijn, Chief Financial Officer
Wout Dekker, Chief Executive Officer
Frank Tielens, Executive Vice-President Specialties
Knut Nesse, Executive Vice-President Aquaculture
Jerry Vergeer, Executive Vice-President Agriculture

Report of the Executive Board

- Revenue 2009 EUR 4,511.7 million; impact lower volumes limited to 3.7%
- Operating result 2009 EUR 175.2 million; 3.8% lower than 2008
- EBITA second half year EUR 133.6 million; 33.9% higher than last year
- Nutreco secured financing with a syndicated loan and a private placement and maintained a strong balance sheet.
- The acquisition of 12 compound feed plants from Cargill in Spain and Portugal will strengthen Nutreco's leading market position.
- Acquisition of 51% shareholding in Fri-Ribe in Brazil; an excellent platform to facilitate future expansion in one of the most important agriculture growth markets
- Company-wide programmes to reduce working capital and operational costs are contributing to the result
- Strong cash flow by reduction of net working capital by EUR 98 million
- Dividend proposal of EUR 1.32 per share; payout ratio 45%

In an economically challenging year, Nutreco businesses successfully applied several financial measures at the same time as balancing market constraints with good performance. The outcome was an excellent second half with Nutreco entering 2010 well positioned to implement a strategy of organic growth coupled with targeted acquisitions.

Nutreco implemented in 2009 a company-wide programme to control the development of working capital with significantly better cash flows as a result. The net debt decreased by EUR 144.2 million from EUR 367.1 million to EUR 222.9 million at 31 December 2009. Together with the refinancing of Nutreco, through a private placement in the US and a syndicated loan, these actions gave Nutreco a lot of room for acquisitions, enabling the Company to go ahead with acquisitions like those in Spain and Brazil.

In 2010 Nutreco will continue to pursue acquisition opportunities, for example looking to expand fish feed and feed specialities in its target areas of Latin America, Southeast Asia – notably China and Vietnam, and in Russia. At the same time Nutreco will support organic growth in these activities and look for opportunities to participate in the consolidation in markets in North America, the Netherlands and Spain.

Key figures (EUR x million)	2009	**2008**	**Change**
Revenue from continuing operations	4,511.7	4,943.1	-8.7%
Operating result before exceptional items and amortisation (EBITA)	175.2	182.1	-3.8%
Operating result from continuing operations (EBIT)	157.9	172.1	-8.3%
Profit after tax from continuing operations	93.0	105.8	-12.1%
Basic earnings per share for continuing operations (EUR)	2.61	3.02	-13.6%
Dividend per ordinary share (EUR)	**1.32**	**1.43**	**-7.7%**

Revenues

Revenue from Nutreco's continuing operations amounted to EUR 4,511.7 million, a decrease of EUR 431.4 million or 8.7% compared with 2008. This decrease was due to price effects (-4.5%), mostly related to passing on lower raw material prices in compound feed prices. The volume development in 2009 was -3.7% compared with 2008, but in comparison with the decline in the first half year (-7.1%) we see a recovery of the volume of 3.4% in the second half year. Acquisitions contributed 0.9% and the foreign exchange effect was -1.4% mainly related to the US dollar.

(EUR x million)

Revenues by segment continuing operations	2009	2008	Change
Revenues to third parties			
Premix and Feed Specialties	1,000.7	1,069.4	-6.4%
Fish Feed	1,120.4	1,169.9	-4.2%
Compound Feed Europe	949.9	1,219.7	-22.1%
Animal Nutrition Canada	382.6	398.0	-3.9%
Meat and Other	1,058.1	1,086.1	-2.6%
Revenues continuing operations	**4,511.7**	**4,943.1**	**-8.7%**

Acquisitions

Revenue increased by 0.9% due to acquisitions. In 2009 we have strengthened our compound feed business in Spain and Portugal with the acquisition of the animal nutrition business from Cargill, which was approved by the antitrust authorities in November. The acquisition includes Cargill's 12 Spanish and Portuguese compound feed production facilities, with a production volume of around 700,000 metric tonnes and annual revenue of approximately EUR 240 million.

After integration and transformation, the acquired business is expected to contribute a similar operating margin in two years' time as Nutreco's existing compound feed business in Iberia. Combining these businesses will create cost savings due to optimisation of production and logistics and it will bring potential for plant specialisation.

In November we announced the acquisition of a 51% shareholding in Fri-Ribe, a Brazilian animal nutrition and fish feed company, bringing Nutreco a platform to facilitate its further expansion in Brazil. The company has five production plants and six sales offices across the central and northeast of Brazil and had annual revenues of EUR 47 million in 2008.

EBITA

In the full year, EBITA before exceptional items decreased by 3.8% to EUR 175.2 million (2008: EUR 182.1 million). In the second half year of 2009 EBITA before exceptional items increased by 33.9% versus 2008 to EUR 133.6 million.

The Premix and Feed Specialties business had a strong performance in 2009 due to a focus on higher value-added

Revenue development 2009

Volume -3.7%
Price -4.5%
Acquisitions +0.9%
Currency -1.4%
Total -8.7%

(EUR x million)	2009	2008	Change
Operating result before exceptional items and amortisation (EBITA) per segment continuing operations			
Premix and Feed Specialties	70.4	84.1	-16.3%
Fish Feed	66.4	67.7	-1.9%
Compound Feed Europe	1.6	29.4	-94.6%
Animal Nutrition Canada	21.8	20.9	4.3%
Meat and Other	34.3	-0.4	-
Corporate	-19.3	-19.6	-1.5%
EBITA continuing operations before exceptional items	**175.2**	**182.1**	**-3.8%**
Restructuring	-11.8	-9.4	
Negative goodwill	11.2	10.2	
Impairment charges	- 7.5	-	
Other	2.9	-	
Total exceptional items	**-5.2**	**0.8**	-
Total EBITA continuing operations	**170.0**	**182.9**	**-7.1%**

products. EBITA decreased by -16.3% to EUR 70.4 million (2008: EUR 84.1 million). However, EBITA in 2008 includes EUR 20 million benefits related to favourable raw material positions in a market with increased prices.

Fish Feed reported a 1.9% lower EBITA of EUR 66.4 million compared with EUR 67.7 million in 2008. A strong volume growth in Norway has largely balanced the decline in volumes in Chile, where there is a reduced demand for fish feed due to lower salmon fish volumes as a consequence of the disease situation caused by the ISA virus. Fish feed for other farmed fish species reported results in line with the previous year.

EBITA from Compound Feed Europe amounted to EUR 1.6 million compared with EUR 29.4 million in 2008. The decline in EBITA relates mainly to a one-off loss of approximately EUR 20 million in the Dutch business in the first half year of 2009. Measures have been implemented to restore profitability in the Netherlands. These measures have contributed to an EBITA of EUR 14.5 million in the second half year and a small profit for the full year.

Animal Nutrition Canada's EBITA increased by 4.3% to EUR 21.8 million (2008: EUR 20.9 million). Cost savings after restructuring have resulted in a slightly increased EBITA margin.

Meat and other activities showed an increased EBITA of EUR 34.3 million compared with a small loss of EUR 0.4 million in 2008. Poultry and pork meat business in Spain were the main contributors, showing a strong recovery. The return to profitability for the poultry business was due to lower feed prices and a stable demand. Also the Spanish pig business benefited from lower feed prices than in 2008 and returned to a profit in 2009. The poultry hatchery business in Canada has performed well driven by high demand for eggs used for vaccine production for the pharmaceutical industry.

Exceptional items are items which are non-operational income and/or gains and expenses and/or losses, which in general are not related to the normal course of the business. These are in general restructuring cost, impairment and badwill. Part of the restructuring cost for 2009 is related to the acquisition of the animal nutrition business of Cargill in Spain and Portugal. The negative goodwill occurred only from the acquired business of the animal nutrition business of Cargill in Spain and Portugal. The impairment charges are mainly related to the acquired assets of Maple Leaf Animal Nutrition (2007) in Canada and of Cargill (2009) in Spain.

The restructuring costs for 2008 are mainly related to the acquisition of Copaga and Marine Feed and the negative goodwill occurred from the acquisitions of Marine Feed, Copaga and Biofactory.

(EUR x million)	2009	2008	Change
Total result for the period			
EBITDA	**222.7**	**233.5**	**-4.6%**
Depreciation	-52.7	-50.6	-4.2%
EBITA	**170.0**	**182.9**	**-7.1%**
Amortisation	12.1	10.8	0.9%
Operating result (EBIT) from continuing operations	**157.9**	**172.1**	**-8.3%**
Financial income	5.9	6.3	
Financial expenses	-38.3	-38.1	
Foreign exchange result	0.8	0.6	
Net financing costs	**-31.6**	**-31.2**	**1.3%**
Share in results of associates	1.4	2.1	
Result before tax from continuing operations	**127.7**	**143.0**	**-10.7%**
Income tax expense	-34.7	-37.2	
Result after tax from continuing operations	**93.0**	**105.8**	**-12.1%**
Result after tax from discontinued operations	-	11.1	
Gain on sale of discontinued operations, net of income tax			
Result after tax from discontinued operations	-	-	
	-	11.1	
Total result for the period	**93.0**	**116.9**	**-20.4%**
Attributable to:			
Equity holders of Nutreco	90.3	114.8	
Minority interest	2.7	2.1	
Total result for the period	**93.0**	**116.9**	**-20.4%**

Net financing costs in line with 2008

Net financing costs from continuing operations amounted to EUR 31.6 million (2008: EUR 31.2 million).

Financial income decreased to EUR 5.9 million (2008: EUR 6.3 million), for the larger part due to lower short-term interest rates.

Financial expenses were in line with EUR 38.3 million (2008: EUR 38.1 million); higher long-term interest rates compensated an on average lower debt. The increased expenses are a consequence of the refinancing in 2009. Financial expenses include the dividend of EUR 3.6 million (2008: EUR 4.5 million) on the cumulative preference shares. The foreign exchange result amounts to EUR 0.8 million (2008: EUR 0.6 million).

Income tax expense

Income tax expense on continuing operations decreased from EUR 37.2 million to EUR 34.7 million. The effective tax rate in 2009 was 27.2% for continuing operations (2008: 26.0%). The effective tax rate in 2010 is expected to be 26 to 28%.

Result for the period

The result after tax from continuing operations decreased to EUR 93.0 million from EUR 105.8 million. Basic earnings per share for continuing operations were 13.6% lower at EUR 2.61 (2008: EUR 3.02). The result for the period attributable to equity holders of Nutreco was EUR 90.3 million (2008: EUR 114.8 million).

Cash flow and investments

The net cash from operating activities improved from EUR 98.0 million to EUR 267.0 million. This was mainly the result of a strong improvement in working capital. The decrease in working capital was EUR 98.4 million compared to an increase of EUR 51.7 million in 2008. The improvement was amongst others the result of a company-wide programme to reduce working capital and of lower raw material prices compared with last year. Further improvement to the cash flow came with the reduction in capital expenditure. The capital expenditure declined from EUR 90.2 million to EUR 54.1 million in 2009. Nutreco invested in new production facilities in Italy, Indonesia and Poland for premix and feed specialties. In fish feed a new plant was opened in Turkey.

Furthermore, Nutreco invested in projects to improve efficiency and in upgrading and replacement projects.

Strong cash position and capital structure

In comparison with the previous year, net debt decreased by EUR 144.2 million to EUR 222.9 million (2008: EUR 367.1 million) mainly to the reduction in working capital. The total equity on 31 December 2009 was EUR 740.7 million (2008: EUR 665.5 million). The net debt/EBITDA ratio declined to 1.00 compared with a ratio of 1.57 in 2008. Also the net debt/equity ratio improved from 0.56 to 0.30 at 31 December 2009.

On 8 April 2009, Nutreco issued USD 150 million in senior notes in a private placement in the United States of America. The notes have been partly used to repay the maturing USD 46 million tranche of the notes that were issued in 2004 and to refinance existing bank debt by long-term debt. The senior notes consist of three tranches with maturities of five, seven and ten years and are placed with six institutional investors. On 20 May 2009, Nutreco successfully refinanced its existing revolving credit facility, which would have matured in March 2010. The new facility amounts to EUR 550 million and has a maturity of three years. The facility is supported by an international group of banks.

With both the private placement and the new revolving credit facility, Nutreco has extended its debt maturity profile and ensured extra liquidity.

Dividend in line with policy of 45% payout

The General Meeting of Shareholders to be held on 1 April 2010 will be recommended to declare a dividend of EUR 1.32 (2008:1.43) per share for the 2009 financial year. This represents a payout of 45% (2008: 45%) of the total result attributable to holders of ordinary shares of Nutreco over the period from 1 January 2009 to 31 December 2009, excluding impairment and the book result on disposed activities. This dividend payout ratio is the maximum payout percentage within the Nutreco dividend policy to pay out a dividend in the range of 35 to 45% as adopted at the Annual General Meeting of Shareholders of 2006.

In August 2009, the Company already distributed an interim dividend of EUR 0.20 (2008: 0.40) per ordinary share. Following adoption of the dividend proposal, the final dividend of EUR 1.12 can be received in cash or in ordinary shares, chargeable to the share premium account, at the shareholder's option. The ratio between the value of the stock dividend and the cash dividend will be determined on the basis of the average weighted price during the last three trading days of the period for opting to take the stock dividend, i.e. 19, 20 and 21 April 2010. Both the cash and the stock dividend will be made payable to the shareholders on 27 April 2010. It is Nutreco's intention to purchase the necessary shares on the market.

Strategic agenda 2010 and outlook

Nutreco will continue to focus on growth in animal nutrition and fish feed. In 2010 Nutreco will:

- Focus on new geographic regions and markets with the perspective of structural profitable growth in countries like Brazil, China, Russia and Vietnam
- Participate in the industry consolidation process in markets where it has leading positions (Canada/North America, Netherlands and Spain)
- Further strengthen its global market positions in feed specialties and fish feed by organic growth and acquisitions
- Execute its science and innovation strategy and develop new sustainable products and feed solutions to add value to its customers' business and grow its product portfolio to higher-margin products

Although the economic environment continues to be uncertain, we believe that our business model and spread of activities provide stability in these challenging times. Barring unforeseen circumstances, Nutreco expects EBITA before exceptional items in the first half year of 2010 to exceed EUR 50 million (2009: EUR 41.6 million). Nutreco will also increase the investments in capacity expansion and plant optimisation related to volume growth and the acquisition of the compound feed plants that were acquired from Cargill in Spain and Portugal. The capital expenditure in 2010 is therefore expected to be higher than depreciation level. An outlook for the second half year 2010 will be provided at the interim results at 29 July 2010. The majority of Nutreco's result is generated in the second half of the year.

Nutreco remains focused on achieving the medium-term target of an EBITA of EUR 230 million by the end of 2012.

Operational developments










Trouw Nutrition
INTERNATIONAL


SKRETTING


SHUR-GAIN


Landmark Feeds


HENDRIX


NANTA


SADA

Nutreco business segments

Nutreco produces a broad range of innovative nutritional products serving the needs of poultry, pigs, ruminants, companion animals, other livestock animals as well as fish. Below are short descriptions on each product group.

Premix and feed specialties

Premixes are a blend of feed additives. There are feed additives for different purposes like nutritional (vitamins, minerals, etc), technological (emulsifiers, antioxidants, etc), sensory (flavours and colourants) or zootechnical (digestion enhancers). Feed specialties are low-volume, high-precision and high-value products. They include special feeds for transitional phases such as gestation and weaning, feeds to complement home-grown cereals, farm minerals, feed ingredients and animal health products.

Fish feed

Fish feed consists of proteins, oil and fats, cereals, vitamins and minerals. These nutrients are ground, mixed and extruded. The extrusion process binds and forms the product, which is subsequently dried. The fish feed is used by fish farms. The fish feed product range can vary from broodstock diets, juvenile feed and grower diets to special (medicated) diets.

Compound feed

Compound feeds are blended feeds of various ingredients to match the nutritional requirement of farmed animals. The main ingredients are macro-ingredients such as grains and soya, and micro-ingredients such as premixes, vitamins and minerals. Other ingredients include natural health components, organic acids, aromatic substances and pigments.

Meat and other

Next to animal and fish nutrition, Nutreco produces and markets poultry and pig meat in Spain. Furthermore, in Canada, Nutreco has poultry hatchery and embryonated egg productions.

Nutreco's activities in this report are divided into five business segments:

1. Premix and Feed Specialties
2. Fish Feed
3. Compound Feed Europe
4. Animal Nutrition Canada
5. Meat and Other

The table below outlines Nutreco's core activities and presence in 2009:

	Premix and Feed Specialties	Fish Feed	Compound Feed Europe	Animal Nutrition Canada	Meat and Other
Sales 2009 EUR million	1,001	1,120	950	383	1,058
Geographical spread	Worldwide	Worldwide	Benelux, Germany, Spain	Canada, USA	Spain, Canada
Market position	Global no. 2 position in premix with 12% market share	Global no. 1 in salmon feed with 38% market share	No. 2 in Benelux with 12% market share and no. 1 in Spain with 13% market share	No. 1 in Canada with 23% market share	No. 1 in poultry in Spain with 28% market share
Customers	Feed compounders, integrators, distributors, home-mixers	Fish farmers	Livestock farmers	Livestock farmers	Retail, wholesale, food industry, food service, poultry farmers
Nutreco main brands	Trouw Nutrition	Skretting	Hendrix, Nanta	Shur-Gain, Landmark	Sada

Operational developments

Premix and Feed Specialties

Nutreco's premixes and feed specialties products are produced by its subsidiary Trouw Nutrition International (Trouw Nutrition). Essential for premix and feed specialties products is a successful formulation of feed ingredients. Premix and feed additives are added to grains and soy, the main raw materials of compound feed, to compose a healthy and nutritious diet. The products are sold to feed compounders, integrators, distributors and home-mixers, as well as the companion animal industry. Supported by a comprehensive distribution network, Trouw Nutrition supplies markets across Europe, the Americas and Asia.

Trouw Nutrition works in close liaison with seven Nutreco research centres on the development of innovative premix and specialty products.



Revenue development Premix and Feed Specialties
(EUR x million)


1,200
1,000
800
600
400
200
0
749
1,069
1,001
2007
2008
2009

EBITA development Premix and Feed Specialties
(EUR x million)


100
80
60
40
20
0
39
84
70
2007
2008
2009

Key figures (EUR x million)	2009	2008	Change
Revenue (third parties)	1,000.7	1,069.4	-6.4%
EBITDA*	79.2	92.9	-14.7%
EBITA*	70.4	84.1	-16.3%
Operating margin (EBITA*/revenue)	7.0%	7.9%	
Average capital employed	231.1	251.3	-8.0%
ROACE (EBITA/ACE)	30.5%	33.5%	

** Before exceptional items*


Trouw Nutrition
INTERNATIONAL

Market position and industry characteristics

About half of the global premix market is estimated to be supplied by DSM, Trouw Nutrition, Provimi and Evialis. The rest of the market is in hands of a number of regional producers. Trouw Nutrition's global market share in premixes is approximately 12%. Main suppliers are DSM, BASF, Evonik and Adisseo. The markets for young animal feed, innovative feed additives like pro- and pre-biotics and the nutritional animal health products are still very fragmented.

Strategy

Trouw Nutrition aims to expand its global market position in premix and feed specialties. The growth strategy for existing product ranges focuses on capturing leading market positions by means of acquisitions and organic growth. Trouw Nutrition's major expansion focus is in Brazil, Russia and China. Trouw Nutrition is further working to include R&D in the business process and improve innovation.

Production and marketing

The products of Trouw Nutrition are sold with a wide range of brands. Trouw Nutrition is the well known brand for premixes and Maxcare for farm minerals. For the young animal feed including milk replacers, Milkiwean, Milkivit, Milkinal Syncrono, Sprayfo and Nuklo Spray are the main product brands. In the animal health segment, Trouw Nutrition sells with Perfexan brand. Major feed ingredients brands are Betain™, Selko, Optimin, Fibosel and NovaSil Plus. Laboratory services are supplied with MasterLab brand. In 2009 Trouw Nutrition established a central Commercial Technical Department to steer the marketing, branding and product launching activities. Trouw Nutrition has 18 production facilities in Europe and Russia and 14 plants in the Americas. Furthermore, Trouw Nutrition counts four plants in Asia and one joint venture in Egypt. Trouw Nutrition has a total annual production of about 1.2 million metric tonnes. The total workforce of Trouw Nutrition is approximately 3,150 employees including the acquired business of Fri-Ribe.

Operational developments 2009

The Premix and Feed Specialties business reported a 6.4% decrease in revenue compared with 2008. The decline in volumes was 5.6%. Due to increasing raw material prices in 2008 we saw a period of stocking in 2008, which was followed by a destocking in 2009. The volumes were also affected by the global economic crisis, although we noted a recovery in the second half of 2009. Prices were on average 1.4% higher and the impact of acquisitions was 2.1%. The foreign exchange effect was -4.3%.

EBITA decreased by -16.3% to EUR 70.4 million (2008: EUR 84.1 million), but EBITA in 2008 included EUR 20 million of benefits related to favourable raw material positions in a market with increasing prices. The EBITA margin of 7.0% was above the normalised 6% in 2008, thanks to the procurement initiative and a focus on product mix with higher margins.

In 2009, Nutreco announced an acquisition of a 51% shareholding in Fri-Ribe in Brazil. The company is active in the production and sales of premixes, farm minerals, compound feed, horse feed, pet food and fish feed. Fri-Ribe is an important player in Brazil for shrimp and tilapia fish feed. The company has five production plants and six sales offices spread across the central and northeast of Brazil.

Nutreco has disposed its pet food business in Belgium. Restructuring programmes were executed at Trouw Nutrition Spain, Sloten, MasterLab and CE Europe. A new production plant was inaugurated in Italy. This new feed specialties plant integrates and will replace the production of the Trouw Nutrition plant in Bussolengo and the former BASF plant in Comun Nuovo, acquired in 2007. Hence, Nutreco captures synergies while the location facilitates synergies between Trouw Nutrition feed specialties and Skretting fish feeds. The plants in Poland and Indonesia were expanded and relocated.

In the innovation area, Fylax Forte was launched worldwide as a more effective mould inhibitor. In the farm mineral line, Maxcare, all-in-one, is a new proposition that combines all micro-ingredients in one product. In the Netherlands, Salar, salmon oil, was newly launched as a nutritional supplement for animal nutrition.

Operational developments

Fish Feed

Nutreco's subsidiary Skretting has business units on five continents producing fish feed in 12 countries with sales in over 40 countries. Skretting produces and delivers high-quality feeds from hatching to harvest for more than 50 species of farmed fish. All grower feeds have the underlying drive to deliver the lowest feed cost per kilogram produced fish of excellent quality. Global experience combined with a world-class aquaculture research centre positions Skretting as the world leader in fish feed.


SKRETTING


Revenue development
Fish Feed
(EUR x million)
1,200
1,000
800
600
400
200
0
1,193
1,170
1,120
2007
2008
2009


EBITA development
Fish Feed
(EUR x million)
80
70
60
50
40
30
20
10
0
71
68
66
2007
2008
2009

Key figures (EUR x million)	2009	2008	Change
Revenue (third parties)	1,120.4	1,169.9	-4.2%
EBITDA*	83.0	83.7	-0.8%
EBITA*	66.4	67.7	-1.9%
Operating margin (EBITA*/revenue)	5.9%	5.8%	
Average capital employed	292.7	297.3	-1.5%
ROACE (EBITA/ACE)	22.7%	22.8%	

** Before exceptional items*


SKRETTING

Market position and industry characteristics

Skretting is the number one feed supplier for all principal salmon farming markets with a global market share of about 38%. The top three salmon feed producers including Skretting, EWOS (32%) and Biomar (22%) account for more than 90% of the total global salmon feed market volume.
The production of fish feed needs its own knowledge and R&D requirements. First because of the complexity of the extrusion process needed for fish feed production. Secondly due to the required knowledge on raw materials that is essential to replace scarce raw materials like fishmeal and fish oil in the formulation.
Fish farming has gone through rapid development during recent decades, in pace with higher growth of fish consumption compared to other animal-derived proteins. The principal markets for salmon and seawater trout are Norway and Chile, where 80% of the global farmed salmon is harvested. Other principal countries for farmed salmon are Scotland, Canada, Australia, the USA and Ireland. The average annual growth in salmonid feed in 1998-2009 was more than 5% on average. In 2008 and 2009 we saw a global decline in salmon feed volumes as an enduring consequence of the ISA virus in Chile in salmon farming. ISA is a disease which has led to a substantial reduction in the production of Atlantic salmon in 2009. However, the decline in Chile was largely balanced by growth in Norway and the other regions.
In the feed industry for farmed marine species such as sea bass, sea bream, yellowtail and barramundi, many feed players are operating on a regional or national scale. Nutreco has strong market positions in feed for marine species in Spain, France, Italy, Greece, Turkey, the USA, Australia and Japan. With the acquisition of Fri-Ribe in 2009, a leading position in Brazil for shrimp and tilapia feed was also added.

Strategy

Skretting aims to stay in the market leading position in fish feed within all regions and segments. In order to achieve this, Skretting works on qualitative unique product concepts that are driven by innovation, food safety and sustainability. Nutreco will focus on acquisitions in fish feed for non-salmonids and in new regions like China and Vietnam.

Production

Skretting has 17 fish feed factories in Australia, Canada, Chile (only one was up and running through 2009), France, Ireland, Italy, Japan, the USA, Norway, Spain, Turkey and the UK, and a dedicated R&D centre in Norway. Skretting has a comprehensive range of diets available to suit all needs of fish farmers. They are grouped into three types, tailored to suit the different lifecycle of the fish: Optimised Nutrition, Proactive Nutrition and Specific Nutrition. Optimised Nutrition provides all the feeds that meet the needs of fish under normal conditions, when the production conditions are optimal and the fish are healthy and strong, to deliver the high growth potential of the fish. Proactive Nutrition prepares fish for challenging times. This could be stress resulting from higher temperatures, handling and grading or if there is an infection in the region. Specific Nutrition provides the fish with nutrition that will give them the best opportunity to withstand the effects of a disease, environmental challenges or for those times when you must take specific quality and end-market requirements into consideration. Each formulation features nutrition specific to the challenge the fish are exposed to.
Skretting produced approximately 1.3 million tonnes of fish feed in 2009, of which about 75% was dedicated to salmon feed and seawater trout. The remaining 25% represents freshwater trout and eel and marine feeds such as sea bream, sea bass, yellowtail, barramundi, turbot, halibut and cod.

Operational developments 2009

The revenue in Fish Feed decreased by 4.2% to EUR 1,120.4 million compared with 2008 as a result of a -3.3% lower volume and a -1.7% foreign exchange effect. The impact of prices was limited (0.7%), mainly due to passing on higher raw material costs. The contribution from acquisitions was small (0.1%). A strong volume growth in Norway is largely compensating the decline in volumes in Chile, where there is a reduced demand for fish feed as a consequence of the ISA disease in salmon farming.
EBITA decreased by -1.9% to EUR 66.4 million (2008: 67.7 million), mainly due to lower feed volumes in Chile. In Chile, Skretting mothballed two of its three fish feed plants to optimise the effective utilisation of the production capacity and operating costs. Fish feed for farmed species other than salmon performed in line with last year. In September, Skretting opened a new production plant in Turkey for the production of fish feed for freshwater trout, sea bass and sea bream.
Skretting has succeeded in reducing the inclusion of fishmeal in salmon grower diets to 15% from 40% five years ago. This will be implemented in Skretting feed formulations starting from 2010. Skretting aims to achieve a 0% fishmeal inclusion further on, to reduce our dependecy on marine raw materials. Skretting has also developed new diets to prevent lice infection as a part of the Skretting proactive nutrition concept. The new feed helps the fish resist infection by lice. Furthermore, Skretting has reintroduced medicated lice feed which contains Teflubenzuron. Skretting's SEA programme coordinates sustainability actions in Skretting. SEA stands for Sustainable Economic Aquafeeds and is Skretting's commitment for improving the sustainability of aquaculture. In 2009 the SEA programme was launced in Chile and Italy, after a successful implementation in the UK and Norway.

Operational developments

Compound Feed Europe

Nutreco delivers under its brands Nanta and Hendrix a broad range of high-quality products and feed solutions primarily for poultry, pigs and ruminants, but also for horses, rabbits, goats, sheep and other farmed species. Nutreco also offers the farmer total farm management advice. This enables farmers to improve their business process, resulting in improved profitability with a strong focus on quality, efficiency and reduction of the environmental impact.




Revenue development
Compound Feed Europe
(EUR x million)
1,500
1,200
900
600
300
0
1,032
1,220
950
2007
2008
2009


EBITA development
Compound Feed Europe
(EUR x million)
40
35
30
25
20
15
10
5
0
38
29
2
2007
2008
2009

Key figures (EUR x million)	2009	2008	Change
Revenue (third parties)	949.9	1,219.7	-22.1%
EBITDA*	12.9	39.9	-67.7%
EBITA*	1.6	29.4	-94.6%
Operating margin (EBITA*/revenue)	0.2%	2.4%	
Average capital employed	110.2	113.7	-3.1%
ROACE (EBITA/ACE)	1.5%	25.9%	

** Before exceptional items*


HENDRIX


NANTA

Market position and industry characteristics

The global animal feed industry is a fragmented industry; most compound feed producers operate on a national or regional scale. The concentration in compound feed markets is therefore low. Critical activities within the compound feed industry are sourcing, formulating, milling and supply chain management. The competitive advantage of feed manufacturers compared to home-made animal feed produced by farmers lies in global sourcing in combination with knowledge related to the substitution of energy and protein sources, feed technology know-how and quality control.

In Europe, the major feed producers are active on a national scale, often as cooperatives. We see some trends of consolidation. In 2009, Nutreco acquired Cargill Animal Nutrition in Spain and Portugal, to strengthen Nutreco's leading market position and to play an active role in the consolidation of the Iberian feed industry.

The Dutch compound feed market is fairly concentrated; the six largest producers out of approximately 120 players account for 65% of the total market. The Dutch and German compound feed market has strongly positioned cooperatives (+/-50%) of the market, while the Belgian industry is mainly in hands of private companies (80%). Hendrix has a leading position in the Benelux with a market share of 12%. Main competitors are Cehave (11%) and Agrifirm (7%) (planning to merge), De Heus (11%) and For Farmers (7%). Some of these companies also supply substantial volumes to the German market.

The Iberian compound feed industry is fragmented; ten out of approximately 900 players account for about 35% of the total volume. The Iberian market is a multi-species market with a great importance in pig and poultry. Nanta is market leader in Iberia with an overall market share of 13% and a nationwide presence, strengthened by the acquisition of Cargill Animal Nutrition. Main competitors are Vall Co. (4%), Guissona (4%), Nuter (3%) and Coren (3%).

Strategy

Responding to the ongoing industry consolidation, a smaller number of farms coupled with increasing farm size, Nutreco took an important step in Iberia in 2009 by the acquisition of Cargill Animal Nutrition. Nanta will execute the integration programme to capture the foreseen synergies, which was the main reason for acquiring the Cargill businesses in Iberia. In the Benelux, in the wake of the shift of farm size and total number, Hendrix will further focus on its target customer segments and rationalise the market approach for the non-target segments.

Production

Nutreco compound feeds in Europe are produced by the Hendrix companies in the Netherlands, Belgium and Germany, and by Nanta and newly acquired Cargill plants in Spain and Portugal. A network of production sites, sales offices and dealers provides a strong presence in these markets. Hendrix operates ten compound feed plants with an annual production volume of about 2.5 million tonnes with approximately 700 employees. Nanta and Cargill Animal Nutrition in Iberia together operate 28 compound feed plants with an annual production volume of about 3.5 million tonnes, which includes the supply to Nutreco's meat businesses in Spain. There are about 1,000 employees engaged in the compound feed activities in Spain and Portugal.

Operational developments 2009

The revenue of Compound Feed Europe was EUR 269.8 million lower compared to 2008 (-22.1%). In comparison with 2008, sales prices decreased by 17.3% due to lower grain and soy prices. Volumes decreased by 6.4% due to a lower demand for feed for dairy cows and pigs mainly related to the low milk and pig prices and an overall stagnation of the demand in Spain. When milk and pig prices are lower, farmers focus more on cost savings. During the year we saw a recovery in volumes in comparison with 2008 to -4.1% in the second half year from -8.3% in the first half year. The acquisition impact on revenues was 1.6% (Spain).

EBITA was significantly lower compared to 2008, mainly due to a one-off loss of EUR 20 million in the Netherlands. In the first quarter of 2009, an operational loss related to purchase positions in raw materials was reported. Measures have been implemented to restore profitability and management has been changed. The results have recovered in the second half of 2009.

An important milestone for the year was the acquisition of Cargill Animal Nutrition in Iberia, which was approved by the antitrust authorities in November. The acquisition includes Cargill's 12 Spanish and Portuguese compound feed production facilities, with a production volume of around 700,000 metric tonnes, annual sales of approximately EUR 240 million and 422 employees. After integration and transformation, the acquired business is expected to contribute a similar operating margin in two years' time as Nutreco's existing compound feed business in Iberia. The total consideration for this acquisition is approximately EUR 40 million which includes integration, restructuring and transformation costs and investments in production locations in the next two years.

Hendrix launched a new piglet feed programme, ALPHA, in February, providing premium piglet feed for healthier growth and better feed utilisation. Furthermore, Hendrix has launched a patented fermented liquid feed to improve pigs' intestinal health. Nanta worked during 2009 on the better use of raw materials such as soya, wheat and DDGs (Distillers Dried Grains).

Operational developments

Animal Nutrition Canada

The Nutreco Animal Nutrition business in Canada is well known by its Shur-Gain and Landmark Feeds brands. It is a leading company in animal nutrition technology and offers a wide range of products. Shur-Gain operates in the Central and Eastern regions of Canada and in New York State, USA. Landmark Feeds operates in the Western region of Canada. Both Shur-Gain and Landmark Feeds are long-established brands: Shur-Gain dates from 1937 and Landmark Feeds from 1954.

The animal nutrition products of Nutreco in Canada include premixes, concentrates, compound feed, feed specialties and animal health products. Furthermore, Nutreco Canada produces pet food for both private labels for the grocery markets and branded products.



Revenue development Animal Nutrition Canada
(EUR x million)


400
350
300
250
200
150
100
50
0
168
398
383
2007
2008
2009

EBITA development Animal Nutrition Canada
(EUR x million)


25
20
15
10
5
0
9
21
22
2007
2008
2009

Key figures (EUR x million)	2009	2008	Change
Revenue (third parties)	382.6	398.0	-3.9%
EBITDA*	26.8	25.8	3.9%
EBITA*	21.8	20.9	4.3%
Operating margin (EBITA*/revenue)	5.7%	5.3%	
Average capital employed	241.1	250.2	-3.6%
ROACE (EBITA/ACE)	9.0%	8.4%	

** Before exceptional items*


SHUR-GAIN


Landmark Feeds

Market position and industry characteristics

The North American animal feed industry (US and Canada) is the largest in the world. The Canadian animal feed industry is estimated at about 22 million tonnes in compound feed equivalents (CFE) in 2009, representing about 3% of the global animal feed industry. Poultry and dairy production is supply-managed by quota in Canada, resulting in a relatively stable feed demand. Swine and beef production are not controlled by quota.

The Canadian animal feed market is mainly supplied by regional feed producers. Nutreco Animal Nutrition Canada, which has a nationwide presence, has a total market share of about 23%. Nutreco's main competitors in Canada are Ridley, Cargill and Viterra.

In New York State, Nutreco Canada produces feed for dairy cows and holds a market share of about 18%.

Strategy

Nutreco's leading position in Canada supported by strong brands provide the company with an excellent foundation on which to build its presence further in Canada. Shur-Gain and Landmark Feeds have high standards in products and business performance. Synergies are found in the joint purchase with other Nutreco companies in raw materials, the sale of complementary products and the sharing of R&D knowledge.

Production

Customers in Canada are served from 12 animal feed and premix manufacturing facilities for swine, beef and dairy cows and poultry with an annual production of about 1.1 million tonnes. Shur-Gain is supported by an extensive dealer network in both Ontario and Quebec. Nutreco Canada has a dedicated pet food plant producing private label and branded products in St. Marys, Ontario. In Strykersville, New York State, USA, Nutreco Canada operates a plant producing Shur-Gain feed for dairy cows.

Operational developments 2009

The revenue in 2009 of Animal Nutrition Canada was EUR 382.6 million compared with EUR 398.0 million in 2008 (-3.9%). The decline was due to lower volumes (2.1%) and slightly lower prices (0.9%) compared to 2008. The foreign exchange effect was -0.9%. The revenues in poultry feed and feed for dairy cows were relatively stable, while the volume of swine feed declined due to ongoing low pork prices, which made farmers decide to grow fewer pigs.

EBITA of Animal Nutrition Canada in 2009 was slightly higher compared to 2008. The lower results in swine feed were compensated by the strong results in the poultry feed, feed for dairy cows and pet food business. The cost savings after restructuring measures have resulted in a slightly increased operating margin.

Operational developments

Meat and Other

Nutreco's meat and other activities primarily relate to the production of broilers and the processing and sale of Sada poultry products in Spain. The broilers from Sada, the pigs from Inga Food and the broilers traded in the Benelux are supplied with feed from Nutreco's compound feed business. Furthermore, this segment also includes a pig trading activity in Spain, a poultry hatchery, farming operations and a pharma egg business in Canada.




Revenue development
Meat and Other
(EUR x million)
1,200
1,000
800
600
400
200
0
880
1,086
1,058
2007
2008
2009


EBITA development
Meat and Other
(EUR x million)
35
30
25
20
15
10
5
0
-5
22
-0.4
34
2007
2008
2009

Key figures (EUR x million)	2009	2008	Change
Revenue (third parties)	1,058.1	1,086.1	-2.6%
EBITDA*	43.8	8.5	415.3%
EBITA*	34.3	-0.4	
Operating margin (EBITA*/revenue)	3.2%	0.0%	
Average capital employed	198.6	200.3	-0.8%
ROACE (EBITA/ACE)	17.3%	-0.2%	

** Before exceptional items*


SADA

Market position and industry characteristics

With a market share of 28%, Sada is the number one poultry producer in Spain. Its main competitors are Vall-Doux (11%), Coren (7%), Uvesa (5%) and Avícola Navarra (4%). In the pig farming industry in Spain, Inga Food has a market share of 1.4%. Nutreco Canada has a leading position in the production of one-day-old chicks, with a market share of 34% in Canada. The Canadian poultry market is supply-managed and regulated by a quota system. It is a stable market and grows in relation to the domestic demand.

Strategy

Sada is focused on stepping up alignments with major retailers, which is approximately 50% of the revenues in Spain. In this regard, fresh packed and value-added poultry products play an important role and offer the best possibility in combination with cost plus agreements to reduce volatility of the results. Value addition is achieved through innovative and flexible product development and close collaboration with the customer. Sada will also strengthen the sales to the food service segment.

Inga Food is focused on cost reduction, improvement of quality through official certifying entities, reduction of volatility by means of cost plus agreements and close collaboration with feed businesses by way of animal trading.

The Canadian poultry operations are closely linked with the poultry feed operations and are used to form strategic partnerships with poultry feed customers and enhance the stability of this business, while still being profitable in their own right.

Production

Sada is the Spanish market leader in chicken meat products and is well known for its brands Sada and Cuk. The majority of its products is sold to consumers through supermarkets and hypermarkets. Sada has ten processing facilities throughout Spain with a total annual production of about 150 million broilers. Almost 94% of the production relates to fresh products and about 6% to frozen products. More than 50% of the products are value-added products. Sada has ten processing plants in Spain and has approximately 3,500 employees.

Inga Food is a pig farming company in Spain producing over 820,000 pigs per year. These animals are raised by contracted farmers throughout Spain. Inga Food has 41 employees.

In Canada, Nutreco owns four poultry hatcheries and 50% of a joint venture producing a total of 75 million one-day-old chicks in the Eastern region. The hatchery businesses are closely linked with the sale of poultry feed products to producers in the region. In Quebec, one of the hatcheries is dedicated to the production of embryonated eggs for the pharmaceutical industry (Les embryons Lanaudière).

Operational developments 2009

Meat and other activities reported a 2.6% lower revenue of EUR 1,058.1 million, mainly related to slightly lower pig and poultry prices (-2.8%). The volumes were slightly higher (0.1%) than last year's level as well as the acquisition effect (0.1%). Revenue in Canada was better due to an increased volume of eggs for H1N1 vaccine production.

EBITA increased to EUR 34.3 million from a small operating loss in 2008 mainly due to a strong recovery of the poultry activities in Spain. The return to profitability was due to lower feed prices and a stable demand for poultry meat. Also the Spanish pig business benefited from lower feed prices than in 2008 and returned to a profit in 2009. The poultry hatchery business in Canada has benefited from the high demand related to pharma egg business.

In Spain Sada launched a new packaging system, based on new PET technology, 100% recycable and more environment-friendly.

Innovation



Taking a lead in efficient and sustainable feed solution

The Research & Development activities in Nutreco were reorganised in a way that brought research into closer coordination with the businesses of Nutreco. Liaison between research leaders ensures R&D teams continue cooperation and knowledge sharing across Nutreco. A theme that runs through the R&D activities is that of finding ways to increase the efficiency of transferring the nutritional value of feed raw materials into animal and fish protein on the farms. Other common themes include supporting animal health and expanding the range of raw materials available to the feed producers. Progress was achieved under each of these headings.

Important changes were made in the organisation of Research & Development activities in Nutreco in 2009 as part of the closer connection of the Executive Board with the business sectors. R&D activities were grouped under three headings – Agriculture, Specialties and Aquaculture – and incorporated with the businesses also grouped under those headings. These changes bring R&D activities into closer relationship with the businesses and enhance their ability to support Nutreco strategy and fulfilment of its ambition of Feeding the Future. Processes are in place to facilitate the flow of information on the needs of the market into the R&D activities. Equally, these processes facilitate the implementation of R&D findings into the products and services provided by the businesses to customers. R&D activities across Nutreco are coordinated by an R&D platform that brings together the research leaders from the various disciplines and there is oversight by a newly formed Innovation and Sustainability Committee.

Topics in common

Animal nutrition, which includes nutrition for fish, is provided as feeds and specialty products manufactured from raw materials and, in volume terms, the vast majority of these raw materials come originally from agriculture and fisheries. That places Nutreco at a critical junction between raw materials and farmers who are the producers of food in the form of meat, dairy, eggs and fish. Developments at the junction as improvement of feed conversion rates can increase the efficiency with which the food is produced and can help reduce the environmental impact of its production. Having these factors in common means there are some common themes running through all Nutreco R&D.

Research delivers a better understanding of the nutritional requirements of animals and fish through all stages of the lifecycle. Developments in feed formulation and manufacturing technology then help the feed companies meet those requirements precisely, optimising the production on the customers' farms and minimising waste of nutritional content. Additionally, precision in nutrition reduces the loss of nutrients such as minerals into the environment. Other formulation developments, for example with feed additives, can reduce greenhouse gas production by ruminants.
Feed additives can increase the availability of nutrients by making them more readily digestible or by protecting them until they reach the optimum location in the digestive tract. Additives can also support the health status of the animals and fish, thereby increasing productivity and reducing the need for veterinary intervention and medication.
Extending the range of feed raw materials provides Nutreco purchasers and formulators with greater flexibility and reduces dependency on any individual raw material. The wider choice enhances formulators' ability to prepare the specified nutrition at the lowest cost and makes best use of by-products of other industries that otherwise might be consigned as waste. By-products from the biofuel production industry are particularly interesting.
Combining knowledge from these themes enables the R&D teams to develop innovative feeds that improve productivity and differentiate Nutreco businesses. The R&D teams give a particular focus to the development of feeds targeted specifically at crucial transition periods. Good nutrition at stages such as the period prior to insemination, at parturition and weaning, or transfer from freshwater to seawater for salmon can make a substantial contribution to animal health and productivity throughout the lifecycle.

All Nutreco research teams combine work in their own centres with cooperative and commissioned research at

Research centres

Nutreco's research relating to animals, feed ingredients and food is based in eight research centres. These centres are located in Canada, the Netherlands, Norway and Spain and focus on the nutrition, health and husbandry of pigs, poultry, rabbits, ruminants, calves and fish. Further research activities are directed to the discovery of feed ingredients and the improvement of feed production technology. Nutreco research feed plants in the Netherlands, Norway and Spain facilitate this research. In addition, Nutreco conducts R&D to advance its knowledge of food production. Nutreco laboratories in Canada, the Netherlands, Norway and Spain support all the research activities. All Nutreco research centres are ISO 9001 certified.



Calf Research Centre

The Calf Research Centre is located in the Netherlands. Trials are conducted with approximately 500 veal calves and calves for pink meat production. Milk replacers are the key focus of the research. Further research is conducted on topics such as feed ingredients, feed efficiency, meat quality, animal health and animal welfare. The research centre has collaborative projects with research facilities in Mexico.

external research institutes including leading universities around the world. They maintain contacts with leading specialists and participate in scientific conferences to be aware of the latest findings and theories in animal nutrition. In 2009, Nutreco again organised an InnoVision day (see page 43) to precede the Agri Vision conference in June.

R&D activities in Nutreco contribute to the leading positions of Nutreco businesses in their market places and to increased and sustainable production of high-quality protein food for the world of tomorrow.

Agriculture R&D

The agriculture R&D centres conduct fundamental research into the nutritional needs of farm animals, assess the potential of alternative raw materials and develop more effective ways of managing feed use on farms. A diagnostic study across the Nutreco compound feed businesses in 2009 indicated that 75% of their technical needs were common. These findings inform prioritisation of agriculture R&D activities and stimulate the sharing of best practices between research centres and among the businesses.

Data gathered by the technical teams of the Nutreco feed businesses in the field give greater insights into feed performance. For example, in 2009 the technical teams in Nutreco Canada monitored the performance of two million pigs, coast-to-coast. The information is combined with that of other Nutreco businesses to develop mathematical models such as Watson, BOSS and the new Optifeed sow feeding programme launched in Spain. These models take many nutritional, animal and commercial factors into account to indicate optimum feed formulations and feeding strategies matched to the breed, the lifecycle stage and the production environment and targets on each farm. In some instances, for example with Optifeed for breeding sows, the models can provide specific feeding regimens per animal. Continuing research and data gathering enables the R&D teams to refine these models. In turn, that increases the efficiency of animal nutrition and reduces waste and environmental pollution in the form of manure, minerals and, potentially, greenhouse gases. The R&D teams prepare and participate in training in the application of these models at farm level to ensure the maximum benefit is delivered to Nutreco customers. To facilitate sharing of knowledge and best practices, in 2010 Nutreco agricultural R&D teams will adopt one common model per species.

The agricultural R&D activities of Nutreco are located in the Agresearch Centre of Nutreco Canada, the Calf Research

Centre, Ruminant Research Centre and Swine Research Centre in the Netherlands and the Poultry and Rabbit Research Centre in Spain. Feed production technology and the production of feeds with novel ingredients are investigated at specialist pilot-scale plants in the Netherlands, Spain and Canada. These plants also supply experimental feeds for small-scale feeding trials.

R&D for premixes and specialties

R&D for premixes and feed specialties is focused at the Ingredient Research Centre established in 2008 in the Netherlands. It has two sections, to study main (macro) ingredients and those present at micro levels. As R&D with a focus on premixes and feed specialties was only brought together as a distinct group in 2009, the research portfolio continues to be developed. In general these R&D teams conduct research in feed additives, functional ingredients and young animal feeds, and in premixes and concentrates. An Ingredients Discovery Team assesses potential new ingredients and nominates the most promising for screening to ensure they meet the necessary safety and functional requirements to go further as feed ingredients.

Feed additives and functional ingredients, an emerging area of research, are used across several species. In contrast, the young animal feeds, premixes and concentrates are species-specific and research into these products is conducted in cooperation with the Nutreco agricultural research centres. Communication protocols ensure the Nutreco compound feed businesses are continually updated on research in premix and specialty products so that they can quickly implement relevant results in their products.

Research in feed additives and functional ingredients is revealing benefits in areas such as the functioning of the gut. The right combination of ingredients can stimulate uptake of nutrients from the feed both directly and by influencing gut microbiota (the microbiological population of the gut). These functions can also deliver benefits in animal health. Further research is expanding knowledge of the ways in which ingredients can support immune systems and influence the expression of genes to improve animal health and performance.

In a separate discipline, researchers are investigating the control of deleterious microbes and the toxins they produce. The resultant products can help preserve feed raw materials and finished feeds, for example from mould growth, while others can protect animals from infections,


Food Research Centre

The Food Research Centre (FRC) in Spain is active in developing poultry meat processing technology, new product development, including ready-to-eat meals, and innovative packaging. Next to this, food safety is an important focus area of the FRC. The facilities include a pilot plant, a kitchen, a panel room for tasting trials and a microbiology laboratory. In addition, much research is done in cooperation with external scientific institutions.


Ingredient Research Centre

The Nutreco Ingredient Research Centre (IRC) in the Netherlands became fully operational early in 2009. The IRC team assesses newly identified potential ingredients for feeds for pigs, poultry, ruminants and other species. They evaluate the nutritional and functional content of these ingredients and any bioactivity that can contribute to animal health and product quality. There is a dedicated portfolio of projects to support growth of the feed additives business as these products offer a potential to increase efficiency and sustainability in the use of feed raw materials. Further studies aim to strengthen the dossiers of existing ingredients and to develop feed technology. At MasterLab, the IRC has a dedicated laboratory for the screening of ingredients. Additionally, at the Research Feed Plant, the centre focuses on feed production technology.



Nutreco Canada Agresearch

Nutreco Canada Agresearch has a dedicated multi-species R&D centre of 325 ha. The centre has separate units for broilers, layers, turkeys, swine and dairy. Based near Burford Ontario, it is Canada's largest corporate animal R&D facility and one of the largest in North America. Agresearch has been successfully inspected by the Canadian Food Inspection Agency, Health Canada and the US Food and Drugs Administration (FDA). Nutreco Canada's scientific team is located in the University of Guelph Research Park, which allows for collaborative research efforts that involve the best academic, government and industrial researchers to solve the nutritional, health and management issues faced by commercial livestock producers.

Canadian research focuses primarily on quantitative nutrition. This discipline includes the study of feedstuff nutritive value, diet formulation and feeding programme design, but the major emphasis is on dynamic simulation models used to understand and predict input-output relations in the production of meat and milk.

Poultry and Rabbit Research Centre

The Poultry and Rabbit Research Centre is located between Madrid and Toledo in Spain. It has the best facilities in Europe for research in broiler breeders, broilers, layers, turkeys and rabbits. There is a special unit for physiological and digestion studies and the research team is also active in optimising nutrition for animals in different housing systems. A feed pilot plant provides the various feeds needed for these research activities.

for example by inhibiting the proliferation of microbes in drinking water supplies. The demand for such products may well increase as a consequence of climate change leading to warmer and more humid conditions in previously temperate regions.

Aquaculture R&D

Aquaculture research is conducted at the Skretting Aquaculture Research Centre (ARC) in Norway. It takes a similar approach to much of the work seen in the agriculture and specialties R&D. In areas such as functional ingredients and the investigation of microbiota, there is extensive cooperation and sharing of knowledge.

A central part of the aquaculture R&D aims to improve the efficiency with which fish can convert their feed into nutrients for growth and energy and thus reduce feed conversion ratios, that is the ratio of feed consumed to growth of the fish. An immediate target is defined as producing more fish protein from a species such as Atlantic salmon than is used as fishmeal in the feed they consume. This can be achieved through efficient feed conversion and the supplementation of fishmeal protein in the feed with alternative raw materials. Identifying alternatives to the marine raw materials of fishmeal and fish oil is vital for the expansion of modern aquaculture because the amount of these materials available globally is limited by the need to conserve the populations of the wild fish used to produce them. Significant breakthroughs were achieved in this area in 2009.

Attention to functional ingredients revealed a number present in fishmeal that perform essential functions apart from purely nutritional ones, for example in gut health, digestive processes and metabolic functions. Finding alternative sources for these ingredients makes it possible to reduce the fishmeal level in feed to new minimum limits. Additionally, researchers are exploring other characteristics of functional ingredients in areas such as nutrigenomics – feed ingredients that affect gene expression – and metabolomics – feed ingredients that affect metabolic pathways. Both, again, can contribute to making aquaculture more efficient.

When exploring alternative raw materials, one of the criteria is to maintain the health benefits for humans derived from eating fish. In addition to the long-chain omega-3 fatty acids notably obtained from oily fish such as the Atlantic salmon, fish provide a source of high-quality protein and vitamins and minerals in a form that humans can easily absorb.

As aquaculture expands to meet the growing demand for fish, it is adopting a wider range of species. Skretting ARC developed and collected knowledge of the nutrition of species such as Atlantic salmon, trout, sea bream and sea bass for over 20 years. Researchers are using that experience to accelerate the development of efficient feeds for new species, such as cod and tuna, where Skretting ARC is part of an EU project in tuna farming and is working with tuna farming development teams in the Asia-Pacific region.

InnoVision

The Nutreco R&D team organised a specialist meeting ahead of Agri Vision 2009, Nutreco's biennial multi-stakeholder conference in June 2009. This brought together leading agriculture and food scientists from four continents – Europe, Africa, North America and Asia. Discussions shared current progress in a wide range of science disciplines that relate to animal nutrition. They demonstrated that animal nutrition can gain important knowledge from new disciplines being rapidly developed by the pharmaceutical and food industries to identify the relationships of nutrition, the microbial population of the intestine and genetics. The benefits to agriculture from this work will be in the mid to long term. For instance nutritional ingredients can influence the expression of individual genes. It is being referred to as nutrigenomics and increased understanding will contribute to efficiency, animal health and welfare and to reducing environmental impact.

A second conclusion indicated there are substantial gains to be won in the near future from adapting and applying technologies already available. Examples include faster and more accurate analysis of conventional and new feed raw materials, breeding technology and more precise farm management. Many new raw materials are coming from advancing food and fuel technologies. Developments in fermentation technology are creating new opportunities with functional feed ingredients that support animal health and final product quality.

A third conclusion at InnoVision was that interdisciplinary cooperation among the sciences is increasingly important in identifying the many potential animal nutrition benefits available in the rapidly expanding knowledge base. Bioinformatics, the technology to extract meaningful information from a vast shared database, will play a central role in making this a practical possibility.



Ruminant Research Centre

The Ruminant Research Centre in the Netherlands has a resident research herd of 140 dairy cows. It has an integrated research team with expertise in dairy, beef and small ruminant nutrition. At the research facility individual feed intakes are monitored, including the separate intake patterns of concentrates and roughage, both during the dry period and lactation. The research is crucial in the development of products, concepts and nutritional models that provide state-of-the-art nutritional solutions for our customers.



Swine Research Centre

The Swine Research Centre in the Netherlands has modern housing facilities for a resident herd of sows, as well as for piglets and growing pigs. A special unit is equipped for physiological and digestion studies. Electronic pig identification and data collection systems are used to monitor individual feed intake behaviour, health and performance and to assess feeding regimes, from the piglet stage to finishing pigs.



Skretting Aquaculture Research Centre

The Skretting Aquaculture Research Centre (ARC) in Norway has 21 research specialists representing nine nationalities. They work in fish nutrition, fish health, food safety & quality and feed production to support the ARC's vision of "Tomorrow's feed today". Research at ARC is complemented by cooperation with universities and research centres around the world.

A pilot-scale Feed Technology Plant facilitates the optimisation of production equipment and processes. The plant's novel extruder allows for R&D into production methods and new ingredients, and for better understanding of the extrusion processes. The plant also produces sample batches of experimental diets for trials. Feed trials take place at the nearby ARC Fish Trials Station, where all facilities are land-based, including seawater facilities. Land-based tanks offer greater ability to monitor and control conditions such as temperature and eliminate external threats such as attack by seals or infection by sea lice. It is an advanced technology for trials with larger fish in seawater. The station is used for growth and digestibility trials with fish in fresh and salt water, from fry to adult fish. Feed developments for freshwater trout are assessed at Skretting Italy's Mozzecane trial station in northern Italy. Many aspects of research are supported in ARC's internationally accredited aquaculture laboratory, specialising in analysis of raw materials for fish feed and finished feed as well as analyses of fish.

Top innovations in 2009

Innovations coming from Nutreco R&D in 2009 led to many new products, product enhancements and improved customer service. The following are examples brought into commercial application in 2009 or scheduled for 2010.

Fylax® Forte mould inhibitor for raw materials and compound feeds

Fylax® Forte is produced using a unique technology based on Nutreco research findings. It is significantly more effective at controlling moulds in compound feeds and on raw materials than the industry standard products. As a result the same shelf life is achieved at a 15% cost saving. Fylax Forte was launched in 2009.

Raw materials for poultry feeds

Research in Nutreco delivered a better understanding of the variations in nutritional value for broilers of wheat from different geographical origins. New equations were developed for an innovative method of using NIR analysis to predict the nutritional value of the feed and its value to the broiler. The technology will help to reduce variation in broiler performance and will be introduced to the compound feed businesses during 2010.

Recyclable packaging

Innovative packaging for poultry meat was developed by Nutreco research for use in Spain. The modified atmosphere packs are less than half the weight of the previous generation while holding the same weight of product and giving the same shelf life. Thus they are stored and transported more efficiently, reducing environmental impact. Additionally, they are 100% recyclable. The new packs were introduced in a leading retailer during 2009.

Novalac, Newton and Rumenac ration calculation models

These models are used in ration optimisation for ruminants. The aim is to match the feed offered to ruminants with their specific nutrient requirements to optimise production efficiency and animal health. Using the models it is possible to calculate the total nutrition required as feed by ruminants, taking account of external raw materials and farm-specific forages such as grass silage. Additionally, the models indicate an optimum use of rumen modifiers for dairy cattle. Developments in 2009 added a new parameter relating to glucose supply and predictions of the direct feeding value of grass silage using near infrared spectroscopy (NIR). The use of NIR in these models to predict the degradation of grass silage in the rumen is unique. The innovations will be applied in 2010.

MicroBalance™ salmonid feeds

Nutreco research into the detailed nutritional profile of fishmeal revealed micro-nutrients with vital functions. The requirement by fish such as Atlantic salmon and sea trout for these micro-nutrients was demonstrated to be the limiting factor for reducing the amount of fishmeal in their feed. The research team identified alternative sources for the micro-nutrients and using these sources the level of fishmeal in grower feed for these fish can be reduced to half of previous typical levels. The MicroBalance™ concept is being commercially introduced in 2010, increasing options in feed formulation and contributing to sustainable use of fishmeal.

Optifeed sow feed concept

The innovative Optifeed sow feeding concept introduced in Spain at the beginning of 2010 is based on data and best practices from Nutreco research teams and compound feed businesses in Canada, the Netherlands and Spain. It includes a new range of feeds for different life stages and a newly developed model to indicate optimum feeding practices with the new feeds for each farm, and where possible, for each sow.

Alpha piglet feeds

Alpha piglet feeds, launched in 2009 in northwest Europe, use knowledge generated by Nutreco research and developments in the Nutreco feed specialty business (e.g. for Milkiwean). They feature high palatability and improved physical properties and are more readily eaten by the piglets. Special feed ingredients promote gut health. Alpha feeds deliver better growth rates with healthy piglets and reduced feed costs.

Tuna diets

Several aquaculture companies and research teams around the world are close to successful breeding and rearing of tuna in captivity. This will remove pressure on endangered wild stocks. Nutreco researchers have developed AquaSoft and Aurora feeds for tuna and patented methods for producing them in consistent quality feed blocks large enough to appeal to these fish. Commercial trials began in 2009 and continue in 2010.

Transfer diets for Atlantic salmon

The period just before and after the transfer of Atlantic salmon from freshwater to seawater is critical and optimum nutrition can contribute to enhanced survival and growth rates. Nutreco researchers identified active feed ingredients that enable the fish to cope better with this transition. Nutra Supreme and Spirit Supreme, for the final weeks in freshwater and first weeks in seawater respectively, are being launched in 2010.

Sustainability in Nutreco

Nutreco has been reporting on issues around sustainability for the past ten years. In 2009 Nutreco implemented the decision to embed sustainability into the management structure and motivation of Nutreco. This is being done through a programme entitled Feeding the Future.











Throughout the ten years of sustainability reporting, Nutreco maintained wide participation in stakeholder dialogues such as the Round Table on Responsible Soy and the Salmon Aquaculture Dialogue. The two most important stakeholder dialogues for Nutreco since 1996 have been the 12 alternating AquaVision and Agri Vision multi-stakeholder conferences, which provide neutral platforms for debating issues facing the animal nutrition industry and bring valuable insights from around the world. The information and opinions gained from all stakeholder dialogues, and from monitoring for issues related to Nutreco activities, have influenced strategies and ambitions in Nutreco. These activities are more fully described in the Nutreco Sustainability Report 2009.

Doubling food production while halving the footprint

In June 2009 Nutreco organised the fifth Agri Vision conference. This brought together 375 leaders of agribusinesses from 44 countries to hear from 20 top business managers and agricultural scientists during three half-day sessions. The theme of Agri Vision 2009 was the challenge of feeding the world in 2050 with nine billion people and many having higher expectations for animal proteins in their diets. At the same time the food must be produced by a smaller proportion of the population, because of urbanisation, with a narrowing resource base in terms of land and water together with volatile prices and availability of feed raw materials.

The outcome at the Agri Vision conference was strongly positive. Speakers and delegates agreed that with the knowledge and technology in hand and investment in the right areas, geographically for example in Africa and technically for example in sustainable precision farming, it will be possible to sustainably produce the food that will be needed. The potential for feeding the world of 2050 and the opportunity for Nutreco to be a sustainable contributor are described in the Feeding the Future booklet published by Nutreco in February 2010. Inspired by the strongly positive opinions expressed at Agri Vision, Nutreco in this booklet brought together the views of key speakers and many other top business leaders and scientists from all stages of our value chains. They explain the challenges and how the knowledge, skills and technology we have today and will have tomorrow will enable us to feed the world of 2050. They also show it can be done without overexploiting our planet and while maintaining the richness of our biodiversity – doubling food production while halving the footprint.

Preparing and publishing this booklet illustrates how Nutreco at its critical junction in the midpoint of the feed-to-food value chains can engage and influence other stakeholders.

The outcome of Agri Vision additionally provided an important driver for the development of the sustainability process now taking place in Nutreco and endorsed the commitment to embed sustainability in the daily activities and thinking of Nutreco. The first important step was to develop a valid and relevant sustainability policy.

Sustainability policy

The development of the policy began with the creation of an Innovation and Sustainability Committee as a Committee of the Supervisory Board who meets with the Nutreco CEO and the Nutreco Director Research & Development and Quality Affairs. Forming the Innovation and Sustainability Committee demonstrates two important points about Nutreco. First, sustainability is viewed as an essential characteristic for Nutreco and progress towards it is endorsed from the very top. Second, innovation is seen as essential in achieving progress towards sustainability through the products and technical advice Nutreco offers its farming customers.

Following a review of the sustainability approach of Nutreco by the Innovation and Sustainability Committee, a process for developing a sustainability policy was presented to the Nutreco Executive Board. The process included forming an internal Sustainability Group to guide the development of the sustainability policy. The three Executive Vice-Presidents nominated 16 people from six countries to represent all business sectors of Nutreco and key corporate functions. The group provided the basis for the sustainability policy that was approved by the Executive Board in November 2009.

The Nutreco sustainability policy sets out commitments for Nutreco. Progress towards fulfilling these commitments will enable Nutreco to increase its level of sustainability.

Nutreco will attain a high standard of sustainability by fulfilling the following commitments:

1. Nutreco invests in understanding the impact on the environment, including climate effects, associated with its activities and products. It gives priority to mitigating any that are negative, either by reduction or an equivalent positive action. The key drivers are:

- Improvement of feed efficiency, i.e. the conversion of feed into animal products, in order to optimise the use of resources and to reduce the loss of nutrients
- Further development of the use of co-products from the food, beverages and biofuel industries, biomass and non-organic raw materials to alleviate the pressure on natural resources
- Changes in diet patterns and composition of feed formulations for farm animals and fish to significantly reduce the GHG emissions attributed to livestock production systems
- Reduction of the carbon footprint in its own operations
- Work with value chain partners to establish sustainability criteria and to implement control and management systems for the sourcing of feed raw materials within Nutreco and encourage their application throughout the value chain. These criteria cover both agricultural resources, including land use change such as deforestation, and marine resources.

2. Nutreco delivers high-quality and sustainable feed solutions that support the best performance of farmed animals and fish and puts assurance of feed-to-food safety ahead of risk-carrying opportunities to win quick profits.

3. Nutreco provides safe working environments, fair and equal employment in all its operations, regardless of gender, race, colour, creed or sexual orientation. All employees have access to training and opportunities for advancement in line with their talents and ambition. Nutreco is a positive presence in communities where it is located and in wider society by acting as an enabler in social and economic development.

Attention to these commitments is essential for Nutreco to be a sustainable business economically, environmentally and socially and to fulfil its ambition of being a major contributor in Feeding the Future. The sustainability programme of Nutreco will contribute to the pride that employees can take in the work they do and the company they work for. It will contribute to the pride of communities in having Nutreco among them and of investors in the company in which they choose to invest.

Sustainability targets

To emphasise commitment, in the performance contracts of Nutreco managers for 2010 sustainability action plans contribute to the variable component of their remuneration.

Practical actions and targets:

A. Reduce and mitigate greenhouse gas effects of Nutreco operations

- Reduce CO_2 emissions of the Nutreco plants by 50% by 2015

B. Create internal and external awareness and build a global structure for sustainability:

- Make a yearly sustainability action plan per operating company. Global sustainability policy with local implementation, actions and targets
- Initiate industry (chain) wide sustainability actions
- Link Nutreco Purchasing to sustainability targets and vendor policy
- Develop sustainable products

Feeding the Future Sustainability Programme

The Feeding the Future Sustainability Programme is built to translate the sustainability targets set by the Board and the three focus areas into more specific objectives and concrete and measurable activities. The programme aims to enable in an effective way sustainable value creation and inspired business all through the organisation. It addresses the conditions needed to improve our own organisation as well as those needed to integrate our sustainability role within the industry chain.

The programme starts with building the global sustainability structure and systems needed as foundation for an increased and more measurable sustainability performance based on continuous improvement, active learning and inspiring knowledge exchange. We will involve, engage and train people at all levels of the organisation and will install cross-organisational communities of practice to build on the best practices already existing. Each operating company will develop its own sustainability action plan in line with the targets and challenges addressed in the Feeding the Future Sustainability Programme. At all levels we will continue to take innovative actions to improve and sustain our business along the way.

feeding the future

The Feeding the Future Sustainability Programme will become effective in 2010.
Some activities planned for the next two years are:

- **Developing CO_2 footprints and CO_2 reduction plans for all Nutreco plants; each contributing to the overall reduction target of 50% in 2015**
- **Extending current nutrition models for use in sustainability assessment in new product development, based on an integrated sustainability and efficiency approach**
- **Development of a Sustainable Sourcing Strategy aimed at integrating relevant sustainability elements and criteria in Nutreco's sourcing policies and processes**
- **Structuring our external engagement activities within the industry chain to become more effective, both on a global and a local level**
- **Creating more internal and external awareness and knowledge transfer about sustainability ambitions and best practices already existing**
- **Addressing all the above in the sustainability action plan per operating company**

Human resources

The year was characterised by progress and adaptation. Progress was seen in the further rollout and implementation of performance management and management development processes across Nutreco. Adaptation followed the introduction of a new top structure and organisation of Nutreco, which required a revision of management and reporting lines together with updating and validating connections in HR tools.



Nutreco in Spain introduced a national version of the Expanding Horizons programme.

Performance management & management development

After a first rollout for the top 280 in mid 2008, the People and Career Tool (P@CT) was implemented globally during the first months of 2009, in 29 countries. P@CT was implemented to improve performance management by facilitating the processes for performance planning, mid-year reviews and end-of-year reviews and to make them transparent and consistent across Nutreco businesses. Beyond this, P@CT is facilitating in the management development reviews.

In October 2009 Nutreco embarked on the management development process via P@CT. The process combines information on performance management with that on management development, including skills, training, mobility and succession planning. The review began in the operating companies and will be consolidated first in the business units and subsequently at Executive Board level. It will highlight those employees with the greatest potential to contribute to the further development of Nutreco and identify training priorities in Nutreco.

The 2009 end-of-year reviews and performance planning for 2010 using P@CT started on 1 December with the aim of completing both cycles before the end of March 2010. This is the first time a substantial number of Nutreco employees have undergone these reviews and planning processes in such a consistent and transparent manner. In the reviews, managers discuss the results with their employees and each employee is rated against the agreed objectives and the required competency levels.

P@CT is now available in seven languages including Chinese and Russian. By 31 December 2009 there were 2950 employees with access to the People & Career Tool (P@CT). In 2010 the number of employees with access to P@CT will increase in accordance with recommendations from Nutreco managers.

Nutreco HR in Spain has prepared a programme of activities for the integration of the recently acquired Cargill animal nutrition businesses in Spain and Portugal. This includes competence mapping of teams in both Nanta and Cargill to form a new business from the best of each. The services of a specialist consultancy have been retained for this programme.

Recruitment, learning & development

An e-recruitment facility was prepared for implementation on the Nutreco website early in 2009. Preparation involved collaboration across Nutreco to accommodate geographical and cultural variations. Implementation was postponed in line with the recruitment freeze. E-recruitment was implemented in January 2010, beginning with vacancies in the Netherlands.

The two-year Expanding Horizons development programme that began in 2008 is for young employees with a strong potential to accelerate their international career in Nutreco. The objective is to broaden international experience, increase understanding of Nutreco and strengthen career mobility while providing visibility and interaction with senior managers. For this first programme eight participants were recruited in the Netherlands. Working in pairs, they tackled four international assignments. Results were delivered at the end of 2009 and exceeded expectations. This confirmed the value of the programme for the participants and for Nutreco, through implementing their findings and recommendations. A second programme will begin in 2010 and recruitment will be throughout Europe.

In cooperation with Nutreco Sourcing and Procurement two training programmes were developed: Project Management and Advanced Negotiating. Following the successful completion of the first Project Management programme it will now be more widely available in Nutreco. The first Advanced Negotiating programme was scheduled for February 2010. If equally successful it will also be made more widely available.

During 2009 a new and consistent tool for job evaluation was devised. This is now being used to evaluate jobs across Nutreco. Greater uniformity of job grading will facilitate better international mobility in Nutreco, in support of the management development processes described above. This is augmented by continuing development of services to support expatriate employees.

Nutreco employees

The number of Nutreco employees increased from 9,278 in 2008 to 9,690, as at 31 December 2009, mainly as a result of the acquisitions in Brazil and Spain. Nutreco operates 117 factories in 25 countries on five continents: North and South America, Australia, Europe and Asia.

The following detail analysis does not yet include the employees of the recently acquired companies. The proportion of women employed in Nutreco was 27.7% (2008: 28.6%). The proportion of staff in managerial positions was 8% (2008: 8.1%) and 23.6% of these were female (2008: 23.4%). The average age was 41.1 years (2008: 40.0 years).

The average duration of employment was 11.7 years (2008: 10.9 years). Bachelor degrees or higher qualifications were held by 20.2% of Nutreco employees (2008: 17.9%).

Employees per segment

Approximate proportions per activity segment

Segment	Employees 2009	Employees 2008
Premix and Feed Specialties	31%	30%
Fish Feed	13%	14%
Compound Feed Europe, Animal Nutrition Canada, Meat and Other	53%	52%
Research & Development, head office and shared services	3%	4%

Geographical allocation of employees

Country	Employees 2009	Employees 2008
Spain	35.2%	36.2%
Canada	12.9%	12.3%
Netherlands	10.7%	10.8%
Other countries	41.2%	40.7%*

**The proportion of employees in all other countries was less than 10% per country and only China (6.3%) was above 5%.*

Accidents

Company-wide absenteeism and lost time incidents will be reported at the website. There were no fatal accidents in Nutreco in 2009. Nutreco maintains an ultimate objective of zero accidents in the workplace.

Risk management

Risk profile

Nutreco's management acknowledges that managing risks is an essential element of entrepreneurship. In fact, accepting a certain level of risk is a prerequisite for achieving the Company's strategic objectives and financial targets.

In general Nutreco adopts a prudent attitude with respect to the acceptance of significant business risks. A risk's significance is determined by the likelihood of it occurring and its potential impact on strategic objectives and financial targets.

As a result of the global financial crisis, in the management's opinion, credit risk arising from supplies to customers is a major risk.

Secondly, the high volatility of raw material markets in the last two years has intensified the management's focus on the operational and financial risks resulting from this situation. In the first half of 2009 this risk, related to (the volatility of) commodities, did materialise. Nutreco's compound feed business in the Netherlands reported an operating loss of approximately EUR 20 million related to purchase positions in raw materials. Measures have been implemented to prevent that this could happen again in the future: management has been changed, risk limits have been tightened and monitoring has improved and intensified.

Thirdly, in countries in which Nutreco has invested, or has planned to invest, management has to evaluate risks in relation to both the composition of its portfolio and the selection of acquisition targets carefully.

Nutreco's general risk management and its control systems for monitoring the various risks with which the Company is confronted are described below.

Organisation of risk management

Risk Management Advisory Board

The Executive Board is assisted by a Risk Management Advisory Board. The Risk Management Advisory Board evaluates risk exposure and advises both the Executive Board and the operating companies' managements on risk exposure as well as on the set-up and effect of the implemented control measures. The Risk Management Advisory Board met five times during the year under review. A report of these meetings has been presented to the Executive Board and the Audit Committee. The Risk Management Advisory Board always comprises the CFO, Group Controller, Group Treasurer, Corporate Secretary and Group Audit Manager. Specific business know-how is provided by business management or external experts who are invited to attend the meeting.

During 2009 the Risk Management Advisory Board paid considerable attention to the main risk areas and management processes related to the purchase of raw materials, including the use of derivative financial instruments, such as options and futures, and the accounting of such instruments. Particular attention was paid to improving the risk reporting system and effectively monitoring follow-up actions by corporate and business units.

Risk Management Model

Within Nutreco risk management is based on a risk management model which is utilised by all business operations throughout the Group. The model provides management of operating company tools to identify, classify, report and monitor risks at a business level. The risk monitoring results are reported during the quarterly business review meetings and are presented to the Executive Board for evaluation. The model has been integrated into the existing planning and control cycle. During 2009 the existing risk management model was improved by a further harmonisation of periodical risk reporting by the different business units.

The strategic, operational, financial and compliance risks that could have the greatest adverse affect on the full achievement of Nutreco's objectives are described in more detail overleaf. This is not an exhaustive list. There may be risks that have currently been categorised as not having a significant impact on the business but which the Company has not yet fully assessed. These risks could, however, develop into major risks. The objective of the Company's risk management systems is to highlight such incidents in time.

The table below summarises the risks that are currently considered to be the most significant.

	Internal risk	External risk
Strategic	• Integration of acquisitions	• Execution of strategy in emerging markets
Operational	• Manufacturing process	• Margin protection and volatility of raw material commodities • Quality and safety of raw materials • Customer concentration • Margin impact due to volatile poultry and pig prices • Volume impact due to animal diseases
Financial	–	• Credit • Foreign currency transactions • Liquidity • Interest rate
Compliance	• Integrity	• Regulatory and environmental

Strategic risks

Internal

Integration of acquisitions
The risk that the integration of newly acquired businesses does not proceed according to plan and the synergy objectives are not achieved.

Managing the integration of acquired businesses
Acquisitions are one of the drivers of Nutreco's growth and a component for achieving its financial targets. Nutreco's acquisitions strategy is laid down in the Acquisition policy, which covers not only the pre-acquisition period and the acquisition process but also the post-acquisition process. To successfully integrate acquired businesses, an integration plan that includes functions such as marketing, sales, human resources, finance, research & development and procurement, is drawn up. After the acquisition, the execution of this plan by dedicated people is closely monitored and discussed during the monthly business review meetings. A progress report of integrations of recent acquisitions is presented to the Executive Board on a quarterly basis during the first year after acquisition.

External

Execution of strategy in emerging markets
The time-consuming process in reaching an agreement with the right acquisition targets in the selected growth markets due to differences in governance, business integrity, feed safety, sustainable sourcing, manufacturing practices and business culture.

Management of execution of strategy in emerging markets
It is Nutreco's strategy to realise growth through acquisitions in the main growth markets in Latin America, Eastern Europe and Asia. The selection of an acquisition target from these areas has to be more stringent, also because of business culture differences. Business partners can for instance not always meet Nutreco's demands with regard to quality, feed safety and corporate social responsibility. Nutreco carries out a thorough M&A process during which various departments, including Health, Safety, Environment and Quality, are involved in an advisory capacity.

This could result in a longer time frame to acquire the target companies than was foreseen and planned. Nutreco tries to avoid this by building a pipeline of targets of companies that are at or close to the Company's requirements.

Operational risks

Internal

Manufacturing process
The risk of using the wrong feed formulation for a product and other manufacturing issues that could lead to a different specification of the product than was agreed upon which could have an adverse impact on animal health.

Management of feed manufacturing
Nutreco's processes are strictly controlled to meet customer needs and legal requirements. Thorough and detailed monitoring programmes at all relevant stages from raw materials to finished product are achieved via a monitoring system and quality control programme. Analysis of raw materials and products are executed in Nutreco's own laboratories. Nutreco's manufacturing sites are working according to internationally accepted and known quality standards, including a unique premium HACCP system. All production plants are subject to Nutreco's HSEQ (Health, Safety, Environment & Quality) standards and are audited on a regular basis.

During the year under review there was one occasion on which the Company recalled products in relation to a wrong formulation for a specific product which could potentially have led to health problems for the animals. The investigation showed that the primary cause was human error at both Nutreco and the customer. Compliance with a number of working procedures, originally put in place to prevent the error from occurring, had lapsed over time for several reasons. Extra review and evaluation of procedures in the quality assurance system was introduced to ensure a more effective system.

External

Margin protection and volatility of raw material commodities
Price developments in the international markets for raw materials influence revenue and margins.

Management of raw materials risk exposure
Purchasing management operates within the framework of centrally specified policies and guidelines and must act in conformance with the required internal control measures. Compliance is monitored by management and the Executive Board supported by the Internal Audit department.

Nutreco's contract positions are based on a thorough understanding of the commodity markets. In 2009 the further centralisation of the procurement of the most important raw materials and the development of a global network enables knowledge of markets, suppliers and conditions of raw materials to be shared at a Nutreco level.

Main contracts and important purchase decisions are executed and monitored by the central procurement organisation. Contracts exceeding predefined limits must be authorised by the Executive Board. Existing contract positions are closely monitored and, when necessary, corrective actions are evaluated and implemented.

To enable it to stay abreast of the current situation in the raw materials markets and maintain its gross margins, Nutreco has introduced more pass-on clauses into sales contracts with customers.

One of the operational risks related to (the volatility of) commodities did materialise in the first half of 2009. Nutreco's compound feed business in the Netherlands reported an incidental operational loss of approximately EUR 20 million related to purchase positions in raw materials due to the extreme price volatility of raw material commodities in 2008. Measures have been implemented to prevent this could happen again, the management has been changed and measures to monitor the risk exposure have been tightened. These measures include a revision of the existing risk management policy for commodities.

Quality of raw materials
Raw materials do not always meet the required quality and safety standards. If non-conforming materials enter the food chain, they could constitute a hazard.

Management of the quality of raw materials
The year under review once again demonstrated that the procurement of reliable raw materials remains important for the total feed and food industry.

The Nutrace system, aimed at monitoring the many risks relating to the purchase of safe raw materials and their processing into safe end products for humans and animals, has been in operation for several years. One of the results of Nutrace and the initiatives within the framework of TrusQ – the partnership with companies active in the Dutch and Belgian compound feed market aimed at promoting food safety – is a network of suppliers that supply raw materials and products that meet Nutreco's standards.

If there are grounds for doing so, raw materials will be refused and their suppliers will be called to account in connection with their product quality. During the year under review there was one occasion on which the Company recalled products in relation to a contamination in raw materials. Corn with too high a level of aflatoxine was used in compound feed products in the Netherlands. A recall was necessary. A small volume of feed was recalled from customers. A well trained crisis management team and effective crisis management procedures ensured a fast and effective reaction and kept the consequences under control. Thanks to the system and the reaction on the event the impact was limited.

Customer concentration
Customer concentration and the dependence on a small number of major customers.

Management of customer concentration
In general Nutreco's customer base is rather fragmented, especially in animal nutrition, where Nutreco supplies a large number of relatively smaller customers. By contrast, salmon feed is supplied to a small number of large companies. The most important customer in this segment, Marine Harvest, accounts for less than 8% of Nutreco's total annual sales. In the segment Meat and Other, the Spanish supermarket chain Mercadona is a leading customer but also accounts for less than 8% of Nutreco's total revenue. Due to the composition of Nutreco's portfolio, no major changes in this situation are foreseen.

Volatility of poultry and pig prices
Prices for poultry and pigs could influence the Nutreco business, which is directly exposed to market prices.

Reduction of volatility in poultry and pig prices
Nutreco is partly exposed to risks arising from fluctuations in the market price of poultry and pigs. In Spain and Canada, Nutreco applies a cost plus method for determining the sales price of approximately 50% of its poultry and pork products, which reduces the impact of volatile poultry and pig prices. For the remaining part of the sales volume, Nutreco is exposed to market price fluctuations.

Animal diseases
The occurrence of animal diseases in livestock farming could lead to a significant reduction of the number of animals and, as a consequence, to a lower demand for feed.

The livestock of Nutreco could be exposed to animal diseases.

Mitigation of the risk related to animal diseases
Animal diseases in agriculture and aquaculture can have a financial impact on individual Nutreco businesses as temporary lower volumes will be sold to customers whose animals are impacted. The regional spread of activities and the variety of animal species for which feed is supplied limits this risk. In 2008 and 2009, this risk materialised in Chile as the salmon of Nutreco's customers was impacted by a disease. The lower fish feed sales in Chile were mostly offset by higher volumes in Norway.

Nutreco owns pigs and poultry, mainly in Spain. The total value of livestock as at the end of 2009 was EUR 104.9 million (2008: EUR 102.6 million). In case of a disease the Company's own livestock could be impacted. Nutreco's livestock is spread over various locations, which limits the risk. In the past the owners of livestock were in most cases (partly) compensated by local or national governments in case of disease.

In 2009 there were no special events involving Nutreco's livestock that had a material impact on the Company's consolidated result.

Financial risks

External

Credit risk
The development of the financial crisis and low prices for farmer products increases the chance that third parties will not be able to fulfil their financial commitments.

Management of credit risks
Credit risk is the loss that would have to be recognised if third parties failed to perform as contracted. To reduce credit risk, Nutreco carries out ongoing credit analyses of its customers' financial situation. Nutreco uses market intelligence and, if required and possible, credit rating agencies to determine its customers' creditworthiness. For doubtful debts adequate provisions are in place of EUR 58.0 million (2008: EUR 58.8 million). In some cases Nutreco had to shift from receivables to loans as payment terms were extended over one year. Credit to debtors is closely monitored in business review meetings and specific indicators, such as Day Sales Outstanding and overdue debts, are reported and discussed in detail. Some customers are temporarily no longer supplied.

Low prices for farmer products such as milk, pigs, chicken or fish could also increase the credit risk. As these prices have no correlation with feed prices, a long period of low prices for farmer products could have an impact on the financial situation of some of our customers.

The international growth of premixes, special feed and fish feed for other fish species has resulted in a wider and more international spread of customers. Although this has reduced the overall credit risk, it has, at the same time, increased the credit risk for emerging markets. The risk profile of Nutreco's customers differs per business segment. As at 31 December 2009 the total outstanding amount owed by Nutreco's most important customers, Marine Harvest (Fish Feed) and Mercadona (Meat and Other) each represented less than 10% of the total outstanding amount.

As a consequence of the financial crisis, and to the extent possible, continuous attention is paid to the credibility of third parties such as banks, insurance companies, customers and strategic suppliers.

Nutreco has an exposure to reputable banks created by the usage of cash investments and derivative financial instruments. Due to the credit crisis, banks are carefully monitored and credit limits are (temporarily) reduced in the event of uncertainty. Cash and cash deposits and derivative financial instruments are held with banks with a credit rating of at least A+ (Standard & Poor's). The maturity of the exposure is, except for interest rate derivatives, short term and spread over various banks to reduce the counterparty risk.

Foreign currency transaction risk
Exchange rate fluctuations relating to either the purchase of raw materials or sales of finished products to customers could influence margin.

Management of foreign currency transaction risk
Most of Nutreco's foreign currency translation risks relate to the purchase of raw materials. In the animal nutrition and fish feed business, price changes resulting from foreign currency movements can generally be passed on to customers. In addition, in some markets sales contracts include price clauses to cover foreign currency movements. The possibilities and time to pass the effects of foreign currency movements on to customers vary per market, are regularly assessed and only take place when a structural increase has occurred.

In comparison with 2008, the volatility of most of the foreign currencies in which Nutreco carried out transactions stabilised or decreased, which meant the foreign currency risk did not further increase.

Nutreco's foreign currency transaction exposure is determined by foreign currency movements that are not likely to be passed on to customers. This foreign currency exposure is managed by means of financial derivative instruments, such as foreign currency forward contracts and swaps, as well as short-term bank balances in foreign currencies. The average pass-on period mirrors the average maturity of derivative financial instruments – three months, generally with a maximum of twelve months.

Liquidity risk
Nutreco should always be in a position to be able to meet its payment obligations.

Liquidity risk management
The primary objective of liquidity management is to ensure that Nutreco always has sufficient committed credit facilities, cash and cash equivalents to meet its payment obligations. Group Treasury monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows. Nutreco's target is to have sufficient committed credit facilities, a well spread long-term debt maturity schedule and a strong liquidity position.

On 8 April 2009 Nutreco issued USD 150 million in senior notes in a private placement in the United States of America. The notes have been used to repay the maturing USD 46 million portion of the notes issued in 2004 and to refinance existing bank debt using long-term debt. The senior notes consist of three tranches with maturities of five, seven and ten years and are placed with six institutional investors.

On 20 May 2009 Nutreco successfully refinanced its existing revolving credit facility of EUR 550 million, which would have matured in March 2010. The new facility amounts to EUR 550 million and has a maturity of three years. The facility is supported by an international group of banks.

The private loan and the new revolving credit facility mean Nutreco has extended its debt maturity profile and ensured sufficient liquidity for the coming years. At the end of 2009 EUR 455.5 million of the total facilities of EUR 1,095.1 million had been used (2008: EUR 595.4 million and EUR 1,038.0 million repectively). Nutreco's core credit facilities and its use of these facilities are contracted by Group Treasury. Interest-bearing borrowings by operating companies are only allowed with the prior approval of Group Treasury. In addition to the unused credit facilities Nutreco had EUR 232.6 million in cash and cash equivalents available at the end of 2009 (2008: EUR 228.3 million).

Interest rate risk
Interest rate fluctuations affect the cost of financing of the Company.

Management of interest and currency risks
Managing the interest risk is the responsibility of Group Treasury. Interest rate hedging via fixed interest rate agreements or derivative financial instruments is carried out within the framework of Nutreco's policy and reported quarterly.

Mainly as a consequence of the issuance of the private placement and a lower average net debt due to a very strong operating cash flow, the relative share of fixed rate interest-bearing borrowings is 81%, exceeding the objective of 70%.

Compliance

Internal

Integrity risk
The growth of international activities increases the integrity risk.

Management of integrity risk
Corporate governance and compliance requirements have become increasingly stringent and comprehensive. Today, rather than merely being a matter of 'form', compliance has become more and more a matter of 'substance' and, therefore, demands more attention from the organisation in both procedural and cultural terms. Recent acquisitions in new countries have increased the company's risk profile in both procedural and cultural terms.

In view of the current economic climate Nutreco recognises that the risk of fraud, by both external parties and its own staff, has increased and requires the management to take appropriate measures. Nutreco has a Code of Ethical Conduct, which sets out a number of moral values to which Nutreco subscribes. The members of the Supervisory Board, the Executive Board and all employees with managerial responsibilities are required each year to confirm in writing that they have complied with this Code. The Company Secretary is in charge of supervising compliance with the Code of Ethical Conduct.

During 2009 the existence and importance of the Nutreco Integrity Line was communicated and stressed throughout the Group and fraud awareness presentations were attended by various groups of staff. There was no fraud case to be reported.

External

Regulatory and environmental risk
Nutreco can be held liable for the consequences of its non-compliance with legislation and regulations particularly in the field of the environment.

Management of regulatory and environmental risk
Nutreco is subject to laws and regulations in the various countries in which it operates. The Company has established environmental policies and procedures aimed at compliance with local environmental and other laws. The management carries out regular reviews to identify environmental risks and to ensure that adequate systems to manage those risks are in place.

To ensure Nutreco can withstand calamities in this field, it is also covered by insurance.

Management review and reporting

As the Executive Board, we are responsible for the Company's strategy including its risk profile (see page 52) and for taking appropriate measures for the design and operation of the internal risk management and control systems consistent with Nutreco's business (see page 52). These systems, which are based on the COSO internal control framework, have been designed to detect opportunities and risk on a timely basis, to manage significant risks, to facilitate the realisation of the Company's strategic, operational and financial objectives, to safeguard the reliability of the Company's financial reporting and to comply with applicable laws and regulations.

To fulfil our responsibilities, we systematically reviewed and, where necessary, enhanced the Company's internal risk management and control processes with regard to its strategic, operational, compliance and financial (reporting) risks during the year 2009. The results of these reviews, including changes and planned improvements, have been discussed with the Audit Committee and the Supervisory Board.

Based on our review we are of the opinion that, with respect to the financial reporting risks, the risk management and internal control systems have adequately performed during the year 2009 and provide a reasonable degree of certainty that the 2009 financial reporting of Nutreco contains no inaccuracies of material importance.

In addition we declare, based on article 5.25c Wet op het financieel toezicht (Wft), that to the best of our knowledge and in accordance with the applicable reporting principles:

- the consolidated financial statements of 2009 give a true and fair view of the assets, liabilities, the financial position and the profit and loss of Nutreco and its consolidated operations; and
- the management report includes a fair review of the position as per 31 December 2009 and of the development and performance during 2009 of Nutreco and its related participations of which the data have been included in the financial statements, together with a description of the relevant risks of which the Nutreco group is being confronted.

Amersfoort, 1 March 2010

W. Dekker, CEO
C.J.M. van Rijn, CFO
K. Nesse, EVP Aquaculture
F.J. Tielens, EVP Specialties
J.A. Vergeer, EVP Agriculture

Corporate governance

The Dutch Corporate Governance Code came into force on 1 January 2004. The Corporate Governance Code Monitoring Committee (Commissie Frijns) released an amendment to the Code (the 'Amended Code') in December 2008. The Amended Code came into force on 1 January 2009 and has been incorporated in Dutch law and will hereinafter be referred to as the Code. A report on compliance with the Code will be presented at the AGM of 2010. During the course of 2009, the Executive Board carried out an in-depth study of the changes and amendments set out in the Code and reported hereon to the Supervisory Board and the Remuneration Committee. In this report the Company's compliance with the best practices of the Code are reviewed and commented upon. In compliance with the Code, this 'Corporate governance' chapter will be put for discussion on the agenda of the Annual General Meeting of Shareholders (AGM) to be held on 1 April 2010 under a separate agenda item.

The main points where the Company is not in compliance with the current Code are the following:

- Appointment of Executive Board members for a (renewable) maximum period of four years. The CEO and the CFO were appointed prior to the introduction of the Code and the Company is bound by employment contracts for an unlimited period. During the year under review, the Executive Vice-Presidents of the Company's three divisions were appointed to the Executive Board at an EGM held on 30 June 2009. The terms of the employment of the three Executive Vice-Presidents as new members of the Executive Board are in full compliance with the best practices of the Code.
- Severance pay limited to one year's fixed remuneration component. The CEO and the CFO were appointed prior to the introduction of the Code and the Company is bound by the terms of their employment contracts and the severance payment conditions provided therein. For the newly appointed members of the Executive Board, the severance pay has been limited to one year's fixed remuneration in compliance with the requirements of the Code.

For easy reference, this corporate governance report follows, where practical, the sequence of the best practices as listed in the Code and sets out to what extent the Company applies the best practice provisions of the Code.

Compliance with the Code

Changes to the corporate governance structure for the approval of the AGM

The Company will continue to submit for discussion and approval by the General Meeting of Shareholders under a separate agenda item each substantial change in the corporate governance structure of the Company and in the compliance by the Company with the Code.

Executive Board

Composition

Until 30 June 2009, the Executive Board consisted of three members: Mr W. Dekker, CEO, Mr J.B. Steinemann, COO, and Mr C.J.M. van Rijn, CFO. Mr. J.B. Steinemann's employment was terminated per 30 June 2009. At an EGM held on 30 June 2009, the Executive Vice-Presidents of the Company's Agriculture Division, Mr J.A. Vergeer, Aquaculture Division, Mr K. Nesse, and Specialties Division, Mr F.J. Tielens, were appointed to the Executive Board.

The Executive Board is appointed by the General Meeting of Shareholders on the proposal of the Supervisory Board, with the latter indicating whether or not the proposal is binding. This binding character can be waived by a simple majority of the votes cast at the General Meeting of Shareholders. At the AGM of 2002, the Supervisory Board agreed not to use the option of making a binding proposal for appointments unless in exceptional circumstances, such as a threatened takeover.

Approval of operational and financial objectives and strategy

As is standard practice within the Company, the Executive Board presented to the Supervisory Board (a) the strategic plan of the Company, (b) the objectives to implement the agreed strategy and (c) the parameters to be used for measuring performance.

Strategy

Nutreco's strategy is to strengthen its leading global and regional positions in the global animal nutrition and fish feed markets. Nutreco aims for a balanced portfolio of geographies, species and products for a profitable growth, both organic and through acquisitions. The Company pursued its strategy of growth in its animal nutrition and fish feed businesses through acquisitions in its important market of compound feed in Spain and Portugal and in Brazil. Significant savings were realised through central purchasing of key ingredients by the Nutreco Sourcing and Procurement organisation, which started operating in 2007, and by a major working capital reduction initiative, which was launched early 2009 and included workshops with local management and controllers throughout the organisation.

Operational and financial objectives – Budget

The operational and financial objectives of Nutreco are laid down in the budget. The Executive Board sets the framework and key objectives of the budget. Budgets of Nutreco's operating companies are constructed bottom-up, challenged by the Executive Board and adjusted top-down where necessary to meet Nutreco's objectives. The 2010 budget was submitted for approval to the Supervisory Board, who approved it at its December 2009 meeting.

Corporate Social Responsibility

Since the year 2000, the Company publishes a separate Corporate Social Responsibility Report on the social responsibility issues that are relevant to the enterprise of the Company. Reference is therefore made to the Sustainability Report 2009. In line with the best practices of the Code, certain sustainability objectives were included in the 2009 performance contracts with the Executive Board. For 2010 certain specific sustainability objectives have been set as performance targets. A visible step was taken showing the importance attached by the Executive Board and the Supervisory Board by installing a new Committee of the Supervisory Board, the Innovation & Sustainability Committee, headed by Mr A. Puri and with Mr Y. Barbieux and Mr J.A.J. Vink as members. The report on this Committee's work in 2009 is included in the report of the Supervisory Board.

Internal risk management and control systems

Nutreco maintains operational and financial risk management systems and procedures and has monitoring and reporting systems and procedures. It has a Code of Ethical Conduct, which is published in the Company's Sustainability Report and on the Nutreco website (www.nutreco.com). The Code includes a 'whistleblower policy' paragraph. In order to facilitate the reporting of irregularities, if any, with the Code of Ethical Conduct, it was translated in all 19 local languages in use within the Group. A Nutreco Integrity Line was set up, which is operated by an external service provider. Any employee who wishes to report non-compliance with the Code of Ethical Conduct can do so, whether directly to management or anonymously by using the Nutreco Integrity Line, without jeopardising his or her employment with the Company. A limited number (9) of complaints were received through the Nutreco Integrity Line. These complaints mainly related to labour relations and none were of a material nature. These complaints were all investigated by management and a management reaction was posted on the Nutreco Integrity Line in order to inform the complainants of the Company's position and, where relevant, of any corrective actions taken to avoid repetition. Compliance with the Code is monitored by the Compliance Officer of the Company.

Management review and reporting

The 'Management review and report' statement of the Executive Board as well as more details on the risk management and internal monitoring and reporting systems and procedures are given under the 'Risk management' paragraph of this report (page 52).

Sensitivity of the results to external factors and variables

Reference is made to the 'Risk profile' chapter of this report (page 52). In the 'Risk profile' chapter, an explanation is given on the Company's 'risk appetite'. In summary, the Company's 'risk appetite' is conservative and measures are in place to mitigate any business risks which are inherent to the Company's operations.

Mandates with third parties

Acceptance by the Executive Board of no more than two mandates as a Supervisory Board member of a listed company requires the prior approval of the Supervisory Board to prevent conflicts of interest and reputational risks. Chairmanship of such Supervisory Board position is excluded. Other appointments of material importance need to be notified to the Supervisory Board. Members of the Executive Board are also appointed to the Board of a number of Nutreco operational entities.

No conflicts of interest reported

All members of the Executive Board are currently employed by Nutreco Nederland B.V., a subsidiary of Nutreco Holding N.V. As part of the terms of their employment contract, they have undertaken not to compete with Nutreco activities. Nutreco's Code of Ethical Conduct prevents employees and directors to accept gifts of commercial value for themselves or their relatives, to provide advantages to third parties to the detriment of the Company or to take advantage of business opportunities to which Nutreco is entitled. None of the members of the Executive Board is a supplier of goods or, in any way other than necessary for the performance of their job, of services to the Company or its subsidiaries. During the year under review, no conflicts of interest were reported between members of the Executive Board and Nutreco or its subsidiaries.

Loans or guarantees

As a matter of policy, Nutreco does not extend any loans or guarantees to the members of the Executive Board.

Supervisory Board

Composition

Until the AGM of 21 April 2009, the Supervisory Board consisted of five members, who are appointed by the General Meeting of Shareholders for a term of four years and can be reappointed for a maximum of two further terms of four years. Mr R. Zwartendijk is chairman. Mr L.J.A.M. Ligthart, vice-chairman of the Supervisory Board, reached the end of his third and final four-year term as a Supervisory Board member and stepped down as a Supervisory Board member at the AGM. At the same AGM, Mr R.J. Frohn and Mr A. Puri were appointed to the Supervisory Board for a renewable four-year term. Following his appointment, Mr R.J. Frohn was elected chairman of the Audit Committee and Mr A. Puri was elected chairman of the Innovation & Sustainability Committee. Mr J.M. de Jong was elected vice-chairman of the Supervisory Board. Mr Y. Barbieux and Mr J.A.J. Vink are members of the Supervisory Board.

Duties

The duties of the Supervisory Board are to supervise the management by the Executive Board, the effectiveness and integrity of the internal control and risk management systems and procedures put in place by the Executive Board and the general conduct of affairs within Nutreco and its businesses, and to assist the Executive Board with advice in accordance with the best practices of the Dutch Corporate Governance Code.

In addition, certain (material) decisions of the Executive Board, as specified in the law, in the Articles of Association and in the Supervisory Board rules, are also subject to the prior agreement of the Supervisory Board.

Rules

Since 1997, the Supervisory Board has used rules as a basis for its own functioning and for its relationship with the Executive Board. In view of the coming into force of the Code, these rules will be updated by the Supervisory Board. The rules are posted on Nutreco's website (www.nutreco.com).

All Supervisory Board members independent and no conflicts of interest

All Supervisory Board members are independent from the Company within the meaning of best practice provision III.2.2 of the Code. None of the members is a member of the Executive Board of a Dutch listed company in which a member of the Executive Board of the Company is a Supervisory Board member. There are no interlocking directorships. None are or were in the past employed by Nutreco and/or represent directly or indirectly a shareholder of Nutreco or a supplier or customer of the Company. None of the members of the Supervisory Board provides any services to or has any direct or indirect ties with Nutreco outside his Supervisory Board membership. Until June 2009, Mr L.J.A.M. Ligthart chaired the Supervisory Board of Nutreco Nederland B.V., a fully owned subsidiary of the Company. Mr M.S.J.H. Stevens was appointed to succeed Mr L.J.A.M. Ligthart as a Supervisory Board member of Nutreco Nederland B.V. and Mr W. Klaassen was appointed chairman of the Supervisory Board of Nutreco Nederland B.V. The Supervisory Board rules contain provisions with regard to potential conflicts of interest. In the year under review, no transactions with a potential conflict of interest took place.

The Code states as a best practice that all transactions between the Company and legal or natural persons who hold at least 10% of the shares in the Company shall be agreed under the conditions customary in this branch of industry. The Company has dealings with ING, which declared a 9.55% interest on 10 August 2007, and with ASR Nederland N.V., which declared a 6.56% interest on 6 October 2008.

ING is a member of the bank syndicate which granted a syndicated bank loan in 2009. As part of this syndicated bank loan, financial transactions took place throughout the year with several banks, including ING. Such transactions were carried out subject to conditions customary for such transactions in this branch of industry. ASR Nederland N.V. is one of the Company's insurers.

Fixed remuneration – Shares in Nutreco

As provided in the Articles of Association, none of the Supervisory Board members receives a remuneration that is dependent on the financial performance of Nutreco. The Supervisory Board rules require members' individual shareholdings in the Company to serve for the sole purpose of long-term investment only. With the exception of Mr Y. Barbieux, who held 504 shares (2008: 466 shares) in the Company as at 31 December 2009, none of the Supervisory Board members is holding any share or option rights to acquire shares in Nutreco.

Shares or other securities in Dutch listed companies other than Nutreco

The Supervisory Board rules contain regulations concerning ownership of and transactions in securities held by members of the Supervisory Board in Dutch listed companies other than Nutreco. Under the amended Code it is no longer required to notify any such transactions to the Company's Compliance Officer.

No loans or guarantees to Supervisory Board members

As a matter of policy, Nutreco does not extend any loans or guarantees to the members of the Supervisory Board.

Profile

A profile setting out the desired expertise and background of the Supervisory Board members is part of the Supervisory Board rules and was used in the process of selecting Supervisory Board members. Two of the Supervisory Board's current members can be regarded as financial experts within the meaning of best practice III.3.2.

Mr J.M. de Jong was a member of the Executive Board of ABN Amro Bank N.V. (Netherlands) and Mr R.J. Frohn was a member of the Executive Board and CFO of AkzoNobel until his appointment in 2008 as a member of the Executive Board responsible for AkzoNobel's Specialty Chemicals business.

The Supervisory Board strives to achieve diversity in terms of expertise, nationality and gender. With the appointment of Mr R.J. Frohn, the vacancy left by the departure of Mr L.J.A.M. Ligthart as a financial expert and chairman of the Audit Committee was filled. The appointment of Mr A. Puri, a U.S. citizen, added expertise to the Supervisory Board in matters of innovation and sustainability. When selecting a new candidate for the Supervisory Board, due regard will be paid to achieving gender diversity.

Company Secretary

The Supervisory Board received support from Mr B. Verwilghen, Company Secretary, also Compliance Officer and Director of Legal Affairs and Insurance.

Audit Committee

The Supervisory Board resolved during the course of 2002 to appoint two of its members to act as the Supervisory Board's Audit Committee. Mr L.J.A.M. Ligthart chaired the Audit Committee until the AGM of 21 April 2009, when he stepped down at the end of his final four-year term as a member and vice-chairman of the Supervisory Board. Following his appointment as a member of the Supervisory Board, Mr R.J. Frohn was appointed chairman of the Audit Committee. Mr J.A.J. Vink is a member.

The duties of the Audit Committee are to ascertain that the Company maintains adequate procedures and control systems to manage the financial, operational and IT-related risks to which the Company is exposed, to prevent fraud and to oversee the integrity of the Company's financial reporting.

During the year under review, the Audit Committee met three times. All three meetings were attended by the internal auditor. In addition, a telephone conference was held to review the half-year results. All three meetings and the telephone conference were attended by the Company's external auditor, KPMG Accountants N.V. At one of its meetings, the Audit Committee held an assessment of its own performance.

Details about the Audit Committee's activities during the year under review are included in the report of the Supervisory Board.

Risk management

Please refer to the 'Risk management' paragraph on page 52 of this report.

Remuneration Committee

The Remuneration Committee consists of Mr J.M. de Jong (chairman), Mr R. Zwartendijk and Mr Y. Barbieux (members). The Remuneration Committee meets at least once a year with the CEO. The Remuneration Committee seeks advice from specialised advisers when deemed useful. The Remuneration Committee makes recommendations to the Supervisory Board.

The Supervisory Board has discretionary powers within the limits set by the remuneration policy (see below) as approved by the General Meeting of Shareholders to decide on the award of performance shares to members of the Executive Board and a number of executives and senior staff, and to decide on the continuation of the employee share participation scheme.

During the year under review, the Remuneration Committee held five meetings. Details about the Remuneration Committee's activities during the year under review are included in the report of the Supervisory Board.

Selection and Appointment Committee

Since the introduction of the Corporate Governance Code, a separate Selection and Appointment Committee was installed consisting of the members of the Supervisory Board. The chairman of the Supervisory Board acts as chairman of the Selection and Appointment Committee. The Committee meets on an ad hoc basis and deliberated, during the year under review, on the termination of the employment agreement with Mr J.B. Steinemann. The Committee discussed the proposal to appoint Mr K. Nesse, Executive Vice-President Aquaculture Division, Mr F.J. Tielens, Executive Vice-President Specialties Division, and Mr J.A. Vergeer, Executive Vice-President Agriculture Division, as members of the Executive Board and a delegation of the Committee interviewed the proposed candidates. Subsequently, these proposed appointments were approved by the General Meeting of Shareholders. The Committee noted the end-of-final-term resignation of Mr L.J.A.M. Ligthart at the AGM of 2009 and proposed to the General Meeting of Shareholders to appoint Mr R.J. Frohn and Mr A. Puri as new members of the Supervisory Board. In addition, the end-of-term resignation of Mr J.A.J. Vink was noted and the Committee proposed to reappoint Mr J.A.J. Vink for a new four-year term. Subsequently, these proposed appointments were approved by the General Meeting of Shareholders and Mr R.J. Frohn was appointed chairman of the Audit Committee, whereas Mr A. Puri was appointed chairman of the newly created Innovation & Sustainability Committee.

Innovation and Sustainability Committee

In September 2009 the Innovation and Sustainability Committee was installed. The Committee consists of Mr. A. Puri (chairman), Mr J.A.J. Vink and Mr Y. Barbieux (members). The focus areas of the Committee are the governance of research & development, feed-to-food safety and sustainability. During the year under review the Committee held two meetings. Details about the Innovation and Sustainability Committee's activities in 2009 are included in the report of the Supervisory Board.

Remuneration of the Supervisory Board and its committees

No increase in the remuneration of the Supervisory Board of Nutreco Holding N.V. and its committees took place in 2009. The remuneration of the membership of the newly installed Innovation & Sustainability Committee is the same as that for the Remuneration Committee. The total remuneration of the members of the Supervisory Board amounted to EUR 322,250 (2008: EUR 274,000). For the individual remuneration, please refer to page 140 of the financial statements. These amounts are gross amounts per year. The remuneration of the Supervisory Board is reviewed once a year.

Executive Board remuneration policy

The objectives of the remuneration policy are to attract, motivate and retain good management, and to achieve a market-compliant remuneration policy based on a variable remuneration linked to certain measurable objectives, directly related to the performance targets of the Company. The remuneration policy as approved by the General Meeting of Shareholders is to remunerate the Executive Board at the median of the market reference group. The different components of the Executive Board's remuneration are reviewed by the Remuneration Committee on at least a yearly basis.

Remuneration of the Executive Board consists of the following components:

- a base salary which is fixed and reviewed once a year;
- a variable payment which is related to performance against targets agreed with the Supervisory Board for the year ahead;
- advantages in kind such as health insurance, a company car and an amount for compensation of expenses;
- pension contributions;
- a long-term incentive consisting of performance shares.

A labour market reference group was constituted for the Executive Board's base salary. At the AGM of 2008, a proposal was approved to define the base salary peer group as a group consisting of the lowest seven companies of the AEX index and the top eight companies of the AMX index as such indices are published by NYSE Euronext Amsterdam. Financial institutions and real estate companies are excluded from the base salary peer group.

The annual review of the labour market reference group, which was conducted by an external consultant in December 2009, showed deviations with regard to the newly appointed members of the Executive Board against the Company's policy to remunerate at the median level of the market reference group. A proposal was therefore made to increase the base salary of the Company's three Executive Vice-Presidents, also members of the Executive Board, from EUR 330,000 p.a. to EUR 395,000 p.a. The base salary of the CEO and of the CFO was also reviewed.

Below is a table showing the structure of:

- the variable amount which can be earned when performance against the preset targets reaches (i) the minimum score of 80% below which no variable amount is paid, (ii) the amount when the score reaches the targets and (iii) the maximum variable amount when actual performance exceeds the preset targets with 150%. In case actual performance exceeds 150% of the preset targets, the maximum variable amount remains capped at 150%;
- the economic value of the Long-Term Incentive (LTI) grant of performance shares when (i) the Company's actual TSR performance is at median level of the peer group below which level no performance shares will vest and when (ii) the Company's actual TSR performance measured against the peer group achieves the number one position in the peer group.

For further information concerning the actual number of shares held (either freely available or for which a lockup restriction applies) by members of the Executive Board, or the number of shares conditionally granted to members of the Executive Board, reference is made to page 138 of the financial statements in this annual report.

	Fixed base salary	Variable in cash min./target/max. in % base salary	Variable based on performance	Minimum cash payout as % of base salary	Target cash payout as % of base salary	Maximum cash payout as % of base salary	Long-term variable in shares
CEO	100% cash	0% 60% 90%	Financial 75% Strategic 12.5% Operational 12.5%	100%	160%	190%	3 years relative total shareholders return
CFO	100% cash	0% 50% 75%	Financial 75% Strategic 12.5% Operational 12.5%	100%	150%	175%	3 years relative total shareholders return
Executive Vice-Presidents	100% cash	0% 35% 50%	Financial 75% Strategic 12.5% Operational 12.5%	100%	135%	150%	3 years relative total shareholders return

Base salary

For the individual remuneration, please refer to page 140 of the financial statements.

Pensions based on career average wages

The pension plan for the Dutch Executive Board members is a defined contribution plan based on career average wages. The non-Dutch members of the Executive Board will continue to build up pension rights in their respective home countries.

Variable payment

Upon recommendation of the Remuneration Committee, the Supervisory Board set a number of challenging and measurable financial, strategic and operational performance targets for the Executive Board. Financial performance targets EBITA, capex, net working capital and Cash EPS vis-à-vis the budget have a weighting of 75%. Strategic and operational targets have a weighting of 12.5% each of the variable payment. Because of the sensitive nature of the specific performance targets, the Supervisory Board has adopted the policy not to disclose details of the performance targets. Each year the external auditor carries out a review of the actual performance measured against the financial performance targets agreed between the Executive Board and the Supervisory Board.

At a meeting held earlier in 2010, the Remuneration Committee proposed to the Supervisory Board to attribute a 109% score to the Executive Board's performance against the targets set for 2009, resulting in a variable payment of 71.2% of the base salary to the CEO, 59.5% of the base salary to the CFO and 41.5% of the base salary to the Executive Vice-Presidents, members of the Executive Board. The external auditor confirmed the score of the financial targets for 2009. The Supervisory Board approved the proposal made by the Remuneration Committee.

Advantages in kind

These are health insurance and a company car. The compensation for expenses amounts to EUR 3,471 per year for each of the members of the Executive Board.

Change of control provisions

There are no provisions in the employment contracts of the Executive Board concerning redundancy packages in case of a change in control of the Company.

Long-term incentive plan: performance shares

These are shares which are granted by the Supervisory Board without financial consideration and which constitute the long-term incentive plan designed for members of the Executive Board.

During the vesting period, the costs of these shares determined according to IFRS are recognised in the profit and loss account as personnel costs.

The actual number of performance shares received by the Executive Board ('vesting') depends on the Total Shareholders' Return (TSR) performance over a prior specified period compared to the TSR performance of a selected peer group. TSR measures the returns received by a shareholder and captures both the change in the Nutreco share price and the value of dividend income and possible share capital reimbursements, based on the assumption that dividends are reinvested in Nutreco shares at the date the shares go ex-dividend or the share capital reimbursement is effectively paid out. Performance shares should be held for a specified (2 years) minimum period from the vesting date or till the end of employment of the member of the Executive Board concerned, whichever is the shortest. The current performance shares plan rules are posted on the Company's website.

Long-term incentive plan 2007 and following

At the Annual General Meeting of Shareholders of 26 April 2007, a long-term incentive plan for the year 2007 and beyond was approved. The long-term incentive plan is designed to enhance the binding between the Executive Board's remuneration and the implementation of the Company's strategy over the longer term. The plan regulations were posted on the Company's website. The key terms of the approved LTI Plan applying as from 2007 are the following:

(I) On an annual basis, performance shares will be granted conditionally. The conditional grant will vest after a three-year performance period.
(II) The annualised economic value at the moment of granting represents 85% (2008: 85%) of the base salary of the chairman of the Executive Board, 80% (2008: 80%) of the base salary of the CFO (in 2009 also the COO received this amount) and 50% (2008: n.a.) of the base salary of the Executive Vice-Presidents, members of the Executive Board.
(III) The conditional grant will vest after a three-year performance period, subject to whether the Company achieves a preset level of the Total Shareholders' Return (TSR) relative to a peer group which was proposed to and approved by the General Meeting of Shareholders as consisting of all companies listed on the NYSE Euronext Amsterdam AEX, AMX and AScX segments.
(IV) No vesting takes place if the TSR achieved during the three-year vesting period is below the median position of the peer group. Vesting of 50% of the grant takes place when the Company's TSR is at the median position, linearly up to a maximum of 150% of the grant if the Company achieves the number one position within the peer group.
(V) A lockup will be effective for a period of two years after vesting, with an allowance to sell shares as from vesting to satisfy taxes due.
(VI) Participants of the plan are entitled to dividends each year on the number of shares granted but these are only paid out in case of vesting.

In 2009 the number of performance shares conditionally awarded to the Executive Board amounted to 103,900 (2008: 50,000), of which shares granted to the CEO amounted to 32,000 (2008: 21,000), to the CFO and COO to 22,000 (2008: 14,500) and to the Executive Vice-Presidents to 9,300 (2008: n.a.). In addition, a total of 112,400 (2008: 85,700) performance shares were awarded to a number of executives and senior staff of the Company. These performance shares were subject to similar terms and conditions as those applying to the Executive Board, with the exception of the two-year lockup period after vesting which was decided not to apply to non-Executive Board participants. For the 2007 and 2008 performance shares a different method of calculating the Total Shareholder Return for the peer group for participants other than the Executive Board members will be used. As from 2009 for other participants the same method will apply as for Executive Board members. For the 2007 Performance Share Plan, which runs from 1 January 2007 until 31 December 2009, the Total Shareholders Return has resulted in a 22nd position within the ranking of the peer companies. Therefore this ranking will result in a vesting of 82.26% of the initial grant for the members of the Executive Board and of 91.67% for the other participants. Vesting date will be 2 April 2010.

Scenario analysis

The Remuneration Committee, with the assistance of its specialist remuneration consultant, carried out an analysis of the value of the performance shares granted to the members of the Executive Board under different scenarios.

Change of control

It was decided that in case of a change of control situation the Supervisory Board can decide to accelerate the vesting of all granted shares on pro-rata basis and whereby for the calculation of the vesting conditions the last share price that is included will be the closing price of the Nutreco shares at the day before the announcement of a takeover bid.

Clawback

It was decided that, having regard to the precedence of the law over this regulation, the Supervisory Board will have the authority to claim back any variable pay elements that have been paid out on the basis of incorrect financial statements over a time period including a full financial year prior to the financial year in which the cause for this claim presented itself.

Performance conversion plan

A performance conversion plan was introduced in 2007 for a range of senior executives and staff. Under the terms of the plan, the eligible managers, with the exclusion of the members of the Executive Board, are entitled, but not obliged, to invest part of the proceeds of the annual performance payment which is awarded to them (if any) in shares of the Company. After a three-year period, the Company will match the eligible managers' investment in a ratio ranging from a guaranteed 25% linearly up to maximum 300% depending on the Company's TSR performance over the three-year period. In the year under review, 51 (2008: 53) managers opted to invest in a total of 11,994 (2008: 9,365) shares. The performance conversion plan, which started in 2007, will be matched for 139.58% on 2 April 2010.

Shares owned by the Supervisory Board and by the Executive Board

Members of the Executive Board are shareholders of the Company.

Freely available shares
Of the members of the Executive Board, as at 31 December 2009, Mr C.J.M. van Rijn only held 427 ordinary shares (2008: 141 shares). No restrictions apply to these shares. Following the departure of Mr J.B. Steinemann on 30 June 2009, shares held by Mr J.B. Steinemann, whether restricted or freely available, are no longer reported as per 31 December 2009.

Shares resulting from the 2004 and 2005 LTI programmes for which a lockup restriction applies
The CEO and the CFO held 64,165 shares resulting from the long-term incentive programmes 2004 and 2005, for which a lockup restriction applies until 2011. From these shares 38,500 shares (2008: 38,500 shares) were held by Mr W. Dekker and 25,665 shares (2008: 25,665 shares) by Mr C.J.M. van Rijn. The dividend to these shares is freely available.

Shares resulting from the 2006 LTI programme for which a lockup restriction applies
In addition, the CEO and the CFO held 29,501 shares resulting from the long-term incentive programme 2006, for which a five-year lockup restriction applies until 2013. From these shares 20,166 shares were held by Mr W. Dekker and 9,335 shares by Mr C.J.M. van Rijn. The dividend to these shares is freely available. Furthermore, Mr C.J.M. van Rijn held 191 shares resulting from the employee share participation scheme.

Unvested shares granted under the 2007, 2008 and 2009 LTI programmes
The Executive Board members have also been conditionally granted 165,838 performance shares under the 2007, 2008 and 2009 long-term incentive programmes, of which 72,643 performance shares were held by Mr W. Dekker, 50,495 performance shares by Mr. J.B. Steinemann, 50,495 performance shares by Mr C.J.M. van Rijn, 16,700 performance shares by Mr K. Nesse, 9,300 performance shares by Mr F.J. Tielens and 16,700 performance shares by Mr J.A. Vergeer.

Shares held by members of the Supervisory Board
One Supervisory Board member, Mr Y. Barbieux, invested privately in Nutreco shares and held 504 ordinary shares (2008: 466 shares).

For the movement in stock options and performance shares held by the Executive Board and other managerial staff, please refer to pages 138-139 of the consolidated financial statements.

Since Mr J.B. Steinemann is no longer a member of the Executive Board, the lockup restriction on the shares which he owned as at 31 December 2008 no longer applies and have become freely available. The shares which were conditionally granted to Mr J.B. Steinemann under the 2007, 2008 and 2009 plans will vest on a pro-rata basis as well as the TSR position of the Company compared to the peer group.

Employee share participation scheme

On 15 March 1999, the Company introduced an employee share participation scheme. Each year, the Supervisory Board decides whether the Company's performance allows execution of the employee share participation scheme. In any year in which the employee share participation scheme is allowed, each employee of a Nutreco company is granted the opportunity to buy Nutreco shares up to a maximum of EUR 1,800 during a defined period. Everyone who subscribes also receives a bonus of 25% (or less, depending on restrictions imposed by national legislation for certain foreign staff) on the subscription in the form of additional shares. Bonus conditions may change from one year to another. The purchase price per share equals the closing market price 21 days after the publication of the annual results. The shares bought under the employee share participation scheme are put in a stock deposit with Rabobank during a period of three years. During this period, these shares cannot be sold or transferred. In February 2009, the Supervisory Board decided that the 2008 results of the Company allowed the execution of the employee share participation scheme. Under this plan, employees bought 35,919 (including bonus) shares (2008: 17,218).

Shareholders and the General Meeting of Shareholders

Share capital – Movements

The authorised share capital amounts to EUR 41,520,000 and consists of 55 million shares, 16 million cumulative preference shares 'A', 71 million cumulative preference shares 'D' and 31 million cumulative financing preference shares 'E', all with a nominal value of EUR 0.24. The cumulative preference shares 'D' and 'E' have not been issued.

The issued share capital consists of the ordinary shares, which are listed on the NYSE Euronext Amsterdam, and the cumulative preference shares 'A', which are not listed. As at the end of the year, a total of 40,111,882 (2008: 39,861,882) shares had been issued, consisting of 4,993,200 (2008: 4,993,200) cumulative preference shares 'A' and 35,118,682 (2008: 34,868,682) ordinary shares, of which 123,913 (2008: 589,624) were held in treasury on 31 December 2009. Based upon the authorisation to issue shares granted by the General Meeting of Shareholders on 21 April 2009, 250,000 ordinary shares were issued on 12 June 2009 for the payment of stock dividend and to cover existing employee share plan and performance share obligations.

Cumulative preference shares 'A' – MaesInvest B.V.

No change in the number of issued cumulative preference shares 'A' occurred in the year under review. Cumulative preference shares 'A' already existed prior to the IPO of 1997. In accordance with Article 27.1(b) of the Articles of Association, the dividend which in 1996 was fixed at 6.9% for the statutory period of seven years was reset on 31 December 2003. The new dividend applying from 1 January 2004 onwards amounts to 6.66% for the next seven years expiring on 31 December 2010.

ASR Nederland N.V. holds 2,496,600 cumulative preference shares 'A'. This represents 6.22% of the total issued capital of Nutreco Holding N.V. or 50% of the cumulative preference shares 'A'. MaesInvest B.V. holds 2,496,600 cumulative preference shares 'A'. This represents 6.22% of the total issued capital of Nutreco Holding N.V. or 50% of the cumulative preference shares 'A'. Shares in MaesInvest B.V. are held by Rabobank Nederland Participatiemaatschappij B.V. and NIBC Custody N.V.

Under IFRS, the cumulative preference shares 'A' with their current terms and conditions do not qualify as equity and are reported as financial liability.

Annual General Meeting held in 2009; 29.27% of the issued ordinary shares represented

The Annual General Meeting of Shareholders was held on 21 April 2009. The agenda with explanatory notes and the 2008 annual report were sent free of charge, in advance, to shareholders requesting same. They were also lodged for perusal at the offices of Nutreco Holding N.V. and The Royal Bank of Scotland N.V. (Amsterdam) and placed on the Nutreco website. At the Annual General Meeting of Shareholders, the 2008 Corporate Social Responsibility Report was made available. The Dutch version of the minutes of the meetings was placed as a draft on the website within the requisite time of three months. No comments on the draft were received and the minutes were adopted. The translation of the minutes into English was published shortly afterwards. The Annual General Meeting of Shareholders of 21 April 2009 was webcast live.

Extraordinary General Meeting held on 30 June 2009; 27.75% of the issued ordinary shares represented

An Extraordinary General Meeting of Shareholders was held on 30 June 2009 at which the appointment of the Division Vice-Presidents to the Executive Board was approved. 27.75% Of the holders of ordinary shares attended or were represented at the meeting.

All shares, both ordinary and cumulative preference shares 'A', carry equal rights where it concerns voting at the General Meeting of Shareholders. Votes may be cast directly or through a proxy. The Articles of Association do not provide in the possibility to issue depository shares ('certificaten'). During the General Meeting of Shareholders of 21 April 2009, a total of 2,496,600 cumulative preference shares 'A', or 50% of the issued cumulative preference shares 'A', and 10,207,148 ordinary shares, or 29.27% of the issued ordinary shares, were represented. Of the latter, 113,561 shares were represented by 113 shareholders attending the meeting in person and the remaining shares were represented by proxies. During the Extraordinary General Meeting of Shareholders of 30 June 2009, a total of 2,496,600 cumulative preference shares 'A', or 50% of the issued cumulative preference shares 'A', and 9,675,951 ordinary shares, or 27.75% of the issued ordinary shares, were represented. Of the latter, 93,996 shares were represented by three shareholders attending the meeting in person and the remaining shares were represented by proxies. The aforementioned figures show that General Meetings have a relatively high degree of attendance or representation and that proxies are effectively used by shareholders.

Shareholders holding 1% or more of the issued share capital or representing at least EUR 50 million in value of the shares are entitled to propose items on the agenda of the General Meeting of Shareholders in accordance with the Articles of Association. This right was not exercised in 2009.

Discharge to the Supervisory Board and to the Executive Board was dealt with as a separate item on the agenda and was approved at the Annual General Meeting of Shareholders. In accordance with the Articles of Association, a registration date for the exercise of voting rights was determined for the General Meetings of Shareholders held in the year under review.

Resolutions adopted by the General Meeting of Shareholders were in both cases published on the Company's website on the day following the meeting.

Profit appropriation

The dividend policy of the Company was dealt with and explained as a separate item on the agenda at the Annual General Meeting of Shareholders of 18 May 2006, at which a proposal to change the dividend policy by increasing the payout ratio from a range of 30-35% to 35-45% was adopted. No change in dividend policy has occurred since that date.

Statutory regulations concerning appropriation of profits

Distribution of net profit according to the Articles of Association, as stipulated in Articles 29 and 30, can be summarised as follows:

Out of the profits made in the preceding financial year, first of all, if possible, 6.66% shall be distributed, on an annual basis, on the obligatory paid-up portion of the cumulative preference shares 'A'. Following the first reset of the dividend on 31 December 2003, this percentage will apply as long as the cumulative preference shares 'A' are outstanding up to 30 December 2010.

If, in the course of any financial year, an issue of cumulative preference shares 'A' has taken place, the dividend with respect to that financial year shall be reduced pro rata to the day of issue. If the profits realised in any financial year should not be sufficient to pay the said percentage, the said percentage shall be paid from the reserves for as much as necessary, provided that such payment is not made out of the share 'A' premium account. If the free distributable reserves in any financial year are not sufficient to pay the said percentage, distributions in subsequent years shall apply only after the deficit has been recovered. No further distributions shall be made on the cumulative preference shares 'A'. If a writedown has taken place against the share 'A' premium account, the profits made in subsequent years shall first of all be allocated to compensate for the amounts written down.

Similar to cumulative preference shares 'A', cumulative preference shares 'D' and cumulative financing preference shares 'E', none of which have been issued, carry special rights in respect of the distribution of the net profit. Of the profit remaining after payment to holders of preference shares 'A', 'D' and 'E', such amounts will be reserved as the Executive Board shall decide, subject to the approval of the Supervisory Board and subject to the adoption of the annual results at the Annual General Meeting of Shareholders. The profit remaining after the provisions of the previous paragraphs have been met shall be at the free disposal of the General Meeting of Shareholders. In a tie vote regarding a proposal to distribute or reserve profits, the profits concerned shall be reserved.

The Company may distribute profits only if and to the extent that its shareholders' equity is greater than the sum of the paid and called-up part of the issued capital and the reserves which must be maintained by virtue of the law. Any distribution other than an interim dividend may be made only after adoption of the financial statements which show that they are justified. The General Meeting of Shareholders shall be authorised to resolve, at the proposal of the Executive Board, which proposal shall be subject to the approval of the Supervisory Board, to make distributions to the shareholders from the general reserves. Interim dividends shall automatically be distributed on the cumulative preference shares 'A'. The Executive Board, subject to the approval of the Supervisory Board, may resolve to declare interim dividends on the other classes of shares, provided that interim dividends on the cumulative preference shares 'A' can be distributed.

Dividends are payable as from a date to be determined by the Supervisory Board. This date may differ for distributions on shares, cumulative preference shares 'A', cumulative preference shares 'D' and for distribution on the series of cumulative financing preference shares 'E'. Dividends which have not been collected within five years of the start of the second day on which they became due and payable shall revert to the Company.

Subject to the approval of the Supervisory Board and after appointment of the General Meeting of Shareholders, the Executive Board shall be authorised to determine that a distribution on shares, in whole or in part, shall be made in the form of shares in the capital of the Company rather than cash, or that the shareholders, wholly or partly, shall have the choice between distribution in cash or in the form of shares in the capital of the Company. Subject to the approval of the Supervisory Board, the Executive Board shall determine the conditions on which such a choice may be made. If the Executive Board is not appointed as the authorised body to resolve to issue such shares, the General Meeting of Shareholders will have the authority as mentioned hereinbefore on the proposal of the Executive Board and subject to the approval of the Supervisory Board.

Special rights provided for by the Articles of Association

Special rights to holders of cumulative preference shares 'A'

Each share carries the right to cast one vote in the General Meeting of Shareholders. A number of special powers have been conferred on the holders of cumulative preference shares 'A' under the Articles of Association.

The prior approval of the meeting of holders of cumulative preference shares 'A' is needed before the General Meeting of Shareholders may pass a resolution to amend certain articles of the Articles of Association, to issue cumulative preference shares 'A', to appoint the Executive Board as the authorised board to issue cumulative preference shares 'A' and to authorise the Executive Board to acquire shares in the Company's own capital, and resolutions to reduce the issued share capital.

Stichting Continuïteit Nutreco (anti-takeover construction)

The 'Stichting Continuïteit Nutreco' (Foundation) has a call option to acquire a number of cumulative preference shares 'D' in the Company. In addition, the Company had a put option to place a number of cumulative preference shares 'D' of the Company with the Foundation. In both instances, such number may equal the total issued share capital before such issue minus any issued cumulative financing preference shares 'E' and purchased own shares.

On 19 March 2009 the option agreement was amended to the effect that the Company voluntarily waives its put option. The Foundation has accepted this waiver.

The Foundation was organised to care for the interests of the Company, the enterprise connected therewith and all interested parties, such as shareholders and employees, by, among other things, preventing as much as possible influences which would threaten the continuity, independence and identity of the Company in a manner contrary to such interests. In an amendment of its Articles of Association passed before notary public on 19 March 2009, it was specified that the Foundation shall only be entitled to exercise the call option in case a third party would build up shares or make an offer for the Nutreco ordinary shares and such build-up or offer have not received the support of the Executive Board and the Supervisory Board. The terms of the option agreement were amended accordingly. The Foundation is an independent legal entity and is not owned or controlled by any other legal entity.

The Board of the Foundation consists of Mr J. Veltman (chairman), Mr P. Barbas, Mr J. de Rooij, Prof J. Huizink and Mr C. van den Boogert. The Executive Board of Nutreco Holding N.V. and the Board of Stichting Continuïteit Nutreco hereby jointly declare that Stichting Continuïteit Nutreco is independent from Nutreco Holding N.V.

Cumulative financing preference shares 'E'

At the General Meeting of Shareholders of 15 April 2008, in accordance with the Articles of Association, the Executive Board was designated as the corporate body authorised for a period of eighteen months, and subject to the prior approval of the Supervisory Board, to issue and/or grant rights to subscribe for cumulative financing preference shares 'E' up to a nominal amount which, at the time of such issue or the granting of such rights, equals 30% of all the outstanding shares in the share capital of the Company, excluding the issued cumulative preference shares 'D'. Cumulative financing preference shares 'E' must be fully paid up upon issue. They only exist in registered form. No share certificates are issued for cumulative financing preference shares 'E'. Cumulative financing preference shares 'E' are intended to be issued by the Company for financing purposes. No cumulative financing preference shares 'E' were issued during the year under review. At the AGM of 21 April 2009 the authorisation to issue shares no longer covered the issue of cumulative financing preference shares 'E' and consequently the issue of these shares will be dependent on a specific authorisation which will be submitted to the approval of the General Meeting of Shareholders when the need arises to issue shares of this class.

Explanatory note concerning the Implementing Decree relating to Article 10 of the Takeover Directive

Pursuant to the Implementing Decree of 5 April 2006 relating to Article 10 of Directive 2004/25/EC on takeover bids of 21 April 2004 of the European Parliament and the Council of the European Union, Nutreco Holding N.V. wishes to include the following explanatory note:

- The Articles of Association do not provide for any limitation of the transferability of the (registered) ordinary shares. The transfer of cumulative preference shares 'A', 'D' and 'E' is subject to the approval of the Executive Board in accordance with the provisions of Article 13 of the Articles of Association.
- The voting right is not subject to any limitation. All issued shares (both ordinary and cumulative preference shares 'A') entitle the holder to one vote per share.
- No agreement has been concluded with any shareholder that could give rise to any limitation of shares or any limitation of the voting rights.
- The appointment, suspension and discharge of members of the Executive and Supervisory Boards are set out in the 'Corporate governance' chapter.
- The procedure for alteration of the Articles of Association is set out in the Articles of Association themselves. These are available through the corporate website (www.nutreco.com/corporate governance/articles of association).
- No agreements have been made with any Executive Board member and/or employee providing for a payment in the event of termination of employment following a public takeover bid.
- Nutreco Holding N.V. has a syndicated loan facility that can be altered or terminated on condition of a change in control of the Company after a public takeover bid has been made. Nutreco International B.V., a subsidiary of Nutreco Holding N.V., has a raw materials purchase agreement with BASF, which can be terminated in case of a change in control of the Company.

Appointment of the external auditor

At the General Meeting of Shareholders held on 21 April 2009, KPMG Accountants N.V. was appointed as the Company's external auditor for a period expiring at the closure of the accounting year 2010. The General Meeting of Shareholders to be held on 1 April 2010 will be recommended to appoint KPMG Accountants N.V. as the Company's external auditor for a period expiring at the closure of the accounting year 2011.

Report of the Supervisory Board

Activities of the Supervisory Board

During the year under review, the Supervisory Board met six times with the Executive Board according to a schedule fixed in 2008. In addition, one telephone conference was held and there were informal consultations with the Executive Board.

In accordance with the Supervisory Board rules, which are posted on the Company's website (www.nutreco.com), the agenda for the joint meetings contains a number of fixed items. These are a report by the Chief Executive Officer, an explanation by the Chief Financial Officer of the Company's financial performance since the last meeting and the forecast as well as a report by the Chief Operating Officer, and as from June reports by the Executive Vice-Presidents on the status of the Company's operations, the markets in which the Company operates and the business projects. In addition to these standard topics, a number of specific topics were reviewed. Throughout these meetings, there was increased attention for the Company's financing, which resulted in a new USD 150 million US Private Placement agreement and a new EUR 550 million Revolving Credit Facility, the reduction of working capital through a Company-wide program with special focus on receivables.

Following each meeting of the Audit Committee and of the Remuneration Committee, the chairman of the Committee reported on the topics handled during such meetings, on the actions resulting from such meetings and on the follow-up of the actions.

The main additional topics of the year 2009 were:

February meeting
The report by the chairman of the Audit Committee and of the Remuneration Committee, the approval of the draft reports of the Supervisory Board, the Audit Committee and the Remuneration Committee for the 2008 annual report, the decision on the Executive Board's performance rating over the year 2008, the approval to issue the press release on the 2008 annual results and the annual accounts, the Company's strategy, the amendment of the option agreement with the Stichting Continuïteit Nutreco and the private meeting of the Supervisory Board with KPMG Accountants N.V. Finally, the Supervisory Board held a self-assessment session.

March telephone conference
The approval of the 2008 annual accounts, resolutions to propose to the AGM the reappointment of Mr J.A.J. Vink for a second term of four years and to propose to the AGM the appointment of Mr R.J. Frohn and Mr A. Puri as members of the Supervisory Board and the approval of the agenda for the AGM. In addition, a resolution was taken to sign the amended option agreement with the Stichting Continuïteit Nutreco and resolutions were taken to execute the USD 150 million US Private Placement.

April meeting
The preparation of the Company's Annual General Meeting of Shareholders, the reorganisation of the Company's operations into three divisions, each headed by a new to be appointed Executive Vice-President whose appointment as members of the Executive Board would be submitted to an Extraordinary General Meeting of Shareholders, the establishment of a new Supervisory Board Committee named Innovation & Sustainability Committee in line with the Revised Corporate Governance Code's best practice recommendations concerning CSR and a status update on the Company's main acquisition projects.

June meeting
The report by the chairman of the Audit Committee with special focus on risk management in the area of commodities procurement, the Company's strategy and its organisation with the reduction of the number of business units from 17 to 13, the preparation of the Extraordinary General Meeting of Shareholders and a status update on the Company's two main acquisition projects.

September meeting
A two-day visit to the Company's Canadian Agriculture business with site visits, a visit to Nutreco Canada's Agriculture R&D facilities, meetings with senior Nutreco Canada staff and a visit to the R&D facilities of one of Nutreco Canada's main customers. The report by the chairman of the Audit Committee on the telephone conference held prior to the release of the Company's interim results, the feedback from the Executive Board on the press and analyst meetings on the publication of the Company's half-year results and the subsequent road shows.

November meeting
A report of the chairman of the Remuneration Committee and of the chairman of the Innovation & Sustainability

Committee, the presentation of a first draft budget 2010, a review of the implications for the Company of the best practices of the Revised Corporate Governance Code including the discussion of new draft rules of the Supervisory Board and its committees, new draft rules of the Executive Board and revised insider trading rules and a presentation on the Company's strategy in the area of feed additives.

December meeting
Reports of the chairman of the Remuneration Committee and of the Audit Committee, corporate governance and the approval of rules of the Supervisory Board and its committees and of revised insider trading rules, the presentation of the Company's 2010 budget and its subsequent approval, a review of the draft performance contract 2010 for the Executive Board and a presentation on ongoing projects within the Company's divisions.

In discharging its duties, the Supervisory Board acts in the full consciousness of the interests of all Company's stakeholders.

Supervisory Board committees

Since 2002, an Audit Committee is in place and a Remuneration Committee was installed early 2004. A new committee, the Innovation & Sustainability Committee, was established in response to the Revised Corporate Governance Code's best practice recommendations in the area of CSR. The Supervisory Board also functions as the Selection and Appointment Committee. Reference is made to the reports of these committees set out below.

The Audit Committee, the Remuneration Committee, the Innovation & Sustainability Committee and the Selection and Appointment Committee have as main role to provide a focused analysis and preparation of the subjects within their respective areas of expertise and to report and make recommendations to the Supervisory Board, thus enhancing the effectiveness of the Supervisory Board's supervision and advisory work.

Remuneration Committee

Since most of the amendments brought by the Revised Corporate Governance Code relate to Executive Board remuneration issues, the Remuneration Committee met five times, which is more often than usual. Some of these meetings were attended by the Supervisory Board's remuneration advisers, Towers Perrin.

February meetings
The Remuneration Committee met twice during the course of February. At these meetings, the Executive Board's performance against the 2008 performance targets was rated, the 2009 performance targets were determined and interim calculations of the TSR related to the LTI plans 2007 and 2008 were made. A preliminary report of the implications of the Revised Corporate Governance Code's best practice recommendations on the remuneration of the Executive Board and the remuneration structure within the Company was received and would be discussed in depth later in the year. The proposal to continue the employee share participation scheme received support.

October meeting
The implications of the Revised Corporate Governance Code, more particularly the scenario analysis, executive pay in relation to the remuneration structure within the Company's businesses, the up- or downwards adjustment of the variable components of the remuneration of members of the Executive Board as a consequence of the occurrence of extraordinary circumstances giving rise to an unfair outcome were reviewed. The remuneration of the members of the Executive Board was benchmarked with the assistance of the Supervisory Board's remuneration consultants against the base salary peer group in accordance with the remuneration policy as approved by the AGM.

November meeting
The conclusion by the Supervisory Board's remuneration consultants that the base salary of the Executive Vice-Presidents needed to be increased to bring it in line with the peer group's median remuneration as prescribed by the approved remuneration policy was discussed and an increase of the base salary of the Executive Vice-Presidents received support from the Remuneration Committee and was subsequently approved by the Supervisory Board. Details can be found on page 65 of the 2009 annual report.

December meeting
The best practice recommendations of adjustment of variable pay components and the clawback recovery of variable pay amounts granted on the basis of incorrect results were discussed further and it was decided that the Supervisory Board will have the authority to claim back any variable pay elements that have been paid out on the basis of incorrect financial statements over a time period including a full financial year prior to the financial year in which the cause for this claim presented itself. Different scenario analyses simulating the effects of a decrease or rise in the Company's share price were carried out. The base salary of the CEO and of the CFO was

reviewed and the conclusion of the Supervisory Board's remuneration consultant was that their base salary was below median level. The proposal of performance targets for the year 2010 for the members of the Executive Board was reviewed. As set out in the 2009 annual report, the performance targets include specific CSR targets. The proposal to continue the employee share participation scheme was approved.

Audit Committee

The Audit Committee met three times and held one formal telephone conference. All meetings, including the telephone conference, were attended by the external auditor, KPMG Accountants N.V.

February meeting
Review of the draft annual accounts 2008 including the dividend proposal, the report of the external accountant and the management letter of KPMG Accountants N.V. The Audit Committee had a private meeting with the external auditor. The Audit Committee received a report from an external forensic accountant on a fraud case valued at approximately EUR 500,000 which was uncovered at one of its Spanish plants and reviewed the compliance certificates received from management and senior staff. There were a few minor cases of non-compliance, none of which were of material importance. The compliance officer informed the Audit Committee about the launch of the Nutreco Integrity Line, a system operated by a specialised external operator allowing staff worldwide to anonymously report irregularities with the Company's Code of Ethical Conduct. Finally, the Audit Committee held a self-assessment session.

June meeting
The Audit Committee focused on risk management and received a detailed report on the losses incurred by the Hendrix business on commodities positions which amounted about EUR 20 million. Corrective actions taken by the Executive Board included a significant strengthening of the timely monitoring of raw material positions with biweekly reporting to the Executive Board and a reorganisation of business management. The group internal auditor gave a presentation on the working of the internal audit department and the internal audit and information security activities and 2009 plan. The audit plan of the external accountant was reviewed.

July telephone conference
The Audit Committee reviewed the draft interim results and the interim dividend proposal and discussed the report of the external accountant. The draft press release was reviewed and approved for release. In addition, the Company's preparedness for the Mexican flu pandemic and actions taken by management to mitigate its effects on the Company's staff and the continuity of its operations was reviewed.

December meeting
The Audit Committee reviewed the report of the external accountant on the hard close of the third quarter, the financial highlights of the recent acquisitions, the internal audit approach and the outcome of the internal audits and IT audits and an update on the Nutreco Integrity Line.

Selection and Appointment Committee – Composition of the Supervisory Board and of the Executive Board

The Supervisory Board acts as the Selection and Appointment Committee and is chaired by the chairman of the Supervisory Board. The Committee meets on an ad hoc basis and deliberated, during the year under review, on the termination of the employment agreement with Mr J.B. Steinemann. The Committee discussed the proposal to appoint Mr K. Nesse, Executive Vice-President Aquaculture Division, Mr F.J. Tielens, Executive Vice-President Specialties Division, and Mr J.A. Vergeer, Executive Vice-President Agriculture Division, as members of the Executive Board and a delegation of the Committee interviewed the proposed candidates. Subsequently, these proposed appointments were approved by the General Meeting of Shareholders. The Committee noted the end-of-final-term resignation of Mr L.J.A.M. Ligthart at the AGM of 2009 and proposed to the General Meeting of Shareholders to appoint Mr R.J. Frohn and Mr A. Puri as new members of the Supervisory Board. In addition, the end-of-term resignation of Mr J.A.J. Vink was noted and the Committee proposed to reappoint Mr J.A.J. Vink for a new four-year term. Subsequently, these proposed appointments were approved by the General Meeting of Shareholders and Mr R.J. Frohn was appointed chairman of the Audit Committee, whereas Mr A. Puri was appointed chairman of the newly created Innovation & Sustainability Committee. Mr. J.M. de Jong was appointed vice-chairman of the Supervisory Board.

Innovation and Sustainability Committee

The Committee centres its activities around governance of areas of science and technology of importance to the Company's innovation strategy, product-related risk management model and, in line with the best practices of the Revised Corporate Governance Code, on certain sustainability objectives. The Committee met twice.

September meeting
The Committee was installed and its charter was approved and has been published on the Company's website. The focus areas of the Committee were defined as research & development, feed-to-food safety and sustainability. The status and future plans concerning the focus areas were reviewed.

November meeting
The Committee focused on the Company's sustainability objectives and on feed-to-food safety and the Company's NuTrace tracking and tracing system.

Details of the members of the Supervisory Board

The personal details of each member of the Supervisory Board are given on pages 171-172 of the 2009 annual report.

Performance evaluation

In a private meeting, the Supervisory Board reflected on its own performance and that of its individual members. Also at that meeting, the performance of the Executive Board as a whole, and of the members of the Executive Board individually, was reviewed. The performance of the Executive Board was measured against the objectives laid down in the written Executive Board performance contract 2009 and the Company's external accountant KPMG Accountants N.V. carried out an agreed-upon procedure review.

Strategy

As stated above the Company's strategy was discussed in detail at several of the meetings.

Risk management

The design and effectiveness of the internal risk management and control systems is reviewed in detail by the Audit Committee. Following the report of the chairman of the Audit Committee to the Supervisory Board on the meetings of the Audit Committee, the Supervisory Board discussed the main risks of the Company's businesses and the assessment by the Executive Board of the design and effectiveness of the external audit and the internal risk management and control systems.

Independence

The Supervisory Board confirms all of its members are independent within the meaning of the Dutch Corporate Governance Code's best practices and no (potential) conflict of interest arose.

Corporate governance

A special 'Corporate governance' chapter appears on page 60 of this report. This report contains details about the Company's relations with its shareholders and the General Meeting of Shareholders.

Financial statements and dividend

The financial statements for the year 2009 have been audited by KPMG Accountants N.V., whose report is included on page 166 of this report. The Executive Board and the Supervisory Board have approved the financial statements and the Supervisory Board recommends that the financial statements and the dividend over the year 2009 be adopted in accordance with Article 28.1 of the Company's Articles of Association by the General Meeting of Shareholders and that the other resolutions proposed to the General Meeting of Shareholders be approved.

The Board further wishes to thank the Executive Board and all employees for the sound performance of the Company's businesses in a difficult year 2009.

Amersfoort, 1 March 2010

The Supervisory Board
R. Zwartendijk (chairman)
J.M. de Jong (vice-chairman)
Y. Barbieux
R.J. Frohn
A. Puri
J.A.J. Vink

Financial statements

Consolidated income statement

(EUR x million)	Note	2009	2008[1]
Revenue	3	**4,511.7**	**4,943.1**
Raw materials and consumables used		-3,573.5	-4,008.5
Change in fair value of biological assets	19	2.2	-0.5
Changes in inventories of finished goods and work in progress		4.3	7.6
Gross margin		**944.7**	**941.7**
Other operating income	7	36.4	29.9
Personnel costs	8	-441.7	-427.5
Depreciation and amortisation expenses	3,13,14	-64.8	-61.4
Impairment of long-lived assets	13,14	-9.1	-0.1
Other operating expenses	9	-307.6	-310.5
Operating result from continuing operations		**157.9**	**172.1**
Financial income	10	5.9	6.3
Financial expenses	10	-38.3	-38.1
Foreign exchange result	10	0.8	0.6
Net financing costs/income		**-31.6**	**-31.2**
Share in results of associates	15	1.4	2.1
Result before tax from continuing operations		**127.7**	**143.0**
Income tax expense	11	-34.7	-37.2
Result after tax from continuing operations		**93.0**	**105.8**
Result after tax from discontinued operations	4	-	11.1
Gain on sale of discontinued operations, net of income tax	4	-	-
Result after tax from discontinued operations		**-**	**11.1**
Total result for the period		**93.0**	**116.9**
Attributable to:			
Equity holders of Nutreco		90.3	114.8
Minority interest		2.7	2.1
Total result for the period		**93.0**	**116.9**
Key figures per share for continuing operations	12		
Basic earnings per share for continuing operations (EUR)		2.61	3.02
Diluted earnings per share for continuing operations (EUR)		2.61	3.02
Earnings per share for dividend calculation (EUR)		2.93	3.18
Weighted average number of ordinary shares outstanding during the year (x 1,000)		34,603	34,358
Weighted average number of ordinary shares for diluted earnings per share (x 1,000)		34,607	34,365
Number of ordinary shares outstanding as at 31 December (x 1,000)		34,995	34,279
Key figures per share (EUR)	12		
Basic earnings per share		2.61	3.34
Diluted earnings per share		2.61	3.34
Key figures operating result for continuing operations			
Earnings Before Interest, Tax and Amortisation (EBITA)	3	170.0	182.9
Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA)		222.7	233.5

1 Raw materials and consumables used are increased with EUR 25.0 million for the freight costs, which were reported under other operating expenses.

Consolidated statement of comprehensive income

(EUR x million)	Note	2009	2008
Total result for the period		**93.0**	**116.9**
Other comprehensive income			
Net investment hedges			
- Revaluation investments		63.9	-99.8
- Revaluation net investment hedge		-55.3	65.9
		8.6	**-33.9**
Changes in cash flow hedges other than currency		0.3	-8.7
Changes in hedges of foreign exchange transactions		0.3	-1.4
Minority interest		-	1.1
Income tax relating to components of comprehensive income	11	-0.1	1.3
Other comprehensive income for the period, net of income tax		**9.1**	**-41.6**
Total comprehensive income for the period		**102.1**	**75.3**
Total comprehensive income attributable to:			
Equity holders of Nutreco		99.4	72.1
Minority interest		2.7	3.2
Total comprehensive income for the period		**102.1**	**75.3**

Consolidated balance sheet

(EUR x million)	Note	31 December 2009	31 December 2008
Assets			
Property, plant and equipment	13	517.1	478.1
Intangible assets	14	310.4	286.2
Investments in associates	15	19.8	14.4
Other investments	16	43.4	35.8
Deferred tax assets	17	26.3	26.5
Total non-current assets		**917.0**	**841.0**
Inventories	18	251.0	281.7
Biological assets	19	104.9	102.6
Income tax receivables	17	13.8	12.4
Trade and other receivables	20,27	606.0	721.8
Cash and cash equivalents	21	232.6	228.3
Total current assets		**1,208.3**	**1,346.8**
Total assets		**2,125.3**	**2,187.8**
Equity			
Issued and paid-up share capital	22	8.4	8.4
Share premium	22	159.5	159.5
Treasury shares	22	-1.2	-28.0
Hedging reserve	22	-13.5	-14.1
Retained earnings	22	507.9	444.2
Undistributed result	22	90.3	114.8
Translation reserve	22	-21.2	-29.8
Equity attributable to equity holders of Nutreco		**730.2**	**655.0**
Minority interest	22	10.5	10.5
Total equity		**740.7**	**665.5**
Liabilities			
Interest-bearing borrowings	23	414.0	467.0
Employee benefits	24	11.1	9.0
Provisions	25	3.6	4.7
Deferred tax liabilities	17	15.4	11.9
Total non-current liabilities		**444.1**	**492.6**
Interest-bearing borrowings	23	41.5	128.4
Employee benefits	24	42.6	29.6
Provisions	25	14.6	7.5
Income tax liabilities	17	15.6	11.9
Trade and other payables	26	826.2	852.3
Total current liabilities		**940.5**	**1,029.7**
Total liabilities		**1,384.6**	**1,522.3**
Total equity and liabilities		**2,125.3**	**2,187.8**

Statement of changes in equity

(EUR x million)	Issued and paid-up share capital	Share premium account	Treasury shares	Hedging reserve	Retained earnings	Undis-tributed result	Trans-lation reserve	Total attribut-able to equity holders	Minority interest	Total equity
As at 1 January 2008	**8.4**	**159.5**	**-31.7**	**-4.0**	**388.5**	**118.6**	**4.1**	**643.4**	**7.8**	**651.2**
Transactions with shareholders										
Undistributed result					118.6	-118.6		-		-
Dividend on ordinary shares					-32.0			-32.0	-0.5	-32.5
Stock dividend			28.2		-28.2			-		-
Usage of treasury shares			8.4		-7.0			1.4		1.4
Share-based payments			-		3.1			3.1		3.1
Options exercised			0.2		-0.1			0.1		0.1
Repurchase own shares			-33.1					-33.1		-33.1
Total transactions with shareholders			**3.7**		**54.4**	**-118.6**		**-60.5**	**-0.5**	**-61.0**
Comprehensive income for the period										
Total result for the period						114.8		114.8	2.1	116.9
Comprehensive income for the period (net of income tax)				-10.1	1.3		-33.9	-42.7	1.1	-41.6
Comprehensive income for the period				**-10.1**	**1.3**	**114.8**	**-33.9**	**72.1**	**3.2**	**75.3**
As at 31 December 2008	**8.4**	**159.5**	**-28.0**	**-14.1**	**444.2**	**114.8**	**-29.8**	**655.0**	**10.5**	**665.5**
Transactions with shareholders										
Undistributed result					114.8	-114.8		-		-
Dividend on ordinary shares					-28.6			-28.6	-1.2	-29.8
Stock dividend			18.7		-18.7			-		-
Usage of treasury shares			8.0		-6.7			1.3		1.3
Divestment								-	-1.5	-1.5
Share-based payments					3.0			3.0		3.0
Options exercised			0.1					0.1		0.1
Total transactions with shareholders	**-**	**-**	**26.8**	**-**	**63.8**	**-114.8**	**-**	**-24.2**	**-2.7**	**-26.9**
Comprehensive income for the period										
Total result for the period						90.3		90.3	2.7	93.0
Other comprehensive income for the period (net of income tax)				0.6	-0.1		8.6	9.1		9.1
Comprehensive income for the period	**-**	**-**	**-**	**0.6**	**-0.1**	**90.3**	**8.6**	**99.4**	**2.7**	**102.1**
As at 31 December 2009	**8.4**	**159.5**	**-1.2**	**-13.5**	**507.9**	**90.3**	**-21.2**	**730.2**	**10.5**	**740.7**

Consolidated cash flow statement

(EUR x million)	Note	2009	2008
Total result for the period		**93.0**	**116.9**
Net financing costs – continuing operations	10	31.6	31.2
Share in results of associates	15	-1.4	-2.1
Income tax expense – continuing operations	11	34.7	37.2
Income tax expense – discontinued operations	2	-	-0.2
Impairment losses on long-lived assets	13	8.8	0.1
Impairment losses other investments	16	1.0	2.2
Impairment losses intangible assets continuing operations	14	0.3	-
Depreciation continuing operations	13	52.7	50.6
Amortisation continuing operations	14	12.1	10.8
Negative goodwill	6,7	-11.2	-10.2
Equity settled share-based payment expense	24	3.0	3.1
Changes in fair value of other investments	16	-	0.3
Changes in fair value of biological assets	19	-2.2	0.5
Changes in fair value foreign exchange contracts	27	-6.1	-1.8
Changes in fair value of commodity contracts	27	-	-1.9
Loss on sale of property, plant and equipment	13	0.1	0.9
Gain on sale of intangible assets	14	-4.4	-
Cash flows from operating activities before changes in working capital and provisions		**212.0**	**237.6**
Decrease/increase in working capital	32	98.4	-51.7
Increase in employee benefits	32	9.6	4.1
Increase/decrease in provisions	25	6.1	-22.7
Cash generated from operations		**326.1**	**167.3**
Interest received		5.8	6.5
Interest paid		-37.3	-39.3
Income taxes paid	11	-28.1	-38.0
Dividends received	15	0.5	1.5
Net cash from operating activities		**267.0**	**98.0**
Acquisition of property, plant and equipment	13	-50.1	-86.2
Acquisition of intangible assets	14	-4.0	-4.0
Acquisition of group companies net of cash acquired	6	-30.9	-66.0
Acquisition of associates	15	-2.8	-0.1
Acquisition of other investments	16	-11.6	-0.4
Proceeds from the sale of property, plant and equipment	13	4.9	3.8
Proceeds from the sale of intangible assets	14	5.9	-
Disposal of subsidiaries net of cash disposed of	4	1.5	-
Proceeds from the sale of share in associates	15	-	2.0
Repayments on other investments	16	5.0	3.6
Payments of transaction costs	6	-4.3	-0.9
Net cash used in investing activities		**-86.4**	**-148.2**
Usage of treasury shares	22	1.3	1.4
Repurchase shares	22	-	-33.1
Dividends paid to equity holders of Nutreco	22	-28.6	-32.0
Dividends paid to minority shareholders	22	-1.2	-0.5
Repayment of borrowings	32	-279.2	-158.9
Proceeds from borrowings	32	173.8	291.6
Net cash used in/from financing activities		**-133.9**	**68.5**
Increase in cash and cash equivalents		46.7	18.3
Cash and cash equivalents at 1 January	21	151.8	135.4
Effect of exchange rate fluctuations on cash held		2.5	-1.9
Cash and cash equivalents at 31 December	21	**201.0**	**151.8**
Cash and cash equivalents at 31 December	21	232.6	228.3
Bank overdrafts at 31 December	23	-31.6	-76.5
Cash and cash equivalents for the cash flow statement at 31 December	21	**201.0**	**151.8**

Notes to the consolidated financial statements

(1) Accounting policies used for the consolidated financial statements of Nutreco Holding N.V.

General

Nutreco Holding N.V. ('the Company') is a company domiciled in the Netherlands. The consolidated financial statements of Nutreco for the year ended 31 December 2009 comprise Nutreco and its subsidiaries ('Nutreco' or 'the Group') and Nutreco's interest in associates and jointly controlled entities.

Nutreco is a global leader in animal nutrition and fish feed. Nutreco has strong fundamentals based on agriculture and aquaculture knowledge and comprehensive R&D capacity which support farmers to meet the current and future requirements in the food value chains.

Nutreco employs approximately 10,000 employees in more than 30 countries with sales in 80 countries.

The Group had 9,690 employees (excluding third-party staff) at 31 December 2009. The Group operates approximately 120 production plants in 25 countries. The Group has eight leading research facilities to support its customers and its own animal nutrition and fish feed activities. The Group also has a selective presence in various stages of the meat production chain.

All disclosures are based on continuing operations.

Nutreco is quoted on the Official Market of NYSE Euronext Amsterdam and is included in the Amsterdam Midcap Index and the Next 150 Index.

The consolidated (and company) financial statements were approved for issuance by the Executive and Supervisory Boards on 1 March 2010. The Group's financial statements will be subject to adoption by the Annual General Shareholders' Meeting on 1 April 2010.

For 2008 raw materials and consumables used are increased by EUR 25 million for the freight costs, which were reported under other operating expenses.

1. Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU (IFRS).

2. Basis of preparation

The consolidated financial statements are presented in millions of euro. They are prepared on a historical cost basis except for the following assets and liabilities which are stated at their fair value: derivative financial instruments, available-for-sale assets, investments in debt securities and certain biological assets.

The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements by all Nutreco entities, except for the overviews 'Ten years of Nutreco income statement' and 'Ten years of Nutreco balance sheet' (pages 168-169), in which Dutch GAAP is applied for the period 2000 up to 2004.

The following accounting standards, amendments and interpretations are effective for the Group as from book year 2009:

- IFRS 7 (amendment) 'Financial instruments – Disclosures' (effective 1 January 2009). The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. As the change in accounting policy only results in additional disclosures, there is no impact on earnings per share.
- IFRS 2 (amendment), 'Share-based payment' (effective 1 January 2009) deals with vesting conditions and cancellations. The amendment clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. These features would need to

be included in the grant date fair value for transactions with employees and others providing similar services; they would not impact the number of awards expected to vest or valuation thereof subsequent to grant date. All cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The Group and the Company have adopted IFRS 2 (amendment) from 1 January 2009. The amendment does not have an impact on the Group or Company's financial statements.
- IAS 1 (revised), 'Presentation of Financial Statements' (effective 1 January 2009). It prohibits the presentation of items of income and expenses in the statement of changes in equity and requires 'non-owner changes in equity' to be presented separately from owner changes in equity in the statement of comprehensive income. It is allowed to leave out the income statement, but a statement of comprehensive income is obliged. As the change in accounting policy only impacts presentation aspects, there is no impact on earnings per share.
- IAS 23 (Revised) 'Borrowing costs' (effective 1 January 2009). It requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs has been removed. For the year 2009 this has no material impact.

3. Use of estimates and judgements

The preparation of consolidated financial statements requires management to make estimates and judgements that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and judgements are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the decisions about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and judgements.

The estimates and judgements are reviewed on an ongoing basis. Revisions to accounting estimates and judgement are recognised in the period in which the estimate and judgement is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Certain accounting estimates and judgements are particularly sensitive because of their significance to the consolidated financial statements and because of the possibility that future events affecting them may differ from management's current estimates and judgements. The most important accounting estimates and judgements are described in note 31.

4. Basis of consolidation

4.1 Subsidiaries

Subsidiaries are those entities controlled by Nutreco. Control exists when Nutreco has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from activities. In assessing control, potential voting rights that are presently exercisable or convertible are taken into account. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference ('negative goodwill') is recognised directly in the income statement. Acquisitions and divestments are described in notes 4 and 6.

4.2 Investments in associates

Associates are those entities in which Nutreco has significant influence in, but no control over, the financial and operating policies. This is generally accompanying an equity shareholding between 20% and 50% of the voting rights. The consolidated financial statements include Nutreco's share of the total comprehensive income of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When Nutreco's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to zero and recognition of further losses is discontinued except to the extent that Nutreco has incurred legal or constructive obligations or made payments on behalf of an associate. Investments in associates are disclosed in note 15.

4.3 Joint ventures
Joint ventures are those entities over whose activities Nutreco has joint control, established by contractual agreement. The consolidated financial statements include Nutreco's interest in a joint venture using the equity method. In the presentation of the consolidated financial statements, joint ventures are disclosed as an associate.

4.4 Equity securities
Equity securities consist of Nutreco's participation in several companies in which Nutreco does not have control or significant influence. In case the fair value cannot be measured reliably, the participations are valued at cost. Equity securities are disclosed in note 16.

4.5 Transactions eliminated on consolidation
Intra-group balances and transactions, and any unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and joint ventures are eliminated to the extent of Nutreco's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

A list of affiliated companies, drawn up in conformity with Book 2 of the Netherlands Civil Code, sections 379 and 414, is enclosed in this annual report on pages 174-176.

5. Foreign currency

5.1 Functional and presentation currency
Items included in the consolidated financial statements of each of the Group entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). For one of Nutreco's companies (Nutreco Chile S.A.), the functional currency is not equal to the local currency. The consolidated financial statements are presented in euro, which is the Company's functional and the Group's presentation currency.

5.2 Foreign currency transactions
Transactions in foreign currencies are translated to the functional currency at the foreign exchange rate effective at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities denominated in foreign currencies not qualifying as foreign operations that are stated at historical cost are translated into the functional currency at foreign exchange rates at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into functional currency at foreign exchange rates effective at the dates the fair values were determined.

5.3 Financial statements of foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated into euro at foreign exchange rates effective at the balance sheet date. The revenues and expenses of foreign operations are translated into euro at the foreign exchange rates effective at the dates of the transactions. Foreign currency differences are recognised in comprehensive income. When a foreign operation is disposed of, in part or in full, the proportional amount in the translation reserve is recognised in the income statement as an adjustment to the profit or loss on disposal.

5.4 Net investment in foreign operations
Foreign exchange differences arising on the translation of net investments are recognised in comprehensive income, in the translation reserve. Foreign exchange differences on financial liabilities designated as a hedge of a net investment in a foreign operation are recognised in comprehensive income, in the translation reserve relating to the hedged net investment, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognised in the income statement. In addition, Nutreco uses foreign currency swaps to hedge a part of its net investments in foreign currencies.

When a net investment is disposed of, in part or in full, the proportional amount in the translation reserve is recognised in the income statement as an adjustment to the profit or loss on the sale of discontinued operations.

The principal exchange rates against the euro (EUR) used in the balance sheet and income statement are:

	Balance sheet		Income statement	
	31 December 2009	31 December 2008	2009	2008
Canadian dollar per unit	0.66	0.58	0.63	0.64
Norwegian krone per 100	12.04	10.16	11.46	12.15
British pound sterling per unit	1.12	1.03	1.12	1.26
US dollar per unit	0.69	0.71	0.72	0.68
Chilean peso per 10,000	13.68	11.16	12.85	13.12
Russian ruble per 100	2.29	2.42	2.27	2.74
Australian dollar per unit	0.62	0.49	0.56	0.57
Chinese yuan renminbi per 100	10.17	10.41	10.50	9.79
Japanese yen per 1,000	7.52	7.87	7.67	6.57
Mexican peso per 100	5.31	5.16	5.33	6.13

6. Financial instruments

6.1 Non-derivative financial instruments

Non-derivative financial instruments are comprised of equity and debt securities, trade and other receivables, cash and cash equivalents, interest-bearing borrowings and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described in the specific accounting principles.

Regular way sales and purchases of non-derivative financial instruments are accounted for at trade date. Dividend and interest income are recognised when earned. Gains and losses, if any, are recorded in financial income and expense.

6.1.1 Available-for-sale financial assets

Equity securities held by Nutreco are classified as being available for sale and are stated at fair value. If Nutreco has not been in the position to obtain adequate information to reliably estimate corresponding fair values, equity securities are valued at cost.

6.1.2 Held-to-maturity financial assets

Debt securities held by Nutreco are classified as being held to maturity and are initially stated at fair value and subsequently at amortised cost. Debt securities that do not have a fixed maturity and that have either a fixed or a market-based variable rate of interest are measured at amortised cost.

6.2 Derivative financial instruments

Nutreco uses derivative financial instruments to hedge its exposure to foreign exchange risk, interest rate risks and commodity price risk arising from operational, financing and investment activities. Nutreco's policy is not to hold or issue derivative financial instruments for speculative purposes.

Derivative financial instruments are recognised at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement. However, where derivative financial instruments qualify for hedge accounting, recognition of any resulting gain or loss depends on the nature of the item being hedged.

The fair value of derivative financial instruments is their quoted market price, or estimated market price at the balance sheet date, taking into account current interest rates, current exchange rates and current creditworthiness. In the event of a probable discontinuation, the fair value of the derivative financial instrument is the estimated amount that Nutreco would receive or pay to terminate the derivative financial instrument.

7. Hedging

7.1 Cash flow hedges

Where a derivative financial instrument is designated as a hedging instrument of the variability in cash flows of a recognised asset, liability or forecast transactions, the effective part of any gain or loss on the derivative financial instrument is recognised in comprehensive income.

The Group has documented at the inception of the hedge relationship the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking hedge transactions.

If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised in comprehensive income are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement.

The effective portion of changes in the fair value of derivative financial instruments that are designated and qualify as cash flow hedges is recognised in comprehensive income. The gain or loss relating to the ineffective portion is recognised in the income statement, as part of financial income and expense.

When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss at that point remains in equity and is recognised in income, in accordance with the above policy, when the forecast transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement, as part of financial income and expense.

Nutreco has defined cash flow hedge relations for certain derivative financial instruments that cover interest risk as well as for some derivative financial instruments that are used to hedge the foreign exchange exposure of forecasted transactions.

7.2 Hedge of monetary assets and liabilities
Where a derivative financial instrument is used to economically hedge the foreign exchange exposure of a recognised monetary asset or liability, no hedge accounting is applied and any gain or loss on the hedging instrument is recognised in the income statement, as part of the financial income and expense.

7.3 Hedge of net investment in foreign operations
The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised in comprehensive income. The ineffective portion is recognised immediately in the income statement, as part of the financial income and expense.

Gains and losses accumulated in equity are included in the income statement when the foreign operation is partially disposed of or sold.

Nutreco has several net investment hedges for its foreign operations.

7.4 Fair value hedges
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement as part of financial income and expenses, together with any changes in the fair value of the hedges asset or liability that are attributable to the hedged risk.

8. Property, plant and equipment

8.1 Owned assets
Items of property, plant and equipment are stated at cost less accumulated depreciation (see accounting policy 8.4) and accumulated impairment losses (see accounting policy 14). Cost includes expenditure that is directly attributable to the acquisition of the asset. Government grants to compensate for the cost of an asset are deducted from the cost of the related asset. Borrowing costs are capitalised as part of the cost of assets that take a substantial period of time to get ready for its intended use.

8.2 Finance leases
Leases in property, plant and equipment in which Nutreco has substantially all the risks and rewards of ownership are classified as finance leases. The property, plant and equipment acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and accumulated impairment losses.

8.3 Subsequent costs
Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other expenditure is recognised in the income statement as an expense when it is incurred.

8.4 Depreciation
Depreciation is calculated according to the straight-line method, based on the estimated useful life and the

residual value of the related asset. The estimated useful lives are as follows:

Land	indefinite
Buildings	10 – 43 years
Equipment	3 – 25 years
Other major components	3 – 10 years

The depreciation method, useful lives and the residual value are assessed annually. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains and losses on disposals are determined by the difference between the proceeds and the carrying amount and are recognised in the income statement.

9. Intangible assets

9.1 Goodwill
Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint ventures and has an indefinite useful life (see accounting policy 4.1 Purchase method of accounting).

Goodwill represents the excess of the cost of the acquisition over the interest in the fair value of the net identifiable assets acquired at the date of the acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets and is tested for impairment at least annually.

Goodwill arising on the acquisition of a minority interest in a subsidiary represents the excess of the cost of the additional investment over the carrying amount of the net assets acquired at the date of exchange. Goodwill on acquisitions of associates is included in investments in associates.

Goodwill recognised upon the acquisitions of subsidiaries is carried at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units or groups of cash-generating units and is tested for impairment annually, or whenever there is an indication for impairment. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from a business combination. Goodwill is not allocated to a level that is higher than the segment level (see accounting policy 24) and not lower than the level at which it is monitored for internal management purposes.

9.2 Concessions, licenses and quota
Acquired concessions and licenses have a definite useful life and are carried at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the straight-line method over their estimated useful lives, but no longer than the contractual term.

Quota are acquired rights to sell poultry in markets in which sales of these products are regulated and limited by the government. Acquired quota have an indefinite useful life and are carried at cost less impairment losses. Quota are tested for impairment at least annually or whenever there is an indication for impairment.

9.3 Research and development
Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense when incurred.

Expenditure on development activities, whereby the findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised in case the product or process is technically and commercially feasible and Nutreco has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overhead expenses. Other development expenditure is recognised in the income statement as an expense when incurred.

Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised on a straight-line basis over the estimated useful life, which in the majority of cases is five years. Borrowing costs are capitalised as part of the cost of assets that take a substantial period of time to get ready for its intended use.

Development assets not yet ready for use are tested for impairment annually.

9.4 Brand names and customer relationships
Contractual customer relationships that are acquired by Nutreco through business combinations are recognised to the extent they can be separately identified and measured reliably. Customer relationships have a definite useful life and are carried at cost less accumulated amortisation and impairment losses.

Acquired brand names through business combinations are recognised to the extent they can be separately identified and measured reliably. Brand names can have an indefinite useful life and are carried at cost less impairment losses. Brand names are amortised or tested for impairment at least annually or whenever there is an indication for impairment.

9.5 Other
Other intangible assets (mainly consisting of computer software) that are acquired by Nutreco have a definite useful life and are carried at cost less accumulated amortisation and impairment losses.

9.6 Subsequent expenditure
Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are expensed when incurred.

9.7 Amortisation
Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets. Intangible assets are amortised from the date they are available for use. The estimated useful lives are as follows:

Goodwill	indefinite
Quota	indefinite
Brand names	20 – indefinite
Concessions & licenses	20 years
Customer relationships	7 – 20 years
Capitalised development costs	5 years
Software/technology	3 – 5 years

10. Inventories

Inventories are stated at the lower of cost or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling.

The cost of inventories is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories cost includes an appropriate share of overhead expenses based on normal operating capacity.

11. Biological assets

Biological assets are stated at fair value less estimated costs to sell, with any resulting gain or loss recognised in the income statement. Costs to sell include all costs that would be necessary to sell the assets, including costs necessary to get the assets to market.

For a small part of the biological assets (mainly breeding eggs and parent stock), fair value cannot be estimated reliably and is therefore valued at cost less impairment charges.

12. Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method less impairment losses (see accounting policy 14). A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables.

Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired.

13. Cash and cash equivalents

Cash and cash equivalents comprise cash balances, transit cheques and call deposits. A call deposit is an investment account offered through banks which allows investors instant access to their accounts. Bank overdrafts that are repayable on demand and form an integral part of Nutreco's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

14. Impairment

14.1 General
Assets that are subject to depreciation and amortisation are assessed at each balance sheet date to determine whether there is any indication for impairment. If any such indication exists, the asset's recoverable amount is estimated.

Goodwill and assets with an indefinite useful life are not subject to amortisation and are tested for impairment in the third quarter and whenever there is an indication for impairment.

An impairment loss is recognised for the amount by which the carrying amount of an asset or cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to a (group of) cash-generating unit(s) and then to reduce the carrying amount of the other assets in the (group of) cash-generating units on a pro rate basis, but not below the fair value less costs to sell of an asset (if determinable).

14.2 Calculation of recoverable amount
The recoverable amount of trade and other receivables is calculated as the present value of expected future cash flows, discounted at the original effective interest rate inherent in the asset. Receivables with a duration shorter than one year are not discounted.

The recoverable amount of other assets is the greater of their fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate, determined as a pre-tax Weighted Average Cost of Capital, that reflects current the market assessments of the time value of money and the risks of the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

14.3 Reversals of impairment
An impairment loss in respect of a receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised. An impairment loss related to goodwill is not reversed.

With respect to other assets, an impairment loss is reversed if there has been an indication of a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Reversals of impairment are recognised in the income statement.

15. Equity

15.1 Ordinary shares
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognised as a deduction from equity, net of any tax effects.

15.2 Repurchase of shares
When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is net of any tax effects, recognised as a change in equity. Repurchased shares are classified as treasury shares and presented as a deduction in equity. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/from retained earnings.

15.3 Dividends
Dividends are recognised as a liability in the period in which they are declared.

16. Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the interest-bearing borrowings on an effective interest basis.

Interest-bearing borrowings that are hedged under a fair value hedge are remeasured for the changes in the fair value attributable to the risk being hedged.

Preference share capital is classified as a liability as the dividend payments are not discretionary. Dividends thereon are recognised in the income statement as interest expense.

Interest-bearing borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after balance sheet date.

17. Employee benefits

Nutreco operates various pension schemes. These schemes are generally funded through payments to insurance companies, determined by periodic actuarial calculations. The Group has both defined benefit and defined contribution plans.

17.1 Defined contribution plans
A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement when incurred. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available.

17.2 Defined benefit plans
Defined benefit plans represent an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. Nutreco's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on AA credit-rated bonds that have maturity dates approximating the terms of Nutreco's obligations. The calculation is performed annually by a qualified actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

All actuarial gains and losses as at 1 January 2004, the date of transition to IFRS, were recognised. In respect of actuarial gains and losses that arise subsequent to 1 January 2004 in calculating Nutreco's obligation in respect of a plan, to the extent that any cumulative unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in the income statement over the expected average remaining working lives of the employees participating in the plan.

When the calculation results in a benefit to Nutreco, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

17.3 Other long-term employee benefits
Nutreco's net obligation in respect of long-term employee benefits, other than pension plans, is the amount of future benefits that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related assets is deducted. The discount rate is the yield at balance sheet date on AA rated corporate bonds that are denominated in the currency in which the benefits will be paid and that have maturity dates approximating the terms of Nutreco's obligations. Any actuarial gains and losses are recognised in the income statement in the period in which they arise.

17.4 Profit sharing and performance plans
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognised for the amount expected to be paid under short-term variable payment or profit-sharing plans if Nutreco has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

17.5 Share-based payment transactions
Certain Nutreco employees are granted Nutreco shares through the Performance Shares Plan, which is described in the 'Corporate governance' paragraph on pages 66-67. The fair value of the shares granted is recognised as a personnel expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the three-year vesting period. Vesting is dependent on the performance of the Company calculated as total shareholders return (TSR) versus a peer group and occurs after three years from the grant date. Upon vesting the employees become unconditionally entitled to the shares. After vesting there is a two-year lockup period. The economic value of the shares granted is measured using the Monte Carlo simulation methodology, taking into account the terms and conditions upon which the shares

were granted. The amount recognised as an expense is adjusted to reflect the actual number of shares that vest, except where forfeiture is only due to the fact that the local shareholders return will lead to a higher or lower vesting amount than was granted.

Nutreco also has a performance conversion plan that entitles certain employees to convert part of their variable payment in shares. This plan is also described in the 'Corporate governance' paragraph on page 67.

18. Provisions

18.1 General
A provision is recognised if, as a result of a past event, Nutreco has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits from the Company will be required to settle the obligation. Provisions are not recognised for future operating losses.

If the effect is material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a rate that reflects the market assessments of the time value of money and, where appropriate, the risks specific to the obligation. The increase in the provisions due to passage of time is recognised as interest expense.

18.2 Restructuring provision
A provision for restructuring is recognised when Nutreco has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly (internally and/or externally). Future operating costs are not provided for.

18.3 Legal claims
A provision for legal claims is recognised when management has been able to reliably estimate the expected outcome of these claims. The provision is measured at the value of the received claims and a weighing of all possible outcomes against their associated probabilities.

19. Trade and other payables

Trade and other payables are stated at amortised cost using the effective interest method.

20. Revenue recognition

20.1 Goods sold
Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. The risks and rewards of ownership of animal nutrition, meat and fish feed are considered to be transferred to the buyer by delivery upon client acceptance. Recharged freight costs to the buyers are included in revenue.

No revenue is recognised if there are significant uncertainties regarding the collectability of the consideration due, if there is continuing management involvement with the goods, or in case the associated costs and possible return of goods cannot be estimated reliably.

20.2 Government grants
Any government grant is recognised in the income statement as other income when there is reasonable assurance that it will be received and that Nutreco will comply with the conditions attached to it. In some countries compensation from the government is received for capital expenditure in property, plant and equipment. In these cases, the grants are deducted from the capitalised costs and are recognised in the income statement as a deduction on depreciation, over the depreciation period. Research and development grants are deducted from the research and development costs.

20.3 Raw materials and consumables used
Cost of raw materials and consumables used are recognised in the income statement when the risk and rewards of ownership have been transferred to a party outside the Group. These costs include the purchase price of raw materials and all directly attributable costs and an allocation of production overhead.

Accumulated direct and indirect production costs for biological assets harvested are classified as raw materials and consumables used in the income statement when these are harvested. When the biological assets are harvested and sold, the cost of production is charged to the income statement as raw materials and consumables used.

21. Net financing costs

Financial expenses comprise interest expenses on borrowings, dividends on cumulative preference shares classified as liabilities, changes in the fair value of financial assets at fair value through profit or loss, finance lease expenses and losses on hedging instruments that are recognised in income statement (see accounting policy 7). All borrowing costs and the interest expenses component on finance lease payments are recognised in income statement using the effective interest method.

Finance lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Financial income comprises interest income on cash and cash equivalents, dividend income, interest income on available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss and interest income on loans to other parties. Interest income is recognised in the income statement as it accrues, using the effective interest method. Dividend income received from equity investments is recognised in the income statement on the date that the dividend is declared.

22. Income tax

Income tax expense in the income statement for the year comprises current and deferred tax. Income tax expense is recognised in the income statement except to the extent that it relates to items recognised in comprehensive income or directly in equity, in which case it is recognised in comprehensive income or directly in equity respectively.

Current tax is the expected tax payable on the taxable income for the year, using statutory tax rates at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet method. Deferred tax assets and liabilities are recognised for the expected tax consequences of temporary differences between tax bases of assets and liabilities and their reported amounts. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future and Nutreco is able to control the reversal of the temporary difference. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

Deferred tax assets, including assets arising from loss carry-forwards, are only recognised to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Deferred tax assets and liabilities are not discounted. Changes in tax rates are reflected in the period that includes the enactment date.

23. Earnings per share

Nutreco presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the total result for the period attributable to equity holders of Nutreco by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the total result for the period attributable to equity holders of Nutreco and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

24. Segment reporting

An operating segment is a component of Nutreco that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of Nutreco's other components. All operating segments' operating results are reviewed regularly by Nutreco's Executive Board to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

25. Non-current assets and liabilities held for sale and discontinued operations

Non-current assets (or disposal groups comprising assets and liabilities) which are expected to be recovered principally through sale rather than through continuing use are classified as held for sale.

Immediately before classification as held for sale, the measurement of the assets (and all assets and liabilities in a disposal group) is brought up-to-date in accordance with applicable IFRS. Then, on initial classification as held for sale, non-current assets and disposal groups are recognised at the lower of carrying amount and fair value less costs to sell.

Impairment losses on initial classification as held for sale are included in the income statement, even when there is a revaluation. The same applies to gains and losses on subsequent remeasurement. Gains are not recognised in excess of any cumulative impairment loss.

A discontinued operation is a component of Nutreco's business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative income statement is restated as if the operation had been discontinued from the start of the comparative period.

26. Cash flow statement

The consolidated cash flow statement is drawn up on the basis of the indirect method. Cash flows in foreign currencies are translated into euro at the date of the transaction (see accounting policy 5).

27. New standards and interpretations as adopted by the EU not effective as from 1 January 2009

The following standards, amendments and interpretations to existing standards have been adopted by the IASB and have been endorsed by the EU, but are not yet effective and have not been early adopted by the Group:

- IFRS 2 (amendments), 'Group cash-settled and share-based payment transactions'. In addition to incorporating IFRIC 8, 'Scope of IFRS 2', and IFRIC 11, 'IFRS 2 – Group and treasury share transactions', the amendments expand on the guidance in IFRIC 11 to address the classification of Group arrangements that were not covered by that interpretation. The new guidance is not expected to have a material impact on the Group's financial statements.
- IFRS 3 (revised), 'Business combinations' (effective from 1 July 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as liability subsequently remeasured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed. The Group will apply IFRS 3 (revised) prospectively to all business combinations from 1 January 2010.
- IFRS 5 (amendment), 'Measurement of non-current assets (or disposal groups) classified as held-for-sale'. The amendment is part of the IASB's annual improvements project published in April 2009. The amendment provides clarification that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirement of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. The Group and The Company will apply IFRS 5 (amendment) from 1 January 2010 which is not expected to have a material impact on the Group or the Company's financial statements.
- IAS 1 (amendment), 'Presentation of financial statements'. The amendment is part of the IASB's annual improvements project published in April 2009. The amendment provides clarification that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non-current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the

entity could be required by the counterparty to settle in shares at any time. The Group and the Company will apply IAS 1 (amendment) from 1 January 2010. It is not expected to have a material impact on the Group or the Company's financial statements.

- IAS 27 (revised), 'Consolidated and separate financial statements', (effective from 1 July 2009). The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is remeasured to fair value, and a gain or loss is recognised in profit or loss. The Group will apply IAS 27 (revised) prospectively to transactions with non-controlling interests from 1 January 2010.
- IAS 38 (amendment), 'Intangible Assets'. The amendment is part of the IASB's annual improvements project published in April 2009 and the Group and the Company will apply IAS 38 (amendment) from the date IFRS 3 (revised) is adopted. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. The amendment will not result in a material impact on the Group or the Company's financial statements.
- IFRIC 16, 'Hedges of a net investment in a foreign operation' (effective on or after 1 July 2009). The amendment states that, in a hedge of a net investment in a foreign operation, qualifying hedging instruments may be held by any entity or entities within the Group, including the foreign operation itself, as long as the designation, documentation and effectiveness requirements of IAS 39 that relate to a net investment hedge are satisfied. The Group and the Company will apply IFRIC 16 from 1 January 2010. The amendment will not result in a material impact on the Group's financial statements.
- IFRIC 17, 'Distribution of non-cash assets to owners' (effective on or after 1 July 2009). The interpretation is part of the IASB's annual improvements project published in April 2009. This interpretation provides guidance on accounting for arrangements whereby an entity distributes non-cash assets to shareholders either as a distribution of reserves or as dividends. IFRS 5 has also been amended to require that assets are classified as held for distribution only when they are available for distribution in their present condition and the distribution is highly probable. The Group and the Company will apply IFRIC 17 from 1 January 2010. It is not expected to have a material impact on the Group or the Company's financial statements.
- IFRIC 18, 'Transfer of assets from customers' (effective on or after 1 July 2009). This interpretation provides guidance on how to account for items of property, plant and equipment received from customers, or cash that is received and used to acquire or construct specific assets. This interpretation is only applicable to such assets that are used to connect the customer to a network or to provide ongoing access to a supply of goods or services or both. The Group and the Company will apply IFRIC 18 from 1 January 2010. It is not expected to have a material impact on the Group or the Company's financial statements.

Next to the changes mentioned above, there are other amendments to existing standards that are not effective yet, but are not expected to have a (material) impact on the consolidated financial statements.

28. Determination of fair values

28.1 General

A number of Nutreco's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the below described methods. Where applicable, further information about the assumptions made in determining fair values is disclosed in the notes specifically to that asset or liability.

28.2 Property, plant and equipment

The fair value of property, plant and equipment recognised as a result of a business combination is based on market values. The market value of property, plant and equipment is based on the market prices for similar items or is based on the appraisals of an external assessor.

28.3 Intangible assets

The fair value of brand names acquired in a business combination is based on 'relief from royalty' method. The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

28.4 Biological assets

The fair value of biological assets is based on discounted cash flows expected to be derived from the sale of the biological assets.

28.5 Inventory

The fair value of inventory acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventory.

28.6 Other investments

The fair value of financial assets at fair value through the income statement, held-to-maturity investments and available-for-sale financial assets is determined by reference to their quoted bid price at the reporting date. The fair value of held-to-maturity investments is determined for disclosure purposes only.

28.7 Trade and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

28.8 Derivative financial instruments

The fair value of forward foreign exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is in general estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using current interbank interest rates and current foreign currency rates.

The fair value of interest rate swaps and cross-currency interest rate swaps is estimated by discounting the difference between cash flows resulting from the contractual interest rates of both legs of the transaction, taking into account current interest rates, current foreign currency rates and the current creditworthiness of the swap counterparties.

28.9 Non-derivative financial instruments

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar finance lease agreements.

28.10 Share-based payments

The fair value of the performance share plan is measured using the Monte Carlo simulation methodology. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining the fair value.

(2) Reconciliation consolidated income statement

The reconciliation between continuing and discontinued operations is as follows:

(EUR x million)			2009			2008
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
Revenue	**4,511.7**	**-**	**4,511.7**	**4,943.1**	**-**	**4,943.1**
Raw materials and consumables used	-3,573.5	-	-3,573.5	-4,008.5	-	-4,008.5
Changes in fair value of biological assets	2.2	-	2.2	-0.5	-	-0.5
Changes in inventories of finished goods and work in progress	4.3	-	4.3	7.6	-	7.6
Gross margin	**944.7**	**-**	**944.7**	**941.7**	**-**	**941.7**
Other operating income	36.4	-	36.4	29.9	13.4	43.3
Personnel costs	-441.7	-	-441.7	-427.5	-0.3	-427.8
Depreciation and amortisation expenses	-64.8	-	-64.8	-61.4	-	-61.4
Impairment of long-lived assets	-9.1	-	-9.1	-0.1	-	-0.1
Other operating expenses	-307.6	-	-307.6	-310.5	-2.2	-312.7
Operating result	**157.9**	**-**	**157.9**	**172.1**	**10.9**	**183.0**
Financial income	5.9	-	5.9	6.3	-	6.3
Financial expenses	-38.3	-	-38.3	-38.1	-	-38.1
Foreign exchange result	0.8	-	0.8	0.6	-	0.6
Net financing costs	**-31.6**	**-**	**-31.6**	**-31.2**	**-**	**-31.2**
Share in results of associates	1.4	-	1.4	2.1	-	2.1
Result before tax	**127.7**	**-**	**127.7**	**143.0**	**10.9**	**153.9**
Income tax expense	-34.7	-	-34.7	-37.2	0.2	-37.0
Total result for the period	**93.0**	**-**	**93.0**	**105.8**	**11.1**	**116.9**
Attributable to:						
Equity holders of Nutreco	90.3	-	90.3	103.7	11.1	114.8
Minority interest	2.7	-	2.7	2.1	-	2.1

In 2009 Nutreco divested its layer pullet and hatchery business in the Czech Republic. The divestment is not considered as discontinued operations.

(3) Operating segments

Nutreco has structured its organisation in five segments: Premix and Feed Specialties, Fish Feed, Compound Feed Europe, Animal Nutrition Canada and Meat and Other. The segment Meat and Other mainly covers Nutreco's poultry and pork activities in Spain and Nutreco's poultry activities in Canada. The segments are in accordance with the management responsibilities and in line with internal management reporting.

Reportable segments

(EUR x million)	Revenue third parties		Intersegment revenue		Total revenue		Operating result before amortisation (EBITA)	
	2009	**2008**	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**
Premix and Feed Specialties	1,000.7	1,069.4	89.5	92.4	1,090.2	1,161.8	70.4	84.1
Fish Feed	1,120.4	1,169.9	7.3	7.4	1,127.7	1,177.3	66.4	67.7
Compound Feed Europe	949.9	1,219.7	283.9	454.5	1,233.8	1,674.2	1.6	29.4
Animal Nutrition Canada	382.6	398.0	19.4	20.4	402.0	418.4	21.8	20.9
Meat and Other	1,058.1	1,086.1	0.5	0.6	1,058.6	1,086.7	34.3	-0.4
Eliminations	-	-	-455.7	-583.6	-455.7	-583.6	-	-
Corporate and other	-	-	55.1	8.3	55.1	8.3	-19.3	-19.6
Exceptional items	-	-	-	-	-	-	-5.2	0.8
Continuing operations	**4,511.7**	**4,943.1**	**-**	**-**	**4,511.7**	**4,943.1**	**170.0**	**182.9**
Discontinued operations	-	-	-	-	-	-	-	10.9
Consolidated	**4,511.7**	**4,943.1**	**-**	**-**	**4,511.7**	**4,943.1**	**170.0**	**193.8**

For 2009 the acquisition effect on revenue is EUR 43.8 million. The acquisition effect on the operating result before amortisation is EUR 2.8 million. The acquisition effect on revenue and operating result before amortisation is related to acquisitions completed in 2009 and 2008.

Exceptional items

(EUR x million)	Exceptional items	
	2009	**2008**
Restructuring costs	-11.8	-9.4
Negative goodwill	11.2	10.2
Impairment charges	-7.5	-
Other	2.9	-
Total exceptional items	**-5.2**	**0.8**

Exceptional items are items which are non-operational income and/or gains and expenses and/or losses, which in general are not related to the normal course of the business. These are in general restructuring cost, impairment and badwill.

Part of the restructuring costs for 2009 is related to the acquisition of the animal nutrition business of Cargill in Spain and Portugal.

The negative goodwill is the result of the consideration paid and the market value of the net identifiable assets and liabilities related to the 2009 acquisition in Spain and Portugal.

The impairment charges are mainly related to the acquired assets of Maple Leaf Animal Nutrition (2007) and the animal nutrition business of Cargill in Spain and Portugal. The impairment in Spain and Portugal is a consequence of Nutreco's strategic plans which have led to the decision to restructure the business.

The restructuring costs for 2008 are mainly related to the acquisition of Copaga and Marine Feed and the negative goodwill occurred from the acquisitions of Marine Feed, Copaga and Biofactory.

Result for the period

(EUR x million)	Financial income		Financial expenses		Foreign exchange result		Share in results of associates		Income tax expense		Total result for the period	
	2009	**2008**	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**
Premix and Feed Specialties	2.2	3.4	-5.2	-7.1			1.8	1.3	-14.2	-23.3	51.9	55.5
Fish Feed	0.3	0.1	-11.5	-8.2					-14.0	-11.5	40.6	47.3
Compound Feed Europe	2.9	2.6	-6.3	-11.8					-2.0	-6.3	-5.2	12.3
Animal Nutrition Canada	0.1	-	-13.9	-10.9			-1.0	0.1	-0.3	-0.8	2.3	4.5
Meat and Other	0.4	0.2	-1.4	-0.1			0.6	0.7	-9.5	0.8	23.3	-0.2
Unallocated					0.8	0.6			5.3	3.9	-19.9	-13.6
Continuing operations	**5.9**	**6.3**	**-38.3**	**-38.1**	**0.8**	**0.6**	**1.4**	**2.1**	**-34.7**	**-37.2**	**93.0**	**105.8**
Discontinued operations*	-	-	-	-	-	-	-	-	-	0.2	-	11.1
Consolidated	**5.9**	**6.3**	**-38.3**	**-38.1**	**0.8**	**0.6**	**1.4**	**2.1**	**-34.7**	**-37.0**	**93.0**	**116.9**

* See note 4.

The reported net financing costs/income and income tax expenses are determined based on the centralised finance and tax structure, adjusted with the unallocated financing costs/income and income tax expenses. The adjustments are based on the capital employed levels of the reportable segments at year-end.

Other expenses by segment

(EUR x million)	Total depreciation and amortisation		Restructuring costs		Non-cash expenses other than depreciation and amortisation	
	2009	**2008**	**2009**	**2008**	**2009**	**2008**
Premix and Feed Specialties	-12.1	-11.7	-1.5	-3.4	2.7	-3.2
Fish Feed	-17.2	-16.8	-	-1.1	1.7	1.0
Compound Feed Europe	-12.7	-11.7	-5.8	-4.9	0.6	1.4
Animal Nutrition Canada	-9.4	-9.7	-1.0	-0.4	1.0	-0.4
Meat and Other	-10.6	-9.9	-0.7	-	-0.4	2.0
Unallocated	-2.8	-1.6	-2.8	-	4.7	-20.0
Continuing operations	**-64.8**	**-61.4**	**-11.8**	**-9.8**	**10.3**	**-19.2**
Discontinued operations	-	-	-	-	-	-
Consolidated	**-64.8**	**-61.4**	**-11.8**	**-9.8**	**10.3**	**-19.2**

Assets and liabilities by segment

(EUR x million)	Assets		Associates		Total assets		Liabilities		Total capital expenditures of PP&E and intangible assets	
	2009	**2008**	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**
Premix and Feed Specialties	466.4	500.6	4.0	2.1	470.4	502.7	228.4	252.0	12.3	16.8
Fish Feed	571.7	590.8	0.8	0.8	572.5	591.6	283.1	288.0	21.5	40.1
Compound Feed Europe	285.4	291.7	-	-	285.4	291.7	198.1	264.2	10.4	14.6
Animal Nutrition Canada	269.7	257.5	12.3	9.3	282.0	266.8	55.5	49.7	2.7	5.3
Meat and Other	330.3	350.4	2.7	2.2	333.0	352.6	125.1	104.2	2.3	9.5
Unallocated	182.0	182.4		-	182.0	182.4	494.4	564.2	4.9	3.9
Continuing operations	**2,105.5**	**2,173.4**	**19.8**	**14.4**	**2,125.3**	**2,187.8**	**1,384.6**	**1,522.3**	**54.1**	**90.2**
Discontinued operations	-	-	-	-	-	-	-	-	-	-
Consolidated	**2,105.5**	**2,173.4**	**19.8**	**14.4**	**2,125.3**	**2,187.8**	**1,384.6**	**1,522.3**	**54.1**	**90.2**

Unallocated comprises mainly investments and related revenue, borrowings and related expenses, corporate assets and head office expenses, and income tax assets and liabilities.

Geographical segments

In presenting information on the basis of geographical segments, revenue is based on the geographical location of Nutreco customers. Assets, capital expenditures of property, plant and equipment (PP&E) and intangible assets are based on the geographical location of the assets.

(EUR x million)	Revenue third parties (destination)		Total assets		Total capital expenditures of PP&E and intangible assets	
	2009	**2008**	**2009**	**2008**	**2009**	**2008**
Spain	1,144.7	1,261.4	452.2	427.0	8.8	18.7
Netherlands	571.9	715.1	305.2	400.0	6.8	10.9
Norway	485.9	463.5	154.7	175.9	10.7	16.8
Canada	471.3	482.1	407.9	356.6	4.2	7.3
Germany	248.5	269.2	30.1	45.1	1.7	2.1
Belgium	228.3	243.8	45.1	58.4	0.8	1.7
USA	213.3	224.2	104.9	113.5	1.4	1.5
United Kingdom	186.9	198.3	84.9	83.2	2.6	7.3
Chile	118.0	201.2	85.4	108.1	1.6	3.9
Italy	96.5	108.2	71.1	77.3	6.6	1.7
Russia	80.4	107.7	29.1	32.2	-	0.4
Poland	55.3	66.1	21.4	22.6	0.5	4.1
China	54.0	58.6	26.5	25.0	0.1	0.2
Japan	50.7	51.4	44.3	55.6	0.2	0.9
Australia	48.6	44.3	48.1	39.0	1.2	1.9
Other countries	457.4	448.0	214.4	168.3	6.9	10.8
Total	**4,511.7**	**4,943.1**	**2,125.3**	**2,187.8**	**54.1**	**90.2**

The two largest customers of Nutreco, Marine Harvest in the segment Fish Feed and Mercadona in the segment Meat and Other, count each for less than 8% of the total annual sales.

(4) Discontinued operations and divestments

Financial results discontinued operations

On 19 October 2009 Nutreco has completed the divestment of its majority shareholding in Integra, Czech Republic, to Hendrix Genetics. Hendrix Genetics already owned 34% in Integra. Integra is a layer pullet and hatchery business and was part of Nutreco's subsidiary Trouw Nutrition Biofaktory, the premix and specialty feed company in the Czech Republic acquired in 2008. The company has 80 employees and owns two hatcheries in the Czech Republic. The company was sold at book value.

The divested business in 2009 is not considered as discontinued operations, because Integra does not represent a separate major line of business or geographical area and was not acquired with the intention to resale.

The 2008 financial results attributable to the discontinued operations are:

(EUR x million)	**2008**
Results of discontinued operations	
Revenue	-
Expenses	-2.5
Other operating income	13.4
Operating result from discontinued operations	**10.9**
Share in results of associates	-
Income tax expense	0.2
Operating result from discontinued operations, net of income tax	**11.1**
Gain on sale of discontinued operations	-
Financial expenses discontinued operations	-
Income tax on gain on sale of discontinued operations	-
Gain on sale of discontinued operations, net of income tax	**-**
Total result for the period from discontinued operations	**11.1**
Basic earnings per share from discontinued operations (EUR)	0.32
Diluted earnings per share from discontinued operations (EUR)	0.32
Cash flows from discontinued operations	
Net cash from operating activities	5.7
Net cash from/(used in) investing activities	-
Net cash from/(used in) discontinued operations	5.7

The result from discontinued operations 2008 relates to operations which have been discontinued before 2008.

The operating result from discontinued operations of EUR 10.9 million is mainly composed of:

- Release of provisions for EUR 7.4 million (profit)
- Earn-out income related to a divestment in 2006 of in total EUR 5.9 million (profit)
- The impairment of a loan by EUR 2.2 million (loss)

(5) Assets and liabilities held for sale

At 31 December 2009 and 2008 no assets and liabilities are classified as held for sale.

(6) Acquisitions

Acquisitions 2009

In 2009, Nutreco acquired the following companies/ businesses:

Animal nutrition business of Cargill in Spain and Portugal

On 28 July 2009 Nutreco announced that it has acquired the animal nutrition business of Cargill in Spain and Portugal. The acquisition includes Cargill's 12 compound feed production facilities, with a production volume of around 700,000 metric tonnes, annual sales of approximately EUR 240 million and 422 employees. With this acquisition Nutreco strengthens its leading market position in animal nutrition in the region. Following clearance given by the European commission, closing of the transaction took place on 30 November 2009.

The acquired business offers animal nutrition solutions for all farmed animal species. After integration and transformation, the acquired business is expected to contribute a similar operating margin as Nutreco's compound feed business in Spain and Portugal in two years' time. The total investment for this acquisition is approximately EUR 40 million, which includes integration and transformation costs and investments in production locations in the next two years.

Fri-Ribe

On Monday 2 November 2009 before opening of stock markets, Nutreco announced that it has acquired a 51% shareholding in a Brazilian animal nutrition and fish feed business, named 'Fri-Ribe'. This provides Nutreco and its partners, the existing owners, with a platform for jointly building a strong position in one of the most important agricultural growth markets in the world. The closing of the transaction took place on 30 October 2009. The opening balance of Fri-Ribe is provisionally determined, due to the timing of the acquisition, and will be finalised in the course of 2010.

The company is active in the production and sales of premixes, farm minerals, compound feed, horse feed, pet food and fish feed. It consists of two privately owned companies Rações Fri Ribe S.A. (Fri-Ribe) and Dispa-Indústria de Rações S.A. that operate under the brand of Fri-Ribe. They are an important player in Brazil for shrimp and tilapia fish feed and also have important regional market positions in nutrition for beef cattle, dairy cattle and for horse feed. The companies have five production plants and six sales offices spread across the centre and north-east of Brazil. The companies have 400 employees and annual revenues amounted to EUR 47 million in 2008.

Negative goodwill

The acquisition of the animal nutrition business of Cargill in Spain and Portugal resulted in a negative goodwill of EUR 11.2 million, which is reported in other operating income. In accordance with IFRS 3, the information and valuation was reassessed before recognising this negative goodwill as a profit in the income statement. The negative goodwill is the result of the consideration paid and the market value of the net identifiable assets and liabilities.

Next, as a consequence of the strategic plans for Spain and Portugal, Nutreco performed impairment reviews on the recognised values. Nutreco concluded that an impairment charge of EUR 3.9 million was required.

Total results of Nutreco

Total revenues of the acquisitions in 2009 which are included in the consolidated financial statements amount to EUR 23.4 million. Total revenues for the full year 2009 of these acquisitions amount to EUR 287.0 million.

The acquisitions completed in 2009 and 2008 had the following effect on the income statement of the respective years:

(EUR x million)	2009	2008
Revenue	23.4	83.8
Operating result before amortisation	4.0	8.4
Operating result	3.9	8.2
Total result for the period	**2.3**	**2.3**

Assets and liabilities acquisitions 2009

The acquisitions in 2009 had the following effect on Nutreco's assets and liabilities on acquisition date:

(EUR x million)	Cargill			Fri-Ribe			Total		
	Recognised value	Fair value adjustments	Carrying amounts	Recognised value	Fair value adjustments	Carrying amounts	Recognised value	Fair value adjustments	Carrying amounts
Property, plant and equipment	30.0	13.9	16.1	7.3	3.5	3.8	37.3	17.4	19.9
Intangible assets	-	-	-	4.0	4.0	-	4.0	4.0	-
Inventories	6.6	-	6.6	2.8	-	2.8	9.4	-	9.4
Trade and other receivables	-	-	-	5.7	-	5.7	5.7	-	5.7
Cash and cash equivalents	-	-	-	6.0	-	6.0	6.0	-	6.0
Employee benefits	-2.0	-	-2.0	-	-	-	-2.0	-	-2.0
Deferred tax liability	-	-	-	-2.5	-2.5	-	-2.5	-2.5	-
Trade and other payables	-	-	-	-3.4	-	-3.4	-3.4	-	-3.4
Net identifiable assets and liabilities	**34.6**	**13.9**	**20.7**	**19.9**	**5.0**	**14.9**	**54.5**	**18.9**	**35.6**
Goodwill	-			3.4			3.4		
Negative goodwill	-11.2			-			-11.2		
Less: valuation put option agreement	-			-5.5			-5.5		
Consideration paid (in cash)	**23.4**			**17.8**			**41.2**		
Cash acquired	-			-6.0			-6.0		
Net cash outflow	**23.4**			**11.8**			**35.2**		
Purchase consideration	20.6			10.3			30.9		
Transaction costs	2.8			1.5			4.3		

Acquisitions 2008

In 2008, Nutreco acquired the following companies/ businesses:

Marine Feed

On 11 January 2008, Skretting Japan acquired the fish feed production facilities of Marine Net Co. Ltd. Previous to the acquisition, Marine Feed already produced the majority of the fish feed for Skretting Japan. The purchase consideration amounts to EUR 10.2 million, including investments in working capital, property, plant and equipment. The annualised revenues of Marine Feed amount to EUR 29.0 million and 43 employees are involved in this transaction.

With this transaction Nutreco acquired the largest extruded feed factory in Japan, located in the international seaport city of Imari. This acquisition enables Skretting to further optimise its production. Hence, it allows Skretting to further secure the quality, safety and traceability of their products which is increasingly demanded by Japanese customers.

The fish market for Japanese marine fish is one of the biggest in the world with an annual production volume at around 600,000 ton. The major fish species for which feed is produced are yellowtail and red sea bream. Skretting had a market share in Japan of approximately 8%. This acquisition enables Skretting to further grow its business.

Silver Cup

On 18 January 2008, Skretting announced the acquisition of Nelson and Sons, Inc., the manufacturer of Silver Cup fish feed. The company has two production facilities near Salt Lake City, Utah, in the USA. The total consideration for this transaction is EUR 10.1 million.

Nelson and Sons has 53 employees and started to produce fish feed in 1956. The company produces fish feed for the freshwater markets in Western USA, has a significant share in the Idaho trout business, and is also active in Canada and Mexico. The total annual feed production is around 30,000 ton and the annual revenues approximate EUR 20.0 million.

Copaga

On 1 February 2008, Nutreco completed the acquisition of the feed and meat assets of Copaga in Catalonia, Spain, for a total consideration of EUR 32.7 million. EUR 22.7 million of this consideration relates to the acquired feed production and pig integration businesses and includes investments in working capital. EUR 10.0 million is paid to obtain the ownership of the poultry processing facility which has been leased by Nutreco since July 2000. The acquisition adds approximately EUR 24 million in annual revenues and the workforce increases with 75 employees.

The feed factory has a capacity of approximately 300,000 ton and will strengthen Nutreco's market position in the region. The pig integration business of Copaga produces approximately 200,000 pigs per year.

Biofaktory

On 31 July 2008, Nutreco acquired Biofaktory, a premix and specialty feed company with production facilities in the Czech Republic and Slovakia. The purchase consideration is EUR 13.0 million.

Biofaktory is the market leader in premix and specialty feed in the Czech Republic and in Slovakia. The company also exports to other countries in Central and Eastern Europe. Having a strong research and development background and technical advisory focus, the company is capable to facilitate competitive animal production by its clients. In addition, Biofaktory holds 54% of the shares in Integra, a small layer pullet and hatchery company. This company was divested in 2009.

Biofaktory has annual revenues of approximately EUR 30 million and a workforce of 220 employees.

Negative goodwill

The acquisitions of Marine Feed, Copaga and Biofaktory resulted in a negative goodwill of EUR 10.2 million in total, which is reported in other operating income. The negative goodwill was partly offset by restructuring costs of EUR 4.0 million incurred for these acquisitions after the acquisition date.

Restructuring costs are recorded in other operating expenses and personnel costs.

Total results of Nutreco

Total revenues of these four acquired companies amount to EUR 104.6 million for the full year 2008. An amount of EUR 83.8 million is included in the consolidated financial statements.

The total results before tax of these acquired companies generated after acquisition amounts to EUR 2.3 million in 2008. This amount is included in the consolidated results of Nutreco. The full year result before tax of these companies amounts to EUR 6.7 million.

Assets and liabilities acquisitions 2008

The acquisitions in 2008 had the following effect on Nutreco's assets and liabilities on acquisition date:

(EUR x million)	Marine Feed			Silver Cup			Copaga			Biofaktory			Total		
	Recognised value	**Fair value adjustments**	**Carrying amounts**	**Recognised value**	**Fair value adjustments**	**Carrying amounts**	**Recognised value**	**Fair value adjustments**	**Carrying amounts**	**Recognised value**	**Fair value adjustments**	**Carrying amounts**	**Recognised value**	**Fair value adjustments**	**Carrying amounts**
Property, plant and equipment	12.2	3.4	8.8	4.4	2.4	2.0	27.2	8.1	19.1	9.9	2.7	7.2	53.7	16.6	37.1
Intangible assets	-	-	-	0.9	0.9	-	-	-	-	0.9	0.9	-	1.8	1.8	-
Investments in associates	-	-	-	1.1	0.9	0.2	-	-	-	-	-	-	1.1	0.9	0.2
Other investments	-	-	-	0.7	-	0.7	-	-	-	-	-	-	0.7	-	0.7
Biological assets	-	-	-	-	-	-	9.1	-	9.1	1.3	-	1.3	10.4	-	10.4
Inventories	0.8	-0.4	1.2	1.2	-	1.2	2.4	-	2.4	4.0	-	4.0	8.4	-0.4	8.8
Income tax receivable	-	-	-	-	-	-	-	-	-	0.1	-	0.1	0.1	-	0.1
Trade and other receivables	0.4	-	0.4	1.5	-	1.5	1.8	-	1.8	9.3	-	9.3	13.0	-	13.0
Cash and cash equivalents	0.3	-	0.3	0.4	-	0.4	-	-	-	4.7	-	4.7	5.4	-	5.4
Minority interest	-	-	-	-	-	-	-	-	-	-1.5	-	-1.5	-1.5	-	-1.5
Interest-bearing borrowings	-	-	-	-	-	-	-	-	-	-1.4	-	-1.4	-1.4	-	-1.4
Employee benefits	-	-	-	-0.2	-	-0.2	-	-	-	-	-	-	-0.2	-	-0.2
Deferred tax liability	-1.0	-1.0	-	-1.8	-1.8	-	-	-	-	-0.9	-0.7	-0.2	-3.7	-3.5	-0.2
Income tax liability	-	-	-	-	-	-	-2.3	-2.3	-	-0.1	-	-0.1	-2.4	-2.3	-0.1
Trade and other payables	-0.3	0.2	-0.5	-1.3	-	-1.3	-0.2	-	-0.2	-4.3	-	-4.3	-6.1	0.2	-6.3
Net identifiable assets and liabilities	**12.4**	**2.2**	**10.2**	**6.9**	**2.4**	**4.5**	**38.0**	**5.8**	**32.2**	**22.0**	**2.9**	**19.1**	**79.3**	**13.3**	**66.0**
Goodwill	-			3.8			-			-			3.8		
Negative goodwill	-1.5			-			-5.3			-3.4			-10.2		
Consideration paid (in cash)	**10.9**			**10.7**			**32.7**			**18.6**			**72.9**		
Cash acquired	-0.3			-0.4			-			-4.7			-5.4		
Net cash outflow	**10.6**			**10.3**			**32.7**			**13.9**			**67.5**		
Purchase consideration	10.2			10.1			32.7			13.0			66.0		
Transaction costs	0.4			0.2			-			0.9			1.5		

In 2008 and 2009, the following adjustments have been made to the valuation of assets which are part of the acquisition of Nutreco Canada in 2007 following a restructuring plan:

2009:
- Two plants were impaired for EUR 3.1 million;
- Intangible assets were impaired for EUR 0.3 million;
- The investment Isoporc Inc. was fully impaired for EUR 1.0 million.

2008:
- A plant in Western Canada was written down for EUR 1.4 million and offset to goodwill in 2008;
- The information technology was reduced by EUR 1.1 million and offset to tax in 2008;
- The investment in associates were adjusted by EUR 1.4 million and offset to software in 2008.

No cash was involved with these transactions.

Acquisition of minority interest

In 2009 and 2008 Nutreco acquired no minority interest.

(7) Other operating income

(EUR x million)	2009	2008
Negative goodwill released directly in the income statement (note 6)	11.2	10.2
Release of trade receivable impairments, not utilised (note 27)	9.3	3.1
Release of provisions, not utilised (note 25)	1.5	9.8
Interest received on trade receivables	4.6	2.2
Result on the sale of business activities	4.2	-
Other	5.6	4.6
Total	**36.4**	**29.9**

The result on the sale of business activities relates to the sale of the pet food activity in Belgium.

Government grants

(EUR x million)	2009	2008
Research and development grants (recorded in research and development costs, part of other operating expenses): conditional	1.5	2.0
Grants on capital expenditures (part of capitalised investments)	0.4	-
Training grants (recorded in other operating income): conditional	0.8	0.1
Total	**2.7**	**2.1**

No significant changes of government grants are expected for coming years.

(8) Personnel costs

(EUR x million)	2009	2008
Wages and salaries	278.2	261.5
Compulsory social security contributions	57.9	61.4
Third-party staff	37.2	44.4
Pension costs	17.0	13.7
Pension benefits	-	-0.1
Increase in liability for long-term service obligations	1.1	-
Expense arising from performance shares	3.0	3.1
Expense arising from employee share participation plan	0.2	0.2
Other personnel costs (e.g. accrued wages)	47.1	43.3
Total	**441.7**	**427.5**

The effect of acquisitions on personnel costs is EUR 9.0 million (2008: EUR 42.7 million). At year-end the number of employees of these acquisitions is 822 (2008: 391).

Personnel costs include EUR 9.8 million (2008: EUR 3.1 million) for restructuring expenses. The remaining part of restructuring expenses of EUR 2.0 million (2008: EUR 6.3 million) is accounted for as other operating expenses. See notes 3, 9 and 25.

Research and development expenses for continuing operations amount to EUR 17.1 million (2008: EUR 17.1 million) and are included for EUR 9.9 million (2008: EUR 9.7 million). See also note 9.

(Average) number of employees

Breakdown by country of the (average) number of employees in FTEs (on payroll):

	2009	2008
Spain	3,194	3,168
Canada	1,094	1,162
Netherlands	1,061	1,017
China	636	683
United Kingdom	318	324
Norway	309	296
USA	282	272
Mexico	260	255
Chile	250	432
Germany	196	195
Poland	192	224
Czech Republic	180	33
Belgium	174	179
Other countries	974	945
Average number of employees	**9,120**	**9,185**
Number of employees at 31 December	**9,690**	**9,278**

The main increase in employee numbers in 2009 is due to acquisitions which added 822 employees (2008: 391 employees).

The decrease in Chile is due to the temporary close down of production facilities.

(9) Other operating expenses

(EUR x million)	2009	2008*
Maintenance & repair	73.3	48.1
Energy & utility	73.1	67.8
Consultancy	21.8	45.1
Travel	20.6	23.5
Impairment on trade receivables	18.6	23.2
Rent & lease	19.0	26.0
Insurance	13.9	12.0
Advertising & promotion	11.7	19.4
Communication	9.8	7.5
Provisions	11.8	7.1
IT	8.0	13.8
Fees KPMG	2.8	2.9
Other	23.2	14.1
Total	**307.6**	**310.5**

* For 2008 raw materials and consumables used increased by EUR 25.0 million for the freight costs, which were reported under other operating expenses.

Operating lease payments are recognised as part of other operating expenses in the income statement on a straight-line basis over the term of the lease.

Research and development expenses for continuing operations amounted to EUR 17.1 million (2008: EUR 17.1 million) and are included in several of the other operating expenses for EUR 5.7 million (2008: EUR 6.6 million). Remaining research and development costs are included in personnel costs for EUR 9.9 million (2008: EUR 9.7 million) and depreciation and amortisation expenses for EUR 1.5 million (2008: EUR 0.9 million).

The effect of acquisitions on other operating expenses is EUR 3.3 million (2008: EUR 30.7 million).

Fees KPMG

(EUR x million)	2009	2008
Audit fees	2.2	2.4
Audit-related fees	0.4	0.4
Tax fees	0.1	0.1
Other	0.1	-
Total	**2.8**	**2.9**

Audit-related fees primarily consist of fees in connection with sustainability, IT security audits, quarterly reviews and procedures related to acquisitions.

(10) Net financing costs

Recognised in income statement

(EUR x million)	2009	2008
Interest on deposits	0.3	0.6
Other interest income	5.6	5.7
Financial income	**5.9**	**6.3**
Interest expense on syndicated loan	-13.8	-16.8
Interest expense on private placement	-11.9	-6.7
Dividend expense on cumulative preference shares	-3.6	-4.5
Interest expense on short-term loans and bank overdrafts	-4.3	-6.4
Other expenses	-4.7	-3.7
Financial expenses	**-38.3**	**-38.1**
Foreign exchange gains/(losses)	0.8	0.6
Foreign exchange result	**0.8**	**0.6**
Net financing costs	**-31.6**	**-31.2**

Financial income decreased to EUR 5.9 million (2008: EUR 6.3 million), mainly due to lower short-term interest rates.

Financial expenses increased slightly to EUR 38.3 million (2008: EUR 38.1 million), mainly due to the issuance of a private placement and the refinancing of the syndicated loan. The increasing effect of the refinancing on interest expense on the syndicated loan and private placement is partly mitigated by a lower usage of the syndicated loan facility. Interest margin, commitment fees and arrangement fees have increased significantly due to the credit crisis. Arrangement fees are amortised over the life of the facility and included in other expenses. The dividend on preference shares decreased to EUR 3.6 million (2008: EUR 4.0 million) due to the full year effect of the repurchase of part of the shares for EUR 13.6 million in 2008. The 2008 amount includes the termination costs of EUR 0.5 million on 20% of the cumulative preference shares which were repaid and withdrawn in 2008.

(11) Income tax expense

In 2009, the income tax expense from continuing operations amounted to EUR 34.7 million (2008: EUR 37.2 million). The components of taxation on income are:

(EUR x million)	2009	2008
Current tax expense		
Current tax this year	-35.0	-38.8
Adjustments for prior years	0.9	-0.9
	-34.1	**-39.7**
Deferred tax expense		
Origination and reversal of temporary differences	2.8	19.5
Benefit of losses recognised	-2.7	-16.8
Change in tax rate	-0.7	-0.2
	-0.6	**2.5**
Total income tax expense in income statement	**-34.7**	**-37.2**

The lower level of current tax expense is in line with the decrease in results and a different geographical spread compared to last year. The increase in the deferred tax expense is due to movements in valuation differences and net operating losses mainly in Belgium, Norway, Spain and the Netherlands.

Reconciliation of the weighted average statutory income tax rate as a percentage of result before taxes and the effective tax rate is as follows:

(EUR x million)		2009		2008
Total result before taxes	127.7		143.0	
Total income tax expenses	-34.7		-37.2	
Total result for the period after taxes	**93.0**		**105.8**	
Weighted average income tax	**-38.5**	**30.1%**	**-43.0**	**30.1%**
Tax effect of:				
- Change in valuation:				
• Utilisation of previously unrecognised tax losses	0.8	-0.6%	0.2	-0.1%
• Recognition of previously unrecognised tax losses	0.5	-0.4%	1.6	-1.1%
• New loss carry-forwards not expected to be realised	-1.9	1.5%	-0.9	0.6%
- Non-taxable income (including share in result non-consolidated)	0.4	-0.3%	3.4	-2.4%
- Non-tax-deductible expenses	-3.4	2.7%	-3.8	2.7%
- Tax incentives				
• Notional interest deduction Belgium	4.1	-3.2%	3.6	-2.5%
• Participation exemption	1.9	-1.5%	2.3	-1.7%
• R&D incentives	-	-	-	-
- Other	1.4	-1.1%	-0.6	0.4%
Effective income tax	**-34.7**	**27.2%**	**-37.2**	**26.0%**

The weighted average tax rate is based on the statutory corporate income tax rates applicable in 2009 in the various countries. The nominal rates vary from 12.5% (Ireland) to 40% (Japan), which compares with 2008. In the reconciliation of the weighted average effective tax rate, the share in results of associates is included.

The effective tax rate of 2009 is higher than 2008 mainly because of lower non-taxable income and new loss carry-forwards not expected to be realised.

The tax cashout versus the total tax charge is illustrated in the table below:

(EUR x million)	2009	2008
Total tax charge	-34.7	-37.2
Payments current tax	28.1	38.0

The decrease in cashout is in line with the decrease in results and the change in geographical spread.

The tax effect of components of comprehensive income

(EUR x million)	Before tax amount 2009	Tax (expense)/ benefit 2009	Before tax amount 2008	Tax (expense)/ benefit 2008
Foreign exchange translation	0.3	-	-1.4	-
Cash flow hedges	0.3	-0.1	-8.7	1.3
Hedges of foreign exchange transactions	-	-	-	-
Share of other comprehensive income of associates	-	-	1.1	-
Net investment hedges	8.6	-	-33.9	-
Other comprehensive income	**9.2**	**-0.1**	**-42.9**	**1.3**

(12) Earnings per share

Basic earnings per share

The calculation of the basic earnings per share at 31 December 2009 was based on the total result for the period attributable to equity holders of Nutreco of EUR 90.3 million (2008: EUR 114.8 million) and a weighted average number of ordinary shares outstanding during the year ended 31 December 2009 of 34,603 (x 1,000) (2008: 34,358 (x 1,000)), calculated as follows:

(x 1,000 shares)	2009	2008
Number of ordinary shares at 1 January	**34,279**	**34,256**
Average effect of conversion of share options	1	3
Average effect of (re)purchase of shares	-250	-449
Average effect of shares issued in March	-	17
Average effect of shares issued in April	36	-
Average effect of shares issued in May, stock dividend	396	413
Average effect of shares issued in July	103	61
Average effect of shares issued in July, stock dividend	-	5
Average effect of shares issued in August, stock dividend	38	52
Weighted average number of ordinary shares at 31 December	**34,603**	**34,358**

The calculation of the diluted earnings per ordinary share is based on 34,607 (x 1,000) (2008: 34,365 (x 1,000)) shares, taking into account the exercise of outstanding share options.

(x 1,000 shares)	**2009**	**2008**
Weighted average number of ordinary shares at 31 December	**34,603**	**34,358**
Effect of share options outstanding	4	7
Weighted average number of ordinary shares (diluted) at 31 December	**34,607**	**34,365**

The average market value of Nutreco's shares for the purpose of calculating the dilutive effect of share options is based on quoted market prices for the period that the options were outstanding.

Key figures per share

	2009	**2008**
Continuing operations		
Basic earnings per ordinary share for continuing operations (EUR)	2.61	3.02
Cash earnings per share (EUR)	2.96	3.33
Diluted earnings per ordinary share for continuing operations (EUR)	2.61	3.02
Basic earnings per share for dividend calculation (EUR)	2.93	3.18
Average number of shares outstanding during the year (x 1,000)	34,603	34,358
Weighted average number of ordinary shares for diluted earnings per share (x 1,000)	34,607	34,365
Number of ordinary shares outstanding as at 31 December (x 1,000)	34,995	34,279
Discontinued operations (EUR)		
Basic earnings per share for discontinued operations	-	0.32
Diluted earnings per share for discontinued operations	-	0.32
Key figures per share (EUR)		
Basic earnings per share	2.61	3.34
Cash earnings per share	2.96	3.66
Diluted earnings per share	2.61	3.34

The earnings per share for dividend calculation are based on the net profit for the year attributable to holders of ordinary shares, excluding impairment charges and book results on disposed activities.

(13) Property, plant and equipment

(EUR x million)	Land and buildings	Machinery and equipment	Other	Under construction	Total
Cost					
Balance at 1 January 2008	**329.9**	**625.4**	**76.6**	**56.7**	**1,088.6**
Capital expenditure	19.4	39.6	5.6	21.6	86.2
Disposals	-1.4	-11.0	-3.0	-0.1	-15.5
Acquisitions through business combinations	32.7	20.0	0.7	0.3	53.7
Final calculation acquisitions previous year	-1.5	-0.8	-0.8	-	-3.1
Transfer from assets under construction	6.1	19.5	3.9	-29.5	-
Effect of movement in foreign exchange rates	-19.1	-43.9	-2.5	-4.0	-69.5
Balance at 31 December 2008	**366.1**	**648.8**	**80.5**	**45.0**	**1,140.4**
Balance at 1 January 2009	**366.1**	**648.8**	**80.5**	**45.0**	**1,140.4**
Capital expenditure	6.6	18.3	3.9	21.3	50.1
Disposals	-1.7	-15.1	-3.6	-	-20.4
Acquisitions through business combinations	21.5	15.3	0.5	-	37.3
Divestments	-2.0	-2.6	-	-	-4.6
Transfer from assets under construction	11.2	25.8	3.7	-40.7	-
Transfer to intangible assets (software)	0.2	-	-0.1	-1.5	-1.4
Effect of movement in foreign exchange rates	11.7	31.0	1.4	2.1	46.2
Balance at 31 December 2009	**413.6**	**721.5**	**86.3**	**26.2**	**1,247.6**
Accumulated depreciation and impairment losses					
Balance at 1 January 2008	**-149.7**	**-442.4**	**-67.6**	**-**	**-659.7**
Disposals	0.1	8.6	2.0	-	10.7
Depreciation continuing operations	-9.9	-35.0	-5.7	-	-50.6
Effect of movement in foreign exchange rates	6.7	28.7	1.9	-	37.3
Balance at 31 December 2008	**-152.8**	**-440.1**	**-69.4**	**-**	**-662.3**
Balance at 1 January 2009	**-152.8**	**-440.1**	**-69.4**	**-**	**-662.3**
Disposals	0.3	12.5	2.8	-	15.6
Impairment losses continuing operations	-2.9	-5.3	-0.2	-0.4	-8.8
Impairment losses discontinued operations	-	-	-	-	-
Depreciation continuing operations	-10.3	-37.2	-5.2	-	-52.7
Depreciation discontinued operations	-	-	-	-	-
Transfer between categories	-0.5	-3.5	4.0	-	-
Divestments	0.4	2.2	-	-	2.6
Effect of movement in foreign exchange rates	-4.1	-19.7	-1.1	-	-24.9
Balance at 31 December 2009	**-169.9**	**-491.1**	**-69.1**	**-0.4**	**-730.5**
Carrying amount at 1 January 2008	**180.2**	**183.0**	**9.0**	**56.7**	**428.9**
Carrying amount at 31 December 2008	**213.3**	**208.7**	**11.1**	**45.0**	**478.1**
Carrying amount at 1 January 2009	**213.3**	**208.7**	**11.1**	**45.0**	**478.1**
Carrying amount at 31 December 2009	**243.7**	**230.4**	**17.2**	**25.8**	**517.1**

In the income statement, the depreciation is reported as 'depreciation and amortisation expenses' and the impairment loss as 'impairment of long-lived assets'.

Assets not in use

As a consequence of lower fish feed production caused by fish diseases in Chile, the Pargua plant in Chile is temporarily closed. It is expected that in 2011 or 2012 the Pargua plant will be operational again. The book value of the related assets at 31 December 2009 is EUR 9.0 million. An impairment calculation has been made and did not lead to impairment.

Assets under construction

The most material and important assets under construction in 2009 relate to projects that already started in 2008, with the intention of constructing new factories and modernising production lines. These investments are capitalised as assets under construction for an amount of EUR 25.8 million (2008: EUR 45.0 million) and consist mainly of projects in Norway (EUR 11.2 million), the Netherlands (EUR 6.0 million) and the United Kingdom (EUR 3.2 million).

Capital expenditure projects

During 2009, Nutreco invested for a total amount of EUR 50.1 million (2008: EUR 86.2 million) in property, plant and equipment. Investments in factories took place across different businesses and are intended to enable growth in new markets.

Nutreco has invested in efficiency processes and capacity extension projects in more mature markets. This included projects for (i) maintaining the quality level of Nutreco's asset base by upgrade and replacement projects, (ii) further automation of the packaging processes and (iii) additional production lines for extra capacity and the flexibility to use different raw materials.

The total expansion capital expenditure amounts to EUR 16.5 million in 2009, of which EUR 12.3 million relates to four new factories in Indonesia, Italy, Turkey and Germany, significant expansion of the existing factory in Poland and investment in other major capital expenditure projects for strengthening efficiency of main processes and increasing of capacity.

As a consequence of the credit crisis Nutreco has reduced its capital expenditure in 2009.

Impairment losses

The impairment losses in 2009 include the impairment of two plants in Canada for EUR 3.1 million and four compound feed factories in Spain for EUR 3.9 million due to the acquisition of the animal nutrition business of Cargill and impairment charges in four countries in the segment Premix and Feed Specialties.

Disposals

During 2009 Nutreco sold property, plant and equipment with a carrying amount of EUR 4.8 million (2008: EUR 4.8 million). The loss on the sale of property, plant and equipment amounted to EUR 0.1 million (2008: EUR 0.9 million) and is recorded on the other operating expenses line in the income statement.

Borrowing costs for capital expenditure

In 2009, Nutreco did not capitalise significant amounts of borrowing costs related to capital expenditure projects.

(14) Intangible assets

(EUR x million)	Goodwill	Concessions, licences and quota	Development costs	Software	Brand names	Customer relationships	Total
Cost							
Balance at 1 January 2008	**214.8**	**50.6**	**8.0**	**17.7**	**23.2**	**42.5**	**356.8**
Capital expenditure	-	-	-	4.0	-	-	4.0
Final calculation acquisitions previous year	2.0	-	-	1.7	-	-	3.7
Disposals	-	-	-	-1.5	-	-	-1.5
Acquisitions through business combinations	3.8	-	-	0.1	-	1.7	5.6
Effect of movement in foreign exchange rates	-18.3	-8.1	-1.2	-0.9	-3.7	-6.1	-38.3
Balance at 31 December 2008	**202.3**	**42.5**	**6.8**	**21.1**	**19.5**	**38.1**	**330.3**
Balance at 1 January 2009	**202.3**	**42.5**	**6.8**	**21.1**	**19.5**	**38.1**	**330.3**
Capital expenditure	-	-	-	4.0	-	-	4.0
Disposals	-0.8	-0.5	-	-0.2	-	-	-1.5
Acquisitions through business combinations	3.4	-	-	-	2.4	1.6	7.4
Transfer from PP&E				1.4			1.4
Effect of movement in foreign exchange rates	13.5	5.7	0.8	0.8	2.5	4.1	27.4
Balance at 31 December 2009	**218.4**	**47.7**	**7.6**	**27.1**	**24.4**	**43.8**	**369.0**
Accumulated amortisation and impairment losses							
Balance at 1 January 2008	**-28.1**	**-0.7**	**-0.5**	**-6.3**	**-**	**-2.7**	**-38.3**
Disposals	-	-	-	1.2	-	-	1.2
Amortisation continuing operations	-	-	-0.7	-4.4	-	-5.7	-10.8
Effect of movement in foreign exchange rates	1.8	-	0.2	0.7	-	1.1	3.8
Balance at 31 December 2008	**-26.3**	**-0.7**	**-1.0**	**-8.8**	**-**	**-7.3**	**-44.1**
Balance at 1 January 2009	**-26.3**	**-0.7**	**-1.0**	**-8.8**	**-**	**-7.3**	**-44.1**
Disposals	-	-	-	-	-	-	-
Impairment losses continuing operations	-	-0.3	-	-	-	-	-0.3
Amortisation continuing operations	-	-	-1.1	-5.3	-	-5.7	-12.1
Effect of movement in foreign exchange rates	-0.6	-	-0.2	-0.3	-	-1.0	-2.1
Balance at 31 December 2009	**-26.9**	**-1.0**	**-2.3**	**-14.4**	**-**	**-14.0**	**-58.6**
Carrying amount at 1 January 2008	**186.7**	**49.9**	**7.5**	**11.4**	**23.2**	**39.8**	**318.5**
Carrying amount at 31 December 2008	**176.0**	**41.8**	**5.8**	**12.3**	**19.5**	**30.8**	**286.2**
Carrying amount at 1 January 2009	**176.0**	**41.8**	**5.8**	**12.3**	**19.5**	**30.8**	**286.2**
Carrying amount at 31 December 2009	**191.5**	**46.7**	**5.3**	**12.7**	**24.4**	**29.8**	**310.4**

At 31 December 2009, Nutreco has internally generated intangibles of EUR 1.0 million (2008: EUR 0.8 million).

The amortisation is allocated to the 'depreciation and amortisation expenses' of the income statement.

Impairment tests for assets with indefinite useful lives

Goodwill, quota and part of the brand names are assets with an indefinite useful life. These assets are allocated to Nutreco's cash-generating units or groups of cash-generating units for the purpose of impairment testing. Goodwill is allocated to those cash-generating units that are expected to benefit from the business combination.

Cash-generating units are operating divisions within the reportable segments representing the smallest identifiable group of assets that generate cash flows that are largely independent of the cash flows from other assets or group of assets.

The carrying amounts for assets with indefinite useful lives have been allocated to the reportable segments as follows:

(EUR x million)				**2009**				**2008**
	Goodwill	**Conces-sions, licences and quota**	**Brand names**	**Total**	**Goodwill**	**Conces-sions, licences and quota**	**Brand names**	**Total**
Segment								
Premix and Feed Specialties	57.7	-	0.3	58.0	56.9	0.2	0.3	57.4
Fish Feed	20.9	0.1	-	21.0	18.0	0.2	-	18.2
Compound Feed Europe	5.4	-	-	5.4	5.4	-	-	5.4
Animal Nutrition Canada	89.0	-	21.8	110.8	80.8	-	19.2	100.0
Meat and Other	18.5	46.6	-	65.1	14.9	41.4	-	56.3
Carrying amount of intangible assets with indefinite useful lives	**191.5**	**46.7**	**22.1**	**260.3**	**176.0**	**41.8**	**19.5**	**237.3**
Carrying amount of intangible assets with definite useful lives	-	-	2.3	2.3	-	-	-	-
Total	**191.5**	**46.7**	**24.4**	**262.6**	**176.0**	**41.8**	**19.5**	**237.3**

The recoverable amount of a cash-generating unit with goodwill, quota or brand names is determined based on a value-in-use assessment. These assessments use cash flow projections based on three-year development plans which are approved by management. The three-year cash flow projections basis applies to all cash-generating units, except for Nutreco Canada, which has a time horizon longer than five years.

In determining the recoverable amount of Nutreco Canada, the same time horizon has been used as in the assumptions at acquisition date. Management believes that this longer forecast period is justified due to the long-term nature of the business.

The main assumptions applied in these value-in-use assessments for the most significant cash-generating units per segment are:

Segment	**Revenue growth %**	**EBITA/revenue margin**	**Pre-tax discount rates**
Premix and Feed Specialties	0.7 – 15.8%	3.8 – 11.1%	10.3 – 18.6%
Fish Feed	0.7 – 7.2%	7.3 – 8.3%	10.3 – 11.8%
Compound Feed Europe	1.9%	1.2%	10.2%
Animal Nutrition Canada	1.3%	6.0%	8.4%
Meat and Other	1.3%	6.0%	8.4%

Cash flows beyond that period are extrapolated using limited or no growth. Management determined the financial projections based on past performance and its expectations of market and business developments. The cash flow projections are discounted to their present value using a discount rate that reflects the market assessments of the time value of money and the risks of the asset.

All assumptions are in line with normal business practice.

Nutreco concluded that there were no reasons to recognise impairment losses. Management also performed sensitivity analysis around the current assumptions for the most material cash-generating units, and concluded that no reasonably possible changes in key assumptions would cause the carrying amount of goodwill, quota and/or brand names to exceed its recoverable amount.

Goodwill

Goodwill of EUR 191.5 million at year-end is mainly related to the acquisition of Nutreco Canada for an amount of EUR 107.5 million (2008: EUR 97.0 million). The goodwill related to the acquisition of Nutreco Canada has been recognised for an amount of EUR 89.0 million (2008: EUR 80.8 million) within the segment Animal Nutrition Canada and for EUR 18.5 million (2008: EUR 14.9 million) within the segment Meat and Other. Trouw Nutrition USA for an amount of EUR 24.1 million (2008: EUR 24.6 million) and Skretting Australia for an amount of EUR 15.0 million (2008: EUR 11.8 million). The increase of EUR 3.4 million relates to the acquisition of Fri-Ribe in 2009 (increase 2008 of EUR 3.8 million relates to Silver Cup). The gross carrying value of goodwill is in total EUR 191.5 million (2008: EUR 176.0 million). There are no (accumulated) impairment losses in the goodwill balance as per 31 December 2009 and 31 December 2008.

The carrying amounts for goodwill have been allocated to the geographical segments as follows:

(EUR x million)	**2009**	**2008**
Canada	91.2	80.3
USA	44.4	45.4
Australia	15.0	11.8
Netherlands	12.0	12.0
Mexico	7.3	7.1
China	6.9	7.1
Belgium	5.4	6.2
Brazil	3.4	-
Hungary	2.1	2.2
Japan	2.0	2.1
Other	1.8	1.8
Total	**191.5**	**176.0**

Concessions, licenses and quota

In 2009, concessions, licenses and quota amount to EUR 46.7 million at year-end and consist mainly of quota which have been acquired in 2007 as part of the acquisition of Nutreco Canada. Quota are acquired rights to sell poultry products in markets in which sales of these products are regulated and limited by the government.

Quota have an indefinite useful life as there is no indication to rescind the quota system.

In 2009, an impairment of EUR 0.3 million has been recognised on the quotum for Canada.

Brand names

The useful lives of brand names have been determined on the basic factors, such as the economic environment, the expected use of an asset and related assets or groups of assets and legal or other provisions that might limit the useful life. The main part of the brand names has an indefinite useful live.

The brand names of EUR 24.4 million are mainly related to the acquisition of Nutreco Canada's brand names Shur-Gain and Landmark Feeds in 2007 and the brand name Fri-Ribe related to the acquisition in 2009.

Customer relationships

The remaining average amortisation period for customer relationships is five years. The increase in 2009 of EUR 1.6 million relates to Fri-Ribe. The increase in 2008 of EUR 1.7 million relates to the acquisition of Silver Cup and Biofaktory.

There are no intangible assets whose titles are restricted or are pledged as security for liabilities.

(15) Investments in associates

Nutreco has the following investments in associates, direct or indirect through subsidiaries:

(EUR x million)		2009		2008
	Ownership	**Amount**	**Ownership**	**Amount**
Nanta de Venezuela C.A., Venezuela	50%	4.0	50%	2.1
Couvoir Scott Ltée, Canada	50%	9.2	50%	7.9
Nieuwland Feed and Supply Ltd., Canada	40%	2.2	40%	2.0
Isoporc Inc., Canada	33%	-	33%	1.1
Gène-Alliance Inc., Canada	40%	0.4	40%	0.3
Yantzi's Feed & Seed Ltd., Canada	40%	0.3	40%	0.1
Ens partnership, Canada	33%	1.0	33%	0.9
Lactech Inc., Canada	33%	2.7	-	-
		19.8		**14.4**

No goodwill has been recognised in relation with these investments in associates. Nutreco is not responsible for the (contingent) liabilities of the associates.

Changes in investments in associates

(EUR x million)	2009	2008
As at 1 January	**14.4**	**16.9**
Share in results continued operations	1.4	2.1
Dividends received	-0.5	-1.5
Share increase	-	0.1
Disposals	-	-2.0
Capital expenditure	2.8	1.1
Effect of movement in foreign exchange	1.7	-2.3
As at 31 December	**19.8**	**14.4**

Breakdown of the share in results of associates

(EUR x million)	2009	2008
Nanta de Venezuela C.A., Venezuela	1.8	1.3
Couvoir Scott Ltée, Canada	0.6	0.7
Nieuwland Feed and Supply Ltd., Canada	0.1	0.1
Isoporc Inc., Canada	-1.3	-
Gène-Alliance Inc., Canada	-	-
Yantzi's Feed & Seed Ltd., Canada	0.1	-
Ens partnership, Canada	-	-
Lactech Inc., Canada	0.1	-
	1.4	**2.1**

In 2009, the investment Isoporc Inc. in Canada was fully impaired for an amount of EUR 1.0 million.

(16) Other investments

(EUR x million)	Equity securities		Debt securities		Total	
	2009	**2008**	**2009**	**2008**	**2009**	**2008**
As at 1 January	**3.9**	**4.2**	**31.9**	**38.9**	**35.8**	**43.1**
Acquisitions through business combinations	-	-	-	0.7	-	0.7
Capital increase	-	0.1	-	0.3	-	0.4
Additions	-	-	11.6	-	11.6	-
Transfer from/(to) other balance items	-0.3	-	0.8	-1.6	0.5	-1.6
Disposals/loans repaid	-0.1	-	-4.9	-3.6	-5.0	-3.6
Value adjustments	-	-	1.0	-0.3	1.0	-0.3
Impairment	-	-	-1.0	-2.2	-1.0	-2.2
Effect of movement in foreign exchange	0.3	-0.4	0.2	-0.3	0.5	-0.7
As at 31 December	**3.8**	**3.9**	**39.6**	**31.9**	**43.4**	**35.8**

Equity securities consist of Nutreco's participation in several companies in which Nutreco does not have control or significant influence. The financial statements of these companies for the financial year 2009 have not been approved and received before publication of the Nutreco results. Therefore, the fair value can not be measured reliably and the participations are valued at cost. However, based on the figures for the financial year 2008, the recorded costs of these investments will approximate the fair value.

Breakdown of debt securities

(EUR x million)	2009	2008
Loans to Dutch Nutreco Pension Fund	12.1	12.1
Loan related to divestment Euribrid	12.3	15.3
Loans to customers	24.3	8.3
	48.7	**35.7**
Provision	-9.1	-3.8
	39.6	**31.9**

Loans to Dutch Nutreco Pension Fund

The loans to the Dutch Nutreco Pension Fund consist of a subordinated loan of EUR 7.0 million and a loan of EUR 5.1 million which have been granted by Nutreco to the Dutch Nutreco Pension Fund during 2003 and 2004. The interest rate is Euribor plus 0.5%. Repayment of the loans depends on fulfilling specific conditions by the Dutch Nutreco Pension Fund and approval by De Nederlandsche Bank.

The Dutch Nutreco Pension fund is based on contribution plans; therefore, Nutreco has no long-term obligations to compensate losses.

Loan related to divestment Euribrid

At balance sheet date a loan of EUR 13.0 million relates to Euribrid, a former investment of Nutreco divested in 2007. An interest of 5% is being charged by Nutreco. The nominal value of this loan amounts to EUR 13.6 million (2008: EUR 21.6 million) and has been discounted with a rate of 8.0%, resulting in the above amount of EUR 13.0 million (2008: EUR 19.9 million). This loan is subordinated and has been accounted for under other investments for an amount of EUR 12.3 million (2008: EUR 15.3 million) and under trade and other receivables for EUR 0.7 million (2008: EUR 4.6 million).

Loans to customers

The loans to customers are mainly related to the sale of feed. Interest is charged based on normal business conditions. The number of loans to customers increased mainly due to the transfers from short-term receivables, which was caused by the effects of the financial crisis on some of our customers. To the extent possible, loans are secured by pledges on assets such as livestock. The provision on debt securities mainly relates to loans granted to customers in the compound feed and fish feed activities.

Risks

Nutreco's exposure to credit, currency and interest rate risks related to other investments is disclosed in note 27.

(17) Deferred tax assets and liabilities

Classification of the deferred tax assets and liabilities is as follows:

(EUR x million)	2009	2008
Deferred tax assets		
- Deferred tax asset to be recovered after more than 12 months	19.2	17.9
- Deferred tax asset to be recovered within 12 months	7.1	8.6
	26.3	**26.5**
Deferred tax liabilities		
- Deferred tax liabilities to be recovered after more than 12 months	-13.9	-6.8
- Deferred tax liabilities to be recovered within 12 months	-1.5	-5.1
	-15.4	**-11.9**
Net deferred tax assets	**10.9**	**14.6**

Deferred tax assets and liabilities as a consequence of valuation differences relate to the following balance sheet captions:

(EUR x million)		2009		2008
	Assets	**Liabilities**	**Assets**	**Liabilities**
Property, plant and equipment	4.1	-11.5	2.9	-11.1
Intangible assets	12.1	-9.1	14.4	-7.2
Other non-current assets	2.5	-1.0	-	-2.5
Inventories	0.8	-0.8	0.9	-0.5
Biological assets	-	-3.0	-	-2.1
Trade and other receivables	7.3	-3.4	5.9	-0.6
Employee benefits	3.5	-0.5	0.6	-
Provisions	0.9	-10.5	1.0	-10.3
Trade and other payables	5.2	-4.3	3.5	-2.7
Total	**36.4**	**-44.1**	**29.2**	**-37.0**
Net deferred tax liabilities		**-7.7**		**-7.8**

The movements in net deferred tax liabilities mainly occur in intangible assets, other non-current assets and employee benefits.

A specification of the net operating losses is provided in the table below:

(EUR x million)	2009	2008
Net operating losses not recognised	46.4	47.2
Net operating losses capitalised	22.2	34.7
Net operating losses	**68.6**	**81.9**

The movement in net operating losses capitalised mainly stems from loss utilisation in Spain.

The effect of net operating losses on the net deferred tax liabilities is summarised in the table below:

(EUR x million)	2009	2008
Net deferred tax liabilities	**-7.7**	**-7.8**
Tax loss carried forward	14.3	16.2
Netting net operating losses	4.3	6.2
Net deferred tax assets	**10.9**	**14.6**

The deferred tax asset on net operating losses is split up between tax loss carried forward and netting net operating losses. The latter figure is a result of netting deferred tax liabilities on valuation differences with deferred tax assets on net operating losses if applicable within a fiscal unity as a deferred tax liability will not materialise before the deferred tax asset on net operating losses is used.

The movements of the net deferred tax assets are as follows:

(EUR x million)	2009	2008
As at 1 January	**14.6**	**16.9**
Recognised in income statement	-0.6	2.9
Recognised in comprehensive income	-0.2	-
Acquisitions	-2.5	-3.7
Effect of movement in foreign exchange	2.6	-3.1
Transfer to/from current tax	-3.0	1.6
As at 31 December	**10.9**	**14.6**

Movements in recognised deferred taxation during the year

	Balance 1 January 2008	Recognised in income statement	Acquired business combinations	Effect of movement in foreign exchange	Other	Balance 31 December 2008	Recognised in income statement	Recognised in equity	Acquired business combinations	Effect of movement in foreign exchange	Other	Balance 31 December 2009
Property, plant and equipment	-14.1	9.0	-3.1	-	-	-8.2	-	-	-1.1	1.9	-	-7.4
Intangible assets	11.1	-0.6	-0.5	-2.8	-	7.2	-2.7	-	-1.2	-0.3	-	3.0
Other non-current assets	-3.8	1.7	-0.4	-	-	-2.5	4.0	-	-	-	-	1.5
Inventories	-4.8	4.8	-	0.4	-	0.4	-0.3	-	-	-0.1	-	-
Biological assets	-1.3	-0.8	-	-	-	-2.1	-0.9	-	-	-	-	-3.0
Trade and other receivables	6.6	-1.3	-0.2	0.2	-	5.3	-1.4	-	-	-0.1	0.1	3.9
Employee benefits	0.9	-0.3	-	-	-	0.6	2.2	-	-	0.2	-	3.0
Provisions	-13.0	0.5	-	-	3.2	-9.3	1.3	-	-	-	-1.6	-9.6
Trade and other payables	-6.7	7.0	0.5	-	-	0.8	-0.1	-0.2	-	0.4	-	0.9
Tax loss carry-forwards	31.1	-13.0	-	-0.5	-1.6	16.0	-0.3	-	-	0.1	-1.5	14.3
Netting net operating losses	10.9	-4.3	-	-0.4	-	6.2	-2.2	-	-	0.3	-	4.3
Benefits of R&D incentives	-	0.2	-	-	-	0.2	-0.2	-	-	-	-	-
Total	**16.9**	**2.9**	**-3.7**	**-3.1**	**1.6**	**14.6**	**-0.6**	**-0.2**	**-2.3**	**2.4**	**-3.0**	**10.9**

Non-capitalised unused net operating loss

The total non-capitalised net operating loss is EUR 46.4 million at the end of the financial year 2009 (2008: EUR 47.2 million) and consists of the following items:

			2009			**2008**
Expiration	**< 5 years**	**5-10 years**	**> 10 years**	**< 5 years**	**5-10 years**	**> 10 years**
Net operating loss	1.8	24.1	20.5	3.5	28.1	15.6

Deferred tax assets have not been recognised in respect of these items because, based upon the level of historical taxable income and projections for future taxable income, management believes that it is more likely that no sufficient tax profits will be available against which the benefits can be utilised. These non-capitalised unused net operating losses mainly relate to acquisitions, restructuring and normal operating losses.

Income tax receivables and income tax liabilities

The income tax receivables of EUR 13.8 million (2008: EUR 12.4 million) represent the amount of income taxes recoverable in respect of current and prior periods that exceeds payment. The income tax liabilities amount to EUR 15.6 million in 2009 (2008: EUR 11.9 million). Income tax receivables and liabilities have been offset in cases where there is a legally enforceable right to set off current tax assets against current tax liabilities and when the intention exists to settle on a net basis or to realise the receivable and liability simultaneously.

(18) Inventories

(EUR x million)	2009	2008
Raw materials	167.5	202.3
Finished products	83.5	79.4
Total	**251.0**	**281.7**

There are no inventories pledged as security for liabilities.

In 2009, inventories decreased by EUR 30.7 million of which EUR 9.7 million is due to the acquisitions completed in 2009 and EUR 0.2 million relates to the divestment of Integra. This results in a decrease before acquisition and a divestment effect of EUR 40.2 million.

The rate of inventory turnover in 2009 is 35 days (2008: 33 days).

The write-down of inventories to net realisable value amounted to EUR 4.2 million (2008: EUR 3.7 million) which is recognised in other operating expenses.

(19) Biological assets

(EUR x million)	2009	2008
As at 1 January	**102.6**	**75.0**
Expenses capitalised	640.8	607.8
Decrease due to harvest and sales	-640.5	-589.3
Change in fair value	2.2	-0.5
Acquisitions/divestments through business combinations	-0.8	10.4
Effect of movement in foreign exchange differences	0.6	-0.8
As at 31 December	**104.9**	**102.6**

In 2009, biological assets increased by EUR 2.3 million of which EUR 0.8 million relates to the divestment of Integra. The increase before the divestment effect is EUR 3.1 million.

The biological assets at 31 December 2009 mainly relate to animals held in Spain for EUR 97.6 million (2008: EUR 94.7 million) and Canada for EUR 5.8 million (2008: EUR 4.4 million). The biological assets in Spain relate to the poultry stock for an amount of EUR 64.8 million (2008: EUR 58.0 million) and to the pigs stock for an amount of EUR 32.8 million (2008: EUR 36.7 million).

Spain

The poultry stock in Spain comprised approximately 19.0 million animals (2008: 21.6 million). During the year Nutreco processed 145.7 million animals (2008: 146.0 million).

The pigs stock in Spain at 31 December 2009 comprised approximately 544,000 animals (2008: 408,000). During the year Nutreco sold 835,000 animals (2008: 716,000).

In Spain, Nutreco applies a cost plus method to the customer price of its end-products. For the valuation of most of the biological assets, Nutreco uses the cost plus model as an approximation of the fair value price.

In February 2008, 79,555 pigs of Copaga with a fair value of EUR 9.1 million were acquired.

Canada

The poultry stock in Canada comprised approximately 1.8 million animals (2008: 1.7 million). During the year Nutreco sold 12.8 million animals in Canada (2008: 13.2 million).

In Canada, Nutreco applies a cost plus method to the customer price of its end-products. For the valuation of biological assets, Nutreco uses the cost plus model as an approximation of the fair value price.

Breeding eggs and parent stock

For a part of the breeding eggs and parent stock, both in Spain and Canada, the fair value cannot be determined reliably as no liquid market is available. This part is, therefore, valued at cost, which totals EUR 13.9 million (2008: EUR 11.8 million).

Czech Republic

With the acquisition of Biofaktory in August 2008, and its majority shareholding in Integra, Nutreco acquired 236,000 numbers of poultry with a fair value of EUR 1.3 million. In October 2009 the participation in Integra was divested.

Risks

Nutreco is exposed to a number of risks related to biological assets:

Regulatory and environmental risk

Nutreco is subject to laws and regulations in various countries in which it operates. The Company has established environmental policies and procedures aimed at compliance with local environmental and other laws. Management performs regular reviews to identify environmental risks and to ensure that the systems in place are adequate to manage those risks.

Supply and demand risk

Nutreco is exposed to risks arising from fluctuations in the price and sales volume of poultry and pigs.

In Spain and Canada, Nutreco applies a cost plus method for determining the sales price for approximately 50% of Nutreco's poultry and pork activities.

Diseases and other risks

Animal diseases can have a financial impact on individual Nutreco businesses. The regional spread of Nutreco's activities and the variety of animal species for which feed is supplied does, however, mean that this risk is partly mitigated. As in previous years an example of this was the low production of feed volumes of salmon in Chile, which were partly offset by higher feed volumes in Norway and Canada. Nutreco owns a limited number of pigs and poultry mainly in Spain.

In 2009 no special events related to the biological assets owned by Nutreco occurred that have had a material impact on the consolidated result of Nutreco.

The nature of the biological assets is explained more extensively in this annual report on page 55.

(20) Trade and other receivables

(EUR x million)	2009	2008
Trade receivables – third parties	538.2	598.0
Trade receivables – related parties	2.6	3.7
Trade receivables	**540.8**	**601.7**
Prepayments	18.7	9.0
Tax receivable (no income tax)	11.3	24.0
Fair value foreign exchange derivatives	4.1	13.5
Fair value cross-currency interest rate derivatives	0.5	9.7
Fair value interest rate derivatives	-	0.3
Fair value commodity derivatives	0.1	16.2
Other receivables	30.5	47.4
Total trade and other receivables	**606.0**	**721.8**

Trade receivables are shown net of impairment losses amounting to EUR 58.0 million (2008: EUR 58.8 million). In 2009, EUR 18.6 million (2008: EUR 23.2 million) of impairment losses and EUR 9.3 million (2008: EUR 3.1 million) of releases of impairment losses were recognised in the income statement. See also notes 7, 9 and 27.

Days sales outstanding (= turnover rate trade debtors) is 48 days (2008: 51 days).

Nutreco's exposure to credit and currency risks and impairment losses related to trade and other receivables are disclosed in note 27.

Nutreco has credit insurance, in a number of countries, to mitigate the credit risk on customers. In some countries, mainly Spain, part of credit risk on customers is mitigated by non-recourse factoring for an amount of EUR 62.1 million (2008: EUR 53.9 million).

In 2009, trade and other receivables decreased by EUR 115.8 million of which EUR 17.4 million is due to the acquisitions completed in 2009 and EUR 0.7 million relates to the divestment of Integra. This results in a decrease before acquisitions and divestments of EUR 132.5 million.

The fair value commodity derivatives has reduced to EUR 0.1 million (2008: EUR 16.2 million) due to the significant lower usage of commodity derivatives in the segment Compound Feed Europe.

In the amount of receivables an amount of EUR 0.5 million (2008: EUR 10.0 million) will be due after one year.

(21) Cash and cash equivalents

(EUR x million)	2009	2008
Deposits	132.4	50.8
Bank accounts	85.5	168.6
Transit/checks	14.5	8.7
In hand	0.2	0.2
Cash and cash equivalents	**232.6**	**228.3**
Bank overdrafts	-31.6	-76.5
Cash and cash equivalents in the cash flow statement	**201.0**	**151.8**

Cash and cash equivalents are at Nutreco's free disposal (see note 27).

Bank overdrafts are included in the interest-bearing borrowings (see note 23) in the balance sheet.

(22) Equity attributable to the equity holders of the parent

Share capital and share premium

The authorised share capital of the Company at 31 December 2009 amounted to EUR 41.5 million (2008: EUR 41.5 million) and consists of 55 million ordinary shares, 16 million cumulative preference shares 'A', 71 million cumulative preference shares 'D' and 31 million cumulative financing preference shares 'E', all with a nominal value of EUR 0.24.

All issued shares are fully paid up and include 35.118.682 ordinary shares (2008: 34.868.682) and 4.993.200 cumulative preference shares 'A' (2008: 4.993.200) as at 31 December (see also the 'Corporate governance' paragraph on page 68).

An overview of the ordinary shares outstanding as per the beginning and the end of the year is disclosed in note 12.

Special rights regarding Nutreco shares are disclosed in Other information.

Dividends

On 14 May 2009 the Company delivered 395,740 shares as final stock dividend over the year 2008. The cash dividend was paid out on the same date and amounted to EUR 24.8 million.

In August 2009, the Company paid out an interim dividend of EUR 0.20 in cash per ordinary share. 102,716 shares have been delivered as interim stock dividend. On 20 August 2009, the remaining interim dividend of EUR 3.8 million was paid in cash out of the retained earnings.

After the balance sheet date the following dividends were proposed by the Board:

The proposed dividend per ordinary share amounts to EUR 1.32 (2008: EUR 1.43). The final dividend of EUR 1.12 (2008: EUR 1.03) will be payable in cash or shares at the shareholder's option. The value of the stock dividend will be virtually equal to the cash dividend. The ex-dividend date is 7 April 2010. The conversion ratio will be determined after trading hours on 21 April 2010, based on the weighted average share price on the last three days of the period allowed for shareholders to notify the Company of their preference, namely 19, 20 and 21 April 2010. Both the cash and stock dividends will be placed at the shareholders' disposal on 27 April 2010.

These dividends have not been provided for and income tax consequences are not recognised as a liability.

Treasury shares

The treasury shares are accounted for as a reduction of the equity attributable to the equity holders of the parent. Treasury shares are recorded at cost, representing the market price on the acquisition date. When issued, shares are removed from treasury stock on a FIFO basis. Any difference between the cost and the cash received at the time treasury shares are issued is recorded in retained earnings.

During the year under review, Nutreco acquired none (2008: 699,374) of its own shares through purchases on the Euronext Stock Exchange. The total amount paid in 2008 to acquire these shares was EUR 33.1 million and these shares were held as treasury shares. The Company has the right to reissue these shares at a later date. The shares are held in treasury for delivery upon exercise of share-based payments, liabilities arising from the employee share participation scheme and payment of (interim) stock dividend.

In 2009 Nutreco reissued 713,011 (2008: 722,173) treasury shares for stock dividend, performance shares and employee share participation scheme for a total consideration of EUR 26.8 million (2008: EUR 36.8 million).

The movements in the treasury shares can be summarised as follows:

(EUR x 1,000)		2009		2008
	Number of shares	**Amount**	**Number of shares**	**Amount**
As at 1 January	**589,624**	**28,059**	**612,423**	**31,729**
Options exercised	-2,700	-57	-3,950	-206
Employee share participation scheme	-35,919	-1,643	-17,218	-826
Share issuance/repurchase	250,000	60	699,374	33,128
(Interim) stock dividend	-498,456	-18,671	-564,240	-28,202
Performance shares	-178,636	-6,487	-136,765	-7,564
As at 31 December	**123,913**	**1,261**	**589,624**	**28,059**

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred. As at 31 December 2009 the hedging reserve amounts to EUR -13.5 million (31 December 2008: EUR -14.1 million).

Cash flow hedges have been defined for foreign exchange deals related to forecast transactions which will mature within 12 months and for interest rate swaps which will mature in 2012 and 2013. The fair value related to the foreign exchange deals amounts to EUR 0.0 million as at 31 December 2009 (31 December 2008: EUR -0.3 million) and the fair value related to the interest rate swaps amounts to EUR -13.5 million as at 31 December 2009 (31 December 2008 EUR -13.8 million).

All cash flow hedges are highly effective as at 31 December 2009; during 2009 no material ineffectiveness is recognised in the income statement.

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of net investments in foreign operations, including intercompany loans with a permanent nature, and liabilities that are used as hedging instrument in a net investment. As at 31 December 2009 the translation reserve amounts to EUR -21.2 million (31 December 2008: EUR -29.8 million). The increase of EUR 8.6 million is mainly caused by fluctuations of the Norwegian krone and the Australian dollar.

Minority interest

The minority interest mainly consists of Piensos Nanfor and Piensos Nanpro in Spain, Trouw Nutrition Turkey and Trouw Nutrition Russia.

(23) Interest-bearing borrowings

The total interest-bearing borrowings are as follows:

(EUR x million)	2009	2008
Interest-bearing borrowings (non-current)	414.0	467.0
Interest-bearing borrowings (current)	41.5	128.4
Total	**455.5**	**595.4**

The specification of interest-bearing borrowings (non-current) is as follows:

(EUR x million)	2009	2008
Interest-bearing borrowings (non-current)		
Syndicated loans	147.3	301.3
Private placement	211.3	110.1
Cumulative preference shares	54.5	54.5
Other long-term loans	0.9	1.1
	414.0	**467.0**
Breakdown of interest-bearing borrowings (non-current) by currency		
US dollar	211.3	110.1
Norwegian krone	-	20.3
Canadian dollar	97.4	186.3
Euro	105.2	145.6
Other currencies	0.1	4.7
	414.0	**467.0**

Syndicated loan

In May 2009, Nutreco entered into a three-year committed revolving credit facility of EUR 550 million with an international syndicate of banks. This committed revolving credit facility replaced the former syndicated loan facility of EUR 550 million that would have matured in March 2010. The credit facility may be used for loans in various currencies.

The financial covenants of the syndicated loan facility are related to net senior debt compared to EBITDA and EBITDA compared to net financing costs. EBITDA and net financing costs are calculated on 12-month rolling basis. During 2009, Nutreco remained well within the financial covenants agreed upon with the syndicated loan facility. Reference is made to capital risk management in note 27.

The interest rates are based on Euribor or Libor of the applicable currency, whereas the interest margin is a function of the ratio of net senior debt to EBITDA. In comparison with the former syndicated loan, arrangement fees, interest margin and commitment fees have increased significantly.

At 31 December 2009, an amount of EUR 147.3 million (2008: EUR 301.3 million) was drawn on the EUR 550.0 million syndicated loan facility.

Private placements

In May 2004, Nutreco issued senior notes in a private placement in the United States of America for a total amount of USD 204.0 million. The senior notes consist of three tranches of USD 46.0 million, USD 80.0 million and USD 78.0 million with maturities of five, seven and ten years respectively. The first tranche of USD 46.0 million has matured in May 2009.

In April 2009 Nutreco issued senior notes in a private placement in the United States of America for a total amount of USD 150.0 million. The senior notes consist of three tranches of USD 54.3 million, USD 37.2 million and USD 58.5 million with maturity in five, seven and ten years respectively. The proceeds of the private placement have been used to repay the USD 46.0 million tranche of the private placement which was issued in May 2004 and to repay part of the loans under the syndicated loan facility.

At 31 December 2009, the private placements amount to USD 308.0 million (2008: USD 204.0 million).

The financial covenants of the private placements are related to net senior debt compared to EBITDA and EBITDA compared to net financing costs. EBITDA and net financing costs are calculated on a 12-month rolling basis. Interest rates are fixed for the life of each of the five tranches. During 2009, Nutreco remained well within the financial covenants agreed upon with the private placements. Reference is made to capital risk management in note 27.

Cumulative preference shares 'A'

Prior to the Initial Public Offering in 1997, Nutreco issued cumulative preference shares 'A', which under IFRS classify as interest-bearing borrowings. Under the agreement between Nutreco and the holders of the cumulative preference shares 'A', the latter receive a fixed annual dividend of 6.66%, which will be reset in December 2010. At 31 December 2009, the 4,993,200 cumulative preference shares 'A' outstanding amount to EUR 54.5 million (2008: EUR 54.5 million).

Uncommitted facilities

In addition to the syndicated loan facility, the private placements and the cumulative preference shares, credit facilities of EUR 276.8 million (2008: EUR 291.0 million) are available to Nutreco.

Of the total facilities of EUR 1,095.1 million, an amount of EUR 455.5 million had been used as at year-end 2009 (2008: EUR 1,038.0 million and EUR 595.4 million, respectively). Reference is made to liquidity risk in note 27.

The average fixed interest rate on the interest-bearing borrowings is 6.60% as at 31 December 2009 (2008: 4.96%) and the average variable interest rate on the interest-bearing borrowings is 6.20% as at 31 December 2009 (2008: 3.85%). The interest rates of the major currencies are ranging from 4.53% to 8.22% (2008: 2.42% to 6.66%) depending on the currency of the interest-bearing borrowings. Reference is made to interest rate risk in note 27.

(EUR x million)	2009	2008
Interest-bearing borrowings (current)		
Bank overdrafts	31.6	76.5
Short-term loans	12.6	19.8
Current portion private placement	-	32.7
Amortisation refinancing costs	-2.7	-0.6
Total	**41.5**	**128.4**

Securities

All credit facilities are unsecured except for some stand-alone credit facilities of not fully-owned subsidiaries. Most of the credit facility agreements contain negative pledge and pari passu clauses. Several Group companies are jointly and severally liable for the amounts due to credit institutions.

(24) Employee benefits

Employee benefits

The components of the employee benefits for the financial year to 31 December 2009 and for the financial year to 31 December 2008 are shown in the following table:

(EUR x million)	**2009**	**2008**
Present value of funded obligations	115.4	92.8
Present value of unfunded obligations	2.9	3.1
Fair value of plan assets	-101.7	-87.4
Present value of net obligations	**16.6**	**8.5**
Unrecognised actuarial gains and losses	-10.1	-1.7
Recognised liability for defined benefit obligations	**6.5**	**6.8**
Liability for defined contribution obligations	1.5	1.3
Liability for long-term service obligations	3.8	2.7
Liability for wages and variable payments to be paid	31.2	18.7
Liability for untaken holidays	10.7	9.1
Total employee benefits	**53.7**	**38.6**
Non-current employee benefits	11.1	9.0
Current employee benefits	42.6	29.6

Expenses and income recognised in the income statement

(EUR x million)	2009	2008
Expenses recognised in the income statement		
Current service costs	1.7	2.3
Interest costs	5.9	6.6
Expected return on plan assets	-5.0	-6.5
Expenses related to defined benefit obligations	**2.6**	**2.4**
Expense related to defined contributions obligations	14.4	11.3
Expense arising from long-term service obligations	1.1	-
Expense arising from performance shares	3.0	3.1
Expense arising from employee share participation plan	0.2	0.2
Other expenses	**18.7**	**14.6**
Total expenses recognised in the income statement	**21.3**	**17.0**
Income recognised in the income statement		
Closing defined benefit obligations	-	-0.1
Total income recognised in the income statement	**-**	**-0.1**
Total expenses and income recognised in the income statement	**21.3**	**16.9**

The expenses and income are recognised in personnel cost in the income statement (see note 8).

The pension benefit of EUR 0.1 million in 2008 relates to the settlement gain in Belgium.

Nutreco expects EUR 2.3 million in contributions to be paid to post-employment benefit plans for the year ending 31 December 2010 (31 December 2009: EUR 2.2 million).

Defined benefit obligations

As at 31 December 2009, Nutreco has defined benefit plans in Belgium, Canada, France, Germany, Italy, the Netherlands, Norway and the United Kingdom.

				2009				2008
	Active	**Deferred**	**Pensioners**	**Total**	**Active**	**Deferred**	**Pensioners**	**Total**
Belgium	110	57	-	167	110	54	-	164
Canada	273	-	-	273	273	-	-	273
France	77	-	-	77	77	-	-	77
Germany	84	15	38	137	80	19	37	136
Italy	159	-	-	159	171	-	-	171
Netherlands	102	111	87	300	102	111	87	300
Norway	284	-	49	333	283	-	47	330
United Kingdom	-	322	109	431	-	322	109	431
Total	**1,089**	**505**	**283**	**1,877**	**1,096**	**506**	**280**	**1,882**

Plan assets related to defined benefit obligations

The plan assets consist of the following:

(EUR x million)		2009		2008
		%		%
Government bonds	44.9	44	40.6	46
Equity securities	30.8	30	25.2	29
Insurance	24.7	24	21.2	24
Real estate	1.3	2	0.4	1
	101.7	**100**	**87.4**	**100**

Movement in the present value of the defined benefit obligations

The funded status of the pension plans and the amounts recognised as a Company liability at 31 December 2009 and 31 December 2008 are as follows:

(EUR x million)	2009	2008
Present value of defined benefit obligations at 1 January	**95.9**	**127.8**
Current service costs	1.7	2.3
Interest costs	5.9	6.6
Contributions by plan participants	0.4	0.4
Actuarial gains and losses	11.5	-17.1
Exchange rate changes	7.6	-18.2
Benefits paid	-4.5	-5.3
Plan settlements	-0.2	-0.6
Present value of defined benefit obligations at 31 December	**118.3**	**95.9**

Movement in the fair value of plan assets related to defined benefit obligations

(EUR x million)	2009	2008
Fair value of plan assets at 1 January	**87.4**	**117.7**
Expected return on plan assets	5.0	6.5
Actuarial gains and losses	3.9	-17.3
Exchange rate changes	6.9	-16.9
Contributions by the employer	2.8	2.9
Contributions by plan participants	0.4	0.4
Benefits, expenses, taxes and premiums paid	-4.5	-5.3
Plan settlements	-0.2	-0.6
Fair value of plan assets at 31 December	**101.7**	**87.4**

The actual return on plan assets was EUR 8.9 million (2008: EUR -10.8 million).

The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based exclusively on historical returns, without adjustments.

Actuarial assumptions (in %)

	Discount rate		Long-term rate of return on assets		Salary increases		Inflation (RPI)	
	2009	2008	2009	2008	2009	2008	2009	2008
Germany	5.5	5.7	4.5	4.5	2.5	2.5	2.0	2.0
Italy	5.5	5.7	-	-	-	-	2.0	2.0
France	5.5	5.7	4.3	4.2	2.3	2.3	2.0	2.0
Belgium	5.5	5.7	6.5	6.6	3.5	3.5	2.0	2.0
UK	5.7	6.0	5.3	5.3	-	-	3.8	3.0
Norway	4.5	4.0	5.0	5.3	3.8	4.0	2.5	2.5
Canada	6.1	6.8	7.0	7.2	3.5	3.5	2.5	2.5
Netherlands	5.5	5.7	4.0	4.0	3.5	3.5	2.0	2.0
	5.7	**6.0**	**5.4**	**5.5**	**3.5**	**3.5**	**2.9**	**2.5**

Historical information of experience gains and losses

(EUR x million)	2009	2008	2007	2006	2005
Present value of defined benefit obligation	118.3	95.9	127.8	105.8	78.2
Fair value of plan assets	-101.7	87.4	-117.7	-80.1	-52.6
Deficit/(surplus)	**16.6**	**8.5**	**10.1**	**25.7**	**25.6**
Experience adjustments on plan liabilities	0.8	-6.3	-2.0	2.4	-
Experience adjustments on plan assets	3.9	-17.3	-2.7	1.2	-

The table below shows the impact of discount rates on the results:

(EUR x million)	Discount rate in %	Benefit obligation determined at		
		Discount rate used	Discount rate +0.5%	Discount rate -0.5%
Germany	5.5	3.1	2.9	3.2
Italy	5.5	2.3	2.1	2.4
France	5.5	0.6	0.6	0.6
Belgium	5.5	6.0	5.6	6.4
UK	5.7	48.8	44.3	53.9
Norway	4.5	5.7	5.3	6.1
Canada	6.1	31.1	28.3	34.2
Netherlands	5.5	20.7	19.5	22.1
		118.3	**108.6**	**128.9**

The majority of the pension obligations are a defined contribution obligation, so the impact of defined benefit obligations is limited.

Risks related to pension plans

Defined benefit plans

Nutreco has defined benefit plans in Belgium, Canada, France, Germany, Italy, the Netherlands, Norway and the United Kingdom. The plans cover approximately 1,877 (2008: 1,882) persons currently or previously employed within the Nutreco Group. These plans require detailed reporting and disclosure information for the financial statements.

The volatility of the financial markets requires Nutreco to closely monitor the development of the funded status of the defined benefit pension plans in order to forecast the financial consequences hereof and to take actions in time.

The 2010 estimated pension expense of EUR 3.3 million is higher than the 2009 pension expense of EUR 2.6 million, primarily due to increases in the expected 2010 pension expense for the UK plan. Due to changes in discount rate and indexation assumptions, the UK year-end defined benefit obligation at 31 December 2009 has increased resulting in unrecognised actuarial losses of EUR 12.1 million. Part of these losses will be recognised in the 2010 pension expense and is subject to the 10% amortisation corridor.

Defined contribution plans

In addition to defined benefit plans Nutreco is engaged in defined contribution agreements with local pension funds of which the Dutch Nutreco Pension Fund is the most important one. The fund covers approximately 4,000 persons currently employed by Nutreco.

Share-based payments

Options

The Company had a share option plan effective as of 11 March 1998 on the basis of which options were granted up to and including 2003. Each option entitled the holder to purchase an ordinary share of EUR 0.24 par value at the exercise price corresponding to the closing price quoted seven days after publication of the annual results. In effect from 2001, the Company made a few changes to the regulations pertaining to the options granted since 2001. The exercise period was extended from five to seven years. None of the Executive Board members has any options outstanding. The movements in options held by other employees are shown further in this section.

Performance shares 2006 – Interim long-term incentive plan

The proposal to put in place an interim long-term incentive plan for the Executive Board for the year 2006 was adopted at the Annual General Meeting of Shareholders of 18 May 2006. For the year 2006 performance shares were granted, subject to the following conditions: (i) a number of performance targets were agreed with the Supervisory Board relating to the finalisation of the 'Rebalancing for Growth' strategy and the development of a new strategy, (ii) vesting would be subject to continued employment for at least two years, (iii) a lockup applies for a period of five years from the date of vesting with an allowance to sell shares in order to satisfy taxes with regard to such shares and (iv) the shares would qualify for dividends over the year 2006 and following. At the Annual General Meeting of Shareholders of 2008, the Supervisory Board reported on the achievement of the different performance targets and informed the Annual General Meeting of Shareholders that it had resolved to the vesting of 70,000 performance shares granted to the Executive Board under the interim long-term incentive plan 2006 effective 18 May 2008. A five-year lockup restriction applies to these shares until 18 May 2013 with an allowance to sell shares to satisfy tax obligations resulting from the vesting of the performance shares. In accordance herewith, a total of 26,931 shares were sold. During the course of the year Mr J.B. Steinemann left the Company's Executive Board and is no longer employed by the Company. In accordance with the rules applying to long-term incentive plans, the lockup restriction applying to Mr J.B. Steinemann's shares has lapsed.

Long-term incentive plan 2007 and following

At the Annual General Meeting of Shareholders, a new long-term incentive plan for the year 2007 and beyond received the approval of the General Meeting of Shareholders on 26 April 2007. The long-term incentive plan (LTI Plan) is designed to enhance the binding between the Executive Board's remuneration and the implementation of the

Company's strategy over the longer term. The key terms of the approved LTI Plan applying as from 2007 are the following:

- On an annual basis, performance shares will be granted conditionally. The conditional grant will vest after a three-year performance period.
- The economic value at the moment of granting represents 85% (2008: 85%) of the base salary of the Chairman of the Executive Board, 80% (2008: 80%) of the base salary of the Chief Financial Officer and 50% of the base salary of the Executive Vice-Presidents, members of the Executive Board.
- The conditional grant will vest after a three-year performance period, subject to whether the Company achieves a pre-set level of Total Shareholder Return (TSR) relative to a peer group consisting of all companies listed on the NYSE Euronext Amsterdam AEX, AMX and AScX segments.
- No vesting takes place if the TSR achieved during the three-year vesting period is below the median position of the peer group. Vesting of 50% of the grant when the Company's TSR is at the median position, linearly up to a maximum of 150% of the grant if the Company achieves the number one position within the peer group.
- A lockup will be effective for a period of two years after vesting, with an allowance to sell shares as from vesting to satisfy taxes due.
- Participants of the plan are entitled to dividends each year, starting 2007.

The number of performance shares conditionally awarded to the Executive Board which can only be vested when performance targets are met amounted to 103,900 (2008: 50,000), of which shares granted to Mr W. Dekker amounted to 32,000 (2008: 21,000), to Mr J.B. Steinemann and Mr C.J.M. van Rijn to 22,000 (2008: 14,500). Each of the Executive Vice-Presidents was granted 9,300 performance shares. In addition, a total of 112,400 (2008: 85,700) performance shares were awarded to a number of senior executives of the Group.

The performance shares for senior executives of the Group were subject to similar terms and conditions as those applying to the Executive Board with as main difference that no lockup period applies.

In 2009 it was decided that the lockup period for the non-Executive Board members will be abandoned, it was also decided that for the calculation of the TSR performance versus the peer group for non-Executive Board members for the year 2007 and 2008 another method would be used than for Executive Board members. This will result in a vesting percentage of the grant of 2007 per 1 April 2010 of 82.26% for Executive Board members and 91.67% for the other participants.

Movements in LTI shares of the members of the Executive Board

The movements in the number of LTI performance shares outstanding of the members of the Executive Board can be summarised as follows:

		Vesting	Expiration – restricted until	As of 1 January 2009	Granted	As of 31 December 2009		
						To be vested	Restricted	Free available
W. Dekker								
2004/2005	1	Early vesting April 2006	2011				38,500	
2006	2	2008	2013				20,166	
2007	3	2010	2012	19,643		19,643		
2008	3	2011	2013	21,000		21,000		
2009	3	2012	2014		32,000	32,000		
C.J.M. van Rijn								
2004/2005	1	Early vesting April 2006	2011				25,665	
2006	2	2008	2013				9,335	
2007	3	2010	2012	13,995		13,995		
2008	3	2011	2013	14,500		14,500		
2009	3	2012	2014		22,000	22,000		
K. Nesse								
2007	3	2010	2012	3,500		3,500		
2008	3	2011	2013	3,900		3,900		
2009	3	2012	2014		9,300	9,300		
F.J. Tielens								
2009	3	2012	2014		9,300	9,300		
J.A. Vergeer								
2007	3	2010	2012	3,500		3,500		
2008	3	2011	2013	3,900		3,900		
2009	3	2012	2014		9,300	9,300		
J.B. Steinemann								
2004/2005	4	Early vesting April 2006						33,315
2006	4	2008 until 2013						13,568
2007	5	2010		13,995		11,658		
2008	5	2011		14,500		7,250		
2009	6	2012			22,000	3,652		

1) Vesting of the performance shares 2004/2005 took place in 2006. Shares are restricted until 6 March 2011. Shares are entitled to dividend and the dividend is freely available.
2) As performance targets were met, vesting of the 2006 performance shares took place in 2008, and the shares are restricted until 2013. Shares are entitled to dividend and the dividend is freely available.
3) If performance targets are met, vesting of the 2007, 2008 and 2009 performance shares will take place on resp. 1 April 2010, 2011 and 2012, after which the shares are restricted resp. until 1 April 2012, 2013 and 2014. The shares are entitled to dividend and the dividend is restricted resp. until 1 April 2010, 2011 and 2012.
4) As Mr J.B. Steinemann left the Company on 30 June 2009, the shares are no longer restricted.
5) If performance targets are met, vesting of the 2007 and 2008 performance shares will take place on resp. 1 April 2010 and 2011.
As Mr J.B. Steinemann left the Company on 30 June 2009, pro rata vesting will take place. After the vesting no restriction is applicable.
6) If performance targets are met, vesting of the 2007 performance shares will take place on 1 April 2012. As Mr J.B. Steinemann left the Company on 30 June 2009, no restriction is applicable after vesting.

As part of the severance agreement with Mr J.B. Steinemann, it was agreed that for the performance shares granted in 2007, 2008 and 2009 article 9.3 of the Performance Share Plan Regulations applies, which means that the number of performance shares that vest shall be decreased proportionally for months Mr J.B. Steinemann is not employed with the Company during the respective performance periods for these grants. The provision of article 12.2 of the Performance Share Plan Regulations applies accordingly, which means that the lockup period lapsed on the date of termination of the employment of Mr J.B. Steinemann.

Movements in the options of other (former) employees

The movements in the options of other (former) employees may be summarised as follows:

	Granted	Expiration	As of 1 January 2009	Exercised	Lapsed	As of 31 December 2009	Exercise price (EUR)
	2002	2009	9,125		9,125	-	35.93
	2003	2010	10,300	2,700		7,600	12.23
Total outstanding			**19,425**			**7,600**	

All of the 7,600 outstanding options were exercisable. Options exercised in 2009 resulted in 2,700 shares being delivered out of the own shares held in treasury.

Performance conversion plan

A performance conversion plan was introduced in 2007 for a limited group of senior executives. Under the terms of the plan, the eligible managers, with the exclusion of the members of the Executive Board, are entitled, but not obliged, to invest part of the proceeds of the variable payment which is awarded to them (if any) in shares of the Company. After a three-year period, the Company will match the eligible managers' investment in a ratio ranging from a guaranteed 25% linearly up to a maximum of 300% depending on the Company's TSR performance over the three-year period. In 2009 it was decided that there is no lockup period for these shares.

For the three years ending with the year under review, the independent consultant calculated a matching percentage of 139.58%.

In the year under review, 51 participants (2008: 53) invested in a total of 11,994 (2008: 9,365) shares.

Employee share participation scheme

On 15 March 1999, the Company introduced an employee share participation scheme. Each year, the Supervisory Board decides whether the Company's performance allows execution of the employee share participation scheme. In any year in which the employee share participation scheme is allowed, each employee of a Nutreco company is granted the opportunity to buy Nutreco shares up to a maximum of EUR 1,800 during a defined period. Everyone who subscribes also receives additional shares of 25% (or less, depending on restrictions imposed by national legislation for certain foreign staff) on the subscription. Conditions may change from one year to another. The purchase price per share equals the closing market price 21 days after publication of the annual results. The shares bought under the employee share participation scheme are put in a stock deposit during a period of three years. During this period, these shares cannot be sold or transferred.

In 2009, the Supervisory Board decided that the 2008 results of the Company allowed the execution of the employee share participation scheme. Under this plan, employees bought 35,919 shares during 2009 (2008: 17,218).

Remuneration of members of the Executive Board and of the Supervisory Board

Remuneration for the members of the Executive Board

(EUR)	Salary costs	Variable payments	Pension costs	Total 2009	Total 2008
W. Dekker	601,288	406,695	131,353	1,139,336	1,178,399
K. Nesse*	169,303	68,475	13,869	251,647	-
C.J.M. van Rijn	443,984	248,829	136,420	829,233	817,892
F.J. Tielens*	175,362	68,475	19,095	262,932	-
J.A. Vergeer*	173,493	68,475	22,830	264,798	-
J.B. Steinemann**	984,152	-	62,546	1,046,698	793,294
	2,547,582	**860,949**	**386,113**	**3,794,644**	**2,789,585**

* The figures relate to the period 1 July 2009 – 31 December 2009.

** The figure relates to the period 1 January 2009 – 30 June 2009 and is including a severance payment of EUR 772,000.

Other remuneration

The table below summarises the income statement charges for performance shares 2008 and 2009:

(EUR)	2009	2008
W. Dekker	488,426	556,719
K. Nesse	53,200	-
C.J.M. van Rijn	340,477	382,637
F.J. Tielens	23,498	-
J.A. Vergeer	53,200	-
J.B. Steinemann	173,156	382,637
	1,131,957	**1,321,993**

Remuneration for the members of the Supervisory Board

(EUR)	Board remuneration	Committee remuneration	Total 2009	Total 2008
R. Zwartendijk	55,000	5,000	60,000	60,000
J.M. de Jong	43,000	7,500	50,500	50,500
L.J.A.M. Ligthart****	21,500	11,000	32,500	65,000
Y. Barbieux	43,000	7,500	50,500	48,000
J.A.J. Vink	43,000	10,000	53,000	50,500
R.J. Frohn***	32,250	7,500	39,750	-
A. Puri***	32,250	3,750	36,000	-
	270,000	**52,250**	**322,250**	**274,000**

*** The figures relate to the period 21 April 2009 – 31 December 2009.

**** The figure relates to the period 1 January 2009 – 21 April 2009.

Shares owned by the Executive Board and Supervisory Board

Members of the Executive Board are shareholders of the Company.

As at 31 December 2009, the members of the Executive Board jointly held 427 ordinary shares (2008: 141 shares), which were held by Mr C.J.M. van Rijn (CFO). No restrictions apply to these shares. Following the departure of J.B. Steinemann on 30 June 2009, shares held by Mr J.B. Steinemann, whether restricted or freely available, are no longer reported as per 31 December 2009.

In addition, the CEO and the CFO held 64,165 shares resulting from the long-term incentive programmes 2004 and 2005, for which a lockup restriction applies until 2011. From these shares 38,500 shares were held by Mr W. Dekker and 25,665 shares by Mr C.J.M. van Rijn. The dividend to these shares is freely available.

In addition, the CEO and the CFO held 29,501 shares resulting from the long-term incentive programme 2006, for which a five-year lockup restriction applies. From these shares 20,166 shares were held by Mr W. Dekker and 9,335 shares by Mr C.J.M. van Rijn. The dividend to these shares is freely available. Furthermore, Mr C.J.M. van Rijn held 191 shares resulting from the Employee Share Participation Scheme with a three-year lockup period.

The Executive Board members have also been conditionally granted 165,838 performance shares under the 2007, 2008 and 2009 long-term incentive programmes of which 72,643 performance shares were held by Mr W. Dekker, 50,495 performance shares by Mr C.J.M. van Rijn, 16,700 performance shares by Mr K. Nesse, 9,300 performance shares, by Mr F. Tielens and 16,700 performance shares by Mr J. Vergeer.

One Supervisory Board member, Mr Y. Barbieux, held 504 ordinary shares (2008: 466 shares).

For the movement in stock options and performance shares held by the Executive Board and other managerial staff, please see pages 138-139 of the consolidated financial statements.

(25) Provisions

The changes can be specified as follows:

(EUR x million)	Restructuring	Claims	Guarantees	Total
As at 1 January 2009	**8.5**	**3.5**	**0.2**	**12.2**
Additions charged	11.8	9.8	-	21.6
Release[1]	-1.1	-0.4	-	-1.5
Utilised	-12.2	-1.7	-0.1	-14.0
Effect of movement in foreign exchange	-0.1	-	-	-0.1
As at 31 December 2009	**6.9**	**11.2**	**0.1**	**18.2**
Non-current	1.6	1.9	0.1	3.6
Current	5.3	9.3	-	14.6

1 The release of the provisions is recorded in other operating income (note 7).

Restructuring

Provisions for restructuring include costs related to certain compensation to staff and costs which are directly associated with plans to execute specific activities and closing down of facilities. For all restructurings a detailed plan exists and the implementation of the plan has started or the plan has been announced before the balance sheet date.

The 2009 additions charged of EUR 11.8 million mainly relate to the animal nutrition activities in Canada and the acquired business activities in Spain. An amount of EUR 9.8 million is recognised as personnel costs and the remaining part of

EUR 2.0 million is recognised as other operating expenses in the income statement.

In 2008 mainly as a consequence of the restructuring of compound feed activities in South and West Europe and premix and specialty feed activities in Italy an amount of EUR 6.3 million was recognised as other operational expenses in the income statement.

Claims

A number of claims are pending against the Group. These claims were issued by suppliers, customers, former employees and consumers. Part of these claims was provided for in previous years.

While the outcome of these disputes cannot be predicted with certainty, management believes that, based upon legal advice and information received, the final decision will not materially affect the consolidated position of Nutreco. To the extent management has been able to estimate the expected outcome of these claims, a provision has been recorded as at 31 December 2009.

The major part of the provision for claims as at 31 December 2009 consists of exposures from several customers of Nutreco which relate to discussions about past supplies.

Most claims are expected to be completed within two years from the balance sheet date.

Guarantees

The provision for guarantees as at 31 December 2009 relates to bank guarantees issued by Nutreco for loans made by third parties to Group customers.

(26) Trade and other payables

(EUR x million)	**2009**	**2008**[1]
Trade creditors – third parties	526.5	577.6
Taxes and social security contributions	20.4	15.6
Other liabilities	53.4	59.9
Deferred income and accrued expenses	189.1	167.5
Fair value foreign exchange derivatives	8.3	6.4
Fair value cross-currency derivatives	14.7	-
Fair value interest rate derivatives	13.8	14.1
Fair value commodity derivatives	-	11.2
Total	**826.2**	**852.3**

1 2008 figures are restated for comparison reasons

The exposure of Nutreco to currency and liquidity risk related to trade and other payables is disclosed in note 27.

In 2009, trade and other payables decreased by EUR 26.1 million of which EUR 29.2 million is due to the acquisitions completed in 2009 and EUR 0.4 million relates to the divestment of Integra. This results in a decrease before acquisitions and divestments of EUR 54.9 million.

Trade creditor days 2009 are 81 days (2008: 73 days).

The amount of trade creditors decreased due to lower raw material prices in comparison to 2008. Payment terms of trade creditors increased due to a company-wide working capital program as well as increased utilisation of supply chain finance solutions. Nutreco notices an increasing number of suppliers that sell, factor or confirm their trade receivables on Nutreco companies, which enables these suppliers to maintain or extend the payment terms. As of 31 December 2009, Nutreco was aware of EUR 135.6 million (2008: EUR 144.3 million) usage of such solutions within Fish Feed and the Spanish business activities.

The fair value commodity derivatives has decreased to EUR 0.0 million (2008: EUR 11.2 million) due to the significant lower usage of commodity derivatives in the segment Compound Feed Europe.

(27) Financial instruments and risk management

Treasury risk management

The Group is exposed to a variety of financial risks, such as foreign currency risk, interest rate risk, credit risk, liquidity risk and capital risk. These risks are inherent to the way the Group operates as a multinational with a large number of local operating companies. The Company's overall risk management policy is to identify, assess, and if necessary mitigate these financial risks in order to minimise potential adverse effects on the financial performance. The treasury risk management policy includes the use of derivative financial instruments to hedge certain exposures. The Executive Board is ultimately responsible for risk management. Financial risk management is, except for commodities risk and credit risk of non-financial counterparties, carried out by Group Treasury in line with clearly formalised treasury risk management policies.

Group Treasury identifies, evaluates and hedges financial risks at corporate level, and monitors compliance with the treasury risk management policies within the Group. Nutreco has a Risk Management Advisory Board that advises the Executive Board on financial risk management.

The capitalisation and funding of subsidiaries is a joint responsibility of Group Treasury and Group Tax, whereas the combination of equity and short-term inter-company loans is mostly used as financing structure. Decisions regarding the debt to equity ratio are based on various aspects including minimum regulatory requirements and the flexibility to change the structure. Except for dividend withholding tax in some countries and the currency control restrictions in Venezuela, the Group has no restrictions in paying inter-company cash dividends or in repaying inter-company loans.

The operating companies are responsible for identifying and managing financial risks, especially in relation to transactions in foreign currencies, commodities as well as credit risk for non-financial counterparties.

Within the boundaries set in the treasury risk management policy, the operating companies execute appropriate foreign currency risk management activities. Nutreco does not allow for extensive treasury operations to be executed by operating companies with external parties. To the extent possible, derivative financial transactions are executed through Group Treasury.

Group Treasury is responsible for reporting to the Executive Board on the Group's exposures to a number of financial risks, including liquidity, foreign exchange, interest rate and credit risk on financial counterparties.

Financial instruments by class and by categories

Financial assets 31 December 2009

(EUR x million)	Note	Loans and receivables	Assets at fair value through profit or loss	Derivatives used for hedging	Held to maturity	Available for sale	Carrying amount	Fair value
Equity securities	16	-	-	-	-	3.8	3.8	3.8
Debt securities	16	-	-	-	39.6	-	39.6	39.6
Trade receivables	20	540.8	-	-	-	-	540.8	540.8
Other receivables	20	60.5	-	-	-	-	60.5	60.5
Fair value foreign exchange derivatives	20	-	3.2	0.9	-	-	4.1	4.1
Fair value cross-currency interest rate derivatives	20	-	-	0.5	-	-	0.5	0.5
Fair value commodity derivatives	20	-	-	0.1	-	-	0.1	0.1
Cash and cash equivalents	21	232.6	-	-	-	-	232.6	232.6
Total		**833.9**	**3.2**	**1.5**	**39.6**	**3.8**	**882.0**	**882.0**

Financial liabilities 31 December 2009

(EUR x million)	Note	Liabilities at fair value through profit or loss	Derivatives used for hedging	Other financial liabilities	Carrying amount	Fair value
Interest-bearing borrowings (non-current)	23	-25.5	-	-388.5	-414.0	-432.4
Interest-bearing borrowings (current)	23	-	-	-41.5	-41.5	-41.5
Trade payables	26	-	-	-526.5	-526.5	-526.5
Other payables	26	-	-	-73.8	-73.8	-73.8
Fair value foreign exchange derivatives	26	-2.1	-6.2	-	-8.3	-8.3
Fair value cross-currency derivatives	26	-	-14.7	-	-14.7	-14.7
Fair value interest rate derivatives	26	-	-13.8	-	-13.8	-13.8
Total		**-27.6**	**-34.7**	**-1,030.3**	**-1,092.6**	**-1,111.0**

Financial assets 31 December 2008

(EUR x million)	Note	Loans and receivables	Assets at fair value through profit or loss	Derivatives used for hedging	Held to maturity	Available for sale	Carrying amount	Fair value
Equity securities	16	-	-	-	-	3.9	3.9	3.9
Debt securities	16	-	-	-	31.9	-	31.9	31.9
Trade receivables	20	601.7	-	-	-	-	601.7	601.7
Other receivables	20	80.4	-	-	-	-	80.4	80.4
Fair value foreign exchange derivatives	20	-	7.4	6.1	-	-	13.5	13.5
Fair value cross-currency interest rate derivatives	20	-	-	9.7	-	-	9.7	9.7
Fair value interest rate derivatives	20	-	-	0.3	-		0.3	0.3
Fair value commodity derivatives	20	-	-	16.2	-	-	16.2	16.2
Cash and cash equivalents	21	228.3	-	-	-	-	228.3	228.3
Total		**910.4**	**7.4**	**32.3**	**31.9**	**3.9**	**985.9**	**985.9**

Financial liabilities 31 December 2008

(EUR x million)	Note	Liabilities at fair value through profit or loss	Derivatives used for hedging	Other financial liabilities	Carrying amount	Fair value
Interest-bearing borrowings (non-current)	23	-	-	-467.0	-467.0	-467.0
Interest-bearing borrowings (current)	23	-	-	-128.4	-128.4	-128.4
Trade payables	26	-	-	-577.6	-577.6	-577.6
Other payables	26	-	-	-75.5	-75.5	-75.5
Fair value foreign exchange derivatives	26	-4.9	-1.5	-	-6.4	-6.4
Fair value interest rate derivatives	26	-	-14.1	-	-14.1	-14.1
Fair value commodity derivatives	26	-	-11.2	-	-11.2	-11.2
Total		**-4.9**	**-26.8**	**-1,248.5**	**-1,280.2**	**-1,280.2**

The following methods and assumptions were used to estimate the fair value of financial instruments:

Equity securities

Equity securities consist of Nutreco's participation in several companies in which Nutreco does not have control or significant influence. The financial statements of the other investments for the financial year 2009 have not been approved and received before publication of the Nutreco results. As the fair value can therefore not be measured reliably, the participations are valued at cost. However, based on the figures for the financial year 2008, no large difference is expected between cost value and fair value.

Debt securities

For investments in debt securities, fair value is based upon the current market rates.

Cash and cash equivalents, trade and other receivables, trade and other payables

The carrying amounts approximate fair value because of the short maturity of those instruments.

Interest-bearing borrowings (current and non-current)

The fair value is estimated on the basis of discounted cash flow analyses, including interest for the current year, based upon Nutreco's incremental borrowing rates for similar types of borrowing arrangements and interest rate contracts with comparable terms and maturities.

Fair value foreign exchange contracts, interest rate swaps and cross-currency interest rate derivatives

The fair value calculation of the foreign exchange contracts, interest rate swaps and cross-currency interest rate derivatives is based on the discounted cash flow method of future cash flows. The discounted calculation is based on actual market foreign exchange rates and actual market interest rates on reporting date.

Credit risk

Credit risk represents the accounting loss that would have to be recognised on the reporting date if other counterparties fail to perform as contracted. To reduce credit risk, Nutreco performs ongoing credit analysis of the financial condition of its counterparts, including creditworthiness and liquidity. As a consequence of the credit crisis and to the extent possible, special attention is paid to the liquidity of other parties such as banks, insurance companies, customer as well as strategic suppliers.

The international growth of premixes and specialty feed and fish feed for other fish species has resulted in a wider and international spread of customers but affected the credit risk for emerging markets. The risk profile of Nutreco's customers differs per business segment:

- Premix and Feed Specialties: has, due to the geographical presence, a widely spread portfolio of customers in all continents.
- Compound Feed Europe and Animal Nutrition Canada: the activities in Europe, the USA and Canada regarding this segment have a widely spread portfolio of customers.
- Fish Feed: as a consequence of the further concentration in the salmon farming industry, Nutreco observes a concentration of risk, which has been partly mitigated by credit insurance.
- Meat and Other: the Spanish customers of meat activities are reputable food and retail suppliers.

The outstanding amounts of Nutreco's largest customers Mercadona and Marine Harvest together account for less than 10% of the total outstanding amount as per 31 December 2009.

In 2003 and 2004, Nutreco has granted subordinated loans to the Dutch Nutreco Pension Fund for a total amount of EUR 12.1 million (2008: EUR 12.1 million). The solvency of the Dutch Nutreco Pension Fund has been impacted by the worldwide financial crisis, but has improved during 2009. The Dutch Nutreco Pension Fund does not have a short-term liquidity risk.

At balance sheet date a loan of EUR 13.0 million relates to Euribrid, a former investment of Nutreco divested in 2007. An interest of 5% is being charged by Nutreco. The nominal value of this loan amounts to EUR 13.6 million (2008: EUR

21.6 million) and has been discounted with a rate of 8.0%, resulting in the above amount of EUR 13.0 million (2008: EUR 19.9 million). This loan is subordinated and has been accounted for under other investments for an amount of EUR 12.3 million (2008: EUR 15.3 million) and under trade and other receivables for EUR 0.7 million (2008: EUR 4.6 million).

Nutreco has an exposure to banks created by the usage of cash investments and derivative financial instruments. The exposure created by cash investments equals the notional amount; the exposure created by the derivative financial instruments equals the fair value of these instruments.

Nutreco has an exposure to reputable banks that have a sufficient credit rating. Due to the credit crisis, banks are carefully monitored and credit limits are (temporarily) reduced in the event of uncertainty. Cash and cash deposits and derivative financial instruments are held with banks with a credit rating of at least A+ (Standard & Poor's). The maturity of the exposure is, except for interest rate derivatives, short-term and spread over various banks to reduce the counterparty risk. Nutreco is exposed to credit losses in the event of non-performance by other parties to derivative financial instruments but, given the credit ratings, management does not expect this to happen. Provisions are recognised when necessary.

The maximum amount of credit risk of all financial assets is EUR 882.0 million (2008: EUR 985.9 million).

Rating cash, bank and derivatives

(EUR x million)	**2009**	**2008**
Cash at bank and short-term bank deposits		
AAA	3.8	19.2
AA+	23.8	1.9
AA	25.8	17.3
AA-	36.4	162.2
A+	112.7	-
Not classified	30.1	27.7
	232.6	**228.3**

All derivative financial instruments are concluded with counterparties that have a credit rating of at least A+.

Aging of trade and other receivables

(EUR x million)		**2009**		**2008**
	Amount	**Impairment**	**Amount**	**Impairment**
Before due date	519.5	10.9	581.9	11.5
0 < 3 months after due date	78.4	7.8	128.4	6.7
3 < 6 months after due date	17.2	3.9	28.3	7.0
6 months and longer after due date	48.9	35.4	42.0	33.6
Trade and other receivables	**664.0**	**58.0**	**780.6**	**58.8**

Movement in the impairment of trade and other debtors

(EUR x million)	2009	2008
At 1 January	**58.8**	**49.2**
Additions	18.6	23.2
Release	-9.3	-3.1
Utilised during the year	-6.7	-9.5
Unwind of discount	-	0.6
Acquisitions through business combinations	-	1.0
Transfer to other investment – debt securities	-3.1	-
Effect of movement in foreign exchange	-0.3	-2.6
At 31 December	**58.0**	**58.8**

Interest rate risk

Nutreco is partly financed with interest-bearing borrowings in order to obtain an optimal capital structure. The specification of the total interest-bearing borrowings is disclosed in note 23. It is Nutreco's long-term policy to manage its interest rate risk exposure by fixing 50-70% of interest rates of interest-bearing borrowings. Nutreco has agreed fixed interest rates for the cumulative preference shares and the private placements. In addition and in order to achieve a mix of fixed and floating rate exposure in accordance with Nutreco's policy, part of the floating syndicated loan has been fixed with interest rate swaps. Any short-term debt is at floating interest rates, resulting in a cash flow interest rate risk. The interest rate risk is measured on the mix of fixed and floating debt including the effects of derivative financial instruments.

In 2004, Nutreco has agreed fixed interest rates for an amount of USD 158.0 million of the private placement, for periods of seven and ten years. The private placement also included a tranche of USD 46.0 million for a period of five years which has been repaid in 2009.

Two cross-currency interest rate swaps, with a fixed interest, have been contracted to swap interest and future repayment liabilities of USD 53.7 million to NOK and USD 60.4 million to CAD, which terminate in 2011 and 2014 respectively.

In April 2009, Nutreco issued senior notes in a private placement in the United States of America for a total amount of USD 150.0 million. The senior notes consist of three tranches for USD 54.3 million, USD 37.2 million and USD 58.5 million which mature in five, seven and ten years respectively. Cross-currency interest rate swaps, with a fixed interest, have been contracted to swap interest and future repayment liabilities of USD 54.3 million to CAD, which terminate in 2014. In addition, the fixed rate of USD 37.2 million of the private placement has been swapped to floating by means of fixed-to-floating interest rate swaps that mature in 2016.

Part of the interest rate risk of the syndicated loan has been hedged by two floating-to-fixed interest rate swaps of CAD 150.0 million and EUR 50.0 million, which mature in 2012 and 2013 respectively.

With the cumulative preference shares, the private placements and these derivative financial instruments, 81% of the interest on Nutreco's interest-bearing borrowings (non-current) has been fixed (82% as at 31 December 2008). The increasing effect of the additional fixed rated private placement (USD 150.0 million) and lower average interest-bearing borrowings have been offset by the unwinding of two floating-to-fixed interest rate swaps of CAD 125.0 million and by swapping USD 37.2 million of the private placement to floating interest.

The average fixed interest rate on the interest-bearing borrowings as at 31 December 2009 is 6.60% (2008: 4.96%) and the average variable interest rate on the interest-bearing borrowings as at 31 December 2009 is 6.20% (2008: 3.85%). The interest rates of the major currencies are ranging from 4.53% to 8.22% (2008: 2.42% to 6.66%) depending on the currency of the interest-bearing borrowing.

Mainly as a consequence of the issuance of the private placement and a lower average net debt due to a very strong operating cash flow, the relative share of fixed rate interest-bearing borrowings is 81%, exceeding the objective of 70%.

The cash and cash equivalents have been placed out on short-term deposits or bank accounts with floating interest.

Sensitivity analysis

At balance sheet date EUR 80.3 million (2008: EUR 91.2 million) of interest-bearing borrowings (non-current) is exposed to interest rate fluctuations. The exposure on the sum of interest-bearing borrowings (current) and cash and cash equivalents amounts to EUR 191.1 million net cash (2008: EUR 99.9 million net cash) at year-end.

An increase of 100 basis points of all floating interest rates at reporting date would have decreased the net financing costs in the income statement by EUR 1.1 million (2008: EUR 0.1 million decreased). A decrease of 100 basis points in interest rates at 31 December 2009 would have had the equal but opposite effect. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. In 2008, most relevant reference rates have decreased whereas credit margins have increased.

(EUR x million)	Impact of 100 basis points increase of interest rates	
	2009	**2008**
Exposed interest-bearing borrowings (non-current)	-0.8	-0.9
Exposed interest-bearing borrowings (current) and cash and cash equivalents	1.9	1.0

An increase of 100 basis points of all floating interest rates at reporting date would have increased the fair value of the outstanding interest rate swaps by EUR 7.0 million per 31 December 2009. As consequence of applying cash flow hedge accounting for the interest rate swaps this amount would increase the hedging reserve in equity.

Reprising analysis

The following graph shows the reprising calendar for non-current interest-bearing borrowings (including current portion) as recognised at the balance sheet date:



140
120
100
80
60
40
20
0
(EUR million)
124
80
54 55
57
98
87
49
50
91
84
44
41
2009
2008
< 1
1-2y
2-3y
3-4y
4-5y
5-6y
6-7y
7-8y

Foreign currency transaction risk

Foreign currency transaction risks within Nutreco mostly relate to the purchase of raw materials. In Animal Nutrition Canada, Compound Feed Europe and Fish Feed, price changes as a result of foreign currency movements generally can be passed through to customers. Additionally, in some markets, sales contracts include price clauses to cover foreign currency movements. The possibility and time to pass foreign currency movements through to customers vary per market. These possibilities are regularly assessed and currency movements are only passed through when a structural change has occurred.

Nutreco's foreign currency transaction exposure is determined by foreign currency movements that are not likely to be passed through to customers. This foreign currency exposure is managed by means of derivative financial instruments like forward foreign exchange contracts and swaps as well as short-term bank balances in foreign currencies. Consistent with the average pass-through period, the average maturity of derivative financial instruments is three months, generally with a maximum of 12 months.

Per 31 December 2009, foreign currency transactions risks for trade receivables mainly comprise the currencies euro and US dollar for respectively EUR 11.9 million (2008: EUR 5.6 million) and EUR 9.0 million (2008: EUR 14.7 million). The foreign currency transaction risks for trade payables are, depending on the functional currency of an operating company, in the currencies euro and US dollar for respectively EUR 100.9 million (2008: EUR 22.8 million) and EUR 48.1 million (2008: EUR 97.6 million).

Nutreco's risk management policy describes that recognised exposures of operating companies, mainly consisting of working capital and monetary items in non-functional currencies, are generally fully hedged. These exposures are internalised as much as possible and only the remaining exposure is hedged using derivative financial instruments. The monthly revaluation of recognised items and the revaluation of the related derivative financial instruments are, according to the fair value accounting principles, reported in the gross margin of operating companies.

Unrecognised exposures, like highly probable forecasted payments and receipts in non-functional currencies in the coming three months, are hedged on the basis of pass-through possibilities and probability of occurrence. These exposures are internalised as much as possible and only the remaining exposure is hedged using derivative financial instruments. These are mainly used in cash flow hedge relationships.

The impact of unhedged transactions and balances in foreign currencies resulted in a loss of EUR 2.1 million in 2009 (2008: EUR 7.4 million losses).

The revaluation of derivative financial instruments for which hedge accounting is applied is reported, for the effective part, in equity and recognised in the income statement at when the hedged transaction is recognised in profit or loss. At 31 December 2009, derivative financial instruments with a fair value of EUR 0.0 million (2008: EUR 0.3 million negative) are reported in the hedging reserve, as part of equity.

Operating companies monthly report recognised and unrecognised exposures as well as the related derivative financial instruments to Group Treasury. This report is used to determine compliance with the treasury risk management policy and to determine the need for additional hedging transactions.

Group Treasury is the counterparty for internal derivative financial instruments of the operating companies resulting in a foreign currency exposure for Group Treasury which is, together with the exposure from corporate transactions, hedged with external derivative financial instruments. The revaluation of corporate monetary items, internal and external derivative financial instruments is reported separately as part of net financing costs for as far as not recognised in equity. In 2009, the foreign currency exposure of Nutreco Corporate resulted in a positive foreign currency effect of EUR 0.8 million (2008: EUR 0.6 million).

On 31 December 2009, the notional amount of outstanding foreign exchange derivative financial instruments related to transaction risk totalled EUR 163.9 million (2008: EUR 202.3 million), mainly relating to USD, NOK and CAD. The net fair value of the outstanding foreign exchange derivative financial instruments related to transaction risk hedging amounted to EUR 0.5 million (2008: EUR 3.2 million).

Foreign currency translation risk

Nutreco is exposed to foreign currency translation risks of investments in foreign operations, including long-term loans to foreign subsidiaries, and the net income of these foreign operations. Nutreco aims to minimise any direct impact in its comprehensive income statement as a consequence of foreign currency risk related to net investments. The objective is to restrict the annual and cumulative impact in its equity as a consequence of foreign currency risk related to net investments.

To mitigate the foreign currency exposure of foreign operations, the currency of Nutreco's external funding is matched with the required financing of foreign operations, either directly by external foreign currency interest-bearing borrowings or by derivative financial instruments as foreign exchange swaps and cross-currency interest rate swaps.

The translation exposure is measured on currency limits, a portfolio limit and the investment limit for specific net investments. The currency limit is defined as the maximum exposure to a certain foreign currency as a percentage of the capital invested in that foreign currency. The risk that the total value of the net investments changes significantly in a year is managed by a portfolio limit. The probability of a significant change is calculated by the weighted exposure per currency and the volatility per currency.

Nutreco measures the translation exposure by the total amount of the capital invested per foreign currency reduced by the amount of net investment hedges in the same foreign currency.

At balance sheet date EUR 327.2 million (2008: EUR 349.9 million) of interest-bearing borrowings in foreign currencies, including the effect of CAD/USD (EUR 86.0 million) and NOK/USD (EUR 45.2 million) cross-currency interest rate swaps, are effectively used as net investment hedge for investments in CAD and NOK. Revaluation of these interest-bearing borrowings and related cross-currency interest rate swaps is recognised in the translation reserve.

In addition, Nutreco has used foreign exchange swaps, to further reduce the exposure to translation risks of shareholders' equity of foreign Group companies or non-consolidated companies. On 31 December 2009, the notional amount of outstanding foreign exchange derivative financial instruments related to translation risk totalled EUR 226.8 million (2008: EUR 105.7 million), mainly relating to AUD, MXN, GBP, NOK and CAD. The increase compared to 2008 mainly relates to hedging net investments in CAD with derivative financial instruments instead of financial liabilities. The net fair value of the outstanding foreign exchange derivative financial instruments related to translation risk amounted to EUR 4.6 million (2008: EUR 4.0 million).

Translation exposure for the main foreign currencies 2009

(EUR x million)	Capital invested as at 31 December 2009	Net investment hedge as at 31 December 2009	Exposure as at 31 December 2009	Capital invested as at 31 December 2008	Net investment hedge as at 31 December 2008	Exposure as at 31 December 2008
AUD	34.7	21.8	12.9	25.1	17.2	7.9
CAD	350.8	296.5	54.3	303.7	273.6	30.1
GBP	39.6	23.3	16.3	32.8	21.4	11.4
NOK	126.4	69.2	57.2	92.0	63.4	28.6
USD	128.0	96.9	31.1	120.1	70.9	49.2

Sensitivity analysis

A 10% strengthening of the main foreign currencies, as listed in the table below, against the euro at reporting date would have increased equity by EUR 17.0 million (2008: EUR 12.7 million). A 10% weakening of these same main foreign currencies against the euro at reporting date would have had the equal but opposite effect. This analysis assumes that all other variables, in particular interest rates, remain constant.

(EUR x million)	Impact of 10% strengthening of foreign currencies 2009	2008
AUD	1.3	0.8
CAD	5.4	3.0
GBP	1.6	1.1
NOK	5.7	2.9
USD	3.1	4.9

Liquidity risk

The primary objective of liquidity management is providing sufficient cash and cash equivalents at all times to enable Nutreco to meet its payment obligations. Management monitors forecasts of the Group's liquidity reserve on the basis of expected cash flows. Nutreco aims for sufficient committed credit facilities, a well-spread maturity schedule of its non-current interest-bearing borrowings and strong liquidity position.

On 8 April 2009, Nutreco issued USD 150.0 million in senior notes in a private placement in the United States of America. The notes have been used to repay the maturing USD 46 million tranche of the notes that were issued in 2004 and to refinance existing bank debt by long-term debt. In May 2009, Nutreco refinanced its syndicated loan facility, which would have matured in March 2010, by a new three-year syndicated loan facility.

Of the total facilities of EUR 1,095.1 million, an amount of EUR 455.5 million had been used as at year-end 2009 (2008: EUR 1,038.0 million and EUR 595.4 million, respectively). In addition, Nutreco had EUR 232.6 million (2008: EUR 228.3 million) of cash and cash equivalents available at year-end 2009.

Nutreco aims to optimise its international cash and borrowings positions by minimising its net interest expenses and maximising its net interest income, respectively, and by minimising its bank costs.

Terms and debt repayment schedule

Terms and conditions of outstanding non-current interest-bearing borrowings are as follows:

(EUR x million)	Currency	Effective interest rate as at 31 December 2009	Effective interest rate as at 31 December 2008	Year of maturity	Interest repricing	Carrying amount 31 December 2009	Carrying amount 31 December 2008
Syndicated loan	CAD	7.48%	5.58%	2012	Fixed rate[1]	97.4	171.7
Syndicated loan	CAD	-	4.18%	-	-	-	14.6
Syndicated loan	CZK	-	4.87%	-	-	-	4.7
Syndicated loan	NOK	-	4.52%	-	-	-	20.3
Syndicated loan	EUR	-	3.17%	-	-	-	40.0
Syndicated loan	EUR	6.99%	5.09%	2012	Fixed rate[1]	49.9	50.0
Private placement	USD	-	3.92%	-	-	-	32.7
Private placement	USD	4.53%	4.53%	2011	Fixed rate	54.6	56.0
Private placement	USD	5.12%	5.12%	2014	Fixed rate	53.3	54.1
Private placement	USD	7.23%	-	2014	Fixed rate	37.4	-
Private placement	USD	5.23%	-	2016	Quarterly	25.7	-
Private placement	USD	8.22%	-	2019	Fixed rate	40.3	-
Cumulative preference shares	EUR	6.66%	6.66%	2010	Fixed rate	54.5	54.5

1 The interest rate is fixed by means of interest rate swaps which mature in 2012 and 2013.

Maturity profile financial liabilities 2009

The following tables show Nutreco's contractually agreed (undiscounted) cash flows, including interest, as at the balance sheet date:

(EUR x million)	Total amount	6 months or less	6 – 12 months	1 – 5 years	More than 5 years
Financial liabilities as 31 December 2009					
Interest-bearing borrowings (non-current)	-512.2	-9.0	-65.1	-353.6	-84.5
Interest-bearing borrowings (current)	-41.5	-41.5	-	-	-
Trade payables	-526.5	-526.5	-	-	-
Other payables	-73.8	-68.7	-	-5.1	-
Foreign exchange derivatives inflow	317.8	317.8	-	-	-
Foreign exchange derivatives outflow	-324.0	-324.0	-	-	-
Interest rate derivatives inflow	211.3	0.6	1.3	209.4	-
Interest rate derivatives outflow	-229.7	-5.0	-5.1	-219.6	-
Cross-currency interest rate derivatives inflow	84.5	2.2	2.2	80.1	-
Cross-currency interest rate derivatives outflow	-101.7	-2.7	-2.7	-96.3	-
Financial guarantee contracts	31.6	31.6	-	-	-

Maturity profile financial liabilities 2008

(EUR x million)	Total amount	6 months or less	6 – 12 months	1 – 5 years	More than 5 years
Financial liabilities as 31 December 2008					
Interest-bearing borrowings (non-current)	-481.4	-137.1	-4.5	-275.1	-64.6
Interest-bearing borrowings (current)	-129.4	-129.4	-	-	-
Trade payables	-577.6	-577.6	-	-	-
Other payables	-75.5	-75.5	-	-	-
Foreign exchange derivatives inflow	218.7	213.3	5.4	-	-
Foreign exchange derivatives outflow	-224.8	-219.0	-5.8	-	-
Interest rate derivatives inflow	19.4	2.4	2.5	14.3	0.2
Interest rate derivatives outflow	-35.4	-4.8	-4.9	-25.5	-0.2
Financial guarantee contracts	-22.3	-22.3	-	-	-

Fair value of financial assets and liabilities

The estimated fair value of derivative financial instruments has been determined by Nutreco using available market information and appropriate valuation methods. The estimates presented in the table below are not necessarily indicative of the amounts that Nutreco could realise in a current market exchange or the value that ultimately will be realised by Nutreco upon maturity or disposition.

The fair value of the derivative financial instruments has been disclosed by the level of the following fair value hierarchy:

- Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

(EUR x million)	2009 Estimated fair value	2008 Estimated fair value
Assets		
- Level 2		
Fair value foreign exchange derivatives	4.1	13.5
Fair value interest rate derivatives	-	0.3
Fair value cross-currency interest rate derivatives	0.5	9.7
Liabilities		
- Level 2		
Fair value foreign exchange derivatives	8.3	6.4
Fair value interest rate derivatives	13.8	14.1
Fair value cross-currency interest rate derivatives	14.7	-
Commodity derivatives	-	11.2

The fair value calculation of the foreign exchange contracts and interest rate swaps on cross-currency interest rate derivatives is based on the discounted cash flow method of future cash flows. The discounted calculation is based on actual market exchange rates and actual market yield curves on reporting date. The fair value of these assets and liabilities equals their carrying amount. During 2009, there were no transfers between level 1, level 2 and level 3.

Capital risk management

An optimal capital structure contributes to Nutreco's objective to create shareholder value as well as the objective to satisfy its capital providers. Nutreco maintains a conservative financial strategy targeting a net debt to equity ratio of approximately 1.0, a maximum net debt to EBITDA ratio of 3.0 and a minimum interest coverage ratio of 5.0. Recent developments in the financial markets support Nutreco's prudent strategy.

The financial covenants of Nutreco's core financing facilities, being the syndicated loan and the private placement, are net senior debt compared to EBITDA of maximum 3.25 to 3.5 and EBITDA compared to net financing costs, excluding dividends on cumulative preference shares, of minimal 3.0. EBITDA and net financing costs are calculated on a 12-month rolling basis. The interest rates of the syndicated loan facility are based on Euribor or Libor of the optional currency, whereas the interest margin is a function of the ratio of net senior debt to EBITDA.

During 2009, Nutreco remained well within the financial covenants agreed upon with both the syndicated loan and the private placements.

As at 31 December 2009 the net debt to equity ratio amounts to 0.6, the net debt to EBITDA ratio amounts to 1.0 and the interest coverage amounts to 7.7. As at 31 December 2009, Nutreco has a net debt position of EUR 222.9 million (2008: EUR 367.1 million).

Capital risk management target ratios



Interest coverage ratio
6.9
7.5
> 5.0
Net debt to EBITDA
1.0
1.6
< 3.0
Net debt to equity
0.3
0.6
< 1.0
target
2008
2009
0
1
2
3
4
5
6
7
8

Commodity risk management

Risks relating to derivative financial instruments

The Group uses raw materials that are subject to price volatility caused by weather, supply conditions, political and economic variables and other unpredictable factors.

In addition to fixed price contracts, futures and options are used to economically hedge the price volatility related to these above exposures.

At year-end, the Group had the following commodity derivatives outstanding. All contracts mature within 12 months.

As part of the Group's commodity risk management strategy, contracts have been concluded for the purchase of physical commodities in line with the Group's commodity risk management policy.

(EUR x million)		Fair value	
	Note	**31 December 2009**	**31 December 2008**
Fair value soy	26	-	-7.8
Fair value grains	26	-	-3.4
Balance on derivatives bank accounts	20	0.1	16.2
Total commodity derivatives		**0.1**	**5.0**

(28) Contingent assets and liabilities

At 31 December 2009, the total non-current lease and rental commitments amount to EUR 106.2 million (2008: EUR 61.4 million). The annual operating lease and rental commitments are:

(EUR x million)	2009	2008
Non-current lease and rental commitments	**106.2**	**61.4**
Year 1	33.8	27.7
Year 2	29.3	26.0
Year 3	24.7	4.5
Year 4	17.0	2.2
After four years	1.4	1.0
	106.2	**61.4**
Other contingencies		
Capital commitments	2.5	5.0
Guarantees	13.8	9.7

In 2009, Skretting Norway (part of segment Fish Feed) has secured its outbound logistics by extending its current contract with a strategic fish feed transporter until December 2013, with a mutual option for the parties to extend by three years. This contract comprises an outbound freight commitment and is qualified as an operating lease contract. The commitment of this contract depends on both volumes and cost developments going forward. The commitment is estimated for an amount of EUR 61.0 million at the end of 2009 (2008: EUR 28.0 million), excluding the extension option. Including the option, the commitment is estimated at EUR 102.0 million.

In 2007, Skretting Chile (part of segment Fish Feed) secured their outbound logistics by entering into a five-year contract, with an option to extend by three years, with a strategic fish feed transporter. This contract comprises an outbound freight commitment and is qualified as an operating lease contract. The commitment related to this contract depends on both volumes and cost developments going forward. The commitment is estimated for an amount of EUR 1.8 million at the end of 2009 (excluding the option to extend for three years).

In the normal course of business, certain group companies issued guarantees totalling EUR 13.8 million (2008: EUR 9.7 million). Included are guarantees of EUR 6.9 million (2008: EUR 2.6 million) that are issued on behalf of Nutreco Insurance N.V. and Nutreco Assurantie N.V., both 100% owned captive reinsurance companies, in favour of their general and products liability insurer in relation to potentially occurred but not reported nor provided liability claims in the years 2008 and 2009.

At year-end Nutreco had no significant contingent assets.

(29) Related party transactions

Nutreco identifies its associates, joint ventures, Nutreco pension funds and key management as related parties. Nutreco considers the members of the Executive Board as key management (see note 24).

Transactions between parties are subject to conditions that usually govern comparable sales and purchases with third parties.

The details are as follows:

(EUR x million)	2009	2008
Revenue to related parties	23.3	18.9
Amounts owed from related parties	2.6	3.7
Net financing costs	0.2	0.9
Investments in debt securities	12.1	12.1

The revenues to related parties are mainly related to associates in Canada.

Investments in debt securities reflect the loans provided by Nutreco to the Dutch Nutreco Pension Fund during 2003 and 2004 (see note 16).

In 2009 and 2008, no transactions with key management took place.

(30) Subsequent events

Nutreco has signed an agreement to sell its majority shareholding in Nutrikraft India Pvt. Ltd. in several tranches throughout 2010. It is not expected to have material impact on the Group or the Company's financial statements.

(31) Accounting estimates and judgements

Certain accounting estimates and judgements are particularly sensitive because of their significance to the consolidated financial statements and because of the possibility that future events affecting them may differ from management's current estimates and judgements. The most important accounting estimates and judgements are:

Goodwill and long-lived assets

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are not subject to amortisation are tested annually for impairment. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The allocation is made to choose cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

The inherent management estimates and assumptions used in determining whether an impairment charge should be recognised are as follows:

- Determining cash-generating units or groups of cash-generating units
- Timing of impairment tests
- Determining the discount rate
- Projecting cash flows

The carrying amounts for assets with indefinite useful lives have been allocated to the reportable segments as follows:

(EUR x million)				2009				2008
	Goodwill	**Concessions, licences and quota**	**Brand names**	**Total**	**Goodwill**	**Concessions, licences and quota**	**Brand names**	**Total**
Segment								
Premix and Feed Specialties	57.7	-	0.3	58.0	56.9	0.2	0.3	57.4
Fish Feed	20.9	0.1	-	21.0	18.0	0.2	-	18.2
Compound Feed Europe	5.4	-	-	5.4	5.4	-	-	5.4
Animal Nutrition Canada	89.0	-	21.8	110.8	80.8	-	19.2	100.0
Meat and Other	18.5	46.6	-	65.1	14.9	41.4	-	56.3
	191.5	**46.7**	**22.1**	**260.3**	**176.0**	**41.8**	**19.5**	**237.3**
Amortised intangible assets	-	-	2.3	2.3	-	-	-	-
Total	**191.5**	**46.7**	**24.4**	**262.6**	**176.0**	**41.8**	**19.5**	**237.3**

Research and development expenditure

The project stage forms the basis in the decision whether costs made for Nutreco's product development programmes should be capitalised or expensed when incurred. Management judgement is required in determining when Nutreco should start capitalising development costs as intangible assets. The costs of patent projects are capitalised at the moment the Company receives final approval from the regulatory authority for the registration of the patent.

Biological assets

Biological assets are measured on initial recognition and at each balance sheet date at fair value less estimated sale costs except for breeders and research animals. For some assets there are no market-determined prices available and alternative estimates of fair value are determined to be unreliable. These biological assets are measured at its costs less any accumulated depreciation and any accumulated impairment losses. When the fair value of these assets becomes reliably measurable, these assets will be measured at their fair value less estimated sale costs.

The determination of fair values of biological assets is performed by using the most recent market price, provided that there has not been a significant change in economic circumstances between the date of that transaction and the balance sheet date.

Acquisitions

The costs of newly acquired entities are measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and any costs directly attributable to the acquisition. Any value assigned to the identifiable assets is determined by reference to an active market, independent appraisal or estimated by management based on cash flow projections.

Provisions

The amounts recognised as a provision are the management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. This is the amount management expects to pay to settle the obligation at balance sheet date or to transfer it to a third party at that time.

Pension costs are based on actuarial assumptions to make a reliable estimate of the amount of benefit that employees have earned in return for their services in the current and prior period. The principal actuarial assumptions used are:

- Discount rate
- Long-term rate on return on assets
- Expected return on plan assets
- Life expectancy
- Salary increases
- Inflation

The fair value of certain plan assets (government bonds and equity securities) is based on market prices.

Deferred tax assets

The Group recognises deferred tax assets arising from unused tax losses or tax credits only to the extent that the relevant fiscal unity has sufficient taxable temporary differences or there is convincing other evidence that sufficient taxable profit will be compensated with the unused tax losses or unused tax credits can be utilised by the fiscal unity.

Regarding net operating losses of EUR 22.2 million (2008: EUR 34.7 million), management believes, based upon the level of historical taxable income and projections for future taxable income, that sufficient future tax profits will be available to utilise these operating losses.

Regarding net operating losses of EUR 46.4 million (2008: EUR 47.2 million), management believes, based upon the level of historical taxable income and projections for future taxable income, it is more likely than not that no future tax profits will be available which can be utilised. As a consequence, management did not recognise a deferred tax asset for these operating losses.

Derivative financial instruments (and put options)

Management has used its judgement for the allocation of derivative financial instruments into the categories:

- Held to maturity
- Held for trading
- Available for sale
- Long-term receivable

Further, management has used its judgement to determine the fair value of the derivative financial instruments and the hedge effectiveness of their hedging transactions (see also note 27).

Litigations and claims

The Group is party to various legal proceedings generally incidental to its business. In connection with these proceedings and claims, management evaluated, based on the relevant facts and legal principles, the likelihood of an unfavourable outcome and whether the amount of the loss could be reasonably estimated. Subjective judgments were required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal and administrative proceedings. The outcome of these proceedings, however, is subject to a number of factors beyond the Group's control, most notably the uncertainty associated with predicting decisions by courts and administrative agencies. Legal costs related to litigation are accrued for in the income statement at the time when the related legal services are actually provided to the Group.

(32) Notes to the consolidated cash flow statement

General

The consolidated cash flow statement is drawn up on the basis of a comparison of the balance sheets as at 1 January and 31 December. Changes that do not involve cash flows, such as effects of movement in foreign exchange rates, revaluations and transfers to other balance sheet items, are eliminated. Changes in working capital due to the acquisition or sale of consolidated companies are included under investing activities.

Net cash from operating activities

Cash used for the payment of interest and income taxes reflects the actual amounts paid during the year.

Net cash used in investing activities

Cash used in the purchase of long-lived assets consists of the actual amounts paid during the year.

Dividends paid

In 2009 EUR 28.6 million (2008: EUR 32.0 million) dividend was paid to the shareholders of Nutreco on normal shares.

Sundry

Most of the movements in the cash flow statement can be reconciled to the movement schedules for the balance sheet items concerned. For those balance sheet items for which no detailed movement schedule is included, the table below shows the relation between the changes according to the balance sheet and the changes according to the cash flow statement:

(EUR x million)	**Working capital[1]**	**Employee benefits**	**Provisions**	**Interest-bearing debt[2]**
As at year-end 2008	253.8	-38.6	-12.2	-518.9
As at year-end 2009	135.7	-53.7	-18.2	-423.9
Balance sheet movement	**118.1**	**15.1**	**6.0**	**-95.0**
Adjustments				
Effect of movement in foreign exchange	4.7	-1.2	-0.1	-9.9
Acquisitions/divestments	5.1	-2.0	-	-
Other	-29.5	-2.3	-	-0.6
Change in cash flow	**98.4**	**9.6**	**6.1**	**-105.5[3]**

1 Inventories, biological assets, trade and other receivables, financial assets and trade and other payables.
2 Non-current interest-bearing borrowings and current interest-bearing borrowings excluding bank overdrafts.
3 Change in cash flow interest-bearing debt consists of repayment of borrowings of EUR -279.2 million and proceeds from borrowings of EUR 173.8 million.

The adjustment "Other" for Working capital mainly comprises movements in the fair value of foreign exchange derivatives and the fair value of commodity derivatives which are presented in different categories in the cash flow statement.

Company balance sheet

(EUR x million)	Note	31 December 2009	31 December 2008[1]
Financial fixed assets	3	**593.1**	**488.4**
Current assets			
Receivables from Group companies	4	407.0	369.3
Cash and cash equivalents		0.8	0.7
		407.8	**370.0**
Total assets		**1,000.9**	**858.4**
Issued and paid-up share capital		8.4	8.4
Share premium account		159.5	159.5
Treasury shares		-1.2	-28.0
Retained earnings		502.6	438.4
Undistributed result		90.3	114.8
Legal reserve		-29.4	-38.1
Shareholders' equity	5	**730.2**	**655.0**
Non-current liabilities			
Interest-bearing borrowings	6	265.8	164.6
		265.8	**164.6**
Current liabilities			
Interest-bearing borrowings		0.4	33.0
Trade and other payables		4.5	5.8
		4.9	**38.8**
Total liabilities		**270.7**	**203.4**
Total equity and liabilities		**1,000.9**	**858.4**

[1] The 2008 figures are restated for the US private placements.

Company income statement

(EUR x million)	Note	2009	2008[2]
Net result from Group companies		104.7	117.7
Other net result	7	-14.4	-2.9
Net result		**90.3**	**114.8**

[2] The 2008 figures are restated for the US private placements.

Notes to the Company's financial statements

Principles of valuation and income determination

(1) General

The Company's financial statements are part of the 2009 consolidated financial statements of Nutreco Holding N.V. With reference to the Company income statement of Nutreco Holding N.V., use has been made of the exemption pursuant to section 402 of Book 2 of the Netherlands Civil Code.

(2) Principles for the measurement of assets and liabilities and the determination of the result

For setting the principles for the recognition and measurement of assets and liabilities and determination of the result for its Company's financial statements, Nutreco Holding N.V. makes use of the option provided in section 2:362 (8) of the Netherlands Civil Code. This means that the principles for the recognition and measurement of assets and liabilities and determination of the result (hereinafter referred to as principles for recognition and measurement) of the Company's financial statements of Nutreco Holding N.V. are the same as those applied for the consolidated IFRS financial statements. Participating interests, over which significant influence is exercised, are stated on the basis of the equity method. These consolidated IFRS financial statements are prepared according to the standards laid down by the International Accounting Standards Board and adopted by the European Union (hereinafter referred to as IFRS). Please see pages 83 to 96 for a description of these principles.

The share in the result of participating interests consists of the share of Nutreco Holding N.V. in the result of these participating interests. Results on transactions where the transfer of assets and liabilities between Nutreco Holding N.V. and its participating interests and mutually between participating interests themselves are not incorporated insofar can be deemed to be unrealised.

(3) Financial fixed assets

(EUR x million)	2009	2008
As at 1 January	**488.4**	**370.7**
Net result from Group companies	104.7	117.7
As at 31 December	**593.1**	**488.4**

(4) Receivables from Group companies

The receivables from Group companies have a period shorter than one year and consist of a receivable position with Nutreco Nederland BV.

(5) Shareholders' equity

Treasury shares

The shares held in treasury are accounted for as a reduction of the equity attributable to the equity holders. The treasury shares are deducted from other reserves.

Legal reserve

The legal reserve comprises a legal reserve for participating interests.

(6) Interest-bearing borrowings

Interest-bearing borrowings consist of the cumulative preference shares and the private placements. See note 23 of the consolidated financial statements.

(7) Other net result

Other net result mainly represents the interest expenses related to the interest-bearing borrowings and the interest income from subsidiaries and associates.

(8) Contingent assets and liabilities

Guarantees as defined in Book 2, section 403 of the Netherlands Civil Code have been given by Nutreco Holding N.V. on behalf of several Group companies in the Netherlands and filed with the Chamber of Commerce in 's-Hertogenbosch. The liabilities of these companies to third parties and to investments in associates totalled EUR 146.7 million as at 31 December 2009 (2008: EUR 120.2 million).

Nutreco Holding N.V. is jointly liable for several credit facilities of its subsidiaries, including the syndicated loan facility.

(9) Average number of employees

The Company did not employ any person in 2009.

Amersfoort, 1 March 2010

The Supervisory Board
The Executive Board

Other information

Profit appropriation

Statutory regulations concerning appropriation of profits

Distribution of net profit according to the Articles of Association, as stipulated in Articles 29 and 30, can be summarised as follows:

Out of the profits made in the preceding financial year, first of all, if possible, 6.66% shall be distributed, on an annual basis, on the obligatory paid-up portion of the cumulative preference shares 'A'. Following the first reset of the dividend on 31 December 2003, this percentage will apply as long as the cumulative preference shares 'A' are outstanding up to 2010.

If, in the course of any financial year, an issue of cumulative preference shares 'A' has taken place, the dividend with respect to that financial year shall be reduced pro rata to the day of issue.

If the profits realised in any financial year should not be sufficient to pay the said percentage, the said percentage shall be paid from the reserves for as much as necessary, provided that such payment is not made out of the share 'A' premium account. If the free distributable reserves in any financial year are not sufficient to pay the said percentage, distributions in subsequent years shall apply only after the deficit has been recovered. No further distributions shall be made on the cumulative preference shares 'A'. If a write-down has taken place against the share 'A' premium account, the profits made in subsequent years shall first of all be allocated to compensate for the amounts written down.

Similar to cumulative preference shares 'A', cumulative preference shares 'D' and cumulative financing preference shares 'E', none of which have been issued, carry special rights in respect of the distribution of the net profit.

Of the profit remaining after payment to holders of preference shares 'A', 'D' and 'E', such amounts will be reserved as the Executive Board shall decide, subject to the approval of the Supervisory Board and subject to the adoption of the annual results at the Annual General Meeting of Shareholders.

The profit remaining after the provisions of the previous paragraphs have been met shall be at the free disposal of the General Meeting of Shareholders. In a tie vote regarding a proposal to distribute or reserve profits, the profits concerned shall be reserved.

The Company may distribute profits only if and to the extent that its shareholders' equity is greater than the sum of the paid and called-up part of the issued capital and the reserves which must be maintained by virtue of the law. Any distribution other than an interim dividend may be made only after adoption of the consolidated financial statements which show that they are justified.

The General Meeting of Shareholders shall be authorised to resolve, at the proposal of the Executive Board, which proposal shall be subject to the approval of the Supervisory Board, to make distributions to the shareholders from the general reserves.

Interim dividends shall automatically be distributed on the cumulative preference shares 'A'. The Executive Board, subject to the approval of the Supervisory Board, may resolve to declare interim dividends on the other classes of shares, provided that interim dividends on the cumulative preference shares 'A' can be distributed.

Dividends are payable as from a date to be determined by the Supervisory Board. This date may differ for distributions on shares, cumulative preference shares 'A', cumulative preference shares 'D' and for distribution on the series of cumulative financing preference shares 'E'. Dividends which have not been collected within five years of the start of the second day on which they became due and payable shall revert to the Company.

Subject to the approval of the Supervisory Board and after appointment of the General Meeting of Shareholders, the Executive Board shall be authorised to determine that a distribution on shares, in whole or in part, shall be made in the form of shares in the capital of the Company rather than cash, or that the shareholders, wholly or partly, shall have the choice between distribution in cash or in the form of shares in the capital of the Company. Subject to the approval of the Supervisory Board, the Executive Board shall determine the conditions on which such a choice may be made. If the Executive Board is not appointed as the authorised body to resolve to issue such shares, the General Meeting of Shareholders will have the authority as mentioned hereinbefore on the proposal of the Executive Board and subject to the approval of the Supervisory Board.

Dividend proposal 2009

The General Meeting of Shareholders of 18 May 2006 resolved to fix the annual dividend payout ratio at 35-45% of the net profit for the year attributable to holders of ordinary shares, excluding impairment charges and book results on disposed activities. The dividend will be distributed in cash or as a stock dividend at the shareholder's option.

The proposed dividend per share amounts to EUR 1.32 (2008: EUR 1.43). The payout ratio amounts to 45% of the total result for the period attributable to equity holders of Nutreco excluding impairment and book gains and losses on divestments. The Company already distributed an interim dividend of EUR 0.20 per ordinary share in August 2009. Following adoption by the General Meeting of Shareholders, the final dividend of EUR 1.12 (2008: EUR 1.03) may be distributed in shares or in cash at the shareholder's option. The stock dividend will be virtually equal to the cash dividend. The ex-dividend date is 7 April 2010. The exchange ratio will be fixed after the close of trading on 21 April 2010. This ratio will be based on the weighted average share price of the last three days of the option period – 19, 20 and 21 April 2010. Both the cash dividend and the stock dividend will be made available to the shareholders on 27 April 2010.

Special rights provided for by the Articles of Association

Special rights to holders of cumulative preference shares 'A'

Each share carries the right to cast one vote in the General Meeting of Shareholders. A number of special powers have been conferred on the holders of cumulative preference shares 'A' under the Articles of Association.

The prior approval of the meeting of holders of cumulative preference shares 'A' is needed before the General Meeting of Shareholders may pass a resolution to amend certain articles of the Articles of Association, to issue cumulative preference shares 'A', to appoint the Executive Board as the authorised board to issue cumulative preference shares 'A' and to authorise the Executive Board to acquire shares in the Company's own capital, and resolutions to reduce the issued share capital.

Stichting Continuïteit Nutreco (anti-takeover construction)

The 'Stichting Continuïteit Nutreco' (Foundation) has a call option to acquire a number of cumulative preference shares 'D' in the Company. Such number may equal the total issued share capital before such issue minus any issued cumulative financing preference shares 'E' and purchased own shares. On 19 March 2009 the option agreement with the Foundation was amended to the effect that (i) the put-option which had been granted on 29 May 1997 was waived by the Company and (ii) the call option may only be exercised by the Foundation to the extent that a (gradual) acquisition or an offer for shares in the share capital of Nutreco is not supported by the Executive Board and the Supervisory Board of the Company.

The Foundation was organised to care for the interests of the Company, the enterprise connected therewith and all interested parties, such as shareholders and employees, by, among other things, preventing as much as possible influences which would threaten the continuity, independence and identity of the Company in a manner contrary to such interests. The Foundation is an independent legal entity and is not owned or controlled by any other legal entity.

The Board of the Foundation consists of Mr J.J. Veltman (chairman), Mr J.P.E. Barbas, Mr J.A.I.C.M. de Rooij, Prof J.B. Huizink and Mr C.J.A. van den Boogert.

Cumulative financing preference shares 'E'

The cumulative financing preference shares 'E' only exist in registered form. No share certificates are issued for cumulative financing preference shares 'E'. Cumulative financing preference shares 'E' are intended to be issued by the Company for financing purposes. No cumulative financing preference shares 'E' were issued during the year under review. When it should be deemed desirable to issue cumulative financing preference shares 'E', a resolution to issue such shares will be submitted to the General Meeting of Shareholders.

Explanatory note concerning the Implementing Decree relating to Article 10 of the Takeover Directive

Pursuant to the Implementing Decree of 5 April 2006 relating to Article 10 of Directive 2004/25/EC on takeover bids of 21 April 2004 of the European Parliament and the Council of the European Union, Nutreco Holding N.V. wishes to include the following explanatory note:

- The Articles of Association do not provide for any limitation of the transferability of the (registered) ordinary shares.
- The voting right is not subject to any limitation. All shares (both ordinary and cumulative preference shares 'A') entitle the holder to one vote per share.
- No agreement has been concluded with any shareholder that could give rise to any limitation of shares or any limitation of the voting rights.
- The appointment, suspension and discharge of members of the Executive and Supervisory Boards are set out in the 'Corporate governance' chapter.
- The procedure for alteration of the Articles of Association is set out in the Articles of Association themselves. These are available through the corporate website (www.nutreco.com > Corporate governance > Articles of Association).
- No agreements have been made with any Executive Board member and/or employee providing for a payment in the event of termination of employment following a public takeover bid.
- Nutreco Holding N.V. has a syndicated loan facility that can be altered or terminated on condition of a change in control of the Company after a public takeover bid has been made. The US Private Placement Note Purchase Agreement entered into in April 2009 by Nutreco Holding N.V. contains a change of control provision. Nutreco International B.V., a subsidiary of Nutreco Holding N.V. has a raw materials purchase agreement with BASF which can be terminated in case of a change in control of the Company.

Appointment of the external auditor

At the General Meeting of Shareholders held on 21 April 2009, KPMG Accountants N.V. was appointed as the Company's external auditor for a period expiring at the closing of the accounting year 2010. The General Meeting of Shareholders to be held on 1 April 2010 will be recommended to appoint KPMG Accountants N.V. as the Company's external auditor for a period expiring at the end of the accounting year 2011.

Auditor's report

To: General Meeting of Shareholders of Nutreco Holding N.V.

Report on the financial statements

We have audited the accompanying financial statements for the year ended 31 December 2009 of Nutreco Holding N.V., Boxmeer. The financial statements consist of the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated balance sheet as at 31 December 2009, the income statement, the statements of comprehensive income, changes in equity and cash flows for the year then ended, and the notes, comprising a summary of significant accounting policies and other explanatory information. The company financial statements comprise the company balance sheet as at 31 December 2009, the company income statement for the year then ended and the notes.

Management's responsibility

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the report of the executive board in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of Nutreco Holding N.V. as at 31 December 2009, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of Nutreco Holding N.V. as at 31 December 2009, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part f of the Netherlands Civil Code, we report, to the extent of our competence, that the report of the executive board is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Eindhoven, 1 March 2010

KPMG ACCOUNTANTS N.V.
R.P. Kreukniet RA

Ten years of Nutreco income statement

(EUR x million)	2009	2008	2007	2006	2005[1]	2004 IFRS[1]	2004 D-GAAP	2003[2]	2002	2001	2000
Revenue	4,512	4,943	4,021	3,031	2,774	3,269	3,858	3,674	3,810	3,835	3,126
Raw materials	3,567	4,001	3,153	2,308	2,056	2,381	2,776	2,593	2,731	2,775	2,245
Gross margin	**945**	**942**	**868**	**723**	**718**	**888**	**1,082**	**1,081**	**1,079**	**1,060**	**881**
Personnel costs[3]	442	428	368	308	322	417	487	473	443	394	289
Depreciation of property, plant and equipment	53	51	42	40	43	83	90	99	97	88	66
Other operating expenses[3]	280	280	303	259	235	276	378	386	394	396	389
Total operating expenses	**775**	**759**	**713**	**607**	**600**	**776**	**955**	**958**	**934**	**878**	**744**
Operating result before amortisation of goodwill (EBITA)	170	183	155	116	118	112	127	123	145	182	137
Amortisation expenses	12	11	6	3	2	6	6	5	6	5	1
Amortisation of goodwill/impairment of long-lived assets	-	-	-	-	5	-	7	12	14	13	1
Operating result (EBIT)	**158**	**172**	**149**	**113**	**111**	**106**	**114**	**106**	**125**	**164**	**135**
Net financing costs	-32	-31	-10	8	-12	-32	-27	-30	-38	-38	-13
Share in results of associates	1	2	1	-	2	4	4	-1	-	3	1
Result before tax	**127**	**143**	**140**	**121**	**101**	**78**	**91**	**75**	**87**	**129**	**123**
Taxation	-35	-37	-26	-16	-8	-22	-10	-15	-17	-31	-32
Result after tax	**92**	**106**	**114**	**105**	**93**	**56**	**81**	**60**	**70**	**98**	**91**
Result after tax from discontinued operations	-	11	7	415	44	26	-	-	-	-	-
Total result for the period	**92**	**117**	**121**	**520**	**137**	**82**	**81**	**60**	**70**	**98**	**91**
Dividend on cumulative preference shares		-	-	-	-	-	5	5	5	5	5
Minority interest	3	2	2	1	3	4	4	4	2	6	-
Result for the period attributable to the equity holders of the parent	**89**	**115**	**119**	**519**	**134**	**78**	**72**	**51**	**63**	**87**	**86**
Number of employees as at year-end	9,690	9,278	9,090	7,405	6,993	12,408	12,408	12,763	13,442	12,934	10,990
Operating result (EBITA) as a % of revenue	3.8%	3.7%	3.9%	3.8%	4.2%	3.2%	3.1%	3.2%	3.6%	4.6%	4.3%
Turnover rate of weighted average capital employed[4]	4.5	5.0	5.5	3.8	2.8	3.9	3.9	3.2	3.0	3.2	4.9
Return (EBITA) on weighted average capital employed	17%	19%	21%	15%	12%	14%	11%	10%	10%	14%	20%
Interest cover	7.0	7.5	19.5	-19.4	13.4	6.1	7.8	7.4	6.5	7.1	15.5
Dividend (EUR x million)	46	49	56	359	52	23	23	22	27	32	31
Dividend per share	1.32	1.43	1.64	1.60	1.52	0.53	0.53	0.53	0.67	0.80	0.82

The 1999-2004 Dutch GAAP figures have not been restated to IFRS accounting standards. The differences mainly relate to pensions, other employee benefits, the recognition of goodwill and the netting of income tax receivables with income tax liabilities.

1 Figures based on continuing operations
2 Results 2003 before impairment
3 Comparative figures of personnel costs and other operating expenses not adjusted for the years 1999-2002
4 Revenue divided by average capital employed

Ten years of Nutreco balance sheet

(EUR x million)	2009	2008	2007	2006	2005[1]	2004 IFRS1	2004 D-GAAP	2003	2002	2001	2000
Property, plant and equipment	517	478	429	281	287	470	474	515	552	576	444
Intangible assets	310	286	319	91	84	166	180	199	392	393	346
Financial non-current assets	90	77	95	82	549	96	76	54	46	42	28
Non-current assets	**917**	**841**	**843**	**454**	**920**	**732**	**730**	**768**	**990**	**1,011**	**818**
Inventories/biological assets	356	385	342	235	204	473	421	397	407	384	319
Financial current assets	-	-	-	-	156	-	-	-	-	-	-
Trade and other receivables	620	734	600	531	415	462	472	506	580	562	523
Cash and cash equivalents	233	228	208	579	90	137	136	32	32	41	31
Current assets	**1,209**	**1,347**	**1,150**	**1,345**	**865**	**1,072**	**1,029**	**935**	**1,019**	**987**	**873**
Total assets	**2,126**	**2,188**	**1,993**	**1,799**	**1,785**	**1,804**	**1,759**	**1,703**	**2,009**	**1,998**	**1,691**
Equity attributable to the equity holders of Nutreco	730	655	643	744	698	527	604	536	734	683	583
Minority interest	11	11	8	6	13	15	15	14	23	24	19
Total equity	**741**	**666**	**651**	**750**	**711**	**542**	**619**	**550**	**757**	**707**	**602**
Non-current portion of provisions/employee benefits	15	14	25	37	26	68	35	48	78	97	134
Interest-bearing borrowings	414	467	410	250	276	502	434	396	422	440	357
Other non-current liabilities	15	12	19	2	14	16	-	-	-	-	-
Non-current liabilities	**444**	**493**	**454**	**289**	**316**	**586**	**469**	**444**	**500**	**537**	**491**
Current interest-bearing borrowings	42	128	87	92	165	11	11	28	43	79	40
Current portion of provisions/employee benefits	57	37	45	31	22	27	-	-	-	-	-
Other current liabilities	842	864	756	637	571	638	660	681	709	675	558
Current liabilities	**941**	**1,029**	**888**	**760**	**758**	**676**	**671**	**709**	**752**	**754**	**598**
Total equity & liabilities	**2,126**	**2,188**	**1,993**	**1,799**	**1,785**	**1,804**	**1,759**	**1,703**	**2,009**	**1,998**	**1,691**
Capital employed[1]	964	1,033	984	552	1,102	1,002	969	1,008	1,271	1,285	1,105
Net debt[2]	223	367	290	-237	351	376	309	392	433	478	366
Current assets divided by non-interest-bearing debt	1.41	1.54	1.49	2.01	1.46	1.64	1.62	1.45	1.44	1.46	1.57
Solvency ratio (equity of the parent divided by total assets)	34%	30%	32%	41%	39%	29%	34%	31%	37%	34%	34%
Net debt divided by equity of the parent	31%	56%	45%	-27%	56%	71%	51%	73%	59%	70%	63%

The 1999-2004 Dutch GAAP figures have not been restated to IFRS accounting standards. The differences mainly relate to pensions, other employee benefits, the recognition of goodwill and the netting of income tax receivables with income tax liabilities.

1 Total assets less cash and cash equivalents and non-interest-bearing liabilities, except dividends payable

2 Non-current interest-bearing borrowings and current interest-bearing borrowings less cash and cash equivalents

Addendum

Executive Board

Mr W. Dekker (1956)
Dutch
Chairman of the Executive Board and Chief Executive Officer
Appointed: 1 July 2000

Mr W. Dekker started his career in the Group as Research and Development Manager for Trouw International's fish business in 1983. From 1988 till 1991 he managed the Chilean business and returned to the Netherlands to assume various managerial positions. He joined the Executive Board of Nutreco on 1 January 1996 and became Chief Operating Officer on 1 January 1999. Mr W. Dekker was appointed Chief Executive Officer on 1 July 2000.

Mr W. Dekker obtained a Master's degree in Zootechnology at the Agricultural University of Wageningen.

Mr W. Dekker is a member of the Supervisory Board of Macintosh Retail Group N.V.

Mr C.J.M. van Rijn (1947)
Dutch
Member of the Executive Board and Chief Financial Officer
Appointed: 16 November 2001

Mr C.J.M. van Rijn started in 1974 with Nutricia (currently part of the Danone Group), where he assumed different financial and marketing management positions. In 1985 he joined Verto as Financial Director of its steel cable division. In 1991 he moved to the McCain Group as CFO of McCain Foods Northern Europe. From 1997 till 2001 he was the CFO of Sara Lee Meats Europe, a division of the Sara Lee Corporation. He was appointed Chief Financial Officer of Nutreco Holding N.V. on 16 November 2001.

Mr C.J.M. van Rijn graduated from the Erasmus University of Rotterdam in Economy and Dutch Law.

Mr C.J.M. van Rijn is a member of the Supervisory Boards of Farm Frites Beheer B.V. and Plukon Royale B.V. and a member of the Board of Trustees and the Audit Committee of the Leids Universitair Medisch Centrum (LUMC).

Mr K. Nesse (1967)
Norwegian
Member of the Executive Board and Executive Vice-President
Appointed: 30 June 2009, for a first term of four years, expiring on 30 June 2013

Mr K. Nesse started his career in 1992 with the Scana group in Stavanger as Chief Accountant and joined Skretting Norway in 1995 as Chief Accountant. In 1997 he moved back to the Scana group to take up a two-year assignment as Finance Director of their joint venture in China and returned to Skretting in 1999, first as Controller and subsequently in various management positions. In 2005 he moved to Chile as Managing Director of Skretting Chile and was appointed in April 2006 to the position of Managing Director of the Skretting Salmon Feed business. On 30 June 2009 Mr K. Nesse was appointed Executive Vice-President and member of the Executive Board of Nutreco Holding N.V.

Mr K. Nesse obtained in 1991 a Bachelor's degree in Business Management from the Norwegian School of Management, where he subsequently attended the Management Program in Project Management, and obtained an Executive MBA degree in Business Management and Cost Performance from the Norwegian School of Economics and Business Administration, where he subsequently also attended the Senior Management Program.

Mr K. Nesse is Chairman of the Board of BluePlanet AS (Norway).

Mr F.J. Tielens (1962)
Dutch
Member of the Executive Board and Executive Vice-President
Appointed: 30 June 2009, for a first term of four years, expiring on 30 June 2013

Mr F.J. Tielens began his career in 1988 with AkzoNobel's Chemicals Division, where he held positions of increasing responsibility until 1998. From 1999 to 2004 he was General Manager of Organon, AkzoNobel's Pharma Division, in Venezuela and Germany. In 2005 he assumed the position of President of Diosynth Biotechnology in the USA and was Executive Vice-President of Global Business Development for Organon/Schering Plough in the USA until 2008. On 2 January 2009 Mr F.J. Tielens joined Nutreco in the Netherlands as Managing Director of the Business Group Trouw Nutrition. On 30 June 2009 Mr F.J. Tielens was appointed Executive Vice-President and member of the Executive Board of Nutreco Holding N.V.

Mr F.J. Tielens graduated in 1988 from the Erasmus University Rotterdam with a Master of Science degree in Business Economics.

Mr J.A. Vergeer (1963)
Canadian
Member of the Executive Board and Executive Vice-President
Appointed: 30 June 2009, for a first term of four years, expiring on 30 June 2013

Mr J.A. Vergeer has over 20 years of experience in the agri business industry. He began his career with Maple Leaf Foods (Canada) in 1984, where he held various management positions within the Maple Leaf Animal Nutrition business. In 2005 he was appointed President of Maple Leaf Animal Nutrition. Upon the acquisition of Maple Leaf Animal Nutrition by Nutreco Holding N.V. in 2007, he continued to lead Nutreco Canada as President. On 30 June 2009 Mr J.A. Vergeer was appointed Executive Vice-President and member of the Executive Board of Nutreco Holding N.V.

Mr J.A. Vergeer graduated from the University of Guelph (Canada) Agricultural Business Program in 1984 and from the Canadian Agri-Food Executive Development Program in 1996. He is a past Executive member and past Chairman of the Animal Nutrition Association of Canada.

Supervisory Board

Mr R. Zwartendijk (1939)
Dutch
Chairman
Appointed: 29 January 1999
Reappointed at the AGM of 26 April 2007 for a third and last term of four years, expiring at the AGM of 2011

Chairman of the Supervisory Boards of Blokker Holding B.V. and SNS Reaal N.V. and member of the Supervisory Board of Randstad Holding N.V.

Mr R. Zwartendijk studied Economics at the University of Manchester in the UK. He was a member of the Executive Board of Ahold from 1981 until his retirement in 1999. Also, he was the CEO of Ahold USA from 1989 to 1999. Mr R. Zwartendijk worked with Unilever from 1963 to 1968 (Marketing), Polaroid International from 1968 to 1970 (Marketing) and Mölnlycke from 1970 to 1977 (General Manager in the Netherlands and France) and joined Ahold in 1977 as Division Manager.

Mr J.M. de Jong (1945)
Dutch
Vice-chairman
Appointed: 28 August 2003
Reappointed at the AGM of 26 April 2007 for a second term of four years, expiring at the AGM of 2011

Among other positions Vice-chairman of the Supervisory Board of Heineken N.V., member of the Supervisory Boards of Aon Groep Nederland B.V., KBC N.V. (Belgium), Cement Roadstone Holdings plc (Ireland) and Kredietbank S.A. Luxembourgeoise (Luxembourg).

Mr J.M. de Jong studied Economics in Amsterdam and obtained an MBA degree from INSEAD. He started his career in 1970 at ABN N.V., subsequently ABN Amro Bank N.V., where he joined the Managing Board in 1989 till the end of 2001.

Mr Y. Barbieux (1938)
French
Appointed: 24 June 1998
Reappointed at the AGM of 18 May 2006 for a third and last term of four years, expiring at the AGM of 2010

Chairman of the Board of Elsa Consultants S.A. (Switzerland), member of the Boards of Micro Consulting (Switzerland), ARC International (France), Claranor (France) and Voluntis S.A. (France).

Mr Y. Barbieux graduated as an engineer from the Ecole Centrale des Arts et Manufactures in Paris and holds an MBA from the Harvard Business School. He held various management functions with Nestlé.

Mr R.J. Frohn (1960)
Dutch
Appointed: 21 April 2009 for a first term of four years, expiring at the AGM of 2013

Member of the Board of Management of AkzoNobel N.V.

Mr R.J. Frohn obtained a Master's degree in Business Economics from the Groningen University. He joined the Executive Board of AkzoNobel as Chief Financial Officer in 2004. Since 1 May 2008 Mr R.J. Frohn is the Executive Board member responsible for the Specialty Chemicals business.

Mr A. Puri (1953)
American
Appointed: 21 April 2009 for a first term of four years, expiring at the AGM of 2013

Independent Non-Executive Director of Britannia Industries Ltd. (India)

Mr A. Puri studied at the University of Maryland, where he obtained a PhD in Food Science, and at the Crummer Business School, Rollins College, in the USA, where he obtained an MBA in Marketing. He joined the Coca-Cola Company in 1981, where he assumed various management positions until 2003. From 2003 till 2007 he was a member of the Executive Board of Koninklijke Numico N.V. as President R&D and Product Integrity (Food Safety and Quality). During that period he was a Non-Executive Board member of PT Sari Husada Tbk (Indonesia) from 2004 till 2007.

Mr J.A.J. Vink (1947)
Dutch
Appointed: 19 May 2005
Reappointed at the AGM of 21 April 2009 for a second term of four years, expiring at the AGM of 2013

Chairman of the Supervisory Board of Aegon Nederland N.V., Vice-chairman of the Supervisory Board of Vion N.V., member of the Supervisory Board of Cargill B.V. and Chairman of the Stichting Preferente Aandelen of Macintosh Retail Group N.V.

Mr J.A.J. Vink studied Organic Chemistry at the Leiden University and in 1972 obtained a PhD in Mathematics and Natural Sciences. In 1974 he joined the Wessanen food company and moved to CSM in 1983. On 1 May 2005, after a career of 22 years with CSM, he left this food company, where he was Chairman of the Executive Board from 1997 to 2005.

Business management

H.J. Abbink – Dutch (1961)
Controller Nutreco Specialties

J. Brennan – Canadian (1959)
Director R&D and Technology Transfer Canada

B. Crutcher – American (1961)
Managing Director Trouw Nutrition USA & Central America

T.H. Dalhuisen – Dutch (1962)
Controller Hendrix

D. Engelsvoll – Norwegian (1964)
Controller Nutreco Aquaculture

V. Halseth – Norwegian (1958)
Managing Director Skretting Northern Europe, Australia & Japan

L.A. den Hartog – Dutch (1955)
Director R&D & Quality Affairs

F.V. Irazusta Rodríguez – Spanish (1964)
Managing Director Nanta

J. Leclerc – Canadian (1958)
Managing Director Nutreco Canada East

H. Le Ruz – French (1955)
Managing Director Skretting Americas

A.C. Martinez Aso – Spanish (1961)
Controller Nutreco España Group

A. Obach – Norwegian (1964)
Managing Director Skretting Aquaculture Research Centre

P. Ramos – Spanish (1954)
Managing Director Skretting Southern Europe

E. Perugini – Canadian (1970)
Controller Nutreco Canada

J.V. Rodríguez Ceballos – Spanish (1954)
Managing Director Sada

J.A.H.M. Smulders – Dutch (1963)
Managing Director Trouw Nutrition Central East Europe & Asia

J.B. van der Ven – Dutch (1951)
Managing Director Trouw Nutrition Specialties

A.J.M. Voets – Dutch (1962)
Managing Director Hendrix

K. Weppler – Canadian (1963)
Managing Director Nutreco Canada Central
Managing Director Nutreco Canada West a/i

H.H. de Wildt – Dutch (1962)
Managing Director Trouw Nutrition West Europe

Corporate staff

P.F.M.E. van Asten – Dutch (1957)
Director Corporate Human Resources

J.B.W. van Hooij – Dutch (1953)
Senior Group Tax Manager

K. McDonald – Canadian (1960)
Director Information Management a/i

J.G. Oskam – Dutch (1956)
Chief Procurement Officer

J. Pullens – Dutch (1968)
Director Investor Relations & Corporate Communications

J. Slootweg – Dutch (1966)
Group Treasurer

M.J. Spronk – Dutch (1960)
Corporate Strategy Director

N. Streefkerk – Dutch (1953)
Director Business Development

H.A.T.M. Teunissen – Dutch (1955)
Corporate HSEQ Director

R.J. Tjebbes – Dutch (1969)
Corporate Controller

T.W.C. Versteegen – Dutch (1952)
Director Group Internal Audit

Participations of Nutreco Holding N.V.

Premix and Feed Specialties

Brazil
Dispa - Indústria de Rações S.A. • Maracanaú
Nutreco Brasil Participações S.A. • São Paulo
Nutreco Brasil - Fri Ribe Participações S.A. • Ribeirão Preto • 51%
Rações Fri Ribe S.A. • Ribeirão Preto
Sloten do Brasil Ltda • Santa Barbara D'oeste-SP
Trouw Nutrition Brasil Ltda • São Paulo

Cyprus
Selko Mid-East Ltd. • Limasol

Czech Republic
Trouw Nutrition Biofaktory, s.r.o. • Prague

Egypt
Hendrix Misr S.A.E. • Cairo • 33.30% *** 1)

Germany
Sloten GmbH • Diepholz
Trouw Nutrition Deutschland GmbH • Burgheim

Greece
Trouw Nutrition Hellas S.A. • Athens

Guatemala
Trouw Nutrition Guatemala S.A. • Guatemala City

Hungary
Agri Services Hungary Kft. • Budapest • 96.80% *
Trouw Nutrition Környe Kft. • Környe

India
Nutrikraft India Pvt. Ltd. • Bangalore • 51% *
Trouw Nutrition India Pvt. Ltd. • Bangalore

Indonesia
PT Trouw Nutrition Indonesia • Jakarta

Italy
Sloten Italia Srl • Crema
Trouw Nutrition Italia S.p.A. • Bussolengo

Mexico
Nutreco México S.A. de C.V. • Zapopan, Jalisco
Técnica Analítica S.A. • Monterrey
Trouw Nutrition México S.A. de C.V. • Zapopan, Jalisco

Netherlands
Hifeed Russia B.V. • Boxmeer
Masterlab B.V. • Boxmeer
Selko B.V. • Goirle
Sloten B.V. • Deventer
Sloten Groep B.V. • Deventer
Trouw Horos B.V. • Boxmeer • 51%
Trouw Nutrition Belgorod B.V. • Boxmeer • 90% *
Trouw Nutrition Hifeed B.V. • Boxmeer
Trouw Nutrition India B.V. • Boxmeer
Trouw Nutrition International B.V. • Boxmeer
Trouw Nutrition Nederland B.V. • Putten
Trouw Nutrition Russia B.V. • Boxmeer

Poland
Sloten Polska Sp. Z o.o. • Bydgoszcz
Trouw Nutrition Polska Sp. Z o.o. • Grodzisk Mazowiecki

Portugal
Trouw Nutrition Portugal Lda. • Lisbon

P.R.C.
Beijing Dejia AHS&T Dev. Co. Ltd. • Beijing
Beijing Dejia Honesty Livestock Import & Export Co. Ltd. • Beijing • 20%
Hunan Dejuxe Livestock Technology Co. Ltd. • Xiangtan
Trouw Nutrition Technology (Beijing) Co. Ltd. • Beijing

Romania
Hifeed Romania Srl • Bucharest

Russian Federation
000 Hendrix Feed Belgorod • Belgorod
000 Techkorm • Moscow • 75% *
Trouw Nutrition c.i.s. • Moscow

Slovak Republic
Trouw Nutrition Slovakia, s.r.o. • Bratislava

Spain
Farm-O-San S.A. • Madrid
Trouw Nutrition España S.A. • Madrid

Turkey
Trouw Nutrition Turkey • Ankara • 51% *

Ukraine
LLC Trouw Nutrition • Kiev

United Kingdom
Frank Wright Ltd. • Ashbourne
Nordos (UK) Limited • Wincham, Northwich
Trouw Nutrition Limited • Wincham, Northwich
Trouw Nutrition (Northern Ireland) Limited • Belfast
Trouw Nutrition (UK) Limited • Wincham, Northwich

United States
Trouw Nutrition USA LLC • Highland, Illinois

Venezuela
Nanta de Venezuela C.A. • Aragua • 50% **

Fish Feed

Australia
Gibson's Ltd. • Launceston, Tasmania
Tassal Ltd. • Hobart, Tasmania • 11.27% ***

Canada
Skretting Canada Inc. • Toronto

Chile
Nutreco Chile S.A. • Santiago

Denmark
P/F Skretting Foroyar hf • Hvalvik
Skretting Dk AS • Ejstrupholm

France
Trouw France S.A.S. • Vervins

Ireland
Trouw Aquaculture Limited • Roman Island, Westport

Italy
Hendrix S.p.A. • Mozzecane (VR)

Japan
Skretting Co. Ltd. • Fukuoka

Norway
AquaGen A/S • Sunndalsøra • 15.03% ***
Centre for Aquaculture Competence A/S • Stavanger • 33% **
Gastronomisk Institutt A/S • 2.10%
Laksehuset A/S • Brekke • 31% *** [1)]
Lofitorsk A/S • 1.80%
Skretting Aquaculture Research Centre A/S • Stavanger
Skretting A/S • Oslo
Skretting Eiendom A/S • Stavanger
Skretting Investment A/S • Stavanger

P.R.C.
Skretting China Co. Ltd. • Shanghai

Spain
Trouw España S.A. • Burgos

Sweden
T. Skretting AB Sweden • Stockholm

Turkey
Skretting Yem Uretim Anonim Sirketi • Bodrum

United Kingdom
Trouw Aquaculture Limited • Invergordon
Trouw (UK) Limited • Wincham, Northwich

United States
Moore-Clark USA Inc. • Seattle, Washington
Nelson and Sons, Inc. • Utah

Compound Feed Europe

Belgium
Hendrix N.V. • Merksem
Nutreco Feed Belgium N.V. • Wingene

Denmark
Hendrix Danmark A/S • Vejen

Germany
Hendrix UTD GmbH • Goch
Hendrix-Illesch GmbH • Bardenitz
PAVO Deutschland GmbH • Neuss

Netherlands
Hedimix B.V. • Boxmeer
Hendrix UTD B.V. • Boxmeer
Reudink Biologische Voeders B.V. • Vierlingsbeek
Spibro B.V. • Lemiers, Gemeente Vaals • 25%
Stimulan B.V. • Boxmeer

Portugal
Alimentação Animal Nanta, S.A. • Marco de Canaveses
Nutreco Portugal SGPS Limitada • Marco de Canaveses

Spain

Agrovic Alimentación, S.A. • Barcelona
Alimentación Animal Nanta, S.L. • Madrid
Aragonesa de Piensos, S.A. • Utebo (Zaragoza) • 23.98% *** 1)
Nanta S.A. • Madrid
Piensos Nanfor S.A. • La Coruña • 50% *
Piensos Nanpro S.A. • Segovia • 50%*

Animal Nutrition Canada

Canada

1097805 Ontario Ltd. • St. Marys
138324 Canada Ltée • Upton
Advanced Nutrition Ltd. • Winnipeg • 50% **
Agriplacement J2M Inc. • Upton
Les Produits Agricoles Neralco Inc. • Upton
Nieuwland Feed & Supply Limited • Drayton • 40% **
Shur-Gain Holding Inc. • Toronto
Willie Dorais Inc. • Upton
Yantzi's Feed & Seed Ltd. • Tavistock • 40% ***

Meat and Other

Canada

2542-1462 Quebec Inc. • St-Jean sur Richelieu
2969-1821 Quebec Inc. • St-Felix de Valois
Couvoir Scott Ltée • Scott Junction • 50% **
Ferme Baril de St.-Félix Inc. • St-Felix de Valois
Ferme Berthier Inc. • Berthier
Ferme Gaston Inc. • St-Felix de Valois
Ferme Léo Henault Inc. • St-Felix de Valois
Gène-Alliance Inc. • Yamachiche • 40% **
Isoporc Inc. • St-Hugues • 33% **
Poirier Berard Ltée • St-Felix de Valois

Spain

Grupo Sada p.a. S.A. • Madrid
Inga Food, S.A. • Madrid
Sada p.a. Andalucia, S.A. • Alcalá de Guadaira
Sada p.a. Canarias S.A. • Santa Cruz de Tenerife
Sada p.a. Castilla-Galicia, S.A. • Valladolid

Sada p.a. Catalunya S.A. • Lleida
Sada p.a. Valencia, S.A. • Sueca
Sociedad Comercializadora de Aves, S.L. • Madrid • 34.96% *** 1)

Corporate

Belgium

Nutreco Belgium N.V. • Ghent
Nutreco Capital N.V. • Ghent

Canada

Nutreco Canada Inc. • Guelph

Curaçao

Nutreco Insurance N.V. • Willemstad

France

Nutreco France S.A.S. • Vervins

Germany

Nutreco Deutschland GmbH • Burgheim

Netherlands

De Körver B.V. • Boxmeer
Dinex B.V. • Bodegraven
Hendrix' Assurantiekantoor B.V. • Boxmeer
Hendrix Beleggingen International B.V. • Boxmeer
Hendrix International Investments B.V. • Boxmeer
Nutreco Asia Support B.V. • Amersfoort
Nutreco Assurantie N.V. • Boxmeer
Nutreco Brasil B.V. • Boxmeer
Nutreco B.V. • Boxmeer
Nutreco International B.V. • Boxmeer
Nutreco Nederland B.V. • Boxmeer
Nutreco North America B.V. • Boxmeer
Nutritional Ingredients B.V. • Amersfoort
Trouw International B.V. • Boxmeer

Spain

Nutreco España S.A. • Madrid
Nutreco Servicios S.A. • Madrid

United Kingdom

Nutreco Limited • Northwich
Trouw (UK) Pension Trust Limited • Wincham, Northwich

United States

Anchor USA Inc. • Delaware
Hybrid International Inc. (in liquidation) • Delaware
Nutreco USA Inc. • Delaware

** Fully consolidated (> 50%)*
*** Investment in associates (20-50%) (see note 15)*
**** Other investments (< 20%)*
1) No influences

Concept & Design:
www.porternovelli.be


Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fibre
FSC
www.fsc.org Cert no. SGS-COC-004099
©1996 Forest Stewardship Council



feeding the future



Nutreco
Prins Frederiklaan 4
P.O. box 299
3800 AG Amersfoort
The Netherlands
tel. (31) 33 422 6100
fax (31) 33 422 6101
www.nutreco.com



'09

Samenvatting jaarverslag

feeding the future

Inhoud

Overzicht en strategie

OVERZICHT EN STRATEGIE
Profiel & financiële kerncijfers 2
Visie, missie, Feeding the Future 4
Belangrijkste financiële gegevens 6
Informatie over het Nutreco-aandeel 8

Voorwoord van de voorzitter van de Raad van Bestuur 12
Strategie 14
Ambities en strategische doelstellingen 18
Verslag van de Raad van Bestuur 20
Financiële resultaten 21
Vooruitzichten 25

Activiteiten en bedrijfsperformantie

OPERATIONELE GANG VAN ZAKEN 26
Bedrijfssegmenten Nutreco 27
Premix en speciaalvoer 28
Visvoer 30
Mengvoer Europa 32
Diervoeding Canada 34
Vlees en overige activiteiten 36

Innovatie 38
Duurzaamheid bij Nutreco 46
Human Resources 50

Governance en compliance

Corporate governance 52
Risicomanagement 58
Verantwoordelijkheidsverklaring 59

Verslag van de Raad van Commissarissen 60
Remuneration Committee 61
Audit Committee 62
Innovation & Sustainability Committee 63

Jaarrekening

JAARREKENING 65
Geconsolideerde winst- en verliesrekening 66
Geconsolideerde balans 67
Mutatieoverzicht van eigen vermogen 68
Geconsolideerd kasstroomoverzicht 69

Raad van Bestuur 70
Raad van Commissarissen 71

Profiel & financiële kerncijfers

Nutreco heeft een leidende positie in de wereld van diervoeding en visvoer.

Nutreco

Onze geavanceerde voeroplossingen zijn de basis voor voeding van miljoenen consumenten in de wereld. Kwaliteit, innovatie en duurzaamheid zijn verweven in onze bedrijfscultuur. Nutreco beschikt over een rijke historie van ruim 100 jaar kennis en ervaring; een solide fundament voor de toekomst. De onderneming heeft circa 9.700 medewerkers in 30 landen en verkoopt haar producten in 80 landen. Nutreco is genoteerd aan de NYSE Euronext-beurs in Amsterdam en had in 2009 een jaaromzet van circa EUR 4,5 miljard.

Omzet uit 'continuing operations' EUR 4.512 miljoen

Bedrijfsresultaat uit 'continuing operations' voor amortisatie (EBITA) EUR 175 miljoen

Winst na belasting uit 'continuing operations' EUR 93 miljoen

Gewone winst per aandeel uit 'continuing operations' EUR 2,61

Dividend per gewoon aandeel EUR 1,32

Nutreco: de onderneming achter sterke diervoedings- en visvoermerken

Nutreco behoort in omzet tot de top drie van diervoedingsondernemingen in de wereld.

Nutreco's Trouw Nutrition is wereldwijd de nummer twee in premixen.


Overig
88%
12%
Trouw Nutrition

De premix- en voerspecialiteitenindustrie is relatief geconcentreerd met vier spelers die wereldwijd een gezamenlijk marktaandeel van ongeveer 50% hebben.


Trouw Nutrition
INTERNATIONAL

Nutreco's Skretting is de grootste producent van zalmvoer ter wereld.


Overig
62%
38%
Skretting

De zalmvoerindustrie is geconcentreerd met drie spelers die wereldwijd een gezamenlijk marktaandeel van ongeveer 90% hebben. Skretting heeft ook een leidende positie in voer voor andere vissoorten.


SKRETTING

Nutreco heeft in verschillende regio's een leidende positie in de mengvoer- en vleesindustrie. Marktaandelen Nutreco:


Canada
77%
23%
Overig
Shur-Gain
& Landmark Feeds


Nederland
86%
14%
Overig
Hendrix UTD


Spanje
87%
13%
Overig
Nanta


Spanje
72%
28%
Overig
Sada


SHUR-GAIN


Landmark Feeds


HENDRIX


NANTA


SADA

feeding the future



FEEDING THE FUTURE

'Feeding the Future' is het gemeenschappelijke vertrekpunt van Nutreco. Het weerspiegelt onze ambitie, verbindt en inspireert onze medewerkers en geeft richting aan de activiteiten van vandaag en morgen. Het geeft aan dat onze betrokkenheid verder gaat dan het maken van winst.

De naam Nutreco is een afspiegeling van onze activiteiten en betrokkenheid: **nutr**ition, **eco**logy en **eco**nomy. Nutreco wil op duurzame wijze bijdragen aan de groeiende behoefte aan voedsel. Als diervoedingsonderneming vormen we een essentiële schakel tussen de producenten van grondstoffen die worden gebruikt in diervoeding en visvoer, en de boeren die vlees, vis, zuivelproducten en eieren produceren. Met onze kennis en ervaring van zowel ingrediënten als de samenstelling en productie van diervoeding en visvoer kunnen we bij uitstek de schaarse natuurlijke grondstoffen verwerken tot geavanceerde voerproducten. Voerproducten die bijdragen aan gezonde dieren en vissen en uiteindelijk een bijdrage leveren aan hoogwaardige voedingsproducten voor de mens. Met andere woorden, meer maken van minder.

VERDUBBELEN VOEDSELPRODUCTIE EN HALVEREN FOOTPRINT

Sinds 1996 organiseert Nutreco afwisselend de tweejaarlijkse conferenties AquaVision en Agri Vision

Visie

In een wereld met schaarse natuurlijke grondstoffen en een groeiende bevolking heeft Nutreco een leidende rol bij de ontwikkeling van de meest efficiënte en duurzame voeroplossingen voor veeteelt en viskweek.

Missie

Nutreco Nutreco heeft een leidende positie in de wereld van diervoeding en visvoer. Wij ontwikkelen en leveren duurzame producten van hoge kwaliteit. Door onze innovatieve producten en voerconcepten bereiken onze afnemers de beste resultaten in veeteelt en viskweek.




nutreco
feeding the future
can we feed 9 billion people in 2050 in a sustainable way?

voor stakeholders in de viskweek en landbouw. Tijdens deze conferenties bespreken de aanwezigen strategische vraagstukken en ideeën voor mogelijke nieuwe scenario's. Hoe de wereld op duurzame wijze te voorzien van voedsel was het onderwerp van Agri Vision 2009. Leiders uit het bedrijfsleven, de landbouw, de wetenschap en van ngo's spraken het vertrouwen uit dat het mogelijk is om in 2050 negen miljard mensen op duurzame wijze te voeden.

Om dat optimisme te delen, maar ook om besef te creëren dat er actie moet worden ondernomen, heeft Nutreco het boekje 'Feeding the Future' uitgegeven. In deze uitgave komen enkele belangrijke sprekers van de Agri Vision-conferentie aan het woord alsmede andere opinieleiders uit de landbouw, de wetenschap, ngo's en het bedrijfsleven. Ze geven aan welke uitdagingen er zijn en hoe we dankzij onze huidige en toekomstige kennis, vaardigheden en technologie in staat zullen zijn de wereld in 2050 te voeden. En dat dit kan zonder onze planeet uit te putten en met behoud van onze rijke biodiversiteit; met andere woorden, we kunnen onze voedselproductie verdubbelen en tegelijkertijd onze footprint halveren.

De uitdaging is helder. Er moet meer voedsel worden geproduceerd op een duurzamere wijze: meer met minder. Alles draait om efficiency; meer opbrengst genereren uit beperkte bronnen en tegelijkertijd de uitstoot ten laste van land, lucht en water verminderen. Maar daartoe zijn voldoende mogelijkheden.

Belangrijkste financiële gegevens

	2009	2008
Winst- en verliesrekening (EUR x miljoen)		
Omzet uit 'continuing operations'	4.512	4.943
Bedrijfsresultaat uit 'continuing operations' (EBIT)	158	172
Bedrijfsresultaat uit 'continuing operations' voor amortisatie (EBITA)	175	183
Bedrijfsresultaat voor afschrijving en amortisatie (EBITDA)	223	234
Winst na belasting uit 'continuing operations'	93	106
Winst over het boekjaar toekomend aan aandeelhouders van Nutreco	90	115
Balans (EUR x miljoen)		
Eigen vermogen toe te rekenen aan aandeelhouders van Nutreco	730	655
Balanstotaal	2.125	2.188
Geïnvesteerd vermogen	1.026	1.058
Nettoschuldpositie	-223	-367
Kasstroom (EUR x miljoen)		
Kasstroom uit bedrijfsactiviteiten	267	98
(Des)investering in groepsmaatschappijen	-31	-66
Investering in materiële vaste activa en immateriële activa	-54	-90
Ratio's 'continuing operations'		
Bedrijfsresultaat in % van omzet	3,5%	3,5%
Gemiddelde rentabiliteit op geïnvesteerd vermogen	17%	19%
Solvabiliteit (eigen vermogen gedeeld door balanstotaal)	34%	30%
Kerngegevens per aandeel (EUR)		
Gewone winst per aandeel uit 'continuing operations'	2,61	3,02
Winst over het boekjaar toekomend aan aandeelhouders van Nutreco	2,61	3,34
Dividend	1,32	1,43
Beurskoers ultimo jaar	39,29	23,52
Overige kerngegevens		
Gemiddeld aantal uitstaande aandelen (x duizend)	34.603	34.358
Aantal uitstaande aandelen ultimo jaar (x duizend)	34.995	34.279
Gemiddeld aantal medewerkers 'continuing operations'	9.120	9.185
Aantal medewerkers 'continuing operations' ultimo jaar	9.690	9.278

Omzet per segment 2009



Visvoer
28%
23%
Vlees en overige activiteiten
8%
Diervoeding Canada
Premix en speciaalvoer
22%
21%
Mengvoer Europa

Omzet[3]
(EUR x miljoen)



2.465
2.601
3.126
3.835
3.810
3.674
3.288
2.774
3.031
4.621
4.943
4.512
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09

EBITA per segment 2009[1]



Visvoer
34%
18%
Vlees en overige activiteiten
11%
Diervoeding Canada
Premix en speciaalvoer
36%
1% Mengvoer Europa

Bedrijfsresultaat voor amortisatie (EBITA)[4]
(EUR x miljoen)



82
97
137
182
145
123
112
118
116
155
183
175
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09

Omzet per regio 2009 – Diervoeding[2]
(EUR 2.333,2 miljoen)



23%
Noord-Amerika
Europa
70%
1% Zuid-Amerika
5%
Azië-Pacific
1% Rest van de wereld

Winst over het boekjaar toekomend aan aandeelhouders van Nutreco[5] *(EUR x miljoen)*



47
60
86
87
63
142 6
78
134
519
119
115
90
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09

Omzet per regio 2009 – Visvoer

(EUR 1.120,4 miljoen)



Noord-Amerika
11%
Europa
68%
10%
Zuid-Amerika
9%
Azië-Pacific
2% Rest van de wereld

Winst per aandeel uit 'continuing operations' *(EUR)*



1,75
2,11
2,96
3,06
2,32
1,91
2,29
2,83
3,05
3,24
3,02
2,61
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09

1 EUR 194,5 miljoen EBITA voor corporate kosten (EUR -19,3 miljoen) en bijzondere posten (EUR -5,2 miljoen).
2 Diervoeding bestaat uit de segmenten premix en speciaalvoer, mengvoer Europa en diervoeding Canada.
3 Omzet 2005-2009 uit 'continuing operations' (cijfers 2004-2009 gebaseerd op IFRS, cijfers 1998-2003 gebaseerd op D-GAAP).
4 EBITA 2005-2009 uit 'continuing operations' (cijfers 2004-2009 gebaseerd op IFRS, cijfers 1998-2003 gebaseerd op D-GAAP).

5 In 2005, 2006, 2007, 2008 en 2009 bedroeg het nettoresultaat uit 'continuing operations' toekomend aan aandeelhouders van Nutreco respectievelijk EUR 90, 104, 112, 104 en 90 miljoen. Met inbegrip van de boekwinst op de verkoop van 'discontinued operations' bedraagt het nettoresultaat respectievelijk EUR 134, 519, 119, 115 en 89 miljoen (cijfers 2004-2009 gebaseerd op IFRS; cijfers 1998-2003 gebaseerd op D-GAAP).
6 Nettoresultaat 2003 na bijzondere waardevermindering van EUR 193 miljoen.

Informatie over het Nutreco-aandeel

Beursnotering

Nutreco is sinds 3 juni 1997 genoteerd aan de NYSE Euronext Amsterdam. Nutreco is opgenomen in de Amsterdam Midkap Index (AMX). Op 31 december 2009 bedroeg de beurswaarde van Nutreco circa EUR 1.375 miljoen. Ultimo 2009 stonden in totaal 35.118.682 aandelen uit. Van dit aantal worden 123.913 aandelen door Nutreco in depot gehouden. In 2009 gaf Nutreco 250.000 nieuwe aandelen uit, voornamelijk ter dekking van de aandelen- en optieregeling voor de werknemers en het dividend in aandelen. Uit depot zijn in 2009 181.336 aandelen uitgegeven voor Nutreco-werknemers die hun aandelen- en optieregeling uitoefenden, 498.456 aandelen voor het uitkeren van aandelendividend en 35.919 aandelen voor het personeelsparticipatieplan.

Spreiding van het aandelenbezit

Indicatie spreiding van aandelen in %:	
Nederland	30
Verenigd Koninkrijk	25
Verenigde Staten en Canada	20
Noord-Europese landen	5
Duitsland	5
Frankrijk	5
Overige Europese landen	9
Overige landen	1
	100
Institutionele beleggers	90
Particuliere beleggers	10
	100

Meldingen krachtens de Wet Melding Zeggenschap

In het kader van de Wet Melding Zeggenschap in ter beurze genoteerde vennootschappen ontving de onderneming drie meldingen. Deze meldingen werden gedaan door:

ING Groep N.V.	9,55%
ASR Nederland N.V.	6,56%
MaesInvest B.V.	6,26%

Nutreco beschikt over 4.993.200 cumulatieve preferente aandelen 'A'. Deze cumulatieve preferente aandelen 'A' zijn niet genoteerd aan de aandelenbeurs. Deze aandelen bestonden al voor de beursgang in 1997. MaesInvest B.V. bezit op dit moment 2.496.600 cumulatieve preferente aandelen 'A' en 2.496.600 cumulatieve preferente aandelen 'A' zijn in bezit van de aandeelhouders van ASR Nederland N.V. Er werden gedurende het jaar geen nieuwe cumulatieve preferente aandelen 'A' uitgegeven.

Beleid Investor Relations (IR)

Het IR-beleid van Nutreco is erop gericht om (potentiële) investeerders tijdig en volledig te informeren over ontwikkelingen die relevant zijn voor de onderneming, zodat er een correct en duidelijk beeld ontstaat van de investeringsbeslissingen met betrekking tot Nutreco. Als beursgenoteerd bedrijf voldoet Nutreco aan de verplichting dat alle mededelingen waarheidsgetrouw en conform de regels en verplichtingen van Euronext en de Autoriteit Financiële Markten (AFM) moeten worden gedaan.

Koersgevoelige informatie wordt zonder vertraging via een persbericht verspreid. Iedereen kan zich via de Nutreco-website aanmelden om per e-mail dergelijke persberichten te ontvangen. Naast de financiële resultaten verstrekt de onderneming eveneens uitgebreide informatie over haar strategische keuzes en doelstellingen, en haar MVO-beleid. De centrale documenten voor de informatieverstrekking zijn het Jaarverslag en het Duurzaamheidsverslag. Ter gelegenheid van de presentatie van de halfjaarcijfers en de jaarcijfers organiseert Nutreco een analistenbijeenkomst, en voor de presentatie van de jaarcijfers tevens een persconferentie. Deze bijeenkomsten kunnen net als de vergadering van aandeelhouders worden gevolgd via een webcast.

Bovendien organiseert Nutreco regelmatig roadshows en neemt de onderneming deel aan conferenties voor beleggers, zowel institutionele als particuliere. Nutreco heeft er tevens voor gekozen om regelmatig interactie te hebben met haar aandeelhouders. Mede door deze contacten krijgt Nutreco een duidelijk beeld van hun wensen en overwegingen. Nutreco neemt ook een periode van 'stilte' in acht, waarin geen roadshows of bijeenkomsten met potentiële of huidige aandeelhouders worden georganiseerd. Deze periode duurt twee maanden voorafgaand aan de jaarcijfers, conform de geldende regulering. Voor de interimcijfers duurt de periode van 1 juli tot de dag van de publicatie van de interimcijfers. Voor de trading updates na het eerste en derde kwartaal duurt de periode van 1 april respectievelijk 1 oktober tot de dag van de publicatie van de trading update. Relevante informatie voor potentiële en actuele aandeelhouders is te vinden op de Nutreco-website onder de link 'Investor Relations'.

Directe vragen van investeerders kunnen per e-mail (ir@nutreco.com) of per telefoon (+ 31 33 422 6112) worden gericht aan de afdeling Investor Relations.

Dividendvoorstel 2009

Aan de Algemene Vergadering van Aandeelhouders die op 1 april 2010 wordt gehouden, zal worden voorgesteld om over het boekjaar 2009 een dividend van EUR 1,32 (2008: 1,43) per aandeel vast te stellen. Dit betekent een pay-out van 45% (2008: 45%) van het totale resultaat, exclusief bijzondere waardeverminderingen en het boekresultaat op afgestoten activiteiten, toekomend aan houders van gewone Nutreco-aandelen over de periode van 1 januari 2009 tot 31 december 2009. Deze pay-outratio is het maximale pay-outpercentage binnen het dividendbeleid van Nutreco, namelijk om een dividend tussen 35% en 45% uit te keren, zoals besloten in de jaarlijkse aandeelhoudersvergadering 2006.

In augustus 2009 heeft de onderneming al een interim-dividend van EUR 0,20 (2007: 0,40) per gewoon aandeel uitgekeerd. Nadat het dividendvoorstel is aangenomen, kan het resterende dividend van EUR 1,12 naar keuze van de aandeelhouder worden uitgekeerd in contanten of in gewone aandelen ten laste van de agioreserve. De ratio tussen de waarde van het stockdividend en het dividend in contanten zal worden bepaald aan de hand van de gewogen gemiddelde prijs gedurende de laatste drie handelsdagen van de optieperiode voor het stockdividend, te weten 19, 20 en 21 april 2010. Zowel het dividend in contanten als het stockdividend zullen op 27 april 2010 aan de aandeelhouders worden uitgekeerd.

Algemene Vergadering van Aandeelhouders

De Algemene Vergadering van Aandeelhouders vindt plaats op dinsdag 1 april 2010 in het NH Barbizon Palace Hotel te Amsterdam. De aanvang is 14.30 uur.

Kerncijfers per aandeel

(EUR)	2009	2008	2007	2005	2004 IFRS	2004	2003	2002
Winst over het boekjaar	2,61	3,34	3,46	3,90	2,29	2,13	-4,25	1,91
Winst over het boekjaar uit 'continuing operations'[1]	2,61	3,02	3,24	2,63	2,29	2,23	1,91	2,32
Dividend	1,32	1,43	1,64	1,52	0,53	0,53	0,53	0,67
Pay-out[2]	45%	45%	45%	35%	35%	35%	35%	35%
Hoogste koers	39,29	51,10	56,98	38,35	30,80	30,80	24,40	39,83
Laagste koers	23,65	21,40	37,87	20,30	17,60	17,60	11,65	11,54
Slotkoers	39,29	23,52	39,56	37,31	20,23	20,23	21,78	17,79
Gemiddeld aantal uitstaande aandelen (x duizend)	34.603	34.358	34.317	34.498	34.056	34.056	33.342	33.271
Aantal uitstaande aandelen (x duizend)	34.995	34.279	34.256	35.528	34.081	34.081	33.518	33.285
Beurswaarde tegen slotkoers[3] (EUR x duizend)	1.374.953	806.242	1.355.114	1.288.240	689.459	689.459	730.022	592.140

1 Voor 2002 tot en met 2004 is de winst over het boekjaar voor goodwillafschrijving en impairment.
2 De pay-outratio wordt berekend over de winst over het boekjaar toekomend aan aandeelhouders van Nutreco exclusief boekwinst en impairment.
3 De beurswaarde wordt berekend over uitstaande aandelen exclusief aandelen in depot.

Koers aandeel Nutreco vs. AEX



AEX (EUR)
Aandeel Nutreco (EUR)
1.200
1.000
800
600
400
200
0
60
55
50
45
40
35
30
25
20
15
10
5
0
AANDEEL NUTRECO
AEX
Acquisitie BASF
Acquisitie MLAN
Europese zalmprijzen op historisch dieptepunt
Super-dividend
Acquisitie Hydro Seafood
"Rebalancing for growth"
06-'97
01-'98
01-'99
01-'00
01-'01
01-'02
01-'03
01-'04
01-'05
01-'06
01-'07
01-'08
01-'09
01-'10

Aandelenkoers en volumeontwikkeling

In 2009 was de openingskoers van het aandeel EUR 24,00, terwijl de slotkoers aan het eind van het jaar EUR 39,29 bedroeg, een stijging van 63,7%. Over dezelfde periode daalde de AEX met 36,4% en de AMX met 63,6%.

Het gemiddelde dagelijkse handelsvolume op Euronext Amsterdam in 2009 bedroeg 205.862 aandelen, vergeleken met 310.371 aandelen per dag in 2008.

Belangrijke data

2010

11 februari 2010	Publicatie jaarcijfers 2009
1 april 2010	Algemene Vergadering van Aandeelhouders
7 april 2010	Ex-dividenddatum
7 april – 21 april 2010	Keuzeperiode
9 april 2010	Recorddatum
21 april 2010	Bepaling ruilverhouding slotdividend 2008
27 april 2010	Betaalbaarstelling slotdividend en levering gewone aandelen
29 april 2010	Trading update eerste kwartaal 2010
29 juli 2010	Publicatie halfjaarcijfers 2010 incl. interim-dividend
30 juli 2010	Ex-dividenddatum (interim-dividend)
30 juli – 13 augustus 2010	Keuzeperiode
3 augustus 2010	Recorddatum
13 augustus 2010	Bepaling ruilverhouding interim-dividend 2009
19 augustus 2010	Betaalbaarstelling interim-dividend
28 oktober 2010	Trading update derde kwartaal 2010

2011

10 februari 2011	Publicatie jaarcijfers 2010
28 maart 2011	Algemene Vergadering van Aandeelhouders

Voorwoord van de voorzitter van de Raad van Bestuur

Geachte stakeholder,

We zijn tevreden met de resultaten in 2009 ondanks de onzekere economische tijden. Nutreco heeft begin 2009 forse maatregelen genomen om de recessie het hoofd te bieden. Onze aanpak om werkkapitaal en kosten te verminderen heeft resultaat gehad. Na een moeizame start hebben we het jaar sterk afgesloten en zijn we goed gepositioneerd voor 2010. De vraag naar onze producten is in het tweede halfjaar toegenomen en dat is bemoedigend. We hebben in de tweede helft van 2009 een sterke stijging van de EBITA weten te realiseren in vergelijking met dezelfde periode in 2008. Graag wil ik bij het begin van deze inleiding op de samenvatting van het jaarverslag al onze medewerkers bedanken voor hun harde werk en enthousiasme die tot deze resultaten hebben geleid.

In 2009 was er in sommige regio's sprake van een lagere vraag naar voer, met name voor melkkoeien en varkens, als gevolg van de lage prijzen voor melk en varkensvlees. Boeren passen zich met kostenbesparende maatregelen snel aan dergelijke situaties aan, wat leidde tot een tijdelijke afname van de afzet in diervoeding. Onze premix- en speciaalvoeractiviteiten hebben goede resultaten geboekt. De fundamenten van de visvoeractiviteiten zijn solide en laten een sterke groei in Noorwegen zien. De groei in Noorwegen heeft de daling in Chili grotendeels gecompenseerd. De volumedaling was vooral het gevolg van lagere volumes als gevolg van de ISA-ziekte. De belangrijkste viskwekerijen hebben passende maatregelen genomen. We verwachten dat dit tot een herstel in volumes zal leiden. Dit is ook de verwachting van de Chileense autoriteiten. Onze mengvoeractiviteiten in Nederland hebben aan het begin van het jaar een verlies geleden en er werden maatregelen getroffen die de winstgevendheid hebben hersteld. In Spanje werden de pluimveeactiviteiten weer winstgevend, dankzij goede pluimveeprijzen en lagere voerkosten.

Nieuwe structuur en Raad van Bestuur. Om te zorgen dat Nutreco haar ambities kan waarmaken, hebben we een nieuwe structuur ingevoerd en de Raad van Bestuur uitgebreid. Aan het eind van het tweede kwartaal hebben we besloten Nutreco in drie divisies te herstructureren. Elke divisie is verantwoordelijk voor een aandachtsgebied, te weten specialties (premix en speciaalvoer), aquacultuur (visvoer), en agricultuur (mengvoer en vlees). Deze divisies worden nu geleid door Executive Vice-Presidents, die tevens deel uitmaken van de Raad van Bestuur.

De heer J.B. Steinemann, COO van Nutreco, verliet de onderneming in juni 2009 en is nu de CEO van Barry Callebaut. Wij willen hem bedanken voor zijn inspiratie en waardevolle bijdrage aan Nutreco. We willen ook graag de heer Y. Barbieux bedanken; zijn mandaat in de Raad van Commissarissen en als lid van het Remuneration Committee loopt ten einde tijdens de Algemene Aandeelhoudersvergadering in 2010. Zijn adviezen gedurende de afgelopen 12 jaar werden door ons zeer gewaardeerd.

R&D een integraal onderdeel van onze activiteiten. De Nutreco-research werd integraal onderdeel van onze activiteiten. Als onderdeel van de divisies zijn ze eerder op de hoogte van de marktbehoeften en kunnen ze sneller technische kennis en vernieuwende concepten met elkaar delen. Het versterkt het vermogen van de divisie om groei te bereiken door middel van innovatie en vergroot de ondersteuning van onze klanten.



Wout Dekker, Chief Executive Officer

We zijn ervan overtuigd dat de nieuwe structuur een belangrijke stap is op weg naar groei voor onze wereldwijde diervoedings- en visvoeractiviteiten en daarmee naar meer waarde voor al onze stakeholders. Daarnaast versterkt het ons vermogen om geavanceerde voedingsoplossingen te ontwikkelen.

Acquisities versterken marktposities. In 2009 hebben we met de overname van de diervoedingsactiviteiten van Cargill onze mengvoeractiviteiten in Spanje en Portugal versterkt. Door deze overname zijn de nummers één en drie in de Spaanse markt voor diervoeding samengevoegd. De samenvoeging van deze activiteiten zal kostenbesparend werken dankzij de optimalisering van productie en logistiek, terwijl hiermee ook fabrieksspecialisatie mogelijk wordt.

In november kondigden we de overname aan van 51% van de aandelen in Fri-Ribe, een Braziliaans bedrijf in diervoeding en visvoer, wat Nutreco een platform biedt voor verdere expansie in Brazilië. De acquisitie past perfect in onze groeistrategie om onze wereldwijde marktposities in speciaalvoer en visvoer te versterken en biedt belangrijke mogelijkheden voor de afzet van Nutreco's speciaalvoer. We zullen onze diervoedings- en visvoeractiviteiten verder ontwikkelen door autonome groei en acquisities, met een bijzondere nadruk op de groei van voeradditieven.

Verdubbeling voedselproductie en halvering footprint. Op de langere termijn zal de wereldwijde vraag naar voedsel toenemen, wanneer de economie herstelt en de wereldbevolking blijft groeien. De wereld staat voor een enorme uitdaging: voldoende voedsel produceren voor een groeiende wereldbevolking die steeds meer consumeert. Naarmate economieën ontwikkelen, stijgen de inkomens. En wanneer de mens meer verdient, consumeert hij meer proteïne, zoals vlees, vis, melk en eieren. Deze uitdaging hebben we in juni centraal aan de orde gesteld op de vijfde conferentie Agri Vision, die Nutreco elke twee jaar organiseert. De centrale vraag tijdens deze Agri Vision was: kan de wereld in 2050 negen miljard mensen op duurzame wijze van voedsel en energie voorzien?

De algemene reactie op de conferentie was dat innovatie, ondersteund door wetenschap en technologie, cruciaal is voor de toekomstige voedselzekerheid. Binnen die kennis van voeding is het vermogen om alternatieve ingrediënten te gebruiken en duurzame voedingsproducten te creëren essentieel geworden. Nutreco beschikt over de ervaring, kennis en innovatieve vermogens die hiervoor essentieel zijn. We doen bijvoorbeeld onderzoek naar voeradditieven, zoals enzymen, antioxidanten en organische zuren, om te kijken of we bijproducten uit de voedingsindustrie en de biobrandstofindustrie kunnen gebruiken in diervoeding. Voeradditieven kunnen in potentie de efficiency van het voer verhogen en de gezondheid van het dier verbeteren, terwijl de impact op het milieu afneemt. In 2010 publiceert Nutreco haar tiende Duurzaamheidsverslag. We zullen voor het eerst duurzaamheidsdoelstellingen in het beloningspakket van onze managers opnemen, met duidelijke doelstellingen om de CO_2-emissies bij onze activiteiten in 2015 gehalveerd te hebben. Duurzaamheid wordt een nog belangrijker onderdeel van ons businessmodel. Dankzij de vele initiatieven waarbij we betrokken zijn, zien we de toekomst met vertrouwen en inspiratie tegemoet. Onze slogan 'Feeding the Future' is een uiting van onze ambitie om een leidende rol te spelen in de ontwikkeling van geavanceerde voeroplossingen, waardoor ook onze onderneming verder zal groeien. Ik ben ervan overtuigd dat we op de goede weg zijn om deze ambitie te verwezenlijken."

Wout Dekker, Chief Executive Officer
1 maart 2010

Strategie

Nutreco blijft zich concentreren op haar groeistrategie in diervoeding en visvoer. Ons doel is om duurzame waarde te ontwikkelen voor al onze stakeholders. We streven ernaar om groei te realiseren in onze huidige markten en onze aanwezigheid op te bouwen in markten waar de vraag naar voedselproductie en de consumptie aan het veranderen zijn ten gevolge van de economische ontwikkelingen. Ten gevolge van die veranderingen zal de vraag stijgen naar producten en kennis die Nutreco kan leveren. Groei in de mengvoermarkten waarin Nutreco actief is, kan worden bereikt door actieve particaptie in het consolidatiesproces in deze landen.

Nutreco behoort in omzet tot de top drie van de diervoedingsondernemingen in de wereld. Nutreco heeft in Canada, Nederland en Spanje een leidende positie in de mengvoerindustrie. De markt voor premixen en speciaalvoer is wereldwijd meer geconcentreerd en Nutreco's dochtermaatschappij Trouw Nutrition is in die markt de nummer twee. Nutreco's dochtermaatschappij Skretting is met een marktaandeel van 38% de grootse producent van zalmvoer ter wereld en op het gebied van voer voor andere vissoorten nemen we eveneens toonaangevende posities in.

Om onze onderneming op lange termijn te kunnen laten groeien, dienen onze activiteiten en die van onze leveranciers en klanten duurzaam te zijn. Onderdeel van de duurzaamheidsstrategie is het verminderen van de klimaatnegatieve effecten van de eigen activiteiten van Nutreco en die in de waardeketen. Dat doen we door criteria te ontwikkelen voor het duurzaam inkopen van grondstoffen, door te investeren in onderzoek naar het terugdringen van methaan en andere emissies en door duurzame productinnovaties te ontwikkelen. Bovendien blijft Nutreco wereldwijd investeren in goede productiemethoden en zal de onderneming de uitstoot van CO_2 door haar fabrieken in 2015 gehalveerd hebben. Nutreco blijft daarnaast industriebrede initiatieven nemen om de duurzaamheid in de waardeketen te verbeteren.

We willen groei realiseren door:

1. Focus op nieuwe geografische regio's en markten die het vooruitzicht van structurele winstgroei in zich dragen; landen als Brazilië, China, Rusland en Vietnam

2. Deelname aan het proces van industrieconsolidatie in markten waar Nutreco op het gebied van mengvoer een leidende positie heeft (bijvoorbeeld Canada/ Noord-Amerika, Nederland en Spanje)

3. Verdere versterking van onze mondiale marktposities in speciaalvoer en visvoer, door autonome groei en acquisities

4. De uitvoering van Nutreco's innovatiestrategie om nieuwe duurzame producten en voeroplossingen te ontwikkelen die waarde creëren voor onze klanten en de ontwikkeling van producten en voeroplossingen met een grotere winstmarge

1. Focus op nieuwe geografische regio's en markten die het vooruitzicht van structurele winstgroei in zich dragen; landen als Brazilië, China, Rusland en Vietnam

Het aantal dieren in de veeteelt zal naar verwachting de komende jaren in Europa stabiliseren. Gedurende die periode vindt naar verwachting het merendeel van de bevolkingsgroei plaats in opkomende landen. Door de verstedelijking in die landen zal een steeds kleiner deel van de bevolking qua voedselproductie zelfvoorzienend worden. Op dit moment woont de helft van de wereldbevolking in steden. In 2050 is dat percentage gestegen tot 70%, waardoor meer mensen afhankelijk worden van voedsel dat door minder mensen wordt geproduceerd. In die opkomende landen vindt de voedselproductie op dit moment nog voornamelijk plaats op kleine schaal. Er vindt op dit moment echter een snelle overgang plaats naar professionelere, moderne landbouw- en veeteeltmethoden. Deze nieuwe generatie boeren heeft behoefte aan het soort voeroplossingen dat Nutreco te bieden heeft. Naarmate inkomens stijgen, neemt de vraag naar voeding toe en vindt er een verschuiving plaats naar voeding met dierlijke eiwitten. Dit betekent dat het aantal dieren in die landen zal toenemen en daarmee tevens de vraag naar diervoeding. Andere landen, zoals Rusland en sommige Latijns-Amerikaanse landen, beschikken over enorme natuurlijke hulpbronnen waarmee redelijk efficiënt landbouwproducten kunnen worden geproduceerd. Op basis van die sterke concurrentiepositie zullen zij niet alleen zelfvoorzienend worden maar ook exporteurs van vlees en vleesproducten. Identieke ontwikkelingen zien we in Zuidoost-Azië. De markt in landen als China (7-9%), Brazilië (5%) en Rusland (5%) groeit veel sterker dan die in West-Europa. Nutreco is van plan in te spelen op deze groeitrends en zal haar activiteiten in deze snel opkomende markten uitbreiden. De aanwezigheid van Nutreco buiten West-Europa bedraagt op dit moment circa 30%. Het is onze bedoeling om dit percentage de komende jaren in eerste instantie te verhogen naar 40%.

Deze regio's bieden goede groeikansen voor onze visvoerproducten en speciaalvoer, zoals hieronder wordt beschreven in punt 3 en 4.

---

2. Deelname aan het proces van industrieconsolidatie in markten waar Nutreco op het gebied van mengvoer een leidende positie heeft (bijvoorbeeld Canada/Noord-Amerika, Nederland en Spanje)

Vanuit haar historie heeft Nutreco een sterke positie in West-Europa op het gebied van mengvoer, met name in Spanje en Nederland. Dankzij een overname in 2007 is Nutreco eveneens toonaangevend in Canada. Zoals eerder genoemd is de autonome groei in die markten beperkt en kan groei van het marktaandeel alleen plaatsvinden als Nutreco een actieve rol speelt in het proces van industrieconsolidatie in die landen. Consolidatie levert extra EBITA op uit synergieën en efficiëntieverbetering, en dat verwachten we ook van de overname van twaalf mengvoerfabrieken van Cargill in Spanje en Portugal in 2009.

---

3. Verdere versterking van onze mondiale marktposities in speciaalvoer en visvoer, door autonome groei en acquisities

De positie van Nutreco op de markt voor premixen en speciaalvoer in West-Europa is in het Verenigd Koninkrijk, Nederland, België en Spanje relatief sterk met een marktaandeel ter grootte van 20 tot 30%. In opkomende economieën als Brazilië, China, Rusland en Vietnam en in andere regio's zoals Oost-Europa leidt de professionalisering van de veeteelt tot groei in die regio's. Omdat voerspecialiteiten een hoog niveau van kennis en technologie vereisen, bieden deze markten interessante mogelijkheden voor Nutreco om zich te vestigen en posities op te bouwen.

Visvoer

De volumegroei in aquacultuur is met gemiddeld 8% per jaar gedurende de afgelopen dertig jaar constant gebleven, terwijl de vangst van vis de afgelopen tien jaar min of meer constant is gebleven. De marktkansen die ontstaan door de maatregelen om de overbevissing van de zee terug te dringen alsook de groeiende vraag naar eiwitten zijn de drijvende kracht achter de verdere groei van de aquacultuur. Het percentage visproducten dat afkomstig is uit aquacultuur, stijgt gestaag. Uit FAO-statistieken blijkt dat in 2008 circa de helft van de consumptie van visproducten afkomstig was uit aquacultuur.

De wereldwijde vraag naar gekweekte vis zal blijven toenemen, en daarmee ook de markt voor visvoer. Skretting, Nutreco's visvoeronderneming, is erop gericht haar wereldwijde marktpositie te versterken. Skretting produceert visvoer voor meer dan veertig soorten en is wereldmarktleider op het gebied van zalmvoer. Op dit moment is zalmvoer goed voor 75% van de visvoeractiviteiten en heeft het bedrijf een sterke positie in alle grote zalmkweekgebieden ter wereld: Noorwegen, Chili, Schotland, Canada en Australië.

De activiteiten van Nutreco op het gebied van visvoer voor andere soorten dan zalm vinden voornamelijk plaats in Spanje, Italië, Frankrijk en Turkije. Het gaat daarbij om soorten als zoetwaterforel, zeebaars en zeebrasem. In Japan is Nutreco betrokken bij de productie van voer voor yellowtail en diverse andere vissoorten. Nutreco is van plan haar visvoeractiviteiten in Latijns-Amerika en Zuidoost-Azië uit te breiden en de komende jaren in die regio's een grotere positie op te bouwen. In deze gebieden neemt de kweek van soorten als tilapia, pangasius en garnalen in hoog tempo toe. Met de acquisitie van Fri-Ribe in Brazilië in 2009 hebben we de eerste stap gezet op het gebied van de productie van voer voor tilapia en garnalen.

Zuidoost-Azië produceert ongeveer 80% van alle kweekvis ter wereld. Sinds 2009 wordt er ook in Indonesië Skretting-visvoer geproduceerd. De eerste leverantie van barramundivoer vond plaats in februari 2010.

---

4. De uitvoering van Nutreco's innovatiestrategie om nieuwe duurzame producten en voeroplossingen te ontwikkelen die waarde creëren voor onze klanten en de ontwikkeling van producten en voeroplossingen met een grotere winstmarge

Speciaalvoerproducten zoals voeradditieven en zeer geconcentreerde premixen zijn producten met een hoge marge. Dankzij haar ervaring, kennis en innovatiekracht bevindt Nutreco zich in een goede positie om een portfolio van producten met een hoge marge op te bouwen. De marge op deze producten ligt in de orde van grootte van 5 tot 10%.

Gedurende 2009 werd de wereld zich meer bewust van de toekomstige vraag naar voedsel. Agricultuur en aquacultuur zullen de komende veertig jaar de productie aanzienlijk moeten verhogen, wil de geschatte wereldbevolking van negen miljard mensen in 2050 gevoed kunnen worden. Door de toename van de welvaart wordt het volume van de consumptiegroei van vlees en vis nog verder versterkt. Tegelijkertijd is er een groeiend besef van het belang van de gezondheid en het welzijn van dieren en de noodzaak om voedsel te produceren dat milieuvriendelijk en sociaal verantwoord is.

In reactie hierop verhogen boeren over de hele wereld hun productiviteit en verkorten ze hun productiecycli om grotere volumes te kunnen leveren. Tegelijkertijd voeren ze veranderingen door om de gezondheid van de dieren te verbeteren en duurzaamheid te verhogen. De speciaalvoerproducten en kennis van Nutreco helpen boeren om deze doelstellingen te bereiken, niet alleen door het productassortiment, maar ook door adviesprogramma's die gericht zijn op het behalen van optimale bedrijfsresultaten. Voeradditieven bijvoorbeeld kunnen bijdragen aan duurzame productie uit beschikbare grondstoffen, terwijl de uitstoot van broeikasgassen en andere negatieve milieueffecten worden verminderd. Tegelijkertijd besteedt Nutreco aandacht aan de verbetering van de eigen fabrieken en aan de duurzaamheid van de grondstoffen die we inkopen. Hierover leest u meer in het gedeelte over duurzaamheid op blz. 46-49.

Premixen en voeradditieven worden toegevoegd aan diervoeding om een dieet gezond en voedzaam te maken. Ze zorgen ervoor dat er voedingsstoffen als vitaminen en mineralen aanwezig zijn, en dragen bij aan efficiëntie en gezondheid, bijvoorbeeld door middel van producten die de verteerbaarheid bevorderen. Door het lage bijmengingspercentage – mengvoer bestaat bijvoorbeeld slechts voor 0,1 tot 5% uit premixen – is het economisch mogelijk om deze producten over grotere afstanden te vervoeren dan mengvoer. Om die reden is speciaalvoer een uitstekend middel voor Nutreco om haar aanwezigheid in nieuwe gebieden vorm te geven.

Nutreco's portfolio zal groeien naar producten met een hogere marge



Voeringrediënten
Basic FA
bijv. vitaminen
Macromineralen
bijv. voerfosfaten
Eiwitten
bijv. soja
Energie
bijv. graan
FA
bijv. gezondheidsproducten



Voerproducten
Pure/gemengde voeradditieven
Hoogconcentraatpremix
Premix/mineralen voor veevoer
Concentraten
Mengvoer
0.1-0.3%*
1-5%*
5-10%*
100%*
10%
6%
4%
3%
Marge
1%
5%
10%
100 %
Volume
Mondiaal
Lokaal

* *Bijmengingspercentage: percentage van bijmenging in het eindproduct*

Financiële doelstellingen

Voor de uitvoering van haar strategie heeft Nutreco een sterke financiële positie nodig, met name voor de financiering van overnames, voor onderzoek en ontwikkeling, en voor het betreden van nieuwe markten. Met onze sterke balans en marktposities zijn wij goed gepositioneerd om onze onderneming te laten groeien. Autonome groei en groei door overnames zullen niet alleen het bedrijfsresultaat verbeteren, maar ook het rendement op het totaal geïnvesteerd vermogen en eigen vermogen.

Onze financiële doelstellingen:
- Een bedrijfsresultaat (EBITA) als percentage van de omzet van 5%
- Een rendement op geïnvesteerd vermogen voor belasting en rente van minimaal 15%
- Een verhouding nettoschuld/EBITDA van minder dan 3
- Een verhouding nettoschuld/eigen vermogen van maximaal 1

Ambities en strategische doelstellingen

Afnemers:

efficiënte en duurzame voeroplossingen

Ambities

Een assortiment aanbieden van duurzame en gezonde voedingsproducten en -concepten voor dieren die oplossingen bieden voor en ondersteuning geven aan het bereiken van de beste bedrijfsresultaten voor onze klanten.

Strategische doelen

- Veilige producten bieden op basis van Nutrace, de unieke Nutreco feed-to-foodkwaliteitsnormen en -protocollen.
- Innovatieve producten en voerprogramma's aanbieden.
- Wereldwijde inkoopkracht en nutritionele kennis versterken om waarde voor onze afnemers te creëren.
- Onze activiteiten uitoefenen op een duurzame wijze.

Acties gedurende 2009

- Het versnellen van de implementatie van nieuwe inzichten in de voedingsbehoeften van dieren, het bepalen van de toepassingsmogelijkheden van alternatieve grondstoffen en het ontwikkelen van een effectiever beheer van voergebruik op de boerderij.
- Het aantonen van de effectiviteit van voeradditieven ter verbetering van het immuunsysteem van vee en vis.
- De innovaties van Nutreco's R&D hebben in 2009 geleid tot vele nieuwe producten, productverbeteringen en een betere klantenservice. Enkele van deze innovaties waren MicroBalance™ voor voer voor zalmachtigen, de voerbehoefteberekeningsmodellen Novalac, Newton en Rumenac, en Fylax® Forte-schimmelremmer voor grondstoffen en mengvoer. Voor meer informatie kunt u blz. 44-45 van dit rapport raadplegen.
- Het uitbreiden van het bereik van Nutrace en Nutreco Procurement door recente acquisities.
- Het openen van een nieuwe fabriek voor premixen in de buurt van Jakarta, Indonesië. De fabriek is een basis voor Trouw Nutrition in de regio Zuidoost-Azië, met de mogelijkheid voor verdere ontwikkeling in deze groeiende markt.
- Het openen van een geavanceerde fabriek voor speciaalvoer in Mozzecane, Italië.

Personeel:

ontwikkelen voor onze toekomst

Ambities

Een veilige en stimulerende werkomgeving bieden die de betrokkenheid van de medewerkers aanmoedigt, alle medewerkers in staat stelt hun capaciteit te ontplooien en ruimte creëert voor innovatie.

Strategische doelen

- Door training en ontwikkeling carrièrekansen bieden aan alle medewerkers.
- Ons bezoldigingsbeleid verder ontwikkelen, waardoor wij de kans op succes bij het aantrekken van talent in alle landen, markten en expertisegebieden vergroten.
- Een sterke en aantrekkelijke lokale en corporate identiteit ontwikkelen, waardoor getalenteerde medewerkers worden aangetrokken en behouden.

Acties gedurende 2009

- De voortzetting van de uitwisseling van best practices door het ondernemingsbrede HR Leadership Team, alsmede de samenwerking in projecten als P@CT (People & Career Tool) en e-recruitment.
- De implementatie van P@CT in 29 landen. De tool is beschikbaar in zeven talen.
- De ontwikkeling van een nieuw instrument voor functie-evaluatie om betere internationale mobiliteit binnen Nutreco mogelijk te maken en de managementontwikkelingsprocessen te ondersteunen.
- Het tweede tweejarige programma 'Expanding Horizons' is met succes afgerond. Dit programma is gericht op de ontwikkeling van talent met belangstelling voor internationale carrière
- De implementatie van beleid dat het management moet helpen zich voor te bereiden op het uitbreken van een zeer besmettelijke ziekte, zoals de griep die wordt veroorzaakt door het H1N1-virus, ook wel bekend als de Mexicaanse griep of varkensgriep.

Aandeelhouders:

waarde creëren door een goede afweging tussen risico en rendement

Ambities

Verbeteren van het rendement op het totaal geïnvesteerd vermogen en eigen vermogen door verhoging van het bedrijfsresultaat, zowel door autonome groei als door acquisities, in combinatie met een sterke kasstroom en efficiënte balans.

Strategische doelen

- Waarde creëren voor aandeelhouders door leidende posities in diervoeding en visvoer in combinatie met een efficiënte kapitaal- en belastingstructuur, waardoor een rentabiliteit op geïnvesteerd vermogen voor belasting van minimaal 15% mogelijk wordt.
- Een bedrijfsresultaat (EBITA) als percentage van de omzet van 5%.
- Een verhouding nettoschuld/EBITDA van minder dan 3.
- Een rentedekking van meer dan 5.
- Een verhouding nettoschuld/eigen vermogen van minder dan 1.
- Het uitkeren van een dividend van circa 45% van de winst beschikbaar voor houders van gewone aandelen.
- Ervoor zorgen dat de verstrekking van koersgevoelige informatie tijdig, evenwichtig en correct plaatsvindt, en dat de informatie wordt verspreid overeenkomstige alle van toepassing zijnde wettelijke voorschriften en voorschriften voor de aandelenhandel.

Acties gedurende 2009

- Nutreco heeft het accent gelegd op groei in de segmenten speciaalvoer, voeradditieven en visvoer met hogere marges.
- Acquisities in diervoeding en visv oer voor een totaalbedrag van ca. EUR 50 miljoen betekenden een verdere versterking van het bedrijf.
- Nutreco heeft een ondernemingsbreed programma uitgevoerd voor het verminderen van werkkapitaal en operationele kosten. Het nettowerkkapitaal als percentage van de omzet verbeterde tot 3,0% (5,1% in 2008).
- Verbeteringen van de belangrijkste financieringsverhoudingen. De verhouding nettoschuld/EBITDA verbeterde tot 1,0 (2008: 1,57), de rentedekking tot 7,1 (2008: 7,5) en de verhouding nettoschuld/eigen vermogen tot 0,30 (2008: 0,56).

Partners:

een goede partner zijn voor alle stakeholders

Ambities

Nutreco's doelstellingen realiseren door een goede partner te zijn voor stakeholders, zoals afnemers, toeleveranciers, universiteiten en NGO's.

Strategische doelen

- Nieuwe producten en concepten ontwikkelen door samen te werken met klanten, leveranciers en wetenschappelijke instellingen. Deze producten dienen een bijdrage te leveren aan een efficiëntere bedrijfsvoering van onze klanten en dienen hun te helpen hun winsten en resultaten te verbeteren ten aanzien van dierenwelzijn, voedselveiligheid en kwaliteit.
- Meerjarige leveringscontracten sluiten met toeleveranciers, waardoor de beschikbaarheid van hoogwaardig voer aan de klanten van Nutreco wordt gegarandeerd op basis van duurzaam gebruik van natuurlijke hulpbronnen.

Acties gedurende 2009

- In juni 2009 organiseerde Nutreco de vijfde Agri Vision-conferentie. Op deze conferentie kwamen 375 leiders van agri-ondernemingen uit 44 landen bijeen. Ze luisterden gedurende drie sessies van een halve dag naar presentaties van 20 topmanagers uit het bedrijfsleven en landbouwwetenschappers. Het thema van Agri Vision 2009 was de uitdaging om in 2050 de wereldbevolking van negen miljard mensen van voedsel te voorzien.
- Nutreco Procurement is strategische samenwerkingsverbanden aangegaan met toeleveranciers.
- In 2009 heeft Nutreco informatie geleverd aan het eerste milieurapport van de European Feed Manufacturers' Federation en samengewerkt aan de opstelling ervan.

Samenleving:

verdubbeling voedselproductie en halvering footprint

Ambities

Nutreco wil een bijdrage leveren aan de oplossing van de toenemende problematiek op het terrein van voedselzekerheid en klimaatverandering waarmee de wereld wordt geconfronteerd.

Strategische doelen

- To De maatschappelijke rol van Nutreco voortdurend beoordelen en verbeteren door de positieve bijdragen van de onderneming te vergroten en de impact van de activiteiten terug te dringen.
- Het opnemen van duurzaamheids-doelstellingen in het beloningspakket van alle Nutreco-managers en duurzaamheid een integraal onderdeel maken van de bedrijfscultuur van Nutreco.
- Het accent leggen op vooruitgang in Nutreco's duurzaamheidsthema's: verantwoordelijkheid ten opzichte van natuurlijke hulpbronnen waaronder klimaatverandering, feed-to-foodkwaliteit, Nutreco-mensen en investering in de gemeenschap.

Acties gedurende 2009

- Nutreco heeft duurzaamheidsbeleid ontwikkeld en duurzaamheidsdoelstellingen zijn opgenomen in het beloningspakket van Nutreco-managers voor 2010, waaronder een duidelijke doelstelling de CO_2-uitstoot van de Nutreco-activiteiten in 2015 gehalveerd te hebben.
- Er is een Innovation & Sustainability Committee in het leven geroepen bestaande uit drie leden van de Raad van Commissarissen.
- Skretting heeft deelgenomen aan de bijeenkomst Salmon Aquaculture Dialogue die werd georganiseerd door WWF USA en die in maart 2009 werd gehouden in Boston (VS).
- Nutreco was en is actief lid van de Round Table on Responsible Soy, de Dutch Soya Task Force en de Roundtable on Sustainable Palm Oil.
- In februari is in Bangladesh een project gelanceerd met als doel om arme families kansen te bieden op een betere toekomst door middel van geïntegreerde landbouw. Nutreco levert zowel financiële steun als expertise.



Van links naar rechts:
Cees van Rijn, Chief Financial Officer
Wout Dekker, Chief Executive Officer
Frank Tielens, Executive Vice-President Specialties
Knut Nesse, Executive Vice-President Aquaculture
Jerry Vergeer, Executive Vice-President Agriculture

Verslag van de Raad van Bestuur

- Omzet 2009 EUR 4.511,7 miljoen; impact lagere volumes beperkt tot 3,7%
- Bedrijfsresultaat 2009 EUR 175,2 miljoen; 3,8% lager dan in 2008
- EBITA tweede halfjaar EUR 133,6 miljoen; 33,9% hoger dan vorig jaar
- Nutreco stelde financiering zeker met een nieuwe doorlopende kredietfaciliteit en een onderhandse emissie, en handhaafde een sterke balans.
- De acquisitie van twaalf mengvoerfabrieken van Cargill in Spanje en Portugal versterkt de positie van Nutreco als marktleider.
- De acquisitie van 51% van de aandelen in Fri-Ribe in Brazilië; een uitstekend platform voor groei in één van de belangrijkste groeimarkten
- Ondernemingsbrede programma's ter verlaging van het werkkapitaal en de operationele kosten dragen bij aan het resultaat.
- Sterke kasstroom door vermindering van het nettowerkkapitaal met EUR 98 miljoen
- Dividendvoorstel van EUR 1,32 per aandeel; pay-outratio 45%

In een jaar vol economische uitdagingen heeft Nutreco met succes verschillende financiële maatregelen genomen en tegelijkertijd goede prestaties geleverd. Het resultaat was een uitstekend tweede halfjaar van 2009. Nutreco is dan ook goed gepositioneerd voor 2010 om autonome groei te realiseren in combinatie met doelgerichte acquisities.

Nutreco heeft in 2009 in alle werkmaatschappijen een programma geïmplementeerd voor het beheer van het werkkapitaal met aanzienlijk betere kasstromen als resultaat. De nettoschuld ging met EUR 144,2 miljoen omlaag van EUR 367,1 miljoen naar EUR 222,9 miljoen per 31 december 2009. Samen met de herfinanciering van Nutreco, middels een onderhandse plaatsing in de VS en een nieuwe doorlopende kredietfaciliteit, heeft Nutreco voldoende financiële ruimte voor acquisities, waardoor het bedrijf acquisities zoals die in Spanje en Brazilië kon realiseren.

In 2010 blijft Nutreco zich concentreren op acquisitiemogelijkheden, bijvoorbeeld op het gebied uitbreiding van visvoer en speciaalvoer in Latijns-Amerika, Zuidoost-Azië (met name China en Vietnam) en in Rusland. Tegelijkertijd richt Nutreco zich op autonome groei voor deze activiteiten en blijft de onderneming op zoek naar mogelijkheden om deel te nemen aan de marktconsolidatie in Noord-Amerika, Nederland en Spanje.

Kerncijfers (EUR x miljoen)	2009	**2008**	**Verschil**
Omzet uit 'continuing operations'	4.511,7	4.943,1	-8,7%
Bedrijfsresultaat voor bijzondere posten en amortisatie (EBITA)	175,2	182,1	-3,8%
Bedrijfsresultaat uit 'continuing operations' (EBIT)	157,9	172,1	-8,3%
Winst na belasting uit 'continuing operations'	93,0	105,8	-12,1%
Gewone winst per aandeel uit 'continuing operations' (EUR)	2,61	3,02	-13,6%
Dividend per gewoon aandeel (EUR)	**1,32**	**1,43**	**-7,7%**

De omzet uit 'continuing operations' van Nutreco bedroeg EUR 4.511,7 miljoen, een daling van EUR 431,4 miljoen, oftewel 8,7% in vergelijking met 2008. Deze daling was het gevolg van prijseffecten (4,5%) die grotendeels verband hielden met het doorberekenen van lagere grondstoffenprijzen voor mengvoer. De volumeontwikkeling bedroeg in 2009 -3,7% in vergelijking met 2008; vergeleken met de afname in het eerste halfjaar (-7,1%) zien we echter een herstel van het volume van 3,4% in het tweede halfjaar. De bijdrage van acquisities was 0,9% en het wisselkoerseffect bedroeg -1,4%, wat voornamelijk werd veroorzaakt door de Amerikaanse dollar.

(EUR x miljoen) **Omzet per segment 'continuing operations'**	2009	**2008**	**Verschil**
Omzet aan derden			
Premix en speciaalvoer	1.000,7	1.069,4	-6,4%
Visvoer	1.120,4	1.169,9	-4,2%
Mengvoer Europa	949,9	1.219,7	-22,1%
Diervoeding Canada	382,6	398,0	-3,9%
Vlees en overige activiteiten	1.058,1	1.086,1	-2,6%
Omzet 'continuing operations'	**4.511,7**	**4.943,1**	**-8,7%**

Acquisities

De omzet is door acquisities met 0,9% gegroeid. In 2009 heeft Nutreco met de overname van de diervoedingsactiviteiten van Cargill haar mengvoeractiviteiten in Spanje en Portugal versterkt, wat in november door de Europese mededingingsautoriteit is goedgekeurd. De acquisitie omvat de twaalf Spaanse en Portugese productiefaciliteiten voor mengvoer van Cargill, met een productievolume van circa 700.000 ton en een jaaromzet van circa EUR 240 miljoen.

Na de integratie en transformatie zullen de verworven activiteiten naar verwachting binnen twee jaar eenzelfde operationele marge opleveren als de bestaande mengvoeractiviteiten van Nutreco op het Iberisch schiereiland. De samenvoeging van deze activiteiten zal kostenbesparend werken dankzij de optimalisering van productie en logistiek, terwijl hiermee ook fabrieksspecialisatie mogelijk wordt.

In november kondigde Nutreco de overname aan van 51% van de aandelen in Fri-Ribe, een Braziliaans bedrijf in diervoeding en visvoer, wat Nutreco een platform biedt voor verdere expansie in Brazilië. Het bedrijf heeft vijf fabrieken en zes verkoopkantoren in het centrale en noordoostelijke gedeelte van Brazilië en had in 2008 een jaaromzet van EUR 47 miljoen. Over het hele jaar daalde de EBITA voor bijzondere posten met 3,8% naar EUR 175,2 miljoen (2008: EUR 182,1 miljoen). In het tweede halfjaar van 2009 steeg de EBITA voor bijzondere posten ten opzichte van 2008 met 33,9% tot EUR 133,6 miljoen.

EBITA

Premix en speciaalvoer behaalde in 2009 goede resultaten dankzij een sterke focus op producten met een hogere toegevoegde waarde. De EBITA daalde met -16,3% tot EUR 70,4 miljoen (2008: EUR 84,1 miljoen). De EBITA in 2008 was inclusief

Omzetontwikkeling 2009

Volume -3.7% | Prijs -4.5% | Acquisities +0.9% | Valuta -1.4% | Totaal -8.7%

(EUR x miljoen)	2009	**2008**	**Verschil**
Bedrijfsresultaat voor bijzondere posten en amortisatie (EBITA) per segment 'continuing operations'			
Premix en speciaalvoer	70,4	84,1	-16,3%
Visvoer	66,4	67,7	-1,9%
Mengvoer Europa	1,6	29,4	-94,6%
Diervoeding Canada	21,8	20,9	4,3%
Vlees en overige activiteiten	34,3	-0,4	-
Corporate	-19,3	-19,6	-1,5%
EBITA 'continuing operations' voor bijzondere posten	**175,2**	**182,1**	**-3,8%**
Herstructureringsactiviteiten	-11,8	-9,4	
Negatieve goodwill	11,2	10,2	
Bijzondere waardevermindering	- 7,5	-	
Overig	2,9	-	
Totaal bijzondere posten	**-5,2**	**0,8**	-
Totaal EBITA 'continuing operations'	**170,0**	**182,9**	**-7,1%**

baten van EUR 20 miljoen in verband met een gunstige grondstoffenpositie in een markt met gestegen prijzen.

Visvoer noteerde een 1,9% lagere EBITA van EUR 66,4 miljoen in vergelijking met de EUR 67,7 miljoen in 2008. Een sterke volumegroei in Noorwegen weegt grotendeels op tegen de volumedaling in Chili, waar minder vraag is naar visvoer vanwege de daling van de zalmvolumes bij de viskwekerijen ten gevolge van de ISA-ziekte. De resultaten voor visvoer voor andere gekweekte vissoorten ontwikkelden zich goed en waren in lijn met die van het voorgaande jaar.

De EBITA van mengvoer Europa bedroeg EUR 1,6 miljoen in vergelijking met EUR 29,4 miljoen in 2008. De daling van de EBITA wordt hoofdzakelijk veroorzaakt door een eenmalig verlies van circa EUR 20 miljoen in de Nederlandse activiteiten in het eerste halfjaar van 2009. Er zijn maatregelen getroffen om de winstgevendheid in Nederland te herstellen. Deze maatregelen hebben bijgedragen aan een EBITA van EUR 14,5 miljoen in het tweede halfjaar en een kleine winst over het hele jaar.

De EBITA van diervoeding Canada steeg met 4,3% tot EUR 21,8 miljoen (2008: EUR 20,9 miljoen). Kostenbesparingen na herstructurering hebben geresulteerd in een iets hogere EBITA-marge.

Vlees en andere activiteiten lieten een stijging zien van de EBITA van EUR 34,3 miljoen in vergelijking met een klein verlies van EUR 0,4 miljoen in 2008. Pluimvee en varkensvlees in Spanje waren grotendeels verantwoordelijk voor de stijging en laten een sterk herstel zien. De terugkeer naar winstgevendheid bij pluimvee was te danken aan lagere voerprijzen en een stabiele vraag. Ook de Spaanse varkensactiviteiten profiteerden van lagere voerprijzen dan in 2008 en werden in 2009 weer winstgevend. De pluimveebroederijen in Canada hebben goede resultaten geboekt dankzij de grote vraag naar eieren voor de productie van vaccins voor de farmaceutische industrie.

Bijzondere posten zijn posten die niet-operationele inkomsten en/of winsten en kosten en/of verliezen bevatten die over het algemeen geen verband houden met de normale gang van zaken. Dit zijn over het algemeen herstructureringskosten, bijzondere waardeverminderingen en negatieve goodwill. Een groot deel van de herstructureringskosten voor 2009 houdt verband met de acquisitie van de mengvoeractiviteiten van Cargill in Spanje en Portugal. De negatieve goodwill ontstond uit de overgenomen activiteiten van Cargill in Spanje en Portugal. De bijzondere waardevermindering heeft voornamelijk te maken met de overgenomen activa van Maple Leaf Animal Nutrition (2007) en van Cargill in Spanje.

De herstructureringskosten voor 2008 houden voornamelijk verband met de acquisitie van Copaga en Marine Feed en de negatieve goodwill ontstond uit de acquisities van Marine Feed, Copaga en Biofactory.

(EUR x miljoen)

Winst over het boekjaar

	2009	2008	Verschil
EBITDA	**222,7**	**233,5**	**-4,6%**
Afschrijvingen	-52,7	-50,6	-4,2%
EBITA	**170,0**	**182,9**	**-7,1%**
Amortisatie	12,1	10,8	0,9%
Bedrijfsresultaat (EBIT) uit 'continuing operations'	**157,9**	**172,1**	**-8,3%**
Financiële baten	5,9	6,3	
Financiële lasten	-38,3	-38,1	
Valutakoersresultaat	0,8	0,6	
Nettofinancieringslasten	**-31,6**	**-31,2**	**1,3%**
Aandeel in resultaten geassocieerde deelnemingen	1,4	2,1	
Winst voor belastingen uit 'continuing operations'	**127,7**	**143,0**	**-10,7%**
Winstbelastingen	-34,7	-37,2	
Winst na belasting uit 'continuing operations'	**93,0**	**105,8**	**-12,1%**
Winst na belastingen uit 'discontinued operations'	-	11,1	
Boekwinst op verkoop discontinued operations', na inkomstenbe-			
Winst na belastingen uit 'discontinued operations'	-	-	
	-	11,1	
Winst over het boekjaar	**93,0**	**116,9**	**-20,4%**
Toe te rekenen aan:			
Aandeelhouders van Nutreco	90,3	114,8	
Minderheidsbelang	2,7	2,1	
Winst over het boekjaar	**93,0**	**116,9**	**-20,4%**

Nettofinancieringslasten in lijn met 2008

De nettofinancieringslasten uit 'continuing operations' bedroegen EUR 31,6 miljoen (2008: EUR 31,2 miljoen).

De financiële baten daalden tot EUR 5,9 miljoen (2008: EUR 6,3 miljoen), hoofdzakelijk door lagere rentepercentages voor de korte termijn.

De financiële lasten bleven met EUR 38,3 miljoen ongeveer gelijk (2008: EUR 38,1 miljoen); de hogere rentepercentages voor de lange termijn werden gecompenseerd door een gemiddeld lagere schuld. De gestegen financiële lasten waren een gevolg van de herfinanciering in 2009. De financiële lasten omvatten tevens het dividend van EUR 3,6 miljoen (2008: EUR 4,5 miljoen) op de cumulatief preferente aandelen. Het valutaresultaat bedroeg EUR 0,8 miljoen (2008: EUR 0,6 miljoen).

Winstbelastingen

De winst na belastingen uit 'continuing operations' daalde van EUR 37,2 miljoen tot EUR 34,7 miljoen. De effectieve belastingdruk op 'continuing operations' in 2009 bedroeg 27,2% (2008: 26,0%). Verwacht wordt dat de effectieve belastingdruk in 2010 26 tot 28% zal bedragen.

Winst over het boekjaar

De winst na belastingen uit 'continuing operations' daalde van EUR 105,8 miljoen tot EUR 93,0 miljoen. De winst per gewoon aandeel voor 'continuing operations' daalde met 13,6% tot EUR 2,61 (2008: EUR 3,02). De winst over het boekjaar toekomend aan aandeelhouders van Nutreco bedroeg EUR 90,3 miljoen (2008: EUR 114,8 miljoen).

Kasstroom en investeringen

De nettokasstroom uit bedrijfsactiviteiten verbeterde van EUR 98,0 miljoen naar EUR 267,0 miljoen. Dit was voornamelijk het resultaat van een sterke verbetering in het werkkapitaal. De afname van het werkkapitaal bedroeg EUR 98,4 miljoen vergeleken met een toename van EUR 51,7 miljoen in 2008. Deze verbetering was onder andere te danken aan ondernemingsbrede maatregelen om het werkkapitaal te verminderen en aan lagere grondstoffenprijzen in vergelijking met vorig jaar. Verdere verbeteringen in de kasstroom waren het gevolg van de vermindering van de investeringen. De investeringen daalden in 2009 van EUR 81,3 miljoen naar EUR 54,1 miljoen. Nutreco investeerde in nieuwe productiefaciliteiten in Italië, Indonesië en Polen voor premix en speciaalvoer. In Turkije werd een nieuwe fabriek voor visvoer geopend. Bovendien investeerde Nutreco in projecten voor het verhogen van de efficiëntie en in moderniserings- en vervangingsprojecten.

Sterke kasstroompositie en kapitaalstructuur

Vergeleken met het afgelopen jaar daalde de nettoschuld met EUR 144,2 miljoen tot EUR 222,9 miljoen (2008: EUR 367,1 miljoen) voornamelijk als gevolg van de vermindering van het werkkapitaal. Het totale eigen vermogen bedroeg op 31 december 2009 EUR 740,7 miljoen (2008: EUR 665,5 miljoen). De verhouding nettoschuld/EBITDA daalde naar 1,00 vergeleken met 1,57 in 2008. Tevens verbeterde de verhouding nettoschuld/eigen vermogen van 0,56 naar 0,30 op 31 december 2009.

Op 8 april 2009 heeft Nutreco een emissie gedaan van USD 150 miljoen in senior notes via een onderhandse plaatsing in de Verenigde Staten. Deze notes zijn gedeeltelijk gebruikt voor de aflossing van een tranche van USD 46 miljoen afkomstig van de in 2004 uitgegeven notes en voor de herfinanciering van bestaande bankschulden. De senior notes bestaan uit drie tranches met looptijden van vijf, zeven en tien jaar en zijn geplaatst bij zes institutionele beleggers. Op 20 mei 2009 heeft Nutreco haar bestaande doorlopende kredietfaciliteit weten te herfinancieren die in maart 2010 zou vervallen. De nieuwe faciliteit bedraagt EUR 550 miljoen en heeft een looptijd van drie jaar. De faciliteit wordt ondersteund door een internationale bankengroep.

Met zowel de onderhandse plaatsing als de nieuwe doorlopende kredietfaciliteit heeft Nutreco het looptijdprofiel van haar schulden verlengd en is extra liquiditeit verkregen.

Dividend in lijn met beleid van 45% pay-out

Aan de algemene vergadering van aandeelhouders die op 1 april 2010 wordt gehouden, zal worden voorgesteld om over het boekjaar 2009 een dividend van EUR 1,32 (2008: 1,43) per aandeel vast te stellen. Dit betekent een pay-out van 45% (2008: 45%) van het totale resultaat toekomend aan houders van gewone Nutreco-aandelen over de periode van 1 januari 2009 tot 31 december 2009, exclusief bijzondere waardeverminderingen en het boekresultaat op afgestoten activiteiten. Deze pay-outratio is het maximale pay-outpercentage binnen het dividendbeleid van Nutreco, namelijk om een dividend tussen 35% en 45% uit te keren, zoals besloten in de jaarlijkse aandeelhoudersvergadering 2006. In augustus 2009 heeft de onderneming al een interim-dividend van EUR 0,20 (2008: 0,40) per gewoon aandeel uitgekeerd. Nadat het dividendvoorstel is aangenomen, kan het resterende dividend van EUR 1,12 naar keuze van de aandeelhouder worden uitgekeerd in contanten of in gewone aandelen ten laste van de agioreserve. De ratio tussen de waarde van het stockdividend en het dividend in contanten zal worden bepaald aan de hand van de gewogen gemiddelde prijs gedurende de laatste drie handelsdagen van de optieperiode voor het stockdividend, te weten 19, 20 en 21 april 2010. Zowel het dividend in contanten als het stockdividend zullen op 27 april 2010 aan de aandeelhouders worden uitgekeerd. Nutreco heeft de intentie om de noodzakelijke aandelen op de markt te kopen.

Strategische agenda 2010 en vooruitzichten

Nutreco blijft zich concentreren op groei in diervoeding en visvoer. In 2010 zal Nutreco zich richten op:

- Nieuwe geografische regio's en markten met het oog op structurele winstgroei in landen als Brazilië, China, Rusland en Vietnam
- Deelname aan het consolidatieproces van de sector in markten waar Nutreco een leidende positie heeft (Canada/Noord-Amerika, Nederland en Spanje)
- Verdere versterking van haar mondiale marktposities in speciaalvoer en visvoer door autonome groei en acquisities
- De uitvoering van Nutreco's innovatiestrategie om nieuwe duurzame producten en voeroplossingen te ontwikkelen die waarde creëren voor onze klanten en de ontwikkeling van producten met een grotere winstmarge

Hoewel de economische omstandigheden onzeker blijven, zijn wij van oordeel dat ons businessmodel en de spreiding van activiteiten de nodige stabiliteit bieden in deze moeilijke tijden. Behoudens onvoorziene omstandigheden verwacht Nutreco een EBITA voor bijzondere posten van ten minste EUR 50 miljoen (2009: EUR 41,6 miljoen) in het eerste halfjaar van 2010. Nutreco zal verder investeren in capaciteitsuitbreiding en fabrieksoptimalisatie in verband met de verwachte volumegroei en de acquisitie van de mengvoerfabrieken van Cargill in Spanje en Portugal. Naar verwachting zullen de investeringen in 2010 daarom hoger zijn dan het afschrijvingsniveau. De vooruitzichten voor het tweede halfjaar van 2010 zullen op 29 juli 2010 bij de bekendmaking van de halfjaarcijfers worden bekendgemaakt. Het merendeel van Nutreco's resultaat wordt in het tweede halfjaar gegenereerd.

Het bereiken van een EBITA van EUR 230 miljoen in 2012 blijft de belangrijkste financiële doelstelling voor de middellange termijn.

Operationele gang van zaken










Trouw Nutrition
INTERNATIONAL


SKRETTING


SHUR-GAIN


Landmark Feeds


HENDRIX


NANTA


SADA

Bedrijfssegmenten Nutreco

Nutreco produceert een breed assortiment innovatieve voedingsproducten die in de behoeften voorzien van pluimvee, varkens, rundvee en andere dieren, alsmede vissen. Hieronder volgt een korte beschrijving van elke productgroep.

Premix en speciaalvoer

Een premix is een mengsel van voeradditieven. Er bestaan voeradditieven voor verschillende doelen: nutritioneel (vitaminen, mineralen etc.), technologisch (emulgatoren, antioxidanten etc.), zintuiglijk (smaak- en kleurstoffen) of zoötechnisch (stoffen die de verteerbaarheid bevorderen). Speciaalvoerproducten worden gekenmerkt door een laag volume, hoge precisie en hoge waarde. Zij omvatten onder andere speciale voersoorten voor overgangsfasen, zoals bij de overgang van dracht naar lactatie en de speenperiode, voer ter aanvulling van granen van eigen teelt, mineralen, voeringrediënten en diervoedingsproducten.

Visvoer

Visvoer bestaat uit eiwitten, olie en vetten, granen, vitaminen en mineralen. Deze voedingsstoffen worden gemalen, gemengd en geëxtrudeerd. Het extrusieproces bindt en vormt het product, waarna het wordt gedroogd. Het visvoer wordt gebruikt in viskwekerijen. Het assortiment visvoerproducten varieert van voer voor moedervissen, voer voor jonge vis en visvoer voor de groeifase tot speciale (medicinale) dieetformules.

Mengvoer

Mengvoerproducten zijn complete industrieel gemengde voeders die volledig voldoen aan de voedingsbehoeften van bepaalde diersoorten. Ze bestaan voornamelijk uit macro-ingrediënten zoals granen en soja, en micro-ingrediënten zoals premixen, vitaminen en mineralen. Andere ingrediënten zijn onder andere natuurlijke gezondheidsbevorderende bestanddelen, organische zuren, aromatische stoffen en pigmenten.

Vlees en overige activiteiten

Naast diervoeding en visvoer produceert en verkoopt Nutreco pluimvee- en varkensvlees in Spanje. Voorts heeft Nutreco in Canada pluimveebroederijen en productiebedrijven voor broedeieren.

De activiteiten van Nutreco zijn in dit verslag in vijf bedrijfssegmenten onderverdeeld:

1. Premix en speciaalvoer
2. Visvoer
3. Mengvoer Europa
4. Diervoeding Canada
5. Vlees en overige activiteiten

Onderstaande tabel geeft een overzicht van de voornaamste activiteiten en geografische gebieden in 2009:

	Premix en speciaalvoer	Visvoer	Mengvoer Europa	Diervoeding Canada	Vlees en overige activiteiten
Omzet 2009 EUR miljoen	1.001	1.120	950	383	1.058
Actief in	Wereldwijd	Wereldwijd	Benelux, Duitsland, Spanje	Canada, Verenigde Staten	Spanje, Canada
Marktpositie	Mondiale nr. 2 in premix met een marktaandeel van 12%	Mondiale nr. 1 in zalmvoer met een marktaandeel van 38%	Nr. 2 in Benelux met een marktaandeel van 12% en nr. 1 in Spanje met een marktaandeel van 13%	Nr. 1 in Canada met een marktaandeel van 23%	Nr. 1 in pluimvee in Spanje met een marktaandeel van 28%
Klanten	Producenten van mengvoer, distributeurs, zelfmengers	Viskweek-bedrijven	Veehouders	Veehouders	Detailhandel, groothandel, voedingsindustrie, foodservice, pluimveehouders
Belangrijkste merken Nutreco	Trouw Nutrition	Skretting	Hendrix, Nanta	Shur-Gain, Landmark	Sada

Operationele gang van zaken

Premix en speciaalvoer

De premixen en speciaalvoerproducten van Nutreco worden geproduceerd door dochteronderneming Trouw Nutrition International (TNI). Essentieel voor premixen en speciaalvoer is een succesvolle samenstelling van voeringrediënten. Premixen en voeradditieven worden aan granen en soja – de belangrijkste grondstoffen van mengvoer – toegevoegd om een gezond en voedzaam dieet samen te stellen. De producten worden verkocht aan producenten van mengvoer, distributeurs en zelfmengers, en ook aan producenten van huisdierenvoer. Ondersteund door een groot distributienetwerk, levert TNI aan klanten in geheel Europa, Noord- en Zuid-Amerika en Azië. TNI werkt, in nauwe samenwerking met onderzoekscentra van Nutreco, aan de ontwikkeling van innovatieve premix- en speciaalvoerproducten.



Omzetontwikkeling Premix en speciaalvoer
(EUR x miljoen)


1.200
1.000
800
600
400
200
0
749
1.069
1.001
2007
2008
2009

EBITA-ontwikkeling Premix en speciaalvoer
(EUR x miljoen)


100
80
60
40
20
0
39
84
70
2007
2008
2009

Belangrijkste financiële gegevens (EUR x miljoen)	2009	2008	Verschil
Omzet aan derden	1.000,7	1.069,4	-6,4%
EBITDA*	79,2	92,9	-14,7%
EBITA*	70,4	84,1	-16,3%
Operationele marge (EBITA*/omzet)	7,0%	7,9%	
Gemiddeld geïnvesteerd vermogen	231,1	251,3	-8,0%
ROACE (EBITA/ACE)	30,5%	33,5%	

** Voor bijzondere posten*

Trouw Nutrition INTERNATIONAL

Marktpositie en concurrentie

De premixindustrie kent vier mondiale spelers: DSM, Trouw Nutrition International, Provimi en Evialis. Samen bezitten deze producenten een wereldwijd marktaandeel van circa 50%. De resterende markt is in handen van een aantal regionale producenten. TNI's aandeel in de wereldmarkt voor premixen bedraagt circa 12%. De belangrijkste toeleveranciers zijn DSM, BASF, Evonik en Adisseo. De markten voor voer voor jonge dieren, innovatieve voeradditieven zoals pro- en prebiotica en de nutritionele dierengezondheidsproducten zijn nog steeds zeer gefragmenteerd.

Strategie

TNI streeft ernaar haar marktpositie in premixen en speciaalvoerproducten te vergroten. De groeistrategie voor bestaande productassortimenten richt zich op het veroveren van leidende marktposities via acquisities en autonome groei. TNI richt zich voor haar groei met name op Brazilië, Rusland en China. Daarnaast werkt TNI aan het verbeteren van haar innovatiekracht.

Productie en marketing

De producten van TNI worden verkocht onder een aantal merken. TNI is een bekend merk voor premixen en Maxcare voor veevoermineralen. Milkiwean, Milkivit, Milkinal Syncrono, Sprayfo en Nuklo Spray zijn de belangrijkste productmerken voor voer voor jonge dieren, met inbegrip van melkvervangers. In het diergezondheidssegment verkoopt TNI haar producten onder de merknaam Perfexan. Bekende merken van voeringrediënten zijn BetainTM, Selko, Optimin, Fibosel en NovaSil Plus. Laboratoriumdiensten worden onder de merknaam MasterLab verleend. Sinds 2009 beschikt TNI over een centrale commercieel-technische afdeling die de activiteiten op het gebied van marketing, branding en productlancering coördineert.

TNI heeft 18 productiefaciliteiten in Europa en Rusland en 14 fabrieken in Noord- en Zuid-Amerika. Voorts heeft TNI fabrieken in Azië en een joint venture in Egypte. TNI heeft een totale jaarlijkse productie van circa 1,2 miljoen ton. Het totale personeelsbestand van TNI bedraagt circa 3.150 werknemers, inclusief het personeel van het overgenomen Fri-Ribe.

Operationele gang van zaken 2009

Bij premix en speciaalvoer is er een afname van de omzet met 6,4% in vergelijking met 2008. Het volume nam met 5,6% af. In 2008 was er sprake van een voorraadopbouw van onze producten bij onze afnemers. Deze werd gevolgd door een voorraadvermindering in 2009. De volumes werden bovendien beïnvloed door de wereldwijde economische crisis, hoewel in de tweede helft van 2009 van een herstel sprake was. De prijzen lagen gemiddeld 1,4% hoger en de impact van acquisities was 2,1%. Het wisselkoerseffect was -4,3%.

De EBITA daalde met -16,3% tot EUR 70,4 miljoen (2008: EUR 84,1 miljoen). In 2008 omvatte de EBITA echter baten van EUR 20 miljoen in verband met een gunstige grondstoffenpositie in een markt met stijgende prijzen. De EBITA-marge van 7,0% bedroeg in 2008 meer dan de genormaliseerde marge van 6% dankzij het procurement-initiatief en meer accent op producten met hogere marges.

In 2009 heeft Nutreco een belang verworven van 51% in Fri-Ribe in Brazilië. Fri-Ribe is actief in de productie en verkoop van premixen, mengvoer, paarden- en huisdiervoeding en visvoer. Fri-Ribe heeft in Brazilië een goede marktpositie in garnalen- en tilapiavoer. Het bedrijf heeft vijf productiefaciliteiten en zes verkoopkantoren verspreid over Midden- en Noordoost-Brazilië.

Nutreco heeft haar bedrijf voor huisdiervoeding in België afgestoten. Er werden herstructureringen doorgevoerd bij Trouw Nutrition Spanje, Sloten, MasterLab en CE Europe. Er werd een nieuwe productiefabriek in Italië in gebruik genomen. De nieuwe fabriek voor speciaalvoerproducten neemt de productie over van de Trouw Nutrition-fabriek in Bussolengo en de voormalige, in 2007 verworven BASF-fabriek in Comun Nuovo. Op die manier creëert Nutreco synergieën, terwijl de locatie synergieën mogelijk maakt tussen het speciaalvoer van Trouw Nutrition en het visvoer van Skretting. De fabrieken in Polen en Indonesië werden verplaatst en uitgebreid.

Op het gebied van innovatie werd Fylax Forte wereldwijd gelanceerd als een effectieve schimmelremmer. Maxcare is een nieuw alles-in-éénproduct in de mineralenlijn waarbij alle micro-ingrediënten in één product zijn samengevoegd. In Nederland is onlangs de zalmolie Salar gelanceerd als voedingssupplement voor diervoeding.

Operationele gang van zaken

Visvoer

Nutreco's dochtermaatschappij Skretting beschikt over vestigingen op vijf continenten waar in 12 landen visvoer wordt geproduceerd dat in meer dan 40 landen wordt verkocht. Skretting produceert en levert hoogwaardig voer voor meer dan 50 soorten gekweekte vis in alle fasen van de groei. Met alle voerproducten wordt gestreefd naar de laagste voerkosten per kilogram geproduceerde vis in combinatie met een uitstekende kwaliteit. Door haar ervaring en R&D-centrum is Skretting toonaangevend op het gebied van visvoer in de wereld.


SKRETTING

Omzetontwikkeling Visvoer
(EUR x miljoen)


1.200
1.000
800
600
400
200
0
1.193
1.170
1.120
2007
2008
2009

EBITA-ontwikkeling Visvoer
(EUR x miljoen)


80
70
60
50
40
30
20
10
0
71
68
66
2007
2008
2009

Belangrijkste financiële gegevens (EUR x miljoen)	2009	2008	Verschil
Omzet aan derden	1.120,4	1.169,9	-4,2%
EBITDA*	83,0	83,7	-0,8%
EBITA*	66,4	67,7	-1,9%
Operationele marge (EBITA*/omzet)	5,9%	5,8%	
Gemiddeld geïnvesteerd vermogen	292,7	297,3	-1,5%
ROACE (EBITA/ACE)	22,7%	22,8%	

* *Voor bijzondere posten*


SKRETTING

Marktpositie en concurrentie

Skretting is met een wereldwijd marktaandeel van circa 38% de grootste leverancier van zalmvoer. De top drie van zalmvoerproducenten – Skretting, EWOS (32%) en Biomar (22%) – is goed voor meer dan 90% van het totale volume van de zalmvoermarkt in de wereld.
De productie van visvoer is gebaseerd op specifieke kennis en eisen op het gebied van R&D. Ten eerste vanwege de complexiteit van het extrusieproces dat nodig is voor de productie van visvoer. Ten tweede vanwege de benodigde kennis van grondstoffen, die essentieel is om in toenemende mate schaarse grondstoffen in de samenstelling als vismeel en visolie te vervangen door plantaardige alternatieven. De viskwekerij heeft gedurende de laatste decennia een snelle ontwikkeling doorgemaakt, wat gepaard ging met een sterkere toename van de visconsumptie in vergelijking met die van andere dierlijke eiwitbronnen. De belangrijkste markten voor zalm en zeeforel zijn Noorwegen en Chili, waar 80% van de zalm in de wereld wordt gekweekt. Andere belangrijke zalmproducerende landen zijn Schotland, Canada, Australië, de Verenigde Staten en Ierland. De jaarlijkse gemiddelde groei van voer voor zalmsoorten in de periode 1998-2009 bedroeg gemiddeld meer dan 5%. In 2008 en 2009 nam wereldwijd het volume aan zalmvoer af als gevolg van het ISA-virus in Chili bij zalmkwekerijen. ISA is een ziekte die in 2009 heeft geleid tot een aanzienlijke afname van de productie van Atlantische zalm. De afname in Chili werd echter grotendeels gecompenseerd door groei in Noorwegen en in de andere regio's. In de voermarkt voor gekweekte vissoorten, zoals zeebaars, zeebrasem, yellowtail en barramundi, opereren vele spelers op regionale of nationale schaal. Nutreco heeft sterke marktposities in voer voor ander gekweekte vissoorten dan zalm in Spanje, Frankrijk, Italië, Griekenland, Turkije, de Verenigde Staten, Australië en Japan. Dankzij de acquisitie van Fri-Ribe in 2009 is daaraan nog een leidende positie in Brazilië op het gebied van garnalen- en tilapiavoer toegevoegd.

Strategie

Skretting streeft in alle regio's en segmenten naar behoud van haar positie als marktleider in visvoer. Om dit te realiseren, werkt Skretting aan kwalitatief unieke productconcepten op basis van innovatie, voedselveiligheid en duurzaamheid. Nutreco concentreert zich op acquisities in visvoer voor niet-zalmachtige soorten en op nieuwe regio's, zoals China en Vietnam.

Productie

Skretting heeft 17 visvoerfabrieken in Australië, Canada, Chili (één van de drie fabrieken was in 2009 operatief), Frankrijk, Ierland, Italië, Japan, de Verenigde Staten, Noorwegen, Spanje, Turkije en het Verenigd Koninkrijk, en een onderzoekscentrum in Noorwegen. Skretting heeft een breed assortiment aan dieetformules waarmee aan alle behoeften van de viskweker kan worden voldaan. Zij zijn gegroepeerd in drie soorten, elk geschikt voor de verschillende levenscycli van vissen: optimale voeding, proactieve voeding en specifieke voeding.
Optimale voeding omvat alle voersoorten die voldoen aan de behoeften van vis onder normale omstandigheden, wanneer de productieomstandigheden optimaal en de vissen gezond en sterk zijn. Proactieve voeding is geschikt voor moeilijke omstandigheden. Dit kan stress zijn door hogere temperaturen, aanraken en sorteren, of als er een infectieziekte in de regio heerst. Specifieke voeding is bestemd voor situaties waarin rekening moet worden gehouden met bijzondere omgevingsfactoren of eisen ten aanzien van kwaliteit en markt.
Skretting produceerde in 2009 circa 1,3 miljoen ton visvoer, waarvan ongeveer 75% bestemd was als voer voor zalm en zeeforel. De overige 25% was bestemd voor zoetwaterforel en paling, en voor zeevis als zeebrasem, zeebaars, yellowtail, barramundi, tarbot, heilbot en kabeljauw.

Operationele gang van zaken 2009

De omzet van visvoer daalde met 4,2% tot EUR 1.120,4 miljoen in vergelijking met 2008 als gevolg van een lager volume van -3,3% en een wisselkoerseffect van -1,7%. De impact van hogere prijzen als gevolg van doorberekening van hogere grondstofkosten was beperkt (0,7%). De acquisities droegen slechts in geringe mate bij (0,1%). Een forse volumegroei in Noorwegen compenseert grotendeels de afname van het volume in Chili, waar de vraag naar visvoer is afgenomen als gevolg van de uitbraak van de ISA-ziekte in zalmkwekerijen.
De EBITA daalde met -1,9% tot EUR 66,4 miljoen (2008: 67,7 miljoen), hoofdzakelijk door lagere voervolumes in Chili. In Chili heeft Skretting twee van de drie visfabrieken tijdelijk gesloten om tot een efficiënter gebruik van de productiecapaciteit en optimale operationele kosten te komen. De resultaten van visvoer voor andere gekweekte soorten dan zalm waren in lijn met vorig jaar. In september opende Skretting een nieuwe productiefaciliteit in Turkije voor de productie van visvoer voor zoetwaterforel, zeebaars en zeebrasem.
Skretting is erin geslaagd om het gebruik van vismeel in zalmvoer te reduceren van 40% vijf jaar geleden tot 15% nu. Dit zal vanaf 2010 worden geïmplementeerd in de voersamenstellingen van Skretting. Skretting streeft ernaar om in de toekomst het vismeelgehalte tot 0% terug te brengen, zodat we minder afhankelijk zijn van grondstoffen afkomstig van visvangst. Skretting heeft ook nieuwe voerformules ontwikkeld, waardoor de vissen beter bestand zijn tegen luisinfectie. Het SEA-programma van Skretting staat voor Sustainable Economic Aquafeeds (duurzaam en rendabel aquavoer); hiermee wil Skretting de duurzaamheid van aquacultuur verbeteren. In 2009 is het SEA-programma in Chili en Italië gelanceerd, na een geslaagde introductie in het Verenigd Koninkrijk en Noorwegen.

Operationele gang van zaken

Mengvoer Europa

Nutreco levert onder haar merknamen Nanta en Hendrix een breed assortiment van hoogwaardige producten en voeroplossingen die voornamelijk zijn bestemd voor pluimvee, varkens en rundvee, maar ook voor paarden, konijnen, geiten, schapen en andere diersoorten. Bovendien biedt Nutreco de boer complete advisering inzake boerderijmanagement. Aan de hand van dit advies kunnen boeren hun bedrijfsproces verbeteren, wat leidt tot hoger rendement en een sterke focus op kwaliteit, efficiency en terugdringing van de impact op het milieu.



Omzetontwikkeling Mengvoer Europa
(EUR x miljoen)


1.500
1.200
900
600
300
0
1.032
1.220
950
2007
2008
2009

EBITA-ontwikkeling Mengvoer Europa
(EUR x miljoen)


40
35
30
25
20
15
10
5
0
38
29
2
2007
2008
2009

Belangrijkste financiële gegevens (EUR x miljoen)	**2009**	**2008**	**Verschil**
Omzet aan derden	949,9	1.219,7	-22,1%
EBITDA*	12,9	39,9	-67,7%
EBITA*	1,6	29,4	-94,6%
Operationele marge (EBITA*/omzet)	0,2%	2,4%	
Gemiddeld geïnvesteerd vermogen	110,2	113,7	-3,1%
ROACE (EBITA/ACE)	1,5%	25,9%	

** Voor bijzondere posten*


HENDRIX


NANTA

Marktpositie en concurrentie

De wereldwijde diervoedingsindustrie is een gefragmenteerde industrie; mengvoerproducenten zijn veelal regionaal of nationaal actief. Daarom is de concentratiegraad van mengvoermarkten laag. Essentiële activiteiten binnen de mengvoerindustrie zijn inkoop van grondstoffen, voersamenstelling en -verwerking, en logistiek. Het concurrentievoordeel van voerproducenten vergeleken met door boeren zelf geproduceerd voer ligt in de internationale inkoopmogelijkheden in combinatie met kennis van vervangende energie- en eiwitbronnen, technologische kennis en kwaliteitscontrole.
In Europa zijn de grote voerproducenten op nationale schaal actief, vaak in de vorm van een coöperatie. We zien een aantal consolidatietrends. Nutreco nam in 2009 Cargill Animal Nutrition in Spanje en Portugal over om haar leidende marktpositie te versterken en om een actieve rol te spelen in de consolidatie van de voerindustrie op het Iberisch schiereiland.
De concentratiegraad van de Nederlandse mengvoermarkt ligt vrij hoog: de zes grootste van de in totaal circa 120 spelers bedienen 65% van de totale markt. De Nederlandse en Duitse mengvoermarkt heeft sterk gepositioneerde coöperaties (+/- 50%), terwijl de Belgische industrie voornamelijk in handen is van private ondernemingen (80%). Hendrix heeft een leidende positie in de Benelux met een marktaandeel van 12%. De voornaamste concurrenten zijn Cehave (11%) en Agrifirm (7%) (zij hebben fusieplannen), De Heus (11%) en For Farmers (7%). Een aantal van deze bedrijven levert ook aanzienlijke volumes aan de Duitse markt.
De Iberische mengvoermarkt is gefragmenteerd; tien van de ongeveer 900 spelers nemen samen ongeveer 35% van het totale volume voor hun rekening. In de Iberische markt zijn de belangrijkste submarkten die van varkens en pluimvee. Nanta is marktleider op het Iberisch schiereiland met een totaal marktaandeel van 13% en een landelijke dekkingsgraad, wat nog eens wordt versterkt door de overname van Cargill Animal Nutrition. De voornaamste concurrenten zijn Vall Co. (4%), Guissona (4%), Nuter (3%) en Coren (3%).

Strategie

Als reactie op de consolidatie in de sector, wat leidt tot minder veehouderijen met een grotere omvang, zette Nutreco op het Iberisch schiereiland met de overname van Cargill Animal Nutrition in 2008 een belangrijke stap. Nanta zal het integratieprogramma uitvoeren om de voorziene synergieën tot stand te brengen, wat de belangrijkste reden was voor de overname van de activiteiten van Cargill op het Iberisch schiereiland. In de Benelux zal Hendrix zich, in het kielzog van de verschuivingen in boerderijomvang en aantallen, nog meer focussen op de tot haar doelgroep behorende klantsegmenten en op een efficiëntere marktbenadering van de andere segmenten.

Productie

De mengvoerproductie vindt plaats in de vestigingen van Hendrix in Nederland, België en Duitsland en in de vestigingen van Nanta en de onlangs verworven Cargill-fabrieken in Spanje en Portugal. Een netwerk van productielocaties, verkoopkantoren en dealers zorgt voor een sterke aanwezigheid in deze markten. Hendrix exploiteert tien mengvoerfabrieken met een jaarlijkse productiecapaciteit van circa 2,5 miljoen ton en ongeveer 700 werknemers. Nanta en Cargill Animal Nutrition hebben op het Iberisch schiereiland 28 mengvoerfabrieken met een jaarlijkse productiecapaciteit van circa 3,5 miljoen ton, waarbij de levering aan Nutreco's vleesactiviteiten in Spanje is inbegrepen. Er zijn circa 1.000 werknemers betrokken bij de mengvoeractiviteiten in Spanje en Portugal.

Operationele gang van zaken 2009

De omzet van mengvoer Europa was EUR 269,8 miljoen lager dan in 2008 (-22,1%). Hiervan werd 17,3% veroorzaakt door het doorberekenen van lagere graan- en sojaprijzen in de verkoopprijzen. Volumes namen af met 6,4% als gevolg van de lagere vraag naar voer voor melkkoeien en varkens, de lage prijzen voor melk en varkensvlees en een tijdelijke terugval van de vraag naar voer in Spanje. Wanneer de prijs van melk en varkens daalt, richten boeren zich vooral op kostenbesparingen. Gedurende het jaar hebben de volumes zich in vergelijking tot 2008 hersteld van -8,3% over het eerste halfjaar tot -4,1% over het tweede halfjaar. De acquisitie-impact op de omzet bedroeg 1,6% (Spanje).
De EBITA was aanzienlijk lager dan in 2008, hoofdzakelijk als gevolg van een eenmalig verlies van EUR 20 miljoen in Nederland. In het eerste kwartaal van 2009 werd een operationeel verlies genoteerd in verband met inkoopposities van grondstoffen. Er zijn maatregelen genomen om de winstgevendheid te herstellen en het management is gewijzigd. Het resultaat heeft zich in de tweede helft van 2009 hersteld.
Een belangrijke gebeurtenis in dit jaar was de acquisitie van Cargill Animal Nutrition op het Iberisch schiereiland, die in november door de mededingingsautoriteit werd goedgekeurd. De acquisitie omvat de 12 Spaanse en Portugese productiefaciliteiten voor mengvoer van Cargill, met een productievolume van circa 700.000 ton, een jaaromzet van circa EUR 240 miljoen en 422 medewerkers. Na de integratie en transformatie zullen de verworven activiteiten naar verwachting binnen twee jaar eenzelfde operationele marge opleveren als de bestaande mengvoeractiviteiten van Nutreco op het Iberisch schiereiland. Met deze acquisitie is in totaal circa EUR 40 miljoen gemoeid, waaronder begrepen de kosten van integratie, herstructurering en transformatie en investeringen in productielocaties in de komende twee jaar. Hendrix lanceerde in februari een nieuw voerprogramma voor biggen, ALPHA, een premium biggenvoer voor een betere gezondheid, betere groei en beter gebruik van het voer. Bovendien heeft Hendrix een gepatenteerd gefermenteerd vloeibaar voer gelanceerd. Nanta heeft in 2009 gewerkt aan een beter gebruik van grondstoffen zoals soja, tarwe en DDG's (droge tarwe distillers).

Operationele gang van zaken

Diervoeding Canada

De diervoedingsactiviteiten van Nutreco in Canada zijn bekend door de merken Shur-Gain en Landmark Feeds. Nutreco is marktleider op het gebied van diervoedingstechnologie en biedt een breed productassortiment. Shur-Gain is actief in de centrale en oostelijke regio's van Canada en in de staat New York (VS). Landmark Feeds is actief in de westelijke regio van Canada. Zowel Shur-Gain als Landmark Feeds zijn reeds lang bestaande merken. Shur-Gain dateert van 1937 en Landmark Feeds van 1954. De diervoedingsproducten van Nutreco in Canada omvatten premixen, concentraten, mengvoer, speciaalvoer en diergezondheidsproducten. Bovendien produceert Nutreco Canada huisdiervoeding voor zowel huismerken die in supermarkten worden verkocht als voor merkproducten.



Omzetontwikkeling Diervoeding Canada
(EUR x miljoen)


400
350
300
250
200
150
100
50
0
168
398
383
2007
2008
2009

EBITA-ontwikkeling Diervoeding Canada
(EUR x miljoen)


25
20
15
10
5
0
9
21
22
2007
2008
2009

Belangrijkste financiële gegevens (EUR x miljoen)	2009	2008	Verschil
Omzet aan derden	382,6	398,0	-3,9%
EBITDA*	26,8	25,8	3,9%
EBITA*	21,8	20,9	4,3%
Operationele marge (EBITA*/omzet)	5,7%	5,3%	
Gemiddeld geïnvesteerd vermogen	241,1	250,2	-3,6%
ROACE (EBITA/ACE)	9,0%	8,4%	

** Voor bijzondere posten*


SHUR-GAIN



Landmark Feeds

Marktpositie en concurrentie

De Noord-Amerikaanse diervoedingsindustrie (Verenigde Staten en Canada) is de grootste in de wereld. De Canadese voerindustrie produceerde in 2009 naar schatting circa 22 miljoen ton mengvoerequivalenten (compound feed equivalents, CFE), wat circa 3% van de productie van de wereldwijde voerindustrie uitmaakt. De productie van melk- en pluimveeproducten is in Canada aan quota gebonden, wat tot gevolg heeft dat de vraag naar voer betrekkelijk stabiel is. De varkensvlees- en rundvleesproductie is niet aan quota gebonden.

In Canada zijn voornamelijk regionale voerproducenten actief. Nutreco's diervoedingsactiviteiten in Canada hebben, met een landelijke dekking, een marktaandeel van circa 23%. Nutreco's grootste concurrenten in Canada zijn Ridley, Cargill en Viterra.

Nutreco Canada produceert in de staat New York (VS) voer voor melkkoeien en heeft daarin een marktaandeel van circa 18%.

Strategie

Nutreco's leidende positie in Canada, ondersteund door sterke merken, vormt een uitstekende basis waarop de onderneming haar positie in Canada verder kan uitbouwen. Shur-Gain en Landmark Feeds hanteren strenge kwaliteitsnormen voor hun producten. Synergieën in Nutreco Canada worden gevonden in het gezamenlijk met andere Nutreco-bedrijven inkopen van grondstoffen, het verkopen van complementaire producten en het uitwisselen van R&D-kennis.

Productie

De klanten in Canada worden bediend vanuit 12 voer- en premixfabrieken voor varkens, rundvee, melkvee en pluimvee, met een jaarlijkse productie van circa 1,1 miljoen ton. Shur-Gain wordt ondersteund door een uitgebreid netwerk van distributeurs in zowel Ontario als Québec. Nutreco Canada heeft een speciale fabriek voor huisdiervoeding in St. Marys, Ontario, waar huismerk- en merkproducten worden geproduceerd. Verder heeft Nutreco Canada nog een fabriek in Strykersville (NY, VS), waar Shur-Gain-voer voor melkkoeien wordt geproduceerd.

Operationele gang van zaken 2009

De omzet van diervoeding Canada bedroeg in 2009 EUR 382,6 miljoen ten opzichte van EUR 398,0 miljoen in 2008 (-3,9%). De daling werd veroorzaakt door lagere volumes (2,1%) en iets lagere prijzen (0,9%) in vergelijking met 2008. Het wisselkoerseffect bedroeg -0,9%. De omzet in voer voor pluimvee en melkkoeien bleef relatief stabiel, terwijl het volume van de markt voor varkensvoer afnam door de aanhoudend lage prijzen van varkensvlees, waardoor de boeren besloten om minder varkens te fokken.

De EBITA van diervoeding Canada was in 2009 iets hoger vergeleken met 2008. De lagere resultaten in varkensvoer werden gecompenseerd door de uitstekende resultaten in pluimveevoer, voer voor melkkoeien en huisdierenvoeding. Kostenbesparingen en herstructureringsmaatregelen hebben geresulteerd in een iets hogere operationele marge.

Operationele gang van zaken

Vlees en overige activiteiten

Vlees en overige activiteiten van Nutreco hebben voornamelijk betrekking op de productie van vleeskuikens en de verwerking en verkoop van kipproducten van Sada in Spanje. Dit segment omvat tevens een handelsactiviteit in vleeskuikens in Nederland en varkens in Spanje, een pluimveebroederij en een activiteit op het gebied van broedeieren voor de farmaceutische industrie in Canada. De vleeskuikens van Sada, de varkens van Inga Food en de vleeskuikens die in de Benelux worden verhandeld, krijgen voer dat afkomstig is uit de mengvoeractiviteiten van Nutreco.



Omzetontwikkeling Vlees en overige activiteiten
(EUR x miljoen)


1.200
1.000
800
600
400
200
0
880
1.086
1.058
2007
2008
2009

EBITA-ontwikkeling Vlees en overige activiteiten
(EUR x miljoen)


35
30
25
20
15
10
5
0
-5
22
-0,4
34
2007
2008
2009

Belangrijkste financiële gegevens (EUR x miljoen)	2009	2008	Verschil
Omzet aan derden	1.058,1	1.086,1	-2,6%
EBITDA*	43,8	8,5	415,3%
EBITA*	34,3	-0,4	
Operationele marge (EBITA*/omzet)	3,2%	0,0%	
Gemiddeld geïnvesteerd vermogen	198,6	200,3	-0,8%
ROACE (EBITA/ACE)	17,3%	-0,2%	

** Voor bijzondere posten*


SADA

Marktpositie en concurrentie

Met een marktaandeel van 28% is Sada de grootste pluimveeproducent van Spanje. De grootste concurrenten zijn Vall-Doux (11%), Coren (7%), Uvesa (5%) en Avícola Navarra (4%). In de varkenshouderijsector in Spanje heeft Inga Food een marktaandeel van 1,4%. Nutreco heeft een leidende positie in de productie van eendagskuikens, met een marktaandeel van 34% in Canada. De Canadese pluimveemarkt wordt gekenmerkt door regulering van het aanbod door middel van een quotasysteem. Het is een stabiele markt, die groeit in verhouding tot de nationale vraag.

Strategie

Sada richt zich op verbetering van de afstemming met grote retailers, die circa 50% van de omzet in Spanje vertegenwoordigen. Vers verpakte en verder bewerkte kipproducten zijn daarbij belangrijk en bieden de beste mogelijkheid, in combinatie met cost-plus-overeenkomsten, om volatiliteit in de resultaten te reduceren. Waardecreatie vindt plaats door innovatieve productontwikkeling en nauwe samenwerking met de afnemers. Sada heeft de verkoop aan het foodservicesegment versterkt.

Inga Food richt zich op kostenbesparing, kwaliteitsverbetering via officiële certificeringsinstituten, volatiliteitsreductie door middel van cost-plus-overeenkomsten en nauwe samenwerking met de Nutreco-voerbedrijven.

De Canadese pluimveeactiviteiten zijn nauw verbonden met de activiteiten op het gebied van pluimveevoer. Ze worden gebruikt om strategische partnerships met afnemers van pluimveevoer te vormen en om de stabiliteit van deze activiteiten te verbeteren, terwijl ze ook op eigen kracht winstgevend blijven.

Productie

Sada is leider op de Spaanse markt voor kipproducten en is in Spanje bekend door haar merken Sada en Cuk. Het grootste deel van de productie wordt verkocht aan consumenten via supermarkten en hypermarkten. Sada beschikt in Spanje over tien verwerkingsfabrieken, die een totale jaarlijkse productiecapaciteit hebben van circa 150 miljoen vleeskuikens. Bijna 94% van de productie betreft verse producten en circa 6% bevroren producten. Ruim 50% van de producten omvat producten met toegevoegde waarde. Bij Sada werken circa 3.500 werknemers.

De Spaanse varkensmesterij Inga Food produceert jaarlijks meer dan 820.000 varkens. Deze dieren worden gehouden door contractboeren in heel Spanje. Inga Food heeft 41 werknemers in dienst.

In Canada heeft Nutreco vier pluimveebroederijen en bezit het 50% van een joint venture die in totaal 75 miljoen eendagskuikens in de oostelijke regio produceert. De broederijbedrijven zijn nauw verbonden met de verkoop van pluimveevoerproducten aan producenten in de regio. In Québec houdt een van de pluimveebroederijen zich enkel bezig met de productie van bevruchte eieren voor de farmaceutische industrie (Les embryons Lanaudière).

Operationele gang van zaken 2009

Vlees en andere activiteiten tonen een 2,6% lagere omzet van EUR 1.058,1 miljoen, hoofdzakelijk in verband met iets lagere prijzen van varkensvlees en pluimvee (-2.8%). De volumes waren licht hoger (0,1%) dan die van vorig jaar, evenals het acquisitie-effect (0,1%). De omzet in Canada verbeterde dankzij een hogere productie van eieren voor het H1N1-vaccin.

De EBITA steeg naar EUR 34,3 miljoen tegenover een klein verlies in 2008, voornamelijk dankzij een fors herstel van de pluimveeactiviteiten in Spanje. De terugkeer naar winstgevendheid bij de pluimveeactiviteiten was te danken aan lagere voerprijzen en een stabiele vraag naar pluimveevlees. Ook de Spaanse varkensactiviteiten profiteerden van lagere voerprijzen dan in 2008 en werden in 2009 weer winstgevend. De pluimveebroederijen in Canada hebben goede resultaten geboekt dankzij de grote vraag naar eieren voor gebruik in de farmaceutische industrie.

In Spanje lanceerde Sada een nieuw verpakkingssysteem, op basis van nieuwe PET-technologie, 100% recyclebaar en milieuvriendelijker.

Innovatie



Het voortouw nemen in efficiënte en duurzame diervoeding

De onderzoeksactiviteiten (R&D) van Nutreco zijn gereorganiseerd waardoor R&D nu nog directer is verbonden met de bedrijven van Nutreco. Nauwe samenwerking tussen de researchcentra en de Nutreco-bedrijven zorgt ervoor dat kennis wordt gedeeld en snel geïmplementeerd. Een rode draad in alle R&D-activiteiten is het zoeken naar manieren om de efficiëntie van de omzetting van grondstoffen in dierlijke eiwitten te verhogen. Andere gemeenschappelijke thema's zijn bevordering van de diergezondheid en uitbreiding van het aantal beschikbare grondstoffen voor voerproductie. Op al deze gebieden is in 2009 vooruitgang geboekt.

Er zijn in 2009 belangrijke veranderingen doorgevoerd in de organisatie van de onderzoeksafdeling binnen Nutreco. Dit maakte deel uit van de versterking van de banden tussen de Raad van Bestuur en de verschillende businessdivisies. De R&D-activiteiten werden onder drie noemers gegroepeerd (Agriculture, Specialties en Aquaculture) en in de gelijknamige bedrijfsonderdelen ondergebracht. Dankzij deze wijzigingen zijn de R&D-activiteiten directer aangesloten op de business en kunnen ze Nutreco beter ondersteunen in haar strategie en verwezenlijking van haar ambitie 'Feeding the Future'. Er zijn nieuwe werkwijzen ingevoerd die ervoor zorgen dat informatie over de behoeften van de markt R&D gemakkelijker bereikt. Evenzo vergemakkelijken deze werkwijzen de implementatie van R&D-resultaten in de producten en diensten die de Nutreco-bedrijven aan hun klanten leveren. Een R&D-platform, waarin de onderzoeksleiders van de verschillende disciplines samenkomen, coördineert alle R&D-activiteiten binnen Nutreco. Het toezicht ligt bij het Innovation & Sustainability Committee, dat onlangs werd gevormd.

Gemeenschappelijke thema's

Diervoeders, waaronder visvoer, worden voor het overgrote deel gemaakt van plantaardige grondstoffen. Daarmee is Nutreco een essentiële schakel tussen de grondstoffenproducenten en de boeren die vlees, zuivel, eieren en vis produceren. Ontwikkelingen op dat gebied kunnen de efficiëntie van de voedselproductie vergroten en de invloed van de productie op het milieu verkleinen. Een voorbeeld hiervan is het verbeteren van de efficiëntie waarmee dieren hun voer omzetten in groei en productie. Het gaat daarbij om het verbeteren van de voederconversie, de verhouding tussen het geconsumeerde voer en de groei van het dier. Dergelijke onderwerpen zijn gemeenschappelijke thema's voor alle R&D-afdelingen binnen Nutreco.

Onderzoek geeft beter inzicht in de voedingsbehoeften van vee en vis in alle fasen van hun levenscyclus. Ontwikkelingen in receptuur en productietechnologie helpen de voerproducenten om aan deze behoeften te voldoen. Hierdoor wordt de productie op de bedrijven van klanten geoptimaliseerd en wordt verspilling geminimaliseerd. Daarnaast zorgt precisievoeding ervoor dat uitstoot van mineralen in het milieu wordt gereduceerd. Andere ontwikkelingen in receptuur (zoals de toevoeging van voederadditieven) kunnen de productie van broeikasgas door herkauwers verminderen. Daarnaast kunnen voederadditieven de beschikbaarheid van voedingsstoffen verbeteren door de verteerbaarheid te vergroten of door ze te beschermen tot ze op de plaats in het spijsverteringskanaal zijn aangekomen waar ze kunnen worden opgenomen. Additieven kunnen daarnaast de gezondheid van vee en vis bevorderen, waardoor de productiviteit toeneemt en de behoefte aan veterinaire zorg en medicatie afneemt.

Door het aantal mogelijke grondstoffen voor voer uit te breiden, zijn de inkopers en voersamenstellers van Nutreco flexibeler en minder afhankelijk van bepaalde grondstoffen. De ruimere keuze maakt het voor voersamenstellers beter mogelijk om de specifieke voeding tegen de laagste kostprijs te maken en optimaal gebruik te maken van bijproducten uit andere industrieën. Vooral bijproducten uit de voedingsindustrie en de productie van biobrandstof zijn interessant.

Door de kennis over bovenstaande thema's te combineren, zijn de R&D-teams in staat innovatief voer te ontwikkelen dat de productiviteit verbetert en de Nutreco-bedrijven onderscheidend maakt in de markt. De R&D-teams geven bijzondere aandacht aan de ontwikkeling van voeders die speciaal zijn bedoeld om het dier te ondersteunen in cruciale transitieperioden in het leven. Goede voeding – bijvoorbeeld in de periode voor inseminatie, rondom het werpen en spenen, of de overgang van zoetwater naar zeewater bij zalm – kan een belangrijke bijdrage leveren aan de gezondheid van het dier én aan de productiviteit gedurende de hele levenscyclus.

Alle onderzoeksteams van Nutreco werken samen met toonaangevende onderzoeksinstituten en universiteiten overal

Onderzoekscentra

Nutreco's onderzoek met betrekking tot dieren, voeders en ingrediënten wordt uitgevoerd in acht onderzoekscentra. Deze centra zijn gevestigd in Canada, Nederland, Noorwegen en Spanje en richten zich op voeding, gezondheid en huisvesting van varkens, pluimvee, konijnen, herkauwers, kalveren en vis. Verdere onderzoeksactiviteiten richten zich op het ontwikkelen van voederingrediënten en verbetering van de productietechnologie van diervoeding. Nutreco's proeffabrieken in Nederland, Noorwegen en Spanje maken dit onderzoek mogelijk. Al deze onderzoeksactiviteiten worden ondersteund door Nutreco's laboratoria in Canada, Nederland, Noorwegen en Spanje. Alle onderzoekscentra van Nutreco zijn ISO 9001-gecertificeerd.



Calf Research Centre

Het Calf Research Centre is gevestigd in Nederland. In dit onderzoekscentrum wordt onderzoek uitgevoerd met ongeveer 500 kalveren. Melkvervangers vormen het speerpunt van het onderzoek. Voorts is het onderzoek gericht op onderwerpen als voederingrediënten, voerefficiëntie en de relatie van voeding met vleeskwaliteit, gezondheid en welzijn. Het onderzoekscentrum heeft ook een proefbedrijf in Mexico.

ter wereld. Ze onderhouden contacten met vooraanstaande specialisten en nemen deel aan wetenschappelijke congressen om op de hoogte te zijn van de laatste ontwikkelingen en theorieën op het gebied van diervoeding. In juni 2009 heeft Nutreco wederom een InnoVision-dag gehouden (zie kader).

R&D draagt bij aan de toonaangevende marktposities van de Nutreco-bedrijven. Daarnaast dragen de R&D-activiteiten bij aan de verbetering en verduurzaming van de productie van hoogwaardige eiwitrijke producten voor de wereld van morgen.

Agriculture R&D

De Agriculture R&D-centra doen fundamenteel onderzoek naar de voedingsbehoeften van landbouwhuisdieren, beoordelen grondstoffen en ontwikkelen voederstrategieën voor veehouders. Uit een analyse binnen alle bedrijven van Nutreco bleek dat hun behoefte aan producten en kennis wereldwijd voor 75% overeenkwam. Dat geeft richting aan de Agriculture R&D-activiteiten en stimuleert het delen van best practices tussen de verschillende Nutreco-onderzoekscentra en -bedrijven.

De gegevens die de technische teams van Nutreco-bedrijven in het veld verzamelen, geven meer inzicht in de prestaties van het voer. Zo hebben de technische teams van Nutreco Canada in 2009 de prestaties gevolgd van twee miljoen varkens. Deze informatie is samengevoegd met die van andere Nutreco-bedrijven om rekenmodellen te ontwikkelen, zoals Watson, BOSS en Optifeed (het nieuwe voedingsprogramma voor zeugen in Spanje). Deze modellen houden rekening met voedingsstoffen, dieren en commerciële aspecten zodat optimale voersamenstellingen en voederstrategieën kunnen worden bepaald die passen bij het ras, de levensfase en de productieomgeving en -doelstellingen van elke boerderij. In een aantal gevallen, zoals bij Optifeed voor fokzeugen, kan met de modellen een specifiek voer worden ontwikkeld. Met voortgezet onderzoek en het verzamelen van gegevens kunnen de modellen verder worden verfijnd. Dit verhoogt de efficiëntie van diervoeding, vermindert verspilling en reduceert emissie van mineralen en broeikasgassen. De R&D-teams ontwikkelen en volgen trainingen in het toepassen van deze modellen op de boerderij, zodat Nutreco's klanten er optimaal van profiteren. Om kennis en best practices gemakkelijk te delen, zullen de R&D-teams in 2010 een gemeenschappelijk model per diersoort opstellen.

De activiteiten van Agriculture R&D vinden plaats in het Agresearch Centre van Nutreco Canada, het Calf Research Centre, het Ruminant Research Centre en het Swine Research Centre in Nederland, en in het Poultry and Rabbit Research

Centre in Spanje. Specialistische proeffabrieken in Nederland, Spanje en Canada doen onderzoek naar de technologie van voerproductie en naar de productie van diervoeders met nieuwe ingrediënten. Deze fabrieken leveren tevens experimentele voeders voor kleinschalige praktijkproeven.

R&D voor premix en speciaalvoer

De R&D-activiteiten voor premix en speciaalvoer is geconcentreerd in het Ingredient Research Centre, dat in 2008 werd gevestigd in Nederland. Het centrum bestaat uit twee afdelingen: een voor onderzoek naar de belangrijkste macro-ingrediënten, de andere voor onderzoek naar micro-ingrediënten. Aangezien R&D voor premix en speciaalvoer pas in 2009 volledig operationeel is geworden, ontwikkelt de onderzoeksportfolio zich nog sterk. Over het algemeen verrichten de R&D-teams onderzoek naar voederadditieven, functionele ingrediënten, voeders voor jonge dieren en onderzoek naar premixen en concentraten. Een Ingredients Discovery Team beoordeelt potentiële nieuwe ingrediënten en wijst de meest veelbelovende ingrediënten aan voor screening, om te kijken of ze voldoen aan de hoge veiligheids- en functionele eisen voor voederingrediënten.

Voederadditieven en functionele ingrediënten vormen een opkomend onderzoeksgebied. Ze worden voor allerlei diersoorten gebruikt. Dit in tegenstelling tot de voeders voor jonge dieren, premixen en concentraten. Deze zijn specifiek per diersoort en het onderzoek hiernaar wordt verricht in samenwerking met de dierspecifieke R&D-centra. Communicatieprotocollen waarborgen dat de mengvoerbedrijven van Nutreco voortdurend op de hoogte zijn van de meest actuele onderzoeksresultaten betreffende premix en speciaalvoer, zodat deze snel in de producten kunnen worden verwerkt.

Het onderzoek naar voederadditieven en functionele ingrediënten bieden waardevolle inzichten, bijvoorbeeld op het gebied van het functioneren van het maag-darmkanaal. De juiste combinatie van ingrediënten kan de opname van voedingsstoffen uit het voer bevorderen, zowel rechtstreeks als door beïnvloeding van de microbiologische organismen in het maag-darmkanaal. Nader onderzoek vergroot de kennis over de wijze waarop ingrediënten het immuunsysteem kunnen ondersteunen en de genexpressie kunnen beïnvloeden ter bevordering van de gezondheid en prestaties van dieren.

Een aparte discipline is het onderzoek naar schadelijke microben en de gifstoffen die deze microben produceren. De producten die daaruit voortkomen, kunnen helpen om grondstoffen en eindproducten te conserveren (bv. door


Food
Research
Centre

Het Food Research Centre in Spanje houdt zich bezig met de ontwikkeling van technologieën voor de verwerking van pluimveevlees, nieuwe producten, waaronder kant-en-klaarmaaltijden, en innovatieve verpakkingen. Een belangrijk onderzoeksgebied is ook de voedselveiligheid en kwaliteit van de producten. De faciliteiten bestaan onder meer uit een proeffabriek, een keuken, een ruimte voor smaakproeven en een microbiologisch laboratorium. Veel onderzoek wordt verricht in samenwerking met externe wetenschappelijke instellingen.


Ingredient
Research
Centre

Het Nutreco Ingredient Research Centre (IRC) in Nederland, dat in 2009 volledig in gebruik werd genomen, beoordeelt nieuwe potentiële voeder-ingrediënten voor varkens, pluimvee, herkauwers en andere diersoorten. Hier worden de nutritionele en functionele samenstelling van deze ingrediënten en het effect op de gezondheid van de dieren en de kwaliteit van de producten onderzocht. Verder onderzoek heeft tot doel de dossiers van bestaande ingrediënten te ontwikkelen. Het IRC beschikt over een laboratorium bij MasterLab voor het testen van ingrediënten. Op de Research Feed Plant houdt het centrum zich tevens bezig met voerproductietechnologie.


Nutreco
Canada
Agresearch

Nutreco Canada Agresearch is een onderzoekscentrum van 325 hectare groot. Het centrum heeft gescheiden units voor vleeskuikens, leghennen, kalkoenen, varkens en melkvee. Het centrum bevindt zich in de buurt van Burford, Ontario, en is Canada's grootste particuliere onderzoekscentrum en tevens een van de grootste van Noord-Amerika. Het wetenschappelijke team van Nutreco Canada is gehuisvest op de campus van de Universiteit van Guelph. Daardoor is het mogelijk om samen met de beste academische onderzoekers samen te werken.

Het Canadese onderzoek richt zich op de voedingswaarde van grondstoffen, de voersamenstelling en het ontwerp van voerprogramma's voor de verschillende diersoorten. Er wordt veel aandacht besteed aan het ontwikkelen en onderhouden van dynamische simulatiemodellen die worden gebruikt om de relatie tussen voeropname en productie bij melkvee en varkens te verklaren en te voorspellen.


Poultry and
Rabbit
Research
Centre

Het Poultry and Rabbit Research Centre is gevestigd in Spanje, halverwege Madrid en Toledo. Het beschikt over goede faciliteiten voor onderzoek naar vleeskuikenouderdieren, vleeskuikens, leghennen, kalkoenen en konijnen. Er is een speciale afdeling voor fysiologisch en verteringsonderzoek. Het onderzoeksteam richt zich daarnaast ook op de optimalisering van voersamenstelling en voerschema's voor verschillende houderijsystemen. Een proeffabriek levert het voer voor deze onderzoeksactiviteiten.

schimmelgroei tegen te gaan) en om dieren te beschermen tegen infecties (bv. door de verspreiding van microben in drinkwater tegen te gaan). De vraag naar dergelijke producten zal mogelijk stijgen als gevolg van de klimaatverandering, waardoor warmere en vochtigere omstandigheden kunnen ontstaan in regio's met een gematigd klimaat.

Aquaculture R&D

Het onderzoek naar voer voor kweekvis wordt verricht in het Skretting Aquaculture Research Centre (ARC) in Noorwegen. Bij veel werkzaamheden is de benadering gelijk aan die bij Agriculture R&D en speciaalvoer. Op gebieden als functionele ingrediënten en het onderzoek naar microbiota wordt op uitgebreide schaal samengewerkt en kennis gedeeld. Een belangrijk deel van Aquaculture R&D is gericht op verbetering van de efficiëntie waarmee vissen hun voer omzetten in voedingsstoffen voor groei en energie. Het gaat hier om verbetering van de voederconversie: de verhouding tussen het geconsumeerde voer en de groei van de vis. Direct doel is het produceren van meer viseiwitten in vis zoals de Atlantische zalm dan via vismeel in het voer van de zalm gaat. Naast een efficiënte voederconversie kan dit worden bereikt door vismeeleiwitten te vervangen door plantaardige eiwitbronnen. Het vinden van dergelijke alternatieven voor grondstoffen uit vismeel en visolie is van levensbelang voor de uitbreiding van de huidige viskweek. Immers, de hoeveelheid vismeel en visolie die wereldwijd beschikbaar is, wordt beperkt door de noodzaak om de wilde vispopulaties in stand te houden. In 2009 zijn er belangrijke doorbraken bereikt op dit gebied.

Dankzij de aandacht voor functionele ingrediënten bleek dat een aantal ingrediënten in vismeel, naast hun voedingsfunctie, ook andere essentiële functies hebben: bijvoorbeeld voor een gezond maag-darmkanaal, voor spijsverteringsprocessen en voor de stofwisseling. Wanneer alternatieve bronnen voor deze ingrediënten worden gevonden, kan het vismeelgehalte in voer tot een minimum worden teruggebracht. Daarnaast doen researchers onderzoek naar andere eigenschappen van functionele ingrediënten op gebieden als nutrigenomics (voederingrediënten die invloed hebben op de genexpressie) en metabolomics (voederingrediënten die invloed hebben op de stofwisseling). Ook deze onderzoeken kunnen bijdragen aan een efficiëntere viskweek.

Eén van de criteria bij het zoeken naar alternatieve grondstoffen is behoud van de gezondheidsvoordelen van visconsumptie voor de mens. Naast de omega-3-vetzuren met lange keten die voornamelijk worden verkregen uit vette vis zoals de Atlantische zalm, is vis ook een bron van hoogwaardige eiwitten en mineralen die voor de mens gemakkelijk zijn op te nemen.

Om te voldoen aan de toenemende vraag naar vis, breidt de viskweek zich uit met nieuwe vissoorten. Al meer dan 20 jaar ontwikkelt en vergaart Skretting ARC kennis over de voeding voor soorten als de Atlantische zalm, forel, zeebrasem en zeebaars. Onderzoekers maken gebruik van deze ervaring om de ontwikkeling van efficiënt voer voor nieuwe kweekvissoorten zoals kabeljauw en tonijn te versnellen. Skretting ARC neemt deel aan een EU-project voor tonijnkweek en werkt samen met teams die de tonijnkweek in Azië en de Stille Oceaan ontwikkelen.

InnoVision

Voorafgaand aan Agri Vision 2009 heeft Nutreco R&D de rondetafelconferentie InnoVision gehouden. Vooraanstaande wetenschappers op het gebied van landbouw en voedsel afkomstig uit Europa, Afrika, Noord-Amerika en Azië bespraken er samen de vooruitgang binnen verschillende wetenschappelijke disciplines die te maken hebben met diervoeding. Daaruit kwam naar voren dat diervoeding belangrijke kennis kan opdoen uit nieuwe disciplines die de farmaceutische en voedingsindustrieën in hoog tempo ontwikkelen om de verbanden te vinden tussen voeding, de microbiële populatie van het maag-darmkanaal en genetica. De landbouw zal op middellange en lange termijn de vruchten van deze activiteiten plukken. Zo kunnen voedingsstoffen invloed uitoefenen op de expressie van individuele genen (nutrigenomics). Meer kennis over dit onderwerp zal bijdragen aan efficiëntie, gezondheid en welzijn van dieren, en vermindering van de belasting van het milieu.

Een tweede conclusie was dat in de nabije toekomst substantiële efficiëntievoordelen zijn te behalen met het aanpassen en toepassen van reeds beschikbare technologieën. Voorbeelden hiervan zijn snellere en nauwkeuriger analyses van conventionele en nieuwe grondstoffen, voeding in relatie tot genexpressie en precisie landbouw. Veel nieuwe grondstoffen komen voort uit geavanceerde voedsel- en brandstoftechnologieën. Ontwikkelingen in fermentatietechnologie scheppen nieuwe mogelijkheden voor functionele voeringrediënten die de diergezondheid en de kwaliteit van eindproducten bevorderen.

De belangrijkste derde conclusie tijdens InnoVision was dat interdisciplinaire samenwerking tussen de wetenschappen steeds belangrijker wordt om in de snel groeiende kennisbank de (vele) mogelijke voordelen voor diervoeding te herkennen. Bio-informatica, de technologie om nuttige informatie te halen uit een omvangrijke gezamenlijke database, zal een essentiële rol vervullen om dit praktisch mogelijk te maken


Ruminant
Research
Centre

Het Ruminant Research Centre in Nederland heeft 140 melkkoeien. Het centrum heeft een onderzoeksteam met deskundigheid op het gebied van voeding voor melkvee, vleesvee, schapen en geiten. Op het onderzoekscentrum kan de individuele voeropname van de melkkoeien worden geregistreerd. Hierdoor kunnen de opnamepatronen van krachtvoer en ruwvoer bepaald worden, zowel tijdens de droogstand als tijdens de lactatie. Het onderzoek is van essentieel belang voor de ontwikkeling en samenstelling van voeders, concepten en modellen voor rantsoenberekening.


Swine
Research
Centre

Het Swine Research Centre in Nederland beschikt over onderzoeksfaciliteiten voor zeugen, biggen en vleesvarkens. Een speciale afdeling is uitgerust voor onderzoek op het gebied van fysiologische processen en vertering. Voor het onderzoek wordt gebruik gemaakt van elektronische systemen voor identificatie en gegevensverzameling. Hiermee kunnen de individuele voeropname, de gezondheid en de prestatie van big tot vleesvarken bestudeerd en voederstrategieën geëvalueerd worden.



Skretting Aquaculture Research Centre

Bij het Skretting Aquaculture Research Centre (ARC) in Noorwegen werken 21 onderzoeksspecialisten van negen nationaliteiten. Zij houden zich in het kader van 'Tomorrow's feed today' – de visie van het ARC – bezig met visvoer, de gezondheid van vissen, voedselveiligheid en kwaliteit en voerproductie. Onderzoekers van het ARC werken samen met universiteiten en onderzoekscentra overal ter wereld.

Op de proeffabriek worden productieapparatuur en -processen geoptimaliseerd. Dankzij de nieuwe extruder van de fabriek is onderzoek naar productiemethoden en nieuwe ingrediënten mogelijk en ontstaat een beter begrip van het extrusieproces. De fabriek produceert ook de proefvoeders. Visvoerproeven worden uitgevoerd op het nabijgelegen ARC Fish Trials Station, waar alle faciliteiten zich op het land bevinden, inclusief de zoutwaterbassins. Op het land geplaatste tanks maken het mogelijk om de condities, zoals temperatuur, beter te monitoren en te beheersen. Daarnaast zijn externe verstoringen zoals besmetting met zeeluis nu geen factor. Er is geavanceerde technologie beschikbaar voor proeven met grotere vissen in zout water. Het centrum wordt gebruikt voor groei- en verteringsproeven met zoet- en zoutwatervissen, van jonge tot volwassen exemplaren. Voerontwikkelingen voor de zoetwaterforel worden uitgevoerd op het proefstation van Skretting Italy in Mozzecane in Noord-Italië. Het internationaal geaccrediteerde laboratorium van het ARC ondersteunt de vele onderzoeksaspecten. Het is gespecialiseerd in de analyse van grondstoffen voor visvoer alsook van vis en visproducten.

Topinnovaties van 2009

De innovaties van Nutreco's R&D hebben in 2009 geleid tot vele nieuwe producten, productverbeteringen en een betere klantenservice. Hierna volgt een selectie van voorbeelden die in 2009 commercieel zijn toegepast of voor 2010 op de rol staan.

Fylax® Forte: schimmelremmer voor grondstoffen en mengvoer

Fylax® Forte wordt geproduceerd met een unieke technologie die gebaseerd is op onderzoeksresultaten van Nutreco. Het middel is aanzienlijk effectiever bij het beheersen van schimmels in mengvoer en grondstoffen dan de standaardproducten die op de markt zijn. Daarmee wordt een kostenbesparing van. 15% bereikt met dezelfde houdbaarheid. Fylax Forte werd in 2009 geïntroduceerd.

Grondstoffen voor pluimveevoer

Onderzoek binnen Nutreco heeft geleid tot een beter inzicht in de verschillen in voedingswaarde van tarwe uit diverse geografische regio's voor vleeskuikens. Er zijn nieuwe vergelijkingen ontwikkeld voor een innovatieve methode om met NIR-analyse (Near InfraRed) de voedingswaarde van het voer en de waarde ervan voor het vleeskuiken te voorspellen. Deze technologie zal helpen om verschillen in de prestaties van vleeskuikens te verminderen en wordt in de loop van 2010 bij de mengvoerbedrijven geïntroduceerd.

Recyclebare verpakking

Nutreco's researchafdeling ontwikkelde een innovatieve verpakking voor pluimveevlees, bestemd voor Spanje. Deze vernieuwde verpakking weegt nog maar de helft van de oude verpakking, maar is geschikt voor evenveel product en biedt dezelfde houdbaarheid. De verpakking kan dus efficiënter worden opgeslagen en vervoerd, zodat ook de gevolgen voor het milieu kleiner zijn. Daarnaast is de verpakking 100% recyclebaar. De nieuwe verpakking werd in 2009 geïntroduceerd bij een toonaangevend retailbedrijf.

Novalac, Newton en Rumenac: modellen voor rantsoenberekening

De modellen Novalac, Newton en Rumenac worden gebruikt om de rantsoenering voor herkauwers te optimaliseren. Het doel van de modellen is om het voer dat aan de herkauwers wordt aangeboden, te laten overeenkomen met hun voedingsbehoeften, zodat de productie-efficiëntie en diergezondheid optimaal zijn. Met deze modellen is het mogelijk te berekenen hoeveel nutriënten herkauwers nodig hebben, naast het ruwvoer. Daarnaast kunnen de modellen het optimale gebruik van pensadditieven aangeven om het optimale pensmilieu te bereiken. Ontwikkelingen in 2009 hebben geleid tot een nieuwe parameter over het glucosegehalte en de verwachte directe voedingswaarde van kuilgras door middel van NIR-analyse. Het gebruik van NIR in deze modellen om de afbraak van kuilgras in de pens te voorspellen, is uniek. Deze innovaties worden in 2010 toegepast.

MicroBalance™: voer voor zalmachtigen

Bij Nutreco-onderzoek naar het gedetailleerde voedingsprofiel van vismeel werden microvoedingsstoffen met vitale functies ontdekt. De behoefte aan deze microvoedingsstoffen van vissen zoals de Atlantische zalm en zeeforel is tot nu toe de beperkende factor voor de vermindering van de hoeveelheid vismeel in het voer. Het onderzoeksteam identificeerde alternatieve bronnen voor deze microvoedingsstoffen. Bij gebruik van deze bronnen kan het vismeelgehalte in groeivoer voor zalmachtigen tot de helft worden teruggebracht. Het concept, genaamd MicroBalance™, wordt in 2010 commercieel geïntroduceerd. Daarmee nemen de mogelijkheden voor voersamenstelling toe én wordt een bijdrage geleverd aan het duurzame gebruik van vismeel.

Optifeed: voerconcept voor zeugen

Het innovatieve voerconcept voor zeugen, Optifeed, dat begin 2010 in Spanje is geïntroduceerd, is gebaseerd op gegevens en best practices van Nutreco-onderzoeksteams en -mengvoerbedrijven in Canada, Nederland en Spanje. Het omvat een nieuw assortiment producten voor diverse levensfasen en een recent ontwikkeld model, dat voor elke boerderij en, waar mogelijk, voor elke zeug de optimale voederstrategie aangeeft met gebruikmaking van de nieuwe voeders.

Alpha-biggenvoer

Alpha-biggenvoer werd in 2009 in Noordwest-Europa gelanceerd. Daarvoor wordt gebruikgemaakt van de kennis uit onderzoek en ontwikkelingen voor de speciaalvoeractiviteiten van Nutreco (bijvoorbeeld voor Milkiwean). Alpha-biggenvoer is zeer smakelijk, heeft verbeterde fysische eigenschappen en wordt gemakkelijker door biggen gegeten. Speciale voeringrediënten bevorderen een gezond maag-darmkanaal. Alpha-biggenvoer zorgt voor betere groei en verlaagt de voerkosten.

Tonijnvoeders

Op verschillende plaatsen in de wereld zijn visbedrijven en onderzoeksteams dicht bij een succesvolle kweekmethode voor tonijn in gevangenschap. Dit zal de druk op bedreigde wilde tonijnsoorten wegnemen. Onderzoekers van Nutreco hebben AquaSoft- en Aurora-tonijnvoeders ontwikkeld maar ook gepatenteerde methoden voor de productie ervan in de juiste vorm: voerblokken met een constante kwaliteit en groot genoeg om voor tonijn aantrekkelijk te zijn. Commerciële praktijkproeven met de voeders zijn in 2009 begonnen en worden in 2010 voortgezet.

Overgangsdiëten voor Atlantische zalm

Een zeer kritieke periode in het leven van de Atlantische zalm is de periode net voordat en nadat de vis van zeewater naar zoetwater gaat. Optimale voeding kan bijdragen aan betere overlevingskansen en betere groeipercentages van deze vissoort. Onderzoekers van Nutreco hebben actieve voederingrediënten geïdentificeerd die de zalm in staat stellen beter door de overgang van zout naar zoet te komen. Nutra Supreme en Spirit Supreme (respectievelijk voor de laatste weken in zoetwater en de eerste weken in zeewater) worden in 2010 gelanceerd.

Duurzaamheid bij Nutreco

Nutreco rapporteert al tien jaar over duurzaamheidsvraagstukken. In 2009 besloot Nutreco om duurzaamheid te verankeren in de managementstructuur en het denken van Nutreco. Dit wordt gerealiseerd door middel van een programma genaamd 'Feeding the Future'.











Gedurende de tien jaar waarin Nutreco over duurzaamheid rapporteert, is Nutreco blijven participeren in stakeholderdialogen zoals de Round Table on Responsible Soy en de Salmon Aquaculture Dialogue. Agri Vision en AquaVision zijn de voor Nutreco belangrijkste stakeholderdialogen. Deze tweejaarlijkse conferenties voor alle stakeholders, die om en om worden georganiseerd (sinds 1996 twaalf in totaal), vormen een neutraal discussieplatform voor de vraagstukken die leven in de diervoedingsindustrie en leveren vanuit de hele wereld waardevolle inzichten op. De informatie en inzichten die voortvloeien uit alle stakeholderdialogen, hebben het beleid en de ambities van Nutreco beïnvloed. Deze activiteiten worden in meer detail beschreven in het Nutreco Sustainability Report 2009 (Duurzaamheidsverslag 2009).

Verdubbeling voedselproductie en halvering footprint

In juni 2009 organiseerde Nutreco de vijfde Agri Vision-conferentie. Op deze conferentie kwamen 375 leiders van agriondernemingen uit 44 landen bijeen. Ze luisterden gedurende drie sessies van een halve dag naar wat twintig topmanagers uit het bedrijfsleven en wetenschappers te vertellen hadden. Het thema van Agri Vision 2009 was de uitdaging om in 2050 de wereldbevolking van negen miljard mensen van voedsel te voorzien. Tegelijkertijd moet door de verstedelijking het voedsel door een steeds kleiner deel van de bevolking worden geproduceerd, met steeds minder bronnen in de zin van land en water, en dat terwijl de prijzen en de beschikbaarheid van grondstoffen voor voer instabiel zullen zijn.

De uitkomst van de Agri Vision-conferentie was zeer positief. Sprekers en gedelegeerden waren het erover eens dat met de beschikbare kennis en technologie en door op de juiste plaatsen te investeren, geografisch gezien bijvoorbeeld in Afrika en technisch gezien bijvoorbeeld in duurzame precisielandbouw, het mogelijk zal zijn om het benodigde voedsel duurzaam te produceren. Het potentieel om de wereld van 2050 te voeden en de mogelijkheid voor Nutreco om een duurzame bijdrage hieraan te leveren, staan beschreven in het boekje 'Feeding the Future', dat door Nutreco in februari 2010 werd gepubliceerd. Geïnspireerd door de uitgesproken positieve standpunten die op Agri Vision naar voren zijn gebracht, heeft Nutreco in dit boekje de meningen gebundeld van de belangrijkste sprekers en vele andere topmensen uit het bedrijfsleven, alsmede wetenschappers uit alle stadia van onze waardeketens. In het boekje staat beschreven welke uitdagingen er zijn en hoe we in 2050 de wereld kunnen voeden dankzij onze huidige en toekomstige kennis, vaardigheden en technologie. Tevens is men van mening dat dit kan zonder onze planeet uit te putten en met instandhouding van onze rijke biodiversiteit; met andere woorden, we kunnen onze voedselproductie verdubbelen en tegelijkertijd onze footprint halveren.

Met het samenstellen en uitgeven van dit boekje laat Nutreco zien hoe zij vanuit haar positie in het midden van de feed-to-foodketen, andere stakeholders kan betrekken en kan beïnvloeden.

De resultaten van Agri Vision zijn bovendien een belangrijke stimulans geweest voor de ontwikkeling van het duurzaamheidsproces dat nu bij Nutreco plaatsvindt. Ze versterkten de commitment om duurzaamheid te verankeren in de dagelijkse activiteiten en de denkwijze van Nutreco. De eerste belangrijke stap was het ontwikkelen van een relevant duurzaamheidsbeleid.

Duurzaamheidsbeleid

De ontwikkeling van het beleid begon met de oprichting van een 'Innovation & Sustainability Committee' als onderdeel van de Raad van Commissarissen bestaande uit drie leden van de Raad van Commissarissen die regelmatig overleg hebben met de Nutreco CEO en de Director Research & Development and Quality Affairs. Het formeren van het Innovation & Sustainability Committee is om meerdere redenen belangrijk. In de eerste plaats wordt duurzaamheid als een essentieel onderdeel van Nutreco aangeduid en wordt het proces naar meer duurzaamheid gestimuleerd vanuit de top van het bedrijf. In de tweede plaats wordt innovatie van groot belang geacht bij het streven naar duurzaamheid van de producten en het technische advies dat Nutreco haar klanten biedt.

In het duurzaamheidsbeleid van Nutreco worden de volgende commitments van Nutreco uiteengezet:

1. **Nutreco investeert in onderzoek naar de impact van haar activiteiten en producten op het milieu, waaronder klimaateffecten. Nutreco werkt aan verbeteringen door haar positieve bijdragen te vergroten en de negatieve impact van haar activiteiten terug te dringen, waarbij de belangrijkste aandachtspunten zijn:**

- Het verbeteren van de voerefficiency, d.w.z. de conversie van voer in dierlijke producten, om het gebruik van natuurlijke hulpbronnen te optimaliseren en het verspillen van voedingsstoffen te verminderen
- De verdere ontwikkeling van het gebruik van bijproducten van de voedings-, dranken- en biobrandstofindustrie, biomassa en niet-organische grondstoffen om de druk op de natuurlijke bronnen te verlichten
- Veranderingen in dieetpatronen en voersamen-stellingen voor dieren en vissen om de CO_2-emissies van de veehouderij aanzienlijk te verminderen
- Vermindering van de CO_2-uitstoot van Nutreco's eigen werkzaamheden
- Samenwerking met partners in de waardeketen om duurzaamheidscriteria op te stellen, controle- en managementsystemen te implementeren voor de inkoop van grondstoffen binnen Nutreco en het gebruik van deze systemen te stimuleren in de waardeketen. Genoemde criteria hebben betrekking op agriculturele hulpbronnen, waaronder veranderingen in grondgebruik zoals ontbossing, alsmede op grondstoffen afkomstig uit de visserij.

2. **Nutreco levert duurzame voerproducten van hoge kwaliteit om de beste resultaten te bereiken in veeteelt en viskweek. De onderneming stelt het garanderen van feed-to-foodveiligheid boven risicovolle mogelijkheden om snel winst te maken.**

3. **Nutreco biedt een veilige werkomgeving, eerlijke en gelijke tewerkstelling in alle werkzaamheden ongeacht geslacht, ras, huidskleur, geloof of seksuele geaardheid. Alle medewerkers hebben de mogelijkheid om scholing te volgen en carrière te maken al naar gelang hun talenten en ambities. Nutreco is positief aanwezig in de gemeenschappen waar zij gevestigd is en in de maatschappij in bredere zin doordat zij sociale en economische ontwikkeling mogelijk maakt.**

Het is van essentieel belang voor Nutreco om aandacht aan deze commitments te besteden teneinde een duurzame onderneming op economisch, milieugebonden en sociaal gebied te zijn en haar ambitie waar te maken om een belangrijke bijdrage te leveren aan 'Feeding the Future'. Het duurzaamheidsprogramma van Nutreco zal ertoe bijdragen dat medewerkers trotser zijn op het werk dat ze doen en het bedrijf waarvoor zij werken. Het zal ertoe bijdragen dat gemeenschappen trots zijn op de aanwezigheid van Nutreco in hun midden en dat investeerders trots zijn op het bedrijf waarin zij hebben besloten te investeren.

Duurzaamheidsdoelstellingen

Om het belang van duurzaamheid te onderstrepen zijn in 2010 voor het eerst duurzaamheidsdoelstellingen in het beloningspakket van Nutreco-managers opgenomen.

Praktische acties en doelstellingen:

A. Vermindering en beperking van de broeikasgaseffecten uit Nutreco-activiteiten

- Halvering van de rechtstreekse CO_2-emissies van de Nutreco-fabrieken in 2015

B. Creëren van bewustzijn, zowel intern als extern, en opzetten van een wereldwijde structuur voor duurzaamheid:

- Opstellen van jaarlijkse actieplannen per werkmaatschappij. Wereldwijd duurzaamheidsbeleid met plaatselijke implementatie, acties en doelstellingen
- Initiëren van duurzaamheidsacties in de gehele bedrijfstak (keten)
- Koppelen van Nutreco Purchasing aan duurzaamheidsdoelstellingen en leveranciersbeleid

Feeding the Future: duurzaamheidsprogramma

Het 'Feeding the Future'-duurzaamheidsprogramma is gemaakt om de duurzaamheidsdoelstellingen van de Raad van Bestuur en de drie aandachtsgebieden te vertalen in meer specifieke doelstellingen en concrete meetbare activiteiten. Het programma dient om op een effectieve manier duurzame waarde te creëren en als inspiratie voor de hele organisatie. Het programma adresseert de voorwaarden die nodig zijn om de organisatie te verbeteren en duurzaamheid te integreren in de keten.

Het programma start met een sustainability-structuur en -systeem als basis voor betere en meetbare duurzaamheidsprestaties gebaseerd op voortdurende verbetering en kennisoverdracht. Door de hele organisatie zullen mensen worden betrokken en opgeleid en er zal worden voortgebouwd op de bestaande best practices. De operationele bedrijven zullen ieder met een eigen actieplan komen in overeenstemming met de doelstellingen en uitdagingen beschreven in het 'Feeding the Future'-duurzaamheidsprogramma. Op alle niveaus in Nutreco zullen we doorgaan met innovatieve acties om onze business gaandeweg op een duurzame wijze te verbeteren.

Het 'Feeding the Future'-duurzaamheidsprogramma zal van start gaan in 2010.
Enkele activiteiten die de komende twee jaar op de planning staan, zijn:

- De ontwikkeling van CO_2-footprints en CO_2-reductieplannen voor iedere productiefaciliteit. Elk plan zal moeten bijdragen aan de halvering van de CO_2-uitstoot van Nutreco in 2015
- De toepassing van de huidige voermodellen in de beoordeling van duurzaamheid bij de ontwikkeling van nieuwe voerproducten gebaseerd op een integrale duurzaamheidsbenadering en efficiëntie
- De ontwikkeling van een duurzame inkoopstrategie met als doel relevante duurzaamheidscriteria te integreren in Nutreco's inkoopbeleid en -processen
- De structurering van onze externe activiteiten in de keten met als doel effectiever te zijn zowel internationaal als lokaal
- Het creëren van meer intern en extern bewustzijn en kennisoverdracht van duurzaamheidsambities en 'best practices'
- Het maken van een duurzaamheidsplan per operationeel bedrijf van Nutreco.

Human Resources

Het jaar 2009 werd voor Human Resources gekenmerkt door vooruitgang en aanpassing. Vooruitgang werd geboekt met de verdere implementatie van processen voor performance management en management development. Aanpassing volgde op de invoering van de nieuwe bestuursstructuur van Nutreco, waardoor de management- en rapportagelijnen herzien en de ondersteunende HR-tools aangepast moesten worden.



Nutreco Spanje introduceerde een nationale versie van het programma 'Expanding Horizons'.

Performance management & management development

Gedurende de eerste maanden van 2009 werd de People and Career Tool (P@CT) in 29 landen geïmplementeerd, nadat de tool medio 2008 al voor de top 280 was uitgerold. P@CT is ingevoerd om de processen voor performance management te verbeteren door het faciliteren van performance planning, halfjaarlijkse en eindejaarsbeoordelingen en het creëren van transparantie en consistentie van genoemde processen in alle Nutreco-bedrijven. Bovendien ondersteunt P@CT de processen voor management development, die in oktober 2009 gestart zijn. Via P@CT worden gegevens over performance management, management development, maar ook over scholing, mobiliteit en opvolgingsplanning gecombineerd.

De eindejaarsbeoordelingen voor 2009 en de performance planning voor 2010 met behulp van P@CT zijn op 1 december gestart en zullen voor eind maart 2010 zijn afgerond. Het is voor het eerst dat Nutreco eindejaarsbeoordelingen en processen voor performance planning zo consistent en transparant op grote schaal uitrolt. In de beoordelingen bespreken de managers de resultaten met hun medewerkers en elke medewerker wordt beoordeeld aan de hand van overeengekomen doelstellingen en de vereiste competentieniveaus. P@CT is inmiddels in zeven talen beschikbaar, waaronder Chinees en Russisch. Op 31 december 2009 hadden 2.950 medewerkers toegang tot P@CT.

Nutreco HR in Spanje heeft een programma opgesteld voor de integratie van de onlangs overgenomen bedrijven van Cargill Animal Nutrition in Spanje en Portugal. Hiertoe behoort het in kaart brengen van de competenties van de teams van zowel Nanta als Cargill, met als doel uit de beste teams van beide bedrijven een nieuw bedrijf te vormen. Bij dit programma is gebruik gemaakt van de diensten van een gespecialiseerd adviesbureau.

Werving, opleiding en ontwikkeling

Er werd een internationale e-recruitmenttool ontwikkeld die begin 2009 op de Nutreco-website zou worden geïmplementeerd. Implementatie werd vanwege de wervingsstop uitgesteld. In januari 2010 is e-recruitment alsnog geïmplementeerd, allereerst voor vacatures in Nederland.

Het tweejarige ontwikkelingsprogramma 'Expanding Horizons' dat in 2008 van start ging, is bedoeld om de internationale loopbaan van jonge talentvolle medewerkers binnen Nutreco te versnellen. Dat geschiedt door middel van het verbreden van internationale ervaring, het verbeteren van het inzicht in Nutreco als geheel en het vergroten van de loopbaanmobiliteit alsmede meer interactie met senior managers. Voor dit eerste programma werden acht deelnemers geworven in Nederland. Zij hebben in groepjes van twee aan vier internationale opdrachten gewerkt. De resultaten werden eind 2009 geleverd en waren boven verwachting. Dit was een bevestiging van de waarde van het programma, zowel voor de deelnemers als voor de onderneming die de conclusies en aanbevelingen van de deelnemers heeft overgenomen. In 2010 gaat een tweede programma van start, waarbij werving door heel Europa zal plaatsvinden.

In samenwerking met Nutreco Sourcing and Procurement werden twee trainingsprogramma's ontwikkeld: projectmanagement en onderhandelen voor gevorderden. Na de succesvolle afronding van het eerste trainingsprogramma voor projectmanagement komt het nu binnen Nutreco op grotere schaal beschikbaar. Het eerste trainingsprogramma voor onderhandelen voor gevorderden stond gepland voor februari 2010. Als dit net zo succesvol is, komt het eveneens op grotere schaal beschikbaar.

In 2009 werd een nieuwe tool voor functie-evaluatie ontworpen. Deze tool wordt nu in heel Nutreco gebruikt om functies te evalueren. Grotere uniformiteit bij het classificeren van functies verbetert de internationale mobiliteit binnen Nutreco en ondersteunt de hierboven omschreven processen voor management development.

Nutreco-medewerkers

Het aantal Nutreco-medewerkers steeg van 9.278 in 2008 naar 9.690 op 31 december 2009, vooral als gevolg van de acquisities in Brazilië en Spanje. Nutreco is met 117 fabrieken in 25 landen actief op vijf continenten: Noord- en Zuid-Amerika, Australië, Europa en Azië.

In de volgende gedetailleerde analyse zijn de medewerkers van de onlangs overgenomen bedrijven nog niet opgenomen. Het percentage vrouwelijke Nutreco-medewerkers bedroeg 27,7% (2008: 28,6%). Het percentage personeel in managementfuncties bedroeg 8% (2008: 8,1%), waarvan 23,6% vrouwen (2008: 23,4%). De gemiddelde leeftijd was 41,1 jaar (2008: 40,0 jaar).

De gemiddelde duur van het dienstverband bedroeg 11,7 jaar (2008: 10,9 jaar). 20,2% van de Nutreco-medewerkers was in het bezit van een bachelortitel of hogere kwalificatie (2008: 17,9%).

Medewerkers per segment

Percentages per bedrijfssegment bij benadering

Segment	Medewerkers 2009	Medewerkers 2008
Premix en speciaalvoer	31%	30%
Visvoer	13%	14%
Mengvoer Europa, diervoeding Canada en vlees en overige activiteiten	53%	52%
Research & Development, hoofdkantoor en shared services	3%	4%

Geografische verdeling van medewerkers

Land	Medewerkers 2009	Medewerkers 2008
Spanje	35.2%	36.2%
Canada	12.9%	12.3%
Nederland	10.7%	10.8%
Overige landen	41.2%	40.7%*

**Het percentage medewerkers in alle overige landen was lager dan 10% per land en alleen in China was het hoger dan 5% (6,3%).*

Ongevallen

Cijfers over ziekeverzuim en ongevallen (lost time incidents – LTI) binnen Nutreco worden op de Nutreco-website gepubliceerd. Er was geen sprake van dodelijke ongevallen bij Nutreco in 2009. Nutreco houdt vast aan haar uiteindelijke doelstelling om het aantal ongevallen op het werk tot nul terug te brengen.

Corporate governance

De Nederlandse Corporate Governance Code is op 1 januari 2004 in werking getreden. De Monitoring Commissie Corporate Governance Code (Commissie Frijns) heeft in december 2008 een wijziging in de Code (de 'Gewijzigde Code') gepubliceerd. De Gewijzigde Code trad op 1 januari 2009 in werking, maakt onderdeel uit van de Nederlandse wet en zal hierna worden genoemd: de 'Code'. Een verslag over naleving van de Code zal op de Algemene Vergadering van Aandeelhouders (AVA) van 2010 worden uitgebracht. De Raad van Bestuur heeft in de loop van 2009 onderzoek verricht naar de in de Code aangebrachte wijzigingen en aanvullingen, en heeft de Raad van Commissarissen en het Remuneration Committee hierover verslag uitgebracht. In dit verslag staat of de Vennootschap de 'best practice'-bepalingen van de Code naleeft en is daar commentaar op geleverd. Conform de Code wordt dit hoofdstuk 'Corporate governance' als apart agendapunt ter bespreking voorgelegd op de op 1 april 2010 te houden AVA.

De voornaamste punten waarop de Vennootschap afwijkt van de huidige Code, zijn de volgende:

- Benoeming van de leden van de Raad van Bestuur voor een (her)benoemingsperiode van maximaal vier jaar. De CEO en de CFO werden voor de invoering van de Code benoemd en de Vennootschap is gebonden aan arbeidscontracten voor onbepaalde tijd. In het afgelopen jaar werden de Executive Vice-Presidents van de drie divisies van de Vennootschap in de Raad van Bestuur benoemd in de Buitengewone Vergadering van Aandeelhouders (BVA) van 30 juni 2009. De arbeidsvoorwaarden van de drie Executive Vice-Presidents als nieuwe leden van de Raad van Bestuur zijn volledig in overeenstemming met de 'best practice'-bepalingen van de Code.
- Beperking van de ontslagvergoeding tot het vaste deel van de bezoldiging over een jaar. De CEO en de CFO werden voor de invoering van de Code benoemd en de Vennootschap is gebonden aan de bepalingen van hun arbeidscontracten en de daarin opgenomen voorwaarden voor ontslagvergoedingen. Voor de nieuw benoemde leden van de Raad van Bestuur is de ontslagvergoeding beperkt tot het vaste jaarsalaris in overeenstemming met de bepalingen van de Code.

Raad van Bestuur

Samenstelling

Tot 30 juni 2009 bestond de Raad van Bestuur uit drie leden: de heer W. Dekker, CEO, de heer J.B. Steinemann, COO, en de heer C.J.M. van Rijn, CFO. Het dienstverband van de heer J.B. Steinemann werd per 30 juni 2009 beëindigd. In de BVA van 30 juni 2009 werden de Executive Vice-Presidents van de Agriculture-divisie, de heer J.A. Vergeer, de Aquaculture-divisie, de heer K. Nesse, en de Specialties-divisie, de heer F.J. Tielens, benoemd in de Raad van Bestuur. De Raad van Bestuur wordt door de Algemene Vergadering van Aandeelhouders benoemd op voordracht van de Raad van Commissarissen, waarbij deze laatste aangeeft of de voordracht al of niet bindend is. Het bindende karakter kan worden ontnomen door een eenvoudige meerderheid van stemmen op de Algemene Vergadering van Aandeelhouders. Op de AVA van 2002 heeft de Raad van Commissarissen besloten geen gebruik te maken van de mogelijkheid van een bindende voordracht voor benoemingen, tenzij sprake is van uitzonderlijke omstandigheden zoals een dreigende overname.

Bezoldigingsbeleid Raad van Bestuur

De doelstellingen van het bezoldigingsbeleid zijn goede bestuurders aan te trekken, te motiveren en te behouden en een marktconform bezoldigingsbeleid te voeren op basis van variabele beloningscomponenten gebonden aan bepaalde meetbare doelstellingen, die direct gekoppeld zijn aan de prestatiedoelstellingen van de Vennootschap. Het door de Algemene Vergadering van Aandeelhouders goedgekeurde bezoldigingsbeleid voorziet erin de Raad van Bestuur te belonen volgens de mediaan van de markt. De verschillende beloningscomponenten van de Raad van Bestuur worden ten minste eenmaal per jaar door het Remuneration Committee herzien.

De bezoldiging van de Raad van Bestuur is opgebouwd uit de volgende componenten:

- een basissalaris dat eens per jaar wordt herzien;
- een variabele beloning die gekoppeld is aan prestatiedoelstellingen overeengekomen met de Raad van Commissarissen voor het daaropvolgende jaar;
- emolumenten zoals een ziektekostenverzekering, een bedrijfswagen en een onkostenvergoeding;
- pensioenpremies;
- een langetermijnincentive bestaande uit prestatiegebonden aandelen.

Er is een groep van vergelijkbare ondernemingen samengesteld aan de hand waarvan de bezoldiging van de Raad van Bestuur wordt bepaald. Op de AVA van 2008 werd een voorstel goedgekeurd om de referentiegroep voor het basissalaris te laten bestaan uit de zeven laagst genoteerde vennootschappen van de AEX-index en de acht hoogst genoteerde vennootschappen van de AMX-index, op basis van de door de NYSE Euronext Amsterdam gepubliceerde indexen. Financiële instellingen en vastgoedmaatschappijen worden uitgesloten van de referentiegroep voor het basissalaris.

De jaarlijkse beoordeling van de referentiegroep, die in december 2009 werd uitgevoerd door een externe consultant, liet afwijkingen zien ten aanzien van de nieuw benoemde leden van de Raad van Bestuur, in vergelijking met het beleid van de Vennootschap dat voorziet in bezoldiging op mediaanniveau van de marktreferentiegroep. Derhalve werd voorgesteld om het basissalaris van de drie Executive Vice-Presidents, die eveneens lid zijn van de Raad van Bestuur, te verhogen van EUR 330.000 naar EUR 395.000 per jaar. Het basissalaris van de CEO en de CFO werd eveneens opnieuw beoordeeld.

In de hieronder weergegeven tabel zijn de waarden opgenomen van:

- (i) het variabele bedrag dat kan worden verdiend als de prestatie in vergelijking met de gestelde doelstellingen de minimumscore van 80% bereikt; daaronder wordt geen variabel bedrag betaald, (ii) het bedrag als de score de doelstellingen heeft bereikt en (iii) het maximale variabele bedrag als de daadwerkelijke prestatie de gestelde doelstellingen met 150% overtreft. Indien de werkelijke prestatie de gestelde doelstellingen met 150% overtreft, blijft het maximale variabele bedrag begrensd tot 150%;
- de economische waarde van de meerjarige incentive (LTI – Long-Term Incentive) van toekenning van prestatiegebonden aandelen als (i) de door de Vennootschap gerealiseerde Total Shareholders' Return (TSR) op mediaanniveau van de referentiegroep ligt; onder dit niveau worden geen prestatiegebonden aandelen toegekend en als (ii) de door de Vennootschap gerealiseerde TSR in vergelijking met de referentiegroep de eerste plaats in de referentiegroep inneemt.

Voor verdere informatie betreffende het werkelijke aantal aandelen dat door leden van de Raad van Bestuur wordt gehouden (vrij beschikbaar of met een lock-upbeperking) of het aantal aandelen dat onder voorbehoud aan leden van de Raad van Bestuur is toegekend, wordt verwezen naar blz. 138 van het Nutreco Annual Report 2009.

	Vast basis-salaris	Variabel deel in contanten min./ doelstelling/ max. in % van basissalaris	Variabele beloning gekoppeld aan prestaties	Minimum te betalen als % van basissalaris	Doelstelling te betalen als % van basissalaris	Maximum te betalen als % van basissalaris	Meerjarige variabele component in aandelen
CEO	100% in contanten	0% 60% 90%	Financieel 75% Strategisch 12.5% Operationeel 12.5%	100%	160%	190%	3 jaar afhankelijk van TSR
CFO	100% in contanten	0% 50% 75%	Financieel 75% Strategisch 12.5% Operationeel 12.5%	100%	150%	175%	3 jaar afhankelijk van TSR
Executive Vice-Presidents	100% in contanten	0% 35% 50%	Financieel 75% Strategisch 12.5% Operationeel 12.5%	100%	135%	150%	3 jaar afhankelijk van TSR

Basissalaris

Voor de individuele bezoldiging wordt verwezen naar blz. 56 van dit verslag.

Pensioenen op basis van het gemiddeld verdiende loon

De pensioenregeling voor Nederlandse leden van de Raad van Bestuur is een pensioenregeling op basis van toegezegde premies gebaseerd op het gemiddeld verdiende loon. De niet-Nederlandse leden van de Raad van Bestuur blijven de opbouw van hun pensioenrechten in hun respectieve landen van herkomst voortzetten.

Variabele beloning

Op aanbeveling van het Remuneration Committee heeft de Raad van Commissarissen een aantal ambitieuze en meetbare financiële, strategische en operationele doelstellingen vastgesteld voor de Raad van Bestuur. De financiële doelstellingen EBITA, capital expenditure (CAPEX), nettowerkkapitaal en Cash EPS ten opzichte van de begroting hebben een gewicht van 75%. Strategische en operationele doelstellingen hebben een gewicht van elk 12,5% van de variabele beloning. Gezien de gevoelige aard van de specifieke doelstellingen heeft de Raad van Commissarissen als beleid aangenomen geen gegevens over de prestatiedoelstellingen bekend te maken. Elk jaar verricht de externe accountant onderzoek naar de realisatie van de tussen de Raad van Bestuur en de Raad van Commissarissen overeengekomen financiële doelstellingen.

Op een eerder in 2010 gehouden vergadering heeft het Remuneration Committee aan de Raad van Commissarissen voorgesteld om aan de Raad van Bestuur een score van 109% toe te kennen ten aanzien van het bereiken van de doelstellingen voor 2009. Hieruit volgt dat de variabele beloningen aan de CEO, de CFO en de Executive Vice-Presidents, leden van de Raad van Bestuur, respectievelijk 71,2%, 59,9% en 41,5% van het basissalaris bedragen. De externe accountant heeft de realisatie van de financiële doelstellingen voor 2009 bevestigd. De Raad van Commissarissen heeft het voorstel van het Remuneration Committee goedgekeurd.

Emolumenten

Deze bestaan uit ziektekostenverzekering en een bedrijfsauto. De onkostenvergoeding bedraagt EUR 3.471 per jaar voor elk lid van de Raad van Bestuur.

Bepalingen ten aanzien van veranderingen in zeggenschap

In de arbeidscontracten van de Raad van Bestuur zijn geen bepalingen opgenomen ten aanzien van ontslagregelingen in geval van een wijziging in zeggenschap over de Vennootschap.

Meerjarig stimuleringsplan: prestatiegebonden aandelen

Dit zijn aandelen die door de Raad van Commissarissen worden toegekend zonder financiële vergoeding en die deel uitmaken van het meerjarig stimuleringsplan voor leden van de Raad van Bestuur.

De op basis van IFRS-regels vastgestelde kosten voor deze aandelen worden gedurende de vestingperiode in de winst- en verliesrekening opgenomen als personeelskosten.

Het feitelijke aantal prestatiegebonden aandelen dat de Raad van Bestuur ontvangt ('vesting') hangt af van de Total Shareholders' Return (TSR) over een vooraf gedefinieerde termijn vergeleken met de TSR van een selectie van vergelijkbare bedrijven (referentiegroep). TSR meet het door de aandeelhouder gerealiseerde rendement en weerspiegelt zowel het koersverloop van het Nutreco-aandeel als de waarde van de dividendopbrengsten en mogelijke terugbetalingen van het aandelenkapitaal, gebaseerd op de veronderstelling dat dividenden herbelegd worden in aandelen van Nutreco op de datum waarop de aandelen ex-dividend worden of het aandelenkapitaal daadwerkelijk wordt terugbetaald. Prestatiegebonden aandelen dienen gedurende een gedefinieerde minimumtermijn (twee jaar) vanaf de vestingdatum of tot het eind van het dienstverband van het desbetreffende lid van de Raad van Bestuur te worden gehouden, afhankelijk van welke periode de kortste is. De huidige regels ter zake van prestatiegebonden aandelen staan vermeld op de website van de Vennootschap.

Meerjarig stimuleringsplan 2007 en volgende jaren

Op de Algemene Vergadering van Aandeelhouders van 26 april 2007 werd een nieuw meerjarig stimuleringsplan voor het jaar 2007 en volgende jaren goedgekeurd. Het meerjarige stimuleringsplan beoogt de relatie te versterken tussen de bezoldiging van de Raad van Bestuur en de uitvoering van de langetermijnstrategie van de Vennootschap. De bepalingen van het plan werden op de website van de Vennootschap geplaatst. De belangrijkste voorwaarden van het goedgekeurde meerjarige stimuleringsplan, die vanaf 2007 gelden, zijn de volgende:

(I) Prestatiegebonden aandelen worden jaarlijks toegekend en zijn gebonden aan bepaalde voorwaarden. De voorwaardelijke toekenning wordt na een prestatieperiode van drie jaar onvoorwaardelijk.
(II) De economische waarde op jaarbasis per toekenningsdatum vertegenwoordigt 85% (2008: 85%) van het basissalaris van de voorzitter van de Raad van Bestuur, 80% (2008: 80%) van het basissalaris van de CFO (in 2009 ontving ook de COO dit bedrag) en 50% (2008: n.v.t.) van het basissalaris van de Executive Vice-Presidents, leden van de Raad van Bestuur.
(III) De voorwaardelijke toekenning wordt onvoorwaardelijk na een prestatieperiode van drie jaar, afhankelijk van de realisering door de Vennootschap van de vooraf bepaalde Total Shareholders' Return (TSR) vergeleken met de TSR-cijfers van een aan de Algemene Vergadering van Aandeelhouders voorgedragen en door hen goedgekeurde referentiegroep, bestaande uit alle aan NYSE Euronext Amsterdam, AMX- en AScX-segmenten genoteerde ondernemingen.
(IV) Indien de TSR gedurende de driejarige vestingtermijn lager is dan de mediaanpositie in de referentiegroep, vindt er geen vesting plaats. Van de toegekende aandelen wordt 50% onvoorwaardelijk wanneer de Vennootschap de mediaanpositie binnen de referentiegroep inneemt; op basis van een lineaire curve is een maximum van 150% van toepassing indien de Vennootschap binnen de referentiegroep de koppositie inneemt.
(V) Gedurende een termijn van twee jaar na vesting zijn de aandelen onderworpen aan een lock-upperiode, waarbij vanaf de vestingdatum alleen aandelen mogen worden verkocht ter voldoening van de voor dergelijke aandelen verschuldigde belasting.
(VI) Deelnemers aan de regeling hebben elk jaar recht op dividend op het aantal toegekende aandelen, maar dit dividend wordt slechts uitbetaald bij vesting.

Het aantal in 2009 voorwaardelijk aan de Raad van Bestuur toegekende aandelen bedroeg 103.900 (2008: 50.000). Hiervan werden aan de CEO 32.000 (2008: 21.000), aan de CFO en COO 22.000 (2008: 14.500) en aan de Executive Vice-Presidents 9.300 (2008: n.v.t.) aandelen toegekend. Bovendien werden in totaal 112,400 (2008: 85.700) prestatiegebonden aandelen toegekend aan een aantal leidinggevenden en hogere functionarissen van de Vennootschap. Op deze prestatiegebonden aandelen zijn gelijkaardige voorwaarden van toepassing als die welke voor de Raad van Bestuur gelden, met uitzondering van de lock-upperiode van twee jaar na vesting waarvan werd besloten dat deze niet geldt voor aan niet-leden van de Raad van Bestuur toegekende aandelen. Voor de prestatiegebonden aandelen van 2007 en 2008 zullen eveneens verschillende methoden voor de berekening van de TSR voor de leden van de Raad van Bestuur en andere deelnemers worden gehanteerd. Voor het prestatiegebonden aandelenplan van 2007, dat loopt van 1 januari 2007 tot en met 31 december 2009, heeft de TSR geleid tot een 22e plaats in de lijst van vergelijkbare ondernemingen. Deze rangschikking resulteert in een vesting van 82,26% van de eerste toekenning van aandelen voor de leden van de Raad van Bestuur en van 91,67% voor de overige deelnemers. Vestingdatum is 2 april 2010.

Scenarioanalyse

Het Remuneration Committee heeft, met behulp van zijn gespecialiseerde adviseur, een analyse gemaakt van de waarde van de prestatiegebonden aandelen, onder verschillende scenario's, die aan de leden van de Raad van Bestuur zijn toegekend.

Veranderingen in zeggenschap

Er is besloten dat in geval van een verandering in zeggenschap de Raad van Commissarissen kan besluiten de vesting van alle toegekende aandelen op pro-ratabasis te versnellen. Voor de berekening van de vestingvoorwaarden zal de laatste opgenomen koers de slotkoers van de Nutreco-aandelen zijn op de dag voorafgaand aan de bekendmaking van een overnamebod.

Clawback

Er is besloten dat, met inachtneming van de wet boven deze regeling, de Raad van Commissarissen bevoegd is om alle variabele beloningselementen die zijn uitbetaald op basis van een onjuiste jaarrekening, terug te vorderen over een periode die loopt tot een volledig boekjaar voorafgaand aan het boekjaar waarin de grond voor deze vordering is ontstaan.

Bezoldiging van leden van de Raad van Bestuur en van de Raad van Commissarissen

Bezoldiging van de leden van de Raad van Bestuur

(EUR)	Salariskosten	Variable beloning	Pensioenkosten	Totaal 2009	Totaal 2008
W. Dekker	601.288	406.695	131.353	1.139.336	1.178.399
K. Nesse*	169.303	68.475	13.869	251.647	-
C.J.M. van Rijn	443.984	248.829	136.420	829.233	817.892
F.J. Tielens*	175.362	68.475	19.095	262.932	-
J.A. Vergeer*	173.493	68.475	22.830	264.798	-
J.B. Steinemann**	984.152	-	62.546	1.046.698	793.294
	2.547.582	**860.949**	**386.113**	**3.794.644**	**2.789.585**

* De bedragen gelden voor de periode 1 juli 2009 – 31 december 2009.

** Dit bedrag heeft betrekking op de periode 1 januari 2009 – 30 juni 2009 en is inclusief een vertrekregeling van EUR 772.000.

Overige bezoldiging

(EUR)	2009	2008
W. Dekker	488.426	556.719
K. Nesse	53.200	-
C.J.M. van Rijn	340.477	382.637
F.J. Tielens	23.498	-
J.A. Vergeer	53.200	-
J.B. Steinemann	173.156	382.637
	1.131.957	**1.321.993**

Bezoldiging van de leden van de Raad van Commissarissen

(EUR)	Bezoldiging Raad	Bezoldiging Committee	Totaal 2009	Totaal 2008
R. Zwartendijk	55.000	5.000	60.000	60.000
J.M. de Jong	43.000	7.500	50.500	50.500
L.J.A.M. Ligthart****	21.500	11.000	32.500	65.000
Y. Barbieux	43.000	7.500	50.500	48.000
J.A.J. Vink	43.000	10.000	53.000	50.500
R.J. Frohn***	32.250	7.500	39.750	-
A. Puri***	32.250	3.750	36.000	-
	270.000	**52.250**	**322.250**	**274.000**

*** De bedragen gelden voor de periode 21 april 2009 – 31 december 2009.

**** De bedragen gelden voor de periode 1 januari 2009 – 21 april 2009.

Aandelen in handen van de Raad van Commissarissen en van de Raad van Bestuur

Leden van de Raad van Bestuur zijn aandeelhouders van de Vennootschap.

Vrij beschikbare aandelen
Op 31 december 2009 had, van de leden van de Raad van Bestuur, alleen de heer C.J.M. van Rijn 427 gewone aandelen (2008: 141 aandelen) in bezit. Voor deze aandelen gelden geen beperkingen. Na het vertrek van de heer J.B. Steinemann op 30 juni 2009 worden de aandelen die door hem worden gehouden, ongeacht of deze beperkt of vrij beschikbaar zijn, per 31 december 2009 niet meer gerapporteerd.

Aandelen met lock-upbeperking die vallen onder de meerjarige stimuleringsprogramma's (LTI) van 2004 en 2005
De CEO en CFO hadden 64.165 aandelen in bezit uit de meerjarige stimuleringsprogramma's van 2004 en 2005 met een lock-upbeperking tot 2011. Van deze aandelen waren er 38.500 (2008: 38.500) in bezit van de heer W. Dekker en 25.665 (2008: 25.665) van de heer C.J.M. van Rijn. Het dividend op deze aandelen is vrij beschikbaar.

Aandelen met lock-upbeperking die vallen onder het meerjarige stimuleringsprogramma (LTI) van 2006
Bovendien hadden de CEO en de CFO 29.501 aandelen in bezit, afkomstig van het meerjarige stimuleringsprogramma van 2006, met een lock-upbeperking van vijf jaar tot 2013. Van deze aandelen waren er 20.166 in bezit van de heer W. Dekker en 9.335 van de heer C.J.M. van Rijn. Het dividend op deze aandelen is vrij beschikbaar. Bovendien had de heer C.J.M. van Rijn 191 aandelen in bezit afkomstig uit de aandelenparticipatieregeling voor werknemers.

Aandelen die niet gevest zijn uit de meerjarige stimuleringsprogramma's (LTI) van 2007, 2008 en 2009
Aan de leden van de Raad van Bestuur zijn bovendien voorwaardelijk 165.838 prestatiegebonden aandelen toegekend onder de meerjarige stimuleringsprogramma's van 2007, 2008 en 2009. Van deze aandelen waren er 72.643 in bezit van de heer W. Dekker, 50.495 van de heer J. Steinemann, 50.495 van de heer C.J.M. van Rijn, 16.700 van de heer K. Nesse, 9.300 van de heer F.J. Tielens en 16.700 van de heer J.A. Vergeer.

Aandelen in het bezit van leden van de Raad van Commissarissen
Een lid van de Raad van Commissarissen, de heer Y. Barbieux, heeft privé geïnvesteerd in Nutreco-aandelen en had 504 gewone aandelen in bezit (2008: 466 aandelen).

Voor de mutaties in aandelenopties en prestatiegebonden aandelen in het bezit van de Raad van Bestuur en andere leden van het management, wordt verwezen naar de bladzijden 138-139 van de geconsolideerde jaarrekening.

Aangezien de heer J.B. Steinemann niet langer lid is van de Raad van Bestuur, is de lock-upbeperking op de aandelen die hij op 31 december 2008 in bezit had, niet langer van toepassing en zijn deze aandelen vrij beschikbaar. De aandelen die voorwaardelijk aan de heer Steinemann onder de programma's van 2007, 2008 en 2009 zijn toegekend, zullen op pro-ratabasis vesten, evenals de TSR-positie van de Vennootschap in vergelijking met de referentiegroep.

Risicomanagement

Risicoprofiel

Nutreco's management onderkent dat risicobeheersing een belangrijk onderdeel van het ondernemerschap vormt. Acceptatie van een bepaald risiconiveau is zelfs een noodzakelijke voorwaarde voor de realisering van de strategische en financiële doelstellingen van de Vennootschap.

Over het algemeen stelt Nutreco zich voorzichtig op met betrekking tot het aangaan van grote zakelijke risico's. De grootte van een risico wordt bepaald door de mate van waarschijnlijkheid dat het risico zich zal voordoen en de mogelijke gevolgen daarvan voor Nutreco's strategische en financiële doelstellingen.

Het management is van mening dat als gevolg van de wereldwijde financiële crisis de kredietrisico's verbonden aan leveringen aan klanten een aanzienlijk risico is.

In de tweede plaats heeft de hoge volatiliteit van de grondstoffenmarkten er in de laatste twee jaar toe geleid dat de aandacht van het management voor de hieruit voortvloeiende operationele en financiële risico's is toegenomen. In de eerste helft van 2009 werd dit risico ten aanzien van (de volatiliteit van) grondstoffen realiteit. Nutreco's mengvoeractiviteiten in Nederland lieten een eenmalig verlies van ongeveer EUR 20 miljoen zien in verband met inkoopposities van grondstoffen. Er zijn maatregelen genomen om te voorkomen dat dit in de toekomst weer kan gebeuren. Het management is gewijzigd, de risicolimieten zijn aangescherpt en de monitoring is verbeterd en geïntensiveerd.

In de derde plaats dient het management, in landen waarin Nutreco heeft geïnvesteerd of van plan is te gaan investeren, zorgvuldig de risico's te evalueren ten aanzien van zowel de portfoliosamenstelling als de selectie van mogelijke acquisities.

De onderstaande tabel geeft een samenvatting van de risico's die op dit moment als meest belangrijk worden beschouwd.

	Intern risico	Extern risico
Strategisch	• Iintegratie van acquisties	• De uitvoering van de strategie in opkomende markten
Operationeel	• Productieproces	• Margeprotectie en de volatiliteit van grondstofprijzen, • Kwaliteit en veiligheid van grondstoffen, • Klantenconcentratie, • Marge-impact door volatiele prijzen voor kippen en varkens, • Volume-impact door dierziektes
Financieel	–	• Krediet, • Vreemdevalutatransacties, • Liquiditeit, • Rente
Compliance	• Integriteit	• Wet- en regelgeving en milieu

Zie voor nadere informatie blz. 52-58 van het Annual Report 2009.

Verantwoordelijkheidsverklaring

Als Raad van Bestuur zijn wij verantwoordelijk voor de ondernemingsstrategie, met inbegrip van het daarbij behorende risicoprofiel (zie blz. 58) en voor het nemen van passende maatregelen voor de opzet en uitvoering van de interne risicomanagement- en controlesystemen in lijn met de bedrijfsactiviteiten van Nutreco (zie blz. 52-58 van het Annual Report 2009). Deze systemen, die gebaseerd zijn op het interne controlesysteem COSO, zijn opgezet om tijdig kansen en risico's te signaleren, aanzienlijke risico's te beheersen, de realisering van de strategische, operationele en financiële doelstellingen van de Vennootschap te ondersteunen, de betrouwbaarheid van de financiële verslaggeving van de Vennootschap te waarborgen en te voldoen aan de geldende wet- en regelgeving.

Om aan onze verantwoordelijkheden te voldoen, hebben wij in het jaar 2009 de interne risicomanagement- en beheersingssystemen van de Vennootschap met betrekking tot onze strategische, operationele, compliance- en financiële (verslaggevings)risico's systematisch geëvalueerd en, waar nodig, aangescherpt. De resultaten van deze evaluaties, evenals de wijzigingen en geplande verbeteringen, zijn besproken met het Audit Committee en de Raad van Commissarissen.

Op basis van onze evaluatie zijn wij van mening dat de interne risicomanagement- en beheersingssystemen met betrekking tot de financiële verslaggevingsrisico's gedurende het jaar 2009 adequaat hebben gefunctioneerd en een redelijke mate van zekerheid hebben verschaft dat de financiële verslaggeving van Nutreco over 2009 geen onnauwkeurigheden van enig wezenlijk belang bevat.

Bovendien verklaren wij, op basis van artikel 5.25c Wet op het financieel toezicht (Wft), dat naar ons beste weten en in overeenstemming met de geldende grondslagen voor de verslaggeving:

- de geconsolideerde jaarrekening 2009 een getrouw beeld geeft van de activa, passiva, de financiële positie en winsten en verliezen van Nutreco en haar geconsolideerde activiteiten; en
- in het verslag van de Raad van Bestuur een getrouwe evaluatie is opgenomen van de positie per 31 december 2009 en de gang van zaken gedurende 2009 van Nutreco en de verbonden deelnemingen waarvan de gegevens zijn opgenomen in de jaarrekening, samen met een beschrijving van de wezenlijke risico's waarmee de Nutreco-groep wordt geconfronteerd.

Amersfoort, 1 maart 2010

W. Dekker, CEO
C.J.M. van Rijn, CFO
K. Nesse, EVP Aquaculture
F.J. Tielens, EVP Specialties
J.A. Vergeer, EVP Agriculture

Verslag van de Raad van Commissarissen

Activiteiten van de Raad van Commissarissen

Tijdens de verslagperiode heeft de Raad van Commissarissen zes keer vergaderd met de Raad van Bestuur conform het programma dat werd vastgesteld in 2008. Daarnaast is één telefonische vergadering belegd en waren er informele besprekingen met de Raad van Bestuur.

Overeenkomstig het reglement van de Raad van Commissarissen, dat gepubliceerd is op de website van de onderneming (www.nutreco.com), bevat de agenda van de gezamenlijke bijeenkomsten een aantal vaste onderwerpen. Dit zijn het verslag van de Chief Executive Officer, de uiteenzetting door de Chief Financial Officer over de financiële prestaties van de onderneming sinds de vorige bijeenkomst, alsmede het verslag van de Chief Operating Officer en vanaf juni de verslagen van de Executive Vice-Presidents over de status van de ondernemingsactiviteiten, de markten waarin de onderneming opereert en de bedrijfsmatige projecten. Naast deze vaste onderwerpen kwam een aantal specifieke onderwerpen aan de orde. Tijdens de bijeenkomsten was er extra aandacht voor de financiering van de onderneming. De onderwerpen die hierbij aan de orde kwamen, waren de onderhandse plaatsing in de Verenigde Staten van USD 150 miljoen, de nieuwe doorlopende kredietfaciliteit van EUR 550 miljoen en het reduceren van het werkkapitaal door middel van een ondernemingsbreed programma met bijzondere focus op debiteuren.

Na iedere vergadering van het Audit Committee en van het Remuneration Committee heeft de voorzitter van het Committee verslag gedaan over de onderwerpen die tijdens deze bijeenkomsten aan de orde zijn gekomen, over de acties die uit deze bijeenkomsten waren voortgekomen en over de follow-up van deze acties.

De belangrijkste additionele onderwerpen voor 2009 waren:

Bijeenkomst februari
Het verslag van de voorzitter van het Audit Committee en van het Remuneration Committee, de goedkeuring van de conceptverslagen van de Raad van Commissarissen, het Audit Committee en het Remuneration Committee voor het jaarverslag van 2008, de beslissing ten aanzien van de prestatiebeoordeling van de Raad van Bestuur over het jaar 2008, de goedkeuring voor de publicatie van het persbericht over de resultaten over 2008 en de jaarrekening, de strategie van de onderneming, de herziening van de optieovereenkomst met de Stichting Continuïteit Nutreco en de besloten bijeenkomst van de Raad van Commissarissen met KPMG Accountants N.V. Ten slotte hield de Raad van Commissarissen een evaluatiesessie over het eigen functioneren.

Telefonische bespreking maart
De goedkeuring van de jaarrekening 2008, het besluit om aan de Algemene Vergadering van Aandeelhouders (AVA) het voorstel te doen tot herbenoeming van dhr. J.A.J. Vink voor een tweede termijn van vier jaar en aan de AVA het voorstel te doen tot benoeming van dhr. R.J. Frohn en dhr. A. Puri als leden van de Raad van Commissarissen en de goedkeuring van de agenda voor de AVA. Bovendien werd het besluit genomen om de herziene optieovereenkomst met de Stichting Continuïteit Nutreco te ondertekenen en de onderhandse plaatsing in de Verenigde Staten van USD 150 miljoen uit te voeren.

Bijeenkomst april
De voorbereiding van de jaarlijkse Algemene Vergadering van Aandeelhouders van de Vennootschap, de reorganisatie van de bedrijfsactiviteiten van de onderneming in drie divisies, ieder bestuurd door een nieuw aan te stellen Executive Vice-President van wie de aanstelling als lid van de Raad van Bestuur zou worden voorgesteld tijdens de Buitengewone Algemene Vergadering van Aandeelhouders, het opzetten van een nieuw Innovation & Sustainability Committee in lijn met de aanbevelingen voor best practices uit de gereviseerde Corporate Governance Code betreffende Maatschappelijk Verantwoord Ondernemen, en een statusupdate over de belangrijkste acquisitieprojecten van de onderneming.

Bijeenkomst juni
Het verslag van de voorzitter van het Audit Committee met speciale aandacht voor risicomanagement op het gebied van de inkoop van grondstoffen, de strategie

van de onderneming en de organisatie ervan met het terugbrengen van het aantal business units van 17 tot 13, de voorbereiding van de Buitengewone Algemene Vergadering van Aandeelhouders en een statusupdate over de twee belangrijkste acquisitieprojecten van de onderneming.

Bijeenkomst september
Een tweedaags bezoek aan de agriculture-activiteiten van Nutreco Canada met bezoeken aan fabriekslocaties, een bezoek aan de R&D-faciliteiten van de agriculture-activiteiten van Nutreco Canada, bijeenkomsten met het hoger personeel van Nutreco Canada en een bezoek aan de R&D-faciliteiten van één van de belangrijkste klanten van Nutreco Canada. Het verslag van de voorzitter van het Audit Committee over de telefonische vergadering die werd gehouden voorafgaand aan de publicatie van de interim-resultaten van de onderneming, de feedback van de Raad van Bestuur over de pers- en analistenbijeenkomsten over de publicatie van de halfjaarcijfers van de onderneming en de daaropvolgende roadshows.

Bijeenkomst november
Een verslag van de voorzitter van het Remuneration Committee en van de voorzitter van het Innovation & Sustainability Committee, de presentatie van het eerste conceptbudget voor 2010, een beoordeling van de implicaties voor de onderneming van de best practices van de gereviseerde Corporate Governance Code inclusief de discussie van het nieuwe conceptreglement van de Raad van Commissarissen en zijn commissies, het nieuwe conceptreglement van de Raad van Bestuur en het gereviseerde reglement inzake voorwetenschap en een presentatie van de strategie van de onderneming op het gebied van voeradditieven.

Bijeenkomst december
Rapporten van de voorzitters van het Remuneration Committee en het Audit Committee, corporate governance en de goedkeuring van het reglement van de Raad van Commissarissen en zijn commissies en van het gereviseerde reglement inzake voorwetenschap, de presentatie van het budget van de onderneming voor 2010 en de daaropvolgende goedkeuring, een beoordeling van het concept van het prestatiecontract voor 2010 voor de Raad van Bestuur en een presentatie van doorlopende projecten binnen de divisies van de onderneming.

Bij de uitvoering van zijn taken is de Raad van Commissarissen zich volledig bewust van de belangen van alle stakeholders van de onderneming.

Commissies van de Raad van Commissarissen

Sinds 2002 bestaat er een Audit Committee en begin 2004 is er een Remuneration Committee ingesteld. In reactie op de aanbevelingen voor best practices op het gebied van MVO van de gereviseerde Corporate Governance Code is er een nieuwe Innovation & Sustainability Committee ingesteld. De Raad van Commissarissen fungeert tevens als de Selectie- en Benoemingscommissie. Hieronder wordt verwezen naar de verslagen van deze commissies.

De belangrijkste taak van het Audit Committee, het Remuneration Committee, het Innovation & Sustainability Committee en de Selectie- en Benoemingscommissie is om een doelgerichte analyse en voorbereiding van de onderwerpen binnen hun respectieve expertisegebieden te verzorgen, en om verslag uit te brengen en aanbevelingen te doen aan de Raad van Commissarissen die de efficiëntie van de supervisie- en adviestaken van de Raad van Commissarissen vergroten.

Remuneration Committee

Omdat de meeste herzieningen in de gereviseerde Corporate Governance Code betrekking hebben op beloningskwesties van de Raad van Bestuur is het Remuneration Committee vijf keer bijeengekomen, vaker dan gebruikelijk. Aan enkele van deze bijeenkomsten werd deelgenomen door de bezoldigingsadviseurs van de Raad van Commissarissen, Towers Perrin.

Bijeenkomsten februari
Het Remuneration Committee kwam in februari tweemaal bijeen. Tijdens deze bijeenkomsten werden de prestaties van de Raad van Bestuur beoordeeld aan de hand van de prestatiedoelstellingen van 2008, werden de prestatiedoelstellingen voor 2009 vastgesteld en werden interim-berekeningen uitgevoerd van de TSR (Total Shareholders' Return) in relatie tot de meerjarige stimuleringsprogramma's (LTI's) van 2007 en 2008. Er werd een voorlopig verslag ontvangen over de implicaties van de aanbevelingen uit de gereviseerde Corporate Governance Code voor best practices voor de beloning van de Raad van Bestuur en de beloningsstructuur in de onderneming. Deze zou later in het jaar gedetailleerd worden besproken. Het voorstel om door te gaan met de aandelenparticipatieregeling voor werknemers werd aangenomen.

Bijeenkomst oktober
De implicaties van de gereviseerde Corporate Governance Code, met name de scenarioanalyse, de betaling van leidinggevenden in relatie tot de beloningsstructuur binnen de bedrijfsonderdelen van de ondernemingen, de aanpassing naar boven of beneden van de variabele componenten van de beloning van leden van de Raad van Bestuur als gevolg van het ontstaan van bijzondere omstandigheden die leiden tot onrechtvaardige uitkomsten, werden onder de loep genomen. Met behulp van de beloningsadviseurs van de Raad van Commissarissen werden referentiepunten vastgesteld voor de beloning van de leden van de Raad van Bestuur, afgezet tegen het basissalaris en LTI-referentiegroepen conform het bezoldigingsbeleid zoals goedgekeurd door de AVA.

Bijeenkomst november
De conclusie van de beloningsadviseurs van de Raad van Commissarissen dat het basissalaris van de Executive Vice-Presidents moest worden verhoogd om dit in lijn te brengen met de mediaanbeloning van de referentiegroep zoals beschreven in het goedgekeurde bezoldigingsbeleid, werd bediscussieerd en een verhoging van het basissalaris van de Executive Vice-Presidents werd gesteund door het Remuneration Committee en werd vervolgens goedgekeurd door de Raad van Commissarissen. Meer informatie hierover staat op blz. 56 van dit verslag.

Bijeenkomst december
De aanbevelingen voor best practices voor de aanpassing van variabele betalingscomponenten en de terugvordering van variabele betalingen die waren toegekend op basis van onjuiste resultaten, werden verder besproken. Besloten werd dat de Raad van Commissarissen de bevoegdheid heeft om alle variabele betalingselementen terug te vorderen die zijn uitgekeerd op basis van een incorrecte jaarrekening over een volledig boekjaar voorafgaand aan het boekjaar waarin de grond voor deze vordering ontstond. Er werden diverse scenarioanalyses uitgevoerd waarmee de effecten van een daling of stijging van de aandelenprijs van de onderneming werden gesimuleerd. Het basissalaris van de CEO en de CFO werden geëvalueerd en de conclusie van de beloningsadviseur van de Raad van Commissarissen was dat hun basissalaris zich onder het mediaanniveau bevond. Het voorstel voor prestatiedoelstellingen voor het jaar 2010 voor de leden van de Raad van Bestuur werd beoordeeld. Zoals aangegeven in het jaarverslag van 2009 bevatten de prestatiedoelstellingen specifieke MVO-doelstellingen. Het voorstel om door te gaan met de aandelenparticipatieregeling voor werknemers werd goedgekeurd.

Audit Committee

Het Audit Committee kwam drie keer bijeen en hield één formele telefonische vergadering. Aan alle bijeenkomsten, waaronder de telefonische vergadering, werd deelgenomen door de externe accountant, KPMG Accountants N.V.

Bijeenkomst februari
Beoordeling van de conceptjaarrekening 2008 inclusief het dividendvoorstel, het verslag van de externe accountant en de managementbrief van KPMG Accountants N.V. Het Audit Committee had een besloten bijeenkomst met de externe accountant. Het Audit Committee ontving een verslag van een externe forensische accountant betreffende een fraudezaak ter grootte van ongeveer EUR 500.000 die was ontdekt bij een van de Spaanse fabrieken en beoordeelde de nalevingsverklaringen die waren ontvangen van het management en het hoger personeel. Er was sprake van een aantal kleine gevallen van niet-naleving, maar geen daarvan was van wezenlijk belang. De Compliance Officer informeerde het Audit Committee over de introductie van de Nutreco Integrity Line, een systeem beheerd door een gespecialiseerde externe operator waarmee werknemers wereldwijd anoniem onregelmatigheden kunnen melden ten aanzien van de Ethische Gedragscode van de onderneming. Als laatste hield het Audit Committee een zelfevaluatiesessie.

Bijeenkomst juni
Het Audit Committee concentreerde zich op risicomanagement en ontving een gedetailleerd verslag over de verliezen ten bedrage van ongeveer EUR 20 miljoen bij de Hendrix-activiteiten ten gevolge van grondstoffenposities. Corrigerende acties die door de Raad van Bestuur werden genomen, waren onder andere aanzienlijke versterking van de tijdige monitoring van grondstoffenposities met tweemaandelijkse rapportage aan de Raad van Bestuur en een reorganisatie van het bedrijfsmanagement. De interne accountant van de groep gaf een presentatie over de werking van de interne accountantsafdeling, de activiteiten op het gebied van de interne audit, informatieveiligheid en het plan voor 2009. Het auditplan van de externe accountant werd beoordeeld.

Telefonische vergadering juli
Het Audit Committee beoordeelde het concept van de interim-resultaten en het interim-dividendvoorstel en besprak het verslag van de externe accountant. Het conceptpersbericht werd beoordeeld en goedgekeurd voor publicatie. Daarnaast werd de gereedheid van de onderneming beoordeeld voor de Mexicaanse

grieppandemie en door het management genomen acties om de gevolgen daarvan voor het personeel van de onderneming en de continuïteit van de activiteiten te minimaliseren.

Bijeenkomst december
Het Audit Committee beoordeelde het verslag van de externe accountant na afsluiting van het derde kwartaal, de belangrijkste financiële gegevens van de recente acquisities, de interne auditbenadering, de uitkomsten van de interne audits en IT-audits, en een update van de Nutreco Integrity Line.

Selectie- en Benoemingscommissie: samenstelling van de Raad van Commissarissen en de Raad van Bestuur

De Raad van Commissarissen treedt op als de Selectie- en Benoemingscommissie en wordt voorgezeten door de voorzitter van de Raad van Commissarissen. De Commissie komt bijeen op ad-hocbasis en overlegde, gedurende het jaar, over de beëindiging van de arbeidsovereenkomst met dhr. J.B. Steinemann. De Commissie besprak het voorstel tot benoeming van dhr. K. Nesse, Executive Vice-President Aquaculture, dhr. F.J. Tielens, Executive Vice-President Specialties, en dhr. J.A. Vergeer, Executive Vice-President Agriculture, als leden van de Raad van Bestuur en een delegatie van de Commissie had een gesprek met de betreffende kandidaten. Daarna werden de voorgestelde benoemingen goedgekeurd door de Algemene Vergadering van Aandeelhouders. De Commissie noteerde bij de AVA van 2009 het aftreden van dhr. L.J.A.M. Ligthart in verband met het aflopen van diens laatste termijn en stelde de Algemene Vergadering van Aandeelhouders voor dhr. R.J. Frohn en dhr. A. Puri aan te stellen als nieuwe leden van de Raad van Commissarissen. Daarnaast werd het aftreden genoteerd van dhr. J.A.J. Vink in verband met het aflopen van diens termijn en de Commissie stelde de herbenoeming van dhr. J.A.J. Vink voor een nieuwe termijn van vier jaar voor. Vervolgens werden de voorgestelde benoemingen goedgekeurd door de Algemene Vergadering van Aandeelhouders en werd dhr. R.J. Frohn aangesteld als voorzitter van het Audit Committee, terwijl dhr. A. Puri werd aangesteld als voorzitter van het nieuw ingestelde Innovation & Sustainability Committee.

Innovation & Sustainability Committee

Het Committee concentreert zijn activiteiten rond de governance ten aanzien van de wetenschaps- en technologiegebieden die van belang zijn voor de innovatiestrategie van de onderneming, een productgerelateerd risicomanagementmodel en, in lijn met de best practices van de gereviseerde Corporate Governance Code, bepaalde MVO-doelstellingen. Het Committee kwam tweemaal bijeen.

Bijeenkomst september
Het Committee werd geïnstalleerd en zijn handvest werd goedgekeurd en is gepubliceerd op de website van de onderneming. De volgende aandachtsgebieden van het Committee werden vastgesteld: research & development, feed-to-foodveiligheid en Maatschappelijk Verantwoord Ondernemen. De status en toekomstplannen met betrekking tot de aandachtsgebieden werden beoordeeld.

Bijeenkomst november
Het Committee concentreerde zich op de MVO-doelstellingen van de onderneming en op feed-to-foodveiligheid en het tracking-and-tracingsysteem NuTrace.

Informatie over de leden van de Raad van Commissarissen

De persoonlijke gegevens van ieder lid van de Raad van Commissarissen staan vermeld op blz. 70-71 van dit rapport.

Functioneringsevaluatie

Tijdens een besloten bijeenkomst evalueerde de Raad van Commissarissen het eigen functioneren en dat van de afzonderlijke leden van de Raad. Tijdens die bijeenkomst werd tevens het functioneren van de Raad van Bestuur als geheel en dat van de afzonderlijke leden van de Raad van Bestuur geëvalueerd. Het functioneren van de Raad van Bestuur werd afgezet tegen de doelstellingen zoals vastgelegd in het schriftelijke prestatiecontract voor 2009 voor de Raad van Bestuur en de externe accountant van de onderneming, KPMG Accountants N.V., voerde een overeengekomen beoordeling van de procedures uit.

Strategie

Zoals hierboven vermeld werd de strategie van de onderneming tijdens verschillende bijeenkomsten in detail besproken.

Risicomanagement

Het ontwerp en de effectiviteit van het interne risicomanagement- en beheersingssysteem wordt in detail beoordeeld door het Audit Committee. Volgend op het verslag van de voorzitter van het Audit Committee aan de Raad van Commissarissen over de bijeenkomsten van het Audit Committee, besprak de Raad van Commissarissen de belangrijkste risico's van de bedrijfsactiviteiten van de onderneming en de evaluatie door de Raad van Bestuur van het ontwerp en de effectiviteit van de externe audit en de interne risicomanagement- en beheersingssystemen.

Onafhankelijkheid

De Raad van Commissarissen bevestigt dat al zijn leden onafhankelijk zijn in de zin van de best practices van de Nederlandse Corporate Governance Code en dat er geen sprake was van (mogelijke) belangenverstrengeling.

Corporate governance

Er is een speciaal hoofdstuk over 'Corporate governance' opgenomen op blz. 52 van dit rapport. Dit verslag bevat informatie over de relaties van de onderneming met haar aandeelhouders en de Algemene Vergadering van Aandeelhouders.

Jaarrekening en dividend

De jaarrekening voor het jaar 2009 is gecontroleerd door KPMG Accountants N.V. De Raad van Bestuur en de Raad van Commissarissen hebben de jaarrekening goedgekeurd en de Raad van Commissarissen beveelt aan dat de jaarrekening en het dividend over het jaar 2009 worden overgenomen door de Algemene Vergadering van Aandeelhouders overeenkomstig Artikel 28.1 van de Statuten van de onderneming en dat de andere besluiten zoals voorgesteld aan de Algemene Vergadering van Aandeelhouders worden goedgekeurd.

Het Bestuur wil de Raad van Bestuur en alle werknemers hartelijk danken voor de goede resultaten van de werkmaatschappijen van de onderneming in het moeilijke jaar 2009.

Amersfoort, 19 maart 2010

De Raad van Commissarissen
R. Zwartendijk (voorzitter)
J.M. de Jong (vice-voorzitter)
Y. Barbieux
R.J. Frohn
A. Puri
J.A.J. Vink

Jaarrekening

Geconsolideerde winst- en verliesrekening

(EUR x miljoen)	**Toelichting**	**2009**	**2008**[1]
Omzet			**4.943,1**
Verbruikte grond- en hulpstoffen			-4.008,5
Reëlewaardeverandering van biologische activa			-0,5
Wijzigingen in voorraden gereed product en onderhanden werk		4,3	7,6
Brutowinst			**941,7**
Overige bedrijfsopbrengsten		36,4	29,9
Personeelskosten	8	-441,7	-427,5
Afschrijvings- en amortisatiekosten		-64,8	-61,4
Bijzondere waardevermindering van vaste activa		-9,1	-0,1
Overige bedrijfskosten	9	-307,6	-310,5
Bedrijfsresultaat uit continuing operations		**157,9**	**172,1**
Financiële baten		5,9	6,3
Financiële lasten		-38,3	-38,1
Valutakoersresultaat	10	0,8	0,6
Nettofinancieringslasten/-baten		**-31,6**	**-31,2**
Aandeel in resultaten van geassocieerde deelnemingen		1,4	2,1
Winst voor belastingen uit continuing operations			**143,0**
Winstbelastingen	11	-34,7	-37,2
Winst na belastingen uit continuing operations		**93,0**	**105,8**
Winst na belastingen uit discontinued operations	4	-	11,1
Boekwinst op verkoop van discontinued operations, na belasting	4	-	-
Winst na belastingen uit discontinued operations		**-**	**11,1**
Winst over het boekjaar		**93,0**	**116,9**
Toe te rekenen aan:			
Aandeelhouders van Nutreco		90,3	114,8
Minderheidsbelang		2,7	2,1
Winst over het boekjaar		**93,0**	**116,9**
Kerngegevens per aandeel voor continuing operations			
Gewone winst per aandeel voor continuing operations (EUR)		2,61	3,02
Verwaterde winst per aandeel voor continuing operations (EUR)			3,02
Winst per aandeel voor dividendberekening (EUR)		2,93	3,18
Gewogen gemiddeld aantal uitstaande gewone aandelen gedurende het jaar (x 1.000)		34.603	34.358
Gewogen gemiddeld aantal gewone aandelen voor verwaterde winst per aandeel (x 1.000)		34.607	34.365
Aantal uitstaande aandelen per 31 december (x 1.000)		34.995	34.279
Kerngegevens per aandeel (EUR)	12		
Gewone winst per aandeel		2,61	3,34
Verwaterde winst per aandeel		2,61	3,34
Kerngegevens bedrijfsresultaat voor continuing operations			
Winst voor rente, belasting en amortisatie (EBITA)	3	170,0	182,9
Winst voor rente, belasting, afschrijving en amortisatie (EBITDA)		222,7	233,5

1 Verbruikte grond- en hulpstoffen zijn verhoogd met EUR 25,0 miljoen voor transportkosten, die gerapporteerd waren onder overige bedrijfskosten.

Geconsolideerde balans

(EUR x miljoen)	Toelichting	31 december 2009	31 december 2008
Activa			
Materiële vaste activa		517,1	478,1
Immateriële activa		310,4	286,2
Investeringen in geassocieerde deelnemingen		19,8	14,4
Overige investeringen		43,4	35,8
Uitgestelde belastingvorderingen	17	26,3	26,5
Totaal vaste activa		**917,0**	**841,0**
Voorraden	18	251,0	281,7
Biologische activa	19	104,9	102,6
Belastingvorderingen	17	13,8	12,4
Handels- en overige vorderingen	20,27	606,0	721,8
Geldmiddelen en kasequivalenten	21	232,6	228,3
Totaal vlottende activa		**1.208,3**	**1.346,8**
Totaal activa		**2.125,3**	**2.187,8**
Eigen vermogen			
Geplaatst en volgestort aandelenkapitaal	22	8,4	8,4
Agio	22	159,5	159,5
Ingekochte eigen aandelen	22	-1,2	-28,0
Afdekkingsreserve	22	-13,5	-14,1
Ingehouden winsten	22	507,9	444,2
Onverdeelde winst	22	90,3	114,8
Reserveomrekeningsverschillen	22	-21,2	-29,8
Eigen vermogen toe te rekenen aan aandeelhouders van Nutreco		**730,2**	**655,0**
Minderheidsbelang	22	10,5	10,5
Totaal eigen vermogen		**740,7**	**665,5**
Verplichtingen			
Rentedragende leningen	23	414,0	467,0
Personeelsbeloningen	24	11,1	9,0
Voorzieningen	25	3,6	4,7
Uitgestelde belastingverplichtingen	17	15,4	11,9
Totaal langlopende verplichtingen		**444,1**	**492,6**
Rentedragende leningen	23	41,5	128,4
Personeelsbeloningen	24	42,6	29,6
Voorzieningen	25	14,6	7,5
Belastingverplichtingen	17	15,6	11,9
Handelsschulden en overige te betalen posten	26	826,2	852,3
Totaal kortlopende verplichtingen		**940,5**	**1.029,7**
Totaal verplichtingen		**1.384,6**	**1.522,3**
Totaal eigen vermogen en verplichtingen		**2.125,3**	**2.187,8**

Mutatieoverzicht van eigen vermogen

(EUR x miljoen)	Geplaatst en volgestort aandelenkapitaal	Agio	Ingekochte eigen aandelen	Afdekkingsreserve	Ingehouden winsten	Onverdeelde winst	Reserve omrekeningsverschillen	Totaal toe te rekenen aan aandeelhouders	Minderheidsbelang	Totaal eigen vermogen
Stand per 1 januari 2008	**8,4**	**159,5**	**-31,7**	**-4,0**	**388,5**	**118,6**	**4,1**	**643,4**	**7,8**	**651,2**
Transacties met aandeelhouders										
Onverdeelde winst					118,6	-118,6		-		-
Dividend op gewone aandelen					-32,0			-32,0	-0,5	-32,5
Stockdividend			28,2		-28,2			-		-
Gebruik eigen aandelen			8,4		-7,0			1,4		1,4
Op aandelen gebaseerde betalingen			-		3,1			3,1		3,1
Uitgeoefende opties			0,2		-0,1			0,1		0,1
Terugkoop eigen aandelen			-33,1					-33,1		-33,1
Totaal transacties met aandeelhouders			**3,7**		**54,4**	**-118,6**		**-60,5**	**-0,5**	**-61,0**
'Comprehensive' resultaat over de periode										
Resultaat over het boekjaar						114,8		114,8	2,1	116,9
'Comprehensive' resultaat over de periode na belastingen				-10,1	1,3		-33,9	-42,7	1,1	-41,6
Comprehensive' resultaat over de periode				**-10,1**	**1,3**	**114,8**	**-33,9**	**72,1**	**3,2**	**75,3**
Stand per 31 december 2008	**8,4**	**159,5**	**-28,0**	**-14,1**	**444,2**	**114,8**	**-29,8**	**655,0**	**10,5**	**665,5**
Transacties met aandeelhouders										
Onverdeelde winst					114,8	-114,8		-		-
Dividend op gewone aandelen					-28,6			-28,6	-1,2	-29,8
Stockdividend			18,7		-18,7			-		-
Gebruik eigen aandelen			8,0		-6,7			1,3		1,3
Desinvestering								-	-1,5	-1,5
Op aandelen gebaseerde betalingen					3,0			3,0		3,0
Uitgeoefende opties			0,1					0,1		0,1
Totaal transacties met aandeelhouders	**-**	**-**	**26,8**	**-**	**63,8**	**-114,8**	**-**	**-24,2**	**-2,7**	**-26,9**
'Comprehensive' resultaat over de periode										
Resultaat over het boekjaar						90,3		90,3	2,7	93,0
'Comprehensive' resultaat over de periode na belastingen				0,6	-0,1		8,6	9,1		9,1
'Comprehensive' resultaat over de periode	**-**	**-**	**-**	**0,6**	**-0,1**	**90,3**	**8,6**	**99,4**	**2,7**	**102,1**
Stand per 31 december 2009	**8,4**	**159,5**	**-1,2**	**-13,5**	**507,9**	**90,3**	**-21,2**	**730,2**	**10,5**	**740,7**

Geconsolideerd kasstroomoverzicht

(EUR x miljoen)	Toelichting	2009	2008
Winst over het boekjaar		**93,0**	**116,9**
Nettofinancieringslasten – continuing operations	10	31,6	31,2
Aandeel in resultaten geassocieerde deelnemingen	15	-1,4	-2,1
Winstbelastingen – continuing operations	11	34,7	37,2
Winstbelastingen – discontinued operations	2	-	-0,2
Bijzondere waardeverminderingsverliezen op vaste activa	13	8,8	0,1
Bijzondere waardeverminderingsverliezen overige investeringen	16	1,0	2,2
Bijzondere waardeverminderingsverliezen immateriële activa continuing operations	14	0,3	-
Afschrijving continuing operations	13	52,7	50,6
Amortisatie continuing operations	14	12,1	10,8
Negatieve goodwill	6,7	-11,2	-10,2
Lasten in verband met in eigenvermogensinstrumenten afgewikkelde, op aandelen gebaseerde betalingen	24	3,0	3,1
Reëlewaardeverandering van overige investeringen	16	-	0,3
Reëlewaardeverandering van biologische activa	19	-2,2	0,5
Reëlewaardeverandering van valutatermijncontracten	27	-6,1	-1,8
Reëlewaardeverandering van grondstoffencontracten	27	-	-1,9
Verlies op verkoop van materiële vaste activa	13	0,1	0,9
Winst op verkoop van immateriële activa	14	-4,4	-
Kasstromen uit bedrijfsactiviteiten voor mutaties in werkkapitaal en voorzieningen		**212,0**	**237,6**
Afname/toename in werkkapitaal	32	98,4	-51,7
Toename in personeelsbeloningen	32	9,6	4,1
Toename/afname in voorzieningen	25	6,1	-22,7
Kasstroom uit operationele activiteiten		**326,1**	**167,3**
Ontvangen rente		5,8	6,5
Betaalde rente		-37,3	-39,3
Betaalde winstbelasting	11	-28,1	-38,0
Ontvangen dividenden	15	0,5	1,5
Nettokasstroom uit bedrijfsactiviteiten		**267,0**	**98,0**
Verwerving van materiële vaste activa	13	-50,1	-86,2
Verwerving van immateriële activa	14	-4,0	-4,0
Verwerving van dochterondernemingen na aftrek van de geldmiddelen van het verworven belang	6	-30,9	-66,0
Verwerving van geassocieerde deelnemingen	15	-2,8	-0,1
Verwerving van overige investeringen	16	-11,6	-0,4
Ontvangsten uit de verkoop van materiële vaste activa	13	4,9	3,8
Ontvangsten uit de verkoop van immateriële activa	14	5,9	-
Afstoting van dochterondernemingen na aftrek van de geldmiddelen van het afgestoten belang	4	1,5	-
Ontvangsten uit de verkoop van het aandeel in geassocieerde deelnemingen	15	-	2,0
Ontvangsten van verstrekte leningen	16	5,0	3,6
Betalingen van transactiekosten	6	-4,3	-0,9
Nettokasstroom in investeringsactiviteiten		**-86,4**	**-148,2**
Gebruik eigen aandelen	22	1,3	1,4
Inkoop eigen aandelen	22	-	-33,1
Dividenden betaald aan aandeelhouders van Nutreco	22	-28,6	-32,0
Dividenden betaald aan minderheidsaandeelhouders	22	-1,2	-0,5
Aflossing van leningen	32	-279,2	-158,9
Opname van leningen	32	173,8	291,6
Nettokasstroom in/uit financieringsactiviteiten		**-133,9**	**68,5**
Toename van geldmiddelen en kasequivalenten		46,7	18,3
Geldmiddelen en kasequivalenten per 1 januari	21	151,8	135,4
Valutaomrekeningsverschillen op geldmiddelen		2,5	-1,9
Geldmiddelen en kasequivalenten per 31 december	21	**201,0**	**151,8**
Geldmiddelen en kasequivalenten per 31 december	21	232,6	228,3
Rekening-courantkredieten bij banken per 31 december	23	-31,6	-76,5
Geldmiddelen en kasequivalenten voor het kasstroomoverzicht per 31 december	21	**201,0**	**151,8**

Raad van Bestuur

W. Dekker (1956)
Nederlander
Voorzitter van de Raad van Bestuur en Chief Executive Officer
Benoemd: 1 juli 2000

De heer W. Dekker begon zijn carrière bij de Vennootschap als Research and Development Manager van de visactiviteiten van Trouw International in 1983. Van 1988 tot 1991 gaf hij leiding aan de Chileense activiteiten. Na terugkeer in Nederland bekleedde hij diverse managementposities. Op 1 januari 1996 trad hij toe tot de Raad van Bestuur van Nutreco en op 1 januari 1999 werd hij Chief Operating Officer. De heer W. Dekker werd aangesteld als Chief Executive Officer op 1 juli 2000.

De heer W. Dekker voltooide een masteropleiding in zoötechnologie aan de Landbouwuniversiteit in Wageningen.

De heer W. Dekker is lid van de Raad van Commissarissen van Macintosh Retail Group N.V.

C.J.M. van Rijn (1947)
Nederlander
Lid van de Raad van Bestuur en Chief Financial Officer
Benoemd: 16 november 2001

De heer C.J.M. van Rijn begon in 1974 bij Nutricia (momenteel onderdeel van de Danone Group) in diverse financiële en marketingposities. In 1985 trad hij toe tot Verto als Financieel Directeur van de staalkabeldivisie. In 1991 maakte hij de overstap naar de McCain Group als CFO van McCain Foods Northern Europe. Van 1997 tot 2001 was hij CFO van Sara Lee Meats Europe, een divisie van Sara Lee Corporation. Op 16 november 2001 is hij benoemd tot Chief Financial Officer en lid van de Raad van Bestuur van Nutreco Holding N.V.

De heer C.J.M. van Rijn studeerde economie en Nederlands recht aan de Erasmus Universiteit van Rotterdam.

De heer C.J.M. van Rijn is lid van de Raad van Commissarissen van Farm Frites Beheer B.V. en Plukon Royale B.V. en lid van de Raad van Toezicht en het Audit Committee van het Leids Universitair Medisch Centrum (LUMC).

Mr K. Nesse (1967)
Noor
Lid van de Raad van Bestuur en Executive Vice-President
Benoemd: 30 juni 2009, voor een eerste termijn van vier jaar, die afloopt op 30 juni 2013.

De heer K. Nesse begon zijn loopbaan in 1992 bij de Scana-groep in Stavanger als Chief Accountant en ging in 1995 bij Skretting Norway in dezelfde functie aan de slag. In 1997 ging hij terug naar de Scana-groep voor een tweejarige opdracht als Finance Director voor hun joint venture in China en in 1999 ging hij vervolgens terug naar Skretting Norway, eerst als Controller, en daarna in verschillende managementfuncties. In 2005 werd hij gedetacheerd naar Skretting Chili als Managing Director en in april 2006 werd hij benoemd tot Managing Director van de zalmvoeractiviteiten van Skretting. Op 30 juni 2009 is de heer K. Nesse benoemd tot Executive Vice-President en lid van de Raad van Bestuur van Nutreco Holding N.V.

De heer K. Nesse behaalde in 1991 een bachelordiploma aan de Norwegian School of Management, waar hij daarna het Management Program in Project Management volgde. Daarna behaalde hij zijn MBA in Business Management en Cost Performance aan de Norwegian School of Economics and Business Administration, en daarna volgde hij nog het Senior Management program.

De heer K. Nesse is bestuursvoorzitter van BluePlanet AS (Noorwegen).

F.J. Tielens (1962)
Nederlander
Lid van de Raad van Bestuur en Executive Vice-President
Benoemd: 30 juni 2009, voor een eerste termijn van vier jaar, die afloopt op 30 juni 2013.

De heer F. Tielens begon zijn carrière bij de Chemicals Divisie van AkzoNobel, waar hij verschillende functies vervulde met toenemende verantwoordelijkheid. Van 1999 tot 2004 was hij General Manager van Organon, de Farmaceutische Divisie van AkzoNobel, in Venezuela en later in Duitsland. In 2005 werd hij President van Diosynth Biotechnology in de Verenigde Staten en tot 2008 was hij Executive Vice-President of Global Business Development voor Organon/Schering Plough in de Verenigde Staten. Op 2 januari 2009 kwam hij in dienst bij Nutreco als Managing

Director van de Trouw Nutrition Business Group. Op 30 juni 2009 is de heer F. Tielens benoemd tot Executive Vice-President en lid van de Raad van Bestuur van Nutreco Holding N.V.

De heer F. Tielens studeerde bedrijfseconomie aan de Erasmus Universiteit van Rotterdam.

J.A. Vergeer (1963)
Canadees
Lid van de Raad van Bestuur en Executive Vice-President
Benoemd: 30 juni 2009, voor een eerste termijn van vier jaar, die afloopt op 30 juni 2013.

De heer J.A. Vergeer heeft meer dan 20 jaar ervaring in de agribusiness. Hij begon zijn carrière bij Maple Leaf Foods (Canada) in 1984, waar hij verschillende managementfuncties bekleedde bij Maple Leaf Animal Nutrition. In 2005 werd hij benoemd tot President van Maple Leaf Animal Nutrition. Sinds de acquisitie van Maple Leaf Animal Nutrition door Nutreco in 2007 is hij de Managing Director van Nutreco Canada. Op 30 juni 2009 is hij benoemd tot Executive Vice-President en lid van de Raad van Bestuur van Nutreco Holding N.V.

De heer J.A. Vergeer studeerde aan de Universiteit van Guelph (Canada), waar hij in 1984 het Agricultural Business Program en in 1996 het Canadian Agri-Food Executive Development Program volgde. De heer J.A. Vergeer is voormalig Executive Member en voormalig Chairman van de Animal Nutrition Association of Canada.

Raad van Commissarissen

R. Zwartendijk (1939)
Nederlander
Voorzitter
Benoemd: 29 januari 1999
Herbenoemd op de AVA van 26 april 2007 voor een derde en laatste termijn van vier jaar, die afloopt op de AVA van 2011.

Voorzitter van de Raad van Commissarissen van Blokker Holding B.V. en SNS Reaal N.V. en lid van de Raad van Commissarissen van Randstad Holding N.V.

De heer R. Zwartendijk studeerde economie aan de Universiteit van Manchester in Engeland. Hij was lid van de Raad van Bestuur van Ahold van 1981 tot zijn pensionering in 1999. Tevens was hij CEO van Ahold USA van 1989 tot 1999. De heer R. Zwartendijk werkte bij Unilever van 1963 tot 1968 (Marketing), Polaroid International van 1968 tot 1970 (Marketing) en Mölnlycke van 1970 tot 1977 (General Manager in Nederland en Frankrijk). Hij begon bij Ahold in 1977 als Division Manager.

J.M. de Jong (1945)
Nederlander
Vice-voorzitter
Benoemd: 28 augustus 2003
Herbenoemd op de AVA van 26 april 2007 voor een tweede termijn van vier jaar, die afloopt op de AVA van 2011.

Naast andere posities is de heer J.M. de Jong vice-voorzitter van de Raad van Commissarissen van Heineken N.V., lid van de Raad van Commissarissen van Aon Groep Nederland B.V., KBC N.V. (België), Cement Roadstone Holdings plc (Ierland) en Kredietbank S.A. Luxembourgeoise (Luxemburg).

De heer J.M. de Jong studeerde economie in Amsterdam en behaalde een MBA aan INSEAD. Hij begon zijn loopbaan in 1970 bij ABN N.V., vervolgens ABN Amro Bank N.V., waar hij lid was van de Raad van Bestuur van 1989 tot eind 2001.

Y. Barbieux (1938)
Fransman
Benoemd: 24 juni 1998
Herbenoemd op de AVA van 18 mei 2006 voor een derde en laatste termijn van vier jaar, die afloopt op de AVA van 2010.

Voorzitter van het Bestuur van Elsa Consultants S.A. (Zwitserland), lid van het Bestuur van Micro Consulting (Zwitserland), ARC International (Frankrijk), Claranor (Frankrijk) en Voluntis S.A. (Frankrijk).

De heer Y. Barbieux studeerde af als ingenieur aan de Ecole Centrale des Arts et Manufactures in Parijs en heeft een MBA behaald aan de Harvard Business School. Hij heeft diverse managementfuncties vervuld bij Nestlé.

R.J. Frohn (1960)
Nederlander
Benoemd: 21 april 2009 voor een eerste termijn van vier jaar, die afloopt op de AVA van 2013

Lid van de Raad van Bestuur van Akzo Nobel N.V.

De heer R. Frohn studeerde aan de Universiteit van Groningen, waar hij een Master in Business Economics behaalde. Hij trad in 2004 toe tot de Raad van Bestuur van AkzoNobel als Chief Financial Officer. Sedert 1 mei 2008 is de heer R.J. Frohn binnen de Raad van Bestuur van AkzoNobel verantwoordelijk voor Specialty Chemicals.

A. Puri (1953)
Amerikaan
Benoemd: 21 april 2009 voor een eerste termijn van vier jaar, die afloopt op de AVA van 2013

Onafhankelijk niet-uitvoerend bestuurder van Britannia Industries Ltd. (India).
De heer A. Puri studeerde aan de Universiteit van Maryland in de Verenigde Staten, waar hij een PhD behaalde in voedingswetenschappen, en aan de Crummer Business School, Rollins College, in de Verenigde Staten, waar hij in 1984 een MBA in marketing behaalde. Hij trad in 1981 in dienst bij de Coca-Cola Company, waar hij tot in 2003 verschillende managementfuncties bekleedde. Van 2003 tot 2007 was hij lid van de Raad van Bestuur van Koninklijke Numico N.V. als President R&D en Product Integrity (Food Safety and Quality). Gedurende deze periode was hij van 2004 tot 2007 niet-uitvoerend bestuurslid van PT Sari Husada Tbk (Indonesië).

J.A.J. Vink (1947)
Nederlander
Benoemd: 19 mei 2005
Herbenoemd op de AVA van 21 april 2009 voor een tweede termijn van vier jaar, die afloopt op de AVA van 2013.

Voorzitter van de Raad van Commissarissen van Aegon Nederland B.V., vice-voorzitter van de Raad van Commissarissen van Vion N.V., lid van de Raad van Commissarissen van Cargill B.V. en voorzitter van de Stichting Preferente Aandelen van Macintosh Retail Group N.V.

De heer J. Vink studeerde organische scheikunde aan de Universiteit van Leiden en behaalde in 1972 een PhD in wiskunde en natuurwetenschappen. In 1974 werd hij aangesteld bij Wessanen en in 1983 bij CSM. Op 1 mei 2005, na een carrière van 22 jaar bij CSM, vertrok hij bij deze onderneming, waar hij van 1997 tot 2005 voorzitter van de Raad van Bestuur was.

KPMG Accountants N.V. heeft bij de volledige jaarrekening een goedkeurende accountantsverklaring zonder verplichte en/of onverplichte toelichtende paragraaf afgegeven. Het volledige jaarverslag met jaarrekening in het Engels is beschikbaar op www.nutreco.com. Een gedrukt exemplaar van het jaarverslag met de jaarrekening in het Engels, Annual Report 2009, kunt u bestellen via het bestelformulier op www.nutreco.com > Media in de rechterkolom.

Concept & Design:
www.porternovelli.be

feeding the future



Nutreco Holding N.V.
Prins Frederiklaan 4
Postbus 299
3800 AG Amersfoort
Nederland
tel. (31) 33 422 6100
fax (31) 33 422 6101
www.nutreco.com



United States Securities and Exchange Commission
Washington, D.C. 20549
Filing pursuant to Rule 12g3-2(b)
ISSUER Nutreco Holding N.V.
FILE NO. 82- 4927


'09

sustainability report

feeding the future

About this report

The Nutreco Sustainability Report 2009 is complementary to the Nutreco Annual Report 2009, which includes coverage of management aspects such as corporate governance and risk profile.

In this report we describe the Nutreco approach to sustainability in the sense that covers environmental, employee and social issues. Sustainability in economic terms is addressed in the Annual Report. The report was prepared with attention to the principles set out in the Sustainability Reporting Guidelines (G3) of the Global Reporting Initiative and further relevant data is published on the Nutreco website (www.nutreco.com) together with a GRI index. Nutreco applies its own internal criteria and guidelines for reporting on sustainability, as described on the Nutreco website. The criteria and guidelines, where relevant, are based on the G3 reporting guidelines of the Global Reporting Initiative. The report covers those parts of the value chains where Nutreco has control and those over which it has influence. The data covers those parts of the organisation where Nutreco is active and not the activities of suppliers or customers. Further information on the internal guidelines and reporting criteria will be published with the remaining data in the Sustainability section of the Nutreco website. A Millennium Development Goals index is given on page 54. Sustainability data will be published on the Nutreco website by mid 2010.

There are no major changes in the scope of the report from the previous year. Acquisitions in Brazil (a joint venture) and Spain (acquisition of Cargill Animal Nutrition) are the only major events affecting the operations of Nutreco in 2009. In terms of Nutreco structure, the Executive Board was extended to five members. In addition to the CEO and CFO it now has three Executive Vice-Presidents that head the business divisions of Nutreco. We have sought independent assurance on the contents of this report from KPMG Sustainability. Its assurance report can be found on pages 52–53. The report is published by Nutreco, Amersfoort, the Netherlands, March 2010.

Contents

Overview

About this report

Profile & financial highlights 2

Introduction by the Chief Executive Officer
Sustainable progress:
Nutreco's springboard for the new decade 4

Creating sustainable value

Growing awareness 8

Agri Vision 2009 12

Embedding sustainability in Nutreco 16

The Nutreco Sustainability Policy 18

Targets set by the Executive Board 19

Feeding the Future:
Sustainability Programme 2010–2015 20


nutreco
feeding the future
can
we feed
9 billion
people
in 2050
in a
sustainable
way?

"The challenge from now until 2050: doubling food production while halving the footprint."

Wout Dekker, CEO Nutreco

Continuous sustainability programme

Ambitions and actions 22

Further sustainability actions 2009 24

- Responsibility towards natural resources 26
- Feed-to-food quality 38
- Nutreco people and investing in the community 42

Addenda

Independent assurance report 52

Millennium Development Goals 54

Subject index 56

Glossary and abbreviations 57

Ten years of sustainability reporting 58

Contact us 60

  

In this report, these symbols indicate relevance to Millennium Development Goals

Profile & financial highlights

Nutreco is a global leader in animal nutrition and fish feed

Our advanced feed solutions are at the origin of food for millions of consumers worldwide.

Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future.

Nutreco employs almost 9,700 people in 30 countries, with sales in 80 countries. Nutreco is listed on the Euronext stock exchange in Amsterdam with annual revenues of EUR 4.5 billion in 2009.

We want to achieve growth by:

1. Focusing on geographical regions and markets that have the prospect of structural profitable growth; for example countries such as Brazil, China, Russia and Vietnam
2. Participating in the industry consolidation process in markets where Nutreco has leading compound feed positions (for example Canada/North America, the Netherlands and Spain)
3. Further strengthening our market positions in feed specialties and fish feed, by organic growth and acquisitions
4. Executing Nutreco's science and innovation strategy and developing new sustainable products and feed solutions to add value to our customers' businesses and grow Nutreco's products portfolio of higher margin products

Revenue third parties by segment 2009


Fish Feed
26%
23%
Meat & Other
8%
Animal Nutrition Canada
22%
21%
Premix & Feed Specialties
Compound Feed Europe

Employees per activity segment


Compound Feed Europe, Animal Nutrition Canada, Meat & Other
53%
Fish Feed
13%
31%
3%
Premix & Feed Specialties
Research & development, head office and shared services

This pie chart is not part of the audited 2009 Group financial statements of Nutreco.

Geographical allocation of employees


Netherlands
10.7%
41.2%
Other countries
Canada
12.9%
35.2%
Spain

Revenue[1]

(EUR x million)


2,465
2,601
3,126
3,835
3,810
3,674
3,269
2,774
3,031
4,021
4,943
4,512
98
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09

1 2005-2009 revenue from continuing operations (2004-2009 figures based on IFRS, 1998-2003 figures based on D-GAAP)

Nutreco: the company behind strong animal nutrition and fish feed brands

Nutreco ranks in the top three of the global animal nutrition industry in revenues.

Nutreco's Trouw Nutrition has a global number two position in premix.


Other
88%
12%
Trouw Nutrition

The premix and feed specialties industry is relatively consolidated with four players having a joint global market share of about 50%.


Trouw Nutrition
INTERNATIONAL

Nutreco's Skretting is the number one salmon feed producer.


Other
62%
38%
Skretting

The global salmon feed industry is concentrated with three players having a joint global market share of approximately 90%. Skretting has a leading position in fish feed for other species.


SKRETTING

We have leading local positions in the compound feed and meat industry.

Market shares of Nutreco:


Canada
Other
77%
23%
Shur-Gain
& Landmark Feeds


Netherlands
Other
86%
14%
Hendrix UTD


Spain
Other
87%
13%
Nanta


Spain
Other
72%
28%
Sada


SHUR-GAIN


Landmark Feeds


HENDRIX


NANTA


SADA

Sustainable progress: Nutreco's springboard for the new decade


Wout Dekker,
Chief Executive Officer

This is the tenth Corporate Social Responsibility (CSR) report from Nutreco. Our first report, at the beginning of the decade, made Nutreco a pioneer in our market sector and our reporting activities (see inside back cover) have helped raise the profile of CSR and its relevance to our industry. It is appropriate in this tenth report, as we enter the next decade, that we are able to describe a significant advance in our long and sometimes challenging sustainability journey.
In 2009, Nutreco made a strategic choice to embed sustainability throughout Nutreco operations. We began by formulating a sustainability policy, set targets for the managers and initiated a programme to facilitate the embedding process and ensure it is change that lasts.

Growing awareness

Over the past ten years CSR reporting has become commonplace among suppliers, competitors and customers. Throughout that time, sustainability has been an important component of our CSR approach. Gradually, as other aspects of corporate social responsibility, such as reputation and risk management, were brought into good order, sustainability emerged as the central concern. That status is emphasised by the challenge we all face of sustainably feeding the world in the coming decades. To mark the evolution, we are now reporting under the title of 'sustainability'. It is important to note that we interpret the term sustainability to include harmony with our environment and having good relations with our employees, our neighbours and wider society as well as economic sustainability.

Reporting on these topics increased our awareness of issues relating to our activities, partly because it attracted attention from environmental and social pressure groups, trade bodies and regulators. Some of these contacts led us to enter constructive dialogues such as the Round Table on Responsible Soy and discussions with Peruvian fishmeal producers in efforts to make a difference in parts of the value chain where we have influence but not control. These activities also helped to shape the topics and programmes of the AquaVision and Agri Vision multi-stakeholder conferences that we organise alternately each year. We believe it is vital that all players in the value chains, from farmers to retailers, can come together and debate the options for successfully overcoming the obstacles in our path.

In turn, these conferences bring a wealth of fact and opinion that has helped shape our strategy and relationships with the wider world. Since they began in 1996, these conferences attracted over 4,000 delegates. In closing our

Agri Vision conference in 2007, I estimated that three extra planets would be needed if nine billion people were to have a Western lifestyle while addressing the concerns of Europe on climate change, animal welfare and sustainability.



"We need three additional planets to allow nine billion people to have a Western lifestyle while addressing concerns on climate change, animal welfare, sustsainability and biodiversity."

Strategic choice

Never have we discussed a more important topic than at Agri Vision 2009, where we debated the potential for feeding the world in 2050. The outcome was strongly positive. With the knowledge and technology we have in hand and investment in the right areas, geographically for example in Africa and technically for example in sustainable precision farming, we can produce the food that will be needed. The conference is described in more detail further in this report and the conclusions are endorsed in the Nutreco booklet 'Feeding the Future', published in March 2010, with contributions from world leaders in science, agriculture and commerce; all with a close interest in the food value chains.

The outcome of Agri Vision 2009 emphasised the opportunities and the responsibilities in fulfilling the ambition expressed in our slogan *Feeding the Future*. Based on the feedback in over 500 questionnaires from internal surveys, the slogan was introduced in March 2009. If we are to succeed, actions to improve sustainability are essential.

In our report last year I committed to raising the profile of CSR inside Nutreco, the development of a Nutreco CSR policy and the implementation of this within Nutreco businesses through the performance contracts of managers. This year, I am proud to say that we have fulfilled these commitments and embarked on the next stage of our sustainability journey through the development of a sustainability policy, setting of targets and initiation of our Feeding the Future Programme that will include embedding sustainability in all Nutreco operations. These initiatives combine with a far-sighted vision towards resolving the issues we all face in feeding the world of 2050. In 2009 we reviewed and consolidated the sustainability focus areas of Nutreco. The first is 'Responsibility towards natural resources', including climate change. The two other focus areas are 'Feed-to-food quality' and 'Nutreco people and investing in the community'. Together they represent the way in which we must address our challenges in the decade ahead.

Feeding the Future

Our company slogan, *Feeding the Future*, is the essence of Nutreco, expressing a purpose to align and inspire our activities of today. We will develop advanced feed solutions that contribute to feeding a growing world population with wholesome, nutritious meat, fish, milk and eggs.

Throughout 2009 the world in general and Nutreco people in particular have been very aware of the upcoming food security challenge of doubling the supply while halving the footprint. Also, despite over-consumption in some regions, many regions still suffer under-nourishment and


nutreco
feeding the future
can
we feed
9 billion
people
in 2050
in a
sustainable
way?

malnutrition. In meeting the challenge we must develop a more equitable distribution of food resources. Agriculture and aquaculture must increase production substantially, rapidly and sustainably over the coming 40 years if the predicted population of nine billion in 2050 is to be fed adequately. Further, as incomes rise, people switch diets to preferred protein sources, mainly meat and fish. That alone is a substantial challenge.

Simultaneously, the picture becomes more complex because the availability of water is becoming an issue.

Also the demand for energy is growing while consumption of non-renewable resources prompts a search for renewable alternatives. Producing biofuels from agricultural crops is a renewable option with widespread support from governments. Competition from energy for agricultural products leads to higher costs for raw materials and contributes to increased price volatility. These economic pressures and fluctuations are reflected in food prices.

Exacerbating these challenges, we are entering a period of climate change. Droughts mean many regions face shortages of freshwater. Rising temperatures lead to rising seawater levels, covering land currently used for agriculture. By 2050 global warming could reduce the yields of today's crops in areas such as Asia and Latin-America by 20 to 40%. Greenhouse gases are believed to be one of the drivers of climate change and agriculture generates greenhouse gases. In preparing to feed the world of 2050, therefore, care is required to reduce factors such as carbon emissions from farm to feed to food.

The end conclusion is that we, together with all other players in the value chains from field to fork, must provide more sustainably from less. As a global animal nutrition company, Nutreco has chosen to take a proactive role in stimulating value chain developments, discussions and solutions for this balanced and sustainable future. Nutreco has the right credentials; as an animal nutrition company maximising efficiency in our operations and in the delivery of nutrition from our raw materials is a fundamental principle and continuous process.

We invest substantially in research and development to drive increases in efficiency. Research delivers a better understanding of the nutritional requirements of farm animals and fish through all stages of the life cycle. Developments in feed formulation and manufacturing technology then help the feed companies meet those requirements precisely, maximising production on the customers' farms and minimising waste of nutritional content.

Additionally, precision in nutrition reduces the loss of nutrients such as minerals into the environment. Other formulation developments, for example with feed additives, can reduce greenhouse gas production by ruminants. Feed additives can increase the availability of nutrients by making them more readily digestible or by protecting them until they reach the optimum location in the digestive tract. Additives can also support the health status of the animals and fish, thereby increasing productivity and reducing the need for veterinary intervention and medication. All these advances contribute to improved sustainability.

Developing a sustainability policy

Progress towards embedding sustainability into the business model of Nutreco benefited from developments at board level in Nutreco. Following the appointment of new members to our Supervisory Board, an Innovation and Sustainability Committee was formed. Forming the Innovation and Sustainability committee demonstrates two important points about Nutreco. First, sustainability is viewed as an essential characteristic for Nutreco and progress towards it is endorsed from the very top. Second, innovation is seen as essential in achieving progress towards sustainability through the products and technical advice we offer our customers.

Nutreco's Executive Board also underwent changes in 2009. The three divisions of Nutreco, which are Agriculture, Specialties and Aquaculture, are now represented on the Board by Executive Vice-Presidents. Their appointments link the Executive Board more closely to the businesses



and bring it direct operational involvement. This Board made a priority of progress in sustainability and the development of a policy.

To gather input from across Nutreco a Sustainability Group was brought together in 2009 to help develop the policy. Members represented various functions from the three Nutreco divisions and key corporate functions and came from six countries. Before the first meeting each member received a questionnaire on sustainability, its value to Nutreco and to them personally. The response rate was 100% and support was universal, though naturally there were individual caveats. Typical comments expressed in the questionnaires and at their first meeting stressed the importance of preserving the environment for future generations and the desire to work for a sustainable company. They also pointed out that a positive approach to sustainability is inherently good for Nutreco's reputation and that it wins a positive response from young people, which is good for recruitment.

Given these views, it is gratifying to see the policy they prepared and to commit Nutreco to it. The ethos is substantiated by the many sustainability initiatives that were already present in Nutreco companies, a selection of which are described in this report. Implementing the policy will provide a structure and direction for such sustainability actions at all levels in Nutreco, helping to make them as productive and relevant as possible and enabling Nutreco to maintain continuous improvement in sustainability.



Sustainability targets

At the end of 2009, the Executive Board took a further step by setting specific targets for the businesses. While leading us towards the vision contained in the policy, these targets must be valid, achievable and have a bearable cost. The targets are listed in this report. For example, we have a vision to make Nutreco carbon neutral and we challenged the operating companies to achieve a reduction of 50% of the carbon footprint from Nutreco plants in 2009 by 2015. It is a valid sustainability goal and it is achievable at a cost we can accept. The programme begins now. Although Nutreco activities generate only a small part of the greenhouse gas emissions of the full value chains, this target is important for two reasons. First, it is a contribution to reducing greenhouse gases and, second, it is an initiative that everyone in Nutreco can relate to, helping to create awareness of sustainability objectives and commitment in Nutreco.

As with greenhouse gas emissions, sourcing of sustainable raw materials requires coordinated actions along the value chains. All stakeholders must agree on definitions of sustainability for key raw materials and apply them collectively, supporting those farmers that responsibly meet these criteria. If Nutreco were to act in isolation, selecting sustainable raw materials, the less sustainable raw materials would be consumed elsewhere. That is why we also set targets to initiate and participate in value chain actions aimed at raising sustainability throughout the chains and targets for Nutreco Purchasing to develop a vendor policy. We also set targets for each individual operating company: by the end of 2010 they each have their own sustainability plan based on the global sustainability policy, but with local implementation and actions. R&D in the meantime will be focusing on developing sustainable products. Linking progress towards these targets with the variable component of the remuneration of Nutreco managers marked a significant advance in 2009 in the sustainability journey of Nutreco.

Feeding the Future Programme

Having formulated a sustainability policy and set targets, the next and essential step is to embed sustainability in Nutreco operations. To achieve this, sustainability is an important part of our Feeding the Future Programme that we began developing in late 2009. The sustainability objectives are to create a global sustainability matrix in Nutreco in the form of people in all parts of the company with sustainability as a recognised part of their tasks. Acting as sustainability champions, and supported by internal communications, these people will help build engagement with sustainability objectives among Nutreco employees. Indicators will be identified to measure progress towards the sustainability targets and facilities for knowledge exchange will be developed, including an IT platform and opportunities for training.

Having the Sustainability Policy and Feeding the Future Programme gives us greater confidence when pushing for the coordination that is essential along the value chains.

Time for action

The world economies are emerging from recession, which is good. Rising incomes in addition to the rising population means a rapid rise in the demand for animal protein food: meat, fish, milk and eggs. We must act now to set the rules and criteria that we can all agree to as we respond to this food production and sustainability challenge. I am confident it is possible and that, with its sustainability strategy in place, Nutreco can fulfil a core role in sustainably feeding the world of tomorrow.

On behalf of the Executive Board: Cees van Rijn, Knut Nesse, Frank Tielens and Jerry Vergeer

Wout Dekker, CEO
1 March 2010

Growing awareness

Throughout ten years of reporting on matters relating to sustainability we have had contact with many stakeholders and opinion leaders. Our first report, at the beginning of the decade, made Nutreco a pioneer in our market sector and our reporting activities helped raise the profile of sustainability and its relevance to our industry. Since then sustainability reporting has become commonplace and is widely expected; we now see regular reporting from suppliers, customers and competitors. This is in response to increasing concern in society and among investors that all businesses should implement measures to improve their sustainability. For example, the Top of Mind survey of CIES 'The Food Business Forum' published in February 2009 shows corporate responsibility at number three in the list of 12 topics, with food safety at number two.

Because of the nature of our activities, in the feed-to-food value chains, we face increasing sustainability challenges with the need to feed the growing world population. This prompted the European Feed Manufacturers' Federation (FEFAC) to prepare its first sustainability report, during 2009, when it identified sustainability of feed resources, climate change and energy use, and feed safety as the key topics.

The trend to greater attention to sustainability is highlighted by the existence of sustainable investor groups and stock market sustainability indexes. The Association of Investors for Sustainable Development, VBDO, in the Netherlands, observed that the focus of sustainability has shifted from reputation and risk management towards value creation as part of a company's values and vision.

It is for these reasons that in 2009 the Nutreco Executive Board decided that fully embedding sustainability in the Nutreco business model was the right strategic choice.

Reducing the footprint in the value chain





HENDRIX





Greenhouse gas emissions (GHG) from livestock activities —
All figures are based on estimates published in 'Livestock's Long Shadow', see pages 13 and 47 of this report.

18% of total anthropogenic (from human activity) GHG emissions are from livestock activities

13% are from EXTENSIVE livestock production systems (e.g. grazing cattle, sheep and goats)

5% are from INTENSIVE livestock production systems (e.g. pork, poultry and dairy production)

Contribution of various parts of the production chain

crop cultivation: circa 56%*

transport: 0.05%*

industrial processing: 0.5-2.4%*

animal production: circa 42%*

* *Contribution to total greenhouse gas emissions from intensive livestock production systems, including deforestation.*

Animal nutrition at a critical junction

Struggling supplies | Surging demand

Stressed surroundings

Plant growers

- Scarce resources
- High price volatility
- Climate change
- Low stocks
- Government policies
- Bio-energy

Co-products

Animal nutrition and fish feed


nutreco

- Nutrition know-how
- Global presence
- Sustainability programme
- Innovation & technology

Protein processors

- Global food demand will double
- 850 mln underfed, >1 bln overweight
- 'Slow food' versus 'laboratory food'
- Higher food prices (agflation)

"More food will have to be produced over the next decades than has been produced during the past 10,000 years combined." (FAO)

Stakeholder dialogues

Throughout 2009 Nutreco continued its participation and organisation of stakeholder dialogues. The information and opinions gathered from these activities influence policies and actions in Nutreco. In some instances, the knowledge of Nutreco is shared with other participants to facilitate progress across the value chains. The major dialogue event in 2009 was in June when Nutreco organised the multi-stakeholder agribusiness conference, Agri Vision. The theme was the challenge of feeding the world sustainably in 2050. The outcome was a positive view and served as a driver for the Feeding the Future sustainability process in Nutreco as described on pages 16–25.

Stakeholder dialogues	Page
Agri Vision multi-stakeholder agribusiness conference	12
Nutreco participated in preparing the first Sustainability Report of the European Feed Manufacturers' Federation (FEFAC), published in 2009	27
Nutreco is a member of the Round Table on Responsible Soy and the Dutch Soya Task Force and the Round Table on Sustainable Palm Oil	28
Nutreco, through its fish feed business Skretting, is a member of the steering committee of the Salmon Aquaculture Dialogue organised by WWF USA	37
Nutreco, through its fish feed business Skretting, participates in the Seafood Summits organised by the Seafood Alliance	37
In 2009 Nutreco formed a Sustainability Group, which comprises 16 representatives from all business sectors of Nutreco and key corporate functions and from six countries. The group helped to steer the Feeding the Future sustainability process in Nutreco through which a global sustainability matrix will be developed in Nutreco in the form of people in all parts of the company with sustainability as a recognised part of their tasks	16

Nutreco Agri Vision and AquaVision: > 4,000 participants


OPEN YOUR
EYES
AgriVision2009
Shifting Horizons
Themes AquaVision
1996: The Nutreco Aqua Business Conference
1998: Managing a sustainable annual growth
2000: Seafood opportunities in the new millennium
2002: Take hold of the future or the future will take hold of you
2004: The sustainable Blue Revolution
2006: Oceans of opportunities
2008: Know the fundamentals – Create your future
2010: Open your eyes – Oceans of opportunities
Themes Agri Vision
2000: Future scenarios for animal food production in Europe
2003: Inspired by Consumers, Endorsed by Society
2005: Empowering Partnerships
2007: Balance the Challenge – Feed, Food & Fuel
2009: Shifting Horizons

Vision

In a world with limited natural resources and a growing population, Nutreco plays a leading role in developing and supplying the most efficient and sustainable feed solutions.


feeding the future

Mission

Nutreco is a global leader in animal nutrition.
We deliver high-quality and sustainable feed solutions and add value to our customers' businesses by developing and supplying innovative products and concepts that support the best performance of farmed animals and fish.

Challenges and dilemmas

While making progress towards sustainability, there inevitably are challenges to overcome and dilemmas to resolve. Several relevant to 2009 are discussed in this report. The following table gives an overview with an indication of where more information can be found.

Challenges and dilemmas	Section and page(s)
The need to double food production sustainably to feed nine billion people in 2050 with many having higher expectations for animal proteins in their diets	CEO introduction, 4–7 Agri Vision, 12–15
Embedding sustainability in Nutreco	CEO introduction, 4–7, Growing awareness, 8, Nutreco Sustainability Policy, 18, Ambitions and actions, 22–25
Responsible sourcing of feed raw materials while remaining competitive	Responsibility towards natural resources, 28–29, 36
Animal nutrition and greenhouse gases	Responsibility towards natural resources, 31–36
Implementing feed quality and safety measures while remaining competitive	Feed-to-food quality, 38–40
Establishing harmonised product quality and safety procedures in a diverse company	Feed-to-food quality, 38–40
Restrictions on feed raw materials that apply only in the European Union	Feed-to-food quality, 41
Establishing appropriate workplace health and safety standards in a diverse company	Nutreco people and investing in the community, 44
Harmonising career management in a diverse company	Nutreco people and investing in the community, 45–48


AgriVision 2009
Shifting Horizons



Global agribusiness leaders discuss ways to double food production by 2050

Each year Nutreco organises a multi-stakeholder business conference alternating between agriculture and aquaculture. Agri Vision and AquaVision conferences provide neutral platforms for debating issues facing the animal nutrition industry and bring valuable insights from around the world. The outcome of the 2009 conference underlined the value of changes in Nutreco that integrated R&D more closely with the businesses to enhance its ability to develop and supply innovative products and concepts that support the best performance of farmed animals and fish.

At Agri Vision 2009 375 leaders of agribusinesses from 44 countries heard from 20 top business managers and agricultural scientists in three half-day sessions. Opening the conference, Nutreco CEO Wout Dekker reminded delegates that when closing the previous Agri Vision conference in 2007 he estimated that three extra planets would be needed if nine billion people were to have a Western lifestyle while addressing the concerns of Europe on climate change, animal welfare and sustainability. Speakers at the conference delivered a positive message that sustainable food production can be increased adequately and that Nutreco can contribute through advanced animal nutrition solutions. The message, the challenges and potential role of Nutreco are described in the booklet, Feeding the Future, published by Nutreco in March 2010. The theme and outcome of the conference also were drivers for the Feeding the Future sustainability process in Nutreco, as described on pages 16–25. The following extracts give an indication of the most relevant presentations at AquaVision.

A selection of Agri Vision 2009 speakers


Graham
Plastow


Wout
Dekker


David
Hughes


AgriVision

"We can feed the world of 2050"

Responding to the question "Will we be able to feed and fuel the world in 2050?", the great majority of Agri Vision 2009 delegates answered "Yes". They agreed that current knowledge and technology can increase productivity substantially and targeted research can boost it further; doubling production while halving the footprint. The major challenges lie in consumer attitudes, political decision making and in guiding investments and knowledge to those places and people where they will have the greatest benefit.

Inspiration for sustainable growth

David Hughes, Emeritus Professor, Imperial College London, said the future for agriculture is attractive. Humans respond successfully to challenges. However, the 'green bar' is rising. Food producers must increase their sustainability and gain the approval of society for the new technologies they need.

Karl Rose, Chief Strategist, Shell International B.V., said that scenario planning prepares leaders to anticipate and manage uncertainty, challenges assumptions and provides a measure by which to judge corporate aspirations.

Sipko Schat, Executive Board Member, Rabobank Nederland and Vice Chairman Rabobank International, reported the bank's study on the impact of the financial crisis on agribusiness. Price volatility will continue and as agribusinesses adapt there will be further consolidation. Rabobank is the co-organiser of Agri Vision.

Olivier Kerr, Corporate Vice President Agricultural Supply Chain Platform, Cargill, told delegates that markets involving raw materials and food have become more complex than ever. The value of knowledge sharing is increasing and co-developments are becoming normal.


David
Orrell


Karl
Rose


Sipko
Schat


Olivier
Kerr


Jason
Clay



Innovation — potential to gain

Jason Clay, Senior Vice President, Market Transformation, World Wildlife Fund, said we must freeze the footprint of agriculture. To produce more food and retain the wildlife of the world, we cannot ignore any means for raising productivity, including genetics and rehabilitating abandoned or degraded land.

André Faaij, Professor of Energy System Analysis, Copernicus Institute for Sustainable Development, Utrecht University, noted it is important to act now; lead times to achieve change are long. Good land management, efficient agriculture and second generation biofuels can deliver enough food and bio-energy.

Robert Berendes, Global Head of Business Development, Syngenta International AG, said although genetic modification is an important technology, it is not the only and ultimate solution to growing more food. If we agree on using the complete range of technologies, we can double production, progressing at 2% per year.

Graham Plastow, Director Alberta Bovine Genomics Program, University of Alberta, said yields from animal production have increased substantially, mainly through classical breeding. Genomics — the study of genes and their function — can accelerate progress and increase productivity by more than 50%. We can improve traits that contribute to overall health and welfare, food safety and food quality, even environmental impact.

Leo den Hartog, Director R&D and Quality Affairs, Nutreco, stated the production of food from livestock can be increased substantially by raising the quality of farming to high levels everywhere and by gaining optimum productivity from a combination of breeding and feeding technologies. With full system control and farm automation, these techniques will lead to Sustainable Precision Livestock Farming. Nutreco is developing sustainable feed solutions to fit with this approach to livestock farming.


André Faaij


Robert Berendes


Leo den Hartog


José Antonio do Prado


Margareta Helander

Impact — proven progress

Margareta Helander, Feed Development Manager of Lantmännen Lantbruk, reported that the group is owned by 40,000 farmers, operates in 19 countries and has a presence from farm to fork. It has a strong commitment to environmental sustainability and in 2008 became the first animal feed supplier to give greenhouse gas data on its labels.

Volkert Claassen, Vice President White Biotechnology, DSM, told delegates innovating in DSM requires openness with external partners, entrepreneurial behaviour, vision and discipline. It involves a culture in which great ideas flourish and are rewarded, calculated risks are permissible, entrepreneurship is stimulated and people are driven by a passion for real innovation.

Huiyi Cai, General Director, Feed Research Institute, Chinese Academy of Agricultural Sciences, told delegates the government and the agricultural industry of China are keen to see continued growth in the animal feed sector, which has grown at around five million tonnes a year for ten years. With 20% of the world population and 7% of its arable land, securing feed raw materials is China's greatest challenge.

Thorleif Enger, Chairman of the Yara Foundation and former CEO of Yara International ASA, explained the objective of the Yara Foundation is to improve agriculture in Africa. Africa has a tremendous potential in land and productivity but can only fulfil that potential if African farmers are helped to farm more efficiently.

Jerry Vergeer, Executive Vice-President Agriculture and member of the Executive Board of Nutreco, closed the conference. Reminding delegates of the question "Can we feed and fuel the world in a sustainable way?", he said success requires a combination of technology and talent.



Innovision 2009: potential for animal nutrition

On the day before Agri Vision, the Nutreco R&D and Quality Affairs team organised a meeting of top agriculture and food scientists from four continents — Europe, Africa, North America and Asia. Their discussions explored and shared current progress in a wide range of scientific disciplines that relate to animal nutrition.

Animal nutrition can gain important knowledge from new science disciplines being rapidly developed by the pharmaceutical and food industries. These disciplines seek to identify the relationships of nutrition, the microbial population of the intestine and genetics. For example, current developments in fermentation technology are creating new opportunities with functional feed ingredients that support animal health and final product quality. Further topics ran from the assessment of new raw materials, coming as by-products from advances in food and fuel technologies, to nutrigenomics, which is the impact of nutritional ingredients on the expression of individual genes.



Volkert Claassen



Gordon Crichton



Huiyi Cai



Thorleif Enger



Jerry Vergeer

Embedding sustainability in Nutreco

The previous pages (4–15) describe the circumstances, the influences and the events that convinced the Nutreco Executive Board that the time was now right to embed sustainability more deeply in Nutreco.





Strategic choice

Although actively reporting on sustainability, Nutreco did not have a clear sustainability policy that could be embedded within its business processes. A commitment to achieve that was made in 2008 and it was addressed in 2009. During the year the Supervisory Board of Nutreco formed an Innovation and Sustainability Committee and the expanded Executive Board made the strategic choice to initiate the process of embedding sustainability in the business model of Nutreco. This provided the basis and stimulus to develop the Sustainability Policy.

Sustainability policy

To gather input from across Nutreco, a Sustainability Group was brought together in 2009 to help develop the policy. Members from six countries were nominated by the Executive Vice-Presidents, the Chief Purchasing Officer and the Director of R&D and Quality Affairs to represent various functions from the three Nutreco divisions and key corporate functions. Their views and ideas provided the basis for formulating a sustainability policy that was approved by the Executive Board in November 2009. Implementing the policy will provide a structure and direction for sustainability actions at all levels in Nutreco, helping to make them as productive and relevant as possible and enabling Nutreco to maintain continuous improvement in sustainability.



Sustainability targets

In line with the policy, the Executive Vice-Presidents set sustainability targets for Nutreco. For example, operating companies have been challenged collectively to reduce carbon dioxide emission from Nutreco operations by 50% from 2009 levels by 2015. To emphasise commitment, in the performance contracts of Nutreco managers for 2010 sustainability action plans contribute to the variable component of their remuneration. By the end of 2010 there should be around 120 local sustainability plans in Nutreco.

Feeding the Future Programme

At the end of 2009 a project began that will develop a process to facilitate the embedding of sustainability in Nutreco operations and deliver a lasting change. This is the Feeding the Future Sustainability Programme, reflecting Nutreco's ambition to be a contributor in sustainably feeding the nine billion world population of 2050. The immediate challenges are to raise internal engagement, to create a structure within Nutreco with sustainability champions, training and knowledge transfer, and to identify indicators and tools to monitor progress.

The Nutreco Sustainability Policy

The Nutreco Sustainability Policy sets out commitments for Nutreco. Progress towards fulfilling these commitments will enable Nutreco to increase its level of sustainability.

Nutreco will attain a high standard of sustainability by fulfilling the following commitments.

1. Nutreco invests in understanding the impact on the environment, including climate effects, associated with its activities and products. It strives to mitigate negative impact, either by reduction or an equivalent positive action. The key drivers are:	▪ Improvement of feed efficiency; i.e. the conversion of feed into animal products, in order to optimise the use of resources and to reduce the loss of nutrients ▪ Changes in diet patterns and composition of feed formulations for farm animals and fish to reduce the emissions attributed to livestock production systems taking into account economic viability ▪ Further development of the use of co-products from the food, beverages and biofuel industries, biomass and non-organic raw materials to alleviate the pressure on natural resources ▪ Reduction of CO_2 emissions in its own operations ▪ Work with value chain partners to establish sustainability criteria and to implement control and management systems for sourcing of feed raw materials within Nutreco and encourage their application throughout the value chain. These criteria cover both agricultural resources, including land use change such as deforestation, and marine resources.

2. Nutreco shall deliver high-quality and sustainable feed solutions that support the best performance of farmed animals and fish and puts assurance of feed-to-food safety ahead of risk-carrying opportunities to win quick profits.

3. Nutreco shall provide safe working environments, fair and equal employment in all its operations, regardless of gender, race, colour, creed or sexual orientation. All employees have access to training and opportunities for advancement in line with their talents and ambition. Nutreco shall be a positive presence in communities where it is located and in wider society by acting as an enabler in social and economic development.

Attention to these topics is essential for Nutreco to be a sustainable business economically, environmentally and socially and to fulfil its ambition of being a major contributor in Feeding the Future. It is intended that the Sustainability Policy will contribute to the pride that employees can take in the work they do and the company they work for and that it will contribute to the pride of communities in having Nutreco among them and of investors in the company in which they choose to invest.

Nutreco will implement this Sustainability Policy in its management and reporting systems.

Implementing the policy

The Sustainability Group (see page 16), led by the Nutreco Sustainability Manager, is preparing the process for implementing the Sustainability Policy in Nutreco, as described on pages 20–21.

Targets set by the Executive Board to drive sustainability in Nutreco

A. Reduce and mitigate greenhouse gas effects of Nutreco operations	B. Create internal and external awareness and build a global structure for sustainability
• Reduce CO_2 emissions of the Nutreco plants by 50% by 2015	• Make a yearly sustainablility action plan per operating company. Global sustainability policy with local implementation, actions and targets
	• Initiate industry (chain) wide sustainability actions
	• Link Nutreco Purchasing to sustainability targets and vendor policy
	• Develop sustainable products

To emphasise commitment, in the performance contracts of Nutreco managers for 2010 sustainability action plans contribute to the variable component of their remuneration.


Influence the industry chain
nutreco Creating a more sustainable industry chain through external engagement
nutreco Sustainable sourcing
nutreco Sustainable product innovation
Global presence and market
nutreco
Multi-species full-range feed programmes
Nutritional knowledge and technology
Raw material substitution know-how
Crop Cultivation
Raw Materials & Food Ingredients
Farmers
Food Processors
Retail & Consumers
Improve our own operations
nutreco CO2 reduction of plants
nutreco Internal CSR engagement
nutreco Global CSR structure

Feeding the Future: Sustainability Programme 2010–2015



The Feeding the Future Sustainability Programme is built to translate the sustainability targets set by the Board and the three focus areas into more specific objectives and concrete and measurable activities. The programme aims to enable in an effective way sustainable value creation and inspired business all through the organisation. It addresses the conditions needed to improve our own organisation as well as those needed to integrate our sustainability role within the industry chain.

The programme starts with building the global sustainability structure and systems needed as foundation for an increased and more measurable sustainability performance based on continuous improvement, active learning and inspiring knowledge exchange. We will involve, engage and train people at all levels of the organisation and will install cross-organisational communities of practice to build on the best practices already existing. Each operating company will develop its own sustainability action plan in line with the targets and challenges addressed in the Feeding the Future Sustainability Programme. At all levels we will continue to take innovative actions to improve and sustain our business along the way.


The Feeding the Future Sustainability Programme will become effective in 2010. Some activities planned for the next two years are:

- Developing CO_2 footprints and CO_2 reduction plans for all Nutreco plants; each contributing to the overall reduction target of 50% in 2015
- Structuring our external engagement activities within the industry chain to become more effective, both on a global and a local level
- Extending current nutrition models for use in sustainability assessment in new product development, based on an integrated sustainability and efficiency approach
- Creating more internal and external awareness and knowledge transfer about sustainability ambitions and best practices already existing
- Development of a sustainable sourcing strategy aimed at integrating relevant sustainability elements and criteria in Nutreco's sourcing policies and processes
- Addressing all the above in the sustainability action plan per operating company

Ambitions and actions

In the 2008 report we listed a series of ambitions. On these pages we indicate how we have followed up on each ambition in 2009 and we list some further sustainability actions that took place in 2009.



Responsibility towards natural resources

Ambition	Action 2009
Ambition: As an industry leader, Nutreco wishes to contribute globally — in cooperation with its partners in the production chains for meats, farmed fish and dairy products and with other stakeholders — to a sustainable use of natural resources and the conservation of the environment and its biodiversity. Nutreco will work towards ensuring its key raw materials such as fishmeal, fish oil, soya meal, soya oil and canola (rapeseed) oil are obtained from sustainable resources.	**Action 2009:** Nutreco maintained and developed its programmes focused on sustainable use of natural resources, including responsible sourcing, more efficient use of raw materials and energy and attention to greenhouse gases. See pages 26–37.
Ambition: Nutreco aims to contribute to the fulfilment of the UN Millennium Development Goals. The main focus for Nutreco is on the goal to integrate the principles of sustainability into policies and programmes that will reverse the loss of environmental resources.	**Action 2009:** A sustainability policy was developed and the Feeding the Future process initiated to embed sustainability in Nutreco. See pages 16–21.
Ambition: Nutreco will use feed production technology and feed formulation knowledge to increase the conversion of low-value by-products of other agri industries into animal nutrition that will then provide high-value protein for human consumption.	**Action 2009:** Nutreco's Feed Ingredient Research Centre became fully operational. Its objective is to identify opportunities to use novel by-products from food and biofuel processing as feed ingredients. See page 29. By-products considered to be potential raw materials are assessed for nutritional value and processing practicality in the Nutreco species research centres and feed technology centres.
Ambition: R&D projects in Nutreco research centres aim to make more efficient use of raw materials and to identify and optimise the use of more sustainable raw materials including new by-products such as those from biofuel production.	**Action 2009:** Nutreco research centres continued to develop more efficient use of raw materials. Details are given in the chapter 'Responsibility towards natural resources', pages 26–33 and in the Annual Report section on research and development.
Ambition: Nutreco will help reduce greenhouse gases that add to the problem of climate change.	**Action 2009:** Nutreco has a continuing research project assessing the greenhouse gas emissions related to its raw materials and its activities. Additionally, individual Nutreco companies took measures to reduce their emissions and Nutreco has set a target to reduce the direct CO_2 emissions of the Nutreco plants by 50% by 2015. Details are given in the chapter 'Responsibility towards natural resources'.

Ambition: More than aiming solely for the reduction of carbon dioxide (CO_2), methane and nitrous oxide emissions, Nutreco will invest in R&D to convert by-products of the biofuel industry into nutritious animal feeds. In this way, Nutreco can provide animal nutrition without increasing demand for scarce raw materials for feed, food and fuel.	**Action 2009:** The Nutreco Feed Ingredient Research Centre became fully operational. Its objective is to identify opportunities to use novel by-products from food and biofuel processing as feed ingredients and thus expand the choice of raw materials available. See page 29.
Ambition: By increasing efficiency in production and logistics, Nutreco will reduce energy requirements per tonne of product.	**Action 2009:** Examples of actions in 2009 to increase the efficiency of production and transport of feeds are given on pages 32, 33.
Ambition: By increasing the efficiency of feeds, Nutreco will help reduce the direct and indirect greenhouse gas production of livestock.	**Action 2009:** Examples of actions in 2009 are given on pages 30–33.

Feed-to-food quality

Ambition: Nutreco aims to enhance the nutritional quality of final food products through the quality of the feed, while remaining competitive in the market.	**Action 2009:** Progress includes the development of the sustainability policy and greater harmonisation of feed ingredient risk assessment and management, which in turn leads to higher and more uniform standards. See page 40.
Ambition: Nutreco will contribute to consumer reliance on safe food. Safe food requires safe feed, which also contributes to good animal welfare and health.	**Action 2009:** Progress includes the development of the early warning system between Nutreco operating companies. See page 40.

Nutreco people and investing in the community

Ambition: Nutreco aims to have a positive influence in the communities in which its operating companies are located. The operating companies are present in 30 countries on five continents: North and South America, Australia, Europe and Asia.	**Action 2009:** Progress includes the development of the sustainability policy, see page 18. Relevant community activities will gain official endorsement within Nutreco and recognition as a valid part of Nutreco activities.
Ambition: As the company grows, Nutreco will maintain its employment policies, including consistent standards of health and safety for employees in all production and processing facilities in all countries.	**Action 2009:** Audits and inspections of Nutreco production facilities to assess health and safety standards continued through 2009. See page 44.
Ambition: Nutreco will maintain a competitive remuneration policy.	**Action 2009:** Nutreco maintained its remuneration policy and further developed and unified its career management capabilities.

Further sustainability actions 2009


AgriVision
nutreco

Nutreco-wide

- Nutreco made the strategic choice to embed sustainability in its business model.
- The Nutreco Supervisory Board established an Innovation and Sustainability Committee.
- Nutreco established an international Sustainability Group to represent all Nutreco business sectors and Nutreco Corporate. The Sustainability Group was key in developing the Nutreco Sustainability Policy and will facilitate its implementation. Pages 16–21.
- Nutreco developed a sustainability policy, prepared for its implementation and set Nutreco sustainability targets. Pages 18–19.
- Nutreco organised the multi-stakeholder agribusiness conference Agri Vision 2009, where feeding the world in 2050 was a main topic of discussion. Pages 12–15.

Responsibility towards natural resources

- Better coordination and more efficient transport for feed raw materials and finished goods are reducing greenhouse gas emissions and waste. Pages 32, 33.
- Advances in understanding of nutrition make better use of a wider choice of feed raw materials and reduce environmental impact on the farm. Pages 28–31.
- The MicroBalance™ feed concept provides for effective fish feeds with far lower levels of fishmeal. Page 29.
- Nutreco cooperated in and provided information for the first Environmental Report of the European Feed Manufacturers' Federation. Page 27.
- Packaging development provided more compact, lighter and fully-recyclable packs for poultry products. Resultant savings in storage and transport reduce environmental impacts.
- Nutreco actively participated in value-chain-wide initiatives to improve sustainability. Pages 28, 37.



Feed-to-food quality

- A key performance indicator (KPI) was agreed for each of the five Nutrace® standards in 2009. Page 39.
- In 2009 the process of harmonising the risk assessments of all raw materials and feed additives progressed and by the year end the database contained details on 140 products, representing over 90% of feed raw materials. Page 40.
- The Nutrace early warning and rapid alert system, introduced in 2008, developed during 2009 into an effective communications platform on feed-to-food quality and safety. Page 40.

Nutreco people and investing in the community

- The Nutreco Health, Safety, Environment and Quality team audited and inspected Nutreco operating companies with the health and safety of employees as a top priority. Page 44.
- The Nutreco-wide standard software tool, known as P@CT (People and Career Tool), was implemented globally during the first months of 2009, in 29 countries. By 31 December 2009 there were around 2,500 employees with access to P@CT. Pages 45–46.
- The August edition of the Spanish financial magazine Actualidad Económica ranked Nutreco España at number ten in its annual survey of the best companies to work for. Page 47.
- Nutreco supports an integrated agriculture project to raise living standards in the delta region of Bangladesh. The project developed in 2009 and two Nutreco businesses are providing knowledge of animal nutrition, feed production and feed management. Page 49, together with further examples.


Responsibility
towards natural
resources

Nutreco invests in understanding the impact on the environment, including climate effects, associated with its activities and products. It strives to mitigate negative impact, either by reduction or an equivalent positive action.

Nutreco Sustainability Policy

As a world leader in the development and production of high-quality animal nutrition products, we believe we have a responsibility to take a lead in addressing the sustainability issues associated with our value chains. With respect to natural resources, this means giving attention to the sustainability of our raw materials and ensuring they are used efficiently. Additionally, it includes the environmental impact from the production and use of our products. As Nutreco only has direct control over a limited section of the value chains, we believe it is also important to stimulate and participate in value chain initiatives that address these issues at an industry level.

Animal nutrition plays an important role in the farm-based production of highly nutritious protein products — meat, fish, milk and eggs — by upgrading raw materials into feed for farm animals. Virtually all the raw materials come either directly from agriculture and fisheries or via other users of these resources. In addition, the animal nutrition industry uses energy in producing and delivering its products. Finally, the consumption of animal nutrition products has an associated potential for pollution.

In tonnage terms, animal and fish feeds form the great majority of our production in Nutreco — the combined total in 2008 was over 9.5 million tonnes. Animal and fish feeds are made up of proteins, mainly for growth, and fats or oils and carbohydrates mainly for energy, with essential micro-nutrients such as vitamins and minerals. Apart from feeds, we produce premixes of important nutrients such as vitamins and minerals for convenient addition to animal feeds and feed additives to bring various further benefits such as enhanced digestibility. Production of these products in 2008 was around 1.5 million tonnes.

Ensuring our use of natural resources is sustainable is essential in our quest to feed the world of tomorrow.

On the following pages in this chapter we describe the contribution of animal nutrition to human nutrition and give examples of how, as an animal nutrition company, Nutreco is addressing the challenges of sustainability, efficiency and impact on the environment.

FEFAC Environment Report

In 2009 Nutreco provided information and cooperated in the production of the first Environment Report of the European Feed Manufacturers' Federation. The report examines the environmental impact of feed production and use under three headings: sustainable management of feed resources, climate change and energy use, and feed safety. It can be downloaded in English, French or German at www.fefac.org/news.aspx?EntryID=6449.

Animal nutrition and human nutrition

Meat and fish are the preferred food products for many people. These animal proteins are efficient sources of many essential human food nutrients such as amino acids. They are also important sources of minerals and vitamins. For example iron in meat is more easily absorbed than iron from vegetables and meat contains vitamin B12, which is difficult to obtain from other sources. Oily fish such as salmon provide long-chain polyunsaturated omega-3 fatty acids known to have multiple health benefits.

As economies around the world develop, incomes are rising. With more money, people choose to consume more protein as meat, fish, milk and eggs. Combined with the growth of the earth's population, this is driving demand. Globally, animal protein consumption is predicted to almost double in the first half of this century, to more than 465 million tonnes of meat and fish and more than one billion tonnes of milk. We believe that animal nutrition has a vital role in feeding the world of tomorrow and beyond and that it must do so sustainably. Simultaneously, urbanisation is increasing the ratio of food consumers to food producers, which means producers must produce more on a narrowing resource base in terms of labour, land and water. That requires greater efficiency in converting input to output, whichever agricultural or aquacultural system is used. It also requires minimum impact on the environment, to preserve the productivity of the land and water employed and to preserve the biodiversity of the planet. Finally, it requires everyone involved in food production and distribution to develop a more equitable sharing of food resources to eliminate the under-nourishment and malnutrition still prevalent in many regions.

Feed raw materials

The major feed raw materials for animal feeds come from three broad categories, listed here in decreasing order by volume.

1. Agricultural raw materials that are surplus to demand for food or do not reach the specified quality standards, such as wheat and barley not suitable for baking or brewing.
2. By-products of the food, drinks and biofuel industries, such as beet pulp, brewers' grains and rapeseed meal.
3. Raw materials produced for feed such as fishmeal and crops that are part of a sustainable rotation, e.g. beans and lupins.

The major raw materials for fish feeds are the marine resources of fishmeal and fish oil combined with vegetable proteins such as soya meal and wheat, and vegetable oils.

The challenges of responsibility

Sustainability

There are three main sustainability issues concerning raw materials for animal nutrition. 1) Potentially, raw materials might be used in feed when they could be used directly for human consumption. 2) The cultivation of a crop such as soya can have environmental and social impacts if it displaces another land use or primary forest. 3) Over-consumption of a raw material such as fishmeal could exceed nature's ability to replenish resources, i.e. wild fish populations.

1) In the vast majority of instances, the prices that farming or fishing businesses can obtain by selling for human consumption substantially exceed the prices when sold for animal feed. For example, maize of milling quality will command a premium of at least € 9 per tonne over feed grade maize (UK market Feb 2010). Fish sold for human consumption will generally bring in 50–100% more revenue than selling to make fishmeal and fish oil. This market mechanism effectively ensures raw materials are used for food rather than feed whenever possible.
2) Where the cultivation can have environmental and social impacts if it displaces another land use or primary forest, the issue is best addressed by a joint action of members of the value chain. For example, Nutreco is a member of the Round Table on Responsible Soy and the Dutch Soya Task Force and the Round Table on Sustainable Palm Oil. The Round Table on Responsible Soy is an international multi-stakeholder initiative that brings together those concerned with the impacts of the soya economy. It is working to define responsibly grown and processed soya and to promote the best available practices to mitigate negative impacts throughout the value chain. Responsible soya includes specifications such as no forced labour and not buying soya from illegally cultivated land. Draft principles and criteria were evaluated in the field in 2009 (www.responsiblesoy.org).
3) Fishmeal is a good example of a raw material where over-consumption would lead to sustainability problems, in this case with wild fish stocks. For this reason, governments and many participants along the value chain, including Nutreco, are working to ensure fishing is controlled and to purchase from responsibly managed sources and not from illegal, unreported or unregulated fisheries. The sustainability of fishmeal, and related sustainability issues for aquaculture, are part of the SEA Programme discussed on page 36.



Another means of reducing demand pressure on limited raw materials is by finding alternative raw materials. This is an important activity in the R&D programmes of Nutreco.

The nutrition in Nutreco feeds always matches the needs of the animals as closely as possible. However, there is great flexibility in the way feeds can be prepared. Many different combinations of raw materials will provide a feed that matches the nutritional specification prepared by our animal specialists. The Nutreco people who formulate the feeds select from available raw materials to devise the least-cost combination that provides the nutrition specified. These least-cost formulations help to keep food prices down as well as winning and keeping feed customers. Identifying new raw materials increases the options and helps to take pressure off those raw materials where the sustainable supply may be limited. Therefore Nutreco has a research centre dedicated to identifying alternative raw materials, especially among the by-products of other industries such as food, beverages and biofuels. For example, a plant converting wheat into bio-ethanol will also produce by-products that can be used in animal feed; over 800 tonnes DDGS (dried distillers grains with solubles) for every million litres of fuel. Nutreco R&D is investigating how to make the best use of these new by-products, for example by analysis for nutritional content and the presence of antinutrional factors.

The raw material purchasing team uses the formulation flexibility brought by research to avoid raw materials in short supply, and therefore expensive, and to buy those in surplus, which minimises dumping or destruction of unwanted agricultural produce. Thus the animal nutrition industry is central in the efficient use of agricultural resources.


MicroBalance™
Previous fishmeal level in feed
Current fishmeal level in feed

MicroBalance™ increases fishmeal flexibility

Fishmeal is an important ingredient in fish feeds for species such as Atlantic salmon. Feeds for Atlantic salmon represent a major proportion (about 75%) of the feed produced by Nutreco fish feed business Skretting, which has around 35% of the global market. In 2009 Nutreco research showed that, in addition to protein and amino acids, fishmeal contains micro-nutrients that are important in performance and health. Adding those separately to the feed from alternative sources, they were able to almost halve the level of fishmeal from previous typical levels of 25–30%. This advance means the sustainably available fishmeal can be used to produce far more fish from aquaculture to meet the growing demand. Introduced under the concept name of MicroBalance™, the approach is being applied commercially in a new generation of salmon and trout feeds in the early months of 2010, first in Norway and then in the UK. The progress achieved to date in this R&D programme demonstrates that Nutreco addressed the criticism at the beginning of this century that 5 kg of fish caught off the coast of Peru were needed to grow 1 kg of salmon and Nutreco now has the nutritional knowledge to make an 80% reduction of that ratio possible.

Efficiency

In addition to aiming for sustainable raw materials, we must find ways of getting the greatest nutritional benefit from them while maintaining high levels of animal welfare and feed-to-food safety. Motivated by commercial and sustainability considerations, our research and development teams aim to increase the efficiency with which raw materials are processed into feed and the efficiency with which the animals can use that feed. Nutreco has three pilot-scale feed plants to explore feed processing options, to optimise processing of new raw materials and to provide experimental feeds. These are located in the Netherlands, Spain and Norway.

One way to increase the efficiency with which animals utilise their feed is to match nutritional content as closely as possible to their nutritional needs. Nutreco researchers are continuously investigating the optimum nutrition at every phase of the life cycle. Their research shows that correct feeding greatly improves productivity and health, especially at what we refer to as the transition phases. These are phases such as preparation for insemination, gestation, birth and lactation, also weaning and early feeding stages for the young animals. The effect is equally valid for fish as for land animals. Nutreco has a growing number of feeds and specialty products formulated to provide optimum nutrition at these phases, such as Milkiwean for young piglets. The specific nutritional needs at transition phases are also being incorporated in the models used to advise customers on feeds and feeding, such as the Optifeed model for pigs described on page 30.

Finding ways to increase the nutritional benefit that farm animals get from their feed, for example through the use of feed additives to aid digestion, is another research theme. On a broader scale, the potential for further progress was discussed by leading scientists at the Innovision conference organised by Nutreco prior to Agri Vision 2009, see page 15.



Models of precision

From R&D we know what nutrition is needed for a category of farm animals, e.g. dairy cows or gestating sows, and our feed companies can provide it. We can make better use of the raw materials by matching feed to need more precisely; taking account of individual farm circumstances and objectives and even the characteristics of individual animals. This is done by developing models that include as many of these factors as possible. For example, in 2009 the swine researchers and animal feed businesses of Nutreco shared a massive volume of data in preparing the Optifeed model and range of sow feeds for launch in Spain at the beginning of 2010.

The Optifeed model shows the costs and predicted benefits from several feeding options and it takes factors such as the time of year into account. For example, a more concentrated feed is recommended in summer when high temperatures mean the sows tend to eat less. The range includes feeds for gestation, for the transition period in the final week of gestation, and for lactation. Where farms have the appropriate equipment and electronic tagging, the feed and feeding is specific for each sow.

In a further contribution to improving sustainability, environmental optimisation parameters will be introduced into Nutreco nutrition models.



> **Protecting nutrition**
>
> In 2009, a Nutreco specialty business introduced a high-performance mould inhibitor, Fylax® Forte. Fylax Forte is used on finished feeds and raw materials such as grains to prevent moulds from developing while they are in storage and it is significantly more effective than other currently available inhibitors. It reduces waste, improves feed safety and contributes to gaining maximum benefit from agricultural resources.

> **Boosting the benefit**
>
> Nutreco researchers are investigating ways of getting the greatest nutritional benefit from the raw materials being used. They are making progress, for example, by the addition of feed additives such as Optimin® chelated minerals. These specially produced molecules effectively protect a trace mineral such as zinc and escort it through the digestive system until it reaches the location where it should be released and absorbed. The zinc content of the feed can be closer to the animal's needs, with much less wasted in the manure. Optimin chelated minerals are supplied by Trouw Nutrition International for ruminant, pig, poultry and fish feeds.

Environment

Matching feeds to needs precisely, increasing productivity from feeds and extracting maximum nutritional benefit from feed raw materials all make animal protein production more efficient. Progress also brings an environmental benefit. Utilising nutrients more efficiently reduces pollution of the environment from excreta. For example, the Optimin chelated minerals described above reduce the loss of zinc into the environment.

The second environmental challenge is the production of greenhouse gases that may lead to climate change.

Climate focus

Greenhouse gases contribute to climate change and the agricultural industry produces greenhouse gases. That much is clear. However, reliable data is lacking and methods to determine emissions vary. That is why Nutreco dedicated resources to a research project that is collecting and developing data on greenhouse gases at stages of the value chain, from feed raw materials through to feed manufacture and delivery. For Nutreco the main concern is the sequence from raw material purchase to delivering feed on the farm where we have direct control. However, we recognise that the other stages are important in greenhouse gas terms and we are actively cooperating in industry-wide initiatives to get the facts and to find ways of reducing the impact.

Environmental groups, governments and major retailers are asking questions and making demands for the animal protein industry to reduce its greenhouse gas production. The knowledge that is being generated by Nutreco and like-minded organisations will in future enable the industry to respond positively, with information and actions.

Moderating greenhouse gases

According to the Food and Agriculture Organization (FAO), livestock account for 18% of greenhouse gases produced by human activity: 13% from extensive production, such as cattle kept on pastures, and 5% from intensive production, such as most pig, dairy and chicken farming in Western Europe and North America. One of the objectives of the Nutreco greenhouse gases data project is to find the details behind these numbers and identify where Nutreco can influence them.

Initial analyses show production and delivery of compound feeds represent a small proportion of the total greenhouse gas output of the full chain from crop cultivation to the milk and meat in the consumer's fridge (see chart page 33). Although reducing emissions from Nutreco activities will have limited impact on the emissions of the complete value chain, it is a tangible contribution and will help raise sustainability awareness within Nutreco. For example, the approach to reducing emissions from transport looks at the following opportunities: move transport of e.g. raw materials from road to water or rail, progress from delivering products in 25-kg bags to big bags and on to bulk, optimise routes driven, consolidate transport within Nutreco and with outside companies, and use vehicles that are more efficient with lower emissions. All of these steps bring economic and emission benefits.



Cutting costs, fuel and emissions

Underlining the point that good sustainability is often good business, two important transport projects ran through 2009 with the aim of cutting costs by reducing truck kilometres, especially empty ones. Success effectively reduces fuel consumption and CO_2 emissions. These projects continue into 2010 with further benefits to be won.

Nutreco animal feed company Hendrix UTD in the Netherlands is working with its three transport providers to make bulk deliveries more efficient. As these amount to around two million tonnes and 16 million kilometres a year, any reductions can be significant. Cooperation between Hendrix logistics specialists and their opposite numbers in the transport companies is combining the movement of feeds out with raw materials in. Strict protocols were developed to avoid problems of cross-contamination between raw materials and feeds. Further than this, cooperation is extending to rival feed companies and other customers of the transport providers to further reduce empty kilometres. Additionally, almost the entire transport fleet is now running with the clean Euro 5 low-emission engines.

Wireless monitors in the feed silos of customers are providing improvements in one area of the Netherlands where there are few opportunities to collect raw materials. Hendrix is running a joint project with one transport provider to coordinate deliveries better by monitoring the feed silo contents. The information enables them to predict upcoming delivery requirements and route them as efficiently as possible. A pilot study with monitors in 700 feed silos began in 2009. A 10% fuel saving will make the project self financing.

The Hendrix logistics team is now looking at options to increase the proportion of raw materials arriving by the more environmentally friendly water and rail transport.

Bags as well

In 2009 the Nutreco procurement team initiated a project to combine transport of bagged products (predominantly 25-kg bags) from all Nutreco companies in the Benelux region. For the most part, this is Hendrix and Trouw Nutrition International. As part of the project one transport supplier was chosen for all bag transport. This includes bringing in raw materials as well as taking out finished goods. A pilot scheme that began in October 2009 validated the new bag transport scheme. It was introduced in January 2010 with full implementation due by March 2010, which is when the real fuel and emission benefits will start to accrue. Optimisation is organised by the transport provider because it has the best overview of what is to be delivered where and when. As Trouw Nutrition is a major supplier to Hendrix, a significant saving is being achieved by using the trucks that deliver feed in the region around the Trouw Nutrition plant to bring Trouw Nutrition products back to the Hendrix plants. Further options are being explored in 2010.


Livestock farming
55%
Processing of animal products
7%
2%
Retail
2%
Compound feed processing
34%
Crop cultivation

Relative contribution to total greenhouse gases output of steps in the production chains from pork, poultry and dairy in the Netherlands, excluding emissions from land use and land use change. From Blonk et alia 2009

On-farm contribution

While working to improve the efficiency of our feed performance with customers' livestock, we are also effectively helping to reduce their emissions per unit of production. Improvements include greater productivity and better methane and manure management. Beyond this, we are looking at changes in diet patterns and feed formulations that can influence the output of greenhouse gases such as methane from ruminants, without reducing feed performance. Exploring these possibilities offers an additional way in which animal nutrition can mitigate the environmental effects of livestock production systems. The result can be either reduced greenhouse gases from the food value chain or increased food production without increasing greenhouse gas production. That is a choice for society as a whole.

Video cuts travel

In 2009, Nutreco invested widely in video-conferencing facilities in its businesses. This brought two benefits. First, it reduced the need for travel, and therefore the related emissions. Second, ease of personal contact through video links has increased the sense of belonging to one organisation.

Bulk fish feed delivery lowers environmental impact

In 2009 Skretting Norway began using a boat that delivers feed in bulk, referred to as silo–silo deliveries. Finished feed from its Averøy plant is held in a silo battery at the feed plant, transferred into small silos on the boat and then transferred directly into silos at the fish farms of customers. This replaces delivery in bags. The switch to silo–silo delivery also involved investment in new silos at the feed plant.

Silo–silo delivery by boat reduces the energy required, through efficient boat transport and reduced use of forklift trucks in loading and unloading. It is estimated this form of delivery will reduce packaging by more than 200,000 bags over a full year when it is in full operation.


Skretting


SKRETTING

Cutting consumption

In Chile, Skretting installed a high-efficiency wood-burning (biomass) boiler at its Osorno feed plant. The fuel used is wood by-products from the Chilean timber industry. The industry is well developed and regulated in Chile, with a certification system to protect primary forest. External analyses (by SGS) indicate the boiler has cut carbon dioxide emissions per tonne of feed produced by one-third of the previous system and produces low levels of particulate matter. It is 84% energy efficient compared with 57% previously. Further information can be found on www.berkes.com.uy.

Sloten, a Nutreco operating company, supplies dairy-based products. In 2009 it committed to invest in a new heater drying system that will substantially reduce the consumption of natural gas while maintaining the same level of production. The net effect will be to reduce the gas consumption of Nutreco in the Netherlands by 20%; three million cubic metres a year.

One link in the chain where Nutreco can influence greenhouse gas reduction is sourcing feed raw materials. For the initial phase of the climate project we limited investigations to five groups of major raw materials: wheat and barley, maize (corn), soya, palm products (by-products from palm oil) and rapeseed (canola). The emission sources taken into account are cultivation and processing and transport between these stages and to the compound feed factory.

Early conclusions

Two clear conclusions come from the information gathered so far. The first is that it will be far more effective, in terms of true corporate responsibility, for Nutreco to work with other participants in the value chain to reduce emissions relating to specific raw materials rather than directing its purchasing towards those suppliers demonstrating the lowest emissions. Doing that would simply force other purchasers into buying the less sustainable supplies and will not have any significant impact on global emissions.

The second conclusion is that that there is a need for a harmonised methodology accepted by all stakeholders and for more reliable data. For any individual raw material there are many variables, such as yield and amount and type of fertiliser used, and when data is available there are several methods for estimating emissions. These lead to widely differing results. The Dutch animal feeds product board is running a parallel study in this area and Nutreco is sharing information with the board on the difference the methods can make. We are also looking into variations, within one raw material and one methodology, as a result of factors such as country of origin and best and worst practices. There is significant potential to reduce emissions by promoting best practices but, again, that requires a coordinated effort by many participants in the value chain. This is a continuing project.

Land use

Land use and land use change, including deforestation, are further complex factors with wide variations in estimated impact and optimum allocation. Estimates of emissions resulting from land use change indicate that it can be a substantial share of emissions from the value chain. There is some guidance on how to allocate this to a crop now grown on the land. The current PAS 2050 (publicly available specification for assessing greenhouse gas emissions) specifies that if the crop was cultivated on land where its use was changed after January 1990, the estimated impact for each year of crop production should be allocated as



one-twentieth of the total. However, there is no answer for a sequence such as deforestation for timber followed by pasture, maize then soya, and these questions are very much under discussion. In the Nutreco project land use change is reported separately, using an alternative, indirect method based on records of expansion in land use in a region for all crops.

Data to date

To help us navigate our way through these complexities, we brought in a consultancy specialised in the subject, already acting as an advisor to the Dutch government and the Dutch 'Product Board: Animal Feed'. The consultant's report was delivered in August 2009 and we now have assessments of greenhouse gas emissions for our selected raw materials and know which parts of their supply chains lead to the greatest emissions. We also know where data is lacking and where further discussion is needed to agree on methodology.

The data means Nutreco is informed for future discussions. It also provides a good basis for continuing the project with further raw materials and other parts of the value chain.

Currently the project team is investigating the feasibility of obtaining greenhouse gas data relating to the production and use of feed additives.

What are greenhouse gases?

Greenhouse gases are a natural part of the atmosphere and help to keep the surface of the earth at a habitable temperature. The current problem is that we have too much and the excess comes from human activity. Agricultural activities can result in the production of three, namely carbon dioxide (CO_2), methane and nitrous oxide. The greenhouse gas consequences of an activity are sometimes referred to as its carbon footprint. In other instances carbon footprint may only relate to the carbon dioxide emissions.



Packaging progress

The Nutreco meat business in Spain together with the Nutreco Food Research Centre, also in Spain, collaborated in a packaging development with the objective of reducing environmental impact. The innovative project led to totally recyclable meat packaging that reduces carbon footprint, increases convenience, saves time and cuts costs. It was introduced in Spain in 2009. The modified atmosphere packs for chicken and chicken portions were introduced in Mercadona supermarkets in Spain on a trial basis in April and by mid November could be found in all stores; close to 1,300.

The packs are lighter and less than half the height of the previous generation, yet they hold the same weight of meat and retain the same product shelf life. This means they can be stored and transported more efficiently, reducing the number of truck miles required in distribution. With 21% more packs per box, retail display cabinets are restocked faster and the chicken products take up less space in shopping bags and domestic refrigerators. At the same time, the packs reduce environmental impact as fewer resources are needed to make them and they are 100% recyclable, even as food packs again. If they are not recycled, incineration yields only carbon dioxide and water or they degrade to carbon, hydrogen and oxygen.


pollo


SEA
Sustainable
Economic
Aquafeeds

SEA Programme

Nutreco's fish feed business Skretting introduced an international programme of action-based activities to ensure that our commitments to sustainability in aquaculture are delivered. It is called the SEA Programme, standing for Sustainable Economic Aquafeeds. First introduced in the UK in 2008, it has since been rolled out to Norway, Chile and most recently in Italy in October 2009, where it immediately attracted attention and enquiries from leading retailers.

Global production of seafood (1950–2025) (1,000 mt)


250,000
200,000
150,000
100,000
50,000
0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
World population (bn) (rhs)
Aquaculture
Wild catch
1950
1960
1970
1980
1990
2000
2010E
2020E

The SEA Programme gives attention to the sustainability of marine and agricultural raw materials, for example by requiring suppliers of marine raw materials to document that fish used have been responsibly sourced. This excludes any from illegal, unreported or unregulated fisheries. The SEA Programme also includes attention to greenhouse gas emissions and waste. Participating in stakeholder dialogues, as described below, is an essential part of the SEA Programme.



Joint initiatives for sustainable aquaculture

The aquaculture industry is subject to close scrutiny from many environmental and social NGOs for possible impacts on coastal communities and the environment. Concerns include inappropriate fishing to provide marine raw materials for fish feed. Skretting and other companies take initiatives to ensure correct information is available and meet with these groups to seek mutually acceptable ways of developing the industry.

Skretting is a member of the steering committee of the Salmon Aquaculture Dialogue organised by WWF USA and established in 2004. Other organisations and companies represented on the steering committee include environmental NGOs from Europe and the Americas, aquaculture companies and WWF. Skretting participated in the Dialogue meeting held in Boston, Massachusetts, in March 2009.

The objective is to develop and implement verifiable environmental and social performance levels that measurably reduce or eliminate key impacts of salmon farming and that are acceptable to all stakeholders. The final draft principles and criteria, available in English and Spanish, were created by the Dialogue's steering committee and are based on input received during two public comment periods and at Dialogue meetings held in 2008 and 2009. The full suite of principles, criteria, indicators and standards are scheduled to be posted for public comment in early 2010 (www.worldwildlife.org/what/globalmarkets/aquaculture/dialogues-salmon.html).

Nutreco supported WWF in 2009 in its formation of the Aquaculture Stewardship Council, which will be responsible for working with independent, third-party entities to certify fish farms that are in compliance with the global standards for responsible seafood farming developed by the various aquaculture dialogues initiated by WWF.

Skretting sponsored and attended the Seafood Summit organised by the Seafood Choices Alliance in San Diego, California, in February 2009. The theme was 'Sharing Responsibility for Real Change'. The summit brings together representatives from the seafood industry and the conservation community for in-depth discussions with the goal of making the seafood marketplace environmentally, socially and economically sustainable (www.seafoodchoices.org).

Skretting also supported the 2010 conference in Paris in January and made a joint presentation with the International Fish oil and Fish Oil Organisation on sustainability of marine raw materials.

Skretting UK joined with other fish feed producers, an animal health company and industry media in supporting a two-day conference in April 2009 on sustainability in aquaculture. Gatherings such as this provide an opportunity to agree on the criteria to assess what is sustainable.


Feed-to-food
quality
Nutreco shall deliver high-quality and sustainable feed solutions that support the best performance of farmed animals and fish and puts assurance of feed-to-food safety ahead of risk-carrying opportunities to win quick profits.
Nutreco Sustainability Policy

The taste, texture and nutritional value for humans of food products such as meat, fish, dairy products and eggs are directly influenced by the nutrition of the animal concerned. As a major animal nutrition company we therefore play an important role among other factors in the value chains that supply consumers with these forms of safe, tasty and nutritious food.

We have a unique feed-to-food quality strategy called Nutrace®, with five standards and protocols that can be applied across all Nutreco businesses. The standards are Certified Quality, Ingredient Assessment and Management, Monitoring, Risk Management and Tracking & Tracing. As Nutrace is a dynamic strategy, we are continuously developing it in line with changing legislation and customer demands relating to the feed-to-food value chains and from our own expanding experience.

There is always a risk of quality and safety incidents in a business such as ours, with hundreds of raw materials from even more suppliers. The purpose of Nutrace is to prevent as many risks as possible and to react quickly and positively to any incidents that do occur.

The development of Nutrace is guided by a group of quality assurance and food safety specialists known as the Nutrace Platform. These people work in all parts of Nutreco. The Platform is a forum for discussion and helps Nutreco companies share their knowledge and best practices, and the work of safeguarding the quality of our products. In 2009 the Platform updated the long-term Nutrace plan and devised a clear strategy that indicates the way ahead for the coming years. One of the most important elements in Nutrace strategy is a commitment to more synergy and added value across all businesses, bringing together expertise and best practices in quality assurance and food safety. The Nutrace Platform also agreed the immediate action plan, including the developments described on the following pages. Again, the main focuses are safety and harmonisation to enhance efficiency in quality and safety activities.

During the year progress was achieved in three particular areas: establishing key performance indicators for the implementation of Nutrace in an operating company, harmonising risk assessments of raw materials and feed additives, and in coordination and communication within the Nutrace Platform and beyond.

Nutrace key performance indicators

Key performance indicators (KPIs) were agreed for all five Nutrace standards in 2009. The five Nutrace standards are:

- Certified Quality
- Ingredient Assessment and Management
- Monitoring
- Risk Management
- Tracking & Tracing

The KPIs were selected to be compatible with the audit process of the Health, Safety, Environment and Quality (HSEQ) team that audits all Nutreco production facilities (see page 44). In this way implementation of Nutrace can be monitored during HSEQ audits. The frequency of HSEQ audits varies between sites, depending on the scores they most recently achieved. Therefore, the Nutrace Platform is requesting all quality and food safety managers to conduct an annual self-audit. These will be validated in the subsequent HSEQ audit.

Because much of the data for the Nutrace audit is common to the data collected in the HSEQ audit, it has proved possible to review Nutrace progress retrospectively over the past ten years. The analysis shows a broadly steady progress with interruptions resulting from the acquisition of companies with significantly different systems.

There are five KPIs to cover the five Nutrace standards. Each KPI has a number of specific indicators to cover topics such as training of all personnel with respect to the quality certifications held; active procedures in place for the introduction, approval and use of ingredients; clear sampling strategy for finished products; effective issue management and crisis communications systems in place; and recording of ingredient batches used in production.

If a company has all KPIs for each standard fully in place it will score 100% in the Nutrace audit. The intention is for all Nutreco companies to score 100%. Plans are already being discussed to set an Ambitious level that can be applied when extra measures are in place to meet specific customer requirements. This will help to drive up quality and safety levels and will further differentiate Nutreco from its competitors.

Harmonising

In 2009 the process of harmonising the risk assessments of all raw materials and feed additives progressed and by the year end the database contained details on 140 products. These represent well over 90% of the feed raw materials used in Nutreco but there is a larger number of feed additives not yet represented.

Risk assessment indicates what risks are associated with a raw material or feed additive, for example, whether it is necessary to check for undesirable substances and which ones to check for. When all businesses that use a particular raw material or feed additive agree on the associated risks, the obvious next step is to harmonise risk management and that is now happening.

Risk management indicates how often to check and the methods to use. Harmonising it means one Nutreco business can take the lead for a particular raw material and the analyses can be conducted by one laboratory using a consistent method. The data generated is then shared around Nutreco. Additionally, because the data is consistently prepared in the same manner, the results can be statistically processed, revealing quality and safety trends.

Harmonised risk assessment and management bring commercial benefits for Nutreco in purchasing and cost efficiency of monitoring and supplier auditing activities. Harmonisation also brings benefits in safety and in the quality of information being shared. The overall effect is intended to improve quality and diminish risk.

Nutrace Platform and communication

The Nutrace early warning and rapid alert system, first introduced in 2008, was fully implemented and then extended during 2009. It has become more than a way of alerting quality colleagues to an incident with a raw material or feed additive and is being used as an effective way of communicating on quality and safety.

Experience has shown us that this communication and information sharing is very useful and so a simpler system is being developed to make it more user-friendly for non-experts. At the same time, coverage is being expanded to record all incidents in Nutreco companies and not only those relating to product quality and safety.


nutrace

This development is, again, a cooperation between the Nutrace and HSEQ teams.

As an incidental effect of the improved communication provided by the rapid alert system, the quality and safety managers throughout Nutreco are becoming a cohesive and mutually supportive community, further contributing to higher quality and greater safety in Nutreco products.

Nanta upgrades track & trace

In 2009 Nanta, Nutreco's animal feed business in Spain, tested and began introducing an electronic track & trace system using bar codes. The Nanta feed plants have a conventional paper-based tracking and tracing system to follow from raw materials to finished products. Management decided to upgrade to an electronic system and in 2009 the bar-code-based system was trialled in the Valencia plant. It uses a combination of the conventional bar codes familiar to most shoppers and two-dimensional codes that carry far more information. The track & trace begins with unique bar code identification of incoming raw materials, in bulk or in bags, and follows through to sales of finished products. The codes are scanned at each step in the sequence to build a record that is linked with a code printed on the final label. Data can be viewed in the Nanta intranet. Conversion has begun in other plants and implementation is scheduled for completion in 2011. An additional test showed the Nanta bar code data can be linked with the track & trace information of Sada, Nutreco's meat business in Spain. This provides a sequence from feed raw material to meat retail.

Also in 2009, Nanta gained ISO 22000 Food Safety Management System certification at two more feed plants. Certification of Nanta plants under ISO 22000 began in 2008, when the standard was new (see page 57 Nutreco CSR Report 2008). The last of the Nanta plants is scheduled for certification in 2010. The next project is to integrate the quality management and feed safety systems of the plants acquired from Cargill in Spain in December 2009.



European dilemmas

The European Union (EU) has restrictions on genetically modified (GM) feed raw materials and on the use of land animal proteins (LAPs) in feed that do not apply elsewhere in the world. This places extra constraints on feed producers and farmers in Europe.

Pre-market approval of new GM crops is much slower in the EU than in most other countries. This asynchronous approval means many agricultural raw materials in widespread production cannot be used in the EU. Consequently, it is increasingly difficult for feed producers in Europe to source a number of important raw materials with a guarantee that they are free of genetically modified (GM) varieties that are not approved in EU. Where they can be found, supplies are limited and there is a premium to pay. The strict zero tolerance rules applied in the EU mean the slightest trace of a non-approved GM variety will result in the rejection of the entire raw material or feed batch.

In addition to the challenge of asynchronous approval, production of non-GM feed is becoming problematic. Because of the benefits GM crops offer arable farmers, uptake is widespread. Current estimates suggest more than 90% of global soya production is genetically modified; 100% in Argentina and 95% in the US, with Brazil at 70–75% and increasing. Emerging economies such as China and India are also active in genetic modification of crops, supported by public funding. Though there is limited information available at present, there certainly will be more GM plant varieties being grown in the near future. One option being used to secure non-GM supplies is the Identity Preserved route. There are dedicated non-GM suppliers but the classification comes at a price. In the early 2000s it was a premium of $ 5–10 per tonne. By mid 2009 that was $ 40 and rising.

Where a GM variety is EU approved, any feed intended to be non-GMO feed cannot use a raw material with more than 0.9% adventitious presence of that GMO variety. Above that level, it must be labelled as containing GMOs.

Several retailers ask for non-GM claims, 'without biotechnology', to be applied to premium animal protein products as a differentiation to support the higher price. If the trend becomes widespread there may not be enough non-GM raw materials to meet the demand. Another area of genetic research and development may soon lead to commercial results with crops being a potential source of the health-promoting omega-3 fatty acids DHA and EPA currently derived from the fishmeal and fish oil. That would ease the pressure on marine raw materials and present the retailers with a challenge.

Fishmeal and fish oil are important components of feed for farmed fish such as salmon and many marine species, including sea bream and sea bass. They provide a natural source of protein and energy and the long-chain omega-3 fatty acids. The crucial challenge is to ensure the wild fish stocks that ultimately are the source of all fishmeal and fish oil are not over-exploited. If that were to happen, the stocks would collapse and we would lose this valuable resource.

In some parts of the world, dependence on fishmeal and fish oil is eased by using LAPs such as haemoglobin meal, poultry meal and poultry oil in fish feeds. Currently that is not widely possible in the EU because of resistance from regulators and retailers.

As a fundamental principle, Nutreco companies only use approved raw materials. Where customers specify they require a non-GMO feed, this can be provided.


Nutreco people
and investing
in the community

Nutreco shall provide safe working environments, fair and equal employment in all its operations, regardless of gender, race, colour, creed or sexual orientation. All employees have access to training and opportunities for advancement in line with their talents and ambition. Nutreco shall be a positive presence in communities where it is located and in wider society by acting as an enabler in social and economic development.

Nutreco Sustainability Policy

As can be seen in the relevant paragraph of the Nutreco Sustainability Policy, the health and safety of employees has a high priority in Nutreco. This is also expressed in the Nutreco Code of Ethical Conduct (www.nutreco.com > Corporate Governance), which describes the business ethics and moral values to which the company subscribes. It is more than a matter of meeting legal obligations. That is only the start. In the constant drive to recruit and retain the best people, the working environment is important and Nutreco has a small, highly knowledgeable team permanently occupied in auditing and advising the operating companies on health and safety at work, together with environmental measures and quality issues. This is the HSEQ team.

In addition, Nutreco requires fairness in employment and, through the activities of the Human Resources team, it is continuously developing the opportunities offered for performance management, training and development of careers within Nutreco.

Looking outside the company, Nutreco has always been active in engaging with local communities and with those further away, for example through charitable donations. With the development of the Nutreco Sustainability Policy and its implementation in the businesses of Nutreco, these external relationships will gain official endorsement within Nutreco and recognition as a valid part of Nutreco activities. They will also be given a greater sense of direction and purpose.

Activities in these three aspects of Nutreco people and investing in the community are described on the following pages.

Nutreco people

At 31 December 2009 Nutreco had 9,690 employees. This is an increase from 9,278 in 2008, mainly as a result of the acquisitions in Brazil (51% of Fri-Ribe) and Spain (Cargill Animal Nutrition). These Nutreco people were employed in 25 countries on five continents: North and South America, Australia, Europe and Asia. The great majority were based at 189 locations, including production plants (117), administration, sales and R&D sites.

The following details exclude the employees of the recently acquired companies mentioned above. The proportion of women employed in Nutreco was 27.7% (2008: 28.6%). The proportion of staff in managerial positions was 8% (2008: 8.1%) and 23.6% of these were female (2008: 23.4%). The average age was 41.1 years (2008: 40.0 years).



The average duration of employment was 11.7 years (2008: 10.9 years). Bachelor degrees or higher qualifications were held by 20.2% of Nutreco employees (2008: 17.9%). Further employee information in line with the Global Reporting Initiative guidelines can be found in the Nutreco Annual Report and, mid 2010, gathered on the Nutreco website. This will include data on topics such as lost time incidents and absenteeism. There were no fatal accidents reported by Nutreco operating companies in 2009. Nutreco maintains an ultimate objective of zero accidents in the workplace.

Health and safety at work



Health and safety forms a substantial part of the audits conducted by the Health, Safety, Environment and Quality (HSEQ) team based in Boxmeer, the Netherlands. The team has a key role in maintaining and improving standards that apply throughout Nutreco operations. As well as helping to ensure that everyone in Nutreco can have a safe and healthy working environment, the team contributes to improving operating efficiency by sharing knowledge and experience through Nutreco. It is in an excellent position to do this because team members visit and audit or inspect every Nutreco production and processing site and thus are aware of many options for solving a problem or making improvements. Talking with local managers, they can usually identify one that is appropriate for the site. The exact details vary from site to site to suit the construction and activities of the site rather than imposing identical procedures everywhere.

Each audit takes two to three days on site, including an audit introduction, the site inspection, a review of organisation and systems, and discussions of audit findings at the end of the audit. Afterwards, the auditors prepare a detailed report with recommendations. A site inspection is shorter, usually one day. They take place between audits, for example to see that important changes have been implemented or to see that there are no new problems at sites that already have high HSEQ ratings.

The audit reports, with any recommendations for action, are sent to managers at the site, to their managers at business level and to the Executive Board. The recommendations often form part of subsequent applications for investment (capex). Whenever recommendations call for urgent action, the HSEQ team will follow up to check something has been done. In the unlikely event that there is reluctance or refusal at a site to make required changes, the Nutreco Executive Board can call on reserved powers that enable it to impose control on a business to protect the interests of Nutreco.

In addition to health and safety, the audits cover environmental issues. Certificates and licences required for activities at the site are checked, for example relating to quality control, hygiene measures and use and discharge of water. This aspect of auditing is relevant to 'Responsibility towards natural resources' (see pages 26–37) and to relationships with local communities. Any complaints made concerning odours or noise are noted and, if there is a real problem, the team works with management to find a practical solution.

In addition to audits and inspections, the HSEQ team coordinates the gathering of performance data used in these Corporate Social Responsibility/Sustainability Reports and in the CSR/Sustainability section of our website.

Nutreco has had an HSEQ team since its foundation in 1995. In that time, it has recorded continuous improvement. Starting in January 2008, Nutreco sites have been rated in one of five categories, based on the HSEQ audit results. The categories are: Insufficient, Below average, Nutreco average, Excellent and Superior. To achieve Excellent status, a site must have an overall score of 85% in the audit. Superior status requires a score of 90% or more in every section of the audit. Sites achieving Excellent or Superior status in the Safety module are awarded a Nutreco HSEQ certificate. At the end of 2009, 35 sites held one of these certificates. The categorisation of a site affects the interval until the next visit. Sites categorised as Insufficient (a total of two sites at the end of 2009) are subject to a full audit within two years, while those attaining Superior category are audited again in six years.

In 2009, the HSEQ team worked with the Nutrace® team to identify parameters that can be checked during an HSEQ audit to provide an assessment of the level of implementation of the Nutrace standards (see page 40).

Site managers assess the usefulness of their HSEQ audits. Results are almost always positive, as shown in the accompanying chart, which is based on feedback from all of the 32 HSEQ audits and inspections and ten other inspections conducted in 2009.


Average rating
Information in advance
Site inspection
Quality/ Food safety
Occupational health
Safety
Environmental
Quality report
0
2
4
6
8
10

Dust explosion demonstrates dangers

In mid 2009 there was a dust explosion followed by a small fire at a Trouw Nutrition International plant in Poland. No one was injured. The incident highlighted the risks linked to handling fine particle materials and led to a review of Nutreco standards. An investigation of the incident by Nutreco and its advisors led to restrictions on handling certain fine particle materials and the use of 'big bags' (flexible intermediate bulk containers). Nutreco informed its suppliers and other companies of the findings from the incident review to alert them to the potential risks and is working with them to reduce the risks. The incident demonstrated how non-routine actions introduced to overcome a short-term problem, such as an interruption to supplies, can lead to increased risks. These can be further increased by environmental conditions such as high temperatures.

The explosion happened when DL methionine, in fine powder form, was being unloaded from a big bag into a silo that is normally filled by bulk delivery. Shortcomings in the method of unloading led to a dust cloud that was ignited by a spark. The spark came either from a charged insulated conductor nearby or, less likely, from a static charge on the material of the bag. Big bags are classified in three categories, A, B and C, depending on the level of precaution against static charge. Nutreco inspectors found that the bags used by the supplier were category A, which has no precautions against static charge. Nutreco guidelines are that only category B and C bags should be used. All big bags used in Nutreco were checked to ensure they complied with the guideline. A rule was introduced that big bags must not be used with methionine, lysine and wheat bran, which have similar fine particle contents.

Following the review, site personnel received extra training on handling fine particle materials and the dangers of dust explosions. An emergency drill was conducted in December.


P@CT
PEOPLE AND CAREER TOOL
¿Cual es tu role?
EMPLEADO
MANAGER

Career management

In 2008 the Nutreco Human Resources team began introducing new systems and tools to help managers and employees manage employee performance and development. Changes included the implementation of a Nutreco-wide standard software tool, known as P@CT (People and Career Tool), where employees as well as managers can enter information about objectives, training needs, ambitions and availability. P@CT was implemented globally during the first months of 2009, in 29 countries. This followed on from the first roll-out for the top 280 in 2008. By 31 December 2009 there were around 2,500 employees with access to P@CT.

Performance management

P@CT was implemented to improve performance management by facilitating the processes for performance planning, mid-year reviews and end-of-year reviews and to make them transparent and consistent across Nutreco businesses. Beyond this, P@CT is facilitating in the management development reviews. P@CT is now available in seven languages including Chinese and Russian. In 2010 the number of employees with access to P@CT will increase in accordance with recommendations from Nutreco managers.

End-of-year reviews and performance planning for the following year using P@CT began on 1 December 2009. This is the first time a substantial number of Nutreco employees have undergone these reviews and planning processes in such a consistent and transparent manner. In the reviews, managers discuss the results with their employees and each employee is rated against the agreed objectives and the required competency levels.

Management development

In October 2009 Nutreco embarked on the management development process via P@CT. The process combines information on performance management with information on management development, including skills, mobility (willingness to move), training and succession planning. The review began in the operating companies and will be consolidated first in the business units and subsequently at Executive Board level. It will highlight those employees with the greatest potential to contribute to the further development of Nutreco and identify training priorities in Nutreco.

During 2009 a new and consistent tool for job evaluation was devised. This is now being used to evaluate jobs across Nutreco. Greater uniformity of job grading will facilitate better international mobility in Nutreco, in support of the management development processes described above.

Competence sharing

In October 2009 Skretting Norway was awarded a prize by the Stavanger Chamber of Commerce & Industry for the way it shares its competence and knowledge internally and externally. The jury referred in particular to Skretting's own exam database used for internal competence activities, to the AquaVision conference and to Skretting's cooperation with the University of Stavanger.

Recruitment, learning & development

An e-recruitment facility was prepared for implementation on the Nutreco website early in 2009. Preparation involved collaboration across Nutreco to accommodate geographical and cultural variations. Implementation was postponed in line with the recruitment freeze and scheduled for implementation in February 2010, beginning with vacancies in the Netherlands. Beyond this, most learning and development activities were put on hold throughout 2009, also as part of the measures implemented by Nutreco in response to the prevailing economic climate. One that did proceed was Expanding Horizons. See facing page.

In cooperation with Nutreco Sourcing and Procurement two training programmes were developed: Project Management and Advanced Negotiating. Following the successful completion of the first Project Management programme in 2009 it will now be more widely available in Nutreco. The first Advanced Negotiating programme was scheduled for February 2010. If equally successful it also will be made more widely available.

Training for change in Trouw Nutrition International

In 2009 Trouw Nutrition International introduced a two-stage training scheme for its commercial teams to match with changes in the way the business approaches its markets. The first wave of training took place in China, the Czech Republic, Hungary, Indonesia, Poland, Russia and Turkey.

Trouw Nutrition International is increasing coordination and cooperation between its operating companies around the world, to share best products and practices and a unified approach towards dealer management. Simultaneously it is becoming more customer focused with consultancy complementing the physical products. The two-stage training covers technical and commercial topics. Technical training is provided by the Global Technical Managers of Trouw Nutrition International and covers products and services. It is followed by a commercial training course delivered by an external organisation. This uses and builds on the technical training, making the course directly relevant and interesting for the trainees. Participants completing the course are given a personal development plan.





Expanding Horizons

Starting in 2008, Nutreco ran a two-year Expanding Horizons development programme for young employees with a strong potential to accelerate their international career in Nutreco. The objective is to broaden international experience, increase understanding of Nutreco and strengthen career mobility while providing visibility and interaction with senior managers. For this first programme eight participants were recruited in the Netherlands. Working in pairs, they tackled four international assignments. Results were delivered at the end of 2009 and exceeded expectations. This confirmed the value of the programme for the participants and for Nutreco. A second programme will begin in 2010 and recruitment will be throughout Europe.

Three of the projects were relevant to Nutreco sustainability. One developed the assessment of progress in implementing Nutrace standards (see pages 39–40). Another examined questions of gender balance in Nutreco. A third explored options to reduce emissions from transport of raw materials and finished goods (see page 32).

Nutreco people in Spain

The philosophy of the HR team in Spain is that by developing people who work for Nutreco, the company is making a positive contribution to society.

The August edition of the Spanish financial magazine Actualidad Económica ranked Nutreco España at number ten in its annual survey of the best companies to work for. 147 Companies entered the survey. The number ten position is a rise of seven places from 2008. The survey looks at five aspects of a company: talent management policy, remuneration and benefits, learning & development, ambiance (including motivation and facilities provided) and corporate social responsibility. Entering the survey involves completing a detailed questionnaire and permitting assessors to audit any aspect and to interview employees.

Nutreco continues to be one of relatively few companies in Spain to hold SA 8000 certification. Based on the principles of 13 Human Rights conventions, it is a tool to assure humane workplaces. During 2009 there were four instances when government labour inspectors requested appointments to visit a Nutreco plant to check on gender equality, discrimination and diversity. In each instance they were granted immediate access, without the conventional need to set an appointment 15 days ahead, and in each instance the plant passed without problem. Success is partly the result of Nutreco in Spain adopting a code in 2008 to prevent harassment or discrimination, for example by gender, race or religion. In addition, six people were appointed to work as social workers and equality agents in the Sada meat processing business, the largest employer of Nutreco businesses in Spain.

In 2009 Nutreco HR in Spain prepared a programme of activities for the integration of the recently acquired





Cargill animal nutrition businesses in Spain and Portugal. This includes competence mapping of teams in both Nanta and Cargill to form a new business from the best of each.

Nutreco in Spain introduced a national version of the Expanding Horizons programme. 12 Young employees worked in a talent development programme organised by Nutreco and the business school of Nabrija University in Madrid. The programme is focused on key management skills and lasts 18 months. It includes running a simulated company for a full business cycle and working in teams on relevant projects. One project relating to sustainability is a cost-benefit study on solar power generation using the roofs of company buildings. The project business cases will be presented to top managers in March 2010.

Looking outside Nutreco

Many Nutreco companies and the corporate office can report on projects where support is given to community projects either nearby or in another country. Nutreco welcomes such actions. To date these initiatives were spontaneous from the local employees and managers. With the implementation of the Nutreco Sustainability Policy, appropriate community initiatives will gain recognition within Nutreco as part of the Sustainability Programme and participation in community activities will become a management goal.

Following are selected examples of community activities in 2009 that can become part of a coordinated Nutreco investment in the community.



Local food production in Bangladesh

The Nutreco Corporate office in Amersfoort committed to supporting an integrated agriculture project to raise living standards in the delta region of Bangladesh. Support includes a donation of € 40,000 a year in funds and € 10,000 in kind for five years. The project developed in 2009 and two Nutreco businesses, Skretting and Trouw Nutrition International, now have people actively involved to provide knowledge of animal nutrition, feed production and feed management.

People in the delta region possess very small plots of land that generally do not produce enough food to feed the family. SLOPB (Stichting Land Ontwikkelings Project Bangladesh), a Dutch organisation, has developed a system to increase the productivity. A fish farming pond is located in the middle of the plot with a chicken hutch above it and vegetables are grown on the banks around it. In this way, families can produce their own high-value protein food and, in most cases, can also sell some to the market. Micro-credit is available to help initial set-up of the farms. Over 3,000 households will benefit from this project in the five years of Nutreco support, potentially benefiting around 100,000 people.

In December 2009 representatives of Nutreco Corporate, Skretting and Trouw Nutrition International visited the project. They report that part of the funding was used to purchase six motorcycles that enable the 22 field workers to travel around the region and provide training and help as new small-scale farms are set up. By December 2009 1,000 families had been selected and trained and around 200 farms were in operation and generating income. The first farms act as models to convince more families to join.


Trouw Nutrition
DONATION FROM
PT. TROUW NUTRITION INDONESIA
Bekasi,13 August 2009
MULTIMAX
MULTIMAX


Trouw Nutrition
DONATION FROM
13/08/2009

Education in Indonesia

Trouw Nutrition Indonesia, which was founded in 2008, has developed a strong business. In 2009 it initiated a local sustainability action to provide new computers to a local Catholic orphanage and a small Muslim association taking care of local children. Education is a problem area for Indonesia and Trouw Nutrition Indonesia has opted to support those who are trying to provide education for the young and needy.



Training ex-employees in Chile

When the ISA virus spread rapidly through salmon farms in Chile, the reaction was to cull many of the fish and shut farm sites at least temporarily. This led to a down-scaling of the local aquaculture industry and at the end of 2008 Skretting Chile also had to close a feed plant and reduce its workforce of just over 500 to 260. During 2009 Skretting Chile worked with a welding company, an educational corporation and the local union to provide a 64-hour training course in welding for 30 ex-employees. To run the course, mobile training facilities were set up at the Skretting plant in Osorno.



Gas supplies reach Spanish town

Skretting Spain committed to switching to natural gas instead of propane for heating and drying purposes at its fish feed plant. In the busy fish feed factory this represents a substantial consumption; 18 gigawatts annually. The commitment justifies the installation by the gas company of a pipeline to the location of the plant. Having reached the plant, it becomes economic for the company to take the pipeline on to nearby towns. Natural gas will be a cost saving for Skretting and simultaneously it will improve the utilities available locally.



Livestock project in Kenya

Hendrix UTD in the Netherlands provided funds to the Clara Foundation to invest in a livestock project for poor farmers in Kisumu, Kenya. During 2009 a representative of Hendrix visited Kisumu to help with the project. The main action was to purchase goats and sell them on to the farmers at a discount. This meant they were affordable and valued. In addition, a local veterinarian was contracted to inoculate livestock and dogs in the region against rabies and anthrax, which are dangerous to animals and people. Several workshops were organised for the veterinarian to demonstrate to the community how to prevent and treat animal diseases.

Independent assurance report

To the readers of the Nutreco Sustainability Report 2009

Introduction

We have been engaged by the Executive Board of Nutreco Holding N.V. to provide assurance on the Nutreco Sustainability Report 2009 (further referred to as The Report). The Report, including the identification of stakeholders and material issues, is the responsibility of the company's management. Our responsibility is to issue an assurance report on The Report.

Context and scope

We designed our engagement to provide the readers of The Report with:

- reasonable assurance on whether the financial information in The Report presented in 'Profile & financial highlights' on page 2 is properly derived from the audited 2009 Group financial statements of Nutreco Holding N.V.

- limited assurance on whether the information in The Report — excluding the financial information on page 2 — is, in all material respects, presented in accordance with the internal reporting principles as published on Nutreco's website.

Procedures performed to obtain a limited level of assurance are aimed at determining the plausibility of information and are less extensive than those for a reasonable level of assurance.

To obtain a thorough understanding of the financial results and financial position of Nutreco Holding N.V. the reader should consult the audited Group financial statements for the year ended December 31, 2009.

Reporting criteria and assurance standard

Nutreco applies its own internal criteria and guidelines for reporting on sustainability as described on Nutreco's website which, where relevant, are based on the G3 reporting guidelines of the Global Reporting Initiative. We believe that these criteria are suitable in view of the purpose of our assurance engagement.

We conducted our engagement in accordance with the International Standard for Assurance Engagements (ISAE) 3000: Assurance Engagements other than Audits or Reviews of Historical Financial Information, issued by the International Auditing and Assurance Standards Board. This Standard requires, amongst others, that the assurance team possesses the specific knowledge, skills and professional competencies needed to understand and review sustainability information, and that they comply with the requirements of the Code of Ethics for Professional Accountants from the International Federation of Accountants to ensure their independence.

Work undertaken

We undertook the following activities:

- performing a media analysis and internet search to obtain information on relevant sustainability issues for Nutreco in the reporting period;

- reviewing the underlying principles of information management, and reviewing the systems, processes and internal controls for collection and aggregation of the qualitative and quantitative information in the Report;

- assessing the qualitative information by interviewing staff at corporate and business level and by reviewing internal and external documentation such as minutes of meetings, reports, internet and intranet sources;

- a consistency check to ensure that The Report includes information on the key commitments and targets in the Nutreco CSR Report 2008;

For the financial information in The Report we have reconciled the data on financial performance in 'Profile & financial highlights' with the audited 2009 Group financial statements of Nutreco Holding N.V.

As part of our assurance procedures we discussed changes to the draft reports with Nutreco Holding N.V., and reviewed the final version of The Report to ensure that it reflected our findings.

Conclusions

Based on our procedures for reasonable assurance, we conclude that the financial information in The Report presented in 'Profile & financial highlights' on page 2 is properly derived from the audited 2009 Group financial statements of Nutreco Holding N.V.

Based on our procedures for limited assurance, as described above, nothing came to our attention to indicate that the information in The Report — excluding the financial information on page 2 — is not, in all material respects, presented in accordance with the internal reporting principles as published on Nutreco's website.

Commentary

Without affecting the conclusions presented above, we would like to draw readers' attention to the following:

In 2009, Nutreco has made further progress towards integrating sustainability in the business by the development of a new sustainability policy with involvement of business management and the integration of sustainability targets in the performance contracts of management.

As explained in The Report, the challenge is to identify indicators and tools to monitor progress. In line with this challenge, we recommend Nutreco to ensure full implementation of this policy by translating this into operational plans for operating companies and further development of a reporting system for internal and external reporting purposes. Also, we recommend to further improve the quality of The Report by reporting quantitatively on the performance for the ambitions as defined in the policy.

Amstelveen, 1 March 2010

KPMG Sustainability
W.J. Bartels RA

Addenda

The indexes and texts on the following pages can help you find information in the report, relevant to specific topics, and provide further background information and contact details if you have comments or questions for the report team. The Nutreco Annual Report 2009 provides detailed information on financial performance, company structure, corporate governance, risk profile and related topics.

Millennium Development Goals

MDG	Sub-goal	Nutreco action	Page
MDG 1: Eradicate extreme poverty and hunger	Sub-goal 2: Provide employment and living wages	Nutreco developed its Sustainability Policy, which includes social aspects.	18, 22
		The Nutreco Feeding the Future Sustainability Programme includes responsible sourcing.	21
		Nutreco is a participating member of the Round Table on Responsible Soy. As a member, Nutreco is bound by the covenant relating to South America that stipulates no soya will be purchased from suppliers connected with forced labour. It also participates in aquaculture dialogues with equivalent objectives.	28, 37
		Nutreco aims to have a positive influence in the community, helping to bridge gaps in local community social structures.	51
	Sub-goal 3: Stimulate local agricultural production	Nutreco is providing funding and expertise for local agriculture and aquaculture in Bangladesh and agriculture in Kenya.	49, 51
MDG 2: Achieve universal primary education	Sub-goal 1: Avoid child labour	Nutreco developed its Sustainability Policy, which includes social aspects.	18, 22
		Nutreco is a participating member of the Round Table on Responsible Soy. As a member, Nutreco is bound by the covenant relating to South America that stipulates no soya will be purchased from suppliers connected with forced (or child) labour.	28
		Nutreco companies support projects that include schooling.	50

MDG	Sub-goal	Nutreco action	Page
MDG 7: Ensure environmental sustainability environmental sustainability	Sub-goal 1: Reduce environmental impact	Nutreco developed its Sustainability Policy, which includes environmental aspects.	18, 22
		The Nutreco Feeding the Future Sustainability Programme includes environmental aspects.	21
		Production and transport of feeds have further impacts on the environment. Nutreco gives attention to these environmental relationships and to ways of moderating them. Video conferencing has reduced travel.	32, 33
		Nutreco is well positioned to make a valuable contribution to the reduction of impact of greenhouse gases from livestock and through advances in packaging.	31–36
		The production of biofuels, based on agricultural products, has become a significant industry in recent years. As a strategy in tackling climate change, Nutreco allocated increased resources to research the nutritional value of new raw materials generated as by-products in biofuel production.	29
	Sub-goal 2: Protect ecosystems and biodiversity	When purchasing raw materials, Nutreco aims only to purchase from reliable, quality-assured sources that it believes to be free of unsustainable practices.	28, 29, 36
		Nutreco is a participating member of the Round Table on Responsible Soy and has signed up to the criteria for sustainable palm oil and the Code of Conduct of the Round Table on Sustainable Palm Oil. It also participates in aquaculture dialogues with equivalent objectives.	28, 37
		Skretting is the world's leading supplier of fish feed and therefore an important buyer of fishmeal and fish oil. Skretting expanded its Sustainable Economic Aquafeeds programme and informed suppliers of sustainability criteria they must meet.	36
		Nutreco research centres improve the efficiency of using raw materials and develop models for ration optimisation to help formulators make the most effective use of raw materials.	30, 31
		The Nutreco CEO is a member of a Dutch government task force on biodiversity and natural resources.	

Subject index

Agri Vision	4, 5, 9 10–15, 24, 30
Animal Nutrition Canada	2
AquaVision	4, 10, 12
Assurance	52–53
Bangladesh	25, 49, 54
Biofuel	6, 14, 18, 22, 23, 28–29, 54
By-products	22, 23, 28, 29, 34, 54
Code of Ethical Conduct	43
Employees (numbers)	43
Feeding the Future	5, 7, 9, 10, 12, 17, 18, 20–21, 22
FEFAC	8, 10, 24, 27
Financial overview	2
Fishmeal and fish oil	4, 22, 24, 28, 29, 41, 54
GMOs (genetically modified organisms)	41
Greenhouse gases	6, 7, 8, 11, 15, 18, 19, 22, 23, 24, 31–36, 54
Hendrix	3, 32, 51
HSEQ	39, 40, 44
ISO 22000	40
Mission	11
Nanta	3, 40, 48
Nutrace	25, 39–40, 44, 47
Omega-3 fatty acids	27, 41
P@CT	25, 45–46
Research centres	22, 23, 29, 30, 36, 54
Round tables	4, 10, 28, 54
SA 8000	47
Sada	3, 36, 40, 48
SEA: Sustainable Economic Aquafeeds	28, 36
Skretting	2, 3, 10, 29, 33, 34, 36, 37, 46, 49, 50, 51, 54
Stakeholder dialogues	4, 8, 9–10, 12, 28, 36
Trouw Nutrition International	3, 31, 32, 45, 46, 49, 50
Vision	11

Glossary and abbreviations

Compound feed	Compound feeds are complete feeds blended, or compounded, to match the nutritional requirements of the specified animal.
Concentrates	Premixes to which high protein feedstuffs have been added. Suitable for supplying to farmers to blend with macro-ingredients such as grain available on the farm.
CO_2	Carbon dioxide
EFSA	European Food Safety Authority
EU	European Union
FAO	Food and Agriculture Organization of the United Nations
FEFAC	European Compound Feed Manufacturers' Federation
Fish feed	A compound feed prepared for fish, having a higher nutrient concentration than feed for land animals
GMO	Genetically modified organism
GRI	Global Reporting Initiative
HSEQ	Health, Safety, Environment and Quality
IFFO	International Fishmeal and Fish Oil Organisation
NGO	Non-governmental organisation
OHSAS	Occupational Health and Safety Assessment Series
P@CT	People and Career Tool
Premix	Ingredients for compound feeds consisting of micro-ingredients, such as vitamins, trace elements and minerals, used in the production of concentrates and compound feed
Specialties	Animal feeds for specific animal groups such as young animals, e.g. milk replacers for calves and starter feeds for piglets, or feeds with supplements for specific purposes, such as health promotion

Ten years of sustainability reporting


SOCIAL & ENVIRONMENTAL REPORT 2000
nutreco


SOCIAL & ENVIRONMENTAL
report 2001
nutreco


social & environmental
report 2002
nutreco


Report
nutreco


nutreco csr report
2006
nutreco


CSR Report 2007
nutreco

Nutreco was a pioneer in its sector in taking a course towards greater openness by publishing a report each year with information on the issues surrounding its activities. The first report related to activities in 2000 and Nutreco has published a report in every year since, making this the tenth report.

In that time, the reports evolved from Social & Environmental Reports to Corporate Social Responsibility Reports and now to a Sustainability Report. At the mid-point in the sequence, 2004–2005–2006, Nutreco underwent a major change in the Rebalancing for Growth strategy. The most important changes came when the


SOCIAL & ENVIRONMENTAL REPORT 2003
nutreco


SOCIAL & ENVIRONMENTAL REPORT 2004
nutreco


nutreco
CSR Report
08
feeding the future


nutreco
'09
sustainability report
feeding the future

Hendrix Meat Group and Pingo Poultry were divested followed by the fish farming and processing activities of Marine Harvest. Nutreco then focused becoming a global leader in animal nutrition. These changes in the company and the issues it faces are reflected by the ten reports.

- **2000**:
  a first report; gained an award as the best first report
- **2001**:
  featured interviews with external stakeholders
- **2002**:
  the first report to be produced with attention to the GRI reporting guidelines
- **2003** and **2004**:
  contained focus sections on the issues relating to aquaculture
- **2005**:
  the first report to be structured around sustainability focus areas for Nutreco and to have external assurance
- **2006**:
  the first report following the changes of Rebalancing for Growth
- **2007**:
  the first report to be combined with data published on the Nutreco website
- **2008**:
  featured interviews with Nutreco people tackling sustainability issues
- **2009**:
  embedding of sustainability in the Nutreco business model

Contact us

The Sustainability Report Team
Sigrid van Amerongen
Graham Look
Reinder Sijtsma
Harm Teunissen

Assurance report
KPMG Sustainability

Advised by
DHV Sustainability Consultants
Amersfoort, the Netherlands

Concept and design
www.porternovelli.be

If you have comments on this Nutreco Sustainability Report, or would like further information, please let us know. You can contact the team responsible for the report by visiting the Nutreco website and following the links to the Nutreco Sustainability Report, or by sending an email to info@nutreco.com or by writing to:

The Sustainability Report Team
Nutreco
Prins Frederiklaan 4
P.O. Box 299
3800 AG Amersfoort
The Netherlands

Please provide your name, occupation and postal address or email address.

If you would like copies of the Nutreco Sustainability Report or the Nutreco Annual Report, please send your request to the contact address above.

These publications may also be viewed on the Nutreco website at www.nutreco.com under Sustainability > Sustainability Reports and http://annual-report.nutreco.com



feeding the future



Nutreco
Prins Frederiklaan 4
P.O. box 299
3800 AG Amersfoort
The Netherlands
tel. (31) 33 422 6100
fax (31) 33 422 6101
www.nutreco.com


nutreco

Minutes of the Annual General Meeting of Shareholders of Nutreco Holding N.V. held on 21 April 2009

The draft minutes of the Annual General Meeting of Shareholders held on 21 April 2009 have been published on 15 July 2009.
The final minutes have been adopted on 21 October 2009.

Free translation

Minutes of the proceedings of the Annual General Meeting of Shareholders ("AGM") of Nutreco Holding N.V., a public limited liability company (the "Company"), having its registered office in Boxmeer, held at the NH-Barbizon Palace Hotel in Amsterdam on 21 April 2009

1. <u>Opening</u>

The Chairman of the Supervisory Board of the Company, Mr R. Zwartendijk, acted as the Chairman of the meeting and opened the annual meeting at 2.30 p.m. He welcomed the shareholders, the external auditor KPMG Accountants N.V., represented by Mr R. Kreukniet and Mr R. Vale, representatives of the press and also the invited guests and a delegation of the Central Works Council, attending the meeting as observers.

The Chairman commented that, as Chairman of the Supervisory Board, he had the pleasure of chairing this meeting. **The Chairman** announced that he had been joined at the table by the members of the Executive Board, the members of the Supervisory Board and the Company Secretary.

The Chairman appointed Mr **B. Verwilghen**, the Company Secretary, as secretary of the meeting and stated that the minutes of the meeting would be kept by Ms **M.H. Legein**, a civil-law notary with the firm of De Brauw Blackstone Westbroek N.V.

The Chairman announced that this meeting was being recorded on audio and video tape for the purpose of minute taking, and that a simultaneous translation into English was available for those who wanted it. In accordance with the resolution of the Annual General Meeting of Shareholders held on 15 April 2008, the Company had adopted English as the sole official language for its external communications. **The Chairman** stated that this meant that the full annual report had been published in English. The working language at this AGM would be Dutch and the presentation sheets had also been prepared in Dutch. He stated further that a summary of the annual report had been published in Dutch. Copies of this summary were available at the entrance to the meeting. The meeting could also be followed online via the Company's website. **The Chairman** then stated that, this year again, electronic voting pads would be used for those items on the agenda requiring a voting procedure. The operation of these voting pads would be explained before the first voting took place.

The Chairman pointed out that the invitation and the agenda for this meeting had been published in *Trouw* and the *Officiële Prijscourant* on 23 March 2009 and in *Het Financieele Dagblad* on 24 March 2009. The agenda, the annual report and the annual accounts for 2008 as well as the explanatory notes to the agenda had been made available for inspection and were available free of charge at the office of the Company and at the office of ABN Amro Bank N.V., trading as RBS, in Amsterdam, and had been sent free of charge to shareholders who had requested that they be sent to them. These documents had also been made available on the Company's website.

The Chairman mentioned that no requests for additional items to be placed on the agenda had been received from shareholders with an interest of more than 1% of the ordinary shares or from shareholders representing a value of at least EUR 50 million in ordinary shares.

The Chairman noted that, as in previous years, the Executive Board had opted for the possibility of setting a registration date. This enabled shareholders to take part in the meeting provided that they were registered as shareholders on 31 March 2009, without their shares having to be blocked until after the meeting. It was possible to register to attend the meeting until 14 April 2009.

The Chairman stated that, in accordance with the Dutch Corporate Governance Code, the draft minutes of the previous AGM had been posted on the Company's website within three months of the end of the AGM, with an invitation to make any comments known within a further three-month period. This period had elapsed without any comments being received, following which the minutes were adopted in accordance with the Articles of Association and these adopted minutes of the AGM were posted on the Company's website. A copy of them had been sent to those shareholders who had requested this. Copies were also available in the reception area.

The Chairman noted, therefore, that both the requirements of the Articles of Association and the legal requirements had been met, and that this Annual General Meeting was authorised to take lawful decisions on all the proposals on the agenda.

The Chairman informed the meeting that on the Registration Date the total issued share capital of the Company was EUR 9,566,851.68, made up of 34,868,682 ordinary shares and 4,993,200 Cumulative Preference A shares. The issued shares confer the right to cast 39,861,882 votes. **The Chairman** commented that he would give an overview of the number of shares and voting rights represented at the meeting later on in the meeting.

Before proceeding to item 2 on the agenda, **the Chairman** drew the meeting's attention to the following points, in the interest of ensuring the smooth running of the meeting:

(i) There would be an opportunity to ask questions following the explanation of each item on the agenda. As in previous years, shareholders and organisations representing the interests of security holders were requested to limit the number of questions to 3 at a time, in order to give the other shareholders the opportunity also to ask questions.
(ii) **The Chairman** also asked everyone who wanted to put a question to make this clearly known and, once given the floor, to make use of one of the microphones provided for this purpose. He added that for reporting purposes, it was essential that those asking questions clearly stated their name, address and, if necessary, the organisation they were representing.
(iii) Finally, **the Chairman** requested everyone to ensure that their mobile phones were switched off.

The Chairman proposed proceeding to item 2 on the agenda.

2. Report of the Supervisory Board, the Audit Committee and of the Remuneration Committee for the financial year 2008

The Chairman stated that, as shown in the report of the Supervisory Board on pages 72 to 74, inclusive, of the annual report, the Supervisory Board had exercised supervision in 2008 through a number of formally scheduled meetings, in a telephone conference and through regular informal consultation. The supervision related to the developments within Nutreco Holding N.V. and the activities of the companies of the Nutreco Group in 2008.

The Chairman commented that the main items discussed in 2008 during the meetings of the Supervisory Board with the Executive Board, and in respect of which the Supervisory Board had exercised supervision, were the integration of the acquisitions made in 2007, the Company's strategy for the years 2009 to 2012, a reflection on the Stichting Continuïteit Nutreco (Nutreco's anti-takeover foundation), a two-day visit to Hendrix UTD and the R&D centre in Boxmeer and, furthermore, the regular items and financial matters of the Company. **The Chairman** announced that these items would be covered in further detail later during the explanation of the report of the Executive Board by the chairman of the Executive Board, Mr **W. Dekker**.

The Chairman explained that the Supervisory Board is assisted in its activities by the Audit Committee, consisting of Mr **L.J.A.M. Ligthart,** as chairman, and Mr **J.A.J. Vink**, and by the Remuneration Committee, consisting of Mr **J.M. de Jong**, as chairman, and Mr **Y. Barbieux** and the Chairman, as members. The entire Supervisory Board furthermore continues to function as the Selection and Appointments Committee. During part of a Supervisory Board meeting earlier this year, the Supervisory Board also devoted time to an evaluation of its own performance.

The Chairman gave the floor to Mr **L.J.A.M. Ligthart**, chairman of the Audit Committee, to discuss the Audit Committee's report.

Mr **L.J.A.M. Ligthart** thanked **the Chairman**. He stated that the responsibilities of the Audit Committee were set out on pages 69 and 70 of the annual report. He reported that while there had been several stormy developments in the preceding year, the Company's results had nonetheless been exceptionally good. Mr **L.J.A.M. Ligthart** also reported that the Audit Committee had devoted special attention to the integration of the acquisitions that had been made. He remarked that the Company was pleased with how the integration of the acquisition of premix activities of BASF in eight countries and the acquisition of Maple Leaf in Canada was implemented. The Audit Committee had also devoted a great deal of attention to the credit crunch, focusing in particular on the Company's balance sheet and its cash position. He commented that it began as a banking crisis and developed into a recession. The Audit Committee also focused on credit risks and on which customers supplies could still be made. Timely steps had also been taken in relation to the Company's refinancing, and these steps were now in the process of being implemented. He also remarked that it was proving costly to raise finance under the current conditions. Mr **L.J.A.M. Ligthart** stated that the Company's position was very strong. He commented that the Company's strong position related not just to its products and result, but also to the Company's balance sheet. He stated additionally that the credit crunch had led to a succession of sharp movements on the commodity markets, which had resulted in several ups and downs for the Company, nonetheless without deflecting the Company from its chosen strategy. Mr **L.J.A.M. Ligthart** commented that, as chairman of the Audit Committee, he could confirm that the Audit Committee was extremely satisfied with the reports and depth of detail in the data provided by the management. He went on to state that he was pleased to hand his chairmanship of the Audit Committee over to a new chairman, who would fulfil the role with equal enthusiasm and pleasure. He announced that this would be the last occasion on which he would address the meeting as chairman of the Audit Committee. Mr **L.J.A.M. Ligthart** thanked **the Chairman** for the floor.

The Chairman thanked Mr **L.J.A.M. Ligthart** and, before giving the floor to Mr **J.M. de Jong**, **the Chairman** announced that the matter of Mr **L.J.A.M. Ligthart's** resignation as chairman of the Audit Committee would be discussed at the end of the meeting.

Mr **J.M. de Jong** thanked **the Chairman**. He stated that the Remuneration Committee had met formally once in 2008. At this meeting, the performance of the Company and of the Executive Board had been measured against the targets agreed for 2007 and the performance targets for 2008 had been set. The Remuneration Committee had made a positive recommendation to the Supervisory Board with regard to the vesting of the performance shares awarded in 2006. This recommendation had been followed by the Supervisory Board and account of this had been rendered to the 2008 AGM. A recommendation had also been made to amend the peer group used to determine the basic salary of the members of the Executive Board. This recommendation had also been followed by the Supervisory Board and had been approved at the 2008 AGM. There had also been informal consultation with the chairman of the Executive Board. Mr **J.M. de Jong** stated that the matter of the implementation during 2008 of the approved remuneration policy would be discussed later on in the meeting, under item 5 on the agenda.

The Chairman thanked Mr **J.M. de Jong**. **The Chairman** then asked whether there were any questions for Mr **L.J.A.M. Ligthart** or Mr **J.M. de Jong**. He concluded that there were no questions relating to this agenda item and proposed proceeding to item 3 on the agenda.

3. Report of the Executive Board for the financial year 2008

The Chairman tabled the report of the Executive Board for the 2008 financial year, as set out in pages 11 et seq. of the annual report, and asked Mr **W. Dekker** to provide a further explanation of the report.

Mr **W. Dekker** welcomed the shareholders attending the meeting. Mr **W. Dekker** explained that his presentation would deal with the financial results in 2008, the global market developments, the Company's strategy and its strategic agenda. Mr **W. Dekker** said that 2008 had been a highly volatile year in which the Company had achieved solid results. Turnover had increased by 23% to almost EUR 5 billion, although he did point out that this was largely due to high raw material prices. EBITA had increased by almost 15% to EUR 182 million, with excellent results being recorded in premix and speciality feeds. The spread of the Company's activities and its strategic positioning gave the Company stability in difficult times.

It was anticipated that the target of doubling 2006 EBITA of EUR 115 million, which had been announced in 2007, would be achieved between 2010 and 2012. Mr **W. Dekker** announced that the after-tax profit from continuing operations had decreased by 6.6% due to higher financing charges and increased taxation. The Company had a healthy balance sheet and a good capital structure. He remarked that this would support future growth. It was proposed to pay out a dividend of EUR 1.43 Euro, which was at the upper end of the Company's pay-out ratio of 45%. Turnover increased from EUR 4 billion in 2007 to nearly EUR 5 billion in 2008. Organic growth of 12% was achieved and this was due in particular to the favourable price movements related to the increase in the prices for raw materials. Acquisitions contributed 13% to the growth in turnover. Currency fluctuations were responsible for a decline in the growth in turnover by just under 2%.

Mr **W. Dekker** told the meeting that excellent results were achieved in the field of premix and specialty feeds, where the results more than doubled. EBITA for compound feed in Europe, however, decreased from EUR 37.9 million in 2007 to EUR 29.4 million in 2008. 2008 was the first full year in which the results of Nutreco Canada contributed to the Company's operating result. EBITA for fish feed decreased by 4.6% from EUR 71 million in 2007 to EUR 67.7 million in 2008. He went on to say that the results from "meat and other activities" were disappointing. EBITA decreased from EUR 22.3 million in 2007 to minus EUR 400,000 in 2008. Corporate costs remained virtually level. This meant that in 2008, EBITA of EUR 182.1 million, before exceptional items, had been achieved. This is the best result that the Company has returned since the flotation in 1997.

Mr **W. Dekker** stated that the financing charges were higher. The capital remittance of EUR 5 per share had been followed by increased debts. Furthermore, at 26%, the tax charge was once again at a normal level. The effective tax rate of 19% in 2007 had been exceptional. Mr **W. Dekker** announced that shareholders' equity in the amount of EUR 666 million had helped maintaining the strength of the balance sheet. Net operating capital had also increased. This was due to the acquisitions as well as the strong increase in raw material prices.

Mr **W. Dekker** went on to give the meeting an update on the recent placing of a private loan in the United States of America. He stated that this loan was designated by the term US private placement. It related to a financing arrangement for USD 150 million in three tranches. Echoing Mr **L.J.A.M. Ligthart's** previous comments, Mr **W. Dekker** stated that it was proving difficult at the moment to secure funding for the long term. The Company had been successful, however, in securing private loans from six institutional investors in the United States of America in tranches of five, seven and ten years.

Three of these institutional investors also participated in the previous US private placement. The coupon yielded between 7.2% and 8.2% and the Company successfully completed the private placement on 8 April 2009. This meant that the previous US private placement for USD 46 million could be redeemed in May 2009. He said that the Company had hereby achieved a good spread of financing and that the average term of the loan had been extended. Furthermore, additional scope had been created in the negotiations on refinancing the syndicated loan which expires in March 2010.

Mr **W. Dekker** proposed a dividend payment of EUR 1.43. He reminded the meeting that the policy of paying out between 35% and 45% of the net overall profit for the financial year had been approved by the AGM. The proposal was now to pay out 45% of the net overall profit for the 2008 financial year, resulting in a dividend of EUR 1.43. The Company had already paid out an amount of EUR 0.40 as interim dividend. This meant that a final dividend of EUR 1.03 would be paid either in cash or in the form of shares, at the option of the shareholders. The ratio between the value of the stock dividend and the cash dividend would be determined after close of trading on 8 May 2009 on the basis of the weighted average of the share price on the last three days of the decision period, namely 6, 7 and 8 May. The dividend would be made available on 14 May 2009.

Mr **W. Dekker** continued with a review of the global market conditions. He stated that food had been scarce in the first half of 2008, while money had been scarce in the second half of 2008. The global financial crisis had had a direct impact on the development of commodity prices. There had been a very sharp drop in commodity prices following the record prices in May and June 2008. Furthermore, there had been a shift in the consumption of food products. Although people continued to eat in spite of the credit crisis, they were looking for increasingly cheaper products.

Mr **W. Dekker** told the meeting that animal nutrition was a global sector that still offered many opportunities for growth. In 2008, the global volume of animal feed sold was more than 700 million tonnes. There was a slight decrease in the volume trends of salmon feed due to the ISA virus in Chile. This had an impact on the farming of Atlantic salmon in Chile. Production was expected to decrease in 2009 also for as long as the virus continued to be present. That was good news for Norwegian, Scottish and Canadian producers, but bad news for the Chilean industry. Mr **W. Dekker** said that two weeks earlier good news had been received about an effective vaccine, and that this showed that solutions were being worked on.

Mr **W. Dekker** reported that the prices for commodities had peaked in the summer of 2008. This applied not just to soya and wheat, but also to fish oil and fishmeal. The prices for all these commodities had decreased sharply after the summer.

Mr **W. Dekker** said that the Company was the second largest player in the field of vitamin premixes in the world. The previous year the price of vitamin A had doubled and the price of vitamin E had increased threefold, partly against the background of the Olympic Games. The price level had since dropped, however.

Mr **W. Dekker** informed the meeting that the high prices for raw materials had pushed up the cost of producing meat by 25%. Generally speaking, the Company's customers had been unable to pass on this increased cost to the retail market in 2008. Many of these customers had suffered losses as a result.

Mr **W. Dekker** said that the Mission and Vision Statement as well as the slogan had been reviewed and 500 employees of Nutreco, among others, had been interviewed. This study revealed that while sustainability was of great interest to the employees of Nutreco, it was difficult to translate the concept of sustainability into concrete targets. Mr **W. Dekker** said that this review had resulted in the following vision statement: "In a world with limited natural resources and a growing population, Nutreco plays a leading role in developing and supplying the most efficient and sustainable feed solutions for livestock breeding and fish breeding. "The mission": Nutreco is a global leader in animal nutrition and fish feed. Nutreco delivers high-quality and sustainable feed solutions and adds value to its customers' businesses by developing and supplying innovative products and concepts that support the best performance of farmed animals and fish". The slogan that Nutreco would use henceforth is: "Feeding the Future".

Mr **W. Dekker** informed the meeting that Nutreco's production level of eight million tonnes and its one hundred manufacturing plants spread across 28 countries placed it among the ten largest suppliers in the world in the animal nutrition market. In the field of compound feed, Nutreco is the market leader in Canada, the Netherlands and Spain. In the field of premixes, Nutreco is the second largest company in the world with a 12% market share, where DSM had roughly a 25% market share. Nutreco is the global leader in the field of fish feed for salmon and related species, with a 35% market share. Nutreco was also a leader in the development of fish feed for other (i.e. non-salmon) fish species. In terms of turnover for animal nutrition, Nutreco is among the top three companies in the world in animal nutrition and fish feed. Cargill is the leading company in this field. So Nutreco had an excellent springboard position for realising its vision.

In addition, Mr **W. Dekker** addressed the question of where Nutreco's position is in the value chain. Nutreco is located between the fish and meat producers and the producers of raw materials, such as wheat and soya. However, Nutreco also uses more and more by-products from other industries. Nutreco's suppliers are facing an increasing scarcity of raw materials, with high volatility.

He stated that these were testing times for farmers. Fertilizer was very expensive and the prices for wheat were subject to wild fluctuations. Climate change also had an impact on global markets. In addition, there was growing demand for food worldwide, with there being a large difference between the West and the rest of the world. In the rest of the world, including Africa, one billion people live in hunger at the moment. In the West, one billion people are overweight. Discussion in the West revolves around the question of what are acceptable eating habits as well as the issue of sustainability, while in Africa and large parts of Asia the question is one of hunger and how to cope with it. It is essential for Nutreco that it has the best knowledge and the best insight into the nutritional needs of animals at every stage of their development; knowledge and insight that require Nutreco to have a global presence. In addition, knowledge about food safety is also important.

Mr **W. Dekker** informed the meeting that Nutreco was actively engaged with centres of expertise in 28 countries. He stated that society was constantly changing the demands it made on food production. Sustainability, government policy and environmental awareness played an important role in this regard. The position that Nutreco occupies, between the manufacturers of raw materials and the producers of fish and meat, had fuelled the creation of considerable shareholder value between 2004 and 2007. Much of the value creation could be attributed to changes in the portfolio due to acquisitions and disposals of activities. In the past two years, Nutreco had sought to create one company, one Nutreco. He remarked that the challenge for Nutreco in the coming years would be to create value within animal nutrition through innovation.

Mr **W. Dekker** explained that an increasing number of Nutreco's customers were producing their own raw materials. Those raw materials were analysed by Nutreco and a concentrate was then supplied. This concentrate often contained the protein, the minerals and the vitamins. If Nutreco only supplied the vitamin premix then between 1% and 5% was mixed in addition. The tendency worldwide was to supply increasingly higher grade concentrates, which are added at no more than 0.1% to 0.3%. Nutreco's aim was not just to focus increasingly on these high grade products, but also to develop an increasing number of specialties for specific phases in the stage of development of the animal. He explained that just as babies are given different types of food at different stages in their development, so too are young animals or sick animals fed different feed.

Mr **W. Dekker** went on to discuss the strategic agenda. The strategic choices that Nutreco made in the preceding years had strengthened the company. Nutreco is well positioned in the value chain. Good geographical spread and a spread across the various animal species were important for ensuring stability. Nutreco has a strong balance sheet and a healthy capital structure.

However, Nutreco was very prudent in the allocation and utilisation of the financial scope available to it and opted for a cautious approach when acquiring new businesses.

Mr **W. Dekker** stated that EBITA of EUR 182 million in 2008 was a good step in the direction of doubling the results of 2006. Mr **W. Dekker** reported that the target of EUR 230 million would be maintained and that it was now anticipated that this target would be achieved between 2010 and 2012. So the long-term target was not being abandoned, although it might take 2 years longer to achieve it.

Mr **W. Dekker** reported that Nutreco would continue to concentrate on growth in animal nutrition and fish feed. In 2009, Nutreco would focus on strengthening its market positions in specialty feed and additives through organic growth and acquisitions. At the same time, the emphasis would be shifted increasingly toward innovation through a strengthening of R&D and the pipeline of new products. Nutreco's priority would be to manage its operating capital, costs and risks. Furthermore, maintaining a healthy capital structure in order to support future growth was essential. In 2009, Nutreco would issue trading updates for the first time. The first trading update would be given on 29 April 2009. This would be followed on 30 July 2009 by publication of the half-year figures, and on 29 October 2009 a trading update on the third quarter would be given.

The Chairman thanked Mr **W. Dekker** for his presentation. **The Chairman** then invited questions about Mr **W. Dekker's** presentation and the annual report, pages 11 to 74.

Mr **Stevense** from the Investors Protection Association (*Stichting Rechtsbescherming Beleggers*) ("**SRB**") said that he would like more information on the interest due on one of the loans. He would also like more information on the repayment of the loan of USD 46 million and on the US private placement with which a total of USD 150 million had been raised. In addition, he would like further details on Nutreco's strategy, which, he said, was not clear to him.

The Chairman thanked Mr **Stevense** and invited Mr **C. van Rijn** to answer the question relating to the loans.

Mr **C. van Rijn** thanked **the Chairman**. He stated that the Company was required to repay EUR 550 million on the syndicated loan in March 2010. He said that this syndicated loan was a separate matter from the US private placement.

He also stated that the cumulative preference shares would come up for renewal at the end of the following year. The interest rate would have to be re-set for the cumulative preference shares. No decision had yet been made as to whether or not Nutreco would redeem the cumulative preference shares. Mr **C. van Rijn** said that Nutreco could wait before taking out new loans until March 2010, when the syndicated loan was due for repayment. He pointed out, however, that Nutreco's negotiating position would then be very weak. Nutreco could also opt for a multi-step strategy. He remarked that this multi-step strategy had been followed. Part of the US private placement had to be repaid, and the Company had chosen to borrow more than it needed to meet this repayment. This strategy had given Nutreco a better bargaining position with respect to the syndicated loan. In addition, this strategy enabled a better balancing of Nutreco's total debt since not all repayments now needed to be made at the same time. Mr **C. van Rijn** said that the US private placement had been successful and that the interest rate was indeed high. He pointed out, though, that the interest rate that had been stipulated was favourable in comparison with debenture loans negotiated by other companies. Mr **C. van Rijn** informed the meeting that Nutreco was currently re-negotiating the syndicated loan with banks. He told the meeting that it would probably no longer be possible to refinance the syndicated loan of EUR 550 million again for a further period of five years due to the high level of interest rates. He remarked that Nutreco would probably have to settle for a three-year loan. The combination of the three-year loan and the US private placement gave Nutreco a good balance sheet structure and the freedom to make acquisitions. He told the meeting that Nutreco was keen to maintain its scope for making acquisitions.

The Chairman thanked Mr **C. van Rijn** and informed the meeting that a comparable rate of interest had been agreed for the financing of other companies. He commented that it had become more expensive to borrow money because banks had become risk averse. He continued that it was not wise to wait before raising finance. He told the meeting that the question related to making more efficient use of the Company's capital would be answered by Mr **W. Dekker**. **The Chairman** then gave the floor to Mr **W. Dekker**.

Mr **W. Dekker** said that Nutreco had substantially reshaped its portfolio. Nutreco had sold its fish and meat activities for EUR 1.2 billion and had then returned EUR 18 per share over the last three years to its shareholders. Additionally, Nutreco had strengthened its business by roughly EUR 600 million in turnover. This made Nutreco one of the top three volume players in the world in the field of animal nutrition. He said that this had been accompanied by an increased interest burden and that Nutreco now faced a shift in taxes away from an untenable low level of taxation.

Mr **W. Dekker** said that the question about the operating capital was a very valid question. Nutreco's operating capital had increased, partly due to acquisitions and partly due to the rise in raw material prices. He also stated that players in chains were having difficulty raising finance.

Mr **W. Dekker** said that these were difficult times for farmers in the Netherlands due to the losses they were currently making on the price of milk. He pointed out, nonetheless, that the same farmers had benefited considerably from a strong rise in food prices at the end of 2007 and in the first half of 2008. He said that a lot of restructuring had taken place in the Dutch agricultural industry. He said, furthermore, that there was over-capacity in the Dutch market. Mr **W. Dekker** commented that the chicken business in Spain was one of the meat activities that Nutreco had not disposed of because the meat market in Spain was a fresh food market. 90% of the meat consumed in Spain was fresh meat. The problem in Europe was that large sections of this market also sourced frozen products from Brazil and Thailand. Spain and Ireland were hardest hit by the recession, however. The present recession and the high prices for raw materials meant that the chicken business in Spain had performed only moderately. The good news was that the costs of raw materials were continuing to fall at the moment while chicken prices in Spain had risen, so that there were already clear signs of a recovery in 2009. Mr **W. Dekker** remarked, finally, that Nutreco continuously analysed trends and was always on its guard for under-performance.

Mr **Stevense** commented that there were no signs yet of the restructuring in Europe in the compound feed industry, particularly here in the Netherlands.

Mr **W. Dekker** replied that he did not entirely agree with Mr **Stevense**. The compound feed industry is highly fragmented. Worldwide, the ten leading companies had a market share of less than 15%, while the five leading companies in the Netherlands had a market share of more than 60%. There had certainly been consolidation in the Netherlands when compared with other countries.

Mr **Stevense** said that it was the opinion of the SRB that further consolidation was necessary. He believed that private companies, ordinary local compound feed producers, should be more focused.

Mr **W. Dekker** said that the overall trend, particularly in the Netherlands, was for the smaller players to opt either for specialisation or to join with larger groups. He said that the present financial crisis may possibly accelerate this process.

Mr **Stevense** wondered how Nutreco was responding and could respond to this.

Mr **W. Dekker** replied that in all the markets in which Nutreco is well positioned, it was also on the lookout for in-fill acquisitions.

The Chairman asked whether there were any further questions and gave the floor to Mr **Dekker (VEB)**.

Mr **Dekker (VEB)** wondered how Nutreco's market shares were developing. He remarked that DSM had an enviable reputation for research and that DSM and Nutreco competed with one another in the field of vitamins. He also stated that Nutreco, at the same time, was probably also a customer of DSM. He wondered whether this did not present an awkward situation. He also wondered what opportunities Nutreco saw in the present recession. Finally, he wondered whether an explanation could be given for the departure of Mr **J.B. Steinemann**. Mr **Dekker (VEB)** commented that the possibility could not be excluded that a difference of opinion regarding strategy, possibly a difference of opinion regarding the Company's operations, lay at the heart of Mr **J.B. Steinemann's** departure.

The Chairman thanked Mr **Dekker (VEB)** and said that Nutreco was still gaining market share. He gave the floor to Mr **W. Dekker**.

Mr **W. Dekker** said that Nutreco was one of the top three companies in the world in the field of animal nutrition. He stated that if the trade in raw materials were to be stripped from Cargill's reported figures then it was quite possible that Nutreco already shared top spot with Cargill. Mr **W. Dekker** said that Nutreco had opted for several activities and a geographical spread and commented that Nutreco aimed to be one of the top 3 companies in certain activities. It had been successful in this aim and he commented that the acquisitions had made a positive contribution to Nutreco's positioning. As regards the question of whether market share is being gained or lost, this would have to be examined product by product in specific markets. He went on to say that DSM was both a competitor and a supplier of Nutreco. As DSM and BASF were also manufacturers of vitamins, Nutreco was the biggest buyer of vitamins worldwide at the moment. He pointed out that Nutreco bought more vitamins than Unilever or Nestlé. Mr **W. Dekker** said that the relationship with DSM was one of mutual dependence, but that Nutreco and DSM nonetheless had a very good relationship when it came to a number of products. As regards opportunities presented by the present recession, he said that Nutreco considered it important that the operating companies should first have their business in order before thoughts could turn to a merger or acquisition. He commented that organic growth was the cheapest and safest growth there is.

The Chairman remarked that Nutreco is extra alert for any opportunities that the present recession may yield in countries where Nutreco does not occupy a top-3 spot.

He went on to say that Mr **J.B. Steinemann** had worked for Nutreco for eight years and had always performed very well. Mr **J.B. Steinemann** aspired to the position of CEO in the future, and this was known within Nutreco. **The Chairman** said that Nutreco currently had an excellent CEO. In consultation with Mr **J.B. Steinemann** it had been decided that he would leave Nutreco and would focus on attaining the position of CEO with another company. One month after leaving Nutreco he had been appointed CEO of Barry Callebaut in Switzerland.

Mr **Dekker (VEB)** wondered whether a difference of opinion regarding the business might not underlie Mr **J.B. Steinemann's** departure.

The Chairman replied that this was not the case.

Mr **Dekker (VEB)** wondered whether in the field of fish feed, where Nutreco was the no. 1 company, market share was being gained, whether the lead over the second and third largest companies was being extended or whether the market share remained stable.

Mr **W. Dekker** replied that the market share for fish feed remained relatively stable worldwide. It was a concentrated market. He said that any reallocation of a contract also entailed a shift of market share in the order of 3% to 5%. He also stated that it was important to consider the definition of market share, partly against the background of the integration of activities within companies. Mr **W. Dekker** said that Cermaq, the second largest fish feed manufacturer, was engaged in fish farming as well as fish feed. Cermaq was growing quickly thanks to its acquisition of fish farms, and a consequence of this was that this market was no longer accessible to Nutreco. He said that this illustrated why Nutreco referred to an overall market share of 35% and a stable market share in the free fish feed market.

Mr **Dekker (VEB)** thanked Mr **W. Dekker** for his explanation.

Mr **Quarles van Ufford** from the Association of Investors for Sustainable Development *(Vereniging van Beleggers voor Duurzame Ontwikkeling)* ("**VBDO**") said that he would like to put more than three questions and also said that he had submitted several questions in advance of the meeting. He asked whether the questions which are not being put now can be answered in another way. He remarked that VBDO was pleased that the CSR report had been made available prior to the meeting. He felt that with all the commotion at Nutreco in the previous year, the issue of sustainability had become less prominent. He regretted this especially since VBDO considered Nutreco to be a front runner in the field of sustainability. It struck him that the CSR report did not include any performance indicators. Mr **Quarles van Ufford** also said that it had been announced in the annual report that the Executive Board was developing a new CSR policy, whereas it had been stated the previous year that this new policy would have to come from the operating companies.

He wondered what the targets of this CSR policy would be. He also wondered whether all the stakeholders could be involved in developing this new policy. Mr **Quarles van Ufford** said that his final question related to the remuneration structure for management and the senior managers and referred in this regard to the letter that VBDO had sent to Nutreco in early 2009. He said that he was interested to hear whether there was a link between the remuneration of the members of the Executive Board, on the one hand, and personal targets in the field of sustainability, on the other. He asked whether this link could be implemented if it did not already exist.

Mr **W. Dekker** thanked Mr **Quarles van Ufford** for the compliment. He said he did not agree with Mr **Quarles van Ufford's** observation regarding a reduced focus on sustainability. He commented that activities in the field of sustainability had perhaps become less visible. He said that five hundred Nutreco employees had been interviewed, and some of the questions put to them related to sustainability. This was also evident from the Mission and Vision Statement. He explained that in its previous portfolio, Nutreco was engaged in fish farming and the production of meat and meat products with direct sales to the retail, and hence the consumer. Following the reshaping of its portfolio, Nutreco was now positioned, as regards the production of meat and fish, between raw material suppliers and companies that produce meat and fish. Nutreco hence became less visible in terms of the end products. Mr **W. Dekker** said that as regards the reporting structure, the Company had sought to state Key Performance Indicators ("KPIs"). He remarked that Nutreco had tried to state KPIs that were quantitative, but it had proved difficult to translate quantitative KPIs to a decentralised organisation. There were different interests and different priorities in each of the 28 countries. A broader definition of the targets had been sought in conjunction with KPMG. Creating awareness of sustainability among the operating companies as well as in the chain had been given priority. The AquaVision and AgriVision conferences were examples of this. Two years earlier, the theme of the AgriVision conference had been "feed, food, fiber and fuel". In 2010, the Executive Board aimed to arrive at more measurable targets, which may also be qualitative targets, in conjunction with Nutreco's business groups. Mr **W. Dekker** then addressed the question relating to the link between targets in the field of remuneration and sustainability. In 2009, the targets of the members of the Executive Board also included CSR targets related to the development of a policy for measurable targets per business group, which would be implemented in 2010 and which are reflected in the performance contracts of all Nutreco employees. He also felt Nutreco could be proud with its eight CSR report.

He admitted that it had proved too difficult to formulate the KPIs that had been promised two years previously due to the different activities in which Nutreco was engaged. Mr **W. Dekker** commented in this regard that this did not mean, however, that Nutreco would cease to set priorities in relation to CSR and that Nutreco would return to this issue next year also.

The Chairman remarked that Nutreco regarded sustainability as an absolute priority, in spite of the fact that this may be slightly less visible. He commented further that sustainability was also a factor in determining the remuneration structure of the members of the Executive Board. **The Chairman** then gave the floor to Mr **Heinemann**.

Mr **Heinemann** remarked that Mr **W. Dekker** had indicated that raw material prices fluctuated wildly in 2008. He wondered whether the effects of this fluctuation could be mitigated by means of forward buying or hedging. He also wondered whether the disappointing results from the salmon farms related only to Chile, or also to other countries such as Canada, Norway and Scotland. He said that his final question related to genetically modified food. He wondered whether Nutreco was experiencing problems from resistance in society to GM food, and in particular genetically modified maize.

The Chairman thanked Mr **Heinemann** and said that while it was possible to earn a lot of money with forward buying, it was also possible to lose a lot of money. He said that this was one of the topics that was regularly tabled at the meetings of the Supervisory Board with the Executive Board. He then gave the floor to Mr **W. Dekker**.

Mr **W. Dekker** told the meeting that 80% of Nutreco's costs, in particular in the compound feed business, were raw material costs. There were major differences between the Dutch, Spanish and Canadian industries. He remarked that increased volatility made it very difficult to manage those costs. While there were instruments for doing so, those same instruments could also exacerbate the situation. In 2008, there was first upward volatility followed by sharp downward volatility. In chain agreements ("ketenafspraken") all parties benefit more from greater predictability and therefore lower volatility. From a risk perspective it is difficult to cope with this.

Mr **Heinemann** wondered whether it might not be possible to purchase in greater volumes where volatility is so low that risk can almost be disregarded.

Mr **W. Dekker** said that it was not possible to establish whether volatility was low until after the event. He stated that it was difficult to estimate supply and demand in the present market given the fact that there was reduced demand for food and food production. He also commented that the ISA virus had spread in Chile, but that this disease had also occurred in Norway, Scotland and Canada in the past. It was now being reported in the press that a specific vaccine had meanwhile been developed against the ISA virus in Chile. He said that the ISA virus was responsible for the biggest setback in the history of the Chilean aquaculture industry. He stated that Chile would retain a buoyant aquaculture industry, but he expected that it might take two to four years for it to recover. Mr **W. Dekker** then addressed the question in relation to genetically modified food. He said that at the time Nutreco was active in animals and still had its own breeding organisation with Euribrid, it was Nutreco policy, certainly in Western Europe, not to engage in any form of genetic modification of animals. He commented that as regards raw materials, genetic modification was accepted in most of the world. Western Europe suffered from asynchronous authorisation at the moment. By this he meant that products that had previously been approved in the United States of America, for example, could not be imported into Europe, resulting in a cost disadvantage for European farmers. He stated in this regard that Nutreco rarely took ethical stances on such issues, but that it always listened closely to the opinion of its customers.

Mr **Van der Sommen** had a question about the sheet showing that the world's population would increase from over six billion to nine billion people in roughly twenty to thirty years. He pointed out that Nutreco generated most of its turnover in Western Europe, and hardly any turnover at all in Asia or South America. It would therefore appear logical to achieve growth in turnover by means of acquisitions in Asia. He wondered whether Mr **W. Dekker** agreed with him in this regard, and also wondered whether Nutreco also intended to make a major acquisition in Asia or South America. Furthermore, he wondered where Nutreco wanted to be in five years time in terms of market share in the various continents. Mr **Van der Sommen** wondered, finally, whether a decrease in raw material prices would not lead to better margins in the future.

Referring to recent press reports, Mr **W. Dekker** stated that Nutreco had recently purchased a manufacturing facility in Japan and, as part of the BASF deal, a plant in Indonesia. He said in this regard that neither of these were major acquisitions. He also commented that these were not the major steps that Nutreco had expected and that it was difficult to grow in Asia, particularly if you were part of a chain. It was intended that in five years time a larger proportion of Nutreco's assets would be located outside Europe.

He referred to Latin America and commented that if you worked in the agricultural industry then you had to have a strategy for Brazil, a land of opportunity, but also a land with considerable risks and volatility.
He stated further that Nutreco intended to make inroads into Asia. Nutreco had learned from the acquisition it had made in Canada that it was the right policy to buy a market leader. Finally, he stated that Nutreco had an ambitious strategy, not just for Latin America, but also for North America.

The Chairman informed the meeting that one of the members of the Supervisory Board of Nutreco whose proposed appointment was on the agenda had an Asian background that could help Nutreco to understand the Asian market better.

Mr **W. Dekker** then addressed the question of whether falling raw material prices would lead to higher margins. He said that, as Mr **Van der Sommen** had remarked, the current positions had been bought at higher prices some time ago. Nutreco's customers expected that the prices would soon fall. This put enormous pressure on the Company. The activities where margins now showed signs of improvement were the activities in relation to which Nutreco was itself engaged in meat production. In Spain, for example, costs were falling, so that it was possible to achieve a positive margin.

Mr **Mommers** had a question about the trading update that was due to be published the following week. He said that shareholders were keen to have actual information and wondered whether it would be possible the following year to publish a trading update prior to the AGM.

The Chairman explained that Nutreco had recently brought forward the date of the AGM precisely in order to allow Nutreco to concentrate on the current financial year earlier in the year. The quarter ended at the end of March. In addition, Nutreco needed time to process all the figures from all the countries.

Mr **W. Dekker** said that Mr **Mommers'** suggestion would be noted and commented that, as **the Chairman** had previously indicated, Nutreco had done everything it could to bring forward the date of the AGM, but that Nutreco also had to observe the statutory periods for the trading update.
The Chairman said that next year's AGM might have to be moved up one week but noted at the same time that he could not judge whether this would be helpful. He informed the meeting that consideration would be given to planning the date of next year's AGM. **The Chairman** then gave the floor to Mr **Dekker (VEB)**.

Mr **Dekker (VEB)** wondered whether Mr **J.B. Steinemann** would be replaced. He also wondered what was meant by an "efficient balance sheet" on page 14 of the Dutch summary annual report. He also stated that a savings budget of roughly EUR 25 million had been announced for 2009 and he wondered whether this budget still existed. He also said that an R&D budget of EUR 17 million existed and he wondered whether this budget rose annually. Mr **Dekker (VEB)** wondered, finally, whether consideration had also been given to placing the loan with private individuals in connection with the possibility of obtaining more favourable interest terms.

The Chairman said that the senior management structure at Nutreco was currently under discussion and gave the floor to Mr **C. van Rijn** for the question relating to the efficient balance sheet.

Mr **C. van Rijn** said there were two interest groups in any balance sheet, the shareholders and the banks. Shareholders often wish to see as much debt as possible included in the balance sheet so that shareholder's equity is limited, so enabling a high return on that equity. Banks liked to see sufficient shareholders' equity stated on the balance sheet. As far as Nutreco was concerned, an efficient balance sheet consisted in finding an optimum, making Nutreco attractive to both financiers and shareholders alike.

Mr **W. Dekker** addressed the question about savings and said that Nutreco was one of the world's top 3 performing companies in its business. He said that the "Nutreco Sourcing Initiative" ("NSI") programme had been launched, including the creation of three categories for purchasing. Nutreco was the largest purchaser of vitamins and therefore fell into the first category. Both the coordination and execution with regard to purchasing was centrally controlled. The commodities fell into the second category. Here, the coordination was centrally controlled and the market data were shared, but the execution was left to the business groups and the OpCos. The third category was not product-related, and included services and energy, for example. These were tracked per project in the countries and when they were successful those competencies were handed over to others. A target had been set in this regard of EUR 10 million in 2008 and EUR 25 million in 2009. The target had been comfortably met in 2008 thanks to the very good positions in raw materials. The 2009 target would also be maintained for the time being. Expressed as a percentage of turnover, the R&D budget of EUR 17 million was not high, but in absolute terms it was probably the largest R&D budget of any private company in this sector.

Mr **C. van Rijn** then addressed Mr **Dekker's (VEB)** final question and stated that, together with a group of financiers, a large number of possibilities had been considered for Nutreco's financing. He said that Nutreco did not have a rating and that this placed certain restrictions on the Company. He explained that a private placement in the United States of America in effect constituted placement with private individuals. The loan is placed with institutional investors who then offer part of the loan to private individuals. Nutreco had come to the conclusion, together with its advisers, that this represented the best solution for Nutreco.

Mr **Stevense**, from the Investors Protection Association (**Stichting Rechtsbescherming Beleggers**), pointed out that HACCP was referred to in the annual report. He said that there were many quality marks and forms of certification and he wondered how useful HACCP was. He also wondered how futures trading worked at Nutreco. He said that there were companies where people came in to the office in the morning and then started phoning the entire world about prices and positions. He said, in addition, that he felt that in terms of the organic farming and breeding of fish and cattle the cooperatives in this field were more active than Nutreco. Cooperatives held more meetings with farmers, and this led to the formation of working groups to discuss local problems. He also referred to the situation among the fruit growers in the Bommelerwaard district. He commented that such practices led to better understanding and wondered whether this might also be possible at Nutreco.

Mr **W. Dekker** said that he would deal with the questions in a different order. He remarked that he hoped it was not true that cooperatives were more active. He said that to his knowledge Reudink was the largest player in the field of organic animal feed. This is a dedicated organisation and many of Reudink's employees had been engaged in dialogues with stakeholders and in new initiatives. An example of the engagement in new initiatives was the fact that Mr **W. Dekker** had been asked to join the Task Force that advised the cabinet on matters relating to natural resources and sustainability. He said that this was a compliment for Nutreco since Nutreco fulfilled a pioneering role in several fields. Mr **W. Dekker** then turned to the question about purchasing. Nutreco purchases eight million tonnes of raw materials. Nutreco is the world's largest buyer of single vitamins. For some suppliers this meant that Nutreco might buy 30% of their total production. Nutreco had meanwhile set up its own purchasing organisation in China. He said that this had been done in particular to allow quality controls to be carried out locally. He went on to say that the introduction of NUTRACE had increased the importance of certification and that this was one of the areas in which HACCP was proving useful.

The Chairman thanked Mr **W. Dekker** and concluded that there were no more questions relating to this agenda item. He then informed the meeting that the number of voting shares present or represented at the meeting was 12,703,748. These were made up of 10,207,148 ordinary shares and 2,496,600 Cumulative Preference A shares. Of the Cumulative Preference A shares, 50% were present or represented at the meeting. Of the ordinary shares, 29.27% were present or represented at the meeting. In total, 30.2% of the shares were present or represented at the meeting, roughly the same as at the 2008 AGM. **The Chairman** then stated that the number of shareholders or proxy-holders present at the meeting was 120.

4. Annual Accounts 2008

4.1 Adoption of the Annual Accounts

The Chairman informed the meeting that the accounting principles used to draw up the consolidated accounts, the consolidated balance sheet and profit and loss accounts, the consolidated cash flow statement, the notes to the consolidated accounts and other information were included on pages 76 to 158 of the 2008 annual report. He went on to say that the annual accounts for 2008 had been audited by KPMG Accountants N.V., the Company's auditor, and that the relevant unqualified auditor's report could be found on page 159 of the 2008 annual report. He continued by saying that a copy of the 2008 annual report, signed by the Supervisory Board, the Executive Board and the external auditor was available in the room from the Company Secretary. The annual accounts for 2008 had been approved by the Supervisory Board in accordance with Article 26 of the Articles of Association and were now ready for adoption by this meeting. Finally, **the Chairman** mentioned that the KPMG auditors were present in order to answer any questions that may arise.

The Chairman explained how to use the electronic voting pads and asked whether there were any questions.

Mr **J.W. Bouman** said that, in spite of the fact that he had registered for this meeting, he had not received an envelope upon registration.

The Chairman replied that this problem would be sorted out immediately.

As there were no further questions, **the Chairman** requested the shareholders to use the electronic voting pads. **The Chairman** stated that Mr **J.W. Bouman** would be voting by raising his hand. **The Chairman** announced that the meeting had adopted the 2008 annual accounts by 12,130,165 votes in favour, 12 against and 5,845 abstentions.

4.2 Dividend proposal

The Chairman informed the meeting that in accordance with the dividend policy as approved at the 2006 AGM, a total dividend of EUR 1.43 per ordinary share over the net results from continuing operations achieved in the period 1 January 2008 to 31 December 2008 inclusive, accruing to the holders of ordinary shares, excluding the impairment, and book profits and losses made on divestments, was proposed. In 2007, an amount of EUR 1.64 per ordinary share had been paid out. The payout was 45%, the same as in 2007. Of this total dividend of EUR 1.43 per ordinary share, the Company had already paid out, as interim dividend, an amount of EUR 0.40 per ordinary share in August 2008. The final dividend therefore amounted to EUR 1.03 per ordinary share. The ex-dividend date would be 23 April 2009. In accordance with Article 30.2 of the Articles of Association of the Company, the Executive Board, having obtained the approval of the Supervisory Board, proposed that, at the option of the shareholders, the final dividend of EUR 1.03 per ordinary share be paid either in cash or in the form of ordinary shares in the capital of the Company. The ratio between the value of the stock dividend and the cash dividend would be determined by the Executive Board after close of trading on 8 May 2009 on the basis of the weighted average of the share price on the last three days of the decision period, namely 6, 7 and 8 May 2009. Both the cash dividend and the stock dividend would be made available to the holders of ordinary shares on 14 May 2009. With the possible exception of a rounding difference, the value of the final dividend in ordinary shares would be the same as the cash dividend. The shares required for the final dividend had been or would be purchased. The new ordinary shares gave an entitlement to dividend in 2009 and the financial years to follow. **The Chairman** asked whether there were any questions regarding the dividend proposal.

The Chairman observed that there were no questions and asked the shareholders to make use of their electronic voting pads. **The Chairman** noted that the meeting had approved the proposed dividend by 11,667,636 votes in favour, 847 against and 473,939 abstentions.
KPMG left the meeting after the vote.

5. Corporate Governance: summary of the Corporate Governance policy

The Chairman referred to the Corporate Governance chapter on pages 43 to 54 of the 2008 annual report, which explained the Corporate Governance policy by means of best practices laid down in the Dutch Corporate Governance Code.

Since the amendment in 2006 of the Articles of Association, which related to the abolition of the special majority needed for the appointment, suspension or dismissal of a member of the Executive Board or a member of the Supervisory Board, the Company has been fully compliant with the best practices laid down in the Dutch Corporate Governance Code, although it should be noted in this regard that the Company is bound by the current employment contracts, which were concluded for an indefinite period of time with the current members of the Executive Board who, as was already known, were all employed by the Company prior to the implementation of the Code. **The Chairman** went on to say that the Monitoring Committee had published an updated version of the Code in December 2008. An initial report based on the best practice recommendations set out in the updated Code and relating to the 2009 financial year was required to be published for the first time in 2010. The Company would study the updated Code during 2009 and a report would be made to the Supervisory Board on the significance of this updated Code for the Company's Corporate Governance policy and the changes that needed to be made. The aim is to be fully compliant with the updated Code and to report on this to the AGM in 2010. **The Chairman** commented that, as previously reported, the anti-takeover measures adopted by the Company had been closely examined during the year under review by the Supervisory Board and the Executive Board. The 'Stichting Continuïteit Nutreco' (Foundation for ensuring the Continuity of Nutreco) (the "Foundation") was designed to protect the Company against hostile takeovers and had existed since before the flotation in 1997. The Foundation is an independent legal entity set up to represent the interests of the Company and its affiliated enterprises and all interested parties, such as shareholders and employees, by, among other things, preventing as far as possible influences that might threaten the continuity, independence and identity of the Company in a manner that would be contrary to those interests. On 19 March 2009, the put-call option agreement concluded between the Company and the Foundation had been amended to the extent that the Company had voluntarily waived this put option. The Foundation had accepted this waiver. By notarial deed of 19 March 2009, the Articles of Association of the Foundation had been amended in the sense that if a third party were to acquire, gradually or otherwise, shares in the capital of the Company or were to make an offer for the shares in the capital of the Company, the Foundation may only exercise the call option if such acquisition or offer is not supported by the Executive Board and the Supervisory Board. The Cumulative Preference D shares acquired by the Foundation upon the exercise of the call option must be withdrawn within a maximum period of two years. The mechanism to protect the Company against hostile takeovers had therefore not been abolished, but had been brought in line with current views on anti-takeover measures which increasingly reject a put option for the benefit of the Company. The maximum issuing term for the Cumulative Preference D shares is the statutory maximum term of 2 years.

The Chairman informed the meeting that he would like to give the floor to Mr **J.M. de Jong** for a brief explanation of the implementation during the year under review of the remuneration policy that had been approved by this meeting in 2004 and which had been revised in successive meetings.

Mr **J.M. de Jong** thanked the Chairman and informed the meeting that there were no changes in the remuneration policy to report for 2008. He said that he would like to explain the various components of the remuneration of the Executive Board, as they were detailed on pages 48 et seq. of the annual report. He said that details of the salary costs could be found in the relevant summary on pages 132 and 133 of the annual report. The remuneration policy is to remunerate the Executive Board at the median of the market and consists primarily of a base salary that is determined based on a peer group which, since being approved by the AGM in 2008, is defined as a group consisting of the lowest seven companies of the AEX index and the top eight companies of the AMX index. For 2009, the adjustment of the base salary is limited to 2%, including an adjustment for inflation. A bonus is awarded to the members of the Executive Board based on the attainment of measurable financial, operational and strategic performance targets. The financial targets have a weighting of 75% of the overall bonus and the operational and strategic targets have a weighting of 12½% each of the bonus. The financial performance targets are signed off by the external auditor. The non-financial targets are measured against measurable targets agreed each year with the Executive Board.
The maximum bonus level is currently 90% of the base salary for the CEO and 75% of the base salary for the CFO and the COO. The bonus approved by the Supervisory Board for 2008, following a proposal made by the Remuneration Committee, was for a bonus payment to be made of 73% of the base salary to the CEO and 61% of the base salary to the CFO and the COO. In addition to the base salary and the bonus, there is also a long-term incentive in the form of performance shares. Each year, performance shares are granted which become unconditional after three years depending on the total shareholders return that is achieved ("vesting"). Vesting only takes place if the Company achieves the median position of the peer group. If this is the case, 50% of the performance shares granted three years earlier are vested. If the Company outperforms the median then the number of shares to be vested increases to a maximum of 150% in the event that the Company achieves the number one position within the peer group. If the Company outperforms all the companies listed on the AEX, the AMX and the Small Cap then 150% of the total number of shares awarded three years earlier is granted unconditionally to the members of the Executive Board. This is then followed by a lockup for a period of two years after vesting during which the shares may not be sold, save for an allowance to sell shares in order to satisfy taxes due at the moment of vesting.

The economic value of these shares at the moment of granting represents 90% of the base salary of the CEO and 75% of the base salary of the CFO and the COO. In 2008, 21,000 performance shares were awarded to the CEO and 14,500 to the CFO and the COO. In 2009, 32,000 performance shares were awarded to the CEO and 22,000 to the CFO and the COO. Mr **J.M. de Jong** remarked that this reflected the far lower share price in 2009 compared with 2008. Finally, Mr **J.M. de Jong** informed the meeting that the remuneration of the members of the Executive Board also included health insurance, a company car and fixed compensation for expenses of EUR 3,741 per year.

The Chairman thanked Mr **J.M. de Jong** and asked whether any shareholders wished to take the floor.

Mr **Heinemann** took the floor and said that he would like to ask a question about the 'Stichting Continuïteit Nutreco' and the withdrawal of the put option. He said that he did not understand how the scheme relating to the put option worked. He was of the opinion that a mechanism to protect the Company against hostile takeovers was an especially useful instrument. He referred to ABN AMRO, where a 1% stake had had catastrophic consequences that had led to the ruin of ABN and remarked that he was a strong supporter of anti-takeover measures.

The Chairman commented that the Company was in favour of anti-takeover measures and had chosen to retain them. He explained that the 'Stichting Continuïteit Nutreco' (the "Foundation") had an independent board that had to judge whether it was necessary to exercise the call option. He said that a put option also existed that could be exercised by the Executive Board. If the Executive Board informed the board of the Foundation that the put option had been exercised then no separate resolution of the board of the Foundation was required for the exercise of the put option. **The Chairman** said that the put option had been abandoned and the call option had been retained, with it being the case that the Foundation could only exercise the call option in the event of an acquisition, gradual or otherwise, or of an offer made for the shares in the Company if the Executive Board and the Supervisory Board did not support such an acquisition or offer. **The Chairman** asked Mr **B. Verwilghen** whether there was anything else that needed to be added to this.

Mr **B. Verwilghen** said that there was nothing further to add, unless the shareholders had any further questions on the matter.

The Chairman gave the floor to Mr **Dekker (VEB)**.

Mr **Dekker (VEB)** said that it was worthwhile repeating that the VEB's position with respect to anti-takeover measures had not changed. In addition, he stated that the departure of Mr **J.B. Steinemann** did not represent a win-win situation. He remarked that with the departure of Mr **J.B. Steinemann,** the Company had lost a competent senior executive and that Mr **J.B. Steinemann** had chosen a better future. He assumed that the departure of Mr **J.B. Steinemann** had not cost the Company any money, or very little money, and he asked **the Chairman** whether he could give any further details in this regard.

The Chairman said that he would address the issue of Mr **J.B. Steinemann's** departure later on in the meeting. With regard to anti-takeover measures, he commented that the VEB rejected anti-takeover measures as they were believed not to be in the interests of the shareholders. He said that a mechanism to protect a company against hostile takeovers allowed the company to buy time in order to get the best deal, also for shareholders. **The Chairman** commented that consideration was given not just to the interests of shareholders, but also, in the context of the company's long-term vision, to the interests of all stakeholders. He referred to the committee reports which showed that anti-takeover measures were regaining popularity and importance.

Mr **Dekker (VEB)** said that there was nothing wrong with giving the Executive Board more time. He stressed, however, that two years was quite a long time for withdrawing preference shares.

The Chairman said that two years was the maximum permissible statutory term and that it was possible that this maximum term might not be needed.

Mr **Dekker (VEB)** said that he believed it was acceptable if a separate maximum term were to be agreed for each separate case. He wanted to stress that the VEB was not in favour of a short-term strategy, but that it did wish to have the scope to expose mismanagement in the short-term.

The Chairman commented that mismanagement would not be accepted by the Supervisory Board. He went on to inform the meeting that under the terms of his employment contract, Mr **J.B. Steinemann** was entitled to payment of one year's fixed salary and one year's variable salary. One month after standing down, Mr **J.B. Steinemann** had found a new job.

The Chairman asked whether there were any further questions in relation to Corporate Governance and gave the floor to Mr **Stevense**.

Mr **Stevense** said that it was not necessary to stick to the maximum statutory term of two years. He said that a term of six months could also be adhered to.

The Chairman admitted that Mr **Stevense** was correct in his observation. **The Chairman** commented that the maximum permissible statutory term need not be used. In most cases a period of one year would be necessary. He said that it was not for nothing that the statutory scope had been set at two years and that the length of this period was the result of careful consideration. He said that there was no intention of actually having to use this period of two years, but that it was good to know that such a period was available if needed.

The Chairman concluded that there were no further questions in relation to this agenda item and said that he now wished to proceed to item 6 on the agenda.

6. Discharge

6.1 Discharge of the Executive Board for the conduct of the business

The Chairman announced that, in accordance with the Articles of Association, the meeting was being asked to endorse the policy conducted in 2008 by the Executive Board. Since there were no questions from shareholders concerning this item, **the Chairman** asked the shareholders to move to a vote using their voting pads. **The Chairman** observed that the meeting had endorsed the policy conducted in 2008 by the Executive Board by 12,023,231 votes in favour, 49,857 votes against and 24,219 abstentions, and therefore concluded that the meeting discharged the Executive Board from liability and thanked the meeting for the trust it had placed in the Executive Board.

6.2 Discharge of the Supervisory Board for its supervisory duties

The Chairman announced that, in accordance with the Articles of Association, the meeting was being asked to endorse the supervision exercised by the Supervisory Board in 2008. Since there were no questions from shareholders concerning this item, **the Chairman** asked the shareholders to move to a vote using their voting pads. **The Chairman** observed that the meeting had endorsed the supervision exercised in the 2008 financial year by the Supervisory Board by 12,018,432 votes in favour, 49,942 votes against and 28,812 abstentions and warmly thanked the meeting for the trust it had placed in the Supervisory Board.

7. Appointment of KPMG Accountants N.V. as external auditor

The Chairman stated that, on the recommendation of the Audit Committee, it was proposed to appoint KPMG Accountants N.V. as external auditor of the Company for a term expiring at the close of the 2010 financial year. **The Chairman** explained that approval is usually requested for the current financial year. There were complications associated with this, however, in the event no approval were to be given in the current financial year. For this reason, the Company was now requesting approval for the 2010 financial year. KPMG Accountants N.V. would be represented on this assignment by Mr **R. Kreukniet** as the responsible partner until the close of the 2009 financial year, after which another senior partner of KPMG would assume this responsibility. The reason for this change was that the responsible partner within KPMG Accountants N.V. rotated every seven years.

The Chairman asked whether there were any questions about the appointment of KPMG Accountants N.V. as the external auditor of the Company. **The Chairman** observed that there were no questions and asked the shareholders to proceed to voting. Following the vote, **the Chairman** concluded that the meeting had approved the appointment of KPMG Accountants N.V. as external auditor of the Company for a period expiring at the close of the 2010 financial year by 12,135,596 votes in favour, 938 votes against and 377 abstentions.

8. Authorisation to issue ordinary shares and to restrict or exclude pre-emption rights

8.1 Proposal to authorise the Executive Board – subject to the approval of the Supervisory Board – to issue ordinary shares and to grant rights to subscribe for ordinary shares as provided for in Article 8 of the Company's Articles of Association for a period of 18 months

The Chairman stated that, in accordance with Article 8 of the Company's Articles of Association, the meeting was being requested to grant authorisation to the Executive Board, subject to the approval of the Supervisory Board, to adopt resolutions to issue ordinary shares and to grant rights to subscribe for ordinary shares. The authorisation would be restricted to 10% of the ordinary shares issued at the time such authorisation was granted, which percentage could be increased to 20% in the event of a merger or acquisition. This authorisation was a.o. being requested in order to enable the Executive Board to respond in a timely and flexible manner with regard to the Company's financing. In accordance with current practice based on the Dutch Corporate Governance Code, the term of the authorisation being requested would be 18 months commencing after approval of the proposed resolution.

As there were no questions, **the Chairman** asked the shareholders to proceed to voting. Following the vote, **the Chairman** concluded that the meeting had approved the proposal to authorise the Executive Board to issue ordinary shares and to grant rights to subscribe for ordinary shares subject to a restriction of 10% of the outstanding capital, rising to 20% in the event of a merger or acquisition, for a period of 18 months by 11,977,059 votes in favour, 164,083 votes against and 968 abstentions.

8.2 Proposal to designate the Executive Board as the corporate body authorised – subject to the approval of the Supervisory Board – to restrict or to exclude the pre-emption right as provided for in Article 9 of the Company's Articles of Association for a period of 18 months

The Chairman stated that, in accordance with Article 9 of the Company's Articles of Association, the meeting was being requested to designate the Executive Board as the authorised body – subject to the approval of the Supervisory Board – to restrict or exclude the preferential subscription right upon the issue or granting of shares in accordance with Section 96 of Book 2 of the Dutch Civil Code. In accordance with the proposal under 8.1, such designation would be restricted to a period of 18 months. **The Chairman** remarked that for this proposal to be adopted, a majority of at least two-thirds of the votes cast was required since less than 50% of the issued share capital was represented at the meeting.

As there were no questions, **the Chairman** asked the shareholders to proceed to voting. Following the vote, **the Chairman** concluded that the meeting had approved the proposal to designate the Executive Board as the corporate body authorised, for a period of 18 months, to restrict or exclude the pre-emption right by 11,677,784 votes in favour, 417,795 votes against and 45,953 abstentions.

9. Authorisation to buy-back own ordinary shares and Cumulative Preference A shares and proposal to cancel Cumulative Preference A shares

9.1 Authorisation of the Executive Board – subject to the approval of the Supervisory Board – to buy-back the Company's own ordinary shares and Cumulative Preference A shares as specified in Article 10 of the Company's Articles of Association for a period of 18 months

The Chairman explained that, in accordance with Article 10 of the Company's Articles of Association, the meeting was being requested to grant the Executive Board authorisation, subject to approval from the Supervisory Board and without prejudice to the provisions in Section 98 of Book 2 of the Dutch Civil Code, to acquire ordinary shares and Cumulative Preference A shares representing a maximum of 10% of the issued share capital of the Company.

As regards the ordinary shares, authorisation was being requested to acquire the ordinary shares for a price, per ordinary share, between the nominal value of the ordinary shares and 110% of the average price of the ordinary shares on the stock exchange operated by Euronext Amsterdam N.V. during the five days of trading preceding the acquisition. This authorisation to buy-back own shares, subject to the approval of the Supervisory Board, would give the Executive Board the flexibility to meet the obligations concerning share-related remuneration schemes or otherwise. As regards the Cumulative Preference A shares, authorisation was being requested to acquire Cumulative Preference A shares for a price, per Cumulative Preference A share, between the nominal value of the Cumulative Preference A shares and the net asset value, increased by the discounted value of the return still payable in accordance with Article 29.1 of the Company's Articles of Association until 30 December 2010, inclusive, and the costs incurred in connection with the acquisition. The term of the authorisation being requested is 18 months commencing after approval of the proposed resolution.

As there were no questions, **the Chairman** asked the shareholders to proceed to voting. Following the vote, **the Chairman** concluded that the meeting had approved the proposal to authorise the Executive Board, subject to the approval of the Supervisory Board, to buy-back the Company's own ordinary shares and Cumulative Preference A shares for a period of 18 months by 11,955,502 votes in favour, 185,070 votes against and 1,204 abstentions.

9.2 Proposal to cancel Cumulative Preference A shares

The Chairman explained that, if and to the extent that Cumulative Preference A shares had been acquired pursuant to a resolution which had been passed in accordance with agenda item 9.1, the meeting was being requested to grant approval for the cancellation of the Cumulative Preference A shares which had thus been purchased in accordance with the law and Article 11 of the Company's Articles of Association, and hence for a reduction of the issued share capital of the Company. In accordance with the provisions in Article 11 of the Company's Articles of Association, the meeting of holders of Cumulative Preference A shares had been requested to grant its approval, prior to the 2009 AGM, for the proposal to cancel those Cumulative Preference A shares. This meeting of holders of Cumulative Preference A shares had been held on 14 April 2009, and had approved this proposal. **The Chairman** stated that the cancellation of those Cumulative Preference A shares would become effective once the resolution to cancel had been filed at the office of the Trade Register and two months had elapsed since the publication of the cancellation resolution in a national daily newspaper and provided that the creditors had not lodged any objection to such resolution within the aforementioned period.

The Chairman announced that this proposal required a majority of at least two-thirds of the votes cast if less than 50% of the Company's issued share capital was represented at the meeting.
The Chairman stated that less than 50% of the Company's issued share capital was represented and that a majority of two-thirds of the votes cast was required.

The Chairman concluded that there were no questions and asked the shareholders to proceed to voting. **The Chairman** concluded that the meeting had approved the proposal to cancel Cumulative Preference A shares, to the extent that Cumulative Preference A shares had been acquired, by 11,831,721 votes in favour, 173,812 votes against and 132,218 abstentions.

10. Composition of the Supervisory Board

10.1 The end-of-term resignation of Mr J.A.J. Vink as a member of the Supervisory Board and his re-appointment

The Chairman informed the meeting that Mr **J.A.J. Vink**, a member of the Supervisory Board, had been appointed as a member of the Supervisory Board of the Company for the first time at the AGM held on 19 May 2005. His mandate expired at this AGM. **The Chairman** pointed out that the personal details of Mr **J.A.J. Vink** were set out in the explanatory notes to this agenda item. Mr **J.A.J. Vink** had informed the Supervisory Board that he was eligible for re-appointment and the Supervisory Board had resolved to make a non-binding recommendation to the AGM, in accordance with Article 14.5 of the Articles of Association of the Company, that Mr **J.A.J. Vink** be re-appointed as a member of the Supervisory Board of the Company for a further term of four years, expiring at the AGM in 2013.
The Chairman told the meeting that the Supervisory Board considered it extremely important that it be able to continue to rely on Mr **J.A.J. Vink's** considerable experience as a member of the Supervisory Board and the Audit Committee of the Company into the future. The Executive Board fully supported the nomination of Mr **J.A.J. Vink** as a member of the Supervisory Board of the Company and as a member of the Audit Committee.

The Chairman asked whether there were any questions in relation to this item on the agenda and gave the floor to Mr **Koster**.

Mr **Koster** said that the shareholders of the Company held Mr **J.A.J. Vink** in high esteem. He has considerable knowledge of the business thanks to the positions he has occupied at many companies. Mr **Koster** said that it was evident from Mr **J.A.J. Vink's** curriculum vitae that he is also a member of the supervisory board of Cargill, a competitor and supplier of Nutreco.

He stated that Mr **J.A.J. Vink** was wearing two hats, which can sometimes be an advantage and sometimes a disadvantage. He said that a possible advantage could be that Mr **J.A.J. Vink** might act as a bridge builder in the event of a possible merger with or takeover by Cargill.

The Chairman thanked Mr **Koster** and remarked that Cargill could indeed be viewed as a competitor, or half partner half competitor. He stated that Cargill was a supplier. He additionally remarked that no conflict of interest had arisen to date. He went on to say that it was an advantage to have a member of the Supervisory Board of the Company who understood the business so well. **The Chairman** then gave the floor to Mr **J.A.J. Vink**.

Mr **J.A.J. Vink** informed the meeting that he is a member of the supervisory board of Cargill B.V. in the Netherlands, which company had very little overlap with the activities of Nutreco. He stated that, as a member of the supervisory board of Cargill B.V., he was only involved in that company's Dutch activities, which chiefly concerned the commercial operations in relation to cacao. In addition, the activities also involved the commercial operations in relation to raw materials of which Nutreco is a buyer. He said that in that case it was only appropriate to talk of a supplier relationship and not a competitive situation in the Netherlands.

The Chairman said that the Company was not troubled or disadvantaged by Mr **J.A.J. Vink's** membership of the supervisory board of Cargill B.V.

The Chairman observed that there were no further questions and asked the shareholders to proceed to voting. **The Chairman** concluded that the meeting had approved the re-appointment of Mr **J.A.J. Vink** by 12,054,057 votes in favour, 1,215 votes against and 87,763 abstentions.

10.2 The end-of-term resignation of Mr L.J.A.M Ligthart as the vice-chairman and member of the Supervisory Board

The Chairman announced that Mr **L.J.A.M. Ligthart**, vice-chairman of the Supervisory Board, was stepping down from the Supervisory Board at this AGM after having been a member of the Supervisory Board for the maximum term of 12 years, the last five of which as vice-chairman of the Supervisory Board. Mr **L.J.A.M. Ligthart** had also been chairman of the Audit Committee since its formation in 2002.

The Chairman remarked that Mr **L.J.A.M. Ligthart** had shown great commitment to and feeling for the Company and its people. Mr **L.J.A.M. Ligthart** would be succeeded as vice-chairman of the Supervisory Board by Mr **J.M. de Jong**, who is a member of the Supervisory Board and chairman of the Remuneration Committee.

On behalf also of the entire Supervisory Board, **the Chairman** thanked Mr **L.J.A.M Ligthart** for the important contribution he had made to the functioning of the Supervisory Board and for his leadership of the Audit Committee in the role of chairman. The Chairman presented three bottles of wine to Mr **L.J.A.M Ligthart** as a token of thanks for his service to the Company and asked the shareholders present to give him a round of applause.

Mr **L.J.A.M. Ligthart** commented that he had spent twelve fascinating years as a member of the Supervisory Board of the Company. He said that Nutreco had experienced many changes over a lengthy and dynamic period of time, that it had established a series of excellent positions and that it had a good strategy and loyal shareholders. He said that he had always looked forward to the meetings.

10.3 The appointment of Mr R.J. Frohn as a member of the Supervisory Board

The Chairman announced that the Supervisory Board had resolved, in accordance with Article 14.5 of the Articles of Association, to make a non-binding recommendation that Mr **R.J. Frohn** be appointed as a member of the Supervisory Board of the Company for a term of four years, expiring at the AGM in 2013. If this meeting appointed Mr **R.J. Frohn** as a member of the Supervisory Board of the Company, Mr **R.J. Frohn** would also be appointed by the Supervisory Board as chairman of the Audit Committee. Mr **R.J. Frohn** has considerable experience as a member of the board of management of AkzoNobel, both in a financial position and in a business management position and the Supervisory Board was of the opinion that Mr **R.J. Frohn** would be an excellent addition to the current members of the Supervisory Board following the departure of Mr **L.J.A.M. Ligthart**. This nomination had the full support of the Executive Board. **The Chairman** pointed out that the personal details of Mr **R.J. Frohn** were set out in the explanatory notes to this agenda item.

As there were no questions, **the Chairman** asked the shareholders to proceed to voting. Following the vote, **the Chairman** concluded that the meeting had approved the proposal to appoint Mr **R.J. Frohn** as a member of the Supervisory Board by 12,045,479 votes in favour, 690 votes against and 96,638 abstentions.

10.4 The appointment of Mr A. Puri as a member of the Supervisory Board

The Chairman announced that the Supervisory Board had resolved, in accordance with Article 14.5 of the Articles of Association, to make a non-binding recommendation that Mr **A. Puri** be appointed as a member of the Supervisory Board of the Company for a term of four years, expiring at the AGM in 2013.

Thanks to his membership of the board of management of Numico, until its takeover in 2007 by Danone, Mr **A. Puri** has experience specifically in the field of R&D and product integrity, safety and quality, and the Supervisory Board was of the opinion that Mr **A. Puri's** experience in this regard would be especially valuable to the Supervisory Board. This nomination also had the full support of the Executive Board. Mr **A. Puri** would also become a member of one of the committees of the Supervisory Board. **The Chairman** pointed out that the personal details of Mr **A. Puri** were set out in the explanatory notes to this agenda item.

The Chairman asked whether there were any shareholders who wished to be given the floor.

Mr **Koster** took the floor and said that he did not doubt Mr **Puri's** competence, but that currently the members of the Executive Board and the Supervisory Board, with the exception of one of them, all spoke Dutch. He said that the appointment of Mr **A. Puri** as a member of the Supervisory Board of the Company would mean that business would have to be conducted in English.

The Chairman stated that all communication with Mr **Y. Barbieux** was already conducted in English.

Mr **Koster** said that the use of English could lead to confusion in communication. He also stated nonetheless that the appointment of a member of the Supervisory Board who originated from overseas would represent an enrichment. He commented that ideally he would have preferred to see a woman sitting at the board table. Mr **Koster** said that he would also like to thank Mr **L.J.A.M. Ligthart** for his contribution to the Company and would like to congratulate the new members on their appointment to the Supervisory Board of the Company.

The Chairman thanked Mr **Koster** and said that others shared his wish to see a woman appointed as a member of the Supervisory Board. He said that when appointing a new member of the Supervisory Board the choice always fell on a candidate who offered knowledge and expertise, but that the pool of suitable male candidates was greater than the pool of suitable female candidates. The Company placed great priority on diversity and the appointment of a member of the Supervisory Board from overseas would show the Company's present commitment to diversity. He went on to say that the appointment of a member of the Supervisory Board originating from another continent also represented an enrichment for the Company. Finally, he stated that diversity in terms of age also represented an enrichment and referred in this regard to Mr **R.J. Frohn**.

As there were no questions, **the Chairman** asked the shareholders to proceed to voting. Following the vote, **the Chairman** concluded that the meeting had approved the proposal to appoint Mr **A. Puri** as a member of the Supervisory Board by 12,140,830 votes in favour, 1,390 votes against and 225 abstentions.

11. Composition of the Executive Board – resignation of Mr J.B. Steinemann as a member of the Executive Board and Chief Operating Officer of the Company

The Chairman informed the meeting that, as had been announced in the press release of 23 March 2009, Mr **J.B. Steinemann** would be resigning from the Executive Board and as COO as per 30 June 2009. He had meanwhile been appointed as CEO of Swiss chocolate maker Barry Callebaut. The Supervisory Board wished to thank Mr **J.B. Steinemann** for his contribution to the Company since his appointment in November 2001. Mr **J.B. Steinemann's** responsibilities would be shared between the other members of the Executive Board. Work was currently ongoing on creating a new senior management structure for the Company, and an announcement on the new senior management structure of the Company would be made in the not too distant future. This structure would be submitted to an Extraordinary General Meeting of Shareholders.

The Chairman proposed proceeding to the final item on the agenda.

12. Communications and questions

The Chairman reminded the meeting that those entitled to attend it could obtain a card at the information desk which could be used to indicate whether they wished to receive, among other things, the minutes of this meeting. **The Chairman** invited the meeting to fill in this card and hand it in at the information desk or send it to the Company.

The Chairman inquired whether any shareholders still wished to take the floor.

Mr **Heinemann** took the floor and said that he was in favour of the AGM being held at a later date in 2010. He said that there were several arguments to back up his view. Firstly, he said that it was currently rush hour as regards meetings and their related activities. He said that the previous year he had had shares in six different companies, all of which had decided to hold their AGM on the same day. Secondly, the subsequent review of the first quarter was very important in accountancy circles.

He said that the economy had probably now reached a turning point. Thirdly, all the items to be discussed at the AGM were already known. All comments by analysts had already been published, and the meeting actually concerned a formal discharge of the Executive Board and the Supervisory Board, plus a formal confirmation of the dividend to be paid out as well as compliance with a number of statutory requirements.

The Chairman thanked Mr **Heinemann.** He could understand the request also to discuss the information that related to the first quarter of the year in which the AGM was held together with the results of the year under review.
He went on to say that the 2010 AGM was scheduled to be held on 10 April and that the figures for the first quarter would not be available by that date. He also said that if the figures for the first quarter of 2010 were to be discussed during the 2010 AGM, questions would then be asked about the figures for the second quarter. **The Chairman** said that this was an important point and that consideration would be given to it in due course.

Mr **Stevense** remarked that he did not agree with Mr **Heinemann.** He said that he had been arguing for many years in favour of holding shareholders' meetings at an earlier date. He said that the figures for the first quarter should be published sooner and he stated that he had also been given to understand that Nutreco also intended to make this its aim. He commented further that efforts should be made to hold AGMs on Mondays and Fridays also.

The Chairman said that a spread could probably be achieved by also holding the AGMs on Mondays and Fridays.

Mr **Stevense** said that the year could not be closed until the AGM had been held. Once the AGM had been held the year could be closed and the Company could continue with the present year.

The Chairman said that consideration would be given to this point.

Mr **Schout** wondered what the earliest possible date could be for holding an AGM. He said that if the AGM were held at a later date, this might result in a pile-up of AGMs. He wondered whether Nutreco could hold its AGM at the end of February or the beginning of March.

The Chairman said that the first AGMs were held at the end of March. If the AGM were to be held earlier then it is less likely that figures relating to the first quarter would be available by then. He repeated that consideration would be given to this point.

Mr **Schout** said that considerable energy savings were being made. He would have preferred the lighting to have been brighter at this meeting. He wondered whether this could be taken into account at the next AGM.

The Chairman said that a request would be made to this effect and that the curtains would be opened in future.

Mr **Heinemann** said that he did not see the usefulness of bringing forward the date of the AGM. He said that he knew how difficult it was to construct an annual report from the tidal wave of figures that washed over a company. He said that an AGM was a celebration of the conclusion of the year and an enjoyable get-together, but that in principle everything had already been decided.

The Chairman said that the usefulness of bringing forward the date of the AGM lay in the fact that the preceding year could be concluded and that the employees could proceed with the business of the current year.

Mr **Janssen** wondered what 'Future' meant in the slogan 'Feeding the Future' and wondered whether the slogan shouldn't be 'Feeding in the Future'.

The Chairman said that a deeper significance lay behind this slogan, which Mr **W. Dekker** would explain.

Mr **W. Dekker** said that 'Feeding the Future' expressed the considerable challenge facing Nutreco: feeding nine billion people with a Western lifestyle. 'Feeding the Future' fitted in well with the ambitions, the strategic direction and the challenges facing Nutreco.

The Chairman concluded that there were no further questions and thanked all those present for attending and for their interest in this Annual General Meeting of Shareholders of Nutreco Holding N.V. **The Chairman** informed everyone that light snacks and beverages were now available. A small gift would be offered in exchange for the card that everyone had received upon entry.

13. Closing

The Chairman closed the meeting at 5.30 p.m.

R. Zwartendijk	B. Verwilghen
Chairman	Company Secretary

nutreco

Annual General Meeting of Shareholders

Amsterdam, 21 April 2009

feeding the future

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
21 April 2009

1. Opening

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
21 April 2009

2. Report of the Supervisory Board, of the Audit Committee and of the Remuneration Committee for the financial year 2008

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
21 April 2009

3. Report of the Executive Board for the financial year 2008

nutreco

Content

- 2008 full year financial results
- Global market developments
- Strategy
- Strategic agenda



feeding the future

nutreco

Solid performance in a volatile year

- Revenue up 22.9% to EUR 4.9 billion driven by higher raw material prices and the contribution of acquisitions
- Operating result (EBITA) up 14.7% to EUR 182 million with strong results in premix and feed specialities
- Spread of activities and strategic positioning provides stability in challenging times
- Doubling of 2006 EBITA to EUR 230 million expected to be met in 2010 - 2012
- Profit after tax from continuing operations decreased by 6.6% due to higher financing costs and tax rate
- Sound balance sheet and healthy capital structure to support future growth
- Dividend EUR 1.43; pay out ratio 45%

nutreco


Revenue development 2008
EUR mio
Acquisitions +13%
510
-81
Currency -2%
Organic growth +12%
607
-114
Volume - 3%
Price +15%
4,021
4,943
FY
2007
FY
2008
nutreco

Operating result (EBITA) by activity

EUR million	2008	2007	Delta
Premix and speciality feed	84.1	38.7	117.3%
Compound feed Europe	29.4	37.9	-22.4%
Animal nutrition Canada	20.9	9.2	127.2%
Animal nutrition	134.4	85.8	56.6%
Fish feed	67.7	71.0	-4.6%
Meat and other	-0.4	22.3	-101.8%
Corporate	-19.6	-20.3	-3.4%
Operating result before exceptional items	182.1	158.8	14.7%
Restructuring	-9.4	-11.1	
Negative goodwill	10.2	5.6	
Other	-	1.9	
Total exceptional items	0.8	-3.6	-1.2
Total operating result cont. operations	182.9	155.2	17.8%

nutreco

Net result and EPS

EUR million	2008	2007	Delta
EBITDA	233.5	197.1	18.5%
Depreciation	50.6	41.9	20.8%
EBITA	182.9	155.2	17.8%
Amortization	10.8	6.2	
EBIT from continuing operations	172.1	149.0	15.5%
Net financing costs/income	-31.2	-10.1	208.9%
Share in results of associates	2.1	0.8	
Income tax expense	-37.2	-26.4	
Profit for the period continuing operations	105.8	113.3	-6.6%
Discontinued operations	11.1	7.4	
EPS continuing operations	3.02	3.24	-6.8%
EPS total Nutreco	3.34	3.46	-3.5%
Numbers of shares outstanding (average)	34,365	34,317	

nutreco

Balance sheet

Assets (EUR mio)	31.12.08	31.12.07
Fixed assets	479	429
Intangible assets	286	319
Other non-current assets	77	95
Inventories	384	342
Trade receivables	706	585
Other current assets	12	15
Cash and cash equivalents	228	208
Total	2,172	1,993

Equity & liabilities (EUR mio)	31.12.08	31.12.07
Equity	666	651
Interest bearing debt	595	498
Provisions	12	35
Trade payables	836	750
Other liabilities	63	59
Total	2,172	1,993

	31.12.08	31.12.07
Net working capital	254	177
Net debt	-367	-290

nutreco

US Private Placement

- USD 150 mio
- 5, 7 and 10 year tranches
- 6 investors (3 new)
- Coupon 7.2 – 8.2%
- Successful closing at 8 April
- Nutreco will use the notes to repay the maturing USD 46 mio tranche in May 2009
- Existing bank debt will be refinanced by long-term debt
- No pressure for the syndicated loan facility renegotiations next year

nutreco

Nutreco dividend 2008

- Nutreco policy is to pay out a dividend in the range of 35-45% of the total result attributable to holders of ordinary shares excluding impairment and the book result on disposed activities
- 2008 dividend of EUR 1.43 (2007: 1.64) is maximum payout percentage of 45%
- In August Nutreco distributed already an interim dividend of EUR 0.40 (2007: 0.35)
- Final dividend of EUR 1.03 can be received in cash or in ordinary shares
- Ratio between the value of stock dividend and cash dividend will be based on average weighted price during last 3 days of option period (6, 7 and 8 May 2009)
- Dividend will be made payable to shareholders on 14 May 2009

nutreco

Content

- 2008 full year financial results
- Global market developments
- Strategy
- Strategic agenda



feeding the future

nutreco

2008 a challenging year

First half 2008: Global food crisis

- Increased demand for raw materials
- Sharp increase in commodity prices
- Significantly higher vitamin prices
- Higher feed costs pressured farm margins

TIME
The silent tsunami

Second half 2008: Global financial crisis

- Record high harvest quantities of commodities
- Sharp decline in raw material prices
- Pressure on liquidity in value chain
- Shift in consumption of food products



The New Hard Times
WALL
REET

nutreco

Global feed volume development

Global animal feed production development


1.7%
2.0%
2.9%
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008E

Global salmonid feed volume development


10%
11%
-1%
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008F

- Growth of animal feed production of 2.9% in 2008 vs 2007
- Global output of animal nutrition has grown nearly 18% in the last 10 years
- World feed volumes have grown to over 700 million MT in 2008
- Salmonid feed volumes approximately 2.5 million MT
- Salmonid feed volumes impacted by downscaling fish farming activities in Chile due to ISA virus
- Average annual growth salmonid feed 1999 - 2008: >7%

nutreco

Source: Feed International, Kontali

High volatility in raw material prices

Soy and wheat price development

Fish oil and meal price development

Vitamin price development

Poultry meat prices and production cost in Spain

nutreco

Source: FAO, Crystal Ocean, TNI GPG, MAYPA Spain, Company data

Content

- 2008 full year financial results
- Global market developments
- Strategy
- Strategic agenda



feeding the future

nutreco

The leading animal nutrition and fish feed company

Our Vision

- In a world with limited natural resources and a growing population, Nutreco plays a leading role in developing and supplying the most efficient and sustainable feed solutions.

Our Mission

- Nutreco is a global leader in animal nutrition. We deliver high-quality and sustainable feed solutions and add value to our customer's business by developing and supplying innovative products and concepts that support the best performance of farmed animals and fish.

feeding the future

nutreco

Nutreco: a global player in animal nutrition and fish feed

Global animal feed market is fragmented

- Top 10 suppliers have a 13% worldwide market share

Leading local positions in compound feed industry

- Market shares Nutreco: Canada 23%, The Netherlands 14%, Spain 10%

Premix and feed specialities industry is more consolidated

- 4 global players, with a joint global market share of about 50%
- Nutreco's Trouw Nutrition has a global number 2 position in premix with a 12% market share

Global salmon feed industry is concentrated: top 3 >90%

- Nutreco's Skretting is the number 1 salmon feed producer with about 35% market share
- Leading position in fish feed for other species in developed markets

Nutreco ranks the top 3 of the global animal nutrition industry in revenues


HENDRIX UTD

NANTA

Trouw Nutrition


SADA



nutreco

An attractive position in the value chain...

Plant growers/co-products

- Scarce raw materials
- High price volatility
- Climate change
- Low stocks
- Government policies
- Bio-energy

Animal nutrition/fish feed


nutreco





- Nutritional know-how
- Global presence
- Feed-to-Food safety
- Quality assurance
- Leading and responsible
- Innovation and technology



Protein producers/processors

- Global growth of food demand
- 850 mio people undernourished
- >1 billion people overweight
- 'Slow food' vs 'Laboratory food'
- Higher food prices

nutreco

...with a strong response to global developments and customer needs

Global developments

- Government policies
- Raw material volatility
- Scarce raw materials
- Ecological awareness
- Population growth
- Increasing health awareness
- Socio-demographic change
- Climate change

Farmer and animal needs

- Feed safety and sustainability
- Yield and profit improvement
- Animal health
- Animal welfare

nutreco

- Multi species full range feeding programs
- Single ingredient feed supplements
- Nutritional knowledge and technology
- Raw material substitution know-how
- Feed-to-Food safety and CSR
- Global sourcing

nutreco



Creating value by active portfolio management
Meat & fish producers and processors
Population growth from 6.6 to 9.2 billion in 2025: demand increase for food, fish and meat in particular → Increasing animal feed and fish feed demand
Animal nutrition and fish feed
nutreco
at a critical junction
Plant growers and ingredient producers
Increasing scarcity and volatility of raw materials → Feed additives become more important
Meat & dairy processor
Farmers / animal producers
Complete feed producer
Formulator / producer premix and specialities
Feed additive distributor
Ingredient producer
2004 - 2007
Rebalancing for growth 'back to the core'
2007 - 2008
Leader in animal nutrition and 'one Nutreco' make the core stronger
2009 - 2012
Innovation and focus on feed additives
nutreco


Nutreco's portfolio will grow to higher margin products
Feed ingredients
Basic feed additives
e.g. vitamins
Feed additives
e.g. health additives
Macro minerals
e.g. sodium
Protein
e.g. soya
Energy
e.g. grain
Feed products
Margin
10%
6%
4%
3%
0.1-0.3%*
High concentrate premix
1-5%*
Premix/Farm minerals
5-10%*
Concentrate
100%*
Complete feed
1%
5%
10%
100%
Volume
* Inclusion rate: percentage of inclusion in final product
nutreco


A closer look at Nutreco's feed specialities portfolio
Feed specialities
Feed additives specialities
Hatchery and breeder feeds
Milk replacers, mineral supplements and transition feeds
Piglet feed and transition feeds
Starters including zooplankton diets and medicated feed
Nutritional feed additives
Digestive enhancers
Disease preventing
Flavours and pigments
nutreco

Content

- 2008 full year financial results
- Global market developments
- Strategy
- Strategic agenda



feeding the future

nutreco

Stability in challenging times

- Strategic choices in recent years have strengthened the business
- Nutreco well-positioned in the value chain
- Spread of activities provides stability
- Nutreco has a strong balance sheet and a healthy capital structure
- Nutreco is more cautious in the allocation and usage of the financial room resulting in a prudent approach in acquiring new companies
- The EBITA result of EUR 182 million in 2008 is a step forward to double 2006 EBITA
- Doubling of 2006 EBITA to EUR 230 million expected to be met by 2010 - 2012

nutreco


Doubling EBITA remains the target
• BASF premix (global)
• Nutreco Canada
• Interkim (Turkey)
• Marine Net (Japan)
• Silver Cup (US)
• Biofaktory (Czech)
• Copaga (Spain)
M&A
• Volume growth fish feed >5%
• Volume growth animal feed 2-3%
Organic Growth
Organic -3%
Acquisitions 21%
• Volume growth fish feed
• Volume growth animal feed
Organic 22%
Acquisitions 13%
230
183
155
115
FY 2006
FY 2007
FY 2008
FY 2010 - 2012
Note: Currency effects included in organic growth
nutreco

Agenda

- **Nutreco will continue to focus on growth in animal nutrition and fish feed**
- **In particular, in 2009 Nutreco will:**
  - Strengthen market positions in feed specialities and additives by organic growth and acquisitions
  - Strengthen R&D and new product pipeline through focus on innovation
  - Sharpen working capital management and reduce cost
  - Maintain a healthy capital structure to support future growth
- **Nutreco will start giving quarterly trading updates in 2009**
  Financial calendar:
  - 29 April: Q1 trading update
  - 30 July: Half-year results
  - 29 October: Q3 trading update

nutreco

nutreco

feeding the future

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
21 April 2009

3. Report of the Executive Board for the financial year 2008

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
21 April 2009

4. Annual Accounts 2008

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
21 April 2009

4.1 Adoption of the Annual Accounts

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
21 April 2009

4.2 Dividend proposal

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
21 April 2009

5. Corporate Governance: summary of the Corporate Governance policy

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
21 April 2009

6. Discharge

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
21 April 2009

6.1 Discharge of the Executive Board for the conduct of the business

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
21 April 2009

6.2 Discharge of the Supervisory Board for its supervisory duties

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
21 April 2009

7. Appointment of KPMG Accountants N.V. as external auditor

nutreco

8. Authorisation to issue ordinary shares and to restrict or to exclude the pre-emption rights

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
21 April 2009

8.1 Proposal to authorise the Executive Board – subject to the approval of the Supervisory Board – to issue ordinary shares and to grant rights to subscribe for ordinary shares as provided for in article 8 of the Company's Articles of Association for a period of 18 months

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
21 April 2009

8.2 Proposal to designate the Executive Board as the corporate body authorised – subject to the approval of the Supervisory Board – to restrict or to exclude pre-emption rights as provided for in article 9 of the Company's Articles of Association for a period of 18 months

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
21 April 2009

9. Authorisation to buy back own ordinary shares and Cumulative Preference A shares and proposal to cancel Cumulative Preference A shares

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
21 April 2009

9.1 Authorisation of the Executive Board – subject to the approval of the Supervisory Board – to buy back the Company's own ordinary shares and Cumulative Preference A shares as specified in article 10 of the Company's Articles of Association for a period of 18 months

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
21 April 2009

9.2 Proposal to cancel Cumulative Preference A shares

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
21 April 2009

10. Composition of the Supervisory Board

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
21 April 2009

10.1 The end-of-term resignation of Mr J.A.J. Vink as a member of the Supervisory Board and his re-appointment

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
21 April 2009

10.2 The end-of-final-term resignation of Mr L.J.A.M. Ligthart as the vice-chairman and member of the Supervisory Board

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
21 April 2009

10.3 The appointment of Mr R.J. Frohn as a member of the Supervisory Board

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
21 April 2009

10.4 The appointment of Mr A. Puri as a member of the Supervisory Board

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
21 April 2009

11. Composition of the Executive Board – resignation of Mr J.B. Steinemann as member of the Executive Board and Chief Operating Officer of the Company

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
21 April 2009

12. Communications and questions

nutreco

nutreco

Annual General Meeting of Shareholders

Amsterdam, 21 April 2009

feeding the future



Notulen van de Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V. d.d. 21 april 2009

De conceptnotulen van de Algemene Vergadering van Aandeelhouders d.d. 21 april 2009 zijn gepubliceerd op 15 juli 2009.
De notulen zijn goedgekeurd op 21 oktober 2009.

Notulen van het verhandelde in de te Amsterdam, in het NH Barbizon Palace Hotel, op 21 april 2009 gehouden jaarlijkse Algemene Vergadering van Aandeelhouders ("AVA") van de te Boxmeer gevestigde naamloze vennootschap: Nutreco Holding N.V. (de "Vennootschap")

1. Opening

De Voorzitter van de Raad van Commissarissen van de Vennootschap, de heer R. Zwartendijk, treedt op als Voorzitter van de vergadering en opent de jaarvergadering om 14.30 uur. Hij heet de aandeelhouders, de externe accountant KPMG Accountants N.V., vertegenwoordigd door de heren R. Kreukniet en R. Vale, vertegenwoordigers van de pers en tevens de genodigden en een delegatie van de Centrale Ondernemingsraad, die als toehoorders de vergadering bijwonen, van harte welkom.

De Voorzitter merkt op dat hij als voorzitter van de Raad van Commissarissen het genoegen heeft deze vergadering voor te zitten. **De Voorzitter** deelt mee dat bij hem aan tafel hebben plaatsgenomen de leden van de Raad van Bestuur, de leden van de Raad van Commissarissen en de Secretaris van de Vennootschap.

De Voorzitter wijst als secretaris van deze vergadering aan de heer **B. Verwilghen**, Secretaris van de Vennootschap. Tevens vermeldt **de Voorzitter** dat de notulering van deze vergadering wordt waargenomen door mevrouw mr **M.H. Legein**, notaris van het kantoor De Brauw Blackstone Westbroek N.V.

De **Voorzitter** vermeldt dat deze vergadering ten behoeve van de notulering op beeld- en geluidsband wordt opgenomen en voorts dat er simultaanvertaling naar het Engels is voor degenen die dit wensen. Conform het besluit van de Algemene Vergadering van Aandeelhouders die werd gehouden op 15 april 2008 heeft de Vennootschap het Engels als enige officiële taal voor externe communicatie aangenomen. **De Voorzitter** deelt mede dat dit betekent dat het volledige jaarverslag in het Engels is gepubliceerd. De voertaal op deze AVA zal het Nederlands zijn en ook de presentatiesheets zijn in de Nederlandse taal opgesteld. Hij deelt voorts mede dat een Nederlandse samenvatting van het jaarverslag is gepubliceerd. Deze samenvatting is bij de ingang van deze vergadering beschikbaar gesteld. De vergadering is ook via internet op de website van de Vennootschap te volgen. Vervolgens deelt **de Voorzitter** mede dat ook dit jaar met elektronische stemkastjes gewerkt zal worden voor die punten van de agenda waarover gestemd moet worden. Het functioneren van deze stemkastjes zal worden toegelicht voordat de eerste stemming plaatsvindt.

De Voorzitter constateert dat de uitnodiging en de agenda voor deze vergadering op 23 maart 2009 zijn gepubliceerd in Trouw en de Officiële Prijscourant en op 24 maart in Het Financieele Dagblad. De agenda, het jaarverslag met de jaarrekening 2008, en de toelichting op de agenda, zijn ter inzage gelegd en kosteloos verkrijgbaar gesteld bij het kantoor van de Vennootschap en het kantoor van ABN Amro Bank N.V., handelend onder de naam RBS, te Amsterdam en werden kosteloos toegestuurd aan aandeelhouders die om toezending vroegen. Tevens werden deze stukken beschikbaar gesteld via het internet op de website van de Vennootschap.

De Voorzitter merkt op dat van aandeelhouders met een belang van meer dan 1% van de Gewone Aandelen of van aandeelhouders die ten minste een waarde van 50 miljoen Euro in gewone aandelen vertegenwoordigen, geen verzoek tot agendering van bijkomende punten werd ontvangen.

De Voorzitter deelt mede dat, zoals de vorige jaren het geval was, de Raad van Bestuur ook nu heeft geopteerd voor de mogelijkheid tot het bepalen van een registratiedatum. Hierdoor werden aandeelhouders in de mogelijkheid gesteld deel te nemen aan de vergadering indien zij op 31 maart 2009 geregistreerd stonden als aandeelhouder, zonder dat daartoe hun aandelen tot na afloop van de vergadering dienden te worden geblokkeerd. Aanmelding voor het bijwonen van de vergadering was mogelijk tot uiterlijk 14 april 2009.

De Voorzitter meldt dat, conform de Nederlandse Corporate Governance Code, de notulen van de vorige AVA als concept binnen drie maanden na afloop van de AVA op de website werden geplaatst met de uitnodiging om binnen een periode van nogmaals drie maanden eventuele opmerkingen kenbaar te maken. Deze termijn is verstreken zonder dat opmerkingen werden ontvangen waarna, conform de statuten, de notulen werden vastgesteld. Tevens werden de vastgestelde notulen van de AVA op de website geplaatst. Een kopie hiervan werd toegestuurd aan de aandeelhouders die hierom hadden verzocht. Tevens liggen kopieën ter beschikking in de receptieruimte.

De Voorzitter constateert derhalve dat aan de wettelijke en statutaire bepalingen is voldaan en dat deze jaarvergadering bevoegd is rechtsgeldige besluiten te nemen terzake van alle in de agenda opgenomen voorstellen.

De Voorzitter deelt mede dat op de Registratiedatum het totale geplaatste aandelenkapitaal van de Vennootschap EUR 9.566.851,68 bedroeg, verdeeld in 34.868.682 gewone aandelen en 4.993.200 Cumulatief Preferente aandelen A. De geplaatste aandelen geven recht op het uitbrengen van 39.861.882 stemmen. **De Voorzitter** merkt op dat hij later tijdens de vergadering een overzicht van het aantal aandelen en stemrechten dat op de vergadering vertegenwoordigd is, zal mededelen.

Alvorens over te gaan tot behandeling van punt 2 van de Agenda, vraagt **de Voorzitter**, ten behoeve van het goede organisatorische verloop van de vergadering, aandacht voor de volgende punten:

(i) Er is gelegenheid tot het stellen van vragen na de toelichting bij elk agendapunt. Zoals vorige jaren worden aandeelhouders en organisaties die de belangen van effectenbezitters waarnemen, verzocht het aantal vragen per interventie te beperken tot drie om de overige aandeelhouders de gelegenheid te geven om vragen te stellen.
(ii) **De Voorzitter** verzoekt verder degenen die vragen wensen te stellen dit duidelijk kenbaar te maken en, nadat hen het woord is gegeven, gebruik te maken van een van de daarvoor opgestelde microfoons. Met name ten behoeve van de verslaggeving is het van belang dat hierbij duidelijk de naam en de woonplaats, en voor zover nodig de organisatie die wordt vertegenwoordigd, wordt vermeld.
(iii) Ten slotte verzoekt **de Voorzitter** een ieder om mobiele telefoons uit te schakelen.

De Voorzitter stelt voor om over te gaan tot behandeling van punt 2 van de agenda.

2. Bericht van de Raad van Commissarissen, van het Audit Committee en van het Remuneration Committee over het boekjaar 2008

De Voorzitter deelt mede dat, zoals weergegeven in het bericht van de Raad van Commissarissen op de pagina's 72 tot en met 74 van het jaarverslag, de Raad van Commissarissen in 2008 in een aantal formele, volgens rooster vastgelegde vergaderingen en in een telefoonconferentie en tevens naar aanleiding van regelmatig informeel overleg, toezicht heeft uitgeoefend over de ontwikkelingen binnen Nutreco Holding N.V. en de activiteiten en vennootschappen van de Nutreco Groep in 2008.

De Voorzitter merkt op dat de belangrijkste onderwerpen die in 2008 aan bod kwamen in de vergaderingen van de Raad van Commissarissen met de Raad van Bestuur en waarover de Raad van Commissarissen toezicht uitoefende waren: de integratie van de acquisities van 2007, de vennootschappelijke strategie voor de jaren 2009 tot 2012, een reflectie over de beschermingsstichting, een tweedaags bezoek aan Hendrix UTD en het R&D centrum in Boxmeer en voorts de reguliere punten en financiële zaken van de Vennootschap. **De Voorzitter** laat weten dat de Voorzitter van de Raad van Bestuur, de heer **W. Dekker**, nader op deze punten zal ingaan tijdens de toelichting op het verslag van de Raad van Bestuur.

De Voorzitter deelt mede dat de Raad van Commissarissen in zijn werkzaamheden wordt bijgestaan door het Audit Committee, samengesteld uit de heer **L.J.A.M. Ligthart** als voorzitter en de heer **J.A.J. Vink**, en door het Remuneration Committee, samengesteld uit de heer **J.M. de Jong** als voorzitter, de heer **Y. Barbieux** en de Voorzitter als leden. De gehele Raad van Commissarissen blijft verder als Selectie- en Benoemingscomité fungeren. In een deel van een vergadering van de Raad van Commissarissen eerder dit jaar werd ook tijd genomen voor een evaluatie van het eigen functioneren.

De Voorzitter geeft het woord aan de heer **L.J.A.M. Ligthart**, voorzitter van het Audit Committee, om het verslag van het Audit Committee te bespreken.

De heer **L.J.A.M. Ligthart** bedankt **de Voorzitter**. Hij geeft aan dat de pagina's 69 en 70 van het jaarverslag de taken van het Audit Committee vermelden. Hij geeft aan dat in het afgelopen jaar heftige ontwikkelingen hebben plaatsgevonden, maar dat de resultaten van de Vennootschap bijzonder goed waren. Daarnaast geeft de heer **L.J.A.M. Ligthart** aan dat het Audit Committee speciaal aandacht heeft besteed aan de integratie van de acquisities. Hij merkt op dat de Vennootschap gelukkig is over de wijze waarop de integratie van de acquisitie van premix activiteiten van BASF in acht landen en de acquisitie van Maple Leaf in Canada heeft plaatsgevonden. Voorts heeft het Audit Committee bijzonder veel aandacht besteed aan de kredietcrisis waarbij aandacht is besteed aan de balans en de kaspositie van de Vennootschap. Hij merkt op dat het begon als een bankcrisis en dat het overging in een recessie. Het Audit Committee heeft ook aandacht besteed aan debiteurenrisico's en aan welke klanten nog kon worden geleverd. Ook over de herfinanciering van de onderneming zijn tijdig stappen ondernomen, die nu worden uitgevoerd. Ook merkt hij op dat het aantrekken van financiering onder de huidige omstandigheden kostbaar is. De heer **L.J.A.M. Ligthart** geeft aan dat de Vennootschap een zeer sterke positie heeft. Hij merkt op dat de goede positie van de Vennootschap niet alleen ziet op de producten en het resultaat, maar ook op de balans van de Vennootschap. Hij geeft daarnaast aan dat er naar aanleiding van de kredietcrisis heftige bewegingen op de grondstoffenmarkten hebben plaatsgevonden, hetgeen bij de Vennootschap tot plussen en minnen heeft geleid maar waarbij de Vennootschap nog wel haar strategie heeft kunnen volgen. De heer **L.J.A.M. Ligthart** merkt op dat hij als voorzitter van het Audit Committee kan bevestigen dat het Audit Committee erg tevreden is over de rapportage en gedetailleerdheid van de gegevens die door het management zijn verstrekt. Daarnaast geeft hij aan verheugd te zijn om zijn voorzitterschap van het Audit Committee te kunnen overdragen aan een nieuwe voorzitter die dat met even veel enthousiasme en plezier zal doen. Hij deelt mede dat hij deze vergadering voor de laatste maal als voorzitter van het Audit Committee is opgetreden. De heer **L.J.A.M. Ligthart** dankt **de Voorzitter** voor het woord.

De Voorzitter dankt de heer **L.J.A.M. Ligthart** en alvorens **de Voorzitter** het woord geeft aan de heer **J.M. de Jong**, laat **de Voorzitter** weten dat aan het slot van de vergadering zal worden gesproken over het aftreden van de heer **L.J.A.M. Ligthart** als voorzitter van het Audit Committee.

De heer **J.M. de Jong** dankt **de Voorzitter**. Hij geeft aan dat het Remuneration Committee in 2008 eenmaal bij elkaar kwam in een formele samenstelling. In deze vergadering werden de prestaties van de Vennootschap en van de Raad van Bestuur afgemeten aan de voor het jaar 2007 overeengekomen doelstellingen en werden de prestatiedoelstellingen voor het jaar 2008 vastgelegd. Het Remuneration Committee deed een positieve aanbeveling aan de Raad van Commissarissen voor de vesting van de in 2006 toegekende performance shares. Deze aanbeveling werd overgenomen door de Raad van Commissarissen en hiervan werd verantwoording afgelegd aan de AVA van 2008. Er werd ook een aanbeveling gedaan om de peergroup voor het basissalaris van de Raad van Bestuur te wijzigen. Deze aanbeveling werd ook overgenomen door de Raad van Commissarissen en werd op de AVA van 2008 goedgekeurd. Voorts vond informeel overleg plaats met de voorzitter van de Raad van Bestuur. De heer **J.M. de Jong** geeft aan dat later in de vergadering, onder punt 5 van de agenda, zal worden ingegaan op de toepassing van het goedgekeurde remuneratiebeleid in de loop van 2008.

De Voorzitter dankt de heer **J.M. de Jong**. Vervolgens vraagt **de Voorzitter** of er vragen zijn voor de heer **L.J.A.M. Ligthart** of de heer **J.M. de Jong**. Hij stelt vast dat er geen vragen zijn met betrekking tot dit agendapunt en stelt voor om over te gaan tot behandeling van punt 3 van de agenda.

3. Verslag van de Raad van Bestuur over het boekjaar 2008

De Voorzitter stelt aan de orde het verslag van de Raad van Bestuur over het boekjaar 2008, zoals opgenomen op de pagina's 11 en volgende van het jaarverslag, en verzoekt de heer **W. Dekker** om een nadere toelichting op het verslag te geven.

De heer **W. Dekker** heet de vergadering welkom. De heer **W. Dekker** geeft aan dat zijn presentatie zal gaan over de financiële resultaten van 2008, de wereldwijde marktontwikkelingen, de strategie van de Vennootschap en de strategische agenda van de Vennootschap. De heer **W. Dekker** geeft aan dat 2008 een zeer volatiel jaar is geweest waarin solide resultaten zijn behaald. De omzet is met 23% gestegen tot bijna 5 miljard Euro, waarbij hij opmerkt dat de hoge grondstofprijzen daar voor een groot gedeelte debet aan zijn. De EBITA is met bijna 15% gestegen tot 182 miljoen Euro, met uitstekende resultaten in premix en speciaalvoer. De spreiding van activiteiten en strategische positionering leveren de Vennootschap stabiliteit op in moeilijke tijden.

De in 2007 aangekondigde doelstelling om de 2006 Ebita van 115 miljoen Euro te verdubbelen, zal naar verwachting tussen 2010 en 2012 worden gerealiseerd. De heer **W. Dekker** deelt mede dat de winst na belasting uit continuing operations met 6,6% daalde door hogere financieringslasten en een hogere belastingdruk. De Vennootschap heeft een gezonde balans en een goede kapitaalstructuur. Hij merkt op dat dit toekomstige groei zal ondersteunen. Voorgesteld wordt om een dividend uit te keren van 1,43 Euro, hetgeen aan de bovenkant is van de pay-out ratio van de Vennootschap van 45%. De omzet is gestegen van 4 miljard Euro in 2007 tot bijna 5 miljard Euro in 2008. Er heeft een autonome groei plaatsgevonden van 12% die met name te danken is aan de gunstige prijsontwikkeling die gerelateerd is aan de stijging van de prijzen voor grondstoffen. Acquisities droegen voor 13% bij aan de omzetgroei. Valutaschommelingen zorgden voor een daling van iets minder dan 2% van de omzetgroei.

De heer **W. Dekker** deelt mede dat uitstekende resultaten zijn behaald op het gebied van premix en speciaalvoer. Deze resultaten zijn meer dan verdubbeld. De EBITA voor wat betreft de mengvoer in Europa is echter gedaald van 37,9 miljoen Euro in 2007 naar 29,4 miljoen Euro in 2008. 2008 was het eerste volledige jaar dat de resultaten van Nutreco Canada bijdroegen aan het bedrijfsresultaat van de Vennootschap. De EBITA voor visvoer daalde met 4,6% van 71 miljoen Euro in 2007 naar 67,7 miljoen Euro in 2008. Voorts deelt hij mede dat de resultaten die voortvloeien uit "vlees en overige activiteiten" tegenvallen. De EBITA daalde van 22,3 miljoen Euro in 2007 naar 400.000 Euro negatief in 2008. De corporate kosten bleven nagenoeg gelijk. Dit betekent dat in 2008 een EBITA is gerealiseerd, vóór bijzondere posten, van 182,1 miljoen Euro. Dit is het beste resultaat dat de Vennootschap heeft geboekt sinds de beursgang in 1997.

De heer **W. Dekker** geeft aan dat de financieringslasten hoger zijn. Na de capital remittance van vijf Euro per aandeel ontstonden grotere schulden. Voorts ligt de belastingdruk ter grootte van 26% weer op een normaal niveau. De belastingdruk van 19% in 2007 was ongewoon. De heer **W. Dekker** deelt mede dat de balans sterk gehouden is met een eigen vermogen ter grootte van 666 miljoen Euro. Het netto werkkapitaal is ook gestegen. Dit is te danken aan zowel de acquisities als de sterke stijging van de grondstofprijzen.

De heer **W. Dekker** geeft voorts een update over het recent plaatsen van een onderhandse lening in de Verenigde Staten van Amerika. Hij geeft aan dat deze lening wordt aangeduid met de term US private placement. Het betrof een financiering van USD 150 miljoen in drie tranches. Evenals de heer **L.J.A.M. Ligthart** heeft aangegeven, deelt de heer **W. Dekker** mede dat het op dit moment moeilijk is om geld op te halen voor de lange termijn. Het is echter gelukt om geld onderhands op te halen in de Verenigde Staten van Amerika in tranches van vijf, zeven en tien jaar, bij zes institutionele beleggers.

Drie van deze institutionele beleggers hadden ook geparticipeerd in de vorige US private placement. De coupon bedraagt tussen 7,2% en 8,2% en de private placement is op 8 april 2009 succesvol door de Vennootschap afgerond. Hierdoor kan de oude US private placement van USD 46 miljoen worden afgelost in mei 2009. Hij geeft aan dat hiermee een mooie spreiding van de financiering is bereikt en dat de gemiddelde looptijd van de lening is verlengd. Daarnaast is extra ruimte gecreëerd in de onderhandelingen over de herfinanciering van de syndicaatlening die afloopt in maart 2010.

De heer **W. Dekker** stelt voor een dividend uit keren van 1,43 Euro. Hij geeft aan dat het beleid door de AVA is goedgekeurd om tussen 35% en 45% van de totale winst van het boekjaar uit te keren. Nu wordt voorgesteld om 45% van de totale winst van het boekjaar 2008 uit te keren, hetgeen resulteert in een dividend van 1,43 Euro. De Vennootschap heeft al een interim-dividend uitgekeerd van 0,40 Euro. Dit betekent dat een slotdividend van 1,03 Euro zal worden uitgekeerd naar keuze van de aandeelhouders in contanten of in aandelen. De verhouding tussen de waarde van het stockdividend en het contante dividend wordt op 8 mei 2009 na beurs vastgesteld op basis van de gewogen gemiddelde koers van de laatste drie dagen van de keuzeperiode, te weten 6, 7 en 8 mei. Het dividend wordt op 14 mei 2009 betaalbaar gesteld.

De heer **W. Dekker** vervolgt met een beschouwing over de wereldwijde marktomstandigheden. Hij geeft aan dat in de eerste helft van 2008 voedsel schaars was maar dat in de tweede helft van 2008 geld schaars was. De wereldwijde financiële crisis heeft directe impact gehad op de ontwikkeling van commodityprijzen. Er was een zeer sterke daling van de commodityprijzen na de recordprijzen in mei en juni van 2008. Bovendien kwam er een verschuiving in de consumptie van voedingsproducten. Hoewel mensen ondanks de kredietcrisis wel blijven eten, zoeken zij naar steeds goedkopere producten.

De heer **W. Dekker** geeft aan dat diervoeding een wereldwijde sector is waarin nog veel groeimogelijkheden zitten. In 2008 lag het wereldwijde volume van verkocht diervoer op meer dan 700 miljoen ton. Een kleine daling was waar te nemen in de volumeontwikkeling van zalmvoer vanwege het ISA-virus in Chili. Dit beïnvloedt de kweek van Atlantische zalm in Chili. Ook in 2009 zal de productie dalen zolang het virus aanwezig is. Dat is goed nieuws voor Noorse, Schotse en Canadese producenten, maar slecht nieuws voor de Chileense industrie. De heer **W. Dekker** geeft aan dat twee weken geleden goed nieuws kwam over een effectief vaccin en dat aldus aan oplossingen wordt gewerkt.

De heer **W. Dekker** geeft aan dat de prijzen van commodities in de zomer van 2008 op het hoogste punt lagen. Dit geldt niet alleen voor soja en tarwe, maar ook voor visolie en vismeel. Al deze commodities hebben na de zomer een sterke prijsdaling vertoond.

De heer **W. Dekker** geeft aan dat de Vennootschap wereldwijd de nummer twee is op het gebied van vitamine premixen. Vorig jaar is de prijs van vitamine A en E verdubbeld respectievelijk verdrievoudigd, mede tegen de achtergrond van de Olympische Spelen. Inmiddels is wel een daling van het prijsniveau waar te nemen.

De heer **W. Dekker** deelt mede dat de hoge kosten voor grondstoffen ervoor gezorgd hebben dat de kostprijs om vlees te produceren met 25% is gestegen. Over het algemeen blijken de klanten van de Vennootschap in 2008 niet in staat geweest te zijn om deze verhoogde kostprijs door te berekenen aan de retailmarkt. Dat betekent dat een groot gedeelte van deze klanten hierdoor verliezen leden.

De heer **W. Dekker** geeft aan dat de Mission and Vision Statement alsmede de slogan zijn bestudeerd en dat onder meer 500 medewerkers van Nutreco zijn geïnterviewd. Deze studie resulteerde in het gegeven dat duurzaamheid erg leeft onder de medewerkers van Nutreco, maar dat het moeilijk is om duurzaamheid te vertalen naar concrete targets. De heer **W. Dekker** geeft aan dat deze studie heeft geleid tot de volgende visie. In een wereld met schaarse natuurlijke grondstoffen en een groeiende bevolking heeft Nutreco een leidende rol bij de ontwikkeling en levering van de meest efficiënte en duurzame voeroplossingen voor veeteelt en viskweek. De missie: Nutreco heeft een leidende positie in de wereld van diervoeding en visvoer. Nutreco levert duurzame producten van hoge kwaliteit en door innovatieve producten en voerconcepten van Nutreco bereiken afnemers van Nutreco de beste resultaten in veeteelt en viskweek. De slogan die Nutreco zal gaan gebruiken is: "Feeding the Future".

De heer **W. Dekker** deelt mede dat Nutreco op het gebied van de diervoedingsmarkt in de top tien van de grootste leveranciers ter wereld zit met acht miljoen ton productie en een honderdtal fabrieken in 28 landen. Op het gebied van mengvoer is Nutreco marktleider in Canada, Nederland en Spanje. Op het gebied van premixen is Nutreco wereldwijd nummer twee met een marktaandeel van 12%, waar DSM ongeveer op 25% marktaandeel zit. Op het gebied van visvoer voor zalmachtigen is Nutreco wereldwijd nummer één met 35% marktaandeel. Ook is Nutreco leidend in de ontwikkeling van visvoer voor andere vissoorten. Indien wordt gekeken naar de omzet van animal nutrition, dan staat Nutreco wereldwijd in animal nutrition en visvoer in de top drie. Cargill bekleedt op dit gebied de eerste positie. Nutreco heeft dus een uitstekende uitgangspositie in het realiseren van haar visie.

Daarnaast stelt de heer **W. Dekker** de vraag aan de orde waar Nutreco in de waardeketen zit. Nutreco staat tussen de vis- en vleesproducenten en de producenten van grondstoffen zoals tarwe en soja. Nutreco gebruikt echter ook steeds meer bijproducten uit andere industrieën. De suppliers van Nutreco worden geconfronteerd met steeds meer grondstoffenschaarste, met een grote volatiliteit.

Hij geeft aan dat het niet gemakkelijk is voor boeren. Kunstmest is erg duur en de prijzen van tarwe kunnen erg fluctueren. Ook de klimaatverandering heeft zijn invloed op wereldwijde markten. Een ander gegeven is dat er een wereldwijde groei in de vraag naar voedsel bestaat, waarbij een groot verschil bestaat tussen het Westen en de rest van de wereld. In de rest van de wereld, inclusief Afrika, leven op dit moment één miljard mensen die honger hebben. In het Westen zijn één miljard mensen met overgewicht. In het Westen speelt de vraag naar wat een acceptabel voedselpatroon is alsmede de duurzaamheids-discussie, terwijl in Afrika en grote delen van Azië de vraag naar honger en hoe daar mee om te gaan aan de orde is. Voor Nutreco is het essentieel dat het beschikt over de beste nutritionele, de beste kennis van de voedselbehoefte voor dieren in al hun fases van ontwikkeling; kennis waarbij een wereldwijde aanwezigheid van Nutreco gewenst is. Daarnaast is kennis over voedselveiligheid van belang.

De heer **W. Dekker** merkt op dat Nutreco in 28 landen actief is aangesloten bij kenniscentra. Hij geeft aan dat de maatschappij telkens andere eisen aan de productie van voedsel stelt. Duurzaamheid, overheidsbeleid en milieubewustzijn spelen hierin een belangrijke rol. De positie die Nutreco inneemt, die is gelegen tussen fabrikanten van grondstoffen en producenten van vis en vlees, heeft in de periode tussen 2004 en 2007 ervoor gezorgd dat veel aandeelhouderswaarde is gecreëerd. Een groot gedeelte van de waardecreatie was te danken aan veranderingen in de portfolio door het kopen en verkopen van activiteiten. De afgelopen twee jaar heeft Nutreco gestreefd naar het creëren van één bedrijf, één Nutreco. Hij merkt op dat de uitdaging voor Nutreco de komende jaren zal zijn om binnen animal nutrition waarde te creëren door innovatie.

De heer **W. Dekker** geeft aan dat Nutreco ook steeds meer klanten heeft die eigen grondstoffen produceren. Die grondstoffen worden geanalyseerd door Nutreco en vervolgens wordt een concentraat geleverd. In dit concentraat bevinden zich vaak het eiwit, de mineralen en de vitamines. Indien Nutreco alleen het vitamine-voormengsel levert, dan wordt tussen 1% en 5% bijgemengd. Wereldwijd bestaat de tendens om steeds hoogwaardigere concentraten te leveren, die slechts tussen 0,1% en 0,3% worden toegevoegd. Nutreco wil zich niet alleen steeds meer toeleggen op deze hoogwaardige producten, maar wil ook steeds meer specialiteiten gaan ontwikkelen voor specifieke fases in het ontwikkelingsstadium van het dier. Hij legt uit dat net zoals voor baby's geldt dat zij een ander type voedsel krijgen, dat ook geldt voor jonge dieren of dieren die ziek zijn.

De heer **W. Dekker** vervolgt met de strategische agenda. De strategische keuzes die Nutreco heeft gemaakt in de afgelopen jaren hebben het bedrijf versterkt. Nutreco is goed gepositioneerd in de waardeketen. Een goede geografische spreiding en een spreiding over de verschillende diersoorten en activiteiten is van belang voor stabiliteit. Nutreco heeft een sterke balans en een gezonde kapitaalstructuur.

Nutreco is echter wel heel behoedzaam in de allocatie en de benutting van de financiële ruimte en kiest voor een voorzichtige benadering bij het overnemen van nieuwe bedrijven.

De heer **W. Dekker** geeft aan dat de EBITA van 182 miljoen Euro in 2008 een goede stap is in de richting van de verdubbeling van de resultaten van 2006. De heer **W. Dekker** meldt dat de target van 230 miljoen Euro blijft staan en dat die target naar verwachting zal worden gerealiseerd tussen 2010 en 2012. De lange termijn target wordt dus niet los gelaten, maar het kan wel eventueel 2 jaar langer duren voordat deze wordt bereikt.

De heer **W. Dekker** merkt op dat Nutreco zich blijft concentreren op de groei in diervoeding en visvoer. In 2009 zal Nutreco zich richten op het versterken van marktposities in speciaalvoer en additieven door autonome groei en acquisities. Daarnaast wordt het accent meer gelegd op innovatie door het versterken van de R&D en de pijplijn van de nieuwe producten. Het beheersen van het werkkapitaal, de kosten en de risico´s zijn de prioriteit van Nutreco. Voorts blijft het handhaven van een gezonde kapitaalstructuur om toekomstige groei te ondersteunen essentieel. In 2009 zal Nutreco voor het eerst trading updates geven. De eerste trading update zal worden gegeven op 29 april 2009. Op 30 juli 2009 volgt publicatie van de halfjaarcijfers en op 29 oktober 2009 zal de trading update over het derde kwartaal worden gegeven.

De Voorzitter dankt de heer **W. Dekker** voor zijn presentatie. Vervolgens geeft **de Voorzitter** de mogelijkheid tot het stellen van vragen over de presentatie van de heer **W. Dekker** en het jaarverslag op bladzijde 11 tot 74.

De heer **Stevense (Stichting Rechtsbescherming Beleggers ("SRB"))** geeft aan dat hij graag meer informatie wenst te ontvangen over de verschuldigde rente op een van de leningen. Ook ontvangt hij graag meer informatie over de aflossing van de lening van USD 46 miljoen en over de US private placement waarmee in totaal USD 150 miljoen is opgehaald. Voorts ontvangt hij graag meer informatie over de strategie van Nutreco die hem niet duidelijk is.

De Voorzitter dankt de heer **Stevense** en geeft het woord aan de heer **C. van Rijn** om de vraag met betrekking tot de leningen te beantwoorden.

De heer **C. van Rijn** dankt **de Voorzitter**. Hij geeft aan dat de Vennootschap 550 miljoen Euro zal moeten aflossen op de syndicated loan in maart 2010. Hij geeft aan dat deze syndicated loan los staat van de US private placement.

Voorts geeft hij aan dat eind volgend jaar de verlenging van de cumulatief preferente aandelen speelt. Voor wat betreft de cumulatief preferente aandelen zal de rente opnieuw moeten worden vastgesteld. Het besluit of Nutreco de cumulatief preferente aandelen wel of niet zal aflossen is nog niet genomen. De heer **C. van Rijn** geeft aan dat Nutreco kan wachten met het aangaan van nieuwe leningen tot maart 2010 op het moment dat de syndicated loan moet worden afgelost. Hij geeft daarbij aan dat de onderhandelingspositie van Nutreco dan erg zwak wordt. Ook kan Nutreco kiezen voor een getrapte strategie. Hij merkt op dat deze getrapte strategie is gevolgd. Er diende een deel van de US private placement te worden afgelost waarbij er voor gekozen is om meer te lenen dan nodig was voor die aflossing. Door deze strategie heeft Nutreco een betere onderhandelingspositie met betrekking tot de syndicated loan. Daarnaast kan door deze strategie de totale schuldpositie van Nutreco beter in evenwicht worden gebracht aangezien nu niet alle aflossingen op hetzelfde moment worden gedaan. De heer **C. van Rijn** geeft aan dat de US private placement geslaagd is en dat de rente inderdaad hoog is. Hij geeft daarbij wel aan dat de bedongen rente gunstig is in vergelijking met obligatieleningen van andere bedrijven. De heer **C. van Rijn** deelt mede dat Nutreco thans met banken in overleg is over de herfinanciering van de syndicated loan. Hij merkt op dat de herfinanciering van de syndicated loan voor opnieuw 550 miljoen Euro voor een nieuwe periode van vijf jaar wellicht niet meer zal slagen in verband met de hoge rente. Hij merkt op dat Nutreco waarschijnlijk zal uitkomen op een driejaarslening. De combinatie van de driejaarslening met de US private placement geeft Nutreco een goede balansstructuur en de vrijheid om acquisities te doen. Hij geeft aan dat Nutreco de ruimte wil behouden voor overnames.

De Voorzitter dankt de heer **C. van Rijn** en deelt mede dat bij de financiering van andere ondernemingen een vergelijkbare rente is overeengekomen. Hij merkt op dat het lenen van geld duurder is geworden omdat banken risico-avers zijn geworden. Voorts geeft hij aan dat het niet verstandig is om te wachten met het aantrekken van financiering. Hij geeft aan dat de vraag met betrekking tot het efficiënter gebruik maken van het kapitaal door de heer **W. Dekker** zal worden beantwoord. **De Voorzitter** geeft vervolgens het woord aan de heer **W. Dekker**.

De heer **W. Dekker** geeft aan dat Nutreco haar portfolio aanzienlijk heeft veranderd. Nutreco heeft haar vis- en vleesactiviteiten verkocht voor 1,2 miljard Euro om vervolgens 18 Euro per aandeel over de afgelopen drie jaar terug te geven aan haar aandeelhouders. Daarnaast heeft Nutreco haar business met ongeveer 600 miljoen Euro omzet versterkt. Om deze reden staat Nutreco wereldwijd in de top drie van grootste spelers op het gebied van animal nutrition. Hij geeft aan dat dan ook de rentedruk toeneemt en dat Nutreco is geconfronteerd met een verschuiving in belastingen vanuit een onhoudbaar laag niveau.

De heer **W. Dekker** geeft aan dat de vraag met betrekking tot het werkkapitaal een zeer terechte vraag is. Het werkkapitaal van Nutreco is toegenomen voor een deel als gevolg van acquisities en voor een deel als gevolg van de stijging van de grondstofprijzen. Daarnaast geeft hij aan dat spelers in ketens problemen krijgen met het aantrekken van financiering.

De heer **W. Dekker** geeft aan dat op dit moment boeren in Nederland het zwaar hebben vanwege de huidige verliezen op de melkprijs. Hij geeft daarbij wel aan dat door deze boeren goed is verdiend als gevolg van een sterke stijging van voedselprijzen aan het eind van 2007 en de eerste helft van 2008. Hij geeft aan dat veel herstructureringen hebben plaatsgevonden in de Nederlandse agrarische industrie. Hij geeft voorts aan dat in de Nederlandse markt overcapaciteit aanwezig is. De heer **W. Dekker** merkt op dat de kip business in Spanje een van de vlees-activiteiten van Nutreco betreft die niet is afgestoten, omdat de vleesmarkt in Spanje een verse markt is. 90% van het vlees dat in Spanje wordt gegeten, wordt vers gegeten. Het probleem in Europa was dat grote delen van deze markt ook bevroren producten betrokken uit Brazilië en Thailand. Spanje en Ierland zijn echter het zwaarst getroffen door de recessie. Als gevolg van deze recessie en de hoge grondstofprijzen is een matig resultaat behaald als het gaat om de kip business in Spanje. Goed nieuws is dat momenteel de grondstofkosten omlaag blijven gaan en de kipprijzen in Spanje omhoog gegaan zijn waardoor in 2009 al een duidelijk herstel te zien valt. De heer **W. Dekker** merkt tot slot op dat Nutreco trends blijft analyseren en dat altijd wordt gelet op underperformance.

De heer **Stevense** merkt op dat nog geen sprake is van de sanering in Europa in de mengvoederindustrie, met name hier in Nederland.

De heer **W. Dekker** geeft aan het niet geheel eens te zijn met de heer **Stevense**. De mengvoerindustrie is zeer gefragmenteerd. Wereldwijd heeft de top tien een marktaandeel van minder dan 15%, terwijl in Nederland de top vijf een marktaandeel heeft dat groter is dan 60%. In vergelijking met het buitenland heeft in Nederland wel degelijk consolidatie plaatsgevonden.

De heer **Stevense** geeft aan dat naar de mening van SRB verdere consolidatie noodzakelijk is. Hij is van mening dat particulieren, gewone dorpsmengvoederbedrijven, meer focus dienen aan te brengen.

De heer **W. Dekker** geeft aan dat de algemene trend, met name in Nederland, is dat de kleinere spelers óf kiezen voor specialisatie óf zich aansluiten bij grotere groepen. Hij geeft daarbij aan dat dat proces nu wellicht versneld gaat worden door de financiële crisis.

De heer **Stevense** vraagt zich af hoe Nutreco daarop inspeelt en kan inspelen.

De heer **W. Dekker** geeft aan dat Nutreco in alle markten waarin zij goed gepositioneerd is ook kijkt naar kleinere invulacquisities.

De Voorzitter informeert of er nog meer vragen zijn en geeft het woord aan de heer **Dekker (VEB)**.

De heer **Dekker (VEB)** vraagt zich af hoe de marktaandelen van Nutreco zich ontwikkelen. Hij merkt op dat DSM een begenadigd onderzoeker is en dat DSM en Nutreco concurreren op het gebied van vitamines. Hij geeft daarbij aan dat Nutreco waarschijnlijk tegelijkertijd ook afnemer van DSM is. Hij vraagt zich af of dit niet een penibele positie oplevert. Voorts vraagt hij zich af welke kansen Nutreco ziet in de recessie. Tot slot vraagt hij zich af of een toelichting kan worden gegeven op het vertrek van de heer **J.B. Steinemann**. De heer **Dekker (VEB)** merkt op niet uit te sluiten dat aan het vertrek van de heer **J.B. Steinemann** een verschil in strategisch inzicht ten grondslag ligt, wellicht zelfs in een verschil in operationeel inzicht.

De Voorzitter dankt de heer **Dekker (VEB)** en geeft aan dat Nutreco nog steeds marktaandelen wint. Hij geeft het woord aan de heer **W. Dekker**.

De heer **W. Dekker** geeft aan dat Nutreco op het gebied van animal nutrition wereldwijd in de top drie zit. Hij geeft daarbij aan dat als de handel in grondstoffen uit de cijfers van Cargill wordt gehaald, het wel eens kan zijn dat Nutreco nu al ex aequo de eerste positie bekleedt tezamen met Cargill. De heer **W. Dekker** geeft aan dat Nutreco heeft gekozen voor meerdere activiteiten en een spreiding in geografie en merkt op dat Nutreco in bepaalde activiteiten in de top 3 wil zitten hetgeen goed is gelukt en hij tekent daarbij aan dat de acquisities goed aan de positionering van Nutreco hebben bijgedragen. Voor wat betreft de vraag of marktaandeel wordt gewonnen of verloren, zal dit per product in specifieke markten moeten worden bekeken. Hij geeft voorts aan dat DSM zowel concurrent als leverancier is van Nutreco. Omdat DSM en BASF ook producenten zijn van vitamines, is Nutreco op dit moment wereldwijd de grootste koper van vitamines. Hij merkt op dat Nutreco meer vitamines koopt dan Unilever of Nestlé. De heer **W. Dekker** geeft aan dat met DSM sprake is van een onderlinge afhankelijkheid, maar dat Nutreco en DSM rond een aantal producten een hele goede relatie hebben. Voor wat betreft kansen die de recessie bieden, deelt hij mede dat Nutreco het belangrijk vindt dat de werkmaatschappijen eerst hun zaken op orde hebben voordat gedacht wordt aan een merger of een acquisitie. Hij merkt op dat de organische groei de goedkoopste en veiligste groei is die er is.

De Voorzitter geeft aan dat Nutreco extra alert is als het gaat om de kansen die de recessie biedt in landen waarin Nutreco niet de nummer één, twee of drie positie heeft.

Voorts geeft hij aan dat de heer **J.B. Steinemann** acht jaar bij Nutreco heeft gewerkt en dit zeer goed heeft gedaan. De heer **J.B. Steinemann** ambieerde om in de toekomst de CEO positie te bekleden, hetgeen bij Nutreco bekend was. **De Voorzitter** geeft aan dat Nutreco momenteel over een uitstekende CEO beschikt. In overleg met de heer **J.B. Steinemann** is toen besloten dat hij Nutreco zou verlaten en dat hij zich zou focussen op het bekleden van de CEO positie bij een ander bedrijf. Een maand later is hij CEO geworden van Barry Callebaut in Zwitserland.

De heer **Dekker (VEB)** vraagt zich af of aan het vertrek van de heer **J.B. Steinemann** geen zakelijk verschil van mening ten grondslag ligt.

De Voorzitter antwoordt dat dit niet het geval is.

De heer **Dekker (VEB)** vraagt zich af of op het gebied van visvoer, daar is Nutreco nummer één, marktaandeel gewonnen wordt, de voorsprong op nummer 2 en 3 vergroot wordt, of het marktaandeel stabiel blijft.

De heer **W. Dekker** geeft aan dat het marktaandeel voor visvoer wereldwijd redelijk stabiel blijft. Het betreft een geconcentreerde markt. Hij geeft aan dat indien een contract van de één naar de ander gaat je al snel praat over 3, 4, 5% marktaandeel. Hij geeft aan dat ook moet worden gekeken naar de definitie van marktaandeel, mede tegen de achtergrond van de integratie van activiteiten bij bedrijven. De heer **W. Dekker** geeft aan dat Cermaq, de nummer 2 visvoerproducent, zich bezighoudt met zowel visfarming als visvoer. Cermaq groeit snel door het overnemen van visfarms waardoor die markt niet meer bereikbaar is voor Nutreco. Hij geeft aan dat daarom wordt gesproken over een marktaandeel van 35% in totaal en een stabiel marktaandeel in de vrije visvoermarkt.

De heer **Dekker (VEB)** dankt de heer **W. Dekker** voor zijn toelichting.

De heer **Quarles van Ufford (de Vereniging van Beleggers voor Duurzame Ontwikkeling ("VBDO"))** geeft aan meer dan drie vragen te willen stellen en geeft ook aan een aantal vragen te hebben ingestuurd. Hij vraagt of de vragen die nu niet worden gesteld, op een andere manier kunnen worden beantwoord. Hij merkt op dat VBDO verheugd is dat het CSR rapport vóór de vergadering beschikbaar was. Hij geeft ook aan het gevoel te hebben dat door alle drukte van het afgelopen jaar bij Nutreco duurzaamheid minder op de voorgrond is getreden. Hij vindt dat jammer aangezien VBDO Nutreco ziet als een frontrunner op het gebied van duurzaamheid. Het viel hem op dat geen performance-indicatoren in het CSR rapport zijn opgenomen. Voorts geeft de heer **Quarles van Ufford** aan dat in het jaarverslag wordt aangekondigd dat door de Raad van Bestuur een nieuw CSR beleid wordt ontwikkeld, terwijl vorig jaar werd aangegeven dat dit nieuwe beleid van werkmaatschappijen zou moeten komen.

Hij vraagt zich af wat de doelstellingen van dit CSR beleid zullen zijn. Voorts vraagt hij zich af of alle stakeholders bij de ontwikkeling van dit nieuwe beleid kunnen worden betrokken. De heer **Quarles van Ufford** geeft aan dat zijn laatste vraag betrekking heeft op de beloningstructuur van het management en de senior managers en verwijst daarbij naar de brief die VBDO begin 2009 aan Nutreco heeft gestuurd. Hij geeft aan dat hij graag zou willen weten of er een koppeling bestaat tussen beloning van de leden van de Raad van Bestuur aan de ene kant en persoonlijke doelstellingen op het gebied van duurzaamheid aan de andere kant. Hij vraagt of die koppeling alsnog geïmplementeerd zou kunnen worden indien die koppeling niet aanwezig is.

De heer **W. Dekker** dankt de heer **Quarles van Ufford** voor het compliment. Hij geeft aan dat hij het niet eens is met de heer **Quarles van Ufford** voor wat betreft verminderde aandacht voor duurzaamheid. Hij merkt op dat activiteiten op het gebied van duurzaamheid wellicht minder zichtbaar zijn geworden. Hij geeft aan dat vijfhonderd medewerkers van Nutreco geïnterviewd zijn waarbij ook vragen zijn gesteld over duurzaamheid. Dat is ook terug te lezen in de Mission and Vision Statement. Hij merkt op dat met de oude portfolio Nutreco betrokken was bij de kweek van vis en de productie van vlees en vleesproducten, die direct via de retailmarkt aan de consument verkocht werden. Als gevolg van een verandering van de portfolio van Nutreco, kwam Nutreco op het gebied van de productie van vlees en vis tussen grondstofleveranciers en bedrijven die vis en vlees produceren in te zitten. Op die manier is Nutreco minder zichtbaar geworden als het gaat om de eindproducten. De heer **W. Dekker** geeft aan dat voor wat betreft de structuur in de rapportering gezocht is naar Key Performance Indicators ("KPI´s"). Hij merkt op dat Nutreco in de structuur van rapportering gezocht heeft naar KPI´s die kwantitatief waren maar dat het vertalen van kwantitatieve KPI´s naar de decentrale organisatie lastig bleek te zijn. In 28 landen spelen verschillende belangen en bestaan verschillende prioriteiten. In samenspraak met KPMG is naar een bredere definitie van de targets gezocht. Het creëren van besef van duurzaamheid bij zowel de werkmaatschappijen als in de keten heeft prioriteit gekregen. De AquaVision en AgriVision conferenties zijn daar voorbeelden van. Twee jaar geleden was het onderwerp op de AgriVision conferentie "feed, food, fiber and fuel". In 2010 zal de Raad van Bestuur in samenspraak met de businessgroepen van Nutreco willen komen tot beter meetbare targets, die ook kwalitatief mogen zijn. Vervolgens gaat de heer **W. Dekker** in op de vraag over de koppeling tussen doelstellingen op het gebied van beloning en duurzaamheid. In 2009 zijn in de targets van de leden van de Raad van Bestuur ook CSR targets opgenomen die zien op de ontwikkeling van een beleid om meetbare doelen per businessgroep, die worden geïmplementeerd in 2010 en terugkomen in de performance contracten van alle Nutreco medewerkers. Hij geeft voorts aan dat voor de achtste keer een CSR rapport is opgesteld waar Nutreco trots op is.

Hij geeft toe dat het formuleren van de 2 jaar geleden toegezegde KPI´s te lastig bleek, vanwege de verschillende activiteiten van Nutreco. De heer **W. Dekker** merkt daarbij op dat dat echter niet betekent dat Nutreco geen prioriteiten blijft stellen rond de VMO en CSR en Nutreco zal daar óók volgend jaar op terugkomen.

De Voorzitter merkt op dat duurzaamheid hoog in het vaandel staat bij Nutreco, hoewel dit iets minder zichtbaar is. Voorts geeft hij aan dat duurzaamheid ook een rol speelt bij de beloningsstructuur van de leden van Raad van Bestuur. Vervolgens geeft **de Voorzitter** het woord aan de heer **Heinemann**.

De heer **Heinemann** merkt op dat de heer **W. Dekker** heeft aangegeven dat de prijzen van grondstoffen erg fluctueerden in 2008. Hij vraagt zich af of deze fluctuatie te mitigeren was door middel van termijnaankopen of hedging. Hij vraagt zich voorts af of de tegenvallende resultaten die voortvloeien uit de zalmkwekerijen slechts betrekking hebben op Chili of ook op andere landen zoals Canada, Noorwegen en Schotland. Hij merkt op dat zijn laatste vraag betrekking heeft op gen-gemodificeerd voedsel. Hij vraagt zich af of Nutreco problemen ondervindt van maatschappelijk verzet tegen gen-gemodificeerd voedsel, met name gen-gemodificeerd maïs.

De Voorzitter dankt de heer **Heinemann** en geeft aan dat met termijnaankopen veel geld kan worden verdiend maar ook kan worden verloren. Hij merkt op dat dit één van de onderwerpen is die regelmatig op de agenda staat in de vergaderingen van de Raad van Commissarissen met de Raad van Bestuur. Daarna geeft hij het woord aan de heer **W. Dekker**.

De heer **W. Dekker** geeft aan dat 80% van de kosten van de activiteiten van Nutreco, en met name op het gebied van mengvoer, grondstofkosten zijn. Grote verschillen zijn waar te nemen tussen de Nederlandse, Spaanse en de Canadese industrie. Hij merkt op dat grote volatiliteit de beheersbaarheid erg moeilijk maakt, er zijn weliswaar instrumenten voor maar deze instrumenten kunnen de positie ook verslechteren. In 2008 ging de volatiliteit eerst omhoog en daarna steil omlaag. In ketenafspraken is eenieder meer gebaat bij een grotere voorspelbaarheid en dus een lage volatiliteit. Vanuit risicoperspectief is het lastig hiermee om te gaan.

De heer **Heinemann** vraagt zich af of niet grotere aankopen kunnen worden gedaan indien de volatiliteit zich op een zodanig laag niveau bevindt dat nauwelijks risico wordt gelopen.

De heer **W. Dekker** geeft aan dat pas achteraf kan worden geconstateerd of de volatiliteit laag is. Hij geeft aan dat het lastig is om in de huidige markt vraag en aanbod in te schatten gegeven dat er een afname is in de vraag naar voedsel en voedselproductie. Voorts merkt hij op dat de virusziekte ISA zich in Chili heeft verspreid, maar dat deze ziekte in het verleden ook in Noorwegen, Schotland en Canada voorkwam. In persberichten valt nu te lezen dat inmiddels een specifiek vaccin is ontwikkeld voor het ISA-virus in Chili. Hij deelt mede dat het ISA-virus heeft gezorgd voor de grootste stap terug in de geschiedenis van de Chileense aquacultuurindustrie. Hij geeft aan dat Chili een goede aquacultuurindustrie zal blijven houden maar verwacht dat het herstel nog twee tot vier jaar kan gaan duren. De heer **W. Dekker** gaat vervolgens in op de vraag met betrekking tot genetisch gemodificeerd voedsel. Hij geeft aan dat op het moment dat Nutreco actief was in dieren en met Euribrid nog een eigen breeding organisatie had, het beleid bestond dat, zeker in West-Europa, Nutreco niet meewerkte aan gen-modificatie van dieren. Hij merkt op dat voor wat betreft grondstoffen modificatie in het grootste deel van de wereld geaccepteerd is. West-Europa heeft op dit moment last van asynchrone autorisatie. Dit houdt in dat producten die al eerder goedgekeurd zijn in bijvoorbeeld de Verenigde Staten van Amerika, niet in Europa geïmporteerd mogen worden waardoor Europese boeren een kostennadeel hebben. Hij geeft daarbij aan dat Nutreco daarover zelden ethische standpunten inneemt, maar dat goed geluisterd wordt naar de mening van de klanten.

De heer **Van der Sommen** heeft een vraag over de sheet waarop te lezen is dat de wereldbevolking zal toenemen van ruim zes miljard naar negen miljard mensen in ongeveer twintig à dertig jaar. Hij merkt op dat de omzet van Nutreco met name in West-Europa wordt behaald en nauwelijks in Azië of Zuid-Amerika. Het lijkt daarom logisch om omzetgroei te behalen door middel van acquisities in Azië. Hij vraagt zich af of de heer **W. Dekker** het op dit punt met hem eens is en vraagt zich voorts af of Nutreco ook voornemens is om in Azië of Zuid-Amerika een grote acquisitie te doen. Voorts vraagt hij zich af waar Nutreco over vijf jaar zou willen staan als het gaat om marktaandelen in de verschillende werelddelen. De heer **Van der Sommen** vraagt zich tot slot af of een daling van de grondstofprijzen op termijn niet leidt tot betere marges.

De heer **W. Dekker** geeft onder verwijzing naar recente persberichten aan dat Nutreco onlangs een fabriek in Japan en, als onderdeel van de BASF-deal, een fabriek in Indonesië heeft gekocht. Hij geeft daarbij aan dat dit nog geen grote acquisities betreffen. Daarbij merkt hij op dat dit niet de grote stappen betreft die Nutreco had verwacht. Hij merkt voorts op dat het lastig is om in Azië te groeien, met name indien je onderdeel bent van een keten. Over vijf jaar ligt het in de bedoeling dat een groter gedeelte van de assets van Nutreco zich buiten Europa bevinden.

Hij verwijst naar Latijns Amerika en merkt op dat als je in de agrarische industrie werkt, je een strategie voor Brazilië moet hebben, een land van mogelijkheden, maar ook een land met grote risico's en volatiliteit.
Voorts geeft hij aan dat Nutreco voornemens is om stappen te zetten in Azië. Van de acquisitie in Canada heeft Nutreco geleerd dat het goed is om een marktleider te kopen. Tot slot merkt hij op dat Nutreco een vrij ambitieuze strategie heeft, niet alleen voor Latijns Amerika maar ook voor Noord-Amerika.

De Voorzitter deelt mede dat een van de te benoemen commissarissen van Nutreco een Aziatische achtergrond heeft die Nutreco kan helpen de Aziatische markt beter te begrijpen.

De heer **W. Dekker** gaat vervolgens in op de vraag of dalende grondstofprijzen zullen leiden tot hogere marges. Hij geeft aan dat, zoals de heer **Van der Sommen** opmerkte, de huidige posities enige tijd geleden zijn ingekocht tegen hogere prijzen. De verwachting van de klanten van Nutreco is dat de prijzen snel omlaag zullen gaan. Dat geeft een enorme druk. De activiteiten waar op dit moment verbetering van de marge is te zien, zijn de activiteiten waarbij Nutreco zelf betrokken is bij vleesproductie. Zo gaan in Spanje de kostprijzen omlaag als gevolg waarvan een positieve marge kan worden behaald.

De heer **Mommers** heeft een vraag over de trading update die volgende week zal worden gepubliceerd. Hij geeft aan dat aandeelhouders graag zouden zien dat op het moment van communiceren met Nutreco de aandeelhouders dan weten hoe het lopende boekjaar van Nutreco ervoor staat. Hij vraagt zich af of het volgend jaar mogelijk is om een trading update beschikbaar te hebben voorafgaand aan de AVA.

De Voorzitter geeft aan dat Nutreco de afgelopen tijd de datum voor de AVA nu juist heeft vervroegd, zodat Nutreco zich eerder in het jaar kan gaan concentreren op het lopende boekjaar. Het kwartaal eindigt eind maart. Daarnaast heeft Nutreco tijd nodig om alle cijfers uit alle landen te verwerken.

De heer **W. Dekker** geeft aan de suggestie van de heer **Mommers** mee te nemen en merkt op dat, zoals **de Voorzitter** al aangaf, Nutreco er alles aan heeft gedaan om de datum voor de AVA te vervroegen maar dat nu ook moet worden gekeken naar wettelijke termijnen voor de trading update.
De Voorzitter merkt op dat de AVA volgend jaar wellicht een week dient te worden opgeschoven maar geeft daarbij aan dat hij niet kan overzien of dit handig is. Hij geeft aan dat nagedacht zal worden over de datum van de AVA van volgend jaar. Vervolgens geeft **de Voorzitter** het woord aan de heer **Dekker (VEB)**.

De heer **Dekker (VEB)** vraagt zich af of de heer **J.B. Steinemann** zal worden vervangen. Voorts vraagt hij zich af wat wordt bedoeld met een "efficiënte balans" op bladzijde 14 van het jaarverslag. Hij geeft aan dat voor 2009 een besparingsbudget van ongeveer 25 miljoen Euro is aangekondigd en vraagt zich af of dat budget nog steeds bestaat. Daarnaast geeft hij aan dat er een R&D budget ter grootte van 17 miljoen Euro bestaat en vraagt zich af of dit budget jaarlijks stijgt. De heer **Dekker (VEB)** vraagt zich tot slot af of overwogen is om de lening ook bij particulieren te plaatsen in verband met een mogelijk rentevoordeel.

De Voorzitter geeft aan dat momenteel wordt gediscussieerd over de topstructuur van Nutreco en geeft het woord aan de heer **C. van Rijn** voor de vraag met betrekking tot de efficiënte balans.

De heer **C. van Rijn** geeft aan dat in een balans twee belangengroepen bestaan, de aandeelhouders en de banken. Vaak zien aandeelhouders graag dat een zo groot mogelijke schuld in de balans is opgenomen, zodat het eigen vermogen beperkt is waardoor een hoog rendement op dit eigen vermogen kan worden behaald. Banken zien graag dat voldoende eigen vermogen aanwezig is. Een efficiënte balans bestaat voor Nutreco uit het vinden van een optimum, waarbij Nutreco aantrekkelijk is voor zowel financiers als aandeelhouders.

De heer **W. Dekker** gaat in op de vraag naar besparingen en geeft aan dat Nutreco wereldwijd een top drie speler is. Hij geeft aan dat begonnen is met het programma "Nutreco Sourcing Initiative" ("NSI") waarin drie categorieën zijn gecreëerd voor wat betreft inkoop. Nutreco is op het gebied van vitamines de grootste inkoper en valt hiermee in de eerste categorie. Zowel de coördinatie als de executie met betrekking tot de inkoop wordt centraal geregeld. De commodities vallen in de tweede categorie. Hier wordt de coördinatie centraal geregeld en de marktgegevens worden gedeeld, maar de executie wordt overgelaten aan de businessgroepen en aan de Opco's. De derde categorie is niet product-gerelateerd, waarbij gedacht moet worden aan services en energie, deze worden per project in de landen gevolgd en wanneer ze succesvol zijn worden die competenties overgegeven aan anderen. Daarbij is een target gesteld van 10 miljoen Euro in 2008 en 25 miljoen Euro in 2009. Vanwege de zeer goede posities in grondstoffen is in 2008 de target ruimschoots behaald. Ook de target van 2009 blijft vooralsnog gehandhaafd. Het R&D budget van 17 miljoen Euro is uitgedrukt in een percentage van de omzet niet hoog, maar het is in absolute getallen waarschijnlijk het grootste R&D budget van een particulier bedrijf in deze sector.

De heer **C. van Rijn** gaat in op de laatste vraag van de heer **Dekker (VEB)** en geeft aan dat tezamen met financiers is gekeken naar een groot aantal mogelijkheden voor de financiering van Nutreco. Hij geeft aan dat Nutreco geen rating heeft wat bepaalde beperkingen met zich meebrengt. Hij legt uit dat een private placement in de Verenigde Staten van Amerika in feite plaatsing bij particulieren inhoudt. De lening wordt geplaatst bij institutionele beleggers die een deel van de lening aan particulieren aanbieden. Nutreco is met haar adviseurs tot de conclusie gekomen dat dit de beste oplossing was voor Nutreco.

De heer **Stevense (Stichting Rechtsbescherming Beleggers)** geeft aan dat gerefereerd wordt aan HACCP. Hij geeft aan dat er veel keurmerken bestaan en vraagt zich af hoe nuttig HACCP is. Voorts vraagt hij zich af hoe de termijnhandel bij Nutreco in zijn werk gaat. Hij geeft aan dat er bedrijven zijn waarbij mensen 's morgens op kantoor komen en de hele wereld bellen over posities en prijzen. Daarnaast geeft hij aan dat hij het idee heeft dat als het gaat om het biologisch telen en het kweken van vis en vee de coöperaties op dit gebied actiever zijn dan Nutreco. Coöperaties houden meer bijeenkomsten met boeren waarbij werkgroepen worden gevormd die de plaatselijke problemen bespreken. Voorts verwijst hij naar de gang van zaken bij fruittelers in de Bommelerwaard. Hij merkt op dat dergelijke praktijken leiden tot een beter inzicht en vraagt zich af of dit ook bij Nutreco mogelijk is.

De heer **W. Dekker** geeft aan dat hij de vragen in een andere volgorde zal behandelen. Hij merkt op dat hij hoopt dat het niet waar is dat coöperaties actiever zijn. Hij geeft aan dat Reudink bij zijn weten de grootste speler is op het gebied van biologisch voer voor dieren. Dit is een dedicated organisatie en veel medewerkers van Reudink zijn betrokken geweest bij dialogen met stakeholders en bij nieuwe initiatieven. Een voorbeeld van de betrokkenheid bij nieuwe initiatieven is het feit dat de heer **W. Dekker** is gevraagd om plaats te nemen in de Task Force, die het kabinet adviseert op het gebied van natuurlijke hulpbronnen en duurzaamheid. Hij geeft aan dat dat een compliment is voor Nutreco, aangezien Nutreco op een aantal gebieden een voortrekkersrol heeft. Vervolgens gaat de heer **W. Dekker** in op de vraag over inkoop. Nutreco koopt acht miljoen ton grondstoffen in. Nutreco is wereldwijd voor wat betreft enkele vitamines de grootste inkoper. Dat betekent voor een leverancier dat Nutreco soms 30% van zijn totale productie kan kopen. Nutreco is inmiddels gestart met een eigen inkooporganisatie in China. Hij geeft aan dat hiermee is gestart om met name kwaliteitscontroles ter plaatse te kunnen uitvoeren. Hij geeft aan dat met de invoering van NUTRACE certificering belangrijk is geworden en dat dit een van de onderdelen vormt waar HACCP van nut is.

De Voorzitter dankt de heer **W. Dekker** en stelt vast dat er geen vragen meer zijn met betrekking tot dit agendapunt. Vervolgens deelt hij mede dat het aantal stemgerechtigde aandelen dat op de vergadering aanwezig of vertegenwoordigd is, 12.703.748 bedraagt verdeeld in 10.207.148 gewone aandelen en 2.496.600 Cumulatief Preferente aandelen A. Van de Cumulatief Preferente aandelen A is 50% op de vergadering aanwezig of vertegenwoordigd. Van de gewone aandelen is 29,27% aanwezig of vertegenwoordigd. In totaal is 30,2% van de aandelen op vergadering aanwezig of vertegenwoordigd, ongeveer net zoveel als op de AVA in 2008. **De Voorzitter** geeft vervolgens aan dat het aantal aanwezige aandeelhouders of gevolmachtigden 120 is.

4. Jaarrekening 2008

4.1 Vaststelling van de jaarrekening

De Voorzitter deelt mede dat de grondslagen voor de opstelling van de geconsolideerde jaarrekening, de geconsolideerde balans en winst- en verliesrekening, de geconsolideerde kasstroom, de toelichting op de geconsolideerde overzichten en de overige gegevens zijn opgenomen op pagina's 76 tot en met 158 van het jaarverslag 2008. Voorts deelt hij mede dat de jaarrekening 2008 is gecontroleerd door KPMG Accountants, de accountant van de Vennootschap, en dat de goedkeurende verklaring terzake is opgenomen op pagina 159 van het jaarverslag 2008. Hij vervolgt dat een door de Raad van Commissarissen en de Raad van Bestuur en de externe accountant getekend exemplaar van het jaarverslag 2008 in de zaal beschikbaar is bij de Secretaris van de Vennootschap. De jaarrekening 2008 werd conform artikel 26 van de statuten door de Raad van Commissarissen goedgekeurd en ligt nu ter vaststelling door deze vergadering voor. Tot slot merkt **de Voorzitter** op dat de accountants van KPMG aanwezig zijn om eventuele vragen te beantwoorden.

De Voorzitter geeft een uitleg over het gebruik van de stemkastjes en informeert of er vragen zijn.

De heer **J.W. Bouman** geeft aan dat hij geen envelop heeft gekregen bij de inschrijving, terwijl hij zich wel heeft aangemeld voor deze vergadering.

De Voorzitter antwoordt dat dit probleem direct zal worden opgelost.

Aangezien er geen vragen meer zijn, verzoekt **de Voorzitter** de aandeelhouders gebruik te maken van de stemkastjes. **De Voorzitter** geeft aan dat de heer **J.W. Bouman** zal stemmen door middel van handopsteken. **De Voorzitter** constateert dat de vergadering de jaarrekening 2008 met 12.130.165 stemmen voor, 12 stemmen tegen en 5.845 onthoudingen heeft vastgesteld.

4.2 Voorstel tot uitkering van dividend

De Voorzitter deelt mede dat conform het dividendbeleid zoals goedgekeurd op de AVA van 2006 een totaal dividend wordt voorgesteld van 1,43 Euro per gewoon aandeel over het in de periode van 1 januari 2008 tot en met 31 december 2008 gerealiseerde nettoresultaat uit continuing operations, toekomend aan de houders van gewone aandelen, exclusief impairment en boekwinsten en -verliezen op afgestoten bedrijfsonderdelen. In 2007 werd een bedrag van 1,64 Euro per gewoon aandeel uitgekeerd. De pay-out bedraagt net als in 2007 45%. Van het totale dividend van 1,43 Euro per gewoon aandeel heeft de Vennootschap reeds als interimdividend uitgekeerd een bedrag van 0,40 Euro per gewoon aandeel in augustus 2008. Het slotdividend bedraagt dus 1,03 Euro per gewoon aandeel. De ex-dividenddatum zal zijn 23 april 2009. Conform artikel 30.2 van de statuten van de Vennootschap stelt de Raad van Bestuur onder goedkeuring van de Raad van Commissarissen voor het slotdividend van 1,03 Euro per gewoon aandeel naar keuze van de aandeelhouders, hetzij in contanten, hetzij in de vorm van gewone aandelen, in het kapitaal van de Vennootschap uit te keren. De verhouding tussen de waarde van het stockdividend en het contante dividend zal door de Raad van Bestuur op 8 mei 2009 na beurs worden vastgesteld op basis van het gewogen gemiddelde van de aandelenkoers op de laatste drie dagen van de keuzeperiode, namelijk 6, 7 en 8 mei 2009. Zowel het contante dividend als het stockdividend zullen ter beschikking van de houders van gewone aandelen worden gesteld op 14 mei 2009. De waarde van het slotdividend in gewone aandelen zal, een afrondingsverschil daargelaten, gelijk zijn aan die van het contante dividend. De aandelen benodigd voor het slotdividend werden of zullen worden ingekocht. De nieuwe gewone aandelen zijn gerechtigd tot dividend over het boekjaar 2009 en volgende jaren. **De Voorzitter** informeert of er vragen zijn met betrekking tot het voorstel tot uitkering van dividend.

De Voorzitter constateert dat er geen vragen zijn en verzoekt de aandeelhouders gebruik te maken van de stemkastjes. **De Voorzitter** constateert dat de vergadering het voorgestelde dividend met 11.667.636 stemmen voor, 847 stemmen tegen en 473.939 onthoudingen heeft vastgesteld.
Na de stemming verlaat KPMG de vergadering.

5. Corporate Governance: samenvatting van het Corporate Governance beleid

De Voorzitter verwijst naar het Corporate Governance hoofdstuk in het jaarverslag 2008 op de pagina's 43 tot en met 54 met toelichting over het beleid inzake Corporate Governance aan de hand van de best practices uit de Nederlandse Corporate Governance Code.

Sedert de statutenwijziging van 2006 die betrekking had op de afschaffing van de bijzondere meerderheid die nodig was voor benoeming, schorsing of ontslag van een bestuurder of commissaris, is de Vennootschap nu geheel compliant met de best practices uit de Nederlandse Corporate Governance Code, waarbij aangemerkt dient te worden dat de Vennootschap gebonden is door de lopende arbeidsovereenkomsten voor onbepaalde duur met de leden van de Raad van Bestuur die, zoals bekend, allen al in dienst kwamen van de Vennootschap vóór de invoering van de Code. Voorts geeft **de Voorzitter** aan dat de Monitoring Commissie in december 2008 een geactualiseerde Code publiceerde. Een eerste rapportage aan de hand van de best practice aanbevelingen van de geactualiseerde code moet voor het eerst in 2010 gebeuren, over het boekjaar 2009. In de loop van 2009 zal de Vennootschap de geactualiseerde Code bestuderen en zal aan de Raad van Commissarissen verslag uitgebracht worden over de betekenis van deze geactualiseerde Code voor het Corporate Governance beleid van de Vennootschap en de aan te brengen wijzigingen. Doelstelling zal zijn om geheel compliant te zijn met de geactualiseerde Code en hierover aan de AVA in 2010 een toelichting te verstrekken. **De Voorzitter** merkt op dat zoals eerder aangegeven in de loop van het verslagjaar de beschermingsconstructie van de Vennootschap onder de loep is genomen door de Raad van Commissarissen en de Raad van Bestuur. Deze beschermingsconstructie met de Stichting Continuïteit Nutreco (de "Stichting") bestaat sinds vóór de beursgang van 1997. De Stichting is een onafhankelijke rechtspersoon die is opgericht ter behartiging van de belangen van de Vennootschap en de met haar verbonden ondernemingen en alle belanghebbende partijen zoals aandeelhouders en werknemers, door onder meer zoveel mogelijk invloeden te voorkomen die de continuïteit, zelfstandigheid en identiteit van de Vennootschap zouden bedreigen op een wijze die in strijd met die belangen zou zijn. Op 19 maart 2009 is de tussen de Vennootschap en de Stichting gesloten put-call optie overeenkomst gewijzigd in die zin dat de Vennootschap vrijwillig afstand heeft gedaan van die putoptie. De Stichting heeft deze afstand aanvaard. Bij notariële akte van 19 maart 2009 werden de statuten van de Stichting gewijzigd in die zin dat indien een derde al dan niet geleidelijk aandelen in het kapitaal van de Vennootschap verwerft of een bod op de aandelen in het kapitaal van de Vennootschap uitbrengt, de Stichting de calloptie slechts kan uitoefenen indien een dergelijke verwerving of bod niet wordt gesteund door de Raad van Bestuur en de Raad van Commissarissen. De Cumulatief Preferente aandelen D die door de Stichting worden verkregen bij uitoefening van de calloptie, dienen binnen een periode van maximaal twee jaar ingetrokken te worden. De beschermingsconstructie is bijgevolg niet afgeschaft, maar is wel in lijn met gebracht met de huidige opvattingen inzake beschermingsconstructies die in toenemende mate een putoptie ten gunste van de Vennootschap afkeuren. De maximumduur van uitstaan van de Cumulatief Preferente aandelen D is de wettelijke maximum-termijn van 2 jaar.

De Voorzitter deelt mede dat hij graag het woord wenst te geven aan de heer **J.M. de Jong** voor een korte toelichting op de toepassing in de loop van het verslagjaar van het door deze vergadering in 2004 aangenomen, en in daaropvolgende vergaderingen bijgestelde remuneratiebeleid.

De heer **J.M. de Jong** dankt de Voorzitter en deelt mede dat voor 2008 geen wijzigingen in het remuneratiebeleid te melden zijn. Hij geeft aan dat hij graag de verschillende componenten van de remuneratie van de Raad van Bestuur toelicht, zoals die nader zijn toegelicht op pagina's 48 en volgende van het jaarverslag. Voor de salariskosten verwijst hij graag naar het desbetreffende overzicht op de pagina's 132 en 133 van het jaarverslag. Het remuneratiebeleid is gericht op de mediaan van de markt en bestaat primair uit een basissalaris, dat wordt bepaald op basis van een peergroup die sedert de goedkeuring door de AVA in 2008 bestaat uit de zeven laagst geplaatste AEX ondernemingen en de acht hoogst geplaatste AMX ondernemingen. Voor 2009 is de aanpassing van het basissalaris beperkt tot 2% inclusief inflatie-correctie. Een bonus wordt toegekend aan de leden van de Raad van Bestuur op basis van het behalen van meetbare financiële doelstellingen en operationele en strategische doelstellingen. De financiële doelstellingen hebben een weging van 75% van de totale bonus en de operationele en strategische doelstellingen hebben elk een weging van 12½%. De financiële doelstellingen worden afgetekend door de externe accountant. De niet-financiële doelstellingen worden gemeten aan de hand van meetbare doelstellingen die met de Raad van Bestuur jaarlijks worden vastgelegd.
De bonus bedraagt nu maximaal 90% van het basissalaris voor de CEO en maximaal 75% van het basissalaris voor de CFO en de COO. De over het jaar 2008 op voorstel van het Remuneration Committee door de Raad van Commissarissen aangenomen bonus bedroeg 73% van het basissalaris van de CEO en 61% van het basissalaris voor de CFO en de COO. Naast het basissalaris en de bonus bestaat ook nog een lange termijn incentive in de vorm van prestatiegebonden aandelen. Jaarlijks worden prestatiegebonden aandelen toegekend die afhankelijk van de bereikte total shareholders return na drie jaar definitief worden ("vesten"). Vesting vindt slechts plaats indien de Vennootschap de mediaanpositie van de peergroup behaalt. In dat geval vindt er vesting plaats voor 50% van de drie jaar eerder toegekende prestatiegebonden aandelen. Indien de Vennootschap beter presteert dan de mediaan dan neemt het aantal aandelen die vesten toe tot een maximum van 150% ingeval de eerste positie wordt behaald. Indien de Vennootschap beter presteert dan alle vennootschappen die genoteerd zijn aan de AEX, de AMX en de Small Cap, dan wordt 150% van het aantal van de drie jaar eerder toegekende aandelen definitief toegewezen aan de leden van de Raad van Bestuur. Vervolgens geldt een periode van twee jaar waarin de aandelen niet mogen worden verkocht, met uitzondering van dat deel van de aandelen waarmee belastingverplichtingen dienen te worden voldaan die op de aandelen rusten op het moment van vesting.

De economische waarde van deze aandelen op het moment van granting bedraagt 90% van het basissalaris voor de CEO en 75% van het basissalaris voor de CFO en de COO. In 2008 zijn 21.000 prestatiegebonden aandelen toegekend aan de CEO en 14.500 aan de CFO en de COO. In 2009 zijn 32.000 prestatiegebonden aandelen aan de CEO toegekend en 22.000 aan de CFO en de COO. De heer **J.M. de Jong** merkt op dat daar een reflectie uit blijkt van de veel lagere beurskoers in 2009 ten opzichte van 2008. Tot slot deelt de heer **J.M. de Jong** mede dat de bezoldiging van de leden van de Raad van Bestuur ook een ziektekostenverzekering, een auto en een forfaitaire onkostenvergoeding van 3.741 Euro per jaar omvat.

De Voorzitter dankt de heer **J.M. de Jong** en informeert of er nog aandeelhouders zijn die het woord wensen.

De heer **Heinemann** neemt het woord en deelt mede dat hij een vraag heeft over de Stichting Continuïteit Nutreco en het intrekken van de putoptie. Hij geeft aan dat hij niet begrijpt hoe de regeling met betrekking tot de putoptie werkt. Hij meent dat een beschermingsconstructie een bijzonder nuttig instrument is. Hij verwijst naar ABN AMRO waarbij een belang van 1% catastrofale gevolgen had die hebben geleid tot de ondergang van ABN en merkt op dat hij een groot voorstander is van beschermingsconstructies.

De Voorzitter geeft aan dat de Vennootschap voorstander is van een beschermingsconstructie en die heeft behouden. Hij legt uit dat de Stichting Continuïteit Nutreco een onafhankelijk bestuur heeft die moet beoordelen of de calloptie moet worden uitgeoefend. Hij merkt op dat ook een putoptie bestond die kon worden uitgeoefend door de Raad van Bestuur. Indien de Raad van Bestuur het bestuur van de Stichting berichtte dat de putoptie werd uitgeoefend, dan was voor de uitoefening van de putoptie geen afzonderlijk besluit van het bestuur van de Stichting nodig. **De Voorzitter** merkt op dat de putoptie is afgeschaft en de calloptie is gehandhaafd, met dien verstande dat de Stichting de calloptie ingeval van een al dan niet geleidelijke verwerving van of bod op aandelen in de Vennootschap slechts kan uitoefenen indien de Raad van Bestuur en de Raad van Commissarissen een dergelijke verwerving of bod niet steunen. **De Voorzitter** vraagt aan de heer **B. Verwilghen** of daar nog iets aan moet worden toegevoegd.

De heer **B. Verwilghen** merkt op dat het niet nodig is daar nog iets aan te voegen tenzij aandeelhouders hierover nog vragen hebben.

De Voorzitter geeft het woord aan de heer **Dekker (VEB)**.

De heer **Dekker (VEB)** geeft aan dat het goed is om te herhalen dat het standpunt van de VEB met betrekking tot beschermingsconstructies niet is gewijzigd. Daarnaast geeft hij aan dat het afscheid van de heer **J.B. Steinemann** geen win/win situatie is. Hij merkt op dat met het afscheid van de heer **J.B. Steinemann** een bekwame bestuurder is weggegaan en de heer **J.B. Steinemann** heeft gekozen voor een betere toekomst. Hij neemt daarbij aan dat het vertrek van de heer **J.B. Steinemann** de Vennootschap weinig of niets heeft gekost en vraagt of **de Voorzitter** hierover nog iets kan mededelen.

De Voorzitter geeft aan dat hij later zal ingaan op het afscheid van de heer **J.B. Steinemann.** Hij merkt over beschermingsconstructies op dat de VEB beschermingsconstructies afwijst omdat die niet in het belang van de aandeelhouders zouden zijn. Hij geeft aan dat met een beschermingsconstructie tijdwinst kan worden geboekt om ook voor de aandeelhouder de beste deal er uit te halen. **De Voorzitter** merkt op dat er niet alleen gekeken wordt naar de belangen van aandeelhouders, maar in het kader van de lange termijn visie ook naar de belangen van alle stakeholders. Hij verwijst naar de commissierapporten waaruit blijkt dat beschermingsconstructies toch weer aan belang winnen.

De heer **Dekker (VEB)** geeft aan dat er niets op tegen is om de Raad van Bestuur meer tijd te geven. Hij geeft echter aan dat twee jaar behoorlijk lang is voor het intrekken van preferente aandelen.

De Voorzitter geeft aan dat twee jaar het wettelijk toegestane maximum is en dat dit maximum wellicht niet nodig is.

De heer **Dekker (VEB)** geeft aan dat hij het aanvaardbaar vindt indien voor elk afzonderlijk geval een apart maximum wordt afgesproken. Hij wenst te benadrukken dat de VEB niet voor een korte termijn strategie is, maar mismanagement wel op de korte termijn aan de kaak wil kunnen stellen.

De Voorzitter geeft aan dat mismanagement niet zal worden geaccepteerd door de Raad van Commissarissen. Vervolgens deelt hij mede dat de heer **J.B. Steinemann** op basis van zijn arbeidsovereenkomst recht had op een vast salaris van een jaar en een variabel salaris van een jaar. Een maand na het terugtreden van de heer **J.B. Steinemann** heeft hij een nieuwe baan gevonden.

De Voorzitter vraagt of er nog meer vragen zijn met betrekking tot Corporate Governance en geeft het woord aan de heer **Stevense.**

De heer **Stevense** geeft aan dat niet hoeft te worden vastgehouden aan het wettelijke maximum van twee jaar. Hij geeft aan dat ook een termijn van een half jaar in acht kan worden genomen.

De Voorzitter geeft aan dat de heer **Stevense** daar gelijk in heeft. **De Voorzitter** merkt op dat de maximaal toegestane wettelijke termijn niet hoeft te worden gebruikt. In de meeste gevallen zal een periode van een jaar nodig zijn. Hij deelt mede dat de wettelijke ruimte van twee jaar niet voor niets is vastgesteld en dat over de lengte van deze termijn goed is nagedacht. Hij geeft aan dat het niet in de bedoeling ligt om deze periode van twee jaar ook daadwerkelijk te hoeven gebruiken, maar dat het goed is om te kunnen beschikken over een dergelijke termijn.

De Voorzitter merkt op dat er geen vragen meer zijn naar aanleiding van dit agendapunt en wenst over te gaan tot behandeling van agendapunt 6.

6. Decharge

6.1 Decharge van de Raad van Bestuur voor het gevoerde beleid

De Voorzitter deelt mede dat conform de statuten wordt gevraagd decharge te verlenen aan de Raad van Bestuur voor het in 2008 gevoerde beleid. Omdat er op dit punt geen vragen van aandeelhouders zijn, verzoekt **de Voorzitter** de aandeelhouders over te gaan tot stemming en daarbij gebruik te maken van de stemkastjes. **De Voorzitter** constateert dat de vergadering met 12.023.231 stemmen voor, 49.857 stemmen tegen en 24.219 onthoudingen decharge verleent aan de Raad van Bestuur voor het in 2008 gevoerde beleid en stelt derhalve vast dat de vergadering decharge verleent en dankt de vergadering voor het vertrouwen.

6.2 Decharge van de Raad van Commissarissen voor het uitgeoefende toezicht

De Voorzitter deelt mede dat conform de statuten wordt gevraagd decharge te verlenen aan de Raad van Commissarissen voor het in 2008 uitgeoefende toezicht. Omdat er op dit punt geen vragen van aandeelhouders zijn, verzoekt **de Voorzitter** de aandeelhouders over te gaan tot stemming en gebruik te maken van de stemkastjes. **De Voorzitter** constateert dat de vergadering met 12.018.432 stemmen voor, 49.942 stemmen tegen en 28.812 onthoudingen decharge verleent aan de Raad van Commissarissen voor het uitgeoefende toezicht in het boekjaar 2008 en dankt de vergadering hartelijk voor het vertrouwen.

7. **Benoeming van KPMG Accountants N.V. als externe accountant**

De Voorzitter deelt mede dat op aanbeveling van het Audit Committee wordt voorgesteld KPMG Accountants N.V. te benoemen als externe accountant van de Vennootschap voor een duur verstrijkend bij de afsluiting van het boekjaar 2010. **De Voorzitter** geeft aan dat er meestal goedkeuring wordt gevraagd over het lopende boekjaar. Dit laatste leidt tot complicaties ingeval gedurende het lopende boekjaar de goedkeuring niet wordt gegeven, om welke reden de Vennootschap reeds nu ook voor het boekjaar 2010 de goedkeuring vraagt. KPMG Accountants N.V. zal bij deze opdracht worden vertegenwoordigd door de heer **R. Kreukniet** die de verantwoordelijke partner is tot de afsluiting van het boekjaar 2009, waarna een andere senior partner van KPMG de verantwoordelijkheid zal overnemen. Om de zeven jaar roteert namelijk de verantwoordelijke partner binnen KPMG Accountants N.V.

De Voorzitter vraagt of er over de benoeming van KPMG Accountants N.V. als externe accountant van de Vennootschap vragen zijn. **De Voorzitter** constateert dat er geen vragen zijn en vraagt de aandeelhouders over te gaan tot stemming. **De Voorzitter** constateert na de stemming dat de vergadering met 12.135.596 stemmen voor, 938 stemmen tegen en 377 onthoudingen de benoeming van KPMG Accountants N.V. als externe accountant van de Vennootschap voor een periode eindigend bij de afsluiting van het boekjaar 2010 goedkeurt.

8. **Machtiging tot uitgifte van gewone aandelen en tot het beperken of uitsluiten van voorkeursrechten**

8.1 **Voorstel tot machtiging van de Raad van Bestuur – onder goedkeuring van de Raad van Commissarissen – tot uitgifte van gewone aandelen en tot het verlenen van rechten tot het nemen van gewone aandelen als bedoeld in artikel 8 van de statuten van de Vennootschap, voor de duur van 18 maanden**

De Voorzitter deelt mede dat overeenkomstig artikel 8 van de statuten van de Vennootschap wordt gevraagd de Raad van Bestuur machtiging te verlenen om, onder goedkeuring van de Raad van Commissarissen, te besluiten tot uitgifte van gewone aandelen en tot het verlenen van rechten tot het nemen van gewone aandelen. De bevoegdheid is beperkt tot 10% van de uitstaande gewone aandelen ten tijde van de machtiging, welk percentage wordt verhoogd tot 20% in geval van fusie of acquisitie. Deze machtiging wordt mede gevraagd om de Raad van Bestuur toe te laten om tijdig en op een flexibele manier te reageren met betrekking tot de financiering van de Vennootschap. De duur van de gevraagde machtiging is 18 maanden, conform de huidige praktijk van Corporate Governance, beginnend na goedkeuring van het voorgestelde besluit.

Aangezien er geen vragen zijn, vraagt **de Voorzitter** de aandeelhouders over te gaan tot stemming. **De Voorzitter** constateert na de stemming dat de vergadering met 11.977.059 stemmen voor, 164.083 stemmen tegen en 968 onthoudingen het voorstel goedkeurt om de Raad van Bestuur te machtigen tot het uitgeven van gewone aandelen en tot het verlenen van rechten tot het nemen van gewone aandelen met beperking tot 10% van het uitstaande kapitaal, verhoogd tot 20% in geval van een fusie of acquisitie voor een duur van 18 maanden.

8.2 Voorstel tot aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is om – onder goedkeuring van de Raad van Commissarissen – te besluiten tot uitsluiting of beperking van het recht van voorkeur als bedoeld in artikel 9 van de statuten van de Vennootschap, voor de duur van 18 maanden

De Voorzitter deelt mede dat overeenkomstig artikel 9 van de statuten van de Vennootschap gevraagd wordt om de Raad van Bestuur aan te wijzen als het orgaan dat bevoegd is om, onder goedkeuring van de Raad van Commissarissen, te besluiten tot het beperken of uitsluiten van voorkeursrecht bij uitgifte of verlening van aandelen, conform artikel 96, Boek 2 van het Burgerlijk Wetboek. In overeenstemming met het voorstel onder 8.1 is de aanwijzing beperkt tot een periode van 18 maanden. **De Voorzitter** merkt op dat voor dit voorstel een meerderheid van ten minste 2/3 van de uitgebrachte stemmen vereist is, aangezien minder dan 50% van het geplaatste kapitaal ter vergadering vertegenwoordigd is.

Aangezien er geen vragen zijn, vraagt **de Voorzitter** de aandeelhouders over te gaan tot stemming. **De Voorzitter** constateert na de stemming dat de vergadering met 11.677.784 stemmen voor, 417.795 stemmen tegen en 45.953 onthoudingen het voorstel tot aanwijzing van de Raad van Bestuur als het orgaan dat voor een periode van 18 maanden bevoegd is om te besluiten tot uitsluiting of beperking van het recht van voorkeur goedkeurt.

9. Machtiging tot inkoop van gewone aandelen en Cumulatief Preferente aandelen A en voorstel tot intrekking van Cumulatief Preferente aandelen A

9.1 Voorstel tot machtiging van de Raad van Bestuur – onder goedkeuring van de Raad van Commissarissen – tot inkoop door de Vennootschap van eigen gewone aandelen en Cumulatief Preferente aandelen A als bedoeld in artikel 10 van de statuten van de Vennootschap, voor de duur van 18 maanden

De Voorzitter merkt op dat overeenkomstig artikel 10 van de statuten van de Vennootschap gevraagd wordt de Raad van Bestuur machtiging te verlenen om, onder goedkeuring van de Raad van Commissarissen en onverminderd het bepaalde in artikel 98, Boek 2 Burgerlijk Wetboek, gewone aandelen en Cumulatief Preferente aandelen A vertegenwoordigende maximaal 10% van het geplaatste kapitaal van de Vennootschap te verkrijgen. Voor wat betreft de gewone aandelen wordt machtiging gevraagd om de gewone aandelen te verkrijgen voor een prijs per gewoon aandeel liggend tussen de nominale waarde van de gewone aandelen en 110% van de gemiddelde koers van de gewone aandelen op de door Euronext Amsterdam N.V. gehouden Effectenbeurs gedurende de vijf handelsdagen voorafgaande aan die verkrijging. Deze machtiging tot inkoop geeft de Raad van Bestuur, onder goedkeuring van de Raad van Commissarissen, de flexibiliteit om verplichtingen na te komen betreffende aandelen gerelateerde beloningsplannen of anderszins. Voor wat betreft de Cumulatief Preferente aandelen A wordt machtiging gevraagd om Cumulatief Preferente aandelen A te verkrijgen voor een prijs per Cumulatief Preferent aandeel A liggend tussen de nominale waarde van de Cumulatief Preferente aandelen A en de intrinsieke waarde verhoogd met de verdisconteerde waarde van het nog, conform artikel 29.1 van de statuten van de Vennootschap, tot en met 30 december 2010 verschuldigde rendement en met de bij de verkrijging te maken kosten. De duur van de gevraagde machtiging is 18 maanden, beginnend na goedkeuring van het voorgestelde besluit.

Aangezien er geen vragen zijn, vraagt **de Voorzitter** de aandeelhouders over te gaan tot stemming. **De Voorzitter** constateert na de stemming dat de vergadering met 11.955.502 stemmen voor, 185.070 stemmen tegen en 1.204 onthoudingen het voorstel tot machtiging van de Raad van Bestuur, onder goedkeuring van de Raad van Commissarissen, tot inkoop van eigen gewone aandelen en Cumulatief Preferente aandelen A voor de duur van 18 maanden goedkeurt.

9.2 <u>Voorstel tot intrekking van Cumulatief Preferente aandelen A</u>

De Voorzitter legt uit dat indien en voor zover op grond van een besluit genomen conform agendapunt 9.1 er Cumulatief Preferente aandelen A zijn ingekocht, goedkeuring wordt gevraagd om de aldus ingekochte Cumulatief Preferente aandelen A in te trekken conform de wet en artikel 11 van de statuten van de Vennootschap en zodoende het geplaatste kapitaal van de Vennootschap te verminderen. Conform het bepaalde in artikel 11 van de statuten van de Vennootschap werd de vergadering van Cumulatief Preferente aandelen A verzocht om voorafgaand aan de AVA van 2009 haar goedkeuring te verlenen aan het voorstel tot intrekking van die Cumulatief Preferente aandelen A. Deze vergadering van houders van Cumulatief Preferente aandelen A heeft plaatsgevonden op 14 april 2009 en heeft dit voorstel goedgekeurd. **De Voorzitter** merkt op dat de intrekking van die Cumulatief Preferente aandelen A van kracht wordt nadat het besluit tot intrekking is neergelegd ten kantore van het handelsregister en twee maanden zijn verstreken na de publicatie van het besluit tot intrekking in een landelijk verspreid dagblad en mits schuldeisers hiertegen binnen die termijn geen verzet aantekenen.

De Voorzitter deelt mede dat voor dit voorstel een meerderheid van ten minste 2/3 van de uitgebrachte stemmen vereist is indien minder dan 50% van het geplaatst kapitaal ter vergadering vertegenwoordigd is.
De Voorzitter geeft aan dat minder dan 50% van het geplaatste kapitaal is vertegenwoordigd en dat een meerderheid van 2/3 van de uitgebrachte stemmen is vereist.

De Voorzitter constateert dat er geen vragen zijn en vraagt de aandeelhouders over te gaan tot stemming. **De Voorzitter** constateert dat de vergadering met 11.831.721 stemmen voor, 173.812 stemmen tegen en 132.218 onthoudingen het voorstel tot intrekking van Cumulatief Preferente aandelen A goedkeurt, indien en voor zover Cumulatief Preferente aandelen A zijn ingekocht.

10. Samenstelling van de Raad van Commissarissen

10.1 Het periodiek aftreden van de heer J.A.J. Vink als Commissaris van de Vennootschap en zijn voordracht tot herbenoeming

De Voorzitter geeft aan dat de heer **J.A.J. Vink**, lid van de Raad van Commissarissen, voor de eerste maal tot Commissaris werd benoemd op de AVA van 19 mei 2005. Zijn mandaat verstrijkt per deze AVA. Voor de persoonlijke gegevens van de heer **J.A.J. Vink** verwijst **de Voorzitter** naar de toelichting op dit agendapunt. De heer **J.A.J. Vink** heeft de Raad van Commissarissen medegedeeld zich herbenoembaar te stellen en de Raad van Commissarissen heeft besloten aan de AVA, conform artikel 14.5 van de statuten van de Vennootschap, een niet bindende voordracht te doen om de heer **J.A.J. Vink** te herbenoemen als Commissaris van de Vennootschap voor een nieuwe termijn van vier jaar, verstrijkend op de jaarlijkse AVA van 2013.
De Voorzitter geeft aan dat de Raad van Commissarissen er groot belang aan hecht verder een beroep te kunnen doen op de ruime ervaring van de heer **J.A.J. Vink** als lid van de Raad van Commissarissen en van het Audit Committee van de Vennootschap. De Raad van Bestuur ondersteunt ten volle de voordracht van de heer **J.A.J. Vink** als Commissaris van de Vennootschap en als lid van het Audit Committee.

De **Voorzitter** stelt de vraag of er op over dit agendapunt vragen zijn en geeft het woord aan de heer **Koster**.

De heer **Koster** geeft aan dat de aandeelhouders van de Vennootschap grote waardering hebben voor de heer **J.A.J. Vink**. Hij heeft veel kennis van zaken aangezien hij bij vele ondernemingen werkzaam is geweest. De heer **Koster** geeft aan dat uit het curriculum vitae van de heer **J.A.J. Vink** valt op te maken dat hij ook commissaris is bij Cargill die een concurrent en een leverancier van Nutreco is.

Hij stelt dat de heer **J.A.J. Vink** twee petten op heeft, hetgeen soms een voordeel en soms een nadeel kan zijn. Hij geeft aan dat een eventueel voordeel kan zijn dat de heer **J.A.J. Vink** als bruggenbouwer kan functioneren bij een eventuele fusie met of overname door Cargill.

De Voorzitter dankt de heer **Koster** en merkt op dat Cargill inderdaad als een concurrent of conculega kan worden gezien. Hij geeft aan dat Cargill een leverancier is. Daarnaast merkt hij op dat nog nooit een conflict of interest is geconstateerd. Hij geeft voorts aan dat het tot aanbeveling strekt dat een Commissaris van de Vennootschap de handel zo goed begrijpt. Daarna geeft **de Voorzitter** het woord aan de heer **J.A.J. Vink.**

De heer **J.A.J. Vink** geeft aan dat hij commissaris is bij Cargill B.V. in Nederland, welke vennootschap zeer weinig overlap heeft met de activiteiten van Nutreco. Hij geeft aan dat hij zich als commissaris bij Cargill B.V. alleen bezighoudt met de Nederlandse activiteiten die met name zien op de exploitatie van cacao. Daarnaast zien de activiteiten ook nog op exploitatie van grondstoffen waarvan Nutreco een koper is. Hij geeft aan dat in dat geval hoogstens kan worden gesproken over een leveranciersrelatie en niet over een concurrentiesituatie in Nederland.

De Voorzitter geeft aan dat geen last wordt ondervonden van het commissariaat van de heer **J.A.J. Vink** bij Cargill B.V.

De Voorzitter constateert dat er geen vragen zijn en vraagt de aandeelhouders over te gaan tot stemming. **De Voorzitter** constateert dat de vergadering met 12.054.057 stemmen voor, 1.215 stemmen tegen en 87.763 onthoudingen het voorstel tot herbenoeming van de heer **J.A.J. Vink** goedkeurt.

10.2 Het aftreden van de heer L.J.A.M Ligthart als vice-voorzitter van de Raad van Commissarissen en als Commissaris van de Vennootschap

De Voorzitter geeft aan dat de heer **L.J.A.M. Ligthart**, vice-voorzitter van de Raad van Commissarissen, op deze AVA terugtreedt na voor de maximale termijn van 12 jaar lid te zijn geweest van de Raad van Commissarissen, waarvan de laatste vijf jaar als vice-voorzitter van de Raad van Commissarissen. De heer **L.J.A.M. Ligthart** was ook nog voorzitter van het Audit Committee vanaf haar oprichting in 2002.

De Voorzitter merkt op dat de heer **L.J.A.M. Ligthart** een grote inzet en gevoel voor de Vennootschap en haar mensen heeft getoond. In zijn functie van vice-voorzitter van de Raad van Commissarissen zal de heer **L.J.A.M. Ligthart** opgevolgd worden door de heer **J.M. de Jong**, lid van de Raad van Commissarissen en voorzitter van het Remuneration Committee.

De Voorzitter dankt, mede namens de gehele Raad van Commissarissen, de heer **L.J.A.M Ligthart** voor zijn belangrijke bijdrage aan het functioneren van de Raad van Commissarissen en voor de leiding die hij als voorzitter aan het Audit Committee heeft gegeven. De Voorzitter overhandigt drie flessen wijn als dank voor bewezen diensten en hij vraagt de aanwezige aandeelhouders om applaus.

De heer **L.J.A.M. Ligthart** merkt op dat hij de twaalf jaar als Commissaris van de Vennootschap als een zeer boeiende tijd heeft ervaren. Hij geeft aan dat Nutreco langdurig in beweging is geweest, mooie posities heeft ingenomen, een goede strategie en trouwe aandeelhouders heeft. Hij geeft aan dat hij altijd met veel plezier uitkeek naar het samenzijn.

10.3 De benoeming van de heer R.J. Frohn als Commissaris van de Vennootschap

De Voorzitter geeft aan dat de Raad van Commissarissen heeft besloten, conform artikel 14.5 van de statuten, om een niet bindende voordracht te doen om de heer **R.J. Frohn** te benoemen als Commissaris van de Vennootschap voor een termijn van vier jaar, verstrijkend op de jaarlijkse AVA van 2013. Indien deze vergadering de heer **R.J. Frohn** benoemt tot Commissaris van de Vennootschap, zal de heer **R.J. Frohn** ook benoemd worden door de Raad van Commissarissen als voorzitter van het Audit Committee. De heer **R.J. Frohn** heeft ruime ervaring binnen de raad van bestuur van AkzoNobel, zowel in een financiële functie als in een business management functie en de Raad van Commissarissen meent dat de heer **R.J. Frohn** een uitstekende aanvulling zal zijn op de huidige leden van de Raad van Commissarissen na het vertrek van de heer **L.J.A.M. Ligthart**. Deze voordracht heeft de volle steun van de Raad van Bestuur. Voor de persoonlijke gegevens van de heer **R.J. Frohn** verwijst **de Voorzitter** naar de toelichting op dit agendapunt.

Aangezien er geen vragen zijn, vraagt **de Voorzitter** de aandeelhouders over te gaan tot stemming. **De Voorzitter** constateert na de stemming dat de vergadering met 12.045.479 stemmen voor, 690 stemmen tegen en 96.638 onthoudingen het voorstel tot benoeming van de heer **R.J. Frohn** als lid van de Raad van Commissarissen goedkeurt.

10.4 De benoeming van de heer A. Puri als Commissaris van de Vennootschap

De Voorzitter geeft aan dat de Raad van Commissarissen heeft besloten, conform artikel 14.5 van de Statuten, om een niet bindende voordracht te doen om de heer **A. Puri** te benoemen als Commissaris van de Vennootschap voor een termijn van vier jaar, verstrijkend op de jaarlijkse AVA van 2013.

De heer **A. Puri** heeft als lid van de raad van bestuur van Numico, tot aan haar overname in 2007 door Danone, ervaring die toegespitst is op R&D en productintegriteit, -veiligheid en -kwaliteit en de Raad van Commissarissen meent dat de ervaring van de heer **A. Puri** op dit vlak bijzonder waardevol zal zijn voor de Raad van Commissarissen. Deze voordracht heeft ook de volle steun van de Raad van Bestuur. De heer **A. Puri** zal tevens lid worden van een van de commissies van de Raad van Commissarissen. Voor de persoonlijke gegevens van de heer **A. Puri** verwijst **de Voorzitter** naar de toelichting op dit agendapunt.

De Voorzitter informeert of er nog aandeelhouders zijn die het woord wensen.

De heer **Koster** neemt het woord en deelt mede niet te twijfelen aan de kundigheid van de heer **Puri**, maar dat de leden van de Raad van Commissarissen en de Raad van Bestuur nu op één uitzondering na Nederlandstalig is. Hij geeft aan dat met de komst van de heer **A. Puri** als Commissaris van de Vennootschap in de Engelse taal zal moeten worden gecommuniceerd.

De Voorzitter geeft aan dat met de heer **Y. Barbieux** al in de Engelse taal wordt gecommuniceerd.

De heer **Koster** geeft aan dat de Engelse taal tot spraakverwarring kan leiden. Hij geeft echter ook aan dat het een verrijking is dat een commissaris zal worden benoemd die uit het buitenland afkomstig is. Hij merkt op dat hij het liefst een dame achter de bestuurstafel had gezien. De heer **Koster** wil voorts de heer **L.J.A.M. Ligthart** bedanken voor zijn inzet en de nieuwe commissarissen feliciteren met hun benoeming als Commissaris van de Vennootschap.

De Voorzitter dankt de heer **Koster** en geeft aan dat het een wens was om een dame in de Raad van Commissaris te benoemen. Hij geeft aan dat er bij de benoeming van een nieuwe commissaris altijd wordt gekozen voor kennis en kunde maar dat er sprake is van een groter aanbod van mannen dan van vrouwen. Diversiteit staat hoog in het vaandel bij de Vennootschap en aan diversiteit is momenteel invulling gegeven door de benoeming van een commissaris afkomstig uit het buitenland. Hij geeft aan dat de benoeming van een commissaris die afkomstig is uit een ander werelddeel ook een verrijking is. Tot slot geeft hij aan dat diversiteit in leeftijd ook een verrijking is en verwijst daarbij naar de heer **R.J. Frohn**.

Aangezien er geen vragen zijn, vraagt **de Voorzitter** de aandeelhouders over te gaan tot stemming. **De Voorzitter** constateert na de stemming dat de vergadering met 12.140.830 stemmen voor, 1.390 stemmen tegen en 225 onthoudingen het voorstel tot benoeming van de heer **A. Puri** als lid van de Raad van Commissarissen goedkeurt.

11. Samenstelling van de Raad van Bestuur – terugtreden van de heer J.B. Steinemann als lid van de Raad van Bestuur en Chief Operating Officer

De Voorzitter meldt dat, zoals aangekondigd in het persbericht van 23 maart 2009, de heer **J.B. Steinemann** per 30 juni 2009 zal terugtreden als lid van de Raad van Bestuur en COO. Hij is inmiddels benoemd tot CEO van het Zwitserse chocoladebedrijf Barry Callebaut. De Raad van Commissarissen dankt de heer **J.B. Steinemann** voor zijn inzet voor het bedrijf sedert zijn benoeming in november 2001. De taken van de heer **J.B. Steinemann** zijn verdeeld tussen de overige leden van de Raad van Bestuur. Op dit moment wordt gewerkt aan een nieuwe topstructuur van de Vennootschap, en op niet al te lange termijn zal een aankondiging worden gedaan over de nieuwe topstructuur van de Vennootschap, welke zal worden voorgelegd in een Buitengewone Algemene Vergadering van Aandeelhouders.

De Voorzitter stelt voor om over te gaan tot het laatste punt van de agenda.

12. Mededelingen en rondvraag

De Voorzitter herinnert de vergadering er aan dat de vergadergerechtigden bij de informatiebalie een kaart in ontvangst konden nemen waarop kan worden aangegeven of toezending is gewenst van onder meer de notulen van deze vergadering. **De Voorzitter** nodigt de vergadering uit deze kaart ingevuld aan de informatiebalie af te geven of op te sturen aan de Vennootschap.

De Voorzitter informeert of er nog aandeelhouders zijn die het woord wensen.

De heer **Heinemann** neemt het woord en geeft aan dat hij graag zou zien dat de AVA van 2010 op een latere datum wordt gehouden. Hij geeft aan dat daar verschillende argumenten voor zijn. In de eerste plaats is het momenteel spitsuur voor wat betreft vergaderactiviteiten. Hij geeft aan dat hij vorig jaar aandelen had in zes verschillende ondernemingen die alle op dezelfde dag een AVA hielden. In de tweede plaats is in accountantskringen de subsequent review over het eerste kwartaal heel belangrijk. Hij geeft aan dat de economie nu waarschijnlijk op een turning point is gekomen. In de derde plaats zijn alle punten op de AVA al bekend. Alle commentaren van analisten zijn dan al verschenen, en het betreft een formele decharge van het bestuur en de raad van commissarissen, plus een formele bevestiging van het uit te keren dividend alsmede het voldoen aan een aantal wettelijke eisen.

De Voorzitter dankt de heer **Heinemann.** Hij heeft begrip voor de vraag om ook de informatie die betrekking heeft op het eerste kwartaal van het jaar waarin de AVA wordt gehouden te bespreken, samen met de resultaten van het verslagjaar.

Hij geeft voorts aan dat de datum van de AVA in 2010 op 10 april ligt en dat de cijfers over het eerste kwartaal dan nog niet beschikbaar zijn. Hij geeft ook aan dat indien de cijfers van het 1e kwartaal van 2010 tijdens de AVA van 2010 zouden worden besproken, de vraag zal worden gesteld hoe het zit met de cijfers van het tweede kwartaal. **De Voorzitter** geeft aan dat het een belangrijk punt is waarover nog zal worden nagedacht.

De heer **Stevense** merkt op dat hij het niet eens is met de heer **Heinemann**. Hij geeft aan dat hij jarenlang heeft gepleit om aandeelhoudersvergaderingen te vervroegen. Hij geeft aan dat de eerste kwartaalcijfers versneld boven water moeten komen en hij geeft daarbij aan dat hij begrepen heeft dat Nutreco ook de intentie heeft om hier naar te streven. Ook merkt hij op dat er naar gestreefd moet worden om AVA's ook op maandagen en vrijdagen te houden.

De Voorzitter geeft aan dat een spreiding wellicht kan worden bereikt door de AVA's ook op maandagen en vrijdagen te houden.

De heer **Stevense** geeft aan dat het jaar niet is afgesloten zolang de AVA nog niet is gehouden. Indien de AVA is gehouden, dan is het jaar afgesloten en dan kan verder worden gegaan met het jaar waarin men bezig is.

De Voorzitter geeft aan dat dit punt zal worden meegenomen.

De heer **Schout** vraagt zich af wat de vroegst mogelijke datum zou kunnen zijn voor het houden van een AVA. Hij geeft aan dat als de AVA op een later tijdstip wordt gehouden, er een ophoping van AVA's ontstaat. Hij vraagt zich af of de AVA van Nutreco eind februari of begin maart kan worden gehouden.

De Voorzitter geeft aan dat de eerste AVA's eind maart worden gehouden. Indien de AVA eerder wordt gehouden dan is de kans kleiner dat cijfers die betrekking hebben op het eerste kwartaal al beschikbaar zijn. Hij geeft nogmaals aan dat dit punt zal worden meegenomen.

De heer **Schout** geeft aan dat veel bespaard wordt op energie. Graag had hij gezien dat tijdens deze vergadering meer licht zou branden. Hij vraagt zich af of hiermee bij de volgende AVA rekening kan worden gehouden.

De Voorzitter geeft aan dat dit gevraagd zal worden en dat in het vervolg de gordijnen zullen worden opengedaan.

De heer **Heinemann** geeft aan dat hij het nut van het vervroegen van de AVA niet inziet. Hij geeft aan dat hij weet hoe moeilijk het is om uit een zee van cijfers een jaarverslag te construeren. Hij geeft aan dat een AVA een feestelijke afsluiting en een gezellig samenzijn is, maar dat in principe alles al vaststaat.

De Voorzitter geeft aan dat het nut van het vervroegen van een AVA erin is gelegen dat het voorgaande jaar wordt afgesloten en dat de werknemers kunnen voortgaan met de zaken van het lopende jaar.

De heer **Janssen** vraagt zich af wat 'Future' betekent in de slagzin 'Feeding the Future' en vraagt zich af of de slagzin niet 'Feeding in the Future' zou moeten luiden.

De Voorzitter geeft aan dat een diepere betekenis is gelegen achter deze slagzin die de heer **W. Dekker** zal toelichten.

De heer **W. Dekker** geeft aan dat 'Feeding the Future' de grote uitdaging aangeeft waarvoor Nutreco staat: de voeding van negen miljard mensen met een Westerse levensstijl. 'Feeding the Future' past goed bij de ambities, de strategische richting en de uitdagingen van Nutreco.

De Voorzitter constateert dat er geen vragen meer zijn en dankt alle aanwezigen voor hun komst en belangstelling bij deze Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V. **De Voorzitter** deelt mede dat er nu een hapje en een drankje klaar staan. Tegen inlevering van de kaart die iedereen bij binnenkomst heeft ontvangen, zal een klein geschenk worden aangeboden.

13. Sluiting

De Voorzitter sluit de vergadering om 17.30 uur.

R. Zwartendijk	B. Verwilghen
Voorzitter	Secretaris van de Vennootschap

nutreco

Algemene Vergadering van Aandeelhouders

Amsterdam, 21 april 2009

feeding the future

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
21 april 2009

1. Opening

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
21 april 2009

2. Bericht van de Raad van Commissarissen, van het Audit Committee en van het Remuneration Committee over het boekjaar 2008

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
21 april 2009

3. Verslag van de Raad van Bestuur over het boekjaar 2008

nutreco

Inhoud

- Financiële resultaten over het jaar 2008
- Wereldwijde marktontwikkelingen
- Strategie
- Strategische agenda



feeding the future

nutreco

Solide resultaten in een volatiel jaar

- Omzet stijgt 22,9% tot EUR 4,9 miljard als gevolg van hogere grondstofprijzen en de bijdrage van acquisities
- Bedrijfsresultaat (EBITA) stijgt 14,7% tot EUR 182 miljoen met uitstekende resultaten in premix en speciaalvoer
- Spreiding van activiteiten en strategische positionering leveren stabiliteit in moeilijke tijden
- Verdubbeling van de 2006 EBITA tot EUR 230 miljoen naar verwachting te realiseren in 2010 - 2012
- Winst na belasting uit 'continuing operations' daalt met 6,6% door hogere financieringslasten en belastingdruk
- Gezonde balans en goede kapitaalstructuur ondersteunen toekomstige groei
- Dividend van EUR 1,43 per aandeel; pay-out ratio 45%

nutreco


Omzetontwikkeling in 2008
EUR x miljoen
Acquisities +13%
510
-81
Autonoom +12%
Valuta
effecten
-2%
607
-114
Volume -3%
Prijs +15%
4.021
4.943
2007
2008
nutreco

Bedrijfsresultaat (EBITA) per segment

EUR x miljoen	2008	2007	Verschil
Premix en speciaalvoer	84,1	38,7	117,3%
Mengvoer Europa	29,4	37,9	-22,4%
Diervoeding Canada	20,9	9,2	127,2%
Diervoeding	134,4	85,8	56,6%
Visvoer	67,7	71,0	-4,6%
Vlees en overige activiteiten	-0,4	22,3	-101,8%
Corporate	-19,6	-20,3	-3,4%
EBITA voor bijzondere posten	182,1	158,8	14,7%
Herstructurering	-9,4	-11,1	
Negatieve goodwill	10,2	5,6	
Overige	-	1,9	
Totaal bijzondere posten	0,8	-3,6	-1,2
Totaal bedrijfsresultaat (EBITA) uit 'continuing operations'	182,9	155,2	17,8%

nutreco

Netto resultaat en WPA

EUR x miljoen	2008	2007	Verschil
EBITDA	233,5	197,1	18,5%
Afschrijvingen	50,6	41,9	20,8%
EBITA	182,9	155,2	17,8%
Amortisatie	10,8	6,2	
EBIT van 'continuing operations'	172,1	149,0	15,5%
Netto financieringslasten	-31,2	-10,1	208,9%
Aandeel in resultaten deelnemingen	2,1	0,8	
Winstbelastingen	-37,2	-26,4	
Winst van 'continuing operations'	105,8	113,3	-6,6%
'Discontinued operations'	11,1	7,4	
WPA 'continuing operations'	3,02	3,24	-6,8%
WPA totaal Nutreco	3,34	3,46	-3,5%
Aantal uitstaande aandelen (gemiddeld)	34.365	34.317	

nutreco

Balans

Activa (EUR x miljoen)	31.12.08	31.12.07
Vaste activa	479	429
Immateriële activa	286	319
Overige vaste activa	77	95
Voorraden	384	342
Handelsvorderingen	706	585
Overige vlottende activa	12	15
Geldmiddelen en kasequivalenten	228	208
Totaal	2.172	1.993

Passiva (EUR x miljoen)	31.12.08	31.12.07
Eigen Vermogen	666	651
Rentedragende schuld	595	498
Voorzieningen	12	35
Handelsschulden	836	750
Overige verplichtingen	63	59
Totaal	2.172	1.993

	31.12.08	31.12.07
Netto werkkapitaal	254	177
Netto schuld	-367	-290

nutreco

Onderhandse lening in de Verenigde Staten

- USD 150 miljoen
- 3 tranches met looptijden van 5, 7 en 10 jaar
- 6 institutionele beleggers (3 nieuwe)
- Coupon 7,2 – 8,2%
- Succesvolle sluiting op 8 april 2009
- Met deze onderhandse lening kan Nutreco de aflossing van USD 46 miljoen in mei 2009 betalen
- Gemiddelde looptijd van bestaande financiering wordt verlengd
- Extra ruimte bij onderhandeling over herfinanciering van de syndicaatslening

nutreco

Nutreco dividend 2008

- Nutreco heeft als beleid een dividend uit te keren tussen 35-45% van de totale winst van het boekjaar, exclusief impairment en boekresultaten op afgestoten bedrijfsonderdelen; dit dividend is beschikbaar voor houders van gewone aandelen
- Dividend 2008 van EUR 1,43 (2007: 1,64) is de maximale pay-out ratio van 45% in het dividendbeleid van Nutreco
- Nutreco heeft in augustus 2008 al een interim-dividend uitgekeerd van EUR 0,40 (2007: 0,35)
- Het slotdividend van EUR 1,03 zal naar keuze van de aandeelhouder worden uitgekeerd in contanten of in aandelen
- De omwisselverhouding wordt op 8 mei 2009 nabeurs vastgesteld op basis van de gewogen gemiddelde koers van de laatste drie dagen van de keuzeperiode (6, 7 en 8 mei 2009)
- Dividend wordt op 14 mei 2009 betaalbaar gesteld

nutreco

Inhoud

- Financiële resultaten over geheel 2008
- Wereldwijde marktontwikkelingen
- Strategie
- Strategische agenda



feeding the future

nutreco

2008: een moeilijk jaar

Eerste helft 2008: wereldwijde voedselcrisis

- Gestegen vraag naar grondstoffen
- Sterke stijging graan- en soja prijzen
- Aanzienlijk hogere prijzen vitaminen
- Hogere kosten van voer drukken de marges van de boeren


TIME
The silent tsunami

Tweede helft 2008: wereldwijde financiële crisis

- Oogsten van granen en soja bereiken recordhoogte
- Sterke daling grondstoffenprijzen
- Liquiditeit in de waardeketen onder druk
- Verschuivingen in de consumptie van voedingsproducten


The New Hard Times
WALL STREET

nutreco


Ontwikkeling productievolume voer in de wereld


Ontwikkeling volume diervoeding
1.7%
2.0%
2.9%
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008E


Ontwikkeling volume zalmvoer
10%
11%
-1%
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008E

- Groei van productie diervoeding met 2,9% in 2008 t.o.v. 2007
- Wereldwijde productie van diervoeding is de afgelopen 10 jaar bijna 18% gegroeid
- Wereldwijde volumeontwikkeling voer in 2008 naar meer dan 700 miljoen MT
- Volumeontwikkeling zalmvoer naar circa 2,5 miljoen MT
- Volumeontwikkeling zalmvoer beïnvloed door inkrimpen activiteiten Chileense viskwekerijen als gevolg van ISA-virus
- Gemiddelde jaarlijkse groei zalmvoer 1999 - 2008: >7%

nutreco

Source: Feed International, Kontali


Hoge volatiliteit in de prijzen van grondstoffen
Prijsontwikkeling soja en tarwe
2006
2007
2008
Soy
Wheat
Prijsontwikkeling visolie en vismeel
2006
2007
2008
Peruvian Fish meal
Peruvian Fish oil
Prijsontwikkeling vitaminen
2006
2007
2008
Prijzen van kippenvlees en productiekosten in Spanje
2006
2007
2008
nutreco
Bron: FAO, Crystal Ocean, TNI GPG, MAYPA Spain, Company data

Inhoud

- Financiële resultaten over geheel 2008
- Wereldwijde marktontwikkelingen
- Strategie
- Strategische agenda



feeding the future

nutreco

De leidende onderneming in diervoeding en visvoer

Onze visie

- In een wereld met schaarse natuurlijke grondstoffen en een groeiende bevolking heeft Nutreco een leidende rol bij de ontwikkeling en levering van de meest efficiënte en duurzame voeroplossingen voor veeteelt en viskweek.

Onze missie

- Nutreco heeft een leidende positie in de wereld van diervoeding en visvoer. Wij leveren duurzame producten van hoge kwaliteit. Door onze innovatieve producten en voerconcepten bereiken onze afnemers de beste resultaten in veeteelt en viskweek.

feeding the future

nutreco

Nutreco: een wereldspeler in diervoeding en visvoer

Diervoedingsmarkt wereldwijd gefragmenteerd

- Top 10 leveranciers in de wereld hebben 13% marktaandeel

Toonaangevende lokale posities in mengvoerindustrie

- Marktaandeel Nutreco: Canada 23%, Nederland 14%, Spanje 10%

Premix- en speciaalvoermarkt is meer geconsolideerd

- Top 4 in de wereld heeft marktaandeel van ongeveer 50%
- Trouw Nutrition is een leidende wereldspeler: nr. 2 in de wereld met marktaandeel in premix van 12%

Zalmvoermarkt wereldwijd is geconcentreerd: top 3 >90%

- Skretting is nr. 1 in zalmvoer met circa 35% marktaandeel
- Leidend in visvoer voor andere vissoorten in ontwikkelde markten

Nutreco in omzet in de top 3 van diervoedingsondernemingen in de wereld


HENDRIX UTD

NANTA

Trouw Nutrition

SKRETTING

SADA



nutreco

Een aantrekkelijke positie in de waardeketen...

Plantenkwekers/ co-producten	Diervoeding/visvoer	Voedselproducenten
	nutreco	
- Grondstoffenschaarste	- Nutritionele kennis	- Wereldwijde groei in vraag naar voedsel
- Grote prijsschommelingen	- Wereldwijde aanwezigheid	- 850 mln mensen zijn ondervoed
- Klimaatverandering	- Feed-to-Food veiligheid	- >1 miljard mensen overgewicht
- Lage voorraden	- Kwaliteitsborging	- 'Slow food' versus 'Laboratorium food'
- Overheidsbeleid	- Maatschappelijk verantwoord ondernemen	- Hogere voedselprijzen
- Bio-energie	- Innovatie en technologie	

nutreco


...met een krachtig antwoord op wereldwijde ontwikkelingen en behoeften van klanten
Wereldwijde ontwikkelingen
Overheids beleid
Volatiliteit grondstoffen
Klimaat verandering
Socio-demografische veranderingen
Schaarse grondstoffen
Toenemend bewustzijn gezondheid
Milieu-bewustzijn
Bevolkings groei
Behoeften van boeren en dieren
Voedselveiligheid en duurzaamheid
Opbrengst- en winstverbetering
Gezondheid van dieren
Dierenwelzijn
nutreco
Brede en veelzijdige voerprogramma's
Voersupplementen
Nutritionele kennis en technologie
Kennis omtrent alternatieve grondstoffen
Feed-to-Food veiligheid en MVO
Wereldwijde inkoop
nutreco


Waardecreatie door actief portfoliobeheer
Vlees & vis producenten en verwerkers
Bevolkingsgroei van 6,6 tot 9,2 miljard in 2025: toename vraag naar voedsel, in het bijzonder vis en vlees → toename vraag naar diervoeding en visvoer
Diervoeding en visvoer
nutreco
een essentiële schakel
Landbouwsector en producenten van ingrediënten
Toenemende schaarste en volatiliteit van grondstoffen → voeradditieven worden belangrijker
Voedsel-producent
Boeren
Compleet voer producent
Formulator / producent premix en specialiteiten
Voeradditieven distributeur
Ingrediënten producent
2004 - 2007
Rebalancing for Growth 'terug naar de core'
2007 - 2008
Leider op het gebied van diervoeding en 'één Nutreco' maakt de core sterker
2009 - 2012
Innovatie en accent op voeradditieven
nutreco


Nutreco's portfolio zal groeien naar producten met hogere marge
Voeringrediënten
Additieven
bijv. vitaminen
Voeradditieven
bijv. gezondheidsadditieven
Mineralen
bijv. sodium
Eiwit
bijv. soja
Energie
bijv. graan
Voerproducten
10%
6%
4%
3%
Marge
0,1-0,3%*
Hoog geconcentreerde premixen
1-5%*
Premixen/mineralen
5-10%*
Concentraat
100%*
Compleet voer
1%
5%
10%
100%
Volume
* Inclusiepercentage: percentage bijmenging in eindproduct
nutreco


Een nauwkeuriger blik op Nutreco's portfolio van speciaalvoer
Speciaalvoer
Voer voor kwekerijen en fokkerijen
Melkvervangers, mineraal supplementen en voer voor overgangsperioden
Biggenvoer en voer voor overgangsperioden
Starters inclusief zoöplanktondiëten en medicinaal voer
Voeradditieven specialiteiten
Voedingswaardeverhogende additieven
Stoffen die de spijsvertering bevorderen
Preventie van dierziekten
Smaakstoffen en pigmenten
nutreco

Inhoud

- Financiële resultaten over geheel 2008
- Wereldwijde marktontwikkelingen
- Strategie
- Strategische agenda



feeding the future

nutreco

Stabiliteit in moeilijke tijden

- Strategische keuzes in afgelopen jaren hebben het bedrijf versterkt
- Nutreco is goed gepositioneerd in de waardeketen
- Spreiding van activiteiten leidt tot stabiliteit
- Nutreco heeft een sterke balans en een gezonde kapitaalstructuur
- Nutreco is behoedzamer in allocatie en benutting van de financiële ruimte en kiest voor een voorzichtige benadering bij het overnemen van nieuwe bedrijven
- De EBITA van EUR 182 miljoen in 2008 is een stap in de richting van de verdubbeling van de 2006 EBITA
- Verdubbeling van de 2006 EBITA tot EUR 230 miljoen naar verwachting te realiseren in 2010 - 2012

nutreco


Verdubbeling EBITA blijft het doel
• BASF premix (wereldwijd)
• Nutreco Canada
• Interkim (Turkije)
• Marine Net (Japan)
• Silver Cup (VS)
• Biofaktory (Tsjechië)
• Copaga (Spanje)
M&A
• Volumegroei visvoer >5%
• Volumegroei diervoeding 2-3%
Autonome groei
Autonoom -3%
Acquisities 21%
• Volumegroei visvoer
• Volumegroei diervoeding
Autonoom 22%
Acquisities 13%
230
183
155
115
2006
2007
2008
2010 - 2012
Noot: Valuta-effecten opgenomen in autonome groei
nutreco

Agenda

- **Nutreco blijft zich concentreren op groei in diervoeding en visvoer**
- **In 2009 zal Nutreco zich in het bijzonder richten op:**
  - het versterken van marktposities in speciaalvoer en additieven door autonome groei en acquisities
  - het leggen van meer accent op innovatie door het versterken van R&D en de pijplijn van nieuwe producten
  - het beheersen van werkkapitaal en kosten verlagen
  - het handhaven van een gezonde kapitaalstructuur om de toekomstige groei te ondersteunen
- **Nutreco zal vanaf 2009 elk kwartaal een trading update geven**

Financiële kalender:

- 29 april: Trading update eerste kwartaal
- 30 juli: Publicatie halfjaarcijfers 2009
- 29 oktober: Trading update derde kwartaal

nutreco

nutreco

feeding the future

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
21 april 2009

3. Verslag van de Raad van Bestuur over het boekjaar 2008

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
21 april 2009

4. Jaarrekening 2008

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
21 april 2009

4.1 Vaststelling van de jaarrekening

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
21 april 2009

4.2 Voorstel tot uitkering van dividend

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
21 april 2009

5. Corporate Governance: samenvatting van het Corporate Governance beleid

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
21 april 2009

6. Decharge

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
21 april 2009

6.1 Decharge van de Raad van Bestuur voor het gevoerde beleid

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
21 april 2009

6.2 Decharge van de Raad van Commissarissen voor het uitgeoefende toezicht

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
21 april 2009

7. Benoeming van KPMG Accountants N.V. als externe accountant

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
21 april 2009

8. Machtiging tot uitgifte van gewone aandelen en tot het beperken of uitsluiten van voorkeursrechten

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
21 april 2009

8.1 Voorstel tot machtiging van de Raad van Bestuur – onder goedkeuring van de Raad van Commissarissen – tot uitgifte van gewone aandelen en tot het verlenen van rechten tot het nemen van gewone aandelen als bedoeld in artikel 8 van de statuten van de Vennootschap, voor de duur van 18 maanden

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
21 april 2009

8.2 Voorstel tot aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is om – onder goedkeuring van de Raad van Commissarissen – te besluiten tot uitsluiting of beperking van het recht van voorkeur als bedoeld in artikel 9 van de statuten van de Vennootschap, voor de duur van 18 maanden

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
21 april 2009

9. Machtiging tot inkoop van gewone aandelen en Cumulatief Preferente aandelen A en voorstel tot intrekking van Cumulatief Preferente aandelen A

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
21 april 2009

9.1 Voorstel tot machtiging van de Raad van Bestuur – onder goedkeuring van de Raad van Commissarissen – tot inkoop door de Vennootschap van eigen gewone aandelen en Cumulatief Preferente aandelen A als bedoeld in artikel 10 van de statuten van de Vennootschap, voor de duur van 18 maanden

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
21 april 2009

9.2 Voorstel tot intrekking van Cumulatief Preferente aandelen A

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
21 april 2009

10. Samenstelling van de Raad van Commissarissen

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
21 april 2009

10.1 Het periodiek aftreden van de heer J.A.J. Vink als Commissaris van de Vennootschap en zijn voordracht tot herbenoeming

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
21 april 2009

10.2 Het aftreden van de heer L.J.A.M. Ligthart als vice-voorzitter van de Raad van Commissarissen en als Commissaris van de Vennootschap

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
21 april 2009

10.3 De benoeming van de heer R.J. Frohn als Commissaris van de Vennootschap

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
21 april 2009

10.4 De benoeming van de heer A. Puri als Commissaris van de Vennootschap

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
21 april 2009

11. Samenstelling van de Raad van Bestuur – terugtreden van de heer J.B. Steinemann als lid van de Raad van Bestuur en Chief Operating Officer

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
21 april 2009

12. Mededelingen en rondvraag

nutreco

nutreco

Algemene Vergadering van Aandeelhouders

Amsterdam, 21 april 2009

feeding the future


nutreco



Minutes of the Extraordinary General Meeting of Shareholders of Nutreco Holding N.V. held on 30 June 2009

The draft minutes of the Extraordinary General Meeting of Shareholders held on 30 June 2009 have been published on 27 August 2009. The final minutes have been adopted on 27 November 2009.

Free translation

Minutes of the proceedings of the Extraordinary General Meeting of Shareholders of Nutreco Holding N.V., a public limited liability company (the "Company"), having its registered office in Boxmeer, held at the offices of the Company in Boxmeer on 30 June 2009

1. Opening

The Chairman of the Supervisory Board of the Company, Mr **R. Zwartendijk**, acted as the Chairman of the meeting and opened the Extraordinary General Meeting of Shareholders of the Company at 10.30 a.m.

The Chairman announced that he had been joined at the table by Mr **W. Dekker**, CEO of the Company, Mr **C. van Rijn**, CFO of the Company, and Mr **J. Vink**, member of the Supervisory Board.

The Chairman appointed as secretary of the meeting Mr **B. Verwilghen**, the Company Secretary, and stated that the minutes of the meeting would be kept by Ms **M.H. Legein**, a civil-law notary with the firm De Brauw Blackstone Westbroek N.V. This meeting was being recorded on audio and video tape for the purpose of minute taking.

The Chairman noted that the invitation and the agenda for the meeting was published in *Het Financieele Dagblad* and the *Officiële Prijscourant* on 3 June 2009. The agenda with explanatory notes were available free of charge at the office of the Company and the office of ABN Amro Bank N.V., acting under the name of RBS, in Amsterdam and was sent free of charge to shareholders who asked for it. The agenda with explanatory notes in Dutch and English was also made available on the Company's website.

The Chairman noted that no requests for additional agenda items had been received from shareholders with an interest of at least 1% of the ordinary shares or from shareholders representing a value of at least EUR 50 million in ordinary shares.

The Chairman announced that the Executive Board had again opted for the opportunity to determine a registration date. This enabled shareholders to participate in the meeting provided that they were registered as shareholders on 9 June 2009, without their shares having to be blocked until after the meeting. Registration for attending the meeting was possible until 25 June 2009.

The Chairman noted, therefore, that both the requirements of the Articles of Association and the legal requirements had been met, and that this meeting was authorised to take lawful decisions in respect of all the agenda proposals.

The Chairman informed the meeting that on the Registration Date, the total issued share capital of the Company amounted to EUR 9,566,851.68 divided into 34,868,682 ordinary shares and 4,993,200 Cumulative Preference A Shares. The issued shares confer the right to cast 39,861,882 votes. The number of voting shares present or represented at the meeting was 12,172,551 divided into 9,675,951 ordinary shares and 2,496,600 Cumulative Preference A Shares. Of the ordinary shares 27.75% was present or represented. Of the Cumulative Preference A Shares 50% was present or represented. In total, 30.54% of the issued shares were present or represented at the meeting.

Before proceeding to item 2 on the agenda, **the Chairman**, drew the meeting's attention to the following points, in the interest of ensuring the smooth running of the meeting:

(i) There would be an opportunity to ask questions after the explanation of each item.

(ii) The **Chairman** also asked everyone who wanted to put a question to make this clearly known and, once given the floor, to make use of the microphone provided for this purpose. For reporting purposes it was essential that those asking questions clearly stated their name and address and, if necessary, the organisation they were representing.

(iii) Finally, **the Chairman** requested everyone to ensure that their mobile phones were switched off.

The Chairman proposed proceeding to item 2 on the agenda.

2. Appointments to the Executive Board

The Chairman referred to the detailed explanation of the agenda for this meeting.

The Chairman stated that it was deliberately that a uniform system for the contract terms of the three newly to be appointed members of the Executive Board had been chosen. Then **the Chairman** got into the contractual arrangements and the total remuneration package of the members to be nominated.

The Chairman indicated that an employment contract will be entered into with Nutreco Nederland B.V., as is the case for all members of the Executive Board.

The agreement is for a period of four years starting on 1 July 2009 and expires on 30 June 2013, after which it can be renewed for successive periods of four years subject to the prior approval of the General Meeting of Shareholders. Because each of the newly to be appointed members of the Executive Board already are employed by a Nutreco company within the business segment of which they will now have the overall operational responsibility, their existing agreement will continue on a part-time basis. Mr **B. Verwilghen** then clarified the concept part-time.

The Chairman then stated that upon termination of employment as a member of the Executive Board or, if the General Meeting of Shareholders would not re-appoint the newly to be appointed members of the Executive Board or the employment by Nutreco Nederland B.V. is terminated for reasons other than for cause, a compensation will be paid equal to one year base salary.

The total base salary for each of the newly to be appointed members of the Executive Board amounted EUR 330,000. **The Chairman** announced that the base salary will be reviewed once a year by the Remuneration Committee in accordance with the approved remuneration policy of the Company, as published in the Annual Report 2008, and benchmarked against the peer group of the base salary as defined in the remuneration policy of the Company.

The Chairman indicated that the maximum annual bonus amounted 50% of the base salary. The amount of the annual bonus will be determined by the Supervisory Board on the recommendation of the Remuneration Committee and will depend on the degree of compliance with the objectives for the Executive Board, as agreed with the Supervisory Board and monitored by the external auditor in accordance with the remuneration policy of the Company.

The newly to be appointed members of the Executive Board shall be eligible for the Long Term Incentive Plan ("LTI") in accordance with the remuneration policy of the Company. The economic value of the performance shares granted to them will be 50% of base salary. The number of performance shares that they will be granted for 2009 amounts 9,300 and these shares will vest in accordance with the LTI regulations described in the Annual Report 2008 which is published on the website of the Company.

The Chairman further stated that only Mr **Frank Tielens** will join the pension plan for the Executive Board in the Netherlands, which is a defined contribution plan based on the average salary. Mr **Knut Nesse** and Mr **Jerry Vergeer** will continue to build up pension rights in their country of origin.

The Chairman reported that no change-of-control provisions were included in the contract.

The Chairman finally referred to the explanatory note to the agenda for this meeting for personal information of each of the newly to be appointed members of the Executive Board. Then the Chairman proposed proceeding to the decision process.

2.1 Appointment of Mr K. Nesse

The Chairman announced that the Selection & Appointment Committee made a recommendation to appoint Mr **Knut Nesse** as a member of the Executive Board where he will be responsible for the global fish feed activities.

The Chairman continued with the statement that the Supervisory Board decided to make a non-binding proposal to the General Meeting of Shareholders, pursuant to Article 14.3 of the Articles of Association of the Company, to appoint Mr **Knut Nesse** as member of the Executive Board for a duration of four years starting on 1 July 2009 and expiring on 30 June 2013.

Since there were no questions, **the Chairman** requested the shareholders to vote. **The Chairman** explained that no voting boxes will be used, for which reason **the Chairman** asked if there were shareholders who wanted to vote against the decision or chose to abstain from voting. After the Chairman recorded the against votes and the abstentions, he noted that the meeting approved the proposal to appoint Mr **Knut Nesse** as a member of the Executive Board with 12,118,720 votes, 875 votes against and 52,956 abstentions.

2.2 Appointment of Mr F.J. Tielens

The Chairman announced that the Selection & Appointment Committee made a recommendation to appoint Mr **Frank Tielens** as a member of the Executive Board where he will be responsible for the global specialties activities.

The Chairman continued with the statement that the Supervisory Board decided to make a non-binding proposal to the General Meeting of Shareholders, pursuant to Article 14.3 of the Articles of Association of the Company, to appoint Mr **Frank Tielens** as member of the Executive Board for a duration of four years starting on 1 July 2009 and expiring on 30 June 2013.

Since there were no questions, **the Chairman** requested the shareholders to vote. **The Chairman** explained that no voting boxes will be used, for which reason **the Chairman** asked if there were shareholders who wanted to vote against the decision or chose to abstain from voting. After the Chairman recorded the against votes and the abstentions, he noted that the meeting approved the proposal to appoint Mr **Frank Tielens** as a member of the Executive Board with 12,118,720 votes, 875 votes against and 52,956 abstentions.

2.3 <u>Appointment of Mr J.A. Vergeer</u>

The Chairman announced that the Selection & Appointment Committee made a recommendation to appoint Mr **Jerry Vergeer** as a member of the Executive Board where he will be responsible for the global agriculture activities.

The Chairman continued with the statement that the Supervisory Board decided to make a non-binding proposal to the General Meeting of Shareholders, pursuant to Article 14.3 of the Articles of Association of the Company, to appoint Mr **Jerry Vergeer** as member of the Executive Board for a duration of four years starting on 1 July 2009 and expiring on 30 June 2013.

Since there were no questions, **the Chairman** requested the shareholders to vote. **The Chairman** explained that no voting boxes will be used, for which reason **the Chairman** asked if there were shareholders who wanted to vote against the decision or chose to abstain from voting. After the Chairman recorded the against votes and the abstentions, he noted that the meeting approved the proposal to appoint Mr **Jerry Vergeer** as a member of the Executive Board with 12,118,720 votes, 875 votes against and 52,956 abstentions.

The Chairman noted that there were no further questions and thanked all participants for attending and for their interest in this Extraordinary General Meeting of Shareholders.

3. <u>Closing</u>

The Chairman closed the meeting at 10.45 p.m.

R. Zwartendijk	B. Verwilghen
Chairman	Company Secretary



Notulen van de Buitengewone Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V. d.d. 30 juni 2009

De conceptnotulen van de Buitengewone Algemene Vergadering van Aandeelhouders d.d. 30 juni 2009 zijn gepubliceerd op 27 augustus 2009. De notulen zijn goedgekeurd op 27 november 2009.

Notulen van het verhandelde in de te Boxmeer op 30 juni 2009 gehouden Buitengewone Algemene Vergadering van Aandeelhouders van de te Boxmeer gevestigde naamloze vennootschap: Nutreco Holding N.V. (de "Vennootschap") ten kantore van de Vennootschap

1. <u>Opening</u>

De Voorzitter van de Raad van Commissarissen van de Vennootschap, de heer **R. Zwartendijk**, treedt op als voorzitter en opent deze Buitengewone Algemene Vergadering van Aandeelhouders van de Vennootschap om 10.30 uur.
De Voorzitter geeft aan dat aan tafel hebben plaatsgenomen de heer **W. Dekker**, CEO van de Vennootschap, de heer **C. van Rijn**, CFO van de Vennootschap, en de heer **J. Vink**, Commissaris.

De Voorzitter wijst als secretaris van de vergadering aan de heer **B. Verwilghen**, de secretaris van de Vennootschap. **De Voorzitter** meldt dat de notulering van de vergadering wordt waargenomen door mr. **M.H. Legein**, notaris van het kantoor De Brauw Blackstone Westbroek N.V. Ten behoeve van de notulering wordt de vergadering op beeld- en geluidsband opgenomen.

De Voorzitter constateert dat de uitnodiging en de agenda voor de vergadering op 3 juni 2009 zijn gepubliceerd in het Financieele Dagblad en in de Officiële Prijscourant. De agenda met toelichting is ter inzage gelegd en kosteloos verkrijgbaar gesteld bij het kantoor van de Vennootschap en het kantoor van ABN Amro Bank N.V., handelend onder de naam RBS, te Amsterdam en werd kosteloos toegestuurd aan aandeelhouders die om toezending vroegen. Tevens werd de agenda met toelichting in het Nederlands en het Engels beschikbaar gesteld via het internet op de website van de Vennootschap.

De Voorzitter constateert dat er geen verzoeken tot agendering van bijkomende agendapunten zijn ontvangen van aandeelhouders met een belang van ten minste 1% van het geplaatste kapitaal of van aandeelhouders die ten minste een waarde van EUR 50 miljoen vertegenwoordigen.

De Voorzitter deelt mede dat de Raad van Bestuur wederom heeft geopteerd voor de mogelijkheid tot het bepalen van een registratiedatum. Hierdoor werden aandeelhouders in de mogelijkheid gesteld deel te nemen aan de vergadering indien zij op 9 juni 2009 stonden geregistreerd als aandeelhouder zonder dat daartoe hun aandelen tot na afloop van de vergadering dienden te worden geblokkeerd. Aanmelding voor het bijwonen van de vergadering was mogelijk tot uiterlijk 25 juni 2009.

De Voorzitter constateert derhalve dat aan de wettelijke en statutaire bepalingen is voldaan en dat deze Buitengewone Algemene Vergadering van Aandeelhouders bevoegd is rechtsgeldige besluiten te nemen terzake van alle in de agenda opgenomen voorstellen.

De Voorzitter deelt mede dat op de registratiedatum het totale geplaatste aandelenkapitaal van de Vennootschap EUR 9.566.851,68 bedroeg, verdeeld in 34.868.682 gewone aandelen en 4.993.200 cumulatief preferente aandelen A. De geplaatste aandelen geven recht op het uitbrengen van 39.861.882 stemmen. Van deze stemmen is 12.172.551 aanwezig of vertegenwoordigd, verdeeld in 9.675.951 gewone aandelen en 2.496.600 cumulatief preferente aandelen A. Van de gewone aandelen is 27,75% aanwezig of vertegenwoordigd. Van de Cumulatief Preferente Aandelen A is 50% aanwezig of vertegenwoordigd. In totaal is 30,54% van de geplaatste aandelen op de vergadering aanwezig of vertegenwoordigd.

Alvorens over te gaan tot de behandeling van punt 2 van de agenda, vraagt **de Voorzitter**, ten behoeve van het goede organisatorische verloop van deze vergadering, aandacht voor de volgende punten:

(i) Er is gelegenheid tot het stellen van vragen na de toelichting bij elk agendapunt.

(ii) **De Voorzitter** verzoekt degenen die vragen wensen te stellen dit duidelijk kenbaar te maken en, nadat hen het woord is gegeven, gebruik te maken van de daarvoor opgestelde microfoon. Met name ten behoeve van de verslaggeving is het van belang dat hierbij duidelijk naam en woonplaats, en voor zover nodig de organisatie die wordt vertegenwoordigd, wordt vermeld.

(iii) Ten slotte verzoekt **de Voorzitter** een ieder mobiele telefoons uit te schakelen.

De Voorzitter stelt voor om over te gaan tot behandeling van punt 2 van de agenda.

2. Benoemingen in de Raad van Bestuur

De Voorzitter verwijst naar de gedetailleerde toelichting bij de agenda voor deze vergadering.

De Voorzitter vertelt dat er doelbewust is gestreefd naar een uniforme regeling voor de drie nieuw te benoemen leden van de Raad van Bestuur. Vervolgens gaat **de Voorzitter** in op de contractuele regeling en het totale beloningspakket van de te benoemen leden.

De Voorzitter geeft aan dat er een arbeidsovereenkomst tot stand zal komen met Nutreco Nederland B.V., zoals het geval is voor alle leden van de Raad van Bestuur. De overeenkomst is voor een duur van vier jaar, beginnend op 1 juli 2009 en aflopend op 30 juni 2013, waarna deze verlengd kan worden voor opeenvolgende perioden van vier jaar onder voorbehoud van de voorafgaande goedkeuring van de Algemene Vergadering van Aandeelhouders. Omdat elk van de nieuw te benoemen leden van de Raad van Bestuur reeds in dienst zijn van een Nutreco groepsvennootschap die actief is binnen het business-segment waarvan zij nu de globale operationele verantwoordelijkheid zullen opnemen, zal hun respectievelijke bestaande overeenkomst worden voortgezet op deeltijdse basis. De heer **B. Verwilghen** licht vervolgens het begrip deeltijds nader toe.

De Voorzitter geeft vervolgens aan dat bij beëindiging van de arbeidsovereenkomst als lid van de Raad van Bestuur of, indien de Algemene Vergadering van Aandeelhouders een van de nieuw te benoemen leden van de Raad van Bestuur niet zou herbenoemen, of de arbeidsovereenkomst door Nutreco Nederland B.V. wordt beëindigd voor andere dan dringende redenen, een vergoeding zal worden uitbetaald die gelijk is aan één jaar basissalaris.

Het totale basissalaris van elk van de nieuw te benoemen leden van de Raad van Bestuur bedraagt EUR 330.000. **De Voorzitter** deelt mede dat het basissalaris conform het goedgekeurde beloningsbeleid van de Vennootschap, zoals gepubliceerd in het jaarverslag 2008, éénmaal per jaar zal worden geëvalueerd door het Remuneration Committee en gebenchmarked t.o.v. de peer group voor het basissalaris zoals gedefinieerd in het beloningsbeleid van de Vennootschap.

De Voorzitter geeft aan dat de maximale bonus op jaarbasis 50% van het basissalaris bedraagt. Het bedrag van de jaarlijkse bonus zal door de Raad van Commissarissen worden vastgesteld op aanbeveling van het Remuneration Committee en zal afhankelijk zijn van de mate waarin voldaan is aan de doelstellingen voor de Raad van Bestuur, zoals overeengekomen met de Raad van Commissarissen en gecontroleerd door de externe accountant conform het beloningsbeleid van de Vennootschap.

De nieuw te benoemen leden van de Raad van Bestuur komen in aanmerking voor het Long Term Incentive Plan ("LTI") conform het beloningsbeleid van de Vennootschap. De economische waarde van de prestatiegebonden aandelen die hen toegekend zullen worden bedraagt 50% van het basissalaris. Het aantal prestatiegebonden aandelen dat hen zal worden toegekend voor 2009 is 9.300 en deze aandelen zullen vesten conform het LTI Reglement dat staat beschreven in het jaarverslag 2008 en is gepubliceerd op de website van de Vennootschap.

De Voorzitter geeft voorts aan dat alleen de heer Frank Tielens zal toetreden tot het pensioenplan voor de Raad van Bestuur in Nederland dat een toegezegde bijdrageregeling is (defined contribution) op basis van het gemiddelde genoten salaris. De heren Knut Nesse en Jerry Vergeer zullen verder pensioenrechten opbouwen in hun land van herkomst.

De Voorzitter meldt dat er geen change-of-control voorzieningen zijn opgenomen in de arbeidsovereenkomst.

De Voorzitter verwijst ten slotte naar de toelichting bij de agenda voor deze vergadering voor de persoonlijke gegevens van elk van de nieuw te benoemen leden van de Raad van Bestuur. Vervolgens stelt **de Voorzitter** voor over te gaan naar de besluitvorming.

2.1 Benoeming van de heer K. Nesse

De Voorzitter deelt mede dat het Selection & Appointment Committee een aanbeveling heeft gedaan om de heer Knut Nesse tot lid van de Raad van Bestuur te benoemen waar hij verantwoordelijk zal zijn voor de wereldwijde visvoer activiteiten.

De Voorzitter vervolgt met de mededeling dat de Raad van Commissarissen heeft besloten een niet-bindende voordracht te doen aan de Algemene Vergadering van Aandeelhouders, conform artikel 14.3 van de statuten van de Vennootschap, om de heer Knut Nesse te benoemen in de Raad van Bestuur voor een duur van vier jaar, beginnend op 1 juli 2009 en verstrijkend op 30 juni 2013.

Aangezien er geen vragen zijn, vraagt **de Voorzitter** de aandeelhouders over te gaan tot stemming. **De Voorzitter** legt uit dat er geen stemkastjes zullen worden gebruikt om welke reden **de Voorzitter** vraagt of er aandeelhouders zijn die tegen het voorgenomen besluit wensen te stemmen of zich wensen te onthouden van stemming. Nadat **de Voorzitter** de tegenstemmen en onthoudingen heeft genoteerd, stelt hij vast dat de vergadering met 12.118.720 stemmen voor, 875 stemmen tegen en 52.956 onthoudingen het voorstel tot benoeming van de heer Knut Nesse als lid van de Raad van Bestuur heeft goedgekeurd.

2.2 Benoeming van de heer F.J. Tielens

De Voorzitter deelt mede dat het Selection & Appointment Committee een aanbeveling heeft gedaan om de heer Frank Tielens tot lid van de Raad van Bestuur te benoemen waar hij verantwoordelijk zal zijn voor de wereldwijde Specialties activiteiten.

De Voorzitter vervolgt met de mededeling dat de Raad van Commissarissen heeft besloten een niet-bindende voordracht te doen aan de Algemene Vergadering van Aandeelhouders, conform artikel 14.3 van de statuten van de Vennootschap, om de heer Frank Tielens te benoemen in de Raad van Bestuur voor een duur van vier jaar, beginnend op 1 juli 2009 en verstrijkend op 30 juni 2013.

Aangezien er geen vragen zijn, vraagt **de Voorzitter** de aandeelhouders over te gaan tot stemming. **De Voorzitter** vraagt of er aandeelhouders zijn die tegen het voorgenomen besluit wensen te stemmen of zich wensen te onthouden van stemming. Nadat **de Voorzitter** de tegenstemmen en onthoudingen heeft genoteerd, stelt hij vast dat de vergadering met 12.118.720 stemmen voor, 875 stemmen tegen en 52.956 onthoudingen het voorstel tot benoeming van de heer Frank Tielens als lid van de Raad van Bestuur heeft goedgekeurd.

2.3 Benoeming van de heer J.A. Vergeer

De Voorzitter deelt mede dat het Selection & Appointment Committee een aanbeveling heeft gedaan om de heer Jerry Vergeer tot lid van de Raad van Bestuur te benoemen waar hij verantwoordelijk zal zijn voor de wereldwijde Agriculture activiteiten.

De Voorzitter vervolgt met de mededeling dat de Raad van Commissarissen heeft besloten een niet-bindende voordracht te doen aan de Algemene Vergadering van Aandeelhouders, conform artikel 14.3 van de statuten van de Vennootschap, om de heer Jerry Vergeer te benoemen in de Raad van Bestuur voor een duur van vier jaar, beginnend op 1 juli 2009 en verstrijkend op 30 juni 2013.

Aangezien er geen vragen zijn, vraagt **de Voorzitter** de aandeelhouders over te gaan tot stemming. **De Voorzitter** vraagt of er aandeelhouders zijn die tegen het voorgenomen besluit wensen te stemmen of zich wensen te onthouden van stemming. Nadat **de Voorzitter** de tegenstemmen en onthoudingen heeft genoteerd, stelt hij vast dat de vergadering met 12.118.720 stemmen voor, 875 stemmen tegen en 52.956 onthoudingen het voorstel tot benoeming van de heer Jerry Vergeer als lid van de Raad van Bestuur heeft goedgekeurd.

De Voorzitter constateert dat er geen vragen meer zijn en dankt alle aanwezigen voor hun komst en belangstelling bij deze Buitengewone Algemene Vergadering van Aandeelhouders.

3. Sluiting

De Voorzitter sluit de vergadering om 10.45 uur.

R. Zwartendijk	B. Verwilghen
Voorzitter	Secretaris van de Vennootschap



United States Securities and Exchange Commission
Washington, D.C. 20549

Filing pursuant to Rule 12g3-2(b)

ISSUER Nutreco Holding N.V. | FILE NO. 82- 4927

NUTRECO HOLDING N.V.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Shareholders are invited to attend the Annual General Meeting of Shareholders of Nutreco Holding N.V., to be held on Thursday, April 1, 2010 at 02.30 p.m. at the NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, Amsterdam, The Netherlands

Agenda

1. Opening
2. Report of the Supervisory Board and of its sub-committees for the financial year 2009 (information)
3. Report of the Executive Board for the financial year 2009 (information)
4. Annual Accounts 2009
   - 4.1 Adoption of the Annual Accounts (resolution)
   - 4.2 Dividend proposal (resolution)
5. Corporate Governance
   - 5.1 Summary of the Corporate Governance policy (information)
   - 5.2 Remuneration of the Supervisory Board (resolution)
6. Discharge
   - 6.1 Discharge of the Executive Board for the conduct of the business (resolution)
   - 6.2 Discharge of the Supervisory Board for its supervisory duties (resolution)
7. Appointment of KPMG Accountants N.V. as external auditor (resolution)
8. Proposal to designate the Executive Board as the corporate body to issue ordinary shares and to restrict or to exclude pre-emption rights
   - 8.1 Proposal to designate the Executive Board as the corporate body – subject to the approval of the Supervisory Board – to issue ordinary shares and to grant rights to subscribe for ordinary shares as provided for in article 8 of the Company's Articles of Association for a period of 18 months (resolution)
   - 8.2 Proposal to designate the Executive Board as the corporate body authorised - subject to the approval of the Supervisory Board – to restrict or to exclude pre-emption rights as provided for in article 9 of the Company's Articles of Association for a period of 18 months (resolution)
9. Authorisation to buy back own ordinary shares and Cumulative Preference A shares and proposal to cancel Cumulative Preference A shares
   - 9.1 Authorisation of the Executive Board – subject to the approval of the Supervisory Board – to buy back the Company's own ordinary shares and Cumulative Preference A shares as specified in article 10 of the Company's Articles of Association for a period of 18 months (resolution)
   - 9.2 Proposal to cancel Cumulative Preference A shares (resolution)

10. Composition of the Supervisory Board
    10.1 The end-of-final-term resignation of Mr Y. Barbieux as a member of the Supervisory Board (information)
    10.2 The appointment of Mrs H. Verhagen as a member of the Supervisory Board (resolution)
11. Amendment of the Articles of Association
    11.1 Name change (Nutreco N.V. instead of Nutreco Holding N.V.) and other amendments, mainly to bring the existing Articles of Association in line with recent and expected changes in company law (resolution)
    11.2 Deletion of the quorum requirement of article 31.2 to amend the Articles of Association (resolution)
12. Communications and questions
13. Closing

If, and to the extent Cumulative Preference A shares have been purchased on the basis of the authorisation proposed under item 9.1, the purpose of the resolution proposed under item 9.2 is to reduce the issued share capital of Nutreco Holding N.V. The reduction of the issued share capital shall be effected by cancellation of the possibly acquired Cumulative Preference A shares, all with due observance of the law and the Articles of Association.

The agenda with explanatory notes, the leaflet of amended Articles of Association and the annual report and the accounts over 2009 are available, free of charge, at the offices of Nutreco Holding N.V., Veerstraat 38, Boxmeer, The Netherlands (telephone: +31 33 422 6120; e-mail: ava@nutreco.com) and at the offices of The Royal Bank of Scotland N.V. ('RBS'), Gustav Mahlerlaan 10, Amsterdam, The Netherlands (telephone +31 20 464 3707; e-mail: corporate.actions@rbs.com). These documents are also available via the internet on www.nutreco.com.

Registration Date
The Executive Board has decided that shall be eligible for attending the meeting those shareholders or proxyholders who on **March 11, 2010** ('Registration Date'), and including all additions and deletions per such date, are registered in one of the registers mentioned below:

Holders of bearer shares: the administrations of the financial institutions who are accredited with Euroclear Nederland from which appears the ownership of the shares concerned on the Registration Date.

Holders of nominative shares: the register of shareholders as kept by Nutreco Holding N.V.

Notification of attendance and admission
Persons entitled to vote at and attend the meeting ("attendees") whose rights derive from **bearer shares** can attend the meeting provided they have notified their attendance. For the purposes of such notification, they need to instruct their financial institution to register them in writing with **RBS as from March 12, 2010 up to March 26, 2010 before 04.00 p.m.** at the latest.

When notifying, the financial institution concerned needs to submit a declaration that the number of shares was held by the shareholder concerned on the Registration Date and the registration was notified.
Holders of bearer shares who have notified their attendance according to the abovementioned procedure shall receive confirmation of registration affording such shareholder access to the meeting. Should a shareholder not receive such confirmation of registration in time, then the shareholder (or its proxyholder) should turn to the registration desk with a valid identification, following which access to the meeting will be granted upon confirmation of the data listed in the registration list held by the Company.

Attendees whose rights derive from **nominative shares** have to notify their attendance according to the notification letter they received.

Proxy/voting instructions
Attendees who wish to give proxy are required to submit a signed proxy with the above-mentioned bank by **March 26, 2010** at the latest and the proxyholder is required to submit a copy of said proxy at the registration desk at the meeting. Proxy forms are available at the offices of Nutreco Holding N.V. and on the website (www.nutreco.com). Shareholders who are unable to attend the meeting may also, without prejudice to the above with regard to application, give their voting instructions to an independent third party: ANT Trust & Corporate Services N.V., Claude Debussylaan 24, 1082 MD Amsterdam, The Netherlands. A voting instruction may be given until **March 26, 2010** at the latest via www.rbs.com/evoting. If a shareholder is unable to give his voting instructions electronically, these may also be given in writing. For this the form available free of charge from ANT is to be used. The form must be completed and received by ANT on **March 26, 2010** at the latest (by mail, by e-mail: registers@ant-trust.nl or by fax: +31 20 522 2535).

Attendees may be requested to show a valid identification.

Proxyholders representing different shareholders who received voting instructions requiring them to vote in a different sense for the shares represented by them (in favour, against, abstention) are kindly requested to contact the secretariat of Nutreco Holding N.V. (telephone: +31 33 422 6120; e-mail: ava@nutreco.com;) on **March 29, 2010** at the latest to enable a smooth administration of said instructions.

Webcast
There will be a live broadcast of the integral meeting via the corporate website www.nutreco.com.

The Executive Board
Amersfoort, March 3, 2010



United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

NUTRECO HOLDING N.V.

JAARLIJKSE ALGEMENE VERGADERING VAN AANDEELHOUDERS

Aandeelhouders worden uitgenodigd tot het bijwonen van de jaarlijkse Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V., te houden op donderdag 1 april 2010 om 14.30 uur in NH Barbizon Palace Hotel, Prins Hendrikkade 59-72 te Amsterdam

Agenda

1. Opening
2. Bericht van de Raad van Commissarissen en zijn commissies over het boekjaar 2009 (informatie)
3. Verslag van de Raad van Bestuur over het boekjaar 2009 (informatie)
4. Jaarrekening 2009
   - 4.1 Vaststelling van de jaarrekening (besluit)
   - 4.2 Voorstel tot uitkering van dividend (besluit)
5. Corporate Governance
   - 5.1 Samenvatting van het Corporate Governance beleid (informatie)
   - 5.2 Remuneratie van de Raad van Commissarissen (besluit)
6. Decharge
   - 6.1 Decharge van de Raad van Bestuur voor het gevoerde beleid (besluit)
   - 6.2 Decharge van de Raad van Commissarissen voor het uitgeoefende toezicht (besluit)
7. Benoeming van KPMG Accountants N.V. als externe accountant (besluit)
8. Voorstel tot aanwijzing van de Raad van Bestuur als bevoegd orgaan tot uitgifte van gewone aandelen en tot het beperken of uitsluiten van voorkeursrechten
   - 8.1 Voorstel tot aanwijzing van de Raad van Bestuur als bevoegd orgaan – onder goedkeuring van de Raad van Commissarissen – tot uitgifte van gewone aandelen en tot het verlenen van rechten tot het nemen van gewone aandelen als bedoeld in artikel 8 van de statuten van de Vennootschap, voor de duur van 18 maanden (besluit)
   - 8.2 Voorstel tot aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is om – onder goedkeuring van de Raad van Commissarissen – te besluiten tot uitsluiting of beperking van het recht van voorkeur als bedoeld in artikel 9 van de statuten van de Vennootschap, voor de duur van 18 maanden (besluit)

9. Machtiging tot inkoop van gewone aandelen en Cumulatief Preferente aandelen A en voorstel tot intrekking van Cumulatief Preferente aandelen A
   - 9.1 Voorstel tot machtiging van de Raad van Bestuur – onder goedkeuring van de Raad van Commissarissen – tot inkoop door de Vennootschap van eigen gewone aandelen en Cumulatief Preferente aandelen A als bedoeld in artikel 10 van de statuten van de Vennootschap, voor de duur van 18 maanden (besluit)
   - 9.2 Voorstel tot intrekking van Cumulatief Preferente aandelen A (besluit)
10. Samenstelling van de Raad van Commissarissen
    - 10.1 Het aftreden van de heer Y. Barbieux als Commissaris van de Vennootschap (informatie)
    - 10.2 De benoeming van mevrouw H. Verhagen als Commissaris van de Vennootschap (besluit)
11. Statutenwijziging
    - 11.1 Naamswijziging (Nutreco N.V. in plaats van Nutreco Holding N.V.) en andere wijzigingen, in hoofdzaak om de bestaande statuten in overeenstemming te brengen met recente en verwachte wijzigingen in het vennootschapsrecht (besluit)
    - 11.2 Schrapping van het quorumvereiste voor wijziging van de statuten zoals voorzien in artikel 31.2 van de statuten (besluit)
12. Mededelingen en rondvraag
13. Sluiting

Indien en voor zover Cumulatief Preferente aandelen A mochten zijn ingekocht op grond van de machtiging als bedoeld in agendapunt 9.1 is het doel van het onder agendapunt 9.2 opgenomen voorstel het verminderen van het geplaatst kapitaal van Nutreco Holding N.V. De kapitaalvermindering zal plaatsvinden door intrekking van de eventueel ingekochte Cumulatief Preferente aandelen A, zulks met inachtneming van het dienaangaande in de wet en de statuten bepaalde.

De agenda met toelichting, het drieluik van de statutenwijziging en het jaarverslag met de jaarrekening over 2009 liggen ter inzage en zijn kosteloos verkrijgbaar ten kantore van Nutreco Holding N.V., Veerstraat 38, te Boxmeer (tel.: 033 422 6120; e-mail: ava@nutreco.com) en ten kantore van The Royal Bank of Scotland N.V. ('RBS'), Gustav Mahlerlaan 10 te Amsterdam (tel.: 020 464 3707; e-mail: corporate.actions@rbs.com). Tevens zijn deze stukken via internet beschikbaar op www.nutreco.com.

Registratiedatum

De Raad van Bestuur heeft bepaald dat voor deze vergadering als stem- en vergadergerechtigden gelden degenen die op **11 maart 2010** ('Registratiedatum'), na verwerking van alle bij- en afschrijvingen per die datum, zijn ingeschreven in een van de hierna te noemen registers:

Houders van aandelen aan toonder: de administraties van de bij Euroclear Nederland aangesloten instellingen waaruit blijkt wie op de Registratiedatum gerechtigd zijn tot deze aandelen.

Houders van aandelen op naam: het register van aandeelhouders zoals dat wordt bijgehouden door Nutreco Holding N.V.

Aanmelding en toegang
Stem- en vergadergerechtigden die hun rechten ontlenen aan **aandelen aan toonder** kunnen de vergadering bijwonen indien zij zich hebben aangemeld. Daartoe dienen zij hun bank of effecteninstelling opdracht te geven om hen **vanaf 12 maart 2010 tot uiterlijk 26 maart 2010 vóór 16.00 uur** schriftelijk aan te melden bij **RBS**. De betrokken bank of effecteninstelling dient bij de aanmelding een verklaring te overleggen waarin is opgenomen het aantal aandelen dat door de betreffende houder op de Registratiedatum gehouden en ter registratie aangemeld wordt.
Houders van aandelen aan toonder die zich conform bovenstaande procedure hebben aangemeld ontvangen een registratiebewijs. Het registratiebewijs zal gelden als bewijs van toegang tot de vergadering. Indien de aandeelhouder niet tijdig in het bezit is van een registratiebewijs, dient de aandeelhouder (of zijn gevolmachtigde) zich voor aanvang van de vergadering bij de registratiebalie te legitimeren met een geldig legitimatiebewijs. Na controle met de op de registratielijst vermelde gegevens wordt toegang tot de vergadering verleend.

Houders van **aandelen op naam** kunnen zich aanmelden op de wijze als in de aan hen verzonden oproepingsbrief is vermeld.

Volmacht/steminstructie
Stem- en vergadergerechtigden die zich willen laten vertegenwoordigen dienen een door hen ondertekende volmacht **uiterlijk 26 maart 2010** in te leveren bij voornoemde bank en de gevolmachtigde dient een kopie van de volmacht voor de vergadering bij de registratiebalie in te leveren. Volmachtformulieren zijn kosteloos verkrijgbaar ten kantore van Nutreco Holding N.V. en via de website (www.nutreco.com). Onverminderd de aanmelding als hiervoor beschreven kan een aandeelhouder zich tevens laten vertegenwoordigen door een onafhankelijke derde partij: ANT Trust & Corporate Services N.V., Claude Debussylaan 24, 1082 MD Amsterdam. Een steminstructie kan tot uiterlijk **26 maart 2010** elektronisch verleend worden via www.rbs.com/evoting. Indien een aandeelhouder niet in de gelegenheid is elektronisch een steminstructie te verlenen, kan een steminstructie ook schriftelijk worden verleend. Hiertoe dient gebruik gemaakt te worden van het formulier dat kosteloos bij ANT verkrijgbaar is en aldaar uiterlijk **26 maart 2010** ingevuld geretourneerd dient te zijn (per post, per e-mail: registers@ant-trust.nl of per fax 020 522 2535).

Voor toelating tot de vergadering kan men worden verzocht zich met een geldig legitimatiebewijs te legitimeren.

Gevolmachtigden, die verschillende aandeelhouders vertegenwoordigen en die steminstructies hebben ontvangen, zodanig dat zij niet voor alle aandelen waarvoor zij ter vergadering aanwezig zullen zijn op gelijke wijze kunnen stemmen (*voor, tegen, onthouding*), worden verzocht uiterlijk op **29 maart 2010** contact op te nemen met het secretariaat van Nutreco Holding N.V. (tel.: 033 422 6120; e-mail: ava@nutreco.com), teneinde een behoorlijke verwerking van die instructies mogelijk te maken.

Webcast
De vergadering zal live en integraal worden uitgezonden via de corporate website www.nutreco.com.

De Raad van Bestuur
Amersfoort, 3 maart 2010



United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

AGENDA

Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V., te houden op donderdag 1 april 2010, aanvang 14.30 uur, in het NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, Amsterdam

1. Opening

2. Bericht van de Raad van Commissarissen en zijn commissies over het boekjaar 2009 (informatie)

3. Verslag van de Raad van Bestuur over het boekjaar 2009 (informatie)

4. Jaarrekening 2009
   - 4.1 Vaststelling van de jaarrekening (besluit)
   - 4.2 Voorstel tot uitkering van dividend (besluit – zie toelichting)

5. Corporate Governance
   - 5.1 Samenvatting van het Corporate Governance beleid (informatie – zie toelichting)
   - 5.2 Remuneratie van de Raad van Commissarissen (besluit – zie toelichting)

6. Decharge
   - 6.1 Decharge van de Raad van Bestuur voor het gevoerde beleid (besluit)
   - 6.2 Decharge van de Raad van Commissarissen voor het uitgeoefende toezicht (besluit)

7. Benoeming van KPMG Accountants N.V. als externe accountant (besluit – zie toelichting)

8. Voorstel tot aanwijzing van de Raad van Bestuur als bevoegd orgaan tot uitgifte van gewone aandelen en tot het beperken of uitsluiten van voorkeursrechten
   - 8.1 Voorstel tot aanwijzing van de Raad van Bestuur als bevoegd orgaan – onder goedkeuring van de Raad van Commissarissen – tot uitgifte van gewone aandelen en tot het verlenen van rechten tot het nemen van gewone aandelen als bedoeld in artikel 8 van de statuten van de Vennootschap, voor de duur van 18 maanden (besluit – zie toelichting)
   - 8.2 Voorstel tot aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is om – onder goedkeuring van de Raad van Commissarissen – te besluiten tot uitsluiting of beperking van het recht van voorkeur als bedoeld in artikel 9 van de statuten van de Vennootschap, voor de duur van 18 maanden (besluit – zie toelichting)

9. Machtiging tot inkoop van gewone aandelen en Cumulatief Preferente aandelen A en voorstel tot intrekking van Cumulatief Preferente aandelen A

9.1 Voorstel tot machtiging van de Raad van Bestuur – onder goedkeuring van de Raad van Commissarissen – tot inkoop door de Vennootschap van eigen gewone aandelen en Cumulatief Preferente aandelen A als bedoeld in artikel 10 van de statuten van de Vennootschap, voor de duur van 18 maanden (besluit – zie toelichting)

9.2 Voorstel tot intrekking van Cumulatief Preferente aandelen A (besluit – zie toelichting)

10. Samenstelling van de Raad van Commissarissen

10.1 Het aftreden van de heer Y. Barbieux als Commissaris van de Vennootschap (informatie – zie toelichting)

10.2 De benoeming van mevrouw H. Verhagen als Commissaris van de Vennootschap (besluit – zie toelichting)

11. Statutenwijziging

11.1 Naamswijziging (Nutreco N.V. in plaats van Nutreco Holding N.V.) en andere wijzigingen, in hoofdzaak om de bestaande statuten in overeenstemming te brengen met recente en verwachte wijzigingen in het vennootschapsrecht (besluit – zie toelichting en drieluik)

11.2 Schrapping van het quorumvereiste voor wijziging van de statuten zoals voorzien in artikel 31.2 van de statuten (besluit – zie toelichting en drieluik)

12. Mededelingen en rondvraag

13. Sluiting

TOELICHTING OP AGENDAPUNT 4.2

Voorstel tot uitkering van dividend

Conform het dividendbeleid, zoals goedgekeurd op de Algemene Vergadering van Aandeelhouders ('AVA') van 2006, wordt een totaaldividend voorgesteld van EUR 1,32 (2008: EUR 1,43) per gewoon aandeel over het in de periode van 1 januari 2009 tot en met 31 december 2009 gerealiseerde nettoresultaat uit "continuing operations" toekomend aan de houders van gewone aandelen exclusief impairment en boekwinsten en -verliezen op afgestoten bedrijfsonderdelen. De pay-out bedraagt 45% (2008: 45%). Van dit totaaldividend van EUR 1,32 per gewoon aandeel heeft de Vennootschap reeds als interim dividend uitgekeerd een bedrag van EUR 0,20 per gewoon aandeel in augustus 2009. Het slotdividend bedraagt EUR 1,12 per gewoon aandeel. De ex-dividend datum zal zijn 7 april 2010. De recorddatum zal zijn 9 april 2010.

Conform artikel 30.2 van de statuten van de Vennootschap stelt de Raad van Bestuur voor, onder goedkeuring van de Raad van Commissarissen, het slotdividend van EUR 1,12 per gewoon aandeel, naar keuze van de aandeelhouders, hetzij in contanten, hetzij in de vorm van gewone aandelen in het kapitaal van de Vennootschap uit te keren.

De verhouding tussen de waarde van het stockdividend en het contante dividend zal door de Raad van Bestuur op 21 april 2010 na beurs worden vastgesteld op basis van het gewogen gemiddelde van de aandelenkoers van de laatste drie dagen van de keuzeperiode, namelijk 19, 20 en 21 april 2010. Zowel het contante dividend als het stockdividend zullen ter beschikking van de houders van gewone aandelen worden gesteld op 27 april 2010. De waarde van het slotdividend in gewone aandelen zal (een afrondingsverschil daargelaten) gelijk zijn aan die van het contante dividend. De aandelen benodigd voor het slotdividend werden of zullen worden ingekocht. De nieuwe gewone aandelen zijn gerechtigd tot dividend over 2010 en volgende boekjaren.

TOELICHTING OP AGENDAPUNT 5

Corporate Governance

5.1 Samenvatting van het Corporate Governance beleid

Verwezen wordt naar het Corporate Governance hoofdstuk in het jaarverslag 2009 op blz. 60 t/m 72 met toelichting over het beleid inzake Corporate Governance aan de hand van de best practices uit de Nederlandse Corporate Governance Code (zoals aangepast door de Monitoring Commissie Corporate Governance Code op 10 december 2008) (de 'Code'). Het remuneratiebeleid van de Raad van Bestuur over het jaar 2010 blijft ongewijzigd.

5.2 Remuneratie van de Raad van Commissarissen

In lijn met de best practices van de Code werd besloten een Innovation & Sustainability Committee, een commissie van de Raad van Commissarissen, op te richten om bij haar toezicht de voor de onderneming relevante maatschappelijke aspecten van ondernemen te betrekken. Deze commissie begon met haar werkzaamheden in de 2e helft van 2009. Voorgesteld wordt om een jaarlijkse vergoeding van EUR 7.500 toe te kennen aan de voorzitter van deze commissie en EUR 5.000 aan de overige leden, en een pro-rata vergoeding over de periode waarin de commissie heeft gefunctioneerd in 2009.

TOELICHTING OP AGENDAPUNT 7

Benoeming van KPMG Accountants N.V. als externe accountant

Conform het aangenomen beleid om de benoeming van de externe accountant jaarlijks aan de Algemene Vergadering van Aandeelhouders voor te leggen, wordt voorgesteld om KPMG Accountants N.V. te benoemen als externe accountant van de Vennootschap voor een duur verstrijkend bij de afsluiting van het boekjaar 2011.

TOELICHTING OP AGENDAPUNT 8

Voorstel tot aanwijzing van de Raad van Bestuur als bevoegd orgaan tot uitgifte van gewone aandelen en tot het beperken of uitsluiten van voorkeursrechten

8.1 Voorstel tot aanwijzing van de Raad van Bestuur als bevoegd orgaan – onder goedkeuring van de Raad van Commissarissen – tot uitgifte van gewone aandelen en tot het verlenen van rechten tot het nemen van gewone aandelen als bedoeld in artikel 8 van de statuten van de Vennootschap, voor de duur van 18 maanden

Overeenkomstig artikel 8 van de statuten van de Vennootschap wordt gevraagd de Raad van Bestuur aan te wijzen als bevoegd orgaan om, onder goedkeuring van de Raad van Commissarissen, te besluiten tot uitgifte van gewone aandelen en tot het verlenen van rechten tot het nemen van gewone aandelen. De bevoegdheid is beperkt tot 10% van de uitstaande gewone aandelen ten tijde van de machtiging, welk percentage wordt verhoogd tot 20% in geval van fusie of acquisitie.
Deze aanwijzing wordt mede gevraagd om de Raad van Bestuur toe te laten om tijdig en op een flexibele manier te reageren met betrekking tot de financiering van de Vennootschap. De duur van de gevraagde aanwijzing is 18 maanden, conform de huidige praktijk van Corporate Governance, beginnend na goedkeuring van het voorgestelde besluit. De aanwijzing, zoals verleend door de Algemene Vergadering van Aandeelhouders in 2009, komt hiermee te vervallen.

8.2 Voorstel tot aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is om – onder goedkeuring van de Raad van Commissarissen – te besluiten tot uitsluiting of beperking van het recht van voorkeur als bedoeld in artikel 9 van de statuten van de Vennootschap, voor de duur van 18 maanden

Overeenkomstig artikel 9 van de statuten van de Vennootschap wordt gevraagd de Raad van Bestuur aan te wijzen als het orgaan dat bevoegd is om, onder goedkeuring van de Raad van Commissarissen, te besluiten tot het beperken of uitsluiten van voorkeursrecht bij uitgifte/verlening van rechten tot het nemen van gewone aandelen, conform artikel 96, Boek 2 van het Burgerlijk Wetboek. In overeenstemming met het voorstel onder 8.1 is de aanwijzing beperkt tot een periode van 18 maanden, beginnend na goedkeuring van het voorgestelde besluit. De aanwijzing, zoals verleend door de Algemene Vergadering van Aandeelhouders in 2009, komt hiermee te vervallen.

Voor dit voorstel is een meerderheid van ten minste 2/3 van de uitgebrachte stemmen vereist indien minder dan 50% van het geplaatst kapitaal ter vergadering aanwezig of vertegenwoordigd is. Indien de helft of meer van het geplaatst kapitaal aanwezig of vertegenwoordigd is, volstaat een gewone meerderheid.

TOELICHTING OP AGENDAPUNT 9

Machtiging tot inkoop van gewone aandelen en Cumulatief Preferente aandelen A en voorstel tot intrekking van Cumulatief Preferente aandelen A

9.1 Voorstel tot machtiging van de Raad van Bestuur – onder goedkeuring van de Raad van Commissarissen – tot inkoop door de Vennootschap van eigen gewone aandelen en Cumulatief Preferente aandelen A als bedoeld in artikel 10 van de statuten van de Vennootschap, voor de duur van 18 maanden

Overeenkomstig artikel 10 van de statuten van de Vennootschap wordt gevraagd de Raad van Bestuur machtiging te verlenen om, onder goedkeuring van de Raad van Commissarissen en onverminderd het bepaalde in artikel 98, Boek 2 van het Burgerlijk Wetboek, gewone aandelen en Cumulatief Preferente aandelen A vertegenwoordigende maximaal 10% van het geplaatst kapitaal van de Vennootschap te verkrijgen.

Voor wat betreft de gewone aandelen wordt machtiging gevraagd om de gewone aandelen te verkrijgen voor een prijs per gewoon aandeel liggend tussen de nominale waarde van de gewone aandelen en 110% van de gemiddelde koers van de gewone aandelen op de door NYSE Euronext Amsterdam N.V. gehouden Effectenbeurs gedurende de vijf handelsdagen voorafgaande aan die verkrijging. Deze machtiging tot inkoop geeft de Raad van Bestuur, onder goedkeuring van de Raad van Commissarissen, de flexibiliteit om verplichtingen na te komen betreffende aandelen gerelateerde beloningsplannen, het stockdividend of anderszins.

Voor wat betreft de Cumulatief Preferente aandelen A wordt machtiging gevraagd om Cumulatief Preferente aandelen A te verkrijgen voor een prijs per Cumulatief Preferent aandeel A liggend tussen de nominale waarde van de Cumulatief Preferente aandelen A en de intrinsieke waarde verhoogd met de verdisconteerde waarde van het nog, conform artikel 29.1 van de statuten van de Vennootschap, tot en met 30 december 2010 verschuldigde rendement en met de bij de verkrijging te maken kosten.

De duur van de gevraagde machtiging is 18 maanden, beginnend na goedkeuring van het voorgestelde besluit. De machtiging, zoals verleend door de Algemene Vergadering van Aandeelhouders in 2009, komt hiermee te vervallen.

9.2 Voorstel tot intrekking van Cumulatief Preferente aandelen A

Indien en voor zover er op grond van een besluit genomen conform agendapunt 9.1 Cumulatief Preferente aandelen A zijn ingekocht, wordt goedkeuring gevraagd om de aldus ingekochte Cumulatief Preferente aandelen A in te trekken conform de wet en artikel 11 van de statuten van de Vennootschap en zodoende het geplaatst kapitaal van de Vennootschap te verminderen.

Conform het bepaalde in artikel 11 van de statuten van de Vennootschap zal de vergadering van de houders van Cumulatief Preferente aandelen A verzocht worden om voorafgaand aan de AVA van 2010 haar goedkeuring te verlenen aan het voorstel tot intrekking van de Cumulatief Preferente aandelen A. De intrekking van de Cumulatief Preferente aandelen A wordt van kracht nadat het besluit tot intrekking is neergelegd ten kantore van het handelsregister en twee maanden zijn verstreken na de publicatie van het besluit tot intrekking in een landelijk verspreid dagblad mits schuldeisers hiertegen binnen die termijn geen verzet aantekenen.

Voor dit voorstel is een meerderheid van ten minste 2/3 van de uitgebrachte stemmen vereist indien minder dan 50% van het geplaatst kapitaal ter vergadering aanwezig of vertegenwoordigd is. Indien de helft of meer van het geplaatst kapitaal aanwezig of vertegenwoordigd is, volstaat een gewone meerderheid.

TOELICHTING OP AGENDAPUNT 10

Samenstelling van de Raad van Commissarissen

10.1 Het aftreden van de heer Y. Barbieux als Commissaris van de Vennootschap

De heer Y. Barbieux, lid van de Raad van Commissarissen, treedt op deze Algemene Vergadering van Aandeelhouders terug na 12 jaar lid te zijn geweest van de Raad van Commissarissen. De heer Y. Barbieux was tevens lid van de Remuneration Committee en de onlangs opgerichte Innovation & Sustainability Committee.

De Raad van Commissarissen, de Raad van Bestuur en alle medewerkers van de Vennootschap danken de heer Y. Barbieux zeer voor zijn jarenlange, waardevolle bijdrage aan de Raad van Commissarissen.

10.2 De benoeming van mevrouw H. Verhagen als Commissaris van de Vennootschap

De Raad van Commissarissen heeft, conform artikel 14.5 van de statuten van de Vennootschap, besloten aan de Algemene Vergadering een niet-bindende voordracht te doen om mevrouw H. Verhagen te benoemen als Commissaris van de Vennootschap voor een termijn van vier jaar, verstrijkend op de jaarlijkse Algemene Vergadering van Aandeelhouders van 2014. Indien de Algemene Vergadering mevrouw H. Verhagen benoemt als Commissaris, zal mevrouw H. Verhagen tevens benoemd worden door de Raad van Commissarissen als lid van de Remuneration Committee.

Mevrouw H. Verhagen werd geboren in 1966 en heeft de Nederlandse nationaliteit. Mevrouw H. Verhagen heeft Nederlands Recht gestudeerd en Personeelswetenschappen aan de Universiteit van Tilburg. Aansluitend heeft mevrouw H. Verhagen een Mastersdiploma Marketing (Nima C) behaald, een internationale managementgraad aan INSEAD, een graad in Economics aan de London School of Economics en een Executive MBA aan de Stanford University.

Sinds 2007 is mevrouw H. Verhagen Managing Director Group Human Resources TNT. Mevrouw H. Verhagen begon haar carrière in 1991 bij KPN Telecom en was daarna werkzaam in diverse managementfuncties bij TPG Post, Mailprofs (een joint venture tussen TPG Post en Vedior) en TNT Post Nederland. In 2003 werd mevrouw H. Verhagen benoemd tot lid van de Raad van Bestuur van TNT Post. Mevrouw H. Verhagen is tevens lid van de Raad van Commissarissen van SNS Reaal, Voorzitter van de Nederlandse HR Prijs en lid van de Adviesraad van Rijkswaterstaat.

Mevrouw H. Verhagen bezit geen aandelen in de Vennootschap.

De Raad van Commissarissen meent dat de ruime ervaring van mevrouw H. Verhagen binnen een internationaal beursgenoteerd bedrijf, zowel in een business management functie als in een corporate functie, een uitstekende aanvulling zal zijn voor de Raad van Commissarissen na het vertrek van de heer Y. Barbieux. De Raad van Bestuur ondersteunt ten volle de voordracht van mevrouw H. Verhagen als Commissaris van de Vennootschap en lid van de Remuneration Committee.

TOELICHTING OP AGENDAPUNT 11

Statutenwijziging

Verwezen wordt naar het drieluik met de huidige tekst van de statuten, de voorgestelde wijzigingen en de toelichting op de voorgestelde wijzigingen. Het drieluik is vanaf heden te downloaden op www.nutreco.com en ligt vanaf heden tot na afloop van de vergadering ter inzage ten kantore van de Vennootschap, Veerstraat 38, Boxmeer en is aldaar en bij RBS (Gustav Mahlerlaan 10, Amsterdam) kosteloos verkrijgbaar.

In overeenstemming met best practice bepaling IV.3.9 van de Code worden de wijzigingen die verband houden met de naamswijziging en de overige wijzigingen enerzijds en de wijziging met betrekking tot het schrappen van het quorumvereiste voor wijziging van de statuten anderzijds als aparte punten in stemming gebracht.

Teneinde de wijzigingen in de statuten van de Vennootschap te kunnen effectueren, omvat ieder hierna bedoeld besluit tot statutenwijziging tevens de machtiging aan iedere bestuurder van de Vennootschap en iedere medewerker van De Brauw Blackstone Westbroek N.V. om de vereiste ministeriële verklaring van geen bezwaar aan te vragen en de akte houdende statutenwijziging te doen verlijden.

11.1 Naamswijziging (Nutreco N.V. in plaats van Nutreco Holding N.V.) en andere wijzigingen, in hoofdzaak om de bestaande statuten in overeenstemming te brengen met recente en verwachte wijzigingen in het vennootschapsrecht

De voorgestelde wijzigingen hebben in hoofdzaak als doel de statuten in overeenstemming te brengen met recente en verwachte wijzigingen inzake vennootschapsrecht en de Code.

11.2 Schrapping van het quorumvereiste voor wijziging van de statuten zoals voorzien in artikel 31.2 van de statuten

Voorgesteld wordt om het vereiste van aanwezigheid van minstens 50% van het geplaatst kapitaal om geldig te besluiten tot een wijziging van de statuten, te schrappen. Hierdoor wordt het mogelijk de organisatie van een tweede Algemene Vergadering van Aandeelhouders te vermijden telkens wanneer aan deze quorumvereiste niet is voldaan. Dit vereist een wijziging van de artikelen 31.2 en 31.3 van de statuten van de Vennootschap.

De statutenwijziging, waarnaar verwezen wordt in punt 11 van de agenda en deze toelichting, vereist een besluit van een vergadering waarin ten minste 50% van het geplaatst kapitaal is vertegenwoordigd. Er zal een tweede vergadering gehouden worden indien aan deze voorwaarde niet op de Algemene Vergadering van Aandeelhouders is voldaan. Op de tweede vergadering zal een gewone meerderheid van de aanwezige of vertegenwoordigde aandeelhouders volstaan om geldig tot de statutenwijziging te kunnen besluiten.


nutreco
2010 AUG 24 P 12: 31

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

AGENDA

Annual General Meeting of Shareholders of Nutreco Holding N.V. to be held on Thursday, April 1, 2010 at 02.30 p.m. at the NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, Amsterdam, The Netherlands

1. Opening

2. Report of the Supervisory Board and of its sub-committees for the financial year 2009 (information)

3. Report of the Executive Board for the financial year 2009 (information)

4. Annual Accounts 2009
   - 4.1 Adoption of the Annual Accounts (resolution)
   - 4.2 Dividend proposal (resolution – see explanatory note)

5. Corporate Governance
   - 5.1 Summary of the Corporate Governance policy (information – see explanatory note)
   - 5.2 Remuneration of the Supervisory Board (resolution – see explanatory note)

6. Discharge
   - 6.1 Discharge of the Executive Board for the conduct of the business (resolution)
   - 6.2 Discharge of the Supervisory Board for its supervisory duties (resolution)

7. Appointment of KPMG Accountants N.V. as external auditor (resolution – see explanatory note)

8. Proposal to designate the Executive Board as the corporate body to issue ordinary shares and to restrict or to exclude pre-emption rights
   - 8.1 Proposal to designate the Executive Board as the corporate body – subject to the approval of the Supervisory Board – to issue ordinary shares and to grant rights to subscribe for ordinary shares as provided for in article 8 of the Company's Articles of Association for a period of 18 months (resolution – see explanatory note)
   - 8.2 Proposal to designate the Executive Board as the corporate body authorised – subject to the approval of the Supervisory Board – to restrict or to exclude pre-emption rights as provided for in article 9 of the Company's Articles of Association for a period of 18 months (resolution – see explanatory note)

9. Authorisation to buy back own ordinary shares and Cumulative Preference A shares and proposal to cancel Cumulative Preference A shares
   - 9.1 Authorisation of the Executive Board – subject to the approval of the Supervisory Board – to buy back the Company's own ordinary shares and Cumulative Preference A shares as specified in article 10 of the Company's Articles of Association for a period of 18 months (resolution – see explanatory note)
   - 9.2 Proposal to cancel Cumulative Preference A shares (resolution – see explanatory note)

10. Composition of the Supervisory Board
    - 10.1 The end-of-final-term resignation of Mr Y. Barbieux as member of the Supervisory Board (information – see explanatory note)
    - 10.2 The appointment of Mrs H. Verhagen as a member of the Supervisory Board (resolution – see explanatory note)

11. Amendment of the Articles of Association
    - 11.1 Name change (Nutreco N.V. instead of Nutreco Holding N.V.) and other amendments, mainly to bring the existing Articles of Association in line with recent and expected changes in company law (resolution – see explanatory note and leaflet)
    - 11.2 Deletion of the quorum requirement of article 31.2 to amend the Articles of Association (resolution – see explanatory note and leaflet)

12. Communications and questions

13. Closing

EXPLANATORY NOTE TO AGENDA ITEM 4.2

Dividend proposal

In accordance with the dividend policy as approved at the Annual General Meeting of Shareholders ('AGM') of 2006, a total dividend of EUR 1.32 (2008: EUR 1.43) per ordinary share is proposed of the net result of the Company's continuing operations, realised in the period January 1, 2009 through December 31, 2009, attributable to holders of ordinary shares, excluding impairment and book gains and losses on disposals. The pay out amounts to 45% (2008: 45%). Of this total dividend of EUR 1.32 per ordinary share, the Company has already distributed as interim dividend an amount of EUR 0.20 per ordinary share in August 2009. The final dividend amounts EUR 1.12 per ordinary share. The ex-dividend date will be April 7, 2010. The record date will be April 9, 2010.

In accordance with article 30.2 of the Company's Articles of Association the Executive Board, with the approval of the Supervisory Board, proposes to pay the final dividend of EUR 1.12 per ordinary share, at the discretion of the shareholders, either in cash or in the form of ordinary shares in the capital of the Company.

The conversion ratio will be determined by the Executive Board on April 21, 2010 after close of trading, based on the weighted average share price on the last three days of the period allowed for shareholders to notify the Company of their preference, i.e. April 19, 20 and 21, 2010. Both the cash and stock dividends will be put at the shareholders' disposal on April 27, 2010. The value of the stock dividend will be (approximately) equal to the cash dividend. Shares required for the stock dividend have been or will be purchased by the Company. These new ordinary shares will be entitled to dividend over the year 2010 and following.

EXPLANATORY NOTE TO AGENDA ITEM 5

Corporate Governance

5.1 Summary of the Corporate Governance policy

Reference is made to the Corporate Governance chapter which is included in the 2009 Annual Report on pages 60 up to and including 72 where the Company's Corporate Governance policy is explained, following the best practices of the Dutch Corporate Governance Code (as amended by the Monitoring Committee Corporate Governance Code on December 10, 2008) (the 'Code'). The remuneration policy of the Executive Board for the year 2010 remains unchanged.

5.2 Remuneration of the Supervisory Board

In line with the best practices of the Code to have due regard for corporate social responsibility issues that are relevant to the Company, it was decided to establish an Innovation & Sustainability Committee, as a Committee of the Supervisory Board. This Committee started its work in the 2nd half of 2009. It is proposed to award EUR 7,500 to the Chairman of this Committee and EUR 5,000 to the other members of this Committee per annum and pro-rata the period in which the Committee has functioned in 2009.

EXPLANATORY NOTE TO AGENDA ITEM 7

Appointment of KPMG Accountants N.V. as external auditor

In accordance with the Company's policy to submit to the Annual General Meeting of Shareholders the appointment of the external auditor, it is proposed to appoint KPMG Accountants N.V. as the external auditor of the Company until the closure of the accounting year 2011.

EXPLANATORY NOTE TO AGENDA ITEM 8

Proposal to designate the Executive Board as the corporate body to issue ordinary shares and to restrict or to exclude pre-emption rights

8.1 Proposal to designate the Executive Board as the corporate body – subject to the approval of the Supervisory Board – to issue ordinary shares and to grant rights to subscribe for ordinary shares as provided for in article 8 of the Company's Articles of Association for a period of 18 months

In accordance with article 8 of the Company's Articles of Association a request is made to designate the Executive Board as the corporate body, subject to the approval of the Supervisory Board, to issue ordinary shares and to grant rights to subscribe for ordinary shares. The authorisation will be limited to 10% of the issued ordinary shares as at the time of this authorisation, which percentage will be increased to 20% in case of mergers and acquisitions.

This designation is requested amongst others to allow the Executive Board to react in a timely way with regard to the financing of the Company. The period of the requested designation is 18 months, in accordance with the current Corporate Governance practice, starting after approval of the proposed resolution. The designation granted by the General Meeting of Shareholders in 2009 will cease to apply.

8.2 Proposal to designate the Executive Board as the corporate body authorised – subject to the approval of the Supervisory Board – to restrict or to exclude pre-emption rights as provided for in article 9 of the Company's Articles of Association for a period of 18 months

In accordance with article 9 of the Company's Articles of Association it is proposed to designate the Executive Board as the corporate body authorised, subject to the approval of the Supervisory Board, to restrict or to exclude pre-emption rights in connection with the issue of/grant of rights to subscribe for ordinary shares in accordance with article 96, Book 2 of the Dutch Civil Code. As it is the case for the proposal referred to under agenda item 8.1, the designation is limited to a period of 18 months, starting after approval of the proposed resolution. The designation granted by the General Meeting of Shareholders in 2009 will cease to apply.

In order for this proposal to be approved, a majority of at least 2/3 is required if less than 50% of the issued share capital is represented at the meeting. If half or more of the issued share capital is represented, a simple majority is sufficient.

EXPLANATORY NOTE TO AGENDA ITEM 9

Authorisation to buy back own ordinary shares and Cumulative Preference A shares and proposal to cancel Cumulative Preference A shares

9.1 Authorisation of the Executive Board – subject to the approval of the Supervisory Board – to buy back the Company's own ordinary shares and Cumulative Preference A shares as specified in article 10 of the Company's Articles of Association for a period of 18 months

In accordance with article 10 of the Company's Articles of Association a request is made to authorise the Executive Board, subject to the approval of the Supervisory Board, and without prejudice to the provisions of article 98, Book 2 of the Dutch Civil Code, to acquire ordinary shares and Cumulative Preference A shares representing a maximum of 10% of the Company's issued share capital.

With regard to the ordinary shares, the mandate is requested to acquire ordinary shares at a price per ordinary share between the nominal value of the ordinary shares and 110% of the average price of the ordinary shares on NYSE Euronext Amsterdam N.V.'s stock exchange during the five trading days prior to the acquisition. This authorisation to buy back shares provides the Executive Board, with the approval of the Supervisory Board, the required flexibility to fulfil its obligations deriving from employment related share plans, stock dividend or for other purposes.

With regard to the Cumulative Preference A shares, the mandate is requested to acquire Cumulative Preference A shares at a price per Cumulative Preference A share between the nominal value of the Cumulative Preference A shares and the intrinsic value increased with the discounted value of the return due, in accordance with article 29.1 of the Company's Articles of Association, up to and including December 30, 2010 and with the costs related to the buy back.

The period of the requested authorisation is 18 months, starting after approval of the proposed resolution. The authorisation granted by the General Meeting of Shareholders in 2009 will cease to apply.

9.2 Proposal to cancel Cumulative Preference A shares

If and to the extent Cumulative Preference A shares have been acquired in accordance with agenda item 9.1, the approval is sought to cancel such acquired Cumulative Preference A shares in accordance with the law and with article 11 of the Company's Articles of Association and in doing so, to reduce the issued capital of the Company.

In accordance with article 11 of the Company's Articles of Association, the General Meeting of holders of Cumulative Preference A shares will be requested prior to the AGM of 2010, to grant its approval to the proposal to cancel Cumulative Preference A shares. The cancellation of Cumulative Preference A shares will become effective after filing of the proposal with the Chamber of Commerce and two months having elapsed following the publication of the resolution to cancel Cumulative Preference A shares in a national newspaper subject to no opposition having been lodged by creditors within said period.

In order for this proposal to be approved, a majority of at least 2/3 is required if less than 50% of the issued share capital is represented at the meeting. If half or more of the issued share capital is represented, a simple majority is sufficient.

EXPLANATORY NOTE TO AGENDA ITEM 10

Composition of the Supervisory Board

10.1 The end-of-final-term resignation of Mr Y. Barbieux as a member of the Supervisory Board

Mr Y. Barbieux, member of the Supervisory Board, will at this General Meeting of Shareholders, step down after having served as member of the Supervisory Board for a period of 12 years. Mr Y. Barbieux was also a member of the Remuneration Committee and of the newly created Innovation & Sustainability Committee.

The Supervisory Board, the Executive Board and all staff of the Company wish to thank Mr Y. Barbieux for his long-time and valuable contribution to the Supervisory Board.

10.2 The appointment of Mrs H. Verhagen as a member of the Supervisory Board

The Supervisory Board resolved to make a non-binding proposal to the General Meeting, in accordance with article 14.5 of the Articles of Association of the Company, to appoint Mrs H. Verhagen as a member of the Supervisory Board for a period of 4 years, expiring at the Annual General Meeting of Shareholders of 2014. If the General Meeting appoints Mrs H. Verhagen as a member of the Supervisory Board, Mrs H. Verhagen will also be appointed by the Supervisory Board as a member of the Remuneration Committee.

Mrs H. Verhagen was born in 1966 and has the Dutch nationality. After having obtained her law degree, Mrs H. Verhagen obtained an HR Masters degree from the Tilburg University (1991), a Masters degree in Marketing (Nima C – 1995), an International Management degree from Insead (1991), a degree in Economics from the London School of Economics (2004) and an Executive MBA from Stanford University (2008).

Since 2007 Mrs H. Verhagen is Managing Director Group HR TNT. She started her career in 1991, first with KPN Telecom and then with TPG Post in various marketing & sales and operational functions, became Director of Mailprofs, a joint venture between TPG Post and Vedior in 1996, Director Key Accounts TPG Post in 1999, Director Key Accounts and Consumer Market in 2001 and Commercial Director TNT Post and member of the Board of TNT Post in 2003. Mrs H. Verhagen is also member of the Supervisory Board of SNS Reaal, Chairman of the Dutch HR Price and member of the Advisory Council of Rijkswaterstaat.

Mrs H. Verhagen does not own any shares of the Company.

The Supervisory Board believes that the extensive experience of Mrs H. Verhagen with an international, stock-listed company, both in a business management position and a corporate position, will be an excellent addition to the Supervisory Board following the resignation of Mr Y. Barbieux. The Executive Board fully supports the proposal to appoint Mrs H. Verhagen as a member of the Supervisory Board of the Company and member of the Remuneration Committee.

COMMENTARY TO AGENDA ITEM 11

Amendment of the Articles of Association

Reference is made to the leaflet with the existing text of the Articles of Association, the proposed amendments and the explanatory notices to the proposed amendments. The leaflet is available as from today on www.nutreco.com and is available for inspection at the offices of the Company, Veerstraat 38, Boxmeer until the meeting is held and is available free of charge at this address and at the offices of RBS (Gustav Mahlerlaan 10, Amsterdam).

In accordance with best practice provision IV.3.9 of the Code, the amendments related to the name change and other amendments on the one hand and the amendment with regard to the deletion of the quorum requirement to amend the Articles of Association on the other hand, are submitted as separate agenda items.

In order to finalise the amendments of the Articles of Association, each resolution mentioned hereinafter to amend the Articles of Association also includes the authorisation of each director of the Company as well as any and all lawyers and paralegals practising with De Brauw Blackstone Westbroek N.V. to apply for the required ministerial declaration of no-objection on the draft mentioned, as well as to execute the notarial deed of amendment to the Articles of Association. The execution of the deed to effect the amendments of the Articles of Association is subject to receipt of the Ministerial declarations of no-objection.

11.1 Name change (Nutreco N.V. instead of Nutreco Holding N.V.) and other amendments, mainly to bring the existing Articles of Association in line with recent and expected changes in company law

The proposed amendments aim mainly to simplify the wording of the Articles of Association and to bring the Articles of Association in line with recent and expected changes in company law in the Netherlands and with the best practices of the Code.

11.2 Deletion of the quorum requirement of article 31.2 to amend the Articles of Association

It is proposed to enable an amendment of the Articles of Association by a decision taken at the General Meeting of Shareholders without the requirement of a quorum of 50% of the issued share capital attending the meeting. This should avoid having to organise a second General Meeting to decide upon a proposal to amend the Articles of Association whenever the quorum requirement is not met. This requires an amendment of the articles 31.2 and 31.3 of the Articles of Association of the Company.

The amendments of the Articles of Association referred to in item 11 of the agenda and of this explanatory note require a resolution of the meeting in which at least 50% of the issued share capital is represented. A second meeting will be required if this requirement cannot be met at the General Meeting. A normal majority of votes of the shareholders attending or represented at that second meeting will be sufficient to resolve to amend the Articles of Association.



ANNUAL GENERAL MEETING

OF SHAREHOLDERS

NUTRECO HOLDING N.V.

DATED APRIL 1, 2010

AGENDA ITEM 11

AMENDMENT OF THE ARTICLES OF ASSOCIATION

PRESENT ARTICLES OF ASSOCIATION OF NUTRECO HOLDING N.V. WITH CORPORATE SEAT IN BOXMEER, THE NETHERLANDS	PROPOSED AMENDMENTS OF THE ARTICLES OF ASSOCIATION OF NUTRECO HOLDING N.V. WITH CORPORATE SEAT IN BOXMEER, THE NETHERLANDS	EXPLANATION
Name and Registered Office.	**Name and Registered Office.**	
Article 1.	**Article 1.**	
1.1. The Company is a limited liability company and its name is: Nutreco Holding N.V.	1.1. The Company is a limited liability company and its name is: Nutreco N.V.	***It is proposed to change the name of Nutreco Holding N.V. to Nutreco N.V.***
1.2. The Company has its registered office in Boxmeer. The Company may have branch offices elsewhere, also outside the Netherlands.	1.2. The Company has its registered office in Boxmeer. The Company may have branch offices elsewhere, also outside the Netherlands.	
Objectives.	**Objectives.**	
Article 2.	**Article 2.**	
2.1. The objectives for which the Company is established are: a. to participate in, to finance and administer companies, business enterprises and other business undertakings, to borrow moneys and to furnish moneys on loan and in	2.1. The objectives for which the Company is established are to promote or join others in promoting companies and enterprises, to participate in companies and enterprises, to finance companies and enterprises, including providing security or undertaking the obligations of companies and	***The proposed amendment of article 2 paragraph 1 is desired in order to simplify the objects clause of the Company. It is also proposed to delete the existing paragraph 2 and to renumber the other paragraphs. Substantive changes are not intended.***

general to enter into financial transactions, to furnish guarantees and to render services in the field of commerce and finance, to buy and sell promissory notes, to acquire, hold, dispose of or in any other way to deal with all kinds of participation and interests in other companies, business enterprises and other business undertakings;

b. to commercialize licences, copyrights, patents, designs, secret processor formulae, trademarks and similar interests, to promote the selling and purchasing of - as well as the trade in - the aforementioned objects, including the giving of the use of these objects;

c. to acquire royalties and other income connected with the activities as mentioned under b;

d. to acquire, hold, exploit, turn to account, to encumber, dispose of or in any other way utilize movables and immovables;

e. to render services to other companies, including the promotion of the communication with other companies;

enterprises with which the company is joined in a group or in which the company owns an interest or with which the company collaborates in any other way, to conduct the management of and to operate companies engaged in field of animal nutrition and fish feed, including all acts and things which relate or may be conducive thereto in the broadest sense, as well as to promote, to participate in, to conduct the management of and, as the case may be, to operate businesses of any other kind.

f. for purposes not related to the conduct of its business to make periodic payments for or towards pension or superannuation funds or other objects;

g. to perform all acts that are advisable, necessary, usual or related to the abovementioned objectives, which shall include but not be limited to all acts that relate to the management of, the acting in conjunction with, the participating in, the acquiring of or the merging or amalgamating with other business enterprises or companies with objects equal or related to those that have been stated above.

2.2. The Company shall have power to form and to acquire and to participate in any other trade, business or business enterprises having one or more objectives as specified in paragraph 1 hereof or being related thereto or whose objects are capable of being conducive, in whole or in part, to the promotion of one or more of the objectives specified in paragraph 1 hereof.

2.3. The Company may not grant any loans, provide any collateral, guarantee the price, otherwise guarantee or otherwise bind itself

<u>2.2.</u> The Company may not grant any loans, provide any collateral, guarantee the price, otherwise guarantee or otherwise bind itself

Current text	Proposed text	Explanation
jointly and severally with or for third parties, for the purpose of the subscription or acquisition by third parties of shares in its own capital or of depository receipts issued therefor. The prohibition in the last sentence shall not apply if shares or depository receipts are subscribed or acquired by employees of the Company or of a group company.	jointly and severally with or for third parties, for the purpose of the subscription or acquisition by third parties of shares in its own capital or of depository receipts issued therefor. The prohibition in the last sentence shall not apply if shares or depository receipts are subscribed or acquired by employees of the Company or of a group company.	
2.4. The objects specified above must be given the widest possible meaning.	2.3. The objects specified above must be given the widest possible meaning.	
2.5. The Executive Board shall have power without the approval of the general meeting of shareholders, subject to the approval of the Supervisory Board to enter into agreements as referred to in Article 94 of Book 2.	2.4. The Executive Board shall have power without the approval of the General Meeting, subject to the approval of the Supervisory Board to enter into agreements as referred to in Article 94 of Book 2.	***It is proposed to amend "general meeting of shareholders" to "General Meeting", in line with the definition stated in article 4, paragraph 1 under c.***
Capital.	**Capital.**	
Article 3.	**Article 3.**	
3.1. The authorized capital of the Company amounts to forty-one million five hundred and twenty thousand euro (EUR 41,520,000), divided into fifty-five million (55,000,000) ordinary shares, sixteen million (16,000,000) cumulative preference 'A' shares, seventy-one million (71,000,000) cumulative preference 'D' shares and thirty-one million (31,000,000) cumulative preference 'E' shares -	3.1. The authorized capital of the Company amounts to forty-one million five hundred and twenty thousand euro (EUR 41,520,000), divided into fifty-five million (55,000,000) ordinary shares, sixteen million (16,000,000) cumulative preference 'A' shares, seventy-one million (71,000,000) cumulative preference 'D' shares and thirty-one million (31,000,000) cumulative preference 'E' shares -	

hereinafter to be referred to as: "cumulative preference 'E' shares" - subdivided into five series, numbered 1 up to and including 5, of six million two hundred thousand (6,200,000) cumulative preference 'E' shares each.

3.2. The nominal value of each of the shares specified in paragraph 1 of this Article is twenty-four eurocents (EUR 0.24).

Definitions.

Article 4.

4.1. In these Articles of Association the following words and expressions shall have the meanings hereby assigned to them:

a. Book 2 means: Book 2 of the Netherlands Civil Code;

b. Executive Board/member(s) Executive Board means: the body of persons/individual person(s) of the Company in the terms as defined in Book 2;

c. the General Meeting means: the general meeting of shareholders as body of the Company, and also: meetings of that body of members;

d. shares means: both the ordinary shares, the cumulative preference 'A' shares, the cumulative preference 'D' shares as well as each of the series

hereinafter to be referred to as: "cumulative preference 'E' shares" - subdivided into five series, numbered 1 up to and including 5, of six million two hundred thousand (6,200,000) cumulative preference 'E' shares each.

3.2. The nominal value of each of the shares specified in paragraph 1 of this Article is twenty-four eurocents (EUR 0.24).

Definitions.

Article 4.

4.1. In these Articles of Association the following words and expressions shall have the meanings hereby assigned to them:

a. Book 2 means: Book 2 of the Netherlands Civil Code;

b. Executive Board/member(s) Executive Board means: the body of persons/individual person(s) of the Company in the terms as defined in Book 2;

c. the General Meeting means: the general meeting of shareholders as body of the Company, and also: meetings of that body of members;

d. shares means: both the ordinary shares, the cumulative preference 'A' shares, the cumulative preference 'D' shares as well as each of the series cumulative preference 'E' shares in the capital of the Company, unless otherwise stated or apparent from the context;

e. shareholders: both the holders of ordinary shares, the holders of cumulative preference 'A' shares, the holders of cumulative preference 'D' shares as well as the holders of each of the series cumulative preference 'E' shares, unless otherwise stated or apparent from the context;

f. transfer restrictions means: the provisions in these Articles of Association which limit the transferability of cumulative preference 'A' shares, cumulative preference 'D' shares and each of the series cumulative preference 'E' shares;

g. depository receipts means: registered depository receipts issued for shares without the cooperation of the Company;

h. persons entitled to attend General Meetings means: shareholders with or without voting rights, and also includes persons who possess usufruct of shares and are entitled to

cumulative preference 'E' shares in the capital of the Company, unless otherwise stated or apparent from the context;

e. shareholders: both the holders of ordinary shares, the holders of cumulative preference 'A' shares, the holders of cumulative preference 'D' shares as well as the holders of each of the series cumulative preference 'E' shares, unless otherwise stated or apparent from the context;

f. transfer restrictions means: the provisions in these Articles of Association which limit the transferability of cumulative preference 'A' shares, cumulative preference 'D' shares and each of the series cumulative preference 'E' shares;

g. depository receipts means: registered depository receipts issued for shares without the cooperation of the Company;

h. persons entitled to attend General Meetings means: shareholders with or without voting rights, and also includes persons who possess usufruct of shares and are entitled to vote such shares and persons to whom shares have been pledged and are entitled to vote such shares, all this without prejudice to paragraph 1 of Article 22;

i. receipt holders' rights means: the rights which by law vest in persons entitled to attend General Meetings, including but not limited to the right to receive notice of General Meetings, the right to attend such meetings and the right to take the floor at such meetings;

j. annual accounts means: the balance sheet, the profit and loss account and the explanatory notes thereon;

k. amount compulsorily paid means: the nominal value paid by the shareholders of a certain class of shares on their shares together with the capital surplus compulsorily paid on those shares.

4.2. The expressions "written" and "in writing" also mean: communications sent by telegraph, telex, telecopier or by any other means of telecommunication capable of transmitting written text.

<u>Shares. Share certificate ordinary shares in bearer form. Depository Receipts. Usufruct and</u>

vote such shares and persons to whom shares have been pledged and are entitled to vote such shares, all this without prejudice to paragraph 1 of Article 22;

i. receipt holders' rights means: the rights which by law vest in persons entitled to attend General Meetings, including but not limited to the right to receive notice of General Meetings, the right to attend such meetings and the right to take the floor at such meetings;

j. annual accounts means: the balance sheet, the profit and loss account and the explanatory notes thereon;

k. amount compulsorily paid means: the nominal value paid by the shareholders of a certain class of shares on their shares together with the capital surplus compulsorily paid on those shares.

4.2. The expressions "written" and "in writing" also mean: communications sent by telegraph, telex, telecopier or by any other means of telecommunication capable of transmitting written text.

<u>Shares. Share certificate ordinary shares in bearer form. Depository Receipts. Usufruct and</u>

pledge of shares.

Article 5.

5.1. The ordinary shares shall be bearer or registered shares at the option of the shareholder. The cumulative preference 'A' shares, the cumulative preference 'D' shares and each of the series cumulative preference 'E' shares shall be registered shares. No certificates are issued in respect of registered shares. The holders of registered shares are listed in the shareholders register. The cumulative preference 'A' shares shall be identified by the letters: CPA, the cumulative preference 'D' shares shall be identified by the letters: CPD and the series cumulative preference 'E' shares by the letters: 1CPE, respectively 2CPE, respectively 3CPE, respectively 4CPE, respectively 5CPE. The Executive Board may number the shares in consecutive order, in which case the numbering of the ordinary shares shall start from number 1, the numbering of the cumulative preference 'A' shares from number CPA1, the numbering of the cumulative preference 'D' shares from number CPD1 and the numbering of the five series cumulative preference 'E' shares from number 1CPE1, respectively 2CPE1,

pledge of shares.

Article 5.

5.1. The ordinary shares shall be bearer or registered shares at the option of the shareholder. The cumulative preference 'A' shares, the cumulative preference 'D' shares and each of the series cumulative preference 'E' shares shall be registered shares. No certificates are issued in respect of registered shares. The holders of registered shares are listed in the shareholders register. The cumulative preference 'A' shares shall be identified by the letters: CPA, the cumulative preference 'D' shares shall be identified by the letters: CPD and the series cumulative preference 'E' shares by the letters: 1CPE, respectively 2CPE, respectively 3CPE, respectively 4CPE, respectively 5CPE. The Executive Board may number the shares in consecutive order, in which case the numbering of the ordinary shares shall start from number 1, the numbering of the cumulative preference 'A' shares from number CPA1, the numbering of the cumulative preference 'D' shares from number CPD1 and the numbering of the five series cumulative preference 'E' shares from number 1CPE1, respectively 2CPE1, respectively 3CPE1, respectively 4CPE1, respectively 5CPE1, and subject to this provision the Executive Board may with due observance of the provisions of the previous sentence, change the numbering of shares.

5.2. All ordinary shares in bearer form shall be embodied in one share certificate.

5.3. Upon subscription for ordinary shares in bearer form to be issued, the person who acquires a right vis-à-vis the Company to an ordinary share shall receive a right in respect of an ordinary share in bearer form in the following manner.

5.4. The Company shall have the share certificate referred to in paragraph 2 kept in custody for the person or persons entitled by the Nederlands Centraal Instituut voor Giraal Effectenverkeer (Dutch Central Institute for Giro Securities Transactions), being the central institute within the meaning of the Wet giraal effectenverkeer (Act on giro securities transactions) (hereinafter: "Necigef").

5.5. The Company grants a right in respect of an ordinary share to a person entitled because (a) Necigef enables the Company to add a share (or have this done) to the share certificate concerned and (b) the

respectively 3CPE1, respectively 4CPE1, respectively 5CPE1, and subject to this provision the Executive Board may with due observance of the provisions of the previous sentence, change the numbering of shares.

5.2. All ordinary shares in bearer form shall be embodied in one share certificate.

5.3. Upon subscription for ordinary shares in bearer form to be issued, the person who acquires a right vis-à-vis the Company to an ordinary share shall receive a right in respect of an ordinary share in bearer form in the following manner.

5.4. The Company shall have the share certificate referred to in paragraph 2 kept in custody for the person or persons entitled by the Nederlands Centraal Instituut voor Giraal Effectenverkeer (Dutch Central Institute for Giro Securities Transactions), being the central institute within the meaning of the Wet giraal effectenverkeer (Act on giro securities transactions) (hereinafter: "Necigef").

5.5. The Company grants a right in respect of an ordinary share to a person entitled because (a) Necigef enables the Company to add a share (or have this done) to the share certificate concerned and (b) the

	person entitled designates an affiliated institution as referred to in the Wet giraal effectenverkeer (hereinafter: "Affiliated Institution"), which credits him accordingly as joint holder (hereinafter: "Joint Holder") in the collective deposit within the meaning of the Wet giraal effectenverkeer.		person entitled designates an affiliated institution as referred to in the Wet giraal effectenverkeer (hereinafter: "Affiliated Institution"), which credits him accordingly as joint holder (hereinafter: "Joint Holder") in the collective deposit within the meaning of the Wet giraal effectenverkeer.	
5.6.	Without prejudice to article 22, paragraph 5, the administration of the share certificate is irrevocably assigned to Necigef and Necigef is irrevocably empowered to do whatever is necessary in respect of the shares concerned on behalf of the person or persons entitled, including acceptation, transfer and co-operation in adding to and deducting from the share certificate.	5.6.	The administration of the share certificate is irrevocably assigned to Necigef and Necigef is irrevocably empowered to do whatever is necessary in respect of the shares concerned on behalf of the person or persons entitled, including acceptation, transfer and co-operation in adding to and deducting from the share certificate.	***In connection with the proposal to replace the text of article 22 paragraphs 5 and 6 by a new text, it is proposed to delete the reference "Without prejudice to article 22, paragraph 5" in article 5 paragraph 6.***
5.7.	If a Joint holder of the Affiliated Institution requires surrender of one or more ordinary shares in bearer form up to at most an number for which he is Joint holder, (a) Necigef shall transfer the shares by deed to the person entitled, (b) the Company shall acknowledge the transfer, (c) Necigef shall enable the Company to deduct the shares from the share certificate (or have this done), (d) the Affiliated Institution concerned shall debit the person entitled accordingly as Joint Holder in its collective deposit and (e) the Company shall register	5.7.	If a Joint holder of the Affiliated Institution requires surrender of one or more ordinary shares in bearer form up to at most an number for which he is Joint holder, (a) Necigef shall transfer the shares by deed to the person entitled, (b) the Company shall acknowledge the transfer, (c) Necigef shall enable the Company to deduct the shares from the share certificate (or have this done), (d) the Affiliated Institution concerned shall debit the person entitled accordingly as Joint Holder in its collective deposit and (e) the Company shall register	

the holder (or have this done) as holder of a share in registered form in the shareholders register. Under the provisions of this paragraph or paragraph 8, the Company may only charge the shareholder, who has his shares registered in registered form or in bearer form, the costs for doing so.

5.8. A holder of an ordinary share in registered form may have the same registered in bearer form at any time because (a) the person entitled transfers this share by deed to Necigef, (b) the Company acknowledges the transfer, (c) Necigef enables the Company to add the shares to the share certificate (or have this done), (d) an Affiliated Institution designated by the person entitled credits the person entitled accordingly as Joint Holder in its collective deposit and (e) the Company deregisters the person entitled (or has this done) as holder of the share concerned in the shareholders register.

5.9. The share certificate shall be signed personally by a member of the Executive Board.

5.10. If the share certificate has been lost, the Executive Board may issue a duplicate certificate, under such terms and conditions as the Executive Board shall attach to the

the holder (or have this done) as holder of a share in registered form in the shareholders register. Under the provisions of this paragraph or paragraph 8, the Company may only charge the shareholder, who has his shares registered in registered form or in bearer form, the costs for doing so.

5.8. A holder of an ordinary share in registered form may have the same registered in bearer form at any time because (a) the person entitled transfers this share by deed to Necigef, (b) the Company acknowledges the transfer, (c) Necigef enables the Company to add the shares to the share certificate (or have this done), (d) an Affiliated Institution designated by the person entitled credits the person entitled accordingly as Joint Holder in its collective deposit and (e) the Company deregisters the person entitled (or has this done) as holder of the share concerned in the shareholders register.

5.9. The share certificate shall be signed personally by a member of the Executive Board.

5.10. If the share certificate has been lost, the Executive Board may issue a duplicate certificate, under such terms and conditions as the Executive Board shall attach to the same. Following issue of this document, which shall bear the word duplicate, the original document shall be void vis-à-vis the Company.

5.11. The Company may not give its cooperation in the issue of depository receipts for shares.

5.12. Shares may be encumbered with usufruct. If at the creation of the usufruct it has been provided that the right to vote shall vest in the usufructuary and the usufructuary is a person to whom the shares cannot be freely transferred, he shall have that right only if the granting of the voting right to the usufructuary and - in the case of assignment or transmission of the usufruct - the transmission of the voting right has been approved by the General Meeting with a majority of at least seventy-five (75%) percent of the votes cast.

5.13. Shares may be pledged as security. If at the creation of the pledge it has been provided that the right to vote shall vest in the pledgee and the pledgee is a person to whom the shares cannot be freely transferred, he shall have that right only if the grant of the pledge has been approved by the General Meeting with a majority of at least seventy-five (75%) percent of the

same. Following issue of this document, which shall bear the word duplicate, the original document shall be void vis-à-vis the Company.

5.11. The Company may not give its cooperation in the issue of depository receipts for shares.

5.12. Shares may be encumbered with usufruct. If at the creation of the usufruct it has been provided that the right to vote shall vest in the usufructuary and the usufructuary is a person to whom the shares cannot be freely transferred, he shall have that right only if the granting of the voting right to the usufructuary and - in the case of assignment or transmission of the usufruct - the transmission of the voting right has been approved by the General Meeting with a majority of at least seventy-five (75%) percent of the votes cast.

5.13. Shares may be pledged as security. If at the creation of the pledge it has been provided that the right to vote shall vest in the pledgee and the pledgee is a person to whom the shares cannot be freely transferred, he shall have that right only if the grant of the pledge has been approved by the General Meeting with a majority of at least seventy-five (75%) percent of the votes cast. If the rights of the pledgee pass to another person, such person shall have the voting right only if the transmission of the voting right has been approved by the General Meeting with a majority of seventy-five percent (75%) of the votes cast.

5.14. A shareholder who in consequence of usufruct or a pledge created on his shares is not entitled to vote, usufructuaries entitled to vote and pledgees entitled to vote shall possess the receipt holders' rights.

Transfer of registered shares. Exercise of shareholder's rights.

Article 6.

6.1. The transfer of registered shares shall require a deed signed for that purpose in accordance with the provisions as laid down in Article 86c, Book 2. In the event of partly paid up cumulative preference 'D' shares the instrument may be acknowledged only if the instrument of transfer has an officially recorded date.

6.2. Paragraph 1 of this Article shall apply mutatis mutandis to the creation and transfer of usufruct of registered shares, to the creation of a pledge upon registered shares and to the division of any community of property or joint estate of which

votes cast. If the rights of the pledgee pass to another person, such person shall have the voting right only if the transmission of the voting right has been approved by the General Meeting with a majority of seventy-five percent (75%) of the votes cast.

5.14. A shareholder who in consequence of usufruct or a pledge created on his shares is not entitled to vote, usufructuaries entitled to vote and pledgees entitled to vote shall possess the receipt holders' rights.

Transfer of registered shares. Exercise of shareholder's rights.

Article 6.

6.1. The transfer of registered shares shall require a deed signed for that purpose in accordance with the provisions as laid down in Article 86c, Book 2. In the event of partly paid up cumulative preference 'D' shares the instrument may be acknowledged only if the instrument of transfer has an officially recorded date.

6.2. Paragraph 1 of this Article shall apply mutatis mutandis to the creation and transfer of usufruct of registered shares, to the creation of a pledge upon registered shares and to the division of any community of property or joint estate of which

Current text	Proposed text	Explanation
registered shares or a usufruct of registered shares are part.	registered shares or a usufruct of registered shares are part.	
Supply of residence and address. Notices and announcements. Register of shareholders.	**Supply of residence and address. Notices and announcements. Register of shareholders.**	
Article 7.	**Article 7.**	
7.1. Holders of registered shares, pledgees and usufructuaries of registered shares must supply their residence and address to the Company in writing.	7.1. Holders of registered shares, pledgees and usufructuaries of registered shares must supply their residence and address to the Company in writing.	
7.2. Notices, announcements and generally all communications intended for the persons referred to in paragraph 1 of this Article are to be sent in writing to the addresses they have supplied to the Company. Notwithstanding the provisions of the last sentence, the provisions of Article 9, paragraph 3 and the provisions of Article 24, paragraph 3, all notices and communications to shareholders shall be by way of advertisement in a nationwide published daily newspaper and - in the case of a quotation as referred to in Article 9, paragraph 3 - in the Official Price List of Euronext Amsterdam N.V. Notices and communications which, according to the law or these Articles of Association must be addressed to the General Meeting, are to be effected by including them either in the notice for a general meeting or in a	7.2. Unless these Articles of Association provide otherwise, notices, announcements and generally all communications intended for the Company and/or a body of the Company are to be sent in writing to the Company's address.	***Since the requirement of Rule Book II of Euronext Amsterdam to publish an advertisement in at least one nationwide published daily newspaper and the Official Prize List has ceased to apply, this provision may be deleted.*** ***Since the Articles of Association state in which cases notices and announcements are to be sent other than (only) in writing to the Company's address, the proposed addition "unless these Articles of Association provide otherwise" in paragraph 2 (the existing paragraph 3) is sufficient. The existing paragraph 2 may therefore be deleted. The other paragraphs of article 7 may be renumbered.***

document, which is available for inspection at the Company's offices, provided this is mentioned in the notice.

7.3. Notwithstanding the provision at the last sentence of the last paragraph, notices, announcements and generally all communications intended for the Company and/or a body of the Company are to be sent in writing to the Company's address.

7.4. The Executive Board shall keep a register in which shall be recorded:

a. the names and addresses of all holders of registered shares as supplied by those persons to the Company, the number of shares they hold, specifying the class of the shares and their identifying numbers, if any, and the date on which they acquired the shares, the date of acknowledgement by or service upon the Company of notice of the acquisition of the shares, the date of registration as well as the amount paid on each share;

b. the names and addresses of usufructuaries and pledgees of registered shares as supplied by those persons to the Company, the date on which they acquired such

7.3. The Executive Board shall keep a register in which shall be recorded:

a. the names and addresses of all holders of registered shares as supplied by those persons to the Company, the number of shares they hold, specifying the class of the shares and their identifying numbers, if any, and the date on which they acquired the shares, the date of acknowledgement by or service upon the Company of notice of the acquisition of the shares, the date of registration as well as the amount paid on each share;

b. the names and addresses of usufructuaries and pledgees of registered shares as supplied by those persons to the Company, the date on which they acquired such usufruct or pledge, the number and class(es) of shares in respect of which they possess such usufruct or pledge and the identifying numbers, if any, of those shares, the date of acknowledgement by or service upon the Company of notice of such acquisition, the date of registration, as well as notes specifying whether or not the right to vote and the receipt holders' rights vest in the usufructuary or pledgee concerned;

c. each and any release from liability granted in respect of monies unpaid on shares.

7.5. The register of shareholders shall be updated at regular times. The pages of the register shall be numbered consecutively and shall be initialled by a member of the Executive Board. Each entry or note made in the register shall be initialled in the same manner. For this purpose a facsimile signature shall be deemed a personal signature.

7.6. Upon request, the Executive Board shall supply to any shareholder, usufructuary or pledgee an extract from the register of shareholders in respect of his rights to a share. If the share is encumbered with a

usufruct or pledge, the number and class(es) of shares in respect of which they possess such usufruct or pledge and the identifying numbers, if any, of those shares, the date of acknowledgement by or service upon the Company of notice of such acquisition, the date of registration, as well as notes specifying whether or not the right to vote and the receipt holders' rights vest in the usufructuary or pledgee concerned;

c. each and any release from liability granted in respect of monies unpaid on shares.

7.4. The register of shareholders shall be updated at regular times. The pages of the register shall be numbered consecutively and shall be initialled by a member of the Executive Board. Each entry or note made in the register shall be initialled in the same manner. For this purpose a facsimile signature shall be deemed a personal signature.

7.5. Upon request, the Executive Board shall supply to any shareholder, usufructuary or pledgee an extract from the register of shareholders in respect of his rights to a share. If the share is encumbered with a usufruct or a pledge, the extract shall state which person possesses the right to vote and which person has the receipt holders' rights.

7.7. The Executive Board shall keep the register of shareholders at the office of the Company where it shall be open to the inspection of any shareholder, and any usufructuary and any pledgee of such shares who has the receipt holders' rights. The particulars recorded in the register in respect of partly-paid shares shall be open to public inspection; a copy of or an extract from such particulars shall be supplied at a charge not exceeding cost.

Issue of shares.

Article 8.

8.1. Shares shall be issued pursuant to a resolution of the General Meeting subject to the approval of the Supervisory Board. Subject to the approval of the Supervisory Board, the General Meeting may designate the Executive Board as the authorised body to resolve to issue shares; as long as the Executive Board is authorised to resolve to issue shares, the General Meeting is not allowed to resolve to issue shares.

8.2. Subject to the approval of the Supervisory Board, the General Meeting or, as the case

usufruct or a pledge, the extract shall state which person possesses the right to vote and which person has the receipt holders' rights.

7.6. The Executive Board shall keep the register of shareholders at the office of the Company where it shall be open to the inspection of any shareholder, and any usufructuary and any pledgee of such shares who has the receipt holders' rights. The particulars recorded in the register in respect of partly-paid shares shall be open to public inspection; a copy of or an extract from such particulars shall be supplied at a charge not exceeding cost.

Issue of shares.

Article 8.

8.1. Shares shall be issued pursuant to a resolution of the General Meeting subject to the approval of the Supervisory Board. Subject to the approval of the Supervisory Board, the General Meeting may designate the Executive Board as the authorised body to resolve to issue shares; as long as the Executive Board is authorised to resolve to issue shares, the General Meeting is not allowed to resolve to issue shares.

8.2. Subject to the approval of the Supervisory Board, the General Meeting or, as the case may be the Executive Board shall determine the price and the further terms and conditions of the issue, with due observance of the other provisions on this matter in these Articles of Association.

8.3. If the Executive Board is designated as the authorised body to resolve to issue shares, it is determined on such designation which number and which class of shares may be issued. On such a designation the period of the designation shall also be determined, which period may not exceed five years. The designation may be extended, from time to time, for periods not exceeding five years. Unless such designation provides otherwise, it may not be withdrawn.

8.4. A valid resolution of the General Meeting to issue or to designate the Executive Board to do so, shall require the approval of the Supervisory Board besides a prior or simultaneous resolution of approval by each group of holders of the same class of shares to whose rights the issue is detrimental.

8.5. Within eight days of a resolution by the General Meeting to issue or to designate the Executive Board, the Executive Board shall deposit the full text of the resolution at the commercial register.

may be the Executive Board shall determine the price and the further terms and conditions of the issue, with due observance of the other provisions on this matter in these Articles of Association.

8.3. If the Executive Board is designated as the authorised body to resolve to issue shares, it is determined on such designation which number and which class of shares may be issued. On such a designation the period of the designation shall also be determined, which period may not exceed five years. The designation may be extended, from time to time, for periods not exceeding five years. Unless such designation provides otherwise, it may not be withdrawn.

8.4. A valid resolution of the General Meeting to issue or to designate the Executive Board to do so, shall require the approval of the Supervisory Board besides a prior or simultaneous resolution of approval by each group of holders of the same class of shares to whose rights the issue is detrimental.

8.5. Within eight days of a resolution by the General Meeting to issue or to designate the Executive Board, the Executive Board shall deposit the full text of the resolution at the commercial register.

8.6. Within eight days of each issue of shares, the Executive Board shall report the same to the commercial register, stating the number and class.

8.7. The provisions of the previous paragraphs shall apply correspondingly to the granting of rights to subscribe for shares, but shall not apply to an issue of shares to a person who exercises a previously acquired right to subscribe for shares.

8.8. The Company cannot subscribe for shares in its own capital.

8.9. a. If the Executive Board has been authorized to resolve to issue shares, it shall for the issue of cumulative preference 'D' shares - including in this paragraph the granting of a right to take cumulative preference 'D' shares but not to an issue of cumulative preference 'D' shares to a person who exercises a previously acquired right to subscribe for cumulative preference 'D' shares - have the duty to explain the reason(s) of such issue at a General Meeting to be held within thirty days after those shares have been issued, unless such explanation has been given at a previous General Meeting.

8.6. Within eight days of each issue of shares, the Executive Board shall report the same to the commercial register, stating the number and class.

8.7. The provisions of the previous paragraphs shall apply correspondingly to the granting of rights to subscribe for shares, but shall not apply to an issue of shares to a person who exercises a previously acquired right to subscribe for shares.

8.8. The Company cannot subscribe for shares in its own capital.

8.9. a. If the Executive Board has been authorized to resolve to issue shares, it shall for the issue of cumulative preference 'D' shares - including in this paragraph the granting of a right to take cumulative preference 'D' shares but not to an issue of cumulative preference 'D' shares to a person who exercises a previously acquired right to subscribe for cumulative preference 'D' shares - have the duty to explain the reason(s) of such issue at a General Meeting to be held within thirty days after those shares have been issued, unless such explanation has been given at a previous General Meeting.

b. If cumulative preference 'D' shares have been issued by virtue of a resolution to issue, or a resolution to grant rights to take shares, passed by the Executive Board without the prior approval or other assistance of the General Meeting, the Executive Board shall convene a General Meeting within two years of that issue and put a proposal to that meeting concerning purchase or cancellation of said issued cumulative preference 'D' shares. If the resolution for purchase or cancellation of the cumulative preference 'D' shares is not passed in that meeting the Executive Board shall, in each instance within two years after the aforementioned proposal has been put up for discussion, again convene a General Meeting in which such a proposal shall be made again, which obligation no longer exists if the said shares are no longer issued or are no longer held by another than the Company.

8.10. Ordinary shares, cumulative preference 'A' shares and cumulative preference 'E'

b. If cumulative preference 'D' shares have been issued by virtue of a resolution to issue, or a resolution to grant rights to take shares, passed by the Executive Board without the prior approval or other assistance of the General Meeting, the Executive Board shall convene a General Meeting within two years of that issue and put a proposal to that meeting concerning purchase or cancellation of said issued cumulative preference 'D' shares. If the resolution for purchase or cancellation of the cumulative preference 'D' shares is not passed in that meeting the Executive Board shall, in each instance within two years after the aforementioned proposal has been put up for discussion, again convene a General Meeting in which such a proposal shall be made again, which obligation no longer exists if the said shares are no longer issued or are no longer held by another than the Company.

8.10. Ordinary shares, cumulative preference 'A' shares and cumulative preference 'E' shares may be issued only against payment in full; cumulative preference 'D' shares may be issued against partial payment, provided however that the part of the nominal amount of each cumulative preference 'D' share which must be paid - irrespective of when it is issued - must be the same, and that at least one-fourth of the nominal amount must be paid up when the share is taken.

8.11. The Executive Board may with the approval of the Supervisory Board resolve that payment on shares shall be made by some other means than payment in cash.

8.12. Subject to the approval of the Supervisory Board, the Executive Board may resolve on which day and up to which amount further payment on non-fully paid cumulative preference 'D' shares must be made. The Executive Board shall notify the holders of cumulative preference 'D' shares of any resolution for further issue without delay, stating explicitly the contents of paragraph 13 of this Article; there shall be at least four weeks between such notification and the day on which payment must have been made.

8.13. If a shareholder defaults in satisfying his further payment obligation - which is the

shares may be issued only against payment in full; cumulative preference 'D' shares may be issued against partial payment, provided however that the part of the nominal amount of each cumulative preference 'D' share which must be paid - irrespective of when it is issued - must be the same, and that at least one-fourth of the nominal amount must be paid up when the share is taken.

8.11. The Executive Board may with the approval of the Supervisory Board resolve that payment on shares shall be made by some other means than payment in cash.

8.12. Subject to the approval of the Supervisory Board, the Executive Board may resolve on which day and up to which amount further payment on non-fully paid cumulative preference 'D' shares must be made. The Executive Board shall notify the holders of cumulative preference 'D' shares of any resolution for further issue without delay, stating explicitly the contents of paragraph 13 of this Article; there shall be at least four weeks between such notification and the day on which payment must have been made.

8.13. If a shareholder defaults in satisfying his further payment obligation - which is the case by the mere expiry of the stated term - he shall be required, as of the day on which the payment should have been made, to pay to the Company the statutory interest and to indemnify the Company for any further loss occurred as a result of his failing. In addition, he may, as long as he has not met his obligation for further payment, not exercise the right to meet and vote vested in the relevant shares and the right to distributions on those shares shall be suspended.

Pre-emptive right at issue of shares.

Article 9.

9.1. Each holder of ordinary shares shall have a pre-emptive right regarding new ordinary shares to be issued against payment in cash. Each holder of cumulative preference 'A' shares shall have a pre-emptive right regarding new cumulative preference 'A' shares against payment in cash. Holders of cumulative preference 'D' shares and cumulative preference 'E' shares shall have no pre-emptive right in respect of shares that are issued. Holders of ordinary shares and holders of cumulative preference 'A' shares shall have no pre-emptive right in respect of cumulative preference 'D' shares and cumulative preference 'E' shares that

case by the mere expiry of the stated term - he shall be required, as of the day on which the payment should have been made, to pay to the Company the statutory interest and to indemnify the Company for any further loss occurred as a result of his failing. In addition, he may, as long as he has not met his obligation for further payment, not exercise the right to meet and vote vested in the relevant shares and the right to distributions on those shares shall be suspended.

Pre-emptive right at issue of shares.

Article 9.

9.1. Each holder of ordinary shares shall have a pre-emptive right regarding new ordinary shares to be issued against payment in cash. Each holder of cumulative preference 'A' shares shall have a pre-emptive right regarding new cumulative preference 'A' shares against payment in cash. Holders of cumulative preference 'D' shares and cumulative preference 'E' shares shall have no pre-emptive right in respect of shares that are issued. Holders of ordinary shares and holders of cumulative preference 'A' shares shall have no pre-emptive right in respect of cumulative preference 'D' shares and cumulative preference 'E' shares that are issued. The pre-emptive right shall endure to the benefit of the shareholders concerned pro rata to their holdings - as at the date of the resolution to issue shares - of the shares from which they derive their pre-emptive right. Without prejudice to the foregoing the shareholders referred to in this paragraph shall not have the pre-emptive right in the cases where such right is withheld by virtue of mandatory provisions of the law. If any shareholder fails to exercise his pre-emptive right or does not exercise it on time or in full, the pre-emptive right in respect of the shares of that class so becoming available shall endure to the benefit of the other shareholders of that class.

9.2. Subject to the approval of the Supervisory Board and with due observance of this Article, the resolution to issue new shares by the General Meeting or the Executive Board, as the case may be, shall provide in which manner and within which period of time the pre-emptive right can be exercised.

9.3. A share issue at which shareholders may exercise a pre-emptive right and the period during which said right is to be exercised shall be announced in the State Gazette, in a nationwide published daily newspaper

are issued. The pre-emptive right shall endure to the benefit of the shareholders concerned pro rata to their holdings - as at the date of the resolution to issue shares - of the shares from which they derive their pre-emptive right. Without prejudice to the foregoing the shareholders referred to in this paragraph shall not have the pre-emptive right in the cases where such right is withheld by virtue of mandatory provisions of the law. If any shareholder fails to exercise his pre-emptive right or does not exercise it on time or in full, the pre-emptive right in respect of the shares of that class so becoming available shall endure to the benefit of the other shareholders of that class.

9.2. Subject to the approval of the Supervisory Board and with due observance of this Article, the resolution to issue new shares by the General Meeting or the Executive Board, as the case may be, shall provide in which manner and within which period of time the pre-emptive right can be exercised.

9.3. A share issue at which shareholders may exercise a pre-emptive right and the period during which said right is to be exercised shall be announced in the State Gazette and in a nationwide published daily

The requirement of Rule Book II of Euronext

	Current text		Proposed text	Explanation
	and - in case shares in the share capital of the Company have been admitted to the Amsterdam Stock Exchange - in the Official Price List of Euronext Amsterdam N.V. The pre-emptive right may be exercised during at least two weeks after publication in the State Gazette.		newspaper. The pre-emptive right may be exercised during at least two weeks after publication in the State Gazette.	***Amsterdam to publish an advertisement in the Official Price List has ceased to apply. For this reason it is proposed to delete the requirement to publish in the Official Price List in article 9 paragraph 3.***
9.4.	Subject to the approval of the Supervisory Board pre-emption rights on ordinary shares and cumulative preference 'A' shares may be limited or excluded. In the proposal in respect thereof, the reasons for the proposal and the selection of the intended issue price shall be explained in writing.	9.4.	Subject to the approval of the Supervisory Board pre-emption rights on ordinary shares and cumulative preference 'A' shares may be limited or excluded. In the proposal in respect thereof, the reasons for the proposal and the selection of the intended issue price shall be explained in writing.	
9.5.	Restriction or exclusion of the pre-emption right shall take place by a resolution of the General Meeting, unless the Executive Board is empowered to do so. The power to do so may be given to the Executive Board by a resolution of the General Meeting for a fixed period not exceeding five years, but such a designation may only occur, if the Executive Board also shall be designated at the same time or was designated as the authorised body to resolve to issue shares. The designation may be extended, from time to time, for periods not exceeding five years. The designation is only valid as long	9.5.	Restriction or exclusion of the pre-emption right shall take place by a resolution of the General Meeting, unless the Executive Board is empowered to do so. The power to do so may be given to the Executive Board by a resolution of the General Meeting for a fixed period not exceeding five years, but such a designation may only occur, if the Executive Board also shall be designated at the same time or was designated as the authorised body to resolve to issue shares. The designation may be extended, from time to time, for periods not exceeding five years. The designation is only valid as long	

as the Executive Board is the authorised body to resolve to issue shares. Unless such designation provides otherwise, it may not be withdrawn.

9.6. If less than one-half of the issued capital is represented at the meeting, a majority of at least two-thirds of the votes cast shall be required for a resolution of the General Meeting to restrict or exclude the pre-emption right or to make such designation as meant in the last paragraph. Within eight days after the resolution the Executive Board shall deposit the full text of the resolution at the commercial register.

9.7. The provisions of the preceding paragraph of this Article shall apply mutatis mutandis to the granting of rights to take shares. Shareholders shall have no pre-emptive right in respect of shares issued to a person exercising a previously acquired right to take shares.

Acquisition by the Company of its own shares or depository receipts of such shares. The transfer or disposal thereof and the creation of limited rights to own shares or depository receipts thereof held by the company.

Article 10.

10.1. Any acquisition by the Company of partly-paid shares in its own capital shall be null

as the Executive Board is the authorised body to resolve to issue shares. Unless such designation provides otherwise, it may not be withdrawn.

9.6. If less than one-half of the issued capital is represented at the meeting, a majority of at least two-thirds of the votes cast shall be required for a resolution of the General Meeting to restrict or exclude the pre-emption right or to make such designation as meant in the last paragraph. Within eight days after the resolution the Executive Board shall deposit the full text of the resolution at the commercial register.

9.7. The provisions of the preceding paragraph of this Article shall apply mutatis mutandis to the granting of rights to take shares. Shareholders shall have no pre-emptive right in respect of shares issued to a person exercising a previously acquired right to take shares.

Acquisition by the Company of its own shares or depository receipts of such shares. The transfer or disposal thereof and the creation of limited rights to own shares or depository receipts thereof held by the company.

Article 10.

10.1. Any acquisition by the Company of partly-paid shares in its own capital shall be null and void.

10.2. Subject to the authorisation by the General Meeting and the given approval by the Supervisory Board and without prejudice to the provision in section 98d, Book 2, the Executive Board may cause the Company to acquire fully paid up shares in its own share capital for a consideration, if:

a. its shareholders' equity, less the acquisition price, is not less than the sum of the paid and called up part of its capital and the reserves which must be maintained by law;

b. the nominal amount of the shares in its share capital which the Company acquires, holds, holds as pledgee or which are held by a subsidiary company, is not more than one-tenth of the issued capital. For the purposes of paragraph a the amount of the shareholders' equity according to the last adopted balance sheet shall be determined less the acquisition price of shares in the share capital of the Company and distributions to others from profits or reserves becoming due by it and its subsidiaries after the balance sheet date. An acquisition in accordance

and void.

10.2. Subject to the authorisation by the General Meeting and the given approval by the Supervisory Board and without prejudice to the provision in section 98d, Book 2, the Executive Board may cause the Company to acquire fully paid up shares in its own share capital for a consideration, if:

a. its shareholders' equity, less the acquisition price, is not less than the sum of the paid and called up part of its capital and the reserves which must be maintained by law;

b. the nominal amount of the shares in its share capital which the Company acquires, holds, holds as pledgee or which are held by a subsidiary company, is not more than one-tenth of the issued capital. For the purposes of paragraph a the amount of the shareholders' equity according to the last adopted balance sheet shall be determined less the acquisition price of shares in the share capital of the Company and distributions to others from profits or reserves becoming due by it and its subsidiaries after the balance sheet date. An acquisition in accordance with this paragraph shall not be permitted, if more than six months have lapsed since the end of the financial year without the annual accounts having been adopted. The General Meeting must specify in the authorisation, which shall be valid for not more than eighteen months, the number and class of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set.

10.3. The Executive Board with the approval of the Supervisory Board shall have the power to resolve:

a. to transfer or dispose of shares held by the Company in its own capital and to determine the price and the other terms of transfer;

b. to enter into contracts whereby the Company undertakes to transfer or dispose of shares held in its own capital, for example by granting a right to acquire such shares (option);

c. to create a usufruct or pledge on shares held by the Company in its own capital and to determine the price - if any - and the other terms of

with this paragraph shall not be permitted, if more than six months have lapsed since the end of the financial year without the annual accounts having been adopted. The General Meeting must specify in the authorisation, which shall be valid for not more than eighteen months, the number and class of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set.

10.3. The Executive Board with the approval of the Supervisory Board shall have the power to resolve:

a. to transfer or dispose of shares held by the Company in its own capital and to determine the price and the other terms of transfer;

b. to enter into contracts whereby the Company undertakes to transfer or dispose of shares held in its own capital, for example by granting a right to acquire such shares (option);

c. to create a usufruct or pledge on shares held by the Company in its own capital and to determine the price - if any - and the other terms of such usufruct or pledge.

10.4. If depository receipts for shares in the Company have been issued, such depository receipts for shares shall be put on a par with shares for the purpose of the provisions of paragraph 2.

10.5. The Company may accept a pledge of its own shares or depository receipts issued therefor, only if:

a. the shares concerned are fully paid up;

b. the nominal amount of its own shares and the depository receipts issued therefor to be pledged to it and of those already held or pledged to it do not together amount to more than one-tenth of the issued capital; and

c. the General Meeting of shareholders has approved the pledge agreement.

Reduction of capital.

Article 11.

11.1. Acting on a proposal of the Supervisory Board the General Meeting may resolve to reduce the issued capital by a cancellation of shares or by a reduction of the nominal value of the shares by alteration of the Articles of Association. In case of a cancellation of shares or redemption of shares, the amount compulsorily paid on

such usufruct or pledge.

10.4. If depository receipts for shares in the Company have been issued, such depository receipts for shares shall be put on a par with shares for the purpose of the provisions of paragraph 2.

10.5. The Company may accept a pledge of its own shares or depository receipts issued therefor, only if:

a. the shares concerned are fully paid up;

b. the nominal amount of its own shares and the depository receipts issued therefor to be pledged to it and of those already held or pledged to it do not together amount to more than one-tenth of the issued capital; and

c. the General Meeting of shareholders has approved the pledge agreement.

Reduction of capital.

Article 11.

11.1. Acting on a proposal of the Supervisory Board the General Meeting may resolve to reduce the issued capital by a cancellation of shares or by a reduction of the nominal value of the shares by alteration of the Articles of Association. In case of a cancellation of shares or redemption of shares, the amount compulsorily paid on the relevant shares must be repaid without prejudice to the provisions of paragraph 4. The shares referred to in the resolution must be designated therein and provisions for the implementation of such resolution must be made therein. The paid and called-up part of the capital may not fall below the minimum capital prescribed by law at the time of the resolution.

11.2. A resolution to cancel may only relate to shares held by the Company itself or of which it holds the depository receipts or to only the ordinary shares or to only the cumulative preference 'A' shares or to only the cumulative preference 'D' shares or to only the cumulative preference 'E' shares or one or more series thereof and may only be taken after a prior resolution of approval by each group of holders of shares of the class of shares concerned.

11.3. Acting on a proposal of the Supervisory Board the General Meeting may resolve that by alteration of the Articles of Association:

a. the nominal value of all shares shall be reduced;

b. the nominal, value of only the ordinary shares or of only the cumulative preference 'A' shares or

the relevant shares must be repaid without prejudice to the provisions of paragraph 4. The shares referred to in the resolution must be designated therein and provisions for the implementation of such resolution must be made therein. The paid and called-up part of the capital may not fall below the minimum capital prescribed by law at the time of the resolution.

11.2. A resolution to cancel may only relate to shares held by the Company itself or of which it holds the depository receipts or to only the ordinary shares or to only the cumulative preference 'A' shares or to only the cumulative preference 'D' shares or to only the cumulative preference 'E' shares or one or more series thereof and may only be taken after a prior resolution of approval by each group of holders of shares of the class of shares concerned.

11.3. Acting on a proposal of the Supervisory Board the General Meeting may resolve that by alteration of the Articles of Association:

a. the nominal value of all shares shall be reduced;

b. the nominal, value of only the ordinary shares or of only the cumulative preference 'A' shares or of only the cumulative preference 'D' shares or of only the cumulative preference 'E' shares or one or more series thereof, or the nominal value of more than one class of shares, shall be reduced.

If the intended reduction shall not be applied in respect of all shares, the General Meeting may pass a resolution to reduce the nominal value of the class(es) of shares concerned only after having obtained the prior approval of the meeting of holders of shares of each class in respect of which the proposed reduction is to take place.

A reduction of the nominal value of shares, whether without redemption or against partial repayment on the shares or upon release from the obligation to pay up the shares, must be made pro rata on all shares concerned. This pro rata requirement may be waived if all shareholders concerned so agree.

11.4. In case of a cancellation with repayment of the cumulative preference 'A' shares or cumulative preference 'D' shares or cumulative preference 'E' shares or one or more series thereof the amount including the capital surplus paid on said shares, if any, or with respect to the cumulative

of only the cumulative preference 'D' shares or of only the cumulative preference 'E' shares or one or more series thereof, or the nominal value of more than one class of shares, shall be reduced.

If the intended reduction shall not be applied in respect of all shares, the General Meeting may pass a resolution to reduce the nominal value of the class(es) of shares concerned only after having obtained the prior approval of the meeting of holders of shares of each class in respect of which the proposed reduction is to take place.

A reduction of the nominal value of shares, whether without redemption or against partial repayment on the shares or upon release from the obligation to pay up the shares, must be made pro rata on all shares concerned. This pro rata requirement may be waived if all shareholders concerned so agree.

11.4. In case of a cancellation with repayment of the cumulative preference 'A' shares or cumulative preference 'D' shares or cumulative preference 'E' shares or one or more series thereof the amount including the capital surplus paid on said shares, if any, or with respect to the cumulative preference 'A' shares the balance of the share premium reserve A as mentioned in Article 29, paragraph 1, and increased with the deficit of distributable dividend in the previous years and the current fiscal year, shall have to be paid simultaneously.

11.5. A resolution of the General Meeting for capital reduction may be adopted only by a majority of at least two-thirds of the votes cast, if less than one half of the issued share capital is represented. A resolution for capital reduction shall further require prior or simultaneous approval of each group of holders of shares of a specific class whose rights are affected; the provision set forth in the first sentence of this paragraph shall apply mutatis mutandis to resolutions of a such group.

11.6. The notice calling the General Meeting at which a resolution as referred to in this Article will be taken shall state the purpose of the reduction of capital and the manner of implementation.

11.7. The Company shall file the resolutions referred to in this Article at the Commercial Register and shall publish a notice of such filing in a national daily newspaper.

Shareholders' proxy. Shares belonging to any community of property or joint estate.

preference 'A' shares the balance of the share premium reserve A as mentioned in Article 29, paragraph 1, and increased with the deficit of distributable dividend in the previous years and the current fiscal year, shall have to be paid simultaneously.

11.5. A resolution of the General Meeting for capital reduction may be adopted only by a majority of at least two-thirds of the votes cast, if less than one half of the issued share capital is represented. A resolution for capital reduction shall further require prior or simultaneous approval of each group of holders of shares of a specific class whose rights are affected; the provision set forth in the first sentence of this paragraph shall apply mutatis mutandis to resolutions of a such group.

11.6. The notice calling the General Meeting at which a resolution as referred to in this Article will be taken shall state the purpose of the reduction of capital and the manner of implementation.

11.7. The Company shall file the resolutions referred to in this Article at the Commercial Register and shall publish a notice of such filing in a national daily newspaper.

Shareholders' proxy. Shares belonging to any community of property or joint estate.

Article 12.

12.1. In respect of any or all of his shares a shareholder may give one or several persons written power of attorney to exercise any or all of the rights attached to those shares. Such power of attorney may not be given in respect of one and the same share to more than one person simultaneously. The power referred to in this paragraph also vest in usufructuaries and pledgees of shares.

12.2. Joint owners of any community of property or joint estate comprising shares or a limited right to shares may only exercise their rights by giving one or several persons written power of attorney to exercise said rights. If power of attorney is given to several persons, such power of attorney must specify in respect of which number of shares each proxy is authorised to exercise the rights attached thereto.

Transfer restriction.

Article 13.

13.1. Any transfer of cumulative preference 'A' shares, cumulative preference 'D' shares or cumulative preference 'E' shares is subject to the approval of the Executive Board. The approval will be applied for in writing, mentioning the name and address of the

Article 12.

12.1. In respect of any or all of his shares a shareholder may give one or several persons written power of attorney to exercise any or all of the rights attached to those shares. Such power of attorney may not be given in respect of one and the same share to more than one person simultaneously. The power referred to in this paragraph also vest in usufructuaries and pledgees of shares.

12.2. Joint owners of any community of property or joint estate comprising shares or a limited right to shares may only exercise their rights by giving one or several persons written power of attorney to exercise said rights. If power of attorney is given to several persons, such power of attorney must specify in respect of which number of shares each proxy is authorised to exercise the rights attached thereto.

Transfer restriction.

Article 13.

13.1. Any transfer of cumulative preference 'A' shares, cumulative preference 'D' shares or cumulative preference 'E' shares is subject to the approval of the Executive Board. The approval will be applied for in writing, mentioning the name and address of the prospective buyer as well as the price or other consideration, which the prospective buyer is willing to pay or to give.

13.2. In case of refusal of approval, the Executive Board will be obliged - simultaneously with its refusal to grant its approval - to designate one or more prospective buyers, prepared and capable to purchase all shares referred to in the request for approval, against payment in cash, for a purchase price to be determined by the transferor and the Executive Board within two months after that designation and by mutual agreement.

13.3. If within three months after the receipt by the Company of the request for approval of the intended transfer the transferor has not received from the Company a written refusal of approval, designating one or more prospective buyers to whom the shares concerned can be transferred in accordance with the provisions of this Article, the approval to transfer shall be deemed to have been granted after expiration of the mentioned period of time respectively the receipt of the announcement of refusal.

13.4. If no agreement has been reached between the transferor and the Executive Board on

prospective buyer as well as the price or other consideration, which the prospective buyer is willing to pay or to give.

13.2. In case of refusal of approval, the Executive Board will be obliged - simultaneously with its refusal to grant its approval - to designate one or more prospective buyers, prepared and capable to purchase all shares referred to in the request for approval, against payment in cash, for a purchase price to be determined by the transferor and the Executive Board within two months after that designation and by mutual agreement.

13.3. If within three months after the receipt by the Company of the request for approval of the intended transfer the transferor has not received from the Company a written refusal of approval, designating one or more prospective buyers to whom the shares concerned can be transferred in accordance with the provisions of this Article, the approval to transfer shall be deemed to have been granted after expiration of the mentioned period of time respectively the receipt of the announcement of refusal.

13.4. If no agreement has been reached between the transferor and the Executive Board on the purchase price as mentioned in paragraph 2 of this Article within one month after the written refusal of approval, designating one or more prospective buyers to whom the shares concerned can be transferred in accordance with the provisions of this Article, that purchase price shall be determined by an independent expert, to be designated by mutual agreement between the transferor and the Executive Board, failing such agreement within three months after the refusal of approval, by the President of the Chamber of Commerce and Industry in the district in which the Company has its actual seat at the request of the most interested party.

13.5. The transferor shall have a right to decide not to transfer, provided he notifies the Executive Board in writing on his decision within one month after notification to the transferor of the name of the designated prospective buyer(s) as well as the purchase price determined.

13.6. For a period of three months after the approval to transfer has been granted or is deemed to have been granted, the transferor may transfer all shares mentioned in his request for approval to the

the purchase price as mentioned in paragraph 2 of this Article within one month after the written refusal of approval, designating one or more prospective buyers to whom the shares concerned can be transferred in accordance with the provisions of this Article, that purchase price shall be determined by an independent expert, to be designated by mutual agreement between the transferor and the Executive Board, failing such agreement within three months after the refusal of approval, by the President of the Chamber of Commerce and Industry in the district in which the Company has its actual seat at the request of the most interested party.

13.5. The transferor shall have a right to decide not to transfer, provided he notifies the Executive Board in writing on his decision within one month after notification to the transferor of the name of the designated prospective buyer(s) as well as the purchase price determined.

13.6. For a period of three months after the approval to transfer has been granted or is deemed to have been granted, the transferor may transfer all shares mentioned in his request for approval to the transferee, stated in his request, against the purchase price or consideration mentioned by the transferor, as referred to in the second sentence of paragraph 1 of this Article.

13.7. The costs for the transfer, borne by the Company, can be charged to the transferee.

13.8. The provisions of this Article shall apply mutatis mutandis to an apportionment of cumulative preference 'A' shares, cumulative preference 'D' shares or cumulative preference 'E' shares belonging to a common ownership.

Executive Board and Supervisory Board.

Article 14.

14.1. Save for any restrictions laid down in the Articles of Association the business and affairs of the Company shall be managed by an Executive Board consisting of one or several members, under the supervision of a Supervisory Board.

14.2. Natural persons as well as bodies corporate shall be eligible for appointment as a member of the Executive Board. Natural persons only shall be eligible for appointment as a Supervisory Director.

14.3. The members of the Executive Board are appointed by the General Meeting. Their

transferee, stated in his request, against the purchase price or consideration mentioned by the transferor, as referred to in the second sentence of paragraph 1 of this Article.

13.7. The costs for the transfer, borne by the Company, can be charged to the transferee.

13.8. The provisions of this Article shall apply mutatis mutandis to an apportionment of cumulative preference 'A' shares, cumulative preference 'D' shares or cumulative preference 'E' shares belonging to a common ownership.

Executive Board and Supervisory Board.

Article 14.

14.1. Save for any restrictions laid down in the Articles of Association the business and affairs of the Company shall be managed by an Executive Board consisting of one or several members, under the supervision of a Supervisory Board.

14.2. Natural persons as well as bodies corporate shall be eligible for appointment as a member of the Executive Board. Natural persons only shall be eligible for appointment as a Supervisory Director.

14.3. The members of the Executive Board are appointed by the General Meeting. Their appointment by the General Meeting shall result from a recommendation by the Supervisory Board. The Supervisory Board should declare whether the recommendation is binding or not. The General Meeting can however at all times lift the binding force of any such recommendation by means of a resolution passed by a majority of the votes cast, representing at least one-third of the issued share capital. If the proportion of one-third of the issued share capital as referred to in the previous sentence is not represented at the meeting, but an absolute majority of the votes cast is in favour of a resolution to cancel the binding nature of a nomination, a new meeting may be convened at which the resolution may be passed by an absolute majority of the votes cast, regardless the proportion of the capital represented at that meeting.

14.4. The General Meeting can at all times suspend or dismiss a member of the Executive Board. The Supervisory Board can at all times suspend a member of the Executive Board. A resolution of the General Meeting to suspend or dismiss a member of the Executive board requires a resolution passed by an absolute majority

appointment by the General Meeting shall result from a recommendation by the Supervisory Board. The Supervisory Board should declare whether the recommendation is binding or not. The General Meeting can however at all times lift the binding force of any such recommendation by means of a resolution passed by a majority of the votes cast, representing at least one-third of the issued share capital. If the proportion of one-third of the issued share capital as referred to in the previous sentence is not represented at the meeting, but an absolute majority of the votes cast is in favour of a resolution to cancel the binding nature of a nomination, a new meeting may be convened at which the resolution may be passed by an absolute majority of the votes cast, regardless the proportion of the capital represented at that meeting.

14.4. The General Meeting can at all times suspend or dismiss a member of the Executive Board. The Supervisory Board can at all times suspend a member of the Executive Board. A resolution of the General Meeting to suspend or dismiss a member of the Executive board requires a resolution passed by an absolute majority of votes cast representing at least one-third of the issued capital, unless the proposal to suspend or dismiss is presented by the Supervisory Board in which case a resolution passed by an absolute majority of votes cast is sufficient, no quorum to be met.

If the proportion of one-third of the issued share capital as referred to in the previous sentence, is not represented at the meeting, but an absolute majority of votes cast is in favour of a resolution to suspend or dismiss a member of the Executive Board, a new meeting may be convened at which the resolution may be passed by an absolute majority of the votes cast, regardless the proportion of the capital represented at that meeting.

The Supervisory Board shall at all times have the power to suspend a member of the Executive Board.

14.5. The members of the Supervisory Board are appointed by the General Meeting. Their appointment by the General Meeting shall result from a recommendation by the Supervisory Board. The Supervisory Board needs to indicate whether the recommendation is of a binding nature or not. The General Meeting can however at

of votes cast representing at least one-third of the issued capital, unless the proposal to suspend or dismiss is presented by the Supervisory Board in which case a resolution passed by an absolute majority of votes cast is sufficient, no quorum to be met.

If the proportion of one-third of the issued share capital as referred to in the previous sentence, is not represented at the meeting, but an absolute majority of votes cast is in favour of a resolution to suspend or dismiss a member of the Executive Board, a new meeting may be convened at which the resolution may be passed by an absolute majority of the votes cast, regardless the proportion of the capital represented at that meeting.

The Supervisory Board shall at all times have the power to suspend a member of the Executive Board.

14.5. The members of the Supervisory Board are appointed by the General Meeting. Their appointment by the General Meeting shall result from a recommendation by the Supervisory Board. The Supervisory Board needs to indicate whether the recommendation is of a binding nature or not. The General Meeting can however at all times lift the binding force of any such recommendation by means of a resolution passed by an absolute majority of the votes cast, representing at least one-third of the issued share capital. If the proportion of one-third of the issued share capital as referred to in the previous sentence is not represented at the meeting, but an absolute majority of votes cast is in favour of a resolution to suspend or dismiss a member of the Executive Board, a new meeting may be convened at which the resolution may be passed by an absolute majority of the votes cast, regardless the proportion of the capital represented at that meeting.

If the General Meeting lifts the binding force of the first recommendation by the Supervisory Board, the Supervisory Board presents a second recommendation, in which at least two persons will be similarly nominated for each vacancy. If the General Meeting again lifts the binding force of such a second recommendation by means of a resolution adopted in the manner described above in this paragraph, the General Meeting appoints a member of the Supervisory Board without a binding recommendation of the Supervisory Board.

14.6. The members of the Supervisory Board can

all times lift the binding force of any such recommendation by means of a resolution passed by an absolute majority of the votes cast, representing at least one-third of the issued share capital. If the proportion of one-third of the issued share capital as referred to in the previous sentence is not represented at the meeting, but an absolute majority of votes cast is in favour of a resolution to suspend or dismiss a member of the Executive Board, a new meeting may be convened at which the resolution may be passed by an absolute majority of the votes cast, regardless the proportion of the capital represented at that meeting.

If the General Meeting lifts the binding force of the first recommendation by the Supervisory Board, the Supervisory Board presents a second recommendation, in which at least two persons will be similarly nominated for each vacancy. If the General Meeting again lifts the binding force of such a second recommendation by means of a resolution adopted in the manner described above in this paragraph, the General Meeting appoints a member of the Supervisory Board without a binding recommendation of the Supervisory Board.

14.6. The members of the Supervisory Board can

be suspended or dismissed by the General Meeting with an absolute majority of the votes cast, representing at least one-third of the issued share capital. If the proportion of one-third of the issued share capital as referred to in the previous sentence is not represented at the meeting, but an absolute majority of votes cast is in favour of a resolution to suspend or dismiss a member of the Executive Board, a new meeting may be convened at which the resolution may be passed by an absolute majority of the votes cast, regardless the proportion of the capital represented at that meeting.

14.7. Each recommendation for the appointment of a member of the Executive Board or of the Supervisory Board, shall be accompanied by a notice specifying the candidate's age, profession, the amount of the shares he holds in the capital of the Company and the positions he holds or has held, insofar as such positions are of importance in connections with the fulfilment of the duties of office of a member of the Executive Board or of the Supervisory Board respectively. Such notice shall also specify, the legal persons with whom he is associated as a member of their Supervisory Board with, in cases

be suspended or dismissed by the General Meeting with an absolute majority of the votes cast, representing at least one-third of the issued share capital. If the proportion of one-third of the issued share capital as referred to in the previous sentence is not represented at the meeting, but an absolute majority of votes cast is in favour of a resolution to suspend or dismiss a member of the Executive Board, a new meeting may be convened at which the resolution may be passed by an absolute majority of the votes cast, regardless the proportion of the capital represented at that meeting.

14.7. Each recommendation for the appointment of a member of the Executive Board or of the Supervisory Board, shall be accompanied by a notice specifying the candidate's age, profession, the amount of the shares he holds in the capital of the Company and the positions he holds or has held, insofar as such positions are of importance in connections with the fulfilment of the duties of office of a member of the Executive Board or of the Supervisory Board respectively. Such notice shall also specify, the legal persons with whom he is associated as a member of their Supervisory Board with, in cases where such legal persons include any which belong to one and the same group, the name of such group sufficing. The recommendation for the appointment of a member of the Executive Board or of the Supervisory Board shall be motivated. On a reappointment the manner in which the candidate has fulfilled his duties as a member of the Supervisory Board shall be taken into account.

14.8. If either the General Meeting or the Supervisory Board has suspended a member of the Executive Board or if a member of the Supervisory Board has been suspended, the General Meeting must within three months after the effective date of suspension pass a resolution to remove him from office or to lift or to extend his suspension, in the absence of which resolution the suspension shall terminate. A resolution to extend the suspension can only be passed once and the period of extension of the suspension may not exceed three months from the date on which the General Meeting adopted the resolution to extend the suspension. The suspension terminates if the General Meeting has not resolved within the period of further suspension to terminate the

where such legal persons include any which belong to one and the same group, the name of such group sufficing. The recommendation for the appointment of a member of the Executive Board or of the Supervisory Board shall be motivated. On a reappointment the manner in which the candidate has fulfilled his duties as a member of the Supervisory Board shall be taken into account.

14.8. If either the General Meeting or the Supervisory Board has suspended a member of the Executive Board or if a member of the Supervisory Board has been suspended, the General Meeting must within three months after the effective date of suspension pass a resolution to remove him from office or to lift or to extend his suspension, in the absence of which resolution the suspension shall terminate. A resolution to extend the suspension can only be passed once and the period of extension of the suspension may not exceed three months from the date on which the General Meeting adopted the resolution to extend the suspension. The suspension terminates if the General Meeting has not resolved within the period of further suspension to terminate the suspension. A suspended member of either the Executive Board or the Supervisory Board shall be given the opportunity to account for his conduct at the General Meeting and to have himself assisted by a legal advisor.

Duties and powers of the members of the Executive Board. Executive Directors to hold office or being unable to act.

Article 15.

15.1. Each member of the Executive Board shall be answerable to the Company for a proper discharge of the duties entrusted to him.

15.2. If the Company has several members of the Executive Board, the members may adopt management rules with due observance of these Articles of Association. Subject to the approval of the Supervisory Board the management rules may contain provisions defining which particular duties shall be assigned to each of the members of the Executive Board. However, such division of duties shall not derogate from the joint responsibility of all members of the Executive Board for the whole of the management. The Supervisory Board shall appoint the Chairman of the Executive Board. The members of the Executive Board may appoint a secretary of the

suspension. A suspended member of either the Executive Board or the Supervisory Board shall be given the opportunity to account for his conduct at the General Meeting and to have himself assisted by a legal advisor.

Duties and powers of the members of the Executive Board. Executive Directors to hold office or being unable to act.

Article 15.

15.1. Each member of the Executive Board shall be answerable to the Company for a proper discharge of the duties entrusted to him.

15.2. If the Company has several members of the Executive Board, the members may, with due observance of these Articles of Association and subject to the approval of the Supervisory Board, adopt management rules governing its internal proceedings, including but not limited to decision-making in the event of a conflict of interest of one or more members of the Executive Board with the Company. These rules may further contain provisions defining which particular duties shall be assigned to each of the members of the Executive Board. However, such division of duties shall not derogate from the joint responsibility of all members of the Executive Board for the whole of the

The amendment of article 15 paragraph 2 is proposed for explanatory purposes.

	Executive Board, who does not have to be a member of the Executive Board necessarily.		management. The Supervisory Board shall appoint the Chairman of the Executive Board. The members of the Executive Board shall be supported by the secretary of the Company. The secretary shall be appointed and dismissed by the Executive Board subject to the prior approval of the Supervisory Board.	***It is proposed to specify the appointment and dismissal of the secretary of the Company.***
15.3.	Meetings of a Executive Board consisting of several members shall be held as frequently as any member of the Executive Board may wish. Each member of the Executive Board shall have the power to call a meeting, provided that written notice of such meeting, stating the subjects to be discussed, is given to each of the other members of the Executive Board. The term of notice shall be at least three days, not including the day of despatch of the notice and the day of the meeting. In special cases the term of notice may be reduced, provided that all members of the Executive Board in office agree thereto. At any duly convened meeting resolutions may be passed on all subjects announced in the notice of that meeting, irrespective of the number of members of the Executive Board present at the meeting in person or by proxy. The members of the Executive Board	15.3.	Meetings of a Executive Board consisting of several members shall be held as frequently as any member of the Executive Board may wish. Each member of the Executive Board shall have the power to call a meeting, provided that written notice of such meeting, stating the subjects to be discussed, is given to each of the other members of the Executive Board. The term of notice shall be at least three days, not including the day of despatch of the notice and the day of the meeting. In special cases the term of notice may be reduced, provided that all members of the Executive Board in office agree thereto. At any duly convened meeting resolutions may be passed on all subjects announced in the notice of that meeting, irrespective of the number of members of the Executive Board present at the meeting in person or by proxy. The members of the Executive Board	

can also participate in the meeting by telephone, provided all the members participating in the meeting can hear and address each other.

15.4. Any member of the Executive Board may be represented at meetings of the Executive Board by another member of the Executive Board acting by virtue of a power of attorney issued in writing. Such power of attorney may only concern the one specifically designated meeting stated therein.

15.5. If the Executive Board consists of several members, resolutions of the Executive Board shall require an absolute majority of the votes cast. If the Executive Board consists of three or more members, the vote of the Chief Executive Officer is decisive if there is a tie vote. If the Executive Board consists of two members the proposal is rejected if there is a tie vote.

15.6. All resolutions which the members of the Executive Board are authorised to pass at a meeting may also be passed outside a meeting, provided that such resolutions be recorded in writing, that all members of the Executive Board have expressed their opinion on the intended resolution and that the majority of the members of the

can also participate in the meeting by telephone, provided all the members participating in the meeting can hear and address each other.

15.4. Any member of the Executive Board may be represented at meetings of the Executive Board by another member of the Executive Board acting by virtue of a power of attorney issued in writing. Such power of attorney may only concern the one specifically designated meeting stated therein.

15.5. If the Executive Board consists of several members, resolutions of the Executive Board shall require an absolute majority of the votes cast. If the Executive Board consists of three or more members, the vote of the Chief Executive Officer is decisive if there is a tie vote. If the Executive Board consists of two members the proposal is rejected if there is a tie vote.

15.6. All resolutions which the members of the Executive Board are authorised to pass at a meeting may also be passed outside a meeting, provided that such resolutions be recorded in writing, that all members of the Executive Board have expressed their opinion on the intended resolution and that the majority of the members of the

Executive Board declare themselves in favour of the resolution concerned. The documents containing evidence of this decision-making shall be kept at the office of the Company and shall be open to the inspection of any member of the Executive Board.

15.7. In the event that one or more members of the Executive Board shall cease to hold office or be unable to act, the other or remaining members or the only other or remaining members shall be temporarily entrusted with the management of the Company. In the event that all members of the Executive Board or the sole members shall cease to hold office or be unable to act, the management of the Company shall be temporarily entrusted to the person designated or to be designated for that purpose by the Supervisory Board, which person may or may not be one of the Supervisory Directors. Failing such designation by the Supervisory Board then the management of the Company will temporarily be vested in the Supervisory Board. The provisions of these Articles of Association concerning the Executive Board and the member(s) individually shall apply mutatis mutandis to the person(s)

Executive Board declare themselves in favour of the resolution concerned. The documents containing evidence of this decision-making shall be kept at the office of the Company and shall be open to the inspection of any member of the Executive Board.

15.7. In the event that one or more members of the Executive Board shall cease to hold office or be unable to act, the other or remaining members or the only other or remaining members shall be temporarily entrusted with the management of the Company. In the event that all members of the Executive Board or the sole members shall cease to hold office or be unable to act, the management of the Company shall be temporarily entrusted to the person designated or to be designated for that purpose by the Supervisory Board, which person may or may not be one of the Supervisory Directors. Failing such designation by the Supervisory Board then the management of the Company will temporarily be vested in the Supervisory Board. The provisions of these Articles of Association concerning the Executive Board and the member(s) individually shall apply mutatis mutandis to the person(s) referred to in this paragraph. If a person is incapable of acting the Supervisory Board will take the necessary measures as soon as possible in order to have a definitive arrangement made.

15.8. The Executive Board and the Supervisory Board shall provide to the General Meeting all such information as it may request, unless this conflicts with a substantial interest of the Company.

Representation.

Article 16.

16.1. The Executive Board shall represent the Company. The power to represent the Company shall also vest in each of the members of the Executive Board individually.

16.2. If a member of the Executive Board performs any transaction in a private capacity to which transaction the Company also is a party, or if a member of the Executive Board, acting in his private capacity, conducts any legal action against the Company other than as referred to in Section 15 of Book 2, each Supervisory Director shall have the power to represent the Company. However, the Supervisory Board shall at all times have the power to appoint one or several other persons for

referred to in this paragraph. If a person is incapable of acting the Supervisory Board will take the necessary measures as soon as possible in order to have a definitive arrangement made.

15.8. The Executive Board and the Supervisory Board shall provide to the General Meeting all such information as it may request, unless this conflicts with a substantial interest of the Company.

Representation.

Article 16.

16.1. The Executive Board shall represent the Company. The power to represent the Company shall also vest in each of the members of the Executive Board individually.

16.2. If a member of the Executive Board performs any transaction in a private capacity to which transaction the Company also is a party, or if a member of the Executive Board, acting in his private capacity, conducts any legal action against the Company other than as referred to in Section 15 of Book 2, each Supervisory Director shall have the power to represent the Company. However, the Supervisory Board shall at all times have the power to appoint one or several other persons for

that purpose; the choice of the person(s) so to be appointed being at the sole discretion of the Supervisory Board unless the General Meeting designates another person for such purpose.
If a member of the Executive Board, not in a private capacity, has a conflicting interest with the Company in any way other than described in the first sentence of this paragraph, he shall be entitled to represent the Company, as shall each of the other members of the Executive Board.

16.3. The Executive Board may grant power of attorney for signature to one or several persons and may alter or revoke such power of attorney.

Restrictions of executive powers.

Article 17.

17.1. The Executive Board may grant power of attorney for signature to one or several persons and may alter or revoke such power of attorney.

a. the issue and acquiring of shares in and debentures issued by the Company or of debentures issued by a limited partnership or a partnership in which the Company is a fully liable partner;

b. the application for the inclusion in or

that purpose; the choice of the person(s) so to be appointed being at the sole discretion of the Supervisory Board unless the General Meeting designates another person for such purpose.
If a member of the Executive Board, not in a private capacity, has a conflicting interest with the Company in any way other than described in the first sentence of this paragraph, he shall be entitled to represent the Company, as shall each of the other members of the Executive Board.

16.3. The Executive Board may grant power of attorney for signature to one or several persons and may alter or revoke such power of attorney.

Restrictions of executive powers.

Article 17.

17.1. The Executive Board may grant power of attorney for signature to one or several persons and may alter or revoke such power of attorney.

a. the issue and acquiring of shares in and debentures issued by the Company;

b. the application for the inclusion in or

It is proposed to simplify subparagraph a, to delete subparagraph c (this provision is already contained in article 17 paragraph 5 under b) and to renumber subparagraphs e through k as subparagraphs d through j.

removal of the documents, mentioned above sub a. from the official listing of any stock exchange;

c. the entering or termination of a long term joint venture between the Company or a dependent company with another legal entity or company or as a fully liable partner in a limited partnership or in a general partnership, if such joint venture or termination thereof is of substantial relevance;

d. the participation by the Company or by a dependent company in the capital of another company where the value of the participation is at least one-fourth of the issued share capital plus the reserves according to the balance sheet and explanatory notes of the Company and also a material increase or reduction of such participation;

e. investments, which require an amount to be determined by the Supervisory Board, which amount to be notified to the Executive Board, or - in case this is less - an amount equal to at least one-fourth of the issued share capital plus reserves of

removal of the documents, mentioned above sub a. from the official listing of any stock exchange;

c. the participation by the Company or by a dependent company in the capital of another company where the value of the participation is at least one-fourth of the issued share capital plus the reserves according to the balance sheet and explanatory notes of the Company and also a material increase or reduction of such participation;

d. investments, which require an amount to be determined by the Supervisory Board, which amount to be notified to the Executive Board, or - in case this is less - an amount equal to at least one-fourth of the issued share capital plus reserves of the Company according to its balance sheet and explanatory notes;

f. a proposal to amend the Articles of Association;

g. a proposal to dissolve the Company;

h. the filing for bankruptcy and/or application for a moratorium;

i. the termination of the employment of a substantial number of employees of the Company or of a dependent company at the same time or within a short period of time;

j. a far-reaching change in the working conditions of a significant number of employees of the Company or a dependent company;

k. a proposal to reduce the issued share capital.

17.2. Resolutions of the Executive Board, as far as not mentioned under one of letters of paragraph 1 of this Article and as determined by the Supervisory Board shall require the prior approval of the Supervisory Board provided that the Supervisory Board shall carefully describe such management resolutions and notify the Executive Board accordingly. Resolutions of the Executive Board, as far

the Company according to its balance sheet and explanatory notes;

e. a proposal to amend the Articles of Association;

f. a proposal to dissolve the Company;

g. the filing for bankruptcy and/or application for a moratorium;

h. the termination of the employment of a substantial number of employees of the Company or of a dependent company at the same time or within a short period of time;

i. a far-reaching change in the working conditions of a significant number of employees of the Company or a dependent company;

j. a proposal to reduce the issued share capital.

17.2. Resolutions of the Executive Board, as far as not mentioned under one of letters of paragraph 1 of this Article and as determined by the Supervisory Board shall require the prior approval of the Supervisory Board provided that the Supervisory Board shall carefully describe such management resolutions and notify the Executive Board accordingly. Resolutions of the Executive Board, as far as not mentioned under one of letters of paragraph 1 of this Article and as determined by the Supervisory Board shall require the prior approval of the Supervisory Board provided that the Supervisory Board shall carefully describe such management resolutions and notify the Executive Board accordingly.

17.3. The Executive Board shall be required to follow the directions given by the Supervisory Board with respect to the general lines of the financial, social, economic and personnel policies to be pursued.

17.4. Resolutions of the Executive Board as determined by the meeting of holders of cumulative preference 'A' shares shall require the prior approval of the Supervisory Board and of the meeting of holders of cumulative preference 'A' shares provided that the meeting of holders of cumulative preference 'A' shares shall carefully describe such management resolutions and notify the Executive Board accordingly.

17.5. Without prejudice to any other applicable provision of these articles of association, the Board of Management shall furthermore require the prior approval of the

as not mentioned under one of letters of paragraph 1 of this Article and as determined by the Supervisory Board shall require the prior approval of the Supervisory Board provided that the Supervisory Board shall carefully describe such management resolutions and notify the Executive Board accordingly.

17.3. The Executive Board shall be required to follow the directions given by the Supervisory Board with respect to the general lines of the financial, social, economic and personnel policies to be pursued.

17.4. Resolutions of the Executive Board as determined by the meeting of holders of cumulative preference 'A' shares shall require the prior approval of the Supervisory Board and of the meeting of holders of cumulative preference 'A' shares provided that the meeting of holders of cumulative preference 'A' shares shall carefully describe such management resolutions and notify the Executive Board accordingly.

17.5. Without prejudice to any other applicable provision of these articles of association, the Board of Management shall furthermore require the prior approval of the

Supervisory Board and the General Meeting for resolutions of the Board of Management regarding a significant change in the indentity or nature of the Company or the enterprise, including in any event:

a. the transfer of the enterprise or practically the entire enterprise to a third party;

b. to conclude or cancel any long-lasting co-operation by the company or a subsidiary ("*dochtermaatschappij*") with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such co-operation or the cancellation thereof is of essential importance to the company;

c. to acquire or dispose of a participating interest in the capital of a company with a value of at least one-third of the sum of the assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of the company, by the company or a subsidiary ("*dochtermaatschappij*").

Supervisory Board and the General Meeting for resolutions of the Board of Management regarding a significant change in the indentity or nature of the Company or the enterprise, including in any event:

a. the transfer of the enterprise or practically the entire enterprise to a third party;

b. to conclude or cancel any long-lasting co-operation by the company or a subsidiary ("*dochtermaatschappij*") with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such co-operation or the cancellation thereof is of essential importance to the company;

c. to acquire or dispose of a participating interest in the capital of a company with a value of at least one-third of the sum of the assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of the company, by the company or a subsidiary ("*dochtermaatschappij*").

17.6. The absence of the approval of the Supervisory Board as well as the General Meeting for a resolution referred to in this article shall not affect the power of representation as referred to in paragraph 1 of Article 16.

Duties and powers of the Supervisory Board.

Article 18.

18.1. It shall be the duty of the Supervisory Board:

a. to supervise the policies of the Executive Board and the general conduct of affairs of the Company and its business;

b. to assist the Executive Board with advice. In the discharge of their duties the Supervisory Directors shall act in accordance with the interests of the Company and its business.

18.2. The Executive Board shall on time supply to the Supervisory Board the data needed for the discharge of its duties, as well as all such information as it may request.

18.3. If so invited the members of the Executive Board shall be required to attend the meetings of the Supervisory Board.

18.4. The Supervisory Board may designate one or several of its members to be individually empowered to enter the buildings and land

17.6. The absence of the approval of the Supervisory Board as well as the General Meeting for a resolution referred to in this article shall not affect the power of representation as referred to in paragraph 1 of Article 16.

Duties and powers of the Supervisory Board.

Article 18.

18.1. It shall be the duty of the Supervisory Board:

a. to supervise the policies of the Executive Board and the general conduct of affairs of the Company and its business;

b. to assist the Executive Board with advice. In the discharge of their duties the Supervisory Directors shall act in accordance with the interests of the Company and its business.

18.2. The Executive Board shall on time supply to the Supervisory Board the data needed for the discharge of its duties, as well as all such information as it may request.

18.3. If so invited the members of the Executive Board shall be required to attend the meetings of the Supervisory Board.

18.4. The Supervisory Board may designate one or several of its members to be individually empowered to enter the buildings and land

	of the Company and to inspect all books, records and other database of the Company.		of the Company and to inspect all books, records and other database of the Company.	
18.5.	For the purposes of discharging its duties the Supervisory Board may at the expense of the Company procure the assistance of one or more experts.	18.5.	For the purposes of discharging its duties the Supervisory Board may at the expense of the Company procure the assistance of one or more experts.	
18.6.	The Supervisory Board shall appoint one of its members to be Chairman of the Board. The Supervisory Board may also appoint a secretary of the Supervisory Board who does not have to be a Supervisory Director.	18.6.	The Supervisory Board shall appoint one of its members to be Chairman of the Board and one of its members to be Vice-Chairman of the Board. The Supervisory Board shall be supported by the secretary of the Company.	***It is proposed to also include the appointment of the Vice-Chairman in article 18 paragraph 6.***
18.7.	The Supervisory Board may appoint one of its members to be Delegate Supervisory Director, whose particular duty it shall be to maintain regular day-today contact with the Executive Board.	18.7.	The Supervisory Board may appoint one of its members to be Delegate Supervisory Director, whose particular duty it shall be to maintain regular day-today contact with the Executive Board.	
18.8.	The positions of Chairman of the Supervisory Board and Delegate Supervisory Director may be held by one and the same person.	18.8.	The positions of Chairman of the Supervisory Board and Delegate Supervisory Director may be held by one and the same person.	
18.9.	If there is any vacancy in the Supervisory Board, the Board shall nevertheless retain the power to perform the duties imposed upon it by law and these Articles of Association.	18.9.	If there is any vacancy in the Supervisory Board, the Board shall nevertheless retain the power to perform the duties imposed upon it by law and these Articles of Association.	
		18.10.	The Supervisory Board may, with due observance of these Articles of Association,	***As already included in article 15 paragraph 2 for the Executive Board, it is proposed to include the***

			adopt rules governing its internal proceedings, including but not limited to decision-making in the event of a conflict of interest of one or more members of the Supervisory Board with the Company.	***possibility to adopt rules for the Supervisory Board in the new paragraph 10 of article 18. The new paragraph 10 is comparable to the proposed paragraph 2 of article 15. Due to the new paragraph 10, the other paragraphs of article 18 will be renumbered.***
18.10.	Each Supervisory Director may be represented at meetings by another Supervisory Director acting by virtue of a written power of attorney. Such power of attorney may only relate to one meeting specifically stated therein. The members of the Supervisory Board can also participate in the meeting by telephone, provided all the members participating in the meeting can hear and address each other.	18.11.	Each Supervisory Director may be represented at meetings by another Supervisory Director acting by virtue of a written power of attorney. Such power of attorney may only relate to one meeting specifically stated therein. The members of the Supervisory Board can also participate in the meeting by telephone, provided all the members participating in the meeting can hear and address each other.	
18.11.	All resolutions of the Supervisory Board shall be passed by an absolute majority of the votes cast. If the voting for and against a proposal not requiring a larger majority is equally divided, the proposal shall be rejected.	18.12.	All resolutions of the Supervisory Board shall be passed by an absolute majority of the votes cast. If the voting for and against a proposal not requiring a larger majority is equally divided, the proposal shall be rejected.	
18.12.	Any resolution which the Supervisory Directors can pass at a meeting may also be passed by them outside a meeting, provided that all Supervisory Directors express their opinion on the proposed resolution in writing and that the resolution be passed by the majority of votes required under these Articles of Association. The	18.13.	Any resolution which the Supervisory Directors can pass at a meeting may also be passed by them outside a meeting, provided that all Supervisory Directors express their opinion on the proposed resolution in writing and that the resolution be passed by the majority of votes required under these Articles of Association. The	

documents showing the manner of decision-making outside a meeting shall be kept at the office of the Company and shall be open to the inspection of all Supervisory Directors.

18.13. Each Supervisory Director as well as the Executive Board shall have the power to call a meeting of the Supervisory Board.

Remuneration members Executive Board and Supervisory Board.

Article 19.

19.1. The policy regarding the remuneration of the members of the Board of Management will be adopted by the General Meeting upon a proposal of the Supervisory Board.

19.2. The remuneration of the members of the Board of Management will, with due observance of the policy set out in paragraph 1, be determined by the Supervisory Board.

The Supervisory Board will submit for approval by the General Meeting a proposal regarding the arrangements for the remuneration in the form of shares or rights to acquire shares. This proposal includes at least how many shares or rights to acquire shares may be awarded to the members of the Board of Management and which criteria apply to an award or modification.

documents showing the manner of decision-making outside a meeting shall be kept at the office of the Company and shall be open to the inspection of all Supervisory Directors.

18.14. Each Supervisory Director as well as the Executive Board shall have the power to call a meeting of the Supervisory Board.

Remuneration members Executive Board and Supervisory Board.

Article 19.

19.1. The policy regarding the remuneration of the members of the Board of Management will be adopted by the General Meeting upon a proposal of the Supervisory Board.

19.2. The remuneration of the members of the Board of Management will, with due observance of the policy set out in paragraph 1, be determined by the Supervisory Board.

The Supervisory Board will submit for approval by the General Meeting a proposal regarding the arrangements for the remuneration in the form of shares or rights to acquire shares. This proposal includes at least how many shares or rights to acquire shares may be awarded to the members of the Board of Management and which criteria apply to an award or modification.

Current text	Proposed text	Explanation
The absence of the approval of the general meeting of shareholders shall not affect the representative authority of the Supervisory Board.	The absence of the approval of the general meeting of shareholders shall not affect the representative authority of the Supervisory Board.	
19.3. Upon the proposal of the Supervisory Board, the General Meeting shall determine the remuneration of the members of the Supervisory Board, which shall consist of a fixed yearly amount. A member of the Supervisory Board shall not be granted any shares and/or rights to acquire shares by way of remuneration.	19.3. Upon the proposal of the Supervisory Board, the General Meeting shall determine the remuneration of the members of the Supervisory Board, which shall consist of a fixed yearly amount. A member of the Supervisory Board shall not be granted any shares and/or rights to acquire shares by way of remuneration.	
19.4. The Supervisory Board may grant an additional remuneration to be borne by the Company to its Chairman or to members who pursuant to a resolution of the Supervisory Board have been designated to perform certain functions or activities of the Supervisory Board.		***It is proposed to delete article 19 paragraph 4 because of contravention of article 2:145 Civil Code.***
Indemnification members Executive Board and Supervisory Board	**Indemnification members Executive Board and Supervisory Board**	
Article 20	**Article 20**	
Unless Dutch law provides otherwise, current and former managing directors and supervisory directors will be idemnified for:	Unless Dutch law provides otherwise, current and former managing directors and supervisory directors will be idemnified for:	
a. the reasonable costs of conducting a defence against claims based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by	a. the reasonable costs of conducting a defence against claims based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by	

them at the company's request;

b. any damages or fines payable by them as a result of an act or failure to act as referred to under a;

c. the reasonable costs of appearing in other legal proceedings in which they are involved as current or former managing directors or supervisory directors, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

There shall be no entitlement to the idemnification as referred to above if and to the extent that (i) a Dutch court has established in a final and conclusive decision that the act or failure to act of the person concerned may be characterised as wilful ("*opzettelijk*"), intentionally reckless ("*bewust roekeloos*") or seriously culpable ("*ernstig verwijtbaar*") conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness, or (ii) the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss. The company may take out liability insurance for the benefit of the persons concerned. The supervisory board may by agreement or otherwise give further implementation to the above with respect to managing directors.

General meeting. Notice. Venue of the General

them at the company's request;

b. any damages or fines payable by them as a result of an act or failure to act as referred to under a;

c. the reasonable costs of appearing in other legal proceedings in which they are involved as current or former managing directors or supervisory directors, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

There shall be no entitlement to the idemnification as referred to above if and to the extent that (i) a Dutch court has established in a final and conclusive decision that the act or failure to act of the person concerned may be characterised as wilful ("*opzettelijk*"), intentionally reckless ("*bewust roekeloos*") or seriously culpable ("*ernstig verwijtbaar*") conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness, or (ii) the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss. The company may take out liability insurance for the benefit of the persons concerned. The supervisory board may by agreement or otherwise give further implementation to the above with respect to managing directors.

General meeting. Notice. Venue of the General

Meeting.

Article 21.

21.1. Without prejudice to the provisions of Article 28, General Meetings shall be held as frequently as the Executive Board or the Supervisory Board may wish. The power to call the General Meeting shall vest in the Executive Board, and in the Supervisory Board.

21.2. The Executive Board shall be required to call a General Meeting if a request to that effect is made by one or several shareholders jointly representing at least one/twentieth of the issued and outstanding share capital, such request to specify the subjects to be discussed. This obligation shall apply mutatis mutandis to the Supervisory Board. If the General Meeting is not held within six weeks after such request, the applicants themselves shall be authorised to call the General Meeting - with due observance of the applicable provisions of the law and the Articles of Association - without for that purpose requiring authorisation from the "Voorzieningenrechter". The provisions of paragraph 3 of this Article shall apply mutatis mutandis to notice of a General Meeting as referred to in the preceding

Meeting.

Article 21.

21.1. Without prejudice to the provisions of Article 28, General Meetings shall be held as frequently as the Executive Board or the Supervisory Board may wish. The power to call the General Meeting shall vest in the Executive Board, and in the Supervisory Board.

21.2. The Executive Board shall be required to call a General Meeting if a request to that effect is made by one or several shareholders jointly representing at least one/twentieth of the issued and outstanding share capital, such request to specify the subjects to be discussed. This obligation shall apply mutatis mutandis to the Supervisory Board. If the General Meeting is not held within six weeks after such request, the applicants themselves shall be authorised to call the General Meeting - with due observance of the applicable provisions of the law and the Articles of Association - without for that purpose requiring authorisation from the "Voorzieningenrechter". The provisions of paragraph 3 of this Article shall apply mutatis mutandis to notice of a General Meeting as referred to in the preceding sentence. Within three months after the Executive Board has considered it plausible that the Company's equity has decreased to an amount equal to or less than one half of the paid up part of the capital, a General Meeting shall be held to discuss the measures to be taken, if necessary.

21.3. Notice of the General Meeting must be given to each person entitled to attend General Meetings. All notices of General Meetings and in general all notifications to shareholders shall be given by placing advertisements in at least one national newspaper and in the Official Daily List of the limited liability company established in Amsterdam: Euronext Amsterdam N.V., unless these Articles of Association state otherwise. Holders of registered shares shall moreover be called to a meeting by means of a written notice, sent to the addresses referred to in Article 7. Failure to receive a notice as referred to in the previous sentence may not be used to dispute the validity of the meeting. Without prejudice to the regulations of Euronext Amsterdam N.V., the Executive Board may, subject to the approval of the Supervisory Board, decide that the notification and/or written notice as referred

sentence. Within three months after the Executive Board has considered it plausible that the Company's equity has decreased to an amount equal to or less than one half of the paid up part of the capital, a General Meeting shall be held to discuss the measures to be taken, if necessary.

21.3. Notice of the General Meeting must be given to each person entitled to attend General Meetings. The notice shall be given in such manner as shall be authorized by law (including but not limited to a written notice, a legible and reproducible message sent by electronic means and an announcement published by electronic means). Notice of the meeting shall be given with due observance of the statutory notice period.

The proposed amendments are related to the implementation of the Implementation Act on Shareholders' Rights, by which the final date of the notice will be advanced and the way in which the notice will be given will be amended.

	Current text		Proposed text	Explanation
	to in the previous sentence (i) in respect of a person entitled to attend General Meetings pursuant to registered shares, who agrees thereto, is replaced by a legible and reproducible message sent by electronic mail to the address indicated by him to the company for such purpose and/or (ii) in respect of persons entitled to attend General Meetings pursuant to bearer shares, is replaced by an announcement on the Company's website. The term of notice must be at least fifteen clear days before the day on which the meeting is held.			
21.4.	The matters to be discussed shall be stated in the notice calling the meeting, unless the agenda is available at the Company's office and at such places as will be specified by the notice, for inspection by the shareholders and other persons entitled to attend General Meetings, who may obtain a copy thereof free of charge and a statement to that effect has been made in the notice calling the meeting. Proposals to amend the provisions of the Articles of Association or to reduce the capital of the Company shall, notwithstanding Article 22 paragraph 9, be specified in the notice calling the meeting.	21.4.	The notice shall state the business to be transacted as well as the other information prescribed by law or these Articles of Association.	***This amendment is related to the implementation of the Implementation Act on Shareholders' Rights, which act will, after the entry into force, set further requirements for the notice.***
	If the proposal concerns an amendment of the Articles of Association or a reduction of		If the proposal concerns an amendment of the Articles of Association or a reduction of	

the capital, then together with the notice a draft of the proposal in which the proposed amendment of the Articles of Association is included respectively in which the purpose of the capital reduction and the manner of realization is explained, will be available for each shareholder and any other person entitled to attend General Meetings for inspection at the offices of the Company and at such places - but in the case of a quotation as referred to in Article 9, paragraph 3 at least in Amsterdam - as will be specified in the notice convening the meeting until the General Meeting is held in which the resolution concerning the proposal is dealt with. The documents shall be available free of charge at the aforementioned places for shareholders and other persons entitled to attend General Meetings. With respect to proposals, in respect of which the provisions of this paragraph are not complied with and which are not announced subsequently with due observance of the notice period required, no valid resolutions can be adopted.

21.5. Shareholders representing at least one per cent (1%) of the issued share capital and shareholders representing a value of not

the capital, then together with the notice a draft of the proposal in which the proposed amendment of the Articles of Association is included respectively in which the purpose of the capital reduction and the manner of realization is explained, will be available for each shareholder and any other person entitled to attend General Meetings for inspection at the offices of the Company and at such places - but in the case of a quotation as referred to in Article 9, paragraph 3 at least in Amsterdam - as will be specified in the notice convening the meeting until the General Meeting is held in which the resolution concerning the proposal is dealt with. The documents shall be available free of charge at the aforementioned places for shareholders and other persons entitled to attend General Meetings. With respect to proposals, in respect of which the provisions of this paragraph are not complied with and which are not announced subsequently with due observance of the notice period required, no valid resolutions can be adopted.

21.5. Shareholders representing at least one per cent (1%) of the issued share capital and shareholders representing a value of not less than fifty million euro (EUR 50,000,000) have the right to propose agenda items, provided that they submit their proposals to the Executive Board or the Supervisory Board by registered letter accompanied by proof of their shareholding. If they have submitted their proposals no later than the sixtieth day prior to the day of the General Meeting to the Executive Board or the Supervisory Board, the Executive Board or the Supervisory Board must do so, unless in the opinion of the Executive Board or the Supervisory Board substantial interests of the Company dictate otherwise. A written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder of the ordinary shares in its collective deposit shall be proof of a holding of shares in bearer form as referred to in the first sentence of this paragraph.

21.6. Written requests as referred to in section 110, first subsection and section 114a, first subsection, Book 2 Dutch Civil Code, may be submitted electronically. Requests as referred to in section 110, first subsection

less than fifty million euro (EUR 50,000,000) have the right to propose agenda items, provided that they submit their proposals to the Executive Board or the Supervisory Board by registered letter accompanied by proof of their shareholding. If they have submitted their proposals no later than the sixtieth day prior to the day of the General Meeting to the Executive Board or the Supervisory Board, the Executive Board or the Supervisory Board must do so, unless in the opinion of the Executive Board or the Supervisory Board substantial interests of the Company dictate otherwise. A written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder of the ordinary shares in its collective deposit shall be proof of a holding of shares in bearer form as referred to in the first sentence of this paragraph.

21.6. Written requests as referred to in section 110, first subsection and section 114a, first subsection, Book 2 Dutch Civil Code, may be submitted electronically. Requests as referred to in section 110, first subsection and section 114a, first subsection, Book 2 Dutch Civil Code shall comply with conditions stipulated by the Executive Board subject to the approval of the Supervisory Board, which conditions shall be posted on the Company's website.

21.7. General Meetings shall be held in either Amersfoort, Boxmeer, Amsterdam, Rotterdam, The Hague, or in the municipality of Haarlemmermeer (Schiphol Airport).

Admittance to and chairmanship of the General Meeting.

Article 22.

22.1. Persons entitled to attend the General Meeting are entitled to attend the General Meeting, to take the floor at such meeting and – as far as they have voting rights – to vote. The members of the Executive Board and the Supervisory Directors of the Company also are entitled to attend the General Meeting, with the exception of any member of the Executive Board or Supervisory Director who has been suspended, and admittance shall further be granted to any person whom the Chairman of the meeting concerned has invited to attend the General Meeting or any part of that meeting.

and section 114a, first subsection, Book 2 Dutch Civil Code shall comply with conditions stipulated by the Executive Board subject to the approval of the Supervisory Board, which conditions shall be posted on the Company's website.

21.7. General Meetings shall be held in either Amersfoort, Boxmeer, Amsterdam, Rotterdam, The Hague, or in the municipality of Haarlemmermeer (Schiphol Airport).

Admittance to and chairmanship of the General Meeting.

Article 22.

22.1. Persons entitled to attend the General Meeting are entitled to attend the General Meeting, to take the floor at such meeting and – as far as they have voting rights – to vote. The members of the Executive Board and the Supervisory Directors of the Company also are entitled to attend the General Meeting, with the exception of any member of the Executive Board or Supervisory Director who has been suspended, and admittance shall further be granted to any person whom the Chairman of the meeting concerned has invited to attend the General Meeting or any part of that meeting.

22.2.	Shareholders and other persons entitled to attend General Meetings may be represented by another person pursuant to a proxy in writing.	22.2.	Shareholders and other persons entitled to attend General Meetings may be represented by another person pursuant to a proxy in writing.	
22.3.	The Executive Board may, subject to the approval of the Supervisory Board, decide that each person entitled to attend General Meetings may by electronic means of communication directly take note of the business transacted at a General Meeting.	22.3.	The Executive Board may, subject to the approval of the Supervisory Board, decide that each person entitled to attend General Meetings may by electronic means of communication directly take note of the business transacted at a General Meeting.	
22.4.	The Executive Board may, subject to the approval of the Supervisory Board, decide that each person entitled to attend General Meetings and vote thereat may, either in person or by written proxy, vote at that meeting by electronic means of communication, provided that such person can be identified through the electronic means of communication and furthermore provided that such person can directly take note of the business transacted at the shareholders' meeting concerned. The Executive Board may, subject to the approval of the Supervisory Board, attach conditions to the use of the electronic means of communication, which conditions shall be announced at the convocation of the General Meeting and shall be posted on the Company's website.	22.4.	The Executive Board may, subject to the approval of the Supervisory Board, decide that each person entitled to attend General Meetings (and vote thereat) may, either in person or by written proxy, vote at and/or participate in that meeting by electronic means of communication, provided that such person can be identified through the electronic means of communication and furthermore provided that such person can directly take note of the business transacted at the meeting concerned. The Executive Board may, subject to the approval of the Supervisory Board, attach conditions to the use of the electronic means of communication, which conditions shall be announced at the convocation of the General Meeting and shall be posted on the Company's website.	***It is proposed to apply article 22 paragraph 4 also to persons entitled to attend General Meetings but not entitled to vote thereat.***

	Current text		Proposed text	Explanation
22.5.	The Executive Board may determine that as persons holding the right to vote and having the right to attend meetings will be these persons who (i) are a shareholder, or are considered to be a shareholder as per a certain date, determined by the Executive Board, such date hereinafter referred to as: the "record date", and (ii) who are as such registered in a register (or one or more parts thereof) designated thereto by the Executive Board, hereinafter referred to as: the "register", in as far as (iii) at the request of the shareholder concerned, or the person who is considered to be shareholder, the holder of the register has given notice in writing to the Company prior to the General Meeting, that the person in question has the intention to attend the General Meeting, regardless of who is shareholder or is considered to be shareholder at the time of the General Meeting. The notice will contain the name and the number of shares the said person will represent in the General Meeting, where applicable accompanied by a written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in	22.5.	<u>Only if the law does not prescribe a fixed record date, the Executive Board shall, with due observance of the relevant statutory provisions, determine a record date for the General Meeting. Persons entitled to attend the General Meeting are those who at the record date have these rights and have been registered as such in a register designated by the Executive Board for that purpose, regardless of who would have been entitled to attend the General Meeting if a record date as contemplated in this paragraph had not been determined. The convocation notice for the meeting shall state the record date and the manner in which the persons entitled to attend the General Meeting may register and exercise their rights.</u>	***The proposed amendment is related to the implementation of the Implementation Act on Shareholders' Rights, due to which act a fixed record date will be required by law.***

	Current text		Proposed text	Explanation
	that statement is Joint Holder of the ordinary shares in its collective deposit. The provision above under (iii) about the notice to the Company also applies to the proxyholder of a shareholder or person who is considered to be shareholder, who has a written proxy.			
22.6.	To the extent that the Executive Board makes use of its right as referred to in the preceding paragraph of this article, the Executive Board may, subject to the approval of the Supervisory Board decide that persons entitled to attend General Meetings and vote thereat may, within a period prior to the General Meeting to be set by the Executive Board, which period cannot begin prior to the registration date as meant in the previous paragraph, cast their votes electronically in a manner to be decided by the managing board. Votes cast in accordance with the previous sentence are equal to votes cast at the meeting.	22.6.	The Executive Board may, subject to the approval of the Supervisory Board decide that persons entitled to attend General Meetings and vote thereat may, within a period prior to the General Meeting to be set by the Executive Board, which period cannot begin prior to the registration date as meant in the previous paragraph, cast their votes electronically in a manner to be decided by the Executive Board and/or, if permitted by law, by post. Votes cast in accordance with the previous sentence are equal to votes cast at the meeting.	***The Implementation Act on Shareholders' Rights provides that the articles of association may stipulate that votes cast prior to the general meeting may also be cast by post. For this reason it is proposed to already implement this possibility in article 22 paragraph 6.***
22.7.	If the Executive Board does not exercise its right as determined in paragraph 5, a holder of shares in registered form, as well as a holder of shares in right of usufruct or pledge, who has the right to vote, or his proxyholder shall only have access to the General Meeting, if he or the person for			***Since the determination of a record date will be included in article 22 paragraph 5 and a fixed record date will be applicable in the future, paragraphs 7 through 10 of article 22 may be deleted, paragraphs 11 through 16 may be renumbered, the reference in the new article 22 paragraph 10 to paragraph 8 may be replaced by***

whom he acts, as such is registered in the register referred to in article 7 and the Company has received written notice of his intention to attend the meeting at the place and ultimately on he day, as defined in paragraph 8.

22.8. If the Executive Board does not exercise its right as determined in paragraph 5, the Company shall, as far as the voting right and/or meeting right of holders of ordinary shares in bearer form is concerned, consider as shareholder those mentioned in a written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder for the said ordinary shares in its collective deposit and shall stay until after the meeting, provided that the statement concerned has been deposited at the office of the Company or at another place further to be determined by the Executive Board in due time. The notice of the meeting shall state the place where the statement from the Affiliated Institution must be deposited and the day by which the deposit of the statement from the Affiliated Institution must be made; this day

a reference to paragraph 7, and the reference in article 24 paragraph 6 to paragraphs 10 through 13 of article 22 may be replaced in a reference to paragraphs 7 through 9.

cannot be determined earlier than on the seventh day prior to the date of the meeting.

22.9. The notice for the meeting shall in each case make reference to paragraphs 7 and 8 hereof.

22.10. The record date mentioned in paragraph 5 cannot be determined earlier than on a certain time on the thirtieth day and not later than on the third day prior to the date of the General Meeting. The notice of the general meeting shall, where applicable, contain those times, the place of meeting and the proceedings for registration, deposit and notification.

22.11. Before admission to a meeting, a shareholder or an other person entitled to attend General Meetings or his proxyholder shall sign an attendance list reflecting his name and the number of votes he may cast. If he is a proxyholder the name of the person represented shall also be reflected.

22.12. The General Meeting shall be presided by the Chairman of the Supervisory Board; the Chairman, however, even if he is present, may appoint another person to preside over the meeting. If the Chairman of the Supervisory Board is not present and has not appointed another person to preside

22.7. Before admission to a meeting, a shareholder or an other person entitled to attend General Meetings or his proxyholder shall sign an attendance list reflecting his name and the number of votes he may cast. If he is a proxyholder the name of the person represented shall also be reflected.

22.8. The General Meeting shall be presided by the Chairman of the Supervisory Board; the Chairman, however, even if he is present, may appoint another person to preside over the meeting. If the Chairman of the Supervisory Board is not present and has not appointed another person to preside over the meeting, then the members of the Supervisory Board that are present shall elect a Chairman. If none of the members of the Supervisory Board is present at the meeting, then the meeting shall elect a Chairman. The Chairman designates the Secretary.

22.13. The ruling pronounced by the Chairman at the meeting in respect of the outcome of any vote shall be decisive. The same shall apply to the contents of any resolution passed, to the extent that the vote taken related to a proposal not recorded in writing. However, if immediately after the aforesaid ruling pronounced by the Chairman the correctness of that ruling is contested, another vote shall be taken if so desired by the majority at the meeting or - if the original vote was not taken on a poll or by a secret ballot - by any person present who is entitled to vote. Such new vote shall override the legal consequences of the original vote.

22.14. Unless a notarial record of the business transacted at the meeting is drawn up, the Chairman shall designate a person charged with keeping the minutes. The minutes shall be adopted by the Chairman or the secretary of the meeting or by the General

over the meeting, then the members of the Supervisory Board that are present shall elect a Chairman. If none of the members of the Supervisory Board is present at the meeting, then the meeting shall elect a Chairman. The Chairman designates the secretary.

22.9. The ruling pronounced by the Chairman at the meeting in respect of the outcome of any vote shall be decisive. The same shall apply to the contents of any resolution passed, to the extent that the vote taken related to a proposal not recorded in writing. However, if immediately after the aforesaid ruling pronounced by the Chairman the correctness of that ruling is contested, another vote shall be taken if so desired by the majority at the meeting or - if the original vote was not taken on a poll or by a secret ballot - by any person present who is entitled to vote. Such new vote shall override the legal consequences of the original vote.

22.10. Unless a notarial record of the business transacted at the meeting is drawn up, the Chairman shall designate a person charged with keeping the minutes. The minutes shall be adopted by the Chairman or the secretary of the meeting or by the General

Meeting at a subsequent meeting, in evidence of which the minutes shall be signed by the Chairman and the secretary of the meeting at which the minutes were adopted. On the basis of the attendance list referred to in paragraph 8 the notarial record mutatis mutandis the minutes shall state the number of the shares represented at the meeting and number of votes that can be cast; the attendance list referred to in paragraph 8 will not be a part of the notarial record or, mutatis mutandis, the minutes and shall not be at the disposal of a shareholder, unless the shareholder would prove to have a reasonable interest in the examination of the proper course of that meeting. If the General Meeting or the Executive Board or the Supervisory Board resolves to instruct a Civil Law Notary to draw up an official record of the proceedings at any General Meeting, or if one or several shareholders jointly representing at least one twentieth of the issued and outstanding share capital so decide, the Executive Board shall give a Civil Law Notary instruction to draw up such official record. The cost of the notarial record shall be borne by the Company.

22.15. The minutes of the General Meeting of

Meeting at a subsequent meeting, in evidence of which the minutes shall be signed by the Chairman and the secretary of the meeting at which the minutes were adopted. On the basis of the attendance list referred to in paragraph 8 the notarial record mutatis mutandis the minutes shall state the number of the shares represented at the meeting and number of votes that can be cast; the attendance list referred to in paragraph 8 will not be a part of the notarial record or, mutatis mutandis, the minutes and shall not be at the disposal of a shareholder, unless the shareholder would prove to have a reasonable interest in the examination of the proper course of that meeting. If the General Meeting or the Executive Board or the Supervisory Board resolves to instruct a Civil Law Notary to draw up an official record of the proceedings at any General Meeting, or if one or several shareholders jointly representing at least one twentieth of the issued and outstanding share capital so decide, the Executive Board shall give a Civil Law Notary instruction to draw up such official record. The cost of the notarial record shall be borne by the Company.

22.11. The minutes of the General Meeting of

shareholders shall be made available, on request, to shareholders no later than three months after the end of the meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three months. The minutes shall then be adopted in the manner provided for in the preceding paragraph.
In the event that a notarial record is prepared of the proceedings at the meeting, the provisions of this paragraph are not applicable.
Such notarial record needs to be prepared no later than three months after the end of the meeting and on request of the shareholder, be made available.

22.16. A certificate signed by the Chairman confirming that the General Meeting has adopted a particular resolution, shall constitute evindence of such resolution vis-á-vis third parties.

Voting rights. Decision-making.

Article 23.

23.1. Each share carries the right to cast one vote in the General Meeting.

23.2. No votes may be cast at the General Meeting in respect of shares which are held by the Company or any of its subsidiaries, nor in respect of shares the depository

shareholders shall be made available, on request, to shareholders no later than three months after the end of the meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three months. The minutes shall then be adopted in the manner provided for in the preceding paragraph.
In the event that a notarial record is prepared of the proceedings at the meeting, the provisions of this paragraph are not applicable.
Such notarial record needs to be prepared no later than three months after the end of the meeting and on request of the shareholder, be made available.

22.12. A certificate signed by the Chairman confirming that the General Meeting has adopted a particular resolution, shall constitute evindence of such resolution vis-á-vis third parties.

Voting rights. Decision-making.

Article 23.

23.1. Each share carries the right to cast one vote in the General Meeting.

23.2. No votes may be cast at the General Meeting in respect of shares which are held by the Company or any of its subsidiaries, nor in respect of shares the depository receipts of which are held by the Company or any of its subsidiaries. Usufructuaries and pledgees of shares which belong to the Company or its subsidiaries shall not, however, be excluded from the right to vote if the usufruct or pledge was created before the shares concerned were held by the Company or a subsidiary of the Company. The Company or a subsidiary of the Company may not cast votes for shares in respect of which the Company or the subsidiary possesses a pledge or usufruct.

23.3. In determining to which extent the shareholders cast votes, are present or are represented, or to which extent the share capital is represented the shares in respect of which no votes may be cast shall not be taken into account.

23.4. Unless the Articles of Association stipulate a larger majority, all resolutions of the General Meeting shall be passed by an absolute majority of the votes cast.

23.5. Blank votes and invalid votes shall not be counted.

23.6. The Chairman shall decide on the method of voting and on the possibility of voting by acclamation.

23.7. If at the election of persons the voting for and against the proposal is equally divided,

receipts of which are held by the Company or any of its subsidiaries. Usufructuaries and pledgees of shares which belong to the Company or its subsidiaries shall not, however, be excluded from the right to vote if the usufruct or pledge was created before the shares concerned were held by the Company or a subsidiary of the Company. The Company or a subsidiary of the Company may not cast votes for shares in respect of which the Company or the subsidiary possesses a pledge or usufruct.

23.3. In determining to which extent the shareholders cast votes, are present or are represented, or to which extent the share capital is represented the shares in respect of which no votes may be cast shall not be taken into account.

23.4. Unless the Articles of Association stipulate a larger majority, all resolutions of the General Meeting shall be passed by an absolute majority of the votes cast.

23.5. Blank votes and invalid votes shall not be counted.

23.6. The Chairman shall decide on the method of voting and on the possibility of voting by acclamation.

23.7. If at the election of persons the voting for and against the proposal is equally divided, another vote shall be taken at the same meeting; if then again the votes are equally divided, then - without prejudice to the provision in the next following sentence of this paragraph - a drawing of lots shall decide. If at an election of persons the vote is taken between more than two candidates and none of the candidates receives the absolute majority of votes, another vote where necessary after an interim vote and/or a drawing of lots- shall be taken between the two candidates who have received the largest number of votes in their favour. If the voting for and against any other proposal than as first referred to in this paragraph is equally divided, that proposal shall be deemed to be rejected.

23.8. If pursuant to the Articles of Association the validity of a resolution depends also upon the part of the issued and outstanding share capital represented at the meeting and if such quorum is not present at the meeting, then - unless elsewhere in these Articles of Association the contrary is provided with respect to any subject specifically mentioned there - a second meeting may be called and held at which such resolution may be passed irrespective of the part of the issued and outstanding

another vote shall be taken at the same meeting; if then again the votes are equally divided, then - without prejudice to the provision in the next following sentence of this paragraph - a drawing of lots shall decide. If at an election of persons the vote is taken between more than two candidates and none of the candidates receives the absolute majority of votes, another vote where necessary after an interim vote and/or a drawing of lots- shall be taken between the two candidates who have received the largest number of votes in their favour. If the voting for and against any other proposal than as first referred to in this paragraph is equally divided, that proposal shall be deemed to be rejected.

23.8. If pursuant to the Articles of Association the validity of a resolution depends also upon the part of the issued and outstanding share capital represented at the meeting and if such quorum is not present at the meeting, then - unless elsewhere in these Articles of Association the contrary is provided with respect to any subject specifically mentioned there - a second meeting may be called and held at which such resolution may be passed irrespective of the part of the issued and outstanding share capital represented at that meeting. The notice calling such second meeting must state that and pursuant to which provision a resolution may be passed at that meeting irrespective of the part of the issued and outstanding share capital represented at that meeting. Notice calling the second meeting shall not be given until after the end of the first meeting. The second meeting must be held within six weeks after the first meeting.

Meetings of holders of shares of a particular class.

Article 24.

24.1. A meeting of holders of shares of a particular class shall be held whenever a resolution of the meeting of holders of that particular class is required by virtue of the law and/or provisions of the Articles of Association. Further the Executive Board, the Supervisory Board, as well as one or several holders of shares of a particular class who jointly represent at least one tenth of the capital issued in the form of shares of that particular class shall be equally authorised to call a meeting of holders of shares of that class. The term of notice of such meeting must be at least seven clear days before the day on which

share capital represented at that meeting. The notice calling such second meeting must state that and pursuant to which provision a resolution may be passed at that meeting irrespective of the part of the issued and outstanding share capital represented at that meeting. Notice calling the second meeting shall not be given until after the end of the first meeting. The second meeting must be held within six weeks after the first meeting.

Meetings of holders of shares of a particular class.

Article 24.

24.1. A meeting of holders of shares of a particular class shall be held whenever a resolution of the meeting of holders of that particular class is required by virtue of the law and/or provisions of the Articles of Association. Further the Executive Board, the Supervisory Board, as well as one or several holders of shares of a particular class who jointly represent at least one tenth of the capital issued in the form of shares of that particular class shall be equally authorised to call a meeting of holders of shares of that class. The term of notice of such meeting must be at least seven clear days before the day on which the meeting is held.

24.2. Admittance to the meeting of holders of shares of a particular class shall be given to:

a. the holders of shares of that class;

b. other persons entitled to attend General Meetings;

c. every member of the Executive Board and every Supervisory Director;

d. any other persons whom the chairman of the meeting concerned has invited to attend the meeting.

24.3. Notice of a meeting of holders of cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares or series cumulative preference 'E' shares shall be given by letters sent to the holders of aforementioned shares.

24.4. At a meeting of holders of cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares or one of the series cumulative preference 'E' shares at which the entire issued capital in shares of a particular class is represented, valid resolutions may be adopted, provided that they are passed by unanimous vote, even if

the meeting is held.

24.2. Admittance to the meeting of holders of shares of a particular class shall be given to:

a. the holders of shares of that class;

b. other persons entitled to attend General Meetings;

c. every member of the Executive Board and every Supervisory Director;

d. any other persons whom the chairman of the meeting concerned has invited to attend the meeting.

24.3. Notice of a meeting of holders of cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares or series cumulative preference 'E' shares shall be given <u>in writing or by legible and reproducible electronic communications</u>.

24.4. At a meeting of holders of cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares or one of the series cumulative preference 'E' shares at which the entire issued capital in shares of a particular class is represented, valid resolutions may be adopted, provided that they are passed by unanimous vote, even if

The proposed amendment makes it possible to electronically call a meeting of holders of preference shares.

the requirements in respect of the place of the meeting, the manner of notice, the term of notice and the stating in the notice of the items of business to be transacted, have not been observed.

24.5. If at a meeting of holders of shares of a particular class the voting for and against a proposal is equally divided, that proposal shall be rejected.

24.6. Without prejudice to the preceding provisions of this Article, the provisions of Articles 21, paragraphs 3, 4, 5 and 6, Article 22, paragraph 2, 3, 4 and 10 up to and including 13 and Article 23 shall apply mutatis mutandis to the meetings of holders of shares of a particular class, provided that the provisions of Articles 21 up to and including 23 shall apply mutatis mutandis to the meetings of holders of ordinary shares.

Decision-making outside a meeting.

Article 25.

25.1. Any resolution which holders of cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares and each of the series cumulative preference 'E' shares entitled to vote, pledgees entitled to vote and usufructuaries of those shares entitled to vote can pass at a meeting of holders of

the requirements in respect of the place of the meeting, the manner of notice, the term of notice and the stating in the notice of the items of business to be transacted, have not been observed.

24.5. If at a meeting of holders of shares of a particular class the voting for and against a proposal is equally divided, that proposal shall be rejected.

24.6. Without prejudice to the preceding provisions of this Article, the provisions of Articles 21, paragraphs 3, 4, 5 and 6, Article 22, paragraph 2, 3, 4 and 7 up to and including 9 and Article 23 shall apply mutatis mutandis to the meetings of holders of shares of a particular class, provided that the provisions of Articles 21 up to and including 23 shall apply mutatis mutandis to the meetings of holders of ordinary shares.

Decision-making outside a meeting.

Article 25.

25.1. Any resolution which holders of cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares and each of the series cumulative preference 'E' shares entitled to vote, pledgees entitled to vote and usufructuaries of those shares entitled to vote can pass at a meeting of holders of

In connection with the proposed amendment of article 22, the reference in article 24 paragraph 6 to paragraphs 10 through 13 of article 22 must be replaced in a reference to paragraphs 7 through 9.

shares of a particular class may also be passed by them outside a meeting, provided that all holders of shares of the class concerned express themselves in writing in favour of the proposal concerned and provided that the members of the Executive Board and Supervisory Directors have been given the opportunity to give advise on the proposal. The persons who have passed a resolution outside a meeting shall immediately inform the Executive Board and the Supervisory Board of that resolution.

25.2. The Executive Board may, subject to the approval of the Supervisory Board, decide that written resolutions as referred to in paragraph 1 of this article can be adopted by electronic means of communication. The Executive Board may, subject to the approval of the Supervisory Board, attach conditions to the use of the electronic means of communication, which conditions shall be posted on the Company's website.

25.3. Any resolution passed outside a meeting shall be announced at the next meeting of holders of shares of the particular class concerned. During that meeting the documents showing the manner of decision-making outside a meeting shall be

shares of a particular class may also be passed by them outside a meeting, provided that all holders of shares of the class concerned express themselves in writing in favour of the proposal concerned and provided that the members of the Executive Board and Supervisory Directors have been given the opportunity to give advise on the proposal. The persons who have passed a resolution outside a meeting shall immediately inform the Executive Board and the Supervisory Board of that resolution.

25.2. The Executive Board may, subject to the approval of the Supervisory Board, decide that written resolutions as referred to in paragraph 1 of this article can be adopted by electronic means of communication. The Executive Board may, subject to the approval of the Supervisory Board, attach conditions to the use of the electronic means of communication, which conditions shall be posted on the Company's website.

25.3. Any resolution passed outside a meeting shall be announced at the next meeting of holders of shares of the particular class concerned. During that meeting the documents showing the manner of decision-making outside a meeting shall be

open to the inspection of the persons entitled to attend that meetings; said documents shall subsequently be inserted in the minute book.	open to the inspection of the persons entitled to attend that meetings; said documents shall subsequently be inserted in the minute book.	
Financial Year. Annual accounts.	**Financial Year. Annual accounts.**	
Article 26.	**Article 26.**	
26.1. The financial year shall coincide with the calendar year.	26.1. The financial year shall coincide with the calendar year.	
26.2. Each year within five months after the end of the Company's financial year, save where this term is extended by a maximum of six months by the General Meeting on account of special circumstances, the Executive Board shall draw up annual accounts and an annual report on that financial year. To these documents shall be added the particulars referred to in Section 392, subsection 1, of Book 2.	26.2. Annually, within the period set under or pursuant to the law the Executive Board shall make generally available: the annual accounts, the annual report, the auditor's statement as well as other information which, under or pursuant to the law, must be made generally available together with the annual accounts.	***This amendment relates to the Implementation Act on Shareholders' Rights and in connection therewith, the amendment of article 5:25c Financial Markets Supervision Act, in which article reference is made to "making generally available" the annual report and accounts.***
26.3. The annual accounts shall be signed by all members of the Executive Board and all Supervisory Directors. If the signature of one or more of the members of the Executive Board and/or one or more of the Supervisory Directors are missing, this and the reason for such absence shall be stated.	26.3. The annual accounts shall be signed by all members of the Executive Board and all Supervisory Directors. If the signature of one or more of the members of the Executive Board and/or one or more of the Supervisory Directors are missing, this and the reason for such absence shall be stated.	
26.4. The Company shall ensure that the annual accounts and, if required, the annual report and the particulars added by virtue of	26.4. The Company shall ensure that the annual accounts, the annual report, the auditor's statement and the other particulars	***This amendment is proposed for explanatory purposes.***

Section 392 shall be available at the office of the Company as soon as possible but not later than as from the date of notice calling the General Meeting intended for the discussion and approval thereof, and at the address mentioned in the notice. Said documents shall be open to the inspection of the shareholders and other persons entitled to attend General Meetings at the office of the Company and copies thereof may be obtained by them free of charge. Third parties can obtain copies at cost price at the addresses mentioned above.

mentioned in paragraph 1 shall be available at the office of the Company as soon as possible but not later than as from the date of notice calling the General Meeting intended for the discussion and approval thereof, and at the address mentioned in the notice. Said documents shall be open to the inspection of the shareholders and other persons entitled to attend General Meetings at the office of the Company and copies thereof may be obtained by them free of charge. Third parties can obtain copies at cost price at the addresses mentioned above.

26.5. If an auditor's certificate on the annual accounts is required and the General Meeting has not had the opportunity of inspecting that certificate, the annual accounts cannot be approved unless a legitimate reason for the absence of the certificate is stated in the added particulars.

26.6. If the annual accounts are adopted in amended form after correction, copies of such amended annual accounts may be obtained by the shareholders and other persons entitled to attend General Meetings free of charge.

It is proposed to move article 28 paragraphs 3 and 4 to article 26 paragraph 5 and article 26 paragraph 6, respectively.

Auditor.
Article 27.

Auditor.
Article 27.

Current text	Proposed text	Explanation
27.1. The General Meeting shall instruct a chartered accountant or other expert as defined in Section 393 of Book 2 - both to be referred to herein as: the auditor or, as the case may be, an organisation in which such experts work together, to conduct an examination of the annual accounts. If the General Meeting fails to give such instruction the Supervisory Board or - if it fails to give such instruction - the Executive Board shall be authorised and required to do so. The General Meeting and the one which has given such assignment may at any time revoke the instruction as first referred to in this paragraph and give that instruction to another auditor. Furthermore, the assignment given by the Executive Board may be revoked by the Supervisory Board and be given to an other auditor.	27.1. The General Meeting shall instruct a chartered accountant or other expert as defined in Section 393 of Book 2 - both to be referred to herein as: the auditor or, as the case may be, an organisation in which such experts work together, to conduct an examination of the annual accounts. If the General Meeting fails to give such instruction the Supervisory Board or - if it fails to give such instruction - the Executive Board shall be authorised and required to do so. The General Meeting and the one which has given such assignment may revoke the instruction as first referred to in this paragraph and give that instruction to another auditor for good reasons only with due observance of Section 393 subsection 2 of Book 2. Furthermore, the assignment given by the Executive Board may be revoked by the Supervisory Board and be given to an other auditor.	***The proposed amendment brings the text of article 27 paragraph 1 into line with article 2:393 Civil Code.***
27.2. The auditor shall report on his audit to the Executive Board and to the Supervisory Board and shall set out the result of his audit in a certificate.	27.2. The auditor shall report on his audit to the Executive Board and to the Supervisory Board and shall set out the result of his audit in a certificate.	
Annual meeting. Approval of annual accounts.	**Annual meeting.**	
Article 28.	**Article 28.**	
28.1. Each year at least one General Meeting shall be held, that meeting to be held within	Each year at least one General Meeting shall be held within the period set under or pursuant to the law.	***The amendment of article 28 is proposed to be in***

six months after the end of the Company's last expired financial year; this General Meeting shall be referred to hereinafter as: the Annual Meeting. The agenda of the Annual Meeting shall contain at least the following subjects:

a. discussion of the annual report on the last expired financial year;
b. adoption of the annual accounts of the last expired financial year;
c. allocation of the profits realised in the last expired financial year, or determination of the manner in which any loss realised in that year will be cleared;
d. release from liability of the members of the Executive Board for their management;
e. release from liability of the Supervisory Directors for their supervision during the financial year concerned;
f. the reserves and dividend policy of the Company; and
g. if applicable, the proposal to distribute dividends.

28.2. The subjects listed in paragraph 1 of this Article need not be stated in the agenda of the Annual Meeting if the term for preparing

line at all times with the statutory term. Article 28 paragraph 2 may be deleted and paragraphs 3 and 4 are moved to article 26.

the annual accounts has been extended or if a proposal to extend said term is included in that agenda.

28.3. If an auditor's certificate on the annual accounts is required and if the General Meeting has not had the opportunity of inspecting that certificate, the annual accounts cannot be approved unless a legitimate reason for the absence of the certificate is stated in the added particulars.

28.4. If the annual accounts are adopted in amended form after correction, copies of such amended annual accounts may be obtained by the shareholders and other persons entitled to attend General Meetings free of charge.

Profits and losses.

Article 29.

29.1. a. From the profits made in the preceding financial year, first of all, if possible, shall be paid on the cumulative preference 'A' shares a percentage of the amount compulsorily paid on those shares, which percentage on a yearly basis is equal to the arithmetic mean of the effective yield of the Netherlands Government Loans with a maturity of seven to eight years as calculated by

Profits and losses.

Article 29.

29.1. a. From the profits made in the preceding financial year, first of all, if possible, shall be paid on the cumulative preference 'A' shares a percentage of the amount compulsorily paid on those shares, which percentage on a yearly basis is equal to the arithmetic mean of the effective yield of the Netherlands Government Loans with a maturity of seven to eight years as calculated by the Central Bureau of Statistics and entered in the Official Price List of Euronext Amsterdam N.V., for the last twenty Stock Exchange business days prior to the fifth working day before the day the cumulative preference 'A' shares were issued, increased by a surcharge that has been determined by the Executive Board at a rate of one forty/hundredth per cent. If in the course of any financial year an issue of cumulative preference 'A' shares has taken place, the dividend with respect to that financial year shall be reduced pro rata to the day of issue.

b. For the first time on the thirty-first day of December two thousand three and every seven years thereafter the percentage will be determined again in the way as described under a, provided that the level of the surcharge there referred to shall be determined by the Executive Board subject to the approval of the Supervisory Board and after approval of the meeting of holders of cumulative preference 'A' shares with a maximum of five per cent.

the Central Bureau of Statistics and entered in the Official Price List of Euronext Amsterdam N.V., for the last twenty Stock Exchange business days prior to the fifth working day before the day the cumulative preference 'A' shares were issued, increased by a surcharge that has been determined by the Executive Board at a rate of one forty/hundredth per cent. If in the course of any financial year an issue of cumulative preference 'A' shares has taken place, the dividend with respect to that financial year shall be reduced pro rata to the day of issue.

b. For the first time on the thirty-first day of December two thousand three and every seven years thereafter the percentage will be determined again in the way as described under a, provided that the level of the surcharge there referred to shall be determined by the Executive Board subject to the approval of the Supervisory Board and after approval of the meeting of holders of cumulative preference 'A' shares with a maximum of five per cent.

c. If the profits realised in any financial year are not sufficient to pay the said percentage (including the applicable surcharge), the said percentage (including the applicable surcharge) shall be paid from the reserves for as much as necessary, without prejudice to paragraph 7, provided that the payment may not be from the account of the share premium reserve 'A', as prescribed hereinafter under *e*. If the free distributable reserves in any financial year are not sufficient to pay the said percentage (including the applicable surcharge), the provisions under a of this paragraph and the paragraphs 2, 3, 4 and 5 shall apply in subsequent years only after the deficit has been recovered.

d. No further distributions other than those prescribed in this Article and in Article 30 shall be made on the cumulative preference 'A' shares.

e. In addition to any other reserves, the Company has a share premium reserve 'A' to the share premium reserve 'A' an amount equal to the capital surplus paid on the

c. If the profits realised in any financial year are not sufficient to pay the said percentage (including the applicable surcharge), the said percentage (including the applicable surcharge) shall be paid from the reserves for as much as necessary, without prejudice to paragraph 7, provided that the payment may not be from the account of the share premium reserve 'A', as prescribed hereinafter under *e*. If the free distributable reserves in any financial year are not sufficient to pay the said percentage (including the applicable surcharge), the provisions under a of this paragraph and the paragraphs 2, 3, 4 and 5 shall apply in subsequent years only after the deficit has been recovered.

d. No further distributions other than those prescribed in this Article and in Article 30 shall be made on the cumulative preference 'A' shares.

e. In addition to any other reserves, the Company has a share premium reserve 'A' to the share premium reserve 'A' an amount equal to the capital surplus paid on the cumulative preference 'A' shares shall be added. The holders of cumulative preference 'A' shares are entitled to the share premium reserve 'A'.

Losses shall not be charged against the share premium reserve 'A', unless it concerns losses which cannot be defrayed or discharged out of a reserve, not being the share premium reserve 'A'. Losses shall, if and insofar as possible, be written off from the share premium reserve 'A' at the time of the resolution to write off. If a write off, as referred to in the previous sentence, has taken place against the share premium reserve 'A', the profits made in subsequent years shall first of all be allocated to clear off the amount, which was written off from the share premium reserve 'A', provided that the amount of an allocation of the share premium reserve 'A' shall be reduced pro rata to the number of cumulative preference 'A' shares, which were held by the Company at the time of the allocation, but were held by one or more others at the time of the write off as mentioned hereinbefore.

29.2. a. From the profits that remain after the application of paragraph 1, shall be

cumulative preference 'A' shares shall be added. The holders of cumulative preference 'A' shares are entitled to the share premium reserve 'A'.

Losses shall not be charged against the share premium reserve 'A', unless it concerns losses which cannot be defrayed or discharged out of a reserve, not being the share premium reserve 'A'. Losses shall, if and insofar as possible, be written off from the share premium reserve 'A' at the time of the resolution to write off. If a write off, as referred to in the previous sentence, has taken place against the share premium reserve 'A', the profits made in subsequent years shall first of all be allocated to clear off the amount, which was written off from the share premium reserve 'A', provided that the amount of an allocation of the share premium reserve 'A' shall be reduced pro rata to the number of cumulative preference 'A' shares, which were held by the Company at the time of the allocation, but were held by one or more others at the time of the write off as mentioned hereinbefore.

29.2. a. From the profits that remain after the application of paragraph 1, shall be paid, if possible, on the cumulative preference 'D' shares an amount equal to the percentage on a yearly basis of the amount prescribed paid in, on the said shares as at the opening of the financial year with respect to which the distribution is made or, if the issue of the cumulative preference 'D' shares has taken place in the course of the said financial year, as at the date on which the shares concerned were issued.

b. The percentage as referred to under a. hereinbefore shall be equal to the value of the EURIBOR-percentage for loans with a duration of one month, weighted on the basis of the number of days during which this percentage applied, during the financial year in respect of which the distribution is being made, augmented by two five/tenth per cent (2,5%). In the event that the amount prescribed to be paid in on the cumulative preference 'D' shares has been reduced or, pursuant to a resolution regarding further payment, increased during the financial year in

paid, if possible, on the cumulative preference 'D' shares an amount equal to the percentage on a yearly basis of the amount prescribed paid in, on the said shares as at the opening of the financial year with respect to which the distribution is made or, if the issue of the cumulative preference 'D' shares has taken place in the course of the said financial year, as at the date on which the shares concerned were issued.

b. The percentage as referred to under a. hereinbefore shall be equal to the value of the EURIBOR-percentage for loans with a duration of one month, weighted on the basis of the number of days during which this percentage applied, during the financial year in respect of which the distribution is being made, augmented by two five/tenth per cent (2,5%). In the event that the amount prescribed to be paid in on the cumulative preference 'D' shares has been reduced or, pursuant to a resolution regarding further payment, increased during the financial year in respect of which the distribution is being made, the said distribution shall be reduced or increased by an amount equal to the percentage of the amount of the reduction or increase as referred to hereinbefore, calculated from the moment the reduction was effected or at which further payment became compulsory.

c. If and in so far as the profit is not sufficient fully to effect the distribution as referred to in this paragraph, the shortfall shall be distributed from the reserves in so far as this does not violate the provisions of paragraph 7 of this Article, provided that the payment may not be from the account of the share premium reserve 'A'. If and in so far as the distribution as referred to in the first sentence cannot be made from the reserves - after application of the provisions of the first paragraph - such a distribution to the holders of cumulative preference 'D' shares shall first be made from the profit for subsequent financial years as to fully make up for the shortfall before the provisions of the

respect of which the distribution is being made, the said distribution shall be reduced or increased by an amount equal to the percentage of the amount of the reduction or increase as referred to hereinbefore, calculated from the moment the reduction was effected or at which further payment became compulsory.

c. If and in so far as the profit is not sufficient fully to effect the distribution as referred to in this paragraph, the shortfall shall be distributed from the reserves in so far as this does not violate the provisions of paragraph 7 of this Article, provided that the payment may not be from the account of the share premium reserve 'A'. If and in so far as the distribution as referred to in the first sentence cannot be made from the reserves - after application of the provisions of the first paragraph - such a distribution to the holders of cumulative preference 'D' shares shall first be made from the profit for subsequent financial years as to fully make up for the shortfall before the provisions of the following paragraphs of this Article may be effected.

d. No distributions other than those prescribed in this Article and in Article 32 hereinafter shall be made on cumulative preference 'D' shares.

e. If the profit for a specific financial year is adopted and one or more cumulative preference 'D' shares have been cancelled on repayment during that financial year, those who were the holders of the cumulative preference 'D' shares in question at the time of the said cancellation, as evidenced by the shareholders' register as referred to in Article 7 hereinbefore, shall have a non-negotiable right to distribution of the profit as outlined hereinafter. The profit to be distributed where possible to the said holder of cumulative preference 'D' shares shall be equal to the value of the distribution to which the party concerned would be entitled on the grounds of the provisions of this paragraph if he had still been the holder of the cumulative preference 'D' shares as referred to hereinbefore

following paragraphs of this Article may be effected.

d. No distributions other than those prescribed in this Article and in Article 32 hereinafter shall be made on cumulative preference 'D' shares.

e. If the profit for a specific financial year is adopted and one or more cumulative preference 'D' shares have been cancelled on repayment during that financial year, those who were the holders of the cumulative preference 'D' shares in question at the time of the said cancellation, as evidenced by the shareholders' register as referred to in Article 7 hereinbefore, shall have a non-negotiable right to distribution of the profit as outlined hereinafter. The profit to be distributed where possible to the said holder of cumulative preference 'D' shares shall be equal to the value of the distribution to which the party concerned would be entitled on the grounds of the provisions of this paragraph if he had still been the holder of the cumulative preference 'D' shares as referred to hereinbefore at the time the profit was adopted, calculated on a pro rata basis over the period during which he was the holder of the said cumulative preference 'D' shares in the financial year in question, from which distribution a deduction shall be made in the amount of the distribution having been made in accordance with the provisions of paragraph 8 hereinafter.

f. In the event that an issue of cumulative preference 'D' shares has been made in the course of any financial year, the dividend on the cumulative preference 'D' shares concerned shall be deducted proportionately until the relevant date of issue.

29.3. a. A dividend shall subsequently be distributed on the cumulative preference 'E' shares of each series equal to a percentage calculated on the amount paid up on the cumulative preference 'E' shares of the relevant series by taking the arithmetic mean of the effective yield on the Netherlands Government Loans to be outlined hereinafter as

at the time the profit was adopted, calculated on a pro rata basis over the period during which he was the holder of the said cumulative preference 'D' shares in the financial year in question, from which distribution a deduction shall be made in the amount of the distribution having been made in accordance with the provisions of paragraph 8 hereinafter.

f. In the event that an issue of cumulative preference 'D' shares has been made in the course of any financial year, the dividend on the cumulative preference 'D' shares concerned shall be deducted proportionately until the relevant date of issue.

29.3. a. A dividend shall subsequently be distributed on the cumulative preference 'E' shares of each series equal to a percentage calculated on the amount paid up on the cumulative preference 'E' shares of the relevant series by taking the arithmetic mean of the effective yield on the Netherlands Government Loans to be outlined hereinafter as drawn up by the Netherlands Central Statistical Office and entered in the official price list of Euronext Amsterdam N.V. for the last twenty trading days prior to the date of initial issue of cumulative preference 'E' shares of the related series.

b. The Netherlands Government Loans as referred to in the preceding paragraph shall be taken to include the Netherlands Government Loans having a (residual) term of seven to eight years. In the event that the effective yield on these Netherlands Government Loans is not computed by the Netherlands Central Statistical Office or entered in the official price list of Euronext Amsterdam N.V. at the time the calculation of the dividend percentage is made, the Netherlands Government Loans as referred to in the preceding paragraph shall be taken to mean the Netherlands Government Loans having a (residual) term which matches as closely as possible a (residual) term of seven to eight years the effective yield of which is computed by the Netherlands Central

drawn up by the Netherlands Central Statistical Office and entered in the official price list of Euronext Amsterdam N.V. for the last twenty trading days prior to the date of initial issue of cumulative preference 'E' shares of the related series.

b. The Netherlands Government Loans as referred to in the preceding paragraph shall be taken to include the Netherlands Government Loans having a (residual) term of seven to eight years. In the event that the effective yield on these Netherlands Government Loans is not computed by the Netherlands Central Statistical Office or entered in the official price list of Euronext Amsterdam N.V. at the time the calculation of the dividend percentage is made, the Netherlands Government Loans as referred to in the preceding paragraph shall be taken to mean the Netherlands Government Loans having a (residual) term which matches as closely as possible a (residual) term of seven to eight years the effective yield of which is computed by the Netherlands Central

Statistical Office and published as referred to hereinbefore at the time the calculation of the dividend percentage is made, albeit with a maximum (residual) term of eight years.

c. On the first day of January of the year following the year in which seven years will have elapsed following the date on which cumulative preference 'E' shares of the relevant series were issued and every seven years thereafter, the dividend percentage of cumulative preference 'E' shares of the relevant series will be adjusted to the effective yield of the Netherlands Government Loans as referred to in the preceding clauses, calculated in the manner as outlined hereinbefore, with the proviso that the stated average shall be calculated on the last twenty trading days prior to the date as at which the dividend percentage is being adjusted.

d. If and in so far as the profit is not sufficient fully to effect the distribution as referred to in this paragraph, the shortfall shall be

Statistical Office and published as referred to hereinbefore at the time the calculation of the dividend percentage is made, albeit with a maximum (residual) term of eight years.

c. On the first day of January of the year following the year in which seven years will have elapsed following the date on which cumulative preference 'E' shares of the relevant series were issued and every seven years thereafter, the dividend percentage of cumulative preference 'E' shares of the relevant series will be adjusted to the effective yield of the Netherlands Government Loans as referred to in the preceding clauses, calculated in the manner as outlined hereinbefore, with the proviso that the stated average shall be calculated on the last twenty trading days prior to the date as at which the dividend percentage is being adjusted.

d. If and in so far as the profit is not sufficient fully to effect the distribution as referred to in this paragraph, the shortfall shall be distributed from the reserves in so far as this does not violate the provisions of paragraph 7 of this Article, provided that the payment may not be to the account from the share premium reserve A. If and in so far as the distribution as referred to in this paragraph cannot be made from the reserves, such a distribution to the holders of cumulative preference 'E' shares shall first be made, subject to application of the provisions of paragraph 2 hereinbefore, from the profit for subsequent financial years as to fully make up for the shortfall before the provisions of the following paragraphs of this Article may be effected. In the event that the provisions of this clause d. are applied, the holders of the various series shall receive equal treatment.

e. In the event that the amount prescribed to be paid in on the cumulative preference 'E' shares has been reduced during the financial year in respect of which the distribution is being made, the said distribution will be reduced by an

distributed from the reserves in so far as this does not violate the provisions of paragraph 7 of this Article, provided that the payment may not be to the account from the share premium reserve A. If and in so far as the distribution as referred to in this paragraph cannot be made from the reserves, such a distribution to the holders of cumulative preference 'E' shares shall first be made, subject to application of the provisions of paragraph 2 hereinbefore, from the profit for subsequent financial years as to fully make up for the shortfall before the provisions of the following paragraphs of this Article may be effected. In the event that the provisions of this clause d. are applied, the holders of the various series shall receive equal treatment.

e. In the event that the amount prescribed to be paid in on the cumulative preference 'E' shares has been reduced during the financial year in respect of which the distribution is being made, the said distribution will be reduced by an amount equal to the percentage of the amount of the reduction as referred to hereinbefore, calculated from the moment the reduction was effected. No distributions other than those prescribed in this Article and in Article 32 hereinafter shall be made on cumulative preference 'E' shares.

f. If the profit for a specific financial year is adopted and one or more cumulative preference 'E' shares have been cancelled on repayment during that financial year, those who were the holders of the cumulative preference 'E' shares in question at the time of the said cancellation, as evidenced by the shareholders' register as referred to in Article 7 hereinbefore, shall have a non-negotiable right to distribution of the profit as outlined hereinafter. The profit to be distributed where possible to the said holder of cumulative preference 'E' shares shall be equal to the value of the distribution to which the party concerned would be entitled on the grounds of the provisions of this paragraph if he had still been the

amount equal to the percentage of the amount of the reduction as referred to hereinbefore, calculated from the moment the reduction was effected. No distributions other than those prescribed in this Article and in Article 32 hereinafter shall be made on cumulative preference 'E' shares.

f. If the profit for a specific financial year is adopted and one or more cumulative preference 'E' shares have been cancelled on repayment during that financial year, those who were the holders of the cumulative preference 'E' shares in question at the time of the said cancellation, as evidenced by the shareholders' register as referred to in Article 7 hereinbefore, shall have a non-negotiable right to distribution of the profit as outlined hereinafter. The profit to be distributed where possible to the said holder of cumulative preference 'E' shares shall be equal to the value of the distribution to which the party concerned would be entitled on the grounds of the provisions of this paragraph if he had still been the holder of the cumulative preference 'E' shares as referred to hereinbefore at the time the profit was adopted, calculated on a pro rata basis over the period during which he was the holder of the said cumulative preference 'E' shares in the financial year in question, from which distribution shall be deducted the value of the distribution having been made in accordance with the provisions of paragraph 8 of this Article.

g. In the event of the first issue of cumulative preference 'E' shares forming part of a series having been made in the course of any financial year, the dividend on the cumulative preference 'E' shares concerned shall be deducted proportionately until the first date of issue.

29.4. From the profits which shall remain after application of the provisions of paragraph 3 such amounts will be reserved as the Executive Board subject to the approval of the Supervisory Board shall decide.

29.5. The profit remaining after satisfaction of the provisions of the previous paragraphs of this Article shall be at the free disposal of

holder of the cumulative preference 'E' shares as referred to hereinbefore at the time the profit was adopted, calculated on a pro rata basis over the period during which he was the holder of the said cumulative preference 'E' shares in the financial year in question, from which distribution shall be deducted the value of the distribution having been made in accordance with the provisions of paragraph 8 of this Article.

g. In the event of the first issue of cumulative preference 'E' shares forming part of a series having been made in the course of any financial year, the dividend on the cumulative preference 'E' shares concerned shall be deducted proportionately until the first date of issue.

29.4. From the profits which shall remain after application of the provisions of paragraph 3 such amounts will be reserved as the Executive Board subject to the approval of the Supervisory Board shall decide.

29.5. The profit remaining after satisfaction of the provisions of the previous paragraphs of this Article shall be at the free disposal of the General Meeting. In a tie vote regarding a proposal to distribute or reserve profits, the profits concerned shall be reserved.

29.6. Any distribution other than an interim dividend may be made only after approval of the annual accounts which show that they are justified.

29.7. The Company may distribute profits only if and to the extent that its shareholders' equity is greater than the sum of the paid and called-up part of the issued capital and the reserves which must be maintained by virtue of the law.

29.8. In the event of cancellation with repayment of cumulative preference 'A' shares and/or cumulative preference 'D' shares and/or cumulative preference 'E' shares a distribution will be made on the cancelled cumulative preference 'A' shares respectively cumulative preference 'D' shares respectively cumulative preference 'E' shares on the day of repayment, which distribution will be calculated as much as possible in accordance with the provisions of paragraph 1 respectively paragraph 2 respectively paragraph 3 of this Article and pro rata temporis to be calculated on the period from the day on which a distribution as meant in paragraph 1 was made for the

the General Meeting. In a tie vote regarding a proposal to distribute or reserve profits, the profits concerned shall be reserved.

29.6. Any distribution other than an interim dividend may be made only after approval of the annual accounts which show that they are justified.

29.7. The Company may distribute profits only if and to the extent that its shareholders' equity is greater than the sum of the paid and called-up part of the issued capital and the reserves which must be maintained by virtue of the law.

29.8. In the event of cancellation with repayment of cumulative preference 'A' shares and/or cumulative preference 'D' shares and/or cumulative preference 'E' shares a distribution will be made on the cancelled cumulative preference 'A' shares respectively cumulative preference 'D' shares respectively cumulative preference 'E' shares on the day of repayment, which distribution will be calculated as much as possible in accordance with the provisions of paragraph 1 respectively paragraph 2 respectively paragraph 3 of this Article and pro rata temporis to be calculated on the period from the day on which a distribution as meant in paragraph 1 was made for the last time - or if the cumulative preference 'A' shares respectively cumulative preference 'D' shares respectively cumulative preference 'E' shares have been issued following such day: from the day of issue - until the day of repayment, without prejudice to the provisions of Article 105, Book 2.

29.9. For the purposes of determining the allocation of profits any shares or depository receipts held by the Company and any shares or depository receipts of which the Company has a usufruct shall not be taken into account.

29.10. The General Meeting shall be authorised to resolve, at the proposal of the Executive Board, which proposal shall be subject to the approval of the Supervisory Board, to make distributions to the holders of ordinary shares from the general reserves.

29.11. Without prejudice to the provisions in Article 105, Book 2, interim dividends shall automatically be distributed on the cumulative preference 'A' shares semi-annually. The Executive Board subject to the approval of the Supervisory Board may resolve to declare interim dividends on the other classes of shares. Dividend payments as referred to in the second sentence of

last time - or if the cumulative preference 'A' shares respectively cumulative preference 'D' shares respectively cumulative preference 'E' shares have been issued following such day: from the day of issue - until the day of repayment, without prejudice to the provisions of Article 105, Book 2.

29.9. For the purposes of determining the allocation of profits any shares or depository receipts held by the Company and any shares or depository receipts of which the Company has a usufruct shall not be taken into account.

29.10. The General Meeting shall be authorised to resolve, at the proposal of the Executive Board, which proposal shall be subject to the approval of the Supervisory Board, to make distributions to the holders of ordinary shares from the general reserves.

29.11. Without prejudice to the provisions in Article 105, Book 2, interim dividends shall automatically be distributed on the cumulative preference 'A' shares semi-annually. The Executive Board subject to the approval of the Supervisory Board may resolve to declare interim dividends on the other classes of shares. Dividend payments as referred to in the second sentence of this paragraph may be made only if following the payment of such dividend, the interim dividend as referred to in the first sentence of this paragraph can still be made and furthermore if the provisions in Article 105, paragraph 4, Book 2 have been met.

Article 30.

30.1. Dividends shall be made payable and distributable with effect from a date to be determined by the Supervisory Board, which date may differ for distributions on ordinary shares, on cumulative preference 'A' shares, on cumulative preference 'D' shares and for distributions on series cumulative preference 'E' shares. Dividends which have not been collected within five years of the start of the second day on which day became due and payable shall revert to the Company.

30.2. Subject to the approval of the Supervisory Board, the Executive Board shall be authorised to determine that a distribution on ordinary shares whole or partly shall be made in the form of ordinary shares in the capital of the Company rather than cash, or to determine that the holders of ordinary shares whole or partly shall have the choice between distribution in cash or in the form

this paragraph may be made only if following the payment of such dividend, the interim dividend as referred to in the first sentence of this paragraph can still be made and furthermore if the provisions in Article 105, paragraph 4, Book 2 have been met.

Article 30.

30.1. Dividends shall be made payable and distributable with effect from a date to be determined by the Supervisory Board, which date may differ for distributions on ordinary shares, on cumulative preference 'A' shares, on cumulative preference 'D' shares and for distributions on series cumulative preference 'E' shares. Dividends which have not been collected within five years of the start of the second day on which day became due and payable shall revert to the Company.

30.2. Subject to the approval of the Supervisory Board, the Executive Board shall be authorised to determine that a distribution on ordinary shares whole or partly shall be made in the form of ordinary shares in the capital of the Company rather than cash, or to determine that the holders of ordinary shares whole or partly shall have the choice between distribution in cash or in the form of ordinary shares in the capital of the Company, in so far as the Executive Board has been appointed, in accordance with the provisions of Article 8 hereinbefore, as an administrative body authorised to resolve to issue such shares. Subject to the approval of the Supervisory Board, the Executive Board shall determine the conditions on which such a choice may be made. If the Executive Board is not appointed as the authorised body as mentioned hereinbefore, the General Meeting will have the authority as mentioned hereinbefore on the proposal of the Executive Board subject to the approval of the Supervisory Board.

Special resolutions.

Article 31.

31.1. If cumulative preference 'A' shares are held by parties other than the Company, the following resolutions of the General Meeting may be passed only with the aforegoing approval of the meeting of holders of cumulative preference 'A' shares:

a. a resolution to amend the articles 17, paragraph 4, 21, paragraph 2, 22, paragraph 9, 29, 32 and this Article 31, paragraph 1;

b. resolution to issue cumulative preference 'A' shares and a

of ordinary shares in the capital of the Company, in so far as the Executive Board has been appointed, in accordance with the provisions of Article 8 hereinbefore, as an administrative body authorised to resolve to issue such shares. Subject to the approval of the Supervisory Board, the Executive Board shall determine the conditions on which such a choice may be made. If the Executive Board is not appointed as the authorised body as mentioned hereinbefore, the General Meeting will have the authority as mentioned hereinbefore on the proposal of the Executive Board subject to the approval of the Supervisory Board.

Special resolutions.

Article 31.

31.1. If cumulative preference 'A' shares are held by parties other than the Company, the following resolutions of the General Meeting may be passed only with the aforegoing approval of the meeting of holders of cumulative preference 'A' shares:

a. a resolution to amend the articles 17, paragraph 4, 21, paragraph 2, 22, paragraph 10, 29, 32 and this Article 31, paragraph 1;

b. resolution to issue cumulative preference 'A' shares and a

The reference to article 22 paragraph 9 was incorrect and should have been a reference to article 22 paragraph 14. For this reason it is proposed to replace the reference to article 22

resolution to appoint the Executive Board as the authorised body to issue cumulative preference 'A' shares as mentioned in Article 8; c. a resolution to authorise the Executive Board to acquisition by the Company of shares in its own capital and a resolution to reduce the issued capital as provided in the Articles 10 and 11.	resolution to appoint the Executive Board as the authorised body to issue cumulative preference 'A' shares as mentioned in Article 8; c. a resolution to authorise the Executive Board to acquisition by the Company of shares in its own capital and a resolution to reduce the issued capital as provided in the Articles 10 and 11.	***paragraph 9 in article 31 paragraph 1 by a reference to the new paragraph 10 of article 22.***
31.2. Without prejudice to the provisions of paragraph 1 a resolution to amend these Articles of Association or to wind up the Company can only be adopted at the proposal of the Supervisory Board in a General Meeting in which at least half of the issued share capital is represented.	31.2. Without prejudice to the provisions of paragraph 1 a resolution to amend these Articles of Association or to wind up the Company may only be adopted at the proposal of the Supervisory Board.	***In order to prevent the need for a second meeting it is proposed to delete the quorum with regard to the amendment of the Articles of Association. In order to still have the quorum in force for a resolution to wind up the Company, the last sentence of paragraph 2 will be moved to paragraph 3 and a new sentence will be added to paragraph 3.***
31.3. If at a meeting in which the proposal to adopt a resolution as referred to in paragraph 2 is made, the required capital is not represented, then a second meeting shall be called, to be held ultimately forty-five days after the first meeting and where, regardless of the capital represented the resolution as mentioned in that paragraph can be adopted. In the notice of convocation of the new meeting, it must be stated that and why a resolution can be adopted regardless of the capital	31.3. Without prejudice to the provisions of paragraph 1 and paragraph 2 a resolution to wind up the Company may only be adopted in a General Meeting in which at least half of the issued share capital is represented. If at a meeting in which the proposal to adopt a resolution to wind up the Company, the required capital is not represented, then a second meeting shall be called, to be held ultimately forty-five (45) days after the first meeting and where, regardless of the capital represented the	

represented at the meeting.	resolution to wind up the Company can be adopted. In the notice of convocation of the new meeting, it must be stated that and why a resolution to wind up the Company can be adopted regardless of the capital represented at the meeting.
Winding up and liquidation.	**Winding up and liquidation.**
Article 32.	**Article 32.**
32.1. If the Company is wound up by resolution of the General Meeting, the liquidation shall be carried out in accordance with the provisions of the law. During the liquidation period the Articles of Association shall, wherever possible, remain in full force.	32.1. If the Company is wound up by resolution of the General Meeting, the liquidation shall be carried out in accordance with the provisions of the law. During the liquidation period the Articles of Association shall, wherever possible, remain in full force.
32.2. In the event of its voluntary winding up the Company shall continue in existence for such period of time as the liquidation of its assets and liabilities may require.	32.2. In the event of its voluntary winding up the Company shall continue in existence for such period of time as the liquidation of its assets and liabilities may require.
32.3. In any document issued and notice served by the Company in the course of its winding up the words: "in liquidation" must be added to its name.	32.3. In any document issued and notice served by the Company in the course of its winding up the words: "in liquidation" must be added to its name.
32.4. Unless otherwise resolved by the General Meeting or unless otherwise provided by law, the members of the Executive Board of the Company shall be the liquidators of the Company.	32.4. Unless otherwise resolved by the General Meeting or unless otherwise provided by law, the members of the Executive Board of the Company shall be the liquidators of the Company.
32.5. All reports and statements concerning the winding up and the liquidation as required	32.5. All reports and statements concerning the winding up and the liquidation as required

by law shall be filed by the liquidators at the Commercial Register.

32.6. The surplus assets remaining after all the Company's liabilities have been satisfied shall, if possible, be applied successively as follows:

a. to the holders of cumulative preference 'A' shares shall be distributed the amount compulsorily paid on their shares, increased with the deficit of distributable dividend in the previous years, the balance of the share premium reserve 'A' and increased with a percentage on a yearly basis, referred to in Article 29, paragraph 1, of the amount compulsorily paid on those shares over the period on which no (interim)dividend has been paid on those shares until the date of distribution according to the plan of liquidation;

b. to the holders of cumulative preference 'D' shares of the nominal value paid in per cumulative preference 'D' share held by them, augmented by the deficit of distributable dividend in the previous years and an amount equal to the

by law shall be filed by the liquidators at the Commercial Register.

32.6. The surplus assets remaining after all the Company's liabilities have been satisfied shall, if possible, be applied successively as follows:

a. to the holders of cumulative preference 'A' shares shall be distributed the amount compulsorily paid on their shares, increased with the deficit of distributable dividend in the previous years, the balance of the share premium reserve 'A' and increased with a percentage on a yearly basis, referred to in Article 29, paragraph 1, of the amount compulsorily paid on those shares over the period on which no (interim)dividend has been paid on those shares until the date of distribution according to the plan of liquidation;

b. to the holders of cumulative preference 'D' shares of the nominal value paid in per cumulative preference 'D' share held by them, augmented by the deficit of distributable dividend in the previous years and an amount equal to the percentage of the amount prescribed to have been paid in on the cumulative preference 'D' shares, as referred to in Article 29, paragraph 2, and calculated on each year or portion thereof in the period commencing on the day following the period with respect to which dividend was most recently paid on the cumulative preference 'D' shares, and ending on the date of the distribution on cumulative preference 'D' shares as referred to in this Article;

c. to the holders of cumulative preference 'E' shares of the value paid in per cumulative preference 'E' share held by them, augmented by the deficit of distributable dividend in the previous years and an amount equal to the percentage calculated on the amount paid up on the cumulative preference 'E' shares as referred to in Article 29, paragraph 3, sub a., calculated on each year or portion thereof in the period commencing on the day following the period on which dividend was most recently paid on the cumulative

percentage of the amount prescribed to have been paid in on the cumulative preference 'D' shares, as referred to in Article 29, paragraph 2, and calculated on each year or portion thereof in the period commencing on the day following the period with respect to which dividend was most recently paid on the cumulative preference 'D' shares, and ending on the date of the distribution on cumulative preference 'D' shares as referred to in this Article;

c. to the holders of cumulative preference 'E' shares of the value paid in per cumulative preference 'E' share held by them, augmented by the deficit of distributable dividend in the previous years and an amount equal to the percentage calculated on the amount paid up on the cumulative preference 'E' shares as referred to in Article 29, paragraph 3, sub a., calculated on each year or portion thereof in the period commencing on the day following the period on which dividend was most recently paid on the cumulative preference 'E' shares and ending on the date of the distribution on cumulative preference 'E' shares as referred to in this Article; no distinction shall be made in the treatment of the holders of different series of cumulative preference 'E' shares;

d. the balance shall be distributed among the holders of ordinary shares in proportion to the number of ordinary shares held by each of them.

32.7. After the legal entity has ceased to exist the books and records and other data carriers of the Company shall remain in the custody of the person designated for that purpose by the liquidators for a period of seven years.

preference 'E' shares and ending on the date of the distribution on cumulative preference 'E' shares as referred to in this Article; no distinction shall be made in the treatment of the holders of different series of cumulative preference 'E' shares;

d. the balance shall be distributed among the holders of ordinary shares in proportion to the number of ordinary shares held by each of them.

32.7. After the legal entity has ceased to exist the books and records and other data carriers of the Company shall remain in the custody of the person designated for that purpose by the liquidators for a period of seven years.



United States Securities
and Exchange Commission
Washington, D.C. 20549

Filing pursuant to Rule 12g3-2(b)

ISSUER	FILE NO.
Nutreco Holding N.V.	82- 4927

ALGEMENE VERGADERING

VAN AANDEELHOUDERS

NUTRECO HOLDING N.V.

D.D. 1 APRIL 2010

AGENDAPUNT 11

STATUTENWIJZIGING

HUIDIGE STATUTEN VAN NUTRECO HOLDING N.V. STATUTAIR GEVESTIGD TE BOXMEER	VOORGESTELDE TEKST VOOR DE STATUTEN VAN NUTRECO HOLDING N.V. STATUTAIR GEVESTIGD TE BOXMEER	TOELICHTING
Naam. Zetel. **Artikel 1.**	**Naam. Zetel.** **Artikel 1.**	
1.1. De vennootschap is een naamloze vennootschap en draagt de naam: Nutreco Holding N.V.	1.1. De vennootschap is een naamloze vennootschap en draagt de naam: Nutreco N.V.	***Voorgesteld wordt om de naam van Nutreco Holding N.V. te wijzigen in Nutreco N.V.***
1.2. De vennootschap is gevestigd te Boxmeer. Zij kan elders, ook buiten Nederland, nevenvestigingen hebben.	1.2. De vennootschap is gevestigd te Boxmeer. Zij kan elders, ook buiten Nederland, nevenvestigingen hebben.	
Doel. **Artikel 2.**	**Doel.** **Artikel 2.**	
2.1. De vennootschap heeft ten doel: a. het deelnemen in, financieren en beheren van vennootschappen, bedrijven en andere ondernemingen, het opnemen van gelden en het lenen van gelden en in het algemeen het afsluiten van financiële transacties, het geven van garanties	2.1. De vennootschap heeft ten doel het oprichten en medeoprichten van, het deelnemen in, het financieren met inbegrip van het stellen van zekerheid of het zich verbinden voor verplichtingen van vennootschappen en ondernemingen waarmede de vennootschap in een groep is verbonden, danwel waarin de	***De voorgestelde wijziging van artikel 2 lid 1 houdt verband met de wens de doelomschrijving van de vennootschap te vereenvoudigen. Tevens wordt voorgesteld het huidige lid 2 te schrappen en de overigen leden te hernummeren. Inhoudelijk zijn echter geen wijzigingen beoogd.***

en het verlenen van diensten op het gebied van de handel en financiën, het aan- en verkopen van vorderingen, het verkrijgen, het bezitten, het vervreemden van of het op andere wijze handelen met betrekking tot alle soorten van deelnemingen en belangen in andere vennootschappen, bedrijven en andere ondernemingen;

b. het in het handelsverkeer brengen van licenties, auteursrechten, octrooien, modellen, geheime procédés of recepten, handelsmerken en soortgelijke zaken, het bevorderen van verkoop en koop van-, alsmede de handel in voormelde zaken, waaronder begrepen het in gebruik afstaan van deze zaken;

c. het verkrijgen van royalties en andere opbrengsten verband houdende met de hiervoor sub b. vermelde activiteiten;

d. het verkrijgen, bezitten, exploiteren, bezwaren, vervreemden of anderszins gebruiken van roerende- en onroerende zaken;

e. het verlenen van diensten aan

vennootschap een deelneming bezit of waarmede de vennootschap op andere wijze samenwerkt en het voeren van het bestuur over- en zelf exploiteren van ondernemingen op het terrein van diervoeding en visvoer, met al hetgeen daartoe in de ruimste zin behoort of daartoe bevorderlijk kan zijn, alsmede het oprichten en medeoprichten van-, deelnemen in-, voeren van bestuur over en het eventueel zelf exploiteren van ondernemingen van andere aard.

andere vennootschappen, daaronder begrepen het bevorderen van de communicatie met andere vennootschappen op het gebied van de public relations;

f. het, niet bedrijfsmatig, doen van periodieke uitkeringen, zowel ten titel van pensioen als anderszins;

g. het uitvoeren van alle handelingen, die wenselijk, nodig, gebruikelijk of verwant zijn met het vorenstaande doel, met inbegrip van, maar niet beperkt tot alle handelingen die betrekking hebben op het bestuur van, de samenwerking met, de deelneming in, de verkrijging van of de fusie met andere ondernemingen of vennootschappen met een gelijk of aanverwant doel als vorenbedoeld.

2.2. De vennootschap is bevoegd tot het stichten en het verkrijgen van en deelnemen in iedere andere handel, zaak of bedrijf met een of meer doelstellingen als in lid 1 omschreven of daarmee verband houdende of waarvan het doel geheel of gedeeltelijk kan strekken ter bevordering van een of meer der doelstellingen omschreven in lid 1.

2.3. De vennootschap mag niet, met het oog op	2.2. De vennootschap mag niet, met het oog op

Huidige tekst	Voorgestelde tekst	Toelichting
het nemen of verkrijgen door anderen van aandelen in haar kapitaal of van certificaten daarvan, leningen verstrekken, zekerheid stellen, een koersgarantie geven, zich op andere wijze sterk maken of zich hoofdelijk of anderszins naast of voor anderen verbinden. Het in de vorige volzin bepaalde geldt niet indien aandelen of certificaten worden verkregen door of voor rekening van werknemers in dienst van de vennootschap of van een groepsmaatschappij.	het nemen of verkrijgen door anderen van aandelen in haar kapitaal of van certificaten daarvan, leningen verstrekken, zekerheid stellen, een koersgarantie geven, zich op andere wijze sterk maken of zich hoofdelijk of anderszins naast of voor anderen verbinden. Het in de vorige volzin bepaalde geldt niet indien aandelen of certificaten worden verkregen door of voor rekening van werknemers in dienst van de vennootschap of van een groepsmaatschappij.	
2.4. De vorenbedoelde doelomschrijving moet worden toegepast in de ruimst mogelijke zin.	2.3. De vorenbedoelde doelomschrijving moet worden toegepast in de ruimst mogelijke zin.	
2.5. De raad van bestuur is bevoegd zonder goedkeuring van de algemene vergadering van aandeelhouders, onder goedkeuring van de raad van commissarissen, rechtshandelingen aan te gaan als bedoeld in artikel 94 van Boek 2.	2.4. De raad van bestuur is bevoegd zonder goedkeuring van de algemene vergadering, onder goedkeuring van de raad van commissarissen, rechtshandelingen aan te gaan als bedoeld in artikel 94 van Boek 2.	***Voorgesteld wordt om, in lijn met de definitie in artikel 4, lid 1 sub c,"algemene vergadering van aandeelhouders" te wijzigen in "algemene vergadering".***
Kapitaal.	**Kapitaal.**	
Artikel 3.	**Artikel 3.**	
3.1. Het maatschappelijk kapitaal van de vennootschap bedraagt eenenveertig miljoen vijfhonderdtwintigduizend euro (EUR 41.520.000,--), verdeeld in vijfenvijftig miljoen (55.000.000) gewone aandelen, zestien miljoen (16.000.000) cumulatief	3.1. Het maatschappelijk kapitaal van de vennootschap bedraagt eenenveertig miljoen vijfhonderdtwintigduizend euro (EUR 41.520.000,--), verdeeld in vijfenvijftig miljoen (55.000.000) gewone aandelen, zestien miljoen (16.000.000) cumulatief	

preferente aandelen A, eenenzeventig miljoen (71.000.000) cumulatief preferente aandelen D en eenendertig miljoen (31.000.000) cumulatief financierings preferente aandelen E - hierna te noemen: "cumulatief preferente aandelen E" - onderverdeeld in vijf series, genummerd 1 tot en met 5, van elk zes miljoen tweehonderdduizend (6.200.000) cumulatief preferente aandelen E.

3.2. Elk van de in lid 1 van dit artikel bedoelde aandelen is nominaal groot vierentwintig eurocent (EUR 0,24).

Begripsbepalingen.

Artikel 4.

4.1. In de statuten wordt verstaan onder:

a. Boek 2: Boek 2 van het Burgerlijk Wetboek;

b. raad van bestuur/lid/leden raad van bestuur: het bestuur/de bestuurder(s) van de vennootschap in de zin van Boek 2;

c. de algemene vergadering: de algemene vergadering van aandeelhouders als orgaan van de vennootschap, alsook bijeenkomsten van dit orgaan;

d. aandelen: zowel de gewone aandelen, de cumulatief preferente

preferente aandelen A, eenenzeventig miljoen (71.000.000) cumulatief preferente aandelen D en eenendertig miljoen (31.000.000) cumulatief financierings preferente aandelen E - hierna te noemen: "cumulatief preferente aandelen E" - onderverdeeld in vijf series, genummerd 1 tot en met 5, van elk zes miljoen tweehonderdduizend (6.200.000) cumulatief preferente aandelen E.

3.2. Elk van de in lid 1 van dit artikel bedoelde aandelen is nominaal groot vierentwintig eurocent (EUR 0,24).

Begripsbepalingen.

Artikel 4.

4.1. In de statuten wordt verstaan onder:

a. Boek 2: Boek 2 van het Burgerlijk Wetboek;

b. raad van bestuur/lid/leden raad van bestuur: het bestuur/de bestuurder(s) van de vennootschap in de zin van Boek 2;

c. de algemene vergadering: de algemene vergadering van aandeelhouders als orgaan van de vennootschap, alsook bijeenkomsten van dit orgaan;

d. aandelen: zowel de gewone aandelen, de cumulatief preferente aandelen A, de cumulatief preferente aandelen D, als elk van de series cumulatief preferente aandelen E in het kapitaal van de vennootschap, tenzij anders blijkt of kennelijk anders is bedoeld;

e. aandeelhouders: zowel de houders van gewone aandelen, de houders van cumulatief preferente aandelen A, de houders van cumulatief preferente aandelen D en de houders van elk van de series cumulatief preferente aandelen E, tenzij anders blijkt of kennelijk anders is bedoeld;

f. blokkeringsregeling: de in de statuten opgenomen bepalingen die de vrije overdraagbaarheid van cumulatief preferente aandelen A, cumulatief preferente aandelen D en elk van de series cumulatief preferente aandelen E beperken;

g. certificaten: zonder medewerking van de vennootschap uitgegeven certificaten van aandelen;

h. vergadergerechtigden: aandeelhouders met of zonder stemrecht, zomede stemgerechtigde vruchtgebruikers van aandelen en

aandelen A, de cumulatief preferente aandelen D, als elk van de series cumulatief preferente aandelen E in het kapitaal van de vennootschap, tenzij anders blijkt of kennelijk anders is bedoeld;

e. aandeelhouders: zowel de houders van gewone aandelen, de houders van cumulatief preferente aandelen A, de houders van cumulatief preferente aandelen D en de houders van elk van de series cumulatief preferente aandelen E, tenzij anders blijkt of kennelijk anders is bedoeld;

f. blokkeringsregeling: de in de statuten opgenomen bepalingen die de vrije overdraagbaarheid van cumulatief preferente aandelen A, cumulatief preferente aandelen D en elk van de series cumulatief preferente aandelen E beperken;

g. certificaten: zonder medewerking van de vennootschap uitgegeven certificaten van aandelen;

h. vergadergerechtigden: aandeelhouders met of zonder stemrecht, zomede stemgerechtigde vruchtgebruikers van aandelen en

Huidige tekst	Voorgestelde tekst	Toelichting
stemgerechtigde pandhouders van aandelen, alles onverminderd artikel 22, lid I;	stemgerechtigde pandhouders van aandelen, alles onverminderd artikel 22, lid 1;	***Taalkundige wijziging.***
i. certificaathoudersrechten: de rechten die de wet toekent aan vergadergerechtigden, ondermeer omvattende het recht te worden opgeroepen tot algemene vergaderingen, het recht die vergaderingen bij te wonen en daarin het woord te voeren;	i. certificaathoudersrechten: de rechten die de wet toekent aan vergadergerechtigden, onder meer omvattende het recht te worden opgeroepen tot algemene vergaderingen, het recht die vergaderingen bij te wonen en daarin het woord te voeren;	***Taalkundige wijziging.***
j. jaarrekening: de balans en de winst- en verliesrekening met de toelichting;	j. jaarrekening: de balans en de winst- en verliesrekening met de toelichting;	
k. verplicht gestorte bedrag: het door de aandeelhouders van een bepaalde soort op hun aandelen gestorte nominale bedrag van die aandelen tezamen met het verplicht op die aandelen gestorte agio.	k. verplicht gestorte bedrag: het door de aandeelhouders van een bepaalde soort op hun aandelen gestorte nominale bedrag van die aandelen tezamen met het verplicht op die aandelen gestorte agio.	
4.2. Onder: "schriftelijk" wordt in deze statuten tevens verstaan: telegrafisch, per telex, per telecopier of via enig ander telecommunicatiemiddel dat in staat is geschreven tekst over te brengen.	4.2. Onder: "schriftelijk" wordt in deze statuten tevens verstaan: telegrafisch, per telex, per telecopier of via enig ander telecommunicatiemiddel dat in staat is geschreven tekst over te brengen.	
Aandelen. Aandeelbewijs voor gewone aandelen aan toonder. Certificaten. Vruchtgebruik en pandrecht op aandelen.	**Aandelen. Aandeelbewijs voor gewone aandelen aan toonder. Certificaten. Vruchtgebruik en pandrecht op aandelen.**	
Artikel 5.	**Artikel 5.**	
5.1. De gewone aandelen luiden aan toonder of,	5.1. De gewone aandelen luiden aan toonder of,	

ter keuze van de aandeelhouder, op naam.
De cumulatief preferente aandelen A, de cumulatief preferente aandelen D en elk van de series cumulatief preferente aandelen E luiden op naam.
Voor aandelen op naam worden geen aandeelbewijzen uitgegeven. De houders van aandelen op naam staan in het aandeelhoudersregister vermeld.
De cumulatief preferente aandelen A worden aangeduid met de afkorting: CPA, de cumulatief preferente aandelen D met de afkorting: CPD en de series cumulatief preferente aandelen E met de afkorting: 1CPE respectievelijk 2CPE, respectievelijk 3CPE, respectievelijk 4CPE, respectievelijk 5CPE. De raad van bestuur kan de aandelen van een doorlopende nummering voorzien; in dat geval begint de aanduiding van de gewone aandelen met 1, de aanduiding van de cumulatief preferente aandelen A met CPA1, de aanduiding van de cumulatief preferente aandelen D met CPD1 en de aanduiding van de vijf series cumulatief preferente aandelen E met 1CPE1 respectievelijk 2CPE1, respectievelijk 3CPE1, respectievelijk 4CPE1, respectievelijk 5CPE1. De raad van bestuur kan, met inachtneming van het

ter keuze van de aandeelhouder, op naam.
De cumulatief preferente aandelen A, de cumulatief preferente aandelen D en elk van de series cumulatief preferente aandelen E luiden op naam.
Voor aandelen op naam worden geen aandeelbewijzen uitgegeven. De houders van aandelen op naam staan in het aandeelhoudersregister vermeld.
De cumulatief preferente aandelen A worden aangeduid met de afkorting: CPA, de cumulatief preferente aandelen D met de afkorting: CPD en de series cumulatief preferente aandelen E met de afkorting: 1CPE respectievelijk 2CPE, respectievelijk 3CPE, respectievelijk 4CPE, respectievelijk 5CPE. De raad van bestuur kan de aandelen van een doorlopende nummering voorzien; in dat geval begint de aanduiding van de gewone aandelen met 1, de aanduiding van de cumulatief preferente aandelen A met CPA1, de aanduiding van de cumulatief preferente aandelen D met CPD1 en de aanduiding van de vijf series cumulatief preferente aandelen E met 1CPE1 respectievelijk 2CPE1, respectievelijk 3CPE1, respectievelijk 4CPE1, respectievelijk 5CPE1. De raad van bestuur kan, met inachtneming van het

bepaalde in de vorige zin, de nummervolgorde van aandelen wijzigen.

5.2. Alle gewone aandelen aan toonder worden belichaamd in een aandeelbewijs.

5.3. Bij de inschrijving op uit te geven gewone aandelen aan toonder ontvangt degene die jegens de vennootschap recht op een gewoon aandeel verkrijgt een recht terzake van een gewoon aandeel aan toonder op de hierna bepaalde wijze.

5.4. De vennootschap doet het in lid 2 bedoelde aandeelbewijs voor de rechthebbende(n) bewaren door het Nederlands Centraal Instituut voor Giraal Effectenverkeer, zijnde het centraal instituut in de zin van de Wet giraal effectenverkeer (hierna: "Necigef").

5.5. De vennootschap kent aan een rechthebbende een recht terzake van een gewoon aandeel toe doordat (a) Necigef de vennootschap in staat stelt een aandeel op het desbetreffende aandeelbewijs bij te (doen) schrijven en (b) de rechthebbende een aangesloten instelling, als bedoeld in de Wet giraal effectenverkeer (hierna: "Aangesloten Instelling") aanwijst, die hem dienovereenkomstig als deelgenoot (hierna: "Deelgenoot") in het verzameldepot in de zin van de Wet giraal effectenverkeer, crediteert.

bepaalde in de vorige zin, de nummervolgorde van aandelen wijzigen.

5.2. Alle gewone aandelen aan toonder worden belichaamd in een aandeelbewijs.

5.3. Bij de inschrijving op uit te geven gewone aandelen aan toonder ontvangt degene die jegens de vennootschap recht op een gewoon aandeel verkrijgt een recht terzake van een gewoon aandeel aan toonder op de hierna bepaalde wijze.

5.4. De vennootschap doet het in lid 2 bedoelde aandeelbewijs voor de rechthebbende(n) bewaren door het Nederlands Centraal Instituut voor Giraal Effectenverkeer, zijnde het centraal instituut in de zin van de Wet giraal effectenverkeer (hierna: "Necigef").

5.5. De vennootschap kent aan een rechthebbende een recht terzake van een gewoon aandeel toe doordat (a) Necigef de vennootschap in staat stelt een aandeel op het desbetreffende aandeelbewijs bij te (doen) schrijven en (b) de rechthebbende een aangesloten instelling, als bedoeld in de Wet giraal effectenverkeer (hierna: "Aangesloten Instelling") aanwijst, die hem dienovereenkomstig als deelgenoot (hierna: "Deelgenoot") in het verzameldepot in de zin van de Wet giraal effectenverkeer, crediteert.

	Huidige tekst		Voorgestelde tekst	Toelichting
5.6.	Onverminderd het bepaalde in artikel 22, lid 5 is het beheer over het aandeelbewijs onherroepelijk aan Necigef opgedragen en is Necigef onherroepelijk gevolmachtigd namens de rechthebbende(n) ter zake van de desbetreffende aandelen al het nodige te doen, waaronder aanvaarden, leveren en medewerken aan bijschrijving op en afschrijving van het aandeelbewijs.	5.6.	Het beheer over het aandeelbewijs is onherroepelijk aan Necigef opgedragen en Necigef is onherroepelijk gevolmachtigd namens de rechthebbende(n) ter zake van de desbetreffende aandelen al het nodige te doen, waaronder aanvaarden, leveren en medewerken aan bijschrijving op en afschrijving van het aandeelbewijs.	***In verband met het voorstel om de tekst van artikel 22 lid 5 en 22 lid 6 te vervangen door een nieuwe tekst, wordt voorgesteld de verwijzing "Onverminderd het bepaalde in artikel 22, lid 5 is" in artikel 5 lid 6 te schrappen.***
5.7.	Indien een Deelgenoot van de Aangesloten Instelling uitlevering wenst van een of meer gewone aandelen aan toonder tot ten hoogste een hoeveelheid waarvoor hij Deelgenoot is, zal (a) Necigef bij akte de aandelen aan de rechthebbende leveren, (b) de vennootschap de levering erkennen, (c) Necigef de vennootschap in staat stellen de aandelen van het aandeelbewijs af te (doen) schrijven, (d) de desbetreffende Aangesloten Instelling de rechthebbende dienovereenkomstig als Deelgenoot in haar verzameldepot debiteren en (e) de vennootschap de houder als houder van een aandeel op naam in het aandeelhoudersregister (doen) inschrijven. De vennootschap mag de aandeelhouder die zijn aandelen op naam of aan toonder doet stellen op grond van het bepaalde in dit lid of in lid 8 niet meer dan de kosten	5.7.	Indien een Deelgenoot van de Aangesloten Instelling uitlevering wenst van een of meer gewone aandelen aan toonder tot ten hoogste een hoeveelheid waarvoor hij Deelgenoot is, zal (a) Necigef bij akte de aandelen aan de rechthebbende leveren, (b) de vennootschap de levering erkennen, (c) Necigef de vennootschap in staat stellen de aandelen van het aandeelbewijs af te (doen) schrijven, (d) de desbetreffende Aangesloten Instelling de rechthebbende dienovereenkomstig als Deelgenoot in haar verzameldepot debiteren en (e) de vennootschap de houder als houder van een aandeel op naam in het aandeelhoudersregister (doen) inschrijven. De vennootschap mag de aandeelhouder die zijn aandelen op naam of aan toonder doet stellen op grond van het bepaalde in dit lid of in lid 8 niet meer dan de kosten	

daarvan in rekening brengen.

5.8. Een houder van een gewoon aandeel op naam kan dit te allen tijde aan toonder doen stellen doordat (a) de rechthebbende dit aandeel bij akte aan Necigef levert, (b) de vennootschap de levering erkent, (c) Necigef de vennootschap in staat stelt een aandeel op het aandeelbewijs bij te (doen) schrijven, (d) een door de rechthebbende aangewezen Aangesloten Instelling de rechthebbende dienovereenkomstig als Deelgenoot in haar verzameldepot crediteert en (e) de vennootschap de rechthebbende als houder van het desbetreffende aandeel uit het aandeelhoudersregister uitschrijft/doet uitschrijven.

5.9. Het aandeelbewijs wordt eigenhandig getekend door een lid van de raad van bestuur.

5.10. Indien het aandeelbewijs in het ongerede is geraakt, kan daarvoor door de raad van bestuur een duplicaatbewijs worden uitgegeven, onder zodanige voorwaarden als de raad van bestuur daaraan zal verbinden. Na uitgifte van dit stuk, dat het woord duplicaat zal dragen, is het oorspronkelijke stuk ten opzichte van de vennootschap waardeloos.

daarvan in rekening brengen.

5.8. Een houder van een gewoon aandeel op naam kan dit te allen tijde aan toonder doen stellen doordat (a) de rechthebbende dit aandeel bij akte aan Necigef levert, (b) de vennootschap de levering erkent, (c) Necigef de vennootschap in staat stelt een aandeel op het aandeelbewijs bij te (doen) schrijven, (d) een door de rechthebbende aangewezen Aangesloten Instelling de rechthebbende dienovereenkomstig als Deelgenoot in haar verzameldepot crediteert en (e) de vennootschap de rechthebbende als houder van het desbetreffende aandeel uit het aandeelhoudersregister uitschrijft/doet uitschrijven.

5.9. Het aandeelbewijs wordt eigenhandig getekend door een lid van de raad van bestuur.

5.10. Indien het aandeelbewijs in het ongerede is geraakt, kan daarvoor door de raad van bestuur een duplicaatbewijs worden uitgegeven, onder zodanige voorwaarden als de raad van bestuur daaraan zal verbinden. Na uitgifte van dit stuk, dat het woord duplicaat zal dragen, is het oorspronkelijke stuk ten opzichte van de vennootschap waardeloos.

5.11. De vennootschap kan geen medewerking verlenen aan het uitgeven van certificaten van aandelen.

5.12. Op aandelen kan vruchtgebruik worden gevestigd. Indien bij de vestiging van het vruchtgebruik is bepaald dat het stemrecht toekomt aan de vruchtgebruiker en de vruchtgebruiker een persoon is aan wie de aandelen niet vrijelijk kunnen worden overgedragen, komt hem dit recht slechts toe, indien de toekenning van het stemrecht aan de vruchtgebruiker, alsmede - bij overdracht of overgang van het vruchtgebruik - de overgang van het stemrecht is goedgekeurd door de algemene vergadering met een meerderheid van ten minste vijfenzeventig procent (75%) van de uitgebrachte stemmen.

5.13. Op aandelen kan pandrecht worden gevestigd. Indien bij de vestiging van het pandrecht is bepaald dat het stemrecht toekomt aan de pandhouder en de pandhouder een persoon is aan wie de aandelen niet vrijelijk kunnen worden overgedragen, komt hem dit recht slechts toe, indien de vestiging van het pandrecht is goedgekeurd door de algemene vergadering met een meerderheid van ten

5.11. De vennootschap kan geen medewerking verlenen aan het uitgeven van certificaten van aandelen.

5.12. Op aandelen kan vruchtgebruik worden gevestigd. Indien bij de vestiging van het vruchtgebruik is bepaald dat het stemrecht toekomt aan de vruchtgebruiker en de vruchtgebruiker een persoon is aan wie de aandelen niet vrijelijk kunnen worden overgedragen, komt hem dit recht slechts toe, indien de toekenning van het stemrecht aan de vruchtgebruiker, alsmede - bij overdracht of overgang van het vruchtgebruik - de overgang van het stemrecht is goedgekeurd door de algemene vergadering met een meerderheid van ten minste vijfenzeventig procent (75%) van de uitgebrachte stemmen.

5.13. Op aandelen kan pandrecht worden gevestigd. Indien bij de vestiging van het pandrecht is bepaald dat het stemrecht toekomt aan de pandhouder en de pandhouder een persoon is aan wie de aandelen niet vrijelijk kunnen worden overgedragen, komt hem dit recht slechts toe, indien de vestiging van het pandrecht is goedgekeurd door de algemene vergadering met een meerderheid van ten

Huidige tekst	Voorgestelde tekst	Toelichting
minste vijfenzeventig procent (75%) van de uitgebrachte stemmen. Treedt een ander in de rechten van de pandhouder, dan komt hem het stemrecht slechts toe, indien de algemene vergadering de overgang van het stemrecht goedkeurt met een meerderheid van vijfenzeventig procent (75%) van de uitgebrachte stemmen.	minste vijfenzeventig procent (75%) van de uitgebrachte stemmen. Treedt een ander in de rechten van de pandhouder, dan komt hem het stemrecht slechts toe, indien de algemene vergadering de overgang van het stemrecht goedkeurt met een meerderheid van vijfenzeventig procent (75%) van de uitgebrachte stemmen.	
5.14. Aan de aandeelhouder die geen stemrecht heeft als gevolg van een op zijn aandelen rustend vruchtgebruik of pandrecht, aan stemgerechtigde vruchtgebruikers van aandelen en aan stemgerechtigde pandhouders van aandelen komen de certificaathoudersrechten toe.	5.14. Aan de aandeelhouder die geen stemrecht heeft als gevolg van een op zijn aandelen rustend vruchtgebruik of pandrecht, aan stemgerechtigde vruchtgebruikers van aandelen en aan stemgerechtigde pandhouders van aandelen komen de certificaathoudersrechten toe.	
Levering van aandelen op naam. Uitoefening aandeelhoudersrechten. **Artikel 6.**	**Levering van aandelen op naam. Uitoefening aandeelhoudersrechten.** **Artikel 6.**	
6.1. Voor de levering van een aandeel op naam is een daartoe bestemde akte vereist met inachtneming van het bepaalde in artikel c, Boek 2. Indien het niet volgestorte cumulatief preferente aandelen D betreft, kan de erkenning slechts geschieden wanneer de akte een vaste dagtekening draagt.	6.1. Voor de levering van een aandeel op naam is een daartoe bestemde akte vereist met inachtneming van het bepaalde in artikel 86c, Boek 2. Indien het niet volgestorte cumulatief preferente aandelen D betreft, kan de erkenning slechts geschieden wanneer de akte een vaste dagtekening draagt.	***Per abuis was het artikelnummer van Boek 2 Burgerlijk Wetboek niet opgenomen in artikel 6 lid 1 van de statuten. Dit wordt in de voorgestelde wijziging rechtgezet.***
6.2. Het bepaalde in lid 1 van dit artikel is op gelijke wijze van toepassing op de vestiging	6.2. Het bepaalde in lid 1 van dit artikel is op gelijke wijze van toepassing op de vestiging	

en overdracht van vruchtgebruik op aandelen op naam, de vestiging van pandrecht op aandelen op naam en op de verdeling van een gemeenschap waartoe aandelen op naam behoren of waartoe een vruchtgebruik op aandelen op naam behoort.

Opgaaf van woonplaats en adres. Oproepingen en kennisgevingen. Register van aandeelhouders.
Artikel 7.

7.1. Houders van aandelen op naam, pandhouders en vruchtgebruikers van aandelen op naam dienen hun woonplaats en adres schriftelijk op te geven aan de vennootschap.

7.2. Oproepingen, kennisgevingen, mededelingen en, in het algemeen, alle berichten die bestemd zijn voor de in lid 1 van dit artikel bedoelde personen, geschieden schriftelijk aan het adres dat zij aan de vennootschap hebben opgegeven. Onverminderd het bepaalde in de vorige zin, het bepaalde in artikel 9, lid 3, en het bepaalde in artikel 24, lid 3, geschieden alle oproepingen van of kennisgevingen aan aandeelhouders bij advertentie in een landelijk verspreid dagblad, alsmede - in geval van een notering, als bedoeld in artikel 9, lid 3 - in de Officiële Prijscourant

en overdracht van vruchtgebruik op aandelen op naam, de vestiging van pandrecht op aandelen op naam en op de verdeling van een gemeenschap waartoe aandelen op naam behoren of waartoe een vruchtgebruik op aandelen op naam behoort.

Opgaaf van woonplaats en adres. Oproepingen en kennisgevingen. Register van aandeelhouders.
Artikel 7.

7.1. Houders van aandelen op naam, pandhouders en vruchtgebruikers van aandelen op naam dienen hun woonplaats en adres schriftelijk op te geven aan de vennootschap.

7.2. Tenzij deze statuten anders bepalen, geschieden oproepingen, kennisgevingen, mededelingen en, in het algemeen, alle berichten die bestemd zijn voor de vennootschap en/of een vennootschapsorgaan, schriftelijk aan het adres van de vennootschap.

Omdat de verplichting in Rulebook II van Euronext Amsterdam om een advertentie te plaatsen in ten minste één landelijk verspreid dagblad en in de Officiële Prijscourant, is komen te vervallen, kan dit voorschrift in artikel 7 lid 2 komen te vervallen.

Omdat in de statuten is aangegeven wanneer oproepingen, kennisgevingen en mededelingen anders dan (slechts) schriftelijk aan het adres van de vennootschap dienen te geschieden, kan in lid 2 (het huidige lid 3) voorts worden volstaan met de voorgestelde toevoeging "tenzij deze statuten anders bepalen". Het huidige lid 2 komt hiermee

van Euronext Amsterdam N.V.
Onverminderd het bepaalde in de eerste zin van dit lid kunnen mededelingen en kennisgevingen, welke krachtens de wet of de statuten aan de algemene vergadering moeten worden gericht, geschieden door opneming hetzij in de oproeping tot een algemene vergadering hetzij in een stuk, dat ter kennisneming ten kantore van de vennootschap is neergelegd, mits daarvan in de oproeping melding wordt gemaakt.

te vervallen. De overige leden van artikel 7 worden dientengevolge hernummerd.

7.3. Onverminderd het bepaalde in de laatste zin van het vorige lid geschieden oproepingen, kennisgevingen, mededelingen en, in het algemeen, alle berichten die bestemd zijn voor de vennootschap en/of een vennootschapsorgaan, schriftelijk aan het adres van de vennootschap.

7.4. Door de raad van bestuur wordt een register gehouden, waarin de inschrijving geschiedt van:

a. de namen en adressen van alle houders van aandelen op naam, zoals zij die aan de vennootschap hebben opgegeven, het aantal door hen gehouden aandelen, met vermelding van de soort en de eventuele verdere aanduidingen

<u>7.3.</u> Door de raad van bestuur wordt een register gehouden, waarin de inschrijving geschiedt van:

a. de namen en adressen van alle houders van aandelen op naam, zoals zij die aan de vennootschap hebben opgegeven, het aantal door hen gehouden aandelen, met vermelding van de soort en de eventuele verdere aanduidingen daarvan en voorts met vermelding van de datum waarop zij de aandelen hebben verkregen, de datum van de erkenning of betekening en de datum van inschrijving, alsmede de vermelding van het op ieder aandeel gestorte bedrag;

b. de namen en adressen van vruchtgebruikers en pandhouders van aandelen op naam, zoals zij die aan de vennootschap hebben opgegeven, met vermelding van de datum waarop zij het recht hebben verkregen, het aantal en de soort(en) aandelen waarop hun recht rust en de eventuele verdere aanduidingen daarvan, de datum van erkenning of betekening en de datum van inschrijving, alsmede de vermelding of aan de betrokken vruchtgebruiker of pandhouder al dan niet het stemrecht en de certificaathoudersrechten toekomen;

c. elk verleend ontslag van aansprakelijkheid voor nog niet gedane stortingen op aandelen.

7.5. Het register van aandeelhouders wordt regelmatig bijgehouden. De bladen van dit

daarvan en voorts met vermelding van de datum waarop zij de aandelen hebben verkregen, de datum van de erkenning of betekening en de datum van inschrijving, alsmede de vermelding van het op ieder aandeel gestorte bedrag;

b. de namen en adressen van vruchtgebruikers en pandhouders van aandelen op naam, zoals zij die aan de vennootschap hebben opgegeven, met vermelding van de datum waarop zij het recht hebben verkregen, het aantal en de soort(en) aandelen waarop hun recht rust en de eventuele verdere aanduidingen daarvan, de datum van erkenning of betekening en de datum van inschrijving, alsmede de vermelding of aan de betrokken vruchtgebruiker of pandhouder al dan niet het stemrecht en de certificaathoudersrechten toekomen;

c. elk verleend ontslag van aansprakelijkheid voor nog niet gedane stortingen op aandelen.

7.4. Het register van aandeelhouders wordt regelmatig bijgehouden. De bladen van dit

	register worden doorlopend genummerd en gewaarmerkt door een lid van de raad van bestuur. Elke inschrijving of aantekening in het register wordt op gelijke wijze gewaarmerkt. Voor de toepassing van de vorige zin geldt een facsimile van een handtekening als eigenhandige ondertekening.		register worden doorlopend genummerd en gewaarmerkt door een lid van de raad van bestuur. Elke inschrijving of aantekening in het register wordt op gelijke wijze gewaarmerkt. Voor de toepassing van de vorige zin geldt een facsimile van een handtekening als eigenhandige ondertekening.
7.6.	De raad van bestuur verstrekt desgevraagd aan een aandeelhouder, een vruchtgebruiker en een pandhouder om niet een uittreksel uit het register van aandeelhouders met betrekking tot zijn recht op een aandeel. Rust op het aandeel een vruchtgebruik of een pandrecht, dan vermeldt het uittreksel aan wie het stemrecht toekomt en aan wie de certificaathoudersrechten toekomen.	7.5.	De raad van bestuur verstrekt desgevraagd aan een aandeelhouder, een vruchtgebruiker en een pandhouder om niet een uittreksel uit het register van aandeelhouders met betrekking tot zijn recht op een aandeel. Rust op het aandeel een vruchtgebruik of een pandrecht, dan vermeldt het uittreksel aan wie het stemrecht toekomt en aan wie de certificaathoudersrechten toekomen.
7.7.	De raad van bestuur legt het register van aandeelhouders ten kantore van de vennootschap ter inzage van de aandeelhouders, alsmede van de vruchtgebruikers en pandhouders van zodanige aandelen aan wie de certificaathoudersrechten toekomen. De in het register van aandeelhouders opgenomen gegevens omtrent niet-volgestorte aandelen zijn ter inzage van een ieder; een afschrift of uittreksel van	7.6.	De raad van bestuur legt het register van aandeelhouders ten kantore van de vennootschap ter inzage van de aandeelhouders, alsmede van de vruchtgebruikers en pandhouders van zodanige aandelen aan wie de certificaathoudersrechten toekomen. De in het register van aandeelhouders opgenomen gegevens omtrent niet-volgestorte aandelen zijn ter inzage van een ieder; een afschrift of uittreksel van

deze gegevens wordt ten hoogste tegen kostprijs verstrekt.

Uitgifte van aandelen.

Artikel 8.

8.1. Onder goedkeuring van de raad van commissarissen besluit de algemene vergadering tot uitgifte van aandelen. De algemene vergadering kan onder goedkeuring van de raad van commissarissen de raad van bestuur aanwijzen als het tot uitgifte bevoegde orgaan; zolang de raad van bestuur tot uitgifte bevoegd is, kan de algemene vergadering niet tot uitgifte besluiten.

8.2. Onder goedkeuring van de raad van commissarissen stelt de algemene vergadering casu quo de raad van bestuur de koers en de verdere voorwaarden van uitgifte vast, met inachtneming van het overigens daaromtrent in deze statuten bepaalde.

8.3. Indien de raad van bestuur wordt aangewezen als bevoegd om tot uitgifte van aandelen te besluiten, wordt bij die aanwijzing bepaald hoeveel en welke soort aandelen mogen worden uitgegeven. Bij een dergelijke aanwijzing wordt tevens de duur van de aanwijzing, welke ten hoogste vijf jaren kan bedragen, vastgesteld. De

deze gegevens wordt ten hoogste tegen kostprijs verstrekt.

Uitgifte van aandelen.

Artikel 8.

8.1. Onder goedkeuring van de raad van commissarissen besluit de algemene vergadering tot uitgifte van aandelen. De algemene vergadering kan onder goedkeuring van de raad van commissarissen de raad van bestuur aanwijzen als het tot uitgifte bevoegde orgaan; zolang de raad van bestuur tot uitgifte bevoegd is, kan de algemene vergadering niet tot uitgifte besluiten.

8.2. Onder goedkeuring van de raad van commissarissen stelt de algemene vergadering casu quo de raad van bestuur de koers en de verdere voorwaarden van uitgifte vast, met inachtneming van het overigens daaromtrent in deze statuten bepaalde.

8.3. Indien de raad van bestuur wordt aangewezen als bevoegd om tot uitgifte van aandelen te besluiten, wordt bij die aanwijzing bepaald hoeveel en welke soort aandelen mogen worden uitgegeven. Bij een dergelijke aanwijzing wordt tevens de duur van de aanwijzing, welke ten hoogste vijf jaren kan bedragen, vastgesteld. De aanwijzing kan telkens voor niet langer dan vijf jaren worden verlengd. Tenzij bij de aanwijzing anders is bepaald, kan zij niet worden ingetrokken.

8.4. Voor de geldigheid van een besluit van de algemene vergadering tot uitgifte of tot aanwijzing van de raad van bestuur, als hiervoor bedoeld, is behalve de goedkeuring van de raad van commissarissen vereist een voorafgaand of gelijktijdig goedkeurend besluit van elke groep houders van aandelen van eenzelfde soort aan wier rechten de uitgifte afbreuk doet.

8.5. De raad van bestuur legt binnen acht dagen na een besluit van de algemene vergadering tot uitgifte of tot aanwijzing van de raad van bestuur, als hiervoor bedoeld, een volledige tekst daarvan neer bij het handelsregister.

8.6. De raad van bestuur doet binnen acht dagen na elke uitgifte van aandelen hiervan opgave aan het handelsregister, met vermelding van aantal en soort.

8.7. Het bepaalde in de vorige leden is van overeenkomstige toepassing op het verlenen van rechten tot het nemen van aandelen, maar is niet van toepassing op het uitgeven van aandelen aan iemand die

aanwijzing kan telkens voor niet langer dan vijf jaren worden verlengd. Tenzij bij de aanwijzing anders is bepaald, kan zij niet worden ingetrokken.

8.4. Voor de geldigheid van een besluit van de algemene vergadering tot uitgifte of tot aanwijzing van de raad van bestuur, als hiervoor bedoeld, is behalve de goedkeuring van de raad van commissarissen vereist een voorafgaand of gelijktijdig goedkeurend besluit van elke groep houders van aandelen van eenzelfde soort aan wier rechten de uitgifte afbreuk doet.

8.5. De raad van bestuur legt binnen acht dagen na een besluit van de algemene vergadering tot uitgifte of tot aanwijzing van de raad van bestuur, als hiervoor bedoeld, een volledige tekst daarvan neer bij het handelsregister.

8.6. De raad van bestuur doet binnen acht dagen na elke uitgifte van aandelen hiervan opgave aan het handelsregister, met vermelding van aantal en soort.

8.7. Het bepaalde in de vorige leden is van overeenkomstige toepassing op het verlenen van rechten tot het nemen van aandelen, maar is niet van toepassing op het uitgeven van aandelen aan iemand die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent.

8.8. De vennootschap kan geen aandelen nemen in haar kapitaal.

8.9. a. Indien en voor zover de raad van bestuur is aangewezen als bevoegd om tot uitgifte van aandelen te besluiten, is bij de uitgifte van cumulatief preferente aandelen D - daaronder in dit lid begrepen het verlenen van een recht tot het nemen van cumulatief preferente aandelen D, doch niet het uitgeven van cumulatief preferente aandelen D aan iemand die een voordien reeds verkregen recht tot het nemen van cumulatief preferente aandelen D uitoefent - de raad van bestuur verplicht de reden(en) van die uitgifte toe te lichten in een algemene vergadering, te houden binnen dertig dagen nadat die aandelen zijn uitgegeven, tenzij reeds voordien in een algemene vergadering zodanige toelichting is gegeven.

b. Indien cumulatief preferente aandelen D zijn geplaatst krachtens een besluit tot uitgifte, dan wel een besluit tot het verlenen van een recht

een voordien reeds verkregen recht tot het nemen van aandelen uitoefent.

8.8. De vennootschap kan geen aandelen nemen in haar kapitaal.

8.9. a. Indien en voor zover de raad van bestuur is aangewezen als bevoegd om tot uitgifte van aandelen te besluiten, is bij de uitgifte van cumulatief preferente aandelen D - daaronder in dit lid begrepen het verlenen van een recht tot het nemen van cumulatief preferente aandelen D, doch niet het uitgeven van cumulatief preferente aandelen D aan iemand die een voordien reeds verkregen recht tot het nemen van cumulatief preferente aandelen D uitoefent - de raad van bestuur verplicht de reden(en) van die uitgifte toe te lichten in een algemene vergadering, te houden binnen dertig dagen nadat die aandelen zijn uitgegeven, tenzij reeds voordien in een algemene vergadering zodanige toelichting is gegeven.

b. Indien cumulatief preferente aandelen D zijn geplaatst krachtens een besluit tot uitgifte, dan wel een besluit tot het verlenen van een recht tot het nemen van aandelen, genomen door de raad van bestuur zonder de voorafgaande goedkeuring of andere medewerking van de algemene vergadering, is de raad van bestuur verplicht een algemene vergadering bijeen te roepen binnen twee jaren na die plaatsing en daarin een voorstel te doen omtrent inkoop casu quo intrekking van bedoelde geplaatste cumulatief preferente aandelen D. Indien in die vergadering niet het besluit wordt genomen dat strekt tot inkoop casu quo intrekking van de cumulatief preferente aandelen D is de raad van bestuur verplicht telkens binnen twee jaar nadat vorenbedoeld voorstel aan de orde is gesteld, wederom een algemene vergadering bijeen te roepen waarin een zodanig voorstel opnieuw wordt gedaan, welke verplichting er niet meer is indien de bedoelde aandelen niet langer zijn geplaatst casu quo niet langer door een ander dan de vennootschap worden gehouden.

8.10. Gewone aandelen, cumulatief preferente aandelen A en cumulatief preferente

tot het nemen van aandelen, genomen door de raad van bestuur zonder de voorafgaande goedkeuring of andere medewerking van de algemene vergadering, is de raad van bestuur verplicht een algemene vergadering bijeen te roepen binnen twee jaren na die plaatsing en daarin een voorstel te doen omtrent inkoop casu quo intrekking van bedoelde geplaatste cumulatief preferente aandelen D. Indien in die vergadering niet het besluit wordt genomen dat strekt tot inkoop casu quo intrekking van de cumulatief preferente aandelen D is de raad van bestuur verplicht telkens binnen twee jaar nadat vorenbedoeld voorstel aan de orde is gesteld, wederom een algemene vergadering bijeen te roepen waarin een zodanig voorstel opnieuw wordt gedaan, welke verplichting er niet meer is indien de bedoelde aandelen niet langer zijn geplaatst casu quo niet langer door een ander dan de vennootschap worden gehouden.

8.10. Gewone aandelen, cumulatief preferente aandelen A en cumulatief preferente aandelen E worden slechts tegen volstorting uitgegeven; cumulatief preferente aandelen D kunnen tegen gedeeltelijke volstorting worden uitgegeven, met dien verstande, dat het verplicht te storten gedeelte van het nominaal bedrag van elk cumulatief preferent aandeel D - ongeacht wanneer het is uitgegeven - gelijk moet zijn, en dat bij het nemen van het aandeel ten minste een/vierde van het nominale bedrag moet worden gestort.

8.11. De raad van bestuur kan met de goedkeuring van de raad van commissarissen besluiten dat storting op aandelen in vreemd geld of op andere wijze dan in geld geschiedt.

8.12. Onder goedkeuring van de raad van commissarissen kan de raad van bestuur besluiten op welke dag en tot welk bedrag verdere storting op niet-volgestorte cumulatief preferente aandelen D moet zijn geschied.

Van een besluit tot verdere storting doet de raad van bestuur onverwijld mededeling aan de houders van cumulatief preferente aandelen D, onder uitdrukkelijke vermelding van de inhoud van lid 13 van dit artikel; tussen die mededeling en de dag, waarop de storting moet zijn geschied, dienen ten

aandelen E worden slechts tegen volstorting uitgegeven; cumulatief preferente aandelen D kunnen tegen gedeeltelijke volstorting worden uitgegeven, met dien verstande, dat het verplicht te storten gedeelte van het nominaal bedrag van elk cumulatief preferent aandeel D - ongeacht wanneer het is uitgegeven - gelijk moet zijn, en dat bij het nemen van het aandeel ten minste een/vierde van het nominale bedrag moet worden gestort.

8.11. De raad van bestuur kan met de goedkeuring van de raad van commissarissen besluiten dat storting op aandelen in vreemd geld of op andere wijze dan in geld geschiedt.

8.12. Onder goedkeuring van de raad van commissarissen kan de raad van bestuur besluiten op welke dag en tot welk bedrag verdere storting op niet-volgestorte cumulatief preferente aandelen D moet zijn geschied.

Van een besluit tot verdere storting doet de raad van bestuur onverwijld mededeling aan de houders van cumulatief preferente aandelen D, onder uitdrukkelijke vermelding van de inhoud van lid 13 van dit artikel; tussen die mededeling en de dag, waarop de storting moet zijn geschied, dienen ten minste vier weken te liggen.

8.13. Indien een aandeelhouder met de voldoening aan zijn verdere stortingsplicht in verzuim is - hetgeen het geval is door het enkel verloop van de gestelde termijn - is hij verplicht vanaf de dag, waarop de storting had moeten zijn geschied, aan de vennootschap de wettelijke rente te voldoen en eventuele verdere door zijn tekortkoming ontstane schade aan de vennootschap te vergoeden. Bovendien kan hij, zolang hij niet aan zijn verplichting tot verdere storting heeft voldaan, het aan de desbetreffende aandelen verbonden vergader- en stemrecht niet uitoefenen en wordt het recht op uitkeringen op die aandelen opgeschort.

Voorkeursrecht bij uitgifte.

Artikel 9.

9.1. Bij uitgifte van gewone aandelen tegen storting in geld heeft iedere houder van gewone aandelen ten aanzien van de uit te geven aandelen een voorkeursrecht.
Bij uitgifte van cumulatief preferente aandelen A tegen storting in geld heeft iedere houder van cumulatief preferente aandelen A ten aanzien van de uit te geven aandelen een voorkeursrecht.
Houders van cumulatief preferente

minste vier weken te liggen.

8.13. Indien een aandeelhouder met de voldoening aan zijn verdere stortingsplicht in verzuim is - hetgeen het geval is door het enkel verloop van de gestelde termijn - is hij verplicht vanaf de dag, waarop de storting had moeten zijn geschied, aan de vennootschap de wettelijke rente te voldoen en eventuele verdere door zijn tekortkoming ontstane schade aan de vennootschap te vergoeden. Bovendien kan hij, zolang hij niet aan zijn verplichting tot verdere storting heeft voldaan, het aan de desbetreffende aandelen verbonden vergader- en stemrecht niet uitoefenen en wordt het recht op uitkeringen op die aandelen opgeschort.

Voorkeursrecht bij uitgifte.

Artikel 9.

9.1. Bij uitgifte van gewone aandelen tegen storting in geld heeft iedere houder van gewone aandelen ten aanzien van de uit te geven aandelen een voorkeursrecht.
Bij uitgifte van cumulatief preferente aandelen A tegen storting in geld heeft iedere houder van cumulatief preferente aandelen A ten aanzien van de uit te geven aandelen een voorkeursrecht.
Houders van cumulatief preferente

aandelen D en cumulatief preferente aandelen E hebben geen recht van voorkeur op uit te geven aandelen. Houders van gewone aandelen en houders van cumulatief preferente aandelen A hebben geen voorkeursrecht op uit te geven cumulatief preferente aandelen D en cumulatief preferente aandelen E.
Het voorkeursrecht komt aan de betrokken aandeelhouders toe naar evenredigheid van hun bezit - per de dag waarop tot uitgifte wordt besloten - aan die aandelen waaraan zij hun voorkeursrecht ontlenen.
Onverminderd het hiervoor bepaalde komt het voorkeursrecht de hiervoor in dit lid bedoelde aandeelhouders niet toe in de gevallen waarin de wet dit hun dwingendrechtelijk onthoudt.
Indien een aandeelhouder zijn voorkeursrecht niet, niet tijdig of niet volledig uitoefent, komt het voorkeursrecht voor de vrijvallende aandelen van de betrokken soort toe aan de overige houders van aandelen van die soort.

9.2. Onder goedkeuring van de raad van commissarissen en met inachtneming van dit artikel bepaalt de algemene vergadering casu quo de raad van bestuur bij het nemen van een besluit tot uitgifte op welke

aandelen D en cumulatief preferente aandelen E hebben geen recht van voorkeur op uit te geven aandelen. Houders van gewone aandelen en houders van cumulatief preferente aandelen A hebben geen voorkeursrecht op uit te geven cumulatief preferente aandelen D en cumulatief preferente aandelen E.
Het voorkeursrecht komt aan de betrokken aandeelhouders toe naar evenredigheid van hun bezit - per de dag waarop tot uitgifte wordt besloten - aan die aandelen waaraan zij hun voorkeursrecht ontlenen.
Onverminderd het hiervoor bepaalde komt het voorkeursrecht de hiervoor in dit lid bedoelde aandeelhouders niet toe in de gevallen waarin de wet dit hun dwingendrechtelijk onthoudt.
Indien een aandeelhouder zijn voorkeursrecht niet, niet tijdig of niet volledig uitoefent, komt het voorkeursrecht voor de vrijvallende aandelen van de betrokken soort toe aan de overige houders van aandelen van die soort.

9.2. Onder goedkeuring van de raad van commissarissen en met inachtneming van dit artikel bepaalt de algemene vergadering casu quo de raad van bestuur bij het nemen van een besluit tot uitgifte op welke wijze en binnen welk tijdvak het voorkeursrecht kan worden uitgeoefend.

9.3. De vennootschap kondigt de uitgifte met voorkeursrecht en het tijdvak waarin dat kan worden uitgeoefend aan in de Staatscourant, in een landelijk verspreid dagblad en - indien aandelen in het kapitaal van de vennootschap zijn toegelaten tot de officiële notering aan de effectenbeurs te Amsterdam - in de Officiële Prijscourant van Euronext Amsterdam N.V.
Het voorkeursrecht kan worden uitgeoefend gedurende ten minste twee weken nadat de aankondiging in de Staatscourant is geschied.

9.4. Het voorkeursrecht op gewone aandelen en cumulatief preferente aandelen A kan onder goedkeuring van de raad van commissarissen worden beperkt of uitgesloten. In het voorstel hiertoe moeten de redenen voor het voorstel en de keuze van de voorgenomen koers van uitgifte schriftelijk worden toegelicht.

9.5. Beperking of uitsluiting van het voorkeursrecht geschiedt krachtens een besluit van de algemene vergadering, tenzij de raad van bestuur daartoe bevoegd is. Die bevoegdheid kan bij besluit van de algemene vergadering voor een bepaalde

wijze en binnen welk tijdvak het voorkeursrecht kan worden uitgeoefend.

9.3. De vennootschap kondigt de uitgifte met voorkeursrecht en het tijdvak waarin dat kan worden uitgeoefend aan in de Staatscourant en in een landelijk verspreid dagblad.
Het voorkeursrecht kan worden uitgeoefend gedurende ten minste twee weken nadat de aankondiging in de Staatscourant is geschied.

9.4. Het voorkeursrecht op gewone aandelen en cumulatief preferente aandelen A kan onder goedkeuring van de raad van commissarissen worden beperkt of uitgesloten. In het voorstel hiertoe moeten de redenen voor het voorstel en de keuze van de voorgenomen koers van uitgifte schriftelijk worden toegelicht.

9.5. Beperking of uitsluiting van het voorkeursrecht geschiedt krachtens een besluit van de algemene vergadering, tenzij de raad van bestuur daartoe bevoegd is. Die bevoegdheid kan bij besluit van de algemene vergadering voor een bepaalde

De verplichting in Rulebook II van Euronext Amsterdam om een advertentie te plaatsen in de Officiële Prijscourant is komen te vervallen. Om deze reden wordt voorgesteld de publicatieverplichting in de Officiële Prijscourant zoals opgenomen in artikel 9 lid 3 te laten vervallen.

duur van ten hoogste vijf jaar aan de raad van bestuur worden verleend, doch een zodanige aanwijzing kan alleen geschieden, indien de raad van bestuur tevens is of tegelijkertijd wordt aangewezen als het tot uitgifte bevoegde orgaan.
De aanwijzing kan telkens voor niet langer dan vijf jaren worden verlengd. De aanwijzing geldt slechts zolang de raad van bestuur het tot uitgifte bevoegde orgaan is. Tenzij bij de aanwijzing anders is bepaald, kan zij niet worden ingetrokken.

9.6. Voor een besluit van de algemene vergadering tot beperking of uitsluiting van het voorkeursrecht of tot aanwijzing, als in het vorige lid bedoeld, is een meerderheid van ten minste twee/derden van de uitgebrachte stemmen vereist, indien minder dan de helft van het geplaatste kapitaal in de vergadering is vertegenwoordigd. De raad van bestuur legt binnen acht dagen na dat besluit een volledige tekst daarvan neer bij het handelsregister.

9.7. Het hiervoor in dit artikel bepaalde is van overeenkomstige toepassing op het verlenen van rechten tot het nemen van aandelen. Aandeelhouders hebben geen voorkeursrecht op aandelen die worden

duur van ten hoogste vijf jaar aan de raad van bestuur worden verleend, doch een zodanige aanwijzing kan alleen geschieden, indien de raad van bestuur tevens is of tegelijkertijd wordt aangewezen als het tot uitgifte bevoegde orgaan.
De aanwijzing kan telkens voor niet langer dan vijf jaren worden verlengd. De aanwijzing geldt slechts zolang de raad van bestuur het tot uitgifte bevoegde orgaan is. Tenzij bij de aanwijzing anders is bepaald, kan zij niet worden ingetrokken.

9.6. Voor een besluit van de algemene vergadering tot beperking of uitsluiting van het voorkeursrecht of tot aanwijzing, als in het vorige lid bedoeld, is een meerderheid van ten minste twee/derden van de uitgebrachte stemmen vereist, indien minder dan de helft van het geplaatste kapitaal in de vergadering is vertegenwoordigd. De raad van bestuur legt binnen acht dagen na dat besluit een volledige tekst daarvan neer bij het handelsregister.

9.7. Het hiervoor in dit artikel bepaalde is van overeenkomstige toepassing op het verlenen van rechten tot het nemen van aandelen. Aandeelhouders hebben geen voorkeursrecht op aandelen die worden uitgegeven aan iemand die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent.

Verkrijging van eigen aandelen of certificaten daarvan door de vennootschap, de vervreemding daarvan en de vestiging van beperkte rechten op door de vennootschap gehouden eigen aandelen of certificaten daarvan.

Artikel 10.

10.1. Verkrijging door de vennootschap van niet-volgestorte aandelen in haar kapitaal is nietig.

10.2. De raad van bestuur kan, doch slechts met machtiging van de algemene vergadering en na verkregen goedkeuring van de raad van commissarissen en onverminderd het bepaalde in artikel 98, Boek 2, de vennootschap volgestorte aandelen in haar eigen kapitaal onder bezwarende titel doen verkrijgen, indien:

a. het eigen vermogen van de vennootschap, verminderd met de verkrijgingsprijs, niet kleiner is dan het gestorte en opgevraagde deel van het kapitaal, vermeerderd met de reserves die krachtens de wet moeten worden aangehouden; en

b. het nominale bedrag van de te verkrijgen en van de aandelen in

uitgegeven aan iemand die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent.

Verkrijging van eigen aandelen of certificaten daarvan door de vennootschap, de vervreemding daarvan en de vestiging van beperkte rechten op door de vennootschap gehouden eigen aandelen of certificaten daarvan.

Artikel 10.

10.1. Verkrijging door de vennootschap van niet-volgestorte aandelen in haar kapitaal is nietig.

10.2. De raad van bestuur kan, doch slechts met machtiging van de algemene vergadering en na verkregen goedkeuring van de raad van commissarissen en onverminderd het bepaalde in artikel 98, Boek 2, de vennootschap volgestorte aandelen in haar eigen kapitaal onder bezwarende titel doen verkrijgen, indien:

a. het eigen vermogen van de vennootschap, verminderd met de verkrijgingsprijs, niet kleiner is dan het gestorte en opgevraagde deel van het kapitaal, vermeerderd met de reserves die krachtens de wet moeten worden aangehouden; en

b. het nominale bedrag van de te verkrijgen en van de aandelen in haar kapitaal die de vennootschap zelf houdt of in pand houdt of die worden gehouden door een dochtermaatschappij, niet meer bedraagt dan een/tiende gedeelte van het geplaatste kapitaal.

Voor het vereiste als onder a bedoeld is bepalend de grootte van het eigen vermogen volgens de laatst vastgestelde balans, verminderd met de verkrijgingsprijs voor aandelen in het kapitaal van de vennootschap en uitkeringen uit winst of reserves aan anderen die zij en haar dochtermaatschappijen na de balansdatum verschuldigd werden. Is een boekjaar meer dan zes maanden verstreken zonder dat de jaarrekening is vastgesteld en goedgekeurd, dan is een verkrijging overeenkomstig het in dit lid bepaalde niet toegestaan.

Bij de machtiging, die voor ten hoogste achttien maanden geldt, moet de algemene vergadering bepalen hoeveel en welke soort aandelen mogen worden verkregen, hoe zij mogen worden verkregen en tussen welke grenzen de prijs moet liggen.

10.3. De raad van bestuur is met goedkeuring van de raad van commissarissen bevoegd te besluiten tot:

haar kapitaal die de vennootschap zelf houdt of in pand houdt of die worden gehouden door een dochtermaatschappij, niet meer bedraagt dan een/tiende gedeelte van het geplaatste kapitaal.

Voor het vereiste als onder a bedoeld is bepalend de grootte van het eigen vermogen volgens de laatst vastgestelde balans, verminderd met de verkrijgingsprijs voor aandelen in het kapitaal van de vennootschap en uitkeringen uit winst of reserves aan anderen die zij en haar dochtermaatschappijen na de balansdatum verschuldigd werden. Is een boekjaar meer dan zes maanden verstreken zonder dat de jaarrekening is vastgesteld en goedgekeurd, dan is een verkrijging overeenkomstig het in dit lid bepaalde niet toegestaan.

Bij de machtiging, die voor ten hoogste achttien maanden geldt, moet de algemene vergadering bepalen hoeveel en welke soort aandelen mogen worden verkregen, hoe zij mogen worden verkregen en tussen welke grenzen de prijs moet liggen.

10.3. De raad van bestuur is met goedkeuring van de raad van commissarissen bevoegd te besluiten tot:

a. vervreemding van door de vennootschap gehouden aandelen in haar kapitaal en tot het vaststellen van de prijs en de overige voorwaarden;

b. het aangaan van rechtshandelingen waarbij de vennootschap zich tot vervreemding van door haar gehouden aandelen in haar kapitaal verbindt, bijvoorbeeld door verlening van een recht tot verkrijging van zodanige aandelen (optierecht);

c. het vestigen van vruchtgebruik of pandrecht op door de vennootschap gehouden aandelen in haar kapitaal en tot het vaststellen van de prijs - zo deze er is - en van de overige voorwaarden.

10.4. Indien certificaten van aandelen in het kapitaal van de vennootschap zijn uitgegeven, worden deze voor de toepassing van het bepaalde in lid 2 met aandelen gelijkgesteld.

10.5. De vennootschap kan eigen aandelen of certificaten daarvan slechts in pand nemen, indien:

a. de betrokken aandelen volgestort zijn;

b. het nominale bedrag van de in pand

a. vervreemding van door de vennootschap gehouden aandelen in haar kapitaal en tot het vaststellen van de prijs en de overige voorwaarden;

b. het aangaan van rechtshandelingen waarbij de vennootschap zich tot vervreemding van door haar gehouden aandelen in haar kapitaal verbindt, bijvoorbeeld door verlening van een recht tot verkrijging van zodanige aandelen (optierecht);

c. het vestigen van vruchtgebruik of pandrecht op door de vennootschap gehouden aandelen in haar kapitaal en tot het vaststellen van de prijs - zo deze er is - en van de overige voorwaarden.

10.4. Indien certificaten van aandelen in het kapitaal van de vennootschap zijn uitgegeven, worden deze voor de toepassing van het bepaalde in lid 2 met aandelen gelijkgesteld.

10.5. De vennootschap kan eigen aandelen of certificaten daarvan slechts in pand nemen, indien:

a. de betrokken aandelen volgestort zijn;

b. het nominale bedrag van de in pand

te nemen en de reeds gehouden of in pand gehouden eigen aandelen en certificaten daarvan tezamen niet meer dan een/tiende gedeelte van het geplaatste kapitaal bedraagt; en

c. de algemene vergadering de pandovereenkomst heeft goedgekeurd.

Vermindering van kapitaal.

Artikel 11.

11.1. Op voorstel van de raad van commissarissen kan de algemene vergadering besluiten tot vermindering van het geplaatste kapitaal door aandelen in te trekken of door het bedrag van de aandelen bij statutenwijziging te verminderen. Ingeval van intrekking van aandelen of terugbetaling op aandelen moet het op die aandelen verplicht gestorte bedrag worden terugbetaald, onverminderd het bepaalde in lid 4. In dit besluit moeten de aandelen waarop het besluit betrekking heeft, worden aangewezen en moet de uitvoering van het besluit zijn geregeld. Het gestorte en opgevraagde deel van het kapitaal mag niet kleiner worden dan het ten tijde van het besluit wettelijk voorgeschreven minimumkapitaal.

11.2. Een besluit tot intrekking kan slechts

te nemen en de reeds gehouden of in pand gehouden eigen aandelen en certificaten daarvan tezamen niet meer dan een/tiende gedeelte van het geplaatste kapitaal bedraagt; en

c. de algemene vergadering de pandovereenkomst heeft goedgekeurd.

Vermindering van kapitaal.

Artikel 11.

11.1. Op voorstel van de raad van commissarissen kan de algemene vergadering besluiten tot vermindering van het geplaatste kapitaal door aandelen in te trekken of door het bedrag van de aandelen bij statutenwijziging te verminderen. Ingeval van intrekking van aandelen of terugbetaling op aandelen moet het op die aandelen verplicht gestorte bedrag worden terugbetaald, onverminderd het bepaalde in lid 4. In dit besluit moeten de aandelen waarop het besluit betrekking heeft, worden aangewezen en moet de uitvoering van het besluit zijn geregeld. Het gestorte en opgevraagde deel van het kapitaal mag niet kleiner worden dan het ten tijde van het besluit wettelijk voorgeschreven minimumkapitaal.

11.2. Een besluit tot intrekking kan slechts

aandelen betreffen die de vennootschap zelf houdt of waarvan zij de certificaten houdt of uitsluitend de gewone aandelen, of uitsluitend de cumulatief preferente aandelen A, of uitsluitend de cumulatief preferente aandelen D, of uitsluitend de cumulatief preferente aandelen E of een of meer series daarvan en kan slechts worden genomen na voorafgaande goedkeuring van de vergadering van houders van aandelen van de betreffende soort.

11.3. Op voorstel van de raad van commissarissen kan de algemene vergadering besluiten bij statutenwijziging:

a. het bedrag van alle aandelen te verminderen;
b. het bedrag van hetzij uitsluitend de gewone aandelen, hetzij uitsluitend de cumulatief preferente aandelen A, hetzij uitsluitend de cumulatief preferente aandelen D, hetzij uitsluitend de cumulatief preferente aandelen E, hetzij een of meer series daarvan, hetzij het bedrag van meer dan een, doch niet van alle soorten aandelen te verminderen.

Wordt niet het bedrag van alle aandelen verminderd, dan kan de algemene vergadering een besluit tot vermindering

aandelen betreffen die de vennootschap zelf houdt of waarvan zij de certificaten houdt of uitsluitend de gewone aandelen, of uitsluitend de cumulatief preferente aandelen A, of uitsluitend de cumulatief preferente aandelen D, of uitsluitend de cumulatief preferente aandelen E of een of meer series daarvan en kan slechts worden genomen na voorafgaande goedkeuring van de vergadering van houders van aandelen van de betreffende soort.

11.3. Op voorstel van de raad van commissarissen kan de algemene vergadering besluiten bij statutenwijziging:

a. het bedrag van alle aandelen te verminderen;
b. het bedrag van hetzij uitsluitend de gewone aandelen, hetzij uitsluitend de cumulatief preferente aandelen A, hetzij uitsluitend de cumulatief preferente aandelen D, hetzij uitsluitend de cumulatief preferente aandelen E, hetzij een of meer series daarvan, hetzij het bedrag van meer dan een, doch niet van alle soorten aandelen te verminderen.

Wordt niet het bedrag van alle aandelen verminderd, dan kan de algemene vergadering een besluit tot vermindering van het bedrag van de betrokken soort(en) aandelen slechts nemen na voorafgaande goedkeuring van de vergadering van houders van aandelen van elke soort waarop de vermindering zal geschieden. Vermindering van het bedrag van aandelen zonder terugbetaling of met gedeeltelijke terugbetaling op aandelen of ontheffing van de verplichting tot storting moet naar evenredigheid op de betrokken aandelen geschieden. Van het vereiste van evenredigheid mag worden afgeweken met instemming van alle betrokken aandeelhouders.

11.4. In geval van een intrekking met terugbetaling op cumulatief preferente aandelen A of cumulatief preferente aandelen D of cumulatief preferente aandelen E of een of meer series daarvan moet het daarop gestorte bedrag met inbegrip van agio dan wel voor wat betreft de cumulatief preferente aandelen A met inbegrip van het saldo van de agioreserve A, zoals in artikel 29, lid 1, vermeld, en vermeerderd met het in de vorige jaren en het lopende boekjaar te weinig op de desbetreffende aandelen uitgekeerd dividend gelijktijdig worden uitgekeerd.

11.5. De algemene vergadering kan een besluit

van het bedrag van de betrokken soort(en) aandelen slechts nemen na voorafgaande goedkeuring van de vergadering van houders van aandelen van elke soort waarop de vermindering zal geschieden. Vermindering van het bedrag van aandelen zonder terugbetaling of met gedeeltelijke terugbetaling op aandelen of ontheffing van de verplichting tot storting moet naar evenredigheid op de betrokken aandelen geschieden. Van het vereiste van evenredigheid mag worden afgeweken met instemming van alle betrokken aandeelhouders.

11.4. In geval van een intrekking met terugbetaling op cumulatief preferente aandelen A of cumulatief preferente aandelen D of cumulatief preferente aandelen E of een of meer series daarvan moet het daarop gestorte bedrag met inbegrip van agio dan wel voor wat betreft de cumulatief preferente aandelen A met inbegrip van het saldo van de agioreserve A, zoals in artikel 29, lid 1, vermeld, en vermeerderd met het in de vorige jaren en het lopende boekjaar te weinig op de desbetreffende aandelen uitgekeerd dividend gelijktijdig worden uitgekeerd.

11.5. De algemene vergadering kan een besluit

tot kapitaalvermindering slechts nemen met een meerderheid van ten minste twee derden van de uitgebrachte stemmen, indien minder dan de helft van het geplaatste kapitaal is vertegenwoordigd. Een besluit tot kapitaalvermindering behoeft bovendien de goedkeuring, voorafgaand of gelijktijdig, van elke groep houders van aandelen van eenzelfde soort aan wier rechten afbreuk wordt gedaan; op de besluitvorming door een zodanige groep is de bepaling vervat in de eerste zin van dit lid van overeenkomstige toepassing.

11.6. De oproeping tot de algemene vergadering waarin een in dit artikel bedoeld besluit wordt genomen, vermeldt het doel van de kapitaalvermindering en de wijze van uitvoering.

11.7. De vennootschap legt de in dit artikel bedoelde besluiten neer bij het handelsregister en kondigt de nederlegging aan in een landelijk verspreid dagblad.

Volmachtverlening. Aandelen die tot een gemeenschap behoren.

Artikel 12.

12.1. Een aandeelhouder kan voor een of meer van zijn aandelen aan een of meer personen schriftelijk volmacht verlenen om een of meer, dan wel alle aan die aandelen

tot kapitaalvermindering slechts nemen met een meerderheid van ten minste twee derden van de uitgebrachte stemmen, indien minder dan de helft van het geplaatste kapitaal is vertegenwoordigd. Een besluit tot kapitaalvermindering behoeft bovendien de goedkeuring, voorafgaand of gelijktijdig, van elke groep houders van aandelen van eenzelfde soort aan wier rechten afbreuk wordt gedaan; op de besluitvorming door een zodanige groep is de bepaling vervat in de eerste zin van dit lid van overeenkomstige toepassing.

11.6. De oproeping tot de algemene vergadering waarin een in dit artikel bedoeld besluit wordt genomen, vermeldt het doel van de kapitaalvermindering en de wijze van uitvoering.

11.7. De vennootschap legt de in dit artikel bedoelde besluiten neer bij het handelsregister en kondigt de nederlegging aan in een landelijk verspreid dagblad.

Volmachtverlening. Aandelen die tot een gemeenschap behoren.

Artikel 12.

12.1. Een aandeelhouder kan voor een of meer van zijn aandelen aan een of meer personen schriftelijk volmacht verlenen om een of meer, dan wel alle aan die aandelen verbonden rechten uit te oefenen. Voor hetzelfde aandeel kan niet gelijktijdig aan meer dan een persoon volmacht worden verleend. De in dit lid bedoelde bevoegdheid komt mede toe aan vruchtgebruikers en pandhouders van aandelen.

12.2. De deelgenoten in een gemeenschap die aandelen of een beperkt recht daarop omvat, kunnen hun rechten slechts uitoefenen door aan een of meer personen daartoe schriftelijk volmacht te verlenen. Worden meer personen gemachtigd, dan moet daarbij worden aangegeven voor welk aantal aandelen ieder gemachtigd is tot het uitoefenen van de daaraan verbonden rechten.

Blokkeringsregeling.

Artikel 13.

13.1. Voor elke overdracht van cumulatief preferente aandelen A, cumulatief preferente aandelen D of cumulatief preferente aandelen E is de goedkeuring vereist van de raad van bestuur. De goedkeuring wordt schriftelijk verzocht, waarbij de naam en het adres van de beoogde verkrijger, alsmede de prijs of andere tegenprestatie die de beoogde verkrijger bereid is te betalen of te geven

verbonden rechten uit te oefenen. Voor hetzelfde aandeel kan niet gelijktijdig aan meer dan een persoon volmacht worden verleend. De in dit lid bedoelde bevoegdheid komt mede toe aan vruchtgebruikers en pandhouders van aandelen.

12.2. De deelgenoten in een gemeenschap die aandelen of een beperkt recht daarop omvat, kunnen hun rechten slechts uitoefenen door aan een of meer personen daartoe schriftelijk volmacht te verlenen. Worden meer personen gemachtigd, dan moet daarbij worden aangegeven voor welk aantal aandelen ieder gemachtigd is tot het uitoefenen van de daaraan verbonden rechten.

Blokkeringsregeling.

Artikel 13.

13.1. Voor elke overdracht van cumulatief preferente aandelen A, cumulatief preferente aandelen D of cumulatief preferente aandelen E is de goedkeuring vereist van de raad van bestuur. De goedkeuring wordt schriftelijk verzocht, waarbij de naam en het adres van de beoogde verkrijger, alsmede de prijs of andere tegenprestatie die de beoogde verkrijger bereid is te betalen of te geven moeten worden medegedeeld.

13.2. Indien de goedkeuring wordt geweigerd, is de raad van bestuur verplicht tegelijkertijd een of meer gegadigden aan te wijzen, die bereid en in staat zijn alle aandelen, waarop het verzoek betrekking heeft, tegen contante betaling te kopen tegen een prijs door de vervreemder en de raad van bestuur binnen twee maanden na die aanwijzing in onderling overleg vast te stellen.

13.3. Indien de vervreemder niet binnen drie maanden na ontvangst door de vennootschap van het verzoek tot goedkeuring van de voorgenomen overdracht van de vennootschap een schriftelijke weigering tot goedkeuring heeft ontvangen die vergezeld is gegaan van de aanwijzing van een of meer gegadigden aan wie de betrokken aandelen overeenkomstig de bepalingen in dit artikel kunnen worden overgedragen, wordt de goedkeuring tot overdracht na verloop van genoemde periode respectievelijk na ontvangst van het bericht van weigering geacht te zijn verleend.

13.4. Indien binnen een maand na de schriftelijke weigering tot goedkeuring die vergezeld is gegaan van de aanwijzing van een of meer

moeten worden medegedeeld.

13.2. Indien de goedkeuring wordt geweigerd, is de raad van bestuur verplicht tegelijkertijd een of meer gegadigden aan te wijzen, die bereid en in staat zijn alle aandelen, waarop het verzoek betrekking heeft, tegen contante betaling te kopen tegen een prijs door de vervreemder en de raad van bestuur binnen twee maanden na die aanwijzing in onderling overleg vast te stellen.

13.3. Indien de vervreemder niet binnen drie maanden na ontvangst door de vennootschap van het verzoek tot goedkeuring van de voorgenomen overdracht van de vennootschap een schriftelijke weigering tot goedkeuring heeft ontvangen die vergezeld is gegaan van de aanwijzing van een of meer gegadigden aan wie de betrokken aandelen overeenkomstig de bepalingen in dit artikel kunnen worden overgedragen, wordt de goedkeuring tot overdracht na verloop van genoemde periode respectievelijk na ontvangst van het bericht van weigering geacht te zijn verleend.

13.4. Indien binnen een maand na de schriftelijke weigering tot goedkeuring die vergezeld is gegaan van de aanwijzing van een of meer gegadigden aan wie de betrokken aandelen overeenkomstig de bepalingen van dit artikel kunnen worden overgedragen geen overeenstemming tussen de vervreemder en de raad van bestuur omtrent de in lid 2 van dit artikel bedoelde prijs is bereikt, zal deze prijs worden vastgesteld door een deskundige, aan te wijzen door de vervreemder en de raad van bestuur in onderling overleg of, bij gebreke van overeenstemming daaromtrent binnen drie maanden na de weigering tot de goedkeuring, door de voorzitter van de Kamer van Koophandel en Fabrieken in welker gebied de vennootschap haar feitelijke zetel heeft, op verzoek van de meest gerede partij.

13.5. De vervreemder zal het recht hebben van de overdracht af te zien, mits hij binnen een maand, nadat zowel de naam van de aangewezen gegadigde(n) alsook de vastgestelde prijs te zijner kennis zijn gebracht, hiervan schriftelijk mededeling doet aan de raad van bestuur.

13.6. In geval goedkeuring tot overdracht is verleend of wordt geacht te zijn verleend is de vervreemder gerechtigd gedurende een periode van drie maanden daarna alle aandelen waarop zijn verzoek betrekking

gegadigden aan wie de betrokken aandelen overeenkomstig de bepalingen van dit artikel kunnen worden overgedragen geen overeenstemming tussen de vervreemder en de raad van bestuur omtrent de in lid 2 van dit artikel bedoelde prijs is bereikt, zal deze prijs worden vastgesteld door een deskundige, aan te wijzen door de vervreemder en de raad van bestuur in onderling overleg of, bij gebreke van overeenstemming daaromtrent binnen drie maanden na de weigering tot de goedkeuring, door de voorzitter van de Kamer van Koophandel en Fabrieken in welker gebied de vennootschap haar feitelijke zetel heeft, op verzoek van de meest gerede partij.

13.5. De vervreemder zal het recht hebben van de overdracht af te zien, mits hij binnen een maand, nadat zowel de naam van de aangewezen gegadigde(n) alsook de vastgestelde prijs te zijner kennis zijn gebracht, hiervan schriftelijk mededeling doet aan de raad van bestuur.

13.6. In geval goedkeuring tot overdracht is verleend of wordt geacht te zijn verleend is de vervreemder gerechtigd gedurende een periode van drie maanden daarna alle aandelen waarop zijn verzoek betrekking had over te dragen aan de in het verzoek genoemde verkrijger tegen de door hem genoemde prijs of tegenprestatie bedoeld in de tweede zin van lid 1 van dit artikel.

13.7. De aan de overdracht voor de vennootschap verbonden kosten kunnen ten laste van de verkrijger worden gebracht.

13.8. Het bepaalde in dit artikel is van overeenkomstige toepassing bij toedeling van cumulatief preferente aandelen A, cumulatief preferente aandelen D of cumulatief preferente aandelen E uit een gemeenschap.

Raad van bestuur en raad van commissarissen.

Artikel 14.

14.1. Met inachtneming van de eventuele beperkingen als in de statuten opgenomen wordt de vennootschap bestuurd door een raad van bestuur die uit een of meer leden bestaat, onder toezicht van een raad van commissarissen.

14.2. Zowel natuurlijke personen als rechtspersonen kunnen tot lid van de raad van bestuur worden benoemd. Slechts natuurlijke personen kunnen tot commissaris worden benoemd.

14.3. Leden van de raad van bestuur worden benoemd door de algemene vergadering. De benoeming door de algemene

had over te dragen aan de in het verzoek genoemde verkrijger tegen de door hem genoemde prijs of tegenprestatie bedoeld in de tweede zin van lid 1 van dit artikel.

13.7. De aan de overdracht voor de vennootschap verbonden kosten kunnen ten laste van de verkrijger worden gebracht.

13.8. Het bepaalde in dit artikel is van overeenkomstige toepassing bij toedeling van cumulatief preferente aandelen A, cumulatief preferente aandelen D of cumulatief preferente aandelen E uit een gemeenschap.

Raad van bestuur en raad van commissarissen.

Artikel 14.

14.1. Met inachtneming van de eventuele beperkingen als in de statuten opgenomen wordt de vennootschap bestuurd door een raad van bestuur die uit een of meer leden bestaat, onder toezicht van een raad van commissarissen.

14.2. Zowel natuurlijke personen als rechtspersonen kunnen tot lid van de raad van bestuur worden benoemd. Slechts natuurlijke personen kunnen tot commissaris worden benoemd.

14.3. Leden van de raad van bestuur worden benoemd door de algemene vergadering. De benoeming door de algemene

vergadering zal geschieden uit een voordracht door de raad van commissarissen. De raad van commissarissen dient aan te geven of de voordracht bindend of niet-bindend is. De algemene vergadering kan echter aan zodanige voordracht indien die bindend is steeds het bindend karakter ontnemen bij een besluit genomen met volstrekte meerderheid van de uitgebrachte stemmen, indien die meerderheid ten minste een/derde van het geplaatste kapitaal vertegenwoordigt. Indien het gedeelte van het kapitaal van ten minste een/derde zoals bedoeld in de vorige zin niet ter vergadering is vertegenwoordigd, maar een volstrekte meerderheid van de uitgebrachte stemmen het besluit tot het ontnemen van het bindend karakter van de voordracht steunt, dan kan in een nieuwe vergadering die wordt bijeengeroepen het besluit bij volstrekte meerderheid van stemmen worden genomen, onafhankelijk van het op deze vergadering vertegenwoordigd gedeelte van het kapitaal.
Indien de algemene vergadering aan de eerste voordracht door de raad van commissarissen het bindend karakter ontneemt, doet de raad van

vergadering zal geschieden uit een voordracht door de raad van commissarissen. De raad van commissarissen dient aan te geven of de voordracht bindend of niet-bindend is. De algemene vergadering kan echter aan zodanige voordracht indien die bindend is steeds het bindend karakter ontnemen bij een besluit genomen met volstrekte meerderheid van de uitgebrachte stemmen, indien die meerderheid ten minste een/derde van het geplaatste kapitaal vertegenwoordigt. Indien het gedeelte van het kapitaal van ten minste een/derde zoals bedoeld in de vorige zin niet ter vergadering is vertegenwoordigd, maar een volstrekte meerderheid van de uitgebrachte stemmen het besluit tot het ontnemen van het bindend karakter van de voordracht steunt, dan kan in een nieuwe vergadering die wordt bijeengeroepen het besluit bij volstrekte meerderheid van stemmen worden genomen, onafhankelijk van het op deze vergadering vertegenwoordigd gedeelte van het kapitaal.
Indien de algemene vergadering aan de eerste voordracht door de raad van commissarissen het bindend karakter ontneemt, doet de raad van

commissarissen een tweede bindende voordracht. Indien de algemene vergadering ook aan zodanige tweede voordracht het bindend karakter ontneemt bij een besluit genomen op de hiervoor in dit lid omschreven wijze, geschiedt de benoeming van een lid van de raad van bestuur door de algemene vergadering zonder bindende voordracht van de raad van commissarissen.

14.4. De algemene vergadering is te allen tijde bevoegd een lid van de raad van bestuur te schorsen of te ontslaan. De raad van commissarissen is te allen tijde bevoegd een lid van de raad van bestuur te schorsen.

Een besluit van de algemene vergadering tot schorsing of ontslag van een lid van de raad van bestuur kan slechts worden genomen met volstrekte meerderheid van stemmen, indien die meerderheid ten minste een/derde van het geplaatste kapitaal vertegenwoordigt, tenzij het voorstel tot schorsing of ontslag afkomstig is van de raad van commissarissen in welk geval het besluit wordt genomen met volstrekte meerderheid van stemmen, zonder het vereiste van een quorum. Indien het gedeelte van het kapitaal van ten

commissarissen een tweede bindende voordracht. Indien de algemene vergadering ook aan zodanige tweede voordracht het bindend karakter ontneemt bij een besluit genomen op de hiervoor in dit lid omschreven wijze, geschiedt de benoeming van een lid van de raad van bestuur door de algemene vergadering zonder bindende voordracht van de raad van commissarissen.

14.4. De algemene vergadering is te allen tijde bevoegd een lid van de raad van bestuur te schorsen of te ontslaan. De raad van commissarissen is te allen tijde bevoegd een lid van de raad van bestuur te schorsen.

Een besluit van de algemene vergadering tot schorsing of ontslag van een lid van de raad van bestuur kan slechts worden genomen met volstrekte meerderheid van stemmen, indien die meerderheid ten minste een/derde van het geplaatste kapitaal vertegenwoordigt, tenzij het voorstel tot schorsing of ontslag afkomstig is van de raad van commissarissen in welk geval het besluit wordt genomen met volstrekte meerderheid van stemmen, zonder het vereiste van een quorum. Indien het gedeelte van het kapitaal van ten minste een/derde zoals bedoeld in de vorige zin niet ter vergadering is vertegenwoordigd, maar een volstrekte meerderheid van de uitgebrachte stemmen het besluit tot schorsing of ontslag van een lid van de raad van bestuur steunt, dan kan in een nieuwe vergadering die wordt bijeengeroepen het besluit bij volstrekte meerderheid van stemmen worden genomen, onafhankelijk van het op deze vergadering vertegenwoordigd gedeelte van het kapitaal.

14.5. De commissarissen worden benoemd door de algemene vergadering. De benoeming door de algemene vergadering zal geschieden uit een voordracht door de raad van commissarissen. De raad van commissarissen dient aan te geven of de voordracht bindend of niet-bindend is. De algemene vergadering kan echter aan zodanige voordracht steeds het bindend karakter ontnemen bij een besluit genomen met volstrekte meerderheid van de uitgebrachte stemmen, indien die meerderheid ten minste een/derde van het van het geplaatste kapitaal vertegenwoordigt. Indien het gedeelte van het kapitaal van ten minste een/derde zoals bedoeld in de vorige zin niet ter

minste een/derde zoals bedoeld in de vorige zin niet ter vergadering is vertegenwoordigd, maar een volstrekte meerderheid van de uitgebrachte stemmen het besluit tot schorsing of ontslag van een lid van de raad van bestuur steunt, dan kan in een nieuwe vergadering die wordt bijeengeroepen het besluit bij volstrekte meerderheid van stemmen worden genomen, onafhankelijk van het op deze vergadering vertegenwoordigd gedeelte van het kapitaal.

14.5. De commissarissen worden benoemd door de algemene vergadering. De benoeming door de algemene vergadering zal geschieden uit een voordracht door de raad van commissarissen. De raad van commissarissen dient aan te geven of de voordracht bindend of niet-bindend is. De algemene vergadering kan echter aan zodanige voordracht steeds het bindend karakter ontnemen bij een besluit genomen met volstrekte meerderheid van de uitgebrachte stemmen, indien die meerderheid ten minste een/derde van het van het geplaatste kapitaal vertegenwoordigt. Indien het gedeelte van het kapitaal van ten minste een/derde zoals bedoeld in de vorige zin niet ter

vergadering is vertegenwoordigd, maar een volstrekte meerderheid van de uitgebrachte stemmen het besluit tot het ontnemen van het bindend karakter van de voordracht steunt, dan kan in een nieuwe vergadering die wordt bijeengeroepen het besluit bij volstrekte meerderheid van stemmen worden genomen, onafhankelijk van het op deze vergadering vertegenwoordigd gedeelte van het kapitaal.
Indien de algemene vergadering aan de eerste bindende voordracht door de raad van commissarissen het bindend karakter ontneemt, doet de raad van commissarissen een tweede bindende voordracht. Indien de algemene vergadering ook aan zodanige tweede voordracht het bindend karakter ontneemt bij een besluit genomen op de hiervoor in dit lid omschreven wijze, geschiedt de benoeming van een commissaris door de algemene vergadering zonder bindende voordracht van de raad van commissarissen.

14.6. De commissarissen kunnen worden geschorst of ontslagen door de algemene vergadering met volstrekte meerderheid van de uitgebrachte stemmen, indien die meerderheid ten minste een/derde van het

vergadering is vertegenwoordigd, maar een volstrekte meerderheid van de uitgebrachte stemmen het besluit tot het ontnemen van het bindend karakter van de voordracht steunt, dan kan in een nieuwe vergadering die wordt bijeengeroepen het besluit bij volstrekte meerderheid van stemmen worden genomen, onafhankelijk van het op deze vergadering vertegenwoordigd gedeelte van het kapitaal.
Indien de algemene vergadering aan de eerste bindende voordracht door de raad van commissarissen het bindend karakter ontneemt, doet de raad van commissarissen een tweede bindende voordracht. Indien de algemene vergadering ook aan zodanige tweede voordracht het bindend karakter ontneemt bij een besluit genomen op de hiervoor in dit lid omschreven wijze, geschiedt de benoeming van een commissaris door de algemene vergadering zonder bindende voordracht van de raad van commissarissen.

14.6. De commissarissen kunnen worden geschorst of ontslagen door de algemene vergadering met volstrekte meerderheid van de uitgebrachte stemmen, indien die meerderheid ten minste een/derde van het geplaatste kapitaal vertegenwoordigt. Indien het gedeelte van het kapitaal van ten minste een/derde zoals bedoeld in de vorige zin niet ter vergadering is vertegenwoordigd, maar een volstrekte meerderheid van de uitgebrachte stemmen het besluit tot schorsing of ontslag van een commissaris steunt, dan kan in een nieuwe vergadering die wordt bijeengeroepen het besluit bij volstrekte meerderheid van stemmen worden genomen, onafhankelijk van het op deze vergadering vertegenwoordigd gedeelte van het kapitaal.

14.7. Bij een voordracht tot benoeming van een lid van de raad van bestuur of een commissaris worden van de kandidaat medegedeeld zijn leeftijd, zijn beroep, het bedrag aan door hem gehouden aandelen in het kapitaal van de vennootschap en de betrekkingen die hij bekleedt of die hij heeft bekleedt voor zover die van belang zijn in verband met de vervulling van de taak van lid van de raad van bestuur respectievelijk commissaris. Tevens wordt vermeld aan welke rechtspersonen hij reeds als commissaris is verbonden waarbij, indien zich daaronder rechtspersonen bevinden die tot eenzelfde groep behoren, met de

geplaatste kapitaal vertegenwoordigt. Indien het gedeelte van het kapitaal van ten minste een/derde zoals bedoeld in de vorige zin niet ter vergadering is vertegenwoordigd, maar een volstrekte meerderheid van de uitgebrachte stemmen het besluit tot schorsing of ontslag van een commissaris steunt, dan kan in een nieuwe vergadering die wordt bijeengeroepen het besluit bij volstrekte meerderheid van stemmen worden genomen, onafhankelijk van het op deze vergadering vertegenwoordigd gedeelte van het kapitaal.

14.7. Bij een voordracht tot benoeming van een lid van de raad van bestuur of een commissaris worden van de kandidaat medegedeeld zijn leeftijd, zijn beroep, het bedrag aan door hem gehouden aandelen in het kapitaal van de vennootschap en de betrekkingen die hij bekleedt of die hij heeft bekleedt voor zover die van belang zijn in verband met de vervulling van de taak van lid van de raad van bestuur respectievelijk commissaris. Tevens wordt vermeld aan welke rechtspersonen hij reeds als commissaris is verbonden waarbij, indien zich daaronder rechtspersonen bevinden die tot eenzelfde groep behoren, met de

aanduiding van die groep kan worden volstaan.
De voordracht tot benoeming van een lid van de raad van bestuur of commissaris worden gemotiveerd. Bij herbenoeming wordt rekening gehouden met de wijze waarop de kandidaat zijn taak als lid van de raad van bestuur of commissaris heeft vervuld.

14.8. Indien hetzij de algemene vergadering hetzij de raad van commissarissen een lid van de raad van bestuur heeft geschorst of indien een commissaris is geschorst, dient de algemene vergadering binnen drie maanden na ingang van de schorsing te besluiten hetzij tot ontslag hetzij tot opheffing of handhaving van de schorsing; bij gebreke daarvan vervalt de schorsing. Een besluit tot handhaving van de schorsing kan slechts eenmaal worden genomen en de schorsing kan daarbij ten hoogste worden gehandhaafd voor drie maanden, ingaande op de dag waarop de algemene vergadering het besluit tot handhaving heeft genomen.
Indien de algemene vergadering niet binnen de voor de handhaving bepaalde termijn tot ontslag of tot opheffing van de schorsing heeft besloten, vervalt de

aanduiding van die groep kan worden volstaan.
De voordracht tot benoeming van een lid van de raad van bestuur of commissaris worden gemotiveerd. Bij herbenoeming wordt rekening gehouden met de wijze waarop de kandidaat zijn taak als lid van de raad van bestuur of commissaris heeft vervuld.

14.8. Indien hetzij de algemene vergadering hetzij de raad van commissarissen een lid van de raad van bestuur heeft geschorst of indien een commissaris is geschorst, dient de algemene vergadering binnen drie maanden na ingang van de schorsing te besluiten hetzij tot ontslag hetzij tot opheffing of handhaving van de schorsing; bij gebreke daarvan vervalt de schorsing. Een besluit tot handhaving van de schorsing kan slechts eenmaal worden genomen en de schorsing kan daarbij ten hoogste worden gehandhaafd voor drie maanden, ingaande op de dag waarop de algemene vergadering het besluit tot handhaving heeft genomen.
Indien de algemene vergadering niet binnen de voor de handhaving bepaalde termijn tot ontslag of tot opheffing van de schorsing heeft besloten, vervalt de

schorsing. Een geschorst lid van de raad van bestuur of een geschorste commissaris wordt in de gelegenheid gesteld zich in de algemene vergadering te verantwoorden en zich daarbij door een raadsman te doen bijstaan.	schorsing. Een geschorst lid van de raad van bestuur of een geschorste commissaris wordt in de gelegenheid gesteld zich in de algemene vergadering te verantwoorden en zich daarbij door een raadsman te doen bijstaan.	
Taken en bevoegdheden van de raad van bestuur. Belet of ontstentenis.	**Taken en bevoegdheden van de raad van bestuur. Belet of ontstentenis.**	
Artikel 15.	**Artikel 15.**	
15.1. Ieder lid van de raad van bestuur is tegenover de vennootschap gehouden tot een behoorlijke vervulling van de hem opgedragen taak.	15.1. Ieder lid van de raad van bestuur is tegenover de vennootschap gehouden tot een behoorlijke vervulling van de hem opgedragen taak.	
15.2. Indien er meer leden van de raad van bestuur zijn, kunnen zij met inachtneming van deze statuten een reglement vaststellen. In dit reglement kan, onder goedkeuring van de raad van commissarissen, worden aangegeven met welke taken ieder lid van de raad van bestuur meer in het bijzonder zal zijn belast. Een zodanige taakverdeling laat de gezamenlijke verantwoordelijkheid van alle leden van de raad van bestuur voor het gehele bestuur onverlet. De raad van commissarissen zal de voorzitter van de raad van bestuur benoemen. De raad van bestuur kan een secretaris van de raad van	15.2. Indien er meer leden van de raad van bestuur zijn, kunnen zij met inachtneming van deze statuten en onder goedkeuring van de raad van commissarissen, een reglement vaststellen waarin aangelegenheden de raad van bestuur intern betreffende, waaronder mede verstaan maar niet beperkt tot besluitvorming in het geval van een tegenstrijdig belang van een of meer leden van de raad bestuur met de vennootschap, worden geregeld. In dit reglement kan voorts worden aangegeven met welke taken ieder lid van de raad van bestuur meer in het bijzonder zal zijn belast. Een	***De wijziging van artikel 15 lid 2 wordt voorgesteld ter verduidelijking.***

bestuur benoemen, die niet noodzakelijkerwijs een lid van de raad van bestuur behoeft te zijn.

zodanige taakverdeling laat de gezamenlijke verantwoordelijkheid van alle leden van de raad van bestuur voor het gehele bestuur onverlet. De raad van commissarissen zal de voorzitter van de raad van bestuur benoemen. De raad van bestuur wordt ondersteund door de secretaris van de vennootschap. De secretaris van de vennootschap wordt benoemd en ontslagen door de raad van bestuur, onder voorafgaande goedkeuring van de raad van commissarissen.

Voorgesteld wordt de benoeming en het ontslag van de secretaris van de vennootschap nader uit te schrijven.

15.3. Een meerhoofdige raad van bestuur vergadert zo dikwijls een lid van de raad van bestuur dit wenst. Ieder lid van de raad van bestuur kan een bestuursvergadering bijeenroepen, mits dit schriftelijk aan ieder van de overige leden van de raad van bestuur geschiedt, onder vermelding van de te behandelen onderwerpen. De bijeenroeping vindt plaats op een termijn van ten minste drie dagen, waarbij de datum van oproeping en de vergaderdatum niet worden meegerekend. In bijzondere gevallen kan de oproepingstermijn worden verkort, indien alle in functie zijnde leden van de raad van bestuur daarmee instemmen. In een op geldige wijze bijeengeroepen vergadering kunnen

15.3. Een meerhoofdige raad van bestuur vergadert zo dikwijls een lid van de raad van bestuur dit wenst. Ieder lid van de raad van bestuur kan een bestuursvergadering bijeenroepen, mits dit schriftelijk aan ieder van de overige leden van de raad van bestuur geschiedt, onder vermelding van de te behandelen onderwerpen. De bijeenroeping vindt plaats op een termijn van ten minste drie dagen, waarbij de datum van oproeping en de vergaderdatum niet worden meegerekend. In bijzondere gevallen kan de oproepingstermijn worden verkort, indien alle in functie zijnde leden van de raad van bestuur daarmee instemmen. In een op geldige wijze bijeengeroepen vergadering kunnen besluiten worden genomen omtrent alle aangekondigde onderwerpen, ongeacht het aantal leden van de raad van bestuur dat ter vergadering aanwezig of vertegenwoordigd is. De leden van de raad van bestuur kunnen ook telefonisch aan de vergadering deelnemen, mits alle aan de vergadering deelnemende leden elkaar kunnen horen en toespreken.

15.4. Ieder lid van de raad van bestuur, kan zich ter vergadering door een ander lid van de raad van bestuur doen vertegenwoordigen door het verlenen van een schriftelijke volmacht. In de volmacht kan slechts een vergadering worden vermeld, waarop hij betrekking heeft.

15.5. Een meerhoofdige raad van bestuur besluit met volstrekte meerderheid van de uitgebrachte stemmen.
Indien de raad van bestuur uit drie of meer leden bestaat, geldt de stem van de voorzitter van de raad van bestuur in het geval van staking van stemmen als doorslaggevende stem. Indien de raad van bestuur uit twee leden bestaat is een voorstel bij staking van stemmen verworpen.

15.6. Leden van de raad van bestuur kunnen alle besluiten die zij in vergadering kunnen

besluiten worden genomen omtrent alle aangekondigde onderwerpen, ongeacht het aantal leden van de raad van bestuur dat ter vergadering aanwezig of vertegenwoordigd is. De leden van de raad van bestuur kunnen ook telefonisch aan de vergadering deelnemen, mits alle aan de vergadering deelnemende leden elkaar kunnen horen en toespreken.

15.4. Ieder lid van de raad van bestuur, kan zich ter vergadering door een ander lid van de raad van bestuur doen vertegenwoordigen door het verlenen van een schriftelijke volmacht. In de volmacht kan slechts een vergadering worden vermeld, waarop hij betrekking heeft.

15.5. Een meerhoofdige raad van bestuur besluit met volstrekte meerderheid van de uitgebrachte stemmen.
Indien de raad van bestuur uit drie of meer leden bestaat, geldt de stem van de voorzitter van de raad van bestuur in het geval van staking van stemmen als doorslaggevende stem. Indien de raad van bestuur uit twee leden bestaat is een voorstel bij staking van stemmen verworpen.

15.6. Leden van de raad van bestuur kunnen alle besluiten die zij in vergadering kunnen nemen, ook buiten vergadering nemen, mits dit schriftelijk geschiedt, alle leden van de raad van bestuur zich uitspreken en de meerderheid van de leden van de raad van bestuur zich ten gunste van het betrokken voorstel uitspreekt. De bescheiden waaruit van de besluitvorming blijkt, worden ten kantore van de vennootschap bewaard en zijn voor ieder lid van de raad van bestuur ter inzage.

15.7. Ingeval van belet of ontstentenis van een of meer leden van de raad van bestuur zijn de overige leden of is het enig overblijvende lid tijdelijk met het bestuur van de vennootschap belast.
Ingeval van belet of ontstentenis van alle leden van de raad van bestuur of van het enig lid is de persoon die daartoe door de raad van commissarissen, al dan niet uit zijn midden, is of wordt aangewezen, tijdelijk met het bestuur van de vennootschap belast. Bij gebreke van een aanwijzing door de raad van commissarissen, is de raad van commissarissen voorlopig met het bestuur belast.
Het in de statuten omtrent de raad van bestuur en de lid/leden bepaalde is op de in dit lid bedoelde pers(o)n(en) van

nemen, ook buiten vergadering nemen, mits dit schriftelijk geschiedt, alle leden van de raad van bestuur zich uitspreken en de meerderheid van de leden van de raad van bestuur zich ten gunste van het betrokken voorstel uitspreekt. De bescheiden waaruit van de besluitvorming blijkt, worden ten kantore van de vennootschap bewaard en zijn voor ieder lid van de raad van bestuur ter inzage.

15.7. Ingeval van belet of ontstentenis van een of meer leden van de raad van bestuur zijn de overige leden of is het enig overblijvende lid tijdelijk met het bestuur van de vennootschap belast.
Ingeval van belet of ontstentenis van alle leden van de raad van bestuur of van het enig lid is de persoon die daartoe door de raad van commissarissen, al dan niet uit zijn midden, is of wordt aangewezen, tijdelijk met het bestuur van de vennootschap belast. Bij gebreke van een aanwijzing door de raad van commissarissen, is de raad van commissarissen voorlopig met het bestuur belast.
Het in de statuten omtrent de raad van bestuur en de lid/leden bepaalde is op de in dit lid bedoelde pers(o)n(en) van

overeenkomstige toepassing.
Ingeval van ontstentenis neemt de raad van commissarissen zo spoedig mogelijk de nodige maatregelen teneinde een definitieve voorziening te doen treffen.

15.8. De raad van bestuur en de raad van commissarissen verschaffen aan de algemene vergadering alle door haar gewenste inlichtingen, tenzij een zwaarwichtig belang van de vennootschap zich daartegen verzet.

Vertegenwoordiging.

Artikel 16.

16.1. De raad van bestuur vertegenwoordigt de vennootschap. De bevoegdheid tot vertegenwoordiging komt mede toe aan ieder lid van de raad van bestuur afzonderlijk.

16.2. Indien een lid van de raad van bestuur in privé een rechtshandeling verricht waarbij ook de vennootschap partij is, of indien een lid van de raad van bestuur in privé een procedure, anders dan bedoeld in artikel 15 van Boek 2, tegen de vennootschap voert, is iedere commissaris bevoegd de vennootschap te vertegenwoordigen. De raad van commissarissen is evenwel steeds bevoegd een of meer andere personen daartoe aan te wijzen; de raad van

overeenkomstige toepassing.
Ingeval van ontstentenis neemt de raad van commissarissen zo spoedig mogelijk de nodige maatregelen teneinde een definitieve voorziening te doen treffen.

15.8. De raad van bestuur en de raad van commissarissen verschaffen aan de algemene vergadering alle door haar gewenste inlichtingen, tenzij een zwaarwichtig belang van de vennootschap zich daartegen verzet.

Vertegenwoordiging.

Artikel 16.

16.1. De raad van bestuur vertegenwoordigt de vennootschap. De bevoegdheid tot vertegenwoordiging komt mede toe aan ieder lid van de raad van bestuur afzonderlijk.

16.2. Indien een lid van de raad van bestuur in privé een rechtshandeling verricht waarbij ook de vennootschap partij is, of indien een lid van de raad van bestuur in privé een procedure, anders dan bedoeld in artikel 15 van Boek 2, tegen de vennootschap voert, is iedere commissaris bevoegd de vennootschap te vertegenwoordigen. De raad van commissarissen is evenwel steeds bevoegd een of meer andere personen daartoe aan te wijzen; de raad commissarissen is in die aanwijzing geheel vrij, tenzij de algemene vergadering daartoe een persoon aanwijst. Indien een lid van de raad van bestuur niet in privé zijnde op een andere wijze dan in de eerste zin van dit lid omschreven een belang heeft dat strijdig is met dat van de vennootschap, is hij, evenals ieder ander lid van de raad van bestuur, bevoegd de vennootschap te vertegenwoordigen.

16.3. De raad van bestuur kan aan een of meer personen procuratie verlenen en zodanige bevoegdheid wijzigen of intrekken.

Beperkingen van de bestuursbevoegdheid.

Artikel 17.

17.1. Voorafgaande goedkeuring van de raad van commissarissen is vereist voor besluiten van de raad van bestuur omtrent:

a. uitgifte en verkrijging van aandelen in en schuldbrieven ten laste van de vennootschap of van schuldbrieven ten laste van een commanditaire vennootschap of vennootschap onder firma waarvan de vennootschap volledig aansprakelijk vennote is;

b. aanvrage van notering of van intrekking van de notering van de onder a bedoelde stukken in de

van commissarissen is in die aanwijzing geheel vrij, tenzij de algemene vergadering daartoe een persoon aanwijst. Indien een lid van de raad van bestuur niet in privé zijnde op een andere wijze dan in de eerste zin van dit lid omschreven een belang heeft dat strijdig is met dat van de vennootschap, is hij, evenals ieder ander lid van de raad van bestuur, bevoegd de vennootschap te vertegenwoordigen.

16.3. De raad van bestuur kan aan een of meer personen procuratie verlenen en zodanige bevoegdheid wijzigen of intrekken.

Beperkingen van de bestuursbevoegdheid.

Artikel 17.

17.1. Voorafgaande goedkeuring van de raad van commissarissen is vereist voor besluiten van de raad van bestuur omtrent:

a. uitgifte en verkrijging van aandelen in en schuldbrieven ten laste van de vennootschap;

b. aanvrage van notering of van intrekking van de notering van de onder a bedoelde stukken in de

Voorgesteld wordt om sub a te vereenvoudigen, sub c te schrappen (deze bepaling staat immers reeds in artikel 17 lid 5 sub b) en sub e tot en met k te hernummeren in sub d tot en met j.

	prijscourant van enige beurs;		prijscourant van enige beurs;
c.	het aangaan of verbreken van duurzame samenwerking van de vennootschap of een afhankelijke maatschappij met een andere rechtspersoon of vennootschap dan wel als volledig aansprakelijk vennote in een commanditaire vennootschap of vennootschap onder firma, indien deze samenwerking of verbreking van ingrijpende betekenis is;		
d.	het nemen van een deelneming ter waarde van ten minste een vierde van het bedrag van het geplaatste kapitaal met de reserves volgens de balans met toelichting van de vennootschap, door haar of een afhankelijke maatschappij in het kapitaal van een andere vennootschap, alsmede het ingrijpend vergroten of verminderen van zulk een deelneming;	c.	het nemen van een deelneming ter waarde van ten minste een vierde van het bedrag van het geplaatste kapitaal met de reserves volgens de balans met toelichting van de vennootschap, door haar of een afhankelijke maatschappij in het kapitaal van een andere vennootschap, alsmede het ingrijpend vergroten of verminderen van zulk een deelneming;
e.	investeringen, welke een door de raad van commissarissen vast te stellen en aan de raad van bestuur mede te delen bedrag te boven gaan of, zo dat minder is, een bedrag gelijk aan ten minste een vierde	d.	investeringen, welke een door de raad van commissarissen vast te stellen en aan de raad van bestuur mede te delen bedrag te boven gaan of, zo dat minder is, een bedrag gelijk aan ten minste een vierde

gedeelte van het geplaatste kapitaal met de reserves van de vennootschap volgens haar balans met toelichting vereisen;

f. een voorstel tot wijziging van de statuten;

g. een voorstel tot ontbinding van de vennootschap;

h. aangifte van faillissement en aanvraag van surséance van betaling;

i. beëindiging van de dienstbetrekking van een aanmerkelijk aantal werknemers van de vennootschap of van een afhankelijke maatschappij tegelijkertijd of binnen een kort tijdsbestek;

j. ingrijpende wijziging in de arbeidsomstandigheden van een aanmerkelijk aantal werknemers van de vennootschap of van een afhankelijke maatschappij;

k. een voorstel tot vermindering van het geplaatste kapitaal.

17.2. Besluiten van de raad van bestuur, voor zover niet reeds vallende onder een van de in lid 1 van dit artikel genoemde letters, en als bepaald door de raad van commissarissen zijn onderworpen aan de

gedeelte van het geplaatste kapitaal met de reserves van de vennootschap volgens haar balans met toelichting vereisen;

e. een voorstel tot wijziging van de statuten;

f. een voorstel tot ontbinding van de vennootschap;

g. aangifte van faillissement en aanvraag van surséance van betaling;

h. beëindiging van de dienstbetrekking van een aanmerkelijk aantal werknemers van de vennootschap of van een afhankelijke maatschappij tegelijkertijd of binnen een kort tijdsbestek;

i. ingrijpende wijziging in de arbeidsomstandigheden van een aanmerkelijk aantal werknemers van de vennootschap of van een afhankelijke maatschappij;

j. een voorstel tot vermindering van het geplaatste kapitaal.

17.2. Besluiten van de raad van bestuur, voor zover niet reeds vallende onder een van de in lid 1 van dit artikel genoemde letters, en als bepaald door de raad van commissarissen zijn onderworpen aan de goedkeuring van de raad van commissarissen mits de raad van commissarissen zorgvuldig zulke bestuursbesluiten zal omschrijven en de raad van bestuur daarvan op de hoogte zal stellen.

17.3. Door de raad van commissarissen gegeven aanwijzingen met betrekking tot de algemene lijnen van het te voeren financiële, sociale, economische en personeelsbeleid dienen door de raad van bestuur te worden opgevolgd.

17.4. Besluiten van de raad van bestuur als bepaald door de vergadering van houders van cumulatief preferente aandelen A zijn onderworpen aan de goedkeuring van de raad van commissarissen en van de vergadering van houders van cumulatief preferente aandelen A mits de vergadering van houders van cumulatief preferente aandelen A zorgvuldig zulke bestuursbesluiten zal omschrijven en de raad van bestuur daarvan op de hoogte zal stellen.

17.5. Onverminderd het elders in deze statuten bepaalde behoeft de raad van bestuur de voorafgaande goedkeuring van de raad van commissarissen en de algemene vergadering voor besluiten van de raad van

goedkeuring van de raad van commissarissen mits de raad van commissarissen zorgvuldig zulke bestuursbesluiten zal omschrijven en de raad van bestuur daarvan op de hoogte zal stellen.

17.3. Door de raad van commissarissen gegeven aanwijzingen met betrekking tot de algemene lijnen van het te voeren financiële, sociale, economische en personeelsbeleid dienen door de raad van bestuur te worden opgevolgd.

17.4. Besluiten van de raad van bestuur als bepaald door de vergadering van houders van cumulatief preferente aandelen A zijn onderworpen aan de goedkeuring van de raad van commissarissen en van de vergadering van houders van cumulatief preferente aandelen A mits de vergadering van houders van cumulatief preferente aandelen A zorgvuldig zulke bestuursbesluiten zal omschrijven en de raad van bestuur daarvan op de hoogte zal stellen.

17.5. Onverminderd het elders in deze statuten bepaalde behoeft de raad van bestuur de voorafgaande goedkeuring van de raad van commissarissen en de algemene vergadering voor besluiten van de raad van bestuur omtrent een belangrijke verandering van de identiteit of het karakter van de vennootschap of de onderneming, waaronder in ieder geval:

a. overdracht van de onderneming of vrijwel de gehele onderneming aan een derde;
b. het aangaan of verbreken van duurzame samenwerking van de vennootschap of een dochtermaatschappij met een andere rechtspersoon of vennootschap dan wel als volledig aansprakelijke vennote in een commanditaire vennootschap of vennootschap onder firma, indien deze samenwerking of verbreking van ingrijpende betekenis is voor de vennootschap;
c. het nemen of afstoten van een deelneming in het kapitaal van een vennootschap ter waarde van ten minste een derde van het bedrag van de activa volgens de geconsolideerde balans met toelichting volgens de laatst vastgestelde jaarrekening van de vennootschap, door haar of een dochtermaatschappij.

bestuur omtrent een belangrijke verandering van de identiteit of het karakter van de vennootschap of de onderneming, waaronder in ieder geval:

a. overdracht van de onderneming of vrijwel de gehele onderneming aan een derde;
b. het aangaan of verbreken van duurzame samenwerking van de vennootschap of een dochtermaatschappij met een andere rechtspersoon of vennootschap dan wel als volledig aansprakelijke vennote in een commanditaire vennootschap of vennootschap onder firma, indien deze samenwerking of verbreking van ingrijpende betekenis is voor de vennootschap;
c. het nemen of afstoten van een deelneming in het kapitaal van een vennootschap ter waarde van ten minste een derde van het bedrag van de activa volgens de geconsolideerde balans met toelichting volgens de laatst vastgestelde jaarrekening van de vennootschap, door haar of een dochtermaatschappij.

17.6. Het ontbreken van de goedkeuring van de raad van commissarissen respectievelijk de algemene vergadering op een besluit als hiervoor in dit artikel bedoeld tast de vertegenwoordigingsbevoegdheid, als bedoeld in artikel 16, lid 1, niet aan.

Taken en bevoegdheden van de raad van commissarissen.

Artikel 18.

18.1. De raad van commissarissen heeft tot taak:

a. toezicht te houden op het beleid van de raad van bestuur en op de algemene gang van zaken in de vennootschap en de met haar verbonden onderneming;

b. de raad van bestuur met raad ter zijde te staan.

Bij de vervulling van hun taak richten de commissarissen zich naar het belang van de vennootschap en de met haar verbonden onderneming.

18.2. De raad van bestuur verschaft aan de raad van commissarissen tijdig de voor de uitoefening van diens taak noodzakelijke gegevens en voorts alle door hem verlangde inlichtingen.

18.3. De leden van de raad van bestuur zijn, indien zij daartoe worden uitgenodigd, verplicht de vergaderingen van de raad van

17.6. Het ontbreken van de goedkeuring van de raad van commissarissen respectievelijk de algemene vergadering op een besluit als hiervoor in dit artikel bedoeld tast de vertegenwoordigingsbevoegdheid, als bedoeld in artikel 16, lid 1, niet aan.

Taken en bevoegdheden van de raad van commissarissen.

Artikel 18.

18.1. De raad van commissarissen heeft tot taak:

a. toezicht te houden op het beleid van de raad van bestuur en op de algemene gang van zaken in de vennootschap en de met haar verbonden onderneming;

b. de raad van bestuur met raad ter zijde te staan.

Bij de vervulling van hun taak richten de commissarissen zich naar het belang van de vennootschap en de met haar verbonden onderneming.

18.2. De raad van bestuur verschaft aan de raad van commissarissen tijdig de voor de uitoefening van diens taak noodzakelijke gegevens en voorts alle door hem verlangde inlichtingen.

18.3. De leden van de raad van bestuur zijn, indien zij daartoe worden uitgenodigd, verplicht de vergaderingen van de raad van

	commissarissen bij te wonen.		commissarissen bij te wonen.	
18.4.	De raad van commissarissen kan een of meer van zijn leden aanwijzen aan wie de bevoegdheid toekomt de gebouwen en terreinen van de vennootschap te betreden en inzage te nemen van alle boeken, bescheiden en andere gegevensdragers van de vennootschap.	18.4.	De raad van commissarissen kan een of meer van zijn leden aanwijzen aan wie de bevoegdheid toekomt de gebouwen en terreinen van de vennootschap te betreden en inzage te nemen van alle boeken, bescheiden en andere gegevensdragers van de vennootschap.	
18.5.	De raad van commissarissen kan zich in de uitoefening van zijn taak, voor rekening van de vennootschap, doen bijstaan door deskundigen.	18.5.	De raad van commissarissen kan zich in de uitoefening van zijn taak, voor rekening van de vennootschap, doen bijstaan door deskundigen.	
18.6.	De raad van commissarissen benoemt een van zijn leden tot voorzitter. De raad van commissarissen kan al dan niet uit zijn midden een secretaris benoemen.	18.6.	De raad van commissarissen benoemt een van zijn leden tot voorzitter en een van zijn leden tot vice-voorzitter. De raad van commissarissen wordt ondersteund door de secretaris van de vennootschap.	***Voorgesteld wordt om in artikel 18 lid 6 tevens de benoeming van de vice-voorzitter op te nemen.***
18.7.	De raad van commissarissen kan een van zijn leden tot gedelegeerd commissaris benoemen. De gedelegeerd commissaris heeft tot taak het onderhouden van een meer veelvuldig contact met de raad van bestuur.	18.7.	De raad van commissarissen kan een van zijn leden tot gedelegeerd commissaris benoemen. De gedelegeerd commissaris heeft tot taak het onderhouden van een meer veelvuldig contact met de raad van bestuur.	
18.8.	De functies van voorzitter van de raad van commissarissen en gedelegeerd commissaris zijn in een persoon verenigbaar.	18.8.	De functies van voorzitter van de raad van commissarissen en gedelegeerd commissaris zijn in een persoon verenigbaar.	
18.9.	Bij een of meer vacatures in de raad van commissarissen blijft hij bevoegd zijn	18.9.	Bij een of meer vacatures in de raad van commissarissen blijft hij bevoegd zijn	

	wettelijke en statutaire taken te vervullen.		wettelijke en statutaire taken te vervullen.	
		18.10.	De raad van commissarissen kan met inachtneming van deze statuten een reglement vaststellen waarin aangelegenheden de raad van commissarissen intern betreffende, waaronder mede verstaan maar niet beperkt tot besluitvorming in het geval van een tegenstrijdig belang van een of meer leden van de raad van commissarissen met de vennootschap, worden geregeld.	***Evenals thans in artikel 15 lid 2 voor de raad van bestuur is opgenomen, wordt voorgesteld om in het nieuwe lid 10 van artikel 18 de mogelijkheid op te nemen om een reglement vast te stellen voor de raad van commissarissen. Het nieuwe lid 10 is vergelijkbaar met het voorgestelde lid 2 van artikel 15. Door het nieuwe lid 10 zullen de overige leden van artikel 18 worden hernummerd.***
18.10.	Iedere commissaris kan zich ter vergadering door een andere commissaris doen vertegenwoordigen door het verlenen van een schriftelijke volmacht. In de volmacht kan slechts een vergadering worden vermeld, waarop zij betrekking heeft. De commissarissen kunnen ook telefonisch aan de vergadering deelnemen, mits alle aan de vergadering deelnemende commissarissen elkaar kunnen horen en toespreken.	18.11.	Iedere commissaris kan zich ter vergadering door een andere commissaris doen vertegenwoordigen door het verlenen van een schriftelijke volmacht. In de volmacht kan slechts een vergadering worden vermeld, waarop zij betrekking heeft. De commissarissen kunnen ook telefonisch aan de vergadering deelnemen, mits alle aan de vergadering deelnemende commissarissen elkaar kunnen horen en toespreken.	
18.11.	De raad van commissarissen besluit met volstrekte meerderheid van de uitgebrachte stemmen. Bij staking van stemmen omtrent enig voorstel waarvoor geen versterkte meerderheid is vereist, is het voorstel verworpen.	18.12.	De raad van commissarissen besluit met volstrekte meerderheid van de uitgebrachte stemmen. Bij staking van stemmen omtrent enig voorstel waarvoor geen versterkte meerderheid is vereist, is het voorstel verworpen.	

18.12. Commissarissen kunnen alle besluiten die zij in vergadering kunnen nemen, ook buiten vergadering nemen, mits dit schriftelijk geschiedt, alle commissarissen zich uitspreken en het besluit met de statutair vereiste meerderheid van de uitgebrachte stemmen wordt genomen. De bescheiden waaruit van de besluitvorming blijkt, worden ten kantore van de vennootschap bewaard en zijn voor iedere commissaris ter inzage.

18.13. Iedere commissaris, alsook de raad van bestuur is bevoegd een vergadering van de raad van commissarissen bijeen te roepen.

Bezoldiging leden raad van bestuur en raad van commissarissen.

Artikel 19.

19.1. Het beleid op het gebied van bezoldiging van de raad van bestuur wordt op voorstel van de raad van commissarissen vastgesteld door de algemene vergadering.

19.2. De bezoldiging van de leden van de raad van bestuur wordt met inachtneming van het beleid, bedoeld in lid 1, vastgesteld door de raad van commissarissen.
De raad van commissarissen legt ten aanzien van regelingen van bezoldigingen in de vorm van aandelen of rechten tot het nemen van aandelen een voorstel ter

18.13. Commissarissen kunnen alle besluiten die zij in vergadering kunnen nemen, ook buiten vergadering nemen, mits dit schriftelijk geschiedt, alle commissarissen zich uitspreken en het besluit met de statutair vereiste meerderheid van de uitgebrachte stemmen wordt genomen. De bescheiden waaruit van de besluitvorming blijkt, worden ten kantore van de vennootschap bewaard en zijn voor iedere commissaris ter inzage.

18.14. Iedere commissaris, alsook de raad van bestuur is bevoegd een vergadering van de raad van commissarissen bijeen te roepen.

Bezoldiging leden raad van bestuur en raad van commissarissen.

Artikel 19.

19.1. Het beleid op het gebied van bezoldiging van de raad van bestuur wordt op voorstel van de raad van commissarissen vastgesteld door de algemene vergadering.

19.2. De bezoldiging van de leden van de raad van bestuur wordt met inachtneming van het beleid, bedoeld in lid 1, vastgesteld door de raad van commissarissen.
De raad van commissarissen legt ten aanzien van regelingen van bezoldigingen in de vorm van aandelen of rechten tot het nemen van aandelen een voorstel ter

goedkeuring voor aan de algemene vergadering. In het voorstel moet ten minste zijn bepaald hoeveel aandelen of rechten tot het nemen van aandelen aan de raad van bestuur mogen worden toegekend en welke criteria gelden voor toekenning of wijziging. Het ontbreken van de goedkeuring van de algemene vergadering tast de vertegenwoordigingsbevoegdheid van de raad van commissarissen niet aan.	goedkeuring voor aan de algemene vergadering. In het voorstel moet ten minste zijn bepaald hoeveel aandelen of rechten tot het nemen van aandelen aan de raad van bestuur mogen worden toegekend en welke criteria gelden voor toekenning of wijziging. Het ontbreken van de goedkeuring van de algemene vergadering tast de vertegenwoordigingsbevoegdheid van de raad van commissarissen niet aan.	
19.3. De algemene vergadering stelt op voorstel van de raad van commissarissen de beloning van de leden van de raad van commissarissen vast, welke zal bestaan uit een vast jaarlijks bedrag. Aan een commissaris worden geen aandelen en/of rechten op aandelen bij wijze van bezoldiging toegekend.	19.3. De algemene vergadering stelt op voorstel van de raad van commissarissen de beloning van de leden van de raad van commissarissen vast, welke zal bestaan uit een vast jaarlijks bedrag. Aan een commissaris worden geen aandelen en/of rechten op aandelen bij wijze van bezoldiging toegekend.	
19.4. De raad van commissarissen kan aan zijn voorzitter of aan leden die ingevolge een besluit van de raad van commissarissen zijn aangewezen voor het uitoefenen van bepaalde functies of werkzaamheden van de raad van commissarissen, ten laste van de vennootschap een aanvullende beloning toekennen.		***Voorgesteld wordt om artikel 19 lid 4 te schrappen wegens strijd met artikel 2:145 BW.***
Vrijwaring leden raad van bestuur en raad van commissarissen. **Artikel 20.**	**Vrijwaring leden raad van bestuur en raad van commissarissen.** **Artikel 20.**	

Voor zover uit de wet niet anders voortvloeit, worden bestuurders en commissarissen en voormalige bestuurders en commissarissen gevrijwaard voor:

(i) de redelijke kosten van het voeren van verdediging tegen aanspraken wegens een handelen of nalaten in de uitoefening van hun functie of van een andere functie die zij op verzoek van de vennootschap vervullen of hebben vervuld;

(ii) eventuele schadevergoedingen of boetes die zij verschuldigd zijn wegens een hierboven onder (i) vermeld handelen of nalaten;

(iii) de redelijke kosten van het optreden in andere rechtsgedingen waarin zij als bestuurder of commissaris of als voormalige bestuurder of commissaris zijn betrokken met uitzondering van de gedingen waarin zij in hoofdzaak een eigen vordering geldend maken.

Een betrokkene heeft geen aanspraak op voormelde vrijwaring als hiervoor bedoeld indien en voor zover (i) door de Nederlandse rechter bij gewijsde is vastgesteld dat het handelen of nalaten van de betrokkenen kan worden gekenschetst als opzettelijk, bewust roekeloos of ernstig verwijtbaar, tenzij uit de wet anders voortvloeit of zulks in de gegeven omstandigheden naar maatstaven van redelijkheid en billijkheid onaanvaardbaar zou zijn of (ii) de kosten of het vermogensverlies van de betrokkene is gedekt door een verzekering en de verzekeraar het

Voor zover uit de wet niet anders voortvloeit, worden bestuurders en commissarissen en voormalige bestuurders en commissarissen gevrijwaard voor:

(i) de redelijke kosten van het voeren van verdediging tegen aanspraken wegens een handelen of nalaten in de uitoefening van hun functie of van een andere functie die zij op verzoek van de vennootschap vervullen of hebben vervuld;

(ii) eventuele schadevergoedingen of boetes die zij verschuldigd zijn wegens een hierboven onder (i) vermeld handelen of nalaten;

(iii) de redelijke kosten van het optreden in andere rechtsgedingen waarin zij als bestuurder of commissaris of als voormalige bestuurder of commissaris zijn betrokken met uitzondering van de gedingen waarin zij in hoofdzaak een eigen vordering geldend maken.

Een betrokkene heeft geen aanspraak op voormelde vrijwaring als hiervoor bedoeld indien en voor zover (i) door de Nederlandse rechter bij gewijsde is vastgesteld dat het handelen of nalaten van de betrokkenen kan worden gekenschetst als opzettelijk, bewust roekeloos of ernstig verwijtbaar, tenzij uit de wet anders voortvloeit of zulks in de gegeven omstandigheden naar maatstaven van redelijkheid en billijkheid onaanvaardbaar zou zijn of (ii) de kosten of het vermogensverlies van de betrokkene is gedekt door een verzekering en de verzekeraar het vermogensverlies heeft uitbetaald. De vennootschap kan ten behoeve van de betrokkene verzekeringen tegen aansprakelijkheid afsluiten. De raad van commissarissen kan ten aanzien van de bestuurders en de raad van bestuur kan ten aanzien van de commissarissen bij overeenkomst nadere uitvoering geven aan vorenstaande.

Algemene vergadering.

Bijeenroeping. Plaats van de vergadering.

Artikel 21.

21.1. Onverminderd het bepaalde in artikel 28, worden algemene vergaderingen gehouden, zo dikwijls de raad van bestuur, dan wel de raad van commissarissen dit wenst. De bevoegdheid tot bijeenroeping van de algemene vergadering komt toe aan de raad van bestuur, alsmede aan de raad van commissarissen.

21.2. De raad van bestuur dient een algemene vergadering bijeen te roepen, indien een of meer aandeelhouders die gezamenlijk ten minste een/twintigste gedeelte van het geplaatste kapitaal vertegenwoordigen, daartoe een verzoek indienen, onder nauwkeurige opgave van de te behandelen onderwerpen. Een gelijke plicht rust op de raad van commissarissen.
Indien de algemene vergadering niet binnen zes weken na het verzoek wordt

vermogensverlies heeft uitbetaald. De vennootschap kan ten behoeve van de betrokkene verzekeringen tegen aansprakelijkheid afsluiten. De raad van commissarissen kan ten aanzien van de bestuurders en de raad van bestuur kan ten aanzien van de commissarissen bij overeenkomst nadere uitvoering geven aan vorenstaande.

Algemene vergadering.

Bijeenroeping. Plaats van de vergadering.

Artikel 21.

21.1. Onverminderd het bepaalde in artikel 28, worden algemene vergaderingen gehouden, zo dikwijls de raad van bestuur, dan wel de raad van commissarissen dit wenst. De bevoegdheid tot bijeenroeping van de algemene vergadering komt toe aan de raad van bestuur, alsmede aan de raad van commissarissen.

21.2. De raad van bestuur dient een algemene vergadering bijeen te roepen, indien een of meer aandeelhouders die gezamenlijk ten minste een/twintigste gedeelte van het geplaatste kapitaal vertegenwoordigen, daartoe een verzoek indienen, onder nauwkeurige opgave van de te behandelen onderwerpen. Een gelijke plicht rust op de raad van commissarissen.
Indien de algemene vergadering niet binnen zes weken na het verzoek wordt

gehouden, zijn de verzoekers - met inachtneming van de wet en de statuten - zelf bevoegd de algemene vergadering bijeen te roepen zonder daartoe de machtiging van de voorzieningenrechter van de rechtbank nodig te hebben. Op een bijeenroeping als in de vorige zin bedoeld, is het bepaalde in lid 3 van dit artikel van overeenkomstige toepassing.
Binnen drie maanden nadat het voor de raad van bestuur aannemelijk is dat het eigen vermogen van de vennootschap is gedaald tot een bedrag gelijk aan of lager dan de helft van het gestorte deel van het kapitaal, wordt een algemene vergadering gehouden ter bespreking van zo nodig te nemen maatregelen.

21.3. Tot het bijwonen van de algemene vergadering dient iedere vergadergerechtigde te worden opgeroepen. Alle oproepingen tot algemene vergaderingen en in het algemeen alle kennisgevingen aan aandeelhouders geschieden door middel van advertenties te plaatsen in ten minste één landelijk verspreid dagblad, zomede in de Officiële Prijscourant van de te Amsterdam gevestigde naamloze vennootschap: Euronext Amsterdam N.V., tenzij deze

gehouden, zijn de verzoekers - met inachtneming van de wet en de statuten - zelf bevoegd de algemene vergadering bijeen te roepen zonder daartoe de machtiging van de voorzieningenrechter van de rechtbank nodig te hebben. Op een bijeenroeping als in de vorige zin bedoeld, is het bepaalde in lid 3 van dit artikel van overeenkomstige toepassing.
Binnen drie maanden nadat het voor de raad van bestuur aannemelijk is dat het eigen vermogen van de vennootschap is gedaald tot een bedrag gelijk aan of lager dan de helft van het gestorte deel van het kapitaal, wordt een algemene vergadering gehouden ter bespreking van zo nodig te nemen maatregelen.

21.3. Tot het bijwonen van de algemene vergadering dient iedere vergadergerechtigde te worden opgeroepen. De oproeping geschiedt op een wettelijk toegestane wijze (daaronder mede begrepen een schriftelijke oproepingsbrief, een langs elektronische weg toegezonden leesbaar en reproduceerbaar bericht en een langs elektronische weg openbaar gemaakte aankondiging). De oproeping geschiedt met inachtneming van de wettelijke

De voorgestelde wijzigingen houden verband met de implementatie van de Uitvoeringswet aandeelhoudersrechten, waarbij de uiterste datum van oproeping voor een algemene vergadering van beursvennootschappen zal worden vervroegd en de wijze van oproeping zal worden gewijzigd.

statuten anders bepalen.
Houders van aandelen op naam worden daarenboven ter vergadering opgeroepen door middel van een schriftelijk convocatie, verzonden aan de in artikel 7 bedoelde adressen. Op het niet ontvangen van een convocatie, als bedoeld in de vorige zin, kan geen beroep worden gedaan teneinde de geldigheid van de vergadering te betwisten.
Onverminderd de voorschriften van Euronext Amsterdam N.V., kan de raad van bestuur, onder goedkeuring van de raad van commissarissen, besluiten dat de in dit artikel bedoelde advertenties en/of schriftelijke convocaties (i) ten aanzien van een vergadergerechtigde die zijn vergaderrecht ontleent aan een aandeel op naam en die daarmee instemt wordt/worden vervangen door een langs de elektronische weg toegezonden leesbaar en reproduceerbaar bericht aan het adres dat door hem voor dit doel aan de vennootschap bekend is gemaakt en/of (ii) ten aanzien van vergadergerechtigden die hun vergaderrechten ontlenen aan een aandeel aan toonder wordt vervangen door een aankondiging op de website van de vennootschap. De oproeping dient niet later

oproepingstermijn.

	Current text		Proposed text	Explanation
	te geschieden dan op de vijftiende dag voor de dag waarop de vergadering wordt gehouden.			
21.4.	Bij de oproeping worden de te behandelen onderwerpen vermeld, tenzij de agenda ten kantore van de vennootschap en op zodanige plaatsen als bij de oproeping zal worden medegedeeld, ter inzage voor aandeelhouders en andere vergadergerechtigden - die daarvan alsdan kosteloos afschrift kunnen verkrijgen - wordt nedergelegd en daarvan bij de oproeping mededeling wordt gedaan. Van een voorstel tot statutenwijziging of tot kapitaalvermindering moet - onverminderd het bepaalde in artikel 22, lid 9 - echter steeds bij de oproeping zelf mededeling worden gedaan.	21.4.	De oproeping vermeldt de te behandelen onderwerpen alsmede de overige krachtens de wet of deze statuten vereiste informatie.	***Deze wijziging houdt verband met de implementatie van de Uitvoeringswet aandeelhoudersrechten die, zodra deze in werking zal zijn getreden, nadere eisen stelt aan de oproeping.***
	Indien het betreft een voorstel tot statutenwijziging of kapitaalvermindering wordt tegelijkertijd met de oproeping een afschrift van het voorstel, waarin de voorgestelde statutenwijziging respectievelijk waarin het doel van de kapitaalvermindering en de wijze van uitvoering woordelijk is/zijn opgenomen, tot de afloop van de algemene vergadering, waarin het besluit omtrent dat voorstel is genomen, voor iedere aandeelhouder en		Indien het betreft een voorstel tot statutenwijziging of kapitaalvermindering wordt tegelijkertijd met de oproeping een afschrift van het voorstel, waarin de voorgestelde statutenwijziging respectievelijk waarin het doel van de kapitaalvermindering en de wijze van uitvoering woordelijk is/zijn opgenomen, tot de afloop van de algemene vergadering, waarin het besluit omtrent dat voorstel is genomen, voor iedere aandeelhouder en	

iedere andere vergadergerechtigde ter inzage gelegd ten kantore van de vennootschap en op zodanige plaatsen als bij de oproeping zal worden medegedeeld. De afschriften zijn op vorenbedoelde plaatsen voor aandeelhouders en andere vergadergerechtigden gratis verkrijgbaar. Omtrent onderwerpen, ten aanzien waarvan niet is voldaan aan het hiervoor in dit lid bepaalde en waarvan de behandeling niet alsnog op overeenkomstige wijze en met inachtneming van de voor de oproeping gestelde termijn is aangekondigd, kunnen geen geldige besluiten worden genomen.

21.5. Aandeelhouders vertegenwoordigende ten minste een procent (1%) van het geplaatste kapitaal of aandeelhouders die ten minste een waarde van vijftig miljoen euro (EUR 50.000.000,--) vertegenwoordigen, hebben het recht een agenda-punt voor te stellen, mits zij hun voorstellen bij aangetekend schrijven bij de raad van bestuur of de raad van commissarissen indienen vergezeld van bewijsstukken van aandeelhouderschap.
Indien hun voorstellen ten minste zestig dagen vóór de dag waarop de algemene vergadering zal worden gehouden bij de raad van bestuur of de raad van

iedere andere vergadergerechtigde ter inzage gelegd ten kantore van de vennootschap en op zodanige plaatsen als bij de oproeping zal worden medegedeeld. De afschriften zijn op vorenbedoelde plaatsen voor aandeelhouders en andere vergadergerechtigden gratis verkrijgbaar. Omtrent onderwerpen, ten aanzien waarvan niet is voldaan aan het hiervoor in dit lid bepaalde en waarvan de behandeling niet alsnog op overeenkomstige wijze en met inachtneming van de voor de oproeping gestelde termijn is aangekondigd, kunnen geen geldige besluiten worden genomen.

21.5. Aandeelhouders vertegenwoordigende ten minste een procent (1%) van het geplaatste kapitaal of aandeelhouders die ten minste een waarde van vijftig miljoen euro (EUR 50.000.000,--) vertegenwoordigen, hebben het recht een agenda-punt voor te stellen, mits zij hun voorstellen bij aangetekend schrijven bij de raad van bestuur of de raad van commissarissen indienen vergezeld van bewijsstukken van aandeelhouderschap.
Indien hun voorstellen ten minste zestig dagen vóór de dag waarop de algemene vergadering zal worden gehouden bij de raad van bestuur of de raad van

commissarissen zijn ingediend, is de raad van bestuur of de raad van commissarissen daartoe verplicht, tenzij naar het oordeel van de raad van bestuur of de raad van commissarissen er zwaarwichtige belangen van de vennootschap zijn die zich daartegen verzetten.
Als bewijsstuk van houderschap van aandelen aan toonder als in de eerste zin van dit lid bedoeld, geldt een schriftelijke verklaring van een Aangesloten Instelling inhoudende dat de in die verklaring genoemde hoeveelheid gewone aandelen aan toonder behoort tot haar verzameldepot en dat de in de verklaring genoemde persoon tot de genoemde gewone aandelen Deelgenoot in haar verzameldepot is.

21.6. Schriftelijke verzoeken als bedoeld in artikel 2:110, eerste lid en artikel 2:114a, eerste lid, Boek 2 van het Burgerlijk Wetboek kunnen elektronisch worden vastgelegd. Verzoeken als bedoeld in artikel 2:110, eerste lid en artikel 2:114a eerste lid, Boek 2 van het Burgerlijk Wetboek dienen te voldoen aan door de raad van bestuur, onder goedkeuring van de raad van commissarissen te stellen voorwaarden, welke voorwaarden op de website van de

commissarissen zijn ingediend, is de raad van bestuur of de raad van commissarissen daartoe verplicht, tenzij naar het oordeel van de raad van bestuur of de raad van commissarissen er zwaarwichtige belangen van de vennootschap zijn die zich daartegen verzetten.
Als bewijsstuk van houderschap van aandelen aan toonder als in de eerste zin van dit lid bedoeld, geldt een schriftelijke verklaring van een Aangesloten Instelling inhoudende dat de in die verklaring genoemde hoeveelheid gewone aandelen aan toonder behoort tot haar verzameldepot en dat de in de verklaring genoemde persoon tot de genoemde gewone aandelen Deelgenoot in haar verzameldepot is.

21.6. Schriftelijke verzoeken als bedoeld in artikel 2:110, eerste lid en artikel 2:114a, eerste lid, Boek 2 van het Burgerlijk Wetboek kunnen elektronisch worden vastgelegd. Verzoeken als bedoeld in artikel 2:110, eerste lid en artikel 2:114a eerste lid, Boek 2 van het Burgerlijk Wetboek dienen te voldoen aan door de raad van bestuur, onder goedkeuring van de raad van commissarissen te stellen voorwaarden, welke voorwaarden op de website van de vennootschap worden geplaatst.

21.7. Algemene vergaderingen worden gehouden in Amersfoort, Boxmeer, Amsterdam, Rotterdam, Den Haag, of in de gemeente Haarlemmermeer (Luchthaven Schiphol).

Toegang tot en leiding van de algemene vergadering.

Artikel 22.

22.1. De vergadergerechtigden zijn gerechtigd de algemene vergadering bij te wonen, aldaar het woord te voeren en, voor zover aan hen stemrecht toekomt, te stemmen. Het recht de algemene vergadering bij te wonen komt tevens toe aan ieder lid van de raad van bestuur die niet is geschorst, aan iedere commissaris die niet is geschorst, en voorts aan iedere persoon die tot het bijwonen van de algemene vergadering of een gedeelte daarvan is uitgenodigd door de voorzitter van de betrokken vergadering.

22.2. Aandeelhouders en andere vergadergerechtigden kunnen zich ter vergadering door een schriftelijk gevolmachtigde doen vertegenwoordigen.

22.3. De raad van bestuur kan, onder goedkeuring van de raad van commissarissen, besluiten dat iedere vergadergerechtigde bevoegd is om door middel van een elektronisch

vennootschap worden geplaatst.

21.7. Algemene vergaderingen worden gehouden in Amersfoort, Boxmeer, Amsterdam, Rotterdam, Den Haag, of in de gemeente Haarlemmermeer (Luchthaven Schiphol).

Toegang tot en leiding van de algemene vergadering.

Artikel 22.

22.1. De vergadergerechtigden zijn gerechtigd de algemene vergadering bij te wonen, aldaar het woord te voeren en, voor zover aan hen stemrecht toekomt, te stemmen. Het recht de algemene vergadering bij te wonen komt tevens toe aan ieder lid van de raad van bestuur die niet is geschorst, aan iedere commissaris die niet is geschorst, en voorts aan iedere persoon die tot het bijwonen van de algemene vergadering of een gedeelte daarvan is uitgenodigd door de voorzitter van de betrokken vergadering.

22.2. Aandeelhouders en andere vergadergerechtigden kunnen zich ter vergadering door een schriftelijk gevolmachtigde doen vertegenwoordigen.

22.3. De raad van bestuur kan, onder goedkeuring van de raad van commissarissen, besluiten dat iedere vergadergerechtigde bevoegd is om door middel van een elektronisch

	communicatiemiddel rechtstreeks kennis te nemen van de verhandelingen ter vergadering.		communicatiemiddel rechtstreeks kennis te nemen van de verhandelingen ter vergadering.	
22.4.	De raad van bestuur kan, onder goedkeuring van de raad van commissarissen, besluiten dat iedere stemgerechtigde vergadergerechtigde bevoegd is om door middel van een elektronisch communicatiemiddel, hetzij in persoon, hetzij bij een schriftelijk gevolmachtigde, het stemrecht uit te oefenen. Daartoe is vereist dat de stemgerechtigde vergadergerechtigde via het elektronische communicatiemiddel kan worden geïdentificeerd en rechtstreeks kan kennisnemen van de verhandelingen ter vergadering. De raad van bestuur kan, onder goedkeuring van de raad van commissarissen, voorwaarden verbinden aan het gebruik van het elektronisch communicatiemiddel, welke voorwaarden bij de oproeping tot de algemene vergadering van aandeelhouders bekend worden gemaakt en op de website van de vennootschap worden geplaatst.	22.4.	De raad van bestuur kan, onder goedkeuring van de raad van commissarissen, besluiten dat iedere (stemgerechtigde) vergadergerechtigde bevoegd is om door middel van een elektronisch communicatiemiddel, hetzij in persoon, hetzij bij een schriftelijk gevolmachtigde, het stemrecht uit te oefenen en/of aan de algemene vergadering deel te nemen. Daartoe is vereist dat de (stemgerechtigde) vergadergerechtigde via het elektronische communicatiemiddel kan worden geïdentificeerd en rechtstreeks kan kennisnemen van de verhandelingen ter vergadering. De raad van bestuur kan, onder goedkeuring van de raad van commissarissen, voorwaarden verbinden aan het gebruik van het elektronisch communicatiemiddel, welke voorwaarden bij de oproeping tot de algemene vergadering bekend worden gemaakt en op de website van de vennootschap worden geplaatst.	***Voorgesteld wordt om artikel 22 lid 4 ook te laten gelden voor niet-stemgerechtigde vergadergerechtigden.***
22.5.	De raad van bestuur kan bepalen dat als stem- en vergadergerechtigden hebben te	22.5.	Uitsluitend indien de wet geen vast registratietijdstip voorschrijft, stelt de raad	***De voorgestelde wijziging vloeit voort uit de implementatie van de Uitvoeringswet***

gelden zij die (i) op een door de raad van bestuur te bepalen tijdstip aandeelhouder zijn casu quo als aandeelhouder worden beschouwd, dat tijdstip hierna te noemen: het "registratietijdstip", en (ii) als zodanig zijn ingeschreven in een door de raad van bestuur aangewezen register (of een of meer delen daarvan), hierna te noemen: het "register", mits (iii) de houder van het register op verzoek van de desbetreffende aandeelhouder casu quo persoon die als aandeelhouder wordt beschouwd vóór de algemene vergadering schriftelijk aan de vennootschap kennis heeft gegeven dat de desbetreffende persoon voornemens is de algemene vergadering bij te wonen, ongeacht wie ten tijde van de algemene vergadering aandeelhouder is casu quo als aandeelhouder wordt beschouwd. De kennisgeving vermeldt de naam en het aantal aandelen waarvoor de hiervoor bedoelde persoon gerechtigd is de algemene vergadering bij te wonen, voorzover van toepassing vergezeld van een schriftelijke verklaring van een aangesloten instelling inhoudende dat de in die verklaring genoemde hoeveelheid gewone aandelen aan toonder behoort tot haar verzameldepot en dat de in die

van bestuur met inachtneming van het daaromtrent in de wet bepaalde, een registratietijdstip voor de algemene vergadering vast. Vergadergerechtigd zijn zij die op het registratietijdstip die rechten hebben en als zodanig zijn ingeschreven in een door de raad van bestuur aangewezen register, ongeacht wie ten tijde van de algemene vergadering vergadergerechtigd zou zijn indien een registratietijdstip als bedoeld in dit lid niet zou zijn vastgesteld. Bij de oproeping voor de vergadering wordt registratietijdstip vermeld alsmede de wijze waarop vergadergerechtigden zich kunnen laten registreren en de wijze waarop zij hun rechten kunnen uitoefenen.

aandeelhoudersrechten op grond waarvan in de toekomst een verplicht en vast registratietijdstip zal gelden.

verklaring genoemde persoon tot de genoemde gewone aandelen Deelgenoot in haar verzameldepot is. Het hiervoor onder sub (iii) bepaalde omtrent de kennisgeving aan de vennootschap geldt tevens voor de schriftelijk gevolmachtigde van een aandeelhouder casu quo persoon die als aandeelhouder wordt beschouwd.

22.6. Indien de raad van bestuur gebruik maakt van het bepaalde in het vorige lid van dit artikel, kan de raad van bestuur, onder goedkeuring van de raad van commissarissen, besluiten dat stemgerechtigde vergadergerechtigden binnen een door de raad van bestuur vast te stellen periode voorafgaande aan de algemene vergadering van aandeelhouders, welke periode niet eerder kan aanvangen dan het in het vorige lid bedoelde registratietijdstip, via een door de raad van bestuur te bepalen elektronisch communicatiemiddel hun stem kunnen uitbrengen. Stemmen uitgebracht in overeenstemming met het in de vorige zin bepaalde, worden gelijkgesteld met stemmen die ten tijde van de vergadering worden uitgebracht.

22.6. De raad van bestuur kan, onder goedkeuring van de raad van commissarissen, besluiten dat stemgerechtigde vergadergerechtigden binnen een door de raad van bestuur vast te stellen periode voorafgaande aan de algemene vergadering, welke periode niet eerder kan aanvangen dan het in het vorige lid bedoelde registratietijdstip, via een door de raad van bestuur te bepalen elektronisch communicatiemiddel en/of, indien wettelijk toegestaan, per brief hun stem kunnen uitbrengen.
Stemmen uitgebracht in overeenstemming met het in de vorige zin bepaalde, worden gelijkgesteld met stemmen die ten tijde van de vergadering worden uitgebracht.

In de Uitvoeringswet Aandeelhoudersrechten wordt bepaald dat de statuten kunnen bepalen dat stemmen voorafgaand aan de algemene vergadering óók per brief kunnen worden uitgeoefend. Om die reden wordt voorgesteld deze mogelijkheid reeds te implementeren in artikel 22 lid 6.

22.7. Maakt de raad van bestuur geen gebruik van de in lid 5 bedoelde bevoegdheid, dan

Aangezien thans het vaststellen van een registratietijdstip in artikel 22 lid 5 verplicht wordt

heeft een houder van aandelen op naam, zomede een vruchtgebruiker of pandhouder aan wie het stemrecht op de aandelen toekomt, dan wel zijn gevolmachtigde slechts toegang tot de algemene vergadering, indien hij casu quo degene, voor wie hij optreedt, als zodanig is ingeschreven in het in artikel 7 bedoelde register en de vennootschap van zijn voornemen de vergadering bij te wonen schriftelijk bericht heeft ontvangen ter plaatse en uiterlijk op de dag, gelijk in lid 8 omschreven.

22.8. Maakt de raad van bestuur geen gebruik van de in lid 5 bedoelde bevoegdheid, dan zal de vennootschap wat betreft het stemrecht en/of vergaderrecht van houders van gewone aandelen aan toonder als aandeelhouder beschouwen degene genoemd in een schriftelijke verklaring van een Aangesloten Instelling inhoudende dat de in die verklaring genoemde hoeveelheid gewone aandelen aan toonder behoort tot haar verzameldepot en dat de in de verklaring genoemde persoon tot de genoemde gewone aandelen Deelgenoot in haar verzameldepot is en tot na de vergadering zal blijven, mits de desbetreffende verklaring tijdig is

gesteld en voorts in de toekomst een vast registratietijdstip zal gelden, kunnen de leden 7 tot en met 10 van artikel 22 worden geschrapt, dienen de huidige leden 11 tot en met 16 te worden hernummerd, dient de verwijzing in het nieuwe artikel 22 lid 10 naar lid 8 te worden vervangen door een verwijzing naar lid 7 en dient de verwijzing in artikel 24 lid 6 naar de leden 10 tot en met 13 van artikel 22 te worden gewijzigd in een verwijzing naar de leden 7 tot en met 9.

gedeponeerd ten kantore van de vennootschap of op een door het bestuur te bepalen andere plaats.
In de oproeping tot de vergadering zal worden vermeld de plaats waar de verklaring van de Aangesloten Instelling moet worden gedeponeerd en de dag waarop de deponering van de verklaring van de Aangesloten Instelling uiterlijk moet plaatshebben; deze dag kan niet vroeger worden gesteld dan op de zevende dag voor de dag van de vergadering.

22.9. De oproeping tot een algemene vergadering zal steeds van het hiervoor in de leden 7 en 8 bepaalde melding maken.

22.10. Het in lid 5 bedoelde registratietijdstip kan niet vroeger gesteld worden dan op een tijdstip op de dertigste dag en niet later dan op een tijdstip op de derde dag vóór die van de algemene vergadering. Bij de oproeping voor de algemene vergadering worden die tijdstippen voor zover van toepassing vermeld, alsmede waar en de wijze waarop registratie dient te geschieden.

22.11. Alvorens tot een vergadering te worden toegelaten moet een aandeelhouder of een andere vergadergerechtigde of zijn gevolmachtigde een presentielijst tekenen, onder vermelding van zijn naam en voor

22.7. Alvorens tot een vergadering te worden toegelaten moet een aandeelhouder of een andere vergadergerechtigde of zijn gevolmachtigde een presentielijst tekenen, onder vermelding van zijn naam en voor zover van toepassing van het aantal stemmen, dat door hem kan worden uitgebracht. Indien het een gevolmachtigde van een aandeelhouder betreft, wordt/worden tevens de naam (namen) vermeld van degene(n) voor wie de gevolmachtigde optreedt.

22.12. De algemene vergadering wordt voorgezeten door de voorzitter van de raad van commissarissen, die evenwel, ook indien hij zelf ter vergadering aanwezig is, iemand anders in zijn plaats met de leiding der vergadering kan belasten. Bij afwezigheid van de voorzitter van de raad van commissarissen, zonder dat hij iemand anders met de leiding der vergadering belast heeft, benoemen de ter vergadering aanwezige commissarissen een van hen tot voorzitter. Bij afwezigheid van alle commissarissen benoemt de vergadering zelf haar voorzitter. De voorzitter wijst de secretaris aan.

22.13. Het ter vergadering uitgesproken oordeel van de voorzitter omtrent de uitslag van een stemming is beslissend. Hetzelfde geldt voor de inhoud van een genomen besluit, voor zover werd gestemd over een niet schriftelijk vastgelegd voorstel. Wordt echter onmiddellijk na het uitspreken van

zover van toepassing van het aantal stemmen, dat door hem kan worden uitgebracht. Indien het een gevolmachtigde van een aandeelhouder betreft, wordt/worden tevens de naam (namen) vermeld van degene(n) voor wie de gevolmachtigde optreedt.

<u>22.8.</u> De algemene vergadering wordt voorgezeten door de voorzitter van de raad van commissarissen, die evenwel, ook indien hij zelf ter vergadering aanwezig is, iemand anders in zijn plaats met de leiding der vergadering kan belasten. Bij afwezigheid van de voorzitter van de raad van commissarissen, zonder dat hij iemand anders met de leiding der vergadering belast heeft, benoemen de ter vergadering aanwezige commissarissen een van hen tot voorzitter. Bij afwezigheid van alle commissarissen benoemt de vergadering zelf haar voorzitter. De voorzitter wijst de secretaris aan.

<u>22.9.</u> Het ter vergadering uitgesproken oordeel van de voorzitter omtrent de uitslag van een stemming is beslissend. Hetzelfde geldt voor de inhoud van een genomen besluit, voor zover werd gestemd over een niet schriftelijk vastgelegd voorstel. Wordt echter onmiddellijk na het uitspreken van

evengemeld oordeel de juistheid daarvan betwist, dan vindt een nieuwe stemming plaats, wanneer de meerderheid van de vergadering of - indien de oorspronkelijke stemming niet hoofdelijk of schriftelijk geschiedde - een stemgerechtigde aanwezige dit verlangt. Door deze nieuwe stemming vervallen de rechtsgevolgen van de oorspronkelijke stemming.

22.14. Tenzij een notarieel proces-verbaal wordt opgemaakt, wijst de voorzitter een persoon aan die met het houden van de notulen is belast.
De notulen worden hetzij door de voorzitter en de notulist van de vergadering hetzij in een volgende vergadering vastgesteld door de algemene vergadering en ten blijke daarvan ondertekend door de voorzitter en de notulist van de vergadering waarin de vaststelling geschiedt.
In het proces-verbaal casu quo de notulen wordt op basis van de in lid 8 bedoelde presentielijst het aantal ter vergadering vertegenwoordigde aandelen en het aantal uit te brengen stemmen vermeld; de in lid 8 bedoelde presentielijst maakt geen deel uit van het proces-verbaal casu quo de notulen en zal niet ter beschikking van een aandeelhouder worden gesteld, tenzij de

evengemeld oordeel de juistheid daarvan betwist, dan vindt een nieuwe stemming plaats, wanneer de meerderheid van de vergadering of - indien de oorspronkelijke stemming niet hoofdelijk of schriftelijk geschiedde - een stemgerechtigde aanwezige dit verlangt. Door deze nieuwe stemming vervallen de rechtsgevolgen van de oorspronkelijke stemming.

22.10. Tenzij een notarieel proces-verbaal wordt opgemaakt, wijst de voorzitter een persoon aan die met het houden van de notulen is belast.
De notulen worden hetzij door de voorzitter en de notulist van de vergadering hetzij in een volgende vergadering vastgesteld door de algemene vergadering en ten blijke daarvan ondertekend door de voorzitter en de notulist van de vergadering waarin de vaststelling geschiedt.
In het proces-verbaal casu quo de notulen wordt op basis van de in lid 7 bedoelde presentielijst het aantal ter vergadering vertegenwoordigde aandelen en het aantal uit te brengen stemmen vermeld; de in lid 7 bedoelde presentielijst maakt geen deel uit van het proces-verbaal casu quo de notulen en zal niet ter beschikking van een aandeelhouder worden gesteld, tenzij de

aandeelhouder aantoont dat hij daarbij een redelijk belang heeft ter toetsing van een juist verloop van de desbetreffende vergadering.
Indien de algemene vergadering, de raad van bestuur of de raad van commissarissen besluit tot het doen opmaken van een notarieel proces-verbaal, of indien een of meer aandeelhouders die gezamenlijk ten minste een/twintigste gedeelte van het geplaatste kapitaal vertegenwoordigen daartoe besluiten, verleent de raad van bestuur aan een notaris de opdracht tot het opmaken daarvan. De kosten van het proces-verbaal zijn voor rekening van de vennootschap.

22.15. Het verslag van de algemene vergadering wordt uiterlijk drie maanden na afloop van de vergadering aan aandeelhouders op verzoek ter beschikking gesteld, waarna aandeelhouders gedurende de daaropvolgende drie maanden de gelegenheid hebben om op het verslag te reageren. Het verslag wordt vervolgens vastgesteld op de wijze zoals in het vorige lid omschreven. Indien een notarieel proces-verbaal van het verhandelde in de vergadering wordt opgemaakt, vindt het hiervoor in dit lid bepaalde geen

aandeelhouder aantoont dat hij daarbij een redelijk belang heeft ter toetsing van een juist verloop van de desbetreffende vergadering.
Indien de algemene vergadering, de raad van bestuur of de raad van commissarissen besluit tot het doen opmaken van een notarieel proces-verbaal, of indien een of meer aandeelhouders die gezamenlijk ten minste een/twintigste gedeelte van het geplaatste kapitaal vertegenwoordigen daartoe besluiten, verleent de raad van bestuur aan een notaris de opdracht tot het opmaken daarvan. De kosten van het proces-verbaal zijn voor rekening van de vennootschap.

22.11. Het verslag van de algemene vergadering wordt uiterlijk drie maanden na afloop van de vergadering aan aandeelhouders op verzoek ter beschikking gesteld, waarna aandeelhouders gedurende de daaropvolgende drie maanden de gelegenheid hebben om op het verslag te reageren. Het verslag wordt vervolgens vastgesteld op de wijze zoals in het vorige lid omschreven. Indien een notarieel proces-verbaal van het verhandelde in de vergadering wordt opgemaakt, vindt het hiervoor in dit lid bepaalde geen toepassing. Een dergelijk notarieel proces-verbaal dient binnen drie maanden na afloop van de vergadering te worden opgemaakt en aan aandeelhouders op verzoek ter beschikking te worden gesteld.

22.16. Een certificaat, door de voorzitter en de secretaris van de algemene vergadering getekend, inhoudende de bevestiging dat de algemene vergadering een bepaald besluit heeft genomen, geldt als bewijs van een dergelijk besluit tegenover derden.

Stemrecht. Besluitvorming.

Artikel 23.

23.1. In de algemene vergadering geeft ieder aandeel recht op het uitbrengen van een stem.

23.2. Voor een aandeel dat toebehoort aan de vennootschap of aan een dochtermaatschappij daarvan kan in de algemene vergadering geen stem worden uitgebracht; evenmin voor een aandeel waarvan een van hen de certificaten houdt. Vruchtgebruikers en pandhouders van aandelen die aan de vennootschap en haar dochtermaatschappijen toebehoren, zijn evenwel niet van hun stemrecht uitgesloten, indien het vruchtgebruik of pandrecht was gevestigd voordat het aandeel aan de vennootschap of een dochtermaatschappij

toepassing. Een dergelijk notarieel proces-verbaal dient binnen drie maanden na afloop van de vergadering te worden opgemaakt en aan aandeelhouders op verzoek ter beschikking te worden gesteld.

22.12. Een certificaat, door de voorzitter en de secretaris van de algemene vergadering getekend, inhoudende de bevestiging dat de algemene vergadering een bepaald besluit heeft genomen, geldt als bewijs van een dergelijk besluit tegenover derden.

Stemrecht. Besluitvorming.

Artikel 23.

23.1. In de algemene vergadering geeft ieder aandeel recht op het uitbrengen van een stem.

23.2. Voor een aandeel dat toebehoort aan de vennootschap of aan een dochtermaatschappij daarvan kan in de algemene vergadering geen stem worden uitgebracht; evenmin voor een aandeel waarvan een van hen de certificaten houdt. Vruchtgebruikers en pandhouders van aandelen die aan de vennootschap en haar dochtermaatschappijen toebehoren, zijn evenwel niet van hun stemrecht uitgesloten, indien het vruchtgebruik of pandrecht was gevestigd voordat het aandeel aan de vennootschap of een dochtermaatschappij

daarvan toebehoorde.
De vennootschap of een dochtermaatschappij daarvan kan geen stem uitbrengen voor een aandeel waarop zij een pandrecht of vruchtgebruik heeft.

23.3. Bij de vaststelling in hoeverre aandeelhouders stemmen, aanwezig of vertegenwoordigd zijn of in hoeverre het aandelenkapitaal vertegenwoordigd is, wordt geen rekening gehouden met aandelen waarvoor geen stem kan worden uitgebracht.

23.4. De algemene vergadering besluit met volstrekte meerderheid van de uitgebrachte stemmen, voor zover de statuten geen grotere meerderheid voorschrijven.

23.5. Blanco stemmen en ongeldige stemmen worden als niet uitgebracht aangemerkt.

23.6. De voorzitter bepaalt de wijze van stemming, waaronder ook begrepen de mogelijkheid van stemming bij acclamatie.

23.7. Staken de stemmen bij de verkiezing van personen, dan vindt in dezelfde vergadering eenmaal een nieuwe stemming plaats; staken de stemmen dan opnieuw, dan beslist - onverminderd het bepaalde in de volgende zin - het lot.
Indien bij verkiezing tussen meer dan twee personen niemand de volstrekte

daarvan toebehoorde.
De vennootschap of een dochtermaatschappij daarvan kan geen stem uitbrengen voor een aandeel waarop zij een pandrecht of vruchtgebruik heeft.

23.3. Bij de vaststelling in hoeverre aandeelhouders stemmen, aanwezig of vertegenwoordigd zijn of in hoeverre het aandelenkapitaal vertegenwoordigd is, wordt geen rekening gehouden met aandelen waarvoor geen stem kan worden uitgebracht.

23.4. De algemene vergadering besluit met volstrekte meerderheid van de uitgebrachte stemmen, voor zover de statuten geen grotere meerderheid voorschrijven.

23.5. Blanco stemmen en ongeldige stemmen worden als niet uitgebracht aangemerkt.

23.6. De voorzitter bepaalt de wijze van stemming, waaronder ook begrepen de mogelijkheid van stemming bij acclamatie.

23.7. Staken de stemmen bij de verkiezing van personen, dan vindt in dezelfde vergadering eenmaal een nieuwe stemming plaats; staken de stemmen dan opnieuw, dan beslist - onverminderd het bepaalde in de volgende zin - het lot.
Indien bij verkiezing tussen meer dan twee personen niemand de volstrekte

meerderheid van de uitgebrachte stemmen op zich heeft verenigd, vindt herstemming plaats tussen de twee personen die het grootste aantal stemmen op zich verenigden, zonodig na tussenstemming en/of loting.
Staken de stemmen omtrent een ander voorstel dan hiervoor in dit lid bedoeld, dan wordt het voorstel geacht te zijn verworpen.

23.8. Waar de statuten bepalen dat de geldigheid van een besluit mede afhankelijk is van het ter vergadering vertegenwoordigde gedeelte van het geplaatste kapitaal en dit gedeelte niet vertegenwoordigd was, kan - voor zover elders in deze statuten niet het tegendeel is bepaald ten aanzien van een aldaar specifiek aangeduid onderwerp - een tweede vergadering worden bijeengeroepen en gehouden, waarin het besluit kan worden genomen onafhankelijk van het in die vergadering vertegenwoordigde gedeelte van het geplaatste kapitaal.
Bij de oproeping tot de tweede vergadering moet worden vermeld dat en waarom daarin een besluit kan worden genomen onafhankelijk van het in die vergadering vertegenwoordigde gedeelte van het geplaatste kapitaal.
De oproeping tot de tweede vergadering

meerderheid van de uitgebrachte stemmen op zich heeft verenigd, vindt herstemming plaats tussen de twee personen die het grootste aantal stemmen op zich verenigden, zonodig na tussenstemming en/of loting.
Staken de stemmen omtrent een ander voorstel dan hiervoor in dit lid bedoeld, dan wordt het voorstel geacht te zijn verworpen.

23.8. Waar de statuten bepalen dat de geldigheid van een besluit mede afhankelijk is van het ter vergadering vertegenwoordigde gedeelte van het geplaatste kapitaal en dit gedeelte niet vertegenwoordigd was, kan - voor zover elders in deze statuten niet het tegendeel is bepaald ten aanzien van een aldaar specifiek aangeduid onderwerp - een tweede vergadering worden bijeengeroepen en gehouden, waarin het besluit kan worden genomen onafhankelijk van het in die vergadering vertegenwoordigde gedeelte van het geplaatste kapitaal.
Bij de oproeping tot de tweede vergadering moet worden vermeld dat en waarom daarin een besluit kan worden genomen onafhankelijk van het in die vergadering vertegenwoordigde gedeelte van het geplaatste kapitaal.
De oproeping tot de tweede vergadering

heeft eerst plaats na afloop van de eerste vergadering. De tweede vergadering dient binnen zes weken na afloop van de eerste vergadering te worden gehouden.

Vergaderingen van houders van aandelen van een bepaalde soort.

Artikel 24.

24.1. Een vergadering van houders van aandelen van een bepaalde soort zal worden bijeengeroepen, zo dikwijls op grond van het bepaalde in de wet en/of de statuten een besluit van de vergadering van houders van aandelen van die bepaalde soort wordt verlangd. Voorts zijn zowel de raad van bestuur, de raad van commissarissen als een of meer houders van aandelen van een bepaalde soort die gezamenlijk ten minste een tiende gedeelte van het in de vorm van die aandelen geplaatste kapitaal vertegenwoordigen, bevoegd een vergadering van houders van aandelen van die soort bijeen te roepen.
De oproeping geschiedt op een termijn van ten minste zeven dagen, de dag van oproeping en die van de vergadering niet meegerekend.

24.2. Toegang tot de vergadering van houders van aandelen van een bepaalde soort hebben:

heeft eerst plaats na afloop van de eerste vergadering. De tweede vergadering dient binnen zes weken na afloop van de eerste vergadering te worden gehouden.

Vergaderingen van houders van aandelen van een bepaalde soort.

Artikel 24.

24.1. Een vergadering van houders van aandelen van een bepaalde soort zal worden bijeengeroepen, zo dikwijls op grond van het bepaalde in de wet en/of de statuten een besluit van de vergadering van houders van aandelen van die bepaalde soort wordt verlangd. Voorts zijn zowel de raad van bestuur, de raad van commissarissen als een of meer houders van aandelen van een bepaalde soort die gezamenlijk ten minste een tiende gedeelte van het in de vorm van die aandelen geplaatste kapitaal vertegenwoordigen, bevoegd een vergadering van houders van aandelen van die soort bijeen te roepen.
De oproeping geschiedt op een termijn van ten minste zeven dagen, de dag van oproeping en die van de vergadering niet meegerekend.

24.2. Toegang tot de vergadering van houders van aandelen van een bepaalde soort hebben:

a. de houders van aandelen van die soort;
b. andere vergadergerechtigden;
c. ieder lid van de raad van bestuur en iedere commissaris; en
d. andere personen, die door de voorzitter van de betrokken vergadering worden uitgenodigd om de vergadering bij te wonen.

24.3. De oproeping tot een vergadering van houders van cumulatief preferente aandelen A, cumulatief preferente aandelen D, cumulatief preferente aandelen E of series cumulatief preferente aandelen E geschiedt bij brief, gericht aan de houders van de hiervoor bedoelde aandelen.

24.4. In een vergadering van houders van cumulatief preferente aandelen A, cumulatief preferente aandelen D, cumulatief preferente aandelen E of een van de series cumulatief preferente aandelen E, waarin het gehele in de vorm van de betrokken aandelen geplaatste kapitaal is vertegenwoordigd kunnen, mits met algemene stemmen, geldige besluiten worden genomen, ook indien de voorschriften omtrent de plaats der vergadering, de wijze van oproeping, de

a. de houders van aandelen van die soort;
b. andere vergadergerechtigden;
c. ieder lid van de raad van bestuur en iedere commissaris; en
d. andere personen, die door de voorzitter van de betrokken vergadering worden uitgenodigd om de vergadering bij te wonen.

24.3. De oproeping tot een vergadering van houders van cumulatief preferente aandelen A, cumulatief preferente aandelen D, cumulatief preferente aandelen E of series cumulatief preferente aandelen E geschiedt schriftelijk of op leesbare en reproduceerbare wijze langs elektronische weg.

De voorgestelde wijziging maakt het mogelijk dat houders van preferente aandelen elektronisch tot vergaderingen worden opgeroepen.

24.4. In een vergadering van houders van cumulatief preferente aandelen A, cumulatief preferente aandelen D, cumulatief preferente aandelen E of een van de series cumulatief preferente aandelen E, waarin het gehele in de vorm van de betrokken aandelen geplaatste kapitaal is vertegenwoordigd kunnen, mits met algemene stemmen, geldige besluiten worden genomen, ook indien de voorschriften omtrent de plaats der vergadering, de wijze van oproeping, de termijn van oproeping en het bij de oproeping vermelden van de te behandelen onderwerpen niet in acht zijn genomen.

24.5. Staken in een vergadering van houders van aandelen van een bepaalde soort de stemmen over enig voorstel, dan is dat voorstel verworpen.

24.6. Onverminderd het hiervoor in dit artikel bepaalde, is op de vergaderingen van houders van aandelen van een bepaalde soort het bepaalde in de artikelen 21, leden 3, 4, 5 en 6, artikel 22, leden 2,3, 4 en 10 tot en met 13 en artikel 23, van overeenkomstige toepassing, met dien verstande dat op de vergaderingen van houders van gewone aandelen het bepaalde in de artikelen 21 tot en met 23 van overeenkomstige toepassing is.

Besluitvorming buiten vergadering.

Artikel 25.

25.1. Stemgerechtigde houders van cumulatief preferente aandelen A, cumulatief preferente aandelen D, cumulatief preferente aandelen E en een van de series cumulatief preferente aandelen E, stemgerechtigde pandhouders en stemgerechtigde vruchtgebruikers van die aandelen kunnen alle besluiten die zij in een vergadering van houders van aandelen

termijn van oproeping en het bij de oproeping vermelden van de te behandelen onderwerpen niet in acht zijn genomen.

24.5. Staken in een vergadering van houders van aandelen van een bepaalde soort de stemmen over enig voorstel, dan is dat voorstel verworpen.

24.6. Onverminderd het hiervoor in dit artikel bepaalde, is op de vergaderingen van houders van aandelen van een bepaalde soort het bepaalde in de artikelen 21, leden 3, 4, 5 en 6, artikel 22, leden 2, 3, 4 en 7 tot en met 9 en artikel 23, van overeenkomstige toepassing, met dien verstande dat op de vergaderingen van houders van gewone aandelen het bepaalde in de artikelen 21 tot en met 23 van overeenkomstige toepassing is.

Besluitvorming buiten vergadering.

Artikel 25.

25.1. Stemgerechtigde houders van cumulatief preferente aandelen A, cumulatief preferente aandelen D, cumulatief preferente aandelen E en een van de series cumulatief preferente aandelen E, stemgerechtigde pandhouders en stemgerechtigde vruchtgebruikers van die aandelen kunnen alle besluiten die zij in een vergadering van houders van aandelen

De verwijzing in artikel 24 lid 6 naar de leden 10 tot en met 13 van artikel 22 kan worden gewijzigd in een verwijzing naar de leden 7 tot en met 9 in verband met de voorgestelde wijziging van artikel 22.

van de desbetreffende soort kunnen nemen, ook buiten vergadering nemen, mits alle houders van de betreffende soort aandelen zich schriftelijk ten gunste van het betrokken voorstel uitspreken en mits de leden van de raad van bestuur en commissarissen in de gelegenheid zijn gesteld over het voorstel advies uit te brengen. De personen die buiten vergadering een besluit hebben genomen, stellen de raad van bestuur en de raad van commissarissen onverwijld in kennis van dat besluit.

25.2. De raad van bestuur kan, onder goedkeuring van de raad van commissarissen, besluiten dat schriftelijke besluiten als bedoeld in lid 1 van dit artikel door middel van een elektronisch communicatiemiddel kunnen worden uitgebracht. De raad van bestuur kan onder goedkeuring van de raad van commissarissen voorwaarden verbinden aan het gebruik van het elektronisch communicatiemiddel, welke voorwaarden op de website van de vennootschap worden geplaatst.

25.3. Van elk buiten vergadering genomen besluit wordt mededeling gedaan in de eerstvolgende vergadering van houders

van de desbetreffende soort kunnen nemen, ook buiten vergadering nemen, mits alle houders van de betreffende soort aandelen zich schriftelijk ten gunste van het betrokken voorstel uitspreken en mits de leden van de raad van bestuur en commissarissen in de gelegenheid zijn gesteld over het voorstel advies uit te brengen. De personen die buiten vergadering een besluit hebben genomen, stellen de raad van bestuur en de raad van commissarissen onverwijld in kennis van dat besluit.

25.2. De raad van bestuur kan, onder goedkeuring van de raad van commissarissen, besluiten dat schriftelijke besluiten als bedoeld in lid 1 van dit artikel door middel van een elektronisch communicatiemiddel kunnen worden uitgebracht. De raad van bestuur kan onder goedkeuring van de raad van commissarissen voorwaarden verbinden aan het gebruik van het elektronisch communicatiemiddel, welke voorwaarden op de website van de vennootschap worden geplaatst.

25.3. Van elk buiten vergadering genomen besluit wordt mededeling gedaan in de eerstvolgende vergadering van houders

Huidige tekst	Voorgestelde tekst	Toelichting
van aandelen van de betrokken soort. De bescheiden waaruit van de besluitvorming buiten vergadering blijkt, liggen tijdens voormelde vergadering ter inzage van de vergadergerechtigden; daarna worden deze bescheiden ingevoegd in het notulenboek.	van aandelen van de betrokken soort. De bescheiden waaruit van de besluitvorming buiten vergadering blijkt, liggen tijdens voormelde vergadering ter inzage van de vergadergerechtigden; daarna worden deze bescheiden ingevoegd in het notulenboek.	
Boekjaar. Jaarrekening.	**Boekjaar. Jaarrekening.**	
Artikel 26.	**Artikel 26.**	
26.1. Het boekjaar is gelijk aan het kalenderjaar.	26.1. Het boekjaar is gelijk aan het kalenderjaar.	
26.2. Jaarlijks binnen vijf maanden na afloop van het boekjaar van de vennootschap, behoudens verlenging van deze termijn met ten hoogste zes maanden door de algemene vergadering op grond van bijzondere omstandigheden, maakt de raad van bestuur een jaarrekening en een jaarverslag op over dat boekjaar. Bij deze stukken worden de in artikel 392, lid 1 van Boek 2 bedoelde gegevens gevoegd.	26.2. Jaarlijks binnen de daartoe bij of krachtens de wet gestelde termijn stelt de raad van bestuur algemeen verkrijgbaar: de jaarrekening, het jaarverslag, de verklaring van de accountant alsmede de overige gegevens die bij of krachtens wettelijke verplichting tezamen met de jaarrekening algemeen verkrijgbaar moeten worden gesteld.	***Deze wijziging houdt verband met de Uitvoeringswet Richtlijn Transparantie en het in verband daarmee gewijzigde artikel 5:25c Wft waarin wordt verwezen naar "het algemeen verkrijgbaar stellen" van de jaarstukken.***
26.3. De jaarrekening wordt ondertekend door ieder lid van de raad van bestuur en iedere commissaris. Indien de ondertekening van een of meer leden van de raad van bestuur en/of een of meer commissarissen ontbreekt, wordt daarvan onder opgave van reden melding gemaakt.	26.3. De jaarrekening wordt ondertekend door ieder lid van de raad van bestuur en iedere commissaris. Indien de ondertekening van een of meer leden van de raad van bestuur en/of een of meer commissarissen ontbreekt, wordt daarvan onder opgave van reden melding gemaakt.	
26.4. De vennootschap zorgt dat de opgemaakte jaarrekening en, indien vereist, het jaarverslag en de krachtens meerbedoeld	26.4. De vennootschap zorgt dat de opgemaakte jaarrekening, het jaarverslag, de verklaring van de accountant en de in lid 1 bedoelde	***Deze wijziging wordt voorgesteld ter verduidelijking.***

artikel 392 toegevoegde gegevens zo spoedig mogelijk, doch niet later dan met ingang van de datum van oproeping tot de algemene vergadering, bestemd tot hun behandeling, op het kantoor van de vennootschap aanwezig zijn en ter plaatse in de oproeping vermeld. Aandeelhouders en andere vergadergerechtigden kunnen die stukken aldaar inzien en er kosteloos een afschrift van verkrijgen. Derden kunnen op vorenbedoelde plaatsen een afschrift tegen kostprijs verkrijgen.

Accountant.

Artikel 27.

27.1. De algemene vergadering verleent aan een registeraccountant of andere deskundige, als bedoeld in artikel 393 van Boek 2 -

overige gegevens zo spoedig mogelijk, doch niet later dan met ingang van de datum van oproeping tot de algemene vergadering, bestemd tot hun behandeling, op het kantoor van de vennootschap aanwezig zijn en ter plaatse in de oproeping vermeld. Aandeelhouders en andere vergadergerechtigden kunnen die stukken aldaar inzien en er kosteloos een afschrift van verkrijgen. Derden kunnen op vorenbedoelde plaatsen een afschrift tegen kostprijs verkrijgen.

26.5. Indien een verklaring omtrent de getrouwheid van de jaarrekening is vereist en de algemene vergadering geen kennis heeft kunnen nemen van die verklaring, kan de jaarrekening niet worden vastgesteld, tenzij onder de overige gegevens een wettige grond wordt medegedeeld waarom de verklaring ontbreekt.

26.6. Indien de jaarrekening gewijzigd wordt vastgesteld, kunnen de aandeelhouders en de andere vergadergerechtigden daarvan kosteloos een afschrift verkrijgen.

Accountant.

Artikel 27.

27.1. De algemene vergadering verleent aan een registeraccountant of andere deskundige, als bedoeld in artikel 393 van Boek 2 -

Voorgesteld wordt artikel 28 leden 3 en 4 te verplaatsen naar artikel 26 lid 5 respectievelijk artikel 26 lid 6.

	beiden hierna aan te duiden als: de deskundige - dan wel een organisatie waarin zodanige deskundigen samenwerken, de opdracht tot onderzoek van de opgemaakte jaarrekening. Gaat de algemene vergadering daartoe niet over, dan is de raad van commissarissen of - zo deze daartoe niet overgaat - de raad van bestuur bevoegd en verplicht de opdracht te verlenen. De algemene vergadering en degene die de opdracht heeft verleend kan de opdracht, als hiervoor in dit lid bedoeld, te allen tijde intrekken en deze aan een andere deskundige verlenen. De door de raad van bestuur verleende opdracht kan bovendien door de raad van commissarissen worden ingetrokken en aan een andere deskundige worden verleend.		beiden hierna aan te duiden als: de deskundige - dan wel een organisatie waarin zodanige deskundigen samenwerken, de opdracht tot onderzoek van de opgemaakte jaarrekening. Gaat de algemene vergadering daartoe niet over, dan is de raad van commissarissen of - zo deze daartoe niet overgaat - de raad van bestuur bevoegd en verplicht de opdracht te verlenen. De algemene vergadering en degene die de opdracht heeft verleend kan de opdracht, als hiervoor in dit lid bedoeld, intrekken en deze aan een andere deskundige verlenen, slechts om gegronde redenen met inachtneming van lid 2 van artikel 393 van Boek 2. De door de raad van bestuur verleende opdracht kan bovendien door de raad van commissarissen worden ingetrokken en aan een andere deskundige worden verleend.	***De voorgestelde aanpassingen brengen de tekst van artikel 27 lid 1 in lijn met artikel 2:393 Burgerlijk Wetboek.***
27.2.	De deskundige brengt omtrent zijn onderzoek verslag uit aan de raad van bestuur en aan de raad van commissarissen. De deskundige geeft de uitslag van zijn onderzoek in een verklaring weer.	27.2.	De deskundige brengt omtrent zijn onderzoek verslag uit aan de raad van bestuur en aan de raad van commissarissen. De deskundige geeft de uitslag van zijn onderzoek in een verklaring weer.	
Jaarvergadering. Jaarrekening.		**Jaarvergadering.**		
Artikel 28.		**Artikel 28.**		
28.1.	Elk jaar wordt ten minste een algemene		Elk jaar wordt binnen de daartoe bij of krachtens de	***De wijziging van artikel 28 wordt voorgesteld om***

vergadering gehouden, en wel binnen zes maanden na afloop van het laatstverstreken boekjaar van de vennootschap; deze algemene vergadering wordt hierna aangeduid als: de jaarvergadering.

De agenda voor de jaarvergadering bevat ten minste de volgende onderwerpen:

a. de behandeling van het jaarverslag over het laatstverstreken boekjaar;
b. de vaststelling van de jaarrekening over het laatstverstreken boekjaar;
c. de bestemming van de in het laatstverstreken boekjaar behaalde winst dan wel de vaststelling van de wijze waarop een in dat boekjaar geleden verlies wordt gedelgd;
d. de decharge van de raad van bestuur voor het gevoerde beleid;
e. de decharge van de raad van commissarissen voor zijn toezicht op dat beleid over het afgelopen boekjaar;
f. het reserverings- en dividendbeleid van de vennootschap; en
g. indien van toepassing, het voorstel tot uitkering van dividend.

28.2. De in lid 1 van dit artikel vermelde onderwerpen behoeven niet op de agenda voor de jaarvergadering te worden vermeld,

wet gestelde termijn ten minste een algemene vergadering gehouden.

te allen tijde aan te sluiten bij de wettelijk voorgeschreven termijn. Artikel 28 lid 2 kan worden geschrapt en de leden 3 en 4 zijn verplaatst naar artikel 26.

indien de termijn voor het opmaken van de jaarrekening is verlengd of een voorstel tot verlenging van die termijn op die agenda is vermeld.

28.3. Indien een verklaring omtrent de getrouwheid van de jaarrekening is vereist en de algemene vergadering geen kennis heeft kunnen nemen van die verklaring, kan de jaarrekening niet worden vastgesteld, tenzij onder de overige gegevens een wettige grond wordt medegedeeld waarom de verklaring ontbreekt.

28.4. Indien de jaarrekening gewijzigd wordt vastgesteld, kunnen de aandeelhouders en de andere vergadergerechtigden daarvan kosteloos een afschrift verkrijgen.

Winst en verlies.

Artikel 29.

29.1. a. Uit de winst, die in het laatstverstreken boekjaar is behaald, wordt allereerst, zo mogelijk, op de cumulatief preferente aandelen A uitgekeerd een percentage op jaarbasis van het verplicht op die aandelen gestorte bedrag, welk percentage gelijk is aan het effectief gemiddeld rendement van de laatste twintig beursdagen voorafgaand aan de vijfde werkdag voor de dag van

Winst en verlies.

Artikel 29.

29.1. a. Uit de winst, die in het laatstverstreken boekjaar is behaald, wordt allereerst, zo mogelijk, op de cumulatief preferente aandelen A uitgekeerd een percentage op jaarbasis van het verplicht op die aandelen gestorte bedrag, welk percentage gelijk is aan het effectief gemiddeld rendement van de laatste twintig beursdagen voorafgaand aan de vijfde werkdag voor de dag van plaatsing van de cumulatief preferente aandelen A op Nederlandse Staatsleningen met een looptijd van zeven tot acht jaar, zoals berekend door het Centraal Bureau voor de Statistiek en opgenomen in de Officiële Prijscourant van Euronext Amsterdam N.V., verhoogd met de door de raad van bestuur vastgestelde opslag van honderdveertig basispunten.

Indien in de loop van enig boekjaar uitgifte van cumulatief preferente aandelen A heeft plaatsgevonden, zal voor dat boekjaar het dividend op die aandelen naar rato tot de dag van uitgifte worden verminderd.

b. Voor de eerste maal op eenendertig december tweeduizenddrie en iedere zeven jaar nadien wordt het percentage opnieuw vastgesteld op de in de vorige paragraaf beschreven wijze, met dien verstande dat de hoogte van de daarvermelde opslag door de raad van bestuur onder goedkeuring van de raad van commissarissen en na goedkeuring van de vergadering van houders van cumulatief preferente aandelen A zal

plaatsing van de cumulatief preferente aandelen A op Nederlandse Staatsleningen met een looptijd van zeven tot acht jaar, zoals berekend door het Centraal Bureau voor de Statistiek en opgenomen in de Officiële Prijscourant van Euronext Amsterdam N.V., verhoogd met de door de raad van bestuur vastgestelde opslag van honderdveertig basispunten.

Indien in de loop van enig boekjaar uitgifte van cumulatief preferente aandelen A heeft plaatsgevonden, zal voor dat boekjaar het dividend op die aandelen naar rato tot de dag van uitgifte worden verminderd.

b. Voor de eerste maal op eenendertig december tweeduizenddrie en iedere zeven jaar nadien wordt het percentage opnieuw vastgesteld op de in de vorige paragraaf beschreven wijze, met dien verstande dat de hoogte van de daarvermelde opslag door de raad van bestuur onder goedkeuring van de raad van commissarissen en na goedkeuring van de vergadering van houders van cumulatief preferente aandelen A zal worden vastgesteld met een maximum van vijfhonderd basispunten.

c. Indien de in enig boekjaar behaalde winst niet toereikend is om gemeld percentage (inclusief de toepasselijke opslag) uit te keren, wordt, met inachtneming van het in het zevende lid bepaalde, gemeld percentage (inclusief de toepasselijke opslag) voor zover nodig ten laste van de reserves gebracht, met dien verstande dat die uitkering niet ten laste mag gaan van de agioreserve A, als hierna in paragraaf e vermeld.
Indien in enig boekjaar de vrije uitkeerbare reserves niet toereikend zijn om gemeld percentage (inclusief de toepasselijke opslag) uit te keren, vinden in de volgende jaren paragraaf a van dit lid en de leden 2, 3, 4 en 5 eerst toepassing, nadat het tekort is ingehaald.

d. Op de cumulatief preferente aandelen A zal geen verdere uitkering geschieden dan in dit artikel en in artikel 32 is bepaald.

e. De vennootschap kent naast

worden vastgesteld met een maximum van vijfhonderd basispunten.

c. Indien de in enig boekjaar behaalde winst niet toereikend is om gemeld percentage (inclusief de toepasselijke opslag) uit te keren, wordt, met inachtneming van het in het zevende lid bepaalde, gemeld percentage (inclusief de toepasselijke opslag) voor zover nodig ten laste van de reserves gebracht, met dien verstande dat die uitkering niet ten laste mag gaan van de agioreserve A, als hierna in paragraaf e vermeld.
Indien in enig boekjaar de vrije uitkeerbare reserves niet toereikend zijn om gemeld percentage (inclusief de toepasselijke opslag) uit te keren, vinden in de volgende jaren paragraaf a van dit lid en de leden 2, 3, 4 en 5 eerst toepassing, nadat het tekort is ingehaald.

d. Op de cumulatief preferente aandelen A zal geen verdere uitkering geschieden dan in dit artikel en in artikel 32 is bepaald.

e. De vennootschap kent naast

eventuele overige reserves een agioreserve A. Op de agioreserve A wordt een bedrag gelijk aan het op de cumulatief preferente aandelen A gestorte agio bijgeboekt.

De houders van cumulatief preferente aandelen A zijn gerechtigd tot de agioreserve A.

Slechts verliezen die niet uit een reserve - niet zijnde de agioreserve A - bestreden of op andere wijze gedelgd kunnen worden, zullen ten laste van de agioreserve A worden gebracht. De verliezen worden van de agioreserve A afgeboekt, indien en voor zover dit mogelijk is ten tijde van het besluit tot afboeking.

Indien een afboeking als in de vorige zin bedoeld ten laste van de agioreserve A heeft plaatsgevonden, zullen in volgende jaren behaalde winsten allereerst worden bestemd tot aanzuivering van het bedrag dat van de agioreserve A werd afgeboekt, met dien verstande dat het bedrag van een aanzuivering van de agioreserve A wordt verminderd naar verhouding van het aantal cumulatief preferente aandelen A dat ten tijde van de aanzuivering door de vennootschap zelf wordt gehouden, maar ten tijde van een hiervoor bedoelde

eventuele overige reserves een agioreserve A. Op de agioreserve A wordt een bedrag gelijk aan het op de cumulatief preferente aandelen A gestorte agio bijgeboekt.

De houders van cumulatief preferente aandelen A zijn gerechtigd tot de agioreserve A.

Slechts verliezen die niet uit een reserve - niet zijnde de agioreserve A - bestreden of op andere wijze gedelgd kunnen worden, zullen ten laste van de agioreserve A worden gebracht. De verliezen worden van de agioreserve A afgeboekt, indien en voor zover dit mogelijk is ten tijde van het besluit tot afboeking.

Indien een afboeking als in de vorige zin bedoeld ten laste van de agioreserve A heeft plaatsgevonden, zullen in volgende jaren behaalde winsten allereerst worden bestemd tot aanzuivering van het bedrag dat van de agioreserve A werd afgeboekt, met dien verstande dat het bedrag van een aanzuivering van de agioreserve A wordt verminderd naar verhouding van het aantal cumulatief preferente aandelen A dat ten tijde van de aanzuivering door de vennootschap zelf wordt gehouden, maar ten tijde van een hiervoor bedoelde afboeking door een of meer anderen werd gehouden.

29.2. a. Van de na toepassing van lid 1 overblijvende winst, wordt, zo mogelijk, op de cumulatief preferente aandelen D uitgekeerd een bedrag gelijk aan het hierna te noemen percentage op jaarbasis van het verplicht op die aandelen, per de aanvang van het boekjaar waarover de uitkering geschiedt danwel -indien het nemen van de cumulatief preferente aandelen D in de loop van dat boekjaar heeft plaatsgevonden-per de dag waarop die aandelen zijn genomen, gestorte bedrag.

b. Het hiervoor in paragraaf a. bedoelde percentage is gelijk aan het percentage van het EURIBOR tarief voor eenmaandsleningen - gewogen naar het aantal dagen waarvoor dit percentage van kracht was - gedurende het boekjaar waarover de uitkering geschiedt, verhoogd met twee vijf/tiende procent (2,5%). Indien in het boekjaar waarover de hiervoor bedoelde uitkering plaatsvindt, het verplicht op de cumulatief preferente aandelen D

afboeking door een of meer anderen werd gehouden.

29.2. a. Van de na toepassing van lid 1 overblijvende winst, wordt, zo mogelijk, op de cumulatief preferente aandelen D uitgekeerd een bedrag gelijk aan het hierna te noemen percentage op jaarbasis van het verplicht op die aandelen, per de aanvang van het boekjaar waarover de uitkering geschiedt danwel -indien het nemen van de cumulatief preferente aandelen D in de loop van dat boekjaar heeft plaatsgevonden-per de dag waarop die aandelen zijn genomen, gestorte bedrag.

b. Het hiervoor in paragraaf a. bedoelde percentage is gelijk aan het percentage van het EURIBOR tarief voor eenmaandsleningen - gewogen naar het aantal dagen waarvoor dit percentage van kracht was - gedurende het boekjaar waarover de uitkering geschiedt, verhoogd met twee vijf/tiende procent (2,5%). Indien in het boekjaar waarover de hiervoor bedoelde uitkering plaatsvindt, het verplicht op de cumulatief preferente aandelen D gestorte bedrag is verlaagd of, ingevolge een besluit tot verdere storting, is verhoogd, zal de uitkering worden verlaagd, respectievelijk worden verhoogd met een bedrag gelijk aan het hiervoor bedoelde percentage van het bedrag van de verlaging respectievelijk verhoging, berekend vanaf het tijdstip van de verlaging respectievelijk van het tijdstip waarop de verdere storting verplicht is geworden.

c. Indien en voor zover de winst niet voldoende is om de in dit lid bedoelde uitkering volledig te doen, zal het tekort worden uitgekeerd ten laste van de reserves, voor zover daardoor niet wordt gehandeld in strijd met het bepaalde in lid 7 van dit artikel, met dien verstande dat die uitkering niet ten laste mag gaan van het saldo van de agioreserve A. Indien en voor zover de in de eerste zin bedoelde uitkering ook niet ten laste van de reserves kan worden gedaan, wordt uit de winst die in daaropvolgende jaren wordt geboekt - na toepassing van het bepaalde in het eerste lid - eerst een zodanige

gestorte bedrag is verlaagd of, ingevolge een besluit tot verdere storting, is verhoogd, zal de uitkering worden verlaagd, respectievelijk worden verhoogd met een bedrag gelijk aan het hiervoor bedoelde percentage van het bedrag van de verlaging respectievelijk verhoging, berekend vanaf het tijdstip van de verlaging respectievelijk van het tijdstip waarop de verdere storting verplicht is geworden.

c. Indien en voor zover de winst niet voldoende is om de in dit lid bedoelde uitkering volledig te doen, zal het tekort worden uitgekeerd ten laste van de reserves, voor zover daardoor niet wordt gehandeld in strijd met het bepaalde in lid 7 van dit artikel, met dien verstande dat die uitkering niet ten laste mag gaan van het saldo van de agioreserve A. Indien en voor zover de in de eerste zin bedoelde uitkering ook niet ten laste van de reserves kan worden gedaan, wordt uit de winst die in daaropvolgende jaren wordt geboekt - na toepassing van het bepaalde in het eerste lid - eerst een zodanige uitkering aan de houders van cumulatief preferente aandelen D gedaan dat het tekort volledig is aangezuiverd alvorens toepassing kan worden gegeven aan het bepaalde in de volgende leden van dit artikel.

d. Op de cumulatief preferente aandelen D worden geen verdere uitkeringen gedaan dan in dit artikel en in artikel 32 is bepaald.

e. Indien de winst over een boekjaar wordt vastgesteld en in dat boekjaar een of meer cumulatief preferente aandelen D met terugbetaling zijn ingetrokken, hebben degenen die blijkens het in artikel 7 bedoelde register ten tijde van bedoelde intrekking houder van deze cumulatief preferente aandelen D waren, een onvervreemdbaar recht op uitkering van winst als hierna omschreven. De winst, die aan de bedoelde houder van cumulatief preferente aandelen D zo mogelijk wordt uitgekeerd, is gelijk aan het bedrag van de uitkering, waarop hij op grond van het bepaalde in dit lid recht zou hebben, indien hij ten tijde

uitkering aan de houders van cumulatief preferente aandelen D gedaan dat het tekort volledig is aangezuiverd alvorens toepassing kan worden gegeven aan het bepaalde in de volgende leden van dit artikel.

d. Op de cumulatief preferente aandelen D worden geen verdere uitkeringen gedaan dan in dit artikel en in artikel 32 is bepaald.

e. Indien de winst over een boekjaar wordt vastgesteld en in dat boekjaar een of meer cumulatief preferente aandelen D met terugbetaling zijn ingetrokken, hebben degenen die blijkens het in artikel 7 bedoelde register ten tijde van bedoelde intrekking houder van deze cumulatief preferente aandelen D waren, een onvervreemdbaar recht op uitkering van winst als hierna omschreven. De winst, die aan de bedoelde houder van cumulatief preferente aandelen D zo mogelijk wordt uitgekeerd, is gelijk aan het bedrag van de uitkering, waarop hij op grond van het bepaalde in dit lid recht zou hebben, indien hij ten tijde van de winstvaststelling nog houder zou zijn geweest van de hiervoor bedoelde cumulatief preferente aandelen D, naar tijdsgelang gerekend over de periode dat hij in bedoeld boekjaar houder van deze cumulatief preferente aandelen D was, op welke uitkering in mindering komt het bedrag van de uitkering die overeenkomstig het bepaalde in lid 8 van dit artikel is gedaan.

f. Indien in de loop van enig boekjaar uitgifte van cumulatief preferente aandelen D heeft plaatsgevonden, zal voor dat boekjaar het dividend op de desbetreffende cumulatief preferente aandelen D naar rato tot de desbetreffende dag van uitgifte worden verminderd.

29.3. a. Vervolgens wordt op de cumulatief preferente aandelen E van iedere serie een dividend uitgekeerd gelijk aan een percentage berekend over het bedrag dat is gestort op de cumulatief preferente aandelen E van de desbetreffende serie door het rekenkundig gemiddelde te nemen van het effectieve rendement op de hierna te omschrijven Nederlandse

van de winstvaststelling nog houder zou zijn geweest van de hiervoor bedoelde cumulatief preferente aandelen D, naar tijdsgelang gerekend over de periode dat hij in bedoeld boekjaar houder van deze cumulatief preferente aandelen D was, op welke uitkering in mindering komt het bedrag van de uitkering die overeenkomstig het bepaalde in lid 8 van dit artikel is gedaan.

f. Indien in de loop van enig boekjaar uitgifte van cumulatief preferente aandelen D heeft plaatsgevonden, zal voor dat boekjaar het dividend op de desbetreffende cumulatief preferente aandelen D naar rato tot de desbetreffende dag van uitgifte worden verminderd.

29.3. a. Vervolgens wordt op de cumulatief preferente aandelen E van iedere serie een dividend uitgekeerd gelijk aan een percentage berekend over het bedrag dat is gestort op de cumulatief preferente aandelen E van de desbetreffende serie door het rekenkundig gemiddelde te nemen van het effectieve rendement op de hierna te omschrijven Nederlandse

Staatsleningen, zoals opgemaakt door het Centraal Bureau voor de Statistiek en opgenomen in de Officiële Prijscourant van Euronext Amsterdam N.V. over de laatste twintig beursdagen, voorafgaande aan de dag van eerste uitgifte van cumulatief preferente aandelen E van de desbetreffende serie.

b. Onder de in de vorige paragraaf vermelde Nederlandse Staatsleningen worden verstaan de Nederlandse Staatsleningen met een (resterende) looptijd van zeven tot acht jaar. Indien het effectieve rendement op deze Nederlandse Staatsleningen ten tijde van de berekening van het dividendpercentage niet door het Centraal Bureau voor de Statistiek wordt opgemaakt of niet wordt opgenomen in de Officiële Prijscourant van Euronext Amsterdam N.V., zal onder de in de vorige paragraaf vermelde Nederlandse Staatsleningen verstaan worden de Nederlandse Staatsleningen met een (resterende) looptijd die zo nauw mogelijk aansluit

Staatsleningen, zoals opgemaakt door het Centraal Bureau voor de Statistiek en opgenomen in de Officiële Prijscourant van Euronext Amsterdam N.V. over de laatste twintig beursdagen, voorafgaande aan de dag van eerste uitgifte van cumulatief preferente aandelen E van de desbetreffende serie.

b. Onder de in de vorige paragraaf vermelde Nederlandse Staatsleningen worden verstaan de Nederlandse Staatsleningen met een (resterende) looptijd van zeven tot acht jaar. Indien het effectieve rendement op deze Nederlandse Staatsleningen ten tijde van de berekening van het dividendpercentage niet door het Centraal Bureau voor de Statistiek wordt opgemaakt of niet wordt opgenomen in de Officiële Prijscourant van Euronext Amsterdam N.V., zal onder de in de vorige paragraaf vermelde Nederlandse Staatsleningen verstaan worden de Nederlandse Staatsleningen met een (resterende) looptijd die zo nauw mogelijk aansluit bij een (resterende) looptijd van zeven tot acht jaar waarvan het effectieve rendement ten tijde van de berekening van het dividendpercentage wèl door het Centraal Bureau voor de Statistiek wordt opgemaakt en gepubliceerd als hiervoor vermeld, zulks echter met een maximum (resterende) looptijd van acht jaar.

c. Per een januari van het jaar, volgende op het jaar waarin zeven jaar na de dag van uitgifte van cumulatief preferente aandelen E van de desbetreffende serie zijn verstreken, en vervolgens telkenmale zeven jaar nadien, zal het dividendpercentage van cumulatief preferente aandelen E van de desbetreffende serie worden aangepast aan het effectieve rendement van de in de vorige paragrafen bedoelde Nederlandse Staatsleningen, berekend op de wijze als hiervoor vermeld, echter met dien verstande dat het vermelde gemiddelde berekend wordt over de laatste twintig beursdagen voorafgaande aan de dag per welke

bij een (resterende) looptijd van zeven tot acht jaar waarvan het effectieve rendement ten tijde van de berekening van het dividendpercentage wèl door het Centraal Bureau voor de Statistiek wordt opgemaakt en gepubliceerd als hiervoor vermeld, zulks echter met een maximum (resterende) looptijd van acht jaar.

c. Per een januari van het jaar, volgende op het jaar waarin zeven jaar na de dag van uitgifte van cumulatief preferente aandelen E van de desbetreffende serie zijn verstreken, en vervolgens telkenmale zeven jaar nadien, zal het dividendpercentage van cumulatief preferente aandelen E van de desbetreffende serie worden aangepast aan het effectieve rendement van de in de vorige paragrafen bedoelde Nederlandse Staatsleningen, berekend op de wijze als hiervoor vermeld, echter met dien verstande dat het vermelde gemiddelde berekend wordt over de laatste twintig beursdagen voorafgaande aan de dag per welke het dividendpercentage wordt aangepast.

d. Indien en voor zover de winst niet voldoende is om de in dit lid bedoelde uitkering volledig te doen, zal het tekort worden uitgekeerd ten laste van de reserves, voor zover daardoor niet wordt gehandeld in strijd met het bepaalde in lid 7 van dit artikel, met dien verstande dat die uitkering niet ten laste mag gaan van het saldo van de agioreserve A. Indien en voor zover de in dit lid bedoelde uitkering ook niet ten laste van de reserves kan worden gedaan, wordt uit de winst die in daaropvolgende jaren wordt geboekt -na toepassing van het bepaalde in het eerste en tweede lid- eerst een zodanige uitkering aan de houders van cumulatief preferente aandelen E gedaan dat het tekort volledig is aangezuiverd alvorens toepassing kan worden gegeven aan het bepaalde in de volgende leden van dit artikel. Bij de toepassing van het bepaalde in dit onderdeel d. worden de houders van de verschillende series gelijk behandeld.

het dividendpercentage wordt aangepast.

d. Indien en voor zover de winst niet voldoende is om de in dit lid bedoelde uitkering volledig te doen, zal het tekort worden uitgekeerd ten laste van de reserves, voor zover daardoor niet wordt gehandeld in strijd met het bepaalde in lid 7 van dit artikel, met dien verstande dat die uitkering niet ten laste mag gaan van het saldo van de agioreserve A. Indien en voor zover de in dit lid bedoelde uitkering ook niet ten laste van de reserves kan worden gedaan, wordt uit de winst die in daaropvolgende jaren wordt geboekt -na toepassing van het bepaalde in het eerste en tweede lid- eerst een zodanige uitkering aan de houders van cumulatief preferente aandelen E gedaan dat het tekort volledig is aangezuiverd alvorens toepassing kan worden gegeven aan het bepaalde in de volgende leden van dit artikel. Bij de toepassing van het bepaalde in dit onderdeel d. worden de houders van de verschillende series gelijk behandeld.

e. Indien in het boekjaar waarover de hiervoor bedoelde uitkering plaatsvindt, het verplicht op de cumulatief preferente aandelen E gestorte bedrag is verlaagd, zal de uitkering worden verlaagd met een bedrag gelijk aan het hiervoor bedoelde percentage van het bedrag van de verlaging, berekend vanaf het tijdstip van de verlaging.
Op de cumulatief preferente aandelen E worden geen verdere uitkeringen gedaan dan in dit artikel en in artikel 32 is bepaald.

f. Indien de winst over een boekjaar wordt vastgesteld en in dat boekjaar een of meer cumulatief preferente aandelen E met terugbetaling zijn ingetrokken, hebben degenen die blijkens het in artikel 7 bedoelde register ten tijde van bedoelde intrekking houder van deze cumulatief preferente aandelen E waren, een onvervreemdbaar recht op uitkering van winst als hierna omschreven. De winst, die aan de bedoelde houder van cumulatief preferente aandelen E zo mogelijk wordt uitgekeerd, is gelijk aan het

e. Indien in het boekjaar waarover de hiervoor bedoelde uitkering plaatsvindt, het verplicht op de cumulatief preferente aandelen E gestorte bedrag is verlaagd, zal de uitkering worden verlaagd met een bedrag gelijk aan het hiervoor bedoelde percentage van het bedrag van de verlaging, berekend vanaf het tijdstip van de verlaging.
Op de cumulatief preferente aandelen E worden geen verdere uitkeringen gedaan dan in dit artikel en in artikel 32 is bepaald.

f. Indien de winst over een boekjaar wordt vastgesteld en in dat boekjaar een of meer cumulatief preferente aandelen E met terugbetaling zijn ingetrokken, hebben degenen die blijkens het in artikel 7 bedoelde register ten tijde van bedoelde intrekking houder van deze cumulatief preferente aandelen E waren, een onvervreemdbaar recht op uitkering van winst als hierna omschreven. De winst, die aan de bedoelde houder van cumulatief preferente aandelen E zo mogelijk wordt uitgekeerd, is gelijk aan het bedrag van de uitkering, waarop hij op grond van het bepaalde dit lid recht zou hebben, indien hij ten tijde van de winstvaststelling nog houder zou zijn geweest van de hiervoor bedoelde cumulatief preferente aandelen E, naar tijdsgelang gerekend over de periode dat hij in bedoeld boekjaar houder van deze cumulatief preferente aandelen E was, op welke uitkering in mindering komt het bedrag van de uitkering die overeenkomstig het bepaalde in lid 8 van dit artikel is gedaan.

g. Indien de eerste uitgifte van cumulatief preferente aandelen E van een serie plaatsvindt gedurende de loop van een boekjaar, zal voor dat boekjaar het dividend op de desbetreffende serie cumulatief preferente aandelen E naar rato tot de eerste dag van uitgifte worden verminderd.

29.4. Van de winst, die na toepassing van het in lid 3 bepaalde overblijft zullen zodanige bedragen worden gereserveerd als de raad van bestuur met goedkeuring van de raad van commissarissen zal bepalen.

29.5. De winst die na toepassing van het

bedrag van de uitkering, waarop hij op grond van het bepaalde dit lid recht zou hebben, indien hij ten tijde van de winstvaststelling nog houder zou zijn geweest van de hiervoor bedoelde cumulatief preferente aandelen E, naar tijdsgelang gerekend over de periode dat hij in bedoeld boekjaar houder van deze cumulatief preferente aandelen E was, op welke uitkering in mindering komt het bedrag van de uitkering die overeenkomstig het bepaalde in lid 8 van dit artikel is gedaan.

g. Indien de eerste uitgifte van cumulatief preferente aandelen E van een serie plaatsvindt gedurende de loop van een boekjaar, zal voor dat boekjaar het dividend op de desbetreffende serie cumulatief preferente aandelen E naar rato tot de eerste dag van uitgifte worden verminderd.

29.4. Van de winst, die na toepassing van het in lid 3 bepaalde overblijft zullen zodanige bedragen worden gereserveerd als de raad van bestuur met goedkeuring van de raad van commissarissen zal bepalen.

29.5. De winst die na toepassing van het

bepaalde in de vorige leden van dit artikel resteert, staat ter vrije beschikking van de algemene vergadering. Bij staking van stemmen over uitkering of reservering van winst wordt de winst waarop het voorstel betrekking heeft, gereserveerd.

29.6. Enige uitkering van winst anders dan interimdividend geschiedt eerst na goedkeuring van de jaarrekening waaruit blijkt dat zij geoorloofd is.

29.7. De vennootschap kan slechts uitkeringen doen voor zover haar eigen vermogen groter is dan het gestorte en opgevraagde deel van het geplaatste kapitaal vermeerderd met de reserves die krachtens de wet moeten worden aangehouden.

29.8. In geval van intrekking met terugbetaling van cumulatief preferente aandelen A en/of cumulatief preferente aandelen D en/of cumulatief preferente aandelen E wordt op de dag van terugbetaling een uitkering gedaan op de ingetrokken cumulatief preferente aandelen A respectievelijk de cumulatief preferente aandelen D respectievelijk de cumulatief preferente aandelen E, welke uitkering berekend wordt zoveel mogelijk in overeenstemming met het bepaalde in lid 1 respectievelijk lid 2 respectievelijk lid 3 van dit artikel en wel

bepaalde in de vorige leden van dit artikel resteert, staat ter vrije beschikking van de algemene vergadering. Bij staking van stemmen over uitkering of reservering van winst wordt de winst waarop het voorstel betrekking heeft, gereserveerd.

29.6. Enige uitkering van winst anders dan interimdividend geschiedt eerst na goedkeuring van de jaarrekening waaruit blijkt dat zij geoorloofd is.

29.7. De vennootschap kan slechts uitkeringen doen voor zover haar eigen vermogen groter is dan het gestorte en opgevraagde deel van het geplaatste kapitaal vermeerderd met de reserves die krachtens de wet moeten worden aangehouden.

29.8. In geval van intrekking met terugbetaling van cumulatief preferente aandelen A en/of cumulatief preferente aandelen D en/of cumulatief preferente aandelen E wordt op de dag van terugbetaling een uitkering gedaan op de ingetrokken cumulatief preferente aandelen A respectievelijk de cumulatief preferente aandelen D respectievelijk de cumulatief preferente aandelen E, welke uitkering berekend wordt zoveel mogelijk in overeenstemming met het bepaalde in lid 1 respectievelijk lid 2 respectievelijk lid 3 van dit artikel en wel naar tijdsgelang te berekenen over de periode vanaf de dag waarover voor het laatst een uitkering als bedoeld in lid 1 respectievelijk lid 2 respectievelijk lid 3 werd gedaan - dan wel indien de cumulatief preferente aandelen A respectievelijk cumulatief preferente aandelen D respectievelijk cumulatief preferente aandelen E na een zodanige dag zijn geplaatst: vanaf de dag van uitgifte - tot aan de dag van terugbetaling, een en ander onverminderd het bepaalde in artikel 105, Boek 2.

29.9. Door de vennootschap gehouden aandelen of certificaten en aandelen of certificaten die de vennootschap in vruchtgebruik heeft, tellen niet mee bij de berekening van de winstverdeling.

29.10. De algemene vergadering is bevoegd op voorstel van de raad van bestuur, welke voorstel is goedgekeurd door de raad van commissarissen, te besluiten tot uitkeringen aan houders van gewone aandelen ten laste van de algemene reserves.

29.11. Onverminderd de bepalingen in artikel 105, Boek 2 zal halfjaarlijks automatisch interimdividend worden uitgekeerd op de cumulatief preferente aandelen A. De raad van bestuur is met goedkeuring van de

naar tijdsgelang te berekenen over de periode vanaf de dag waarover voor het laatst een uitkering als bedoeld in lid 1 respectievelijk lid 2 respectievelijk lid 3 werd gedaan - dan wel indien de cumulatief preferente aandelen A respectievelijk cumulatief preferente aandelen D respectievelijk cumulatief preferente aandelen E na een zodanige dag zijn geplaatst: vanaf de dag van uitgifte - tot aan de dag van terugbetaling, een en ander onverminderd het bepaalde in artikel 105, Boek 2.

29.9. Door de vennootschap gehouden aandelen of certificaten en aandelen of certificaten die de vennootschap in vruchtgebruik heeft, tellen niet mee bij de berekening van de winstverdeling.

29.10. De algemene vergadering is bevoegd op voorstel van de raad van bestuur, welke voorstel is goedgekeurd door de raad van commissarissen, te besluiten tot uitkeringen aan houders van gewone aandelen ten laste van de algemene reserves.

29.11. Onverminderd de bepalingen in artikel 105, Boek 2 zal halfjaarlijks automatisch interimdividend worden uitgekeerd op de cumulatief preferente aandelen A. De raad van bestuur is met goedkeuring van de raad van commissarissen bevoegd te besluiten tot het doen van tussentijdse uitkeringen op de overige soorten aandelen. Uitkeringen als in de tweede zin van dit lid bedoeld, kunnen slechts geschieden indien volgend op de betaling van een zodanig dividend, het interimdividend als bedoeld in de eerste zin van dit lid kan geschieden en tevens is voldaan aan het bepaalde in artikel 105, lid 4, Boek 2.

Artikel 30.

30.1. Dividenden zijn opeisbaar en betaalbaar met ingang van een door de raad van commissarissen vastgestelde dag, welke verschillend kan zijn voor uitkeringen op gewone aandelen, voor uitkeringen op cumulatief preferente aandelen A, voor uitkeringen op cumulatief preferente aandelen D en voor uitkeringen op series cumulatief preferente aandelen E. Dividenden, welke binnen vijf jaren na de aanvang van de tweede dag waarop zij opeisbaar zijn geworden, niet in ontvangst zijn genomen, vervallen aan de vennootschap.

30.2. De raad van bestuur is met goedkeuring van de raad van commissarissen bevoegd om te bepalen dat een uitkering op gewone

raad van commissarissen bevoegd te besluiten tot het doen van tussentijdse uitkeringen op de overige soorten aandelen. Uitkeringen als in de tweede zin van dit lid bedoeld, kunnen slechts geschieden indien volgend op de betaling van een zodanig dividend, het interimdividend als bedoeld in de eerste zin van dit lid kan geschieden en tevens is voldaan aan het bepaalde in artikel 105, lid 4, Boek 2.

Artikel 30.

30.1. Dividenden zijn opeisbaar en betaalbaar met ingang van een door de raad van commissarissen vastgestelde dag, welke verschillend kan zijn voor uitkeringen op gewone aandelen, voor uitkeringen op cumulatief preferente aandelen A, voor uitkeringen op cumulatief preferente aandelen D en voor uitkeringen op series cumulatief preferente aandelen E. Dividenden, welke binnen vijf jaren na de aanvang van de tweede dag waarop zij opeisbaar zijn geworden, niet in ontvangst zijn genomen, vervallen aan de vennootschap.

30.2. De raad van bestuur is met goedkeuring van de raad van commissarissen bevoegd om te bepalen dat een uitkering op gewone aandelen geheel of gedeeltelijk niet in geld maar in de vorm van gewone aandelen in het kapitaal van de vennootschap zal worden gedaan of te bepalen dat houders van gewone aandelen de keuze wordt gelaten om een uitkering hetzij geheel of gedeeltelijk in geld, hetzij in de vorm van gewone aandelen in het kapitaal van de vennootschap te nemen, een en ander voor zover de raad van bestuur overeenkomstig het bepaalde in artikel 8 is aangewezen als een orgaan dat bevoegd is te besluiten tot uitgifte van dergelijke aandelen. De raad van bestuur stelt met goedkeuring van de raad van commissarissen de voorwaarden vast waaronder een dergelijke keuze kan worden gedaan. Indien de raad van bestuur niet is aangewezen als het hiervoor bedoelde bevoegde orgaan komt de hiervoor bedoelde bevoegdheid toe aan de algemene vergadering op voorstel van de raad van bestuur en met goedkeuring van de raad van commissarissen.

Bijzondere besluiten.

Artikel 31.

31.1. Indien cumulatief preferente aandelen A uitstaan bij anderen dan de vennootschap kunnen de volgende besluiten van de algemene vergadering slechts worden

aandelen geheel of gedeeltelijk niet in geld maar in de vorm van gewone aandelen in het kapitaal van de vennootschap zal worden gedaan of te bepalen dat houders van gewone aandelen de keuze wordt gelaten om een uitkering hetzij geheel of gedeeltelijk in geld, hetzij in de vorm van gewone aandelen in het kapitaal van de vennootschap te nemen, een en ander voor zover de raad van bestuur overeenkomstig het bepaalde in artikel 8 is aangewezen als een orgaan dat bevoegd is te besluiten tot uitgifte van dergelijke aandelen. De raad van bestuur stelt met goedkeuring van de raad van commissarissen de voorwaarden vast waaronder een dergelijke keuze kan worden gedaan. Indien de raad van bestuur niet is aangewezen als het hiervoor bedoelde bevoegde orgaan komt de hiervoor bedoelde bevoegdheid toe aan de algemene vergadering op voorstel van de raad van bestuur en met goedkeuring van de raad van commissarissen.

Bijzondere besluiten.

Artikel 31.

31.1. Indien cumulatief preferente aandelen A uitstaan bij anderen dan de vennootschap kunnen de volgende besluiten van de algemene vergadering slechts worden

	genomen met de voorafgaande goedkeuring van de vergadering van houders van cumulatief preferente aandelen A: a. een besluit tot het wijzigen van de artikelen 17, lid 4, 21, lid 2, 22, lid 9, 29, 32 en dit artikel 31, lid 1; b. een besluit tot uitgifte van cumulatief preferente aandelen A en een besluit tot aanwijzing van de raad van bestuur als het tot uitgifte van cumulatief preferente aandelen A bevoegde orgaan als vermeld in artikel 8; c. een besluit tot machtiging van de raad van bestuur tot verkrijging door de vennootschap van aandelen in haar eigen kapitaal en een besluit tot vermindering van het geplaatste kapitaal als vermeld in de artikelen 10 en 11.		genomen met de voorafgaande goedkeuring van de vergadering van houders van cumulatief preferente aandelen A: a. een besluit tot het wijzigen van de artikelen 17, lid 4, 21, lid 2, 22, lid 10, 29, 32 en dit artikel 31, lid 1; b. een besluit tot uitgifte van cumulatief preferente aandelen A en een besluit tot aanwijzing van de raad van bestuur als het tot uitgifte van cumulatief preferente aandelen A bevoegde orgaan als vermeld in artikel 8; c. een besluit tot machtiging van de raad van bestuur tot verkrijging door de vennootschap van aandelen in haar eigen kapitaal en een besluit tot vermindering van het geplaatste kapitaal als vermeld in de artikelen 10 en 11.	***De verwijzing naar artikel 22, lid 9 was onjuist en diende een verwijzing naar artikel 22, lid 14 te zijn. Om die reden wordt voorgesteld om de verwijzing naar artikel 22 lid 9 in artikel 31 lid 1 te vervangen door een verwijzing naar het nieuwe lid 10 van artikel 22.***
31.2.	Onverminderd het bepaalde in lid 1 kan een besluit tot wijziging van deze statuten of tot ontbinding van de vennootschap slechts worden genomen op voorstel van de raad van commissarissen in een algemene vergadering, waarin ten minste de helft van het geplaatste kapitaal is vertegenwoordigd.	31.2.	Onverminderd het bepaalde in lid 1 kan een besluit tot wijziging van deze statuten of tot ontbinding van de vennootschap slechts worden genomen op voorstel van de raad van commissarissen.	***Ter voorkoming van de noodzaak tot het houden van een tweede vergadering wordt voorgesteld om het quorum vereiste met betrekking tot een statutenwijziging te schrappen. Om het quorum vereiste nog wel voor een besluit tot ontbinding te laten gelden, wordt de laatste zin van lid 2 naar lid 3 verplaatst en wordt een nieuwe zin aan lid 3 toegevoegd.***

31.3. Is in een vergadering, waarin het voorstel tot het nemen van een besluit, als bedoeld in lid 2, aan de orde wordt gesteld, niet het vereiste kapitaal vertegenwoordigd, dan wordt een tweede vergadering bijeengeroepen, te houden ten hoogste vijfenveertig dagen na de eerste vergadering, waarin alsdan, ongeacht het vertegenwoordigde kapitaal, een besluit als bedoeld in dat lid kan worden genomen. Bij de oproeping tot de nieuwe vergadering moet worden vermeld, dat en waarom een besluit kan worden genomen, onafhankelijk van het ter vergadering vertegenwoordigde kapitaal.	31.3. Onverminderd het in lid 1 en lid 2 bepaalde kan een besluit tot ontbinding slechts worden genomen in een algemene vergadering, waarin ten minste de helft van het geplaatste kapitaal vertegenwoordigd is. Is in een vergadering waarin het voorstel tot het nemen van een besluit tot ontbinding niet het vereiste kapitaal vertegenwoordigd, dan wordt een tweede vergadering bijeengeroepen, te houden ten hoogste vijfenveertig (45) dagen na de eerste vergadering, waarin alsdan, ongeacht het vertegenwoordigde kapitaal, een besluit tot ontbinding kan worden genomen. Bij de oproeping tot de nieuwe vergadering moet worden vermeld, dat en waarom een besluit tot ontbinding kan worden genomen, onafhankelijk van het ter vergadering vertegenwoordigde kapitaal.
Ontbinding en vereffening.	**Ontbinding en vereffening.**
Artikel 32.	**Artikel 32.**
32.1. Indien de vennootschap wordt ontbonden ingevolge een besluit van de algemene vergadering, geschiedt de vereffening met inachtneming van de wettelijke bepalingen. Tijdens de vereffening blijven deze statuten voor zover mogelijk van kracht.	32.1. Indien de vennootschap wordt ontbonden ingevolge een besluit van de algemene vergadering, geschiedt de vereffening met inachtneming van de wettelijke bepalingen. Tijdens de vereffening blijven deze statuten voor zover mogelijk van kracht.
32.2. De vennootschap blijft na haar ontbinding voortbestaan voor zover dat voor de	32.2. De vennootschap blijft na haar ontbinding voortbestaan voor zover dat voor de

vereffening van haar vermogen noodzakelijk is.

32.3. In stukken en aankondigingen die van de ontbonden vennootschap uitgaan moet aan haar naam worden toegevoegd: in liquidatie.

32.4. Tenzij de algemene vergadering anders besluit of de wet anders bepaalt, treden de leden van de raad van bestuur als vereffenaars van het vermogen van de ontbonden vennootschap op.

32.5. De vereffenaars doen aan het handelsregister de met de ontbinding en de vereffening verband houdende wettelijk vereiste opgave.

32.6. Uit hetgeen van het vermogen van de ontbonden vennootschap resteert na voldoening van al haar schulden, wordt achtereenvolgens, voor zover mogelijk:

a. aan de houders van cumulatief preferente aandelen A uitgekeerd het op hun aandelen verplicht gestorte bedrag, vermeerderd met het in vorige jaren te weinig daarop uitgekeerde dividend, het saldo van de agioreserve A en vermeerderd met een percentage op jaarbasis, als bedoeld in artikel 29, lid 1, van het op die aandelen verplicht gestorte

vereffening van haar vermogen noodzakelijk is.

32.3. In stukken en aankondigingen die van de ontbonden vennootschap uitgaan moet aan haar naam worden toegevoegd: in liquidatie.

32.4. Tenzij de algemene vergadering anders besluit of de wet anders bepaalt, treden de leden van de raad van bestuur als vereffenaars van het vermogen van de ontbonden vennootschap op.

32.5. De vereffenaars doen aan het handelsregister de met de ontbinding en de vereffening verband houdende wettelijk vereiste opgave.

32.6. Uit hetgeen van het vermogen van de ontbonden vennootschap resteert na voldoening van al haar schulden, wordt achtereenvolgens, voor zover mogelijk:

a. aan de houders van cumulatief preferente aandelen A uitgekeerd het op hun aandelen verplicht gestorte bedrag, vermeerderd met het in vorige jaren te weinig daarop uitgekeerde dividend, het saldo van de agioreserve A en vermeerderd met een percentage op jaarbasis, als bedoeld in artikel 29, lid 1, van het op die aandelen verplicht gestorte bedrag over de periode waarover nog geen (interim)dividend is uitgekeerd op die aandelen tot aan de datum van uitkering volgens het plan van verdeling;

b. aan de houders van cumulatief preferente aandelen D voor ieder door hen gehouden cumulatief preferent aandeel D uitgekeerd het daarop gestorte bedrag, vermeerderd met het in vorige jaren te weinig daarop uitgekeerde dividend en vermeerderd met een bedrag gelijk aan het in artikel 29, lid 2 bedoelde percentage van het verplicht op de cumulatief preferente aandelen D gestorte bedrag berekend over ieder jaar of gedeelte van een jaar in de periode, die aanvangt op de dag volgende op de periode waarover het laatst dividend op de cumulatief preferente aandelen D is betaald en die eindigt op de dag van de in dit artikel bedoelde uitkering op cumulatief preferente aandelen D;

c. aan de houders van cumulatief preferente aandelen E voor ieder door hen gehouden cumulatief preferent aandeel E uitgekeerd het

bedrag over de periode waarover nog geen (interim)dividend is uitgekeerd op die aandelen tot aan de datum van uitkering volgens het plan van verdeling;

b. aan de houders van cumulatief preferente aandelen D voor ieder door hen gehouden cumulatief preferent aandeel D uitgekeerd het daarop gestorte bedrag, vermeerderd met het in vorige jaren te weinig daarop uitgekeerde dividend en vermeerderd met een bedrag gelijk aan het in artikel 29, lid 2 bedoelde percentage van het verplicht op de cumulatief preferente aandelen D gestorte bedrag berekend over ieder jaar of gedeelte van een jaar in de periode, die aanvangt op de dag volgende op de periode waarover het laatst dividend op de cumulatief preferente aandelen D is betaald en die eindigt op de dag van de in dit artikel bedoelde uitkering op cumulatief preferente aandelen D;

c. aan de houders van cumulatief preferente aandelen E voor ieder door hen gehouden cumulatief preferent aandeel E uitgekeerd het daarop gestorte bedrag, vermeerderd met het in vorige jaren te weinig daarop uitgekeerde dividend en vermeerderd met een bedrag gelijk aan het in lid 3 van artikel 29 bedoelde percentage van het op de cumulatief preferente aandelen E gestorte bedrag, berekend over ieder jaar of gedeelte van een jaar in de periode, die aanvangt op de dag volgend op de periode waarover het laatst dividend op de cumulatief preferente aandelen E is betaald en die eindigt op de dag van de in dit artikel bedoelde uitkering op cumulatief preferente aandelen E; de houders van de verschillende series van cumulatief preferente aandelen E worden daarbij gelijk behandeld;

d. het dan resterende wordt verdeeld tussen de houders van gewone aandelen naar evenredigheid van ieders bezit van gewone aandelen.

32.7. Nadat de rechtspersoon heeft opgehouden te bestaan blijven de boeken, bescheiden en andere gegevensdragers van de vennootschap gedurende zeven jaar berusten onder degene die daartoe door de vereffenaars is aangewezen.

daarop gestorte bedrag, vermeerderd met het in vorige jaren te weinig daarop uitgekeerde dividend en vermeerderd met een bedrag gelijk aan het in lid 3 van artikel 29 bedoelde percentage van het op de cumulatief preferente aandelen E gestorte bedrag, berekend over ieder jaar of gedeelte van een jaar in de periode, die aanvangt op de dag volgend op de periode waarover het laatst dividend op de cumulatief preferente aandelen E is betaald en die eindigt op de dag van de in dit artikel bedoelde uitkering op cumulatief preferente aandelen E; de houders van de verschillende series van cumulatief preferente aandelen E worden daarbij gelijk behandeld;

d. het dan resterende wordt verdeeld tussen de houders van gewone aandelen naar evenredigheid van ieders bezit van gewone aandelen.

32.7. Nadat de rechtspersoon heeft opgehouden te bestaan blijven de boeken, bescheiden en andere gegevensdragers van de vennootschap gedurende zeven jaar berusten onder degene die daartoe door de vereffenaars is aangewezen.



United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Annual General Meeting of Shareholders of Nutreco Holding N.V. held on 1 April 2010 at 02.30 p.m. at the NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam

Shares present or represented

Ordinary Shares

Total issued ordinary shares on 1 April 2010:	35,118,682
Ordinary shares present or represented:	15.926.246
Percentage	45.35%

Cumulative Preference A shares (CumPref A)

Total issued CumPref A shares on 1 April 2010:	4,993,200
CumPref A shares present or represented:	4,993,200
Percentage	100%

Total present/represented shares	20,919,446
Percentage	52.15%

Resolutions

At the Annual General Meeting of Shareholders of 1 April 2010 resolutions were adopted as indicated below with regard to the following agenda items:

4. Annual Accounts 2009

4.1 Adoption of the Annual Accounts

In favour:	20,406,249
Against:	5,622
Abstention:	506,123

4.2 Dividend proposal

In favour:	20,411,913
Against:	1,025
Abstention:	505,444

5. Corporate Governance

5.2 Remuneration of the Supervisory Board

In favour:	20,410,622
Against:	897
Abstention:	506,115

6. Discharge

6.1 Discharge of the Executive Board for the conduct of the business

In favour:	20,265,219
Against:	145,063
Abstention:	505,525

6.2 Discharge of the Supervisory Board for its supervisory duties

In favour:	20,265,805
Against:	145,528
Abstention:	505,799

7. Appointment of KPMG Accountants N.V. as external auditor

In favour:	20,376,482
Against:	5,475
Abstention:	535,508

8. Proposal to designate the Executive Board as the corporate body to issue ordinary shares and to restrict or to exclude pre-emption rights

8.1 Proposal to designate the Executive Board as the corporate body – subject to the approval of the Supervisory Board – to issue ordinary shares and to grant rights to subscribe for ordinary shares as provided for in article 8 of the Company's Articles of Association for a period of 18 months

In favour:	20,112,537
Against:	298,345
Abstention:	505,407

8.2 Proposal to designate the Executive Board as the corporate body authorised - subject to the approval of the Supervisory Board – to restrict or to exclude pre-emption rights as provided for in article 9 of the Company's Articles of Association for a period of 18 months

In favour:	19,731,052
Against:	621,609
Abstention:	564,794

In order for this proposal to be approved, a majority of at least 2/3 (13,944,970 votes) is required if less than 50% of the issued share capital is represented at the meeting.

9. Authorisation to buy back own ordinary shares and Cumulative Preference A shares and proposal to cancel Cumulative Preference A shares

9.1 Authorisation of the Executive Board – subject to the approval of the Supervisory Board – to buy back the Company's own ordinary shares and Cumulative Preference A shares as specified in article 10 of the Company's Articles of Association for a period of 18 months

In favour:	20,330,992
Against:	21,473
Abstention:	564,602

9.2 Proposal to cancel Cumulative Preference A shares

In favour:	20,352,007
Against:	436
Abstention:	564,721

In order for this proposal to be approved, a majority of at least 2/3 (13,944,776 votes) is required if less than 50% of the issued share capital is represented at the meeting.

10. Composition of the Supervisory Board

10.2 The appointment of Mrs H. Verhagen as a member of the Supervisory Board

In favour:	20,274,959
Against:	56,786
Abstention:	584,830

11. Amendment of the Articles of Association

11.1 Name change (Nutreco N.V. instead of Nutreco Holding N.V.) and other amendments, mainly to bring the existing Articles of Association in line with recent and expected changes in company law

In favour:	20,410,326
Against:	1
Abstention:	505,656

11.2 Deletion of the quorum requirement of article 31.2 to amend the Articles of Association

In favour:	18,826,679
Against:	1,584,096
Abstention:	505,407

No resolutions were needed with regard to the other agenda items.



Besluiten genomen op de Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V., gehouden op 1 april 2010, aanvang 14.30 uur, in NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam

Aanwezige of vertegenwoordigde aandelen

Gewone aandelen

Totaal uitstaande gewone aandelen op 1 april 2010:	35.118.682
Aanwezige of vertegenwoordigde gewone aandelen:	15.926.246
Aanwezigheidspercentage	45,35%

Cumulatief Preferente A aandelen (CumPref A)

Totaal uitstaande CumPref A aandelen op 1 april 2010:	4.993.200
Aanwezige of vertegenwoordigde CumPref A aandelen:	4.993.200
Aanwezigheidspercentage	100%

Totaal aanwezige/vertegenwoordigde stemmen	20.919.446
Percentage	52,15%

Besluiten

Op de Algemene Vergadering van Aandeelhouders van 1 april 2010 werd over de volgende agendapunten besloten zoals hierna opgegeven:

4. Jaarrekening 2009
   - 4.1 Vaststelling van de jaarrekening
     - Vóór: 20.406.249
     - Tegen: 5.622
     - Onthoudingen: 506.123
   - 4.2 Voorstel tot uitkering van dividend
     - Vóór: 20.411.913
     - Tegen: 1.025
     - Onthoudingen: 505.444

5. Corporate Governance
   - 5.2 Remuneratie van de Raad van Commissarissen
     - Vóór: 20.410.622
     - Tegen: 897
     - Onthoudingen: 506.115

6. Decharge

6.1 Decharge van de Raad van Bestuur voor het gevoerde beleid

Vóór:	20.265.219
Tegen:	145.063
Onthoudingen:	505.525

6.2 Decharge van de Raad van Commissarissen voor het uitgeoefende toezicht

Vóór:	20.265.805
Tegen:	145.528
Onthoudingen:	505.799

7. Benoeming van KPMG Accountants N.V. als externe accountant

Vóór:	20.376.482
Tegen:	5.475
Onthoudingen:	535.508

8. Voorstel tot aanwijzing van de Raad van Bestuur als bevoegd orgaan tot uitgifte van gewone aandelen en tot het beperken of uitsluiten van voorkeursrechten

8.1 Voorstel tot aanwijzing van de Raad van Bestuur als bevoegd orgaan – onder goedkeuring van de Raad van Commissarissen – tot uitgifte van gewone aandelen en tot het verlenen van rechten tot het nemen van gewone aandelen als bedoeld in artikel 8 van de statuten van de Vennootschap, voor de duur van 18 maanden

Vóór:	20.112.537
Tegen:	298.345
Onthoudingen:	505.407

8.2 Voorstel tot aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is om – onder goedkeuring van de Raad van Commissarissen – te besluiten tot uitsluiting of beperking van het recht van voorkeur als bedoeld in artikel 9 van de statuten van de Vennootschap, voor de duur van 18 maanden

Vóór:	19.731.052
Tegen:	621.609
Onthoudingen:	564.794

Voor dit voorstel is een meerderheid van ten minste 2/3 van de uitgebrachte stemmen vereist (13.944.970) indien minder dan 50% van het geplaatst kapitaal ter vergadering aanwezig of vertegenwoordigd is.

9. Machtiging tot inkoop van gewone aandelen en Cumulatief Preferente aandelen A en voorstel tot intrekking van Cumulatief Preferente aandelen A

9.1 Voorstel tot machtiging van de Raad van Bestuur – onder goedkeuring van de Raad van Commissarissen – tot inkoop door de Vennootschap van eigen gewone aandelen en Cumulatief Preferente aandelen A als bedoeld in artikel 10 van de statuten van de Vennootschap, voor de duur van 18 maanden

Vóór:	20.330.992
Tegen:	21.473
Onthoudingen:	564.602

9.2 Voorstel tot intrekking van Cumulatief Preferente aandelen A

Vóór:	20.352.007
Tegen:	436
Onthoudingen:	564.721

Voor dit voorstel is een meerderheid van ten minste 2/3 van de uitgebrachte stemmen vereist (13.944.776) indien minder dan 50% van het geplaatst kapitaal ter vergadering aanwezig of vertegenwoordigd is.

10. Samenstelling van de Raad van Commissarissen

10.2 De benoeming van mevrouw H. Verhagen als Commissaris van de Vennootschap

Vóór:	20.274.959
Tegen:	56.786
Onthoudingen:	584.830

11. Statutenwijziging

11.1 Naamswijziging (Nutreco N.V. in plaats van Nutreco Holding N.V.) en andere wijzigingen, in hoofdzaak om de bestaande statuten in overeenstemming te brengen met recente en verwachte wijzigingen in het vennootschapsrecht

Vóór:	20.410.326
Tegen:	1
Onthoudingen:	505.656

11.2 Schrapping van het quorumvereiste voor wijziging van de statuten zoals voorzien in artikel 31.2 van de statuten

Vóór:	18.826.679
Tegen:	1.584.096
Onthoudingen:	505.407

Voor de overige agendapunten van de AVA diende geen besluiten te worden genomen.

Draft minutes of the Annual General Meeting of Shareholders, held on 1 April 2010.

Please send any comments or remarks you may have by e-mail (ava@nutreco.com) before 1 October 2010.

Draft

Minutes of the Annual General Meeting of Shareholders of Nutreco Holding N.V. held on 1 April 2010

Disclaimer:
This English translation is for convenience and information purposes only. In case of any differences with the text of the Dutch version of the "Notulen van de Algemene Vergadering van Aandeelhouders", the latter will prevail.

Minutes of the proceedings of the Annual General Meeting of Shareholders ("AGM") of Nutreco Holding N.V., a public limited liability company (the "Company"), having its registered office in Boxmeer, held at the NH-Barbizon Palace Hotel in Amsterdam on 1 April 2010

1. <u>Opening</u>

The Chairman of the Supervisory Board of the Company, Mr **R. Zwartendijk**, acted as the Chairman of the meeting and opened the annual meeting at 2.30 p.m.

He welcomed the shareholders, the external auditor KPMG Accountants N.V., represented by Mr **R. Kreukniet** and Mr **M. Regouw**, the invited guests and a delegation of the Central Works Council, attending the meeting as observers.

The Chairman commented that, as Chairman of the Supervisory Board, he had the pleasure of chairing the meeting. **The Chairman** announced that he had been joined at the table by the members of the Executive Board, the members of the Supervisory Board and the former Company Secretary, Mr **B. Verwilghen.**

The Chairman announced that Mr **B. Verwilghen** would be leaving the Company after many years' loyal service and that he would be missed by Nutreco.

The Chairman appointed Mr **B. Verwilghen**, the former Company Secretary, as secretary of the meeting and stated that the minutes of the meeting would be kept by Mrs **M.H. Legein**, a civil-law notary with the firm of De Brauw Blackstone Westbroek N.V.

The Chairman announced that this meeting was being recorded on audio and video tape for the purpose of minute taking, and that a simultaneous translation into English was also available. In accordance with the resolution of the AGM passed in 2008, the Company had adopted English as the sole official language for its external communications. **The Chairman** stated that this meant that the full annual report had been published in English. The working language at the AGM would be Dutch and the presentation sheets had also been prepared in Dutch. A summary of the annual report had also been published in Dutch and this had been posted on the Company's website. The meeting could also be followed online. **The Chairman** then stated that, as was customary, electronic voting pads would be used for those items on the agenda requiring a voting procedure. The operation of these voting pads would be explained by **the Chairman** before voting took place.

The Chairman stated that the invitation for this meeting as well as the agenda with annexes had been published on the Company's website on 3 March 2010 and that, also on 3 March 2010, an invitation had been published in *Het Financieele Dagblad* and that the agenda and the annual report and the annual accounts for 2009 had been made available for inspection and were available free of charge at the office of the Company and at the office of The Royal Bank of Scotland (RBS) in Amsterdam, and had been sent free of charge to shareholders who had requested that they be sent to them.

The Chairman announced that no requests for additional items to be placed on the agenda had been received from shareholders with an interest of at least 1% of the issued capital or from shareholders representing a value of at least EUR 50 million.

The Chairman noted that, as in previous years, the Executive Board had opted once again for the possibility of setting a Registration Date. This enabled shareholders to take part in the meeting provided that they were registered as shareholders on 11 March 2010, without their shares having to be blocked until after the meeting. **The Chairman** commented that it was possible to register to attend the meeting until 26 March 2010.

The Chairman stated that, in accordance with the Corporate Governance Code, the draft minutes of the previous AGM and the draft minutes of the Extraordinary General Meeting of Shareholders held on 30 June 2009 had been posted on the Company's website within three months of the end of the AGM or the Extraordinary General Meeting of Shareholders, respectively, with an invitation to make any comments known within a further three-month period. **The Chairman** stated that the periods had elapsed without any comments being received, following which the minutes were adopted in accordance with the Articles of Association and these adopted minutes of the AGM and the EGM were posted on the Company's website. **The Chairman** announced, furthermore, that a copy of these minutes had been sent to those shareholders who had requested this and that copies were available in the reception area.

The Chairman noted, therefore, that both the requirements of the Articles of Association and the legal requirements had been met, and that the Annual General Meeting was authorised to take lawful decisions on all the proposals on the agenda.

The Chairman informed the meeting that on the Registration Date the total issued share capital of the Company was EUR 9,626,851.68, made up of 35,118,682 ordinary shares and 4,993,200 Cumulative Preference A shares. The issued shares confer the right to cast 40,111,882 votes. **The Chairman** noted that he would announce the number of shares represented at the meeting during the course of the meeting.

Before proceeding to item 2 on the Agenda, **the Chairman** drew the meeting's attention to the following points, in the interest of ensuring the smooth running of the meeting:

(i) There would be an opportunity to ask questions following the explanation of each item on the agenda. As in previous years, **the Chairman** requested the representatives of the Dutch Investors' Association (*Vereniging van Effectenbezitters*), Eumedion or other organisations representing the interests of security holders to limit the number of questions to 3 at a time in order to give the other shareholders the opportunity also to take the floor.
(ii) **The Chairman** asked everyone who wanted to put a question to make this clearly known and, once given the floor, to make use of one of the microphones provided for this purpose. He added that for reporting purposes, it was essential that those asking questions clearly stated their name and address and, if necessary, the organisation they were representing.
(iii) Finally, **the Chairman** requested everyone to ensure that their mobile phones were switched off.

2. <u>Report of the Supervisory Board and its committees for the financial year 2009</u>

The Chairman stated that, as is shown in the report of the Supervisory Board on pages 73 to 76, inclusive, of the annual report, the Supervisory Board had exercised supervision in the previous year through a number of formally scheduled meetings, in a telephone conference and also through regular informal consultation. The supervision related to the developments within the Company and the activities and companies of the Group in 2009.

The Chairman commented that the main items discussed in 2009 during the meetings of the Supervisory Board with the Executive Board, and in respect of which the Supervisory Board had exercised supervision, were:

1) the organisation of the Company into three divisions: Agriculture, Aquaculture and Specialties, 2) the appointment at the Extraordinary General Meeting of Shareholders held in June 2009 of the directors of these divisions, with the title of Executive Vice-President, as members of the Executive Board; 3) the Company's strategy, 4) the acquisition of Cargill's compound feed activities in Spain and Portugal, and of a 51% interest in the Brazilian premix and specialties producer Fri-Ribe, 5) the financing of the Company through a successful US Private Placement in the amount of USD 150 million and 6) the refinancing of the bank loan in the amount of EUR 550 million. The Supervisory Board had visited the important Canadian compound feed activities and the Canadian Agriculture R&D centre. **The Chairman** announced that these items would be covered in further detail later during the explanation of the report of the Executive Board by the CEO, Mr **W. Dekker**.

The Chairman explained that the Supervisory Board is assisted in its activities by three committees, each with a specific composition. The Audit Committee consists of Mr **R.J. Frohn**, as Chairman, and Mr **J.A.J. Vink**; the Remuneration Committee consists of Mr **J.M. de Jong**, as Chairman, and Mr **Y. Barbieux** and himself, as members; and the Innovation & Sustainability Committee, which was established in 2009, consisting of Mr **A. Puri**, as Chairman, and Mr **Y. Barbieux** and Mr **J.A.J. Vink,** as members.
The entire Supervisory Board furthermore continues to function as the Selection and Appointments Committee. **The Chairman** explained that during a meeting of the Supervisory Board earlier this year, the Supervisory Board had also devoted time to an evaluation of its own performance, which evaluation was required to take place yearly.

The Chairman gave the floor to Mr **R.J. Frohn**, chairman of the Audit Committee, to discuss the Audit Committee's report.

Mr **R.J. Frohn** thanked **the Chairman**. He reported that, as was stated on page 75 of the annual report, the Audit Committee had held four formal meetings during 2009 in the presence of the Company's external auditor, KPMG Accountants N.V., the CEO and CFO as well as the Company's internal auditor. One of these meetings had taken place through a telephone conference call. In addition, there had been regular, informal consultation with the Executive Board.

He stated that the main items discussed at these meetings had been the 2008 annual accounts and the external auditor's report, the half-year figures for 2009, risk management and the discussion of the corrective measures that had been proposed by the Board following losses on raw materials sustained in the Hendrix compound feed activities in the first half of 2009, the results of the internal audits, the setting up of a Nutreco Integrity Line to facilitate reporting under the whistleblower rules, information and IT security, attention for fraud and the measures following a clear case of fraud, and supervision of the scheduling of the activities of the external auditor and the internal audit department. Mr **R.J. Frohn** confirmed that the Audit Committee was satisfied with the information provided to it by the Executive Board and the manner in which the Audit Committee's recommendations are followed and he informed the meeting that the Audit Committee had reserved time earlier this year for an assessment of its own performance. Mr **R.J. Frohn** thanked **the Chairman** for the opportunity to address the meeting.

The Chairman gave the floor to Mr **J.M. de Jong**, chairman of the Remuneration Committee.

Mr **J.M. de Jong** thanked **the Chairman**. He informed the meeting that the Remuneration Committee had met five times in 2009, and that this was significantly more frequently than in the preceding years. In addition to the normal items on the agenda, such as establishing how the Executive Board had scored in relation to the targets agreed for 2008 and determining the performance targets for 2009, the Remuneration Committee had focused chiefly on examining the significance of the recently modified Corporate Governance Code for the Company's remuneration policy and on implementing the best practices from this modified Code, among other things in relation to the drafting of the employment contracts with the newly appointed members of the Executive Board.

The Chairman gave the floor to Mr **A. Puri, chairman** of the Innovation & Sustainability Committee.

Mr **A. Puri** thanked **the Chairman**. He announced, in English, that in accordance with principle II.1. of the modified Corporate Governance Code, which sets out that management is responsible for social aspects of responsible business practices relevant to the enterprise, the Supervisory Board had decided to set up a new committee for Innovation & Sustainability. This committee would focus on three areas:

1) governance in the field of science and technology that is of importance for the innovative strategy of the Company; 2) the product-related risk management model of the Company; and 3) the specific sustainability targets. He went on to say that this committee had met twice in 2009. The innovation strategy of the Company's three divisions had been assessed and advice had been given on possible improvements. The committee had also examined the Company's sustainability policy and it had provided the Company with valuable advice in various areas. Mr **A. Puri** thanked **the Chairman**.

The Chairman thanked Mr **Frohn**, Mr **De Jong** and Mr **Puri.** He stated that the Selection and Nomination Committee had devoted attention to the selection and nomination of Mr **F.J. Tielens**, Executive Vice-President of the Specialties Division, Mr **K. Nesse**, Executive Vice-President of the Aquaculture Division and Mr **J.A. Vergeer**, Executive Vice-President of the Agriculture Division, as members of the Executive Board. He went on to state that the Supervisory Board had taken note of the resignation of Mr **L.J.A.M. Ligthart** after twelve years spent as a member of the Supervisory Board and that Mr **R.J. Frohn** and Mr **A. Puri** had been nominated and appointed as members of the Supervisory Board by the AGM the preceding year. Mr **J.M. de Jong** had been appointed vice-chairman of the Supervisory Board. Finally, **the Chairman** stated that the Selection and Nomination Committee had devoted attention to identifying a successor for Mr **Y. Barbieux**, who would step down at this meeting after twelve years as a member of the Supervisory Board, and that Mrs **H. Verhagen** had been selected to succeed him and would be recommended for election as a Member of the Supervisory Board of the Company later in the meeting.

The Chairman asked whether there were any further questions regarding this item on the agenda or the statements made by the three chairmen of the Committees. **The Chairman** gave the floor to Mr **Stevense**.

Mr **Stevense** from the Investors Protection Association (*Stichting Rechtsbescherming Beleggers*) said that he thought the manner in which the case of fraud in Spain had been dealt with gave the impression that it involved a small sum of money, that it was a shame that it had happened and that this should signal the incident is thereby closed. He believed that this matter had been dealt with too easy in the annual report.

The Chairman gave the floor to Mr **R.J. Frohn**, chairman of the Audit Committee.
Mr **R.J. Frohn** stated that the Company had not taken the case of fraud lightly and that internal controls to prevent fraud existed within the organisation. He remarked that it was not always possible to prevent fraud, however, and that in these matters the organisation had identified and resolved the fraud itself.

He commented that the persons involved no longer worked in the Company. In addition, he believed, and the same was also true of the Company, that an amount of EUR 500,000 was not minor and he assured Mr **Stevense** that the fraud had most certainly been taken very seriously.

Mr **Stevense** thanked **the Chairman** for the floor.

The Chairman concluded that there were no more questions relating to this agenda item. He then informed the meeting that the number of votes at the meeting was known. The number of shareholders or proxy-holders present at the meeting was 133. The number of voting shares present or represented at the meeting was 20,919,446. This represented 52.15%, made up of 15,926,246 ordinary shares and 4,993,200 Cumulative Preference A shares. Of the ordinary shares, this represented 45.45% of the number of voting shares issued and of the Cumulative Preference A shares, this represented 100% of the Cumulative Preference A shares issued. **The Chairman** concluded that this meant that it would be possible to take a vote on the last item on the agenda.

3. Report of the Executive Board for the financial year 2009

The Chairman tabled the report of the Executive Board for 2009, as set out in pages 12 et seq., of the annual report, and asked Mr **W. Dekker**, the chairman of the Executive Board, to provide a further explanation of this report.

Mr **W. Dekker** thanked **the Chairman.** Mr **W. Dekker** announced that he wished to discuss four items: the financial results for 2009; the market developments, the strategy and the strategic agenda of the Company.

Mr **W. Dekker** stated that the previous year, at the Extraordinary General Meeting of Shareholders, three persons had been appointed members of the Executive Board, namely Mr **J.A, Vergeer,** Mr **F.J. Tielens** and Mr **K. Nesse**. Mr **W. Dekker** remarked that the Executive Board now comprised five persons, including Mr **C.J.M. van Rijn** and himself. He commented that members of the Executive Board had lived and worked abroad and this experience was valued because much of the Company's growth would have to take place outside Europe. Mr **W. Dekker** stated that the Executive Board would be losing some of its diversity with the departure of Mr **B. Verwilghen** (who had Belgian nationality) as Company Secretary. Mr **B. Verwilghen** had accepted a position with SBM Offshore. Mr **W. Dekker** thanked Mr **B. Verwilghen** for his outstanding work.

Mr **W. Dekker** continued by announcing that with effect from 1 May 2010, the successor to Mr **B. Verwilghen**, Mrs **A. van Bergen**, would take up her duties as Company Secretary and that she was present at this meeting. Mr **W. Dekker** welcomed Mrs **A. van Bergen**.

Mr **W. Dekker** began his discussion of the results for 2009. He stated that the second half of 2009 was strong, but that the year had a difficult start due to the downward revaluation in respect of raw material positions. He stated that the Company had finished 2009 very strongly and that results in the second half of the year were almost 34% up on those in the second half of 2008.

Almost all operating activities had contributed to this strong second half of the year. For the year as a whole, the Company recorded an operating result of EUR 175 million, which is 3.8% lower than in 2008. Turnover of EUR 4.5 billion had been achieved. Mr **W. Dekker** remarked that the Company's turnover was influenced by the prices of raw materials. Many financial roadshows are organised with Mr **C.J.M. van Rijn** and Mr **J. Pullens**, our Investor Relations manager. The volumes over the year as a whole were 3.7% lower than in 2008. At the 2009 AGM, it had initially been suggested that greater decreases could be expected. Mr **W. Dekker** concluded that the volumes had picked up in the second half of 2009. Strong cash flow had been achieved thanks to a EUR 98 million reduction in operating capital. He remarked that this was the result, among other things, of the internal financial roadshows given by Mr **C.J.M. van Rijn** and Mr **R. Tjebbes**, the group controller. The internal roadshows had been organised at six locations around the world where more than 300 colleagues had received workshop training in controlling and optimising the Company's operating capital. The profit per share was EUR 2.61, compared with EUR 3.02 the previous year.

Mr **W. Dekker** recalled that two years previously there had been concern about food shortages accompanied by record high prices for raw materials. He stated that these prices had fallen, but that increases were now taking place once again, in particular in relation to fishmeal and fish oil prices.

Mr **W. Dekker** went on to discuss the operating results for each segment. In 2008, EBIT for the premix and specialties division was EUR 84 million. At the time it was argued that EUR 20 million of that result was a one-off contribution in view of the very good raw material positions. The Executive Board considered the EUR 70 million achieved in 2009 to be a strong result. Mr **W. Dekker** remarked that there had been a disappointment in the compound feed activities in Europe in the first half of 2009, but that this had recovered in the second half of 2009, resulting in a small positive figure for this segment over the year as a whole.

Mr **W. Dekker** stated that, in addition to the strong results in other divisions, the meat division had made a positive contribution the previous year. This division had achieved EUR 34 million, compared with a roughly break-even result in 2008.

Mr **W. Dekker** informed the meeting that the total operating results, the EBITA from continuing operations, were EUR 170 million, compared with EUR 182.9 million in 2008, and that this represented a decrease of 7.1%.

Mr **W. Dekker** went on to discuss the net result and the profit per share. He stated that the net result was EUR 93 million, compared with EUR 116.9 million in 2008. This resulted in a profit per share of EUR 2.61 from continuing operations in 2009, compared with a profit per share of EUR 3.02 in 2008.

Mr **W. Dekker** commented that Nutreco had a very strong balance sheet and that this was the result of much hard work. He stated that while cost savings had been implemented the previous year, the emphasis had mainly been on controlling the working capital. He commented further that the net working capital had decreased from EUR 254 million to EUR 136 million, resulting in a decrease in net debt from EUR 367 million to EUR 222 million.

Mr **W. Dekker** went on to discuss the dividend for 2009. He said that it was policy for the Company to pay out between 35% and 45% of the net overall profit for the financial year, excluding one-off items such as impairment and book profits made on divestments. This dividend was payable to holders of ordinary shares. The dividend in 2009 in the amount of EUR 1.32 was in proportion to the dividend in 2008 in the amount of EUR 1.43. Mr **W. Dekker** remarked that this was the proposal being put to the AGM and that 45% was the maximum level under the dividend policy approved by the AGM. Mr **W. Dekker** commented that the Company had paid out an amount of EUR 0.20 as interim dividend in August 2009 and that the final dividend of EUR 1.12 would be paid either in cash or in the form of shares, at the choice of the shareholders. He stated that the exchange ratio would be determined after the close of trading on 21 April 2010 on the basis of the weighted average of the share price on 19, 20 and 21 April 2010. The dividend would be made available on 27 April 2010.

Mr **W. Dekker** continued with a review of the market developments. He stated that many of the visions for the industry were developed together with other stakeholders. He said that this was started in 1996 in Norway with the AquaVision conference. Since 2000 the AgriVision conference has been organised in the Netherlands and over the years more than 4,000 people have contributed to these strategy sessions, including politicians, NGOs, environmental movements and other participants in the chain.

Last year the theme of the AgriVision conference was shifting horizons. Mr **W. Dekker** said that the central question there was: "Can we feed 9 billion people in 2050, given issues such as sustainability and biodiversity?" He said that the Company had seen this challenge growing over the years.

Mr **W. Dekker** said that the issue had been raised at the 2007 AgriVision conference that if, in 2050, 9 billion people want to have a North American lifestyle, with the level of meat consumption and energy consumption that entails, then this is incompatible with the concerns, particularly in Europe, about biodiversity and climate change.

Mr **W. Dekker** told the meeting that during the AgriVision conference the previous year, almost four hundred people had voted at the end of the conference on what changes were needed and how such changes could be achieved. 70% of the participants had answered the question as to whether 9 billion people could be fed in a sustainable way affirmative. Mr **W. Dekker** presented a booklet produced by the Company entitled "Can we feed 9 billion people in 2050 in a sustainable way?" with the aim of sharing the optimism and spurring people on to take action. Mr **W. Dekker** stated that there were not that many new 'break-through technologies' needed to achieve this goal since half the necessary improvements could already be realised by implementing existing technologies. He stated, furthermore, that the Company had disposed of most of its meat and fish producing activities.

Mr **W. Dekker** announced that the Executive Board expected raw material prices to rise further due to additional demand. Climate change would have a negative impact. He anticipated that there would be a scarcity of most agricultural raw materials. He continued by voicing the expectation that, on the other hand, global demand for fish and meat would continue to rise, due in part to the increased prosperity in Asia and other parts of the world. Mr **W. Dekker** stated that the Company expected there to be increasing demand for fish and meat and that Nutreco supplies the feed to the producers of fish and meat. Mr **W. Dekker** foresaw scarcities on the supply side. Mr **W. Dekker** said that the Executive Board expected that the Company, with its unique knowledge of animal nutrition at all stages of life, with its NuTrace feed and food quality system and with the far greater emphasis that the Company places on innovation and technology, can make a contribution in future to this major challenge to produce many times more food in the coming decades than is currently the case.

Mr **W. Dekker** stated that the doubling of food production must be accompanied by a halving of the footprint, which was a big challenge. He said that, while the Company was only a small part of the chain, it could nonetheless exert an influence on this.

Mr **W. Dekker** went on to discuss the Company's strategy. He stated that the Executive Board had targeted growth in particular in new geographies, such as Brazil, China, Russia and Vietnam, and that it remains alert for new opportunities on the Company's home markets. He referred to the recent acquisition in Spain and stated that the same focus also applies to the Netherlands and Canada, which three countries comprise the 3 agricultural home markets. The Company was scanning the global markets as it sought to identify possible acquisitions in the field of premixes, specialty feeds and fish feed.

Mr **W. Dekker** referred to two acquisitions made in 2009. He stated that Brazil was a very important country as regards current and future food production, in terms of raw materials as well as meat and, increasingly, fish. Mr **W. Dekker** announced that the Company had acquired a 51% interest in 'Fri-Ribe', a family-owned company in Brazil. Fri-Ribe's business was complete feed, premixes, fish feed and shrimp feed. Mr **W. Dekker** said that Fri-Ribe had a very good reputation and good positions and that the company had five production locations and six sales offices. The Executive Board had visited Brazil in November. The acquisition provided a platform for further growth in one of the most important agriculture growth markets in the world.

Mr **W. Dekker** also referred to the acquisition in Spain and Portugal of twelve feed factories belonging to Cargill which produced 700,000 tonnes of feed per year. The feed factories had an annual turnover of EUR 240 million and employed 420 people.

Mr **W. Dekker** went on to discuss Spain and said that while the economy of this country was going through a difficult period, the Company's businesses there had nonetheless achieved good results in 2009. He stated that an integration process involving the compound feed activities was currently underway and would take two years to complete. It was anticipated that the restructuring costs associated with this process would be roughly EUR 20 million.

Mr **W. Dekker** continued and stated that the Executive Board still fully supported the growth target for 2012 to achieve the medium-term target of EUR 230 million.

Mr **W. Dekker** went on to discuss the strategic agenda for 2010. He stated that he had already discussed the first three topics, namely: geography, with a focus on four countries, maintaining the three agricultural growth markets as well as the global marketing of all specialty feed and fish feed activities. He continued with the implementation of the Company's innovation strategy to develop sustainable products and feed solutions: creating value for customers and developing products and feed solutions with an enhanced profit margin. Mr **W. Dekker** stated that the Company was increasingly focusing on specialty feeds. He added that sustainability targets had been included in the remuneration packages of managers and that these targets could be tracked henceforth in the annual report. Mr **W. Dekker** informed the meeting that workshops on this topic had been held the previous week with the top 30 managers.

Mr **W. Dekker** stated that the Company expected, barring unforeseen circumstances, to achieve EBITA, before exceptional items, of at least EUR 50 million in the first half of 2010. He said that the Company's results followed a seasonal pattern and that it was customary for the second half of any year, in this case 2010, to be the most important.
He concluded his presentation by announcing that the investments the Company would make in 2010 would outstrip the level of depreciation, specifically in terms of expansions of production capacity and manufacturing optimisation.

Mr **W. Dekker** thanked **the Chairman.**

The Chairman thanked Mr **W. Dekker** and asked whether there were any questions on this item and gave the floor to Mr **Stevense**.

Mr **Stevense** thanked **the Chairman** for the floor. Mr **Stevense** said that Mr **W. Dekker** had stated that China and Vietnam were two focus countries. The Company's factory is located in Indonesia. Mr **Stevense** asked whether factories would be bought in China and Vietnam, or whether these countries would be supplied from Indonesia.

Mr **Stevense** stated with respect to the consolidation in the Netherlands, Spain and North America that North America was still rather underexposed and that a reference was made to the United States on page 27. He commented that the Company had a market-leading share of 14% in the Netherlands, but that Agrifirm and Cehave planned to merge and have a combined market share of 18%.

Mr **Stevense** continued with a final question about prices. He wondered how the Company was coping with the fluctuations in prices partly in the light of discounts that are being stipulated by large companies. Mr **Stevense** said that these were his questions.

The Chairman gave the floor to Mr **W. Dekker**.

Mr **W. Dekker** thanked **the Chairman** for the floor. He commented that a new factory had been acquired in Indonesia the previous year. This had arisen from the acquisition of BASF, when premix plants had been bought in eight different countries. Nutreco had used BASF's production plant in Indonesia until construction of the new plant had been completed. Mr **W. Dekker** said that the Company had two factories in China, employing 700 people. He also stated that the Company had targeted growth in this region and aims to take a first step in Vietnam. He stated that these were the reasons that these four countries had been mentioned and that these were the areas on which there would be more focus in future.

Mr **W. Dekker** continued by remarking that in terms of agricultural business, the Netherlands, Spain and Canada were countries where Nutreco already had a very large presence and where consolidation is taking place. He said that following a strategy review, Cargill had decided that Nutreco would make a good owner for its twelve factories and its employees. He stated that the Company always took very prompt and decisive action whenever an attractive opportunity arose and that if such an opportunity were to arise in the Netherlands or in Canada, it would be considered very seriously.

Mr **W. Dekker** went on to address Mr **Stevense's** question with regard to prices and price volatility. He stated that feed costs often determine for 80% of the Company's customers' cost. He said that the prices of raw materials on the global markets fluctuate down- and upwards. The good news the previous year was that the costs of feed had gone down, which had contributed to the profitability of fish and meat production. Mr **W. Dekker** remarked that the concern with regard to the Netherlands, with companies becoming increasingly larger, was shared by many. He said that once again a revolution would have to take place in the Netherlands toward further professionalisation, on the one hand, but also, in the case of smaller companies, toward specialisation in local produce in order to guarantee farmers sufficient income.

Mr **W. Dekker** stated, finally, that a revaluation and reassessment was needed in relation to farmers and that it was necessary to make the profession attractive once again for young people to study agricultural sciences and to take over businesses, because if farming activities failed to yield a good return it would be very difficult to feed 9 billion people in the future. Mr **W. Dekker** made the statement that if all the food in the world were to be produced by Dutch farmers at this moment, this would represent tremendous progress in sustainability. He stated that the Netherlands should rediscover, and indeed increase, its pride in its agricultural sector.

The Chairman took the floor and added that innovation must also lead to products with greater added value and larger margins.

The Chairman gave the floor to Mr **Van Genderen** from the Dutch Investors' Association (*Vereniging van Effectenbezitters*).

Mr **Van Genderen** stated that he represented 109 shareholders with a total of 58,495 shares.

Mr **Van Genderen** wondered how the Company coped with the fluctuations in prices. He stated that net working capital was considerably reduced in 2009 and that the lower prices for raw materials constituted a major factor in this respect. Mr **Van Genderen** asked how great this impact was and to what extent the lower net working capital was sustainable going forward.

Mr **Van Genderen** continued with the growth strategy of the business. He asked which opportunities specifically the Executive Board had identified and where the focus was targeted precisely and whether the Executive Board had any current plans for acquisitions in Brazil in order to expand the existing position further.

Mr **Van Genderen** also asked which criteria any possible acquisition targets must meet. And whether there were different criteria for acquisitions in developed countries such as Canada and the Netherlands and in emerging countries such as Brazil. He went on to ask whether the Executive Board, in relation to acquisitions, focused on contributions to the profit per share or on value creation.

Mr **Van Genderen** continued by saying that Mr **W. Dekker** had already stated that the Company had recently disposed of most of its meat and fish producing activities. He went on to say that the meat activities in Canada and Spain had largely returned to profitability in 2009. Mr **Van Genderen** asked whether this might not be a good time to dispose of these activities also and whether the Executive Board intended to do so. He said that the meat activities provided an awkward fit with the rest of the Company's portfolio.

The Chairman thanked Mr **Van Genderen** and gave the floor to Mr **W. Dekker**.

Mr **W. Dekker** said that 80% of the costs of the products were accounted for by raw materials. He stated that the prices of commodities, the grains and soya, fluctuate, and that they would probably only fluctuate even more because stocks are worldwide declining due to higher consumption.

It was anticipated that this volatility would only increase and that, furthermore, currency effects would also have to be taken into account. He stated that the risk management policy of the Company does not permit speculation and that it was policy for the Company not to take positions for periods of more than three months. He said that in terms of Aquaculture, where the Company has several very large customers around the world, if customers wanted a fixed price for a period of six or twelve months, the Company made agreements on a so-called basket with the raw materials and the prices at the time the relevant contract is signed. This was based on risk management, which stipulated that positions must be closed in respect of raw materials and currency since this was the only moment in time that there was certainty about the margin. Risk management policies vary from one business activity to the other. Mr **W. Dekker** anticipated that in future volatility would increase and that the Company's financial people therefore received training in this subject.

Mr **W. Dekker** went on to address the question regarding how the Company coped with risk management and volatility. He said that the Executive Board was pleased with the results of the preceding year and that the fact that the costs of raw materials had also decreased had been a benefit. He stated that it would have to be seen in 2010 which part of this would be lasting. Clear targets had been set internally and these were also measured. Mr **W. Dekker** remarked that it was anticipated that more than half of this reduction would prove to be structural.

Mr **W. Dekker** then continued with the growth strategy. He stated that four countries had been mentioned as a focus for steps to be taken by the Company in terms of fish as well as agriculture. In addition, there was a greater focus on innovation, which translated into a wish to make progress with premix specialties and additives in markets around the world.

Mr **W. Dekker** proceeded to discuss the question regarding the criteria for acquisitions. Mr **W. Dekker** stated that in a mature market where the Company occupied the no.1 position, it costs less to carry out an industrial optimisation than to purchase shares in a high quality and rapidly growing company, such as the acquisition made in Brazil. Mr **W. Dekker** concluded by stating that the aim of the criteria is to ensure that a contribution can be made as quickly as possible to the profit per share.

Mr **C.J.M. van Rijn** took the floor and said that the Cargill acquisition amounted approximately EUR 40 million, of which roughly half would go to Cargill and the other half was earmarked for investments and reorganisations.

He said that these reorganisations would largely take place in 2010 and that this meant there would be no increase in the profit per share in 2010 due to these restructuring costs, but that the result from normal operations would contribute to the profit per share in 2010. The acquisition made in Brazil would contribute straight away to the results.

Mr **C.J.M. van Rijn** went on to discuss the acquisition criteria. He stated that future cash flows are discounted to present value. He stated furthermore that a different interest factor was used in relation to an acquisition in Brazil or Vietnam than for an acquisition in Western Europe. It was stated in the annual report what the improvements are in terms of days of working capital, days of receivables outstanding, days of inventory and days of payables outstanding, and there were improvements in relation to all of these. He said that therefore not only had the raw material prices fallen, but there had also been a clear improvement in the number of days. The target for the current year was to maintain this level.

Mr **W. Dekker** took the floor. He stated that the meat activities took place mainly in Spain and to a small degree in Canada. In Canada these activities consisted of many different things, which were fully integrated in the business. Attention was now being focused in particular on the poultry activities in Spain. Mr **W. Dekker** stated that this company was among the top five in its sector in Europe and was market leader in Spain because it was the only company capable of supplying fresh meat in every city in Spain. He said that while chicken is a somewhat different product than animal nutrition, there was nonetheless a great deal of synergy with the other Spanish activities. More than 50% of sales in Spain are made to a retailer; a family-run business called Mercadona. This is a partnership without any element of volatility.

The Chairman gave the floor to Mr **Heinemann**.

Mr **Heinemann** said that he had three questions. Salmon farming had made the Company big in the past. The industry had then been hit hard by a disease that had occurred. He wondered what the Company's future plans were in relation to salmon farms. He said that his second question related to agriculture. Mr **Heinemann** stated that there was a structural long-term shortage of agricultural products and that small farmers were being affected by the enormous fluctuations in farm prices. He wondered whether the Company could carry some of the burden or could encourage governments and authorities to create so-called buffer stocks to ensure a stable development of prices. Finally, he asked whether the European Commission had no objections about the acquisitions made by the Company, in particular in relation to a possible monopoly.

The Chairman thanked Mr **Heinemann** and gave the floor to Mr **W. Dekker**.

Mr **W. Dekker** informed the meeting that the salmon farms had been sold as part of the Re-balancing for Growth programme, but that the Company was still part of this industry since the Company was the world's largest producer of salmon feed and was actively engaged in the production of fish feed for forty other fish species. In the four Asian countries, the Company's share of the non-salmon feed business was being expanded. Mr **W. Dekker** stated that there had been an outbreak of a virus among salmon in Chile over the past eighteen months and that this had damaged the industry. This was precisely the reason why the Company had decided to divest its interests in this business. Mr **W. Dekker** stated that it was generally anticipated that the salmon industry had a promising future, but that the predictability of results in this industry was more problematical than in the case of feeds.

Mr **W. Dekker** went on to reply to the second question. He said that it was best for small farmers if they were paid a decent price for their products. He also stated that small farmers would have to distinguish themselves more from competitors with their local products. Mr **W. Dekker** stated that it was expected that a lack of financial resources and the advancing unification of Europe meant that government subsidies were a thing of the past. In many Western countries, less than 10% of income is spent on food. Mr **W. Dekker** stated that the livelihoods of small farmers could be guaranteed if more was paid for food in the Western countries.

Mr **W. Dekker** went on to answer the third question. He informed the meeting that the Company operated in global markets which were still largely fragmented. The Company had been very mindful of the competition law-related aspects of its acquisition of Cargill in Spain and had been granted unrestricted approval for the transaction. Mr **W. Dekker** stated further that the market share of salmon feed and, in some countries, premixes was roughly 30% to 40%. The competition law-related aspect constituted one of the non-financial criterion in relation to acquisitions. As the markets in which the Company operates are very large, Mr **W. Dekker** anticipated that competition issues would only occasionally come into play.

Mr **Heinemann** took the floor and asked whether it was also possible to give small farmers an incentive by forming agricultural cooperatives, for example, and by supporting farmers with micro-credits since these farmers were often unaware of the possibilities and because developing farmers is a very important element in efforts to increase production and efficiency.

Mr **W. Dekker** took the floor and invited all those present to e-mail the Company so that the Company could send them a copy of the brochure that had just been published. He stated that the present discussion related to the lacking production factor. And that there were major challenges with respect to Africa. The Netherlands had a great deal of know-how, and the question was now whether more know-how should be brought to Africa. Sustainability was linked to entrepreneurship. It was necessary to create entrepreneurs. Mr **W. Dekker** said that the discussion about Africa is related to stimulate entrepreneurship and that to date African farmers lagged far behind their Dutch counterparts, who were highly professional businessmen. Mr **W. Dekker** referred to the example included in the sustainability report about a project in Bangladesh where the Company was teaching thousands of women how to keep laying hens, with the eggs then being brought to market in towns or cities, and where the families were also being taught to breed fish. This project was not about sending money, but about furnishing others with know-how, including the micro-credits. The ICCO had given its support to this project. Mr **W. Dekker** stated, finally, that the Company was currently also evaluating commercial steps in Africa.

Mr **Heinemann** thanked **the Chairman.**

The Chairman took the floor and added that Mr **W. Dekker** held regular consultations with the Ministry of Agriculture and that this enabled a degree of influence to be exerted on policy.

The Chairman gave the floor to Mr **Dirkse**, who had two questions.

Mr **Dirkse** wondered whether the start-up of the new plant in Indonesia, which was scheduled to make its first delivery in February, had gone well and, if so, what the further capacity of this plant is. His second question was whether Mr **W. Dekker** could comment on the research activities in Canada, including the participation of Guelph University in this new activity.

The Chairman thanked Mr **Dirkse** and gave the floor to Mr **W. Dekker**.

Mr **W. Dekker** said that when it took over the eight plants formerly belonging to BASF, the Company had also acquired customers and employees. The Company had then built its own new factory. Mr **W. Dekker** stated that the start-up of this factory had gone exceptionally well and that the factory was profitable. The plant in Indonesia was not only marketing within Indonesia, but was also selling and exporting fish feed products to other countries in the near region.

Mr **W. Dekker** commented that the factory had been built within budget, had been started up very quickly and was also operating within budget, all of which also gave the Company confidence to make follow-up moves in this region.

Mr **W. Dekker** went on to answer the second question. The acquisition in Canada had given the Company market leadership in Canada, with a 24% share of the market. Mr **W. Dekker** stated that the Executive Board was proud of the R&D in Stavanger (for fish) and in the Netherlands and Spain for the agricultural sector, and that the R&D department in Canada was a definite asset to the Company. North Americans are strong in marketing. Mr **W. Dekker** remarked that the Executive Board of the Company had welcomed three new colleagues. Each colleague had his own R&D director. The R&D director based at the campus in Guelph is the right-hand man of Mr **J. Vergeer**, who regularly tours Spain and the Netherlands in order to promote the maximum exchange of ideas and know-how. Mr **W. Dekker** concluded by stating that the Company had entered into several projects with North American institutes and universities.

The Chairman thanked Mr **W. Dekker** and gave the floor to Mr **Stevense.**

Mr **Stevense** thanked **the Chairman** for the floor and shared his concerns in relation to micro-credits provided by banks who fund speculators instead of small farmers, and asked Mr **W. Dekker** for a response. He also stated that he knew of a business in Zambia, comparable with the Company, with the name 'Zambeef'. Mr **Stevense** continued by asking how the Company coped with price fluctuations during the time that stocks were under shipment. Mr **Stevense** then asked whether the Company also did business with Cefetra. Mr **Stevense** stated that premix specialties accounted for 22% of turnover and 36% of EBITA, noting also that turnover had decreased by 6.4% and EBITA by 16.3%, and he asked Mr **W. Dekker** whether he could provide further details in this regard.

The Chairman thanked Mr **Stevense** and gave the floor to Mr **W. Dekker.**

Mr **W. Dekker** said that Mr **C.J.M. van Rijn** would answer the question about stocks. Mr **W. Dekker** stated that the premix and specialty activities were a rapidly growing business. The acquisition of the eight factories formerly belonging to BASF had helped make the Company the second largest business in the world in the field of premixes, with a global market share of 12%. Regarding the ratios Mr **Stevense** had mentioned, he stated that the result for 2008 also included a non-recurring profit of EUR 20 million, which did not recur in 2009. The profitability of the underlying activities in premixes had been very good, however, and he said that this explained these differences.

Mr **W. Dekker** stated that the Company rarely discussed details of individual suppliers and customers, but that Cefetra was one of the Company's suppliers in the Netherlands.

Mr **W. Dekker** continued by saying that every business must do what makes it unique and that in the case of the Company this meant supplying the best feed solutions, the best food and the best advice, and that banks were responsible for providing loans. There was nonetheless regular consultation between banks and the Company on this matter.

Mr **C.J.M. van Rijn** took the floor and addressed the question about stocks. He stated that the prices of the contracts that had been concluded and in relation to which the stocks had yet to be received were also included in the year-end accounts. If price developments of those goods are such that it is anticipated that when they are processed into products, those products can no longer be sold at a profit then a provision is made in this regard.

The Chairman remarked that the auditor was nodding in agreement and gave the floor to Mr **Van Genderen** from the Dutch Investors' Association (*Vereniging van Effectenbezitters*).

Mr **Van Genderen** thanked **the Chairman** and asked what level of profitability for the meat activities and the compound feed activities the Company sought to achieve.

Mr **Van Genderen** continued by noting that the Company had opted for a model whereby only fish feed is produced and supplied, whereas a competitor such as Cermaq had opted for Nutreco's former model, namely producing fish feed and salmon farms. He wondered which trend the Executive Board identified in the market: the Company's model or the model adopted by Cermaq. He wondered whether, if the latter is the case, this was seen as a threat.

Mr **Van Genderen** continued by asking another question about the fish feed activities. He stated that in 2008 a contract had been concluded with Marine Harvest under which the Company was assured of a position as main supplier of fish feed and that this contract had a term of two years and was therefore due to expire in 2010. Mr **Van Genderen** asked whether this contract would be renewed or whether discussions were ongoing in this regard and what the current status was. Mr **Van Genderen** thanked **the Chairman** for the floor.

The Chairman gave the floor to Mr **W. Dekker**.

Mr **W. Dekker** stated that very few listed companies could be compared with the Company, and that this also applied to the meat sector. He said that where comparable companies do exist, they are mainly based in North America and Brazil. Mr **W. Dekker** stated that companies such as Smithfield and Tyson achieve an EBIT margin of roughly 3% to 4% over the cycle. He went on to say that American companies always had more brands than European companies and that this was due, among other things, to the popularity of pre-packaged products in North America. Mr **W. Dekker** indicated that a 3% EBIT margin for well-performing European meat companies, without all that many brands, was taken as the guidance.

Mr **W. Dekker** went on to answer the question about compound feed. He said that it had been pointed out in the past that there were large differences in profitability with regard to compound feed within Europe and that this was related to whether you were market leader or not. He stated that the guidance in this respect was between 1% and 3% between the various geographies.

Mr **W. Dekker** then turned to the question about a possible trend. He stated that the trend was for consolidation to take place on the customer side, with increasingly large farmers, and that concentration was similarly taking place in the Company's own business and on the supplier side. He remarked that the trend in some sectors was for integration. Large meat concerns also had their own feed plant, for example. This was the case in the poultry sector in particular.

Mr **W. Dekker** continued with the question relating to salmon. He stated that there was no trend. The Company was the global market leader in salmon feed. The other two players, Cermaq, the second largest firm, which was engaged in fish breeding as well as in fish feed, and Biomar, the third largest company, were also listed companies. Mr **W. Dekker** stated that these three listed companies had roughly 90% of the share in the market for salmon feed. He said that when the market leader, the Company, disposes of its salmon farms, this has a huge effect on the percentages, making it difficult to talk of any trend.

Mr **W. Dekker** concluded by addressing the third question regarding Marine Harvest. He stated that Marine Harvest used to be a sister company and had merged with two other listed companies in Norway, namely Fjord Seafood and Pan Fish. Mr **W. Dekker** stated that Marine Harvest was the market leader with a 20% to 25% share of the global market. He confirmed that the Company had a two-year contract and that the contract had just been renewed for a further year. The existing contract contained an option and Marine Harvest had decided to exercise this option. The contract therefore would run until April 2011.

The Chairman took the floor and added that there were benefits to just selling salmon feed compared with selling salmon feed and also maintaining salmon farms since in the latter case there was also a requirement to supply one's direct competitors.

The Chairman asked whether there were any further questions and concluded that there were no further questions.

4. Annual Accounts 2009

4.1 Adoption of the Annual Accounts

The Chairman announced that questions regarding the auditor's report may be put to the representatives of KPMG Accountants N.V. during the discussion of this item on the agenda. He informed the meeting that the accounting principles used to draw up the consolidated accounts, the consolidated balance sheet and the profit and loss accounts, the consolidated cash flow statement, the notes to the consolidated accounts and other information were included on pages 78 to 165, inclusive, of the 2009 annual report. **The Chairman** stated that the annual accounts had been audited by KPMG Accountants N.V., the Company's auditor; the relevant unqualified auditor's report could be found on pages 166 and 167 of the annual report. He announced that a copy of the annual report, signed by the Supervisory Board, the Executive Board and the external auditor, was available in the room from the Secretary of the meeting. The annual accounts had been approved by the Supervisory Board in accordance with Article 26 of the Articles of Association and were now being submitted for adoption by the meeting. **The Chairman** asked whether there were any questions about this item on the agenda.

The Chairman gave the floor to Mr **Boom**.

Mr **Boom** said that he had two questions. The first question related to pensions. He noted that a pension charge of roughly EUR 17 million was stated on page 108 of the annual report and that this charge was larger than the previous year. He wondered whether the current developments in relation to pension funds would have an effect on the pension charge, what the cover ratio was and whether there would be indexation to prices.

His second question related to the carry-forward of tax losses. Mr **Boom** observed that the losses amounted to roughly EUR 47 million, referring to page 122, and that this was roughly the same as in the previous year. He said that according to the annual report, this resulted from restructuring and acquisitions, due to acquired tax losses, for example. Mr **Boom** wished to ask whether it was not possible to set these losses off against the profits.

The Chairman gave the floor to Mr **C.J.M. van Rijn.**

Mr **C.J.M. van Rijn** said that, as shown in the annual accounts, a large part of the pensions comprised defined contribution schemes. This meant that no additional liabilities need to be stated in this regard. Mr **C.J.M. van Rijn** stated that in a number of countries the Company still ran defined benefit schemes. He noted that it was stated in the annual accounts that at year-end 2009 there was a deficit in this regard in the amount of EUR 6,500,000. He also stated that the contributions had generally increased slightly, partly due to acquisitions. Mr **C.J.M. van Rijn** stated, furthermore, that the cover ratios in the case of the defined benefit schemes were between 90% and 100% and that the resulting liabilities were acceptable because this was only a small part of the total pension commitment. Mr **C.J.M. van Rijn** concluded that the market trend was upwards and that this had a positive effect on the cover ratio.

Mr **C.J.M. van Rijn** continued with the second question about carry-over losses. He stated that this set-off was closely tied to national rules. No set-off could be applied in the Netherlands because losses had been incurred there in 2009 due to the loss in relation to the raw material positions. By contrast, loss set-off was used in other countries. Mr **C.J.M. van Rijn** stated that a profit nonetheless had to be made in those countries where this loss set-off was applied. He said that it was not the case that losses were not set off for reasons of prudence where it would otherwise be possible to do so. Mr **C.J.M. van Rijn** stated that he took a cautious approach to capitalizing losses. This was only done if it was fairly certain that they would also be realised. Mr **C.J.M. van Rijn** stated that many carry-over losses were not yet stated on the balance sheet and that they would be capitalized as soon as this certainty existed.

The Chairman thanked Mr **C.J.M. van Rijn** and gave the floor to Mr **Quarles van Ufford.**

Mr **Quarles van Ufford** from the Association of Investors for Sustainable Development (*Vereniging van Beleggers voor Duurzame Ontwikkeling*) complimented the Company on the publication of its tenth sustainability report. He said that the Company was one of those leading the way in this field and that this was worthy of praise, particularly since the Company was associated with intensive farming and fishing. He said that he was pleased to see that several quantitative targets were mentioned in the annual report. He also stated that he was missing a very important part, namely the part about suppliers. Mr **Quarles van Ufford** requested information about the number of suppliers, which were of great importance to the Company and where those suppliers came from, and he asked whether this information could be included in the annual report the following year.

He went on to say that his association had sent a letter at the beginning of the year setting out the topics it wished to discuss this year, namely remuneration, social policy and biodiversity. With regard to remuneration, Mr **Quarles van Ufford** stated that 25% of the bonus available to the members of the Executive Board depended on the strategic and operational targets. He wondered whether more clarity could be given regarding the link between the bonus for the members of the Executive Board and sustainability targets and whether it was possible to examine whether and to what extent it was possible to link the long-term targets to sustainability targets.

The Chairman thanked Mr **Quarles van Ufford** and gave the floor to Mr **W. Dekker**.

Mr **W. Dekker** stated that the Association of Investors for Sustainable Development (VBDO) and other NGOs can emphatically be numbered among the stakeholders of the Company and went on to address the question about raw materials. He stated that the Company had more than 3,000 suppliers worldwide, also including many local suppliers. He said that the largest suppliers of commodities, such as grains and soya, came from North America, Brazil and Argentina, and that the grains were sourced far more often from local European suppliers.

Mr **W. Dekker** commented that the leading thirty suppliers, among them very large suppliers such as DSM and BASF, accounted for 50% of the Company's purchase volume. In the Netherlands, Cefetra is a very important party, with a clear role being reserved for the port of Rotterdam in this relationship. Mr **W. Dekker** said that the Company was currently undertaking a lot of work in cooperation with other parties, for example with Wageningen University, in order to gather information about CO^2 emissions from the raw materials. Mr **W. Dekker** said that the Company's plants were responsible for less than 2% of the CO^2 emissions from the chain. Mr **W. Dekker** stated that environmental organisations tended to look at the total emissions from the chain. He went on to state that since the Company was now developing activities in Brazil, it was necessary to examine which information was useful to provide in order to make clear the level of emissions there and that it was important first to gather information on the CO^2 emissions from those different agricultural raw materials. Mr **W. Dekker** stated that a different manner of reporting would be adopted in future in relation to raw materials.

Mr **W. Dekker** continued with the question about remuneration. He stated that the Frijns Committee also prescribed a more long-term orientation. He said that the Remuneration Committee, chaired by Mr **J.M. de Jong**, had recommended a modification to the Supervisory Board and that the Supervisory Board had approved this modification.

To date, 75% of the targets of the Executive Board had been financial targets; for 2010, 60% of the targets were financial targets, with operational and strategic targets each accounting for 12.5% and sustainability targets constituting 15% of the targets of the performance contract. Mr **W. Dekker** stated that performance contracts existed with all operating companies and that training programmes focusing on the sustainability targets had taken place the previous week. He said that there were specific targets relating to the reduction of the Company's own direct CO^2 emissions per production plant. These targets were being tightened. Mr **W. Dekker** announced that a specific plan would be introduced in 2010 for each operating company targeting action, together with customers and suppliers, in relation to the other dimensions of sustainability. He also stated that the Company had a Code of Conduct with which all its suppliers were familiar.

The Chairman thanked Mr **W. Dekker** and gave the floor to Mr **Dirkse**.

Mr **Dirkse** asked for an explanation of the 40% increase in profits at the Venezuelan participation, which increase was contrary to the general trend.

Mr **W. Dekker** took the floor and stated that the Company had entered into a joint venture there. He said that this involved a well-positioned market leader with a dedicated management team.

The Chairman gave the floor to Mr **Stevense**.

Mr **Stevense** pointed out that certain data were missing from the annual accounts, on page 78 of the Dutch annual report. He said that the data concerned related to the turnover, the raw materials and consumables used and the fair value adjustment of biological assets and the diluted earnings per share. Mr **Stevense** wondered why these data had been lost in the Dutch version.

Mr **W. Dekker** said that the data were included in the English version of the annual report and that he would check how the data came to be omitted, although he wished to point out that the Dutch version was no more than a summary.

The Chairman gave the floor to Mr **Van Genderen** from the Dutch Investors' Association (*Vereniging van Effectenbezitters*).

Mr **Van Genderen** thanked **the Chairman** for the floor. Mr **Van Genderen** said that he had a number of questions relating to the remuneration set out in the notes to the annual accounts. His first question was whether the operational and strategic targets for 2009 could be detailed, and whether these targets were lower than in 2008.

Mr **Van Genderen** continued with a question about the severance payment made to Mr **J.B. Steinemann.** He said that it was stated on page 140 of the annual report that this payment amounted to roughly EUR 775,000. Mr **Van Genderen** stated that this amount was more than twice the base annual salary. He said that he found this incomprehensible since Mr **J.B. Steinemann** had left voluntary and had taken another position almost immediately after leaving the Company. Mr **Van Genderen** asked for an explanation about this.

The Chairman gave the floor to the chairman of the Remuneration Committee, Mr **J.M. de Jong.**

Mr **J.M. de Jong** stated that it was policy not to disclose the details of the strategic and operational targets, since they constituted sensitive competitive information. Mr **J.M. de Jong** stated that these, for example, related to agreements on the implementation of a restructuring within a particular operating company. Mr **J.M. de Jong** said that it was not prudent to disclose in advance that this constituted one of the targets and that for this reason this was not done, but that the targets were nonetheless set in advance and the degree to which they had each been met, i.e. the score in relation to them, was carefully assessed at the end of the year. Mr **J.M. de Jong** stated that the performance criteria for 2009 were no less stringent than in 2008, and vice versa. He said that the score in each of these two years was different relative to the criteria that had been established in advance. He remarked that the financial criteria were fixed and were linked to the budget. The external auditor signs off on this score.

Mr **J.M. de Jong** proceeded to answer the question about the severance payment made to Mr **J.B. Steinemann.** Mr **J.M. de Jong** stated that Mr **J.B. Steinemann** had left as a 'good leaver' and that there had therefore been no reason to treat Mr **J.B. Steinemann** any differently than in accordance with the agreements made in this regard at the time with the members of the Executive Board who had been appointed and with whom employment contracts had been concluded before the Corporate Governance Code had become effective. Mr **J.M. de Jong** concluded that it was right, therefore, to uphold this agreement.

Mr **Van Genderen** stated that shareholders have been able to approve the remuneration policy since 2004. He said that he was of the opinion that before they can proceed to approve such a policy, the shareholders must first be informed about the criteria so that they can form a good opinion about it.

Mr **J.M. de Jong** confirmed that since 2004 companies have been required to submit their remuneration policy to their shareholders and that the Company had done this and had explained this policy in detail. At that time also, it was discussed that no details may be disclosed in relation to the strategic and operational targets. Mr **J.M. de Jong** stated that it had been said at the time that 12.5% of the total bonus could be earned by meeting the strategic targets. The other part of the bonus could be achieved by meeting the operational targets. The AGM had agreed at that time to the non-disclosure of these targets and the policy had not been revised in the meantime.

Mr **Van Genderen** asked whether the auditor could explain how he viewed the bonus calculation.

The Chairman gave the floor to Mr **R. Kreukniet** of KPMG Accountants N.V.

Mr **R. Kreukniet** thanked **the Chairman** for the floor and said that the overall picture of the annual accounts had been examined and that it had been decided to issue an unqualified auditor's report. Mr **R. Kreukniet** then stated that the management and the Supervisory Board had issued a separate engagement in relation to the bonus calculation. He said that the financial calculation underlying the bonus calculation had been examined using procedures that had been agreed in advance and that it had been concluded following the audit that this calculation was correct.

Mr **Van Genderen** thanked **the Chairman**.

The Chairman asked whether there were any further questions. He concluded that there were no further questions and that the meeting could proceed to vote on the annual accounts. **The Chairman** explained how to use the electronic voting pads

The Chairman moved to a vote on the annual accounts, after which **the Chairman** closed the vote and observed that the meeting had adopted the 2009 annual accounts by 20,406,249 votes in favour, 5,622 votes against and 506,123 abstentions.

4.2 Dividend proposal

The Chairman informed the meeting that in accordance with the dividend policy as approved at the 2006 AGM, a total dividend of EUR 1.32 per ordinary share over the net results from continuing operations achieved in the period 1 January 2009 to 31 December 2009, inclusive, accruing to the holders of ordinary shares, excluding the impairment, and book profits and losses made on divestments, was proposed. He stated that the corresponding amount in 2008 was EUR 1.43. The payout had remained constant at 45%, and of this total dividend of EUR 1.32 per ordinary share, the Company had already paid out, as interim dividend, an amount of EUR 0.20 per ordinary share in August 2009. The final dividend therefore amounted to EUR 1.12 per ordinary share. The ex-dividend date would be 7 April 2010.

The Chairman informed the meeting that, in accordance with Article 30.2 of the Articles of Association of the Company, the Executive Board, having obtained the approval of the Supervisory Board, proposed that, at the option of the shareholders, the final dividend of EUR 1.12 per ordinary share be paid either in cash or in the form of ordinary shares in the capital of the Company. The ratio between the value of the stock dividend and the cash dividend would be determined by the Executive Board after close of trading on 21 April 2010 on the basis of the weighted average of the share price on the last three days of the decision period, namely 19, 20 and 21 April 2010. **The Chairman** went on to say that both the cash dividend and the stock dividend would be made available to the holders of ordinary shares on 27 April 2010. With the possible exception of a rounding difference, the value of the final dividend in ordinary shares would be the same as the cash dividend. He also stated that the shares required for the final dividend had been or would be purchased. The new ordinary shares gave an entitlement to dividend in 2010 and the financial years to follow. **The Chairman** asked whether there were any further questions regarding the dividend proposal.

The Chairman gave the floor to Mr **Vrijdag**. Mr **Vrijdag** complimented the Executive Board on the result achieved in the preceding year. Mr **Vrijdag** repeated the proposal to pay out 45% and to retain 55%. Mr **Vrijdag** asked what happened to this 55%. He noted further that the profits had been divided in this way since 2006 and asked what the total amount of retained profit had been.

The Chairman gave the floor to Mr **C.J.M. van Rijn**.

Mr **C.J.M. van Rijn** said that the Company undertook business activities with the retained profits, for example by making acquisitions and investments. By way of example he referred to the current construction of a plant for feed additives in the Netherlands and the planned construction of a factory in Tasmania, Australia, where the Company would produce fish feed.

The Chairman added that the money would otherwise have to be borrowed.

Mr **Vrijdag** stated that shareholders currently provided the money. He said that the dividend arose from the profit of the Company and the AGM had the authority to decide on the appropriation of the profit. Mr **Vrijdag** said that the Company did not account for the retained 55% and no details were provided in this regard.

Mr **C.J.M. van Rijn** stated that the retained profit was added to shareholders' equity and that shareholders' equity was needed to be able to borrow money, since this required a strong balance sheet. He stated that the shareholders' equity available to the Company currently totalled EUR 700 million and that the retained profit was added to this each year.

The Chairman added that the shareholders owned the company and a company with a strong balance sheet was worth more than a company with a weak balance sheet. He stated that the retained profit strengthened the balance sheet and that this probably translated indirectly to the share price. If a company pays out all profits then money must be borrowed for acquisitions, shareholders' equity decreases relative to borrowed capital and the company cannot grow. **The Chairman** stated that the retained profit was used for growth and for strengthening the company and that this would ultimately benefit the shareholders.

Mr **Vrijdag** commented that shareholders invested in the company, that the members of the Executive Board and the Supervisory Board were remunerated for this and that the shareholders apparently were penalised for this because they received less of the profit.

The Chairman said that in order to be able to do business money was needed, and this money was obtainable from the bank or from the shareholders' equity.

Mr **Vrijdag** said that shareholders were now acting as a bank because money was being sourced from them.

Mr **C.J.M. van Rijn** stated that two factors made up shareholders' income. The first was dividend. The second was the increase in the value of shares in the company. The increase in the value was attributable to the strong balance sheet, so a strong balance sheet was to the benefit of the shareholders.

Mr **Vrijdag** asked why 55% was retained and not 15%.

Mr **C.J.M. van Rijn** said that this had been proposed to the AGM in 2006 and that it is not the intention to alter the dividend policy every year. He commented that a dividend payout ratio of 35% had been applied in the past. The Company had later become more stable in terms of cash flow and it was then decided to increase the dividend percentage from 35% to 45%, which had been approved by the shareholders.

Mr **Vrijdag** wondered whether these were not target figures.

The Chairman stated that the profit distribution had risen at the time from a maximum of 35% to a maximum of 45% and that it was possible to decide to pay out less than 45% depending on the situation. He said that this was not the case at present and that the maximum of 45% was therefore now being paid out in line with the policy adopted in 2006.

Mr **Vrijdag** asked whether this decision from 2006 would continue to be applicable.

The Chairman said that this decision would continue to be applicable until such time as the policy was changed.

Mr **Vrijdag** thanked **the Chairman**.

The Chairman asked whether there were any further questions about the dividend and concluded that there were no questions on this point. **The Chairman** then moved to a vote, after which **the Chairman** closed the vote and observed that the meeting had adopted the proposed dividend by 20,411,913 votes in favour, 1,025 votes against and 505,444 abstentions.

5. Corporate Governance

5.1 Summary of the Corporate Governance policy

The Chairman referred to the Corporate Governance chapter on pages 60 to 72, inclusive, of the 2009 annual report, which explained the Corporate Governance policy by means of best practices laid down in the Dutch Corporate Governance Code, as modified by the Corporate Governance Code Monitoring Committee on 10 December 2008, also known as the Frijns Code, which would be referred to henceforth as: the Code.

The Company is as compliant as possible with the best practices laid down in the Code, although it should be noted in this regard that the Company is bound by the current employment contracts, which were concluded for an indefinite period of time with the CEO and the CFO who, as was already known, were both employed by the Company prior to the implementation of the Code. In relation to the nomination for the appointment of Mr K. Nesse, Mr F.J. Tielens and Mr J.A. Vergeer, it was ensured that the employment contracts of these new members of the Executive Board were entirely compliant with the best practices laid down in the Code. The employment benefits had been detailed in the agenda of the EGM. **The Chairman** continued by explaining the significance of the Code for the Company and the implementation of the best practices laid down in the Code. **The Chairman** stated that, as was known, most of the changes in the best practices were concentrated on the remuneration policy. **The Chairman** said that he would ask the chairman of the Remuneration Committee, Mr **J.M. de Jong,** to give an explanation of these changes in a moment. **The Chairman** stated that recommendations from the new Code had been followed in two other areas, specifically (i) corporate social responsibility, with the establishment of the Innovation & Sustainability Committee, which among other things would monitor and help to structure the objectives in relation to ethical business practices, and (ii) the aim to ensure diversity in the composition of the Supervisory Board with the recommendation to this meeting to appoint Mrs H. Verhagen as a member of the Supervisory Board. **The Chairman** gave the floor to Mr **J.M. de Jong**, who would give an explanation of the application of the best practices laid down in the Code to matters falling within the scope of the Remuneration Committee.

Mr **J.M. de Jong** thanked **the Chairman** and stressed that following further analysis of the remuneration policy that had been approved by the AGM in 2004 and which had been revised in successive meetings, it had become clear that no changes were required in the remuneration policy itself. He said that no changes were necessary because the remuneration policy had complied with the Code applicable since 2004 and because the Company already followed the modified Code to a significant extent.

Mr **J.M. de Jong** stated that he would explain later to what extent the modified Code was or was not followed by the Company. He informed the meeting that, against the background of the appointment of the three new members of the Executive Board, he would go through the various components of the remuneration of the Executive Board, as they were detailed on pages 136 et seq. of the annual report. He said that details of the salary costs could be found in the relevant summary on page 140 of the annual report. He said that the policy is aimed at offering remuneration at the level of the median of the market.

The base salary is determined based on a peer group which, since being approved by the AGM in 2008, is defined as a group consisting of the seven lowest rated companies of the AEX index and the top eight companies of the AMX index. A benchmark analysis carried out by a remuneration consultant on behalf of the Supervisory Board had revealed a relatively large variation between the base salary of the newly appointed members of the Executive Board and the median of the market. The Remuneration Committee had recommended the Supervisory Board to increase the base salary of the Executive Vice-Presidents to the level of the median in accordance with the approved policy, from EUR 330,000 per year to EUR 395,000 per year. The Supervisory Board had approved this increase with effect from 1 January 2010. Mr **J.M. de Jong** announced that the same benchmark analysis had also shown that the base salaries of the CEO and the CFO were slightly below the median. The base salary of the CEO had therefore been revised with effect from 1 January 2010 from EUR 571,200 to EUR 605,000 and the base salary of the CFO from EUR 418,200 to EUR 440,000. In addition to the base salary, there was also a bonus. The bonus is based on measurable performance targets: financial targets have a weighting of 75% and operational and strategic targets have a weighting of 12.5% each. The financial performance targets are signed off by the external auditor, as explained by Mr **R. Kreukniet**. The non-financial targets are measured against measurable targets agreed in advance each year with the Executive Board. The maximum bonus level is currently 90% of the base salary for the CEO, 75% of the base salary for the CFO and 50% of the base salary for the Executive Vice-Presidents. The declaration by the Supervisory Board for 2009, following a proposal made by the Remuneration Committee, was for a bonus payment to be made of 71.2% of the base salary to the CEO, 59.5% of the base salary to the CFO and 41.5% of the base salary to the Executive Vice-Presidents, which percentages are slightly lower than the previous year. In addition, there is also a long-term incentive in the form of performance shares. These performance shares are granted conditionally each year. They become unconditional after 3 years depending on the Total Shareholders Return ("TSR"), the total return on equity due to price rises and dividend that are achieved ("vesting").

Vesting only takes place if the Company achieves at least the median position of the peer group which, since its approval by the AGM in 2008, has consisted of all the companies listed on the AEX, AMX and ASX indexes. If this is the case, 50% of the performance shares granted 3 years earlier are vested. If the Company outperforms this median then the number of shares to be vested increases to a maximum of 150% of the grant in the event that the Company achieves the number one position within the peer group. This is then followed by a lockup for a period of two years. This means that for a period of two years the members of the Executive Board may not dispose of these shares.

The economic value of these shares represents 85% of the base salary of the CEO, 80% of the base salary of the CFO and 50% of the base salary of the Executive Vice-Presidents. For 2009, 32,000 performance shares were conditionally awarded to the CEO and 22,000 to the CFO and the COO. The former COO will be entitled to a pro rata share of 16.66% of this number upon these shares being vested. For 2010 these amount to 19,848 for the CEO, 13,585 for the CFO and 7,623 for each of the Executive Vice-Presidents, respectively. He remarked that in the case of the CEO and the CFO in particular, a reflection of the increased share prices in the previous year could be seen in these figures. The other components of the remuneration package consist of health insurance, a car that is at the disposal of the members of the Executive Board and fixed compensation for expenses of EUR 3,741 per year. Mr **J.M. de Jong** went on to set out the modified applications of the best practice provisions laid down in the Code. This related firstly to the scenario analysis. With the support of a remuneration consultant, the Remuneration Committee had carried out various scenario analyses for those performance shares that had been conditionally awarded but were yet to be vested. This meant that these shares were not yet legally owned by the members of the Executive Board. This scenario analysis had concluded that this variable remuneration component would not lead to unfair or unintended results in any of the scenarios that had been examined. Another example of implementation of a best practice laid down in the Code is the power vested in the Supervisory Board to modify variable elements of compensation due to exceptional circumstances, the so-called claw-back clause and the change of control situation. The rules of procedure of the Supervisory Board and the Executive Board would be updated and amended, among other things in order to allow the implementation of the following best practice provisions:

(i) upward or downward adjustment of variable remuneration if, in the opinion of the Supervisory Board, this would lead to unfair results due to the extraordinary circumstances in the period during which the previously defined performance criteria have been or should have been met; and

(ii) Claw-back: the Supervisory Board is entitled to reclaim any part of the variable components of remuneration that might have been paid on the basis of incorrect financial data. The period during which this right of reclaim may be enforced covers at least a full financial year prior to the financial year in which the reason for invoking this right manifested itself. This is an internal regulation. This period will be extended further back in time in the event that the law offers greater scope to extend the claw-back period in this way and the Supervisory Board considers this to be necessary.

(iii) Change of Control: Mr J.M. de Jong remarked that it had been decided to clarify the regulations relating to the performance shares in the sense that in the event of an offer to purchase the shares of the Company, any vesting of these conditionally granted shares will take place *pro rata temporis* over the period from the grant date until the date when any such offer to purchase is announced. This TSR performance will be determined based on a closing price of the shares equal to the share closing price on the day preceding the offer to purchase. In practice, the share price often rises suddenly by 25% on the day an offer to purchase is announced. Therefore, should this happen, this will not be taken into account when calculating TSR. This clarification applies to all performance shares that have yet to be vested.

The Chairman thanked Mr **J.M. de Jong** and enquired whether any shareholders wished to take the floor.

Mr **Heinemann** took the floor and stated that the remuneration was determined based on a system that is applied within almost all companies in the Netherlands. He stated that this system incorporated a certain inflationary, if not perverse, effect. Businesses that perform well, such as the Company, would look to businesses that are performing less well. They would then think that they should earn more than the directors of poorly performing companies. The directors of the poorly performing companies would state that the companies are performing so badly because they earn so little and that the performances would improve according to whether their salaries increased. Mr **Heinemann** said that this led to an upward and never-ending spiral. He said that while he understood this was one of the rules laid down in the Tabaksblat Code, he actually considered this system to be objectionable.

Mr **J.M. de Jong** said that remuneration was a very delicate matter. Remuneration policy had to be shaped in such a way that it ensured that it not only attracted good managers who are needed to run the company, but also retained those managers and continued to inspire them, including in financial terms. Managers are naturally primarily inspired by the work they do and the success they attain with their company, but financial inspiration is also part of the same equation.

On the other hand, remuneration must not be exaggerated either, and every effort must be made to avoid the risk of an inflationary effect arising. For this reason, steps had been taken a few years ago to introduce a certain degree of objectification into remuneration.

It was determined that remuneration must be at median level as awarded to the members of the executive board of companies which, in terms of complexity, impact and turnover, were comparable with the Company. This thinking had led to a peer group being assembled at the time. If there had been 3 or 4 companies in the world that were exactly identical to the Company then it might have been possible only to examine these 3 or 4 companies. As this was not the case, the peer group had been assembled. Mr **J.M. de Jong** stated that there was also a labour market peer group. This labour market peer group comprised those leading companies in the AMX index and the lowest companies in the AEX index. The peer group that had been used to determine how successful the Company had been in attaining that TSR was made up of all the companies in the AEX, AMX and ASX indexes. In this way an attempt had been made to introduce a certain objectification. There was always a risk of inflationary pressure due to publication. This was also a criticism voiced at the time politicians were so keen on guaranteeing a lot of openness with regard to remuneration. Critics said that openness would probably lead to more comparisons being made, which might bring about an inflationary effect. Mr **J.M. de Jong** stated that this inflationary effect was mitigated as much as possible within the Company. He stated, furthermore, that remuneration did not just go up. The situations at a number of financial institutions, where compensation had been cut back drastically, had set in train a process whereby many under-performing companies had decided to moderate the compensation they paid.

The Chairman thanked Mr **J.M. de Jong** and stated that transparency of remuneration could indeed have an inflationary effect. He added that no transparency was not the right solution either. He said that the inflationary effect could be contained by objectification.

5.2 Remuneration of the Supervisory Board

The Chairman announced that, in line with the best practices laid down in the Code, it had been decided to set up an Innovation & Sustainability Committee. This was a committee of the Supervisory Board which, among other things, took into account the social aspects of business management which were relevant to the Company when conducting its supervision. The committee had begun its work in the 2nd half of 2009. A proposal was made to the AGM to make an annual payment of EUR 7,500 to the chairman of this committee and of EUR 5,000 to the other members as well as a pro rata payment for the work performed in 2009.

This payment was equal to the compensation payable to the chairman or members of the Remuneration Committee. The remuneration of the Supervisory Board would otherwise remain unchanged. **The Chairman** said that this was small compensation considering the time the members would have to spend on the work of this committee.

The Chairman asked whether there were any further questions about the remuneration of the Supervisory Board and concluded that there were no further questions on this point. **The Chairman** then moved to a vote, after which he closed the vote and observed that the meeting had approved the proposal for the remuneration of the Supervisory Board by 20,410,622 votes in favour, 897 votes against and 506,115 abstentions.

6. Discharge

6.1 Discharge of the Executive Board for the conduct of the business

Before proceeding to discuss this item on the agenda, **the Chairman** remarked that this was the last general meeting to be attended by Mr **R. Kreukniet**, a partner of KPMG Accountants N.V. **The Chairman** said that for seven years Mr **R. Kreukniet** had acted as the responsible partner within KMPG Accountants N.V. for the Company and that he would be replaced by Mr **D-J. Randeraad. The Chairman** stated that Mr **R. Kreukniet** had performed his duties as the external auditor of the Company competently and thanked him for his good work. He announced furthermore that Mr **M. Regouw** would continue to be involved in the auditing duties on behalf of the Company as deputy to Mr **D-J. Randeraad.**

Mr **R. Kreukniet** thanked the members of the Supervisory Board and the shareholders for the confidence they had placed in KPMG Accountants N.V.

Mr **R. Kreukniet** and Mr **M. Regouw** left the meeting.

The Chairman announced that, in accordance with the Articles of Association, the meeting was being asked to endorse the policy conducted in 2009 by the Executive Board. **The Chairman** asked whether there were any further questions regarding the discharge of the Executive Board for the conduct of the business and noted that there were no such questions from the meeting. **The Chairman** then moved to a vote, after which he closed the vote and observed that following the vote the meeting had endorsed the policy conducted in 2009 by the Executive Board by 20,265,219 votes in favour, 145,063 votes against and 505,525 abstentions, and therefore concluded that the meeting discharged the Executive Board from liability and thanked the meeting for the trust it had placed in the Executive Board.

6.2 Discharge of the Supervisory Board for its supervisory duties

The Chairman announced that, in accordance with the Articles of Association, the meeting was being asked to endorse the supervision exercised by the Supervisory Board in 2009. **The Chairman** asked whether there were any questions about this item and gave the floor to Mr **Dirkse.**

Mr **Dirkse** asked whether KPMG Accountants N.V. performed any other work on behalf of the Company.

The Chairman replied that this was not the case. **The Chairman** then noted that there were no further questions and asked the shareholders to move to a vote. **The Chairman** observed that the meeting had endorsed the supervision exercised in 2009 by the Supervisory Board by 20,265,805 votes in favour, 145,528 votes against and 505,799 abstentions and warmly thanked the meeting for the trust it had placed in the Supervisory Board.

7. Appointment of KPMG Accountants N.V. as external auditor

The Chairman stated that, on the recommendation of the Audit Committee, it was proposed to appoint KPMG Accountants N.V. as external auditor of the Company for a term expiring at the close of the 2011 financial year. **The Chairman** stated that until the close of the 2009 financial year, KMPG Accountants N.V. had been represented as the external auditor of the Company by Mr **R. Kreukniet,** as the responsible partner. **The Chairman** stated that the position of responsible partner rotated every seven years within KPMG Accountants N.V. and that for this reason Mr **D-J. Randeraad** would assume the role of responsible partner within KPMG Accountants N.V. with effect from the 2010 financial year.

The Chairman asked whether there were any questions about the appointment of KPMG Accountants N.V. as the external auditor of the Company. **The Chairman** observed that there were no questions and asked the shareholders to proceed to voting. Following the vote, **the Chairman** concluded that the meeting had approved the appointment of KPMG Accountants N.V. as external auditor of the Company for a period expiring at the close of the 2011 financial year by 20,376,482 votes in favour, 5,475 votes against and 535,508 abstentions.

8. **Proposal to designate the Executive Board as the corporate body authorised to issue ordinary shares and to restrict or exclude pre-emption rights**

8.1 **Proposal to designate the Executive Board as the corporate body authorised – subject to the approval of the Supervisory Board – to issue ordinary shares and to grant rights to subscribe for ordinary shares as provided for in Article 8 of the Company's Articles of Association for a period of 18 months**

The Chairman stated that, in accordance with Article 8 of the Company's Articles of Association, the meeting was being requested to designate the Executive Board as the authorised body – subject to the approval of the Supervisory Board – to adopt resolutions to issue ordinary shares and to grant rights to subscribe for ordinary shares. The authorisation would be restricted to 10% of the ordinary shares issued at the time such authorisation was granted, which percentage could be increased to 20% in the event of a merger or acquisition. This designation was a.o. being requested in order to enable the Executive Board to respond in a timely and flexible manner with regard to the Company's financing. In accordance with current practice based on the Dutch Corporate Governance Code, the term of the designation being requested would be 18 months commencing after approval of the proposed resolution. The designation issued by the AGM in 2009 would therefore cease to be effective.

As there were no questions, **the Chairman** asked the shareholders to proceed to voting. Following the vote, **the Chairman** concluded that the meeting had approved the proposal to designate the Executive Board as the authorised body – subject to the approval of the Supervisory Board – to adopt resolutions to issue ordinary shares and to grant rights to subscribe for ordinary shares for a period of 18 months by 20,112,537 votes in favour, 298,345 votes against and 505,407 abstentions.

8.2 **Proposal to designate the Executive Board as the corporate body authorised – subject to the approval of the Supervisory Board – to restrict or to exclude the pre-emption right as provided for in Article 9 of the Company's Articles of Association for a period of 18 months**

The Chairman stated that, in accordance with Article 9 of the Company's Articles of Association, the meeting was being requested to designate the Executive Board as the authorised body – subject to the approval of the Supervisory Board – to restrict or exclude the preferential subscription right upon the issue and granting of rights to subscribe for ordinary shares in accordance with Section 96 of Book 2 of the Dutch Civil Code.

In accordance with the proposal under 8.1, such designation would be restricted to a period of 18 months, commencing after approval of the proposed resolution. The designation issued by the AGM in 2009 would therefore cease to be effective. **The Chairman** remarked that for this proposal to be adopted, a majority of at least two-thirds of the votes cast was required if less than 50% of the issued share capital was represented at the meeting. As more than 50% was represented at the meeting, a simple majority would suffice.

As there were no questions, **the Chairman** asked the shareholders to proceed to voting. Following the vote, **the Chairman** concluded that the meeting had approved the proposal to designate the Executive Board as the corporate body authorised, subject to the approval of the Supervisory Board, to restrict or exclude the preferential subscription right upon the issue and granting of rights to subscribe for ordinary shares for a period of 18 months by 19,731,052 votes in favour, 621,609 votes against and 564,794 abstentions.

9. Authorisation to buy-back own ordinary shares and Cumulative Preference A shares and proposal to cancel Cumulative Preference A shares

9.1 Authorisation of the Executive Board – subject to the approval of the Supervisory Board – to buy-back the Company's own ordinary shares and Cumulative Preference A shares as specified in Article 10 of the Company's Articles of Association for a period of 18 months

The Chairman explained that, in accordance with Article 10 of the Company's Articles of Association, the meeting was being requested to grant the Executive Board authorisation, subject to approval from the Supervisory Board and without prejudice to the provisions in Section 98 of Book 2 of the Dutch Civil Code, to acquire ordinary shares and Cumulative Preference A shares representing a maximum of 10% of the issued share capital of the Company. As regards the ordinary shares, authorisation was being requested to acquire the ordinary shares for a price, per ordinary share, between the nominal value of the ordinary shares and 110% of the average price of the ordinary shares on the stock exchange operated by NYSE Euronext Amsterdam N.V. during the five days of trading preceding the acquisition.

This authorisation to buy-back own shares, subject to the approval of the Supervisory Board, would give the Executive Board the flexibility to meet the obligations concerning share-related remuneration schemes, the stock dividend or otherwise. As regards the Cumulative Preference A shares, authorisation was being requested to acquire Cumulative Preference A shares for a price, per Cumulative Preference A share, between the nominal value of the Cumulative Preference A shares and the net asset value, increased by the discounted value of the return still payable in accordance with Article 29.1 of the Company's Articles of Association until 30 December 2010, inclusive, and the costs incurred in connection with the acquisition. The term of the authorisation being requested is 18 months commencing after approval of the proposed resolution. The authorisation granted by the AGM in 2009 would therefore cease to be effective.

As there were no questions, **the Chairman** asked the shareholders to proceed to voting. Following the vote, **the Chairman** concluded that the meeting had approved the proposal to authorise the Executive Board, subject to the approval of the Supervisory Board, to acquire ordinary shares and Cumulative Preference A shares representing a maximum of 10% of the issued share capital of the Company by 20,330,992 votes in favour, 21,473 votes against and 564,602 abstentions.

9.2 Proposal to cancel Cumulative Preference A shares

The Chairman stated that, if and to the extent that Cumulative Preference A shares had been acquired pursuant to a resolution which had been passed in accordance with agenda item 9.1, the meeting was being requested to grant approval for the cancellation of the Cumulative Preference A shares which had thus been purchased in accordance with the law and Article 11 of the Company's Articles of Association, and hence for a reduction of the issued share capital of the Company. In accordance with the provisions in Article 11 of the Company's Articles of Association, the meeting of holders of Cumulative Preference A shares had been requested to grant its approval, prior to this AGM, for the proposal to cancel the Cumulative Preference A shares. This meeting of holders of Cumulative Preference A shares had been held on 29 March 2010, and had approved this proposal. The cancellation of the Cumulative Preference A shares would become effective once the resolution to cancel had been filed at the office of the Trade Register and two months had elapsed since the publication of the cancellation resolution in a national daily newspaper and provided that the creditors had not lodged any objection to such resolution within the aforementioned period.

As there were no questions, **the Chairman** asked the shareholders to proceed to voting. Following the vote, **the Chairman** concluded that the meeting had approved the proposal to cancel Cumulative Preference A shares that had been acquired in accordance with the law and Article 11 of the Company's Articles of Association, and hence for a reduction of the issued share capital of the Company, if and to the extent that Cumulative Preference A shares had been acquired pursuant to a resolution passed in accordance with agenda item 9.1, by 20,352,007 votes in favour, 436 votes against and 564,721 abstentions.

10. Composition of the Supervisory Board

10.1 The end-of-final-term resignation of Mr Y. Barbieux as member of the Supervisory Board

The Chairman announced that Mr **Y. Barbieux** was stepping down from the Supervisory Board at this AGM after having been a member of the Supervisory Board for 12 years. He had been a member of the Remuneration Committee since its establishment in 2004 and of the Innovation & Sustainability Committee since its establishment in 2009. **The Chairman** then addressed Mr **Y. Barbieux** in English. He thanked him, on behalf of the Executive Board as well as the Supervisory Board, for his commitment and assistance. He said that, in spite of living in Switzerland, he had never missed a single meeting during his twelve years as a member of the Supervisory Board. He thanked him for all he had done on behalf of the Company and gave him a bouquet of flowers as a token of thanks.

Mr **Y. Barbieux** answered in English as follows. Firstly, he apologised for the fact that he still did not speak Dutch in spite of his 12-year association with the Company. He said that he was French and that the French were not good at foreign languages. He added that since he lived in Switzerland, there was not much opportunity for him to practice speaking Dutch. He said that he had spent 12 fascinating years with the Company and had been part of a fantastic team. He said that good results had been achieved and that the Company was now well-positioned. He remarked that there was a good strategy in place and that the right people were in charge of the management of the business. He stated that he was convinced that Nutreco would continue to exploit its potential and would continue to grow. He said that 12 years previously, in his first year, he had bought roughly 400 shares in the Company. At the time he had paid EUR 28 for each share and yesterday they were trading at twice that figure, which illustrates the success of the Company over the previous years.

He went on to say that next year he would be sitting on the other side of the table and would be one of those asking questions. He then thanked everyone for the trust they had placed in him and wished the Company, its employees and shareholders a prosperous future.

10.2 The appointment of Mrs H. Verhagen as a member of the Supervisory Board

The Chairman announced that the Supervisory Board had resolved, in accordance with Article 14.5 of the Articles of Association, to make a non-binding recommendation that Mrs **H. Verhagen** be appointed as a member of the Supervisory Board of the Company for a term of four years, expiring at the AGM in 2014. If this meeting appointed Mrs **H. Verhagen** as a member of the Supervisory Board of the Company, Mrs **H. Verhagen** would also be appointed by the Supervisory Board as a member of the Remuneration Committee. **The Chairman** stated that Mrs **H. Verhagen** had considerable experience within an international listed company, both in a business management position and in a corporate position, and the Supervisory Board was therefore of the opinion that Mrs **H. Verhagen** would be an excellent addition to the Supervisory Board following the departure of Mr **Y. Barbieux**. This nomination also had the full support of the Executive Board. **The Chairman** pointed out that the personal details of Mrs **H. Verhagen** were set out in the explanatory notes to this agenda item.

As there were no questions, **the Chairman** asked the shareholders to proceed to voting. Following the vote, **the Chairman** concluded that the meeting had approved the appointment of Mrs **H. Verhagen** as a member of the Supervisory Board by 20,274,959 votes in favour, 56,786 votes against and 584,830 abstentions, and asked Mrs **H. Verhagen** to take her place behind the table.

11. Amendment of the Articles of Association

The Chairman announced that as more than 50% of the issued share capital was represented at the meeting, it would not be necessary to convene an Extraordinary General Meeting of Shareholders to discuss the following item on the agenda. **The Chairman** referred to the triptych with the current text of the Articles of Association, the proposed amendments and the explanatory notes to the proposed amendments. He announced that the triptych had been available for downloading from the Company's website since 3 March 2010 and had been available for inspection at the office of the Company since this date.

The Chairman explained that, in accordance with the best practice provision laid down in the Code, the amendments relating to the change of name and the other amendments, on the one hand, and the amendment relating to the scrapping of the quorum requirement for amendment of the Articles of Association, on the other, would be put to a vote as separate items. He stated that in order to be able to effect the amendment of the Company's Articles of Association, every resolution to amend the Articles of Association referred to hereafter also included the grant of power of attorney to any member of the Executive Board of the Company and any employee of De Brauw Blackstone Westbroek N.V. to request the required ministerial certificate of no objection and to arrange for the execution of the deed of amendment of the Articles of Association.

11.1 Name change (Nutreco N.V. instead of Nutreco Holding N.V.) and other amendments, mainly to bring the existing Articles of Association in line with recent and expected changes in company law

The Chairman announced that the changes and amendments proposed by the Supervisory Board were mainly intended to bring the Articles of Association in line with recent and expected changes in relation to company law and the modified Corporate Governance Code.

As there were no questions, **the Chairman** asked the shareholders to proceed to voting. Following the vote, **the Chairman** concluded that the meeting had resolved to effect a change of name (Nutreco N.V. instead of Nutreco Holding N.V.) and to make other changes, mainly to bring the existing Articles of Association in line with recent and expected changes in company law, by 20,410,326 votes in favour, 1 vote against and 505,656 abstentions.

11.2 Deletion of the quorum requirement of Article 31.2 to amend the Articles of Association

The Chairman announced that it was proposed to delete the requirement that at least 50% of the issued share capital be present in order to adopt valid resolutions to amend the Articles of Association. This would make it possible to avoid the requirement of organising a second General Meeting of Shareholders whenever this quorum requirement is not met.

As there were no questions, **the Chairman** asked the shareholders to proceed to voting. Following the vote, **the Chairman** concluded that the meeting had resolved to delete the quorum requirement of Article 31.2 to amend the Articles of Association by 18,826,679 votes in favour, 1,584,096 votes against and 505,407 abstentions.

12. <u>Communications and questions</u>

The Chairman stated that, among other things, a card was obtainable at the information desk which could be used to indicate whether one wished to receive, among other things, the minutes of this meeting. **The Chairman** invited the meeting to fill in this card and hand it in at the information desk or send it to the Company.

The Chairman inquired whether any shareholders still wished to take the floor and gave the floor to Mr **Stevense**.

Mr **Stevense** remarked that the Dutch Lower House had passed a change in the law concerning the date of publication of financial information about a company. If the Upper House approved this change in the law, it would mean that a term of 42 days would apply the following year for holding the shareholders' meeting. He requested that this term be observed in spite of the fact that it required those concerned to work more quickly. He said that it was not advisable or desirable for an AGM to be held in mid-April or the second half of April.

The Chairman said that Mr **Stevense** was right. He commented that if the bill became law, it was possible that those responsible for preparing and organising the meeting would have to work under pressure of time.

Mr **Stevense** remarked that he thought the story about the lice infection among fish was strange. He said that he was born in October, in the fruiting season. He said that when he was young, people used to spray with a hosepipe. He continued by saying that he was allowed to ride on a tractor and remembered his father saying that the lice had to be given a good wash. In other words: if you cover them properly, they died. He said that fish were also given a good wash, yet they still have lice. Mr **Stevense** wondered whether this could be explained.

The Chairman gave the floor to Mr **W. Dekker**.

Mr **W. Dekker** said that Mr **Stevense** was referring to ectoparasites. The common term was salmon louse. He said that they also occurred among wild salmon, as well as among farmed salmon. He commented that the Company had developed a product to combat salmon louse. One of the criticisms of environmental organisations is that salmon louse spreads to wild salmon thereby possibly endangering the population of wild salmon. The product developed by the Company is permitted in several countries, and not yet permitted in several others.

Mr **Stevense** said that what his father meant to say was that you had to wet them properly and soak them well with insecticides so that the lice were eradicated. He went on to say that you would think that fish were washed.

Mr **W. Dekker** added that unfortunately fish too could be troubled by diseases. He said that the product developed by Nutreco is put in the feed and that it then travels to the skin of the salmon via the gastrointestinal tract.

The Chairman said that he would like to express another word of thanks to Mr **B. Verwilghen** before closing the meeting. **The Chairman** commented that Mr **B. Verwilghen** had devoted his full energy to performing his duties over the past 14.5 years. He said that he had been the conscience of the Executive Board and the Supervisory Board. He said that Mr **B. Verwilghen** had represented the interests extremely well and he commented that Mr **B. Verwilghen** would be missed, even though a successor had already been appointed, whom Mr **W. Dekker** had already introduced to the meeting. **The Chairman** thanked Mr **B. Verwilghen**, also on behalf of the shareholders.

The Chairman concluded that there were no further questions and thanked all those present for attending and for their interest in this Annual General Meeting of Shareholders of the Company. **The Chairman** informed everyone that light snacks and beverages were available. A small gift would be offered in exchange for the card that everyone had received upon entry.

13. Closing

The Chairman closed the meeting at 5:30 p.m.

R. Zwartendijk	B. Verwilghen
Chairman	Secretary

nutreco

Annual General Meeting of Shareholders

Amsterdam, 1 April 2010

feeding the future

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
1 April 2010

1. Opening

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
1 April 2010

2. Report of the Supervisory Board and of its sub-committees for the financial year 2009

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
1 April 2010

3. Report of the Executive Board for the financial year 2009

nutreco

Content

- 2009 full year financial results
- Global market developments
- Strategy
- Strategic agenda



feeding the future

nutreco

Extended Executive Board to five members in 2009

New Executive Board members

Agriculture Jerry Vergeer	Specialties Frank Tielens	Aquaculture Knut Nesse
Shur-Gain, Landmark Feeds — Canada Nanta, Grupo Sada — Spain Hendrix — Netherlands, Belgium, Germany	Trouw Nutrition International	Skretting

nutreco

Nutreco full year results 2009

- EBITA 2nd half year 2009 EUR 134 million: 33.9% higher than 2008
- All businesses reported above or in line with 2nd half 2008
- Operating result 2009 EUR 175.2 million; 3.8% lower than 2008
- Revenue 2009 EUR 4.5 billion; impact lower volumes limited to 3.7%
- Strong cash flow by reduction net working capital by EUR 98 million
- Earnings per share EUR 2.61 (2008: EUR 3.02)

nutreco

Developments in main raw material prices



Soy and wheat price (FAO)
USD/MT
Soy
Wheat
Fish oil and fishmeal price
USD/MT
Peruvian Fishmeal
Peruvian Fish oil
Vitamin price (FeedInfo)
EUR/KG
Vitamin A 1000
Vitamin E ads. 50%

nutreco

Operating result (EBITA) by activity

EUR million	2009	2008	Delta
Premix and feed specialties	70.4	84.1	-16.3%
Fish feed	66.4	67.7	-1.9%
Compound feed Europe	1.6	29.4	-94.6%
Animal Nutrition Canada	21.8	20.9	4.3%
Meat and other	34.3	-0.4	-
Corporate	-19.3	-19.6	-1.5%
Operating result before exceptional items	175.2	182.1	-3.8%
Restructuring	-11.8	-9.4	
Negative goodwill	11.2	10.2	
Impairment on acquisitions	-7.5	-	
Other	2.9		
Total exceptional items	-5.2	0.8	
Total operating result cont. operations	170.0	182.9	-7.1%

nutreco

Net result and EPS

EUR million	2009	2008	Delta
EBITDA	222.7	233.5	-4.6%
Depreciation	52.7	50.6	4.2%
EBITA	170.0	182.9	-7.1%
Amortization	12.1	10.8	
EBIT from continuing operations	157.9	172.1	-8.3%
Net financing costs/income	-31.6	-31.2	1.3%
Share in results of associates	1.4	2.1	
Income tax expense	-34.7	-37.2	
Profit for the period continuing operations	93.0	105.8	-12.1%
Discontinued operations	-	11.1	
Profit including discontinued operations	93.0	116.9	
EPS from continuing operations	2.61	3.02	-13.6%

nutreco

Balance sheet

Assets (EUR mio)	31.12.09	31.12.08	Equity & liabilities (EUR mio)	31.12.09	31.12.08
Fixed assets	517	479	Equity	741	666
Intangible assets	310	286			
Other non-current assets	89	77	Interest bearing debt	455	595
Inventories	356	384			
Trade receivables	606	722	Provisions	18	12
Other current assets	14	12	Trade payables	826	852
Cash and cash equivalents	233	228	Other liabilities	85	63
Total	2,125	2,188	Total	2,125	2,188

Net working capital	136	254
Net debt	-222	-367

nutreco

Nutreco dividend 2009

- Nutreco policy is to pay out a dividend in the range of 35-45% of the total result attributable to holders of ordinary shares excluding impairment and the result on disposed activities
- Dividend 2009 of EUR 1.32 (2008: 1.43) is maximum payout percentage of 45%
- In August Nutreco already distributed an interim dividend of EUR 0.20
- Final dividend of EUR 1.12 can be received in cash or in ordinary shares
- Ratio between the value of stock dividend and cash dividend will be determined on 21 April 2010 after closing of the stock market based on the average weighted price during the last three days of the option period (19, 20 and 21 April 2010)
- Dividend will be payable to shareholders on 27 April 2010

nutreco

Nutreco Agri Vision and AquaVision: > 4,000 participants


AquaVision

Themes AquaVision:

1996: The Nutreco Aqua Business Conference
1998: Managing a sustainable annual growth
2000: Seafood opportunities in the new millennium
2002: Take hold of the future or the future will take hold of you
2004: The sustainable Blue Revolution
2006: Oceans of opportunities
2008: Know the fundamentals – Create your future

2010: Open your eyes – Oceans of opportunities


Vision2009



Themes Agri Vision:

2000: Future scenarios for animal food production in Europe
2003: Inspired by Consumers, Endorsed by Society
2005: Empowering Partnerships
2007: Balance the Challenge – Feed, Food & Fuel

2009: Shifting Horizons

nutreco

Booklet Nutreco 2010 – Feeding the Future
Can we feed 9 billion people in 2050 in a sustainable way?

- AquaVision & Agri Vision Conferences from 1996 onwards
  > 4,000 participants, multi stakeholders from all continents, over 50 countries
- 2007: we need 3 additional planets to allow 9 billion people to have a North American lifestyle while addressing the concerns of Europe on climate change, animal welfare and sustainability

 +   

- Agri Vision 2009: - Feeding the World in 2050
  - Shifting Horizons

"Doubling the food production while halving the footprint"

- 2010:


nutreco

• Sharing the optimism with a wider audience

nutreco

Animal Nutrition at a critical junction

Struggling Supplies | *Surging Demand*

Plant Growers | **Animal Nutrition and Fish Feed** | **Protein Processors**

Stressed Surroundings

- Scarce Resources
- High price volatility
- Climate Change
- Low stocks
- Government policies
- Bio-energy

Co-products



- Nutrition know-how
- Global presence
- Feed-to-food Quality & Safety, CSR
- Innovation & Technology

- Global food demand will double
- 850 mln underfed, >1 bln overweight
- *'Slow food'* versus *'Laboratory food'*
- Higher food prices (agflation)

"More food will have to be produced over the next decades than has been produced during the past 10,000 years combined" (FAO)



Nutreco's growth perspective

1. Focus on new geographic regions and markets with perspective of structural profitable growth in countries like Brazil, China, Russia and Vietnam
2. Participate in the industry consolidation process in markets where Nutreco has leading positions (Canada/North America, The Netherlands and Spain)
3. Further strengthening our global market positions in feed specialties and fish feed by organic growth and acquisitions

nutreco

Acquisition Fri-Ribe in Brazil

- Acquisition of 51% shareholding in Brazilian animal nutrition and fish feed company Fri-Ribe
- Fri-Ribe is an important player in Brazil for shrimp and tilapia fish feed and also has important regional market positions in animal nutrition for beef cattle, dairy cattle and for horse feed
- The company has 5 production plants and 6 sales offices spread across the central and north-east of Brazil
  - Revenues amounted to EUR 47 million in 2008 with 400 employees
- Strong management, dedicated people and distribution network offers Nutreco substantial scope for selling Nutreco's feed specialties
- Provides a platform for building a strong position in one of the most important agriculture growth markets in the world

nutreco

Acquisition 12 feed plants in Spain and Portugal

- The acquisition of 12 animal feed production facilities from Cargill
  - production volume of around 700,000 metric tonnes
  - annual sales of approximately EUR 240 million and 450 employees
- After integration and transformation, the acquired business is in two years' time expected to contribute a 2-3% operating margin
- The total consideration is approximately EUR 40 million which includes integration, transformation and investments in the next two years


NANTA
Cargill




nutreco


EBITA EUR 230 million remains the medium term target
· Volume growth fish feed >5%
· Volume growth animal feed 2-3%
· Cargill (Iberia)
· Fri-Ribe (Brazil)
M&A
Organic growth
115
158
182
175
230
FY 2006
FY 2007
FY 2008
FY 2009
FY 2012
Note: Currency effects included in organic growth
nutreco

Strategic agenda 2010

1. Focus on new geographic regions and markets with perspective of structural profitable growth in countries like Brazil, China, Russia and Vietnam

2. Participate in the industry consolidation process in markets where Nutreco has leading positions (Canada/North America, The Netherlands and Spain)

3. Further strengthening our global market positions in feed specialties and fish feed by organic growth and acquisitions

4. Develop new sustainable products and feed solutions to add value to our customer's business and grow Nutreco's product portfolio to higher margin products

5. Incorporate CSR targets for management, including all operating companies

6. Barring unforeseen circumstances Nutreco expects the following developments for the first half year of 2010:
   - An EBITA before exceptional items to exceed EUR 50 million compared to 2009 (EUR 41.6 million)
   - Higher capital expenditure for production capacity expansion and optimisation

nutreco

nutreco

feeding the future

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
1 April 2010

4. Annual Accounts 2009

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
1 April 2010

4.1 Adoption of the Annual Accounts

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
1 April 2010

4.2 Dividend proposal

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
1 April 2010

5. Corporate Governance

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
1 April 2010

5.1 Summary of the Corporate Governance policy

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
1 April 2010

5.2 Remuneration of the Supervisory Board

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
1 April 2010

6. Discharge

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
1 April 2010

6.1 Discharge of the Executive Board for the conduct of the business

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
1 April 2010

6.2 Discharge of the Supervisory Board for its supervisory duties

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
1 April 2010

7. Appointment of KPMG Accountants N.V. as external auditor

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
1 April 2010

8. Proposal to designate the Executive Board as the corporate body to issue ordinary shares and to restrict or to exclude the pre-emption rights

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
1 April 2010

8.1 Proposal to designate the Executive Board as the corporate body – subject to the approval of the Supervisory Board – to issue ordinary shares and to grant rights to subscribe for ordinary shares as provided for in article 8 of the Company's Articles of Association for a period of 18 months

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
1 April 2010

8.2 Proposal to designate the Executive Board as the corporate body authorised – subject to the approval of the Supervisory Board – to restrict or to exclude pre-emption rights as provided for in article 9 of the Company's Articles of Association for a period of 18 months

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
1 April 2010

9. Authorisation to buy back own ordinary shares and Cumulative Preference A shares and proposal to cancel Cumulative Preference A shares

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
1 April 2010

9.1 Authorisation of the Executive Board – subject to the approval of the Supervisory Board – to buy back the Company's own ordinary shares and Cumulative Preference A shares as specified in article 10 of the Company's Articles of Association for a period of 18 months

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
1 April 2010

9.2 Proposal to cancel Cumulative Preference A shares

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
1 April 2010

10. Composition of the Supervisory Board

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
1 April 2010

10.1 The end-of-final-term resignation of Mr Y. Barbieux as member of the Supervisory Board

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
1 April 2010

10.2 The appointment of Mrs H. Verhagen as a member of the Supervisory Board

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
1 April 2010

11. Amendment of the Articles of Association

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
1 April 2010

11.1 Name change (Nutreco N.V. instead of Nutreco Holding N.V.) and other amendments, mainly to bring the existing Articles of Association in line with recent and expected changes in company law

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
1 April 2010

11.2 Deletion of the quorum requirement of article 31.2 to amend the Articles of Association

nutreco

NUTRECO HOLDING N.V.
Annual General Meeting of Shareholders
1 April 2010

12. Communications and questions

nutreco

nutreco

Annual General Meeting of Shareholders

Amsterdam, 1 April 2010

feeding the future

Concept notulen van de Algemene Vergadering van Aandeelhouders gehouden op 1 april 2010.
Uw eventuele opmerkingen vernemen wij graag per e-mail (ava@nutreco.com) vóór 1 oktober 2010.

Concept Notulen van de Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V. d.d. 1 april 2010

Notulen van het verhandelde in de te Amsterdam, in het NH-Barbizon Palace Hotel, op 1 april 2010 gehouden jaarlijkse Algemene Vergadering van Aandeelhouders ("AVA") van de te Boxmeer gevestigde naamloze vennootschap: Nutreco Holding N.V. (de "Vennootschap")

1. Opening

De Voorzitter van de Raad van Commissarissen van de Vennootschap, de heer **R. Zwartendijk**, treedt op als Voorzitter van de vergadering en opent de jaarvergadering om 14.30 uur.

Hij heet de aandeelhouders, de externe accountant van KPMG Accountants N.V., vertegenwoordigd door de heren **R. Kreukniet** en **M. Regouw**, de genodigden en een delegatie van de Centrale Ondernemingsraad, die als toehoorders de vergadering bijwonen, van harte welkom.

De Voorzitter merkt op dat hij als voorzitter van de Raad van Commissarissen het genoegen heeft de vergadering voor te zitten. **De Voorzitter** deelt mee dat bij hem aan tafel hebben plaatsgenomen de leden van de Raad van Bestuur, de leden van de Raad van Commissarissen en de voormalige Secretaris van de Vennootschap, de heer **B. Verwilghen**.

De Voorzitter merkt op dat de heer **B. Verwilghen** de Vennootschap zal verlaten en dat Nutreco hem, na vele jaren trouwe dienst zal missen.

De Voorzitter wijst als secretaris van deze vergadering aan de heer **B. Verwilghen**, voormalig Secretaris van de Vennootschap. Tevens vermeldt **de Voorzitter** dat de notulering van deze vergadering wordt waargenomen door mevrouw mr **M.H. Legein**, notaris van het kantoor De Brauw Blackstone Westbroek N.V.

De Voorzitter vermeldt dat deze vergadering ten behoeve van de notulering op beeld- en geluidsband wordt opgenomen en dat er tevens simultaanvertaling is naar het Engels. Conform het in 2008 genomen besluit van de AVA heeft de Vennootschap het Engels als enige officiële taal voor externe communicatie aangenomen. **De Voorzitter** deelt mede dat dit betekent dat het volledige jaarverslag in het Engels werd gepubliceerd. De voertaal op de AVA zal het Nederlands zijn en ook de presentatiesheets zijn in het Nederlands opgesteld. Van het jaarverslag werd ook een Nederlandse samenvatting gepubliceerd die op de website is geplaatst. De vergadering is ook via internet te volgen. Voorts deelt **de Voorzitter** mede dat zoals gewoonlijk met elektronische stemkastjes gewerkt wordt bij die punten van de agenda waarover gestemd moet worden. Het functioneren van deze stemkastjes zal door **de Voorzitter** worden toegelicht vóórdat de stemming plaatsvindt.

De Voorzitter geeft aan dat de uitnodiging voor deze vergadering alsmede de agenda met bijlagen op 3 maart 2010 werden gepubliceerd op de website van de Vennootschap en dat tevens op 3 maart 2010 een uitnodiging werd gepubliceerd in het Financieele Dagblad en dat de agenda en het jaarverslag met jaarrekening 2009 ter inzage zijn gelegd en kosteloos verkrijgbaar zijn gesteld ten kantore van de Vennootschap en het kantoor van The Royal Bank of Scotland (RBS) te Amsterdam en dat deze kosteloos werden toegestuurd aan aandeelhouders die om toezending vroegen.

De Voorzitter deelt mede dat er van aandeelhouders met een belang van ten minste 1% van het geplaatste kapitaal of van aandeelhouders die ten minste een waarde van 50 miljoen Euro vertegenwoordigen, geen verzoek tot agendering van bijkomende punten werd ontvangen.

De Voorzitter geeft aan dat, zoals de vorige jaren het geval was, de Raad van Bestuur ook nu geopteerd heeft voor de mogelijkheid tot het bepalen van een Registratiedatum. Hierdoor werden aandeelhouders in de gelegenheid gesteld deel te nemen aan de vergadering indien zij op 11 maart 2010 stonden geregistreerd als aandeelhouder zonder dat daartoe hun aandelen tot na afloop van de vergadering dienden te worden geblokkeerd. **De Voorzitter** merkt op dat aanmelding voor het bijwonen van de vergadering mogelijk was tot uiterlijk 26 maart 2010.

De Voorzitter deelt mede dat conform de Corporate Governance Code de notulen van de vorige AVA en de notulen van de Buitengewone Algemene Vergadering van Aandeelhouders gehouden op 30 juni 2009 als concept binnen drie maanden na afloop van de AVA respectievelijk de Buitengewone Algemene Vergadering van Aandeelhouders op de website van de Vennootschap werden geplaatst met de uitnodiging om binnen een periode van nogmaals drie maanden eventuele opmerkingen kenbaar te maken. **De Voorzitter** geeft aan dat de termijnen zijn verstreken zonder dat opmerkingen werden ontvangen waarna, conform de statuten, de notulen werden vastgesteld en de vastgestelde notulen van de AVA en BAVA op de website werden geplaatst. Voorts vermeldt **de Voorzitter** dat een kopie hiervan werd toegestuurd aan de aandeelhouders die hierom hadden verzocht en dat er kopieën ter beschikking liggen in de receptieruimte.

De Voorzitter constateert derhalve dat aan de wettelijke en statutaire bepalingen is voldaan en dat de jaarvergadering bevoegd is rechtsgeldige besluiten te nemen terzake van alle in de agenda opgenomen voorstellen.

De Voorzitter deelt mede dat op de Registratiedatum het totale geplaatste aandelenkapitaal van de Vennootschap EUR 9.626.851,68 bedroeg, verdeeld in 35.118.682 gewone aandelen en 4.993.200 Cumulatief Preferente aandelen A. De geplaatste aandelen geven recht op het uitbrengen van 40.111.882 stemmen. **De Voorzitter** geeft aan dat hij in de loop van de vergadering het aantal aandelen dat op de vergadering vertegenwoordigd is, zal mededelen.

Alvorens over te gaan tot de behandeling van punt 2 van de Agenda, vraagt **de Voorzitter** ten behoeve van het goede organisatorische verloop van de vergadering aandacht voor de volgende punten:

(i) Er is gelegenheid tot het stellen van vragen na de toelichting bij elk agendapunt. Zoals vorige jaren verzoekt **de Voorzitter** de vertegenwoordigers van de Vereniging van Effectenbezitters, Eumedion of andere organisaties die de belangen van effectenbezitters waarnemen, het aantal vragen per interventie te beperken tot 3 om de overige aandeelhouders de nodige ruimte te geven aan het woord te komen.

(ii) **De Voorzitter** verzoekt degenen die vragen wensen te stellen dit duidelijk kenbaar te maken en, nadat hen het woord is gegeven, gebruik te maken van een van de daarvoor opgestelde microfoons. Met name ten behoeve van de verslaggeving is het van belang dat hierbij duidelijk naam en woonplaats, en voor zover nodig de organisatie die wordt vertegenwoordigd, wordt vermeld.

(iii) Ten slotte verzoekt **de Voorzitter** eenieder om mobiele telefoons uit te schakelen.

2. Bericht van de Raad van Commissarissen en zijn commissies over het boekjaar 2009

De Voorzitter deelt mede dat zoals is weergegeven in het bericht van de Raad van Commissarissen op de pagina's 73 tot en met 76 van het jaarverslag de Raad van Commissarissen in het voorbije jaar in een aantal formele, volgens rooster vastgelegde, vergaderingen en in een telefoonconferentie en tevens naar aanleiding van regelmatig informeel overleg, toezicht is uitgeoefend op de ontwikkelingen binnen de Vennootschap en de activiteiten en vennootschappen van de Groep in 2009.

De Voorzitter merkt op dat de belangrijkste onderwerpen die in 2009 aan bod kwamen bij de vergaderingen van de Raad van Commissarissen met de Raad van Bestuur en waarover de Raad van Commissarissen toezicht uitoefende waren:

1) de organisatie van de Vennootschap in drie divisies: Agriculture, Aquaculture en Specialties, 2) de benoeming in de Buitengewone Algemene Vergadering van Aandeelhouders van juni 2009 van de directeuren van deze divisies, met de titel van Executive Vice-President, tot leden van de Raad van Bestuur; 3) de strategie van de Vennootschap, 3) de acquisitie van de mengvoeractiviteiten van Cargill in Spanje en Portugal, en van 51% in de Braziliaanse premix en specialiteiten producent Fri-Ribe, 4) de financiering van de Vennootschap met een succesvolle US Private Placement van USD 150 Miljoen en 5) de herfinanciering van de bankfaciliteit ter grootte van 550 miljoen Euro. De Raad van Commissarissen bezocht de belangrijke Canadese mengvoeractiviteiten en het Canadese Agriculture R&D centrum. **De Voorzitter** laat weten dat tijdens de toelichting op het verslag van de Raad van Bestuur de CEO, de heer **W. Dekker**, hier nader op in zal gaan.

De Voorzitter geeft aan dat de Raad van Commissarissen in zijn werkzaamheden wordt bijgestaan door drie commissies met een specifieke samenstelling. Het Audit Committee is samengesteld uit de heer **R.J. Frohn**, als Voorzitter, en de heer **J.A.J. Vink**; het Remuneratie Committee bestaat uit de heer **J.M. de Jong** als Voorzitter en de heer **Y. Barbieux** en hemzelf als leden; en het in 2009 ingestelde Innovation & Sustainability Committee welk bestaat uit de heer **A. Puri** als Voorzitter en de heren **Y. Barbieux** en **J.A.J. Vink** als leden.
De gehele Raad van Commissarissen blijft verder als Selectie- en Benoemingscommissie fungeren. **De Voorzitter** geeft aan dat tijdens een vergadering van de Raad van Commissarissen eerder dit jaar ook tijd werd genomen voor een evaluatie van het eigen functioneren, welke evaluatie jaarlijks moet plaatsvinden.

De Voorzitter geeft het woord aan de heer **R.J. Frohn**, voorzitter van het Audit Committee, om het verslag van het Audit Committee te bespreken.

De heer **R.J. Frohn** bedankt **de Voorzitter**. Hij deelt mede dat zoals aangegeven op pagina 75 van het jaarverslag het Audit Committee in de loop van 2009 vier maal formeel heeft vergaderd in aanwezigheid van de externe accountant van de Vennootschap, KPMG Accountants N.V., de CEO en CFO en de interne auditor van de Vennootschap. Een van deze vergaderingen vond plaats via een telefoonconferentie. Verder was er nog regulier, informeel overleg met de Raad van Bestuur.

Hij geeft aan dat de belangrijkste onderwerpen die op deze vergaderingen werden behandeld de jaarrekening 2008 en de externe accountantsverklaring, de halfjaar cijfers 2009, risico management en de bespreking van de correctieve maatregelen die door het Bestuur werden voorgesteld naar aanleiding van verliezen op grondstoffen geleden in de Hendrix mengvoeractiviteiten in de eerste helft van 2009, de resultaten van de interne audits, de instelling van een Nutreco Integrity Line om meldingen onder de klokkenluidersregeling te faciliteren, informatie- en IT beveiliging, aandacht voor fraude en de maatregelen naar aanleiding van een concreet fraudegeval en het toezicht op de activiteitenplanning van de externe accountant en van de interne audit afdeling waren. De heer **R.J. Frohn** bevestigt dat het Audit Committee tevreden is over de informatievoorziening die door de Raad van Bestuur is verstrekt en de wijze waarop de door het Audit Committee gedane aanbevelingen worden opgevolgd en hij deelt mede dat eerder dit jaar op het niveau van het Audit Committee tijd genomen werd om stil te staan bij het eigen functioneren. De heer **R.J. Frohn** dankt **de Voorzitter** voor het woord.

De Voorzitter geeft het woord aan de heer **J.M. de Jong**, voorzitter van het Remuneratie Committee.

De heer **J.M. de Jong** dankt **de Voorzitter**. Hij deelt mede dat het Remuneratie Committee in 2009 vijf maal samen kwam, en dat dit beduidend vaker was dan in de afgelopen jaren. Naast de normale agendapunten, zoals vaststelling van de score van de Raad van Bestuur met betrekking tot de voor 2008 overeengekomen doelstellingen en de bepaling van de prestatiedoelstellingen van 2009, heeft het Remuneratie Committee vooral aandacht besteed aan het onderzoek van de betekenis van de recent aangepaste Corporate Governance Code voor het remuneratiebeleid van de Vennootschap en de implementatie van de best practices van deze aangepaste Code, onder andere bij de totstandkoming van de arbeidsovereenkomsten met de nieuw benoemde leden van de Raad van Bestuur.

De Voorzitter geeft het woord aan de heer **A. Puri, voorzitter** van het Innovation & Sustainability Committee.

De heer **A. Puri** dankt **de Voorzitter**. Hij deelt in de Engelse taal mede dat in overeenstemming met principe II.1. van de aangepaste Corporate Governance Code, waarin is opgenomen dat het management verantwoordelijk is voor de voor de onderneming relevante maatschappelijke aspecten van verantwoord ondernemen, de Raad van Commissarissen heeft besloten om een nieuwe commissie op te richten die zich bezighoudt met Innovation & Sustainability. Deze commissie zal zich focussen op drie gebieden:

1) governance op het gebied van wetenschap en technologie die van belang is voor de innovatieve strategie van de Vennootschap; 2) het productgerelateerde risk management model van de Vennootschap; en 3) de specifieke duurzaamheiddoelstellingen. Hij geeft verder aan dat deze commissie twee maal is bijeengekomen in 2009. De innovatiestrategie van de drie divisies van de Vennootschap is beoordeeld en advies is gegeven over mogelijke verbeteringen. De commissie heeft ook het duurzaamheidbeleid van de Vennootschap bekeken en de Vennootschap voorzien van waardevol advies op diverse gebied. De heer **A. Puri** dankt **de Voorzitter**.

De Voorzitter dankt de heren **Frohn**, **De Jong** en **Puri**. Hij geeft aan dat de Selectie- en Nominatiecommissie aandacht heeft besteed aan de selectie en voordracht van de heren **F.J. Tielens**, Executive Vice-President van de Specialties Divisie, de heer **K. Nesse**, Executive Vice-President van de Aquaculture Divisie en de heer **J.A. Vergeer**, Executive Vice-President van de Agriculture Divisie, als leden van de Raad van Bestuur. Hij stelt verder dat op het niveau van de Raad van Commissarissen kennis werd genomen van het terugtreden van de heer **L.J.A.M. Ligthart** na twaalf jaar zitting te hebben gehad in de Raad van Commissarissen en dat de heren **R.J. Frohn** en **A. Puri** werden voorgedragen en door de AVA van vorig jaar als commissaris benoemd zijn. De heer **J.M. de Jong** werd benoemd tot vice-voorzitter van de Raad van Commissarissen. Tot slot geeft **de Voorzitter** aan dat de Selectie- en Nominatiecommissie aandacht heeft besteed aan de opvolging van de heer **Y. Barbieux**, die op deze vergadering zal terugtreden na twaalf jaar zitting te hebben gehad in de Raad van Commissarissen, en dat mevrouw **H. Verhagen** geselecteerd is om hem op te volgen en later op de vergadering zal worden voorgedragen als Commissaris van de Vennootschap.

De Voorzitter vraagt of er op dit agendapunt of op de verklaringen van de drie voorzitters van de Committees nog vragen zijn. **De Voorzitter** geeft het woord aan de heer **Stevense**.

De heer **Stevense** (Stichting Rechtsbescherming Beleggers) vindt dat de behandeling van het fraudegeval in Spanje over komt alsof het om een klein bedrag ging, dat het jammer is dat het gebeurd is en dat het incident daarmee afgesloten is. Hij is van mening dat hiermee in het jaarverslag te gemakkelijk is omgegaan.

De Voorzitter geeft het woord aan de heer **R.J. Frohn**, voorzitter van het Audit Committee.
De heer **R.J. Frohn** verklaart dat de Vennootschap de fraude niet lichtzinnig heeft opgenomen en dat er in de organisatie interne controles bestaan om fraude te voorkomen. Hij stelt dat het voorkomen van fraude echter niet altijd mogelijk is en dat in deze kwesties de organisatie zelf de fraude heeft opgemerkt en opgelost.

Hij geeft aan dat de betrokkenen niet meer werkzaam zijn in de onderneming. Overigens vindt hij, en dat geldt ook voor de Vennootschap, dat een bedrag van EUR 500.000 niet niets is en verzekert hij de heer Stevense dat de fraude wel degelijk heel serieus is opgenomen.

De heer **Stevense** dankt **de Voorzitter** voor het woord.

De Voorzitter stelt vast dat er geen vragen meer zijn met betrekking tot dit agendapunt. Hij vervolgt met de mededeling dat het aantal stemmen in de vergadering bekend is. Het aantal aanwezige aandeelhouders of gevolmachtigden is 133. Het aantal stemgerechtigde aandelen dat op de vergadering aanwezig of vertegenwoordigd is, is 20.919.446. Dat is 52,15%, verdeeld in 15.926.246 gewone aandelen en 4.993.200 cumulatief preferente A aandelen. Van de gewone aandelen is dat 45,45% van het uitstaande stemgerechtigde aantal en van de Cumulatief Preferente aandelen A is dat 100% van de uitstaande Cumulatief Preferente aandelen A. **De Voorzitter** stelt vast dat het hierdoor mogelijk zal zijn te stemmen over het laatste punt op de agenda.

3. Verslag van de Raad van Bestuur over het boekjaar 2009

De Voorzitter stelt het verslag van de Raad van Bestuur over 2009 aan de orde, zoals opgenomen op de pagina's 12 en volgende van het jaarverslag, en verzoekt de heer **W. Dekker**, voorzitter van de Raad van Bestuur, om een nadere toelichting op dit verslag te geven.

De heer **W. Dekker** dankt **de Voorzitter**. De heer **W. Dekker** geeft aan dat hij vier onderwerpen wil bespreken: de financiële resultaten over het jaar 2009; de marktontwikkelingen, de strategie en de strategische agenda van de Vennootschap.

De heer **W. Dekker** stelt dat vorig jaar op de Buitengewone Algemene Vergadering van Aandeelhouders drie personen toegetreden zijn tot de Raad van Bestuur, namelijk de heren **J.A, Vergeer**, **F.J. Tielens** en **K. Nesse**. De heer **W. Dekker** geeft aan dat de Raad van Bestuur nu bestaat uit vijf man, inclusief de heer **C.J.M. van Rijn** en hemzelf. Hij geeft aan dat leden van de Raad van Bestuur in het buitenland gewoond en gewerkt hebben en dat daaraan waarde gehecht wordt omdat een groot gedeelte van de groei van de Vennootschap buiten Europa zal moeten plaatsvinden. De heer **W. Dekker** stelt dat de Raad van Bestuur iets aan diversiteit verliest door het vertrek van de heer **B. Verwilghen** (die de Belgische nationaliteit heeft) als Secretaris van de Vennootschap, die een functie heeft aanvaard bij SBM Offshore. De heer **W. Dekker** dankt de heer **B. Verwilghen** voor het voortreffelijke werk dat hij heeft verricht.

De heer **W. Dekker** vervolgt met de mededeling dat met ingang van 1 mei 2010. de opvolgster van de heer **B. Verwilghen**, mevrouw **A. van Bergen**, werkzaam zal zijn als Secretaris van de Vennootschap en dat zij aanwezig is op deze vergadering. De heer **W. Dekker** verwelkomt mevrouw **A. van Bergen**.

De heer **W. Dekker** begint met het bespreken van de resultaten over 2009. Hij stelt dat het tweede gedeelte van 2009 sterk was, maar dat het jaar een zeer moeilijke start had als gevolg van de afwaardering op grondstoffenposities. Hij stelt dat de Vennootschap in 2009 ijzersterk geëindigd is en dat de tweede helft van het jaar bijna 34% boven de tweede helft van 2008 lag.

Bijna alle bedrijfsactiviteiten droegen bij aan die sterke tweede helft van het jaar. Voor het totale jaar is de Vennootschap uitgekomen op een bedrijfsresultaat van 175 miljoen Euro, hetgeen 3,8% lager is dan in 2008. Er is een omzet gerealiseerd van 4,5 miljard Euro. De heer **W. Dekker** geeft aan dat bij de Vennootschap de omzet altijd beïnvloed wordt door de prijzen van grondstoffen. Met de heren **C.J.M. van Rijn** en **J. Pullens**, onze Investor Relations manager, worden veel financiële road shows gedaan. De volumes over het hele jaar lagen 3,7% lager dan in 2008. In de AVA van 2009 werd er aanvankelijk gesproken over grotere dalingen. De heer **W. Dekker** concludeert dat de volumes in de tweede helft van 2009 aangetrokken zijn. Er een sterke kasstroom gerealiseerd door reductie van het werkkapitaal met 98 miljoen Euro. Hij geeft aan dat dit onder meer een resultaat is van de interne financiële road shows door de heren **C.J.M. van Rijn** en **R. Tjebbes**, de groepscontroller. De interne road shows werden georganiseerd op zes plekken in de wereld waar meer dan 300 collega's in workshops getraind werden in het beheersen en optimaliseren van het werkkapitaal. De winst per aandeel is EUR 2,61 waar dat EUR 3,02 vorig jaar was.

De heer **W. Dekker** memoreert dat men zich twee jaar geleden bezorgd maakte over voedselschaarste wat gepaard ging met recordhoge prijzen voor grondstoffen. Hij stelt dat deze prijzen gedaald zijn, maar dat er momenteel weer stijgingen plaatsvinden, met name bij de vismeel- en visolieprijzen.

De heer **W. Dekker** vervolgt met de bedrijfsresultaten per segment. In 2008 bedroeg de EBIT 84 miljoen Euro bij de premix- en specialiteitendivisie. Toen werd gesteld dat 20 miljoen Euro van dat resultaat een eenmalige bijdrage was gezien de zeer goede grondstoffenposities. De 70 miljoen Euro die gerealiseerd werd in 2009 ervaart de Raad van Bestuur als een sterk resultaat. De heer **W. Dekker** geeft aan dat in de mengvoeractiviteiten in Europa er een teleurstelling was in de eerste helft van 2009 doch dat dit hersteld is in de tweede helft van 2009 hetgeen geresulteerd heeft in een klein positief getal voor dit segment over het hele jaar.

De heer **W. Dekker** geeft aan dat een positieve bijdrage vorig jaar, naast de sterke resultaten in andere divisies, uit de vleesdivisie kwam. Daar is 34 miljoen Euro gerealiseerd, terwijl in 2008 dit op ongeveer break-even lag.

De heer **W. Dekker** deelt mede dat het totale bedrijfsresultaten, de EBITA uit continuing operations, op 170 miljoen Euro uitgekomen is versus, 182,9 miljoen Euro in 2008 en dat dat een afname is van 7,1%.

De heer **W. Dekker** vervolgt met het nettoresultaat en de winst per aandeel. Hij stelt dat het nettoresultaat 93 miljoen Euro was, terwijl dit in 2008 116,9 miljoen Euro bedroeg. Dit resulteert in een winst per aandeel van EUR 2,61 uit die continuing operations in 2009 versus een winst per aandeel van EUR 3,02 in 2008.

De heer **W. Dekker** geeft aan dat Nutreco een ijzersterke balans heeft en dat daar hard aan gewerkt is. Hij stelt dat vorig jaar kostenbesparingen zijn doorgevoerd, maar dat vooral de nadruk is gelegd op de beheersing van het werkkapitaal. Hij geeft verder aan dat het netto werkkapitaal gedaald is van 254 miljoen Euro naar 136 miljoen Euro, waardoor de netto schuld gedaald is van 367 miljoen Euro naar 222 miljoen Euro.

De heer **W. Dekker** vervolgt met de bespreking van het dividend over 2009. Hij stelt dat het beleid is dat de Vennootschap tussen de 35% en 45% van de totale winst van het boekjaar, exclusief eenmalige zaken als impairment en boekresultaten op afgestoten onderdelen, beoogt uit te keren. Dit dividend is beschikbaar voor houders van gewone aandelen. Het dividend in 2009 ter grootte van EUR 1,32 verhoudt zich tot het dividend in 2008 ter grootte van EUR 1,43. De heer **W. Dekker** geeft aan dat dit het voorstel aan de AVA is en dat de 45% het maximum is die het door de AVA goedgekeurde dividendbeleid toestaat. De heer **W. Dekker** geeft aan dat de Vennootschap in augustus 2009 een interim-dividend uitgekeerd heeft van EUR 0,20, en dat het slotdividend van EUR 1,12 naar keuze van de aandeelhouders zal worden uitgekeerd in contanten of in aandelen. Hij geeft aan dat de omwisselverhouding op 21 april 2010 na beurs vastgesteld zal worden op basis van de gewogen gemiddelde koers op 19, 20 en 21 april 2010. Het dividend zal op 27 april 2010 worden uitgekeerd.

De heer **W. Dekker** vervolgt met de marktontwikkelingen. Hij geeft aan dat een groot gedeelte van de toekomstvisies ontwikkeld worden samen met andere stakeholders in de industrie. Hij stelt dat hier mee begonnen is in 1996 in Noorwegen met de AquaVision conferentie. Sinds 2000 wordt de AgriVision in Nederland georganiseerd en hebben door de jaren heen meer dan 4,000 personen bijgedragen aan deze strategiesessies, waaronder politici, NGO's, milieubewegingen en andere deelnemers in de keten.

Vorig jaar ging de AgriVision conferentie over shifting horizons. De heer **W. Dekker** geeft aan dat de centrale vraag daar was: "Kunnen wij 9 miljard mensen in 2050 gaan voeden, gezien onderwerpen als duurzaamheid en biodiversiteit?" Hij geeft aan dat de Vennootschap door de jaren heen die uitdaging steeds groter zag worden.

De heer **W. Dekker** geeft aan dat tijdens de AgriVision conferentie 2007 aan bod kwam dat wanneer 9 miljard mensen in 2050 een Noord-Amerikaanse levensstijl willen hebben, met de daarbij behorende vleesconsumptie en het energiegebruik, dat niet te verenigen is met de zorgen, in met name Europa, over biodiversiteit en climate change.

De heer **W. Dekker** geeft aan dat tijdens de AgriVision conferentie van vorig jaar bijna vierhonderd personen aan het eind van de conferentie hebben gestemd over wat er moest veranderen en hoe zo'n verandering bereikt kan worden. 70% van de deelnemers beantwoordde de vraag of 9 miljard mensen duurzaam gevoed kunnen worden bevestigend. De heer **W. Dekker** presenteert een boekje dat de Vennootschap heeft gemaakt, genaamd "Can we feed 9 billion people in 2050 in a sustainable way?" met als doel het optimisme te delen en aan te zetten tot actie. De heer **W. Dekker** geeft aan dat om dit doel te bereiken niet zoveel nieuwe 'break through technologies' nodig zijn aangezien de implementatie van bekende technologieën al de helft van de benodigde verbeteringen zou kunnen opleveren. Hij geeft voorts aan dat de Vennootschap het merendeel van haar vlees- en vis producerende activiteiten heeft afgestoten.

De heer **W. Dekker** deelt mede dat de Raad van Bestuur verwacht dat de grondstofprijzen verder zullen gaan stijgen door extra vraag. Climate change zal een negatieve invloed hebben op rendementen. Hij verwacht dat schaarste gaat ontstaan bij de meeste landbouwgrondstoffen. Hij vervolgt met de verwachting dat aan de andere kant de wereldwijde vraag naar vis en vlees blijft toenemen, waarvan een van de redenen de toegenomen welvaart in Azië en in andere delen van de wereld is. De heer **W. Dekker** geeft aan dat de Vennootschap een stijgende vraag naar vis en vlees verwacht en dat Nutreco het voer aan de producenten van vis en vlees levert. Aan de aanbodkant ziet de heer **W. Dekker** een schaarste ontstaan. De heer **W. Dekker** geeft aan dat de Raad van Bestuur verwacht dat de Vennootschap met de unieke kennis van voeding van dieren in alle levensfasen met haar NuTrace feed- en food kwaliteitssysteem en met de veel hogere nadruk die de Vennootschap geeft aan innovatie en technologie, een bijdrage kan gaan leveren aan die zeer grote uitdaging om in de komende decennia vele malen meer voedsel te produceren dan op dit moment het geval is.

De heer **W. Dekker** stelt dat de verdubbeling van de voedselproductie hand in hand moet gaan met een halvering van de footprint, wat een grote uitdaging is. Hij geeft aan dat, hoewel de Vennootschap slechts een klein deel van die keten vormt, de Vennootschap hierop invloed kan uitoefenen.

De heer **W. Dekker** vervolgt met de bespreking van de strategie. Hij stelt dat de Raad van Bestuur wil groeien in met name nieuwe geografieën als Brazilië, China, Rusland en Vietnam en dat men blijft kijken naar de kansen op de thuismarkten. Hij verwijst naar de recente acquisitie in Spanje en dat er op diezelfde wijze ook gekeken wordt naar Nederland en Canada, welke drie landen de 3 agrarische thuismarkten zijn. Voor wat betreft premixen, speciaalvoer en visvoer wordt er wereldwijd gekeken naar mogelijke acquisities.

De heer **W. Dekker** verwijst naar twee acquisities in 2009. Hij geeft aan dat Brazilië een heel belangrijk land is als het gaat om toekomstige en huidige voedselproductie, zowel aan de grondstoffenkant als aan de vlees- en, opkomend, de viskant. De heer **W. Dekker** geeft aan dat de Vennootschap een 51% belang heeft gekocht in 'Fri-Ribe' een familiebedrijf in Brazilië. Fri-Ribe zit in complete feed, in premixen, in visvoer en in garnalenvoer. De heer **W. Dekker** geeft aan dat Fri-Ribe een zeer goede naam en goede posities heeft en dat het bedrijf vijf productielocaties en zes verkoopkantoren heeft. Hij geeft aan dat de Raad van Bestuur in november Brazilië heeft bezocht en dat de overname een platform biedt voor verdere groei in een van de belangrijkste agriculture groeimarkten in de wereld.

De heer **W. Dekker** verwijst tevens naar de overname in Spanje en Portugal van twaalf voerfabrieken van Cargill met 700.000 ton voer. De voerfabrieken hebben een jaaromzet van 240 miljoen Euro en hebben 420 medewerkers.

De heer **W. Dekker** vervolgt met de bespreking van Spanje en stelt dat de economie het daar moeilijk heeft, maar de bedrijven van de Vennootschap daar toch goede resultaten hebben behaald in 2009. Hij stelt dat er thans een integratieproces van de mengvoeractiviteiten plaats vindt dat twee jaar zal gaan duren. De verwachting is dat de daarmee gepaardgaande herstructureringskosten ca. 40 miljoen Euro zullen vergen.

De heer **W. Dekker** vervolgt en stelt dat de Raad van Bestuur nog steeds volledig staat achter de groeitarget voor 2012 om de middellange termijndoelstelling van 230 miljoen Euro te realiseren.

De heer **W. Dekker** vervolgt met de strategische agenda 2010. Hij geeft aan dat hij de eerste drie onderwerpen reeds besproken heeft te weten: de geografie met een focus op vier landen, het onderhouden van de drie agrarische groeimarkten alsmede het wereldwijd vermarkten van alle speciaalvoer- en de visvoeractiviteiten. Hij vervolgt met de uitvoering van de innovatiestrategie van de Vennootschap om duurzame producten en voeroplossingen te ontwikkelen: het creëren van waarde voor de klanten en het ontwikkelen van producten en voeroplossingen met een grotere winstmarge. De heer **W. Dekker** geeft aan dat de Vennootschap steeds meer richting speciaalvoer gaat. Ook geeft hij aan dat duurzaamheiddoelstellingen in het beloningspakket van managers zijn opgenomen, welke doelstellingen vanaf heden gevolgd kunnen worden in het jaarverslag. De heer **W. Dekker** deelt mede dat vorige week hierover workshops met de top 30 managers zijn gehouden.

De heer **W. Dekker** stelt dat de Vennootschap verwacht, onvoorziene omstandigheden daargelaten, een EBITA voor bijzondere posten ter grootte van ten minste 50 miljoen Euro te realiseren in het eerste halfjaar van 2010. Hij stelt dat de Vennootschap een seizoenspatroon kent en dat gebruikelijk de tweede helft van 2010 het meest belangrijke is.
Hij rondt af met de mededeling dat de Vennootschap in 2010 een hogere uitgave voor investeringen zal doen dan het afschrijvingsniveau, en wel in capaciteitsuitbreidingen en in fabrieksoptimalisatie.

De heer **W. Dekker** dankt **de Voorzitter**.

De Voorzitter dankt de heer **W. Dekker** en vraagt of er nog vragen zijn over dit punt en geeft het woord aan de heer **Stevense**.

De heer **Stevense** dankt **de Voorzitter** voor het woord. De heer **Stevense** geeft aan dat de heer **W. Dekker** stelde dat er een focus ligt op China en Vietnam. De fabriek van de Vennootschap staat in Indonesië. De heer **Stevense** vraagt of er fabrieken in China en Vietnam worden gekocht, of dat deze landen worden voorzien vanuit Indonesië.

De heer **Stevense** stelt met betrekking tot de consolidatie in Nederland, Spanje en Noord-Amerika dat Noord-Amerika nog weinig in beeld is en dat op pagina 27 een verwijzing naar de Verenigde Staten voorkomt. Hij merkt op dat de Vennootschap in Nederland de grootste is met 14%, maar dat Agrifirm en Cehave willen samengaan en dat zij gezamenlijk 18% bezitten.

De heer **Stevense** vervolgt tot slot met een vraag over de prijzen. Hij vraagt zich af hoe de Vennootschap met de schommelingen in de prijzen omgaat mede in het licht van kortingen die bedongen worden door grote bedrijven. De heer **Stevense** geeft aan dat dit zijn vragen waren.

De Voorzitter geeft het woord aan de heer **W. Dekker**.

De heer **W. Dekker** dankt **de Voorzitter** voor het woord. Hij merkt op dat er vorig jaar een nieuwe fabriek verworven is in Indonesië. Dit kwam voort uit de acquisitie van BASF, toen er premixfabrieken in acht verschillende landen gekocht werden. De productievestiging van BASF in Indonesië is door Nutreco gebruikt tot de bouw van de nieuwe fabriek voltooid was. De heer **W. Dekker** geeft aan dat de Vennootschap twee fabrieken in China heeft en dat daar 700 personen werkzaam zijn. Ook geeft hij aan dat de Vennootschap in deze regio wil groeien en een eerste stap in Vietnam wil zetten. Hij geeft aan dat om deze redenen die vier landen genoemd worden en dat dit de gebieden zijn waar in de toekomst meer aandacht voor zal zijn.

De heer **W. Dekker** vervolgt met de opmerking dat aan de Agri-kant Nederland, Spanje en Canada landen zijn waar Nutreco al heel groot is en consolidatie plaatsvindt. Hij geeft aan dat Cargill na een strategy review stelde dat Nutreco een goede eigenaar zou zijn voor haar twaalf fabrieken en haar werknemers. Hij stelt dat de Vennootschap altijd zeer slagvaardig optreedt wanneer zich een mooie gelegenheid voordoet en dat wanneer een dergelijke gelegenheid zich in Nederland of in Canada voordoet daar zeer serieus naar gekeken zal worden.

De heer **W. Dekker** vervolgt met de vraag van de heer **Stevense** met betrekking tot prijzen en volatiliteit van prijzen. Hij stelt dat voor de klanten van de Vennootschap voer vaak 80% van de kostprijs is. Hij geeft aan dat als de grondstofprijzen op de wereldmarkten op en neer gaan dan ook voerprijzen op en neer gaan. Het goede nieuws vorig jaar was dat de voerkosten daalden, hetgeen bijgedragen heeft aan de winstgevendheid van de vis- en vleesproductie. De heer **W. Dekker** merkt op dat de zorg met betrekking tot Nederland met steeds groter wordende bedrijven door velen wordt gedeeld. Hij stelt dat in Nederland wederom een slag zal moeten plaatsvinden aan de ene kant naar verdere professionalisering, maar voor de kleinere bedrijven geldt dat een slag zou moeten plaatsvinden naar specialisatie in streekproducten, zodat er voldoende inkomen op boerenniveau gerealiseerd kan worden.

De heer **W. Dekker** stelt tot slot dat er een herwaardering voor boeren moet komen en dat het weer aantrekkelijk moet gaan worden voor jonge mensen om agrarische wetenschappen te gaan studeren en om een bedrijf over te nemen, omdat wanneer de boerenactiviteiten niet goed renderen het heel moeilijk zal worden om in de toekomst 9 miljard mensen te voeden. De heer **W. Dekker** maakt het statement dat als al het voedsel in de wereld op dit moment door Nederlandse boeren geproduceerd zou worden, dit een enorme vooruitgang in duurzaamheid zou zijn. Hij stelt verder dat Nederland weer eens wat trotser moet worden op zijn agrarische sector.

De Voorzitter neemt het woord en voegt toe dat innovatie ook moet leiden tot producten met een extra toegevoegde waarde en grotere marges.

De Voorzitter geeft het woord aan de heer **Van Genderen** (Vereniging van Effectenbezitters).

De heer **Van Genderen** geeft aan 109 aandeelhouders te vertegenwoordigen met een totaal van 58.495 aandelen.

De heer **Van Genderen** vraagt zich af hoe de onderneming omgaat met de fluctuaties in de prijzen. Hij stelt dat het netto werkkapitaal in 2009 sterk verlaagd is en dat de lagere grondstofprijzen daarbij een belangrijke factor vormen. De heer **Van Genderen** vraagt hoe groot die invloed was en in welke mate het lagere netto werkkapitaal ook houdbaar is voor de toekomst.

De heer **Van Genderen** vervolgt met de groeistrategie van de onderneming. Hij vraagt welke kansen de Raad van Bestuur specifiek ziet en waar de focus precies op gericht wordt en of de Raad van Bestuur op dit moment plannen heeft voor acquisities in Brazilië om de bestaande positie verder uit te breiden.

De heer **Van Genderen** vraagt verder aan welke criteria eventuele overnamekandidaten moeten voldoen. En of er verschillende criteria gelden voor overnames in ontwikkelde landen zoals Canada en Nederland en in opkomende landen zoals Brazilië. Voorts vraagt hij of de Raad van Bestuur zich bij overnames richt op bijdragen aan de winst per aandeel of op waardecreatie.

De heer **Van Genderen** vervolgt en stelt dat de heer **W. Dekker** reeds aangaf dat de Vennootschap in het recente verleden de vlees- en visproducerende activiteiten voor een groot deel heeft afgestoten. Hij stelt verder dat in 2009 de vleesactiviteiten in Canada en Spanje voornamelijk zijn teruggekeerd naar winstgevendheid. De heer **Van Genderen** vraagt of dit een mooi moment zou zijn om ook die activiteiten af te stoten en of de Raad van Bestuur voornemens is om dat te doen. Hij stelt dat de vleesactiviteiten een vreemde eend in de bijt zijn.

De Voorzitter dankt de heer **Van Genderen** en geeft het woord aan de heer **W. Dekker.**

De heer **W. Dekker** geeft aan dat 80% van de kosten van de producten voortkomt uit grondstoffen. Hij stelt dat de prijzen van commodities, de granen en de soja's fluctueren en dat deze naar verwachting alleen maar meer zullen gaan fluctueren omdat de opslag in de wereld als percentage van het verbruik steeds lager wordt.

De verwachting is dat die volatiliteit alleen maar toeneemt en dat voorts rekening moet worden gehouden met valuta-effecten. Hij geeft aan dat de risk management policy van de Vennootschap geen speculatie toe staat en dat het de policy is dat door de Vennootschap geen posities langer dan drie maanden worden ingenomen. Hij stelt dat aan de Aquaculture-kant, waar de Vennootschap wereldwijd zeer grote klanten heeft, als klanten een vaste prijs willen hebben voor zes of twaalf maanden, de Vennootschap afspraken maakt over een zogenaamd mandje met de grondstoffen en de koersen op het moment van het ondertekenen van dat contract. Dit heeft te maken met risicomanagement waardoor posities moeten worden gesloten aan de grondstoffenkant en de currencykant, omdat dat het enige moment in de tijd is dat er zekerheid bestaat omtrent de marge. Per businessactiviteit bestaan er verschillende risicomanagement policies. De heer **W. Dekker** verwacht dat die volatiliteit alleen maar zal gaan toenemen en dat daarom de financiële mensen van de Vennootschap in dit onderwerp getraind worden.

De heer **W. Dekker** vervolgt met de vraag omtrent het omgaan met risicomanagement en volatiliteit. Hij geeft aan dat de Raad van Bestuur blij is met de resultaten van vorig jaar en dat het een voordeel was dat de kosten van grondstoffen ook zijn gedaald. Hij geeft aan dat in 2010 bezien moet worden welk gedeelte daar duurzaam van was. Intern zijn duidelijke targets gesteld en die worden ook gemeten. De heer **W. Dekker** merkt op dat de verwachting is dat meer dan de helft in die afname structureel is.

De heer **W. Dekker** vervolgt dan met de groeistrategie. Hij geeft aan dat vier landen genoemd zijn waar de focus op gericht is om zowel op het gebied van vis als met agri stappen te gaan zetten. Verder wordt er meer ingezet op innovatie, hetgeen betekent dat de wens bestaat met premixen-specialiteiten en additieven wereldwijd stappen te gaan zetten.

De heer **W. Dekker** vervolgt met de bespreking van de vraag omtrent de criteria voor overnames. De heer **W. Dekker** geeft aan dat in een mature markt waar de Vennootschap een nummer één positie heeft, er minder betaald wordt voor een industrieoptimalisatie dan wanneer er aandelen gekocht worden in een kwalitatief heel goed en snelgroeiend bedrijf, zoals de acquisitie in Brazilië. De heer **W. Dekker** concludeert met te stellen dat de criteria tot doel hebben dat zo snel mogelijk bijgedragen kan worden aan de winst per aandeel.

De heer **C.J.M. van Rijn** neemt het woord en geeft aan dat de Cargill acquisitie ongeveer 40 miljoen Euro bedraagt, waarvan ongeveer de helft ten goede komt aan Cargill en de andere helft voor investeringen en reorganisaties bedoeld is.

Hij geeft aan dat deze reorganisaties voor een groot deel in 2010 zullen plaatsvinden en dat dat betekent dat in 2010 geen verhoging van de winst per aandeel zal plaatsvinden als gevolg van die reorganisatiekosten, maar dat het resultaat uit normale operaties bijdraagt aan de winst per aandeel in 2010. De acquisitie in Brazilië draagt vanaf het begin af aan al bij aan het resultaat.

De heer **C.J.M. van Rijn** vervolgt met het bespreken van de acquisitie criteria. Hij geeft aan dat toekomstige kasstromen contant worden gemaakt. Hij geeft verder aan dat er een andere rentefactor gehanteerd wordt bij een acquisitie in Brazilië of Vietnam, dan bij een acquisitie in West Europa. In het jaarverslag is aangegeven wat de verbeteringen zijn van de werkkapitaaldagen, debiteurendagen, inventorydagen en crediteurendagen en daar zijn overal verbeteringen opgetreden. Hij stelt dat dus niet alleen de grondstofprijzen gedaald zijn maar dat er ook sprake is van een duidelijke verbetering van het aantal dagen. De target voor dit jaar is om dat niveau te handhaven.

De heer **W. Dekker** neemt het woord. Hij stelt dat de vleesactiviteiten voornamelijk plaatsvinden in Spanje en voor een klein gedeelte in Canada. In Canada zijn het allemaal verschillende zaken, die volledig geïntegreerd zijn in de business. Met name richt de aandacht zich nu op de pluimveeactiviteiten in Spanje. De heer **W. Dekker** geeft aan dat dit een bedrijf is dat in Europa tot de top vijf behoort en een marktleider in Spanje is aangezien dit het enige bedrijf is dat in Spanje in elke stad vers vlees kan leveren. Hij geeft aan dat kippenvlees weliswaar iets anders is dan animal nutrition, maar dat er zeer veel synergie bestaat met de andere Spaanse activiteiten. Meer dan 50% van de Spaanse verkopen vindt plaats aan één retailer; een familiebedrijf genaamd Mercadona. Er is hier sprake van een partnership waar geen volatiliteit in zit.

De Voorzitter geeft het woord aan de heer **Heinemann**.

De heer **Heinemann** geeft aan dat hij drie vragen heeft. In het verleden is de Vennootschap groot geworden door zalmkwekerijen. Destijds heerste er een ziekte die veel schade heeft aangericht. Hij vraagt zich af wat de toekomstplannen met zalmkwekerijen voor de Vennootschap zijn. Hij geeft aan dat zijn tweede vraag ziet op de landbouw. De heer **Heinemann** stelt dat er een structureel tekort is op de lange duur aan landbouwproducten en dat kleine boeren worden getroffen door de enorme fluctuaties in landbouwprijzen. Hij vraagt zich af of de Vennootschap zou kunnen deelnemen of overheden kunnen stimuleren tot het vormen van zogenaamde buffer stocks om een stabiele prijsontwikkeling te krijgen. Tot slot vraagt hij of de Europese Commissie geen probleem ziet in de acquisities die de Vennootschap doet, in het bijzonder in het kader van een eventueel monopolie.

De Voorzitter dankt de heer **Heinemann** en geeft het woord aan de heer **W. Dekker**.

De heer **W. Dekker** deelt mede dat de zalmkwekerijen verkocht zijn in het kader van het programma Re-balancing for Growth, maar dat de Vennootschap nog steeds onderdeel vormt van die industrie, nu de Vennootschap 's werelds grootste producent van zalmvoer is en actief is in de productie van visvoer voor veertig andere vissoorten. In de vier landen uit Azië wordt het marktaandeel bij de niet-zalmvoerbusiness uitgebreid. De heer **W. Dekker** geeft aan dat in Chili het afgelopen anderhalf jaar een uitbraak van een virusziekte onder zalm heeft plaatsgevonden, waardoor de industrie schade heeft geleden. Dat is nu exact de reden dat de Vennootschap afscheid heeft genomen van deze business. De heer **W. Dekker** geeft aan dat de algemene verwachting is dat de zalmindustrie een goede toekomst heeft, maar dat de voorspelbaarheid van de resultaten daar minder groot is dan aan de voerkant.

De heer **W. Dekker** vervolgt met beantwoording van de tweede vraag. Hij stelt dat het het beste voor de kleine boeren is als een fatsoenlijke prijs betaald wordt voor hun producten. Hij geeft ook aan dat de kleine boer zich meer zal moeten onderscheiden met zijn streekproducten. De heer **W. Dekker** stelt dat het de verwachting is dat door een gebrek aan financiële middelen en de verdergaande eenwording van Europa de tijden van overheidssubsidies voorbij zijn. In een groot aantal Westerse landen wordt minder dan 10% van het inkomen besteed aan voedsel. De heer **W. Dekker** stelt dat indien in het Westen meer betaald zou worden voor voedsel die kleine boer ook in stand kan blijven.

De heer **W. Dekker** vervolgt met beantwoording van de derde vraag. Hij deelt mede dat de Vennootschap opereert in wereldwijde markten die nog voor een groot gedeelte gefragmenteerd zijn. Bij de acquisitie van Cargill in Spanje is goed naar mededingingsrechtelijke aspecten gekeken en de Vennootschap heeft daar een goedkeuring zonder enige beperking gekregen. De heer **W. Dekker** stelt verder dat het marktaandeel zalmvoer en, in sommige landen, premixen, ongeveer 30% à 40% is. Het mededingingsrechtelijke aspect vormt een van de niet-financiële criteria bij acquisities. Omdat de markten waarin geopereerd wordt zeer groot zijn verwacht de heer **W. Dekker** dat slechts in incidentele gevallen de mededingingsautoriteiten een rol zullen gaan spelen.

De heer **Heinemann** neemt het woord en vraagt of het ook mogelijk is kleine boeren te stimuleren door bijvoorbeeld landbouwcoöperaties te vormen en boeren met microkredieten een steun in de rug te geven, omdat deze boeren vaak niet weten wat de mogelijkheden zijn en omdat het ontwikkelen van landbouwers een heel belangrijk punt is om de productie en efficiency te verhogen.

De heer **W. Dekker** neemt het woord en nodigt alle aanwezigen uit om een e-mail naar de Vennootschap te sturen, zodat de Vennootschap aan een ieder de zojuist verschenen brochure kan doen toekomen. Hij geeft aan dat de huidige discussie gaat over de ontbrekende productiefactor. En dat er grote uitdagingen bestaan met betrekking tot Afrika. Nederland heeft zeer veel kennis en de vraag is nu of meer kennis naar Afrika moet worden gebracht. Duurzaamheid hangt samen met ondernemerschap. Er moeten ondernemers gecreëerd worden. De heer **W. Dekker** geeft aan dat de discussie over Afrika ook veel gaat over het stimuleren van ondernemerschap en dat een Afrikaanse boer tot op heden ver achterloopt bij de zeer professionele ondernemer, de Nederlandse boer. De heer **W. Dekker** refereert aan een voorbeeld dat in het duurzaamheidverslag is opgenomen over een project in Bangladesh waar de Vennootschap aan duizenden vrouwen leert hoe je legkippen kunt houden, waarbij dan de eieren vermarkt worden in de stad, en waar de gezinnen tevens geleerd wordt vis te kweken. Bij dit project gaat het niet om het sturen van geld, maar het aanbieden van kennis, inclusief de microkredieten. Het ICCO heeft zich aangesloten bij dit project. De heer **W. Dekker** geeft tot slot aan dat de Vennootschap op dit moment ook commerciële stappen evalueert in Afrika.

De heer **Heinemann** dankt **de Voorzitter**.

De Voorzitter neemt het woord en vult nog aan dat de heer **W. Dekker** regelmatig overlegt met het Ministerie van Landbouw en dat zo ook enige invloed uitgeoefend kan worden op het beleid.

De Voorzitter geeft het woord aan de heer **Dirkse**, die twee vragen heeft.

De heer **Dirkse** vraagt zich af of de opstart van de nieuwe fabriek in Indonesië van waaruit de eerste levering in februari zou plaatsvinden goed is verlopen, en zo ja, wat de verdere capaciteit van deze fabriek is. Zijn tweede vraag is of de heer **W. Dekker** een toelichting kan geven op de research activiteiten in Canada, waaronder de deelname van de Guelph University bij deze nieuwe activiteit.

De Voorzitter dankt de heer **Dirkse** en geeft het woord aan de heer **W. Dekker**.

De heer **W. Dekker** geeft aan dat met de acquisitie van de acht fabrieken van BASF klanten en medewerkers verkregen werden. De Vennootschap heeft vervolgens zelf een nieuwe fabriek gebouwd. De heer **W. Dekker** stelt dat de opstart van die fabriek buitengewoon goed gegaan is en dat de fabriek winstgevend is. Vanuit Indonesië vindt nu niet alleen verkoop in Indonesië plaats maar ook al verkoop en export van visvoerproducten in de nabije regio.

De heer **W. Dekker** geeft aan dat de fabriek is gebouwd binnen budget, zeer snel opgestart is en ook opereert binnen het budget hetgeen ook het vertrouwen geeft om vervolgstappen te gaan zetten in die regio.

De heer **W. Dekker** vervolgt met beantwoording van de tweede vraag. Met de acquisitie in Canada is de Vennootschap marktleider in Canada met een 24% marktaandeel. De heer **W. Dekker** geeft aan dat de Raad van Bestuur trots is op de R&D in Stavanger (voor vis) en in Nederland en Spanje voor de agrarische sector, en dat de R&D afdeling in Canada een absolute aanwinst vormt. Noord-Amerikanen zijn sterk in marketing. De heer **W. Dekker** geeft aan dat in de Raad van Bestuur van de Vennootschap drie nieuwe collega's zijn opgenomen. Elke collega heeft een eigen R&D director. De R&D director die op de campus zit in Guelph, is de rechterhand van de heer **J. Vergeer**, die regelmatig rondreist in Spanje en in Nederland om maximale uitwisseling te bevorderen. De heer **W. Dekker** deelt tot slot mede dat de Vennootschap meerdere projecten met Noord-Amerikaanse instituten en universiteiten is aangegaan.

De Voorzitter dankt de heer **W. Dekker** en geeft het woord aan de heer **Stevense.**

De heer **Stevense** dankt **de Voorzitter** voor het woord en deelt zijn zorgen in het kader van microkredieten van banken die speculanten financieren in plaats van kleine boeren en vraagt de heer **W. Dekker** om een reactie. Ook geeft hij aan een bedrijf in Zambia te kennen, vergelijkbaar met de Vennootschap, te weten 'Zambeef'. De heer **Stevense** vervolgt met de vraag hoe de Vennootschap omgaat met prijsfluctuaties gedurende de tijd dat voorraden zich op schepen bevinden. Vervolgens vraagt de heer **Stevense** of er ook zaken wordt gedaan met Cefetra. De heer **Stevense** stelt dat premix specialties 22% van de omzet uitmaakt en 36% van de EBITA, met daarbij de vermelding dat de omzet 6,4% is gedaald en de EBITA met 16,3% is gedaald en vraagt of de heer **W. Dekker** hier op in kan gaan.

De Voorzitter dankt de heer **Stevense** en geeft het woord aan de heer **W. Dekker.**

De heer **W. Dekker** geeft aan dat de heer **C.J.M. van Rijn** de vraag omtrent de voorraden zal beantwoorden. De heer **W. Dekker** geeft aan dat de premix- en specialiteitenactiviteiten een snel groeiende business is. Mede door de acquisitie van de acht fabrieken van BASF, is de Vennootschap wereldwijd nummer twee in premix met een wereldwijd marktaandeel van 12%. Hij geeft omtrent de ratio's die de heer **Stevense** noemde aan dat in het resultaat van 2008 een eenmalige bate van 20 miljoen Euro is verwerkt die in 2009 niet meer voorkomt. De winstgevendheid van de onderliggende activiteiten is echter zeer goed geweest in premixen en hij geeft aan dat dat de verklaring is van die verschillen.

De heer **W. Dekker** geeft aan dat zelden op individuele leveranciers en klanten in wordt gegaan, maar dat Cefetra in Nederland één van de leveranciers van de Vennootschap is.

De heer **W. Dekker** vervolgt en stelt dat elke onderneming dat moet doen wat hem uniek maakt en dat dat voor de Vennootschap het leveren van de beste voeroplossingen, het beste voedsel en het beste advies is en dat banken verantwoordelijk zijn voor het verstrekken van kredieten. Er vindt echter wel regelmatig overleg plaats tussen banken en de Vennootschap over dit onderwerp.

De heer **C.J.M. van Rijn** neemt het woord en gaat in op de vraag over de voorraden. Hij geeft aan dat ook de prijzen van de contracten die afgesloten zijn waarbij de voorraden nog niet ontvangen zijn, meegenomen worden in de eindejaarsafsluiting. Wanneer de prijzen van die goederen zodanig zijn dat verwacht wordt dat wanneer ze verwerkt zijn in producten, die producten niet meer met winst verkocht kunnen worden, wordt daar een voorziening voor opgenomen.

De Voorzitter merkt op dat de accountant instemmend knikt en geeft het woord aan de heer **Van Genderen** (Vereniging van Effectenbezitters).

De heer **Van Genderen** dankt **de Voorzitter** en vraagt welk niveau van winstgevendheid van de vleesactiviteiten en van de mengvoederactiviteiten wordt nagestreefd.

De heer **Van Genderen** vervolgt en stelt dat de Vennootschap kiest voor een model waarbij alleen visvoer wordt geproduceerd en geleverd, waar een concurrent als Cermaq kiest voor het oude model van Nutreco, namelijk het produceren van visvoer en de zalmkwekerijen. Hij vraagt welke trend de Raad van Bestuur ziet in de markt: het model van de Vennootschap of het model van Cermaq. Hij vraagt zich af, indien het laatste het geval is, of dit als een bedreiging wordt gezien.

De heer **Van Genderen** vervolgt met een andere vraag over de visvoeractiviteiten. Hij stelt dat in 2008 een contract gesloten is met Marine Harvest waarbij de Vennootschap de belangrijkste leverancier van visvoer was en bleef en dat dat contract een looptijd had van twee jaar en dus in 2010 zal aflopen. De heer **Van Genderen** vraagt of dat contract wordt verlengd of dat daar nog over gesproken wordt en wat de stand van zaken nu is. De heer **Van Genderen** dankt **de Voorzitter** voor het woord.

De Voorzitter geeft het woord aan de heer **W. Dekker**.

De heer **W. Dekker** geeft aan dat zeer weinig beursgenoteerde bedrijven vergelijkbaar zijn met de Vennootschap, en dat dit eveneens geldt voor de vleessector. Hij geeft aan dat als er vergelijkbare ondernemingen bestaan, die vooral in Noord Amerika en in Brazilië gevestigd zijn. De heer **W. Dekker** stelt dat bedrijven als een Smithfield en Tyson, door de cyclus heen op ongeveer een EBIT marge van 3% à 4% zitten. Hij stelt verder dat Amerikaanse bedrijven altijd meer merken hebben dan Europese bedrijven en dat dat ondermeer te maken heeft met het succes van voorverpakte producten in Noord Amerika. De heer **W. Dekker** geeft aan dat 3% EBIT marge voor goed presterende Europese vleesbedrijven, zonder al te veel merken, de guidance is.

De heer **W. Dekker** vervolgt met de beantwoording van de vraag over mengvoer. Hij geeft aan dat in het verleden is aangegeven dat er grote verschillen waren in winstgevendheid van mengvoer binnen Europa en dat dit samenhangt met het al dan niet zijn van marktleider. Hij geeft aan dat de guidance daar tussen de 1% en de 3% in de verschillende geografieën is.

De heer **W. Dekker** vervolgt met de vraag over een mogelijke trend. Hij geeft aan dat de trend is dat consolidatie plaatsvindt aan de kant van de klanten met steeds groter wordende boeren en dat eveneens concentratie plaatsvindt in de eigen business en aan de leverancierskant. Hij merkt op dat in sommige sectoren integratie de trend is. Zo hebben grote vleesspelers ook hun eigen voerfabriek. Dat is met name aan de pluimveekant het geval.

De heer **W. Dekker** vervolgt met de vraag rond zalm. Hij geeft aan dat er geen trend is. De Vennootschap is wereldwijd de nummer één in zalmvoer. De andere twee spelers, Cermaq, nummer twee, die zowel in viskweek als in visvoer zit en Biomar, nummer drie, zijn ook beursgenoteerd. De heer **W. Dekker** stelt dat deze drie beursgenoteerde bedrijven ongeveer 90% aandeel hebben in de markt voor zalmvoer. Hij geeft aan dat wanneer de nummer één, de Vennootschap, zijn kwekerijen afstoot, de percentages enorm veranderen, waardoor het moeilijk is om over een trend te spreken.

De heer **W. Dekker** vervolgt tot slot met de derde vraag omtrent Marine Harvest. Hij geeft aan dat Marine Harvest vroeger een zusterbedrijf was en in Noorwegen gefuseerd is met twee andere beursgenoteerde bedrijven te weten Fjord Seafood en Pan Fish. De heer **W. Dekker** geeft aan dat Marine Harvest marktleider is met een wereldwijd aandeel van 20% à 25%. Hij stelt dat de Vennootschap een tweejarig contract had en dat het contract net weer met een jaar verlengd is. Er zat een optiegedeelte in het bestaande contract en Marine Harvest heeft die optie gelicht. Het contract loopt daarmee door tot april 2011.

De Voorzitter neemt het woord en voegt nog toe dat het alleen verkopen van zalmvoer gunstiger is dan het verkopen van zalmvoer wanneer ook zalmkwekerijen worden gehouden, omdat in dat laatste geval ook aan direct concurrenten geleverd moet worden.

De Voorzitter vraagt of er nog vragen zijn en constateert dat die er niet zijn.

4. Jaarrekening 2009

4.1 Vaststelling van de jaarrekening

De Voorzitter geeft aan dat de vertegenwoordigers van KPMG Accountants N.V. tijdens de behandeling van dit agendapunt bevraagd kunnen worden over de accountantsverklaring. De grondslagen voor de opstelling van de geconsolideerde jaarrekening, de geconsolideerde balans en de winst- en verliesrekening, de geconsolideerde kasstroom, de toelichting op de geconsolideerde overzichten en de overige gegevens zijn opgenomen op de pagina's 78 tot en met 165 van het jaarverslag 2009. **De Voorzitter** geeft aan dat de jaarrekening is gecontroleerd door KPMG Accountants N.V., de accountant van de Vennootschap; de goedkeurende verklaring terzake is opgenomen op pagina's 166 en 167 van het jaarverslag. Hij geeft aan dat een door de Raad van Commissarissen, de Raad van Bestuur en de externe accountant getekend exemplaar van het jaarverslag in de zaal beschikbaar is bij de Secretaris van de vergadering. De jaarrekening werd conform artikel 26 van de statuten door de Raad van Commissarissen goedgekeurd en wordt ter vaststelling aan de vergadering voorgelegd. **De Voorzitter** vraagt of er nog vragen zijn over dit agendapunt.

De Voorzitter geeft het woord aan de heer **Boom**.

De heer **Boom** geeft aan twee vragen te hebben. De eerste vraag heeft betrekking op pensioenen. Hij constateert dat er een pensioenlast op pagina 108 van het jaarverslag is opgenomen van ongeveer 17 miljoen Euro en dat deze last groter is dan het jaar ervoor. Hij vraagt zich af of de huidige ontwikkelingen met betrekking tot pensioenfondsen invloed zullen hebben op de pensioenlast, wat de dekkingsgraad is en of mensen prijscompensatie krijgen.

Zijn tweede vraag gaat over voorwaartse verliescompensatie. De heer **Boom** constateert dat de verliezen ongeveer 47 miljoen Euro bedragen met verwijzing naar pagina 122 en dat dit ongeveer hetzelfde is als vorig jaar. Hij geeft aan dat dit blijkens het jaarverslag voortkomt uit herstructureringen en overnames, door bijvoorbeeld meegekochte fiscale verliezen. De vraag van de heer **Boom** is of deze verliezen niet gecompenseerd kunnen worden met de winst.

De Voorzitter geeft het woord aan de heer **C.J.M. van Rijn**.

De heer **C.J.M. van Rijn** geeft aan dat in de jaarrekening te zien is dat een groot deel van de pensioenen toegezegde bijdrageregelingen zijn, ook wel genaamd defined contribution. Dat betekent dat daar geen extra verplichtingen voor opgenomen hoeven te worden. De heer **C.J.M. van Rijn** geeft aan dat in een aantal landen, de Vennootschap nog defined benefit regelingen kent; de toegezegde pensioenuitkeringsregeling. Hij constateert dat in de jaarrekening is opgenomen dat daar per ultimo 2009 een tekort bestond van EUR 6.500.000. Tevens geeft hij aan dat de premies over het algemeen wat zijn toegenomen, hetgeen mede veroorzaakt is door acquisities. De heer **C.J.M. van Rijn** stelt verder dat de dekkingsgraden bij de defined benefit regelingen tussen de 90% en 100% liggen en dat de verplichtingen die eruit voortvloeien te overzien zijn, omdat het maar een klein deel van de totale pensioentoezegging is. De heer **C.J.M. van Rijn** concludeert dat de markt zich in opwaartse lijn begeeft en dat dit een goede invloed op de dekkingsgraad heeft.

De heer **C.J.M. van Rijn** vervolgt met de tweede vraag over verliescompensaties. Hij geeft aan dat deze compensatie zeer nationaal gebonden is. In Nederland viel niet te compenseren omdat daar in 2009 verliezen geleden zijn door het verlies met de grondstoffenposities. In andere landen wordt verliescompensatie wel gebruikt. De heer **C.J.M. van Rijn** geeft aan dat er wel winst moet worden gemaakt in die landen waar die compensatie aanwezig is. Hij stelt dat het niet zo is dat uit voorzichtigheidsmotieven de compensatie niet gebruikt wordt, wanneer dat wel mogelijk zou zijn. De heer **C.J.M. van Rijn** geeft aan voorzichtig te zijn met het activeren van verliezen. Dit wordt alleen gedaan als het vrij zeker is dat ze ook gerealiseerd gaan worden. De heer **C.J.M. van Rijn** geeft aan dat een groot aantal verliescompensaties nog niet op de balans is opgenomen en dat deze worden geactiveerd zodra die zekerheid er is.

De Voorzitter dankt de heer **C.J.M. van Rijn** en geeft het woord aan de heer **Quarles van Ufford**.

De heer **Quarles van Ufford** (Vereniging van Beleggers voor Duurzame Ontwikkeling) geeft een compliment voor de publicatie van het tiende duurzaamheidverslag. Hij geeft aan dat de Vennootschap tot de voorlopers behoort en dat hij dat een prestatie vindt zeker omdat de Vennootschap gerelateerd is aan de intensieve landbouw en visserij. Hij stelt dat het hem goed doet dat er een aantal kwantitatieve doelstellingen in het jaarverslag genoemd wordt. Hij geeft ook aan een heel belangrijk deel te missen, namelijk het gedeelte over de leveranciers. De heer **Quarles van Ufford** verzoekt om informatie omtrent het aantal leveranciers, welke van groot belang voor de Vennootschap zijn en waar die leveranciers vandaan komen en vraagt of dit volgend jaar in het jaarverslag kan worden opgenomen.

Hij geeft verder aan dat zijn vereniging in het begin van het jaar een brief gestuurd heeft over de onderwerpen waar zij het dit jaar over zou willen hebben, te weten remuneratie, sociaal beleid en biodiversiteit. Met betrekking tot de remuneratie geeft de heer **Quarles van Ufford** aan dat 25% van de bonus van de leden van de Raad van Bestuur afhankelijk is van strategische en operationele doelstellingen. Hij vraagt zich af of meer duidelijkheid kan worden gegeven over de koppeling tussen de bonus voor de leden van de Raad van Bestuur en duurzaamheiddoelstellingen en of er gekeken kan worden of en in hoeverre het mogelijk is de lange termijn doelstellingen te koppelen aan duurzaamheiddoelstellingen.

De Voorzitter dankt de heer **Quarles van Ufford** en geeft het woord aan de heer **W. Dekker**.

De heer **W. Dekker** geeft aan dat de VBDO en andere NGO's nadrukkelijk tot de stakeholders van de Vennootschap behoren, en vervolgt met de vraag over de grondstoffen. Hij geeft aan dat de Vennootschap meer dan 3,000 leveranciers in de wereld heeft, waaronder ook vele locale leveranciers. Hij geeft aan dat aan de commodity kant zoals de granen en de soja's, de grootste leveranciers uit Noord-Amerika, Brazilië en Argentinië komen en dat de granen veel meer van lokale Europese leveranciers komen.

De heer **W. Dekker** geeft aan dat de top dertig van leveranciers goed is voor 50% van de inkoop, waaronder zich zeer grote leveranciers bevinden zoals DSM en BASF. In Nederland is Cefetra een zeer belangrijke partij waarbij een duidelijke rol voor de Rotterdamse haven is weggelegd. De heer **W. Dekker** geeft aan dat er momenteel veel met anderen samen wordt gewerkt, zo ook met de Universiteit Wageningen om CO^2 emissies van de grondstoffen in kaart te brengen. De heer **W. Dekker** geeft aan dat de fabrieken van de Vennootschap minder dan 2% van de CO^2 uitstoot uit de keten vertegenwoordigen. De heer **W. Dekker** geeft aan dat milieubewegingen kijken naar de totale uitstoot uit de keten. Hij stelt verder dat nu de Vennootschap activiteiten ontplooit in Brazilië, bekeken moet worden welke informatie nuttig is om aan te leveren om de uitstoot daar inzichtelijk te maken en dat het belangrijk is eerst in kaart te brengen wat de CO^2 uitstoot van die verschillende landbouwgrondstoffen is. De heer **W. Dekker** geeft aan in de toekomst op een andere manier over grondstoffen te zullen gaan rapporteren.

De heer **W. Dekker** vervolgt met de vraag over remuneratie. Hij stelt dat ook de Commissie Frijns een meer lange termijn oriëntatie voorschrijft. Hij geeft aan dat het Remuneration Committee met de heer **J.M. de Jong** als voorzitter een wijziging aanbevolen heeft aan de Raad van Commissarissen die deze wijziging goedgekeurd heeft.

Tot op heden waren 75% van de targets van de Raad van Bestuur financiële targets; voor 2010 zijn 60% van de targets financiële targets en de operationele en de strategische targets zijn beiden goed voor 12,5% en de duurzaamheids targets vormen 15% van de targets van het performance contract. De heer **W. Dekker** stelt dat er performance contracten bestaan met alle werkmaatschappijen en dat afgelopen week trainingsprogramma's hebben plaatsgevonden omtrent de duurzaamheiddoelstellingen. Hij geeft aan dat er specifieke targets bestaan omtrent de reductie van de eigen directe CO^2 emissies per fabriek. Die doelstellingen worden aangescherpt. De heer **W. Dekker** deelt mede dat in 2010 per werkmaatschappij een specifiek plan komt om ook op de andere dimensies van duurzaamheid, samen met klanten en leveranciers, stappen te ondernemen. Hij geeft tevens aan dat de Vennootschap een Code of Conduct heeft die bekend is bij alle leveranciers.

De Voorzitter dankt de heer **W. Dekker** en geeft het woord aan de heer **Dirkse.**

De heer **Dirkse** vraagt naar een verklaring van de 40% winststijging bij de Venezolaanse deelneming, welke stijging tegengesteld is aan de algemene trend.

De heer **W. Dekker** neemt het woord en geeft aan dat de Vennootschap daar een joint venture is aangegaan. Hij geeft aan dat het om een goed gepositioneerde marktleider gaat met een toegewijd management team.

De Voorzitter geeft het woord aan de heer **Stevense**.

De heer **Stevense** stelt vast dat er bepaalde gegevens ontbreken in de jaarrekening op pagina 78 in het Nederlandse jaarverslag. Hij geeft aan dat het gaat om de omzet, de gebruikte grond- en hulpstoffen en de reële waardeverandering van biologische activa en de verwaterde winst per aandeel. De heer **Stevense** vraagt zich af waarom deze gegevens in de Nederlandse versie zijn weggevallen.

De heer **W. Dekker** geeft aan dat de gegevens in de Engelstalige versie van het jaarverslag wel genoemd zijn en dat er nagegaan zal worden hoe het komt dat de gegevens weggevallen zijn, waarbij hij aantekent dat de Nederlandstalige versie slechts een samenvatting betreft.

De Voorzitter geeft het woord aan de heer **Van Genderen** (Vereniging van Effectenbezitters).

De heer **Van Genderen** dankt **de Voorzitter** voor het woord. De heer **Van Genderen** geeft aan een aantal vragen te hebben over de beloningen zoals die opgenomen zijn in de toelichting op de jaarrekening. Zijn eerste vraag is of er aangegeven kan worden wat de operationele en strategische doelstellingen waren voor 2009, en of deze targets lager waren dan in 2008.

De heer **Van Genderen** vervolgt met een vraag over de vertrekvergoeding van de heer **J.B. Steinemann**. Hij geeft aan dat op bladzijde 140 van het jaarverslag staat dat deze vergoeding ongeveer EUR 775.000 bedroeg. De heer **Van Genderen** stelt dat dit bedrag ruim twee keer het basisjaarsalaris bedraagt. Hij geeft aan dit onbegrijpelijk te vinden omdat de heer **J.B. Steinemann** vrijwillig is vertrokken en na zijn vertrek vrijwel direct een andere functie bekleedde. De heer **Van Genderen** vraagt hierover een verklaring.

De Voorzitter geeft het woord aan de voorzitter van het Remuneratie Committee, de heer **J.M. de Jong**.

De heer **J.M. de Jong** geeft aan dat het beleid is om de inhoud van de strategische en de operationele doelstellingen niet bekend te maken, omdat deze van concurrentiegevoelige aard zijn. De heer **J.M. de Jong** geeft aan dat het bijvoorbeeld gaat om afspraken over het uitvoeren van een reorganisatie bij een bepaalde werkmaatschappij. De heer **J.M. de Jong** geeft aan dat het dan niet verstandig is om vooraf naar buiten te brengen dat dit een van de doelstellingen vormt en dat dit om die reden ook niet gedaan wordt, maar dat de doelstellingen wel van tevoren vastliggen en aan het einde van het jaar zorgvuldig bekeken wordt in welke mate daar ook op gescoord is. De heer **J.M. de Jong** stelt dat de performance criteria voor 2009 niet minder stringent waren dan in 2008 en andersom. Hij geeft aan dat de score in die twee verschillende jaren verschillend is geweest ten opzichte van de criteria die van tevoren zijn vastgesteld. Hij merkt op dat de financiële criteria vastliggen en te maken hebben met het budget. Op die score wordt afgetekend door de externe accountant.

De heer **J.M. de Jong** vervolgt met beantwoording van de vraag over de vertrekvergoeding van de heer **J.B. Steinemann**. De heer **J.M. de Jong** geeft aan dat de heer **J.B. Steinemann** is vertrokken als een 'good leaver' en dat er dus geen reden geweest is om de heer **J.B. Steinemann** anders te behandelen dan conform de afspraken die daarover destijds gemaakt zijn met de leden van de Raad van Bestuur die benoemd zijn en waarmee arbeidscontracten zijn afgesloten voordat de Corporate Governance Code in werking trad. De heer **J.M. de Jong** concludeert dat om die reden deze afspraak in stand gehouden is.

De heer **Van Genderen** stelt dat aandeelhouders sinds 2004 het beloningsbeleid kunnen goedkeuren. Hij geeft aan van mening te zijn dat om tot goedkeuring over te gaan de aandeelhouders geïnformeerd moeten worden over de criteria, zodat zij zich daarover een goed oordeel kunnen vormen.

De heer **J.M. de Jong** beaamt dat sinds 2004 een onderneming het beloningsbeleid dient voor te leggen aan de aandeelhouders en dat de onderneming dit gedaan heeft en dat beleid uitvoerig toegelicht heeft. Ook toen is aan bod gekomen dat inhoudelijk niets gezegd kan worden wat betreft de strategische en operationele doelstellingen. De heer **J.M. de Jong** geeft aan dat toen gezegd is dat 12,5% van de totale bonus verdiend kan worden door het behalen van de strategische doelstellingen. Het andere deel van de bonus kan behaald worden met het bereiken van de operationele doelstellingen. De AVA heeft indertijd ingestemd met het niet publiceren van die doelstellingen en sindsdien is het beleid niet aangepast.

De heer **Van Genderen** vraagt of de accountant toe kan lichten hoe hij naar de bonuscalculatie kijkt.

De Voorzitter geeft het woord aan de heer **R. Kreukniet** van KPMG Accountants N.V.

De heer **R. Kreukniet** dankt **de Voorzitter** voor het woord en geeft aan dat er gekeken is naar het beeld van de jaarrekening en dat er gekomen is tot een goedkeurende verklaring. De heer **R. Kreukniet** geeft vervolgens aan dat het wat betreft de bonuscalculatie ging om een aparte opdracht gegeven door het management en de commissarissen. Hij geeft aan dat met bepaalde vooraf overeengekomen procedures naar de financiële berekening gekeken is die ten grondslag ligt aan de bonuscalculatie en dat na controle geconcludeerd is dat die berekening juist is.

De heer **Van Genderen** dankt **de Voorzitter**.

De Voorzitter vraagt of er nog vragen zijn en constateert dat deze er niet meer zijn en geeft aan dat er overgegaan wordt tot stemming over de jaarrekening. **De Voorzitter** geeft uitleg over werking van het stemkastje

De Voorzitter opent de stemming voor over jaarrekening. **De Voorzitter** sluit vervolgens de stemming over de jaarrekening en constateert dat de vergadering de jaarrekening 2009 met 20.406.249 stemmen voor, 5.622 stemmen tegen en 506.123 onthoudingen heeft vastgesteld.

4.2 Voorstel tot uitkering van dividend

De Voorzitter deelt mede dat conform het dividendbeleid zoals goedgekeurd op de AVA van 2006 een totaal dividend wordt voorgesteld van EUR 1,32 per gewoon aandeel over het in de periode van 1 januari 2009 tot en met 31 december 2009 gerealiseerde netto resultaat uit continuing operations, toekomend aan de houders van gewone aandelen exclusief impairments en boekwinsten en -verliezen op afgestoten bedrijfsonderdelen. Hij geeft aan dat dat in 2008 EUR 1,43 was. De pay out is constant gebleven op 45% en van het totaal dividend van EUR 1,32 per gewoon aandeel heeft de vennootschap reeds in augustus 2009 als interim-dividend een bedrag van EUR 0,20 per gewoon aandeel uitgekeerd, waardoor het slotdividend EUR 1,12 per gewoon aandeel bedraagt. De ex-dividenddatum zal zijn 7 april 2010.

De Voorzitter deelt mede dat conform artikel 30.2 van de statuten van de Vennootschap de Raad van Bestuur onder goedkeuring van de Raad van Commissarissen voorstelt het slotdividend van EUR 1,12 per gewoon aandeel naar keuze van de aandeelhouders hetzij in contanten hetzij in de vorm van gewone aandelen in het kapitaal van de Vennootschap uit te keren. De verhouding tussen de waarde van stockdividend en het contante dividend zal door de Raad van Bestuur op 21 april 2010 na beurs worden vastgesteld op basis van het gewogen gemiddelde van de aandelenkoers op de laatste drie dagen van de keuzeperiode, namelijk 19, 20 en 21 april 2010. **De Voorzitter** vervolgt en stelt dat zowel het contante dividend als het stockdividend ter beschikking van de houders van gewone aandelen zullen worden gesteld op 27 april 2010. De waarde van het slotdividend in gewone aandelen zal, een afrondingsverschil daargelaten, gelijk zijn aan die van het contante dividend. Hij geeft tevens aan dat de aandelen benodigd voor het slotdividend werden of zullen worden ingekocht. De nieuwe gewone aandelen zijn gerechtigd tot dividend over 2010 en volgende boekjaren. **De Voorzitter** informeert of er nog vragen zijn met betrekking tot het voorstel tot uitkering van dividend.

De Voorzitter geeft het woord aan de heer **Vrijdag**. De heer **Vrijdag** complimenteert de Raad van Bestuur met het behaalde resultaat van afgelopen jaar. De heer **Vrijdag** herhaalt het voorstel om 45% uit te keren en 55% in te houden. De heer **Vrijdag** vraagt wat er met die 55% gebeurt. Hij constateert verder dat de winst sinds 2006 op deze wijze verdeeld wordt, en vraagt tot welk totaal bedrag aan ingehouden winst dat heeft geleid.

De Voorzitter geeft het woord aan de heer **C.J.M. van Rijn**.

De heer **C.J.M. van Rijn** geeft aan dat de Vennootschap met de ingehouden winsten gaat ondernemen en bijvoorbeeld acquisities en investeringen doet. Als voorbeeld geeft hij dat er op dit moment een fabriek wordt gebouwd in Nederland voor feed additives en dat er een fabriek gebouwd gaat worden in Tasmanië, Australië, waar de Vennootschap visvoer gaat produceren.

De Voorzitter voegt toe dat dat geld anders geleend zou moeten worden.

De heer **Vrijdag** stelt dat de aandeelhouder nu het geld verschaft. Hij geeft aan dat het dividend uit de winst van het bedrijf voortkomt en dat de bestemming van de winst aan de AVA is. De heer **Vrijdag** stelt dat de Vennootschap de ingehouden 55% niet verantwoordt en dat daar geen specificatie van is.

De heer **C.J.M. van Rijn** geeft aan dat wat ingehouden wordt aan winst, bij het eigen vermogen geboekt wordt en het eigen vermogen nodig is om geld te kunnen lenen, omdat daar een sterke balans voor nodig is. Hij geeft aan dat de Vennootschap nu 700 miljoen Euro aan eigen vermogen bezit en dat de ingehouden winst daar ieder jaar bijkomt.

De Voorzitter voegt toe dat de aandeelhouders eigenaar zijn van de onderneming en dat een onderneming met een sterke balans meer waard is dan een onderneming met een zwakke balans. Hij stelt dat de ingehouden winst de balans versterkt en dat dat waarschijnlijk indirect wordt vertaald naar de beurskoers. Wanneer een onderneming alle winsten uitkeert moet geld geleend worden voor acquisities, daalt het eigen vermogen ten opzichte van het vreemd vermogen en kan er niet gegroeid worden. **De Voorzitter** geeft aan dat de ingehouden winst gebruikt wordt voor groei en versterking van de onderneming en dat dat uiteindelijk de aandeelhouders ten goede komt.

De heer **Vrijdag** stelt dat de aandeelhouder investeert in de onderneming, dat de bestuurders en commissarissen daarvoor betaald worden en dat de aandeelhouders daarvoor blijkbaar moet boeten, omdat die minder winst uitgekeerd krijgt.

De Voorzitter geeft aan dat om te kunnen ondernemen geld nodig is dat verkregen kan worden van de bank of uit het eigen vermogen.

De heer **Vrijdag** stelt dat de aandeelhouder nu voor bank speelt, omdat daar het geld gehaald wordt.

De heer **C.J.M. van Rijn** stelt dat het inkomen van de aandeelhouder uit twee factoren bestaat. De eerste is het dividend. De tweede is de stijging van de waarde van het aandeel. De stijging van de waarde komt door de sterke balans en dus komt een sterke balans de aandeelhouder ten goede.

De heer **Vrijdag** vraagt waarom 55% wordt ingehouden en niet 15%.

De heer **C.J.M. van Rijn** stelt dat dit in 2006 aan de AVA is voorgesteld en dat het lastig is om dat dividendbeleid ieder jaar te wijzigen. Hij geeft aan dat in het verleden een uitkeringspercentage van 35% bestond. De onderneming is later stabieler geworden voor wat betreft haar kasstroom en toen is het dividendpercentage verhoogd van 35% naar 45%, hetgeen is goedgekeurd door de aandeelhouders.

De heer **Vrijdag** vraagt zich af of dit geen streefcijfers zijn.

De Voorzitter geeft aan dat de winstuitkering destijds van maximaal 35% naar maximaal 45% is gegaan en dat besloten kan worden om minder dan 45% uit te keren als de situatie daarom vraagt. Hij geeft aan dat dat nu niet het geval is en dat daarom het maximum van 45% wordt uitgekeerd in lijn met het beleid dat in 2006 is vastgesteld.

De heer **Vrijdag** vraagt of dat besluit uit 2006 blijft gelden.

De Voorzitter geeft aan dat dat besluit blijft gelden totdat het beleid gewijzigd wordt.

De heer **Vrijdag** dankt **de Voorzitter**.

De Voorzitter vraagt of er nog andere vragen zijn over het dividend en constateert dat deze er niet zijn. **De Voorzitter** opent vervolgens de stemming, waarna hij deze weer sluit en constateert dat de vergadering het voorgestelde dividend met 20.411.913 stemmen voor zijn, 1.025 stemmen tegen zijn en 505.444 onthoudingen heeft vastgesteld.

5. Corporate Governance

5.1 Samenvatting van het Corporate Governance beleid

De Voorzitter verwijst naar het Corporate Governance hoofdstuk in het jaarverslag 2009 op de pagina's 60 tot en met 72 met toelichting over het beleid inzake Corporate Governance aan de hand van de best practices uit de Nederlandse Corporate Governance Code zoals aangepast door de Monitoring Commissie Corporate Governance Code op 10 december 2008, oftewel de Code Frijns, hierna gemakshalve te noemen: de Code.

De Vennootschap is voor zover mogelijk compliant met de best practices uit de Code, waarbij aangemerkt dient te worden dat de Vennootschap gebonden is door de lopende arbeidsovereenkomst voor onbepaalde duur met de CEO en de CFO die, zoals bekend, beiden in dienst kwamen van de Vennootschap vóór de invoering van de Code. Bij de voordracht tot benoeming van de heren K. Nesse, F.J. Tielens en J.A. Vergeer is er op toegezien dat de arbeidsovereenkomsten voor deze nieuwe leden van de Raad van Bestuur geheel compliant waren met de best practices uit de Code. De arbeidsvoorwaarden werden in de agenda van de BAVA uitvoerig toegelicht. **De Voorzitter** vervolgt door de betekenis van de Code voor de Vennootschap en de toepassing van de best practices uit de Code toe te lichten. **De Voorzitter** geeft aan dat, zoals bekend, de meeste wijzigingen in de best practices zich op het remuneratiebeleid concentreren. **De Voorzitter** geeft voor een toelichting hiervan later het woord aan de voorzitter van de Remuneratie Committee, de heer **J.M. de Jong**. **De Voorzitter** geeft aan dat op twee andere vlakken aanbevelingen uit de nieuwe Code zijn opgevolgd, met name (i) het maatschappelijk verantwoord ondernemen met de oprichting van het Innovation & Sustainability Committee die onder andere zal toezien en mee helpen vorm te geven aan de doelstellingen inzake maatschappelijk verantwoord ondernemen en (ii) het streven naar diversiteit in de samenstelling van de Raad van Commissarissen met de voordracht aan deze vergadering van mevrouw H. Verhagen als Commissaris. **De Voorzitter** geeft het woord aan de heer **J.M. de Jong** voor een toelichting op de toepassing van de best practices van de Code op zaken die tot het werkterrein van het Remuneratie Committee behoren.

De heer **J.M. de Jong** dankt **de Voorzitter** en benadrukt dat na nadere analyse van het door de AVA in 2004 aangenomen en in de daaropvolgende vergaderingen bijgestelde remuneratiebeleid is gebleken dat er geen wijzigingen noodzakelijk waren in het remuneratiebeleid zelf. Hij geeft aan dat geen wijzigingen noodzakelijk waren doordat het remuneratiebeleid al sinds 2004 voldeed aan de Code van destijds en dat ook de aangepaste Code reeds in belangrijke mate door de Vennootschap wordt gevolgd. De heer **J.M. de Jong** geeft aan dat hij hierna zal aangeven in welke mate de aangepaste Code, wel of niet wordt gevolgd is door de Vennootschap. Hij deelt mede dat tegen de achtergrond van de toetreding van de drie nieuwe leden van de Raad van Bestuur hij de verschillende componenten van de remuneratie van de Raad van Bestuur zal doornemen, zoals die nader staan toegelicht op de pagina's 136 en volgende van het jaarverslag. Voor de salariskosten verwijst hij naar het desbetreffende overzicht op pagina 140 van het jaarverslag. Hij geeft aan dat het beleid is gericht op een remuneratie die ligt op het niveau van de mediaan van de markt.

Het basissalaris wordt bepaald op basis van een peer group die sinds de goedkeuring daarvan door de AVA in 2008 bestaat uit de zeven laagst genoteerde bedrijven uit de AEX en de acht hoogst geplaatste bedrijven uit de AMX. Uit een benchmarking die door een remuneratieconsultant ten behoeve van de Raad van Commissarissen is uitgevoerd, is gebleken dat er een relatief belangrijke afwijking bestond van het basissalaris van de nieuw benoemde leden van de Raad van Bestuur met de mediaan van de markt. Het Remuneratie Committee heeft de Raad van Commissarissen aanbevolen het basissalaris van de Executive Vice-Presidents te verhogen tot het niveau van de mediaan overeenkomstig het goedgekeurde beleid, en wel van EUR 330.000 per jaar tot EUR 395.000 per jaar. De Raad van Commissarissen heeft deze verhoging per 1 januari 2010 goedgekeurd. De heer **J.M. de Jong** geeft aan dat uit dezelfde benchmarking blijkt dat ook het basissalaris van de CEO en van de CFO in beperkte mate beneden de mediaan liggen. Het basissalaris van de CEO is derhalve per 1 januari 2010 gewijzigd van EUR 571.200 naar EUR 605.000 en het basissalaris van de CFO van EUR 418.200 naar EUR 440.000. Naast het basissalaris bestaat ook een bonus. De bonus is gebaseerd op meetbare doelstellingen: financiële doelstellingen hebben een weging van 75% en operationele en strategische doelstellingen hebben elk een weging van 12,5%. Op de financiële doelstellingen wordt afgetekend door de externe accountant, zoals toegelicht door de heer **R. Kreukniet**. De niet-financiële doelstellingen worden gemeten aan de hand van meetbare doelstellingen die met de Raad van Bestuur jaarlijks vooraf worden vastgelegd. De bonus bedraagt nu maximaal 90% van het basissalaris voor de CEO, maximaal 75% van het basissalaris van de CFO en maximaal 50% van het basissalaris voor de Executive Vice-Presidents. De over het jaar 2009 op voorstel van het Remuneratie Committee door de Raad van Commissarissen toegekende bonus bedroeg 71,2% van het basissalaris voor de CEO, 59,5% voor de CFO en 41,5% voor de Executive Vice-Presidents, welke percentages iets lager liggen dan vorig jaar. Daarnaast bestaat een lange termijn incentivering, in de vorm van prestatiegebonden aandelen. Jaarlijks worden deze prestatiegebonden aandelen voorwaardelijk toegekend. Deze worden, afhankelijk van de bereikte Total Shareholders Return ("TSR"), het totale rendement op aandelen door middel van koersstijging en dividend, na 3 jaar definitief ("vesten"). Vesting vindt alleen plaats indien de Vennootschap ten minste de mediaanpositie van de peer group die sedert de goedkeuring daarvan door de AVA in 2008 bestaat uit alle beursgenoteerde bedrijven uit de AEX, AMX en ASX behaalt. In dat geval is er een vesting voor 50% van de 3 jaar eerder toegekende prestatiegebonden aandelen. Indien de Vennootschap beter presteert dan die mediaan stijgt het aantal aandelen dat vest, tot maximaal 150% van de grant bij positie nummer één. Daarna geldt een lock-up van twee jaar. Dit houdt in dat gedurende twee jaar de leden van de Raad van Bestuur die aandelen niet kunnen vervreemden.

De economische waarde van deze aandelen bedraagt 85% van het basissalaris voor de CEO, 80% voor de CFO en 50% voor de Executive Vice-Presidents. Voor 2009 zijn er 32.000 prestatiegebonden aandelen voorwaardelijk toegekend aan de CEO, en 22.000 aan de CFO en de COO. De voormalige COO zal bij vesting van deze aandelen recht hebben op een pro rata aandeel van 16,66% van dit aantal. Voor het jaar 2010 bedragen die respectievelijk 19.848 voor de CEO, 13.585 voor de CFO en 7.623 voor elk van de Executive Vice-Presidents. Hij geeft aan dat met name bij de CEO en de CFO al een reflectie van de gestegen aandelenkoersen over het afgelopen jaar te zien is. De overige bestanddelen van het remuneratiepakket bestaan uit een ziektekostenverzekering, een auto die ter beschikking wordt gesteld aan de leden van de Raad van Bestuur en een forfaitaire onkostenvergoeding van EUR 3.741 per jaar. De heer **J.M. de Jong** vervolgt met aan te geven wat de aangepaste toepassingen van de best practice bepalingen uit de Code zijn. In de eerste plaats betreft dit de scenarioanalyse. Het Remuneratie Committee heeft met ondersteuning van een remuneratieconsultant verschillende scenarioanalyses uitgevoerd voor die prestatiegebonden aandelen die wel voorwaardelijk zijn toegekend, maar nog niet gevest zijn. Dat betekent dat deze aandelen nog niet juridisch eigendom van de leden van de Raad van Bestuur zijn. De conclusie van deze scenarioanalyse is geweest dat deze variabele beloningscomponent onder geen van de onderzochte scenario's tot onbillijke of onbedoelde resultaten zou leiden. Een andere toepassing van een best practice uit de Code is de bevoegdheid van de Raad van Commissarissen om variabele vergoedingselementen aan te passen als gevolg van uitzonderlijke omstandigheden, de zogenaamde claw back clausule en de change of control situatie. Het reglement van de Raad van Commissarissen en van de Raad van Bestuur wordt geupdate en onder meer aangepast om de toepassing toe te laten van de volgende best practice bepalingen:

(i) aanpassing van de variabele beloning naar boven of naar beneden wanneer deze naar het oordeel van de Raad van Commissarissen tot onbillijke uitkomsten leidt vanwege de buitengewone omstandigheden in de periode waarin de vooraf vastgestelde prestatiecriteria zijn of dienden te worden nageleefd; en

(ii) Claw Back: de Raad van Commissarissen heeft het recht ieder deel van de variabele beloningscomponenten terug te vorderen dat zou zijn uitgekeerd zijn op grond van onjuiste financiële gegevens. De periode waarbinnen deze terugvordering kan gebeuren omvat ten minste een volledig boekjaar voorafgaand aan het boekjaar waarin de aanleiding tot het inroepen van deze bevoegdheid zich heeft gemanifesteerd. Dit betreft een interne regeling. In het geval dat de wet meer ruimte zou geven om nog verder terug te gaan en de Raad van Commissarissen dat nodig zou vinden dan zal dat ook gebeuren.

(iii) Change of Control: de heer J.M. de Jong merkt op dat besloten werd om het reglement van de prestatiegebonden aandelen te verduidelijken in die zin dat in geval van een overnamebod op de aandelen van de Vennootschap eventuele vesting van deze voorwaardelijk toegekende aandelen zal geschieden pro rata temporis over de periode te rekenen vanaf de datum van de toekenning ("grant date") tot op de dag van de bekendmaking van zulk eventueel overnamebod. Voor de bepaling van die TSR prestatie zal een slotkoers van de aandelen gelden die gelijk is aan de slotkoers van het aandeel op de dag voorafgaand aan het overnamebod. In de praktijk blijkt vaak dat op de dag van een overnamebod opeens de koers met 25% omhoog schiet. Dat zal in dat geval dus niet worden meegenomen in de berekening van TSR. Deze verduidelijking geldt voor alle nog niet geveste prestatiegebonden aandelen.

De Voorzitter dankt de heer **J.M. de Jong** en informeert of er nog aandeelhouders zijn die het woord wensen.

De heer **Heinemann** neemt het woord en deelt mede dat de remuneratie vastgesteld wordt aan de hand van een systeem dat bij vrijwel alle ondernemingen in Nederland plaatsvindt. Hij geeft aan dat hierin een zekere prijsopdrijvende, om niet te zeggen perverse werking in zit. Ondernemingen die goed presteren, zoals de Vennootschap, zullen kijken naar ondernemingen die minder goed presteren. Zij zullen dan menen meer te moeten verdienen dan de bestuurders van slecht presterende ondernemingen. De bestuurders van de slecht presterende ondernemingen zullen aangeven dat de ondernemingen slecht presteren doordat zij zo weinig verdienen en dat de prestaties beter zullen worden al naargelang hun salaris stijgt. De heer **Heinemann** geeft aan dat hierdoor een opwaartse spiraal ontstaat die niet meer eindigt. Hij geeft aan dat dit weliswaar één van de regels van de Code Tabaksblat betreft, maar dat hij dit systeem eigenlijk afkeurenswaardig vindt.

De heer **J.M. de Jong** geeft aan dat remuneratie een hele delicate zaak is. Het remuneratiebeleid moet zo worden opgesteld dat het ervoor zorgt dat het goede managers die nodig zijn om het bedrijf te runnen niet alleen aantrekt, maar ook behoudt en dat het hen blijft inspireren, ook op financieel vlak. Managers worden uiteraard primair geïnspireerd door het werk wat ze doen en het succes wat ze behalen met hun vennootschap, maar inspiratie op het financiële vlak hoort daarbij. Aan de andere kant moet de remuneratie ook niet overdreven zijn en moet zoveel mogelijk het risico worden vermeden dat er een opdrijvend effect gaat ontstaan. Daarom is enkele jaren geleden geprobeerd om een zekere mate van objectivering aan te brengen in de beloning.

Het moet gaan om een beloning op mediaan niveau die toegekend wordt aan leden van de raad van bestuur van ondernemingen die qua ingewikkeldheid, impact, omzet en complexiteit te vergelijken zijn met de Vennootschap. Op basis hiervan is destijds een peer group samengesteld. Indien er 3 of 4 ondernemingen in de wereld zouden zijn die exact gelijk zijn aan de Vennootschap, dan was het misschien mogelijk geweest alleen naar die 3 of 4 ondernemingen te kijken. Aangezien dat niet het geval is, is de peer group samengesteld. De heer **J.M. de Jong** geeft aan dat er ook een arbeidsmarkt peer group bestaat die weer afwijkt. Die arbeidsmarkt peer group zijn die bovenste AMX en de onderste AEX bedrijven. De peer group die is gebruikt om vast te stellen hoe succesvol de onderneming is geweest bij het bereiken van die TSR bestaan uit alle vennootschappen uit de AEX, AMX en ASX. Hiermee wordt getracht een zekere objectivering aan te brengen. Er bestaat altijd een risico van opdrijvende kracht door publicatie. Dat is ook een punt van kritiek die werd geuit op het moment dat de politiek er zo op uit was om veel openheid te geven over beloningen. Critici gaven aan dat openheid waarschijnlijk zou leiden tot meer vergelijkingen hetgeen een opdrijvende werking met zich mee kan brengen. De heer **J.M. de Jong** geeft aan dat deze opdrijvende werking binnen de Vennootschap zoveel mogelijk wordt gemitigeerd. Hij geeft verder aan dat de beloning niet alleen maar omhoog gaat. Door de situaties bij een aantal financiële instellingen, waar de inkomens drastisch zijn gekort, is een beweging in gang gezet waardoor vele ondernemingen die niet zo goed presteren de beloningen matigen.

De Voorzitter dankt de heer **J.M. de Jong** en geeft aan dat transparantie van beloningen inderdaad een prijsopdrijvend effect kan hebben. Hij geeft verder aan dat geen transparantie ook geen goede oplossing is. Hij deelt mede dat het prijsopdrijvende effect kan worden ingeperkt door te objectiveren.

5.2 Remuneratie van de Raad van Commissarissen

De Voorzitter geeft aan dat in lijn met de best practices van de Code werd besloten een Innovation & Sustainability Committee op te richten. Dit betreft een commissie van de Raad van Commissarissen die bij haar toezicht onder andere de voor de onderneming relevante maatschappelijke aspecten van ondernemen betrekken. De commissie begon met haar werkzaamheden in de 2[e] helft van 2009. Aan de AVA wordt voorgesteld om een jaarlijkse vergoeding van EUR 7.500 toe te kennen aan de voorzitter van deze commissie en EUR 5.000 aan de overige leden en een pro rata vergoeding voor de werkzaamheden verricht in 2009. Deze vergoeding is gelijk aan die voor het voorzitterschap casu quo lidmaatschap van het Remuneratie Committee. Voor het overige blijft de remuneratie voor de Raad van Commissarissen ongewijzigd. **De Voorzitter** geeft aan dat dit een geringe vergoeding betreft gezien de tijd die de leden hieraan zullen moeten spenderen.

De Voorzitter vraagt of er nog andere vragen zijn over de remuneratie van de Raad van Commissarissen en constateert dat deze er niet zijn. **De Voorzitter** opent vervolgens de stemming, waarna hij deze weer sluit en constateert na de stemming dat de vergadering met 20.410.622 stemmen voor, 897 stemmen tegen en 506.115 onthoudingen het voorstel voor de remuneratie van de Raad van Commissarissen goedkeurt.

6. Decharge

6.1 Decharge van de Raad van Bestuur voor het gevoerde beleid

Vooraleer over te gaan tot de behandeling van dit agendapunt merkt **de Voorzitter** op dat dit de laatste algemene vergadering is van de heer **R. Kreukniet**, partner van KPMG Accountants N.V. **De Voorzitter** geeft aan dat de heer **R. Kreukniet** gedurende zeven jaar als verantwoordelijke partner binnen KMPG Accountants N.V. heeft opgetreden voor de Vennootschap en dat hij zal worden vervangen door de heer **D-J. Randeraad**. **De Voorzitter** geeft aan dat de heer **R. Kreukniet** zijn functie als externe accountant van de Vennootschap goed heeft uitgeoefend en bedankt hem daarvoor. Verder deelt hij mede dat de heer **M. Regouw** als tweede man betrokken blijft bij het uitoefenen van de accountantswerkzaamheden voor de Vennootschap.

De heer **R. Kreukniet** dankt de leden van de Raad van Commissarissen en de aandeelhouders voor het in KPMG Accountants N.V. gestelde vertrouwen.

De heren **R. Kreukniet** en **M. Regouw** verlaten de vergadering.

De Voorzitter geeft aan dat conform de statuten wordt gevraagd decharge te verlenen aan de Raad van Bestuur voor het in 2009 gevoerde beleid. **De Voorzitter** vraagt of er nog andere vragen zijn over de decharge van de Raad van Bestuur voor het gevoerde beleid en constateert dat deze er niet zijn. **De Voorzitter** opent vervolgens de stemming, waarna hij deze weer sluit en constateert na de stemming dat de vergadering met 20.265.219 stemmen voor, 145.063 stemmen tegen en 505.525 onthoudingen decharge verleent aan de Raad van Bestuur voor het in 2009 gevoerde beleid en stelt derhalve vast dat de vergadering decharge verleent en dankt de vergadering voor het vertrouwen.

6.2 Decharge van de Raad van Commissarissen voor het uitgeoefende toezicht

De Voorzitter deelt mede dat conform de statuten wordt gevraagd decharge te verlenen aan de Raad van Commissarissen voor het in 2009 uitgeoefende toezicht. **De Voorzitter** vraagt of er over dit agendapunt vragen zijn en geeft het woord aan de heer **Dirkse.**

De heer **Dirkse** vraagt of KPMG Accountants N.V. nog andere werkzaamheden voor de Vennootschap verricht.

De Voorzitter antwoordt dat dit niet het geval is. **De Voorzitter** constateert vervolgens dat er geen vragen meer zijn en vraagt de aandeelhouders over te gaan tot stemming. **De Voorzitter** constateert dat de vergadering met 20.265.805 stemmen voor, 145.528 stemmen tegen en 505.799 onthoudingen decharge verleent aan de Raad van Commissarissen voor het in 2009 uitgeoefende toezicht en dankt de vergadering hartelijk voor het vertrouwen.

7. Benoeming van KPMG Accountants N.V. als externe accountant

De Voorzitter deelt mede dat op aanbeveling van het Audit Committee wordt voorgesteld KPMG Accountants N.V. te benoemen als externe accountant van de Vennootschap voor een duur verstrijkend bij de afsluiting van het boekjaar 2011. **De Voorzitter** geeft aan dat tot de afsluiting van het boekjaar 2009 KMPG Accountants N.V. als externe accountant van de Vennootschap werd vertegenwoordigd door de heer **R. Kreukniet** als verantwoordelijke partner. **De Voorzitter** geeft aan dat om de zeven jaar de verantwoordelijke partner binnen KPMG Accountants N.V. roteert en om die reden zal de heer **D-J. Randeraad** met ingang van het boekjaar 2010 optreden als de verantwoordelijk partner binnen KPMG Accountants N.V.

De Voorzitter vraagt of er over de benoeming van KPMG Accountants N.V. als externe accountant van de Vennootschap vragen zijn. **De Voorzitter** constateert dat er geen vragen zijn en vraagt de aandeelhouders over te gaan tot stemming. **De Voorzitter** constateert na de stemming dat de vergadering met 20.376.482 stemmen voor, 5.475 stemmen tegen en 535.508 onthoudingen, de benoeming van KPMG Accountants N.V. als externe accountant van de Vennootschap voor een periode eindigend bij de afsluiting van het boekjaar 2011 goedkeurt.

8. Voorstel tot aanwijzing van de Raad van Bestuur als bevoegd orgaan tot uitgifte van gewone aandelen en tot het beperken of uitsluiten van voorkeursrechten

8.1 Voorstel tot aanwijzing van de Raad van Bestuur als bevoegd orgaan – onder goedkeuring van de Raad van Commissarissen – tot uitgifte van gewone aandelen en tot het verlenen van rechten tot het nemen van gewone aandelen als bedoeld in artikel 8 van de statuten van de Vennootschap, voor de duur van 18 maanden

De Voorzitter deelt mede dat overeenkomstig artikel 8 van de statuten van de Vennootschap wordt gevraagd de Raad van Bestuur aan te wijzen als bevoegd orgaan om, onder goedkeuring van de Raad van Commissarissen, te besluiten tot uitgifte van gewone aandelen en tot het verlenen van rechten tot het nemen van gewone aandelen. De bevoegdheid is beperkt tot 10% van de uitstaande gewone aandelen ten tijde van de machtiging, welk percentage wordt verhoogd tot 20% in geval van fusie of acquisitie. Deze aanwijzing wordt mede gevraagd om de Raad van Bestuur toe te laten om tijdig en op een flexibele manier te reageren met betrekking tot de financiering van de Vennootschap. De duur van de gevraagde aanwijzing is 18 maanden conform de huidige praktijk van Corporate Governance, beginnend na goedkeuring van het voorgestelde besluit. De aanwijzing zoals verleend door de AVA in 2009 komt hiermee te vervallen.

Aangezien er geen vragen zijn, vraagt **de Voorzitter** de aandeelhouders over te gaan tot stemming. **De Voorzitter** constateert na de stemming dat de vergadering met 20.112.537 stemmen voor, 298.345 stemmen tegen en 505.407 onthoudingen het voorstel goedkeurt om de Raad van Bestuur aan te wijzen als bevoegd orgaan om, onder goedkeuring van de Raad van Commissarissen, te besluiten tot uitgifte van gewone aandelen en tot het verlenen van rechten tot het nemen van gewone aandelen voor de duur van 18 maanden.

8.2 Voorstel tot aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is om – onder goedkeuring van de Raad van Commissarissen – te besluiten tot uitsluiting of beperking van het recht van voorkeur als bedoeld in artikel 9 van de statuten van de Vennootschap voor de duur van 18 maanden

De Voorzitter deelt mede dat overeenkomstig artikel 9 van de statuten van de Vennootschap wordt gevraagd de Raad van Bestuur aan te wijzen als het orgaan dat bevoegd is om, onder goedkeuring van de Raad van Commissarissen, te besluiten tot het beperken of uitsluiten van voorkeursrecht bij uitgifte en verlening van rechten tot het nemen van gewone aandelen, conform artikel 96, Boek 2 van het Burgerlijk Wetboek.

In overeenstemming met het voorstel onder 8.1 is de aanwijzing beperkt tot een periode van 18 maanden, beginnend na goedkeuring van het voorgestelde besluit. De aanwijzing zoals verleend door de AVA in 2009 komt hiermee te vervallen. **De Voorzitter** merkt op dat voor dit voorstel een meerderheid van ten minste twee derde van de uitgebrachte stemmen is vereist indien minder dan 50% van het geplaatst kapitaal ter vergadering vertegenwoordigd is. Aangezien meer dan 50% is vertegenwoordigd, volstaat een gewone meerderheid.

Aangezien er geen vragen zijn, vraagt **de Voorzitter** de aandeelhouders over te gaan tot stemming. **De Voorzitter** constateert na de stemming dat de vergadering met 19.731.052 stemmen voor, 621.609 stemmen tegen en 564.794 onthoudingen het voorstel goedkeurt om de Raad van Bestuur aan te wijzen als bevoegd orgaan om, onder goedkeuring van de Raad van Commissarissen, te besluiten tot uitsluiting of beperking van het recht van voorkeur bij uitgifte en verlening van rechten tot het nemen van gewone aandelen voor de duur van 18 maanden.

9. Machtiging tot inkoop van gewone aandelen en Cumulatief Preferente aandelen A en voorstel tot intrekking van Cumulatief Preferente aandelen A

9.1 Voorstel tot machtiging van de Raad van Bestuur – onder goedkeuring van de Raad van Commissarissen – tot inkoop door de Vennootschap van eigen gewone aandelen en Cumulatief Preferente aandelen A als bedoeld in artikel 10 van de statuten voor de Vennootschap, voor de duur van 18 maanden

De Voorzitter merkt op dat overeenkomstig artikel 10 van de statuten van de Vennootschap wordt gevraagd de Raad van Bestuur machtiging te verlenen om, onder goedkeuring van de Raad van Commissarissen en onverminderd het bepaalde in artikel 98 Boek 2 van het Burgerlijk Wetboek, gewone aandelen en Cumulatief Preferente aandelen A vertegenwoordigende maximaal 10% van het geplaatst kapitaal van de Vennootschap te verkrijgen. Voor wat betreft de gewone aandelen wordt machtiging gevraagd om de gewone aandelen te verkrijgen voor een prijs per gewoon aandeel liggend tussen de nominale waarde van de gewone aandelen en 110% van de gemiddelde koers van de gewone aandelen op de door NYSE Euronext Amsterdam N.V. gehouden Effectenbeurs gedurende de vijf handelsdagen voorafgaand aan die verkrijging.

Deze machtiging tot inkoop geeft de Raad van Bestuur, onder goedkeuring van de Raad van Commissarissen, de flexibiliteit om verplichtingen na te komen betreffende aandelen gerelateerde beloningsplannen, het stockdividend of anderszins. Voor wat betreft de Cumulatief Preferente aandelen A wordt machtiging gevraagd om Cumulatief Preferente aandelen A te verkrijgen voor een prijs per Cumulatief Preferent aandeel A liggend tussen de nominale waarde van de Cumulatief Preferente aandelen A en de intrinsieke waarde verhoogd met de verdisconteerde waarde van het nog, conform artikel 29.1 van de statuten van de Vennootschap, tot en met 30 december 2010 verschuldigde rendement en met de bij de verkrijging te maken kosten. De duur van de gevraagde machtiging is 18 maanden, beginnend na goedkeuring van het voorgestelde besluit. De machtiging zoals verleend door de AVA in 2009 komt hiermee te vervallen.

Aangezien er geen vragen zijn, vraagt **de Voorzitter** de aandeelhouders over te gaan tot stemming. **De Voorzitter** constateert na de stemming dat de vergadering met 20.330.992 stemmen voor, 21.473 stemmen tegen en 564.602 onthoudingen het voorstel goedkeurt tot machtiging van de Raad van Bestuur, onder goedkeuring van de Raad van Commissarissen, gewone aandelen en Cumulatief Preferente aandelen A vertegenwoordigende maximaal 10% van het geplaatst kapitaal van de Vennootschap te verkrijgen.

9.2 Voorstel tot intrekking van Cumulatief Preferente aandelen A

De Voorzitter geeft aan dat indien en voor zover er op grond van een besluit genomen conform agendapunt 9.1 Cumulatief Preferente aandelen A zijn ingekocht, goedkeuring wordt gevraagd om de aldus ingekochte Cumulatief Preferente aandelen A in te trekken conform de wet en artikel 11 van de statuten van de Vennootschap en zodoende het geplaatste kapitaal van de Vennootschap te verminderen. Conform het bepaalde in artikel 11 van de statuten van de Vennootschap werd de vergadering van Cumulatief Preferente aandelen A verzocht om voorafgaand aan deze AVA haar goedkeuring te verlenen aan het voorstel tot intrekking van de Cumulatief Preferente aandelen A. Deze vergadering van houders van Cumulatief Preferente aandelen A heeft plaatsgevonden op 29 maart 2010 en heeft dit voorstel goedgekeurd. De intrekking van de Cumulatief Preferente aandelen A wordt van kracht nadat het besluit tot intrekking is neergelegd ten kantore van het handelsregister en twee maanden zijn verstreken na de publicatie van het besluit tot intrekking in een landelijk verspreid dagblad en mits schuldeisers hiertegen binnen die termijn geen verzet aantekenen.

Aangezien er geen vragen zijn, vraagt **de Voorzitter** de aandeelhouders over te gaan tot stemming. **De Voorzitter** constateert na de stemming dat de vergadering met 20.352.007 stemmen voor, 436 stemmen tegen en 564.721 onthoudingen het voorstel goedkeurt tot intrekking van ingekochte Cumulatief Preferente aandelen A conform de wet en artikel 11 van de statuten van de Vennootschap en zodoende het geplaatste kapitaal van de Vennootschap te verminderen indien en voor zover er op grond van een besluit genomen conform agendapunt 9.1 Cumulatief Preferente aandelen A zijn ingekocht.

10. Samenstelling van de Raad van Commissarissen

10.1 Het aftreden van de heer Y. Barbieux als Commissaris van de Vennootschap

De Voorzitter deelt mede dat de heer **Y. Barbieux** op deze AVA als Commissaris van de Vennootschap terugtreedt na 12 jaar lid te zijn geweest van de Raad van Commissarissen. Hij was lid van het Remuneratie Committee sedert de oprichting ervan in 2004 en van het Innovation & Sustainability Committee sedert de oprichting ervan in 2009. **De Voorzitter** richt vervolgens in de Engelse taal het volgende aan de heer **Y. Barbieux** mede. Hij bedankt hem, namens zowel de Raad van Bestuur als de Raad van Commissarissen, voor zijn inzet en hulp. Hij geeft aan dat hij in twaalf jaar tijd nog nooit een vergadering heeft verzuimd, terwijl hij in Zwitserland woont. Hij dankt hem voor alles wat hij heeft betekend voor de Vennootschap en geeft hem bloemen als blijk van dank.

De heer **Y. Barbieux** antwoordt in de Engelse taal het volgende. Allereerst verontschuldigt hij zich dat hij de Nederlandse taal nog niet machtig is ondanks dat hij 12 jaar bij de Vennootschap betrokken is geweest. Hij geeft aan dat hij een Fransman is en dat Fransen niet goed zijn in buitenlandse talen. Daarnaast geeft hij aan in Zwitserland te wonen, zodat voor hem niet veel gelegenheid bestaat om de Nederlandse taal te oefenen in de praktijk. Hij geeft aan dat hij 12 fascinerende jaren heeft meegemaakt bij de Vennootschap en deel uitmaakte van een fantastisch team. Hij geeft aan dat er goede resultaten zijn geboekt en dat de Vennootschap zich in een goede positie bevindt. Hij merkt op dat er een goede strategie is en dat de juiste mensen in het management van de onderneming zitting hebben. Hij geeft aan dat hij ervan overtuigd is dat Nutreco de mogelijkheden zal blijven benutten en zal blijven groeien. Hij deelt mede dat hij 12 jaar geleden in zijn eerste jaar ongeveer 400 aandelen van de Vennootschap heeft gekocht. Hij kocht ze destijds voor EUR 28 per aandeel en gisteren waren ze het dubbele waard wat het succes van de onderneming over de afgelopen jaren illustreert.

Voorts geeft hij aan dat hij volgend jaar aan de andere kant van de tafel zal zitten en vragen zal stellen. Hij bedankt vervolgens iedereen voor het in hem gestelde vertrouwen en wenst de Vennootschap, haar werknemers en aandeelhouders een goede toekomst toe.

10.2 De benoeming van de mevrouw H. Verhagen als Commissaris van de Vennootschap

De Voorzitter geeft aan dat de Raad van Commissarissen heeft besloten conform artikel 14.5 van de Statuten om een niet bindende voordracht te doen om mevrouw **H. Verhagen** te benoemen als Commissaris van de Vennootschap voor een termijn van vier jaar, verstrijkend op de jaarlijkse AVA van 2014. Indien deze vergadering mevrouw **H. Verhagen** benoemt als Commissaris, zal mevrouw **H. Verhagen** ook benoemd worden door de Raad van Commissarissen als lid van het Remuneratie Committee. **De Voorzitter** geeft aan dat mevrouw **H. Verhagen** een ruime ervaring heeft binnen een internationaal beursgenoteerd bedrijf, zowel in een business management functie als in een corporate functie en de Raad van Commissarissen meent dus dat mevrouw **H. Verhagen** een uitstekende aanvulling zal zijn op de Raad van Commissarissen na het vertrek van de heer **Y. Barbieux**. Deze voordracht heeft ook de volledige steun van de Raad van Bestuur. Voor de persoonlijke gegevens van mevrouw **H. Verhagen** verwijst **de Voorzitter** naar de toelichting op dit agendapunt.

Aangezien er geen vragen zijn, vraagt **de Voorzitter** de aandeelhouders over te gaan tot stemming. **De Voorzitter** constateert na de stemming dat de vergadering met 20.274.959 stemmen voor, 56.786 stemmen tegen en 584.830 onthoudingen mevrouw **H. Verhagen** benoemt als Commissaris van de Vennootschap en verzoekt mevrouw **H. Verhagen** achter de tafel plaats te nemen.

11. Statutenwijziging

De Voorzitter merkt op dat meer dan 50% van het geplaatste kapitaal vertegenwoordigd is ter vergadering zodat voor het volgende agendapunt geen Buitengewone Algemene Vergadering van Aandeelhouders hoeft te worden bijeengeroepen. **De Voorzitter** verwijst naar het drieluik met de huidige tekst van de statuten, de voorgestelde wijzigingen en de toelichting op de voorgestelde wijzigingen. Hij merkt op dat het drieluik vanaf 3 maart 2010 te downloaden was van de website en vanaf die datum ter inzage lag ten kantore van de Vennootschap. **De Voorzitter** deelt mede dat in overeenstemming met de best practice bepaling van de Code, de wijzigingen die verband houden met de naamswijziging en de overige wijzigingen enerzijds en de wijziging met betrekking tot het schrappen van het quorumvereiste voor wijziging van de statuten anderzijds, als aparte punten in stemming worden gebracht.

Hij geeft aan dat teneinde de wijziging in de statuten van de Vennootschap te kunnen effectueren, ieder hierna bedoeld besluit tot statutenwijziging tevens omvat de machtiging van iedere bestuurder van de Vennootschap en iedere medewerker van De Brauw Blackstone Westbroek N.V. om de vereiste ministeriële verklaring van geen bezwaar aan te vragen en de akte houdende statutenwijziging te doen verlijden.

11.1 **Naamswijziging (Nutreco N.V. in plaats van Nutreco Holding N.V.) en andere wijzigingen, in hoofdzaak om de bestaande statuten in overeenstemming te brengen met recente en verwachte wijzigingen in het vennootschapsrecht**

De Voorzitter merkt op dat de door de Raad van Commissarissen voorgestelde wijzigingen in hoofdzaak als doel hebben de statuten in overeenstemming te brengen met recente en verwachte wijzigingen inzake vennootschapsrecht en de aangepaste Corporate Governance Code.

Aangezien er geen vragen zijn, vraagt **de Voorzitter** de aandeelhouders over te gaan tot stemming. **De Voorzitter** constateert na de stemming dat de vergadering met 20.410.326 stemmen voor, 1 stem tegen en 505.656 onthoudingen besluit tot naamswijziging (Nutreco N.V. in plaats van Nutreco Holding N.V.) en andere wijzigingen, in hoofdzaak om de bestaande statuten in overeenstemming te brengen met recente en verwachte wijzigingen in het vennootschapsrecht.

11.2 **Schrapping van het quorumvereiste voor wijziging van de statuten zoals voorzien in artikel 31.2 van de statuten**

De Voorzitter merkt op dat voorgesteld wordt om het vereiste van aanwezigheid van minstens 50% van het geplaatst kapitaal om geldig te besluiten tot een wijziging van de statuten, te schrappen. Hierdoor wordt het mogelijk de organisatie van een tweede Algemene Vergadering van Aandeelhouders te vermijden telkens wanneer aan dit quorumvereiste niet is voldaan.

Aangezien er geen vragen zijn, vraagt **de Voorzitter** de aandeelhouders over te gaan tot stemming. **De Voorzitter** constateert na de stemming dat de vergadering met 18.826.679 stemmen voor, 1.584.096 stemmen tegen en 505.407 onthoudingen besluit tot schrapping van het quorumvereiste voor wijziging van de statuten zoals voorzien in artikel 31.2 van de statuten.

12. Mededelingen en rondvraag

De Voorzitter geeft aan dat bij de informatiebalie onder meer een kaart in ontvangst kan worden genomen waarop aangegeven kan worden of toezending van onder meer de notulen van deze vergadering is gewenst. **De Voorzitter** nodigt de vergadering uit deze kaart ingevuld aan de informatiebalie af te geven of op te sturen aan de Vennootschap.

De Voorzitter informeert of er nog aandeelhouders zijn die het woord wensen en geeft het woord aan de heer **Stevense**.

De heer **Stevense** merkt op dat de Tweede Kamer een wijziging van de wet heeft aangenomen betreffende de datum van publicatie van financiële informatie van een vennootschap. Indien de Eerste Kamer daarmee akkoord gaat wordt dat volgend jaar een termijn van 42 dagen voor de aandeelhoudersvergadering zal gaan gelden. Hij verzoekt die termijn toch in acht te nemen, ondanks dat daardoor sneller gewerkt moet worden. Hij geeft aan dat het niet wenselijk is als een AVA dadelijk half april of in de tweede helft van april zou worden gehouden.

De Voorzitter geeft aan dat de heer **Stevense** gelijk heeft. Hij merkt op dat als het wetsvoorstel kracht van wet krijgt, er mogelijkerwijs onder tijdsdruk gewerkt zal moeten worden.

De heer **Stevense** merkt op dat hij het verhaal over de luizeninfectie bij vissen merkwaardig vond. Hij geeft aan dat hij in oktober in de fruittijd is geboren. Hij merkt op dat toen hij klein was de mensen met de slang spoten. Hij vervolgt dat hij dan op de trekker mocht rijden waarbij hij zijn vader hoorde zeggen dat de luizen goed moest worden gewassen. Met andere woorden: als je ze goed raakt, gaan ze dood. Hij geeft aan dat vissen toch ook goed worden gewassen, en toch hebben ze luizen. De heer **Stevense** vraagt zich of hoe dat zit.

De Voorzitter geeft het woord aan de heer **W. Dekker**.

De heer **W. Dekker** geeft aan dat de heer **Stevense** refereert aan ectoparasieten. In de volksmond wordt het een zalmluis genoemd. Hij geeft aan dat die ook voorkomen bij wilde zalmen, maar ook bij kweekzalmen. Hij merkt op dat de Vennootschap een product tegen de zalmluis heeft ontwikkeld. Een van de kritiekpunten van milieu-organisaties is dat de zalmluis overspringt naar de wilde zalm en zo mogelijk de populatie wilde zalmen in gevaar brengt. Het product dat de Vennootschap hiervoor ontwikkeld heeft is in een aantal landen toegestaan en in een aantal landen nog niet.

De heer **Stevense** geeft aan dat zijn vader bedoelde te zeggen dat je ze goed moest natmaken en goed met bestrijdingsmiddelen moest bespuiten zodat de luizen worden opgeruimd. Hij vervolgt door aan te geven dat je toch denkt dat vis gewassen wordt.

De heer **W. Dekker** voegt hier aan toe dat ook vissen helaas last hebben van ziektes. Hij geeft aan dat het product dat door Nutreco ontwikkeld is in het voer wordt gestopt en dat het dan via het maag-darmkanaal naar de huid toegaat.

De Voorzitter geeft aan dat hij graag nog een dankwoord zou willen richten tot de heer **B. Verwilghen** alvorens de vergadering te sluiten. **De Voorzitter** geeft aan dat de heer **B. Verwilghen** zijn functie 14,5 jaar met volle overgave heeft vervuld. Hij deelt mede dat hij het geweten van de Raad van Bestuur en de Raad van Commissarissen was. Hij geeft aan dat de heer **B. Verwilghen** de belangen heel goed vertegenwoordigd heeft en hij merkt op dat de heer **B. Verwilghen** gemist zal gaan worden, hoewel er al wel een opvolgster is benoemd die de heer **W. Dekker** al heeft voorgesteld. **De Voorzitter** dankt de heer **B. Verwilghen**, mede namens de aandeelhouders.

De Voorzitter constateert dat er geen vragen meer zijn en dankt alle aanwezigen voor hun komst en belangstelling bij deze Algemene Vergadering van Aandeelhouders van de Vennootschap. **De Voorzitter** deelt mede dat er een hapje en een drankje klaar staan. Tegen inlevering van de kaart die iedereen bij binnenkomst heeft ontvangen, zal een klein geschenk worden aangeboden.

13. Sluiting

De Voorzitter sluit de vergadering om 17:30 uur.

R. Zwartendijk	B. Verwilghen
Voorzitter	Secretaris

nutreco

Algemene Vergadering van Aandeelhouders

Amsterdam, 1 april 2010

feeding the future

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
1 april 2010

1. Opening

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
1 april 2010

2. Bericht van de Raad van Commissarissen en zijn commissies over het boekjaar 2009

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
1 april 2010

3. Verslag van de Raad van Bestuur over het boekjaar 2009

nutreco

Inhoud

- Financiële resultaten over het jaar 2009
- Marktontwikkelingen
- Strategie
- Strategische agenda



feeding the future

nutreco

Uitbreiding Raad van Bestuur tot 5 leden in 2009



Nieuwe leden Raad van Bestuur
Agriculture
Jerry Vergeer
Specialties
Frank Tielens
Aquaculture
Knut Nesse
Shur Gain
Landmark Feeds
Canada
Nanta
Grupo Sada
Spain
Hendrix
Netherlands
Belgium
Germany
Trouw Nutrition International
Skretting

nutreco

Nutreco jaarresultaten 2009

- EBITA 2e half jaar 2009 EUR 134 miljoen; 33,9% hoger dan in 2008
- Resultaten van alle bedrijfsactiviteiten boven of in lijn met 2e halfjaar 2008
- Bedrijfsresultaat 2009 van EUR 175,2 miljoen; 3,8% lager dan in 2008
- Omzet 2009 EUR 4,5 miljard; impact lagere volumes beperkt tot 3,7%
- Sterke kasstroom door reductie van het werkkapitaal met EUR 98 miljoen
- Winst per aandeel EUR 2,61 (2008: 3,02)

nutreco



Prijsontwikkeling van belangrijkste grondstoffen
Soy and wheat price (FAO)
USD/MT
0
100
200
300
400
500
600
700
2007 H1
2007 H2
2008 H1
2008 H2
2009 H1
2009 H2
H1
Soy
Wheat
Fish oil and fishmeal price
USD/MT
0
200
400
600
800
1000
1200
1400
1600
1800
2000
2007 H1
2007 H2
2008 H1
2008 H2
2009 H1
2009 H2
H1
Peruvian Fishmeal
Peruvian Fish oil
Vitamin price (FeedInfo)
EUR/KG
0
5
10
15
20
25
30
35
40
45
2007 H1
2007 H2
2008 H1
2008 H2
2009 H1
2009 H2
H1
Vitamin A 1000
Vitamin E ads. 50%
nutreco

Bedrijfsresultaat (EBITA) per segment

EUR miljoen	2009	2008	Delta
Premix en speciaalvoer	70,4	84,1	-16,3%
Visvoer	66,4	67,7	-1,9%
Mengvoer Europa	1,6	29,4	-94,6%
Diervoeding Canada	21,8	20,9	4,3%
Vlees en overige activiteiten	34,3	-0,4	-
Corporate	-19,3	-19,6	-1,5%
EBITA voor bijzondere posten	175,2	182,1	-3,8%
Herstructurering	-11,8	-9,4	
Negatieve goodwill	11,2	10,2	
Impairment on acquisitions	-7,5	-	
Overige	2,9		
Totaal bijzondere posten	-5,2	0,8	
Totaal bedrijfsresultaat (EBITA) uit "continuing operations"	170,0	182,9	-7,1%

nutreco

Netto resultaat en winst per aandeel

EUR miljoen	2009	2008	Delta
EBITDA	222,7	233,5	-4,6%
Afschrijvingen	52,7	50,6	4,2%
EBITA	170,0	182,9	-7,1%
Amortisatie	12,1	10,8	
EBIT van "continuing operations"	157,9	172,1	-8,3%
Netto financieringslasten	-31,6	-31,2	1,3%
Aandeel in resultaten deelnemingen	1,4	2,1	
Winstbelasting	-34,7	-37,2	
Winst van "continuing operations"	93,0	105,8	-12,1%
"Discontinued operations"	-	11,1	
Winst inclusief "discontinued operations"	93,0	116,9	
Winst per aandeel uit "continuing operations"	2,61	3,02	-13,6%

nutreco

Balans

Activa (EUR mio)	31.12.09	31.12.08
Vaste activa	517	479
Immateriële activa	310	286
Overige vaste activa	89	77
Voorraden	356	384
Handelsvorderingen	606	722
Overige vlottende activa	14	12
Kas en overige liquide middelen	233	228
Totaal	2.125	2.188

Passiva (EUR mio)	31.12.09	31.12.08
Eigen Vermogen	741	666
Rentedragende schuld	455	595
Voorzieningen	18	12
Handelsschulden	826	852
Overige verplichtingen	85	63
Totaal	2.125	2.188

Netto werkkapitaal	136	254
Netto schuld	-222	-367

nutreco

Nutreco dividend 2009

- Nutreco heeft als beleid een dividend uit te keren tussen 35% en 45% van de totale winst van het boekjaar, exclusief impairment en boekresultaten op afgestoten onderdelen. Dit dividend is beschikbaar voor houders van gewone aandelen
- Dividend 2009 van EUR 1,32 (2008: 1,43) is de maximale pay-out ratio van 45% in het dividendbeleid van Nutreco
- Nutreco heeft in augustus 2009 al een interim-dividend uitgekeerd van EUR 0,20
- Het slotdividend van EUR 1,12 zal naar de keuze van de aandeelhouder worden uitgekeerd in contanten of in aandelen
- De omwisselverhouding wordt op 21 april 2010 nabeurs vastgesteld op basis van de gewogen gemiddelde koers van de laatste drie dagen van de keuzeperiode (19, 20 en 21 april 2010)
- Het dividend wordt op 27 april 2010 uitgekeerd

nutreco

Nutreco Agri Vision en AquaVision: > 4.000 deelnemers


AquaVision

Thema's AquaVision:

1996: The Nutreco Aqua Business Conference
1998: Managing a sustainable annual growth
2000: Seafood opportunities in the new millennium
2002: Take hold of the future or the future will take hold of you
2004: The sustainable Blue Revolution
2006: Oceans of opportunities
2008: Know the fundamentals – Create your future
2010: Open your eyes – Oceans of opportunities


AgriVision2009
Shifting Horizons

Thema's Agri Vision:

2000: Future scenarios for animal food production in Europe
2003: Inspired by Consumers, Endorsed by Society
2005: Empowering Partnerships
2007: Balance the Challenge – Feed, Food & Fuel
2009: Shifting Horizons

nutreco

Nutreco publicatie - Feeding the Future
Can we feed 9 billion people in 2050 in a sustainable way?

- AquaVision & Agri Vision conferenties vanaf 1996
  > 4.000 deelnemers, stakeholders uit meer dan 50 landen

- 2007: er zijn 3 extra planeten nodig om 9 miljard mensen te voeden met een westerse levens- en voedingsstijl en tegelijk de impact op het milieu te verkleinen

 +   

- Agri Vision 2009: - Feeding the World in 2050
  - Shifting Horizons

"Verdubbeling van de voedselproductie en halvering van de footprint"

- 2010:


nutreco
feeding the future

• het delen van het optimisme met een breder publiek

nutreco

Diervoeding een essentiële schakel

Struggling Supplies | ***Surging Demand***

Grondstoffen | **Diervoeding en visvoer** | **Voedsel producenten**

Stressed Surroundings

- Grondstoffenschaarste
- Grote prijsschommelingen
- Klimaatverandering
- Lagere voorraden
- Overheidsbeleid
- Bio-energie

Co-producten

nutreco

- Nutrition know-how
- Global presence
- Feed-to-food Quality & Safety, CSR
- Innovation & Technology

- Vraag naar voedsel in de wereld zal verdubbelen
- 850 mio mensen ondervoed >1 mld hebben overgewicht
- *'Slow food'* versus *'Laboratorium food'*
- Hogere voedselprijzen

"Er zal in de komende decennia meer voedsel moeten worden geproduceerd dan de totale productie over de laatste 10.000 jaar"(FAO)

nutreco

Nutreco's groei perspectief

1. Focus op nieuwe geografische regio's en markten met perspectief op structurele winstgevende groei in landen zoals Brazilië, China, Rusland en Vietnam

2. Deelnemen in het industrie consolidatieproces in markten waar Nutreco leidende posities heeft (Canada/Noord Amerika, Nederland en Spanje)

3. Verder versterken van onze wereldwijde marktposities in speciaalvoer en visvoer door autonome groei en acquisities

nutreco

Acquisitie van Fri-Ribe in Brazilië in 2009

- Nutreco heeft een belang van 51% in Fri-Ribe in Brazilië verworven
- Fri-Ribe produceert en verkoopt premix, mengvoer en visvoer. Het heeft een goede marktpositie in garnalen- en tilapiavoer
- Het bedrijf heeft 5 productiefaciliteiten en 6 verkoopkantoren verspreid over Midden- en Noordoost-Brazilië
  - De omzet in 2008 bedroeg EUR 47 miljoen met 400 werknemers
- Sterk management, betrokken werknemers en goed distributienetwerk bieden mogelijkheden voor verkoop van Nutreco's voerspecialiteiten
- De overname biedt een platform voor verdere groei in een van de belangrijkste agricultuur groeimarkten in de wereld

nutreco

Acquisitie van 12 voerfabrieken in Spanje en Portugal

- De acquisitie van 12 voerfabrieken van Cargill
  - Een productievolume van circa 700.000 ton
  - Een jaaromzet van circa EUR 240 million en 420 medewerkers
- Na integratie, herstructurering en investeringen in productielocaties zal de overgenomen activieiteit na 2 jaar naar verwachting een operationele marge van 2-3% bijdragen
- Met deze acquisitie is in totaal circa EUR 40 miljoen gemoeid, inclusief herstructurering en investeringen


NANTA
Cargill




nutreco


EBITA EUR 230 miljoen blijft het middellange termijn doel
Volume groei visvoer >5%
Volume groei diervoeding 2-3%
Cargill (Iberia)
Fri-Ribe (Brazilië)
M&A
Autonome groei
115
158
182
175
230
FY 2006
FY 2007
FY 2008
FY 2009
FY 2012
nutreco

Strategische agenda 2010

1. Focus op nieuwe geografische regio's en markten met perspectief op structurele winstgevende groei in landen zoals Brazilië, China, Rusland en Vietnam
2. Deelname aan het consolidatieproces in markten waar Nutreco een leidende positie heeft (Canada/Noord Amerika, Nederland en Spanje)
3. Verdere versterking van haar mondiale marktposities in speciaalvoer en visvoer door autonome groei en acquisities
4. De uitvoering van Nutreco's innovatiestrategie om duurzame producten en voeroplossingen te ontwikkelen die waarde creëren voor onze klanten en op de ontwikkeling van producten en voeroplossingen met een grotere winstmarge
5. Opname van duurzaamheidsdoelstellingen in het beloningspakket van managers
6. Nutreco verwacht in 2010, onvoorziene omstandigheden daargelaten:
   - Een EBITA voor bijzondere posten van ten minste EUR 50 miljoen in het eerste halfjaar van 2010 (2009: EUR 41,6 miljoen)
   - Een hogere uitgave voor investeringen in capaciteitsuitbreiding en fabrieksoptimalisatie dan het afschrijvingsniveau

nutreco

nutreco

feeding the future

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
1 april 2010

4. Jaarrekening 2009

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
1 april 2010

4.1 Vaststelling van de jaarrekening

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
1 april 2010

4.2 Voorstel tot uitkering van dividend

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
1 april 2010

5. Corporate Governance

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
1 april 2010

5.1 Samenvatting van het Corporate Governance beleid

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
1 april 2010

5.2 Remuneratie van de Raad van Commissarissen

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
1 april 2010

6. Decharge

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
1 april 2010

6.1 Decharge van de Raad van Bestuur voor het gevoerde beleid

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
1 april 2010

6.2 Decharge van de Raad van Commissarissen voor het uitgeoefende toezicht

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
1 april 2010

7. Benoeming van KPMG Accountants N.V. als externe accountant

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
1 april 2010

8. Voorstel tot aanwijzing van de Raad van Bestuur als bevoegd orgaan tot uitgifte van gewone aandelen en tot het beperken of uitsluiten van voorkeursrechten

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
1 april 2010

8.1 Voorstel tot aanwijzing van de Raad van Bestuur als bevoegd orgaan – onder goedkeuring van de Raad van Commissarissen – tot uitgifte van gewone aandelen en tot het verlenen van rechten tot het nemen van gewone aandelen als bedoeld in artikel 8 van de statuten van de Vennootschap, voor de duur van 18 maanden

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
1 april 2010

8.2 Voorstel tot aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is om – onder goedkeuring van de Raad van Commissarissen – te besluiten tot uitsluiting of beperking van het recht van voorkeur als bedoeld in artikel 9 van de statuten van de Vennootschap, voor de duur van 18 maanden

nutreco

9. Machtiging tot inkoop van gewone aandelen en Cumulatief Preferente aandelen A en voorstel tot intrekking van Cumulatief Preferente aandelen A

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
1 april 2010

9.1 Voorstel tot machtiging van de Raad van Bestuur – onder goedkeuring van de Raad van Commissarissen – tot inkoop door de Vennootschap van eigen gewone aandelen en Cumulatief Preferente aandelen A als bedoeld in artikel 10 van de statuten van de Vennootschap, voor de duur van 18 maanden

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
1 april 2010

9.2 Voorstel tot intrekking van Cumulatief Preferente aandelen A

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
1 april 2010

10. Samenstelling van de Raad van Commissarissen

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
1 april 2010

10.1 Het aftreden van de heer Y. Barbieux als Commissaris van de Vennootschap

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
1 april 2010

10.2 De benoeming van mevrouw H. Verhagen als Commissaris van de Vennootschap

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
1 april 2010

11. Statutenwijziging

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
1 april 2010

11.1 Naamswijziging (Nutreco N.V. in plaats van Nutreco Holding N.V.) en andere wijzigingen, in hoofdzaak om de bestaande statuten in overeenstemming te brengen met recente en verwachte wijzigingen in het vennootschapsrecht

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
1 april 2010

11.2 Schrapping van het quorumvereiste voor wijziging van de statuten zoals voorzien in artikel 31.2 van de statuten

nutreco

NUTRECO HOLDING N.V.
ALGEMENE VERGADERING VAN AANDEELHOUDERS
1 april 2010

12. Mededelingen en rondvraag

nutreco

nutreco

Algemene Vergadering van Aandeelhouders

Amsterdam, 1 april 2010

feeding the future



ARTICLES OF ASSOCIATION
of the limited liability company: Nutreco N.V. with corporate seat in Boxmeer

July 1, 2010

DE BRAUW
BLACKSTONE
WESTBROEK

UNOFFICIAL TRANSLATION
DEED OF AMENDMENT OF THE ARTICLES OF ASSOCIATION
NUTRECO HOLDING N.V.
(AFTER AMENDMENT NAMED:
NUTRECO N.V.)

On the first day of July two thousand and ten appears before me, Sophie Marie Versteege, kandidaat-notaris (candidate civil-law notary), hereinafter referred to as "notaris", acting for Marielle Henriette Legein, notaris (civil-law notary) practising in Amsterdam:
Eva Julius, kandidaat-notaris (candidate civil-law notary), employed by De Brauw Blackstone Westbroek N.V., a limited liability company, with corporate seat in Amsterdam, with address at: 1082 MD Amsterdam, the Netherlands, Claude Debussylaan 80, born in Amsterdam on the twelfth day of August nineteen hundred and eighty-one.
The person appearing declares that on the first day of April two thousand and ten the general meeting of shareholders of **Nutreco Holding N.V.**, a limited liability company, with corporate seat in Boxmeer, the Netherlands and address at: 5831 JN Boxmeer, the Netherlands, Veerstraat 38, number N.V. 490.582, number Trade Register 16074305, at the proposal of the supervisory board, resolved to amend the articles of association of this company and to authorise the person appearing to execute this deed.
Pursuant to those resolutions the person appearing declares that she amends the company's articles of association such that these shall read in full as follows

ARTICLES OF ASSOCIATION:

Name and Registered Office.

Article 1.

1.1. The Company is a limited liability company and its name is: Nutreco N.V.

1.2. The Company has its registered office in Boxmeer. The Company may have branch offices elsewhere, also outside the Netherlands.

Objectives.

Article 2.

2.1. The objectives for which the Company is established are to promote or join others in promoting companies and enterprises, to participate in companies and enterprises, to finance companies and enterprises, including providing security or undertaking the obligations of companies and enterprises with which the company is joined in a group or in which the company owns an interest or with which the company collaborates in any other way, to conduct the management of and to operate companies engaged in field of animal nutrition and fish feed, including all acts and things which relate or may be conducive thereto in the broadest sense, as well as to promote, to participate in, to conduct the management of and, as the case may be, to operate businesses of any other kind.

2.2. The Company may not grant any loans, provide any collateral, guarantee the price, otherwise guarantee or otherwise bind itself jointly and severally with or for third parties, for the purpose of the subscription or acquisition by third parties of shares in its own capital or of depository receipts issued therefor. The prohibition in the last sentence shall not apply if shares or depository receipts are subscribed or acquired by employees of the Company or of a group company.

2.3. The objects specified above must be given the widest possible meaning.

2.4. The Executive Board shall have power without the approval of the General Meeting, subject to the approval of the Supervisory Board to enter into agreements as referred to in Article 94 of Book 2.

Capital.

Article 3.

3.1. The authorized capital of the Company amounts to forty-one million five hundred twenty thousand euro (EUR 41,520,000), divided into fifty-five million (55,000,000) ordinary shares, sixteen million (16,000,000) cumulative preference 'A' shares, seventy-one million (71,000,000) cumulative preference 'D' shares and thirty-one million (31,000,000) cumulative preference 'E' shares - hereinafter to be referred to as: "cumulative preference 'E' shares" - subdivided into five series, numbered 1 up to and including 5, of six million two hundred thousand (6,200,000) cumulative preference 'E' shares each.

3.2. The nominal value of each of the shares specified in paragraph 1 of this Article is twenty-four eurocents (EUR 0.24).

Definitions.

Article 4.

4.1. In these Articles of Association the following words and expressions shall have the meanings hereby assigned to them:

a. Book 2 means: Book 2 of the Netherlands Civil Code;

b. Executive Board/member(s) Executive Board means: the body of persons/individual person(s) of the Company in the terms as defined in Book 2;

c. the General Meeting means: the general meeting of shareholders as body of the Company, and also: meetings of that body of members;

d. shares means: both the ordinary shares, the cumulative preference 'A' shares, the cumulative preference 'D' shares as well as each of the series cumulative preference 'E' shares in the capital of the Company, unless otherwise stated or apparent from the context;

e. shareholders: both the holders of ordinary shares, the holders of cumulative preference 'A' shares, the holders of cumulative preference 'D' shares as well as the holders of each of the series cumulative preference 'E' shares, unless otherwise stated or apparent from the context;

f. transfer restrictions means: the provisions in these Articles of Association which limit the transferability of cumulative preference 'A' shares, cumulative preference 'D' shares and each of the series cumulative preference 'E' shares;

g. depository receipts means: registered depository receipts issued for shares without the cooperation of the Company;

h. persons entitled to attend General Meetings means: shareholders with or without voting rights, and also includes persons who possess usufruct of shares and are entitled to vote such shares and persons to whom shares have been pledged and are entitled to vote such shares, all this without prejudice to paragraph 1 of Article 22;

i. receipt holders' rights means: the rights which by law vest in persons entitled to attend General Meetings, including but not limited to the right to receive notice of General Meetings, the right to attend such meetings and the right to take the floor at such meetings;

j. annual accounts means: the balance sheet, the profit and loss account and the explanatory notes thereon;

k. amount compulsorily paid means: the nominal value paid by the shareholders of a certain class of shares on their shares together with the capital surplus compulsorily paid on those shares.

4.2. The expressions "written" and "in writing" also mean: communications sent by telegraph, telex, telecopier or by any other means of telecommunication capable of transmitting written text.

Shares. Share certificate ordinary shares in bearer form. Depository Receipts. Usufruct and pledge of shares.

Article 5.

5.1. The ordinary shares shall be bearer or registered shares at the option of the shareholder. The cumulative preference 'A' shares, the cumulative preference 'D' shares and each of the series cumulative preference 'E' shares shall be registered shares. No certificates are issued in respect of registered shares. The holders of registered shares are listed in the shareholders register. The cumulative preference 'A' shares shall be identified by the letters: CPA, the cumulative preference 'D' shares shall be identified by the letters: CPD and the series cumulative preference 'E' shares by the letters: 1CPE, respectively 2CPE, respectively 3CPE, respectively 4CPE, respectively 5CPE. The Executive Board may number the shares in consecutive order, in which case the numbering of the ordinary shares shall start from number 1, the numbering of the cumulative preference 'A' shares from number CPA1, the numbering of the cumulative preference 'D' shares from number CPD1 and the numbering of the five series cumulative preference 'E' shares from number 1CPE1, respectively 2CPE1, respectively 3CPE1, respectively 4CPE1, respectively 5CPE1, and subject to this provision the Executive Board may with due observance of the provisions of the previous sentence, change the numbering of shares.

5.2. All ordinary shares in bearer form shall be embodied in one share certificate.

5.3. Upon subscription for ordinary shares in bearer form to be issued, the person who acquires a right vis-à-vis the Company to an ordinary share shall receive a right in respect of an ordinary share in bearer form in the following manner.

5.4. The Company shall have the share certificate referred to in paragraph 2 kept in custody for the person or persons entitled by the Nederlands Centraal Instituut voor Giraal Effectenverkeer (Dutch Central Institute for Giro Securities Transactions), being the central institute within the meaning of the Wet giraal effectenverkeer (Act on giro securities transactions) (hereinafter: "Necigef").

5.5. The Company grants a right in respect of an ordinary share to a person entitled because (a) Necigef enables the Company to add a share (or have this done) to the share certificate concerned and (b) the person entitled designates an affiliated institution as referred to in the Wet giraal effectenverkeer (hereinafter: "Affiliated Institution"), which credits him accordingly as joint holder (hereinafter: "Joint Holder") in the collective deposit within the meaning of the Wet giraal effectenverkeer.

5.6. The administration of the share certificate is irrevocably assigned to Necigef and Necigef is irrevocably empowered to do whatever is necessary in respect of the shares concerned on behalf of the person or persons entitled, including acceptation, transfer and co-operation in adding to and deducting from the share certificate.

5.7. If a Joint holder of the Affiliated Institution requires surrender of one or more ordinary shares in bearer form up to at most an number for which he is Joint holder, (a) Necigef shall transfer the shares by deed to the person entitled, (b) the Company shall acknowledge the transfer, (c) Necigef shall enable the Company to deduct the shares from the share certificate (or have this done), (d) the Affiliated Institution concerned shall debit the person entitled accordingly as Joint Holder in its collective deposit and (e) the Company shall register the holder (or have this done) as holder of a share in registered form in the shareholders register. Under the provisions of this paragraph or paragraph 8, the Company may only charge the shareholder, who has his shares registered in registered form or in bearer form, the costs for doing so.

5.8. A holder of an ordinary share in registered form may have the same registered in bearer form at any time because (a) the person entitled transfers this share by deed to Necigef, (b) the Company acknowledges the transfer, (c) Necigef enables the Company to add the shares to the share certificate (or have this done), (d) an Affiliated Institution designated by the person entitled credits the person entitled accordingly as Joint Holder in its collective deposit and (e) the Company deregisters the person entitled (or has this done) as holder of the share concerned in the shareholders register.

5.9. The share certificate shall be signed personally by a member of the Executive Board.

5.10. If the share certificate has been lost, the Executive Board may issue a duplicate certificate, under such terms and conditions as the Executive Board shall attach to the same. Following issue of this document, which shall bear the word duplicate, the original document shall be void vis-à-vis the Company.

5.11. The Company may not give its cooperation in the issue of depository receipts for shares.

5.12. Shares may be encumbered with usufruct. If at the creation of the usufruct it has been provided that the right to vote shall vest in the usufructuary and the usufructuary is a person to whom the shares cannot be freely transferred, he shall have that right only if the granting of the voting right to the usufructuary and - in the case of assignment or transmission of the usufruct - the transmission of the voting right has been approved by the General Meeting with a majority of at least seventy-five (75%) percent of the votes cast.

5.13. Shares may be pledged as security. If at the creation of the pledge it has been provided that the right to vote shall vest in the pledgee and the pledgee is a person to whom the shares cannot be freely transferred, he shall have that right only if the grant of the pledge has been approved by the General Meeting with a majority of at least seventy-five (75%) percent of the votes cast. If the rights of the pledgee pass to another person, such person shall have the voting right only if the transmission of the voting right has been approved by the General Meeting with a majority of seventy-five percent (75%) of the votes cast.

5.14. A shareholder who in consequence of usufruct or a pledge created on his shares is not entitled to vote, usufructuaries entitled to vote and pledgees entitled to vote shall possess the receipt holders' rights.

Transfer of registered shares. Exercise of shareholder's rights.

Article 6.

6.1. The transfer of registered shares shall require a deed signed for that purpose in accordance with the provisions as laid down in Article 86c, Book 2. In the event of partly paid up cumulative preference 'D' shares the instrument may be acknowledged only if the instrument of transfer has an officially recorded date.

6.2. Paragraph 1 of this Article shall apply mutatis mutandis to the creation and transfer of usufruct of registered shares, to the creation of a pledge upon registered shares and to the division of any community of property or joint estate of which registered shares or a usufruct of registered shares are part.

Supply of residence and address. Notices and announcements. Register of shareholders.

Article 7.

7.1. Holders of registered shares, pledgees and usufructuaries of registered shares must supply their residence and address to the Company in writing.

7.2. Unless these Articles of Association provide otherwise, notices, announcements and generally all communications intended for the Company and/or a body of the Company are to be sent in writing to the Company's address.

7.3. The Executive Board shall keep a register in which shall be recorded:

a. the names and addresses of all holders of registered shares as supplied by those persons to the Company, the number of shares they hold, specifying the class of the shares and their identifying numbers, if any, and the date on which they acquired the shares, the date of acknowledgement by or service upon the Company of notice of the acquisition of the shares, the date of registration as well as the amount paid on each share;

b. the names and addresses of usufructuaries and pledgees of registered shares as supplied by those persons to the Company, the date on which they acquired such usufruct or pledge, the number and class(es) of shares in respect of which they possess such usufruct or pledge and the identifying numbers, if any, of those shares, the date of acknowledgement by or service upon the Company of notice of such acquisition, the date of registration, as well as notes specifying whether or not the right to vote and the receipt holders' rights vest in the usufructuary or pledgee concerned;

c. each and any release from liability granted in respect of monies unpaid on shares.

7.4. The register of shareholders shall be updated at regular times. The pages of the register shall be numbered consecutively and shall be initialled by a member of the Executive Board. Each entry or note made in the register shall be initialled in the same manner. For this purpose a facsimile signature shall be deemed a personal signature.

7.5. Upon request, the Executive Board shall supply to any shareholder, usufructuary or pledgee an extract from the register of shareholders in respect of his rights to a share. If the share is encumbered with a usufruct or a pledge, the extract shall state which person possesses the right to vote and which person has the receipt holders' rights.

7.6. The Executive Board shall keep the register of shareholders at the office of the Company where it shall be open to the inspection of any shareholder, and any usufructuary and any pledgee of such shares who has the receipt holders' rights. The particulars recorded in the register in respect of partly-paid shares shall be open to public inspection; a copy of or an extract from such particulars shall be supplied at a charge not exceeding cost.

Issue of shares.

Article 8.

8.1. Shares shall be issued pursuant to a resolution of the General Meeting subject to the approval of the Supervisory Board. Subject to the approval of the Supervisory Board, the General Meeting may designate the Executive Board as the authorised body to resolve to issue shares; as long as the Executive Board is authorised to resolve to issue shares, the General Meeting is not allowed to resolve to issue shares.

8.2. Subject to the approval of the Supervisory Board, the General Meeting or, as the case may be the Executive Board shall determine the price and the further terms and conditions of the issue, with due observance of the other provisions on this matter in these Articles of Association.

8.3. If the Executive Board is designated as the authorised body to resolve to issue shares, it is determined on such designation which number and which class of shares may be issued. On such a designation the period of the designation shall also be determined, which period may not exceed five years. The designation may be extended, from time to time, for periods not exceeding five years. Unless such designation provides otherwise, it may not be withdrawn.

8.4. A valid resolution of the General Meeting to issue or to designate the Executive Board to do so, shall require the approval of the Supervisory Board besides a prior or simultaneous resolution of approval by each group of holders of the same class of shares to whose rights the issue is detrimental.

8.5. Within eight days of a resolution by the General Meeting to issue or to designate the Executive Board, the Executive Board shall deposit the full text of the resolution at the commercial register.

8.6. Within eight days of each issue of shares, the Executive Board shall report the same to the commercial register, stating the number and class.

8.7. The provisions of the previous paragraphs shall apply correspondingly to the granting of rights to subscribe for shares, but shall not apply to an issue of shares to a person who exercises a previously acquired right to subscribe for shares.

8.8. The Company cannot subscribe for shares in its own capital.

8.9. a. If the Executive Board has been authorized to resolve to issue shares, it shall for the issue of cumulative preference 'D' shares - including in this paragraph the granting of a right to take cumulative preference 'D' shares but not to an issue of cumulative preference 'D' shares to a person who exercises a previously acquired right to subscribe for cumulative preference 'D' shares - have the duty to explain the reason(s) of such issue at a General Meeting to be held within thirty days after those shares have been issued, unless such explanation has been given at a previous General Meeting.

b. If cumulative preference 'D' shares have been issued by virtue of a resolution to issue, or a resolution to grant rights to take shares, passed by the Executive Board without the prior approval or other assistance of the General Meeting, the Executive Board shall convene a General Meeting within two years of that issue and put a proposal to that meeting concerning purchase or cancellation of said issued cumulative preference 'D' shares. If the resolution for purchase or cancellation of the cumulative preference 'D' shares is not passed in that meeting the Executive Board shall, in each instance within two years after the aforementioned proposal has been put up for discussion, again convene a General Meeting in which such a proposal shall be made again, which obligation no longer exists if the said shares are no longer issued or are no longer held by another than the Company.

8.10. Ordinary shares, cumulative preference 'A' shares and cumulative preference 'E' shares may be issued only against payment in full; cumulative preference 'D' shares may be issued against partial payment, provided however that the part of the nominal amount of each cumulative preference 'D' share which must be paid - irrespective of when it is issued - must be the same, and that at least one-fourth of the nominal amount must be paid up when the share is taken.

8.11. The Executive Board may with the approval of the Supervisory Board resolve that payment on shares shall be made by some other means than payment in cash.

8.12. Subject to the approval of the Supervisory Board, the Executive Board may resolve on which day and up to which amount further payment on non-fully paid cumulative preference 'D' shares must be made. The Executive Board shall notify the holders of cumulative preference 'D' shares of any resolution for further issue without delay, stating explicitly the contents of paragraph 13 of this Article; there shall be at least four weeks between such notification and the day on which payment must have been made.

8.13. If a shareholder defaults in satisfying his further payment obligation - which is the case by the mere expiry of the stated term - he shall be required, as of the day on which the payment should have been made, to pay to the Company the statutory interest and to indemnify the Company for any further loss occurred as a result of his failing. In addition, he may, as long as he has not met his obligation for further payment, not exercise the right to meet and vote vested in the relevant shares and the right to distributions on those shares shall be suspended.

Pre-emptive right at issue of shares.

Article 9.

9.1. Each holder of ordinary shares shall have a pre-emptive right regarding new ordinary shares to be issued against payment in cash. Each holder of cumulative preference 'A' shares shall have a pre-emptive right regarding new cumulative preference 'A' shares against payment in cash. Holders of cumulative preference 'D' shares and cumulative preference 'E' shares shall have no pre-emptive right in respect of shares that are issued. Holders of ordinary shares and holders of cumulative preference 'A' shares shall have no pre-emptive right in respect of cumulative preference 'D' shares and cumulative preference 'E' shares that are issued. The pre-emptive right shall endure to the benefit of the shareholders concerned pro rata to their holdings - as at the date of the resolution to issue shares - of the shares from which they derive their pre-emptive right. Without prejudice to the foregoing the shareholders referred to in this paragraph shall not have the pre-emptive right in the cases where such right is withheld by virtue of mandatory provisions of the law. If any shareholder fails to exercise his pre-emptive right or does not exercise it on time or in full, the pre-emptive right in respect of the shares of that class so becoming available shall endure to the benefit of the other shareholders of that class.

9.2. Subject to the approval of the Supervisory Board and with due observance of this Article, the resolution to issue new shares by the General Meeting or the Executive Board, as the case may be, shall provide in which manner and within which period of time the pre-emptive right can be exercised.

9.3. A share issue at which shareholders may exercise a pre-emptive right and the period during which said right is to be exercised shall be announced in the State Gazette and in a nationwide published daily newspaper.
The pre-emptive right may be exercised during at least two weeks after publication in the State Gazette.

9.4. Subject to the approval of the Supervisory Board pre-emption rights on ordinary shares and cumulative preference 'A' shares may be limited or excluded. In the proposal in respect thereof, the reasons for the proposal and the selection of the intended issue price shall be explained in writing.

9.5. Restriction or exclusion of the pre-emption right shall take place by a resolution of the General Meeting, unless the Executive Board is empowered to do so. The power to do so may be given to the Executive Board by a resolution of the General Meeting for a fixed period not exceeding five years, but such a designation may only occur, if the Executive Board also shall be designated at the same time or was designated as the authorised body to resolve to issue shares. The designation may be extended, from time to time, for periods not exceeding five years. The designation is only valid as long as the Executive Board is the authorised body to resolve to issue shares. Unless such designation provides otherwise, it may not be withdrawn.

9.6. If less than one-half of the issued capital is represented at the meeting, a majority of at least two-thirds of the votes cast shall be required for a resolution of the General Meeting to restrict or exclude the pre-emption right or to make such designation as meant in the last paragraph. Within eight days after the resolution the Executive Board shall deposit the full text of the resolution at the commercial register.

9.7. The provisions of the preceding paragraph of this Article shall apply mutatis mutandis to the granting of rights to take shares. Shareholders shall have no pre-emptive right in respect of shares issued to a person exercising a previously acquired right to take shares.

Acquisition by the Company of its own shares or depository receipts of such shares. The transfer or disposal thereof and the creation of limited rights to own shares or depository receipts thereof held by the company.

Article 10.

10.1. Any acquisition by the Company of partly-paid shares in its own capital shall be null and void.

10.2. Subject to the authorisation by the General Meeting and the given approval by the Supervisory Board and without prejudice to the provision in section 98d, Book 2, the Executive Board may cause the Company to acquire fully paid up shares in its own share capital for a consideration, if:

a. its shareholders' equity, less the acquisition price, is not less than the sum of the paid and called up part of its capital and the reserves which must be maintained by law;

b. the nominal amount of the shares in its share capital which the Company acquires, holds, holds as pledgee or which are held by a subsidiary company, is not more than one-tenth of the issued capital. For the purposes of paragraph a the amount of the shareholders' equity according to the last adopted balance sheet shall be determined less the acquisition price of shares in the share capital of the Company and distributions to others from profits or reserves becoming due by it and its subsidiaries after the balance sheet date. An acquisition in accordance with this paragraph shall not be permitted, if more than six months have lapsed since the end of the financial year without the annual accounts having been adopted. The General Meeting must specify in the authorisation, which shall be valid for not more than eighteen months, the number and class of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set.

10.3. The Executive Board with the approval of the Supervisory Board shall have the power to resolve:

a. to transfer or dispose of shares held by the Company in its own capital and to determine the price and the other terms of transfer;

b. to enter into contracts whereby the Company undertakes to transfer or dispose of shares held in its own capital, for example by granting a right to acquire such shares (option);

c. to create a usufruct or pledge on shares held by the Company in its own capital and to determine the price - if any - and the other terms of such usufruct or pledge.

10.4. If depository receipts for shares in the Company have been issued, such depository receipts for shares shall be put on a par with shares for the purpose of the provisions of paragraph 2.

10.5. The Company may accept a pledge of its own shares or depository receipts issued therefor, only if:

a. the shares concerned are fully paid up;

b. the nominal amount of its own shares and the depository receipts issued therefor to be pledged to it and of those already held or pledged to it do not together amount to more than one-tenth of the issued capital; and

c. the General Meeting of shareholders has approved the pledge agreement.

Reduction of capital.

Article 11.

11.1. Acting on a proposal of the Supervisory Board the General Meeting may resolve to reduce the issued capital by a cancellation of shares or by a reduction of the nominal value of the shares by alteration of the Articles of Association. In case of a cancellation of shares or redemption of shares, the amount compulsorily paid on the relevant shares must be repaid without prejudice to the provisions of paragraph 4. The shares referred to in the resolution must be designated therein and provisions for the implementation of such resolution must be made therein. The paid and called-up part of the capital may not fall below the minimum capital prescribed by law at the time of the resolution.

11.2. A resolution to cancel may only relate to shares held by the Company itself or of which it holds the depository receipts or to only the ordinary shares or to only the cumulative preference 'A' shares or to only the cumulative preference 'D' shares or to only the cumulative preference 'E' shares or one or more series thereof and may only be taken after a prior resolution of approval by each group of holders of shares of the class of shares concerned.

11.3. Acting on a proposal of the Supervisory Board the General Meeting may resolve that by alteration of the Articles of Association:

a. the nominal value of all shares shall be reduced;

b. the nominal, value of only the ordinary shares or of only the cumulative preference 'A' shares or of only the cumulative preference 'D' shares or of only the cumulative preference 'E' shares or one or more series thereof, or the nominal value of more than one class of shares, shall be reduced.

If the intended reduction shall not be applied in respect of all shares, the General Meeting may pass a resolution to reduce the nominal value of the class(es) of shares concerned only after having obtained the prior approval of the meeting of holders of shares of each class in respect of which the proposed reduction is to take place.

A reduction of the nominal value of shares, whether without redemption or against partial repayment on the shares or upon release from the obligation to pay up the shares, must be made pro rata on all shares concerned. This pro rata requirement may be waived if all shareholders concerned so agree.

11.4. In case of a cancellation with repayment of the cumulative preference 'A' shares or cumulative preference 'D' shares or cumulative preference 'E' shares or one or more series thereof the amount including the capital surplus paid on said shares, if any, or with respect to the cumulative preference 'A' shares the balance of the share premium reserve A as mentioned in Article 29, paragraph 1, and increased with the deficit of distributable dividend in the previous years and the current fiscal year, shall have to be paid simultaneously.

11.5. A resolution of the General Meeting for capital reduction may be adopted only by a majority of at least two-thirds of the votes cast, if less than one half of the issued share capital is represented. A resolution for capital reduction shall further require prior or simultaneous approval of each group of holders of shares of a specific class whose rights are affected; the provision set forth in the first sentence of this paragraph shall apply mutatis mutandis to resolutions of a such group.

11.6. The notice calling the General Meeting at which a resolution as referred to in this Article will be taken shall state the purpose of the reduction of capital and the manner of implementation.

11.7. The Company shall file the resolutions referred to in this Article at the Commercial Register and shall publish a notice of such filing in a national daily newspaper.

Shareholders' proxy. Shares belonging to any community of property or joint estate.

Article 12.

12.1. In respect of any or all of his shares a shareholder may give one or several persons written power of attorney to exercise any or all of the rights attached to those shares. Such power of attorney may not be given in respect of one and the same share to more than one person simultaneously. The power referred to in this paragraph also vest in usufructuaries and pledgees of shares.

12.2. Joint owners of any community of property or joint estate comprising shares or a limited right to shares may only exercise their rights by giving one or several persons written power of attorney to exercise said rights. If power of attorney is given to several persons, such power of attorney must specify in respect of which number of shares each proxy is authorised to exercise the rights attached thereto.

Transfer restriction.

Article 13.

13.1. Any transfer of cumulative preference 'A' shares, cumulative preference 'D' shares or cumulative preference 'E' shares is subject to the approval of the Executive Board. The approval will be applied for in writing, mentioning the name and address of the prospective buyer as well as the price or other consideration, which the prospective buyer is willing to pay or to give.

13.2. In case of refusal of approval, the Executive Board will be obliged - simultaneously with its refusal to grant its approval - to designate one or more prospective buyers, prepared and capable to purchase all shares referred to in the request for approval, against payment in cash, for a purchase price to be determined by the transferor and the Executive Board within two months after that designation and by mutual agreement.

13.3. If within three months after the receipt by the Company of the request for approval of the intended transfer the transferor has not received from the Company a written refusal of approval, designating one or more prospective buyers to whom the shares concerned can be transferred in accordance with the provisions of this Article, the approval to transfer shall be deemed to have been granted after expiration of the mentioned period of time respectively the receipt of the announcement of refusal.

13.4. If no agreement has been reached between the transferor and the Executive Board on the purchase price as mentioned in paragraph 2 of this Article within one month after the written refusal of approval, designating one or more prospective buyers to whom the shares concerned can be transferred in accordance with the provisions of this Article, that purchase price shall be determined by an independent expert, to be designated by mutual agreement between the transferor and the Executive Board, failing such agreement within three months after the refusal of approval, by the President of the Chamber of Commerce and Industry in the district in which the Company has its actual seat at the request of the most interested party.

13.5. The transferor shall have a right to decide not to transfer, provided he notifies the Executive Board in writing on his decision within one month after notification to the transferor of the name of the designated prospective buyer(s) as well as the purchase price determined.

13.6. For a period of three months after the approval to transfer has been granted or is deemed to have been granted, the transferor may transfer all shares mentioned in his request for approval to the transferee, stated in his request, against the purchase price or consideration mentioned by the transferor, as referred to in the second sentence of paragraph 1 of this Article.

13.7. The costs for the transfer, borne by the Company, can be charged to the transferee.

13.8. The provisions of this Article shall apply mutatis mutandis to an apportionment of cumulative preference 'A' shares, cumulative preference 'D' shares or cumulative preference 'E' shares belonging to a common ownership.

Executive Board and Supervisory Board.

Article 14.

14.1. Save for any restrictions laid down in the Articles of Association the business and affairs of the Company shall be managed by an Executive Board consisting of one or several members, under the supervision of a Supervisory Board.

14.2. Natural persons as well as bodies corporate shall be eligible for appointment as a member of the Executive Board. Natural persons only shall be eligible for appointment as a Supervisory Director.

14.3. The members of the Executive Board are appointed by the General Meeting. Their appointment by the General Meeting shall result from a recommendation by the Supervisory Board. The Supervisory Board should declare whether the recommendation is binding or not. The General Meeting can however at all times lift the binding force of any such recommendation by means of a resolution passed by a majority of the votes cast, representing at least one-third of the issued share capital. If the proportion of one-third of the issued share capital as referred to in the previous sentence is not represented at the meeting, but an absolute majority of the votes cast is in favour of a resolution to cancel the binding nature of a nomination, a new meeting may be convened at which the resolution may be passed by an absolute majority of the votes cast, regardless the proportion of the capital represented at that meeting.

14.4. The General Meeting can at all times suspend or dismiss a member of the Executive Board. The Supervisory Board can at all times suspend a member of the Executive Board. A resolution of the General Meeting to suspend or dismiss a member of the Executive board requires a resolution passed by an absolute majority of votes cast representing at least one-third of the issued capital, unless the proposal to suspend or dismiss is presented by the Supervisory Board in which case a resolution passed by an absolute majority of votes cast is sufficient, no quorum to be met.
If the proportion of one-third of the issued share capital as referred to in the previous sentence, is not represented at the meeting, but an absolute majority of votes cast is in favour of a resolution to suspend or dismiss a member of the Executive Board, a new meeting may be convened at which the resolution may be passed by an absolute majority of the votes cast, regardless the proportion of the capital represented at that meeting.
The Supervisory Board shall at all times have the power to suspend a member of the Executive Board.

14.5. The members of the Supervisory Board are appointed by the General Meeting. Their appointment by the General Meeting shall result from a recommendation by the Supervisory Board. The Supervisory Board needs to indicate whether the recommendation is of a binding nature or not. The General Meeting can however at all times lift the binding force of any such recommendation by means of a resolution passed by an absolute majority of the votes cast, representing at least one-third of the issued share capital. If the proportion of one-third of the issued share capital as referred to in the previous sentence is not represented at the meeting, but an absolute majority of votes cast is in favour of a resolution to suspend or dismiss a member of the Executive Board, a new meeting may be convened at which the resolution may be passed by an absolute majority of the votes cast, regardless the proportion of the capital represented at that meeting.
If the General Meeting lifts the binding force of the first recommendation by the Supervisory Board, the Supervisory Board presents a second recommendation, in which at least two persons will be similarly nominated for each vacancy. If the General Meeting again lifts the binding force of such a second recommendation by means of a resolution adopted in the manner described above in this paragraph, the General Meeting appoints a member of the Supervisory Board without a binding recommendation of the Supervisory Board.

14.6. The members of the Supervisory Board can be suspended or dismissed by the General Meeting with an absolute majority of the votes cast, representing at least one-third of the issued share capital. If the proportion of one-third of the issued share capital as referred to in the previous sentence is not represented at the meeting, but an absolute majority of votes cast is in favour of a resolution to suspend or dismiss a member of the Executive Board, a new meeting may be convened at which the resolution may be passed by an absolute majority of the votes cast, regardless the proportion of the capital represented at that meeting.

14.7. Each recommendation for the appointment of a member of the Executive Board or of the Supervisory Board, shall be accompanied by a notice specifying the candidate's age, profession, the amount of the shares he holds in the capital of the Company and the positions he holds or has held, insofar as such positions are of importance in connections with the fulfilment of the duties of office of a member of the Executive Board or of the Supervisory Board respectively. Such notice shall also specify, the legal persons with whom he is associated as a member of their Supervisory Board with, in cases where such legal persons include any which belong to one and the same group, the name of such group sufficing. The recommendation for the appointment of a member of the Executive Board or of the Supervisory Board shall be motivated. On a reappointment the manner in which the candidate has fulfilled his duties as a member of the Supervisory Board shall be taken into account.

14.8. If either the General Meeting or the Supervisory Board has suspended a member of the Executive Board or if a member of the Supervisory Board has been suspended, the General Meeting must within three months after the effective date of suspension pass a resolution to remove him from office or to lift or to extend his suspension, in the absence of which resolution the suspension shall terminate. A resolution to extend the suspension can only be passed once and the period of extension of the suspension may not exceed three months from the date on which the General Meeting adopted the resolution to extend the suspension. The suspension terminates if the General Meeting has not resolved within the period of further suspension to terminate the suspension. A suspended member of either the Executive Board or the Supervisory Board shall be given the opportunity to account for his conduct at the General Meeting and to have himself assisted by a legal advisor.

Duties and powers of the members of the Executive Board. Executive Directors to hold office or being unable to act.

Article 15.

15.1. Each member of the Executive Board shall be answerable to the Company for a proper discharge of the duties entrusted to him.

15.2. If the Company has several members of the Executive Board, the members may, with due observance of these Articles of Association and subject to the approval of the Supervisory Board, adopt management rules governing its internal proceedings, including but not limited to decision-making in the event of a conflict of interest of one or more members of the Executive Board with the Company. These rules may further contain provisions defining which particular duties shall be assigned to each of the members of the Executive Board. However, such division of duties shall not derogate from the joint responsibility of all members of the Executive Board for the whole of the management. The Supervisory Board shall appoint the Chairman of the Executive Board. The members of the Executive Board shall be supported by the secretary of the Company. The secretary shall be appointed and dismissed by the Executive Board subject to the prior approval of the Supervisory Board.

15.3. Meetings of a Executive Board consisting of several members shall be held as frequently as any member of the Executive Board may wish. Each member of the Executive Board shall have the power to call a meeting, provided that written notice of such meeting, stating the subjects to be discussed, is given to each of the other members of the Executive Board. The term of notice shall be at least three days, not including the day of despatch of the notice and the day of the meeting. In special cases the term of notice may be reduced, provided that all members of the Executive Board in office agree thereto. At any duly convened meeting resolutions may be passed on all subjects announced in the notice of that meeting, irrespective of the number of members of the Executive Board present at the meeting in person or by proxy. The members of the Executive Board can also participate in the meeting by telephone, provided all the members participating in the meeting can hear and address each other.

15.4. Any member of the Executive Board may be represented at meetings of the Executive Board by another member of the Executive Board acting by virtue of a power of attorney issued in writing. Such power of attorney may only concern the one specifically designated meeting stated therein.

15.5. If the Executive Board consists of several members, resolutions of the Executive Board shall require an absolute majority of the votes cast. If the Executive Board consists of three or more members, the vote of the Chief Executive Officer is decisive if there is a tie vote. If the Executive Board consists of two members the proposal is rejected if there is a tie vote.

15.6. All resolutions which the members of the Executive Board are authorised to pass at a meeting may also be passed outside a meeting, provided that such resolutions be recorded in writing, that all members of the Executive Board have expressed their opinion on the intended resolution and that the majority of the members of the Executive Board declare themselves in favour of the resolution concerned. The documents containing evidence of this decision-making shall be kept at the office of the Company and shall be open to the inspection of any member of the Executive Board.

15.7. In the event that one or more members of the Executive Board shall cease to hold office or be unable to act, the other or remaining members or the only other or remaining members shall be temporarily entrusted with the management of the Company. In the event that all members of the Executive Board or the sole members shall cease to hold office or be unable to act, the management of the Company shall be temporarily entrusted to the person designated or to be designated for that purpose by the Supervisory Board, which person may or may not be one of the Supervisory Directors. Failing such designation by the Supervisory Board then the management of the Company will temporarily be vested in the Supervisory Board. The provisions of these Articles of Association concerning the Executive Board and the member(s) individually shall apply mutatis mutandis to the person(s) referred to in this paragraph. If a person is incapable of acting the Supervisory Board will take the necessary measures as soon as possible in order to have a definitive arrangement made.

15.8. The Executive Board and the Supervisory Board shall provide to the General Meeting all such information as it may request, unless this conflicts with a substantial interest of the Company.

Representation.

Article 16.

16.1. The Executive Board shall represent the Company. The power to represent the Company shall also vest in each of the members of the Executive Board individually.

16.2. If a member of the Executive Board performs any transaction in a private capacity to which transaction the Company also is a party, or if a member of the Executive Board, acting in his private capacity, conducts any legal action against the Company other than as referred to in Section 15 of Book 2, each Supervisory Director shall have the power to represent the Company. However, the Supervisory Board shall at all times have the power to appoint one or several other persons for that purpose; the choice of the person(s) so to be appointed being at the sole discretion of the Supervisory Board unless the General Meeting designates another person for such purpose.
If a member of the Executive Board, not in a private capacity, has a conflicting interest with the Company in any way other than described in the first sentence of this paragraph, he shall be entitled to represent the Company, as shall each of the other members of the Executive Board.

16.3. The Executive Board may grant power of attorney for signature to one or several persons and may alter or revoke such power of attorney.

Restrictions of executive powers.

Article 17.

17.1. The Executive Board may grant power of attorney for signature to one or several persons and may alter or revoke such power of attorney.

a. the issue and acquiring of shares in and debentures issued by the Company;
b. the application for the inclusion in or removal of the documents, mentioned above sub a. from the official listing of any stock exchange;
c. the participation by the Company or by a dependent company in the capital of another company where the value of the participation is at least one-fourth of the issued share capital plus the reserves according to the balance sheet and explanatory notes of the Company and also a material increase or reduction of such participation;
d. investments, which require an amount to be determined by the Supervisory Board, which amount to be notified to the Executive Board, or - in case this is less - an amount equal to at least one-fourth of the issued share capital plus reserves of the Company according to its balance sheet and explanatory notes;
e. a proposal to amend the Articles of Association;
f. a proposal to dissolve the Company;
g. the filing for bankruptcy and/or application for a moratorium;
h. the termination of the employment of a substantial number of employees of the Company or of a dependent company at the same time or within a short period of time;

i. a far-reaching change in the working conditions of a significant number of employees of the Company or a dependent company;

j. a proposal to reduce the issued share capital.

17.2. Resolutions of the Executive Board, as far as not mentioned under one of letters of paragraph 1 of this Article and as determined by the Supervisory Board shall require the prior approval of the Supervisory Board provided that the Supervisory Board shall carefully describe such management resolutions and notify the Executive Board accordingly. Resolutions of the Executive Board, as far as not mentioned under one of letters of paragraph 1 of this Article and as determined by the Supervisory Board shall require the prior approval of the Supervisory Board provided that the Supervisory Board shall carefully describe such management resolutions and notify the Executive Board accordingly.

17.3. The Executive Board shall be required to follow the directions given by the Supervisory Board with respect to the general lines of the financial, social, economic and personnel policies to be pursued.

17.4. Resolutions of the Executive Board as determined by the meeting of holders of cumulative preference 'A' shares shall require the prior approval of the Supervisory Board and of the meeting of holders of cumulative preference 'A' shares provided that the meeting of holders of cumulative preference 'A' shares shall carefully describe such management resolutions and notify the Executive Board accordingly.

17.5. Without prejudice to any other applicable provision of these articles of association, the Board of Management shall furthermore require the prior approval of the Supervisory Board and the General Meeting for resolutions of the Board of Management regarding a significant change in the indentity or nature of the Company or the enterprise, including in any event:

a. the transfer of the enterprise or practically the entire enterprise to a third party;

b. to conclude or cancel any long-lasting co-operation by the company or a subsidiary ("*dochtermaatschappij*") with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such co-operation or the cancellation thereof is of essential importance to the company;

c. to acquire or dispose of a participating interest in the capital of a company with a value of at least one-third of the sum of the assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of the company, by the company or a subsidiary ("*dochtermaatschappij*").

17.6. The absence of the approval of the Supervisory Board as well as the General Meeting for a resolution referred to in this article shall not affect the power of representation as referred to in paragraph 1 of Article 16.

<u>Duties and powers of the Supervisory Board.</u>

<u>Article 18.</u>

18.1. It shall be the duty of the Supervisory Board:

a. to supervise the policies of the Executive Board and the general conduct of affairs of the Company and its business;
b. to assist the Executive Board with advice. In the discharge of their duties the Supervisory Directors shall act in accordance with the interests of the Company and its business.

18.2. The Executive Board shall on time supply to the Supervisory Board the data needed for the discharge of its duties, as well as all such information as it may request.

18.3. If so invited the members of the Executive Board shall be required to attend the meetings of the Supervisory Board.

18.4. The Supervisory Board may designate one or several of its members to be individually empowered to enter the buildings and land of the Company and to inspect all books, records and other database of the Company.

18.5. For the purposes of discharging its duties the Supervisory Board may at the expense of the Company procure the assistance of one or more experts.

18.6. The Supervisory Board shall appoint one of its members to be Chairman of the Board and one of its members to be Vice-Chairman of the Board. The Supervisory Board shall be supported by the secretary of the Company.

18.7. The Supervisory Board may appoint one of its members to be Delegate Supervisory Director, whose particular duty it shall be to maintain regular day-today contact with the Executive Board.

18.8. The positions of Chairman of the Supervisory Board and Delegate Supervisory Director may be held by one and the same person.

18.9. If there is any vacancy in the Supervisory Board, the Board shall nevertheless retain the power to perform the duties imposed upon it by law and these Articles of Association.

18.10. The Supervisory Board may, with due observance of these Articles of Association, adopt rules governing its internal proceedings, including but not limited to decision-making in the event of a conflict of interest of one or more members of the Supervisory Board with the Company.

18.11. Each Supervisory Director may be represented at meetings by another Supervisory Director acting by virtue of a written power of attorney. Such power of attorney may only relate to one meeting specifically stated therein. The members of the Supervisory Board can also participate in the meeting by telephone, provided all the members participating in the meeting can hear and address each other.

18.12. All resolutions of the Supervisory Board shall be passed by an absolute majority of the votes cast. If the voting for and against a proposal not requiring a larger majority is equally divided, the proposal shall be rejected.

18.13. Any resolution which the Supervisory Directors can pass at a meeting may also be passed by them outside a meeting, provided that all Supervisory Directors express their opinion on the proposed resolution in writing and that the resolution be passed by the majority of votes required under these Articles of Association. The documents showing the manner of decision-making outside a meeting shall be kept at the office of the Company and shall be open to the inspection of all Supervisory Directors.

18.14. Each Supervisory Director as well as the Executive Board shall have the power to call a meeting of the Supervisory Board.

Remuneration members Executive Board and Supervisory Board.

Article 19.

19.1. The policy regarding the remuneration of the members of the Board of Management will be adopted by the General Meeting upon a proposal of the Supervisory Board.

19.2. The remuneration of the members of the Board of Management will, with due observance of the policy set out in paragraph 1, be determined by the Supervisory Board.
The Supervisory Board will submit for approval by the General Meeting a proposal regarding the arrangements for the remuneration in the form of shares or rights to acquire shares. This proposal includes at least how many shares or rights to acquire shares may be awarded to the members of the Board of Management and which criteria apply to an award or modification. The absence of the approval of the general meeting of shareholders shall not affect the representative authority of the Supervisory Board.

19.3. Upon the proposal of the Supervisory Board, the General Meeting shall determine the remuneration of the members of the Supervisory Board, which shall consist of a fixed yearly amount. A member of the Supervisory Board shall not be granted any shares and/or rights to acquire shares by way of remuneration.

Indemnification members Executive Board and Supervisory Board

Article 20

Unless Dutch law provides otherwise, current and former managing directors and supervisory directors will be indemnified for:

a. the reasonable costs of conducting a defence against claims based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the company's request;

b. any damages or fines payable by them as a result of an act or failure to act as referred to under a;

c. the reasonable costs of appearing in other legal proceedings in which they are involved as current or former managing directors or supervisory directors, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

There shall be no entitlement to the idemnification as referred to above if and to the extent that (i) a Dutch court has established in a final and conclusive decision that the act or failure to act of the person concerned may be characterised as wilful ("*opzettelijk*"), intentionally reckless ("*bewust roekeloos*") or seriously culpable ("*ernstig verwijtbaar*") conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness, or (ii) the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss. The company may take out liability insurance for the benefit of the persons concerned. The supervisory board may by agreement or otherwise give further implementation to the above with respect to managing directors.

General meeting. Notice. Venue of the General Meeting.

Article 21.

21.1. Without prejudice to the provisions of Article 28, General Meetings shall be held as frequently as the Executive Board or the Supervisory Board may wish. The power to call the General Meeting shall vest in the Executive Board, and in the Supervisory Board.

21.2. The Executive Board shall be required to call a General Meeting if a request to that effect is made by one or several shareholders jointly representing at least one/twentieth of the issued and outstanding share capital, such request to specify the subjects to be discussed. This obligation shall apply mutatis mutandis to the Supervisory Board. If the General Meeting is not held within six weeks after such request, the applicants themselves shall be authorised to call the General Meeting - with due observance of the applicable provisions of the law and the Articles of Association - without for that purpose requiring authorisation from the "*Voorzieningenrechter*". The provisions of paragraph 3 of this Article shall apply mutatis mutandis to notice of a General Meeting as referred to in the preceding sentence. Within three months after the Executive Board has considered it plausible that the Company's equity has decreased to an amount equal to or less than one half of the paid up part of the capital, a General Meeting shall be held to discuss the measures to be taken, if necessary.

21.3. Notice of the General Meeting must be given to each person entitled to attend General Meetings. The notice shall be given in such manner as shall be authorized by law (including but not limited to a written notice, a legible and reproducible message sent by electronic means and an announcement published by electronic means). Notice of the meeting shall be given with due observance of the statutory notice period.

21.4. The notice shall state the business to be transacted as well as the other information prescribed by law or these Articles of Association.

If the proposal concerns an amendment of the Articles of Association or a reduction of the capital, then together with the notice a draft of the proposal in which the proposed amendment of the Articles of Association is included respectively in which the purpose of the capital reduction and the manner of realization is explained, will be available for each shareholder and any other person entitled to attend General Meetings for inspection at the offices of the Company and at such places - but in the case of a quotation as referred to in Article 9, paragraph 3 at least in Amsterdam - as will be specified in the notice convening the meeting until the General Meeting is held in which the resolution concerning the proposal is dealt with. The documents shall be available free of charge at the aforementioned places for shareholders and other persons entitled to attend General Meetings. With respect to proposals, in respect of which the provisions of this paragraph are not complied with and which are not announced subsequently with due observance of the notice period required, no valid resolutions can be adopted.

21.5. Shareholders representing at least one per cent (1%) of the issued share capital and shareholders representing a value of not less than fifty million euro (EUR 50,000,000) have the right to propose agenda items, provided that they submit their proposals to the Executive Board or the Supervisory Board by registered letter accompanied by proof of their shareholding.

If they have submitted their proposals no later than the sixtieth day prior to the day of the General Meeting to the Executive Board or the Supervisory Board, the Executive Board or the Supervisory Board must do so, unless in the opinion of the Executive Board or the Supervisory Board substantial interests of the Company dictate otherwise. A written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder of the ordinary shares in its collective deposit shall be proof of a holding of shares in bearer form as referred to in the first sentence of this paragraph.

21.6. Written requests as referred to in section 110, first subsection and section 114a, first subsection, Book 2 Dutch Civil Code, may be submitted electronically. Requests as referred to in section 110, first subsection and section 114a, first subsection, Book 2 Dutch Civil Code shall comply with conditions stipulated by the Executive Board subject to the approval of the Supervisory Board, which conditions shall be posted on the Company's website.

21.7. General Meetings shall be held in either Amersfoort, Boxmeer, Amsterdam, Rotterdam, The Hague, or in the municipality of Haarlemmermeer (Schiphol Airport).

<u>Admittance to and chairmanship of the General Meeting.</u>

<u>Article 22.</u>

22.1. Persons entitled to attend the General Meeting are entitled to attend the General Meeting, to take the floor at such meeting and- as far as they have voting rights - to vote. The members of the Executive Board and the Supervisory Directors of the Company also are entitled to attend the General Meeting, with the exception of any member of the Executive Board or Supervisory Director who has been suspended, and admittance shall further be granted to any person whom the Chairman of the meeting concerned has invited to attend the General Meeting or any part of that meeting.

22.2. Shareholders and other persons entitled to attend General Meetings may be represented by another person pursuant to a proxy in writing.

22.3. The Executive Board may, subject to the approval of the Supervisory Board, decide that each person entitled to attend General Meetings may by electronic means of communication directly take note of the business transacted at a General Meeting.

22.4. The Executive Board may, subject to the approval of the Supervisory Board, decide that each person entitled to attend General Meetings (and vote thereat) may, either in person or by written proxy, vote at and/or participate in that meeting by electronic means of communication, provided that such person can be identified through the electronic means of communication and furthermore provided that such person can directly take note of the business transacted at the meeting concerned. The Executive Board may, subject to the approval of the Supervisory Board, attach conditions to the use of the electronic means of communication, which conditions shall be announced at the convocation of the General Meeting and shall be posted on the Company's website.

22.5. Only if the law does not prescribe a fixed record date, the Executive Board shall, with due observance of the relevant statutory provisions, determine a record date for the General Meeting. Persons entitled to attend the General Meeting are those who at the record date have these rights and have been registered as such in a register designated by the Executive Board for that purpose, regardless of who would have been entitled to attend the General Meeting if a record date as contemplated in this paragraph had not been determined. The convocation notice for the meeting shall state the record date and the manner in which the persons entitled to attend the General Meeting may register and exercise their rights.

22.6. The Executive Board may, subject to the approval of the Supervisory Board decide that persons entitled to attend General Meetings and vote thereat may, within a period prior to the General Meeting to be set by the Executive Board, which period cannot begin prior to the registration date as meant in the previous paragraph, cast their votes electronically in a manner to be decided by the Executive Board and/or, if permitted by law, by post. Votes cast in accordance with the previous sentence are equal to votes cast at the meeting.

22.7. Before admission to a meeting, a shareholder or an other person entitled to attend General Meetings or his proxyholder shall sign an attendance list reflecting his name and the number of votes he may cast. If he is a proxyholder the name of the person represented shall also be reflected.

22.8. The General Meeting shall be presided by the Chairman of the Supervisory Board; the Chairman, however, even if he is present, may appoint another person to preside over the meeting. If the Chairman of the Supervisory Board is not present and has not appointed another person to preside over the meeting, then the members of the Supervisory Board that are present shall elect a Chairman. If none of the members of the Supervisory Board is present at the meeting, then the meeting shall elect a Chairman. The Chairman designates the secretary.

22.9. The ruling pronounced by the Chairman at the meeting in respect of the outcome of any vote shall be decisive. The same shall apply to the contents of any resolution passed, to the extent that the vote taken related to a proposal not recorded in writing. However, if immediately after the aforesaid ruling pronounced by the Chairman the correctness of that ruling is contested, another vote shall be taken if so desired by the majority at the meeting or - if the original vote was not taken on a poll or by a secret ballot - by any person present who is entitled to vote. Such new vote shall override the legal consequences of the original vote.

22.10. Unless a notarial record of the business transacted at the meeting is drawn up, the Chairman shall designate a person charged with keeping the minutes. The minutes shall be adopted by the Chairman or the secretary of the meeting or by the General Meeting at a subsequent meeting, in evidence of which the minutes shall be signed by the Chairman and the secretary of the meeting at which the minutes were adopted. On the basis of the attendance list referred to in paragraph 8 the notarial record mutatis mutandis the minutes shall state the number of the shares represented at the meeting and number of votes that can be cast; the attendance list referred to in paragraph 8 will not be a part of the notarial record or, mutatis mutandis, the minutes and shall not be at the disposal of a shareholder, unless the shareholder would prove to have a reasonable interest in the examination of the proper course of that meeting. If the General Meeting or the Executive Board or the Supervisory Board resolves to instruct a Civil Law Notary to draw up an official record of the proceedings at any General Meeting, or if one or several shareholders jointly representing at least one twentieth of the issued and outstanding share capital so decide, the Executive Board shall give a Civil Law Notary instruction to draw up such official record. The cost of the notarial record shall be borne by the Company.

22.11. The minutes of the General Meeting of shareholders shall be made available, on request, to shareholders no later than three months after the end of the meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three months. The minutes shall then be adopted in the manner provided for in the preceding paragraph.
In the event that a notarial record is prepared of the proceedings at the meeting, the provisions of this paragraph are not applicable.
Such notarial record needs to be prepared no later than three months after the end of the meeting and on request of the shareholder, be made available.

22.12. A certificate signed by the Chairman confirming that the General Meeting has adopted a particular resolution, shall constitute evindence of such resolution vis-á-vis third parties.

Voting rights. Decision-making.

Article 23.

23.1. Each share carries the right to cast one vote in the General Meeting.

23.2. No votes may be cast at the General Meeting in respect of shares which are held by the Company or any of its subsidiaries, nor in respect of shares the depository receipts of which are held by the Company or any of its subsidiaries. Usufructuaries and pledgees of shares which belong to the Company or its subsidiaries shall not, however, be excluded from the right to vote if the usufruct or pledge was created before the shares concerned were held by the Company or a subsidiary of the Company. The Company or a subsidiary of the Company may not cast votes for shares in respect of which the Company or the subsidiary possesses a pledge or usufruct.

23.3. In determining to which extent the shareholders cast votes, are present or are represented, or to which extent the share capital is represented the shares in respect of which no votes may be cast shall not be taken into account.

23.4. Unless the Articles of Association stipulate a larger majority, all resolutions of the General Meeting shall be passed by an absolute majority of the votes cast.

23.5. Blank votes and invalid votes shall not be counted.

23.6. The Chairman shall decide on the method of voting and on the possibility of voting by acclamation.

23.7. If at the election of persons the voting for and against the proposal is equally divided, another vote shall be taken at the same meeting; if then again the votes are equally divided, then - without prejudice to the provision in the next following sentence of this paragraph - a drawing of lots shall decide. If at an election of persons the vote is taken between more than two candidates and none of the candidates receives the absolute majority of votes, another vote where necessary after an interim vote and/or a drawing of lots- shall be taken between the two candidates who have received the largest number of votes in their favour. If the voting for and against any other proposal than as first referred to in this paragraph is equally divided, that proposal shall be deemed to be rejected.

23.8. If pursuant to the Articles of Association the validity of a resolution depends also upon the part of the issued and outstanding share capital represented at the meeting and if such quorum is not present at the meeting, then - unless elsewhere in these Articles of Association the contrary is provided with respect to any subject specifically mentioned there - a second meeting may be called and held at which such resolution may be passed irrespective of the part of the issued and outstanding share capital represented at that meeting. The notice calling such second meeting must state that and pursuant to which provision a resolution may be passed at that meeting irrespective of the part of the issued and outstanding share capital represented at that meeting. Notice calling the second meeting shall not be given until after the end of the first meeting. The second meeting must be held within six weeks after the first meeting.

Meetings of holders of shares of a particular class.

Article 24.

24.1. A meeting of holders of shares of a particular class shall be held whenever a resolution of the meeting of holders of that particular class is required by virtue of the law and/or provisions of the Articles of Association. Further the Executive Board, the Supervisory Board, as well as one or several holders of shares of a particular class who jointly represent at least one tenth of the capital issued in the form of shares of that particular class shall be equally authorised to call a meeting of holders of shares of that class. The term of notice of such meeting must be at least seven clear days before the day on which the meeting is held.

24.2. Admittance to the meeting of holders of shares of a particular class shall be given to:

a. the holders of shares of that class;

b. other persons entitled to attend General Meetings;

c. every member of the Executive Board and every Supervisory Director;

d. any other persons whom the chairman of the meeting concerned has invited to attend the meeting.

24.3. Notice of a meeting of holders of cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares or series cumulative preference 'E' shares shall be given in writing or by legible and reproducible electronic communications.

24.4. At a meeting of holders of cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares or one of the series cumulative preference 'E' shares at which the entire issued capital in shares of a particular class is represented, valid resolutions may be adopted, provided that they are passed by unanimous vote, even if the requirements in respect of the place of the meeting, the manner of notice, the term of notice and the stating in the notice of the items of business to be transacted, have not been observed.

24.5. If at a meeting of holders of shares of a particular class the voting for and against a proposal is equally divided, that proposal shall be rejected.

24.6. Without prejudice to the preceding provisions of this Article, the provisions of Articles 21, paragraphs 3, 4, 5 and 6, Article 22, paragraph 2, 3, 4 and 7 up to and including 9 and Article 23 shall apply mutatis mutandis to the meetings of holders of shares of a particular class, provided that the provisions of Articles 21 up to and including 23 shall apply mutatis mutandis to the meetings of holders of ordinary shares.

Decision-making outside a meeting.

Article 25.

25.1. Any resolution which holders of cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares and each of the series cumulative preference 'E' shares entitled to vote, pledgees entitled to vote and usufructuaries of those shares entitled to vote can pass at a meeting of holders of shares of a particular class may also be passed by them outside a meeting, provided that all holders of shares of the class concerned express themselves in writing in favour of the proposal concerned and provided that the members of the Executive Board and Supervisory Directors have been given the opportunity to give advise on the proposal. The persons who have passed a resolution outside a meeting shall immediately inform the Executive Board and the Supervisory Board of that resolution.

25.2. The Executive Board may, subject to the approval of the Supervisory Board, decide that written resolutions as referred to in paragraph 1 of this article can be adopted by electronic means of communication. The Executive Board may, subject to the approval of the Supervisory Board, attach conditions to the use of the electronic means of communication, which conditions shall be posted on the Company's website.

25.3. Any resolution passed outside a meeting shall be announced at the next meeting of holders of shares of the particular class concerned. During that meeting the documents showing the manner of decision-making outside a meeting shall be open to the inspection of the persons entitled to attend that meetings; said documents shall subsequently be inserted in the minute book.

Financial Year. Annual accounts.

Article 26.

26.1. The financial year shall coincide with the calendar year.

26.2. Annually, within the period set under or pursuant to the law the Executive Board shall make generally available: the annual accounts, the annual report, the auditor's statement as well as other information which, under or pursuant to the law, must be made generally available together with the annual accounts.

26.3. The annual accounts shall be signed by all members of the Executive Board and all Supervisory Directors. If the signature of one or more of the members of the Executive Board and/or one or more of the Supervisory Directors are missing, this and the reason for such absence shall be stated.

26.4. The Company shall ensure that the annual accounts, the annual report, the auditor's statement and the other particulars mentioned in paragraph 1 shall be available at the office of the Company as soon as possible but not later than as from the date of notice calling the General Meeting intended for the discussion and approval thereof, and at the address mentioned in the notice. Said documents shall be open to the inspection of the shareholders and other persons entitled to attend General Meetings at the office of the Company and copies thereof may be obtained by them free of charge. Third parties can obtain copies at cost price at the addresses mentioned above.

26.5. If an auditor's certificate on the annual accounts is required and the General Meeting has not had the opportunity of inspecting that certificate, the annual accounts cannot be approved unless a legitimate reason for the absence of the certificate is stated in the added particulars.

26.6. If the annual accounts are adopted in amended form after correction, copies of such amended annual accounts may be obtained by the shareholders and other persons entitled to attend General Meetings free of charge.

Auditor.

Article 27.

27.1. The General Meeting shall instruct a chartered accountant or other expert as defined in Section 393 of Book 2 - both to be referred to herein as: the auditor or, as the case may be, an organisation in which such experts work together, to conduct an examination of the annual accounts. If the General Meeting fails to give such instruction the Supervisory Board or - if it fails to give such instruction - the Executive Board shall be authorised and required to do so. The General Meeting and the one which has given such assignment may revoke the instruction as first referred to in this paragraph and give that instruction to another auditor for good reasons only with due observance of Section 393 subsection 2 of Book 2. Furthermore, the assignment given by the Executive Board may be revoked by the Supervisory Board and be given to an other auditor.

27.2. The auditor shall report on his audit to the Executive Board and to the Supervisory Board and shall set out the result of his audit in a certificate.

Annual meeting.

Article 28.

Each year at least one General Meeting shall be held within the period set under or pursuant to the law.

Profits and losses.

Article 29.

29.1. a. From the profits made in the preceding financial year, first of all, if possible, shall be paid on the cumulative preference 'A' shares a percentage of the amount compulsorily paid on those shares, which percentage on a yearly basis is equal to the arithmetic mean of the effective yield of the Netherlands Government Loans with a maturity of seven to eight years as calculated by the Central Bureau of Statistics and entered in the Official Price List of Euronext Amsterdam N.V., for the last twenty Stock Exchange business days prior to the fifth working day before the day the cumulative preference 'A' shares were issued, increased by a surcharge that has been determined by the Executive Board at a rate of one forty/hundredth per cent. If in the course of any financial year an issue of cumulative preference 'A' shares has taken place, the dividend with respect to that financial year shall be reduced pro rata to the day of issue.

b. For the first time on the thirty-first day of December two thousand three and every seven years thereafter the percentage will be determined again in the way as described under a, provided that the level of the surcharge there referred to shall be determined by the Executive Board subject to the approval of the Supervisory Board and after approval of the meeting of holders of cumulative preference 'A' shares with a maximum of five per cent.

c. If the profits realised in any financial year are not sufficient to pay the said percentage (including the applicable surcharge), the said percentage (including the applicable surcharge) shall be paid from the reserves for as much as necessary, without prejudice to paragraph 7, provided that the payment may not be from the account of the share premium reserve 'A', as prescribed hereinafter under e. If the free distributable reserves in any financial year are not sufficient to pay the said percentage (including the applicable surcharge), the provisions under a of this paragraph and the paragraphs 2, 3, 4 and 5 shall apply in subsequent years only after the deficit has been recovered.

d. No further distributions other than those prescribed in this Article and in Article 30 shall be made on the cumulative preference 'A' shares.

e. In addition to any other reserves, the Company has a share premium reserve 'A' to the share premium reserve 'A' an amount equal to the capital surplus paid on the cumulative preference 'A' shares shall be added. The holders of cumulative preference 'A' shares are entitled to the share premium reserve 'A'.

Losses shall not be charged against the share premium reserve 'A', unless it concerns losses which cannot be defrayed or discharged out of a reserve, not being the share premium reserve 'A'. Losses shall, if and insofar as possible, be written off from the share premium reserve 'A' at the time of the resolution to write off. If a write off, as referred to in the previous sentence, has taken place against the share premium reserve 'A', the profits made in subsequent years shall first of all be allocated to clear off the amount, which was written off from the share premium reserve 'A', provided that the amount of an allocation of the share premium reserve 'A' shall be reduced pro rata to the number of cumulative preference 'A' shares, which were held by the Company at the time of the allocation, but were held by one or more others at the time of the write off as mentioned hereinbefore.

29.2. a. From the profits that remain after the application of paragraph 1, shall be paid, if possible, on the cumulative preference 'D' shares an amount equal to the percentage on a yearly basis of the amount prescribed paid in, on the said shares as at the opening of the financial year with respect to which the distribution is made or, if the issue of the cumulative preference 'D' shares has taken place in the course of the said financial year, as at the date on which the shares concerned were issued.

b. The percentage as referred to under a. hereinbefore shall be equal to the value of the EURIBOR-percentage for loans with a duration of one month, weighted on the basis of the number of days during which this percentage applied, during the financial year in respect of which the distribution is being made, augmented by two five/tenth per cent (2,5%). In the event that the amount prescribed to be paid in on the cumulative preference 'D' shares has been reduced or, pursuant to a resolution regarding further payment, increased during the financial year in respect of which the distribution is being made, the said distribution shall be reduced or increased by an amount equal to the percentage of the amount of the reduction or increase as referred to hereinbefore, calculated from the moment the reduction was effected or at which further payment became compulsory.

c. If and in so far as the profit is not sufficient fully to effect the distribution as referred to in this paragraph, the shortfall shall be distributed from the reserves in so far as this does not violate the provisions of paragraph 7 of this Article, provided that the payment may not be from the account of the share premium reserve 'A'. If and in so far as the distribution as referred to in the first sentence cannot be made from the reserves - after application of the provisions of the first paragraph - such a distribution to the holders of cumulative preference 'D' shares shall first be made from the profit for subsequent financial years as to fully make up for the shortfall before the provisions of the following paragraphs of this Article may be effected.

d. No distributions other than those prescribed in this Article and in Article 32 hereinafter shall be made on cumulative preference 'D' shares.

e. If the profit for a specific financial year is adopted and one or more cumulative preference 'D' shares have been cancelled on repayment during that financial year, those who were the holders of the cumulative preference 'D' shares in question at the time of the said cancellation, as evidenced by the shareholders' register as referred to in Article 7 hereinbefore, shall have a non-negotiable right to distribution of the profit as outlined hereinafter. The profit to be distributed where possible to the said holder of cumulative preference 'D' shares shall be equal to the value of the distribution to which the party concerned would be entitled on the grounds of the provisions of this paragraph if he had still been the holder of the cumulative preference 'D' shares as referred to hereinbefore at the time the profit was adopted, calculated on a pro rata basis over the period during which he was the holder of the said cumulative preference 'D' shares in the financial year in question, from which distribution a deduction shall be made in the amount of the distribution having been made in accordance with the provisions of paragraph 8 hereinafter.

f. In the event that an issue of cumulative preference 'D' shares has been made in the course of any financial year, the dividend on the cumulative preference 'D' shares concerned shall be deducted proportionately until the relevant date of issue.

29.3. a. A dividend shall subsequently be distributed on the cumulative preference 'E' shares of each series equal to a percentage calculated on the amount paid up on the cumulative preference 'E' shares of the relevant series by taking the arithmetic mean of the effective yield on the Netherlands Government Loans to be outlined hereinafter as drawn up by the Netherlands Central Statistical Office and entered in the official price list of Euronext Amsterdam N.V. for the last twenty trading days prior to the date of initial issue of cumulative preference 'E' shares of the related series.

b. The Netherlands Government Loans as referred to in the preceding paragraph shall be taken to include the Netherlands Government Loans having a (residual) term of seven to eight years. In the event that the effective yield on these Netherlands Government Loans is not computed by the Netherlands Central Statistical Office or entered in the official price list of Euronext Amsterdam N.V. at the time the calculation of the dividend percentage is made, the Netherlands Government Loans as referred to in the preceding paragraph shall be taken to mean the Netherlands Government Loans having a (residual) term which matches as closely as possible a (residual) term of seven to eight years the effective yield of which is computed by the Netherlands Central Statistical Office and published as referred to hereinbefore at the time the calculation of the dividend percentage is made, albeit with a maximum (residual) term of eight years.

c. On the first day of January of the year following the year in which seven years will have elapsed following the date on which cumulative preference 'E' shares of the relevant series were issued and every seven years thereafter, the dividend percentage of cumulative preference 'E' shares of the relevant series will be adjusted to the effective yield of the Netherlands Government Loans as referred to in the preceding clauses, calculated in the manner as outlined hereinbefore, with the proviso that the stated average shall be calculated on the last twenty trading days prior to the date as at which the dividend percentage is being adjusted.

d. If and in so far as the profit is not sufficient fully to effect the distribution as referred to in this paragraph, the shortfall shall be distributed from the reserves in so far as this does not violate the provisions of paragraph 7 of this Article, provided that the payment may not be to the account from the share premium reserve A. If and in so far as the distribution as referred to in this paragraph cannot be made from the reserves, such a distribution to the holders of cumulative preference 'E' shares shall first be made, subject to application of the provisions of paragraph 2 hereinbefore, from the profit for subsequent financial years as to fully make up for the shortfall before the provisions of the following paragraphs of this Article may be effected. In the event that the provisions of this clause d. are applied, the holders of the various series shall receive equal treatment.

e. In the event that the amount prescribed to be paid in on the cumulative preference 'E' shares has been reduced during the financial year in respect of which the distribution is being made, the said distribution will be reduced by an amount equal to the percentage of the amount of the reduction as referred to hereinbefore, calculated from the moment the reduction was effected. No distributions other than those prescribed in this Article and in Article 32 hereinafter shall be made on cumulative preference 'E' shares.

f. If the profit for a specific financial year is adopted and one or more cumulative preference 'E' shares have been cancelled on repayment during that financial year, those who were the holders of the cumulative preference 'E' shares in question at the time of the said cancellation, as evidenced by the shareholders' register as referred to in Article 7 hereinbefore, shall have a non-negotiable right to distribution of the profit as outlined hereinafter. The profit to be distributed where possible to the said holder of cumulative preference 'E' shares shall be equal to the value of the distribution to which the party concerned would be entitled on the grounds of the provisions of this paragraph if he had still been the holder of the cumulative preference 'E' shares as referred to hereinbefore at the time the profit was adopted, calculated on a pro rata basis over the period during which he was the holder of the said cumulative preference 'E' shares in the financial year in question, from which distribution shall be deducted the value of the distribution having been made in accordance with the provisions of paragraph 8 of this Article.

g. In the event of the first issue of cumulative preference 'E' shares forming part of a series having been made in the course of any financial year, the dividend on the cumulative preference 'E' shares concerned shall be deducted proportionately until the first date of issue.

29.4. From the profits which shall remain after application of the provisions of paragraph 3 such amounts will be reserved as the Executive Board subject to the approval of the Supervisory Board shall decide.

29.5. The profit remaining after satisfaction of the provisions of the previous paragraphs of this Article shall be at the free disposal of the General Meeting. In a tie vote regarding a proposal to distribute or reserve profits, the profits concerned shall be reserved.

29.6. Any distribution other than an interim dividend may be made only after approval of the annual accounts which show that they are justified.

29.7. The Company may distribute profits only if and to the extent that its shareholders' equity is greater than the sum of the paid and called-up part of the issued capital and the reserves which must be maintained by virtue of the law.

29.8. In the event of cancellation with repayment of cumulative preference 'A' shares and/or cumulative preference 'D' shares and/or cumulative preference 'E' shares a distribution will be made on the cancelled cumulative preference 'A' shares respectively cumulative preference 'D' shares respectively cumulative preference 'E' shares on the day of repayment, which distribution will be calculated as much as possible in accordance with the provisions of paragraph 1 respectively paragraph 2 respectively paragraph 3 of this Article and pro rata temporis to be calculated on the period from the day on which a distribution as meant in paragraph 1 was made for the last time - or if the cumulative preference 'A' shares respectively cumulative preference 'D' shares respectively cumulative preference 'E' shares have been issued following such day: from the day of issue - until the day of repayment, without prejudice to the provisions of Article 105, Book 2.

29.9. For the purposes of determining the allocation of profits any shares or depository receipts held by the Company and any shares or depository receipts of which the Company has a usufruct shall not be taken into account.

29.10. The General Meeting shall be authorised to resolve, at the proposal of the Executive Board, which proposal shall be subject to the approval of the Supervisory Board, to make distributions to the holders of ordinary shares from the general reserves.

29.11. Without prejudice to the provisions in Article 105, Book 2, interim dividends shall automatically be distributed on the cumulative preference 'A' shares semi-annually. The Executive Board subject to the approval of the Supervisory Board may resolve to declare interim dividends on the other classes of shares. Dividend payments as referred to in the second sentence of this paragraph may be made only if following the payment of such dividend, the interim dividend as referred to in the first sentence of this paragraph can still be made and furthermore if the provisions in Article 105, paragraph 4, Book 2 have been met.

Article 30.

30.1. Dividends shall be made payable and distributable with effect from a date to be determined by the Supervisory Board, which date may differ for distributions on ordinary shares, on cumulative preference 'A' shares, on cumulative preference 'D' shares and for distributions on series cumulative preference 'E' shares. Dividends which have not been collected within five years of the start of the second day on which day became due and payable shall revert to the Company.

30.2. Subject to the approval of the Supervisory Board, the Executive Board shall be authorised to determine that a distribution on ordinary shares whole or partly shall be made in the form of ordinary shares in the capital of the Company rather than cash, or to determine that the holders of ordinary shares whole or partly shall have the choice between distribution in cash or in the form of ordinary shares in the capital of the Company, in so far as the Executive Board has been appointed, in accordance with the provisions of Article 8 hereinbefore, as an administrative body authorised to resolve to issue such shares. Subject to the approval of the Supervisory Board, the Executive Board shall determine the conditions on which such a choice may be made. If the Executive Board is not appointed as the authorised body as mentioned hereinbefore, the General Meeting will have the authority as mentioned hereinbefore on the proposal of the Executive Board subject to the approval of the Supervisory Board.

Special resolutions.

Article 31.

31.1. If cumulative preference 'A' shares are held by parties other than the Company, the following resolutions of the General Meeting may be passed only with the aforegoing approval of the meeting of holders of cumulative preference 'A' shares:

a. a resolution to amend the articles 17, paragraph 4, 21, paragraph 2, 22, paragraph 10, 29, 32 and this Article 31, paragraph 1;

b. resolution to issue cumulative preference 'A' shares and a resolution to appoint the Executive Board as the authorised body to issue cumulative preference 'A' shares as mentioned in Article 8;

c. a resolution to authorise the Executive Board to acquisition by the Company of shares in its own capital and a resolution to reduce the issued capital as provided in the Articles 10 and 11.

31.2. Without prejudice to the provisions of paragraph 1 a resolution to amend these Articles of Association or to wind up the Company may only be adopted at the proposal of the Supervisory Board.

31.3. Without prejudice to the provisions of paragraph 1 and paragraph 2 a resolution to wind up the Company may only be adopted in a General Meeting in which at least half of the issued share capital is represented. If at a meeting in which the proposal to adopt a resolution to wind up the Company, the required capital is not represented, then a second meeting shall be called, to be held ultimately forty-five (45) days after the first meeting and where, regardless of the capital represented the resolution to wind up the Company can be adopted. In the notice of convocation of the new meeting, it must be stated that and why a resolution to wind up the Company can be adopted regardless of the capital represented at the meeting.

Winding up and liquidation.

Article 32.

32.1. If the Company is wound up by resolution of the General Meeting, the liquidation shall be carried out in accordance with the provisions of the law. During the liquidation period the Articles of Association shall, wherever possible, remain in full force.

32.2. In the event of its voluntary winding up the Company shall continue in existence for such period of time as the liquidation of its assets and liabilities may require.

32.3. In any document issued and notice served by the Company in the course of its winding up the words: "in liquidation" must be added to its name.

32.4. Unless otherwise resolved by the General Meeting or unless otherwise provided by law, the members of the Executive Board of the Company shall be the liquidators of the Company.

32.5. All reports and statements concerning the winding up and the liquidation as required by law shall be filed by the liquidators at the Commercial Register.

32.6. The surplus assets remaining after all the Company's liabilities have been satisfied shall, if possible, be applied successively as follows:

a. to the holders of cumulative preference 'A' shares shall be distributed the amount compulsorily paid on their shares, increased with the deficit of distributable dividend in the previous years, the balance of the share premium reserve 'A' and increased with a percentage on a yearly basis, referred to in Article 29, paragraph 1, of the amount compulsorily paid on those shares over the period on which no (interim)dividend has been paid on those shares until the date of distribution according to the plan of liquidation;

b. to the holders of cumulative preference 'D' shares of the nominal value paid in per cumulative preference 'D' share held by them, augmented by the deficit of distributable dividend in the previous years and an amount equal to the percentage of the amount prescribed to have been paid in on the cumulative preference 'D' shares, as referred to in Article 29, paragraph 2, and calculated on each year or portion thereof in the period commencing on the day following the period with respect to which dividend was most recently paid on the cumulative preference 'D' shares, and ending on the date of the distribution on cumulative preference 'D' shares as referred to in this Article;

c. to the holders of cumulative preference 'E' shares of the value paid in per cumulative preference 'E' share held by them, augmented by the deficit of distributable dividend in the previous years and an amount equal to the percentage calculated on the amount paid up on the cumulative preference 'E' shares as referred to in Article 29, paragraph 3, sub a., calculated on each year or portion thereof in the period commencing on the day following the period on which dividend was most recently paid on the cumulative preference 'E' shares and ending on the date of the distribution on cumulative preference 'E' shares as referred to in this Article; no distinction shall be made in the treatment of the holders of different series of cumulative preference 'E' shares;

d. the balance shall be distributed among the holders of ordinary shares in proportion to the number of ordinary shares held by each of them.

32.7. After the legal entity has ceased to exist the books and records and other data carriers of the Company shall remain in the custody of the person designated for that purpose by the liquidators for a period of seven years.

The required ministerial declaration of no-objection was granted on the twelfth day of March two thousand and ten, number N.V. 490.582.
The ministerial declaration of no-objection and a document in evidence of the resolutions, referred to in the head of this deed, are attached to this deed.
In witness whereof the original of this deed which will be retained by me, notaris, is executed in Amsterdam, on the date first mentioned in the head of this deed.
Having conveyed the substance of the deed and given an explanation thereto and following the statement of the person appearing that she has taken note of the contents of the deed and agrees with the partial reading thereof, this deed is signed, immediately after reading those parts of the deed which the law requires to be read, by the person appearing, who is known to me, notaris, and by myself, notaris, at eight hours and thirty-five minutes.
(signed): E. Julius, S.M. Versteege.



STATUTEN
van de naamloze vennootschap:
Nutreco N.V.
gevestigd te Boxmeer

1 juli 2010

AKTE VAN STATUTENWIJZIGING
NUTRECO HOLDING N.V.
(NA STATUTENWIJZIGING GENAAMD:
NUTRECO N.V.)

Op een juli tweeduizendtien verschijnt voor mij, Mr Sophie Marie Versteege, kandidaat-notaris, hierna te noemen "notaris", als waarnemer van de met verlof afwezige Mr Marielle Henriette Legein, notaris met plaats van vestiging te Amsterdam:
Mr Eva Julius, kandidaat-notaris, werkzaam ten kantore van de naamloze vennootschap: De Brauw Blackstone Westbroek N.V., statutair gevestigd te Amsterdam, met adres: 1082 MD Amsterdam, Claude Debussylaan 80, geboren te Amsterdam op twaalf augustus negentienhonderdeenentachtig.
De comparante verklaart dat op een april tweeduizendtien door de algemene vergadering van aandeelhouders van de naamloze vennootschap: **Nutreco Holding N.V.**, statutair gevestigd te Boxmeer en met adres: 5831 JN Boxmeer, Veerstraat 38, nummer N.V. 490.582, nummer handelsregister 16074305, op voorstel van de raad van commissarissen is besloten de statuten van die vennootschap te wijzigen en de comparante te machtigen deze akte te doen verlijden.
Ter uitvoering van die besluiten verklaart de comparante de statuten van de vennootschap zodanig te wijzigen, dat zij in hun geheel komen te luiden als volgt

S T A T U T E N :

Naam. Zetel.

Artikel 1.

1.1. De vennootschap is een naamloze vennootschap en draagt de naam: Nutreco N.V.

1.2. De vennootschap is gevestigd te Boxmeer.
Zij kan elders, ook buiten Nederland, nevenvestigingen hebben.

Doel.

Artikel 2.

2.1. De vennootschap heeft ten doel het oprichten en medeoprichten van, het deelnemen in, het financieren met inbegrip van het stellen van zekerheid of het zich verbinden voor verplichtingen van vennootschappen en ondernemingen waarmede de vennootschap in een groep is verbonden, danwel waarin de vennootschap een deelneming bezit of waarmede de vennootschap op andere wijze samenwerkt en het voeren van het bestuur over- en zelf exploiteren van ondernemingen op het terrein van diervoeding en visvoer, met al hetgeen daartoe in de ruimste zin behoort of daartoe bevorderlijk kan zijn, alsmede het oprichten en medeoprichten van-, deelnemen in-, voeren van bestuur over en het eventueel zelf exploiteren van ondernemingen van andere aard.

2.2. De vennootschap mag niet, met het oog op het nemen of verkrijgen door anderen van aandelen in haar kapitaal of van certificaten daarvan, leningen verstrekken, zekerheid stellen, een koersgarantie geven, zich op andere wijze sterk maken of zich hoofdelijk of anderszins naast of voor anderen verbinden. Het in de vorige volzin bepaalde geldt niet indien aandelen of certificaten worden verkregen door of voor rekening van werknemers in dienst van de vennootschap of van een groepsmaatschappij.

2.3. De vorenbedoelde doelomschrijving moet worden toegepast in de ruimst mogelijke zin.

2.4. De raad van bestuur is bevoegd zonder goedkeuring van de algemene vergadering, onder goedkeuring van de raad van commissarissen, rechtshandelingen aan te gaan als bedoeld in artikel 94 van Boek 2.

Kapitaal.

Artikel 3.

3.1. Het maatschappelijk kapitaal van de vennootschap bedraagt eenenveertig miljoen vijfhonderdtwintigduizend euro (EUR 41.520.000,--), verdeeld in vijfenvijftig miljoen (55.000.000) gewone aandelen, zestien miljoen (16.000.000) cumulatief preferente aandelen A, eenenzeventig miljoen (71.000.000) cumulatief preferente aandelen D en eenendertig miljoen (31.000.000) cumulatief financierings preferente aandelen E - hierna te noemen: "cumulatief preferente aandelen E" - onderverdeeld in vijf series, genummerd 1 tot en met 5, van elk zes miljoen tweehonderdduizend (6.200.000) cumulatief preferente aandelen E.

3.2. Elk van de in lid 1 van dit artikel bedoelde aandelen is nominaal groot vierentwintig eurocent (EUR 0,24).

Begripsbepalingen.

Artikel 4.

4.1. In de statuten wordt verstaan onder:

a. Boek 2: Boek 2 van het Burgerlijk Wetboek;

b. raad van bestuur/lid/leden raad van bestuur: het bestuur/de bestuurder(s) van de vennootschap in de zin van Boek 2;

c. de algemene vergadering: de algemene vergadering van aandeelhouders als orgaan van de vennootschap, alsook bijeenkomsten van dit orgaan;

d. aandelen: zowel de gewone aandelen, de cumulatief preferente aandelen A, de cumulatief preferente aandelen D, als elk van de series cumulatief preferente aandelen E in het kapitaal van de vennootschap, tenzij anders blijkt of kennelijk anders is bedoeld;

e. aandeelhouders: zowel de houders van gewone aandelen, de houders van cumulatief preferente aandelen A, de houders van cumulatief preferente aandelen D en de houders van elk van de series cumulatief preferente aandelen E, tenzij anders blijkt of kennelijk anders is bedoeld;

f. blokkeringsregeling: de in de statuten opgenomen bepalingen die de vrije overdraagbaarheid van cumulatief preferente aandelen A, cumulatief preferente aandelen D en elk van de series cumulatief preferente aandelen E beperken;

g. certificaten: zonder medewerking van de vennootschap uitgegeven certificaten van aandelen;

h. vergadergerechtigden: aandeelhouders met of zonder stemrecht, zomede stemgerechtigde vruchtgebruikers van aandelen en stemgerechtigde pandhouders van aandelen, alles onverminderd artikel 22, lid 1;

i. certificaathoudersrechten: de rechten die de wet toekent aan vergadergerechtigden, onder meer omvattende het recht te worden opgeroepen tot algemene vergaderingen, het recht die vergaderingen bij te wonen en daarin het woord te voeren;

j. jaarrekening: de balans en de winst- en verliesrekening met de toelichting;

k. verplicht gestorte bedrag: het door de aandeelhouders van een bepaalde soort op hun aandelen gestorte nominale bedrag van die aandelen tezamen met het verplicht op die aandelen gestorte agio.

4.2. Onder: "schriftelijk" wordt in deze statuten tevens verstaan: telegrafisch, per telex, per telecopier of via enig ander telecommunicatiemiddel dat in staat is geschreven tekst over te brengen.

Aandelen. Aandeelbewijs voor gewone aandelen aan toonder. Certificaten. Vruchtgebruik en pandrecht op aandelen.

Artikel 5.

5.1. De gewone aandelen luiden aan toonder of, ter keuze van de aandeelhouder, op naam. De cumulatief preferente aandelen A, de cumulatief preferente aandelen D en elk van de series cumulatief preferente aandelen E luiden op naam.
Voor aandelen op naam worden geen aandeelbewijzen uitgegeven. De houders van aandelen op naam staan in het aandeelhoudersregister vermeld.
De cumulatief preferente aandelen A worden aangeduid met de afkorting: CPA, de cumulatief preferente aandelen D met de afkorting: CPD en de series cumulatief preferente aandelen E met de afkorting: 1CPE respectievelijk 2CPE, respectievelijk 3CPE, respectievelijk 4CPE, respectievelijk 5CPE. De raad van bestuur kan de aandelen van een doorlopende nummering voorzien; in dat geval begint de aanduiding van de gewone aandelen met 1, de aanduiding van de cumulatief preferente aandelen A met CPA1, de aanduiding van de cumulatief preferente aandelen D met CPD1 en de aanduiding van de vijf series cumulatief preferente aandelen E met 1CPE1 respectievelijk 2CPE1, respectievelijk 3CPE1, respectievelijk 4CPE1, respectievelijk 5CPE1. De raad van bestuur kan, met inachtneming van het bepaalde in de vorige zin, de nummervolgorde van aandelen wijzigen.

5.2. Alle gewone aandelen aan toonder worden belichaamd in een aandeelbewijs.

5.3. Bij de inschrijving op uit te geven gewone aandelen aan toonder ontvangt degene die jegens de vennootschap recht op een gewoon aandeel verkrijgt een recht terzake van een gewoon aandeel aan toonder op de hierna bepaalde wijze.

5.4. De vennootschap doet het in lid 2 bedoelde aandeelbewijs voor de rechthebbende(n) bewaren door het Nederlands Centraal Instituut voor Giraal Effectenverkeer, zijnde het centraal instituut in de zin van de Wet giraal effectenverkeer (hierna: "Necigef").

5.5. De vennootschap kent aan een rechthebbende een recht terzake van een gewoon aandeel toe doordat (a) Necigef de vennootschap in staat stelt een aandeel op het desbetreffende aandeelbewijs bij te (doen) schrijven en (b) de rechthebbende een aangesloten instelling, als bedoeld in de Wet giraal effectenverkeer (hierna: "Aangesloten Instelling") aanwijst, die hem dienovereenkomstig als deelgenoot (hierna: "Deelgenoot") in het verzameldepot in de zin van de Wet giraal effectenverkeer, crediteert.

5.6. Het beheer over het aandeelbewijs is onherroepelijk aan Necigef opgedragen en Necigef is onherroepelijk gevolmachtigd namens de rechthebbende(n) ter zake van de desbetreffende aandelen al het nodige te doen, waaronder aanvaarden, leveren en medewerken aan bijschrijving op en afschrijving van het aandeelbewijs.

5.7. Indien een Deelgenoot van de Aangesloten Instelling uitlevering wenst van een of meer gewone aandelen aan toonder tot ten hoogste een hoeveelheid waarvoor hij Deelgenoot is, zal (a) Necigef bij akte de aandelen aan de rechthebbende leveren, (b) de vennootschap de levering erkennen, (c) Necigef de vennootschap in staat stellen de aandelen van het aandeelbewijs af te (doen) schrijven, (d) de desbetreffende Aangesloten Instelling de rechthebbende dienovereenkomstig als Deelgenoot in haar verzameldepot debiteren en (e) de vennootschap de houder als houder van een aandeel op naam in het aandeelhoudersregister (doen) inschrijven. De vennootschap mag de aandeelhouder die zijn aandelen op naam of aan toonder doet stellen op grond van het bepaalde in dit lid of in lid 8 niet meer dan de kosten daarvan in rekening brengen.

5.8. Een houder van een gewoon aandeel op naam kan dit te allen tijde aan toonder doen stellen doordat (a) de rechthebbende dit aandeel bij akte aan Necigef levert, (b) de vennootschap de levering erkent, (c) Necigef de vennootschap in staat stelt een aandeel op het aandeelbewijs bij te (doen) schrijven, (d) een door de rechthebbende aangewezen Aangesloten Instelling de rechthebbende dienovereenkomstig als Deelgenoot in haar verzameldepot crediteert en (e) de vennootschap de rechthebbende als houder van het desbetreffende aandeel uit het aandeelhoudersregister uitschrijft/doet uitschrijven.

5.9. Het aandeelbewijs wordt eigenhandig getekend door een lid van de raad van bestuur.

5.10. Indien het aandeelbewijs in het ongerede is geraakt, kan daarvoor door de raad van bestuur een duplicaatbewijs worden uitgegeven, onder zodanige voorwaarden als de raad van bestuur daaraan zal verbinden. Na uitgifte van dit stuk, dat het woord duplicaat zal dragen, is het oorspronkelijke stuk ten opzichte van de vennootschap waardeloos.

5.11. De vennootschap kan geen medewerking verlenen aan het uitgeven van certificaten van aandelen.

5.12. Op aandelen kan vruchtgebruik worden gevestigd. Indien bij de vestiging van het vruchtgebruik is bepaald dat het stemrecht toekomt aan de vruchtgebruiker en de vruchtgebruiker een persoon is aan wie de aandelen niet vrijelijk kunnen worden overgedragen, komt hem dit recht slechts toe, indien de toekenning van het stemrecht aan de vruchtgebruiker, alsmede - bij overdracht of overgang van het vruchtgebruik - de overgang van het stemrecht is goedgekeurd door de algemene vergadering met een meerderheid van ten minste vijfenzeventig procent (75%) van de uitgebrachte stemmen.

5.13. Op aandelen kan pandrecht worden gevestigd. Indien bij de vestiging van het pandrecht is bepaald dat het stemrecht toekomt aan de pandhouder en de pandhouder een persoon is aan wie de aandelen niet vrijelijk kunnen worden overgedragen, komt hem dit recht slechts toe, indien de vestiging van het pandrecht is goedgekeurd door de

algemene vergadering met een meerderheid van ten minste vijfenzeventig procent (75%) van de uitgebrachte stemmen.
Treedt een ander in de rechten van de pandhouder, dan komt hem het stemrecht slechts toe, indien de algemene vergadering de overgang van het stemrecht goedkeurt met een meerderheid van vijfenzeventig procent (75%) van de uitgebrachte stemmen.

5.14. Aan de aandeelhouder die geen stemrecht heeft als gevolg van een op zijn aandelen rustend vruchtgebruik of pandrecht, aan stemgerechtigde vruchtgebruikers van aandelen en aan stemgerechtigde pandhouders van aandelen komen de certificaathoudersrechten toe.

Levering van aandelen op naam. Uitoefening aandeelhoudersrechten.

Artikel 6.

6.1. Voor de levering van een aandeel op naam is een daartoe bestemde akte vereist met inachtneming van het bepaalde in artikel 86c, Boek 2. Indien het niet volgestorte cumulatief preferente aandelen D betreft, kan de erkenning slechts geschieden wanneer de akte een vaste dagtekening draagt.

6.2. Het bepaalde in lid 1 van dit artikel is op gelijke wijze van toepassing op de vestiging en overdracht van vruchtgebruik op aandelen op naam, de vestiging van pandrecht op aandelen op naam en op de verdeling van een gemeenschap waartoe aandelen op naam behoren of waartoe een vruchtgebruik op aandelen op naam behoort.

Opgaaf van woonplaats en adres. Oproepingen en kennisgevingen. Register van aandeelhouders.

Artikel 7.

7.1. Houders van aandelen op naam, pandhouders en vruchtgebruikers van aandelen op naam dienen hun woonplaats en adres schriftelijk op te geven aan de vennootschap.

7.2. Tenzij deze statuten anders bepalen, geschieden oproepingen, kennisgevingen, mededelingen en, in het algemeen, alle berichten die bestemd zijn voor de vennootschap en/of een vennootschapsorgaan, schriftelijk aan het adres van de vennootschap.

7.3. Door de raad van bestuur wordt een register gehouden, waarin de inschrijving geschiedt van:

a. de namen en adressen van alle houders van aandelen op naam, zoals zij die aan de vennootschap hebben opgegeven, het aantal door hen gehouden aandelen, met vermelding van de soort en de eventuele verdere aanduidingen daarvan en voorts met vermelding van de datum waarop zij de aandelen hebben verkregen, de datum van de erkenning of betekening en de datum van inschrijving, alsmede de vermelding van het op ieder aandeel gestorte bedrag;

b. de namen en adressen van vruchtgebruikers en pandhouders van aandelen op naam, zoals zij die aan de vennootschap hebben opgegeven, met vermelding van de datum waarop zij het recht hebben verkregen, het aantal en de soort(en) aandelen waarop hun recht rust en de eventuele verdere aanduidingen daarvan, de datum van erkenning of betekening en de datum van inschrijving, alsmede de vermelding of aan de betrokken vruchtgebruiker of pandhouder al dan niet het stemrecht en de certificaathoudersrechten toekomen;

c. elk verleend ontslag van aansprakelijkheid voor nog niet gedane stortingen op aandelen.

7.4. Het register van aandeelhouders wordt regelmatig bijgehouden. De bladen van dit register worden doorlopend genummerd en gewaarmerkt door een lid van de raad van bestuur.
Elke inschrijving of aantekening in het register wordt op gelijke wijze gewaarmerkt. Voor de toepassing van de vorige zin geldt een facsimile van een handtekening als eigenhandige ondertekening.

7.5. De raad van bestuur verstrekt desgevraagd aan een aandeelhouder, een vruchtgebruiker en een pandhouder om niet een uittreksel uit het register van aandeelhouders met betrekking tot zijn recht op een aandeel. Rust op het aandeel een vruchtgebruik of een pandrecht, dan vermeldt het uittreksel aan wie het stemrecht toekomt en aan wie de certificaathoudersrechten toekomen.

7.6. De raad van bestuur legt het register van aandeelhouders ten kantore van de vennootschap ter inzage van de aandeelhouders, alsmede van de vruchtgebruikers en pandhouders van zodanige aandelen aan wie de certificaathoudersrechten toekomen. De in het register van aandeelhouders opgenomen gegevens omtrent niet-volgestorte aandelen zijn ter inzage van een ieder; een afschrift of uittreksel van deze gegevens wordt ten hoogste tegen kostprijs verstrekt.

Uitgifte van aandelen.

Artikel 8.

8.1. Onder goedkeuring van de raad van commissarissen besluit de algemene vergadering tot uitgifte van aandelen. De algemene vergadering kan onder goedkeuring van de raad van commissarissen de raad van bestuur aanwijzen als het tot uitgifte bevoegde orgaan; zolang de raad van bestuur tot uitgifte bevoegd is, kan de algemene vergadering niet tot uitgifte besluiten.

8.2. Onder goedkeuring van de raad van commissarissen stelt de algemene vergadering casu quo de raad van bestuur de koers en de verdere voorwaarden van uitgifte vast, met inachtneming van het overigens daaromtrent in deze statuten bepaalde.

8.3. Indien de raad van bestuur wordt aangewezen als bevoegd om tot uitgifte van aandelen te besluiten, wordt bij die aanwijzing bepaald hoeveel en welke soort aandelen mogen worden uitgegeven. Bij een dergelijke aanwijzing wordt tevens de duur van de aanwijzing, welke ten hoogste vijf jaren kan bedragen, vastgesteld. De aanwijzing kan telkens voor niet langer dan vijf jaren worden verlengd. Tenzij bij de aanwijzing anders is bepaald, kan zij niet worden ingetrokken.

8.4. Voor de geldigheid van een besluit van de algemene vergadering tot uitgifte of tot aanwijzing van de raad van bestuur, als hiervoor bedoeld, is behalve de goedkeuring van de raad van commissarissen vereist een voorafgaand of gelijktijdig goedkeurend besluit van elke groep houders van aandelen van eenzelfde soort aan wier rechten de uitgifte afbreuk doet.

8.5. De raad van bestuur legt binnen acht dagen na een besluit van de algemene vergadering tot uitgifte of tot aanwijzing van de raad van bestuur, als hiervoor bedoeld, een volledige tekst daarvan neer bij het handelsregister.

8.6. De raad van bestuur doet binnen acht dagen na elke uitgifte van aandelen hiervan opgave aan het handelsregister, met vermelding van aantal en soort.

8.7. Het bepaalde in de vorige leden is van overeenkomstige toepassing op het verlenen van rechten tot het nemen van aandelen, maar is niet van toepassing op het uitgeven van aandelen aan iemand die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent.

8.8. De vennootschap kan geen aandelen nemen in haar kapitaal.

8.9. a. Indien en voor zover de raad van bestuur is aangewezen als bevoegd om tot uitgifte van aandelen te besluiten, is bij de uitgifte van cumulatief preferente aandelen D - daaronder in dit lid begrepen het verlenen van een recht tot het nemen van cumulatief preferente aandelen D, doch niet het uitgeven van cumulatief preferente aandelen D aan iemand die een voordien reeds verkregen recht tot het nemen van cumulatief preferente aandelen D uitoefent - de raad van bestuur verplicht de reden(en) van die uitgifte toe te lichten in een algemene vergadering, te houden binnen dertig dagen nadat die aandelen zijn uitgegeven, tenzij reeds voordien in een algemene vergadering zodanige toelichting is gegeven.

b. Indien cumulatief preferente aandelen D zijn geplaatst krachtens een besluit tot uitgifte, dan wel een besluit tot het verlenen van een recht tot het nemen van aandelen, genomen door de raad van bestuur zonder de voorafgaande goedkeuring of andere medewerking van de algemene vergadering, is de raad van bestuur verplicht een algemene vergadering bijeen te roepen binnen twee jaren na die plaatsing en daarin een voorstel te doen omtrent inkoop casu quo intrekking van bedoelde geplaatste cumulatief preferente aandelen D. Indien in die vergadering niet het besluit wordt genomen dat strekt tot inkoop casu quo intrekking van de cumulatief preferente aandelen D is de raad van bestuur verplicht telkens binnen twee jaar nadat vorenbedoeld voorstel aan de orde is gesteld, wederom een algemene vergadering bijeen te roepen waarin een zodanig voorstel opnieuw wordt gedaan, welke verplichting er niet meer is indien de bedoelde aandelen niet langer zijn geplaatst casu quo niet langer door een ander dan de vennootschap worden gehouden.

8.10. Gewone aandelen, cumulatief preferente aandelen A en cumulatief preferente aandelen E worden slechts tegen volstorting uitgegeven; cumulatief preferente aandelen D kunnen tegen gedeeltelijke volstorting worden uitgegeven, met dien verstande, dat het verplicht te storten gedeelte van het nominaal bedrag van elk cumulatief preferent aandeel D - ongeacht wanneer het is uitgegeven - gelijk moet zijn, en dat bij het nemen van het aandeel ten minste een/vierde van het nominale bedrag moet worden gestort.

8.11. De raad van bestuur kan met de goedkeuring van de raad van commissarissen besluiten dat storting op aandelen in vreemd geld of op andere wijze dan in geld geschiedt.

8.12. Onder goedkeuring van de raad van commissarissen kan de raad van bestuur besluiten op welke dag en tot welk bedrag verdere storting op niet-volgestorte cumulatief preferente aandelen D moet zijn geschied.

Van een besluit tot verdere storting doet de raad van bestuur onverwijld mededeling aan de houders van cumulatief preferente aandelen D, onder uitdrukkelijke vermelding van de inhoud van lid 13 van dit artikel; tussen die mededeling en de dag, waarop de storting moet zijn geschied, dienen ten minste vier weken te liggen.

8.13. Indien een aandeelhouder met de voldoening aan zijn verdere stortingsplicht in verzuim is - hetgeen het geval is door het enkel verloop van de gestelde termijn - is hij verplicht vanaf de dag, waarop de storting had moeten zijn geschied, aan de vennootschap de wettelijke rente te voldoen en eventuele verdere door zijn tekortkoming ontstane schade aan de vennootschap te vergoeden. Bovendien kan hij, zolang hij niet aan zijn verplichting tot verdere storting heeft voldaan, het aan de desbetreffende aandelen verbonden vergader- en stemrecht niet uitoefenen en wordt het recht op uitkeringen op die aandelen opgeschort.

Voorkeursrecht bij uitgifte.

Artikel 9.

9.1. Bij uitgifte van gewone aandelen tegen storting in geld heeft iedere houder van gewone aandelen ten aanzien van de uit te geven aandelen een voorkeursrecht.
Bij uitgifte van cumulatief preferente aandelen A tegen storting in geld heeft iedere houder van cumulatief preferente aandelen A ten aanzien van de uit te geven aandelen een voorkeursrecht.
Houders van cumulatief preferente aandelen D en cumulatief preferente aandelen E hebben geen recht van voorkeur op uit te geven aandelen. Houders van gewone aandelen en houders van cumulatief preferente aandelen A hebben geen voorkeursrecht op uit te geven cumulatief preferente aandelen D en cumulatief preferente aandelen E.
Het voorkeursrecht komt aan de betrokken aandeelhouders toe naar evenredigheid van hun bezit - per de dag waarop tot uitgifte wordt besloten - aan die aandelen waaraan zij hun voorkeursrecht ontlenen.
Onverminderd het hiervoor bepaalde komt het voorkeursrecht de hiervoor in dit lid bedoelde aandeelhouders niet toe in de gevallen waarin de wet dit hun dwingendrechtelijk onthoudt.
Indien een aandeelhouder zijn voorkeursrecht niet, niet tijdig of niet volledig uitoefent, komt het voorkeursrecht voor de vrijvallende aandelen van de betrokken soort toe aan de overige houders van aandelen van die soort.

9.2. Onder goedkeuring van de raad van commissarissen en met inachtneming van dit artikel bepaalt de algemene vergadering casu quo de raad van bestuur bij het nemen van een besluit tot uitgifte op welke wijze en binnen welk tijdvak het voorkeursrecht kan worden uitgeoefend.

9.3. De vennootschap kondigt de uitgifte met voorkeursrecht en het tijdvak waarin dat kan worden uitgeoefend aan in de Staatscourant en in een landelijk verspreid dagblad.
Het voorkeursrecht kan worden uitgeoefend gedurende ten minste twee weken nadat de aankondiging in de Staatscourant is geschied.

9.4. Het voorkeursrecht op gewone aandelen en cumulatief preferente aandelen A kan onder goedkeuring van de raad van commissarissen worden beperkt of uitgesloten. In het voorstel hiertoe moeten de redenen voor het voorstel en de keuze van de voorgenomen koers van uitgifte schriftelijk worden toegelicht.

9.5. Beperking of uitsluiting van het voorkeursrecht geschiedt krachtens een besluit van de algemene vergadering, tenzij de raad van bestuur daartoe bevoegd is. Die bevoegdheid kan bij besluit van de algemene vergadering voor een bepaalde duur van ten hoogste vijf jaar aan de raad van bestuur worden verleend, doch een zodanige aanwijzing kan alleen geschieden, indien de raad van bestuur tevens is of tegelijkertijd wordt aangewezen als het tot uitgifte bevoegde orgaan.
De aanwijzing kan telkens voor niet langer dan vijf jaren worden verlengd. De aanwijzing geldt slechts zolang de raad van bestuur het tot uitgifte bevoegde orgaan is. Tenzij bij de aanwijzing anders is bepaald, kan zij niet worden ingetrokken.

9.6. Voor een besluit van de algemene vergadering tot beperking of uitsluiting van het voorkeursrecht of tot aanwijzing, als in het vorige lid bedoeld, is een meerderheid van ten minste twee/derden van de uitgebrachte stemmen vereist, indien minder dan de helft van het geplaatste kapitaal in de vergadering is vertegenwoordigd. De raad van bestuur legt binnen acht dagen na dat besluit een volledige tekst daarvan neer bij het handelsregister.

9.7. Het hiervoor in dit artikel bepaalde is van overeenkomstige toepassing op het verlenen van rechten tot het nemen van aandelen. Aandeelhouders hebben geen voorkeursrecht op aandelen die worden uitgegeven aan iemand die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent.

Verkrijging van eigen aandelen of certificaten daarvan door de vennootschap, de vervreemding daarvan en de vestiging van beperkte rechten op door de vennootschap gehouden eigen aandelen of certificaten daarvan.

Artikel 10.

10.1. Verkrijging door de vennootschap van niet-volgestorte aandelen in haar kapitaal is nietig.

10.2. De raad van bestuur kan, doch slechts met machtiging van de algemene vergadering en na verkregen goedkeuring van de raad van commissarissen en onverminderd het bepaalde in artikel 98, Boek 2, de vennootschap volgestorte aandelen in haar eigen kapitaal onder bezwarende titel doen verkrijgen, indien:

a. het eigen vermogen van de vennootschap, verminderd met de verkrijgingsprijs, niet kleiner is dan het gestorte en opgevraagde deel van het kapitaal, vermeerderd met de reserves die krachtens de wet moeten worden aangehouden; en

b. het nominale bedrag van de te verkrijgen en van de aandelen in haar kapitaal die de vennootschap zelf houdt of in pand houdt of die worden gehouden door een dochtermaatschappij, niet meer bedraagt dan een/tiende gedeelte van het geplaatste kapitaal.

Voor het vereiste als onder a bedoeld is bepalend de grootte van het eigen vermogen volgens de laatst vastgestelde balans, verminderd met de verkrijgingsprijs voor aandelen in het kapitaal van de vennootschap en uitkeringen uit winst of reserves aan anderen die zij en haar dochtermaatschappijen na de balansdatum verschuldigd werden. Is een boekjaar meer dan zes maanden verstreken zonder dat de jaarrekening is vastgesteld en goedgekeurd, dan is een verkrijging overeenkomstig het in dit lid bepaalde niet toegestaan.

Bij de machtiging, die voor ten hoogste achttien maanden geldt, moet de algemene vergadering bepalen hoeveel en welke soort aandelen mogen worden verkregen, hoe zij mogen worden verkregen en tussen welke grenzen de prijs moet liggen.

10.3. De raad van bestuur is met goedkeuring van de raad van commissarissen bevoegd te besluiten tot:

a. vervreemding van door de vennootschap gehouden aandelen in haar kapitaal en tot het vaststellen van de prijs en de overige voorwaarden;

b. het aangaan van rechtshandelingen waarbij de vennootschap zich tot vervreemding van door haar gehouden aandelen in haar kapitaal verbindt, bijvoorbeeld door verlening van een recht tot verkrijging van zodanige aandelen (optierecht);

c. het vestigen van vruchtgebruik of pandrecht op door de vennootschap gehouden aandelen in haar kapitaal en tot het vaststellen van de prijs - zo deze er is - en van de overige voorwaarden.

10.4. Indien certificaten van aandelen in het kapitaal van de vennootschap zijn uitgegeven, worden deze voor de toepassing van het bepaalde in lid 2 met aandelen gelijkgesteld.

10.5. De vennootschap kan eigen aandelen of certificaten daarvan slechts in pand nemen, indien:

a. de betrokken aandelen volgestort zijn;

b. het nominale bedrag van de in pand te nemen en de reeds gehouden of in pand gehouden eigen aandelen en certificaten daarvan tezamen niet meer dan een/tiende gedeelte van het geplaatste kapitaal bedraagt; en

c. de algemene vergadering de pandovereenkomst heeft goedgekeurd.

Vermindering van kapitaal.

Artikel 11.

11.1. Op voorstel van de raad van commissarissen kan de algemene vergadering besluiten tot vermindering van het geplaatste kapitaal door aandelen in te trekken of door het bedrag van de aandelen bij statutenwijziging te verminderen. Ingeval van intrekking van aandelen of terugbetaling op aandelen moet het op die aandelen verplicht gestorte bedrag worden terugbetaald, onverminderd het bepaalde in lid 4. In dit besluit moeten de aandelen waarop het besluit betrekking heeft, worden aangewezen en moet de uitvoering van het besluit zijn geregeld. Het gestorte en opgevraagde deel van het kapitaal mag niet kleiner worden dan het ten tijde van het besluit wettelijk voorgeschreven minimumkapitaal.

11.2. Een besluit tot intrekking kan slechts aandelen betreffen die de vennootschap zelf houdt of waarvan zij de certificaten houdt of uitsluitend de gewone aandelen, of uitsluitend de cumulatief preferente aandelen A, of uitsluitend de cumulatief preferente aandelen D, of uitsluitend de cumulatief preferente aandelen E of een of meer series daarvan en kan slechts worden genomen na voorafgaande goedkeuring van de vergadering van houders van aandelen van de betreffende soort.

11.3. Op voorstel van de raad van commissarissen kan de algemene vergadering besluiten bij statutenwijziging:
a. het bedrag van alle aandelen te verminderen;
b. het bedrag van hetzij uitsluitend de gewone aandelen, hetzij uitsluitend de cumulatief preferente aandelen A, hetzij uitsluitend de cumulatief preferente aandelen D, hetzij uitsluitend de cumulatief preferente aandelen E, hetzij een of meer series daarvan, hetzij het bedrag van meer dan een, doch niet van alle soorten aandelen te verminderen.

Wordt niet het bedrag van alle aandelen verminderd, dan kan de algemene vergadering een besluit tot vermindering van het bedrag van de betrokken soort(en) aandelen slechts nemen na voorafgaande goedkeuring van de vergadering van houders van aandelen van elke soort waarop de vermindering zal geschieden.
Vermindering van het bedrag van aandelen zonder terugbetaling of met gedeeltelijke terugbetaling op aandelen of ontheffing van de verplichting tot storting moet naar evenredigheid op de betrokken aandelen geschieden. Van het vereiste van evenredigheid mag worden afgeweken met instemming van alle betrokken aandeelhouders.

11.4. In geval van een intrekking met terugbetaling op cumulatief preferente aandelen A of cumulatief preferente aandelen D of cumulatief preferente aandelen E of een of meer series daarvan moet het daarop gestorte bedrag met inbegrip van agio dan wel voor wat betreft de cumulatief preferente aandelen A met inbegrip van het saldo van de agioreserve A, zoals in artikel 29, lid 1, vermeld, en vermeerderd met het in de vorige jaren en het lopende boekjaar te weinig op de desbetreffende aandelen uitgekeerd dividend gelijktijdig worden uitgekeerd.

11.5. De algemene vergadering kan een besluit tot kapitaalvermindering slechts nemen met een meerderheid van ten minste twee derden van de uitgebrachte stemmen, indien minder dan de helft van het geplaatste kapitaal is vertegenwoordigd. Een besluit tot kapitaalvermindering behoeft bovendien de goedkeuring, voorafgaand of gelijktijdig, van elke groep houders van aandelen van eenzelfde soort aan wier rechten afbreuk wordt gedaan; op de besluitvorming door een zodanige groep is de bepaling vervat in de eerste zin van dit lid van overeenkomstige toepassing.

11.6. De oproeping tot de algemene vergadering waarin een in dit artikel bedoeld besluit wordt genomen, vermeldt het doel van de kapitaalvermindering en de wijze van uitvoering.

11.7. De vennootschap legt de in dit artikel bedoelde besluiten neer bij het handelsregister en kondigt de nederlegging aan in een landelijk verspreid dagblad.

Volmachtverlening. Aandelen die tot een gemeenschap behoren.

Artikel 12.

12.1. Een aandeelhouder kan voor een of meer van zijn aandelen aan een of meer personen schriftelijk volmacht verlenen om een of meer, dan wel alle aan die aandelen verbonden rechten uit te oefenen. Voor hetzelfde aandeel kan niet gelijktijdig aan meer dan een persoon volmacht worden verleend. De in dit lid bedoelde bevoegdheid komt mede toe aan vruchtgebruikers en pandhouders van aandelen.

12.2. De deelgenoten in een gemeenschap die aandelen of een beperkt recht daarop omvat, kunnen hun rechten slechts uitoefenen door aan een of meer personen daartoe schriftelijk volmacht te verlenen. Worden meer personen gemachtigd, dan moet daarbij worden aangegeven voor welk aantal aandelen ieder gemachtigd is tot het uitoefenen van de daaraan verbonden rechten.

Blokkeringsregeling.

Artikel 13.

13.1. Voor elke overdracht van cumulatief preferente aandelen A, cumulatief preferente aandelen D of cumulatief preferente aandelen E is de goedkeuring vereist van de raad van bestuur. De goedkeuring wordt schriftelijk verzocht, waarbij de naam en het adres van de beoogde verkrijger, alsmede de prijs of andere tegenprestatie die de beoogde verkrijger bereid is te betalen of te geven moeten worden medegedeeld.

13.2. Indien de goedkeuring wordt geweigerd, is de raad van bestuur verplicht tegelijkertijd een of meer gegadigden aan te wijzen, die bereid en in staat zijn alle aandelen, waarop het verzoek betrekking heeft, tegen contante betaling te kopen tegen een prijs door de vervreemder en de raad van bestuur binnen twee maanden na die aanwijzing in onderling overleg vast te stellen.

13.3. Indien de vervreemder niet binnen drie maanden na ontvangst door de vennootschap van het verzoek tot goedkeuring van de voorgenomen overdracht van de vennootschap een schriftelijke weigering tot goedkeuring heeft ontvangen die vergezeld is gegaan van de aanwijzing van een of meer gegadigden aan wie de betrokken aandelen overeenkomstig de bepalingen in dit artikel kunnen worden overgedragen, wordt de goedkeuring tot overdracht na verloop van genoemde periode respectievelijk na ontvangst van het bericht van weigering geacht te zijn verleend.

13.4. Indien binnen een maand na de schriftelijke weigering tot goedkeuring die vergezeld is gegaan van de aanwijzing van een of meer gegadigden aan wie de betrokken aandelen overeenkomstig de bepalingen van dit artikel kunnen worden overgedragen geen overeenstemming tussen de vervreemder en de raad van bestuur omtrent de in lid 2 van dit artikel bedoelde prijs is bereikt, zal deze prijs worden vastgesteld door een deskundige, aan te wijzen door de vervreemder en de raad van bestuur in onderling overleg of, bij gebreke van overeenstemming daaromtrent binnen drie maanden na de weigering tot de goedkeuring, door de voorzitter van de Kamer van Koophandel en Fabrieken in welker gebied de vennootschap haar feitelijke zetel heeft, op verzoek van de meest gerede partij.

13.5. De vervreemder zal het recht hebben van de overdracht af te zien, mits hij binnen een maand, nadat zowel de naam van de aangewezen gegadigde(n) alsook de vastgestelde prijs te zijner kennis zijn gebracht, hiervan schriftelijk mededeling doet aan de raad van bestuur.

13.6. In geval goedkeuring tot overdracht is verleend of wordt geacht te zijn verleend is de vervreemder gerechtigd gedurende een periode van drie maanden daarna alle aandelen waarop zijn verzoek betrekking had over te dragen aan de in het verzoek genoemde verkrijger tegen de door hem genoemde prijs of tegenprestatie bedoeld in de tweede zin van lid 1 van dit artikel.

13.7. De aan de overdracht voor de vennootschap verbonden kosten kunnen ten laste van de verkrijger worden gebracht.

13.8. Het bepaalde in dit artikel is van overeenkomstige toepassing bij toedeling van cumulatief preferente aandelen A, cumulatief preferente aandelen D of cumulatief preferente aandelen E uit een gemeenschap.

Raad van bestuur en raad van commissarissen.

Artikel 14.

14.1. Met inachtneming van de eventuele beperkingen als in de statuten opgenomen wordt de vennootschap bestuurd door een raad van bestuur die uit een of meer leden bestaat, onder toezicht van een raad van commissarissen.

14.2. Zowel natuurlijke personen als rechtspersonen kunnen tot lid van de raad van bestuur worden benoemd. Slechts natuurlijke personen kunnen tot commissaris worden benoemd.

14.3. Leden van de raad van bestuur worden benoemd door de algemene vergadering.
De benoeming door de algemene vergadering zal geschieden uit een voordracht door de raad van commissarissen. De raad van commissarissen dient aan te geven of de voordracht bindend of niet-bindend is. De algemene vergadering kan echter aan zodanige voordracht indien die bindend is steeds het bindend karakter ontnemen bij een besluit genomen met volstrekte meerderheid van de uitgebrachte stemmen, indien die meerderheid ten minste een/derde van het geplaatste kapitaal vertegenwoordigt. Indien het gedeelte van het kapitaal van ten minste een/derde zoals bedoeld in de vorige zin niet ter vergadering is vertegenwoordigd, maar een volstrekte meerderheid van de uitgebrachte stemmen het besluit tot het ontnemen van het bindend karakter van de voordracht steunt, dan kan in een nieuwe vergadering die wordt bijeengeroepen het besluit bij volstrekte meerderheid van stemmen worden genomen, onafhankelijk van het op deze vergadering vertegenwoordigd gedeelte van het kapitaal.
Indien de algemene vergadering aan de eerste voordracht door de raad van commissarissen het bindend karakter ontneemt, doet de raad van commissarissen een tweede bindende voordracht. Indien de algemene vergadering ook aan zodanige tweede voordracht het bindend karakter ontneemt bij een besluit genomen op de hiervoor in dit lid omschreven wijze, geschiedt de benoeming van een lid van de raad van bestuur door de algemene vergadering zonder bindende voordracht van de raad van commissarissen.

14.4. De algemene vergadering is te allen tijde bevoegd een lid van de raad van bestuur te schorsen of te ontslaan. De raad van commissarissen is te allen tijde bevoegd een lid van de raad van bestuur te schorsen.
Een besluit van de algemene vergadering tot schorsing of ontslag van een lid van de raad van bestuur kan slechts worden genomen met volstrekte meerderheid van stemmen, indien die meerderheid ten minste een/derde van het geplaatste kapitaal vertegenwoordigt, tenzij het voorstel tot schorsing of ontslag afkomstig is van de raad van commissarissen in welk geval het besluit wordt genomen met volstrekte meerderheid van stemmen, zonder het vereiste van een quorum. Indien het gedeelte van het kapitaal van ten minste een/derde zoals bedoeld in de vorige zin niet ter

vergadering is vertegenwoordigd, maar een volstrekte meerderheid van de uitgebrachte stemmen het besluit tot schorsing of ontslag van een lid van de raad van bestuur steunt, dan kan in een nieuwe vergadering die wordt bijeengeroepen het besluit bij volstrekte meerderheid van stemmen worden genomen, onafhankelijk van het op deze vergadering vertegenwoordigd gedeelte van het kapitaal.

14.5. De commissarissen worden benoemd door de algemene vergadering. De benoeming door de algemene vergadering zal geschieden uit een voordracht door de raad van commissarissen. De raad van commissarissen dient aan te geven of de voordracht bindend of niet-bindend is. De algemene vergadering kan echter aan zodanige voordracht steeds het bindend karakter ontnemen bij een besluit genomen met volstrekte meerderheid van de uitgebrachte stemmen, indien die meerderheid ten minste een/derde van het van het geplaatste kapitaal vertegenwoordigt. Indien het gedeelte van het kapitaal van ten minste een/derde zoals bedoeld in de vorige zin niet ter vergadering is vertegenwoordigd, maar een volstrekte meerderheid van de uitgebrachte stemmen het besluit tot het ontnemen van het bindend karakter van de voordracht steunt, dan kan in een nieuwe vergadering die wordt bijeengeroepen het besluit bij volstrekte meerderheid van stemmen worden genomen, onafhankelijk van het op deze vergadering vertegenwoordigd gedeelte van het kapitaal.
Indien de algemene vergadering aan de eerste bindende voordracht door de raad van commissarissen het bindend karakter ontneemt, doet de raad van commissarissen een tweede bindende voordracht. Indien de algemene vergadering ook aan zodanige tweede voordracht het bindend karakter ontneemt bij een besluit genomen op de hiervoor in dit lid omschreven wijze, geschiedt de benoeming van een commissaris door de algemene vergadering zonder bindende voordracht van de raad van commissarissen.

14.6. De commissarissen kunnen worden geschorst of ontslagen door de algemene vergadering met volstrekte meerderheid van de uitgebrachte stemmen, indien die meerderheid ten minste een/derde van het geplaatste kapitaal vertegenwoordigt. Indien het gedeelte van het kapitaal van ten minste een/derde zoals bedoeld in de vorige zin niet ter vergadering is vertegenwoordigd, maar een volstrekte meerderheid van de uitgebrachte stemmen het besluit tot schorsing of ontslag van een commissaris steunt, dan kan in een nieuwe vergadering die wordt bijeengeroepen het besluit bij volstrekte meerderheid van stemmen worden genomen, onafhankelijk van het op deze vergadering vertegenwoordigd gedeelte van het kapitaal.

14.7. Bij een voordracht tot benoeming van een lid van de raad van bestuur of een commissaris worden van de kandidaat medegedeeld zijn leeftijd, zijn beroep, het bedrag aan door hem gehouden aandelen in het kapitaal van de vennootschap en de betrekkingen die hij bekleedt of die hij heeft bekleedt voor zover die van belang zijn in verband met de vervulling van de taak van lid van de raad van bestuur respectievelijk commissaris. Tevens wordt vermeld aan welke rechtspersonen hij reeds als commissaris is verbonden waarbij, indien zich daaronder rechtspersonen bevinden die tot eenzelfde groep behoren, met de aanduiding van die groep kan worden volstaan.

De voordracht tot benoeming van een lid van de raad van bestuur of commissaris worden gemotiveerd. Bij herbenoeming wordt rekening gehouden met de wijze waarop de kandidaat zijn taak als lid van de raad van bestuur of commissaris heeft vervuld.

14.8. Indien hetzij de algemene vergadering hetzij de raad van commissarissen een lid van de raad van bestuur heeft geschorst of indien een commissaris is geschorst, dient de algemene vergadering binnen drie maanden na ingang van de schorsing te besluiten hetzij tot ontslag hetzij tot opheffing of handhaving van de schorsing; bij gebreke daarvan vervalt de schorsing. Een besluit tot handhaving van de schorsing kan slechts eenmaal worden genomen en de schorsing kan daarbij ten hoogste worden gehandhaafd voor drie maanden, ingaande op de dag waarop de algemene vergadering het besluit tot handhaving heeft genomen.
Indien de algemene vergadering niet binnen de voor de handhaving bepaalde termijn tot ontslag of tot opheffing van de schorsing heeft besloten, vervalt de schorsing.
Een geschorst lid van de raad van bestuur of een geschorste commissaris wordt in de gelegenheid gesteld zich in de algemene vergadering te verantwoorden en zich daarbij door een raadsman te doen bijstaan.

Taken en bevoegdheden van de raad van bestuur. Belet of ontstentenis.

Artikel 15.

15.1. Ieder lid van de raad van bestuur is tegenover de vennootschap gehouden tot een behoorlijke vervulling van de hem opgedragen taak.

15.2. Indien er meer leden van de raad van bestuur zijn, kunnen zij met inachtneming van deze statuten en onder goedkeuring van de raad van commissarissen, een reglement vaststellen waarin aangelegenheden de raad van bestuur intern betreffende, waaronder mede verstaan maar niet beperkt tot besluitvorming in het geval van een tegenstrijdig belang van een of meer leden van de raad bestuur met de vennootschap, worden geregeld. In dit reglement kan voorts worden aangegeven met welke taken ieder lid van de raad van bestuur meer in het bijzonder zal zijn belast. Een zodanige taakverdeling laat de gezamenlijke verantwoordelijkheid van alle leden van de raad van bestuur voor het gehele bestuur onverlet. De raad van commissarissen zal de voorzitter van de raad van bestuur benoemen. De raad van bestuur wordt ondersteund door de secretaris van de vennootschap. De secretaris van de vennootschap wordt benoemd en ontslagen door de raad van bestuur, onder voorafgaande goedkeuring van de raad van commissarissen.

15.3. Een meerhoofdige raad van bestuur vergadert zo dikwijls een lid van de raad van bestuur dit wenst. Ieder lid van de raad van bestuur kan een bestuursvergadering bijeenroepen, mits dit schriftelijk aan ieder van de overige leden van de raad van bestuur geschiedt, onder vermelding van de te behandelen onderwerpen. De bijeenroeping vindt plaats op een termijn van ten minste drie dagen, waarbij de datum van oproeping en de vergaderdatum niet worden meegerekend. In bijzondere gevallen kan de oproepingstermijn worden verkort, indien alle in functie zijnde leden van de raad van bestuur daarmee instemmen. In een op geldige wijze bijeengeroepen vergadering kunnen besluiten worden genomen omtrent alle aangekondigde onderwerpen, ongeacht het aantal leden van de raad van bestuur dat ter vergadering aanwezig of vertegenwoordigd is. De leden van de raad van bestuur kunnen ook telefonisch aan de vergadering deelnemen, mits alle aan de vergadering deelnemende leden elkaar kunnen horen en toespreken.

15.4. Ieder lid van de raad van bestuur, kan zich ter vergadering door een ander lid van de raad van bestuur doen vertegenwoordigen door het verlenen van een schriftelijke volmacht. In de volmacht kan slechts een vergadering worden vermeld, waarop hij betrekking heeft.

15.5. Een meerhoofdige raad van bestuur besluit met volstrekte meerderheid van de uitgebrachte stemmen.
Indien de raad van bestuur uit drie of meer leden bestaat, geldt de stem van de voorzitter van de raad van bestuur in het geval van staking van stemmen als doorslaggevende stem. Indien de raad van bestuur uit twee leden bestaat is een voorstel bij staking van stemmen verworpen.

15.6. Leden van de raad van bestuur kunnen alle besluiten die zij in vergadering kunnen nemen, ook buiten vergadering nemen, mits dit schriftelijk geschiedt, alle leden van de raad van bestuur zich uitspreken en de meerderheid van de leden van de raad van bestuur zich ten gunste van het betrokken voorstel uitspreekt. De bescheiden waaruit van de besluitvorming blijkt, worden ten kantore van de vennootschap bewaard en zijn voor ieder lid van de raad van bestuur ter inzage.

15.7. Ingeval van belet of ontstentenis van een of meer leden van de raad van bestuur zijn de overige leden of is het enig overblijvende lid tijdelijk met het bestuur van de vennootschap belast.
Ingeval van belet of ontstentenis van alle leden van de raad van bestuur of van het enig lid is de persoon die daartoe door de raad van commissarissen, al dan niet uit zijn midden, is of wordt aangewezen, tijdelijk met het bestuur van de vennootschap belast. Bij gebreke van een aanwijzing door de raad van commissarissen, is de raad van commissarissen voorlopig met het bestuur belast.
Het in de statuten omtrent de raad van bestuur en de lid/leden bepaalde is op de in dit lid bedoelde pers(o)n(en) van overeenkomstige toepassing.
Ingeval van ontstentenis neemt de raad van commissarissen zo spoedig mogelijk de nodige maatregelen teneinde een definitieve voorziening te doen treffen.

15.8. De raad van bestuur en de raad van commissarissen verschaffen aan de algemene vergadering alle door haar gewenste inlichtingen, tenzij een zwaarwichtig belang van de vennootschap zich daartegen verzet.

Vertegenwoordiging.

Artikel 16.

16.1. De raad van bestuur vertegenwoordigt de vennootschap. De bevoegdheid tot vertegenwoordiging komt mede toe aan ieder lid van de raad van bestuur afzonderlijk.

16.2. Indien een lid van de raad van bestuur in privé een rechtshandeling verricht waarbij ook de vennootschap partij is, of indien een lid van de raad van bestuur in privé een procedure, anders dan bedoeld in artikel 15 van Boek 2, tegen de vennootschap voert, is iedere commissaris bevoegd de vennootschap te vertegenwoordigen. De raad van commissarissen is evenwel steeds bevoegd een of meer andere personen daartoe aan te wijzen; de raad van commissarissen is in die aanwijzing geheel vrij, tenzij de algemene vergadering daartoe een persoon aanwijst. Indien een lid van de raad van bestuur niet in privé zijnde op een andere wijze dan in de eerste zin van dit lid omschreven een belang heeft dat strijdig is met dat van de vennootschap, is hij, evenals ieder ander lid van de raad van bestuur, bevoegd de vennootschap te vertegenwoordigen.

16.3. De raad van bestuur kan aan een of meer personen procuratie verlenen en zodanige bevoegdheid wijzigen of intrekken.

Beperkingen van de bestuursbevoegdheid.

Artikel 17.

17.1. Voorafgaande goedkeuring van de raad van commissarissen is vereist voor besluiten van de raad van bestuur omtrent:

a. uitgifte en verkrijging van aandelen in en schuldbrieven ten laste van de vennootschap;
b. aanvrage van notering of van intrekking van de notering van de onder a bedoelde stukken in de prijscourant van enige beurs;
c. het nemen van een deelneming ter waarde van ten minste een vierde van het bedrag van het geplaatste kapitaal met de reserves volgens de balans met toelichting van de vennootschap, door haar of een afhankelijke maatschappij in het kapitaal van een andere vennootschap, alsmede het ingrijpend vergroten of verminderen van zulk een deelneming;
d. investeringen, welke een door de raad van commissarissen vast te stellen en aan de raad van bestuur mede te delen bedrag te boven gaan of, zo dat minder is, een bedrag gelijk aan ten minste een vierde gedeelte van het geplaatste kapitaal met de reserves van de vennootschap volgens haar balans met toelichting vereisen;
e. een voorstel tot wijziging van de statuten;
f. een voorstel tot ontbinding van de vennootschap;
g. aangifte van faillissement en aanvraag van surséance van betaling;
h. beëindiging van de dienstbetrekking van een aanmerkelijk aantal werknemers van de vennootschap of van een afhankelijke maatschappij tegelijkertijd of binnen een kort tijdsbestek;
i. ingrijpende wijziging in de arbeidsomstandigheden van een aanmerkelijk aantal werknemers van de vennootschap of van een afhankelijke maatschappij;
j. een voorstel tot vermindering van het geplaatste kapitaal.

17.2. Besluiten van de raad van bestuur, voor zover niet reeds vallende onder een van de in lid 1 van dit artikel genoemde letters, en als bepaald door de raad van commissarissen zijn onderworpen aan de goedkeuring van de raad van commissarissen mits de raad van commissarissen zorgvuldig zulke bestuursbesluiten zal omschrijven en de raad van bestuur daarvan op de hoogte zal stellen.

17.3. Door de raad van commissarissen gegeven aanwijzingen met betrekking tot de algemene lijnen van het te voeren financiële, sociale, economische en personeelsbeleid dienen door de raad van bestuur te worden opgevolgd.

17.4. Besluiten van de raad van bestuur als bepaald door de vergadering van houders van cumulatief preferente aandelen A zijn onderworpen aan de goedkeuring van de raad van commissarissen en van de vergadering van houders van cumulatief preferente aandelen A mits de vergadering van houders van cumulatief preferente aandelen A zorgvuldig zulke bestuursbesluiten zal omschrijven en de raad van bestuur daarvan op de hoogte zal stellen.

17.5. Onverminderd het elders in deze statuten bepaalde behoeft de raad van bestuur de voorafgaande goedkeuring van de raad van commissarissen en de algemene vergadering voor besluiten van de raad van bestuur omtrent een belangrijke verandering van de identiteit of het karakter van de vennootschap of de onderneming, waaronder in ieder geval:

a. overdracht van de onderneming of vrijwel de gehele onderneming aan een derde;
b. het aangaan of verbreken van duurzame samenwerking van de vennootschap of een dochtermaatschappij met een andere rechtspersoon of vennootschap dan wel als volledig aansprakelijke vennote in een commanditaire vennootschap of vennootschap onder firma, indien deze samenwerking of verbreking van ingrijpende betekenis is voor de vennootschap;
c. het nemen of afstoten van een deelneming in het kapitaal van een vennootschap ter waarde van ten minste een derde van het bedrag van de activa volgens de geconsolideerde balans met toelichting volgens de laatst vastgestelde jaarrekening van de vennootschap, door haar of een dochtermaatschappij.

17.6. Het ontbreken van de goedkeuring van de raad van commissarissen respectievelijk de algemene vergadering op een besluit als hiervoor in dit artikel bedoeld tast de vertegenwoordigingsbevoegdheid, als bedoeld in artikel 16, lid 1, niet aan.

Taken en bevoegdheden van de raad van commissarissen.

Artikel 18.

18.1. De raad van commissarissen heeft tot taak:

a. toezicht te houden op het beleid van de raad van bestuur en op de algemene gang van zaken in de vennootschap en de met haar verbonden onderneming;
b. de raad van bestuur met raad ter zijde te staan.

Bij de vervulling van hun taak richten de commissarissen zich naar het belang van de vennootschap en de met haar verbonden onderneming.

18.2. De raad van bestuur verschaft aan de raad van commissarissen tijdig de voor de uitoefening van diens taak noodzakelijke gegevens en voorts alle door hem verlangde inlichtingen.

18.3. De leden van de raad van bestuur zijn, indien zij daartoe worden uitgenodigd, verplicht de vergaderingen van de raad van commissarissen bij te wonen.

18.4. De raad van commissarissen kan een of meer van zijn leden aanwijzen aan wie de bevoegdheid toekomt de gebouwen en terreinen van de vennootschap te betreden en inzage te nemen van alle boeken, bescheiden en andere gegevensdragers van de vennootschap.

18.5. De raad van commissarissen kan zich in de uitoefening van zijn taak, voor rekening van de vennootschap, doen bijstaan door deskundigen.

18.6. De raad van commissarissen benoemt een van zijn leden tot voorzitter en een van zijn leden tot vice-voorzitter. De raad van commissarissen wordt ondersteund door de secretaris van de vennootschap.

18.7. De raad van commissarissen kan een van zijn leden tot gedelegeerd commissaris benoemen. De gedelegeerd commissaris heeft tot taak het onderhouden van een meer veelvuldig contact met de raad van bestuur.

18.8. De functies van voorzitter van de raad van commissarissen en gedelegeerd commissaris zijn in een persoon verenigbaar.

18.9. Bij een of meer vacatures in de raad van commissarissen blijft hij bevoegd zijn wettelijke en statutaire taken te vervullen.

18.10. De raad van commissarissen kan met inachtneming van deze statuten een reglement vaststellen waarin aangelegenheden de raad van commissarissen intern betreffende, waaronder mede verstaan maar niet beperkt tot besluitvorming in het geval van een tegenstrijdig belang van een of meer leden van de raad van commissarissen met de vennootschap, worden geregeld.

18.11. Iedere commissaris kan zich ter vergadering door een andere commissaris doen vertegenwoordigen door het verlenen van een schriftelijke volmacht. In de volmacht kan slechts een vergadering worden vermeld, waarop zij betrekking heeft. De commissarissen kunnen ook telefonisch aan de vergadering deelnemen, mits alle aan de vergadering deelnemende commissarissen elkaar kunnen horen en toespreken.

18.12. De raad van commissarissen besluit met volstrekte meerderheid van de uitgebrachte stemmen.
Bij staking van stemmen omtrent enig voorstel waarvoor geen versterkte meerderheid is vereist, is het voorstel verworpen.

18.13. Commissarissen kunnen alle besluiten die zij in vergadering kunnen nemen, ook buiten vergadering nemen, mits dit schriftelijk geschiedt, alle commissarissen zich uitspreken en het besluit met de statutair vereiste meerderheid van de uitgebrachte stemmen wordt genomen. De bescheiden waaruit van de besluitvorming blijkt, worden ten kantore van de vennootschap bewaard en zijn voor iedere commissaris ter inzage.

18.14. Iedere commissaris, alsook de raad van bestuur is bevoegd een vergadering van de raad van commissarissen bijeen te roepen.

Bezoldiging leden raad van bestuur en raad van commissarissen.

Artikel 19.

19.1. Het beleid op het gebied van bezoldiging van de raad van bestuur wordt op voorstel van de raad van commissarissen vastgesteld door de algemene vergadering.

19.2. De bezoldiging van de leden van de raad van bestuur wordt met inachtneming van het beleid, bedoeld in lid 1, vastgesteld door de raad van commissarissen.
De raad van commissarissen legt ten aanzien van regelingen van bezoldigingen in de vorm van aandelen of rechten tot het nemen van aandelen een voorstel ter goedkeuring voor aan de algemene vergadering. In het voorstel moet ten minste zijn bepaald hoeveel aandelen of rechten tot het nemen van aandelen aan de raad van bestuur mogen worden toegekend en welke criteria gelden voor toekenning of wijziging. Het

ontbreken van de goedkeuring van de algemene vergadering tast de vertegenwoordigingsbevoegdheid van de raad van commissarissen niet aan.

19.3. De algemene vergadering stelt op voorstel van de raad van commissarissen de beloning van de leden van de raad van commissarissen vast, welke zal bestaan uit een vast jaarlijks bedrag. Aan een commissaris worden geen aandelen en/of rechten op aandelen bij wijze van bezoldiging toegekend.

Vrijwaring leden raad van bestuur en raad van commissarissen.

Artikel 20.

Voor zover uit de wet niet anders voortvloeit, worden bestuurders en commissarissen en voormalige bestuurders en commissarissen gevrijwaard voor:

(i) de redelijke kosten van het voeren van verdediging tegen aanspraken wegens een handelen of nalaten in de uitoefening van hun functie of van een andere functie die zij op verzoek van de vennootschap vervullen of hebben vervuld;

(ii) eventuele schadevergoedingen of boetes die zij verschuldigd zijn wegens een hierboven onder (i) vermeld handelen of nalaten;

(iii) de redelijke kosten van het optreden in andere rechtsgedingen waarin zij als bestuurder of commissaris of als voormalige bestuurder of commissaris zijn betrokken met uitzondering van de gedingen waarin zij in hoofdzaak een eigen vordering geldend maken.

Een betrokkene heeft geen aanspraak op voormelde vrijwaring als hiervoor bedoeld indien en voor zover (i) door de Nederlandse rechter bij gewijsde is vastgesteld dat het handelen of nalaten van de betrokkenen kan worden gekenschetst als opzettelijk, bewust roekeloos of ernstig verwijtbaar, tenzij uit de wet anders voortvloeit of zulks in de gegeven omstandigheden naar maatstaven van redelijkheid en billijkheid onaanvaardbaar zou zijn of (ii) de kosten of het vermogensverlies van de betrokkene is gedekt door een verzekering en de verzekeraar het vermogensverlies heeft uitbetaald. De vennootschap kan ten behoeve van de betrokkene verzekeringen tegen aansprakelijkheid afsluiten. De raad van commissarissen kan ten aanzien van de bestuurders en de raad van bestuur kan ten aanzien van de commissarissen bij overeenkomst nadere uitvoering geven aan vorenstaande.

Algemene vergadering.

Bijeenroeping. Plaats van de vergadering.

Artikel 21.

21.1. Onverminderd het bepaalde in artikel 28, worden algemene vergaderingen gehouden, zo dikwijls de raad van bestuur, dan wel de raad van commissarissen dit wenst. De bevoegdheid tot bijeenroeping van de algemene vergadering komt toe aan de raad van bestuur, alsmede aan de raad van commissarissen.

21.2. De raad van bestuur dient een algemene vergadering bijeen te roepen, indien een of meer aandeelhouders die gezamenlijk ten minste een/twintigste gedeelte van het geplaatste kapitaal vertegenwoordigen, daartoe een verzoek indienen, onder nauwkeurige opgave van de te behandelen onderwerpen. Een gelijke plicht rust op de raad van commissarissen.

Indien de algemene vergadering niet binnen zes weken na het verzoek wordt gehouden, zijn de verzoekers - met inachtneming van de wet en de statuten - zelf bevoegd de algemene vergadering bijeen te roepen zonder daartoe de machtiging van

de voorzieningenrechter van de rechtbank nodig te hebben. Op een bijeenroeping als in de vorige zin bedoeld, is het bepaalde in lid 3 van dit artikel van overeenkomstige toepassing.
Binnen drie maanden nadat het voor de raad van bestuur aannemelijk is dat het eigen vermogen van de vennootschap is gedaald tot een bedrag gelijk aan of lager dan de helft van het gestorte deel van het kapitaal, wordt een algemene vergadering gehouden ter bespreking van zo nodig te nemen maatregelen.

21.3. Tot het bijwonen van de algemene vergadering dient iedere vergadergerechtigde te worden opgeroepen. De oproeping geschiedt op een wettelijk toegestane wijze (daaronder mede begrepen een schriftelijke oproepingsbrief, een langs elektronische weg toegezonden leesbaar en reproduceerbaar bericht en een langs elektronische weg openbaar gemaakte aankondiging). De oproeping geschiedt met inachtneming van de wettelijke oproepingstermijn.

21.4. De oproeping vermeldt de te behandelen onderwerpen alsmede de overige krachtens de wet of deze statuten vereiste informatie.
Indien het betreft een voorstel tot statutenwijziging of kapitaalvermindering wordt tegelijkertijd met de oproeping een afschrift van het voorstel, waarin de voorgestelde statutenwijziging respectievelijk waarin het doel van de kapitaalvermindering en de wijze van uitvoering woordelijk is/zijn opgenomen, tot de afloop van de algemene vergadering, waarin het besluit omtrent dat voorstel is genomen, voor iedere aandeelhouder en iedere andere vergadergerechtigde ter inzage gelegd ten kantore van de vennootschap en op zodanige plaatsen als bij de oproeping zal worden medegedeeld. De afschriften zijn op vorenbedoelde plaatsen voor aandeelhouders en andere vergadergerechtigden gratis verkrijgbaar.
Omtrent onderwerpen, ten aanzien waarvan niet is voldaan aan het hiervoor in dit lid bepaalde en waarvan de behandeling niet alsnog op overeenkomstige wijze en met inachtneming van de voor de oproeping gestelde termijn is aangekondigd, kunnen geen geldige besluiten worden genomen.

21.5. Aandeelhouders vertegenwoordigende ten minste een procent (1%) van het geplaatste kapitaal of aandeelhouders die ten minste een waarde van vijftig miljoen euro (EUR 50.000.000,--) vertegenwoordigen, hebben het recht een agenda-punt voor te stellen, mits zij hun voorstellen bij aangetekend schrijven bij de raad van bestuur of de raad van commissarissen indienen vergezeld van bewijsstukken van aandeelhouderschap.
Indien hun voorstellen ten minste zestig dagen vóór de dag waarop de algemene vergadering zal worden gehouden bij de raad van bestuur of de raad van commissarissen zijn ingediend, is de raad van bestuur of de raad van commissarissen daartoe verplicht, tenzij naar het oordeel van de raad van bestuur of de raad van commissarissen er zwaarwichtige belangen van de vennootschap zijn die zich daartegen verzetten.
Als bewijsstuk van houderschap van aandelen aan toonder als in de eerste zin van dit lid bedoeld, geldt een schriftelijke verklaring van een Aangesloten Instelling inhoudende dat de in die verklaring genoemde hoeveelheid gewone aandelen aan toonder behoort

tot haar verzameldepot en dat de in de verklaring genoemde persoon tot de genoemde gewone aandelen Deelgenoot in haar verzameldepot is.

21.6. Schriftelijke verzoeken als bedoeld in artikel 2:110, eerste lid en artikel 2:114a, eerste lid, Boek 2 van het Burgerlijk Wetboek kunnen elektronisch worden vastgelegd. Verzoeken als bedoeld in artikel 2:110, eerste lid en artikel 2:114a eerste lid, Boek 2 van het Burgerlijk Wetboek dienen te voldoen aan door de raad van bestuur, onder goedkeuring van de raad van commissarissen te stellen voorwaarden, welke voorwaarden op de website van de vennootschap worden geplaatst.

21.7. Algemene vergaderingen worden gehouden in Amersfoort, Boxmeer, Amsterdam, Rotterdam, Den Haag, of in de gemeente Haarlemmermeer (Luchthaven Schiphol).

Toegang tot en leiding van de algemene vergadering.

Artikel 22.

22.1. De vergadergerechtigden zijn gerechtigd de algemene vergadering bij te wonen, aldaar het woord te voeren en, voor zover aan hen stemrecht toekomt, te stemmen. Het recht de algemene vergadering bij te wonen komt tevens toe aan ieder lid van de raad van bestuur die niet is geschorst, aan iedere commissaris die niet is geschorst, en voorts aan iedere persoon die tot het bijwonen van de algemene vergadering of een gedeelte daarvan is uitgenodigd door de voorzitter van de betrokken vergadering.

22.2. Aandeelhouders en andere vergadergerechtigden kunnen zich ter vergadering door een schriftelijk gevolmachtigde doen vertegenwoordigen.

22.3. De raad van bestuur kan, onder goedkeuring van de raad van commissarissen, besluiten dat iedere vergadergerechtigde bevoegd is om door middel van een elektronisch communicatiemiddel rechtstreeks kennis te nemen van de verhandelingen ter vergadering.

22.4. De raad van bestuur kan, onder goedkeuring van de raad van commissarissen, besluiten dat iedere (stemgerechtigde) vergadergerechtigde bevoegd is om door middel van een elektronisch communicatiemiddel, hetzij in persoon, hetzij bij een schriftelijk gevolmachtigde, het stemrecht uit te oefenen en/of aan de algemene vergadering deel te nemen. Daartoe is vereist dat de (stemgerechtigde) vergadergerechtigde via het elektronische communicatiemiddel kan worden geïdentificeerd en rechtstreeks kan kennisnemen van de verhandelingen ter vergadering. De raad van bestuur kan, onder goedkeuring van de raad van commissarissen, voorwaarden verbinden aan het gebruik van het elektronisch communicatiemiddel, welke voorwaarden bij de oproeping tot de algemene vergadering bekend worden gemaakt en op de website van de vennootschap worden geplaatst.

22.5. Uitsluitend indien de wet geen vast registratietijdstip voorschrijft, stelt de raad van bestuur met inachtneming van het daaromtrent in de wet bepaalde, een registratietijdstip voor de algemene vergadering vast. Vergadergerechtigd zijn zij die op het registratietijdstip die rechten hebben en als zodanig zijn ingeschreven in een door de raad van bestuur aangewezen register, ongeacht wie ten tijde van de algemene vergadering vergadergerechtigd zou zijn indien een registratietijdstip als bedoeld in dit lid niet zou zijn vastgesteld. Bij de oproeping voor de vergadering wordt registratietijdstip vermeld alsmede de wijze waarop vergadergerechtigden zich kunnen laten registreren en de wijze waarop zij hun rechten kunnen uitoefenen.

22.6. De raad van bestuur kan, onder goedkeuring van de raad van commissarissen, besluiten dat stemgerechtigde vergadergerechtigden binnen een door de raad van bestuur vast te stellen periode voorafgaande aan de algemene vergadering, welke periode niet eerder kan aanvangen dan het in het vorige lid bedoelde registratietijdstip, via een door de raad van bestuur te bepalen elektronisch communicatiemiddel en/of, indien wettelijk toegestaan, per brief hun stem kunnen uitbrengen.
Stemmen uitgebracht in overeenstemming met het in de vorige zin bepaalde, worden gelijkgesteld met stemmen die ten tijde van de vergadering worden uitgebracht.

22.7. Alvorens tot een vergadering te worden toegelaten moet een aandeelhouder of een andere vergadergerechtigde of zijn gevolmachtigde een presentielijst tekenen, onder vermelding van zijn naam en voor zover van toepassing van het aantal stemmen, dat door hem kan worden uitgebracht. Indien het een gevolmachtigde van een aandeelhouder betreft, wordt/worden tevens de naam (namen) vermeld van degene(n) voor wie de gevolmachtigde optreedt.

22.8. De algemene vergadering wordt voorgezeten door de voorzitter van de raad van commissarissen, die evenwel, ook indien hij zelf ter vergadering aanwezig is, iemand anders in zijn plaats met de leiding der vergadering kan belasten. Bij afwezigheid van de voorzitter van de raad van commissarissen, zonder dat hij iemand anders met de leiding der vergadering belast heeft, benoemen de ter vergadering aanwezige commissarissen een van hen tot voorzitter. Bij afwezigheid van alle commissarissen benoemt de vergadering zelf haar voorzitter. De voorzitter wijst de secretaris aan.

22.9. Het ter vergadering uitgesproken oordeel van de voorzitter omtrent de uitslag van een stemming is beslissend. Hetzelfde geldt voor de inhoud van een genomen besluit, voor zover werd gestemd over een niet schriftelijk vastgelegd voorstel. Wordt echter onmiddellijk na het uitspreken van evengemeld oordeel de juistheid daarvan betwist, dan vindt een nieuwe stemming plaats, wanneer de meerderheid van de vergadering of - indien de oorspronkelijke stemming niet hoofdelijk of schriftelijk geschiedde - een stemgerechtigde aanwezige dit verlangt. Door deze nieuwe stemming vervallen de rechtsgevolgen van de oorspronkelijke stemming.

22.10. Tenzij een notarieel proces-verbaal wordt opgemaakt, wijst de voorzitter een persoon aan die met het houden van de notulen is belast.
De notulen worden hetzij door de voorzitter en de notulist van de vergadering hetzij in een volgende vergadering vastgesteld door de algemene vergadering en ten blijke daarvan ondertekend door de voorzitter en de notulist van de vergadering waarin de vaststelling geschiedt.
In het proces-verbaal casu quo de notulen wordt op basis van de in lid 7 bedoelde presentielijst het aantal ter vergadering vertegenwoordigde aandelen en het aantal uit te brengen stemmen vermeld; de in lid 7 bedoelde presentielijst maakt geen deel uit van het proces-verbaal casu quo de notulen en zal niet ter beschikking van een aandeelhouder worden gesteld, tenzij de aandeelhouder aantoont dat hij daarbij een

redelijk belang heeft ter toetsing van een juist verloop van de desbetreffende vergadering.

Indien de algemene vergadering, de raad van bestuur of de raad van commissarissen besluit tot het doen opmaken van een notarieel proces-verbaal, of indien een of meer aandeelhouders die gezamenlijk ten minste een/twintigste gedeelte van het geplaatste kapitaal vertegenwoordigen daartoe besluiten, verleent de raad van bestuur aan een notaris de opdracht tot het opmaken daarvan. De kosten van het proces-verbaal zijn voor rekening van de vennootschap.

22.11. Het verslag van de algemene vergadering wordt uiterlijk drie maanden na afloop van de vergadering aan aandeelhouders op verzoek ter beschikking gesteld, waarna aandeelhouders gedurende de daaropvolgende drie maanden de gelegenheid hebben om op het verslag te reageren. Het verslag wordt vervolgens vastgesteld op de wijze zoals in het vorige lid omschreven. Indien een notarieel proces-verbaal van het verhandelde in de vergadering wordt opgemaakt, vindt het hiervoor in dit lid bepaalde geen toepassing. Een dergelijk notarieel proces-verbaal dient binnen drie maanden na afloop van de vergadering te worden opgemaakt en aan aandeelhouders op verzoek ter beschikking te worden gesteld.

22.12. Een certificaat, door de voorzitter en de secretaris van de algemene vergadering getekend, inhoudende de bevestiging dat de algemene vergadering een bepaald besluit heeft genomen, geldt als bewijs van een dergelijk besluit tegenover derden.

Stemrecht. Besluitvorming.

Artikel 23.

23.1. In de algemene vergadering geeft ieder aandeel recht op het uitbrengen van een stem.

23.2. Voor een aandeel dat toebehoort aan de vennootschap of aan een dochtermaatschappij daarvan kan in de algemene vergadering geen stem worden uitgebracht; evenmin voor een aandeel waarvan een van hen de certificaten houdt. Vruchtgebruikers en pandhouders van aandelen die aan de vennootschap en haar dochtermaatschappijen toebehoren, zijn evenwel niet van hun stemrecht uitgesloten, indien het vruchtgebruik of pandrecht was gevestigd voordat het aandeel aan de vennootschap of een dochtermaatschappij daarvan toebehoorde.

De vennootschap of een dochtermaatschappij daarvan kan geen stem uitbrengen voor een aandeel waarop zij een pandrecht of vruchtgebruik heeft.

23.3. Bij de vaststelling in hoeverre aandeelhouders stemmen, aanwezig of vertegenwoordigd zijn of in hoeverre het aandelenkapitaal vertegenwoordigd is, wordt geen rekening gehouden met aandelen waarvoor geen stem kan worden uitgebracht.

23.4. De algemene vergadering besluit met volstrekte meerderheid van de uitgebrachte stemmen, voor zover de statuten geen grotere meerderheid voorschrijven.

23.5. Blanco stemmen en ongeldige stemmen worden als niet uitgebracht aangemerkt.

23.6. De voorzitter bepaalt de wijze van stemming, waaronder ook begrepen de mogelijkheid van stemming bij acclamatie.

23.7. Staken de stemmen bij de verkiezing van personen, dan vindt in dezelfde vergadering eenmaal een nieuwe stemming plaats; staken de stemmen dan opnieuw, dan beslist - onverminderd het bepaalde in de volgende zin - het lot.

Indien bij verkiezing tussen meer dan twee personen niemand de volstrekte meerderheid van de uitgebrachte stemmen op zich heeft verenigd, vindt herstemming plaats tussen de twee personen die het grootste aantal stemmen op zich verenigden, zonodig na tussenstemming en/of loting.

Staken de stemmen omtrent een ander voorstel dan hiervoor in dit lid bedoeld, dan wordt het voorstel geacht te zijn verworpen.

23.8. Waar de statuten bepalen dat de geldigheid van een besluit mede afhankelijk is van het ter vergadering vertegenwoordigde gedeelte van het geplaatste kapitaal en dit gedeelte niet vertegenwoordigd was, kan - voor zover elders in deze statuten niet het tegendeel is bepaald ten aanzien van een aldaar specifiek aangeduid onderwerp - een tweede vergadering worden bijeengeroepen en gehouden, waarin het besluit kan worden genomen onafhankelijk van het in die vergadering vertegenwoordigde gedeelte van het geplaatste kapitaal.

Bij de oproeping tot de tweede vergadering moet worden vermeld dat en waarom daarin een besluit kan worden genomen onafhankelijk van het in die vergadering vertegenwoordigde gedeelte van het geplaatste kapitaal.

De oproeping tot de tweede vergadering heeft eerst plaats na afloop van de eerste vergadering. De tweede vergadering dient binnen zes weken na afloop van de eerste vergadering te worden gehouden.

Vergaderingen van houders van aandelen van een bepaalde soort.

Artikel 24.

24.1. Een vergadering van houders van aandelen van een bepaalde soort zal worden bijeengeroepen, zo dikwijls op grond van het bepaalde in de wet en/of de statuten een besluit van de vergadering van houders van aandelen van die bepaalde soort wordt verlangd. Voorts zijn zowel de raad van bestuur, de raad van commissarissen als een of meer houders van aandelen van een bepaalde soort die gezamenlijk ten minste een tiende gedeelte van het in de vorm van die aandelen geplaatste kapitaal vertegenwoordigen, bevoegd een vergadering van houders van aandelen van die soort bijeen te roepen.

De oproeping geschiedt op een termijn van ten minste zeven dagen, de dag van oproeping en die van de vergadering niet meegerekend.

24.2. Toegang tot de vergadering van houders van aandelen van een bepaalde soort hebben:

a. de houders van aandelen van die soort;
b. andere vergadergerechtigden;
c. ieder lid van de raad van bestuur en iedere commissaris; en
d. andere personen, die door de voorzitter van de betrokken vergadering worden uitgenodigd om de vergadering bij te wonen.

24.3. De oproeping tot een vergadering van houders van cumulatief preferente aandelen A, cumulatief preferente aandelen D, cumulatief preferente aandelen E of series cumulatief preferente aandelen E geschiedt schriftelijk of op leesbare en reproduceerbare wijze langs elektronische weg.

24.4. In een vergadering van houders van cumulatief preferente aandelen A, cumulatief preferente aandelen D, cumulatief preferente aandelen E of een van de series cumulatief preferente aandelen E, waarin het gehele in de vorm van de betrokken aandelen geplaatste kapitaal is vertegenwoordigd kunnen, mits met algemene stemmen, geldige besluiten worden genomen, ook indien de voorschriften omtrent de plaats der vergadering, de wijze van oproeping, de termijn van oproeping en het bij de oproeping vermelden van de te behandelen onderwerpen niet in acht zijn genomen.

24.5. Staken in een vergadering van houders van aandelen van een bepaalde soort de stemmen over enig voorstel, dan is dat voorstel verworpen.

24.6. Onverminderd het hiervoor in dit artikel bepaalde, is op de vergaderingen van houders van aandelen van een bepaalde soort het bepaalde in de artikelen 21, leden 3, 4, 5 en 6, artikel 22, leden 2, 3, 4 en 7 tot en met 9 en artikel 23, van overeenkomstige toepassing, met dien verstande dat op de vergaderingen van houders van gewone aandelen het bepaalde in de artikelen 21 tot en met 23 van overeenkomstige toepassing is.

Besluitvorming buiten vergadering.

Artikel 25.

25.1. Stemgerechtigde houders van cumulatief preferente aandelen A, cumulatief preferente aandelen D, cumulatief preferente aandelen E en een van de series cumulatief preferente aandelen E, stemgerechtigde pandhouders en stemgerechtigde vruchtgebruikers van die aandelen kunnen alle besluiten die zij in een vergadering van houders van aandelen van de desbetreffende soort kunnen nemen, ook buiten vergadering nemen, mits alle houders van de betreffende soort aandelen zich schriftelijk ten gunste van het betrokken voorstel uitspreken en mits de leden van de raad van bestuur en commissarissen in de gelegenheid zijn gesteld over het voorstel advies uit te brengen. De personen die buiten vergadering een besluit hebben genomen, stellen de raad van bestuur en de raad van commissarissen onverwijld in kennis van dat besluit.

25.2. De raad van bestuur kan, onder goedkeuring van de raad van commissarissen, besluiten dat schriftelijke besluiten als bedoeld in lid 1 van dit artikel door middel van een elektronisch communicatiemiddel kunnen worden uitgebracht. De raad van bestuur kan onder goedkeuring van de raad van commissarissen voorwaarden verbinden aan het gebruik van het elektronisch communicatiemiddel, welke voorwaarden op de website van de vennootschap worden geplaatst.

25.3. Van elk buiten vergadering genomen besluit wordt mededeling gedaan in de eerstvolgende vergadering van houders van aandelen van de betrokken soort. De bescheiden waaruit van de besluitvorming buiten vergadering blijkt, liggen tijdens voormelde vergadering ter inzage van de vergadergerechtigden; daarna worden deze bescheiden ingevoegd in het notulenboek.

Boekjaar. Jaarrekening.

Artikel 26.

26.1. Het boekjaar is gelijk aan het kalenderjaar.

26.2. Jaarlijks binnen de daartoe bij of krachtens de wet gestelde termijn stelt de raad van bestuur algemeen verkrijgbaar: de jaarrekening, het jaarverslag, de verklaring van de accountant alsmede de overige gegevens die bij of krachtens wettelijke verplichting tezamen met de jaarrekening algemeen verkrijgbaar moeten worden gesteld.

26.3. De jaarrekening wordt ondertekend door ieder lid van de raad van bestuur en iedere commissaris. Indien de ondertekening van een of meer leden van de raad van bestuur en/of een of meer commissarissen ontbreekt, wordt daarvan onder opgave van reden melding gemaakt.

26.4. De vennootschap zorgt dat de opgemaakte jaarrekening, het jaarverslag, de verklaring van de accountant en de in lid 1 bedoelde overige gegevens zo spoedig mogelijk, doch niet later dan met ingang van de datum van oproeping tot de algemene vergadering, bestemd tot hun behandeling, op het kantoor van de vennootschap aanwezig zijn en ter plaatse in de oproeping vermeld. Aandeelhouders en andere vergadergerechtigden kunnen die stukken aldaar inzien en er kosteloos een afschrift van verkrijgen. Derden kunnen op vorenbedoelde plaatsen een afschrift tegen kostprijs verkrijgen.

26.5. Indien een verklaring omtrent de getrouwheid van de jaarrekening is vereist en de algemene vergadering geen kennis heeft kunnen nemen van die verklaring, kan de jaarrekening niet worden vastgesteld, tenzij onder de overige gegevens een wettige grond wordt medegedeeld waarom de verklaring ontbreekt.

26.6. Indien de jaarrekening gewijzigd wordt vastgesteld, kunnen de aandeelhouders en de andere vergadergerechtigden daarvan kosteloos een afschrift verkrijgen.

Accountant.

Artikel 27.

27.1. De algemene vergadering verleent aan een registeraccountant of andere deskundige, als bedoeld in artikel 393 van Boek 2 - beiden hierna aan te duiden als: de deskundige - dan wel een organisatie waarin zodanige deskundigen samenwerken, de opdracht tot onderzoek van de opgemaakte jaarrekening. Gaat de algemene vergadering daartoe niet over, dan is de raad van commissarissen of - zo deze daartoe niet overgaat - de raad van bestuur bevoegd en verplicht de opdracht te verlenen. De algemene vergadering en degene die de opdracht heeft verleend kan de opdracht, als hiervoor in dit lid bedoeld, intrekken en deze aan een andere deskundige verlenen, slechts om gegronde redenen met inachtneming van lid 2 van artikel 393 van Boek 2. De door de raad van bestuur verleende opdracht kan bovendien door de raad van commissarissen worden ingetrokken en aan een andere deskundige worden verleend.

27.2. De deskundige brengt omtrent zijn onderzoek verslag uit aan de raad van bestuur en aan de raad van commissarissen. De deskundige geeft de uitslag van zijn onderzoek in een verklaring weer.

Jaarvergadering.

Artikel 28.

Elk jaar wordt binnen de daartoe bij of krachtens de wet gestelde termijn ten minste een algemene vergadering gehouden.

Winst en verlies.

Artikel 29.

29.1. a. Uit de winst, die in het laatstverstreken boekjaar is behaald, wordt allereerst, zo mogelijk, op de cumulatief preferente aandelen A uitgekeerd een percentage op

jaarbasis van het verplicht op die aandelen gestorte bedrag, welk percentage gelijk is aan het effectief gemiddeld rendement van de laatste twintig beursdagen voorafgaand aan de vijfde werkdag voor de dag van plaatsing van de cumulatief preferente aandelen A op Nederlandse Staatsleningen met een looptijd van zeven tot acht jaar, zoals berekend door het Centraal Bureau voor de Statistiek en opgenomen in de Officiële Prijscourant van Euronext Amsterdam N.V., verhoogd met de door de raad van bestuur vastgestelde opslag van honderdveertig basispunten.
Indien in de loop van enig boekjaar uitgifte van cumulatief preferente aandelen A heeft plaatsgevonden, zal voor dat boekjaar het dividend op die aandelen naar rato tot de dag van uitgifte worden verminderd.

b. Voor de eerste maal op eenendertig december tweeduizenddrie en iedere zeven jaar nadien wordt het percentage opnieuw vastgesteld op de in de vorige paragraaf beschreven wijze, met dien verstande dat de hoogte van de daarvermelde opslag door de raad van bestuur onder goedkeuring van de raad van commissarissen en na goedkeuring van de vergadering van houders van cumulatief preferente aandelen A zal worden vastgesteld met een maximum van vijfhonderd basispunten.

c. Indien de in enig boekjaar behaalde winst niet toereikend is om gemeld percentage (inclusief de toepasselijke opslag) uit te keren, wordt, met inachtneming van het in het zevende lid bepaalde, gemeld percentage (inclusief de toepasselijke opslag) voor zover nodig ten laste van de reserves gebracht, met dien verstande dat die uitkering niet ten laste mag gaan van de agioreserve A, als hierna in paragraaf e vermeld.
Indien in enig boekjaar de vrije uitkeerbare reserves niet toereikend zijn om gemeld percentage (inclusief de toepasselijke opslag) uit te keren, vinden in de volgende jaren paragraaf a van dit lid en de leden 2, 3, 4 en 5 eerst toepassing, nadat het tekort is ingehaald.

d. Op de cumulatief preferente aandelen A zal geen verdere uitkering geschieden dan in dit artikel en in artikel 32 is bepaald.

e. De vennootschap kent naast eventuele overige reserves een agioreserve A. Op de agioreserve A wordt een bedrag gelijk aan het op de cumulatief preferente aandelen A gestorte agio bijgeboekt.

De houders van cumulatief preferente aandelen A zijn gerechtigd tot de agioreserve A. Slechts verliezen die niet uit een reserve - niet zijnde de agioreserve A - bestreden of op andere wijze gedelgd kunnen worden, zullen ten laste van de agioreserve A worden gebracht. De verliezen worden van de agioreserve A afgeboekt, indien en voor zover dit mogelijk is ten tijde van het besluit tot afboeking.
Indien een afboeking als in de vorige zin bedoeld ten laste van de agioreserve A heeft plaatsgevonden, zullen in volgende jaren behaalde winsten allereerst worden bestemd tot aanzuivering van het bedrag dat van de agioreserve A werd afgeboekt, met dien verstande dat het bedrag van een aanzuivering van de agioreserve A wordt verminderd naar verhouding van het aantal cumulatief preferente aandelen A dat ten tijde van de

aanzuivering door de vennootschap zelf wordt gehouden, maar ten tijde van een hiervoor bedoelde afboeking door een of meer anderen werd gehouden.

29.2. a. Van de na toepassing van lid 1 overblijvende winst, wordt, zo mogelijk, op de cumulatief preferente aandelen D uitgekeerd een bedrag gelijk aan het hierna te noemen percentage op jaarbasis van het verplicht op die aandelen, per de aanvang van het boekjaar waarover de uitkering geschiedt danwel -indien het nemen van de cumulatief preferente aandelen D in de loop van dat boekjaar heeft plaatsgevonden- per de dag waarop die aandelen zijn genomen, gestorte bedrag.

b. Het hiervoor in paragraaf a. bedoelde percentage is gelijk aan het percentage van het EURIBOR tarief voor eenmaandsleningen - gewogen naar het aantal dagen waarvoor dit percentage van kracht was - gedurende het boekjaar waarover de uitkering geschiedt, verhoogd met twee vijf/tiende procent (2,5%). Indien in het boekjaar waarover de hiervoor bedoelde uitkering plaatsvindt, het verplicht op de cumulatief preferente aandelen D gestorte bedrag is verlaagd of, ingevolge een besluit tot verdere storting, is verhoogd, zal de uitkering worden verlaagd, respectievelijk worden verhoogd met een bedrag gelijk aan het hiervoor bedoelde percentage van het bedrag van de verlaging respectievelijk verhoging, berekend vanaf het tijdstip van de verlaging respectievelijk van het tijdstip waarop de verdere storting verplicht is geworden.

c. Indien en voor zover de winst niet voldoende is om de in dit lid bedoelde uitkering volledig te doen, zal het tekort worden uitgekeerd ten laste van de reserves, voor zover daardoor niet wordt gehandeld in strijd met het bepaalde in lid 7 van dit artikel, met dien verstande dat die uitkering niet ten laste mag gaan van het saldo van de agioreserve A.
Indien en voor zover de in de eerste zin bedoelde uitkering ook niet ten laste van de reserves kan worden gedaan, wordt uit de winst die in daaropvolgende jaren wordt geboekt - na toepassing van het bepaalde in het eerste lid - eerst een zodanige uitkering aan de houders van cumulatief preferente aandelen D gedaan dat het tekort volledig is aangezuiverd alvorens toepassing kan worden gegeven aan het bepaalde in de volgende leden van dit artikel.

d. Op de cumulatief preferente aandelen D worden geen verdere uitkeringen gedaan dan in dit artikel en in artikel 32 is bepaald.

e. Indien de winst over een boekjaar wordt vastgesteld en in dat boekjaar een of meer cumulatief preferente aandelen D met terugbetaling zijn ingetrokken, hebben degenen die blijkens het in artikel 7 bedoelde register ten tijde van bedoelde intrekking houder van deze cumulatief preferente aandelen D waren, een onvervreemdbaar recht op uitkering van winst als hierna omschreven. De winst, die aan de bedoelde houder van cumulatief preferente aandelen D zo mogelijk wordt uitgekeerd, is gelijk aan het bedrag van de uitkering, waarop hij op grond van het bepaalde in dit lid recht zou hebben, indien hij ten tijde van de winstvaststelling nog houder zou zijn geweest van de hiervoor bedoelde cumulatief preferente aandelen D, naar tijdsgelang gerekend over de periode dat hij in bedoeld boekjaar houder van deze cumulatief preferente aandelen D was, op welke uitkering in mindering komt het bedrag van de uitkering die overeenkomstig het bepaalde in lid 8 van dit artikel is gedaan.

f. Indien in de loop van enig boekjaar uitgifte van cumulatief preferente aandelen D heeft plaatsgevonden, zal voor dat boekjaar het dividend op de desbetreffende cumulatief preferente aandelen D naar rato tot de desbetreffende dag van uitgifte worden verminderd.

29.3. a. Vervolgens wordt op de cumulatief preferente aandelen E van iedere serie een dividend uitgekeerd gelijk aan een percentage berekend over het bedrag dat is gestort op de cumulatief preferente aandelen E van de desbetreffende serie door het rekenkundig gemiddelde te nemen van het effectieve rendement op de hierna te omschrijven Nederlandse Staatsleningen, zoals opgemaakt door het Centraal Bureau voor de Statistiek en opgenomen in de Officiële Prijscourant van Euronext Amsterdam N.V. over de laatste twintig beursdagen, voorafgaande aan de dag van eerste uitgifte van cumulatief preferente aandelen E van de desbetreffende serie.

b. Onder de in de vorige paragraaf vermelde Nederlandse Staatsleningen worden verstaan de Nederlandse Staatsleningen met een (resterende) looptijd van zeven tot acht jaar. Indien het effectieve rendement op deze Nederlandse Staatsleningen ten tijde van de berekening van het dividendpercentage niet door het Centraal Bureau voor de Statistiek wordt opgemaakt of niet wordt opgenomen in de Officiële Prijscourant van Euronext Amsterdam N.V., zal onder de in de vorige paragraaf vermelde Nederlandse Staatsleningen verstaan worden de Nederlandse Staatsleningen met een (resterende) looptijd die zo nauw mogelijk aansluit bij een (resterende) looptijd van zeven tot acht jaar waarvan het effectieve rendement ten tijde van de berekening van het dividendpercentage wèl door het Centraal Bureau voor de Statistiek wordt opgemaakt en gepubliceerd als hiervoor vermeld, zulks echter met een maximum (resterende) looptijd van acht jaar.

c. Per een januari van het jaar, volgende op het jaar waarin zeven jaar na de dag van uitgifte van cumulatief preferente aandelen E van de desbetreffende serie zijn verstreken, en vervolgens telkenmale zeven jaar nadien, zal het dividendpercentage van cumulatief preferente aandelen E van de desbetreffende serie worden aangepast aan het effectieve rendement van de in de vorige paragrafen bedoelde Nederlandse Staatsleningen, berekend op de wijze als hiervoor vermeld, echter met dien verstande dat het vermelde gemiddelde berekend wordt over de laatste twintig beursdagen voorafgaande aan de dag per welke het dividendpercentage wordt aangepast.

d. Indien en voor zover de winst niet voldoende is om de in dit lid bedoelde uitkering volledig te doen, zal het tekort worden uitgekeerd ten laste van de reserves, voor zover daardoor niet wordt gehandeld in strijd met het bepaalde in lid 7 van dit artikel, met dien verstande dat die uitkering niet ten laste mag gaan van het saldo van de agioreserve A.

Indien en voor zover de in dit lid bedoelde uitkering ook niet ten laste van de reserves kan worden gedaan, wordt uit de winst die in daaropvolgende jaren wordt geboekt -na toepassing van het bepaalde in het eerste en tweede lid- eerst een zodanige uitkering aan de houders van cumulatief preferente aandelen E gedaan dat het tekort volledig is aangezuiverd alvorens toepassing kan worden gegeven aan het bepaalde in de volgende leden van dit artikel. Bij de toepassing van het bepaalde in dit onderdeel d. worden de houders van de verschillende series gelijk behandeld.

e. Indien in het boekjaar waarover de hiervoor bedoelde uitkering plaatsvindt, het verplicht op de cumulatief preferente aandelen E gestorte bedrag is verlaagd, zal de uitkering worden verlaagd met een bedrag gelijk aan het hiervoor bedoelde percentage van het bedrag van de verlaging, berekend vanaf het tijdstip van de verlaging.
Op de cumulatief preferente aandelen E worden geen verdere uitkeringen gedaan dan in dit artikel en in artikel 32 is bepaald.

f. Indien de winst over een boekjaar wordt vastgesteld en in dat boekjaar een of meer cumulatief preferente aandelen E met terugbetaling zijn ingetrokken, hebben degenen die blijkens het in artikel 7 bedoelde register ten tijde van bedoelde intrekking houder van deze cumulatief preferente aandelen E waren, een onvervreemdbaar recht op uitkering van winst als hierna omschreven. De winst, die aan de bedoelde houder van cumulatief preferente aandelen E zo mogelijk wordt uitgekeerd, is gelijk aan het bedrag van de uitkering, waarop hij op grond van het bepaalde dit lid recht zou hebben, indien hij ten tijde van de winstvaststelling nog houder zou zijn geweest van de hiervoor bedoelde cumulatief preferente aandelen E, naar tijdsgelang gerekend over de periode dat hij in bedoeld boekjaar houder van deze cumulatief preferente aandelen E was, op welke uitkering in mindering komt het bedrag van de uitkering die overeenkomstig het bepaalde in lid 8 van dit artikel is gedaan.

g. Indien de eerste uitgifte van cumulatief preferente aandelen E van een serie plaatsvindt gedurende de loop van een boekjaar, zal voor dat boekjaar het dividend op de desbetreffende serie cumulatief preferente aandelen E naar rato tot de eerste dag van uitgifte worden verminderd.

29.4. Van de winst, die na toepassing van het in lid 3 bepaalde overblijft zullen zodanige bedragen worden gereserveerd als de raad van bestuur met goedkeuring van de raad van commissarissen zal bepalen.

29.5. De winst die na toepassing van het bepaalde in de vorige leden van dit artikel resteert, staat ter vrije beschikking van de algemene vergadering. Bij staking van stemmen over uitkering of reservering van winst wordt de winst waarop het voorstel betrekking heeft, gereserveerd.

29.6. Enige uitkering van winst anders dan interimdividend geschiedt eerst na goedkeuring van de jaarrekening waaruit blijkt dat zij geoorloofd is.

29.7. De vennootschap kan slechts uitkeringen doen voor zover haar eigen vermogen groter is dan het gestorte en opgevraagde deel van het geplaatste kapitaal vermeerderd met de reserves die krachtens de wet moeten worden aangehouden.

29.8. In geval van intrekking met terugbetaling van cumulatief preferente aandelen A en/of cumulatief preferente aandelen D en/of cumulatief preferente aandelen E wordt op de dag van terugbetaling een uitkering gedaan op de ingetrokken cumulatief preferente aandelen A respectievelijk de cumulatief preferente aandelen D respectievelijk de cumulatief preferente aandelen E, welke uitkering berekend wordt zoveel mogelijk in overeenstemming met het bepaalde in lid 1 respectievelijk lid 2 respectievelijk lid 3 van dit artikel en wel naar tijdsgelang te berekenen over de periode vanaf de dag waarover voor het laatst een uitkering als bedoeld in lid 1 respectievelijk lid 2 respectievelijk lid 3 werd gedaan - dan wel indien de cumulatief preferente aandelen A respectievelijk cumulatief preferente aandelen D respectievelijk cumulatief preferente aandelen E na een zodanige dag zijn geplaatst: vanaf de dag van uitgifte - tot aan de dag van terugbetaling, een en ander onverminderd het bepaalde in artikel 105, Boek 2.

29.9. Door de vennootschap gehouden aandelen of certificaten en aandelen of certificaten die de vennootschap in vruchtgebruik heeft, tellen niet mee bij de berekening van de winstverdeling.

29.10. De algemene vergadering is bevoegd op voorstel van de raad van bestuur, welke voorstel is goedgekeurd door de raad van commissarissen, te besluiten tot uitkeringen aan houders van gewone aandelen ten laste van de algemene reserves.

29.11. Onverminderd de bepalingen in artikel 105, Boek 2 zal halfjaarlijks automatisch interimdividend worden uitgekeerd op de cumulatief preferente aandelen A. De raad van bestuur is met goedkeuring van de raad van commissarissen bevoegd te besluiten tot het doen van tussentijdse uitkeringen op de overige soorten aandelen. Uitkeringen als in de tweede zin van dit lid bedoeld, kunnen slechts geschieden indien volgend op de betaling van een zodanig dividend, het interimdividend als bedoeld in de eerste zin van dit lid kan geschieden en tevens is voldaan aan het bepaalde in artikel 105, lid 4, Boek 2.

<u>Artikel 30.</u>

30.1. Dividenden zijn opeisbaar en betaalbaar met ingang van een door de raad van commissarissen vastgestelde dag, welke verschillend kan zijn voor uitkeringen op gewone aandelen, voor uitkeringen op cumulatief preferente aandelen A, voor uitkeringen op cumulatief preferente aandelen D en voor uitkeringen op series cumulatief preferente aandelen E. Dividenden, welke binnen vijf jaren na de aanvang van de tweede dag waarop zij opeisbaar zijn geworden, niet in ontvangst zijn genomen, vervallen aan de vennootschap.

30.2. De raad van bestuur is met goedkeuring van de raad van commissarissen bevoegd om te bepalen dat een uitkering op gewone aandelen geheel of gedeeltelijk niet in geld maar in de vorm van gewone aandelen in het kapitaal van de vennootschap zal worden gedaan of te bepalen dat houders van gewone aandelen de keuze wordt gelaten om een uitkering hetzij geheel of gedeeltelijk in geld, hetzij in de vorm van gewone aandelen in het kapitaal van de vennootschap te nemen, een en ander voor zover de raad van bestuur overeenkomstig het bepaalde in artikel 8 is aangewezen als een orgaan dat bevoegd is te besluiten tot uitgifte van dergelijke aandelen. De raad van bestuur stelt met goedkeuring van de raad van commissarissen de voorwaarden vast waaronder een dergelijke keuze kan worden gedaan. Indien de raad van bestuur niet is aangewezen als het hiervoor bedoelde bevoegde orgaan komt de hiervoor bedoelde bevoegdheid toe aan de algemene vergadering op voorstel van de raad van bestuur en met goedkeuring van de raad van commissarissen.

Bijzondere besluiten.

Artikel 31.

31.1. Indien cumulatief preferente aandelen A uitstaan bij anderen dan de vennootschap kunnen de volgende besluiten van de algemene vergadering slechts worden genomen met de voorafgaande goedkeuring van de vergadering van houders van cumulatief preferente aandelen A:

a. een besluit tot het wijzigen van de artikelen 17, lid 4, 21, lid 2, 22, lid 10, 29, 32 en dit artikel 31, lid 1;

b. een besluit tot uitgifte van cumulatief preferente aandelen A en een besluit tot aanwijzing van de raad van bestuur als het tot uitgifte van cumulatief preferente aandelen A bevoegde orgaan als vermeld in artikel 8;

c. een besluit tot machtiging van de raad van bestuur tot verkrijging door de vennootschap van aandelen in haar eigen kapitaal en een besluit tot vermindering van het geplaatste kapitaal als vermeld in de artikelen 10 en 11.

31.2. Onverminderd het bepaalde in lid 1 kan een besluit tot wijziging van deze statuten of tot ontbinding van de vennootschap slechts worden genomen op voorstel van de raad van commissarissen.

31.3. Onverminderd het in lid 1 en lid 2 bepaalde kan een besluit tot ontbinding slechts worden genomen in een algemene vergadering, waarin ten minste de helft van het geplaatste kapitaal vertegenwoordigd is. Is in een vergadering waarin het voorstel tot het nemen van een besluit tot ontbinding niet het vereiste kapitaal vertegenwoordigd, dan wordt een tweede vergadering bijeengeroepen, te houden ten hoogste vijfenveertig (45) dagen na de eerste vergadering, waarin alsdan, ongeacht het vertegenwoordigde kapitaal, een besluit tot ontbinding kan worden genomen. Bij de oproeping tot de nieuwe vergadering moet worden vermeld, dat en waarom een besluit tot ontbinding kan worden genomen, onafhankelijk van het ter vergadering vertegenwoordigde kapitaal.

Ontbinding en vereffening.

Artikel 32.

32.1. Indien de vennootschap wordt ontbonden ingevolge een besluit van de algemene vergadering, geschiedt de vereffening met inachtneming van de wettelijke bepalingen. Tijdens de vereffening blijven deze statuten voor zover mogelijk van kracht.

32.2. De vennootschap blijft na haar ontbinding voortbestaan voor zover dat voor de vereffening van haar vermogen noodzakelijk is.

32.3. In stukken en aankondigingen die van de ontbonden vennootschap uitgaan moet aan haar naam worden toegevoegd: in liquidatie.

32.4. Tenzij de algemene vergadering anders besluit of de wet anders bepaalt, treden de leden van de raad van bestuur als vereffenaars van het vermogen van de ontbonden vennootschap op.

32.5. De vereffenaars doen aan het handelsregister de met de ontbinding en de vereffening verband houdende wettelijk vereiste opgave.

32.6. Uit hetgeen van het vermogen van de ontbonden vennootschap resteert na voldoening van al haar schulden, wordt achtereenvolgens, voor zover mogelijk:

a. aan de houders van cumulatief preferente aandelen A uitgekeerd het op hun aandelen verplicht gestorte bedrag, vermeerderd met het in vorige jaren te weinig daarop uitgekeerde dividend, het saldo van de agioreserve A en vermeerderd met een percentage op jaarbasis, als bedoeld in artikel 29, lid 1, van het op die aandelen verplicht gestorte bedrag over de periode waarover nog geen (interim)dividend is uitgekeerd op die aandelen tot aan de datum van uitkering volgens het plan van verdeling;

b. aan de houders van cumulatief preferente aandelen D voor ieder door hen gehouden cumulatief preferent aandeel D uitgekeerd het daarop gestorte bedrag, vermeerderd met het in vorige jaren te weinig daarop uitgekeerde dividend en vermeerderd met een bedrag gelijk aan het in artikel 29, lid 2 bedoelde percentage van het verplicht op de cumulatief preferente aandelen D gestorte bedrag berekend over ieder jaar of gedeelte van een jaar in de periode, die aanvangt op de dag volgende op de periode waarover het laatst dividend op de cumulatief preferente aandelen D is betaald en die eindigt op de dag van de in dit artikel bedoelde uitkering op cumulatief preferente aandelen D;

c. aan de houders van cumulatief preferente aandelen E voor ieder door hen gehouden cumulatief preferent aandeel E uitgekeerd het daarop gestorte bedrag, vermeerderd met het in vorige jaren te weinig daarop uitgekeerde dividend en vermeerderd met een bedrag gelijk aan het in lid 3 van artikel 29 bedoelde percentage van het op de cumulatief preferente aandelen E gestorte bedrag, berekend over ieder jaar of gedeelte van een jaar in de periode, die aanvangt op de dag volgend op de periode waarover het laatst dividend op de cumulatief preferente aandelen E is betaald en die eindigt op de dag van de in dit artikel bedoelde uitkering op cumulatief preferente aandelen E; de houders van de verschillende series van cumulatief preferente aandelen E worden daarbij gelijk behandeld;

d. het dan resterende wordt verdeeld tussen de houders van gewone aandelen naar evenredigheid van ieders bezit van gewone aandelen.

32.7. Nadat de rechtspersoon heeft opgehouden te bestaan blijven de boeken, bescheiden en andere gegevensdragers van de vennootschap gedurende zeven jaar berusten onder degene die daartoe door de vereffenaars is aangewezen.

De vereiste ministeriële verklaring van geen bezwaar is verleend op twaalf maart tweeduizendtien, nummer N.V. 490.582.

De ministeriële verklaring van geen bezwaar en het stuk waaruit blijkt van de in de aanhef van deze akte vermelde besluiten worden aan deze akte gehecht.

Waarvan deze akte in minuut wordt verleden te Amsterdam, op de datum in het hoofd van deze akte vermeld.
Na mededeling van de zakelijke inhoud van de akte, het geven van een toelichting daarop en na de verklaring van de comparante van de inhoud van de akte te hebben kennisgenomen en met beperkte voorlezing in te stemmen, wordt deze akte onmiddellijk na voorlezing van die gedeelten van de akte, waarvan de wet voorlezing voorschrijft, door de comparante, die aan mij, notaris, bekend is, en mij, notaris, ondertekend, om acht uur vijfendertig minuten.
(get.): E. Julius, S.M. Versteege.



PRESS RELEASE

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Amersfoort, 28 July 2009

Nutreco to acquire the animal nutrition business from Cargill in Spain and Portugal

Nutreco announced today that it has agreed to acquire the animal nutrition business of Cargill in Spain and Portugal. The acquisition includes Cargill's 12 compound feed production facilities, with a production volume of around 700,000 metric tonnes, annual sales of approximately EUR 240 million and 450 employees. With this acquisition Nutreco strengthens its leading market position in animal nutrition in the region. The closing of the transaction is subject to the approval of the European Commission anti-trust authorities.

The acquired business offers animal nutrition solutions for all farmed animal species. After integration and transformation, the acquired business is in two years' time expected to contribute a similar operating margin as Nutreco's compound feed business in Iberia. The total consideration for this acquisition is approximately EUR 40 million which includes integration and transformation costs and investments in production locations in the next two years.

Francisco Irazusta, Managing Director Nanta, Nutreco's animal nutrition business in Iberia: "This acquisition will strengthen Nanta with a team of professionals with significant know-how of the business. Together with the commitment and knowledge of our people, the talent of this new team will generate important synergies and will enhance the level of the industry in terms of quality, innovation and food safety for the benefit of our existing and new customers."

Joe Stone, president of Cargill's global animal nutrition business: "Cargill has been in animal nutrition in Spain and Portugal for many years but now we have decided to reassess our portfolio. We are a longstanding provider of raw materials to Nutreco for their animal feed production and will continue to supply them from our other operations in Spain. The sale of the business to Nutreco represents an opportunity to better position it for future success. We are confident that we are placing these operations in capable hands."

Jerry Vergeer, Nutreco's Executive Vice-President Agriculture: "This acquisition enhances our solid position in this important region and clearly demonstrates our desire to drive further growth in markets where Nutreco has leading market positions."

* * * *

Nutreco
Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs almost 9,300 people in 30 countries, with sales in 80 countries. Nutreco is listed on the Euronext stock exchange in Amsterdam and has annual revenues approaching EUR 5 billion.

Nutreco in Spain
The Nutreco business activities in Spain and Portugal include compound feed (Nanta), premix and feed specialties (Trouw Nutrition), fish feed (Skretting), poultry processing (Grupo Sada) and pig production (Inga Food). Together these activities have 27 production plants and their own R&D and innovation centres. Nutreco employs more than 3,500 permanent employees in Spain and generated revenues of approximately EUR 1.3 billion in 2008.

For more information:
Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 33 422 6134
Mobile: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com



United States Securities and Exchange Commission
Washington, D.C. 20549

Filing pursuant to Rule 12g3-2(b)

ISSUER	FILE NO.
Nutreco Holding N.V.	82- 4927

PERSBERICHT

Amersfoort, 28 juli 2009

Nutreco sluit overeenkomst voor overname van de mengvoeractiviteiten van Cargill in Spanje en Portugal

Nutreco heeft vandaag bekendgemaakt dat het een overeenkomst heeft getekend voor de overname van de diervoedingsactiviteiten van Cargill in Spanje en Portugal. Hiermee verwerft Nutreco de 12 mengvoerproductiebedrijven van Cargill in deze regio, met een gezamenlijk productievolume van circa 700.000 ton, een jaaromzet van circa EUR 240 miljoen en 450 medewerkers. Met deze overname versterkt Nutreco haar leidende positie in diervoeding op de Iberische markt. De transactie vindt plaats onder voorbehoud van de goedkeuring van de Europese mededingingsautoriteiten.

De overgenomen productielocaties maken voer voor alle diersoorten in de veehouderij. Met de verworven activiteiten zal naar verwachting over twee jaar, na de integratie en transformatie, eenzelfde operationele marge worden gerealiseerd als met de bestaande Nutreco mengvoeractiviteiten in Spanje en Portugal. Met de overname is een totaalbedrag van circa EUR 40 miljoen gemoeid, waaronder begrepen de integratie, transformatie en de nodige investeringen in de komende twee jaar.

Francisco Irazusta, Managing Director van Nanta, de mengvoeractiviteiten van Nutreco in Spanje en Portugal: “Met deze overname wordt Nanta versterkt met een team professionals met uitgebreide kennis van deze sector. Samen met de inzet en deskundigheid van onze eigen mensen zal dit nieuwe team belangrijke synergieën opleveren en de kwaliteit, het innovatief vermogen en het niveau van voedselveiligheid in deze sector verder verhogen. Dit komt uiteindelijk ten goede aan onze bestaande en nieuwe klanten.”

Joe Stone, President van Cargill’s wereldwijde diervoedingsactiviteiten: “Cargill is als diervoedingsonderneming al vele jaren actief op de Iberische markt, maar wij hebben nu besloten om onze portefeuille te herzien. Vanuit andere vestigingen in Spanje levert Cargill al jaren grondstoffen aan Nutreco voor de productie van diervoeding en zal dit ook blijven doen. De verkoop van de 12 productielocaties aan Nutreco is een kans om deze mengvoeractiviteiten in de toekomst succesvol te positioneren. Wij zijn ervan overtuigd dat deze activiteiten hiermee in zeer capabele handen komen.”

Jerry Vergeer, Nutreco’s Executive Vice-President Agriculture: “Deze overname versterkt onze positie in deze belangrijke regio en onderstreept onze wens om verder te groeien in markten waar Nutreco al een leidende positie heeft.”

* * * *

Nutreco
Nutreco heeft een leidende positie in de wereld van diervoeding en visvoer. Onze geavanceerde voeroplossingen zijn de basis van voeding voor miljoenen consumenten in de wereld. Kwaliteit, innovatie en duurzaamheid zijn verweven in onze bedrijfscultuur. Nutreco beschikt over een rijke historie van ruim 100 jaar kennis en ervaring, een solide fundament voor de toekomst. De onderneming heeft circa 9.300 medewerkers in 30 landen en verkoopt haar producten in 80 landen. Nutreco heeft een jaaromzet van circa 5 miljard euro en is genoteerd aan de Euronext-beurs in Amsterdam.

Nutreco in Spanje
De Nutreco activiteiten in Spanje en Portugal bestaan uit mengvoer (Nanta), premix en speciaalvoer (Trouw Nutrition), visvoer (Skretting), kipverwerking (Grupo Sada) en varkensproductie (Inga Food). Samen hebben deze activiteiten 27 productievestigingen en eigen R&D- en Innovatiecentra. Nutreco biedt in Spanje werkgelegenheid aan meer dan 3.500 werknemers en realiseerde in 2008 een omzet van circa EUR 1,3 miljard.

Meer informatie:
Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telefoon: 033 422 6134
Mobiel: 06 5159 9483
E-mail: jurgen.pullens@nutreco.com



PRESS RELEASE

Amersfoort, 30 July 2009

Nutreco reports half-year revenues of EUR 2.1 billion and EBITA of EUR 41.6 million

- **Revenue of EUR 2,127.7 million; a decrease of 8.5% from first half 2008 mainly due to 7.0% lower volumes**
- **Performance in line with outlook in the Q1 trading update**
- **The agreed acquisition of twelve compound feed plants from Cargill in Spain and Portugal will strengthen Nutreco's leading market position**
- **Company wide programmes to reduce working capital and operational costs are contributing to the result**
- **Nutreco secured financing with a syndicated loan and a private placement and maintained a strong balance sheet**
- **Interim 2009 dividend EUR 0.20 at choice of shareholder in cash or stock**

Wout Dekker, Nutreco CEO: "The Nutreco performance in the first half year is in line with our outlook given in the Q1 trading update. Our premix and feed specialties business performed well and the fundamentals in the fish feed business are good, although demand for fish feed in Chile is reduced as a consequence of the ISA virus in salmon farming. The compound feed business in the Netherlands suffered a major loss at the beginning of the year, but measures have been taken to restore profitability. In Spain the poultry business returned to profitability due to lower feed prices and higher poultry prices. We are strengthening the compound feed business in Spain and Portugal, with the acquisition in those countries of the animal nutrition business from Cargill. This acquisition fits in our growth strategy of participating in the consolidation process in those markets where we have leading positions. Due to the expansion of Nutreco and to support further growth we extended our Executive Board to five members by appointing three Executive-Vice Presidents."

Long-term prospects remain positive
"Animal nutrition and fish feed products are directly linked to the basic needs of consumers for food products such as dairy products, meat and fish. Due to the global financial downturn there is a temporary shift in consumer spending to less expensive food categories and a temporary decline in volumes. As a consequence the demand for milk and meat products would decline slightly leading to lower milk and pig prices. Farmers are used to adjusting to such situations by measures including cost savings, which could lead to a temporary reduction in animal feed purchases. However, demand for food will increase again as the global economies recover and population numbers rise. In June Nutreco organised the fifth biennial Agri Vision multi stakeholder conference. The main question during the conference was 'will we be able to feed and fuel 9 billion people in 2050 in a sustainable way?' The majority of the 375 participants was optimistic since current knowledge and technology can still increase agricultural productivity substantially and targeted research can boost it even further. Nutreco operates at the critical junction between the raw materials and the producers of meat, fish, dairy and eggs. Our slogan 'Feeding the future' reflects our ambition to have a leading role in developing advanced feed solutions that contribute to feeding a growing world population."

Key figures
(EUR x million)

	H1 2009	H1 2008	Change
Revenue from 'continuing operations'	2,127.7	2,324.2	-8.5%
Operating result before exceptionals and amortisation (EBITA)	41.6	82.3	-49.5%
Operating result from 'continuing operations' (EBIT)	33.1	80.1	-58.7%
Profit after tax from 'continuing operations'	13.7	48.8	-71.9%
Profit for the period attributable to equity holders of Nutreco	12.3	51.3	-76.0%
Basic earnings per ordinary share for 'continuing operations' (EUR)	0.36	1.38	-73.9%

NOTES ON FINANCIAL RESULTS

General:
In comparing the first half year results of 2009 with 2008 two major events should be taken into consideration:

1. Nutreco had a negative one-off of approximately EUR 20 million in compound feed in the first half of 2009.
2. The first half year results of 2008 were the best results in the history of Nutreco. This was partly related to EUR 20 million benefits related to favourable raw material position in a market with increasing prices.

Furthermore the majority of Nutreco's result is generated in the second half of the year. As we indicate in the outlook of this report the second half year results will be more in line with the second half of 2008.

Revenue
Revenue from Nutreco's 'continuing operations' amounted to EUR 2,127.7 million in the first half of 2009, a decrease of 8.5% compared with the same period in 2008. Of this decrease 7.0% relates to a lower demand for feed in line with market developments and -1.6% consisted of price-effect related to lower raw material prices. Acquisitions contributed 1.0% and the foreign exchange rate effect was -0.9 %.

Operating result
The EBITA before exceptional items from 'continuing operations' was 49.5 % lower at EUR 41.6 million compared with EUR 82.3 million in the first half of 2008. This decline was partly due to the exceptionally strong result in the first half of 2008 as explained before.

The **Premix and feed specialties** business reported an EBITA of EUR 31.8 million (2008: EUR 45.1 million) a decrease of 29.5%.The operational performance is in line with last year excluding the one-time benefit that was approximately EUR 15 million in the first half of 2008. The result in the first half-year of **Compound feed Europe** was EUR -12.9 million (2008: EUR 24.4 million). The operating loss relates to a one-off loss of approximately EUR 20 million in the Dutch business, which is partly compensated by the results in Compound feed Spain. Measures have been implemented to restore profitability in the Netherlands. The EBITA from **Animal Nutrition Canada** was 5.4% higher at EUR 9.7 million (2008: EUR 9.2 million).

The EBITA from **Fish feed** was EUR 11.1 million compared with EUR 13.3 million in 2008. The lower result is mainly related to a volume effect due to the continuing health challenges in the Chilean fish farming market. As a consequence of the ISA virus in Chile the fish farming industry had to downscale operations. The decline is partly compensated by a volume growth in other salmon farming areas such as Norway and Canada.

The EBITA from **Meat and other activities** was EUR 11.3 million compared with EUR 0.3 million in the first half of 2008. The return to profitability of Meat and other activities in the first half of 2009 is mainly due to lower cost prices because of lower feed prices and an improvement in poultry prices in Spain.

More details can be found about the performance of the various business segments under the heading 'Condensed segment Information'.

Net financing costs
Net financing costs from 'continuing operations' amounted to EUR 15.2 million (2008: EUR 13.4 million) and increased mainly due to higher interest rates.

The financial expenses, amounting to EUR 17.6 million (2008: EUR 15.6 million) consisted mainly of interest paid on the US private placement, the syndicated loan and the dividend on the cumulative preference shares 'A'.

The financial income of EUR 2.9 million (2008: EUR 1.5 million) increased as a consequence of an average higher cash position. The foreign exchange result for the first half of 2009 was a loss of EUR 0.5 million (2008: EUR 0.7 million profit).

Income tax expense
Income tax expense decreased from EUR 18.2 million to EUR 5.6 million (effective tax rate of 29%). The effective tax rate in 2009 is expected to be 26-28% (2008: 26%), mainly depending on the profit realised in the various countries.

Result after tax from 'continuing operations'
The profit after tax from 'continuing operations' was 71.9% lower at EUR 13.7 million (2008: EUR 48.8 million).

Earnings per ordinary share
Earnings per ordinary share from 'continuing operations' were 73.9% lower at EUR 0.36 (2008: EUR 1.38). The profit for the first half year attributable to equity holders of Nutreco was EUR 12.3 million, compared with EUR 51.3 million in 2008.

Cash position and capital structure
The net debt position on 30 June 2009 was EUR 396.5 million (31 December 2008: EUR 367.1 million). The total equity of Nutreco on 30 June 2009 was EUR 665.6 million (31 December 2008: EUR 665.5 million). The net working capital of EUR 255.2 is stable compared with the net working capital balance at 31 December 2008 (EUR 253.8 million) and decreased compared with the balance at 30 June 2008 (EUR 324.8 million). The improvement was the result of a company wide programme to reduce working capital and of lower raw material prices compared with last year.

On 8 April 2009, Nutreco issued USD 150 million in senior notes in a private placement in the United States of America. The notes have been used to repay the maturing USD 46 million tranche of the notes that were issued in 2004 and to refinance existing bank debt by long-term debt. The senior notes consist of three tranches with maturities of five, seven and ten years and are placed with six institutional investors.

On 20 May 2009, Nutreco successfully refinanced its existing revolving credit facility which would have matured in March 2010. The new facility amounts to EUR 550 million and has a maturity of three years. The facility is supported by an international group of banks.

With both the private loan and the new revolving credit facility, Nutreco has extended its debt maturity profile and ensured sufficient liquidity and a strong balance sheet for the upcoming years.

Interim dividend
The interim dividend amounts to EUR 0.20 per ordinary share. The dividend will be payable in shares or cash at the shareholder's option. The value of the stock dividend will be virtually identical to the cash dividend. The ex-dividend date will be 31 July 2009. The conversion ratio will be determined on 14 August 2009 after close of trading, based on the weighted average share price on the last three days of the period allowed for shareholders to notify the company of their preference, namely 12, 13 and 14 August 2009. Both the cash and stock dividends will be placed at the shareholders' disposal on 20 August. The policy of Nutreco is to pay a dividend of 35-45% of the annual result excluding impairment and the book result on disposed activities.

Outlook second half-year 2009:
The following developments are expected for the second half-year of 2009:

Animal Nutrition
Premix and feed specialties: operational result slightly lower than the second half of last year.
Compound feed Europe: Nutreco expects a return to profitability in the second half of 2009 and a marginal profit over the full year 2009.
Animal Nutrition Canada: operational result expected to be in line with the second half of 2008.

Fish feed
Strong growth in Norway due to 12% harvest volume growth will largely compensate for the decline in Chile as a result of the ISA virus in the Chilean salmon farming market. Nutreco expects a slightly lower result in the second half of 2009 than in 2008.

Meat and other
The Spanish poultry business expects a profit for the second half of the year.

Actions
Nutreco has implemented a company-wide programme to control the development of working capital and to achieve operational costs savings.

Nutreco will continue to grow in animal nutrition and fish feed and will in 2009:

- Further strengthen its global market positions in feed specialties and fish feed by organic growth and acquisitions;
- Focus on new geographic regions and markets with a perspective of structural profitable growth;
- Participate in the compound feed consolidation process in Canada, the Netherlands and Spain where Nutreco has leading local positions;
- Focus on innovation.

* * * * *

Nutreco
Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs almost 9,300 people in 30 countries, with sales in 80 countries. Nutreco is listed on the Euronext stock exchange in Amsterdam and with annual revenues of EUR 4.9 billion in 2008.

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications Nutreco
Telephone: +31 33 422 6134
Mobile: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com

Cautionary note regarding forward-looking statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not based on historical fact, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Such statements are based on plans, estimates and projections as currently available to the management of Nutreco. Forward-looking statements therefore speak only as of the date they are made and we assume no obligation to publicly update any of them in the light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of significant factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include but are not limited to conditions on the markets in Europe, the United States and elsewhere from which we derive a substantial portion of our revenue, potential defaults on the part of borrowers or trading counterparties, the implementation of our restructuring programme including the envisaged reduction in headcount and the reliability of our risk management policies, procedures and methods. For more information on these and other factors, please refer to our annual report. The forward-looking statements contained in this announcement are made as of the date hereof and the companies assume no obligation to update any forward-looking statement contained in this announcement.

SEGMENT INFORMATION

Animal nutrition

The Animal nutrition segment subdivides into:

Premix and feed specialties are the activities of Trouw Nutrition International, which holds a strong position in the world market for premix and innovative specialty feed products such as feed additives, young animal feeds and animal health products
Compound feed Europe comprises the compound feed businesses from the Hendrix companies in The Netherlands, Belgium and Germany and from Nanta and Agrovic in Spain and Portugal
Animal Nutrition Canada is the animal nutrition business in Canada and USA

The 2009 interim results for these reporting lines are analysed below:

Premix and feed specialties

Key figures
(EUR x million)

	H1 09	H1 08	Change
Revenue (third parties)	492.8	509.1	-3.2%
EBITDA*	36.1	49.4	-26.9%
EBITA*	31.8	45.1	-29.5%
Operating margin (EBITA*/revenue)	6.5%	8.9%	
Operating result (EBIT*)	30.2	43.7	-30.9%

* Before exceptional items

The premix and feed specialties business reported a 3.2% decrease in revenue compared with the strong first half of 2008. Volumes were 10.5 % lower due to a lower demand for feed partly as a result of the economic downturn. The positive price-effect was 7.9% and fully related to the first quarter of 2009. Acquisitions contributed 2.1% and here was a -2.7% currency exchange effect.

The EBITA decreased to EUR 31.8 million. The EBITA in the first half 2008 of EUR 45.1 million contained a one-time benefit of approximately EUR 15 million. Excluding this benefit the operational performance in the first half of 2009 was in line with last year. The EBITA-margin was above the target level of 6% due to cost savings, the procurement initiative and a focus on higher margins. The main raw material prices are currently in the middle between the high and lows of 2008, but still higher than the price levels in 2007.

Compound feed Europe

Key figures
(EUR x million)

	H1 09	H1 08	Change
Revenue (third parties)	469.2	635.1	-26.1%
EBITDA*	-7.2	9.3	-124.6%
EBITA*	-12.9	24.4	-152.9%
Operating margin (EBITA*/revenue)	-2.7%	3.8%	
Operating result (EBIT*)	-13.4	23.8	-156.3%

* Before exceptional items

The revenue of Compound feed Europe was EUR 165.9 million lower than in the first half of 2008. Compared with the first half of 2008 the average input prices of the main raw material prices like grain and soya were 20-25% lower resulting in 18.8% lower sales prices. Volumes decreased by 8.3% and acquisitions contributed 1.0%. Demand for compound feed is facing a temporary volume decline because of low prices for farmer products like milk and pigs.

The EBITA before exceptional items was EUR -12.9 million (2008: EUR 24.4 million). The result in the first half year of 2009 was impacted by a one-off loss of approximately EUR 20 million in the Netherlands mainly relating to purchase positions in raw materials. Measures have been implemented to restore profitability.

Animal nutrition Canada

Key figures

(EUR x million)

	H1 09	H1 08	Change
Revenue (third parties)	190.5	193.3	-1.4%
EBITDA*	11.9	11.6	2.6%
EBITA*	9.7	9.2	5.4%
Operating margin (EBITA*/revenue)	5.1%	4.8%	
Operating result (EBIT*)	7.3	6.6	10.6%

* Before exceptional items

The revenue in the first half of 2009 was EUR 190.5 million a decrease of 1.4% compared with the first half in 2008. The volumes declined with 5.2%, compensated by a positive price effect of 5.9%.
The volumes in poultry feed and feed for dairy cows were relatively stable. In the market for pig feed a decline of 8-10% is related to low pig prices. The foreign exchange effect was -2.1%.
The increase in EBITA was 5.4% to EUR 9.7 million and mainly due to cost savings, restructuring and margin improvement.

Fish feed

Key figures

(EUR x million)

	H1 09	H1 08	Change
Revenue (third parties)	438.4	454.0	-3.4%
EBITDA*	19.5	20.9	-6.7%
EBITA*	11.1	13.3	-16.5%
Operating margin (EBITA*/revenue)	2.5%	2.9%	
Operating result (EBIT*)	10.8	12.9	-16.3%

* Before exceptional items

Fish feed revenue in the first half of 2009 declined by 3.4% compared with the same period in 2008 mainly due to a decline in volumes of 9.3%. The impact of higher prices on revenue was 6.0%, acquisitions added 0.7% and there was a -0.8% exchange effect. A strong market development started in Norway in the second quarter of 2009 with 12% market growth. The volume decline is mainly related to continuing health challenges in the Chilean fish farming market. As a consequence of the ISA virus in Chile the fish farming industry had to downscale operations which impacted on the volumes. The salmon farming industry in Chile is waiting for the implementation of solutions to recover from the ISA situation. Current harvest volumes are down with close to 50% compared with the levels in 2007. This harvest decline is partly compensated by a strong volume growth in Norway and to a lesser extent in Canada.

Meat and other

Key figures

(EUR x million)

	H1 09	H1 08	Change
Revenue (third parties)	536.8	532.7	0.8%
EBITDA*	16.1	4.7	242.6%
EBITA*	11.3	0.3	-
Operating margin (EBITA*/revenue)	2.1%	0.1%	
Operating result (EBIT*)	10.9	-0.2	-

* Before exceptional items

The revenue from the Meat and other businesses was 0.8% higher due to higher prices (1.5%) and a small contribution from acquisitions (0.5%), which compensated for a slight decline in volumes (1.2%).
The EBITA increased from EUR 0.3 million to EUR 11.3 million in the first half of 2009.
The recovery of the profitability is mainly related to an improvement of the Spanish poultry business. The Spanish poultry margins increased due to 15-20% lower feed prices and slightly higher average poultry prices. The Spanish pig business suffered from low pig prices, but this was partly compensated by lower feed prices. The poultry hatchery business in Canada performed well and benefited from the high demand for eggs used for vaccine production.

Consolidated income statement

(EUR x million)	1H 2009	1H 2008	Δ%
Revenue	**2,127.7**	**2,324.2**	**-8.5%**
Raw materials and consumables used*	-1,703.9	-1,872.6	-9.0%
Change in fair value of biological assets	-4.3	1.4	
Changes in inventories of finished goods and work in progress	-3.0	10.2	
Gross margin	**416.5**	**463.2**	**-10.0%**
Other operating income	**12.6**	**15.8**	**-20.3%**
Personnel costs	-215.1	-215.3	0.0%
Depreciation and amortisation expenses	-31.6	-29.8	6.0%
Impairment of long lived assets	-3.1	-	
Other operating expenses*	-146.2	-153.8	-4.9%
Operating expenses	**-396.0**	**-398.9**	**-0,7%**
Operating result from 'continuing operations'	**33.1**	**80.1**	**-58.7%**
Financial income	2.9	1.5	
Financial expenses	-17.6	-15.6	
Foreign exchange result	-0.5	0.7	
Net financing costs	**-15.2**	**-13.4**	**13.4%**
Share in results of associates	1.4	0.3	
Result before tax from 'continuing operations'	**19.3**	**67.0**	**-71.1%**
Income tax expense	-5.6	-18.2	-69.2%
Result after tax from 'continuing operations'	**13.7**	**48.8**	**-71.9%**
Result after tax from 'discontinued operations'	-	3.7	
Total result for the period	**13.7**	**52.5**	**-73.9%**
Attributable to:			
Equity holders of Nutreco	12.3	51.3	-76.0%
Minority interest	1.4	1.2	
Total result for the period	**13.7**	**52.5**	**-73.9%**
Key figures per share *'continuing operations'*			
Basic earnings per share *'continuing operations' (EUR)*	0.36	1.38	-73.9%
Diluted earnings per share *'continuing operations' (EUR)*	0.36	1.38	-73.9%
Basic earnings per share *'continuing operations '* before impairment of goodwill *(EUR)*	0.36	1.38	-73.9%
Average number of shares outstanding during the period *(x thousand)*	34,378	34,410	
Average number of diluted shares outstanding during the period *(x thousand)*	34,383	34,419	
Number of shares outstanding as at 30 June *(x thousand)*	34,695	34,117	

Key figures per share *(EUR)*			
Basic earnings per share	0.36	1.49	-75.8%
Diluted earnings per share	0.36	1.49	-75.8%
Basic earnings per share before impairment of goodwill	0.36	1.49	-75.8%

* Raw materials and consumables used for 2008 are for comparison reasons adjusted with EUR 22.6 million for the freight costs, which were reported under other operating expenses.

Consolidated statement of comprehensive income

(EUR x million)	1H 2009	1H 2008	Δ%
Total result for the period	**13.7**	**52.5**	**-73.9%**
Other comprehensive income			
Foreign exchange translation differences	6,0	-13,9	
Income tax relating to components of other comprehensive income	-1,3	-	
Changes in cash flow hedges	4,4	-0,6	
Changes in hedges of foreign exchange transactions	-	-1,3	
Other comprehensive income for the period, net of tax	**9,1**	**-15,8**	
Total comprehensive income for the period	**22,8**	**36,7**	**-37,9%**
Total comprehensive income attributable to:			
Equity holders of Nutreco	21.4	35.5	-39.7%
Minority interest	1.4	1.2	
Total comprehensive income for the period	**22.8**	**36.7**	**-37.9%**

Condensed segment reporting

(EUR x million)	1H 2009	1H 2008	Δ%
Revenues by segment *'continuing operations'*			
Revenues to third parties			
Premix and specialty feed	492.8	509.1	-3.2%
Compound feed Europe	469.2	635.1	-26.1%
Animal Nutrition Canada	190.5	193.3	-1.4%
Animal Nutrition	**1,152.5**	**1,337.5**	**-13.8%**
Fish feed	438.4	454.0	-3.4%
Meat and other	536.8	532.7	0.8%
Revenues *'continuing operations'*	**2,127.7**	**2,324.2**	**-8.5%**
Operating result before exceptional items and amortisation (EBITA) per segment *'continuing operations'*			
Premix and specialty feed	31.8	45.1	-29.5%
Compound feed Europe	-12.9	24.4	-152.9%
Animal Nutrition Canada	9.7	9.2	5.4%
Animal Nutrition	**28.6**	**78.7**	**-63.7%**
Fish feed	11.1	13.3	-16.5%
Meat and other	11.3	0.3	-
Corporate	-9.4	-10.0	-6.0%
EBITA *'continuing operations'* before exceptionals	**41.6**	**82.3**	**-49.5%**
Negative goodwill on acquisitions	-	9.9	
Restructuring charges	-4.2	-6.6	
Other	1.1	-	
Total exceptional items	**-3.1**	**3.3**	
Total EBITA *'continuing operations'*	**38.5**	**85.6**	**-55.0%**
Operating result by segment from *'continuing operations'* (EBIT)			
Premix and specialty feed	30.2	43.7	-30.9%
Compound feed Europe	-13.4	23.8	-156.3%
Animal Nutrition Canada	7.3	6.6	10.6%
Animal Nutrition	**24.1**	**74.1**	**-67.5%**
Fish feed	10.8	12.9	-16.3%
Meat and other	10.9	-0.2	-
Corporate	-9.6	-10.0	-4.0%
Operating result before exceptional items	**36.2**	**76.8**	**-52.9%**
Exceptional items	-3.1	3.3	
Total operating result from *'continuing operations'* (EBIT)	**33.1**	**80.1**	**-58.7%**

Condensed segment reporting

Quarterly revenues

(EUR x million)	Q1 2009	Q1 2008	Δ%
Revenues by segment *'continuing operations'*			
Revenues to third parties			
Premix and feed specialties	257.9	247.5	4.2%
Compound feed Europe	238.4	316.7	-24.7%
Animal Nutrition Canada	92.6	94.9	-2.4%
Animal Nutrition	**588.9**	**659.1**	**-10.7%**
Fish feed	189.4	202.8	-6.6%
Meat and other	265.6	260.4	2.0%
Revenues *'continuing operations'*	**1,043.9**	**1,122.3**	**-7.0%**

(EUR x million)	Q2 2009	Q2 2008	Δ%
Revenues by segment *'continuing operations'*			
Revenues to third parties			
Premix and feed specialties	234.9	261.6	-10.2%
Compound feed Europe	230.8	318.4	-27.5%
Animal Nutrition Canada	97.9	98.4	-0.5%
Animal Nutrition	**563.6**	**678.4**	**-16.9%**
Fish feed	249.0	251.2	-0.9%
Meat and other	271.2	272.3	-0.4%
Revenues *'continuing operations'*	**1,083.8**	**1,201.9**	**-9.8%**

Consolidated balance sheet

(EUR x million)	30 June 2009	31 December 2008
Assets		
Property, plant and equipment	486.9	478.1
Intangible assets	292.1	286.2
Investments in associates	18.9	14.4
Other investments	42.3	35.8
Deferred tax assets	31.3	26.5
Total non-current assets	**871.5**	**841.0**
Inventories	253.1	281.7
Biological assets	104.8	102.6
Income tax receivables	11.8	12.4
Trade and other receivables	626.4	721.8
Cash and cash equivalents	179.7	228.3
Total current assets	**1,175.8**	**1,346.8**
Total assets	**2,047.3**	**2,187.8**
Issued and paid-up share captial	8.4	8.4
Share premium	159.5	159.5
Treasury shares	-8.6	-28.0
Hedging reserve	-9.7	-14.1
Retained earnings	516.1	444.1
Undistributed result	12.3	114.8
Translation reserve	-23.8	-29.7
Equity attributable to equity holders of Nutreco	**654.2**	**655.0**
Minority interest	11.4	10.5
Total equity	**665.6**	**665.5**
Liabilities		
Interest-bearing borrowings	499.5	467.0
Employee benefits	10.3	9.0
Provisions	4.8	4.7
Deferred tax liabilities	13.5	11.9
Total non-current liabilities	**528.1**	**492.6**
Interest-bearing borrowings	76.7	128.4
Employee benefits	30.1	29.6
Provisions	6.9	7.5
Income tax liabilities	10.8	11.9
Trade and other payables	729.1	852.3
Total current liabilities	**853.6**	**1,029.7**
Total liabilities	**1,381.7**	**1,522.3**
Total equity and liabilities	**2,047.3**	**2,187.8**

Consolidated cash flow statement

(EUR x million)	1H 2009	1H 2008
Total result for the period	**13.7**	**52.5**
Net financing costs 'continuing operations'	15.2	13.4
Share in results of associates	-1.4	-0.4
Income tax expense continued operations	5.6	18.2
Income tax expense 'discontinued operations'	-	0.8
Impairment charges long lived assets	3.1	-
Depreciation 'continuing operations'	26.2	24.4
Amortisation 'continuing operations'	5.4	5.4
Negative goodwill	-	-9.9
Equity settled share-based payment expense	1.6	1.7
Changes in fair value of other investments	-	0.1
Changes in fair value of biological assets	4.3	-1.4
Changes in fair value foreign exchange contracts	4.9	1.9
Changes in fair value of commodity contracts	-11.1	-1.7
Gain on sale of property, plant and equipment	-0.2	-
Gain on sale of intangible assets/business	-4.3	-
Cash flows from operating activities before changes in working capital and provisions	**63.0**	**105.0**
Decrease in working capital	-10.6	-138.7
Increase/decrease in employee benefits	0.9	-6.0
Decrease in provisions	-0.5	-1.2
Cash generated from operations	**52.8**	**-40.9**
Interest received	2.8	2.0
Interest paid	-16.2	-17.9
Income taxes paid	-8.7	-16.8
Dividends received	0.3	0.5
Net cash from operating activities	**31.0**	**-73.1**
Acquisition of property, plant and equipment	-30.7	-34.4
Acquisition of intangible assets	-0.7	-3.8
Acquisition of group companies net of cash acquired	-	-53.0
Acquisition of associates	-2.8	-
Acquisition of other investments	-8.4	-0.1
Proceeds from sale property, plant and equipment	3.8	2.1
Proceeds from sale of associates	-	1.9
Proceeds from sale of intangible assets	0.3	-
Proceeds from sale of business	5.0	-
Repayments on other investments	0.4	1.7
Payments of transaction costs	-	-0.6
Net cash used in investing activities	**-33.1**	**-86.2**
Proceeds from the reissuance of treasury shares	0.9	0.8
Repurchase own shares	-	-33.1
Dividends paid to equity holders of Nutreco	-24.7	-25.0
Dividends paid to minority shareholders	-0.6	-0.5
Repayment of borrowings	-181.0	-20.7
Proceeds from borrowings	166.1	144.1
Net cash used/from in financing activities	**-39.3**	**65.6**
Net decrease in cash and cash equivalents	-41.4	-93.7
Cash and cash equivalents at 1 January	151.8	135.4
Effect of exchange rate fluctuations on cash held	1.7	1.2
Cash and cash equivalents at 30 June	**112.1**	**42.9**

Cash and cash equivalents at 30 June	179.7	181.2
Bank overdrafts at 30 June	-67.6	-138.3
Cash and cash equivalents for the cash flow statements at 30 June	**112.1**	**42.9**

Statement of changes in equity

(EUR x million)	Issued and paid-up share capital	Share premium account	Treasury shares	Hedging reserve	Retained earnings	Undistributed result	Translation reserve	Total attributable to equity holders	Minority interest	Total equity
As at 1 January 2008	**8.4**	**159.5**	**-31.7**	**-4.0**	**388.5**	**118.6**	**4.1**	**643.4**	**7.8**	**651.2**
Transactions with shareholders										
Undistributed result					118.6	-118.6				
Dividend on ordinary shares					-25.1			-25.1	-0.6	-25.7
Stock dividend			20.9		-20.9					
Repurchase own shares			-33.1					-33.1		-33.1
Usage of treasury shares			7.8		-7.0			0.8		0.8
Share based payments					1.7			1.7		1.7
Options exercised			0.2		-0.1			0.1		0.1
Total transactions with shareholders			**-4.2**		**67.2**	**-118.6**		**-55.6**	**-0.6**	**-56.2**
Comprehensive income for the period										
Total result for the period						51.3		51.3	1.2	52.5
Other comprehensive income for the period (net of tax)				-1.9			-13.9	-15.8		-15.8
Comprehensive income for the period				**-1.9**		**51.3**	**-13.9**	**35.5**	**1.2**	**36.7**
As at 30 June 2008	**8.4**	**159.5**	**-35.9**	**-5.9**	**455.7**	**51.3**	**-9.8**	**623.3**	**8.4**	**631.7**
Transactions with shareholders										
Dividend on ordinary shares					-6.9			-6.9		-6.9
Stock dividend			7.3		-7.3					
Usage of treasury shares			0.6					0.6		0.6
Share based payments					1.4			1.4		1.4
(De)consolidations									1.5	1.5
Total transactions with shareholders			**7.9**		**-12.8**			**-4.9**	**1.5**	**-3.4**
Comprehensive income for the period										
Total result for the period						63.5		63.5	0.9	64.4
Other comprehensive income for the period (net of tax)				-8.2	1.3		-20.0	-26.9	-0.3	-27.2
Comprehensive income for the period				**-8.2**	**1.3**	**63.5**	**-20.0**	**36.6**	**0.6**	**37.2**
As at 31 December 2008	**8.4**	**159.5**	**-28.0**	**-14.1**	**444.2**	**114.8**	**-29.8**	**655.0**	**10.5**	**665.5**
Transactions with shareholders										
Undistributed result					114.8	-114.8				
Dividend on ordinary shares					-24.7			-24.7	-0.5	-25.2
Stock dividend			18.7		-18.7					
Usage of treasury shares			0.6		0.2			0.8		0.8
Share based payment					1.6			1.6		1.6
Options exercised			0.1					0.1		0.1
Total transactions with shareholders			**19.4**		**73.2**	**-114.8**		**-22.2**	**-0.5**	**-22.7**
Comprehensive income for the period										
Total result for the period						12.3		12.3	1.4	13.7
Other comprehensive income for the period (net of tax)				4.4	-1.3		6.0	9.1		9.1
Comprehensive income for the period				**4.4**	**-1.3**	**12.3**	**6.0**	**21.4**	**1.4**	**22.8**
As at 30 June 2009	**8.4**	**159.5**	**-8.6**	**-9.7**	**516.1**	**12.3**	**-23.8**	**654.2**	**11.4**	**665.6**

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(1) PRINCIPAL ACCOUNTING POLICIES

1. Reporting entity

Nutreco Holding N.V. ('Nutreco') is a company domiciled in the Netherlands. The condensed consolidated interim financial statements of the company for the first half of 2009 comprise Nutreco and its subsidiaries (the 'Group') and Nutreco's interest in associates and jointly controlled entities.

The Group's consolidated financial statements for 2008 are available on request from the Nutreco Head office, Prins Frederiklaan 4, 3818 KC Amersfoort, Netherlands, or can be obtained from the website www.nutreco.com.

2. Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU (IFRS), IAS 34 *Interim Financial Reporting*. They do not contain all the information required for a complete full-year set of financial statements and should be read in conjunction with the Group's consolidated financial statements for 2008.

3. Use of estimates

The preparation of consolidated interim financial statements requires management to make estimates and judgements that affect the application of the policies and the reported amounts of assets and liabilities, income and expenses. The actual figures may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the principal judgments formed by management in applying the Group's accounting policies and the principal sources of the estimates used were the same as the judgments and sources used in preparing the consolidated financial statements for 2008.

4. Accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are consistent with those applied by the Group in the consolidated financial statements for 2008, except for the adoption of the amendments to IAS 1 'Presentation of Financial Statements'. The amendments to IAS 1 are the most significant changes in accounting policies for Nutreco and mainly concern the presentation of changes in equity, in which changes as a result of results processed directly in equity should be presented separately and for which a different format of the overview of the changes in equity can be selected. Nutreco has chosen to present all results processed directly in equity in two statements (a separate income statement and a statement of comprehensive income). This Standard is applicable to the company as of January 1, 2009.

5. Risk management

In our 2008 Annual report the most important financial, operational, compliance and strategic risks are reported together with Nutreco's general risk management and control systems to monitor these risks. See for more information the pages 55-66 of the Nutreco Annual Report 2008.
One of the operational risks, risks related to (volatility of) commodities did materialise in the first half of 2009. In the compound feed business in the Netherlands Nutreco reported an operational loss of approximately EUR 20 million related to purchase positions in raw materials. Measures

have been implemented to restore the profitability and the management has been changed. Measures to monitor the risk exposure have been tightened.

For the remainder of 2009 we do not foresee significant additional risks.

(2) CONSOLIDATED INCOME STATEMENT RECONCILIATION

The reconciliation between 'continuing operations' and 'discontinued operations' for the first half year is as follows.

	1H 2009			1H 2008		
	Continuing operations	Discont. Operations	Total	Continuing operations	Discont. Operations	Total
Revenue	2,127.7		2,127.7	2,324.2		2,324.2
Raw materials and consumables used	-1,703.9		-1,703.9	-1,872.6		-1,872.6
Change in fair value of biological assets	-4.3		-4.3	1.4		1.4
Changes in inventories of finished goods and work in progress	-3.0		-3.0	10.2		10.2
Gross margin	416.5		416.5	463.2		463.2
Other operating income	12.6		12.6	15.8	4.8	20.6
Personnel cost	-215.1		-215.1	-215.3		-215.3
Depreciation and amortisation expenses	-31.6		-31.6	-29.8		-29.8
Impairment of long lived assets	-3.1		-3.1			
Other operating expenses	-146.2		-146.2	-153.8	-0.4	-154.2
Operating result	33.1		33.1	80.1	4.4	84.5
Financial income	2.9		2.9	1.5		1.5
Financial expenses	-17.6		-17.6	-15.6		-15.6
Foreign exchange result	-0.5		-0.5	0.7		0.7
Net financing costs	-15.2		-15.2	-13.4	0.0	-13.4
Share in result of associates	1.4		1.4	0.3		0.3
Result before tax	19.3		19.3	67.0	4.4	71.4
Income tax expense	-5.6		-5.6	-18.2	-0.7	-18.9
Total result for the period	13.7		13.7	48.8	3.7	52.5
Attributable to:						
Equity holders of Nutreco	12.3		12.3	47.6	3.7	51.3
Minority interest	1.4		1.4	1.2		1.2

(3) SEGMENT REPORTING OF THE FIRST HALF YEAR

Nutreco is basically organised into animal nutrition and fish feed operations. The company also has a presence in various stages in the poultry and pork production chains mainly in Spain and Canada. Intersegment pricing is determined on an arm's length base.

Segment Reporting	**Third party revenue**		**Intersegment**		**Total revenue**		**Operating result**	
Eur x million	1H 2009	1H 2008	1H 2009	1H 2008	1H 2009	1H 2008	1H 2009	1H 2008
Compound feed Europe	469.2	635.1	142.4	223.4	611.6	858.5	-13.4	23.8
Premix and specialty feed	492.8	509.1	42.6	42.4	535.4	551.5	30.2	43.7
Animal Nutrition Canada	190.5	193.3	9.4	9.7	199.9	203.0	7.3	6.6
Animal Nutrition	1,152.5	1,337.5	194.4	275.5	1,346.9	1,613.0	24.1	74.1
Fish feed	438.4	454.0	6.4	3.6	444.8	457.6	10.8	12.9
Meat and other	536.8	532.7	0.3	0.3	537.1	533.0	10.9	-0.2
	2,127.7	2,324.2	201.1	279.4	2,328.8	2,603.6	45.8	86.8
Eliminations	-	-	-201.1	-282.3	-201.1	-282.3		
Unallocated	-	-	-	2.9	-	2.9	-12.7	-6.7
Continuing operations	2,127.7	2,324.2	0.0	0.0	2,127.7	2,324.2	33.1	80.1
Discontinued operations	-	-	-	-	-		-	4.4
Consolidated	2,127.7	2,324.2	0.0	0.0	2,127.7	2,324.2	33.1	84.5

(4) NET FINANCING COSTS

Net financing costs from 'continuing operations amounted to EUR 15.2 million (2008: EUR 13.4 million) and increased mainly due to higher interest rates.

The financial expenses, amounting to EUR 17.6 million (2008: EUR 15.6 million) consisted mainly of interest paid on the US private placement, the syndicated loan and the dividend on the cumulative preference shares.

The financial income of EUR 2.9 million (2008: EUR 1.5 million) increased as a consequence of a on average higher cash position. The foreign exchange result for the first half of 2009 was a loss of EUR 0.5 million (2008: EUR 0.7 million profit).

(5) INCOME TAX EXPENSE

Income tax expense decreased from EUR 18.2 million to EUR 5.6 million (effective tax rate of 29%). The effective tax rate in 2009 is expected to be 26-28%, depending on the profit realised in the various countries.

(6) EARNINGS PER SHARE

Basis earnings per share
The calculation of the basic earnings per share as at 30 June 2009 has been based on the profit for the first half year attributable to equity holders of Nutreco, amounting to EUR 12.3 million (2008: EUR 51.3 million) and a weighted average number of ordinary shares outstanding (x thousand) of 34,378 during the first half year ending 30 June 2009 (2008: 34,410).

Share capital
The authorised share capital of the Company as at 30 June 2009 amounted to EUR 41.5 million (2008: EUR 41.5 million) and consists of 55 million ordinary shares, 16 million cumulative preference shares 'A', 71 million cumulative preference shares 'D' and 31 million cumulative financing preference shares 'E', all with a nominal value of EUR 0.24.

MOVEMENT IN TREASURY SHARES	**1H 2009**	**1H 2008**
(number of shares)		
As at 1 January	**589,624**	**612,423**
Options	-1,200	-3,950
Conversion of final dividend	-395,740	-413,011
Shares issued	-18,831	-143,518
Purchase own shares	-	699,374
Issuance of new shares	250,000	-
As at 30 June	**423,853**	**751,318**

In the first half year of 2009 Nutreco issued 250,000 new ordinary shares to meet the needs of the existing stock and option plans and as a reserve to pay the stock dividend. In the first half year of 2008 Nutreco purchased 699,374 of its ordinary shares to meet the needs of the existing stock and option plans and to pay the stock dividend.

(7) PROPERTY, PLANT AND EQUIPMENT

In the first half year of 2009 capital expenditures have been made in all segments to further optimise the asset base. Currently Nutreco applies a strict capital expenditure policy.

(8) LOANS AND BORROWINGS

The analysis of the total of interest-bearing loans and borrowings is as follows:

LOANS AND BORROWINGS		
(EUR x million)	**30 June 2009**	**31 December 2008**
Interest-bearing borrowings (non-current)	499.5	467.0
Interest-bearing borrowings (current)	76.7	128.4
Total	**576.2**	**595.4**

As at 30 June 2009, the long-term debt of EUR 499.5 million is made up primarily of the cumulative preference shares, amounting to EUR 54.5 million, the syndicated loan of EUR 228.3 million, and the private placement of EUR 215.4 million.

On 8 April 2009, Nutreco has issued USD 150 million in senior notes in a private placement in the United States of America. The notes have been used to repay the maturing USD 46 million tranche of the notes that were issued in 2004 and to refinance existing bank debt by long-term debt. The senior notes consist of three tranches with maturities of five, seven and ten years and are placed with six institutional investors.

On 20 May 2009, Nutreco successfully refinanced its existing revolving credit facility EUR 550 million which would have matured in March 2010. The new facility amounts to EUR 550 million and has a maturity of three years. The facility is supported by an international group of relationship banks.

With both the private loan and the new revolving credit facility, Nutreco has extended its debt maturity profile and ensured sufficient liquidity for the upcoming years.

(9) PROVISIONS

PROVISIONS				
(EUR x million)	**Restructuring**	**Claims**	**Guarantees**	**Total**
As at 1 January 2009	**8.5**	**3.5**	**0.2**	**12.2**
Additions charged	1.3	1.3	0.1	2.7
Release	-0.1	-0.1	-	-0.2
Utilised	-1.4	-1.5	-0.1	-3.0
Transfer	-0.1	0.1	-	0.0
Effect of movement in foreign exchange	-	-	-	-
As at 30 June 2009	**8.2**	**3.3**	**0.2**	**11.7**
Non-current	*1.8*	*3.0*		*4.8*
Current	*6.4*	*0.3*	*0.2*	*6.9*

On 30 June 2009 the restructuring provisions consist mainly of the remaining part for the reorganisation of the premix activities in France and Italy, the compound feed activities in Western Europe and the Animal Nutrition activities in Canada.

The major part of the provision for claims as at 30 June 2009 consists of exposures from several customers of Nutreco which relate to discussions about feed quality.

(10) EXECUTIVE BOARD

On Tuesday, 30 June 2009 the Extraordinary General Meeting of Shareholders approved Nutreco's proposal to appoint Messrs. Jerry Vergeer, Knut Nesse and Frank Tielens as members of the Executive Board next to CEO Wout Dekker and CFO Cees van Rijn. The appointments as Executive Vice President are for a (renewable) period of 4 years, effective July 1, 2009 and terminating on June 30, 2013.

Mr J.A. Vergeer (1963), Canadian, is responsible for the division Agriculture (compound feed and meat businesses).
Mr K. Nesse (1967), Norwegian, is responsible for the division Aquaculture (global fish feed businesses).
Mr F.J. Tielens (1962), Dutch, is responsible for the division Specialties (global premix and feed specialties businesses).

For the remuneration of the newly appointed Executive Board members please see the Nutreco website (agenda Extraordinary General Meeting of Shareholders 30 June 2009).

(11) RELATED PARTY TRANSACTIONS

Nutreco indentifies its associates, joint ventures, Nutreco Pension Funds and Key management as related parties. Nutreco considers the members of the executive board as key management (see note 10 Executive Board).

Transactions between parties are subject to conditions that usually govern comparable sales and purchases with other parties.

The details are as follows:

Related party transactions	**1H 2009**	**2008**
Revenue to related parties	11.6	18.9
Amounts owned from related parties	4.1	3.7
Net financing cost	0.1	0.9
Investments in debt securities	12.1	12.1

(12) SUBSEQUENT EVENTS

Nutreco announced on 28 July 2009 that it has agreed to acquire the animal nutrition business of Cargill in the Iberian Peninsula. The acquisition includes Cargill's 12 animal production facilities in Iberia, with a production volume of around 700,000 metric tonnes, annual sales of approximately EUR 240 million and 450 employees With this acquisition Nutreco strengthens its leading market position in animal nutrition in Spain and Portugal. The closing of the transaction is subject to the approval of the European Commission anti-trust authorities.

(13) RESPONSIBILITY STATEMENT EXECUTIVE BOARD

This report contains the semi-annual figures of Nutreco Holding N.V. for the first six months of 2009. This report consist of the semi annual management report (press release), segment reporting, condensed consolidated financial statements, notes to the condensed consolidated interim financial statements, and the responsibility statement of the Executive Board. The financial information in this report is unaudited.

The Executive Board of Nutreco hereby declares that the best of their knowledge, the semi-annual financial statements, which have been prepared in accordance with the applicable financial reporting standards for interim financial reporting, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole, and the semi annual management report gives a fair view of the information pursuant to section 5:25d subsection 8 and 9 of the Dutch Financial Markets Supervision Act.

Amersfoort, 30 July 2009
Executive Board

W. Dekker – Chief Executive Officer
C. van Rijn – Chief Financial Officer
J. Vergeer – Executive Vice-President Agriculture
F. Tielens – Executive Vice-President Specialties
K. Nesse – Executive Vice-President Aquaculture




RECEIVED
2010 AUG 24 P 12:
OFFICE OF INTERNATIONAL

United States Securities and Exchange Commission
Washington, D.C. 20549

Filing pursuant to Rule 12g3-2(b)

ISSUER	FILE NO.
Nutreco Holding N.V.	82- 4927

PERSBERICHT

Amersfoort, 30 juli 2009

Nutreco rapporteert halfjaaromzet van EUR 2,1 miljard en EBITA van EUR 41,6 miljoen

- **Omzet van EUR 2.127,7 miljoen; een daling van 8,5% ten opzichte van het eerste halfjaar van 2008, voornamelijk als gevolg van een volumedaling van 7,0%**
- **Resultaten in lijn met de verwachtingen in de trading update eerste kwartaal 2009**
- **De overeengekomen acquisitie van twaalf mengvoerfabrieken van Cargill in Spanje en Portugal zal de leidende marktpositie van Nutreco versterken**
- **Ondernemingsbrede programma's om het werkkapitaal te verminderen en de bedrijfskosten te verlagen, dragen bij aan het resultaat**
- **Nutreco is geherfinancierd met een syndicaatlening en een onderhandse lening en behoudt sterke balans**
- **Interimdividend 2009 EUR 0,20 in contanten of aandelen**

Wout Dekker, CEO van Nutreco: "Het resultaat in het eerste halfjaar is in lijn met onze verwachtingen in de trading update voor het eerste kwartaal. Het premix- en speciaalvoerbedrijf presteerde goed en de fundamenten in het visvoerbedrijf zijn solide, hoewel de vraag naar visvoer in Chili is afgenomen als gevolg van het ISA-virus in de zalmkweeksector. Het mengvoerbedrijf in Nederland leed aan het begin van het jaar een aanzienlijk verlies, maar er zijn maatregelen genomen om de winstgevendheid te herstellen. In Spanje herstelde de winstgevendheid van de pluimveeactiviteiten als gevolg van lagere voerprijzen en hogere pluimveeprijzen. Met de overeengekomen acquisitie van de mengvoerfabrieken van Cargill in Spanje en Portugal, versterken we onze mengvoeractiviteiten in deze regio. Deze acquisitie past in onze groeistrategie om deel te nemen aan het proces van consolidatie op markten waar we leidende posities innemen. Door de uitbreiding van Nutreco en ter ondersteuning van verdere groei hebben we onze Raad van Bestuur uitgebreid tot vijf leden door drie nieuwe Executive-Vice Presidents te benoemen."

Vooruitzichten voor de lange termijn blijven positief

"De diervoeding- en visvoerproducten hebben een directe relatie met de consumenten van voedingsproducten zoals zuivel, vlees en vis. Als gevolg van de wereldwijde financiële crisis is er sprake van een tijdelijke verschuiving in consumentenbestedingen naar goedkopere producten en een kortstondige volumedaling. De vraag naar melk en vleesproducten is tijdelijk licht afgenomen, wat o.a. leidt tot lagere melk- en varkensprijzen. Boeren passen zich aan deze situatie aan onder meer door kostenbesparingen door te voeren, waardoor het volume van diervoer tijdelijk kan dalen. De vraag zal zich echter herstellen wanneer de wereldeconomie opleeft en zal de komende decennia zelfs toenemen gelet op de groeiende wereldbevolking. In juni organiseerde Nutreco de vijfde tweejaarlijkse multistakeholder conferentie Agri Vision. Daarin stond het vraagstuk centraal hoe in 2050 op duurzame wijze te voldoen aan de voedings- en energiebehoefte van negen miljard mensen. De meeste van de 375 deelnemers uit 44 landen waren optimistisch. De conclusie was dat met onze huidige kennis en technologie de productiviteit nog aanzienlijk kan worden verhoogd en dat gericht onderzoek deze nog verder kan verbeteren. Nutreco is een essentiële schakel tussen enerzijds de natuurlijke grondstoffen en anderzijds de producenten van vlees, vis, zuivelproducten en eieren. Onze slogan 'Feeding the future' weerspiegelt onze ambitie om met efficiënte en geavanceerde voeroplossingen bij te dragen aan de totstandkoming van duurzame voedingsproducten voor een groeiende wereldbevolking."

Kerncijfers
(EUR x miljoen)

	H1 2009	H1 2008	Verschil
Omzet uit 'continuing operations'	2.127,7	2.324,2	-8,5%
Bedrijfsresultaat voor bijzondere posten en amortisatie (EBITA)	41,6	82,3	-49,5%
Bedrijfsresultaat uit 'continuing operations' (EBIT)	33,1	80,1	-58,7%
Winst na belasting uit 'continuing operations'	13,7	48,8	-71,9%
Winst over de periode toekomend aan aandeelhouders van Nutreco	12,3	51,3	-76,0%
Winst per gewoon aandeel uit 'continuing operations' (EUR)	0,36	1,38	-73,9%

TOELICHTING OP DE FINANCIËLE RESULTATEN

Algemeen:
In de vergelijking van de halfjaarcijfers van 2009 met 2008 dienen twee belangrijke zaken in acht te worden genomen:

1. Nutreco had in het eerste halfjaar van 2009 een eenmalig verlies van circa EUR 20 miljoen in mengvoer.
2. De eerste halfjaarresultaten van 2008 waren de beste resultaten in de geschiedenis van Nutreco. Dit was mede het gevolg van een eenmalige bate van circa EUR 20 miljoen die verband hield met gunstige voorraadposities van grondstoffen in een markt met stijgende prijzen.

Daarnaast wordt het grootste deel van het resultaat van Nutreco gerealiseerd in het tweede halfjaar. Zoals we in de vooruitzichten aangeven, zullen de resultaten van het tweede halfjaar 2009 meer in lijn zijn met die in diezelfde periode in 2008.

Omzet
De omzet uit Nutreco's 'continuing operations' bedroeg EUR 2.127,7 miljoen in het eerste halfjaar van 2009, een daling met 8,5% ten opzichte van dezelfde periode in 2008. Van deze daling had 7,0% betrekking op een lagere vraag naar voer in lijn met de marktontwikkelingen en -1,6% had betrekking op een prijseffect in verband met lagere grondstofprijzen. De bijdrage van acquisities was 1,0% en het wisselkoerseffect bedroeg -0,9%.

Bedrijfsresultaat
De EBITA voor bijzondere posten uit 'continuing operations' bedroeg EUR 41,6 miljoen, een daling van 49,5% ten opzichte van het eerste halfjaar van 2008, toen een EBITA van EUR 82,3 miljoen werd gerapporteerd. Deze daling is deels het gevolg van het uitzonderlijk sterke resultaat in het eerste halfjaar van 2008, zoals hierboven toegelicht.

De **Premix- en speciaalvoer** activiteiten rapporteerden een EBITA van EUR 31,8 miljoen (2008: EUR 45,1 miljoen), een daling van 29,5%. De operationele resultaten zijn in lijn met die van vorig jaar, exclusief de eenmalige baten, die ongeveer EUR 15 miljoen bedroegen in het eerste halfjaar van 2008. Het resultaat in het eerste halfjaar van **Mengvoer Europa** was EUR -12,9 miljoen (2008: EUR 24,4 miljoen). Het operationeel verlies betreft een eenmalig verlies van ongeveer EUR 20 miljoen in het Nederlandse mengvoerbedrijf, dat deels wordt gecompenseerd door de resultaten bij Mengvoer Spanje. Er zijn maatregelen getroffen om de winstgevendheid in Nederland te herstellen. De EBITA van **Diervoeding Canada** bedroeg EUR 9,7 miljoen, een stijging van 5,4% (2008: EUR 9,2 miljoen).

De EBITA van **Visvoer** bedroeg EUR 11,1 miljoen ten opzichte van EUR 13,3 miljoen in 2008. De daling komt voornamelijk door een volume-effect als gevolg van de aanhoudende gezondheidsproblemen in de Chileense zalmkweeksector. Als gevolg van het ISA-virus in de Chileens viskweek moest deze bedrijfstak haar activiteiten inkrimpen. De daling wordt deels gecompenseerd door een volumegroei in andere zalmkweekgebieden, zoals Noorwegen en Canada.

De EBITA van **Vlees en overige activiteiten** bedroeg EUR 11,3 miljoen, vergeleken met EUR 0,3 miljoen in het eerste halfjaar van 2008. Het herstel van de winstgevendheid van Vlees en overige activiteiten in het eerste halfjaar van 2009 is voornamelijk te danken aan de lagere kostprijzen vanwege lagere voerprijzen en een verbetering van de pluimveeprijzen in Spanje.

Nadere informatie over de resultaten van de verschillende bedrijfssegmenten staat onder het kopje 'Informatie over de bedrijfssegmenten'.

Nettofinancieringslasten

De nettofinancieringslasten uit 'continuing operations' bedroegen EUR 15,2 miljoen (2008: EUR 13,4 miljoen). Deze stijging was voornamelijk het gevolg van hogere rentetarieven.

De financiële lasten, ten bedrage van EUR 17,6 miljoen (2008: EUR 15,6 miljoen), bestonden grotendeels uit rente die werd betaald op de onderhandse lening in de VS, de syndicaatlening en het dividend op de cumulatief preferente aandelen.

De financiële baten ten bedrage van EUR 2,9 miljoen (2008: EUR 1,5 miljoen) stegen als gevolg van een gemiddeld hogere kaspositie. Het valutakoersresultaat over het eerste halfjaar van 2009 betrof een verlies van EUR 0,5 miljoen (2008: een winst van EUR 0,7 miljoen).

Winstbelastingen

De winstbelastingen namen af met EUR 18,2 miljoen tot EUR 5,6 miljoen (effectieve belastingdruk van 29%). Naar verwachting zal de effectieve belastingdruk in 2009 26-28% bedragen (2008: 26%). Dit hangt met name af van de winst die in de verschillende landen wordt gerealiseerd.

Resultaat na belasting uit 'continuing operations'

De winst na belasting uit 'continuing operations' bedroeg EUR 13,7 miljoen, een daling van 71,9% (2008: EUR 48,8 miljoen).

Winst per gewoon aandeel

De winst per gewoon aandeel uit 'continuing operations' bedroeg EUR 0,36, een daling van 73,9% (2008: EUR 1,38). De winst over het eerste halfjaar toekomend aan de aandeelhouders van Nutreco bedroeg EUR 12,3 miljoen, vergeleken met EUR 51,3 miljoen in 2008.

Kasstroompositie en kapitaalstructuur

De nettoschuldpositie op 30 juni 2009 bedroeg EUR 396,5 miljoen (31 december 2008: EUR 367,1 miljoen). Het totale eigen vermogen van Nutreco was op 30 juni 2009 EUR 665,6 miljoen (31 december 2008: EUR 665,5 miljoen). Het nettowerkkapitaal van EUR 255,2 is stabiel vergeleken met het nettowerkkapitaal per 31 december 2008 (EUR 253,8 miljoen) en is gedaald vergeleken met het saldo per 30 juni 2008 (EUR 324,8 miljoen). De verbetering was te danken aan een ondernemingsbreed programma om het werkkapitaal te verminderen en aan de lagere grondstofprijzen ten opzichte van vorig jaar.

Op 8 april 2009 heeft Nutreco in de Verenigde Staten een onderhandse lening (in de vorm van 'senior notes') geplaatst van USD 150 miljoen. Deze notes zijn gebruikt voor de aflossing van een vervallende tranche van USD 46 miljoen afkomstig van de in 2004 uitgegeven notes en voor de herfinanciering van bestaande bankschulden door middel van langlopende schuld. De senior notes bestaan uit drie tranches met looptijden van vijf, zeven en tien jaar en zijn geplaatst bij zes institutionele beleggers.

Op 20 mei 2009 heeft Nutreco haar bestaande doorlopende kredietfaciliteit, die in maart 2019 zou aflopen, geherfinancierd. De nieuwe faciliteit bedraagt EUR 550 miljoen en heeft een looptijd van drie jaar. De faciliteit wordt ondersteund door een internationale groep banken.

Nutreco heeft met de onderhandse lening en de nieuwe doorlopende kredietfaciliteit het looptijdprofiel van haar financieringen verlengd en zich verzekerd van voldoende liquiditeit voor de komende jaren.

Interimdividend
Het interimdividend bedraagt EUR 0,20 per gewoon aandeel. Het dividend wordt uitgekeerd in aandelen of in contanten naar keuze van de aandeelhouder. De waarde van het dividend in aandelen zal nagenoeg gelijk zijn aan die van het contante dividend. De ex-dividenddatum is 31 juli 2009. De omwisselverhouding wordt op 14 augustus 2009 nabeurs vastgesteld, gebaseerd op de gewogen gemiddelde koers van de laatste drie dagen van de keuzeperiode, te weten 12, 13 en 14 augustus 2009. Zowel het contante als het stockdividend wordt op 20 augustus 2009 betaalbaar gesteld. Het beleid van Nutreco is een dividend uit te keren van 35-45% van de jaarwinst over het boekjaar exclusief impairment en resultaten op afgestoten bedrijfsonderdelen.

Vooruitzichten voor het tweede halfjaar 2009:
De volgende ontwikkelingen worden verwacht voor het tweede halfjaar van 2009:

Diervoeding
Premix en speciaalvoer: bedrijfsresultaat iets lager dan tweede halfjaar van 2008.
Mengvoer Europa: Nutreco verwacht herstel van winstgevendheid in het tweede halfjaar van 2009 en een marginale winst over het volledige boekjaar 2009.
Diervoeding Canada: bedrijfsresultaat naar verwachting in lijn met het tweede halfjaar van 2008.

Visvoer
De afgenomen vraag naar visvoer in Chili als gevolg van de uitbraak van het ISA-virus in de zalmkweeksector wordt grotendeels gecompenseerd door de sterke groei in Noorwegen dankzij een volumegroei in zalmkweek van 12%. Nutreco verwacht een iets lager resultaat in het tweede halfjaar van 2009 dan in 2008.

Vlees en overige activiteiten
Bij het Spaanse pluimveebedrijf verwachten we in het tweede halfjaar winst te maken.

Acties
Nutreco heeft een ondernemingsbreed programma geïmplementeerd om de ontwikkeling van het werkkapitaal te beheersen en om kostenbesparingen te realiseren.

Nutreco blijft zich richten op groei in diervoeding en visvoer en zal in 2009:

- Haar marktposities op het gebied van speciaalvoer en visvoer verder versterken door autonome groei en acquisities;
- Zich richten op nieuwe geografische regio's en markten met structurele winstgevende groeivooruitzichten;
- Deelnemen in het consolidatieproces van mengvoer in Canada, Nederland en Spanje waar Nutreco lokaal leidende posities inneemt;
- Zich richten op innovatie.

* * * * *

Nutreco
Nutreco heeft een leidende positie in de wereld van diervoeding en visvoer. Onze geavanceerde voeroplossingen zijn de basis voor miljoenen consumenten in de wereld. Kwaliteit, innovatie en duurzaamheid zijn verweven in onze bedrijfscultuur. Nutreco beschikt over een rijke historie van ruim 100 jaar kennis en ervaring, een solide fundament voor de toekomst. De onderneming heeft circa 9300 medewerkers in 30 landen en verkoopt haar producten in 80 landen. Nutreco is genoteerd aan de Euronext-beurs in Amsterdam en had in 2008 een jaaromzet van 4,9 miljard euro.

Voor nadere informatie:

Jurgen Pullens, Director Investor Relations and Corporate Communications Nutreco
Telefoon: +31 33 422 6134
Mobiel: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com

Voorbehoud inzake verklaringen die een vooruitblik bevatten
In dit bericht zijn verklaringen opgenomen die een vooruitblik bevatten. Dergelijke verklaringen betreffen geen vaststaande feiten. Hieronder vallen onder meer ook verklaringen die onze opvattingen en verwachtingen weergeven. Iedere verklaring in dit bericht die expliciet of impliciet onze bedoelingen, verwachtingen of voorspellingen (en de daaraan ten grondslag liggende veronderstellingen) weergeeft, is een verklaring die een vooruitblik bevat. Dergelijke verklaringen zijn gebaseerd op plannen, schattingen en ramingen zoals het management van Nutreco die op dit moment tot zijn beschikking heeft. Verklaringen die een vooruitblik bevatten, gelden dan ook uitsluitend per de datum waarop zij worden gedaan en wij verplichten ons er niet toe om een eventuele bijstelling daarvan openbaar te maken in het licht van nieuwe gegevens of toekomstige gebeurtenissen.

Aan verklaringen die een vooruitblik bevatten, zijn inherente risico's en onzekerheden verbonden. Een aantal belangrijke factoren zou er dan ook toe kunnen leiden dat feitelijke in de toekomst behaalde resultaten wezenlijk afwijken van de resultaten zoals deze expliciet of impliciet in enige verklaring die een vooruitblik bevat, zijn aangegeven. Tot dergelijke factoren behoren onder meer marktomstandigheden in Europa, de Verenigde Staten en andere gebiedsdelen waar wij een substantieel deel van onze omzet genereren; het mogelijk in gebreke blijven van debiteuren of tegenpartijen in transacties; de implementatie van de herstructurering van onze onderneming, met inbegrip van de beoogde inkrimping van het personeelsbestand; de betrouwbaarheid van het beleid ten aanzien van risicobeheer, de procedures en de methodes. Nadere informatie over deze en andere factoren is opgenomen in ons jaarverslag. De in dit bericht opgenomen verklaringen die een vooruitblik bevatten, gelden per de datum van deze publicatie en de vennootschappen hebben zich er niet toe verplicht om enige verklaring in dit bericht te actualiseren.

INFORMATIE OVER DE BEDRIJFSSEGMENTEN

Diervoeding

Het diervoedingssegment wordt onderverdeeld in:

Premix en speciaalvoer zijn de activiteiten van Trouw Nutrition International, dat een sterke positie heeft op de wereldmarkt voor premixen en innovatieve speciaalvoerproducten, zoals voeradditieven, voer voor jonge dieren en gezondheidsproducten voor dieren.
Mengvoer Europa bestaat uit de mengvoeractiviteiten van de Hendrix-ondernemingen in Nederland, België en Duitsland en van Nanta en Agrovic in Spanje en Portugal
Diervoeding Canada betreft de activiteiten op het gebied van diervoeding in Canada en de VS.

De halfjaarcijfers 2009 voor deze rapportagelijnen worden hieronder geanalyseerd:

Premix en speciaalvoer

Kerncijfers
(EUR x miljoen)

	H1 09	H1 08	Verschil
Omzet aan derden	492,8	509,1	-3,2%
EBITDA*	36,1	49,4	-26,9%
EBITA*	31,8	45,1	-29,5%
Operationele marge (EBITA*/omzet)	6,5%	8,9%	
Bedrijfsresultaat (EBIT*)	30,2	43,7	-30,9%

* Voor bijzondere posten

Het premix- en speciaalvoerbedrijf heeft een omzetdaling van 3,2% gerapporteerd ten opzichte van het sterke eerste halfjaar van 2008. Het volume is met 10,5% gedaald als gevolg van een afgenomen vraag naar voer, deels door de economische situatie. Het prijseffect was 7,9% en was volledig gerelateerd aan het eerste kwartaal. De bijdrage uit acquisities was 2,1% en het wisselkoerseffect bedroeg -2,7%.

De EBITA daalde tot EUR 31,8 miljoen. De EBITA in het eerste halfjaar van 2008 van EUR 45,1 miljoen was inclusief een eenmalige bate van ongeveer EUR 15 miljoen. Exclusief deze bate was het resultaat in het eerste halfjaar van 2009 in lijn met het eerste halfjaar van 2008. De EBITA-marge lag hoger dan de doelstelling van 6% onder andere als gevolg van de kostenbesparingen, het Procurement Initiative en een focus op producten met een hogere marge. De prijzen van de belangrijkste grondstoffen zijn op dit moment op een niveau in het midden tussen het hoogste en het laagste niveau van 2008, maar liggen nog steeds boven de prijsniveaus van 2007.

Mengvoer Europa

Kerncijfers
(EUR x miljoen)

	H1 09	H1 08	Verschil
Omzet aan derden	469,2	635,1	-26,1%
EBITDA*	-7,2	29,3	-124,6%
EBITA*	-12,9	24,4	-152,9%
Operationele marge (EBITA*/omzet)	-2,7%	3,8%	
Bedrijfsresultaat (EBIT*)	-13,4	23,8	-156,3%

* Voor bijzondere posten

De omzet van Mengvoer Europa is met EUR 165,9 miljoen gedaald ten opzichte van het eerste halfjaar van 2008. Vergeleken met het eerste halfjaar van 2008 zijn de gemiddelde producentenprijzen van de voornaamste grondstoffen, zoals graan en soja, met 20-25% gedaald, en als gevolg daarvan daalden de verkoopprijzen met 18,8%. De volumes daalden met 8,3% en acquisities droegen 1,0% bij. De vraag naar mengvoer ondervindt een tijdelijke volumedaling als gevolg van lage prijzen van landbouwproducten zoals melk en varkensvlees.

De EBITA voor bijzondere posten bedroeg EUR -12,9 miljoen (2008: EUR 24,4 miljoen). Het resultaat van het eerste halfjaar werd beïnvloed door een eenmalig verlies van ongeveer EUR 20 miljoen in Nederland, dat hoofdzakelijk verband hield met inkoopposities op de grondstoffenmarkt. Er zijn maatregelen getroffen om de winstgevendheid te herstellen.

Diervoeding Canada
Kerncijfers
(EUR x miljoen)

	H1 09	H1 08	Verschil
Omzet aan derden	190,5	193,3	-1,4%
EBITDA*	11,9	11,6	2,6%
EBITA*	9,7	9,2	5,4%
Operationele marge (EBITA*/omzet)	5,1%	4,8%	
Bedrijfsresultaat (EBIT*)	7,3	6,6	10,6%

* Voor bijzondere posten

De omzet in het eerste halfjaar van 2009 bedroeg EUR 190,5 miljoen, een daling van 1,4% ten opzichte van het eerste halfjaar van 2008. De volumes daalden met 5,2%, gecompenseerd door een positief prijseffect van 5,9%.
De volumes van pluimveevoer en voer voor melkkoeien waren relatief stabiel. In de markt voor varkensvoer houdt de daling van 8-10% verband met lage varkensprijzen. Het wisselkoerseffect bedroeg -2,1%.
De EBITA steeg met 5,4% tot EUR 9,7 miljoen, wat hoofdzakelijk verband hield met kostenbesparingen, reorganisatie en margeverbetering.

Visvoer
Kerncijfers
(EUR x miljoen)

	H1 09	H1 08	Verschil
Omzet aan derden	438,4	454,0	-3,4%
EBITDA*	19,5	20,9	-6,7%
EBITA*	11,1	13,3	-16,5%
Operationele marge (EBITA*/omzet)	2,5%	2,9%	
Bedrijfsresultaat (EBIT*)	10,8	12,9	-16,3%

* Voor bijzondere posten

De omzet van visvoer in het eerste halfjaar van 2009 daalde met 3,4% ten opzichte van dezelfde periode in 2008, hoofdzakelijk als gevolg van een volumedaling van 9,3%. Het effect van hogere prijzen op de omzet bedroeg 6,0%, die van acquisities 0,7% en er was een wisselkoerseffect van -0,8%. De volumedaling houdt hoofdzakelijk verband met voortdurende gezondheidsproblemen in de Chileense zalmkweeksector. Als gevolg van het ISA-virus in Chili moest de sector de activiteiten inkrimpen, wat zijn weerslag heeft gehad op de volumes. De zalmkweeksector in Chili is in afwachting van de implementatie van maatregelen om de ISA-problematiek op te lossen. De huidige oogstvolumes zijn afgenomen tot bijna 50% ten opzichte van het niveau van 2007. Deze oogstdaling wordt gedeeltelijk gecompenseerd door een sterke volumegroei in Noorwegen en in mindere mate in Canada.

Vlees en overige activiteiten
Kerncijfers
(EUR x miljoen)

	H1 09	H1 08	Verschil
Omzet aan derden	536,8	532,7	0,8%
EBITDA*	16,1	4,7	242,6%
EBITA*	11,3	0.3	-
Operationele marge (EBITA*/omzet)	2,1%	0,1%	
Bedrijfsresultaat (EBIT*)	10,9	-0,2	-

* Voor bijzondere posten

De omzet uit Vlees en overige activiteiten steeg met 0,8% als gevolg van hogere prijzen (1,5%) en de bescheiden bijdrage van acquisities (0,5%) compenseerde de lichte volumedaling (1,2%). De EBITA steeg van EUR 0,3 miljoen tot EUR 11,3 miljoen in het eerste halfjaar van 2009.
Het herstel van de winstgevendheid houdt hoofdzakelijk verband met een verbetering van de Spaanse pluimveeactiviteiten. De Spaanse pluimveemarges namen toe als gevolg van de met 15-20% gedaalde voerprijzen en de iets hogere gemiddelde pluimveeprijzen. De resultaten van het Spaanse varkensbedrijf werden beïnvloed door de lage varkensprijzen, die voor een deel gecompenseerd werden door de lagere voerprijzen. Het pluimveebroederijbedrijf in Canada heeft goede resultaten laten zien en heeft geprofiteerd van de hoge vraag naar eieren voor het aanmaken van vaccins.

Geconsolideerde winst- en verliesrekening

(EUR x miljoen)	1H 2009	1H 2008	Δ%
Omzet	**2.127,7**	**2.324,2**	**-8,5%**
Verbruik grond- en hulpstoffen*	-1.703,9	-1.872,6	-9,0%
Reëele-waardeverandering van biologische activa	-4,3	1,4	
Wijzigingen in voorraden gereed product en onderhanden werk	-3,0	10,2	
Brutowinst	**416,5**	**463,2**	**-10,0%**
Overige bedrijfsopbrengsten	**12,6**	**15,8**	**-20,3%**
Personeelskosten	-215,1	-215,3	0,0%
Afschrijvings- en amortisatiekosten	-31,6	-29,8	6,0%
Bijzondere waardevermindering van vaste activa	-3,1	-	
Overige bedrijfskosten*	-146,2	-153,8	-4,9%
Operationele kosten	**-396,0**	**-398,9**	**-0,7%**
Bedrijfsresultaat uit 'continuing operations'	**33,1**	**80,1**	**-58,7%**
Financiële baten	2,9	1,5	
Financiële lasten	-17,6	-15,6	
Valuta koersresultaat	-0,5	0,7	
Nettofinancieringsbaten/-lasten	**-15,2**	**-13,4**	**13,4%**
Aandeel in resultaten geassocieerde deelnemingen	1,4	0,3	
Winst vóór belastingen uit 'continuing operations'	**19,3**	**67,0**	**-71,1%**
Winstbelastingen	-5,6	-18,2	-69,2%
Winst na belasting uit 'continuing operations'	**13,7**	**48,8**	**-71,9%**
Winst na belastingen uit 'discontinued operations'	-	3,7	
Winst over de periode	**13,7**	**52,5**	**-73,9%**
Toe te rekenen aan:			
Aandeelhouders van Nutreco	12,3	51,3	-76,0%
Minderheidsbelang	1,4	1,2	
Winst over de periode	**13,7**	**52,5**	**-73,9%**
Kerngegevens per aandeel uit *'continuing operations'*			
Gewone winst per aandeel uit *'continuing operations' (EUR)*	0,36	1,38	-73,9%
Verwaterde winst per aandeel uit *'continuing operations' (EUR)*	0,36	1,38	-73,9%
Gewone winst per aandeel uit *'continuing operations'* vóór bijzondere waardevermindering van goodwill *(EUR)*	0,36	1,38	-73,9%
Gemiddeld aantal uitstaande gewone aandelen gedurende de periode *(x duizend)*	34,378	34,410	
Gemiddeld aantal uitstaande verwaterde aandelen gedurende de periode *(x duizend)*	34,383	34,419	
Aantal uitstaande aandelen op 30 juni (x duizend)	34,695	34,117	

Kerncijfers per aandeel *(EUR)*			
Gewone winst per aandeel	0,36	1,49	-75,8%
Verwaterde winst per aandeel	0,36	1,49	-75,8%
Gewone winst per aandeel vóór bijzondere waardevermindering van goodwill	0,36	1,49	-75,8%

* Verbruikte grond- en hulpstoffen zijn in 2008 voor vergelijkingsdoeleinden met EUR 22,6 miljoen aangepast voor transportkosten die onder overige bedrijfskosten waren gerapporteerd.

Geconsolideerde 'comprehensive' winst- en verliesrekening

(EUR x miljoen)	**1H 2009**	**1H 2008**	**Δ%**
Winst over de periode	**13,7**	**52,5**	**-73,9%**
Overig 'comprehensive' resultaat			
Valuta omrekenings verschillen	6,0	-13,9	
Belastingeffect op 'comprehensive' resultaat	-1,3	-	
Wijzigingen in kasstroomafdekkingen	4,4	-0,6	
Wijzigingen in afdekkingen van valutaomrekeningstransacties	-	-1,3	
Overig 'comprehensive' resultaat over de periode na belastingen	**9,1**	**-15,8**	
Totaal 'comprehensive' resultaat over de periode	**22,8**	**36,7**	**-37,9%**
Totaal 'comprehensive' resultaat toe te rekenen aan:			
Aandeelhouders van Nutreco	21,4	35,5	-39,7%
Minderheidsbelang	1,4	1,2	
Totaal 'comprehensive' resultaat over de periode	**22,8**	**36,7**	**-37,9%**

Verkorte segmentrapportage

(EUR x miljoen)	1H 2009	1H 2008	Δ%
Omzet per segment *'continuing operations'*			
Omzet aan derden			
Premix en speciaalvoer	492,8	509,1	-3,2%
Mengvoer Europa	469,2	635,1	-26,1%
Diervoeding Canada	190,5	193,3	-1,4%
Diervoeding	**1.152,5**	**1.337,5**	**-13,8%**
Visvoer	438,4	454,0	-3,4%
Vlees en overige activiteiten	536,8	532,7	0,8%
Omzet *'continuing operations'*	**2.127,7**	**2.324,2**	**-8,5%**
Bedrijfsresultaat voor bijzondere posten en amortisatie (EBITA) per segment *'continuing operations'*			
Premix en speciaalvoer	31,8	45,1	-29,5%
Mengvoer Europa	-12,9	24,4	-152,9%
Diervoeding Canada	9,7	9,2	5,4%
Diervoeding	**28,6**	**78,7**	**-63,7%**
Visvoer	11,1	13,3	-16,5%
Vlees en overige activiteiten	11,3	0,3	-
Corporate	-9,4	-10,0	-6,0%
EBITA *'continuing operations'* voor bijzondere posten	**41,6**	**82,3**	**-49,5%**
Negatieve goodwill on acquisities	-	9,9	
Herstructureringskosten	-4,2	-6,6	
Overig	1,1	-	
Totaal bijzondere posten	**-3,1**	**3,3**	
Totaal EBITA *'continuing operations'*	**38,5**	**85,6**	**-55,0%**
Bedrijfsresultaat per segment *'continuing operations'* (EBIT)			
Premix en speciaalvoer	30,2	43,7	-30,9%
Mengvoer Europa	-13,4	23,8	-156,3%
Diervoeding Canada	7,3	6,6	10,6%
Diervoeding	**24,1**	**74,1**	**-67,5%**
Visvoer	10,8	12,9	-16,3%
Vlees en overige activiteiten	10,9	-0,2	-
Corporate	-9,6	-10,0	-4,0%
Bedrijfsresultaat vóór bijzondere posten	**36,2**	**76,8**	**-52,9%**
Incidentele baten/lasten	-3,1	3,3	
Totaal bedrijfsresultaat *'continuing operations'* (EBIT)	**33,1**	**80,1**	**-58,7%**

Verkorte segmentrapportage

Kwartaalomzet

(EUR x miljoen)	**Q1 2009**	**Q1 2008**	**Δ%**
Omzet per segment *'continuing operations'*			
Omzet aan derden			
Premix en speciaalvoer	257,9	247,5	4,2%
Mengvoer Europa	238,4	316,7	-24,7%
Diervoeding Canada	92,6	94,9	-2,4%
Diervoeding	**588,9**	**659,1**	**-10,7%**
Visvoer	189,4	202,8	-6,6%
Vlees en overige activiteiten	265,6	260,4	2,0%
Omzet *'continuing operations'*	**1.043,9**	**1.122,3**	**-7,0%**

(EUR x miljoen)	**Q2 2009**	**Q2 2008**	**Δ%**
Omzet per segment *'continuing operations'*			
Omzet aan derden			
Premix en speciaalvoer	234,9	261,6	-10,2%
Mengvoer Europa	230,8	318,4	-27,5%
Diervoeding Canada	97,9	98,4	-0,5%
Diervoeding	**563,6**	**678,4**	**-16,9%**
Visvoer	249,0	251,2	-0,9%
Vlees en overige activiteiten	271,2	272,3	-0,4%
Omzet *'continuing operations'*	**1.083,8**	**1.201,9**	**-9,8%**

Geconsolideerde balans

(EUR x miljoen)	30 Juni 2009	31 December 2008
Activa		
Materiële vaste activa	486,9	478,1
Immateriële activa	292,1	286,2
Investeringen in geassocieerde deelnemingen	18,9	14,4
Overige beleggingen	42,3	35,8
Uitgestelde belastingvorderingen	31,3	26,5
Totaal vaste activa	**871,5**	**841,0**
Voorraden	253,1	281,7
Biologische activa	104,8	102,6
Belastingvorderingen	11,8	12,4
Handels- en overige vorderingen	626,4	721,8
Geldmiddelen en kasequivalenten	179,7	228,3
Totaal vlotte activa	**1,175,8**	**1.346,8**
Totaal activa	**2.047,3**	**2.187,8**
Geplaatst en volgestort aandelenkapitaal	8,4	8,4
Agio	159,5	159,5
Aandelen in depot	-8,6	-28,0
Afdekkingsreserve	-9,7	-14,1
Ingehouden winsten	516,1	444,1
Onverdeelde winst	12,3	114,8
Reserveomrekeningsverschilen	-23,8	-29,7
Eigen vermogen toe te rekenen aan aandeelhouders van Nutreco	**654,2**	**655,0**
Minderheidsbelang	11,4	10,5
Totaal eigen vermogen	**665,6**	**665,5**
Verplichtingen		
Rentedragende financieringsverplichtingen	499,5	467,0
Personeelsbeloningen	10,3	9,0
Voorzieningen	4,8	4,7
Uitgestelde belastingverplichtingen	13,5	11,9
Totaal langlopende verplichtingen	**528,1**	**492,6**
Rentedragende leningen	76,7	128,4
Personeelsbeloningen	30,1	29,6
Voorzieningen	6,9	7,5
Belastingverplichtingen	10,8	11,9
Handelsschulden en overige te betalen posten	729,1	852,3
Totaal kortlopende verplichtingen	**853,6**	**1.029,7**
Totaal verplichtingen	**1.381,7**	**1.522,3**
Totaal eigen vermogen en verplichtingen	**2.047,3**	**2.187,8**

Geconsolideerd kasstroomoverzicht

(EUR x miljoen)	1H 2009	1H 2008
Winst over het boekjaar	**13,7**	**52,5**
Netto financieringslasten 'continuing operations'	15,2	13,4
Aandeel in resultaten geassocieerde deelnemingen	-1,4	-0,4
Winstbelastingen 'continued operations'	5,6	18,2
Winstbelastingen 'discontinued operations'	-	0,8
Bijzondere waardevermindering vaste active	3,1	-
Afschrijvingen 'continuing operations'	26,2	24,4
Amortisatie 'continuing operations'	5,4	5,4
Negatieve goodwill	-	-9,9
Lasten in verband met in eigenvermogensinstrumenten afgewikkelde, op aandelen gebaseerde betalingen	1,6	1,7
Reële-waardeverandering van overige investeringen	-	0,1
Reële-waardeverandering van biologische activa	4,3	-1,4
Reële-waardeverandering van valutatermijncontracten	4,9	1,9
Reële-waardeverandering van grondstoffencontracten	-11,1	-1,7
Boekwinst op verkoop van materiële vaste activa	-0,2	-
Boekwinst op verkoop van immateriële activa	-4,3	-
Kasstromen uit bedrijfsactiviteiten vóór mutaties in werkkapitaal en voorzieningen	**63,0**	**105,0**
Afname/toename in werkkapitaal	-10,6	-138,7
Afname/toename in personeelsbeloningen	0,9	-6,0
Afname/toename in voorzieningen	-0,5	-1,2
Kasstroom uit operationele activiteiten	**52,8**	**-40,9**
Ontvangen rente	2,8	2,0
Betaalde rente	-16,2	-17,9
Betaalde winstbelasting	-8,7	-16,8
Ontvangen dividenden	0,3	0,5
Netto kasstroom uit bedrijfsactiviteiten	**31,0**	**-73,1**
Verwerving van materiële vaste activa	-30,7	-34,4
Verwerving van immateriële activa	-0,7	-3,8
Verwerving van dochterondernemingen na aftrek van geldmiddelen van het verworven belang	-	-53,0
Verwerving van geassocieerde deelnemingen	-2,8	-
Verwerving van overige investeringen	-8,4	-0,1
Ontvangsten uit de verkoop van materiële vaste activa	3,8	2,1
Opbrengsten van de verkoop van geassocieerde deelnemingen	-	1,9
Ontvangsten uit de verkoop van immateriële activa	0,3	-
Ontvangsten uit de verkoop van bedrijfsonderdelen	5,0	-
Ontvangsten van overige investeringen	0,4	1,7
Betalingen van transactiekosten	-	-0,6
Netto kasstroom uit/in investeringsactiviteiten	**-33,1**	**-86,2**
Ontvangsten uit de heruitgifte van ingekochte eigen aandelen	0,9	0,8
Inkoop eigen aandelen	-	-33,1
Dividend betaald aan aandeelhouders van Nutreco	-24,7	-25,0
Dividend betaald aan minderheidsaandeelhouders	-0,6	-0,5
Aflossing van leningen	-181,0	-20,7
Opname van leningen	166,1	144,1
Netto kasstroom in financieringsactiviteiten	**-39,3**	**65,6**

Nettoafname/-toename van geldmiddelen en kasequivalenten	-41,4	-93,7
Geldmiddelen en kasequivalenten per 1 januari	151,8	135,4
Valutaomrekeningsverschillen op geldmiddelen	1,7	1,2
Geldmiddelen en kasequivalenten per 30 juni	**112,1**	**42,9**
Geldmiddelen en kasequivalenten per 30 juni	179,7	181,2
Rekening-courantkredieten bij banken per 30 juni	-67,6	-138,3
Geldmiddelen en kasequivalenten voor het kasstroomoverzicht per 30 juni	**112,1**	**42,9**

Mutatieoverzicht van het eigen vermogen

(EUR x miljoen)	Geplaatst en volgestort aandelen-kapitaal	Agio	Aandelen in depot	Afdekkings-reserve	Ingehouden winst	Onverdeelde winst	Reserve-omrekenings-verschillen	Totaal toe te rekenen aan aandeel-houders	Minderheids-belang	Totaal eigen vermogen
Per 1 januari 2008	**8,4**	**159,5**	**-31,7**	**-4,0**	**388,5**	**118,6**	**4,1**	**643,4**	**7,8**	**651,2**
Transacties met aandeelhouders										
Onverdeelde winst					118,6	-118,6				
Dividend op gewone aandelen					-25,1			-25,1	-0,6	-25,7
Stockdividend			20,9		-20,9					
Inkoop eigen aandelen			-33,1					-33,1		-33,1
Terugbetaling aandelenkapitaal			7,8		-7,0			0,8		0,8
Op aandelen gebaseerde betalingen					1,7			1,7		1,7
Uitgeoefende opties			0,2		-0,1			0,1		0,1
Totaal transacties met aandeelhouders			**-4,2**		**67,2**	**-118,6**		**-55,6**	**-0,6**	**-56,2**
'Comprehensive' resultaat over de periode										
Winst over de periode						51,3		51,3	1,2	52,5
Overig 'comprehensive' resultaat over de periode (na belastingen)				-1,9			-13,9	-15,8		-15,8
'Comprehensive' resultaat over de periode				**-1,9**		**51,3**	**-13,9**	**35,5**	**1,2**	**36,7**
Per 30 juni 2008	**8,4**	**159,5**	**-35,9**	**-5,9**	**455,7**	**51,3**	**-9,8**	**623,3**	**8,4**	**631,7**
Transacties met aandeelhouders										
Dividend op gewone aandelen					-6,9			-6,9		-6,9
Stockdividend			7,3		-7,3					
Prestatie gebonden aandelen en opties			0,6					0,6		0,6
Op aandelen gebaseerde betalingen					1,4			1,4		1,4
(De)consolidaties									1,5	1,5
Totaal transacties met aandeelhouders			**7,9**		**-12,8**			**-4,9**	**1,5**	**-3,4**
'Comprehensive' resultaat over de periode										
Winst over de periode						63,5		63,5	0,9	64,4
Overig 'comprehensive' resultaat over de periode (na belastingen)				-8,2	1,3		-20,0	-26,9	-0,3	-27,2
Comprehensive' resultaat over de periode				**-8,2**	**1,3**	**63,5**	**-20,0**	**36,6**	**0,6**	**37,2**
Per 31 december 2008	**8,4**	**159,5**	**-28,0**	**-14,1**	**444,2**	**114,8**	**-29,8**	**655,0**	**10,5**	**665,5**
Transacties met aandeelhouders										
Onverdeelde winst					114,8	-114,8				
Dividend op gewone aandelen					-24,7			-24,7	-0,5	-25,2
Stockdividend			18,7		-18,7					
Prestatie gebonden aandelen en opties			0,6		0,2			0,8		0,8
Op aandelen gebaseerde betalingen					1,6			1,6		1,6
Uitgeoefende opties			0,1					0,1		0,1
Totaal transacties met aandeelhouders			**19,4**		**73,2**	**-114,8**		**-22,2**	**-0,5**	**-22,7**
'Comprehensive' resultaat over de periode										
Winst over de periode						12,3		12,3	1,4	13,7
Overig 'comprehensive' resultaat over de periode (na belastingen)				4,4	-1,3		6,0	9,1		9,1
'Comprehensive' resultaat over de periode				**4,4**	**-1,3**	**12,3**	**6,0**	**21,4**	**1,4**	**22,8**
Per 30 juni 2009	**8,4**	**159,5**	**-8,6**	**-9,7**	**516,1**	**12,3**	**-23,8**	**654,2**	**11,4**	**665,6**



United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 14 August 2008

Conversion ratio interim stock dividend Nutreco 1 share for 154

Nutreco announces that the conversion ratio of the interim stock dividend has been determined. This will amount to 1 new ordinary share for every 154 existing ordinary shares. Based on the average weighted price of 12, 13 and 14 August 2009 of EUR 30.85, 1/154th share represents a value of EUR 0.20, which is virtually equal to the gross dividend in cash of EUR 0.20 per ordinary share. Both the cash dividend and stock dividend will be made payable to shareholders on 20 August 2009.

* * * * *

Nutreco
Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs almost 9,300 people in 30 countries, with sales in 80 countries. Nutreco is listed on the Euronext stock exchange in Amsterdam and with annual revenues of EUR 4.9 billion in 2008.

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications Nutreco
Telephone: +31 33 422 6134
Mobile: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com



United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PERSBERICHT

Amersfoort, 14 augustus 2009

Ruilverhouding interim stockdividend Nutreco 1 op 154 aandelen

Nutreco deelt mee dat de ruilverhouding voor het interim stockdividend is vastgesteld. Hierbij zal een verhouding gelden van 1 nieuw gewoon aandeel op 154 bestaande gewone aandelen. Gebaseerd op de gewogen gemiddelde koers van 12, 13 en 14 augustus 2009 van EUR 30,85 vertegenwoordigt 1/154ste gewoon aandeel een waarde van EUR 0,20, hetgeen nagenoeg gelijk is aan het bruto dividend in contanten van EUR 0,20 per gewoon aandeel. Zowel het cash- als stockdividend komen op 20 augustus 2009 ter beschikking van de aandeelhouders.

* * * * *

Nutreco
Nutreco heeft een leidende positie in de wereld van diervoeding en visvoer. Onze geavanceerde voeroplossingen zijn de basis voor miljoenen consumenten in de wereld. Kwaliteit, innovatie en duurzaamheid zijn verweven in onze bedrijfscultuur. Nutreco beschikt over een rijke historie van ruim 100 jaar kennis en ervaring, een solide fundament voor de toekomst. De onderneming heeft circa 9300 medewerkers in 30 landen en verkoopt haar producten in 80 landen. Nutreco is genoteerd aan de Euronext-beurs in Amsterdam en had in 2008 een jaaromzet van 4,9 miljard euro.

Voor nadere informatie:

Jurgen Pullens, Director Investor Relations and Corporate Communications Nutreco
Telefoon: +31 33 422 6134
Mobiel: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com



United States Securities
and Exchange Commission
Washington, D.C. 20549

Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 19 October 2009

Nutreco sells majority shareholding in Integra to Hendrix Genetics

Nutreco has completed the sale of its majority shareholding in Integra, Czech Republic, to Hendrix Genetics. Hendrix Genetics owned already 34% in Integra.

Integra is a layer pullet and hatchery business and was part of Nutreco's subsidiary Trouw Nutrition Biofaktory, the premix and specialty feed company acquired in the Czech Republic in 2008. The company has 80 employees and owns 2 hatcheries in the Czech Republic.

The sale of Integra is in line with Nutreco's strategy to focus on further growth of its global market positions in feed specialties and fish feed and to strengthen its leading compound feed market positions in Canada, the Netherlands and Spain.

* * * * *

Nutreco
Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs almost 9,300 people in 30 countries, with sales in 80 countries. Nutreco is listed on the Euronext stock exchange in Amsterdam and with annual revenues of EUR 4.9 billion in 2008.

For more information:
Jurgen Pullens, Director Investor Relations and Corporate Communications Nutreco
Telephone: +31 33 422 6134
Mobile: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com



United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PERSBERICHT

Amersfoort, 19 oktober 2009

Nutreco verkoopt meerderheidsbelang in Integra aan Hendrix Genetics

Nutreco heeft haar meerderheidsbelang in Integra, Tsjechië, aan Hendrix Genetics verkocht. Hendrix Genetics had al een belang van 34% in Integra.

Integra is een legbroederij en was onderdeel van Nutreco's dochteronderneming Trouw Nutrition Biofaktory, het premix- en speciaalvoerbedrijf in Tsjechië dat in 2008 werd overgenomen. Het bedrijf heeft 80 medewerkers en 2 broederijen in Tsjechië

De verkoop van Integra is in lijn met de strategie van Nutreco die gericht is op verdere groei van haar wereldwijde marktposities in speciaal- en visvoer en versterking van haar leidende posities in mengvoer in Canada, Nederland en Spanje.

* * * * *

Nutreco
Nutreco heeft een leidende positie in de wereld van diervoeding en visvoer. Onze geavanceerde voeroplossingen zijn de basis voor miljoenen consumenten in de wereld. Kwaliteit, innovatie en duurzaamheid zijn verweven in onze bedrijfscultuur. Nutreco beschikt over een rijke historie van ruim 100 jaar kennis en ervaring, een solide fundament voor de toekomst. De ondememing heeft circa 9300 medewerkers in 30 landen en verkoopt haar producten in 80 landen. Nutreco is genoteerd aan de Euronext-beurs in Amsterdam en had in 2008 een jaaromzet van 4,9 miljard euro.

Voor nadere informatie:
Jurgen Pullens, Director Investor Relations and Corporate Communications Nutreco
Telefoon: +31 33 422 6134
Mobiel: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com



United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 29 October 2009

Nutreco trading update Q3 2009

- **Based on the 3rd quarter results Nutreco expects the 2nd half year EBITA to be 10% higher than the second half of 2008**
- **Volumes increasing in Fish feed and Premix and feed specialties in Q3**
- **Operational results Q3 Animal nutrition and Fish feed in line with our outlook**
- **Meat Spain reported excellent results in 3rd quarter**
- **Revenue Q3 2009 EUR 1,206.3 million; a decrease of 8.9% from Q3 2008 mainly due to lower raw material prices**
- **Working capital balance will be reduced by approximately EUR 50-75 million at year-end compared with 2008**
- **Decision competition authorities for acquisition of animal nutrition business from Cargill in Spain and Portugal expected in 4th quarter**

Wout Dekker, Nutreco CEO: We are pleased with the performance in the third quarter of this year. After a challenging start of the year we see that the results are now in a stronger mode and we have confidence this will continue in the remainder of the year. The overall demand for feed is increasing compared with the first half year which is encouraging. The performance is further based on costs savings.

We are optimistic that we have taken the right steps to prepare ourselves for the economic upturn and future animal nutrition challenges. Farmers everywhere in the world face the challenge of achieving greater productivity from limited resources while improving the health status of animals and reducing the impact on the environment. It is a major opportunity for Nutreco to address these challenges by accelerating the organic growth of its feed additives product portfolio.

We are also strengthening the compound feed business in Spain and Portugal, with the acquisition in those countries of the animal nutrition business from Cargill. Furthermore we continue our growth strategy to further strengthen our global market positions in feed specialties and fish feed.

Q3 revenues

(EUR x million)	Q3 2009	Q3 2008	Δ%	Q3YTD 2009	Q3YTD 2008	Δ%
Revenues						
Premix and feed specialties	246.6	264.1	-6.5%	739.4	773.2	-4.4%
Compound feed Europe	228.1	305.7	-25.4%	697.4	940.8	-25.9%
Animal Nutrition Canada	95.4	101.2	-5.7%	285.9	294.5	-2.9%
Fish feed	372.9	372.9	0.0%	811.3	826.9	-1.9%
Meat & other	263.3	280.4	-6.1%	800.1	813.1	-1.6%
Total revenues Nutreco	**1,206.3**	**1,324.3**	**-8.9%**	**3,334.1**	**3,648.5**	**-8.6%**

Operational developments

The revenue in the 3rd quarter amounted to EUR 1,206.3, a decrease of 8.9% compared with Q3 2008. This decrease was for 80% due to price effects (-7.4%), mostly related to lower raw material prices in compound feed. The volume development in the 3rd quarter was slightly positive (0.1%) compared with the same period in 2008. The volume growth in Premix and feed specialties, Fish feed and Meat and other offset the lower volumes in Compound feed. The contribution of acquisitions was 0.5% and the foreign exchange effect was -2.2% mainly related to the US dollar. In comparison with the 1st half year we see a recovery of the volume with 2.4%; the Q3 year-to-date volume was -4.7% versus 2008 compared to -7.1% for the first half year in 2009.

Premix and feed specialties

Premix and feed specialties reported a 6.5% decrease in revenue compared with Q3 2008. The prices were on average 4.6% lower and the foreign exchange effect was -5.4%. This was partly offset by a positive volume development of 1.2% and the contribution of acquisitions of 2.3% .The operational results of Premix and feed specialties are in line with our outlook. The year-to-date revenues show a volume decrease of 6.9% versus last year, which was 10.5% in the first half of 2009.

Compound feed Europe

The revenue of Compound feed Europe was EUR 77.6 million lower than in Q3 2008 (-25.4%). Lower sales prices accounted for approximately 20.5% due to lower grain and soy prices compared with Q3 2008. Volumes decreased by 4.9% due to a lower demand for feed for dairy cows and pig feed mainly related to the low milk and pig prices. In the year we see a recovery in volumes in comparison with 2008 to -7.3% in Q3 year-to-date from -8.3% in the first half year. The operational results in Q3 are profitable and on track to compensate for the first-half year loss.

Animal Nutrition Canada

The revenue in Q3 2009 of Animal Nutrition Canada was EUR 95.4 million compared with EUR 101.2 million in Q3 2008 (-5.7%). The decline was mainly because of lower prices (-5.9%). The volumes were slightly higher than in Q3 2008. The operational results are in line with last year. We see some recovery of the volume development, year-to-date the volume is -3.3% versus last year. In June the volume was -5.2% versus last year.

Fish feed

The revenue in Fish feed of EUR 372.9 million equals the revenue in Q3 2008. The volume increase in the quarter was 3.5% and the price effect was 0.4%, this increase was offset by a -3.9% foreign exchange effect. A strong volume growth in Norway is compensating for the decline in volumes in Chile, where there is a reduced demand for fish feed as a consequence of the ISA virus. The year-to-date volume development in Q3 versus last year was -4.2% versus -9.3% for the first six months in 2009.

Meat and other
The revenue from 'Meat and other' was 6.1% lower, mainly related to 6.6% lower prices. The volumes were slightly above the ones of last year. Due to lower feed cost prices and good poultry prices the results in Q3 continued to be strong.

Outlook second half year 2009:
The following developments are expected for the second half year of 2009:

- Premix and feed specialties: operational result in line with the 2nd half 2008 (excluding EUR 5 million benefit in 2008 related to favourable raw material positions)
- Compound feed Europe: return to profitability which will lead to a marginal profit over the full year 2009. Decision about acquisition of animal nutrition business from Cargill expected in 4th quarter
- Animal Nutrition Canada: slight improvement of the operational result compared with the 2nd half of 2008
- Fish feed: strong growth in Norway in 3rd quarter confirms outlook for the year; EBITA slightly below last year. A higher biomass in Norway will largely compensate for the lower volumes in Chile as a result of the ISA virus
- Meat and other: strong results in the 2nd half of 2009 due to good poultry prices and lower cost prices because of lower feed prices

Operating result second half year 2009:
In comparison with the 2nd half year of 2008, Nutreco expects a 10% higher EBITA before exceptional items in the 2nd half year of 2009. As a result of lower raw material prices and due to the company-wide programme to reduce the working capital balance Nutreco expects to reduce last year's the working capital balance of EUR 254 million by EUR 50-75 million at year-end.

Strategy

Nutreco will continue to focus on growth in animal nutrition and fish feed and will:

- Further strengthen its global market positions in feed specialties and fish feed
- Focus on new geographic regions and markets with a perspective of structural profitable growth
- Participate in the compound feed consolidation process in Canada, the Netherlands and Spain where Nutreco has leading local positions
- Maintain a strong balance sheet and a sound capital structure to support future growth

Nutreco will publish its full year results 2009 on 11 February 2010.

* * * * *

Nutreco
Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs almost 9,300 people in 30 countries, with sales in 80 countries. Nutreco is listed on the Euronext stock exchange in Amsterdam and with annual revenues of EUR 4.9 billion in 2008.

For more information:
Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 33 422 6134
Mobile: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com

Cautionary note regarding forward-looking statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not based on historical fact, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Such statements are based on plans, estimates and projections as currently available to the management of Nutreco. Forward-looking statements therefore speak only as of the date they are made and we assume no obligation to publicly update any of them in the light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of significant factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include but are not limited to conditions on the markets in Europe, the United States and elsewhere from which we derive a substantial portion of our revenue, potential defaults on the part of borrowers or trading counterparties, the implementation of our restructuring programme including the envisaged reduction in headcount and the reliability of our risk management policies, procedures and methods. For more information on these and other factors, please refer to our annual report. The forward-looking statements contained in this announcement are made as of the date hereof and the companies assume no obligation to update any forward-looking statement contained in this announcement.


nutreco
RECEIVED
2010 AUG 24 P 12:33

United States Securities
and Exchange Commission
Washington, D.C. 20549

Filing pursuant to Rule 12g3-2(b)

ISSUER	FILE NO.
Nutreco Holding N.V.	82- 4927

PERSBERICHT

Amersfoort, 29 oktober 2009

Nutreco trading update Q3 2009

- **Op basis van de derde kwartaalresultaten verwacht Nutreco dat de EBITA over het tweede halfjaar 2009 10% hoger zal uitvallen dan over het tweede halfjaar van 2008**
- **De volumes voor Visvoer en voor Premix en speciaalvoer namen toe in Q3**
- **De resultaten over Q3 voor Diervoeding en Visvoer zijn in lijn met eerder uitgesproken verwachtingen**
- **Spaanse vleesactiviteiten boekten over het derde kwartaal uitstekende resultaten**
- **De omzet Q3 2009 bedroeg EUR 1.206,3 miljoen, een daling van 8,9% ten opzichte van Q3 2008, voornamelijk als gevolg van lagere grondstofprijzen**
- **Het saldo aan werkkapitaal zal aan einde van het jaar met ongeveer EUR 50 à 75 miljoen gedaald zijn ten opzichte van 2008**
- **Beslissing van de mededingingsautoriteiten voor de acquisitie van de diervoedings-activiteiten van Cargill in Spanje en Portugal verwacht in Q4**

Wout Dekker, CEO Nutreco: "Wij zijn tevreden over de prestaties in het derde kwartaal van dit jaar. Na een wat moeizaam begin van het jaar zien wij nu dat de resultaten verbeteren. Wij vertrouwen erop dat dit de rest van het jaar zo zal blijven. De vraag naar voer is in vergelijking met het eerste halfjaar toegenomen, en dat is bemoedigend. De resultaatverbeteringen zijn daarnaast ook het gevolg van onze kostenbesparingen.

Wij zijn optimistisch dat wij de juiste stappen hebben genomen om voorbereid te zijn op het economisch herstel en de uitdagingen voor de diervoedingssector in de toekomst. Overal ter wereld staan boeren voor de opgave om een grotere productiviteit te halen uit schaarse middelen, de gezondheid van dieren te verbeteren en de gevolgen voor het milieu te verminderen. Voor Nutreco bieden deze uitdagingen een goede kans om de organische groei in voeradditieven te versnellen.

Daarnaast versterken wij onze mengvoeractiviteiten in Spanje en Portugal door de diervoedings-activiteiten van Cargill in deze twee landen over te nemen. Verder blijven we ons richten op het versterken van onze wereldwijde marktposities in speciaalvoer en visvoer."

No audit performed

Omzet Q3

(EUR x miljoen)	Q3 2009	Q3 2008	Δ%	Q3YTD 2009	Q3YTD 2008	Δ%
Omzet						
Premix en speciaalvoer	246,6	264,1	-6,5%	739,4	773,2	-4,4%
Mengvoer Europa	228,1	305,7	-25,4%	697,4	940,8	-25,9%
Animal Nutrition Canada	95,4	101,2	-5,7%	285,9	294,5	-2,9%
Visvoer	372,9	372,9	0,0%	811,3	826,9	-1,9%
Vlees en overige	263,3	280,4	-6,1%	800,1	813,1	-1,6%
Totale omzet Nutreco	**1.206,3**	**1.324,3**	**-8,9%**	**3.334,1**	**3.648,5**	**-8,6%**

Operationele ontwikkelingen
De omzet in het derde kwartaal bedroeg EUR 1.206,3, een afname met 8,9% vergeleken met Q3 2008. Deze afname was voor 80% te wijten aan prijseffecten (-7,4%). Daarbij gaat het voornamelijk om de lagere prijzen van de grondstoffen in de mengvoersector. De ontwikkeling van het volume was over het derde kwartaal licht positief (0,1%) ten opzichte van dezelfde periode in 2008. Het lagere volume van Mengvoer wordt gecompenseerd door de groei van de volumes van Premix en speciaalvoer, Visvoer en Vlees en overige activiteiten. De bijdrage van acquisities bedroeg 0,5%. Het wisselkoerseffect bedroeg -2,2%, hetgeen voornamelijk werd veroorzaakt door de koersontwikkeling van de Amerikaanse dollar. In vergelijking met het eerste halfjaar zien wij een herstel van het volume met 2,4%. De volumeontwikkeling over de eerste negen maanden was in vergelijking met 2008 -4,7%; over het eerste halfjaar van 2009 was deze afname nog 7,1%.

Premix en speciaalvoer
Het segment Premix en speciaalvoer laat een afname zien van de omzet met 6,5% in vergelijking met Q3 2008. De prijzen lagen gemiddeld 4,6% lager en het wisselkoerseffect was -5,4%. Dit werd gedeeltelijk gecompenseerd door de groei van het volume met 1,2% en de bijdrage van acquisities van 2,3%. De bedrijfsresultaten van Premix en speciaalvoer zijn in lijn met eerder uitgesproken verwachtingen. De jaaromzet tot heden laat een afname van het volume zien met 6,9% ten opzichte van vorig jaar, maar over de eerste helft van 2009 bedroeg die afname nog 10,5%.

Mengvoer Europa
De omzet van Mengvoer Europa was EUR 77,6 miljoen lager dan in Q3 2008 (-25,4%). Daarvan was 20,5% terug te voeren op de lagere verkoopprijzen als gevolg van lagere graan- en sojaprijzen ten opzichte van Q3 2008. De volumes namen af met 4,9% als gevolg van minder vraag naar voer voor melkkoeien en naar varkensvoer, voornamelijk het gevolg van lage prijzen voor melk en varkensvlees. Gedurende het jaar hebben de volumes zich in vergelijking tot 2008 echter hersteld van -8,3% over het eerste halfjaar tot -7,3% over de eerste negen maanden. De bedrijfsresultaten in Q3 zijn winstgevend en liggen op koers om het verlies van het eerste halfjaar te compenseren.

Animal Nutrition Canada
De omzet in Q3 2009 van Animal Nutrition Canada bedroeg EUR 95,4 miljoen ten opzichte van EUR 101,2 miljoen in Q3 2008 (-5,7%). De afname was voornamelijk het gevolg van de lagere prijzen (-5,9%). De volumes lagen iets hoger dan in Q3 2008. Het bedrijfsresultaat was in lijn met het afgelopen jaar. Wij zien enig herstel in de ontwikkeling van het volume: over de eerste negen maanden ligt het volume 3.3% lager ten opzichte van vorig jaar, terwijl over de eerste zes maanden het volume 5,2% lager was dan het jaar ervoor.

Visvoer
De omzet van Visvoer van EUR 372,9 miljoen evenaart de omzet over Q3 2008. In het kwartaal steeg het volume met 3,5% en was het prijseffect 0,4%, maar deze toename wordt geneutraliseerd door een wisselkoerseffect van -3,9%. De sterke volumegroei in Noorwegen compenseert de afname van het volume in Chili, waar de vraag naar visvoer is afgenomen ten gevolge van het ISA-virus. De volumeontwikkeling over de eerste negen maanden bedroeg in vergelijking met 2008 -4,2%; over de eerste zes maanden van 2009 ging het nog om een afname van -9,3%.

Vlees en overige activiteiten
De omzet van Vlees en overige activiteiten nam af met 6,1%, voornamelijk als gevolg van een prijsdaling met 6,6%. De volumes lagen iets hoger dan die van vorig jaar. Als gevolg van de lagere kostprijzen voor diervoeding en de goede pluimveeprijzen bleven de resultaten in Q3 goed.

Vooruitzichten tweede halfjaar 2009:
Voor het tweede halfjaar van 2009 worden de volgende ontwikkelingen verwacht:

- Premix en speciaalvoer: het bedrijfsresultaat in lijn met het tweede halfjaar van 2008 (exclusief baten van EUR 5 miljoen in 2008 in verband met gunstige voorraadposities van grondstoffen).
- Mengvoer Europa: terugkeer naar winstgevendheid, hetgeen zal leiden tot een marginale winst over het gehele jaar 2009; beslissing over de acquisitie van de diervoedingsactiviteiten van Cargill in Spanje en Portugal verwacht in Q4.
- Animal Nutrition Canada: een lichte verbetering van het bedrijfsresultaat ten opzichte van de tweede helft van 2008.
- Visvoer: naar verwachting EBITA iets lager dan vorig jaar. De sterke groei in Noorwegen compenseert grotendeels de lagere volumes in Chili ten gevolge van het ISA-virus.
- Vlees en overige activiteiten: sterke resultaten over de tweede helft van 2009 als gevolg van de gunstige pluimveeprijzen en de lagere kostprijzen vanwege de lagere voerprijzen.

Bedrijfsresultaat tweede halfjaar 2009:
In vergelijking met het tweede halfjaar van 2008 verwacht Nutreco dat de EBITA vóór buitengewone posten in het tweede halfjaar van 2009 10% hoger ligt. Als gevolg van de lagere prijzen voor grondstoffen en de acties gericht op vermindering van het werkkapitaal, verwacht Nutreco het saldo van het werkkapitaal van 2008 van EUR 254 miljoen aan het einde van het jaar te hebben verlaagd met EUR 50 à 75 miljoen.

Strategie

Nutreco blijft zich richten op groei in diervoeding en visvoer en zal:

- haar wereldwijde marktposities in speciaalvoer en visvoer verder versterken;
- zich richten op nieuwe geografische regio's en markten met structurele winstgevende groeivooruitzichten;
- deelnemen in het consolidatieproces voor mengvoer in Canada, Nederland en Spanje, waar Nutreco lokaal een leidende positie inneemt;
- vasthouden aan een sterke balans en een degelijke vermogenstructuur ter ondersteuning van toekomstige groei.

Nutreco publiceert de volledige jaarresultaten over 2009 op 11 februari 2010.

* * * * *

Nutreco
Nutreco heeft een leidende positie in de wereld van diervoeding en visvoer. Onze geavanceerde voeroplossingen zijn de basis voor miljoenen consumenten in de wereld. Kwaliteit, innovatie en duurzaamheid zijn verweven in onze bedrijfscultuur. Nutreco beschikt over een rijke historie van ruim 100 jaar kennis en ervaring, een solide fundament voor de toekomst. De onderneming heeft circa 9300 medewerkers in 30 landen en verkoopt haar producten in 80 landen. Nutreco is genoteerd aan de Euronext-beurs in Amsterdam en had in 2008 een jaaromzet van 4,9 miljard euro.

Voor meer informatie:
Jurgen Pullens, Director Investor Relations en Corporate Communications, Nutreco
Telefoon: +31 33 422 6134
Mobiel: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com

Voorbehoud inzake verklaringen die een vooruitblik bevatten

In dit bericht zijn verklaringen opgenomen die een vooruitblik bevatten. Dergelijke verklaringen betreffen geen vaststaande feiten. Hieronder vallen onder meer ook verklaringen die onze opvattingen en verwachtingen weergeven. Iedere verklaring in dit bericht die expliciet of impliciet onze bedoelingen, opvattingen, verwachtingen of voorspellingen (en de daaraan ten grondslag liggende veronderstellingen) weergeeft, is een verklaring die een vooruitblik bevat. Dergelijke verklaringen zijn gebaseerd op plannen, schattingen en ramingen zoals het management van Nutreco die op dit moment tot haar beschikking heeft. Verklaringen die een vooruitblik bevatten, gelden dan ook uitsluitend per de datum waarop zij worden gedaan en wij verplichten ons er niet toe om een eventuele bijstelling daarvan openbaar te maken in het licht van nieuwe gegevens of toekomstige gebeurtenissen.

Aan verklaringen die een vooruitblik bevatten zijn inherente risico's en onzekerheden verbonden. Een aantal belangrijke factoren zou er dan ook toe kunnen leiden dat feitelijke, in de toekomst behaalde resultaten, wezenlijk afwijken van de resultaten zoals deze expliciet of impliciet in enige verklaring die een vooruitblik bevat, zijn aangegeven. Tot dergelijke factoren behoren onder meer marktomstandigheden in Europa, de Verenigde Staten en andere gebiedsdelen waar wij een substantieel deel van onze omzet genereren; het mogelijk in gebreke blijven van debiteuren of tegenpartijen in transacties; de implementatie van de herstructurering van onze onderneming, met inbegrip van de beoogde inkrimping van het personeelsbestand; de betrouwbaarheid van het beleid ten aanzien van risicobeheer, de procedures en de methodes. Nadere informatie over deze en andere factoren is opgenomen in ons jaarverslag. De in dit bericht opgenomen verklaringen die een vooruitblik bevatten, gelden per de datum van deze publicatie en de vennootschappen hebben zich er niet toe verplicht om enige verklaring in dit bericht te actualiseren.


nutreco

PRESS RELEASE

Amersfoort, 2 November 2009

Nutreco acquires 51% shareholding in Brazilian animal nutrition and fish feed company

Nutreco announced today that has acquired a 51% shareholding in a Brazilian animal nutrition and fish feed company. The activities will be continued in a new joint venture named 'Fri-Ribe' providing Nutreco and its partners, the existing owners, with a platform for jointly building a strong position in one of the most important agriculture growth markets in the world.

The company to be acquired is active in the production and sales of premixes, farm minerals, compound feed, horse feed, pet food and fish feed. It consists of two privately owned companies Fri-Ribe and Dispa that operate under the umbrella brand of Fri-Ribe. They are an important player in Brazil for shrimp and tilapia fish feed and also have important regional market positions in nutrition for beef cattle, dairy cattle and for horse feed. The companies have five production plants and six sales offices spread across the centre and north-east of Brazil. The companies have 400 employees and annual revenues amounted to EUR 47 million in 2008.

Frank Tielens, Nutreco's Executive Vice-President Specialties: "This acquisition perfectly fits in our growth strategy to further strengthen our global market positions in feed specialties and fish feed. Fri-Ribe's strong management, dedicated people and distribution network offers Nutreco an excellent opportunity for a long-term partnership and brings substantial scope for cross-selling Nutreco's feed specialties. The joint venture also clearly demonstrates our commitment to grow our business in markets with a perspective of structural profitable growth. The animal nutrition market in Brazil is growing at approximately 5% a year on average and this acquisition brings Nutreco an excellent platform to facilitate its expansion in Brazil."

Nutreco's strategy is to expand its global market positions in feed specialties and fish feed in growth markets and to strengthen its leading compound feed market positions in Canada, the Netherlands and Spain. Since 2006 Nutreco has acquired animal nutrition and fish feed businesses in Canada, China Czech Republic, Guatemala, India, Indonesia, Italy, Japan, Mexico, the Netherlands, Poland, Portugal, Russia, Slovakia, Spain, United Kingdom and the USA.

* * * * *

Nutreco
Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs almost 9,300 people in 30 countries, with sales in 80 countries. Nutreco is listed on the Euronext stock exchange in Amsterdam and with annual revenues of EUR 4.9 billion in 2008.

For more information:
Jurgen Pullens, Director Investor Relations and Corporate Communications Nutreco
Telephone: +31 33 422 6134
Mobile: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com



PERSBERICHT

Amersfoort, 2 november 2009

Nutreco neemt een belang van 51% in Braziliaans diervoedings- en visvoerbedrijf

Nutreco heeft vandaag bekendgemaakt dat zij een belang van 51% in een Braziliaans diervoedings- en visvoerbedrijf heeft verkregen. De activiteiten worden voortgezet in een nieuwe joint venture onder de naam "Fri-Ribe". Deze acquisitie stelt Nutreco en haar partners, de huidige eigenaren, in staat gezamenlijk een leidende positie op te bouwen in een van de belangrijkste agrarische groeimarkten ter wereld.

De Braziliaanse onderneming is actief in de productie en verkoop van premixen, mengvoer, paarden- en huisdiervoeding en visvoer. Het bestaat uit twee particuliere bedrijven, Fri-Ribe en Dispa, die onder het overkoepelende merk Fri-Ribe opereren. Fri-Ribe heeft in Brazilië een marktpositie in garnalen- en tilapiavoer. De bedrijven hebben vijf productiefaciliteiten en zes verkoopkantoren verspreid over Midden- en Noordoost-Brazilië. De bedrijven hebben 400 medewerkers in dienst en behaalden in 2008 een jaaromzet van EUR 47 miljoen.

Frank Tielens, Nutreco's Executive Vice-President Specialties: "Deze acquisitie is in lijn met onze groeistrategie om onze wereldwijde marktposities in speciaalvoer en visvoer verder te versterken. Het sterke management, de medewerkers en het distributienetwerk van Fri-Ribe is een uitstekende basis voor een langdurige samenwerking en biedt goede mogelijkheden voor de verkoop van Nutreco's speciaalvoerproducten. De joint venture onderstreept onze doelstelling om de Nutreco-activiteiten uit te bouwen in markten met een vooruitzicht op structurele winstgevende groei. De vraag naar diervoeding in Brazilië groeit gemiddeld met zo'n 5% per jaar en via deze acquisitie kan Nutreco verdere uitbreiding in Brazilië realiseren."

Het is Nutreco's strategie om haar wereldwijde marktposities in speciaalvoer en visvoer uit te breiden in groeimarkten, en om haar leidende marktposities in diervoeding in Canada, Nederland en Spanje te versterken. Sinds 2006 heeft Nutreco diervoedings- en visvoerbedrijven overgenomen in Canada, China, Tsjechië, Guatemala, India, Indonesië, Italië, Japan, Mexico, Nederland, Polen, Portugal, Rusland, Slowakije, Spanje, Verenigd Koninkrijk en de VS.

* * * * *

Nutreco
Nutreco heeft een leidende positie in de wereld van diervoeding en visvoer. Onze geavanceerde voeroplossingen zijn de basis voor miljoenen consumenten in de wereld. Kwaliteit, innovatie en duurzaamheid zijn verweven in onze bedrijfscultuur. Nutreco beschikt over een rijke historie van ruim 100 jaar kennis en ervaring, een solide fundament voor de toekomst. De onderneming heeft circa 9300 medewerkers in 30 landen en verkoopt haar producten in 80 landen. Nutreco is genoteerd aan de Euronext-beurs in Amsterdam en had in 2008 een jaaromzet van 4,9 miljard euro.

Voor nadere informatie:
Jurgen Pullens, Director Investor Relations and Corporate Communications Nutreco
Telefoon: +31 33 422 6134
Mobiel: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com



PRESS RELEASE

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Amersfoort, 25 November 2009

Nutreco receives approval for the acquisition of the animal nutrition business from Cargill in Spain and Portugal

The European Commission anti-trust authorities in Brussels have granted Nutreco approval for the acquisition of the animal nutrition business of Cargill in Spain and Portugal. The agreement in principle was announced on 28 July 2009. The acquisition includes Cargill's 12 compound feed production facilities, with a production volume of around 700,000 metric tonnes, annual sales of approximately EUR 240 million.

The acquisition fits in Nutreco's strategy to expand its global market positions in feed specialties and fish feed in growth markets and to strengthen its leading compound feed market positions in Canada, the Netherlands and Spain. Since 2006 Nutreco has acquired animal nutrition and fish feed businesses in Brazil, Canada, China, Czech Republic, Guatemala, India, Indonesia, Italy, Japan, Mexico, the Netherlands, Poland, Portugal, Russia, Slovakia, Spain, Turkey, United Kingdom and the USA.

* * * * *

Nutreco
Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs almost 9,300 people in 30 countries, with sales in 80 countries. Nutreco is listed on the Euronext stock exchange in Amsterdam and had annual revenues in 2008 of EUR 4.9 billion.

For more information:
Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 33 422 6134
Mobile: +31 6 5159 9483
E-mail: jurgen.pullens@nutreco.com



PERSBERICHT

Amersfoort, 25 november 2009

Nutreco krijgt goedkeuring voor overname mengvoeractiviteiten van Cargill in Spanje en Portugal

De Europese mededingsautoriteiten hebben Nutreco toestemming gegeven voor de acquisitie van de diervoedingsactiviteiten van Cargill in Spanje en Portugal. De principeovereenkomst was aangekondigd op 28 juli 2009. Met deze transactie verwerft Nutreco de 12 mengvoerproductiebedrijven van Cargill in deze regio, met een gezamenlijk productievolume van circa 700.000 ton, een jaaromzet van circa EUR 240 miljoen.

De overname past in Nutreco's strategie om haar wereldwijde marktposities in speciaalvoer en visvoer uit te breiden in groeimarkten en om haar leidende marktposities in diervoeding in Canada, Nederland en Spanje te versterken. Sinds 2006 heeft Nutreco diervoedings- en visvoerbedrijven overgenomen in Brazilië, Canada, China, Tsjechië, Guatemala, India, Indonesië, Italië, Japan, Mexico, Nederland, Polen, Portugal, Rusland, Slowakije, Spanje, Turkije, het Verenigd Koninkrijk en de VS.

* * * * *

Nutreco
Nutreco heeft een leidende positie in de wereld van diervoeding en visvoer. Onze geavanceerde voeroplossingen zijn de basis voor miljoenen consumenten in de wereld. Kwaliteit, innovatie en duurzaamheid zijn verweven in onze bedrijfscultuur. Nutreco beschikt over een rijke historie van ruim 100 jaar kennis en ervaring, een solide fundament voor de toekomst. De onderneming heeft circa 9300 medewerkers in 30 landen en verkoopt haar producten in 80 landen. Nutreco is genoteerd aan de Euronext-beurs in Amsterdam en had in 2008 een jaaromzet van 4,9 miljard euro.

Meer informatie:
Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telefoon: 033 422 6134
Mobiel: 06 5159 9483
E-mail: jurgen.pullens@nutreco.com


nutreco
RECEIVED
2010 AUG 24 P 12:33

United States Securities and Exchange Commission
Washington, D.C. 20549

Filing pursuant to Rule 12g3-2(b)

ISSUER	FILE NO.
Nutreco Holding N.V.	82- 4927

PRESS RELEASE

Amersfoort, 30 November 2009

Changes to the Hendrix Management Team

Aart Voets appointed as Managing Director Hendrix

Nutreco announced today that Mr Aart Voets (47) is appointed as Managing Director of the Business Unit Hendrix. Mr Aart Voets will start on 1 December 2009 and will report directly to Mr Jerry Vergeer, Executive Vice President Agriculture.

Aart Voets graduated with a degree in Zoötechnichs from the Agricultural University of Wageningen in 1986. He started his career at Royal Ahold where he held various positions in distribution, manufacturing and category management. In 1999 Aart Voets joined Sara Lee and was appointed Managing Director of Meester Stegeman. In 2004 he joined Sligro Food Group and was appointed member of the Executive Board. In that position he was responsible for the retail division.

* * * * *

Nutreco

Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs almost 9,300 people in 30 countries, with sales in 80 countries. Nutreco is listed on the Euronext stock exchange in Amsterdam and with annual revenues of EUR 4.9 billion in 2008.

www.nutreco.com

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 (0)33 422 6134
Mobile: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com



United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PERSBERICHT

Amersfoort, 30 november 2009

Wijziging Management Team Business Unit Hendrix

Aart Voets benoemd tot Managing Director Hendrix

Nutreco heeft vandaag aangekondigd dat de heer A. Voets (47) is benoemd tot Managing Director van de Business Unit Hendrix. Aart Voets begint per 1 december 2009 in zijn nieuwe functie en zal rapporteren aan de heer Jerry Vergeer, Executive Vice President Agriculture.

Aart Voets is in 1986 aan de Universiteit van Wageningen afgestudeerd in Zoötechniek. Hij begon zijn carrière bij Royal Ahold waar hij diverse functies vervulde in logistiek, productie en category management. In 1999 stapte hij over naar Sara Lee en werd hij Managing Director van Meester Stegeman. In 2004 trad hij in dienst bij Sligro Food Group waar hij werd benoemd tot lid van de Raad van Bestuur. In deze functie was hij verantwoordelijk voor de retail divisie.

* * * * *

Nutreco

Nutreco heeft een leidende positie in de wereld van diervoeding en visvoer. Onze geavanceerde voeroplossingen zijn de basis voor miljoenen consumenten in de wereld. Kwaliteit, innovatie en duurzaamheid zijn verweven in onze bedrijfscultuur. Nutreco beschikt over een rijke historie van ruim 100 jaar kennis en ervaring, een solide fundament voor de toekomst. De onderneming heeft circa 9300 medewerkers in 30 landen en verkoopt haar producten in 80 landen. Nutreco is genoteerd aan de Euronext-beurs in Amsterdam en had in 2008 een jaaromzet van 4,9 miljard euro.

Voor meer informatie:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telefoon: +31 (0)33 422 6134
Mobiel: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com



United States Securities and Exchange Commission Washington, D.C. 20549

Filing pursuant to Rule 12g3-2(b)

ISSUER Nutreco Holding N.V. | FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 11 February 2010

Nutreco reports strong 2nd half year 2009, significantly ahead of 2008

- **EBITA 2nd half year EUR 133.6 million; 33.9% higher than last year**
- **All businesses reported above or in line with 2nd half 2008**
- **Operating result 2009 of EUR 175.2 million; 3.8% lower than 2008**
- **Revenue 2009 EUR 4,511.7 million; impact lower volumes limited to 3.7%**
- **Strong cashflow by reduction of net working capital by EUR 98 million**
- **Dividend proposal of EUR 1.32 per share; pay-out ratio 45%**

Key figures
(EUR x million)

H2 2009	H2 2008	Change		2009	2008	Change
2,384.0	2,618.9	-8.9%	Revenue from continuing operations	4,511.7	4,943.1	-8.7%
133.6	99.8	33.9%	Operating result before exceptional items and amortisation (EBITA)	175.2	182.1	-3.8%
124.8	92.0	35.7%	Operating result from continuing operations (EBIT)	157.9	172.1	-8.3%
79.3	57.0	39.1%	Profit after tax from continuing operations	93.0	105.8	-12.1%
2.25	1.64	37.2%	Basic earnings per share for continuing operations (EUR)	2.61	3.02	-13.6%
			Final dividend per ordinary share (EUR)	1.12	1.03	8.7%
			Dividend per ordinary share (EUR)	1.32	1.43	-7.7%

Wout Dekker, Nutreco CEO: "We are pleased with the performance in 2009 despite the economic turmoil. Nutreco applied strong measures at the beginning of 2009 to withstand the recession. Our programmes to reduce working capital and operational costs paid off. After a challenging start, we ended the year in a much stronger mode and well positioned for 2010. The development of the overall demand for our products is encouraging. We achieved a strong increase of EBITA in the second half of 2009 compared with the same period in 2008."

No audit performed

Sound operational performance in challenging year
"In 2009, there was a lower demand for feed in some regions, mainly for dairy cows and pigs related to the low milk and pig prices. Farmers quickly adjust to such situations by cost-saving measures which led to a temporary reduction in animal feed purchases."

"Our premix and feed specialties business performed well. The fundamentals in the fish feed business are solid, showing strong growth in Norway. The growth in Norway largely compensated the decline in Chile. The demand for fish feed in Chile is reduced due to lower fish numbers as a consequence of the ISA disease in salmon farming. On a positive note measures being implemented by the leading fish farming companies and the Chilean authorities give us good reason to believe recovery is near. The compound feed business in the Netherlands suffered a major loss at the beginning of the year and measures were taken that restored profitability. In Spain, our poultry business returned to profitability due to good poultry prices and lower feed costs."

Acquisitions strengthen market positions
"In 2009 we have strengthened our compound feed business in Spain and Portugal with the acquisition of the animal nutrition business from Cargill. This acquisition brings together the number one and three in the Spanish market for animal nutrition. Combining these businesses will create cost savings due to optimisation of production and logistics and it will bring potential for plant specialisation.
In November we announced the acquisition of a 51% shareholding in Fri-Ribe, a Brazilian animal nutrition and fish feed company, bringing Nutreco a platform to facilitate its further expansion in Brazil. The acquisition perfectly fits in our growth strategy to strengthen our global market positions in feed specialties and fish feed and brings substantial scope for selling Nutreco's feed specialties".

Doubling food production, while halving emissions
"Population numbers are increasing towards nine billion by 2050. On top of that, incomes of people are rising as economies develop. With higher income, people consume more protein as meat, fish, milk and eggs. The challenge is clear. We must produce more food sustainably – more from less. Efficiency is key; delivering more from limited resources and simultaneously reducing emissions. The potential to sustainably increase efficiency is there. Nutreco is determined and passionate to make a positive contribution. Operating at the critical junction between raw materials and animal protein production, we apply our long tradition of animal nutrition knowledge to upgrade raw materials into feeds. For the first time, we will incorporate sustainability targets in the remuneration package of our managers, including clear targets to reduce the CO_2 emissions of our operations by half in 2015. Sustainability is becoming a more important part of our business model.

The many initiatives we are involved in, mean that Nutreco is heading into the future with confidence and inspiration. Our slogan 'Feeding the Future' shows our ambition to have a leading role in developing advanced feed solutions and to grow our business as we do so. I am confident we are well on track to fulfil that ambition."

NOTES ON FINANCIAL RESULTS

Revenue
Revenue from Nutreco's continuing operations amounted to EUR 4,511.7 million, a decrease of EUR 431.4 million or 8.7% compared with 2008. This decrease was due to price effects (-4.5%), mostly related to pass on lower raw material prices in compound feed prices. The volume development in 2009 was -3.7% compared with 2008, but in comparison with the decline in the first half year (-7.1%) we see a recovery of the volume of 3.4% in the second half year. Acquisitions contributed 0.9% and the foreign exchange effect was -1.4% mainly related to the US dollar.

EBITA from continuing operations before exceptional items
(EUR x million)

H2 2009	H2 2008	Δ%		FY 2009	FY 2008	Δ%
38.6	39.0	-1.0%	Premix and feed specialties	70.4	84.1	-16.3%
55.3	54.4	1.7%	Fish feed	66.4	67.7	-1.9%
14.5	5.0	190.0%	Compound feed Europe	1.6	29.4	-94.6%
12.1	11.7	3.4%	Animal Nutrition Canada	21.8	20.9	4.3%
23.0	-0.7	-	Meat and other	34.3	-0.4	-
-9.9	-9.6	-3.1%	Corporate	-19.3	-19.6	1.5%
133.6	**99.8**	**33.9%**	**EBITA *'continuing operations'* before exceptional items**	**175.2**	**182.1**	**-3.8%**

Operating result
In the full year, EBITA before exceptional items decreased with 3.8% to EUR 175.2 million (2008: EUR 182.1 million). In the 2nd half year of 2009 EBITA before exceptional items increased with 33.9% versus 2008 to EUR 133.6 million.

The **Premix and feed specialties** business had a strong performance in 2009 due to a focus on higher value added products. EBITA decreased with -16.3% to EUR 70.4 million (2008: EUR 84.1 million). However, EBITA in 2008 includes EUR 20 million benefits related to favourable raw material positions in a market with increased prices.

Fish feed reported a 1.9% lower EBITA of EUR 66.4 million compared with EUR 67.7 million in 2008. A strong volume growth in Norway has largely balanced the decline in volumes in Chile, where there is a reduced demand for fish feed due to lower salmon fish volumes as a consequence of the disease situation caused by the ISA virus. Fish feed for other farmed fish species reported results in line with the previous year.

EBITA from **Compound Feed Europe** amounted to EUR 1.6 million compared with EUR 29.4 million in 2008. The decline in EBITA relates mainly to a one-off loss of approximately EUR 20 million in the Dutch business in the first half year of 2009. Measures have been implemented to restore profitability in The Netherlands. These measures have contributed to an EBITA of EUR 14.5 million in the 2nd half year and a small profit for the full year.

Animal Nutrition Canada's EBITA increased with 4.3% to EUR 21.8 million (2008: EUR 20.9 million). Cost savings after restructuring have resulted in a slightly increased EBITA-margin.

Meat and other activities showed an increased EBITA of EUR 34.3 million compared with a small loss of EUR 0.4 million in 2008. Poultry and pork meat business in Spain were the main contributors, showing a strong recovery. The return to profitability for the poultry business was due to lower feed prices and a stable demand. Also the Spanish pig business benefited from lower feed prices than in 2008 and returned to a profit in 2009. The poultry hatchery business in Canada has performed well driven by high demand for eggs used for vaccine production for the pharmaceutical industry.

Net financing costs

Net financing costs from continuing operations amounted to EUR 31.6 million (2008: EUR 31.2 million).

Financial income decreased to EUR 5.9 million (2008: EUR 6.3 million), for the larger part due to lower short term-interest rates.

Financial expenses were in line with EUR 38.3 million (2008: EUR 38.1 million); higher long-term interest rates compensated an on average lower debt. The increased expenses are a consequence of the refinancing in 2009. Financial expenses include the dividend of EUR 3.6 million (2008: EUR 4.5 million) on the cumulative preference shares. The foreign exchange result amounts to EUR 0.8 million (2008: EUR 0.6 million).

Income tax expense

Income tax expense on continuing operations decreased from EUR 37.2 million to EUR 34.7 million. The effective tax rate in 2009 was 27.2% for continuing operations (2008: 26.0%). The effective tax rate in 2010 is expected to be 26-28%.

Result for the period

The result after tax from continuing operations decreased to EUR 93.0 million from EUR 105.8 million. Basic earnings per share for continuing operations were 13.6% lower at EUR 2.61 (2008: EUR 3.02). The result for the period attributable to equity holders of Nutreco was EUR 90.3 million (2008: EUR 114.8 million).

Cash position and capital structure

In comparison with the previous year, net debt decreased with EUR 144.2 million to EUR 222.9 million (2008: EUR 367.1 million). The total equity on 31 December 2009 was EUR 740.7 million (2008: EUR 665.5 million). The net working capital improved by EUR 98 million. The improvement was amongst others the result of a company wide programme to reduce working capital and of lower raw material prices compared with last year.

On 8 April 2009, Nutreco issued USD 150 million in senior notes in a private placement in the United States of America. The notes have been partly used to repay the maturing USD 46 million tranche of the notes that were issued in 2004 and to refinance existing bank debt by long-term debt. The senior notes consist of three tranches with maturities of five, seven and ten years and are placed with six institutional investors.

On 20 May 2009, Nutreco successfully refinanced its existing revolving credit facility which would have matured in March 2010. The new facility amounts to EUR 550 million and has a maturity of three years. The facility is supported by an international group of banks.

With both the private placement and the new revolving credit facility, Nutreco has extended its debt maturity profile and ensured extra liquidity.

Dividend

The General Meeting of Shareholders to be held on 1 April 2010 will be recommended to declare a dividend of EUR 1.32 (2008:1.43) per share for the 2009 financial year. This represents a pay-out of 45% (2008: 45%) of the total result attributable to holders of ordinary shares of Nutreco over the period from 1 January 2009 to 31 December 2009, excluding impairment and the book result on disposed activities.. This dividend pay-out ratio is the maximum pay-out percentage within the Nutreco dividend policy to pay out a dividend in the range of 35-45% as adopted at the Annual General Meeting of Shareholders of 2006.

In August 2009, the Company already distributed an interim dividend of EUR 0.20 (2008: 0.40) per ordinary share. Following adoption of the dividend proposal, the final dividend of EUR 1.12 can be received in cash or in ordinary shares, chargeable to the share premium account, at the shareholder's option. The ratio between the value of the stock dividend and the cash dividend will be determined on the basis of the average weighted price during the last three trading days of the period for opting to take the stock dividend, i.e. 19, 20 and 21 April 2010. Both the cash and the stock dividend will be made payable to shareholders on 27 April 2010. It is Nutreco's intention to purchase the necessary shares on the market.

Strategic agenda 2010 and outlook:

Nutreco will continue to focus on growth in animal nutrition and fish feed. In 2010 Nutreco will:

- Focus on new geographic regions and markets with perspective of structural profitable growth in countries like Brazil, China, Russia and Vietnam
- Participate in the industry consolidation process in markets where Nutreco has leading positions (Canada/North America, The Netherlands and Spain)
- Further strengthen its global market positions in feed specialties and fish feed by organic growth and acquisitions
- Execute Nutreco's science and innovation strategy and develop new sustainable products and feed solutions to add value to our customer's business and grow Nutreco's products portfolio to higher margin products

Although the economic environment continues to be uncertain, we believe that our business model and spread of activities provide stability in these challenging times. Barring unforeseen circumstances, Nutreco expects EBITA before exceptional items in the 1st half year of 2010 to exceed EUR 50 million (2009: EUR 41.6 million). Nutreco will also increase the investments in capacity expansion and plant optimisation related to volume growth and the acquisition of the compound feed plants that were acquired from Cargill in Spain and Portugal. The capital expenditure in 2010 is therefore expected to be higher than depreciation level.

An outlook for the second half year 2010 will be provided at the interim results at 29 July, 2010. The majority of Nutreco's result is generated in the second half of the year.

Financial calendar 2010:

1 April:	Annual General Meeting of Shareholders
29 April:	Trading update first quarter
29 July:	Publication of half-year results
28 October:	Trading update third quarter

* * * * *

Nutreco
Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs almost 9,900 people in 30 countries, with sales in 80 countries. Nutreco is listed on the Euronext stock exchange in Amsterdam and with annual revenues of EUR 4.5 billion in 2009.

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 (0)33 422 6134
Mobile: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com

Cautionary note regarding forward-looking statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not based on historical fact, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Such statements are based on plans, estimates and projections as currently available to the management of Nutreco. Forward-looking statements therefore speak only as of the date they are made and we assume no obligation to publicly update any of them in the light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of significant factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include but are not limited to conditions on the markets in Europe, the United States and elsewhere from which we derive a substantial portion of our revenue, potential defaults on the part of borrowers or trading counterparties, the implementation of our restructuring programme including the envisaged reduction in headcount and the reliability of our risk management policies, procedures and methods. For more information on these and other factors, please refer to our annual report. The forward-looking statements contained in this announcement are made as of the date hereof and the companies assume no obligation to update any forward-looking statement contained in this announcement.

OPERATING SEGMENT INFORMATION

Premix and feed specialties

Key figures
(EUR x million)

	2009	2008	Change
Revenue (third parties)	1,000.7	1,069.4	-6.4%
EBITDA*	79.2	92.9	-14.7%
EBITA*	70.4	84.1	-16.3%
Operating margin (EBITA*/revenue)	7.0%	7.9%	
Operating result (EBIT*)	67.2	81.2	-17.2%

* Before exceptional items

The Premix and feed specialties business reported a 6.4% decrease in revenue compared with 2008. The decline in volumes was 5.6%. Due to increasing raw material prices in 2008 we saw a period of stocking in 2008, which was followed by a destocking in 2009.The volumes were also affected by the global economic crisis, although we noted a recovery in the second half of 2009. Prices were on average 1.4% higher and the impact of acquisitions was 2.1%. The foreign exchange effect was -4.3%.

EBITA decreased with -16.3% to EUR 70.4 million (2008: EUR 84.1 million), but EBITA in 2008 included EUR 20 million benefits related to favourable raw material positions in a market with increasing prices. The EBITA-margin of 7.0% was above the normalized 6% in 2008, thanks to the procurement initiative and a focus on product mix with higher margins.

In 2009, Nutreco has announced an acquisition of a 51% shareholding in Fri-Ribe in Brazil. The company is active in the production and sales of premixes, farm minerals, compound feed, horse feed, pet food and fish feed. Fri-Ribe is an important player in Brazil for shrimp and tilapia fish feed. The company has five production plants and six sales offices spread across the central and north-east of Brazil.

Fish feed

Key figures
(EUR x million)

	2009	2008	Change
Revenue (third parties)	1,120.4	1,169.9	-4.2%
EBITDA*	83.0	83.7	-0.8%
EBITA*	66.4	67.7	-1.9%
Operating margin (EBITA*/revenue)	5.9%	5.8%	
Operating result (EBIT*)	65.8	66.9	-1.6%

* Before exceptional items

The revenue in Fish feed decreased by 4.2% to EUR 1,120.4 million compared with 2008 as a result of -3.3% lower volume and a -1.7% foreign exchange effect. The impact of prices was limited (0.7%), mainly due to passing on higher raw material costs. The contribution from acquisitions was small (0.1%). A strong volume growth in Norway is largely compensating the decline in volumes in Chile, where there is a reduced demand for fish feed as a consequence of the ISA disease in salmon farming.

EBITA decreased by -1.9% to EUR 66.4 million (2008: 67.7 million), mainly due to lower feed volumes in Chile. In Chile, Skretting mothballed two of its three fish feed plants to optimise the effective utilisation of the production capacity and operating costs. Fish feed for farmed species other than salmon performed in line with last year. In September, Skretting opened a new production plant in Turkey for the production of fish feed for freshwater trout, seabass and seabream.

Compound feed Europe
Key figures
(EUR x million)

	2009	2008	Change
Revenue (third parties)	949.9	1,219.7	-22.1%
EBITDA*	12.9	39.9	-67.7%
EBITA*	1.6	29.4	-94.6%
Operating margin (EBITA*/revenue)	0.2%	2.4%	
Operating result (EBIT*)	0.2	27.8	-99.3%

* Before exceptional items

The revenue of Compound feed Europe was EUR 269.8 million lower compared to 2008 (-22.1%). In comparison with 2008 sales prices were decreased with 17.3% due to lower grain and soy prices. Volumes decreased by 6.4% due to a lower demand for feed for dairy cows and pigs mainly related to the low milk and pig prices and an overall stagnation of the demand in Spain. When milk and pig prices are lower, farmers focus more on cost savings. During the year we saw a recovery in volumes in comparison with 2008 to -4.1% in the second half year from -8.3% in the first half year. The acquisition impact on revenues was 1.6% (Spain).

EBITA was significantly lower compared to 2008, mainly due to a one-off loss of EUR 20 million in the Netherlands. In the first quarter of 2009, an operational loss related to purchase positions in raw materials was reported. Measures have been implemented to restore profitability and management has been changed. The results have recovered in the 2nd half of 2009.

An important milestone for the year was the acquisition of Cargill Animal Nutrition in Iberia, which was approved by the anti-trust authorities in November. The acquisition includes Cargill's 12 Spanish and Portuguese compound feed production facilities, with a production volume of around 700,000 metric tonnes, annual sales of approximately EUR 240 million and 422 employees. With this acquisition Nutreco strengthens its leading market position in animal nutrition in the region. The acquired business offers animal nutrition solutions for all farmed animal species. After integration and transformation, the acquired business is expected to contribute a similar operating margin in two years' time as Nutreco's existing compound feed business in Iberia. The total consideration for this acquisition is approximately EUR 40 million which includes integration, restructuring and transformation costs and investments in production locations in the next two years.

Animal Nutrition Canada
Key figures
(EUR x million)

	2009	2008	Change
Revenue (third parties)	382.6	398.0	-3.9%
EBITDA*	26.8	25.8	3.9%
EBITA*	21.8	20.9	4.3%
Operating margin (EBITA*/revenue)	5.7%	5.3%	
Operating result (EBIT*)	17.4	16.1	8.1%

* Before exceptional items

The revenue in 2009 of Animal Nutrition Canada was EUR 382.6 million compared with EUR 398.0 million in 2008 (-3.9%). The decline was due to lower volumes (2.1%) and slightly lower prices (0.9%) compared to 2008. The foreign exchange effect was -0.9%. The revenues in Poultry feed and feed for dairy cows were relatively stable, while the volume of swine feed declined due to ongoing low pork prices, which made farmers decide to grow fewer pigs.

EBITA of Animal Nutrition Canada in 2009 was slightly higher compared to 2008. The lower results in swine feed were compensated by the strong results in the poultry feed, feed for dairy cows and pet food business. The cost savings after restructuring measures have resulted in a slightly increased operating margin.

Meat and other
Key figures
(EUR x million)

	2009	2008	Change
Revenue (third parties)	1,058.1	1,086.1	-2.6%
EBITDA*	43.8	8.5	415.3%
EBITA*	34.3	-0.4	-
Operating margin (EBITA*/revenue)	3.2%	0.0%	
Operating result (EBIT*)	33.2	-1.8	-1944.4%

* Before exceptional items

Meat and other activities reported a 2.6% lower revenue of EUR 1,058.1 million, mainly related to slightly lower pig and poultry prices (-2.8%). The volumes were slightly higher (0.1%) than last year's level as well as the acquisition effect (0.1%). Revenue in Canada was better due to an increased volume of eggs for H1N1 vaccine production.

EBITA increased to EUR 34.3 million from a small operating loss in 2008 mainly due to a strong recovery of the poultry activities in Spain. The return to profitability was due to lower feed prices and a stable demand for poultry meat. Also the Spanish pig business benefited from lower feed prices than in 2008 and returned to a profit in 2009. The poultry hatchery business in Canada has benefited from the high demand related to pharma egg business.

Consolidated income statement

(EUR x million)	2009	2008*	Δ%
Revenue	**4,511.7**	**4,943.1**	**-8.7%**
Raw materials and consumables used	-3,573.5	-4,008.5	
Change in fair value of biological assets	2.2	-0.5	
Changes in inventories of finished goods and work in progress	4.3	7.6	
Gross Margin	**944.7**	**941.7**	**0.3%**
Other operating income	36.4	29.9	21.7%
Personnel costs	-441.7	-427.5	3.3%
Depreciation and amortisation expenses	-64.8	-61.4	5.5%
Impairment of long-lived assets	-9.1	-0.1	
Other operating expenses	-307.6	-310.5	0.9%
Operating result from continuing operations	**157.9**	**172.1**	**-8.3%**
Financial income	5.9	6.3	
Financial expenses	-38.3	-38.1	
Foreign exchange result	0.8	0.6	
Net financing costs	**-31.6**	**-31.2**	**1.3%**
Share in results of associates	1.4	2.1	
Result before tax from continuing operations	**127.7**	**143.0**	**-10.7%**
Income tax expense	-34.7	-37.2	
Result after tax from continuing operations	**93.0**	**105.8**	**-12.1%**
Result after tax from discontinued operations	-	11.1	
Gain on sale of discontinued operations, net of income tax	-	-	
Result after tax from discontinued operations	**-**	**11.1**	
Total result for the period	**93.0**	**116.9**	**-20.4%**
Attributable to:			
Equity holders of Nutreco	90.3	114.8	
Minority interest	2.7	2.1	
Total result for the period	**93.0**	**116.9**	**-20.4%**
Key figures on operating result			
Earnings Before Interest, Tax and Amortization (EBITA)	170.0	182.9	-7.1%
Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA)	222.7	233.5	-4.6%

* Raw materials and consumables used are increased with EUR 25.0 million for the freight costs, which were reported under other operating expenses

Key figures per share for continuing operations	2009	2008	Δ%
Basic earnings per share for continuing operations (EUR)	2.61	3.02	-13.6%
Diluted earnings per share for continuing operations (EUR)	2.61	3.02	-13.6%
Earnings per share for dividend calculation (EUR)	2.93	3.18	-7.9%
Weighted average number of ordinary shares outstanding during the year (x 1,000)	34,603	34,358	
Weighted average number of ordinary shares for diluted earnings per share (x 1,000)	34,607	34,365	
Number of ordinary shares outstanding as at 31 December (x 1,000)	34,995	34,279	
Key figures per share (EUR)			
Basic earnings per share	2.61	3.34	-22.9%
Diluted earnings per share	2.61	3.34	-22.9%

Consolidated statement of comprehensive income

(EUR x million)	2009	2008
Total result for the period	**93.0**	**116.9**
Other comprehensive income		
Net investment hedges		
- Revaluation investments	63.9	-99.8
- Revaluation net investment hedge	-55.3	65.9
	8.6	**-33.9**
Changes in cash flow hedges other than currency	0.3	-8.7
Changes in hedges of foreign exchange transactions	0.3	-1.4
Minority interest	-	1.1
Income tax relating to components of comprehensive income	-0.1	1.3
Other comprehensive income for the period, net of income tax	**9.1**	**-41.6**
Total comprehensive income for the period	**102.1**	**75.3**
Total comprehensive income attributable to:		
Equity holders of Nutreco	99.4	72.1
Minority interest	2.7	3.2
Total comprehensive income for the period	**102.1**	**75.3**

Condensed operating segments

(EUR x million)	2009	2008	Δ%
Revenues by segment *'continuing operations'*			
Revenues to third parties			
Premix and feed specialties	1,000.7	1,069.4	-6.4%
Fish feed	1,120.4	1,169.9	-4.2%
Compound feed Europe	949.9	1,219.7	-22.1%
Animal Nutrition Canada	382.6	398.0	-3.9%
Meat and other	1,058.1	1,086.1	-2.6%
Revenues *'continuing operations'*	**4,511.7**	**4,943.1**	**-8.7%**
Operating result before exceptional items and amortisation (EBITA) per segment *'continuing operations'*			
Premix and feed specialties	70.4	84.1	-16.3%
Fish feed	66.4	67.7	-1.9%
Compound feed Europe	1.6	29.4	-94.6%
Animal Nutrition Canada	21.8	20.9	4.3%
Meat and other	34.3	-0.4	-
Corporate	-19.3	-19.6	-1.5%
EBITA *'continuing operations'* before exceptional items	**175.2**	**182.1**	**-3.8%**
Restructuring	-11.8	-9.4	
Negative goodwill	11.2	10.2	
Impairment charges	-7.5	-	
Other	2.9	-	
Total exceptional items	-5.2	0.8	-
Total EBITA *'continuing operations'*	**170.0**	**182.9**	**-7.1%**
Operating result by segment from *'continuing operations'* (EBIT)			
Premix and feed specialties	67.2	81.2	
Fish feed	65.8	66.9	
Compound feed Europe	0.2	27.8	
Animal Nutrition Canada	17.4	16.1	
Meat and other	33.2	-1.8	
Corporate	-20.4	-18.9	
Operating result before exceptional items	**163.4**	**171.3**	
Total exceptional items	**-5.5**	**0.8**	
Total operating result from *'continuing operations'* (EBIT)	**157.9**	**172.1**	**-8.3%**

Condensed segment reporting
Revenue per quarter and half year

(EUR x million)	Q1 2009	Q1 2008	Δ%	Q2 2009	Q2 2008	Δ%
Premix and feed specialties	257.9	247.5	4.2%	234.9	261.6	-10.2%
Fish feed	189.4	202.8	-6.6%	249.0	251.2	-0.9%
Compound feed Europe	238.4	316.7	-24.7%	230.8	318.4	-27.5%
Animal nutrition Canada	92.6	94.9	-2.4%	97.9	98.4	-0.5%
Meat and other	265.6	260.4	2.0%	271.2	272.3	-0.4%
Total revenues	**1,043.9**	**1,122.3**	**-7.0%**	**1,083.8**	**1,201.9**	**-9.8%**

(EUR x million)	Q3 2009	Q3 2008	Δ%	Q4 2009	Q4 2008	Δ%
Premix and feed specialties	246.6	264.1	-6.6%	261.3	296.2	-11.8%
Fish feed	372.9	372.9	0.0%	309.1	343.0	-9.9%
Compound feed Europe	228.1	305.7	-25.4%	252.6	278.9	-9.4%
Animal nutrition Canada	95.4	101.2	-5.7%	96.7	103.5	-6.6%
Meat and other	263.3	280.4	-6.1%	258.0	273.0	-5.5%
Total revenues	**1,206.3**	**1,324.3**	**-8.9%**	**1,177.7**	**1,294.6**	**-9.0%**

(EUR x million)	H1 2009	H1 2008	Δ%	H2 2009	H2 2008	Δ%
Premix and feed specialties	492.8	509.1	-3.2%	507.9	560.3	-9.4%
Fish feed	438.4	454.0	-3.4%	682.0	715.9	-4.7%
Compound feed Europe	469.2	635.1	-26.1%	480.7	584.6	-17.8%
Animal nutrition Canada	190.5	193.3	-1.4%	192.1	204.7	-6.2%
Meat and other	536.8	532.7	0.8%	521.3	553.4	-5.8%
Total revenues	**2,127.7**	**2,324.2**	**-8.5%**	**2,384.0**	**2,618.9**	**-9.0%**

Consolidated balance sheet

(EUR x million)	31 December 2009	31 December 2008
Assets		
Property, plant and equipment	517.1	478.1
Intangible assets	310.4	286.2
Investments in associates	19.8	14.4
Other investments	43.4	35.8
Deferred tax assets	26.3	26.5
Total non-current assets	**917.0**	**841.0**
Inventories	251.0	281.7
Biological assets	104.9	102.6
Income tax receivables	13.8	12.4
Trade and other receivables	606.0	721.8
Cash and cash equivalents	232.6	228.3
Total current assets	**1,208.3**	**1,346.8**
Total assets	**2,125.3**	**2,187.8**
Issued and paid-up share captial	8.4	8.4
Share premium	159.5	159.5
Treasury shares	-1.2	-28.0
Hedging reserve	-13.5	-14.1
Retained earnings	507.9	444.2
Undistributed result	90.3	114.8
Translation reserve	-21.2	-29.8
Equity attributable to equity holders of Nutreco	**730.2**	**655.0**
Minority interest	10.5	10.5
Total equity	**740.7**	**665.5**
Liabilities		
Interest-bearing borrowings	414.0	467.0
Employee benefits	11.1	9.0
Provisions	3.6	4.7
Deferred tax liabilities	15.4	11.9
Total non-current liabilities	**444.1**	**492.6**
Interest bearing borrowings	41.5	128.4
Employee benefits	42.6	29.6
Provisions	14.6	7.5
Income tax liabilities	15.6	11.9
Trade and other payables	826.2	852.3
Total current liabilities	**940.5**	**1,029.7**
Total liabilities	**1,384.6**	**1,522.3**
Total equity and liabilities	**2,125.3**	**2,187.8**

No audit performed

Consolidated cash flow statement

(EUR x million)	2009	2008
Total result for the period	**93.0**	**116.9**
Net financing costs – continuing operations	31.6	31.2
Share in results of associates	-1.4	-2.1
Income tax expense – continuing operations	34.7	37.2
Income tax expense – discontinued operations	-	-0.2
Impairment charges on long-lived assets	8.8	0.1
Impairment charges other investments	1.0	2.2
Impairment losses intangible assets continuing operations	0.3	-
Depreciation - continuing operations	52.7	50.6
Amortisation - continuing operations	12.1	10.8
Negative goodwill	-11.2	-10.2
Equity settled share-based payment expense	3.0	3.1
Changes in fair value of other investments	-	0.3
Changes in fair value of biological assets	-2.2	0.5
Changes in fair value foreign exchange contracts	-6.1	-1.8
Changes in fair value of commodity contracts	-	-1.9
Loss on sale of property, plant and equipment	0.1	0.9
Gain on sale of intangible assets	-4.4	-
Cash flows from operating activities before changes in working capital and provisions	**212.0**	**237.6**
Decrease/increase in working capital	98.4	-51.7
Decrease in employee benefits	9.6	4.1
Decrease/increase in provisions	6.1	-22.7
Cash generated from operations	**326.1**	**167.3**
Interest received	5.8	6.5
Interest paid	-37.3	-39.3
Income taxes paid	-28.1	-38.0
Dividends received	0.5	1.5
Net cash from operating activities	**267.0**	**98.0**
Acquisition of property, plant and equipment	-50.1	-86.2
Acquisition of intangible assets	-4.0	-4.0
Acquisition of group companies net of cash acquired	-30.9	-66.0
Acquisition of associates	-2.8	-0.1
Acquisition of other investments	-11.6	-0.4
Proceeds from sale property, plant and equipment	4.9	3.8
Proceeds from sale intangible assets	5.9	-
Disposal of subsidiaries net of cash disposed of	1.5	-
Proceeds from the sale of share in associates	-	2.0
Repayments on other investments	5.0	3.6
Payments of transaction costs	-4.3	-0.9
Net cash used in investing activities	**-86.4**	**-148.2**
Usage of treasury shares	1.3	1.4
Repurchase shares	-	-33.1
Dividends paid to equity holders of Nutreco	-28.6	-32.0
Dividends paid to minority shareholders	-1.2	-0.5
Repayment of borrowings	-279.2	-158.9
Proceeds from borrowings	173.8	291.6
Net cash used in/from financing activities	**-133.9**	**68.5**

Increase in cash and cash equivalents	46.7	18.3
Cash and cash equivalents at 1 January	151.8	135.4
Effect of exchange rate fluctuations on cash held	2.5	-1.9
Cash and cash equivalents at 31 December	**201.0**	**151.8**
Cash and cash equivalents at 31 December	232.6	228.3
Bank overdrafts at 31 December	-31.6	-76.5
Cash and cash equivalents for the cash flow statements at 31 December	**201.0**	**151.8**

Statement of changes in equity

(EUR x million)	Issued and paid-up share capital	Share premium account	Treasury shares	Hedging reserve	Retained earnings	Undistribute d result	Translation reserve	Total attributable to equity holders	Minority interest	Total equity
As at 1 January 2008	**8.4**	**159.5**	**-31.7**	**-4.0**	**388.5**	**118.6**	**4.1**	**643.4**	**7.8**	**651.2**
Transactions with shareholders										
Undistributed result					118.6	-118.6				
Dividend on ordinary shares					-32.0			-32.0	-0.5	-32.5
Stock dividend			28.2		-28.2					
Usage of treasury shares			8.4		-7.0			1.4		1.4
Share-based payments			-		3.1			3.1		3.1
Options exercised			0.2		-0.1			0.1		0.1
Repurchase own shares			-33.1					-33.1		-33.1
Total transactions with shareholders			**3.7**		**54.4**	**-118.6**		**-60.5**	**-0.5**	**-61.0**
Comprehensive income for the period										
Total result for the period						114.8		114.8	2.1	116.9
Comprehensive income for the period (net of income tax)				-10.1	1.3		-33.9	-42.7	1.1	-41.6
Comprehensive income for the period				-10.1	1.3	114.8	-33.9	72.1	3.2	75.3
As at 31 December 2008	**8.4**	**159.5**	**-28.0**	**-14.1**	**444.2**	**114.8**	**-29.8**	**655.0**	**10.5**	**665.5**
Transactions with shareholders										
Undistributed result					114.8	-114.8		-		-
Dividend on ordinary shares					-28.6			-28.6	-1.2	-29.8
Stock dividend			18.7		-18.7			-		-
Usage of treasury shares			8.0		-6.7			1.3		1.3
Divestment								-	-1.5	-1.5
Share-based payments					3.0			3.0		3.0
Options exercised			0.1					0.1		0.1
Share issuance	-							-		-
Total transactions with shareholders	**-**	**-**	**26.8**	**-**	**63.8**	**-114.8**	**-**	**-24.2**	**-2.7**	**-26.9**
Comprehensive income for the period										
Total result for the period						90.3		90.3	2.7	93.0
Other comprehensive income for the period (net of income tax)				0.6	-0.1		8.6	9.1		9.1
Comprehensive income for the period	**-**	**-**	**-**	**0.6**	**-0.1**	**90.3**	**8.6**	**99.4**	**2.7**	**102.1**
As at 31 December 2009	**8.4**	**159.5**	**-1.2**	**-13.5**	**507.9**	**90.3**	**-21.2**	**730.2**	**10.5**	**740.7**



United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PERSBERICHT

Amersfoort, 11 februari 2010

Nutreco rapporteert sterk 2de halfjaar

- **EBITA 2de halfjaar EUR 133,6 miljoen; 33,9% hoger dan vorig jaar**
- **Resultaten van alle bedrijfsactiviteiten boven of in lijn met 2de halfjaar 2008**
- **Bedrijfsresultaat 2009 van EUR 175,2 miljoen; 3,8% lager dan in 2008**
- **Omzet 2009 EUR 4.511,7 miljoen; volume-impact beperkt tot -3,7%**
- **Sterke kasstroom door vermindering netto werkkapitaal met EUR 98 miljoen**
- **Dividendvoorstel van EUR 1,32 per aandeel; pay-out ratio 45%**

Kerncijfers
(EUR x miljoen)

2H 2009	2H 2008	Verschil		2009	2008	Verschil
2.384,0	2.618,9	-8,9%	Omzet uit 'continuing operations'	4.511,7	4.943,1	-8,7%
133,6	99,8	33,9%	Bedrijfsresultaat vóór bijzondere posten en amortisatie (EBITA)	175,2	182,1	-3,8%
124,8	92,0	35,7%	Bedrijfsresultaat uit 'continuing operations' (EBIT)	157,9	172,1	-8,3%
79,3	57,0	39,1%	Winst na belasting uit 'continuing operations'	93,0	105,8	-12,1%
2,25	1,64	37,2%	Gewone winst per aandeel uit 'continuing operations' (EUR)	2,61	3,02	-13,6%
			Slotdividend per gewoon aandeel (EUR)	1,12	1,03	8,7%
			Dividend per gewoon aandeel (EUR)	1,32	1,43	-7,7%

Wout Dekker, CEO Nutreco: "We zijn tevreden met de resultaten van 2009 ondanks de onzekere economische tijden. Nutreco heeft begin 2009 forse maatregelen genomen om de recessie het hoofd te bieden. Onze aanpak om werkkapitaal en kosten te verminderen, heeft resultaat gehad. Na een moeizame start hebben we het jaar sterk afgesloten en zijn we goed gepositioneerd voor 2010. De vraag naar onze producten is in het tweede half jaar toegenomen en dat is bemoedigend. In de tweede helft van 2009 hebben we een sterke stijging van de EBITA weten te realiseren in vergelijking met dezelfde periode in 2008."

Geen accountantscontrole toegepast

Gezond financieel resultaat in een lastig jaar
"In 2009 was er in sommige regio's sprake van een lagere vraag naar voer, met name voor melkkoeien en varkens, als gevolg van de lage prijzen voor melk en varkensvlees. Boeren passen zich snel aan dergelijke situaties aan. Zij besparen o.a. op voerkosten, hetgeen leidde tot een tijdelijke afname van de afzet in diervoeding."

"Onze premix- en speciaalvoeractiviteiten hebben goede resultaten geboekt. De fundamenten van de visvoeractiviteiten zijn solide en laten een sterke groei in Noorwegen zien. De groei in Noorwegen heeft de daling in Chili grotendeels gecompenseerd. De volumedaling was vooral het gevolg van lagere volumes als gevolg van de ISA-ziekte. De belangrijkste viskwekerijen hebben passende maatregelen genomen. Wij verwachten dat dit tot herstel van de volumes zal leiden. Dit is ook de verwachting van de Chileense autoriteiten. De mengvoeractiviteiten in Nederland hebben aan het begin van het jaar een verlies geleden en er werden maatregelen getroffen om de winstgevendheid te herstellen. In Spanje zijn de pluimveeactiviteiten weer winstgevend, dankzij goede pluimveeprijzen en lagere voerkosten."

Overnames versterken marktposities
"In 2009 hebben we met de overname van de diervoedingsactiviteiten van Cargill onze mengvoeractiviteiten in Spanje en Portugal versterkt. Door deze overname zijn de nummers een en drie in de Spaanse markt voor diervoeding samengevoegd. De samenvoeging zal kostenbesparend werken door de optimalisering van productie en logistiek, terwijl hierdoor ook fabrieksspecialisatie mogelijk wordt.
In november kondigden we de overname aan van 51% van de aandelen in Fri-Ribe, een Braziliaans bedrijf in diervoeding en visvoer, wat Nutreco een platform biedt voor verdere expansie in Brazilië. De acquisitie past perfect in onze groeistrategie: de versterking van onze wereldwijde marktposities in speciaalvoer en visvoer biedt nieuwe mogelijkheden voor de afzet van Nutreco's speciaalvoer."

Verdubbeling voedselproductie, met halvering van CO2-uitstoot
"De wereldbevolking groeit naar negen miljard mensen in 2050. Bovendien stijgen de inkomens naarmate economieën zich verder ontwikkelen. Wanneer mensen meer verdienen neemt de consumptie van proteïne, zoals vlees, vis, melk en eieren toe. De uitdaging is helder. We moeten meer voedsel op duurzame wijze produceren: meer met minder. Alles draait om efficiency; meer opbrengst genereren uit beperkte bronnen en tegelijkertijd de uitstoot verminderen. Er zijn voldoende mogelijkheden om de efficiency op duurzame wijze te vergroten. Nutreco is vastberaden om daar een positieve bijdrage aan te leveren. Als diervoedingonderneming vormen wij een essentiële schakel tussen de natuurlijke grondstoffen die in diervoeding worden verwerkt en de productie van dierlijke eiwitten. Met onze kennis en ervaring kunnen wij grondstoffen omzetten in geavanceerde voeroplossingen. We zullen voor het eerst duurzaamheidsdoelstellingen in het beloningspakket van onze managers opnemen, met daarin o.a. duidelijke doelstellingen om de CO_2-emissies bij onze activiteiten in 2015 te halveren. Duurzaamheid wordt een belangrijker onderdeel van ons businessmodel.

Door vele initiatieven waar we bij zijn betrokken, zien wij de toekomst met vertrouwen en inspiratie tegemoet. Onze slogan 'Feeding the Future' toont onze ambitie om een leidende rol te spelen in de ontwikkeling van geavanceerde voeroplossingen, waardoor ook onze onderneming verder zal groeien. Ik ben ervan overtuigd dat we op de goede weg zijn om deze ambitie te verwezenlijken."

TOELICHTING OP DE RESULTATEN

Omzet

De omzet uit 'continuing operations' van Nutreco bedroeg EUR 4.511,7 miljoen, een daling van EUR 431,4 miljoen oftewel 8,7% in vergelijking met 2008. Deze daling was het gevolg van prijsdaling (-4,5%) die grotendeels verband hield met het doorberekenen van lagere grondstoffenprijzen voor mengvoer. De volumeontwikkeling bedroeg in 2009 -3.7% in vergelijking met 2008; echter, vergeleken met de afname in het eerste halfjaar (-7,1%) zien we een herstel van het volume met 3,4% in het tweede halfjaar. De bijdrage van acquisities was 0,9% en het wisselkoerseffect bedroeg -1,4%, hetgeen voornamelijk werd veroorzaakt door de koersontwikkeling van de Amerikaanse dollar.

EBITA vóór bijzondere posten
(EUR x miljoen)

H2 2009	H2 2008	Δ%		FY 2009	FY 2008	Δ%
38,6	39,0	-1,0%	Premix- en speciaalvoer	70,4	84,1	-16,3%
55,3	54,4	1,7%	Visvoer	66,4	67,7	-1,9%
14,5	5,0	190,0%	Mengvoer Europa	1,6	29,4	-94,6%
12,1	11,7	3,4%	Animal Nutrition Canada	21,8	20,9	4,3%
23,0	-0,7	-	Vlees en overige activiteiten	34,3	-0,4	-
-9,9	-9,6	-3,1%	Corporate	-19,3	-19,6	-1,5%
133,6	**99,8**	**33,9%**	**EBITA *'continuing operations'* vóór bijzondere posten**	**175,2**	**182,1**	**-3,8%**

Bedrijfsresultaat

Over het hele jaar gezien, daalde de EBITA met 3,8% tot EUR 175,2 miljoen (2008: EUR 182,1 miljoen). In het 2de halfjaar van 2009 steeg de EBITA voor bijzondere posten met 33,9% tot EUR 133,6 miljoen

Premix en speciaalvoer behaalde in 2009 goede resultaten dankzij een sterke focus op producten met een hogere toegevoegde waarde. De EBITA daalde met -16,3% tot EUR 70,4 miljoen (2008: EUR 84,1 miljoen). De EBITA in 2008 was inclusief bijzondere baten van EUR 20 miljoen in verband met een gunstige grondstoffenpositie in een markt met gestegen prijzen.

Visvoer noteerde een 1,9% lagere EBITA van EUR 66,4 miljoen in vergelijking met de EUR 67,7 miljoen in 2008. De sterke volumegroei in Noorwegen weegt grotendeels op tegen de volumedaling in Chili, waar minder vraag is naar visvoer vanwege de daling van de zalmvolumes bij de viskwekerijen ten gevolge van de ISA-ziekte. De resultaten van visvoer voor andere gekweekte vissoorten ontwikkelden zich goed en waren in lijn met die van het voorgaande jaar.

De EBITA van **Compound feed Europe** bedroeg EUR 1,6 miljoen in vergelijking met EUR 29,4 miljoen in 2008. De daling van de EBITA wordt hoofdzakelijk veroorzaakt door een eenmalig verlies van circa EUR 20 miljoen in de Nederlandse activiteiten in het eerste halfjaar van 2009. Er zijn maatregelen getroffen om de winstgevendheid in Nederland te herstellen. Deze maatregelen hebben bijgedragen aan een EBITA van EUR 14,5 miljoen in het 2de halfjaar wat leidde tot een kleine winst over het hele jaar.

De EBITA van **Animal Nutrition Canada** steeg met 4,3% tot EUR 21,8 miljoen (2008: EUR 20,9 miljoen). Kostenbesparingen na herstructurering hebben geresulteerd in een licht hogere EBITA-marge.

Vlees en andere activiteiten lieten een stijging zien van de EBITA met EUR 34,3 miljoen in vergelijking met een klein verlies van EUR 0,4 miljoen in 2008. Pluimvee en varkensvlees in Spanje laten een sterk herstel zien. De terugkeer naar winstgevendheid bij pluimvee was te danken aan lagere voerprijzen en een stabiele vraag naar pluimveevlees. Ook de Spaanse varkensactiviteiten profiteerden van hogere prijzen van varkensvlees en lagere voerprijzen dan in 2008 en werden in 2009 weer winstgevend. De pluimveehouderijen in Canada hebben goede resultaten geboekt dankzij de grote vraag naar eieren voor de productie van vaccins voor de farmaceutische industrie.

Nettofinancieringslasten
De netto financieringslasten van de 'continuing operations' bedroegen EUR 31,6 miljoen (2008: EUR 31,2 miljoen).

De financiële baten daalden tot EUR 5,9 miljoen (2008: EUR 6,3 miljoen), door lagere rentepercentages voor de korte termijn.

De financiële lasten van EUR 38,3 miljoen waren in lijn met 2008 (2008: EUR 38,1 miljoen); hogere rentepercentages werden gecompenseerd door de gemiddeld lagere schuldenlast. De gestegen financiële lasten zijn het gevolg van de herfinanciering in 2009. De financiële lasten omvatten tevens het dividend van EUR 3,6 miljoen (2008: EUR 4,5 miljoen) op de cumulatief preferente aandelen. Het valutaresultaat bedroeg EUR 0,8 miljoen (2008: EUR 0,6 miljoen).

Winstbelastingen
De belastingen op 'continuing operations' daalden van EUR 37,2 miljoen tot EUR 34,7 miljoen. De effectieve belastingdruk op 'continuing operations' in 2009 bedroeg 27,2% (2008: 26,0%). De effectieve belastingdruk bedraagt in 2010 naar verwachting 26-28%.

Winst over het boekjaar
De winst na belastingen uit 'continuing operations' daalde van EUR 105,8 miljoen tot EUR 93,0 miljoen. De winst per gewoon aandeel voor 'continuing operations' daalde met 13,6% tot EUR 2,61 (2008: EUR 3,02). De winst over het boekjaar toekomend aan aandeelhouders van Nutreco bedroeg EUR 90,3 miljoen (2008: EUR 114,8 miljoen).

Liquide middelen en kapitaalstructuur
Vergeleken met het afgelopen jaar daalde de nettoschuld met EUR 144,2 miljoen tot EUR 222,9 miljoen (2008: EUR 367,1 miljoen). Het totale eigen vermogen bedroeg op 31 december 2009 EUR 740,7 miljoen (2008: EUR 665,5 miljoen). Het nettowerkkapitaal verbeterde met EUR 98,4 miljoen. Deze verbetering was o.a. te danken aan de genomen maatregelen om het werkkapitaal te verminderen en aan lagere grondstoffenprijzen in vergelijking met vorig jaar.

Op 8 april 2009 heeft Nutreco een emissie gedaan van USD 150 miljoen in senior notes via een onderhandse plaatsing in de Verenigde Staten. Deze notes zijn gedeeltelijk gebruikt voor de aflossing van een tranche van USD 46 miljoen afkomstig van de in 2004 uitgegeven notes en voor de herfinanciering van bestaande bankschulden. De senior notes bestaan uit drie tranches met looptijden van vijf, zeven en tien jaar en zijn geplaatst bij zes institutionele beleggers.

Op 20 mei 2009 heeft Nutreco haar bestaande doorlopende kredietfaciliteit weten te herfinancieren die in maart 2010 zou vervallen. De nieuwe faciliteit bedraagt EUR 550 miljoen en heeft een looptijd van drie jaar. De faciliteit wordt ondersteund door een internationale bankengroep.

Met zowel de onderhandse plaatsing als de nieuwe doorlopende kredietfaciliteit heeft Nutreco het looptijdprofiel van haar schulden verlengd en is extra liquiditeit verkregen.

Dividend
Aan de algemene vergadering van aandeelhouders die op 1 april 2010 wordt gehouden, zal worden voorgesteld om over het boekjaar 2009 een dividend van EUR 1,32 (2008: 1,43) per aandeel vast te stellen. Dit betekent een pay-out van 45% (2008: 45%) van het totale resultaat dat kan worden toegekend aan houders van gewone Nutreco-aandelen over de periode van 1 januari 2009 tot 31 december 2009, exclusief bijzondere waardeverminderingen en het boekresultaat op afgestoten activiteiten. Deze dividend pay-out ratio is het maximale pay-outpercentage binnen het dividendbeleid van Nutreco om een dividend tussen 35% en 45% uit te keren, zoals besloten in de aandeelhoudersvergadering van 2006.

In augustus 2009 heeft de onderneming een interim-dividend van EUR 0,20 (2008: 0,40) per gewoon aandeel uitgekeerd. Nadat het dividendvoorstel is aangenomen, zal het resterende dividend ad EUR 1,12 naar keuze van de aandeelhouder worden uitgekeerd in contanten of in gewone aandelen ten laste van de agioreserve. De ratio tussen de waarde van het stockdividend en het dividend in contanten zal worden bepaald aan de hand van de gewogen gemiddelde prijs gedurende de laatste drie handelsdagen van de optieperiode voor het stockdividend, te weten 19, 20 en 21 april 2010. Zowel het dividend in contanten als het stockdividend zullen op 27 april 2010 aan de aandeelhouders worden uitgekeerd.

Strategische agenda 2010 en vooruitzichten:

Nutreco blijft zich concentreren op groei in diervoeding en visvoer. In 2010 zal Nutreco zich in het bijzonder richten op:

- nieuwe geografische regio's en markten met een verwachte structurele winstgroei zoals Brazilië, China, Rusland en Vietnam;
- deelname aan het consolidatieproces in markten waar Nutreco een leidende positie heeft (Canada/Noord-Amerika, Nederland en Spanje);
- verdere versterking van haar mondiale marktposities in speciaalvoer en visvoer door autonome groei en acquisities;
- de uitvoering van Nutreco's innovatiestrategie om nieuwe duurzame producten en voeroplossingen te ontwikkelen die waarde creëren voor onze klanten en op de ontwikkeling van producten en voeroplossingen met een grotere winstmarge;

Hoewel de economische omstandigheden onzeker blijven, zijn wij van oordeel dat ons businessmodel en de spreiding van activiteiten de nodige stabiliteit bieden in deze moeilijke tijden. Onvoorziene omstandigheden daargelaten, verwacht Nutreco een EBITA voor bijzondere posten van ten minste EUR 50 miljoen in het 1ste halfjaar van 2010 (2009: EUR 41,6 miljoen). Nutreco zal verder investeren in capaciteitsuitbreiding en fabrieksoptimalisatie in verband met de verwachte volumegroei en de acquisitie van de mengvoerfabrieken van Cargill in Spanje en Portugal. Naar verwachting zullen de investeringen in 2010 hoger zijn dan het afschrijvingsniveau.

De vooruitzichten voor het tweede halfjaar van 2010 zullen op 29 juli 2010 bij presentatie van de halfjaarcijfers worden bekendgemaakt. Het merendeel van Nutreco's resultaat wordt in het tweede halfjaar gegenereerd.

Financiële agenda 2010:

1 april:	Jaarlijkse algemene vergadering van aandeelhouders
29 april:	Trading update eerste kwartaal
29 juli:	Publicatie van halfjaarresultaat
28 oktober:	Trading update derde kwartaal

* * * * *

Nutreco

Nutreco heeft een leidende positie in de wereld van diervoeding en visvoer. Onze geavanceerde voeroplossingen zijn de basis voor miljoenen consumenten in de wereld. Kwaliteit, innovatie en duurzaamheid zijn verweven in onze bedrijfscultuur. Nutreco beschikt over een rijke historie van ruim 100 jaar kennis en ervaring, een solide fundament voor de toekomst. De onderneming heeft circa 9.900 medewerkers in 30 landen en verkoopt haar producten in 80 landen. Nutreco is genoteerd aan de Euronext-beurs in Amsterdam en had in 2009 een jaaromzet van ruim 4,5 miljard euro.

Meer informatie:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telefoon: +31 (0)33 422 6134
Mobiel: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com

TOELICHTING SEGMENTEN

Premix- en speciaalvoer
Kerncijfers
(EUR x miljoen)

	2009	2008	Verschil
Omzet aan derden	1.000,7	1.069,4	-6,4%
EBITDA*	79,2	92,9	-14,7%
EBITA*	70,4	84,1	-16,3%
Operationele marge (EBITA*/omzet)	7,0%	7,9%	
Bedrijfsresultaat (EBIT) *	67,2	81,2	-17,2%

* Vóór bijzondere posten

Bij Premix en speciaalvoer is er een afname van de omzet met 6,4% in vergelijking met 2008. Het volume nam met 5,6% af. In 2008 was sprake van een voorraadopbouw van onze producten bij onze afnemers. Deze werd gevolgd door een voorraadvermindering in 2009. De volumes werden bovendien beïnvloed door de wereldwijde economische crisis, hoewel in de tweede helft van 2009 van een herstel van het volume sprake was. De prijzen lagen gemiddeld 1,4% hoger en de impact van acquisities was 2,1%. Het wisselkoerseffect was -4,3%.

De EBITA daalde met -16,3% tot EUR 70,4 miljoen (2008: EUR 84,1 miljoen). In 2008 omvatte de EBITA echter baten van EUR 20 miljoen in verband met een gunstige grondstoffenpositie in een markt met stijgende prijzen. De EBITA-marge van 7,0% bedroeg meer dan de genormaliseerde marge van 6% in 2008 dankzij het procurement-initiatief en meer accent op producten met hogere marges.

In 2009 heeft Nutreco een belang van 51% in Fri-Ribe in Brazilië verworven. Fri-Ribe is actief in de productie en verkoop van premixen, mengvoer, paarden- en huisdiervoeding en visvoer. Fri-Ribe heeft in Brazilië een goede marktpositie in garnalen- en tilapiavoer. Het bedrijf heeft vijf productiefaciliteiten en zes verkoopkantoren verspreid over Midden- en Noordoost-Brazilië.

Visvoer
Kerncijfers
(EUR x miljoen)

	2009	2008	Verschil
Omzet aan derden	1.120,4	1.169,9	-4,2%
EBITDA*	83,0	83,7	-0,8%
EBITA*	66,4	67,7	-1,9%
Operationele marge (EBITA*/omzet)	5,9%	5,8%	
Bedrijfsresultaat (EBIT) *	65,8	66,9	-1,6%

* Vóór bijzondere posten

De omzet van visvoer daalde met 4,2% naar EUR 1.120,4 miljoen in vergelijking met 2008 als gevolg van een lager volume van -3,3% en een wisselkoerseffect van -1,7%. De impact van hogere prijzen als gevolg van doorberekening van hogere grondstofkosten, was beperkt (0,7%). Acquisities droegen slechts in geringe mate bij (0,1%). Een forse volumegroei in Noorwegen compenseert grotendeels de afname van het volume in Chili, waar de vraag naar visvoer is afgenomen als gevolg van de ISA-ziekte in zalmkwekerijen.

De EBITA daalde met -1,9% tot EUR 66,4 miljoen (2008: 67,7 miljoen), hoofdzakelijk door lagere voervolumes in Chili. In Chili heeft Skretting twee van de drie visfabrieken tijdelijk gesloten om tot een efficiënter gebruik van de productiecapaciteit en optimale operationele kosten te komen. De resultaten van visvoer voor andere gekweekte soorten dan zalm waren in lijn met vorig jaar. In september opende Skretting een nieuwe productiefaciliteit in Turkije voor de productie van visvoer voor zoetwaterforel, zeebaars en zeebrasem.

Mengvoer Europa

Kerncijfers

(EUR x miljoen)

	2009	2008	Verschil
Omzet aan derden	949,9	1.219,7	-22,1%
EBITDA*	12,9	39,9	-67,7%
EBITA*	1,6	29,4	-94,6%
Operationele marge (EBITA*/omzet)	0,2%	2,4%	
Bedrijfsresultaat (EBIT) *	0,2	27,8	-99,3%

* Vóór bijzondere posten

De omzet van Mengvoer Europa was EUR 269,8 miljoen lager dan in 2008 (-22,1%). Hiervan werd 17,3% veroorzaakt door het doorberekenen van lagere graan- en sojaprijzen in de verkoopprijzen. Volumes namen met 6,4% af door een lagere vraag naar voer voor melkkoeien en varkens, als gevolg van de lage prijzen van melk en varkens en een tijdelijke terugval van de vraag naar voer in Spanje. Wanneer de prijs van melk en varkens daalt, richten boeren zich vooral op kostenbesparingen. Gedurende het jaar hebben de volumes zich in vergelijking tot 2008 hersteld van -8,3% over het eerste halfjaar tot -4,1% in het tweede halfjaar. De acquisitie-impact op de omzet bedroeg 1,6% (Spanje).

De EBITA was aanzienlijk lager dan in 2008, hoofdzakelijk als gevolg van een eenmalig verlies van EUR 20 miljoen in Nederland. In het eerste kwartaal van 2009 werd een operationeel verlies genoteerd in verband met inkoopposities van grondstoffen. Er zijn maatregelen genomen om de winstgevendheid te herstellen en het management is gewijzigd. Het resultaat heeft zich in de 2de helft van 2009 hersteld.

Een belangrijke gebeurtenis in dit jaar was de acquisitie van Cargill Animal Nutrition op het Iberisch schiereiland, die in november door de mededingingsautoriteit werd goedgekeurd. De acquisitie omvat de 12 Spaanse en Portugese productiefaciliteiten voor mengvoer van Cargill, met een productievolume van circa 700.000 ton, een jaaromzet van circa EUR 240 miljoen en 422 medewerkers. Met deze acquisitie versterkt Nutreco haar positie als marktleider in diervoeding in de regio. Na de integratie en transformatie zullen de geacquireerde activiteiten naar verwachting na twee jaar een operationele marge die overeenkomt met die van de huidige mengvoeractiviteiten van Nutreco op het Iberisch schiereiland. Met deze acquisitie is in totaal circa EUR 40 miljoen gemoeid, waaronder begrepen de kosten van integratie, herstructurering en transformatie en investeringen in productielocaties in de komende twee jaar.

Animal Nutrition Canada

Kerncijfers

(EUR x miljoen)

	2009	2008	Verschil
Omzet aan derden	382,6	398,0	-3,9%
EBITDA*	26,8	25,8	3,9%
EBITA*	21,8	20,9	4,3%
Operationele marge (EBITA*/omzet)	5,7%	5,3%	
Bedrijfsresultaat (EBIT) *	17,4	16,1	8,1%

* Vóór bijzondere posten

De omzet van Animal Nutrition Canada bedroeg in 2009 EUR 382,6 miljoen ten opzichte van EUR 398,0 miljoen in 2008 (-3,9%). De daling werd veroorzaakt door lagere volumes (2,1%) en iets lagere prijzen (0,9%) in vergelijking met 2008. Het wisselkoerseffect bedroeg -0,9%. De omzet in voer voor pluimvee en melkkoeien bleef relatief stabiel, terwijl het volume van varkensvoer afnam door aanhoudende lage prijzen van varkensvlees, waardoor de boeren zich genoodzaakt zagen het aantal varkens te verminderen.

De EBITA van Animal Nutrition Canada was in 2009 iets hoger in vergelijking met 2008. De lagere resultaten in varkensvoer werden gecompenseerd door de uitstekende resultaten in pluimveevoer, voer voor melkkoeien en huisdierenvoeding. Kostenbesparingen als gevolg van herstructureringsmaatregelen hebben geresulteerd in een hogere operationele marge.

Vlees en overige activiteiten

Kerncijfers

(EUR x miljoen)

	2009	2008	Verschil
Omzet aan derden	1.058,1	1.086,1	-2,6%
EBITDA*	43,8	8,5	-415,3%
EBITA*	34,3	-0,4	-
Operationele marge (EBITA*/omzet)	3,2%	0,0%	
Bedrijfsresultaat (EBIT) *	33,2	-1,8	1944,4%

* Vóór bijzondere posten

Vlees en andere activiteiten tonen een 2,6% lagere omzet van EUR 1.058,1 miljoen, hoofdzakelijk in verband met iets lagere prijzen van varkensvlees en pluimvee (-2.8%). De volumes waren licht hoger (0,1%) dan die van vorig jaar. Het acquisitie-effect was 0,1%. De omzet in Canada verbeterde dankzij de toegenomen productie van eieren voor het H1N1-vaccin.

De EBITA steeg naar EUR 34,3 miljoen tegenover een klein verlies in 2008, voornamelijk dankzij een fors herstel van de pluimveeactiviteiten in Spanje. De terugkeer naar winstgevendheid bij de pluimveeactiviteiten was te danken aan lagere voerprijzen en een stabiele vraag naar pluimveevlees. Ook de Spaanse varkensactiviteiten profiteerden van lagere voerprijzen ten opzichte van 2008 en zijn in 2009 weer winstgevend. De pluimveehouderijen in Canada hebben goede resultaten geboekt dankzij de grote vraag naar eieren voor gebruik in de farmaceutische industrie.

Geconsolideerde winst- en verliesrekening

(EUR x miljoen)	2009	2008*	Δ%
Omzet	**4.511,7**	**4.943,1**	**-8,7%**
Verbruik grond- en hulpstoffen	-3.573,5	-4,008,5	
Reële-waardeverandering van biologische activa	2,2	-0,5	
Wijzigingen in voorraden gereed product en onderhanden werk	4,3	7,6	
Brutowinst	**944,7**	**941,7**	**0,3%**
Overige bedrijfsopbrengsten	36,4	29,9	21,7%
Personeelskosten	-441,7	-427,5	3,3%
Afschrijvings- en amortisatiekosten	-64,8	-61,4	5,5%
Bijzondere waardevermindering vaste activa	-9,1	-0,1	
Overige bedrijfskosten	-307,6	-310,5	0,9%
Bedrijfsresultaat uit 'continuing operations'	**157,9**	**172,1**	**-8,3%**
Financiële baten	5,9	6,3	
Financiële lasten	-38,3	-38,1	
Valuta koersresultaat	0,8	0,6	
Nettofinancieringsbaten/-lasten	**-31,6**	**-31,2**	**1,3%**
Aandeel in resultaten geassocieerde deelnemingen	1,4	2,1	
Winst vóór belastingen uit 'continuing operations'	**127,7**	**143,0**	**-10,7%**
Winstbelastingen	-34,7	-37,2	
Winst na belasting uit 'continuing operations'	**93,0**	**105,8**	**-12,1%**
Winst na belastingen uit 'discontinued operations'	-	11,1	
Boekwinst op verkoop 'discontinued operations', na belasting	-	-	
Winst na belastingen uit 'discontinued operations'	**-**	**11,1**	
Winst over het boekjaar	**93,0**	**116,9**	**-20,4%**
Toe te rekenen aan:			
Aandeelhouders van Nutreco	90,3	114,8	
Minderheidsbelang	2,7	2,1	
Winst over het boekjaar	**93,0**	**116,9**	**-20,4%**
Kerngegevens (EUR x miljoen)			
Winst vóór rente, belasting en amortisatie (EBITA)	170,0	182,9	-7,1%
Winst vóór rente, belasting, waardevermindering en amortisatie (EBITDA)	222,7	233,5	-4,6%

* Verbruik grond- en hulpstoffen zijn verhoogd met EUR 25 miljoen voor vrachtkosten die waren gerapporteerd onder overige bedrijfskosten.

Kerngegevens per aandeel uit 'continuing operations'	2009	2008	Δ%
Gewone winst per aandeel voor 'continuing operations' (EUR)	2,61	3,02	-13,6%
Verwaterde winst per aandeel voor 'continuing operations' (EUR)	2,61	3,02	-13,6%
Winst per aandeel voor dividend berekening (EUR)	2,93	3,18	-7,9%
Gewogen gemiddeld aantal uitstaande gewone aandelen gedurende het jaar (x 1.,000)	34.603	34.358	
Gewogen gemiddeld aantal gewone aandelen voor verwaterde winst per aandeel (x 1.,000)	34.607	34.365	
Aantal uitstaande aandelen per 31 december (x 1.,000)	34.995	34.279	
Kerngegevens per aandeel (EUR)			
Gewone winst per aandeel	2,61	3,34	-22,9%
Verwaterde winst per aandeel	2,61	3,34	-22,9%

Geconsolideerde 'comprehensive' winst- en verliesrekening

(EUR x miljoen)	2009	2008
Winst over de periode	**93,0**	**116,9**
'Comprehensive' winst en verlies		
Net investment hedges		
- Herwaardering investments	63,9	-99,8
- Herwaardering net investment hedge	-55,3	65,9
	8,6	**-33,9**
Wijzigingen in kasstroomafdekkingen anders dan valuta	0,3	-8,7
Wijzigingen in afdekkingen van valutaomrekeningstransacties	0,3	-1,4
Minderheidsbelang	-	1,1
Belastingeffect op 'comprehensive' resultaat	-0,1	1,3
Overig 'comprehensive' resultaat over de periode na belastingen	**9,1**	**-41,6**
Totaal 'comprehensive' resultaat over de periode	**102,1**	**75,3**
Totaal 'comprehensive' resultaat toe te rekenen aan:		
Aandeelhouders van Nutreco	99,4	72,1
Minderheidsbelang	2,7	3,2
Totaal 'comprehensive' resultaat over de periode	**102,1**	**75,3**

Verkorte segmentrapportage

(EUR x miljoen)	2009	2008	Δ%
Omzet per segment 'continuing operations'			
Omzet aan derden			
Premix- en speciaalvoer	1.000,7	1.069,4	-6,4%
Visvoer	1.120,4	1.169,9	-4,2%
Mengvoer Europa	949,9	1.219,7	-22,1%
Animal Nutrition Canada	382,6	398,0	-3,9%
Vlees en overige activiteiten	1.058,1	1.086,1	-2,6%
Omzet 'continuing operations'	**4.511,7**	**4.943,1**	**-8,7%**
Bedrijfsresultaat voor bijzondere posten en amortisatie (EBITA) per segment 'continuing operations'			
Premix- en speciaalvoer	70,4	84,1	-16,3%
Visvoer	66,4	67,7	-1,9%
Mengvoer Europa	1,6	29,4	-94,6%
Animal Nutrition Canada	21,8	20,9	4,3%
Vlees en overige activiteiten	34,3	-0,4	-
Corporate	-19,3	-19,6	-1,5%
EBITA 'continuing operations' voor bijzondere posten	**175,2**	**182,1**	**-3,8%**
Herstructureringsactiviteiten	-11,8	-9,4	
Negatieve goodwill	11,2	10,2	
Bijzondere waardeverminderingslasten	-7,5	-	
Overige incidentele baten/lasten	2,3	-	
Totaal bijzondere posten	**-5,2**	**0,8**	
Totaal EBITA 'continuing operations'	**170,0**	**182,9**	**-7,1%**
Bedrijfsresultaat (EBIT) per segment 'continuing operations'			
Premix- en speciaalvoer	67,2	81,2	
Visvoer	65,8	66,9	
Mengvoer Europa	0,2	27,8	
Animal Nutrition Canada	17,4	16,1	
Vlees en overige activiteiten	33,2	-1,8	
Corporate	-20,4	-18,9	
Bedrijfsresultaat vóór bijzondere posten	**163,4**	**171,3**	
Totaal bedrijfsresultaat (EBIT) 'continuing operations'	**157,9**	**172,1**	**-8,3%**

Verkorte segmentrapportage
Bedrijfsresultaat per kwartaal en halfjaar

(EUR x miljoen)	Q1 2009	Q1 2008	Δ%	Q2 2009	Q2 2008	Δ%
Premix- en speciaalvoer	257,9	247,5	4,2%	234,9	261,6	-10,2%
Visvoer	189,4	202,8	-6,6%	249,0	251,2	-0,9%
Mengvoer Europa	238,4	316,7	-24,7%	230,8	318,4	-27,5%
Animal Nutrition Canada	92,6	94,9	-2,4%	97,9	98,4	-0,5%
Vlees en overige activiteiten	265,6	260,4	2,0%	271,2	272,3	-0,4%
Totaal bedrijfsresultaat	**1.043,9**	**1.122,3**	**-7,0%**	**1.083,8**	**1.201,9**	**-9,8%**

(EUR x miljoen)	Q3 2009	Q3 2008	Δ%	Q4 2009	Q4 2008	Δ%
Premix- en speciaalvoer	246,6	264,1	-6,6%	261,3	296,2	-11,8%
Visvoer	372,9	372,9	0,0%	309,1	343,0	-9,9%
Mengvoer Europa	228,1	305,7	-25,4%	252,6	278,9	-9,4%
Animal Nutrition Canada	95,4	101,2	-5,7%	96,7	103,5	-6,6%
Vlees en overige activiteiten	263,3	280,4	-6,1%	258,0	273,0	-5,5%
Totaal bedrijfsresultaat	**1.206,3**	**1.324,3**	**-8,9%**	**1.177,7**	**1.294,6**	**-9,0%**

(EUR x miljoen)	H1 2009	H1 2008	Δ%	H2 2009	H2 2008	Δ%
Premix- en speciaalvoer	492,8	509,1	-3,2%	507,9	560,3	-9,4%
Visvoer	438,4	454,0	-3,4%	682,0	715,9	-4,7%
Mengvoer Europa	469,2	635,1	-26,1%	480,7	584,6	-17,8%
Animal Nutrition Canada	190,5	193,3	-1,4%	192,1	204,7	-6,2%
Vlees en overige activiteiten	536,8	532,7	0,8%	521,3	553,4	-5,8%
Totaal bedrijfsresultaat	**2.127,7**	**2.324,2**	**-8,5%**	**2.384,0**	**2.618,9**	**-9,0%**

Geconsolideerde balans

(EUR x miljoen)	31 december 2009	31 december 2008
Activa		
Materiële vaste activa	517,1	478,1
Immateriële activa	310,4	286,2
Investeringen in geassocieerde deelnemingen	19,8	14,4
Overige beleggingen	43,4	35,8
Uitgestelde belastingvorderingen	26,3	26,5
Totaal vaste activa	**917,0**	**841,0**
Voorraden	251,0	281,7
Biologische activa	104,9	102,6
Belastingvorderingen	13,8	12,4
Handels- en overige vorderingen	606,0	721,8
Geldmiddelen en kasequivalenten	232,6	228,3
Totaal vlotte activa	**1.208,3**	**1.346,8**
Totaal activa	**2.125,3**	**2.187,8**
Geplaatst en volgestort aandelenkapitaal	8,4	8,4
Agio	159,5	159,5
Aandelen in depot	-1,2	-28,0
Afdekkingsreserve	-13,5	-14,1
Ingehouden winsten	507,9	444,2
Onverdeelde winst	90,3	114,8
Reserveomrekeningsverschillen	-21,2	-29,8
Eigen vermogen toe te rekenen aan aandeelhouders van Nutreco	**730,2**	**655,0**
Minderheidsbelang	10,5	10,5
Totaal eigen vermogen	**740,7**	**665,5**
Verplichtingen		
Rentedragende leningen	414,0	467,0
Personeelsbeloningen	11,1	9,0
Voorzieningen	3,6	4,7
Uitgestelde belastingverplichtingen	15,4	11,9
Totaal langlopende verplichtingen	**444,1**	**492,6**
Rentedragende leningen	41,5	128,4
Personeelsbeloningen	42,6	29,6
Voorzieningen	14,6	7,5
Belastingverplichtingen	15,6	11,9
Handelsschulden en overige te betalen posten	826,2	852,3
Totaal kortlopende verplichtingen	**940,5**	**1,029,7**
Totaal verplichtingen	**1.384,6**	**1.522,3**
Totaal eigen vermogen en verplichtingen	**2.125,3**	**2.187,8**

Geconsolideerd kasstroomoverzicht

(EUR x miljoen)	2009	2008
Winst over het boekjaar	**93,0**	**116,9**
Netto financieringslasten - 'continuing operations'	31,6	31,2
Aandeel in resultaten geassocieerde deelnemingen	-1,4	-2,1
Winstbelastingen – 'continuing operations'	34,7	37,2
Winstbelastingen – 'discontinued operations'	-	-0,2
Bijzondere waardevermindering vaste activa	8,8	0,1
Bijzondere waardevermindering overige investeringen	1,0	2,2
Bijzondere waardevermindering immateriële activa 'continuing operations'	0,3	-
Afschrijvingen - 'continuing operations'	52,7	50,6
Amortisatie - 'continuing operations'	12,1	10,8
Negatieve goodwill	-11,2	-10,2
Lasten in verband met in eigen vermogensinstrumenten afgewikkelde, op aandelen gebaseerde betalingen	3,0	3,1
Reële-waardeverandering van overige investeringen	-	0,3
Reële-waardeverandering van biologische activa	-2,2	0,5
Reële-waardeverandering van valuta termijncontracten	-6,1	-1,8
Reële-waardeverandering van grondstoffencontracten	-	-1,9
Boekverlies op verkoop van materiële vaste activa	0,1	0,9
Boekwinst op verkoop immateriële vaste activa	-4,4	-
Kasstromen uit bedrijfsactiviteiten vóór mutaties in werkkapitaal en voorzieningen	**212,0**	**237,6**
Afname/toename in werkkapitaal	98,4	-51,7
Afname in personeelsbeloningen	9,6	4,1
Afname/toename in voorzieningen	6,1	-22,7
Kasstroom uit operationele activiteiten	**326,1**	**167,3**
Ontvangen rente	5,8	6,5
Betaalde rente	-37,3	-39,3
Betaalde winstbelasting	-28,1	-38,0
Ontvangen dividenden	0,5	1,5
Netto kasstroom uit bedrijfsactiviteiten	**267,0**	**98,0**
Verwerving van materiële vaste activa	-50,1	-86,2
Verwerving van immateriële activa	-4,0	-4,0
Verwerving van dochterondernemingen na aftrek van geldmiddelen van het verworven belang	-30,9	-66,0
Verwerving van geassocieerde deelnemingen	-2,8	-0,1
Verwerving van overige investeringen	-11,6	-0,4
Ontvangsten uit de verkoop van materiële vaste activa	4,9	3,8
Ontvangsten uit de verkoop van immateriële activa	5,9	-
Afstoting van dochterondernemingen na aftrek van de geldmiddelen van het afgestoten belang	1,5	-
Ontvangsten uit de verkoop van het aandeel in geassocieerde deelnemingen	-	2,0
Aflossing van andere investeringen	5,0	3,6
Betalingen van transactiekosten	-4,3	-0,9
Netto kasstroom in investeringsactiviteiten	**-86,4**	**-148,2**
Gebruik van aandelen in depot	1,3	1,4
Inkoop eigen aandelen	-	-33,1
Dividend betaald aan aandeelhouders van Nutreco	-28,6	-32,0
Dividend betaald aan minderheidsaandeelhouders	-1,2	-0,5
Aflossing van leningen	-279,2	-158,9
Opname van leningen	173,8	291,6
Netto kasstroom uit/in financieringsactiviteiten	**-133,9**	**68,5**

Geen accountantscontrole toegepast

Toename van geldmiddelen en kasequivalenten	46,7	18,3
Geldmiddelen en kasequivalenten per 1 januari	151,8	135,4
Valuta-omrekeningsverschillen op geldmiddelen	2,5	-1,9
Geldmiddelen en kasequivalenten per 31 december	**201,0**	**151,8**
Geldmiddelen en kasequivalenten per 31 december	232,6	228,3
Rekening-courantkredieten bij banken per 31 december	-31,6	-76,5
Geldmiddelen en kasequivalenten voor het kasstroomoverzicht per 31 december	**201,0**	**151,8**

Mutatie overzicht eigen vermogen

(EUR x duizend)	Geplaatst en volgestort aandelen-kapitaal	Agio	Ingekochte eigen aandelen	Afdekkings-reserve	Ingehouden winsten	Onverdeelde winst	Reserve-omrekings-verschillen	Totaal toe te rekenen aan aandeel-houders	Minderheids-belang	Totaal eigen vermogen
Stand per 1 januari 2008	**8,4**	**159,5**	**-31,7**	**-4,0**	**388,5**	**118,6**	**4,1**	**643,4**	**7,8**	**651,2**
Transacties met aandeelhouders										
Onverdeelde winst					118,6	-118,6				
Dividend op gewone aandelen					-32,0			-32,0	-0,5	-32,5
Stock dividend			28,2		-28,2					
Gebruik van aandelen in depot			8,4		-7,0			1,4		1,4
Lasten uit hoofde van prestatiegebonden aandelen			-		3,1			3,1		3,1
Uitgeoefende opties			0,2		-0,1			0,1		0,1
Inkoop eigen aandelen			-33,1					-33,1		-33,1
Totaal transacties met aandeelhouders			**3,7**		**54,4**	**-118,6**		**-60,5**	**-0,5**	**-61,0**
'Comprehensive' resultaat over de periode										
Resultaat over het boekjaar						114,8		114,8	2,1	116,9
'Comprehensive' resultaat over de periode na belastingen				-10,1	1,3		-33,9	-42,7	1,1	-41,6
'Comprehensive' resultaat over de periode				-10,1	1,3	114,8	-33,9	72,1	3,2	75,3
Stand per 31 december 2008	**8,4**	**159,5**	**-28,0**	**-14,1**	**444,2**	**114,8**	**-29,8**	**655,0**	**10,5**	**665,5**
Transacties met aandeelhouders										
Onverdeelde winst					114,8	-114,8		-		-
Dividend op gewone aandelen					-28,6			-28,6	-1,2	-29,8
Stock dividend			18,7		-18,7			-		-
Gebruik van aandelen in depot			8,0		-6,7			1,3		1,3
Desinvestering								-	-1,5	-1,5
Lasten uit hoofde van prestatiegebonden aandelen					3,0			3,0		3,0
Uitgeoefende opties			0,1					0,1		0,1
Uitgifte van aandelen	-							-		-
Totaal transacties met aandeelhouders	**-**	**-**	**26,8**	**-**	**63,8**	**-114,8**	**-**	**-24,2**	**-2,7**	**-26,9**
'Comprehensive' resultaat over de periode										
Resultaat over het boekjaar						90,3		90,3	2,7	93,0
Overig 'comprehensive' resultaat over de periode na belastingen				0,6	-0,1		8,6	9,1		9,1
'Comprehensive' resultaat over de periode	**-**	**-**	**-**	**0,6**	**-0,1**	**90,3**	**8,6**	**99,4**	**2,7**	**102,1**
Stand per 31 december 2009	**8,4**	**159,5**	**-1,2**	**-13,5**	**507,9**	**90,3**	**-21,2**	**730,2**	**10,5**	**740,7**


nutreco
RECEIVED
2010 AUG 24 P 12:34

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 25 February 2010

Mrs Anja van Bergen-van Kruijsbergen appointed as Company Secretary and Legal Director Nutreco

Nutreco announced today that Mrs Anja van Bergen-van Kruijsbergen (49) is appointed Company Secretary and Legal Director. Mrs Van Bergen-van Kruijsbergen will start on 1 May 2010 and will report directly to Mr Wout Dekker, CEO Nutreco.

Anja van Bergen-van Kruijsbergen graduated in Dutch Law from Radboud University Nijmegen in 1985 after which she started her career at ING Bank. From 1989 until 1996 she held the position of Head of Legal Affairs at Fortis Finance. Since 1996 Anja van Bergen-van Kruijsbergen has been employed as Global Legal Counsel, Compliance Officer and Company Secretary at Arcadis N.V.

*****

Nutreco

Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs approximately 10,000 people in 30 countries, with sales in 80 countries. Nutreco is listed on the Euronext stock exchange in Amsterdam and with annual revenues of EUR 4.5 billion in 2009.

www.nutreco.com

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 (0)33 422 6134
Mobile: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com



United States Securities
and Exchange Commission
Washington, D.C. 20549
Filing pursuant to Rule 12g3-2(b)
ISSUER Nutreco Holding N.V. FILE NO. 82- 4927

PERSBERICHT

Amersfoort, 25 februari 2010

Anja van Bergen-van Kruijsbergen benoemd tot Company Secretary en Legal Director bij Nutreco

Nutreco heeft vandaag aangekondigd dat Anja van Bergen-van Kruijsbergen (49) is benoemd tot Company Secretary en Legal Director. Zij begint per 1 mei 2010 en zal in haar nieuwe functie rechtstreeks rapporteren aan de heer Wout Dekker, CEO Nutreco.

Anja van Bergen-van Kruijsbergen is in 1985 afgestudeerd in Nederlands Recht aan de Radboud Universiteit in Nijmegen waarna ze haar carrière begon bij ING Bank. Van 1989 tot 1996 was zij Head of Legal Affairs bij Fortis Finance. Sinds 1996 werkt Anja van Bergen-van Kruijsbergen als Global Legal Counsel, Compliance Officer en Company Secretary bij Arcadis N.V.

* * * * *

Nutreco

Nutreco heeft een leidende positie in de wereld van diervoeding en visvoer. Onze geavanceerde voeroplossingen zijn de basis voor miljoenen consumenten in de wereld. Kwaliteit, innovatie en duurzaamheid zijn verweven in onze bedrijfscultuur. Nutreco beschikt over een rijke historie van ruim 100 jaar kennis en ervaring, een solide fundament voor de toekomst. De onderneming heeft circa 10.000 medewerkers in 30 landen en verkoopt haar producten in 80 landen. Nutreco is genoteerd aan de Euronext-beurs in Amsterdam en had in 2009 een jaaromzet van 4,5 miljard euro.

www.nutreco.com

Voor meer informatie:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telefoon: +31 (0)33 422 6134
Mobiel: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com



RECEIVED
2010 AUG 24 P 12:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

United States Securities and Exchange Commission
Washington, D.C. 20549
Filing pursuant to Rule 12g3-2(b)
ISSUER Nutreco Holding N.V. | FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 3 March 2010

Publication of the Agenda for the Annual General Meeting of Shareholders

- **Changes to the Supervisory Board Nutreco**

Supervisory Board
Nutreco announced today that it will nominate Mrs H. Verhagen as new member of the Supervisory Board. Since 2007 Mrs Verhagen is Managing Director Group HR TNT. She is also member of the Supervisory Board of SNS Reaal. Mrs Verhagen was born in 1966 and has the Dutch nationality.

The Supervisory Board believes that the extensive experience of Mrs H. Verhagen with an international, stock-listed company, both in a business management position and a corporate position, will be an excellent addition to the Supervisory Board following the departure of Mr Y. Barbieux. Nutreco will propose the appointment of Mrs Verhagen to the Annual General Meeting, to be held on 1 April 2010.

During this AGM, Mr Y. Barbieux steps down after having served as member of the Supervisory Board for a period of 12 years. Mr Y. Barbieux was also a member of the Remuneration Committee and of the newly created Innovation & Sustainability Committee.
The Supervisory Board and the Executive Board wish to thank Mr Barbieux for his valuable contribution to the Supervisory Board and wish him every success in the future.

With this change, the Supervisory Board of Nutreco will consist of Mr R. Zwartendijk (Chairman), Mr J.M. de Jong (Vice Chairman), Mr J.A.J. Vink, Mr. R.J. Frohn, Mr. A Puri and Mrs H. Verhagen.

The Agenda with Explanatory Notes for the Annual General Meeting of Shareholders (AGM) to be held in Amsterdam on 1 April 2010 at 02.30 p.m. has been published today (www.nutreco.com).

* * * * *

Nutreco

Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs approximately 10,000 people in 30 countries, with sales in 80 countries. Nutreco is listed on the NYSE Euronext stock exchange in Amsterdam and with annual revenues of EUR 4.5 billion in 2009.

www.nutreco.com

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 (0)33 422 6134
Mobile: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com



PERSBERICHT

Amersfoort, 3 maart 2010

Publicatie Agenda voor Algemene Vergadering van Aandeelhouders

- **Wijzigingen Raad van Commissarissen Nutreco**

Raad van Commissarissen
Nutreco heeft vandaag aangekondigd dat mevrouw H. Verhagen wordt voordragen als nieuw lid van de Raad van Commissarissen. Sinds 2007 is mevrouw H. Verhagen Managing Director Group Human Resources TNT. Zij is tevens lid van de Raad van Commissarissen van SNS Reaal. Mevrouw H. Verhagen werd geboren in 1966 en heeft de Nederlandse nationaliteit.

De Raad van Commissarissen meent dat de ruime ervaring van mevrouw H. Verhagen binnen een internationaal beursgenoteerd bedrijf, zowel in een business management functie als in een corporate functie, een uitstekende aanvulling zal zijn voor de Raad van Commissarissen na het vertrek van de heer Y. Barbieux. Nutreco zal de voorgestelde benoeming voorleggen aan de Algemene Vergadering van Aandeelhouders (AVA) die op 1 april 2010 wordt gehouden.

Tijdens deze AVA zal de heer Y. Barbieux periodiek terugtreden als lid van de Raad van Commissarissen. De heer Barbieux is 12 jaar lid geweest van de Raad van Commissarissen. Hij was tevens lid van de Remuneration Committee en de onlangs opgerichte Innovation & Sustainability Committee.

De Raad van Commissarissen en de Raad van Bestuur zijn de heer Barbieux erkentelijk voor zijn waardevolle bijdrage aan de Raad van Commissarissen en wensen hem veel succes in de toekomst.

Met deze voorgestelde wijziging zal de Raad van Commissarissen bestaan uit de heer R. Zwartendijk (Voorzitter), de heer J.M. de Jong (Vice-voorzitter), de heer J.A.J. Vink, de heer R.J. Frohn, de heer A. Puri en mevrouw H. Verhagen.

De Agenda met Toelichting voor de Algemene Vergadering van Aandeelhouders (AVA) die op 1 april 2010 om 14.30 uur in Amsterdam wordt gehouden, is vandaag gepubliceerd (www.nutreco.com).

*****

Nutreco

Nutreco heeft een leidende positie in de wereld van diervoeding en visvoer. Onze geavanceerde voeroplossingen zijn de basis voor miljoenen consumenten in de wereld. Kwaliteit, innovatie en duurzaamheid zijn verweven in onze bedrijfscultuur. Nutreco beschikt over een rijke historie van ruim 100 jaar kennis en ervaring, een solide fundament voor de toekomst. De onderneming heeft circa 10.000 medewerkers in 30 landen en verkoopt haar producten in 80 landen. Nutreco is genoteerd aan de NYSE Euronext-beurs in Amsterdam en had in 2009 een jaaromzet van 4,5 miljard euro.

www.nutreco.com

Voor meer informatie:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telefoon: +31 (0)33 422 6134
Mobiel: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com



United States Securities
and Exchange Commission
Washington, D.C. 20549

Filing pursuant to Rule 12g3-2(b)

ISSUER	FILE NO.
Nutreco Holding N.V.*	82- 4927

PRESS RELEASE

Amersfoort, 4 March 2010

10th Sustainability Report and Feeding the Future booklet published

Nutreco addresses the 2050 challenge: Doubling food production while halving the footprint

Nutreco today published its tenth Sustainability Report, covering the year 2009. This marks a decade of reporting on sustainability in the animal nutrition sector, where Nutreco was a pioneer with this form of reporting. Simultaneously Nutreco published 'Feeding the Future', a booklet that addresses the challenge of feeding nine billion people by 2050 sustainably. In 2009 Nutreco made a strategic choice to embed sustainability in the Nutreco business model. During this year a Sustainability Policy was developed, which will provide a structure and direction for such sustainability actions at all levels in Nutreco.

Wout Dekker, Nutreco CEO: "Throughout the ten years of reporting on sustainability, Nutreco has organised the alternating Agri Vision and AquaVision multi-stakeholder conferences to provide a neutral forum to discuss strategic issues. Never have we discussed a more important topic than at Agri Vision 2009 where 375 leaders of agribusinesses from 44 countries debated the potential for feeding the world in 2050. Population numbers are increasing towards nine billion by 2050 and incomes are rising as economies develop. With more money, people consume more protein as meat, fish, milk and eggs. The challenge is to double food production while halving the footprint. The outcome of the Agri Vision conference was strongly positive. Leaders in business, agriculture, science and NGOs worldwide collectively communicated confidence that we can. To share that optimism about the potential to feed nine billion people in 2050 in a sustainable way and to generate greater awareness of the sense of urgency for action, Nutreco recently published the booklet 'Feeding the Future'. This booklet brings together the views of key speakers and many other top world leaders in agriculture, business, NGOs and science.

Feeding the Future

"The challenge is clear. More food must be produced more sustainably – more from less. Efficiency is key; delivering more from limited resources and simultaneously reducing emissions to land, air and water. The social standing and appreciation of farmers should be raised as they will deliver a significant part of the productivity increase and sustainability gain. And we need to invest to generate new knowledge on agriculture and aquaculture. Nutreco feels a responsibility and is determined to make a positive contribution to doubling the food production while halving the footprint."

The Nutreco Sustainability Report 2009 is accessible on www.nutreco.com and will be available in printed form later in March. Further sustainability data will be published on the Nutreco website during the year.

The booklet 'Feeding the Future' is also accessible on www.nutreco.com and in printed form.

* * * * *

Nutreco

Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs approximately 10,000 people in 30 countries, with sales in 80 countries. Nutreco is listed on the Euronext stock exchange in Amsterdam and with annual revenues of EUR 4.5 billion in 2009.

www.nutreco.com

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 (0)33 422 6134
Mobile: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com



PERSBERICHT

Amersfoort, 4 maart 2010

Nutreco publiceert 10e Duurzaamheidsverslag en boekje Feeding the Future

Uitdaging voor 2050: 'Doubling food production while halving the footprint'

Nutreco heeft vandaag haar Duurzaamheidsverslag over het jaar 2009 gepubliceerd, het tiende duurzaamheidsverslag van de onderneming. Het markeert een decennium van verslaglegging over duurzaamheid in de diervoedingssector, waarin Nutreco een pioniersfunctie vervulde. Tegelijkertijd heeft Nutreco het boekje 'Feeding the Future' gepubliceerd over het vraagstuk hoe in 2050 negen miljard mensen duurzaam te voeden. In 2009 heeft Nutreco de strategische keuze gemaakt om duurzaamheid te integreren in haar dagelijkse bedrijfsvoering. Er is een duurzaamheidsbeleid ontwikkeld dat binnen Nutreco op alle niveaus structuur en richting geeft aan duurzaamheidsactiviteiten. Dit beleid wordt in 2010 geïmplementeerd.

Wout Dekker, CEO Nutreco: "Gedurende de tien jaar dat we verslag doen over duurzaamheid, heeft Nutreco afwisselend de tweejaarlijkse Agri Vision en AquaVision multi-stakeholder conferenties georganiseerd. Nooit eerder hebben we een belangrijker onderwerp besproken dan op Agri Vision 2009, toen we met 375 topmensen uit de landbouw, industrie, NGO's en wetenschap uit 44 landen debatteerden over de vraag hoe in 2050 de wereldbevolking op duurzame wijze te voorzien van voedsel. De wereldbevolking groeit naar negen miljard mensen in 2050. Bovendien stijgen inkomens naarmate economieën zich verder ontwikkelen waardoor mensen meer dierlijke eiwitten zoals vlees, vis, melk en eieren gaan consumeren. De uitdaging is om de productie van voedsel te verdubbelen en de footprint tegelijkertijd te halveren.
De uitkomst van de Agri Vision conferentie was zeer positief. De aanwezigen spraken het vertrouwen uit dat het mogelijk is om 9 miljard mensen in 2050 op duurzame wijze te voeden. Om dat optimisme te delen, maar ook om besef te creëren dat er actie moet worden ondernomen, heeft Nutreco onlangs het boekje 'Feeding the Future' uitgegeven. In dit boekje komen enkele belangrijke sprekers op die conferentie aan het woord, alsmede andere opinieleiders uit landbouw, wetenschap, NGO's en bedrijfsleven.

Feeding the Future
De uitdaging is helder. Er moet meer voedsel worden geproduceerd op een duurzamere wijze: meer met minder. Alles draait om efficiency; meer opbrengst genereren uit beperkte bronnen en tegelijkertijd de uitstoot ten laste van land, lucht en water reduceren.

De maatschappelijke status van boeren en de waardering voor hun werk moet verbeteren. Zij leveren een belangrijke bijdrage aan de benodigde duurzame toename van productiviteit. En er moet meer worden geïnvesteerd in kennis over landbouw en viskweek. Nutreco voelt zich verantwoordelijk om ook een bijdrage te leveren aan de uitdaging om in 2050 de voedselproductie te verdubbelen en tegelijkertijd de footprint te halveren."

Het Nutreco Sustainability Report 2009 is digitaal beschikbaar op www.nutreco.com en verschijnt in de loop van maart in gedrukte vorm. Op de Nutreco-website verschijnen gedurende het jaar meer gegevens over duurzaamheid.

De brochure 'Feeding the Future' is ook op www.nutreco.com beschikbaar en in gedrukte vorm.

* * * *

Nutreco

Nutreco heeft een leidende positie in de wereld van diervoeding en visvoer. Onze geavanceerde voeroplossingen zijn de basis voor miljoenen consumenten in de wereld. Kwaliteit, innovatie en duurzaamheid zijn verweven in onze bedrijfscultuur. Nutreco beschikt over een rijke historie van ruim 100 jaar kennis en ervaring, een solide fundament voor de toekomst. De onderneming heeft circa 10.000 medewerkers in 30 landen en verkoopt haar producten in 80 landen. Nutreco is genoteerd aan de NYSE Euronext-beurs in Amsterdam en had in 2009 een jaaromzet van 4,5 miljard euro.

www.nutreco.com

Voor meer informatie:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telefoon: +31 (0)33 422 6134
Mobiel: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com



United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 11 March 2010

Nutreco invests in upgrade and expansion of fish feed capacity in Australia

Nutreco's subsidiary Skretting will invest EUR 20 million to upgrade and expand the capacity of its fish feed plant in Tasmania, Australia. The investment will enable Skretting to meet future market demand for high quality fish feed for salmon, trout, barramundi and tuna in both Australia and New Zealand, where aquaculture is one of the fastest growing animal production sectors. Since 2001, the year Nutreco acquired its Australian fish feed activities, annual growth of fish feed volumes has been 10% in this region.

The investment will double the capacity to 120,000 tonnes per annum and includes the installation of a second extrusion line, upgrading of silos, site services and batching equipment and the integration of the existing line with the renewed plant.

Knut Nesse, Nutreco's Executive Vice-President Aquaculture: "Our customers in this region have expanded significantly over the past few years. This investment clearly demonstrates our commitment to support their growth and to maintain our market leader position in this fish feed market. Growth is expected to continue at a high rate for all major farmed species in the coming years. This renewed plant will offer our customers great efficiency and flexibility combined with the highest environmental and feed-to-food safety standards."

*****

Nutreco

Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs approximately 10,000 people in 30 countries, with sales in 80 countries. Nutreco is listed on the NYSE Euronext stock exchange in Amsterdam and with annual revenues of EUR 4.5 billion in 2009.

www.nutreco.com

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 (0)33 422 6134
Mobile: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com



United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PERSBERICHT

Amersfoort, 11 maart 2010

Nutreco investeert in modernisering en uitbreiding van visvoerfabriek in Australië

Nutreco's dochteronderneming Skretting investeert EUR 20 miljoen om haar visvoerfabriek in Tasmanië in Australië te moderniseren en de productiecapaciteit te vergroten. Deze investering stelt Skretting in staat te voldoen aan de groeiende vraag naar hoge kwaliteit visvoer voor zalm, forel, barramundi en tonijn in zowel Australië als Nieuw-Zeeland. Sinds 2001, het jaar waarin Nutreco haar visvoeractiviteiten in Australië acquireerde, is het volume voor visvoer in deze regio jaarlijks met 10% gegroeid.

De investering in de fabriek, die resulteert in een verdubbeling van de capaciteit naar 120.000 ton per jaar, bestaat onder meer uit de installatie van een tweede productielijn, modernisering van de silo's en de integratie van de bestaande lijn in de vernieuwde fabriek.

Knut Nesse, Nutreco's Executive Vice-President Aquaculture: "Onze klanten in deze regio zijn de laatste jaren aanzienlijk gegroeid. Met deze investering geven we een duidelijk signaal van betrokkenheid om hun groei te ondersteunen en onze positie als marktleider in de visvoermarkt te behouden. Voor de komende jaren wordt verwacht dat de markt voor de belangrijkste gekweekte vissoorten snel zal blijven groeien. Met deze uitgebreide en gemoderniseerde fabriek kunnen we onze klanten meer efficiency en flexibiliteit bieden in combinatie met de hoogste normen op het gebied van milieu en voedselveiligheid".

*****

Nutreco

Nutreco heeft een leidende positie in de wereld van diervoeding en visvoer. Onze geavanceerde voeroplossingen zijn de basis voor miljoenen consumenten in de wereld. Kwaliteit, innovatie en duurzaamheid zijn verweven in onze bedrijfscultuur. Nutreco beschikt over een rijke historie van ruim 100 jaar kennis en ervaring, een solide fundament voor de toekomst. De onderneming heeft circa 10.000 medewerkers in 30 landen en verkoopt haar producten in 80 landen. Nutreco is genoteerd aan de NYSE Euronext-beurs in Amsterdam en had in 2009 een jaaromzet van 4,5 miljard euro.

www.nutreco.com

Voor meer informatie:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telefoon: +31 (0)33 422 6134
Mobiel: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com



United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 17 March 2010

Start buy back programme Nutreco shares on 17 March 2010

Nutreco announced that its share buy back programme for approximately EUR 27 million starts on 17 March 2010. The share buy back program will be executed with purpose to cover employee stock plans (approximately 125,000 shares) and with the purpose to cover future stock dividends (approximately 475,000 shares).

Above mentioned share buy back programme will be executed in accordance with the mandate given by the Annual General Meeting of Shareholders on 21 April 2009. Within the limits set at that meeting, the maximum price to be paid for the Nutreco shares will be (i) the price of the last independent trade or (ii) the highest current independent bid on Euronext Amsterdam by NYSE Euronext, depending on which price is the highest.

The share buy back programme will ultimately terminate on 7 May 2010, unless the maximum number of 600,000 shares has been repurchased prior to such date. In that case the programmes will end on the date on which this maximum is reached and such early termination will immediately be disclosed.

Nutreco has mandated the execution of the share buy back programme to The Royal Bank of Scotland N.V. which makes its trading decisions, with regard to the number of shares and the timing of the purchases, independently of Nutreco within certain limits. This means that the share buy back programme may be continued during closed periods.

* * * * *

Nutreco

Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs approximately 10,000 people in 30 countries, with sales in 80 countries. Nutreco is listed on the NYSE Euronext stock exchange in Amsterdam and with annual revenues of EUR 4.5 billion in 2009.

www.nutreco.com

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 (0)33 422 6134
Mobile: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com



United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PERSBERICHT

Amersfoort, 17 maart 2010

Aanvang inkoopprogramma eigen aandelen Nutreco op 17 maart 2010

Nutreco start op 17 maart 2010 met het inkopen van eigen aandelen voor circa EUR 27 miljoen. Het inkoopprogramma wordt uitgevoerd ten behoeve van aandelen plannen voor werknemers (circa 125.000 aandelen) en toekomstige stockdividenden in te dekken (circa 475.000 aandelen).

Bovengenoemd inkoopprogramma zal worden uitgevoerd conform het mandaat zoals verleend tijdens de Algemene Vergadering van Aandeelhouders gehouden op 21 april 2009. Binnen de limieten die daarbij gesteld zijn, zal de maximumprijs die betaald zal worden voor de aandelen Nutreco ofwel (i) de prijs van de laatste onafhankelijke transactie ofwel (ii) de hoogste actuele onafhankelijke biedprijs op de Euronext Amsterdam by NYSE Euronext zijn, al naargelang welke prijs het hoogste is.

Het inkoopprogramma zal uiterlijk eindigen op 7 mei 2010, tenzij het maximum aantal van 600.000 aandelen reeds eerder is ingekocht. In dat geval zal het inkoopprogramma eindigen op de datum waarop dit maximum is bereikt en zal de vervroegde beëindiging onverwijld gepubliceerd worden.

Nutreco heeft de uitvoering van het inkoopprogramma gemandateerd aan The Royal Bank of Scotland N.V. die haar handelsbeslissingen met betrekking tot het aantal aandelen en het tijdstip van de transacties onafhankelijk van Nutreco neemt binnen bepaalde limieten. Dit betekent dat het inkoopprogramma kan worden voortgezet gedurende gesloten perioden.

* * * * *

Nutreco

Nutreco heeft een leidende positie in de wereld van diervoeding en visvoer. Onze geavanceerde voeroplossingen zijn de basis voor miljoenen consumenten in de wereld. Kwaliteit, innovatie en duurzaamheid zijn verweven in onze bedrijfscultuur. Nutreco beschikt over een rijke historie van ruim 100 jaar kennis en ervaring, een solide fundament voor de toekomst. De onderneming heeft circa 10.000 medewerkers in 30 landen en verkoopt haar producten in 80 landen. Nutreco is genoteerd aan de NYSE Euronext-beurs in Amsterdam en had in 2009 een jaaromzet van 4,5 miljard euro.

www.nutreco.com

Voor meer informatie:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telefoon: +31 (0)33 422 6134
Mobiel: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com


nutreco
RECEIVED
2010 AUG 24 P 12:

PRESS RELEASE

Amersfoort, 26 March 2010

Progress on buy back programme Nutreco shares

Further to the share buy back programme announced on 17 March 2010, Nutreco Holding N.V. announces that:

- during the period from 17 March 2010 until and including 25 March 2010, Nutreco, through the Royal Bank of Scotland N.V., purchased 207,028 of its shares at an average price of EUR 45.28 per share.
- from the total number of ordinary shares issued (35,118,682) Nutreco now holds 308,027 shares in treasury.

The share buy back programme will ultimately terminate on 7 May 2010, unless the maximum number of 600,000 shares has been repurchased prior to such date. In that case the programmes will end on the date on which this maximum is reached and such early termination will immediately be disclosed.

* * * * *

Nutreco

Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs approximately 10,000 people in 30 countries, with sales in 80 countries. Nutreco is listed on the NYSE Euronext stock exchange in Amsterdam and with annual revenues of EUR 4.5 billion in 2009.

www.nutreco.com

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 (0)33 422 6134
Mobile: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com


nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 1 April 2010

Dividend 2009 fixed at EUR 1.32 per share

At the Annual General Meeting of Shareholders (AGM), held on 1 April 2010, the dividend due to holders of ordinary shares for the 2009 financial year was fixed at EUR 1.32 per share. After deduction of the interim dividend of EUR 0.20, which was paid out in August 2009, the final dividend amounts to EUR 1.12 per ordinary share.

The final dividend can be paid out either entirely in cash, after deduction of 15% dividend tax, or in ordinary shares which will be charged to the tax-free share premium reserve. Payment in ordinary shares is exempt from Dutch dividend taxes.

The conversion ratio will be determined on 21 April 2010 after close of trading, based on the weighted average share price on the last three days of the period allowed for shareholders to notify Nutreco of their preference, i.e. 19, 20 and 21 April 2010. Both the cash and stock dividends will be put at the shareholders' disposal on 27 April 2010. The value of the stock dividend will be (approximately) equal to the cash dividend.

The following timetable applies:

7 April 2010:	ex dividend quotation
7 – 21 April 2010:	decision period
9 April 2010:	record date
21 April 2010:	determination final stock dividend (after close trading)
27 April 2010:	dividend payment in cash and delivery of ordinary shares

More information on the 2009 dividend has been published today at the Nutreco website (www.nutreco.com).

* * * * *

Nutreco

Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs approximately 10,000 people in 30 countries, with sales in 80 countries. Nutreco is listed on the NYSE Euronext stock exchange in Amsterdam and with annual revenues of EUR 4.5 billion in 2009.

www.nutreco.com

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 (0)33 422 6134
Mobile: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com



PERSBERICHT

Amersfoort, 1 april 2010

Dividend 2009 vastgesteld op EUR 1,32 per aandeel

In de op 1 april 2010 gehouden jaarlijkse Algemene Vergadering van Aandeelhouders is het dividend over het boekjaar 2009, toekomend aan houders van gewone aandelen, vastgesteld op EUR 1,32 per aandeel. Na aftrek van het in augustus 2009 uitgekeerde interim-dividend van EUR 0,20 bedraagt het slotdividend EUR 1,12 per gewoon aandeel.

Het slotdividend wordt naar keuze uitgekeerd geheel in contanten, onder aftrek van 15% dividendbelasting, dan wel in gewone aandelen ten laste van de belastingvrije agioreserve. De uitkering in gewone aandelen is vrij van Nederlandse dividendbelasting.

De verhouding tussen de waarde van het stockdividend en het contante dividend zal door de Raad van Bestuur op 21 april 2010 na beurs worden vastgesteld op basis van het gewogen gemiddelde van de aandelenkoers op de laatste drie dagen van de keuzeperiode, te weten 19, 20 en 21 april 2010. Zowel het contante dividend als het stockdividend zullen ter beschikking van de houders van gewone aandelen worden gesteld op 27 april 2010. De waarde van het slotdividend in gewone aandelen zal (een afrondingsverschil daargelaten) gelijk zijn aan die van het contante dividend.

Het volgende tijdschema is van toepassing:

7 april 2010:	ex-dividendnotering
7 t/m 21 april 2010:	keuzeperiode
9 april 2010:	record datum
21 april 2010:	vaststelling ruilverhouding (na beurs)
27 april 2010:	betaalbaarstelling dividend in contanten en levering van gewone aandelen

Meer informatie over dividend 2009 is vandaag gepubliceerd op de Nutreco website (www.nutreco.com).

*****

Nutreco

Nutreco heeft een leidende positie in de wereld van diervoeding en visvoer. Onze geavanceerde voeroplossingen zijn de basis voor miljoenen consumenten in de wereld. Kwaliteit, innovatie en duurzaamheid zijn verweven in onze bedrijfscultuur. Nutreco beschikt over een rijke historie van ruim 100 jaar kennis en ervaring, een solide fundament voor de toekomst. De onderneming heeft circa 10.000 medewerkers in 30 landen en verkoopt haar producten in 80 landen. Nutreco is genoteerd aan de NYSE Euronext-beurs in Amsterdam en had in 2009 een jaaromzet van 4,5 miljard euro.

www.nutreco.com

Voor meer informatie:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telefoon: +31 (0)33 422 6134
Mobiel: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com



RECEIVED

2010 AUG 24 P 12:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 1 April 2010

Mrs Herna Verhagen appointed as member of the Nutreco Supervisory Board

Nutreco is pleased to announce that the Annual General Meeting of Shareholders (AGM), held on 1 April 2010, approved the proposal to appoint Mrs H. Verhagen as new member of the Supervisory Board.

Since 2007 Mrs Verhagen is Managing Director Group Human Resources at TNT. She is also member of the Supervisory Board of SNS Reaal. Mrs Verhagen was born in 1966 and has the Dutch nationality. The Supervisory Board believes that the extensive experience of Mrs H. Verhagen with an international, stock-listed company, both in business management and corporate positions, will be an excellent addition to the Supervisory Board following the departure of Mr Y. Barbieux.

Mr Y. Barbieux steps down after having served as member of the Supervisory Board for a period of 12 years. Mr Barbieux was member of the Remuneration Committee and the Innovation and Sustainability Committee. The Supervisory Board and the Executive Board wish to thank Mr Barbieux for his valuable contribution to the Supervisory Board and wish him every success in the future.

With this change, the Supervisory Board of Nutreco will consist of Mr R. Zwartendijk (Chairman), Mr J.M. de Jong (Vice Chairman), Mr J.A.J. Vink, Mr. R.J. Frohn, Mr. A Puri and Mrs H. Verhagen.

* * * * *

Nutreco
Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs approximately 10,000 people in 30 countries, with sales in 80 countries. Nutreco is listed on the NYSE Euronext stock exchange in Amsterdam and with annual revenues of EUR 4.5 billion in 2009.

www.nutreco.com

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 (0)33 422 6134
Mobile: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com



PERSBERICHT

Amersfoort, 1 april 2010

Mevrouw Herna Verhagen benoemd als lid van de Raad van Commissarissen bij Nutreco

Nutreco is verheugd aan te kondigen dat de Algemene Vergadering van Aandeelhouders die op 1 april 2010 is gehouden, de voordracht van mevrouw H. Verhagen als nieuw lid van de Raad van Commissarissen heeft goedgekeurd.

Mevrouw Verhagen is sinds 2007 Managing Director Group Human Resources TNT. Zij is tevens lid van de Raad van Commissarissen van SNS Reaal. Mevrouw Verhagen werd geboren in 1966 en heeft de Nederlandse nationaliteit.
De Raad van Commissarissen meent dat de ruime ervaring van mevrouw Verhagen binnen een internationaal beursgenoteerd bedrijf, zowel in een business management functie als in een corporate functie, een uitstekende aanvulling zal zijn voor de Raad van Commissarissen na het vertrek van de heer Y. Barbieux.

De heer Y. Barbieux is periodiek terugtreden als lid van de Raad van Commissarissen. Hij is 12 jaar lid geweest van de Raad van Commissarissen. De heer Barbieux was tevens lid van de Remuneration Committee en de Innovation & Sustainability Committee. De Raad van Commissarissen en de Raad van Bestuur zijn de heer Barbieux erkentelijk voor zijn waardevolle bijdrage aan de Raad van Commissarissen en wensen hem veel succes in de toekomst.

Met deze wijziging zal de Raad van Commissarissen bestaan uit de heer R. Zwartendijk (Voorzitter), de heer J.M. de Jong (Vice-voorzitter), de heer J.A.J. Vink, de heer R.J. Frohn, de heer A. Puri en mevrouw H. Verhagen.

* * * * *

Nutreco

Nutreco heeft een leidende positie in de wereld van diervoeding en visvoer. Onze geavanceerde voeroplossingen zijn de basis voor miljoenen consumenten in de wereld. Kwaliteit, innovatie en duurzaamheid zijn verweven in onze bedrijfscultuur. Nutreco beschikt over een rijke historie van ruim 100 jaar kennis en ervaring, een solide fundament voor de toekomst. De onderneming heeft circa 10.000 medewerkers in 30 landen en verkoopt haar producten in 80 landen. Nutreco is genoteerd aan de Euronext-beurs in Amsterdam en had in 2009 een jaaromzet van 4,5 miljard euro.

www.nutreco.com

Voor meer informatie:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telefoon: +31 (0)33 422 6134
Mobiel: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com



PRESS RELEASE

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Amersfoort, 7 April 2010

Progress on buy back programme Nutreco shares

Further to the share buy back programme announced on 17 March 2010, Nutreco Holding N.V. announces that:

- during the period from 17 March 2010 until and including 6 April 2010, Nutreco, through the Royal Bank of Scotland N.V., purchased 321,753 of its shares at an average price of EUR 45.94 per share.

The share buy back programme will ultimately terminate on 7 May 2010, unless the maximum number of 600,000 shares has been repurchased prior to such date. In that case the programme will end on the date on which this maximum is reached and such early termination will immediately be disclosed.

* * * * *

Nutreco

Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs approximately 10,000 people in 30 countries, with sales in 80 countries. Nutreco is listed on the NYSE Euronext stock exchange in Amsterdam and with annual revenues of EUR 4.5 billion in 2009.

www.nutreco.com

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 (0)33 422 6134
Mobile: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com



United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 14 April 2010

Progress on buy back programme Nutreco shares

Further to the share buy back programme announced on 17 March 2010, Nutreco announces that:

- during the period from 17 March 2010 until and including 13 April 2010, Nutreco, through the Royal Bank of Scotland N.V., purchased 423,998 of its shares at an average price of EUR 46.06 per share.

The share buy back programme will ultimately terminate on 7 May 2010, unless the maximum number of 600,000 shares has been repurchased prior to such date. In that case the programme will end on the date on which this maximum is reached and such early termination will immediately be disclosed.

* * * * *

Nutreco

Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs approximately 9,700 people in 30 countries, with sales in 80 countries. Nutreco is listed on the NYSE Euronext stock exchange in Amsterdam and with annual revenues of EUR 4.5 billion in 2009.

www.nutreco.com

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 (0)33 422 6134
Mobile: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com



United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 21 April 2010

Progress on buy back programme Nutreco shares

Further to the share buy back programme announced on 17 March 2010, Nutreco announces that:

- during the period from 17 March 2010 until and including 20 April 2010, Nutreco, through the Royal Bank of Scotland N.V., purchased 498,547 of its shares at an average price of EUR 46.07 per share.

The share buy back programme will ultimately terminate on 7 May 2010, unless the maximum number of 600,000 shares has been repurchased prior to such date. In that case the programme will end on the date on which this maximum is reached and such early termination will immediately be disclosed.

* * * * *

Nutreco

Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs approximately 9,700 people in 30 countries, with sales in 80 countries. Nutreco is listed on the NYSE Euronext stock exchange in Amsterdam and with annual revenues of EUR 4.5 billion in 2009.

www.nutreco.com

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 (0)33 422 6134
Mobile: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com



United States Securities and Exchange Commission
Washington, D.C. 20549

Filing pursuant to Rule 12g3-2(b)

ISSUER	FILE NO.
Nutreco Holding N.V.	82- 4927

PRESS RELEASE

Amersfoort, 21 April 2010

Conversion ratio final stock dividend Nutreco 1 share for 41

Nutreco announces that the conversion ratio of the final stock dividend has been determined. This will amount to 1 new ordinary share for every 41 existing ordinary shares. Based on the average weighted price of 19, 20 and 21 April 2010 of EUR 45.85, 1/41st share represents a value of EUR 1.118, which is approximately equal to the gross dividend in cash of EUR 1.12 per ordinary share. Both the cash dividend and stock dividend will be made payable to shareholders on 27 April 2010.

* * * * *

Nutreco

Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs approximately 9,700 people in 30 countries, with sales in 80 countries. Nutreco is listed on the NYSE Euronext stock exchange in Amsterdam and with annual revenues of EUR 4.5 billion in 2009.

www.nutreco.com

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 (0)33 422 6134
Mobile: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com



PRESS RELEASE

Amersfoort, 21 april 2010

Ruilverhouding slot stockdividend Nutreco 1 op 41 aandelen

Nutreco deelt mee dat de ruilverhouding voor het slot stockdividend is vastgesteld. Hierbij zal een verhouding gelden van 1 nieuw gewoon aandeel op 41 bestaande gewone aandelen. Gebaseerd op de gewogen gemiddelde koers van 19, 20 en 21 april 2010 van EUR 45,85 vertegenwoordigt 1/41ste gewoon aandeel een waarde van EUR 1,118 hetgeen nagenoeg gelijk is aan het bruto dividend in contanten van EUR 1,12 per gewoon aandeel. Zowel het cash- als stockdividend komen op 27 april 2010 ter beschikking van de aandeelhouders.

*****

Nutreco

Nutreco heeft een leidende positie in de wereld van diervoeding en visvoer. Onze geavanceerde voeroplossingen zijn de basis voor miljoenen consumenten in de wereld. Kwaliteit, innovatie en duurzaamheid zijn verweven in onze bedrijfscultuur. Nutreco beschikt over een rijke historie van ruim 100 jaar kennis en ervaring, een solide fundament voor de toekomst. De onderneming heeft circa 9.700 medewerkers in 30 landen en verkoopt haar producten in 80 landen. Nutreco is genoteerd aan de Euronext-beurs in Amsterdam en had in 2009 een jaaromzet van 4,5 miljard euro.

www.nutreco.com

Voor meer informatie:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telefoon: +31 (0)33 422 6134
Mobiel: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com



RECEIVED
2010 AUG 24 P 12:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 27 April 2010

Nutreco invests to upgrade and expand Selko Feed Additives plant

Selko Feed Additives, a Nutreco company located in Tilburg, the Netherlands, is investing EUR 6 million to upgrade and increase capacity. The investment will enable Selko to meet the growing global demand for effective alternatives to antibiotics and for products to control Salmonella in feeds, feed raw materials and drinking water.

Selko develops and produces organic acid-based solutions to these animal health and hygiene problems. Recent innovations in Salmonella control and mould growth, such as Fylax Forte, have boosted demand even further, making this investment necessary. Demand is being driven by increasing legislation and proliferating requirements from food safety authorities. Selko products enable feed companies and livestock producers to comply with legislation, maintain higher levels of food safety and protect the nutritional value of their products. The upgrade and expansion of the plant will double its capacity. The additional production lines and the expansion of storage facilities will increase the efficiency of production at Selko significantly.

Frank Tielens, Nutreco Executive Vice-President Specialties: “Growing demand for Selko products in Asia, Europe and North, Central and South America makes this upgrade and expansion essential. The investment is fully in line with our stated strategy to further strengthen Nutreco's global market positions in feed additives and it will extend our capacity to supply feed solutions that add value to our customers' businesses.”

Selko Feed Additives has been active for more than 25 years. Selko develops and produces innovative feed additives for animal nutrition, to support animal health and to preserve the nutritional value of feeds and feed raw materials. The company became a Nutreco subsidiary in 2002.

*****

Nutreco

Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs approximately 9,700 people in 30 countries, with sales in 80 countries. Nutreco is listed on the NYSE Euronext stock exchange in Amsterdam and with annual revenues of EUR 4.5 billion in 2009.

www.nutreco.com

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 (0)33 422 6134
Mobile: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com



PERSBERICHT

Amersfoort, 27 april 2010

Nutreco investeert in vernieuwing en uitbreiding fabriek van Selko, producent van additieven voor diervoeding

Selko Feed Additives, de in Tilburg gevestigde dochteronderneming van Nutreco, investeert zes miljoen euro in verbetering en uitbreiding van haar capaciteit. Met deze investering kan Selko voldoen aan de wereldwijd groeiende vraag naar alternatieven voor antibiotica en naar producten die salmonella in diervoeding, grondstoffen voor diervoeding en drinkwater kunnen beheersen.

Selko ontwikkelt en produceert oplossingen voor problemen op het gebied van diergezondheid en hygiëne op basis van organische zuren. Dankzij recente innovaties in salmonellabeheersing en schimmelremmers zoals het product Fylax Forte is de vraag toegenomen, waardoor deze investering in de uitbreiding van capaciteit noodzakelijk is. De toename van de vraag komt ook door steeds verdergaande wetgeving en nieuwe eisen voor voedselveiligheid. Met Selko-producten kunnen diervoederbedrijven en veehouderijen voldoen aan de steeds stringentere wetgeving, de voedselveiligheid verder verbeteren en de voedingswaarde van hun producten handhaven. Door vernieuwing en uitbreiding van de productiefaciliteit wordt de capaciteit verdubbeld. De extra productielijnen en uitbreiding van de opslagfaciliteiten zullen de efficiency van de Selko-productie aanzienlijk verhogen.

Frank Tielens, Executive Vice-President Specialties van Nutreco: "Door de toenemende vraag naar Selko-producten in Azië, Europa en de Amerikaanse continenten is deze vernieuwing en uitbreiding van essentieel belang. De investering is volledig in lijn met onze strategie om Nutreco's posities op de wereldmarkten voor voeradditieven te versterken en het vergroot onze capaciteit om voeroplossingen te leveren die waarde toevoegen aan de bedrijven van onze klanten."

Selko Feed Additives is al meer dan 25 jaar actief. Selko ontwikkelt en produceert innovatieve additieven voor diervoeding, diergezondheid en voor de houdbaarheid van voeders waaronder schimmelremmers en producten die schadelijke bacteriën bestrijden. In 2002 werd het bedrijf dochteronderneming van Nutreco.

*****

Nutreco

Nutreco heeft een leidende positie in de wereld van diervoeding en visvoer. Onze geavanceerde voeroplossingen zijn de basis voor miljoenen consumenten in de wereld. Kwaliteit, innovatie en duurzaamheid zijn verweven in onze bedrijfscultuur. Nutreco beschikt over een rijke historie van ruim 100 jaar kennis en ervaring, een solide fundament voor de toekomst. De onderneming heeft circa 9.700 medewerkers in 30 landen en verkoopt haar producten in 80 landen. Nutreco is genoteerd aan de Euronext-beurs in Amsterdam en had in 2009 een jaaromzet van 4,5 miljard euro.

www.nutreco.com

Voor meer informatie:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telefoon: +31 (0)33 422 6134
Mobiel: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com



United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 29 April 2010

Nutreco trading update Q1 2010

- **Revenue Q1 2010 EUR 1,072.6 million; an increase of 2.7% from Q1 2009**
- **All business segments report operating profits above Q1 last year**
- **Fish feed clearly starts better than in 2009**
- **Compound Feed Europe reports strong improvement compared to Q1 2009**
- **Integration of feed plants acquired from Cargill in Spain and Portugal is well on track**
- **Nutreco expects EBITA before exceptional items in the 1st half year of 2010 to exceed EUR 70 million (2009: EUR 41.6 million)**

Wout Dekker, Nutreco CEO: "I am pleased with this performance. We ended last year strongly and our results continued to be strong in the first quarter of 2010. The results in all business segments are above the same period last year. Our premix and feed specialties business continued its positive performance. The fundamentals in the fish feed business are solid, showing strong growth in Norway, the Mediterranean and Australia. Furthermore we are more confident about a step-by-step recovery of the Chilean fish farming industry. Our compound feed business in Europe reported an operational result in line with the trend of the last quarters of 2009. The results in the Netherlands improved substantially compared with Q1 2009. In Spain, we can see the revenue contribution coming from the acquisition of the compound feed business of Cargill. The integration and plant optimisation is well on track. Our meat business continued to report good results, which were slightly better than in Q1 2009.

These results, our strong balance sheet and the initiatives we are involved in mean that we are heading into 2010 with confidence. We will continue our growth strategy to further strengthen our global market positions in feed specialties and fish feed, by organic growth and acquisitions."

No audit performed

(EUR x million)	Q1 2010	Q1 2009	Δ%
Revenues			
Premix and feed specialties	254.9	257.9	-1.2%
Fish feed	217.1	189.4	14.6%
Compound feed Europe	261.6	238.4	9.7%
Animal Nutrition Canada	91.1	92.6	-1.6%
Meat and other	247.9	265.6	-6.7%
Total revenues Nutreco	**1,072.6**	**1,043.9**	**2.7%**

Operational developments

The revenue in the 1st quarter amounted to EUR 1,072.6, an increase of 2.7% compared with Q1 2009. The volume development in the 1st quarter was 2.3% compared with the same period in 2009. Price effects were -6.7%, mainly related to passing on lower raw material prices. The contribution of acquisitions was 4.6% related to the acquisition of the compound feed businesses of Cargill in Spain and Portugal and the acquisition of 'Fri-Ribe' in Brazil. The foreign exchange effect was 2.5% mainly related to the US dollar.

Premix and feed specialties

The revenue in Premix and feed specialties was EUR 254.9 million (Q1 2009: EUR 257.9 million). The volumes in Premix and feed specialties were 7.0% higher, mainly due to a higher demand in Mexico, Poland and the UK. Excluded in this analysis is compound feed revenue outside Western Europe of EUR 21.3 million reported in Q1 2009 (Q1 2010: 3.0 million), which is reported under Premix and feed specialties revenue. The prices were on average 6.6% lower due to lower raw material prices. The acquisition of 'Fri-Ribe' contributed 5.0% in revenues. The foreign currency effect was 1.3%. The Q1 operational results of Premix and feed specialties are above Q1 2009.

Fish feed

The revenue in Fish feed of EUR 217.1 million is 14.6% higher than the 1st quarter of 2009. The volume increase in the first quarter was 13.6%, the price effect was -4.5% and the foreign exchange impact 5.7%. There was a strong volume growth in Norway in the 1st quarter and to a lesser extent in other regions. The situation in Chile is starting to improve with a higher demand for fish feed. The operating results in Q1 are better than the same quarter of 2009, mainly due to a strong demand in Norway. The Q1 results are normally 5-10% of the annual results as the majority of the result in Fish feed will traditionally be made in the 2nd half of the year due to seasonal influences.

Compound feed Europe

The revenue of Compound feed Europe increased with EUR 23.2 million to EUR 261.6 million compared to Q1 2009 (9.7%). The main contributor to the increased revenues was the acquisition of the Cargill compound feed businesses in Spain and Portugal (18.5%). The price-effect on revenues was -6.2% and the volumes were 2.6% lower than the same period in 2009. The operational results in Q1 were good and in line with the 2nd half of 2009.

Animal Nutrition Canada

The revenue in Q1 2010 of Animal Nutrition Canada was EUR 91.1 million compared with EUR 92.6 million in Q1 2009 (-1.6%). The decline was mainly because of 8.6% lower prices and 4.0% lower volumes. The foreign exchange impact was 11.0%. The operational results were slightly higher than last year.

Meat and other

The revenue from Meat and other was 6.7% lower, mainly related to 8.8% lower prices. The volumes were 1.7% above the ones of last year. The foreign exchange impact was 0.4%. The result in Q1 was slightly above the result in Q1 2009.

Outlook first half year 2010:
The following developments are expected for the first half year of 2010:

- Premix and feed specialties: operational result in the first half year above last year (1st half 2009: EUR 31.8 million)
- Fish feed: we expect a higher EBITA before exceptional items than the EUR 11.1 million in the 1st half of 2009
- Compound feed Europe: EBITA before exceptional items of approximately EUR 10 million (1st half 2009: EUR -12.9 million)
- Animal Nutrition Canada: operational result in line with last year (1st half year 2009: EUR 9.7 million)
- Meat and other: operational result in line with last year (1st half year 2009: EUR 11.3 million)
- Corporate: the corporate costs will be slightly above last year (1st half year 2009: EUR -9.4 million)

Operating result first half year 2010:
Based on current trading conditions, Nutreco expects the EBITA before exceptional items to exceed EUR 70 million for the first half year of 2010 (1st half year 2009: EUR 41.6).

Strategy
Nutreco's strategy is to further grow our animal nutrition and fish feed businesses by:

- Focusing on geographical regions and markets that have the prospect of structural profitable growth; for example countries as Brazil, China, Russia and Vietnam
- Participating in the industry consolidation process in markets where Nutreco has leading compound feed positions; for example Canada/North America, the Netherlands and Spain
- Further strengthening our market positions in feed specialties and fish feed by organic growth and acquisitions
- Executing Nutreco's science and innovation strategy

Nutreco will publish its 1st half year results 2010 on 29 July 2010.

* * * * *

Nutreco

Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs approximately 9,700 people in 30 countries, with sales in 80 countries. Nutreco is listed on the NYSE Euronext stock exchange in Amsterdam and with annual revenues of EUR 4.5 billion in 2009.

www.nutreco.com

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 (0)33 422 6134
Mobile: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com

Cautionary note regarding forward-looking statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not based on historical fact, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Such statements are based on plans, estimates and projections as currently available to the management of Nutreco. Forward-looking statements therefore speak only as of the date they are made and we assume no obligation to publicly update any of them in the light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of significant factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include but are not limited to conditions on the markets in Europe, the United States and elsewhere from which we derive a substantial portion of our revenue, potential defaults on the part of borrowers or trading counterparties, the implementation of our restructuring programme including the envisaged reduction in headcount and the reliability of our risk management policies, procedures and methods. For more information on these and other factors, please refer to our annual report. The forward-looking statements contained in this announcement are made as of the date hereof and the companies assume no obligation to update any forward-looking statement contained in this announcement.



United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PERSBERICHT

Amersfoort, 29 april 2010

Nutreco trading update Q1 2010

- **Omzet Q1 2010 EUR 1.072,6 miljoen: een stijging van 2,7% ten opzichte van Q1 2009;**
- **Alle bedrijfssegmenten rapporteren een hoger bedrijfsresultaat ten opzichte van Q1 vorig jaar;**
- **Visvoer heeft een duidelijk betere start dan in 2009;**
- **Mengvoer Europa rapporteert een sterke verbetering ten opzichte van Q1 2009;**
- **Integratie van geacquireerde mengvoerfabrieken van Cargill in Spanje en Portugal verloopt volgens plan;**
- **Nutreco verwacht een EBITA voor bijzondere posten van meer dan EUR 70 miljoen in het 1ste halfjaar van 2010 (2009: EUR 41,6 miljoen).**

Wout Dekker, CEO Nutreco: "Ik ben tevreden met de resultaten. We hebben het afgelopen jaar sterk afgesloten en deze ontwikkeling heeft zich in het eerste kwartaal voortgezet. In alle bedrijfs-segmenten zijn de resultaten hoger dan in dezelfde periode van vorig jaar. Onze premix- en speciaalvoeractiviteiten hebben goede resultaten geboekt. De fundamenten van de visvoeracti-viteiten zijn solide en laten een sterke groei zien in Noorwegen, het Middellandse Zeegebied en Australië. Daarnaast zien we een voorzichtig herstel van de Chileense viskweeksector. Onze meng-voeractiviteiten in Europa rapporteerden een bedrijfsresultaat in lijn met de trend van de laatste kwartalen van 2009. De resultaten in Nederland verbeterden substantieel vergeleken met het eerste kwartaal van 2009. In Spanje zien we een sterke bijdrage aan de omzet ten gevolge van de acquisitie van de mengvoeractiviteiten van Cargill. De integratie en de optimalisering van de fabrieken verlopen voorspoedig. Onze vleesactiviteiten realiseerden goede resultaten, die iets beter waren dan in het eerste kwartaal van 2009.

Deze resultaten, onze sterke balans en de initiatieven waarmee we bezig zijn geven ons vertrouwen voor de rest van 2010. Wij handhaven onze groeistrategie om onze wereldwijde marktposities in speciaalvoer en visvoer verder te versterken door autonome groei en acquisities."

No audit performed

(EUR x miljoen)	Q1 2010	Q1 2009	Δ%
Omzet			
Premix- en speciaalvoer	254,9	257,9	-1,2%
Visvoer	217,1	189,4	14,6%
Mengvoer Europa	261,6	238,4	9,7%
Diervoeding Canada	91,1	92,6	-1,6%
Vlees en overige activiteiten	247,9	265,6	-6,7%
Totale omzet Nutreco	**1.072,6**	**1.043,9**	**2,7%**

Operationele ontwikkelingen

De omzet in het 1ste kwartaal bedroeg EUR 1.072,6, een stijging van 2,7% vergeleken met Q1 2009. De ontwikkeling van het volume over het 1ste kwartaal bedroeg 2,3% ten opzichte van dezelfde periode in 2009. De prijseffecten bedroegen -6,7%. De bijdrage van acquisities was 4,6%, wat werd veroorzaakt door de acquisitie van de mengvoeractiviteiten van Cargill in Spanje en Portugal en de acquisitie van 'Fri-Ribe' in Brazilië. Het wisselkoerseffect bedroeg 2,5%, wat voornamelijk werd veroorzaakt door de Amerikaanse dollar.

Premix en speciaalvoer

De omzet in Premix en speciaalvoer was EUR 254,9 miljoen (Q1 2009: EUR 257,9 miljoen). De volumes in Premix en speciaalvoer waren 7,0% hoger, voornamelijk door een hogere omzet in Mexico, Polen en in het Verenigd Koninkrijk. Deze analyse is exclusief EUR 21,3 miljoen meng-voeromzet buiten Europa in Q1 2009 (Q1 2010: EUR 3,0 miljoen), die gerapporteerd wordt onder Premix en speciaalvoer. De prijzen waren gemiddeld 6,6% lager door lagere grondstofprijzen. De acquisitie van 'Fri-Ribe' in Brazilië droeg 5,0% bij aan de omzet. Het wisselkoerseffect bedroeg 1,3%. De bedrijfsresultaten van Premix en speciaalvoer zijn hoger dan in het eerste kwartaal van 2009.

Visvoer

De omzet van Visvoer van EUR 217,1 miljoen is 14,6% hoger dan in het 1ste kwartaal van 2009. In het eerste kwartaal steeg het volume met 13,6%, was het prijseffect -4,5% en was het wisselkoers-effect 5,7%. Er was in het 1ste kwartaal een sterke volumegroei in Noorwegen en in mindere mate in andere regio's. De situatie in Chili begint te verbeteren met een hogere vraag naar visvoer. Het bedrijfsresultaat over Q1 is beter dan in het 1ste kwartaal van 2009, voornamelijk dankzij een sterke vraag in Noorwegen. Het resultaat van Q1 maakt normaal 5 tot 10% van het jaarresultaat uit, omdat het grootste deel van het resultaat in visvoer doorgaans wordt behaald in de tweede helft van het jaar in verband met seizoensinvloeden.

Mengvoer Europa

De omzet van Mengvoer Europa steeg met EUR 23,2 miljoen naar EUR 261,6 miljoen (Q1 2009: 9,7%). De grootste bijdrage aan de omzetstijging kwam voor rekening van de acquisitie van de mengvoeractiviteiten van Cargill in Spanje en Portugal (18,5%). Het prijseffect op de omzet was -6,2% en de volumes waren 2,6% lager ten opzichte van dezelfde periode in 2009. Het bedrijfs-resultaat in Q1 was goed en in lijn met de 2e helft van 2009.

Diervoeding Canada

De omzet in Q1 2010 van Animal Nutrition Canada bedroeg EUR 91,1 miljoen ten opzichte van EUR 92,6 miljoen in Q1 2009 (-1,6%). De afname was voornamelijk het gevolg van lagere prijzen (8,6%) en lagere volumes (4,0%). Het wisselkoerseffect was 11,0%. Het bedrijfsresultaat was iets hoger dan vorig jaar.

Vlees en overige activiteiten

De omzet van Vlees en overige activiteiten nam af met 6,7%, voornamelijk als gevolg van een prijsdaling van 8,8%. De volumes lagen 1,7% hoger dan die van vorig jaar. Het wisselkoerseffect was 0,4%. Het resultaat in Q1 was iets beter dan in Q1 2009.

Vooruitzichten eerste halfjaar 2010:
Voor het eerste halfjaar van 2010 worden de volgende ontwikkelingen verwacht:

- Premix en speciaalvoer: bedrijfsresultaat in eerste half jaar hoger dan vorig jaar (1ste helft 2009: EUR 31,8 miljoen);
- Visvoer: een hogere EBITA voor buitengewone posten dan de EUR 11,1 miljoen in de 1ste helft van 2009;
- Mengvoer Europa: een EBITA voor buitengewone posten van circa EUR 10 miljoen (1ste helft van 2009: EUR -12,9 miljoen);
- Animal Nutrition Canada: bedrijfsresultaat in lijn met vorig jaar (1ste helft 2009: EUR 9,7 miljoen);
- Vlees en overige activiteiten: bedrijfsresultaat in lijn met vorig jaar (1ste helft 2009: EUR 11,3 miljoen);
- Corporate: de corporate kosten zullen iets hoger uitkomen dan vorig jaar (1ste helft 2009: EUR -9,4 miljoen).

Bedrijfsresultaat eerste halfjaar 2010:
In vergelijking met het 1ste halfjaar van 2009 verwacht Nutreco een EBITA voor bijzondere posten van meer dan EUR 70 miljoen (1ste halfjaar 2009: EUR 41,6).

Strategie
Nutreco wil groei realiseren in diervoeding en visvoer door:

- Focus op nieuwe geografische regio's en markten die het vooruitzicht van structurele winstgroei in zich dragen, bijvoorbeeld landen als Brazilië, China, Rusland en Vietnam;
- Deelname aan het proces van industrieconsolidatie in markten waar Nutreco op het gebied van mengvoer een leidende positie heeft, bijvoorbeeld Canada/Noord-Amerika, Nederland en Spanje;
- Verdere versterking van onze mondiale marktposities in speciaalvoer en visvoer door autonome groei en acquisities;
- Uitvoering te geven aan Nutreco's innovatiestrategie.

Nutreco publiceert de resultaten over het 1ste halfjaar van 2010 op 29 juli 2010.

* * * * *

Nutreco

Nutreco heeft een leidende positie in de wereld van diervoeding en visvoer. Onze geavanceerde voeroplossingen zijn de basis voor miljoenen consumenten in de wereld. Kwaliteit, innovatie en duurzaamheid zijn verweven in onze bedrijfscultuur. Nutreco beschikt over een rijke historie van ruim 100 jaar kennis en ervaring, een solide fundament voor de toekomst. De onderneming heeft circa 9.700 medewerkers in 30 landen en verkoopt haar producten in 80 landen. Nutreco is genoteerd aan de Euronext-beurs in Amsterdam en had in 2009 een jaaromzet van 4,5 miljard euro.

www.nutreco.com

Voor meer informatie:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telefoon: +31 (0)33 422 6134
Mobiel: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com

Voorbehoud inzake verklaringen die een vooruitblik bevatten

In dit bericht zijn verklaringen opgenomen die een vooruitblik bevatten. Dergelijke verklaringen betreffen geen vaststaande feiten. Hieronder vallen onder meer ook verklaringen die onze opvattingen en verwachtingen weergeven. Iedere verklaring in dit bericht die expliciet of impliciet onze bedoelingen, opvattingen, verwachtingen of voorspellingen (en de daaraan ten grondslag liggende veronderstellingen) weergeeft, is een verklaring die een vooruitblik bevat. Dergelijke verklaringen zijn gebaseerd op plannen, schattingen en ramingen zoals het management van Nutreco die op dit moment tot haar beschikking heeft. Verklaringen die een vooruitblik bevatten, gelden dan ook uitsluitend per de datum waarop zij worden gedaan en wij verplichten ons er niet toe om een eventuele bijstelling daarvan openbaar te maken in het licht van nieuwe gegevens of toekomstige gebeurtenissen.

Aan verklaringen die een vooruitblik bevatten zijn inherente risico's en onzekerheden verbonden. Een aantal belangrijke factoren zou er dan ook toe kunnen leiden dat feitelijke, in de toekomst behaalde resultaten, wezenlijk afwijken van de resultaten zoals deze expliciet of impliciet in enige verklaring die een vooruitblik bevat, zijn aangegeven. Tot dergelijke factoren behoren onder meer marktomstandigheden in Europa, de Verenigde Staten en andere gebiedsdelen waar wij een substantieel deel van onze omzet genereren; het mogelijk in gebreke blijven van debiteuren of tegenpartijen in transacties; de implementatie van de herstructurering van onze onderneming, met inbegrip van de beoogde inkrimping van het personeelsbestand; de betrouwbaarheid van het beleid ten aanzien van risicobeheer, de procedures en de methodes. Nadere informatie over deze en andere factoren is opgenomen in ons jaarverslag. De in dit bericht opgenomen verklaringen die een vooruitblik bevatten, gelden per de datum van deze publicatie en de vennootschappen hebben zich er niet toe verplicht om enige verklaring in dit bericht te actualiseren.


nutreco
RECEIVED
2010 AUG 24 P 12:34

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 29 April 2010

Nutreco completes share buy-back program

Further to the share buy back program announced on 17 March 2010, Nutreco announces that:

- during the period from 17 March 2010 until and including 29 April 2010, Nutreco purchased 600,000 of its ordinary shares at an average price of EUR 46.19 per share.

Herewith the share buy back program with the purpose to cover employee stock plans and stock dividend is completed.

*****

Nutreco

Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs approximately 9,700 people in 30 countries, with sales in 80 countries. Nutreco is listed on the NYSE Euronext stock exchange in Amsterdam and with annual revenues of EUR 4.5 billion in 2009.

www.nutreco.com

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 (0)33 422 6134
Mobile: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com



United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PERSBERICHT

Amersfoort, 29 april 2010

Inkoopprogramma eigen aandelen Nutreco afgerond

Naar aanleiding van het inkoopprogramma eigen aandelen, zoals aangekondigd op 17 maart 2010, maakt Nutreco bekend dat:

- gedurende de periode van 17 maart 2010 tot en met 29 april 2010, heeft Nutreco 600.000 van haar eigen aandelen ingekocht voor een gemiddelde prijs van EUR 46,19 per aandeel.

Daarmee is het inkoopprogramma eigen aandelen ten behoeve van aandelen plannen voor werknemers en stockdividenden afgerond.

* * * * *

Nutreco

Nutreco heeft een leidende positie in de wereld van diervoeding en visvoer. Onze geavanceerde voeroplossingen zijn de basis voor miljoenen consumenten in de wereld. Kwaliteit, innovatie en duurzaamheid zijn verweven in onze bedrijfscultuur. Nutreco beschikt over een rijke historie van ruim 100 jaar kennis en ervaring, een solide fundament voor de toekomst. De onderneming heeft circa 9.700 medewerkers in 30 landen en verkoopt haar producten in 80 landen. Nutreco is genoteerd aan de Euronext-beurs in Amsterdam en had in 2009 een jaaromzet van 4,5 miljard euro.

www.nutreco.com

Voor meer informatie:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telefoon: +31 (0)33 422 6134
Mobiel: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com



United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PERSBERICHT

Amersfoort, 26 mei 2010

Nutreco verbetert condities van syndicaatslening

Nutreco heeft haar bestaande syndicaatslening succesvol aangepast. Deze doorlopende kredietfaciliteit wordt ondersteund door een groep van internationale banken. De looptijd van de faciliteit is verlengd van mei 2012 tot mei 2014. De rentemarge en kosten zijn aangepast aan de verbeterde condities op de kredietmarkt. Nutreco heeft daarnaast de kredietfaciliteit teruggebracht van EUR 550 miljoen tot EUR 500 miljoen, hoewel meer dan voldoende op de kredietfaciliteit was ingeschreven.

De financiële covenanten die gebaseerd zijn op netto schuld in verhouding tot EBITDA en EBITDA in verhouding tot netto financieringskosten zijn ongewijzigd. Met betrekking tot de kapitaalstructuur handhaaft Nutreco een voorzichtig financieel beleid, waarbij de interne criteria prudenter zijn dan de convenanten die samenhangen met de financieringen. Met de verlenging tot mei 2014 heeft Nutreco de looptijd van beschikbare kredietfaciliteiten verder verbeterd.

* * * * *

Nutreco

Nutreco heeft een leidende positie in de wereld van diervoeding en visvoer. Onze geavanceerde voeroplossingen zijn de basis voor miljoenen consumenten in de wereld. Kwaliteit, innovatie en duurzaamheid zijn verweven in onze bedrijfscultuur. Nutreco beschikt over een rijke historie van ruim 100 jaar kennis en ervaring, een solide fundament voor de toekomst. De onderneming heeft circa 9.700 medewerkers in 30 landen en verkoopt haar producten in 80 landen. Nutreco is genoteerd aan de Euronext-beurs in Amsterdam en had in 2009 een jaaromzet van 4,5 miljard euro.

www.nutreco.com

Voor meer informatie:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telefoon: +31 (0)33 422 6134
Mobiel: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com



PRESS RELEASE

Amersfoort, 26 May 2010

Nutreco successfully amends syndicated loan facility

Nutreco announced today that it has successfully amended its syndicated loan facility which is supported by a group of international relationship banks. The maturity of this revolving credit facility has been extended from May 2012 to May 2014. The amended interest and fee conditions reflect the improved conditions in the credit market. Nutreco decided to reduce the facility amount from EUR 550 million to EUR 500 million, although the facility was well oversubscribed.

The financial covenants, which are based on net senior debt compared to EBITDA and EBITDA compared to net financing costs, have not changed. The company maintains a prudent financial policy and uses internal criteria that are well within the criteria set in its credit facilities. With the extension to May 2014, Nutreco's debt maturity profile is further improved.

* * * * *

Nutreco

Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs approximately 9,700 people in 30 countries, with sales in 80 countries. Nutreco is listed on the NYSE Euronext stock exchange in Amsterdam and with annual revenues of EUR 4.5 billion in 2009.

www.nutreco.com

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 (0)33 422 6134
Mobile: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com



United States Securities and Exchange Commission
Washington, D.C. 20549

Filing pursuant to Rule 12g3-2(b)

ISSUER	FILE NO.
Nutreco Holding N.V.	82- 4927

PRESS RELEASE

Amersfoort, 24 June 2010

Nutreco Holding N.V. becomes Nutreco N.V.

With effect of Thursday 1 July 2010 the name Nutreco Holding N.V. will be changed into Nutreco N.V. The main reason for this is the wish to present Nutreco as one company with direct involvement in its animal nutrition and fish feed business.

The name change fits in Nutreco's strategy to expand its global market positions in feed specialties and fish feed in growth markets and to strengthen its leading compound feed market positions in Canada, the Netherlands and Spain. Nutreco ranks in the top three in revenues in the global animal nutrition industry.

The name change takes place with reference to the resolution to amend the articles of association, which was adopted at the Annual General Meeting of Shareholders of Nutreco Holding N.V. held on 1 April 2010. Euronext Amsterdam by NYSE Euronext has been requested to determine that listing of and trading in the ordinary shares with the nominal value of EUR 0.24 will start on Thursday 1 July 2010 under the new name Nutreco N.V. The trading symbol NUO and the ISIN code NL0000375400 will not change.

* * * * *

Nutreco

Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs approximately 9,700 people in 30 countries, with sales in 80 countries. Nutreco is listed on the NYSE Euronext stock exchange in Amsterdam and with annual revenues of EUR 4.5 billion in 2009.

www.nutreco.com

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 (0)33 422 6134
Mobile: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com



PERSBERICHT

Amersfoort, 24 juni 2010

Nutreco Holding N.V. wordt Nutreco N.V.

Met ingang van donderdag 1 juli 2010 zal de naam Nutreco Holding N.V. worden gewijzigd in Nutreco N.V. De belangrijkste reden voor de naamswijziging is de wens van Nutreco zich duidelijker te profileren als één onderneming met directe betrokkenheid bij haar bedrijfsactiviteiten in diervoeding en visvoer.

De naamswijziging past bij Nutreco's strategie om haar wereldwijde marktposities in speciaalvoer en visvoer uit te breiden in groeimarkten en om haar leidende marktposities in diervoeding in Canada, Nederland en Spanje te versterken. Nutreco behoort wereldwijd in omzet tot de top drie van diervoedingsondernemingen.

De naamswijziging vindt plaats onder verwijzing naar de statutenwijziging waartoe in de op 1 april 2010 gehouden Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V. is besloten. Aan Euronext Amsterdam by NYSE Euronext is verzocht te bepalen dat de notering van en handel in de gewone aandelen van nominaal EUR 0,24 per donderdag 1 juli 2010 zal aanvangen onder de nieuwe naam Nutreco N.V. Het handelssymbool NUO en de ISIN code NL0000375400 zullen niet wijzigen.

*****

Nutreco

Nutreco heeft een leidende positie in de wereld van diervoeding en visvoer. Onze geavanceerde voeroplossingen zijn de basis voor miljoenen consumenten in de wereld. Kwaliteit, innovatie en duurzaamheid zijn verweven in onze bedrijfscultuur. Nutreco beschikt over een rijke historie van ruim 100 jaar kennis en ervaring, een solide fundament voor de toekomst. De onderneming heeft circa 9.700 medewerkers in 30 landen en verkoopt haar producten in 80 landen. Nutreco is genoteerd aan de Euronext-beurs in Amsterdam en had in 2009 een jaaromzet van 4,5 miljard euro.

www.nutreco.com

Voor meer informatie:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telefoon: +31 (0)33 422 6134
Mobiel: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com



United States Securities and Exchange Commission
Washington, D.C. 20549

Filing pursuant to Rule 12g3-2(b)

ISSUER	FILE NO.
Nutreco ~~Holding~~ N.V.	82- 4927

PRESS RELEASE

Amersfoort, 1 July 2010

Nutreco acquires Tomboy Aquafeed JSC in Vietnam

Nutreco announced today that it has acquired 100% of the shares in Tomboy Aquafeed JSC in Vietnam, a reputable and profitable Vietnamese fish and shrimp feed company. With a number four market position, Tomboy Aquafeed is a leading player in Vietnam for shrimp. Recently it invested in a new plant and started producing feed for marine and high value fresh water species such as tilapia, barramundi, snapper and grouper. Tomboy has two plants near Ho Chi Min City and in the Long An Province and employs approximately 300 staff. Annual revenues amounted to EUR 18 million in 2009.

Vietnam is the third largest country in global aquaculture, after China and India, and is one of the world's largest producers of shrimps. With a 3,260 kilometer coast line and the Mekong Delta it has over the past decade experienced strong growth of its aquaculture sector, initially for shrimp, then catfish and recently also for marine fish species. Vietnam is poised to develop into a leading Asian producer and processor of farmed shrimp and marine fish with a strong export focus.

Tomboy Aquafeed produces high-quality feed and has a good brand recognition based on reliability, quality and customer support. Its technical support service is regarded and appreciated by farmers and it has one of the best country-wide distribution networks in Vietnam for fish and shrimp feed.

Knut Nesse, Nutreco Executive Vice-President Aquaculture: "Skretting has a global leading position for the production of high-quality fish feed in a sustainable manner. We want to capitalize on this position and our know-how by approaching new markets with regards to geography and species. This acquisition perfectly fits in our growth strategy to further develop positions in strategic markets with feed for new species such as shrimp. It offers Skretting an entrance in Vietnam and an interesting platform for future growth."

The acquisition of Tomboy Aquafeed fits in Nutreco's strategy to expand its global market positions in feed specialties and fish feed in growth markets.

* * * * *

Nutreco

Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs approximately 9,700 people in 30 countries, with sales in 80 countries. Nutreco is listed on the NYSE Euronext stock exchange in Amsterdam and with annual revenues of EUR 4.5 billion in 2009.

www.nutreco.com

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 (0)33 422 6134
Mobile: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com



United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco-Holding N.V.	FILE NO. 82- 4927

PERSBERICHT

Amersfoort, 1 juli 2010

Nutreco neemt Tomboy Aquafeed JSC in Vietnam over

Nutreco maakte vandaag bekend dat het 100% van de aandelen heeft overgenomen van Tomboy Aquafeed JSC, een gerenommeerde en winstgevende Vietnamese vis- en garnalenvoeronderneming. Tomboy Aquafeed is met een nummer vier positie een toonaangevende speler op de Vietnamese garnalenmarkt. Het bedrijf investeerde onlangs in een nieuwe fabriek voor de productie van voer voor tilapia, barramundi, snapper en grouper. Tomboy heeft twee fabrieken, een in de buurt van Ho Chi Min Stad en een in de provincie Long An. Er werken ongeveer 300 mensen. De omzet bedroeg in 2009 EUR 18 miljoen.

Vietnam is na China en India de grootste speler ter wereld op het gebied van viskweek. Het land is een van de grootste producenten van garnalen wereldwijd. Met 3.260 kilometer kust en de Mekong Delta heeft de viskweeksector het afgelopen decennium een flinke groei door kunnen maken, eerst op het gebied van garnalen en meerval, maar later ook op het gebied van zeevissoorten. Vietnam ontwikkelt zich tot een toonaangevende producent en verwerker van gekweekte garnalen en zeevis in Azië, met een sterke nadruk op export.

Tomboy Aquafeed produceert voer van hoge kwaliteit en heeft een goede naamsbekendheid, die is gebaseerd op betrouwbaarheid, kwaliteit en klantenservice. Hun technische ondersteuning wordt door klanten goed beoordeeld en gewaardeerd. Ook beschikt het bedrijf over een goed distributienetwerk voor vis- en garnalenvoer in geheel Vietnam.

Knut Nesse, Nutreco's Executive Vice-President Aquaculture: "Skretting heeft wereldwijd een toonaangevende positie op het gebied van duurzame productie van kwaliteitsvoer. Wij willen profiteren van deze positie en onze kennis, door nieuwe markten te betreden, zowel geografisch als met nieuwe vissoorten. De acquisitie van Tomboy Aquafeed is in lijn met onze groeistrategie om onze wereldwijde posities in strategische markten verder te versterken met voer voor andere soorten in de aquacultuur zoals garnaal. De overname is voor Skretting een mooie ingang op de Vietnamese markt en een goede basis voor verdere groei."

De overname van Tomboy Aquafeed past in de strategie van Nutreco om haar mondiale marktposities op het gebied van speciaalvoer en visvoer uit te bouwen in groeimarkten.

* * * * *

Nutreco

Nutreco heeft een leidende positie in de wereld van diervoeding en visvoer. Onze geavanceerde voeroplossingen zijn de basis voor miljoenen consumenten in de wereld. Kwaliteit, innovatie en duurzaamheid zijn verweven in onze bedrijfscultuur. Nutreco beschikt over een rijke historie van ruim 100 jaar kennis en ervaring, een solide fundament voor de toekomst. De onderneming heeft circa 9.700 medewerkers in 30 landen en verkoopt haar producten in 80 landen. Nutreco is genoteerd aan de Euronext-beurs in Amsterdam en had in 2009 een jaaromzet van 4,5 miljard euro.

www.nutreco.com

Voor meer informatie:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telefoon: +31 (0)33 422 6134
Mobiel: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com



United States Securities and Exchange Commission
Washington, D.C. 20549

Filing pursuant to Rule 12g3-2(b)

ISSUER Nutreco ~~Holding~~ N.V. | FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 29 July 2010

Excellent results for the first half of 2010: Strong increase in operating result (EBITA) to EUR 84 million

- **Revenues of EUR 2,250.5 million; an increase of 5.8% compared with the first half of 2009**
- **Strong increase in volume of Fish feed and Premix and feed specialties**
- **All business segments report better operating results compared with the first half of 2009**
- **2010 interim dividend of EUR 0.50 in cash or shares**
- **For the full year 2010, Nutreco expects an increase of approximately 25% in EBITA before exceptional items compared with 2009 (EUR 175.2 million)**

Key figures
(EUR x million)

	H1 2010	H1 2009	Change
Revenue from 'continuing operations'	2,250.5	2,127.7	5.8%
Operating result before exceptional items and amortisation (EBITA)	84.0	41.6	101.9%
Operating result from 'continuing operations' before amortisation (EBITA)	74.1	38.5	92.5%
Profit after tax from 'continuing operations'	40.4	13.7	194.9%
Basic earnings per share from 'continuing operations' (EUR)	1.13	0.36	213.9%
Interim dividend per ordinary share (EUR)	0.50	0.20	150.0%

Wout Dekker, CEO Nutreco: "We have had excellent first six months. The results are better than in the same period last year for all business segments. These results, the recovery of the markets and our good financial situation give us confidence for the future. We are also very pleased with the composition and quality of our results. For the second half of the year, we expect results in line with the very strong second half of 2009. For the full year this will lead to an increase of approximately 25% in EBITA before exceptional items."

All business segments report better operating results
"Our premix and feed specialties operations have very good results, with a growth in volume and an improved product mix. Fish feed operations show strong growth in Norway and we experience a recovery in the Chilean aquaculture sector. Our compound feed operations in Europe reported business results in line with the trend of the last quarters of 2009. The results in The Netherlands improved substantially compared with the first half of 2009. In Spain the acquisition of Cargill's compound feed operations contributed to revenues. The integration and optimisation of factories is progressing well. Our meat operations had good results, slightly better than in the first half of 2009."

Focus on strengthening global position in Fish feed and Premix and feed specialties
"The recent acquisition of a fish and shrimp feed business in Vietnam is in line with our strategy to further strengthen our position in feed for amongst others shrimp, tilapia, barramundi, snapper and grouper, in countries of strategic importance. After China and India, Vietnam is the world's largest aquaculture producer. For Nutreco, the acquisition is a good entry into the Vietnamese market and a basis for further growth.

Next to this acquisition Nutreco is investing in renewing and expanding its production capacity. In March we announced the investment of EUR 20 million in upgrading and expanding the fish feed factory in Australia. The investment will enable Skretting to meet the growing demand for high-quality fish feed for salmon, trout, barramundi and tuna in both Australia and New Zealand. Since 2001, the volume for fish feed in this region has grown by 10% annually.

In April, Nutreco announced a EUR 6 million investment in upgrading and expanding the production capacity of Selko, a producer of additives for animal nutrition. This investment will enable Selko to meet the globally growing demand for alternatives to antibiotics and for products that can contribute to controlling the development of salmonella in animal nutrition, raw materials for animal nutrition and drinking water.

Nutreco remains focused on growth by innovations and we continue to execute our strategy to further strengthen our global market position in Premix and feed specialties and Fish feed by means of organic growth and acquisitions."

NOTES ON FINANCIAL RESULTS

Revenue

(EUR x million)	**H1 2010**	**H1 2009**	**Δ%**
Premix and feed specialties	520.8	492.8	5.7%
Fish feed	521.0	438.4	18.8%
Compound feed Europe	509.5	469.2	8.6%
Animal Nutrition Canada	192.4	190.5	1.0%
Meat and other	506.8	536.8	-5.6%
Total revenue Nutreco	**2,250.5**	**2,127.7**	**5.8%**

Revenue from Nutreco's 'continuing operations' was EUR 2,250.5 million in the first half of 2010, up 5.8% over the same period in 2009. Of this increase, 2.6% was due to higher volume. There was a strong increase in volume, particularly in Fish feed, Premix and feed specialties of respectively 10.5% and 8.1%. The price effect in revenue was -5.0%. This was related to price decreases as lower raw material prices were passed on. The contribution from acquisitions was 4.2% and concerned the acquisition of compound feed operations from Cargill in Spain and Portugal and the acquisition of premix and fish feed operations from Fri-Ribe in Brazil. The exchange rate effect was 4.0% and was mainly caused by a positive translation effect as a result of a stronger Canadian dollar, US dollar and Norwegian krone.

EBITA before exceptional items

(EUR x million)	**H1 2010**	**H1 2009**	**Δ%**
Premix and feed specialties	42.4	31.8	33.3%
Fish feed	19.1	11.1	72.1%
Compound feed Europe	10.2	-12.9	-
Animal Nutrition Canada	10.4	9.7	7.2%
Meat and other	12.8	11.3	13.3%
Corporate	-10.9	-9.4	16.0%
EBITA *'continuing operations'* before exceptional items	**84.0**	**41.6**	**101.9%**

Operating result

In the first half of the year, EBITA before exceptional items increased by 101.9% to EUR 84.0 million (2009: EUR 41.6 million).

The **Premix and feed specialties** segment achieved excellent results due to an increase in sales and a strong focus on products with more added value. EBITA before exceptional items rose by 33.3% to EUR 42.4 million (2009: EUR 31.8 million).
The **Fish feed** segment achieved EBITA before exceptional items that were 72.1% higher at EUR 19.1 million compared with EUR 11.1 million in 2009. The operating result for the first half of the year is better than for the first half of 2009, mostly due to increased volume in salmon supplies from Norway, a recovery in volume from Chile as well as the positive impact of the exchange rates.
EBITA before exceptional items for the **Compound feed Europe** segment was EUR 10.2 million (2009: EUR -12.9 million). Profitability recovered well compared with the first half of 2009; raw materials prices have decreased and prices for meat, eggs and dairy products are now higher than a year ago.
EBITA before exceptional items for **Animal Nutrition Canada** increased by 7.2% to EUR 10.4 million (2009: EUR 9.7 million), partly as a result of a favourable translation result for the Canadian dollar.
The **Meat and other** segment reported an increase of 13.3%. EBITA before exceptional items rose to EUR 12.8 million compared with EUR 11.3 million in the first half of 2009.

Net financing costs

Net financing costs for 'continuing operations' amounted to EUR 13.0 million (2009: EUR 15.2 million) and decreased mainly as a consequence of a one-time benefit.

Financial expenses amounted to EUR 18.8 million (2009: EUR 17.6 million). The financial expenses mainly consist of interest paid on the US private placements, the revolving credit facility and the dividend on cumulative preference shares 'A'.

Financial income increased to EUR 4.2 million (2009: EUR 2.9 million). The foreign currency exchange result for the first half of 2010 was a profit of EUR 1.6 million (2009: a loss of EUR 0.5 million), which included a release of a reserve for translation differences.

Income tax expenses

Income tax expenses on 'continuing operations' increased from EUR 5.6 million to EUR 15.0 million. The effective tax rate on 'continuing operations' in the first half of 2009 was 27.1%. The effective tax rate for the full year 2010 is expected to be 26-28%.

Result for the period

The result after tax from 'continuing operations' increased by 194.9% from EUR 13.7 million to EUR 40.4 million. Basic earnings per share for 'continuing operations' increased by 213.9% to EUR 1.13 (2009: EUR 0.36). The result for the period attributable to equity holders of Nutreco was EUR 39.3 million (2009: EUR 12.3 million).

Cash position and capital structure

The net debt position as at 30 June 2010 was EUR 313.1 million (31 December 2009: EUR 222.9 million). A significant part of the borrowings is denominated in Canadian and US dollars as a net investment hedge; the strengthening in both currencies led to an increase in net debt of EUR 54 million. At the same time this led to an increase of the assets in most foreign currencies. Total equity as at 30 June 2010 was EUR 761.6 million (31 December 2009: EUR 740.7 million). The net working capital of EUR 181.0 million was EUR 74.2 million lower than on 30 June 2009 (EUR 255.2 million).

In May 2010, Nutreco extended the maturity of its existing revolving credit facility from May 2012 to May 2014. The interest margins and fees were reduced. The facility is supported by an international group of banks. With this amendment Nutreco has further extended its debt maturity profile.

Interim dividend

The interim dividend is EUR 0.50 per ordinary share (2009: EUR 0.20). The dividend will be paid out in shares or in cash, at the shareholder's option. The value of the dividend in shares will be virtually equal to that of the cash dividend. The ex-dividend date is 30 July 2010. The exchange ratio will be determined after the close of markets on 13 August 2010, based on the weighted average rate of the past three days of the selected option period, which is 11, 12 and 13 August 2010. Both the cash and stock dividends will be made payable on 19 August 2010. Nutreco's policy is to pay out a dividend of 35-45% of the annual profit over the fiscal year, excluding impairment and results on disposed activities.

Outlook

Barring unforeseen circumstances, Nutreco expects EBITA before exceptional items in the second half of the year to be in line with the very strong second half of 2009 (EUR 133.6 million). For the full year 2010 this will result in an increase of approximately 25% in EBITA before exceptional items compared with 2009 (EUR 175.2 million).

Strategy

Nutreco will continue to focus on growth in animal nutrition and fish feed by means of:

- Focusing on geographical regions and markets with prospects for structural profitable growth in countries such as Brazil, China, Russia and Vietnam;
- Participating in consolidation in countries where Nutreco has a leading position in compound feed, such as Canada/North America, the Netherlands and Spain;
- Further strengthen our global market position in Premix and feed specialties and Fish feed through independent growth and acquisitions;
- Implementing Nutreco's innovation strategy.

Nutreco will publish a trading update on the third quarter of 2010 on 28 October 2010.

* * * * *

No audit performed

Nutreco

Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs approximately 9,700 people in 30 countries, with sales in 80 countries. Nutreco is listed on the NYSE Euronext stock exchange in Amsterdam and with annual revenues of EUR 4.5 billion in 2009.

www.nutreco.com

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 (0)33 422 6134
Mobile: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com

Cautionary note regarding forward-looking statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not based on historical fact, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Such statements are based on plans, estimates and projections as currently available to the management of Nutreco. Forward-looking statements therefore speak only as of the date they are made and we assume no obligation to publicly update any of them in the light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of significant factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include but are not limited to conditions on the markets in Europe, the United States and elsewhere from which we derive a substantial portion of our revenue, potential defaults on the part of borrowers or trading counterparties, the implementation of our restructuring programme including the envisaged reduction in headcount and the reliability of our risk management policies, procedures and methods. For more information on these and other factors, please refer to our annual report. The forward-looking statements contained in this announcement are made as of the date hereof and the companies assume no obligation to update any forward-looking statement contained in this announcement.

OPERATING SEGMENT INFORMATION

Premix and feed specialties

Key figures

(EUR x million)

	H1 2010	H1 2009	Change
Revenue (third parties)	520.8	492.8	5,7%
EBITDA*	47.1	36.1	30.5%
EBITA*	42.4	31.8	33.3%
Operating margin (EBITA*/revenue)	8.1%	6.5%	
Operating result (EBIT*)	40.5	30.2	34.1%

* Before exceptional items

Revenue in Premix and feed specialties was EUR 520.8 million (first half of 2009: EUR 492.8 million). Volumes in Premix and feed specialties were up 8.1%, primarily due to higher revenue in Poland, Turkey and the United Kingdom. Volume increased as a result of globally improved market conditions in agriculture. Prices were 4.8% lower on average due to lower raw materials prices. The acquisition of Fri-Ribe in Brazil contributed 5.4% to revenue. The exchange rate effect was 3.2%. This analysis excludes EUR 34.0 million in compound feed revenue outside Europe in the first half of 2009 (first half of 2010: EUR 7.1 million), reported under Premix and feed specialties.

EBITA before exceptional items for Premix and feed specialties increased by 33.3% to EUR 42.4 million compared with EUR 31.8 million in the first half of 2009. The improved result was due to higher volumes, an improved product mix including more higher-margin products and the contribution of the acquisition of Fri-Ribe in Brazil.

In April, Nutreco announced an investment of EUR 6 million in renewing and expanding the production capacity of Selko, a producer of additives for animal nutrition.This investment enables Selko to meet the globally growing demand for alternatives to antibiotics and for products that can control the development of salmonella in animal nutrition, raw materials for animal nutrition and drinking water. The increased demand is also due to increasingly extensive legislation and new food safety requirements. Selko products enable animal nutrition companies and livestock operations to meet increasingly stringent legislation, improve food safety further and maintain the nutritional value of their products. Increasing demand for Selko products in Asia, Europe and the Americas makes such renewal and expansion essential.

Fish feed

Key figures

(EUR x million)

	H1 2010	H1 2009	Change
Revenue (third parties)	521.0	438.4	18.8%
EBITDA*	28.0	19.5	43.6%
EBITA*	19.1	11.1	72.1%
Operating margin (EBITA*/revenue)	3.7%	2.5%	
Operating result (EBIT*)	18.9	10.8	75.0%

* Before exceptional items

Fish feed revenue of EUR 521.0 million is 18.8% higher than in the first half of 2009. In the first half year, volume increased by 10.5%, the price effect was 0.5% and the exchange rate effect was 7.8%. There was strong volume growth in Norway in the first half of the year, as well as in other regions to a lesser extent. The situation in Chile is showing clear signs of improvement and, compared to 2009, this year a market growth of 12% in salmon feed is expected.

The business result for the first half of the year is better than in the first half of 2009, primarily due to strong demand in Norway and a recovery in demand in Chile. The introduction of the new nutrition concept known as MicroBalance™ in 2010 was a great success. MicroBalance™ enables Nutreco to replace the scarce raw material fish meal with vegetable alternatives. This means the fish feed contains 15% fish meal compared with 45% a few years ago.

In July 2010, Nutreco announced the acquisition of Tomboy Aquafeed (Skretting Vietnam), a renowned and profitable Vietnamese fish and shrimp feed business. The transaction is expected to be completed by the end of September 2010. The company is the fourth-largest player in the Vietnamese shrimp market. It recently invested in a new factory to produce feed for tilapia, barramundi, snapper and grouper. The company has two plants – one near Ho Chi Minh City and one in Long An province - employing about 300 people. Revenue in 2009 was EUR 18 million.

After China and India, Vietnam is the largest global player in aquaculture. The country is one of the world's largest producers of shrimp. With 3,260 kilometres of coastline and the Mekong Delta, the aquaculture sector has been able to grow considerably in the past decade, initially in both shrimp and catfish in particular, and more recently in other marine fish species. Vietnam is developing into a leading producer and processor of cultivated shrimp and marine fish in Asia, with a strong emphasis on exports. This acquisition also offers a platform for further growth in Asia.

Nutreco is also investing EUR 20 million in modernising and expanding the fish feed factory in Australia. The investment enables Skretting to meet the growing demand for high-quality fish feed for salmon, trout, barramundi and tuna in both Australia and New Zealand. Since 2001, the volume for fish feed in this region has grown by 10% annually. The investment in the factory, which results in capacity being doubled to 120,000 tonnes a year, includes the installation of a second product line, modernisation of the silos and integration of an existing line in the renovated factory.

Compound feed Europe

Key figures

(EUR x million)

	H1 2010	H1 2009	Change
Revenue (third parties)	509.5	469.2	8.6%
EBITDA*	16.4	-7.2	-
EBITA*	10.2	-12.9	-
Operating margin (EBITA*/revenue)	2.0%	-2.7%	
Operating result (EBIT*)	9.5	-13.4	-

* Before exceptional items

Revenue in Compound feed Europe sector increased by EUR 40.3 million to EUR 509.5 million (first half of 2009: EUR 469.2). The largest contribution to the increase in revenue resulted from the acquisition of the compound feed operations of Cargill in Spain and Portugal (16.3%). The price effect on revenue was -4.5% and volumes were 3.2% lower than in the same period in 2009.

EBITA for Compound feed Europe was EUR 10.2 million (first half of 2009: EUR -12.9 million). Profitability has recovered well compared with the first half of 2009; raw materials prices have decreased and due to the favourable developments in the prices of meat, eggs and dairy products, demand for these products is displaying slight improvement and is now higher than a year ago. The market conditions in Spain have not yet recovered entirely. This is primarily a result of the economic situation in which the country finds itself.

The integration of Cargill's compound feed operations in Spain and Portugal, acquired in 2009, is progressing according to plan. Nutreco's aim is to bring the profitability of the acquired operations into line with existing operations.

Animal Nutrition Canada

Key figures

(EUR x million)

	H1 2010	H1 2009	Change
Revenue (third parties)	192.4	190.5	1.0%
EBITDA*	13.0	11.9	9.2%
EBITA*	10.4	9.7	7.2%
Operating margin (EBITA*/revenue)	5.4%	5.1%	
Operating result (EBIT*)	7.6	7.3	4.1%

* Before exceptional items

Revenue in the first half of 2010 for Animal Nutrition Canada was EUR 192.4 million compared with EUR 190.5 million in the first half of 2009. The increase was the result of the exchange rate effect of 15.3%. Prices (-9.4%) and volumes (-4.9%) were lower than in the first half of 2009. Feed volumes for chickens and cattle are stable but those for pigs are still lower as a result of the weaker export markets. The price effect of -9.4% is the result of charging lower raw materials prices to the price of the feed.

EBITA increased from EUR 9.7 million to EUR 10.4 million due to the effect of conversion from the Canadian dollar to the euro.

Meat and other

Key figures

(EUR x million)

	H1 2010	H1 2009	Change
Revenue (third parties)	506.8	536.8	-5,6%
EBITDA*	17.5	16.1	8.7%
EBITA*	12.8	11.3	13.3%
Operating margin (EBITA*/revenue)	2.5%	2.1%	
Operating result (EBIT*)	12.3	10.9	12.8%

* Before exceptional items

Revenue for Meat and other operations declined by 5.6%, mainly as a result of a price decrease of 9.4% due to passing on lower feed prices. Volumes were 2.0% higher than in the previous year. The acquisition effect was 0.9% and relates to the acquisition of Cargill's operations in Spain and Portugal.

EBITA for Meat and other was EUR 12.8 million compared with EUR 11.3 million in the first half of 2009. The increased profitability in poultry and pigs was the result of a margin improvement due to lower feed prices. Poultry farms in Canada achieved slightly higher results due to a positive translation impact of the Canadian dollar and the euro.

Consolidated income statement

(EUR x million)	H1 2010	H1 2009	Δ%
Revenue	**2,250.5**	**2,127.7**	**5.8%**
Raw materials and consumables used	-1,760.7	-1,703.9	3.3%
Change in fair value of biological assets	0.4	-4.3	-
Changes in inventories of finished goods and work in progress	8.3	-3.0	-
Gross margin	**498.5**	**416.5**	**19.7%**
Other operating income	10.4	12.6	-17.5%
Personnel costs	-242.8	-215.1	12.9%
Depreciation and amortisation expenses	-34.5	-31.6	9.2%
Impairment of long-lived assets	0.0	-3.1	-
Other operating expenses	-164.0	-146.2	12.2%
Operating result from 'continuing operations'	**67.6**	**33.1**	**104.2%**
Financial income	4.2	2.9	
Financial expenses	-18.8	-17.6	
Foreign exchange result	1.6	-0.5	
Net financing costs	**-13.0**	**-15.2**	**-14.5%**
Share in results of associates	0.8	1.4	-42.9%
Result before tax from 'continuing operations'	**55.4**	**19.3**	**187.0%**
Income tax expense	-15.0	-5.6	167.9%
Result after tax from 'continuing operations'	**40.4**	**13.7**	**194.9%**
Result after tax from 'discontinued operations'	0.0	0.0	
Total result for the period	**40.4**	**13.7**	**194.9%**
Attributable to:			
Equity holders of Nutreco	39.3	12.3	219.5%
Non-controlling interest	1.1	1.4	
Total result for the period	**40.4**	**13.7**	**194.9%**
Key figures on operating result (EUR x million)			
Earnings Before Interest, Tax and Amortization (EBITA)	74.1	38.5	92.5%
Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA)	102.1	64.7	57.8%

No audit performed

Key figures per share for 'continuing operations'	H1 2010	H1 2009	Δ%
Basic earnings per share for 'continuing operations' (EUR)	1.13	0.36	213.9%
Diluted earnings per share for 'continuing operations' (EUR)	1.13	0.36	213.9%
Weigthted average number of shares outstanding for the period (x thousand)	34,854	34,378	
Weighted average number of diluted shares outstanding for the period (x thousand)	34,854	34,383	
Number of ordinary shares outstanding as at 30 June (x thousand)	34,778	34,695	
Key figures per share (EUR)			
Basic earnings per share	1.13	0.36	213.9%
Diluted earnings per share	1.13	0.36	213.9%

Consolidated statement of comprehensive income

(EUR x million)	H1 2010	H1 2009
Total result for the period	**40.4**	**13.7**
Other comprehensive income		
Net investment hedges		
- Revaluation investments	109.4	33.1
- Revaluation net investment hedge	-81.1	-27.1
	28.3	**6.0**
Changes in cash flow hedges other than currency	1.3	4.4
Non-controlling interest	0.3	-
Income tax relating to components of comprehensive income	-0.6	-1.3
Other comprehensive income for the period, net of income tax	**29.3**	**9.1**
Total comprehensive income for the period	**69.7**	**22.8**
Total comprehensive income attributable to:		
Equity holders of Nutreco	68.3	21.4
Non-controlling interest	1.4	1.4
Total comprehensive income for the period	**69.7**	**22.8**

Condensed operating segments

(EUR x million)	H1 2010	H1 2009	Δ%
Revenues by segment *'continuing operations'*			
Revenues to third parties			
Premix and feed specialties	520.8	492.8	5.7%
Fish feed	521.0	438.4	18.8%
Compound feed Europe	509.5	469.2	8.6%
Animal Nutrition Canada	192.4	190.5	1.0%
Meat and other	506.8	536.8	-5.6%
Revenues *'continuing operations'*	**2,250.5**	**2,127.7**	**5.8%**
Operating result before exceptional items and amortisation (EBITA) per segment *'continuing operations'*			
Premix and feed specialties	42.4	31.8	33.3%
Fish feed	19.1	11.1	72.1%
Compound feed Europe	10.2	-12.9	-
Animal Nutrition Canada	10.4	9.7	7.2%
Meat and other	12.8	11.3	13.3%
Corporate	-10.9	-9.4	16.0%
EBITA *'continuing operations'* before exceptional items	**84.0**	**41.6**	**101.9%**
Restructuring	-9.9	-4.2	
Impairment charges	-	-3.1	
Other	-	4.2	
Total exceptional items	**-9.9**	**-3.1**	
Total EBITA *'continuing operations'*	**74.1**	**38.5**	**92.5%**
Operating result by segment from *'continuing operations'* (EBIT)			
Premix and feed specialties	40.5	30.2	34.1%
Fish feed	18.9	10.8	75.0%
Compound feed Europe	9.5	-13.4	-%
Animal Nutrition Canada	7.6	7.3	4.1%
Meat and other	12.3	10.9	12.8%
Corporate	-11.3	-9.6	17.7%
Operating result *'continuing operations'* before exceptional items	**77.5**	**36.2**	**114.1%**
Total exceptional items	**-9.9**	**-3.1**	
Total operating result from *'continuing operations' before exceptional items* (EBIT)	**67.6**	**33.1**	**104.2%**

Condensed segment reporting
Revenue per quarter

(EUR x million)	Q1 2010	Q1 2009	Δ%	Q2 2010	Q2 2009	Δ%
Revenues to third parties						
Premix and feed specialties	254.9	257.9	-1.2%	265.9	234.9	13.2%
Fish feed	217.1	189.4	14.6%	303.9	249.0	22.0%
Compound feed Europe	261.6	238.4	9.7%	247.9	230.8	7.4%
Animal nutrition Canada	91.1	92.6	-1.6%	101.3	97.9	3.5%
Meat and other	247.9	265.6	-6.7%	258.9	271.2	-4.5%
Revenues *'continuing operations'*	**1,072.6**	**1,043.9**	**2.7%**	**1,177.9**	**1,083.8**	**8.7%**

Consolidated balance sheet

(EUR x million)	30 June 2010	31 December 2009
Assets		
Property, plant and equipment	544.4	517.1
Intangible assets	350.7	310.4
Investments in associates	22.3	19.8
Other investments	31.5	43.4
Deferred tax assets	30.0	26.3
Total non-current assets	**978.9**	**917.0**
Inventories	303.8	251.0
Biological assets	113.3	104.9
Income tax receivables	11.5	13.8
Trade and other receivables	639.9	606.0
Cash and cash equivalents	202.3	232.6
Total current assets	**1,270.8**	**1,208.3**
Total assets	**2,249.7**	**2,125.3**
Issued and paid-up share captial	8.4	8.4
Share premium	159.5	159.5
Treasury shares	-15.9	-1.2
Hedging reserve	-12.2	-13.5
Retained earnings	564.3	507.9
Undistributed result	39.3	90.3
Translation reserve	7.1	-21.2
Equity attributable to equity holders of Nutreco	**750.5**	**730.2**
Non-controlling interest	11.1	10.5
Total equity	**761.6**	**740.7**
Liabilities		
Interest-bearing borrowings	469.5	414.0
Employee benefits	12.4	11.1
Provisions	3.6	3.6
Deferred tax liabilities	22.6	15.4
Total non-current liabilities	**508.1**	**444.1**
Interest-bearing borrowings	45.9	41.5
Employee benefits	33.4	42.6
Provisions	8.2	14.6
Income tax liabilities	16.5	15.6
Trade and other payables	876.0	826.2
Total current liabilities	**980.0**	**940.5**
Total liabilities	**1,488.1**	**1,384.6**
Total equity and liabilities	**2,249.7**	**2,125.3**

No audit performed

Consolidated cash flow statement

(EUR x million)	H1 2010	H1 2009
Total result for the period	**40.4**	**13.7**
Net financing costs 'continuing operations'	13.0	15.2
Share in results of associates	-0.8	-1.4
Income tax expense 'continuing operations'	15.0	5.6
Impairment losses on long-lived assets	0.0	3.1
Depreciation 'continuing operations'	28.0	26.2
Amortisation 'continuing operations'	6.5	5.4
Equity settled share-based payment expense	1.8	1.6
Changes in fair value of other investments	-0.6	0.0
Changes in fair value of biological assets	-0.4	4.3
Changes in fair value foreign exchange contracts	-2.1	4.9
Changes in fair value of commodity contracts	0.0	-11.1
Loss on sale of property, plant and equipment	-0.1	-0.2
Loss on sale of intangible assets	0.0	-4.3
Cash flows from operating activities before changes in working capital and provisions	**100.7**	**63.0**
Increase in working capital	-40.1	-10.6
Decrease/increase in employee benefits	-10.5	0.9
Decrease in provisions	-6.5	-0.5
Cash generated from operations	**43.6**	**52.8**
Interest received	2.1	2.8
Interest paid	-18.9	-16.2
Income taxes paid	-8.1	-8.7
Dividends received	0.5	0.3
Net cash from operating activities	**19.2**	**31.0**
Acquisition of property, plant and equipment	-23.4	-30.7
Acquisition of intangible assets	-1.6	-0.7
Acquisition of group companies net of cash acquired	-0.5	0.0
Acquisition of non-controlling interest	-1.6	0.0
Acquisition of associates	0.0	-2.8
Acquisition of other investments	-0.8	-8.4
Proceeds from the sale of property, plant and equipment	1.6	3.8
Proceeds from the sale of intangible assets	0.0	0.3
Proceeds from the sale of business	0.0	5.0
Disposal of subsidiaries net of cash disposed of	-0.8	0.0
Proceeds from the sale of share in associates	0.5	0.0
Repayments on other investments	10.7	0.4
Net cash used in investing activities	**-15.9**	**-33.1**
Usage of treasury shares	0,7	0.9
Repurchase shares	-27.7	0.0
Dividends paid to equity holders of Nutreco	-19.3	-24.7
Dividends paid to minority shareholders	0.0	-0.6
Repayment of borrowings	-17.3	-181.0
Proceeds from borrowings	20.3	166.1
Net cash used in financing activities	**-43.3**	**-39.3**
Decrease in cash and cash equivalents	-40.0	-41.4
Cash and cash equivalents at 1 January	201.0	151.8
Effect of exchange rate fluctuations on cash held	8.1	1.7
Cash and cash equivalents at 30 June	**169.1**	**112.1**
Cash and cash equivalents at 30 June	202.3	179.7
Bank overdrafts at 30 June	-33.2	-67.6
Cash and cash equivalents for the cash flow statements at 30 June	**169.1**	**112.1**

No audit performed

Statement of changes in equity

(EUR x million)	Issued and paid-up share capital	Share premium account	Treasury shares	Hedging reserve	Retained earnings	Undistributed result	Translation reserve	Total attributable to equity holders	Non-controlling interest	Total equity
As at 1 January 2009	**8.4**	**159.5**	**-28.0**	**-14.1**	**444.2**	**114.8**	**-29.8**	**655.0**	**10.5**	**665.5**
Transactions with shareholders										
Undistributed result					114.8	-114.8		0.0		0.0
Dividend on ordinary shares					-28.6			-28.6	-1.2	-29.8
Stock dividend			18.7		-18.7			0.0		0.0
Usage of treasury shares			8.0		-6.7			1.3		1.3
Divestment								0.0	-1.5	-1.5
Share-based payments					3.0			3.0		3.0
Options exercised			0.1					0.1		0.1
Total transactions with shareholders	**0.0**	**0.0**	**26.8**	**0.0**	**63.8**	**-114.8**	**0.0**	**-24.2**	**-2.7**	**-26.9**
Comprehensive income for the period										
Total result for the period						90.3		90.3	2.7	93.0
Other comprehensive income for the period (net of income tax)				0.6	-0.1		8.6	9.1		9.1
Comprehensive income for the period	**0.0**	**0.0**	**0.0**	**0.6**	**-0.1**	**90.3**	**8.6**	**99.4**	**2.7**	**102.1**
As at 31 December 2009	**8.4**	**159.5**	**-1.2**	**-13.5**	**507.9**	**90.3**	**-21.2**	**730.2**	**10.5**	**740.7**
Transactions with shareholders										
Undistributed result					90.3	-90.3		0.0		0.0
Dividend on ordinary shares					-19.3			-19.3		-19.3
Stock dividend			16.8		-16.8			0.0		0.0
Usage of treasury shares			-1.1		1.9			0.8		0.8
Acquisition of non controlling interest					-1.0			-1.0	-0.6	-1.6
Divestment								0.0	-0.2	-0.2
Share-based payments					1.8			1.8		1.8
Options exercised			0.0		0.1			0.1		0.1
Repurchase own shares			-30.4					-30.4		-30.4
Total transactions with shareholders	**0.0**	**0.0**	**-14.7**	**0.0**	**57.0**	**-90.3**	**0.0**	**-48.0**	**-0.8**	**-48.8**
Comprehensive income for the period										
Total result for the period						39.3		39.3	1.1	40.4
Other comprehensive income for the period (net of income tax)				1.3	-0.6		28.3	29.0	0.3	29.3
Comprehensive income for the period	**0.0**	**0.0**	**0.0**	**1.3**	**-0.6**	**39.3**	**28.3**	**68.3**	**1.4**	**69.7**
As at 30 June 2010	**8.4**	**159.5**	**-15.9**	**-12.2**	**564.3**	**39.3**	**7.1**	**750.5**	**11.1**	**761.6**

No audit performed

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(1) PRINCIPAL ACCOUNTING POLICIES

1. Reporting entity

Nutreco N.V. ('Nutreco') is a company domiciled in the Netherlands. The condensed consolidated interim financial statements of the company for the first half of 2010 comprise Nutreco and its subsidiaries (the 'Group') and Nutreco's interest in associates and jointly controlled entities.

The Group's consolidated financial statements for 2009 are available on request from the Nutreco Head office, Prins Frederiklaan 4, 3818 KC Amersfoort, Netherlands, or can be obtained from the website www.nutreco.com.

2. Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU (IFRS), IAS 34 *Interim Financial Reporting*. They do not contain all the information required for a complete full-year set of financial statements and should be read in conjunction with the Group's consolidated financial statements for 2009.

3. Use of estimates

The preparation of consolidated interim financial statements requires management to make estimates and judgements that affect the application of the policies and the reported amounts of assets and liabilities, income and expenses. The actual figures may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the principal judgments formed by management in applying the Group's accounting policies and the principal sources of the estimates used were the same as the judgments and sources used in preparing the consolidated financial statements for 2009.

4. (Change in) Accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are consistent with those applied by the Group in the consolidated financial statements for 2009.

From 1 January 2010 the Group has applied IFRS 3 Business Combinations in accounting for business combinations. The change in accounting policy has been applied prospectively; there was no impact on earnings per share in the current period.
For acquisitions on or after 1 January 2010, the Group measures goodwill as the fair value of the consideration transferred (including the fair value of any previously-held equity interest in the acquiree) and the recognised amount of any non-controlling interest in the acquiree, less the net recognised amount of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognised immediately in profit or loss,

From 1 January 2010 the Group has applied IAS 27 Consolidated and Separate Financial Statements in accounting for acquisitions of non-controlling interests. The change in accounting policy has been applied prospectively; there was no impact on earnings per share in the current period.
From 1 January 2010, acquisitions of non-controlling interests are accounted for as transactions with equity holders in their capacity as equity holders and therefore no goodwill is recognised. Previously, goodwill arising on the acquisition on non-controlling interests in a subsidiary has been recognised,

and represented the excess of the cost of the additional investment over the carrying amount of the interest in the net assets acquired at the date of transaction.

5. Risk management

In our 2009 Annual report the most important financial, operational, compliance and strategic risks are reported together with Nutreco's general risk management and control systems to monitor these risks. See for more information the pages 52-58 of the Nutreco Annual Report 2009. These risk factors are deemed to be included by reference in this report.

For the remainder of 2010, we see the following particular risks and uncertainties:

- The risk that price developments in the international markets for raw materials influence revenue and margins
- The risk that prices for poultry and pigs could influence the Nutreco business, which is directly exposed to market prices
- The occurrence of animal diseases in livestock farming could lead to a significant reduction of the number of animals and as a consequence to a lower demand for feed. The livestock of Nutreco could be exposed to animal diseases
- Exchange rate fluctuations relating to either to either the purchase of raw materials or sales of finished products to customers could influence margins

We do not foresee significant additional risks in 2010. Additional risks not known to us, or currently believed not to be material, may apply and could later turn out to have a material impact on our business, financial objectives or capital resources.

(2) OPERATING SEGMENTS OF THE FIRST HALF YEAR

Nutreco has structured its organisation in five segments: Premix and feed specialties, Fish feed, Compound feed Europe, Animal Nutrition Canada and Meat and other. The segment Meat and other mainly covers Nutreco's poultry and pork activities in Spain and Nutreco's poultry activities in Canada. The segments are in accordance with the management responsibilities and in line with internal management reporting.

Reportable segments

(EUR x million)	**Third party revenue**		**Intersegment**		**Total revenue**		**Operating result before amortisation**	
	H1 2010	**H1 2009**	**H1 2010**	**H1 2009**	**H1 2010**	**H1 2010**	**H1 2010**	**H1 2009**
Premix and feed specialties	520.8	492.8	48.8	42.6	569.6	535.4	42.4	31.8
Fish feed	521.0	438.4	4.5	6.4	525.5	444.8	19.1	11.1
Compound feed Europe	509.5	469.2	141.4	142.4	650.9	611.6	10.2	-12.9
Animal Nutrition Canada	192.4	190.5	10.0	9.4	202.4	199.9	10.4	9.7
Meat and other	506.8	536.8	0.3	0.3	507.1	537.1	12.8	11.3
	2,250.5	**2,127.7**	**205.0**	**201.1**	**2,455.5**	**2,328.8**	**94.9**	**51.0**
Eliminations	-	-	-274.8	-201.1	-274.8	-201.1		
Corporate and other	-	-	69.8	-	69.8	-	-10.9	-9.4
Exceptional items							-9.9	-3.1
Continuing operations	**2,250.5**	**2,127.7**	**0.0**	**0.0**	**2,250.5**	**2,127.7**	**74.1**	**38.5**
Discontinued operations	-	-	-	-	-	-	-	-
Consolidated	**2,250.5**	**2,127.7**	**0.0**	**0.0**	**2,250.5**	**2,127.7**	**74.1**	**38.5**

(3) NET FINANCING COSTS

Net financing costs for 'continuing operations' amounted to EUR 13.0 million (2009: EUR 15.2 million) and decreased mainly as a consequence of a one-time benefit.

Financial expenses amounted to EUR 18.8 million (2009: EUR 17.6 million). The financial expenses mainly consist of interest paid on the US private placements, the revolving credit facility and the dividend on cumulative preference shares 'A'.

Financial income increased to EUR 4.2 million (2009: EUR 2.9 million). The foreign currency exchange result for the first half of 2010 was a profit of EUR 1.6 million (2009: a loss of EUR 0.5 million), which included a release of a reserve for translation differences.

(4) INCOME TAX EXPENSE

Income tax expense increased from EUR 5.6 million to EUR 15.0 million (effective tax rate of 27%). The effective tax rate in 2010 is expected to be 26-28%, depending on the profit realised in the various countries.

(5) EARNINGS PER SHARE

Basis earnings per share
The calculation of the basic earnings per share as at 30 June 2010 has been based on the profit for the first half year attributable to equity holders of Nutreco, amounting to EUR 39.3 million (30 June 2009: EUR 12.3 million) and a weighted average number of ordinary shares outstanding (x thousand) of 34,854 during the first half year ending 30 June 2010 (30 June 2009: 34,378).

Share capital
The authorised share capital of the company as at 30 June 2010 amounted to EUR 41.5 million (2009: EUR 41.5 million) and consists of 55 million ordinary shares, 16 million cumulative preference shares 'A', 71 million cumulative preference shares 'D' and 31 million cumulative financing preference shares 'E', all with a nominal value of EUR 0.24.

The movements in the treasury shares can be summarised as follows:

EUR x 1,000	2010		2009	
	Number of shares	**Amount**	**Number of shares**	**Amount**
As at 1 January	**123,913**	**1,261**	**589,624**	**28,058**
Options	-7,600	-2	-1,200	-56
Conversion of final dividend	-425,352	-16,763	-395,740	-18,646
Shares issued	-4,988	1,073	-18,831	-754
Share issuance/repurchase	654,339	30,333	250,000	60
As at 30 June	**340,312**	**15,902**	**423,853**	**8,662**

In the first half of 2010, Nutreco purchased 654,339 of its ordinary shares at an average price of EUR 46.19 per share, with the purpose to cover employee stock plans and stock dividend. In the first half year of 2009 Nutreco issued 250,000 new ordinary shares to meet the needs of the existing stock and option plans and as a reserve to pay the stock dividend.

(6) PROPERTY, PLANT AND EQUIPMENT

In the first half year of 2010 capital expenditures have been made in all segments to further optimise the asset base. Nutreco applies a strict capital expenditure policy.

(7) LOANS AND BORROWINGS

The analysis of the total of interest-bearing borrowings is as follows:

(EUR x million)	**30 June 2010**	**31 December 2009**
Non-current	469.5	414.0
Current	45.9	41.5
Total	**515.4**	**455.5**

As at 30 June 2010, the long-term debt of EUR 469.5 million is made up primarily of the cumulative preference shares, amounting to EUR 54.5 million, the private placement of EUR 247.9 million and the revolving credit facility of EUR 167.1 million.

On 26 May 2010, Nutreco successfully extended the maturity of its existing revolving credit facility from May 2012 to May 2014. In addition, interest margins and fees were reduced to improved market circumstances. The amended facility was very well oversubscribed and the facility amount is EUR 500.0 million. The facility is supported by an international group of banks.

The financial covenants, which are based on net senior debt compared to EBITDA and EBITDA compared to net financing costs, have not changed. The company maintains a prudent financial policy and uses internal criteria that are well within the criteria set in its credit facilities. With the amended revolving credit facility, Nutreco has further extended its debt maturity profile and ensured sufficient liquidity and a strong balance sheet for the upcoming years.

(8) PROVISIONS

(EUR x million)	**Restructuring**	**Claims**	**Guarantees**	**Total**
As at 1 January 2010	**6.9**	**11.2**	**0.1**	**18.2**
Additions charged	0.4	2.0		2.4
Release	-0.7	-4.6	-	-5.3
Utilised	-1.8	-1.6	-0.1	-3.5
As at 30 June 2010	**4.8**	**7.0**	**0.0**	**11.8**
Non-current	*1.6*	*2.0*	-	*3.6*
Current	*3.2*	*5.0*	-	*8.2*

On 30 June 2010 the restructuring provisions consist mainly of the remaining part for the reorganisation of the compound feed activities in Western Europe and the premix activities in France and Italy.

The major part of the provision for claims as at 30 June 2010 consists of exposures from several customers of Nutreco which relate to discussions about feed quality.

(9) RELATED PARTY TRANSACTIONS

Nutreco indentifies its associates, joint ventures, Nutreco Pension Funds and Key management as related parties. Nutreco considers the members of the Executive Board as key management.

Transactions between parties are subject to conditions that usually govern comparable sales and purchases with other parties.

(10) SUBSEQUENT EVENTS

On July 1, 2010 Nutreco announced that it has acquired 100% of the shares in Tomboy Aquafeed JSC in Vietnam, a reputable and profitable Vietnamese fish and shrimp feed company. Tomboy has two plants near Ho Chi Min City and in the Long An Province and employs approximately 300 staff. Annual revenues amounted to EUR 18 million in 2009.

(11) RESPONSIBILITY STATEMENT EXECUTIVE BOARD

This report contains the semi-annual figures of Nutreco N.V. for the first six months of 2010. This report consist of the semi annual management report (press release), segment reporting, condensed consolidated financial statements, notes to the condensed consolidated interim financial statements, and the responsibility statement of the Executive Board. The financial information in this report is unaudited.

The Executive Board of Nutreco hereby declares that the best of their knowledge, the semi-annual financial statements, which have been prepared in accordance with International Financial Accounting Standards (IFRS) as adopted by the EU and additional Dutch disclosure requirements for half-yearly financial reports , give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole, and the semi annual management report gives a fair view of the information pursuant to section 5:25d subsection 8 and 9 of the Dutch Financial Markets Supervision Act.

Amersfoort, 29 July 2010

W. Dekker – CEO
C. van Rijn – CFO
K. Nesse – EVP Aquaculture
F. Tielens – EVP Specialties
J. Vergeer – EVP Agriculture



PERSBERICHT

United States Securities and Exchange Commission
Washington, D.C. 20549

Filing pursuant to Rule 12g3-2(b)

ISSUER	FILE NO.
Nutreco ~~Holding~~ N.V.	82- 4927

Amersfoort, 29 juli 2010

Uitstekend resultaat eerste halfjaar 2010: Bedrijfsresultaat (EBITA) sterk gestegen tot EUR 84 miljoen

- **Omzet van EUR 2.250,5 miljoen; een stijging van 5,8% ten opzichte van het eerste halfjaar van 2009**
- **Sterke volumestijging in Visvoer en Premix en speciaalvoer**
- **Alle bedrijfssegmenten rapporteren een hoger bedrijfsresultaat ten opzichte van het eerste halfjaar 2009**
- ***Interimdividend 2010 EUR 0,50 in contanten of aandelen***
- **Nutreco verwacht voor heel 2010 een stijging van circa 25% van EBITA voor bijzondere posten ten opzichte van 2009 (EUR 175,2 miljoen)**

Kerncijfers
(EUR x miljoen)

	H1 2010	H1 2009	Verschil
Omzet uit 'continuing operations'	2.250,5	2.127,7	5,8%
Bedrijfsresultaat vóór bijzondere posten en amortisatie (EBITA)	84,0	41,6	101,9%
Bedrijfsresultaat uit 'continuing operations' vóór amortisatie (EBITA)	74,1	38,5	92,5%
Winst na belasting uit 'continuing operations'	40,4	13,7	194,9%
Gewone winst per aandeel uit 'continuing operations' (EUR)	1,13	0,36	213,9%
Interimdividend per gewoon aandeel (EUR)	0,50	0,20	150,0%

Wout Dekker, CEO Nutreco: "We hebben een uitstekend eerste halfjaar achter de rug. In alle bedrijfssegmenten zijn de resultaten hoger dan in dezelfde periode van vorig jaar. Deze resultaten, het herstel van markten en onze goede financiële positie geven ons vertrouwen voor de toekomst. We zijn ook zeer tevreden met het niveau en de kwaliteit van de resultaten. Voor het tweede halfjaar verwachten we een resultaat dat in lijn ligt met het zeer sterke tweede halfjaar van 2009. Dit zal voor heel 2010 naar verwachting resulteren in een stijging van circa 25% van EBITA voor bijzondere posten."

Alle bedrijfssegmenten realiseerden een hoger operationeel resultaat
"Onze premix- en speciaalvoeractiviteiten hebben zeer goede resultaten geboekt met een volumegroei en een verbetering van de productmix. De visvoeractiviteiten laten een sterke groei zien in Noorwegen en we zien een herstel van de Chileense viskweeksector. Onze mengvoeractiviteiten in Europa rapporteerden een bedrijfsresultaat in lijn met de trend van de laatste kwartalen van 2009. De resultaten in Nederland verbeterden substantieel vergeleken met het eerste halfjaar van 2009. De toename van de omzet in Spanje is een gevolg van de acquisitie van de mengvoeractiviteiten van Cargill. De integratie en de optimalisering van de fabrieken verlopen voorspoedig. Onze vleesactiviteiten realiseerden goede resultaten, die iets beter waren dan in het eerste halfjaar van 2009."

Focus op versterking mondiale posities in Visvoer en Premix en speciaalvoer
"De recente acquisitie van een vis- en garnalenvoeronderneming in Vietnam is in lijn met onze strategie om onze positie in strategische landen verder te versterken met voer voor onder andere garnalen, tilapia, barramundi, snapper en grouper. Vietnam is na China en India de grootste producent van kweekvis in de wereld. De overname is voor Nutreco een goede ingang op de Vietnamese markt en een basis voor verdere groei.

Naast deze overname, investeert Nutreco ook in vernieuwing en uitbreiding van haar bestaande productiecapaciteit. In maart werd een investering bekend gemaakt van EUR 20 miljoen in de modernisering en uitbreiding van de visvoerfabriek in Australië. Deze investering stelt Skretting in staat te voldoen aan de groeiende vraag naar hoge kwaliteit visvoer voor zalm, forel, barramundi en tonijn in zowel Australië als Nieuw-Zeeland. Sinds 2001 is het volume voor visvoer in deze regio jaarlijks met 10% gegroeid.

In april heeft Nutreco een investering van EUR 6 miljoen bekend gemaakt in de vernieuwing en uitbreiding van de productiecapaciteit van Selko, producent van additieven voor diervoeding. Met deze investering kan Selko voldoen aan de wereldwijd groeiende vraag naar alternatieven voor antibiotica en naar producten die de ontwikkeling van salmonella in diervoeding, grondstoffen voor diervoeding en drinkwater kunnen beheersen.

Nutreco blijft zich richten op groei door middel van innovaties en we gaan verder met de uitvoering van onze strategie om onze wereldwijde marktposities in Premix en speciaalvoer en Visvoer verder te versterken door autonome groei en acquisities."

TOELICHTING OP DE RESULTATEN

Omzet

(EUR x miljoen)	H1 2010	H1 2009	Δ%
Premix en speciaalvoer	520,8	492,8	5,7%
Visvoer	521,0	438,4	18,8%
Mengvoer Europa	509,5	469,2	8,6%
Animal Nutrition Canada	192,4	190,5	1,0%
Vlees en overige activiteiten	506,8	536,8	-5,6%
Totale omzet Nutreco	**2.250,5**	**2.127,7**	**5,8%**

De omzet uit Nutreco's 'continuing operations' bedroeg EUR 2.250,5 miljoen in het eerste halfjaar van 2010, een stijging met 5,8% ten opzichte van dezelfde periode in 2009. Van deze stijging werd 2,6% veroorzaakt door een hoger volume. Met name in de afzet van Visvoer en Premix en speciaalvoer was een sterke volumestijging van respectievelijk 10,5% en 8,1%. Het prijseffect in de omzet bedroeg -5,0%. Dit hield verband met prijsverlagingen als gevolg van het doorberekenen van lagere grondstofprijzen. De bijdrage van acquisities was 4,2% en deze had met name betrekking op de acquisitie van de mengvoeractiviteiten van Cargill in Spanje en Portugal en de overname van premix- en visvoeractiviteiten van Fri-Ribe in Brazilië. Het wisselkoerseffect bedroeg 4,0% en werd voornamelijk veroorzaakt door een positief translatie effect als gevolg van een hogere Canadese dollar, US dollar en Noorse kroon.

EBITA vóór bijzondere posten

(EUR x miljoen)	H1 2010	H1 2009	Δ%
Premix en speciaalvoer	42,4	31,8	33,3%
Visvoer	19,1	11,1	72,1%
Mengvoer Europa	10,2	-12,9	-
Animal Nutrition Canada	10,4	9,7	7,2%
Vlees en overige activiteiten	12,8	11,3	13,3%
Corporate	-10,9	-9,4	16,0%
EBITA *'continuing operations'* vóór bijzondere posten	**84,0**	**41,6**	**101,9%**

Bedrijfsresultaat

In het eerste halfjaar steeg de EBITA voor bijzondere posten met 101,9% tot EUR 84,0 miljoen (2009: EUR 41,6 miljoen).

Het segment **Premix- en speciaalvoer** behaalde uitstekende resultaten dankzij een toename van de afzet en een sterke focus op producten met een hogere toegevoegde waarde. De EBITA voor bijzondere posten steeg met 33,3% tot EUR 42,4 miljoen (2009: EUR 31,8 miljoen).
Het segment **Visvoer** realiseerde een EBITA voor bijzondere posten van EUR 19,1 miljoen, 72,1% hoger dan de EUR 11,1 miljoen in het eerste halfjaar van 2009. Het bedrijfsresultaat over het eerste halfjaar is beter dan over het eerste halfjaar van 2009, voornamelijk dankzij een toename van het volume van zalmvoer in Noorwegen, een herstel van het volume in Chili en een positieve invloed van veranderde wisselkoersverhoudingen.
De EBITA voor bijzondere posten van het segment **Mengvoer Europa** bedroeg EUR 10,2 miljoen (2009 EUR -12,9 miljoen). De winstgevendheid is goed hersteld in vergelijking met het eerste halfjaar van 2009. De grondstofprijzen zijn gedaald en prijzen voor vlees, eieren en melkproducten liggen nu hoger dan een jaar geleden.
De EBITA voor bijzondere posten van het segment **Animal Nutrition Canada** steeg met 7,2% tot EUR 10,4 miljoen (2009: EUR 9,7 miljoen) als gevolg van een positief translatieresultaat van de Canadese dollar.
Het segment **Vlees en overige activiteiten** liet een stijging zien van 13,3%. De EBITA voor bijzondere posten steeg tot EUR 12,8 miljoen in vergelijking met EUR 11,3 miljoen in het eerste halfjaar van 2009.

Netto financieringslasten
De netto financieringslasten uit 'continuing operations' bedroegen EUR 13,0 miljoen (2009: EUR 15,2 miljoen) en daalden als gevolg van eenmalige financiële baten.

De financiële lasten bedroegen EUR 18,8 miljoen (2009: EUR 17,6 miljoen). De financiële lasten bestaan voornamelijk uit de rente betaald op de US private placements, de doorlopende kredietfaciliteit en het dividend op de cumulatief preferente aandelen 'A'.

De financiële baten stegen tot EUR 4,2 miljoen (2009: EUR 2,9 miljoen). Het valutakoersresultaat over het eerste halfjaar van 2010 betrof een winst van EUR 1,6 miljoen (2009: een verlies van EUR 0,5 miljoen). Dit was inclusief een vrijval van een reserve voor translatieverschillen.

Winstbelastingen
De belastingen op 'continuing operations' stegen van EUR 5,6 miljoen tot EUR 15,0 miljoen. De effectieve belastingdruk op 'continuing operations' in het eerste halfjaar 2009 bedroeg 27,1%. De effectieve belastingdruk bedraagt over het hele jaar 2010 naar verwachting 26-28%.

Winst over het boekjaar
De winst na belastingen uit 'continuing operations' steeg met 194,9% van EUR 13,7 miljoen tot EUR 40,4 miljoen. De winst per gewoon aandeel voor 'continuing operations' steeg met 213,9% tot EUR 1,13 (2009: EUR 0,36). De winst over het boekjaar toekomend aan aandeelhouders van Nutreco bedroeg EUR 39,3 miljoen (2009: EUR 12,3 miljoen).

Liquide middelen en kapitaalstructuur
De netto schuldpositie op 30 juni 2010 bedroeg EUR 313,1 miljoen (31 december 2009: EUR 222,9 miljoen). Een aanzienlijk deel van de schuld is genoteerd in Canadese dollar en US dollar als netto investerings hedge. De koersstijging van de meeste buitenlandse valuta ten opzichte van de euro heeft geleid tot een toename van de netto schuld met EUR 54 miljoen. Tegelijkertijd leidde dit ook tot een toename van de activa in deze valuta. Het totale eigen vermogen bedroeg op 30 juni 2010 EUR 761,6 miljoen (31 december 2009 EUR 740,7 miljoen). Het netto werkkapitaal van EUR 181,0 miljoen was EUR 74,2 miljoen lager dan op 30 juni 2009 (EUR 255,2 miljoen).

In mei 2010 heeft Nutreco de looptijd van haar bestaande doorlopende kredietfaciliteit verlengd van mei 2012 tot mei 2014. Daarbij zijn de rentemarges en fees verlaagd. De faciliteit wordt ondersteund door een internationale bankengroep. Met deze aanpassing heeft Nutreco het looptijdprofiel van haar schulden verder verlengd.

Interimdividend
Het interimdividend bedraagt EUR 0,50 per gewoon aandeel (2009: EUR 0,20). Het dividend wordt uitgekeerd in aandelen of in contanten naar keuze van de aandeelhouder. De waarde van het dividend in aandelen zal nagenoeg gelijk zijn aan die van het contante dividend. De ex-dividenddatum is 30 juli 2010. De omwisselverhouding wordt op 13 augustus 2010 nabeurs vastgesteld, gebaseerd op de gewogen gemiddelde koers van de laatste drie dagen van de keuzeperiode, te weten 11, 12 en 13 augustus 2010. Zowel het contante als het stockdividend wordt op 19 augustus 2010 betaalbaar gesteld. Het beleid van Nutreco is een dividend uit te keren van 35-45% van de jaarwinst over het boekjaar exclusief impairment en resultaten op afgestoten bedrijfsonderdelen.

Vooruitzichten
Nutreco verwacht, onder voorbehoud van onvoorziene omstandigheden, voor het tweede halfjaar van 2010 een EBITA voor bijzondere posten in lijn met het zeer sterke tweede halfjaar van 2009 (EUR 133,6 miljoen). Dit zal voor heel 2010 naar verwachting resulteren in een stijging van circa 25% van EBITA voor bijzondere posten ten opzichte van 2009 (EUR 175,2 miljoen).

Strategie

Nutreco wil groei realiseren in diervoeding en visvoer door:

- Focus op geografische regio's en markten die het vooruitzicht van structurele winstgroei in zich dragen, bijvoorbeeld landen als Brazilië, China, Rusland en Vietnam;
- Deelname aan de consolidatie in landen waar Nutreco op het gebied van mengvoer een leidende positie heeft, bijvoorbeeld Canada/Noord-Amerika, Nederland en Spanje;
- Verdere versterking van onze mondiale marktposities in premix en speciaalvoer en visvoer door autonome groei en acquisities;
- Uitvoering te geven aan Nutreco's innovatiestrategie.

Nutreco publiceert een trading update over het derde kwartaal van 2010 op 28 oktober 2010.

* * * * *

Nutreco

Nutreco heeft een leidende positie in de wereld van diervoeding en visvoer. Onze geavanceerde voeroplossingen zijn de basis voor miljoenen consumenten in de wereld. Kwaliteit, innovatie en duurzaamheid zijn verweven in onze bedrijfscultuur. Nutreco beschikt over een rijke historie van ruim 100 jaar kennis en ervaring, een solide fundament voor de toekomst. De onderneming heeft circa 9.700 medewerkers in 30 landen en verkoopt haar producten in 80 landen. Nutreco is genoteerd aan de Euronext-beurs in Amsterdam en had in 2009 een jaaromzet van 4,5 miljard euro.

www.nutreco.com

Voor meer informatie:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telefoon: +31 (0)33 422 6134
Mobiel: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com

Voorbehoud inzake verklaringen die een vooruitblik bevatten
In dit bericht zijn verklaringen opgenomen die een vooruitblik bevatten. Dergelijke verklaringen betreffen geen vaststaande feiten. Hieronder vallen onder meer ook verklaringen die onze opvattingen en verwachtingen weergeven. Iedere verklaring in dit bericht die expliciet of impliciet onze bedoelingen, opvattingen, verwachtingen of voorspellingen (en de daaraan ten grondslag liggende veronderstellingen) weergeeft, is een verklaring die een vooruitblik bevat. Dergelijke verklaringen zijn gebaseerd op plannen, schattingen en ramingen zoals het management van Nutreco die op dit moment tot haar beschikking heeft. Verklaringen die een vooruitblik bevatten, gelden dan ook uitsluitend per de datum waarop zij worden gedaan en wij verplichten ons er niet toe om een eventuele bijstelling daarvan openbaar te maken in het licht van nieuwe gegevens of toekomstige gebeurtenissen.

Aan verklaringen die een vooruitblik bevatten zijn inherente risico's en onzekerheden verbonden. Een aantal belangrijke factoren zou er dan ook toe kunnen leiden dat feitelijke, in de toekomst behaalde resultaten, wezenlijk afwijken van de resultaten zoals deze expliciet of impliciet in enige verklaring die een vooruitblik bevat, zijn aangegeven. Tot dergelijke factoren behoren onder meer marktomstandigheden in Europa, de Verenigde Staten en andere gebiedsdelen waar wij een substantieel deel van onze omzet genereren; het mogelijk in gebreke blijven van debiteuren of tegenpartijen in transacties; de implementatie van de herstructurering van onze onderneming, met inbegrip van de beoogde inkrimping van het personeelsbestand; de betrouwbaarheid van het beleid ten aanzien van risicobeheer, de procedures en de methodes. Nadere informatie over deze en andere factoren is opgenomen in ons jaarverslag. De in dit bericht opgenomen verklaringen die een vooruitblik bevatten, gelden per de datum van deze publicatie en de vennootschappen hebben zich er niet toe verplicht om enige verklaring in dit bericht te actualiseren.

INFORMATIE OVER DE BEDRIJFSSEGMENTEN

Premix en speciaalvoer

Kerncijfers

(EUR x miljoen)

	H1 2010	H1 2009	Verschil
Omzet aan derden	520,8	492,8	5,7%
EBITDA*	47,1	36,1	30,5%
EBITA*	42,4	31,8	33,3%
Operationele marge (EBITA*/omzet)	8,1%	6,5%	
Bedrijfsresultaat (EBIT*)	40,5	30,2	34,1%

* Voor bijzondere posten

De omzet in Premix en speciaalvoer was EUR 520,8 miljoen (H1 2009: EUR 492,8 miljoen). De volumes in Premix en speciaalvoer waren 8,1% hoger, voornamelijk door een hogere omzet in Polen, Turkije en het Verenigd Koninkrijk. Het volume steeg door wereldwijd betere marktomstandigheden in agricultuur. De prijzen waren gemiddeld 4,8% lager door lagere grondstofprijzen. De acquisitie van Fri-Ribe in Brazilië droeg 5,4% bij aan de omzet. Het wisselkoerseffect was 3,2%. Deze analyse is exclusief EUR 34,0 miljoen mengvoeromzet buiten Europa in H1 2009 (H1 2010: EUR 7,1 miljoen), die gerapporteerd wordt onder Premix en speciaalvoer.

De bedrijfsresultaten van Premix en speciaalvoer stegen met 33,3% tot EUR 42,4 miljoen in vergelijking met EUR 31,8 miljoen in het eerste halfjaar van 2009. De verbetering van het resultaat was te danken aan hogere volumes, een verbetering in de productmix met meer hogere margeproducten en de bijdrage van de acquisitie van Fri-Ribe in Brazilië.

In april heeft Nutreco een EUR 6 miljoen investering bekend gemaakt in de vernieuwing en uitbreiding van de productiecapaciteit van Selko, producent van additieven voor diervoeding. Met deze investering kan Selko voldoen aan de wereldwijd groeiende vraag naar alternatieven voor antibiotica en naar producten die de ontwikkeling van salmonella in diervoeding, grondstoffen voor diervoeding en drinkwater kunnen beheersen. De toename van de vraag komt ook door steeds verdergaande wetgeving en nieuwe eisen voor voedselveiligheid. Met Selko-producten kunnen diervoederbedrijven en veehouderijen voldoen aan de steeds stringentere wetgeving, de voedselveiligheid verder verbeteren en de voedingswaarde van hun producten handhaven. Door de toenemende vraag naar Selko-producten in Azië, Europa en de Amerikaanse continenten is deze vernieuwing en uitbreiding van essentieel belang.

Visvoer

Kerncijfers

(EUR x miljoen)

	H1 2010	H1 2009	Verschil
Omzet aan derden	521,0	438,4	18,8%
EBITDA*	28,0	19,5	43,6%
EBITA*	19,1	11,1	72,1%
Operationele marge (EBITA*/omzet)	3,7%	2,5%	
Bedrijfsresultaat (EBIT*)	18,9	10,8	75,0%

* Voor bijzondere posten

De omzet van Visvoer van EUR 521,0 miljoen is 18,8% hoger dan in het eerste halfjaar van 2009. In het eerste halfjaar steeg het volume met 10,5%. Het prijseffect was 0,5% en het wisselkoerseffect bedroeg 7,8%. Er was in het eerste halfjaar een sterke volumegroei in Noorwegen en in mindere mate in andere regio's. De situatie in Chili begint duidelijk te verbeteren en de verwachting is dat de markt voor zalmvoer met 12% zal groeien ten opzichte van 2009.

Het bedrijfsresultaat over het eerste halfjaar is beter dan in het eerste halfjaar van 2009, voornamelijk dankzij een sterke vraag in Noorwegen en een herstel van de vraag in Chili. De introductie in 2010 van het nieuwe voerconcept MicroBalance^{TM} was een groot succes. Met MicroBalance^{TM} kan Nutreco de schaarse grondstof vismeel vervangen door plantaardige alternatieven. Het visvoer bevat daardoor 15% vismeel ten opzichte van 45% een aantal jaren geleden.

In juli 2010 heeft Nutreco de overname bekend gemaakt van Tomboy Aquafeed (Skretting Vietnam), een gerenommeerde en winstgevende Vietnamese vis- en garnalenvoeronderneming. Verwacht wordt dat deze transactie eind september 2010 kan worden afgerond. Skretting Vietnam is daarmee met een nummer vier positie een toonaangevende speler op de Vietnamese garnalenmarkt. Het bedrijf investeerde onlangs in een nieuwe fabriek voor de productie van voer voor tilapia, barramundi, snapper en grouper. De onderneming heeft twee fabrieken, een in de buurt van Ho Chi Min Stad en een in de provincie Long An. Er werken ongeveer 300 mensen. De omzet bedroeg in 2009 EUR 18 miljoen.

Vietnam is na China en India de grootste speler ter wereld op het gebied van viskweek. Het land is een van de grootste producenten van garnalen wereldwijd. Met 3.260 kilometer kust en de Mekong Delta heeft de viskweeksector het afgelopen decennium een flinke groei door kunnen maken, eerst vooral met de kweek van garnalen en meerval, maar dit werd later uitgebreid met andere vissoorten. Vietnam ontwikkelt zich tot een toonaangevende producent en verwerker van gekweekte garnalen en zeevis in Azië, met een sterke nadruk op export. Deze acquisitie biedt een platform voor verdere groei in Azië.

Ook investeert Nutreco EUR 20 miljoen in de modernisering en uitbreiding van de visvoerfabriek in Australië. Deze investering stelt Skretting in staat te voldoen aan de groeiende vraag naar hoge kwaliteit visvoer voor zalm, forel, barramundi en tonijn in zowel Australië als Nieuw-Zeeland. Sinds 2001 is het volume voor visvoer in deze regio jaarlijks met 10% gegroeid. De investering in de fabriek, die resulteert in een verdubbeling van de capaciteit naar 120.000 ton per jaar, bestaat onder meer uit de installatie van een tweede productielijn, modernisering van de silo's en de integratie van de bestaande lijn in de vernieuwde fabriek.

Mengvoer Europa

Kerncijfers

(EUR x miljoen)

	H1 2010	H1 2009	Verschil
Omzet aan derden	509,5	469,2	8,6%
EBITDA*	16,4	-7,2	-
EBITA*	10,2	-12,9	-
Operationele marge (EBITA*/omzet)	2,0%	-2,7%	
Bedrijfsresultaat (EBIT*)	9,5	-13,4	-

* Voor bijzondere posten

De omzet van het segment Mengvoer Europa steeg met EUR 40,3 miljoen naar EUR 509,5 miljoen (H1 2009: EBITA EUR 469,2 miljoen). Het grootste deel van de omzetstijging is een gevolg van de acquisitie van de mengvoeractiviteiten van Cargill in Spanje en Portugal (16,3%). Het prijseffect op de omzet was -4,5% en de volumes waren 3,2% lager ten opzichte van dezelfde periode in 2009.

De EBITA van Mengvoer Europa bedroeg EUR 10,2 miljoen (H1 2009 EUR -12,9 miljoen). De winstgevendheid is goed hersteld in vergelijking met het eerste halfjaar van 2009, de grondstofprijzen zijn gedaald en de vraag vertoont een licht herstel door de gunstige ontwikkeling van de prijzen voor vlees, eieren en melkproducten. Deze liggen nu hoger dan een jaar geleden. De marktomstandigheden in Spanje zijn nog niet volledig hersteld. Dit is vooral een gevolg van de economische situatie waarin het land verkeert.

De integratie van de mengvoeractiviteiten van Cargill in Spanje en Portugal die in 2009 zijn overgenomen loopt volgens plan. Nutreco streeft er naar om de winstgevendheid van de overgenomen activiteiten in lijn te brengen met de bestaande activiteiten.

Diervoeding Canada
Kerncijfers
(EUR x miljoen)

	H1 2010	H1 2009	Verschil
Omzet aan derden	192,4	190,5	1,0%
EBITDA*	13,0	11,9	9,2%
EBITA*	10,4	9,7	7,2%
Operationele marge (EBITA*/omzet)	5,4%	5,1%	
Bedrijfsresultaat (EBIT*)	7,6	7,3	4,1%

* Voor bijzondere posten

De omzet in het eerste halfjaar van 2010 van Animal Nutrition Canada bedroeg EUR 192,4 miljoen ten opzichte van EUR 190,5 miljoen in H1 2009. De toename was het gevolg van het wisselkoerseffect van 15,3%. De prijzen (-9,4%) en de volumes (-4,9%) waren lager dan in het eerste halfjaar van 2009. De voervolumes voor kippen en runderen zijn stabiel, maar de voervolumes voor varkens zijn nog steeds lager als gevolg van zwakkere exportmarkten. Het prijseffect van -9,4% is het gevolg van het doorberekenen van lagere grondstofprijzen in de prijs van het voer.

De EBITA nam toe van EUR 9,7 miljoen tot EUR 10,4 miljoen als gevolg van het effect van de translatie van de Canadese dollar naar de Euro.

Vlees en overige activiteiten
Kerncijfers
(EUR x miljoen)

	H1 2010	H1 2009	Verschil
Omzet aan derden	506,8	536,8	-5,6%
EBITDA*	17,5	16,1	8,7%
EBITA*	12,8	11,3	13,3%
Operationele marge (EBITA*/omzet)	2,5%	2,1%	
Bedrijfsresultaat (EBIT*)	12,3	10,9	12,8%

* Voor bijzondere posten

De omzet van Vlees en overige activiteiten nam af met 5,6%, voornamelijk door een prijsdaling van 9,4% als gevolg van het doorberekenen van de lagere voerprijzen. De volumes lagen 2,0% hoger dan die van vorig jaar. Het wisselkoerseffect van 0,9% is gerelateerd aan de Canadese dollar. Het acquisitie-effect bedroeg 0,9% en houdt verband met de overname van de Cargill-activiteiten in Spanje en Portugal.

De EBITA voor Vlees en overige activiteiten steeg tot EUR 12,8 miljoen in vergelijking met EUR 11,3 miljoen in het eerste halfjaar van 2009. De toegenomen winstgevendheid bij pluimvee en varkens was te danken aan een margeverbetering door de lagere voerprijzen. De pluimveehouderijen in Canada hebben iets hogere resultaten geboekt dankzij de gewijzigde wisselkoersverhouding van de Canadese dollar ten opzichte van de euro.

Geconsolideerde winst- en verliesrekening

(EUR x miljoen)	H1 2010	H1 2009	Δ%
Omzet	**2.250,5**	**2.127,7**	**5,8%**
Verbruik grond- en hulpstoffen	-1.760,7	-1.703,9	3,3%
Reële-waardeverandering van biologische activa	0,4	-4,3	-
Wijzigingen in voorraden gereed product en onderhanden werk	8,3	-3,0	-
Brutowinst	**498,5**	**416,5**	**19,7%**
Overige bedrijfsopbrengsten	10,4	12,6	-17,5%
Personeelskosten	-242,8	-215,1	12,9%
Afschrijvings- en amortisatiekosten	-34,5	-31,6	9,2%
Bijzondere waardevermindering vaste activa	0,0	-3,1	-
Overige bedrijfskosten	-164,0	-146,2	12,2%
Bedrijfsresultaat uit 'continuing operations'	**67,6**	**33,1**	**104,2%**
Financiële baten	4,2	2,9	
Financiële lasten	-18,8	-17,6	
Valuta koersresultaat	1,6	-0,5	
Netto financieringsbaten/-lasten	**-13,0**	**-15,2**	**-14,5%**
Aandeel in resultaten geassocieerde deelnemingen	0,8	1,4	-42,9%
Winst vóór belastingen uit 'continuing operations'	**55,4**	**19,3**	**187,0%**
Winstbelastingen	-15,0	-5,6	167,9%
Winst na belasting uit 'continuing operations'	**40,4**	**13,7**	**194,9%**
Winst na belastingen uit 'discontinued operations'	0,0	0,0	
Winst over de periode	**40,4**	**13,7**	**194,9%**
Toe te rekenen aan:			
Aandeelhouders van Nutreco	39,3	12,3	219,5%
Minderheidsbelang	1,1	1,4	
Winst over de periode	**40,4**	**13,7**	**194,9%**
Kerngegevens (EUR x miljoen)			
Winst vóór rente, belasting en amortisatie (EBITA)	74,1	38,5	92,5%
Winst vóór rente, belasting, waardevermindering en amortisatie (EBITDA)	102,1	64,7	57,8%

Kerngegevens per aandeel uit 'continuing operations'	H1 2010	H1 2009	Δ%
Gewone winst per aandeel voor 'continuing operations' (EUR)	1,13	0,36	213,9%
Verwaterde winst per aandeel voor 'continuing operations' (EUR)	1,13	0,36	213,9%
Gewogen gemiddeld aantal uitstaande gewone aandelen gedurende de periode (x duizend)	34,854	34,378	
Gewogen gemiddeld aantal gewone aandelen voor verwaterde winst per aandeel (x duizend)	34,854	34,383	
Aantal uitstaande aandelen per 30 juni 2010 (x duizend)	34,778	34,695	
Kerngegevens per aandeel (EUR)			
Gewone winst per aandeel	1,13	0,36	213,9%
Verwaterde winst per aandeel	1,13	0,36	213,9%

Geconsolideerde 'comprehensive' winst- en verliesrekening

(EUR x miljoen)	H1 2010	H1 2009
Winst over de periode	**40,4**	**13,7**
'Comprehensive' winst en verlies		
Net investment hedges		
- Herwaardering investments	109,4	33,1
- Herwaardering net investment hedge	-81,1	-27,1
	28,3	**6,0**
Wijzigingen in kasstroomafdekkingen anders dan valuta	1,3	4,4
Minderheidsbelang	0,3	-
Belastingeffect op 'comprehensive' resultaat	-0,6	-1,3
Overig 'comprehensive' resultaat over de periode na belastingen	**29,3**	**9,1**
Totaal 'comprehensive' resultaat over de periode	**69,7**	**22,8**
Totaal 'comprehensive' resultaat toe te rekenen aan:		
Aandeelhouders van Nutreco	68,3	21,4
Minderheidsbelang	1,4	1,4
Totaal 'comprehensive' resultaat over de periode	**69,7**	**22,8**

Verkorte segmentrapportage

(EUR x miljoen)	H1 2010	H1 2009	Δ%
Omzet per segment 'continuing operations'			
Omzet aan derden			
Premix en speciaalvoer	520,8	492,8	5,7%
Visvoer	521,0	438,4	18,8%
Mengvoer Europa	509,5	469,2	8,6%
Animal Nutrition Canada	192,4	190,5	1,0%
Vlees en overige activiteiten	506,8	536,8	-5,6%
Omzet 'continuing operations'	**2.250,5**	**2.127,7**	**5,8%**
Bedrijfsresultaat voor bijzondere posten en amortisatie (EBITA) per segment 'continuing operations'			
Premix en speciaalvoer	42,4	31,8	33,3%
Visvoer	19,1	11,1	72,1%
Mengvoer Europa	10,2	-12,9	-
Animal Nutrition Canada	10,4	9,7	7,2%
Vlees en overige activiteiten	12,8	11,3	13,3%
Corporate	-10,9	-9,4	16,0%
EBITA 'continuing operations' voor bijzondere posten	**84,0**	**41,6**	**101,9%**
Herstructureringsactiviteiten	-9,9	-4,2	
Bijzondere waardeverminderingslasten	-	-3,1	
Overige incidentele baten/lasten	-	4,2	
Totaal bijzondere posten	**-9,9**	**-3,1**	
Totaal EBITA 'continuing operations'	**74,1**	**38,5**	**92,5%**
Bedrijfsresultaat (EBIT) per segment 'continuing operations'			
Premix en speciaalvoer	40,5	30,2	34,1%
Visvoer	18,9	10,8	75,0%
Mengvoer Europa	9,5	-13,4	-
Animal Nutrition Canada	7,6	7,3	4,1%
Vlees en overige activiteiten	12,3	10,9	12,8%
Corporate	-11,3	-9,6	17,7%
Bedrijfsresultaat vóór bijzondere posten	**77,5**	**36,2**	**114,1%**
Totaal bijzondere posten	**-9,9**	**-3,1**	
Totaal bedrijfsresultaat (EBIT) 'continuing operations'	**67,6**	**33,1**	**104,2%**

Verkorte segmentrapportage
Omzet per kwartaal

(EUR x miljoen)	Q1 2010	Q1 2009	Δ%	Q2 2010	Q2 2009	Δ%
Omzet aan derden						
Premix en speciaalvoer	254,9	257,9	-1,2%	265,9	234,9	13,2%
Visvoer	217,1	189,4	14,6%	303,9	249,0	22,0%
Mengvoer Europa	261,6	238,4	9,7%	247,9	230,8	7,4%
Animal Nutrition Canada	91,1	92,6	-1,6%	101,3	97,9	3,5%
Vlees en overige activiteiten	247,9	265,6	-6,7%	258,9	271,2	-4,5%
Omzet 'continuing operations'	**1.072,6**	**1.043,9**	**2,7%**	**1.177,9**	**1.083,8**	**8,7%**

Geconsolideerde balans

(EUR x miljoen)	30 June2010	31 December 2009
Activa		
Materiële vaste activa	544,4	517,1
Immateriële activa	350,7	310,4
Investeringen in geassocieerde deelnemingen	22,3	19,8
Overige beleggingen	31,5	43,4
Uitgestelde belastingvorderingen	30,0	26,3
Totaal vaste activa	**978,9**	**917,0**
Voorraden	303,8	251,0
Biologische activa	113,3	104,9
Belastingvorderingen	11,5	13,8
Handels- en overige vorderingen	639,9	606,0
Geldmiddelen en kasequivalenten	202,3	232,6
Totaal vlotte activa	**1.270,8**	**1.208,3**
Totaal activa	**2.249,7**	**2.125,3**
Geplaatst en volgestort aandelenkapitaal	8,4	8,4
Agio	159,5	159,5
Aandelen in depot	-15,9	-1,2
Afdekkingsreserve	-12,2	-13,5
Ingehouden winsten	564,3	507,9
Onverdeelde winst	39,3	90,3
Reserve omrekeningsverschillen	7,1	-21,2
Eigen vermogen toe te rekenen aan aandeelhouders van Nutreco	**750,5**	**730,2**
Minderheidsbelang	11,1	10,5
Totaal eigen vermogen	**761,6**	**740,7**
Verplichtingen		
Rentedragende leningen	469,5	414,0
Personeelsbeloningen	12,4	11,1
Voorzieningen	3,6	3,6
Uitgestelde belastingverplichtingen	22,6	15,4
Totaal langlopende verplichtingen	**508,1**	**444,1**
Rentedragende leningen	45,9	41,5
Personeelsbeloningen	33,4	42,6
Voorzieningen	8,2	14,6
Belastingverplichtingen	16,5	15,6
Handelsschulden en overige te betalen posten	876,0	826,2
Totaal kortlopende verplichtingen	**980,0**	**940,5**
Totaal verplichtingen	**1.488,1**	**1.384,6**
Totaal eigen vermogen en verplichtingen	**2.249,7**	**2.125,3**

Geen accountantscontrole toegepast

Geconsolideerd kasstroomoverzicht

(EUR x miljoen)	H1 2010	H1 2009
Winst over de periode	**40,4**	**13,7**
Netto financieringslasten - 'continuing operations'	13,0	15,2
Aandeel in resultaten geassocieerde deelnemingen	-0,8	-1,4
Winstbelastingen – 'continuing operations'	15,0	5,6
Bijzondere waardevermindering vaste activa	0,0	3,1
Afschrijvingen - 'continuing operations'	28,0	26,2
Amortisatie - 'continuing operations'	6,5	5,4
Lasten in verband met in eigen vermogensinstrumenten afgewikkelde, op aandelen gebaseerde betalingen	1,8	1,6
Reële-waardeverandering van overige investeringen	-0,6	0,0
Reële-waardeverandering van biologische activa	-0,4	4,3
Reële-waardeverandering van valuta termijncontracten	-2,1	4,9
Reële-waardeverandering van grondstoffencontracten	0,0	-11,1
Boekverlies op verkoop van materiële vaste activa	-0,1	-0,2
Boekverlies op verkoop immateriële vaste activa	0,0	-4,3
Kasstromen uit bedrijfsactiviteiten vóór mutaties in werkkapitaal en voorzieningen	**100,7**	**63,0**
Toename in werkkapitaal	-40,1	-10,6
Afname/toename in personeelsbeloningen	-10,5	0,9
Afname in voorzieningen	-6,5	-0,5
Kasstroom uit operationele activiteiten	**43,6**	**52,8**
Ontvangen rente	2,1	2,8
Betaalde rente	-18,9	-16,2
Betaalde winstbelasting	-8,1	-8,7
Ontvangen dividenden	0,5	0,3
Netto kasstroom uit bedrijfsactiviteiten	**19,2**	**31,0**
Verwerving van materiële vaste activa	-23,4	-30,7
Verwerving van immateriële activa	-1,6	-0,7
Verwerving van dochterondernemingen na aftrek van geldmiddelen van het verworven belang	-0,5	0,0
Verwerving van minderheidsbelang	-1,6	0,0
Verwerving van geassocieerde deelnemingen	0,0	-2,8
Verwerving van overige investeringen	-0,8	-8,4
Ontvangsten uit de verkoop van materiële vaste activa	1,6	3,8
Ontvangsten uit de verkoop van immateriële activa	0,0	0,3
Ontvangsten uit verkoop bedrijven	0,0	5,0
Afstoting van dochterondernemingen na aftrek van de geldmiddelen van het afgestoten belang	-0,8	0,0
Ontvangsten uit de verkoop van het aandeel in geassocieerde deelnemingen	0,5	0,0
Aflossing van andere investeringen	10,7	0,4
Netto kasstroom in investeringsactiviteiten	**-15,9**	**-33,1**
Gebruik van aandelen in depot	0,7	0,9
Inkoop eigen aandelen	-27,7	0,0
Dividend betaald aan aandeelhouders van Nutreco	-19,3	-24,7
Dividend betaald aan minderheidsaandeelhouders	0,0	-0,6
Aflossing van leningen	-17,3	-181,0
Opname van leningen	20,3	166,1
Netto kasstroom in financieringsactiviteiten	**-43,3**	**-39,3**
Afname van geldmiddelen en kasequivalenten	-40,0	-41,4
Geldmiddelen en kasequivalenten per 1 januari	201,0	151,8
Valuta-omrekeningsverschillen op geldmiddelen	8,1	1,7
Geldmiddelen en kasequivalenten per 30 juni	**169,1**	**112,1**

Geen accountantscontrole toegepast

(EUR x miljoen)	H1 2010	H1 2009
Geldmiddelen en kasequivalenten per 30 juni	202,3	179,7
Rekening-courantkredieten bij banken per 30 juni	-33,2	-67,6
Geldmiddelen en kasequivalenten voor het kasstroomoverzicht per 30 juni	**169,1**	**112,1**

Mutatie overzicht eigen vermogen

(EUR x(miljoen)	Geplaatst en volgestort aandelenkapitaal	Agio	Ingekochte eigen aandelen	Afdekkings-reserve	Ingehouden winsten	Onverdeelde winst	Reserve-omrekenings-verschillen	Totaal toe te rekenen aan aandeelhouders	Minderheids-belang	Totaal eigen vermogen
Stand per 1 januari 2009	**8,4**	**159,5**	**-28,0**	**-14,1**	**444,2**	**114,8**	**-29,8**	**655,0**	**10,5**	**665,5**
Transacties met aandeelhouders										
Onverdeelde winst					114,8	-114,8		0,0		0,0
Dividend op gewone aandelen					-28,6			-28,6	-1,2	-29,8
Stock dividend			18,7		-18,7			0,0		0,0
Gebruik van aandelen in depot			8,0		-6,7			1,3		1,3
Desinvestering								0,0	-1,5	-1,5
Lasten uit hoofde van prestatiegebonden aandelen					3,0			3,0		3,0
Uitgeoefende opties			0,1					0,1		0,1
Totaal transacties met aandeelhouders	**0,0**	**0,0**	**26,8**	**0,0**	**63,8**	**-114,8**	**0,0**	**-24,2**	**-2,7**	**-26,9**
'Comprehensive' resultaat over de periode										
Resultaat over het boekjaar						90,3		90,3	2,7	93,0
'Comprehensive' resultaat over de periode na belastingen				0,6	-0,1		8,6	9,1		9,1
'Comprehensive' resultaat over de periode	**0,0**	**0,0**	**0,0**	**0,6**	**-0,1**	**90,3**	**8,6**	**99,4**	**2,7**	**102,1**
Stand per 31 december 2009	**8,4**	**159,5**	**-1,2**	**-13,5**	**507,9**	**90,3**	**-21,2**	**730,2**	**10,5**	**740,7**
Transacties met aandeelhouders										
Onverdeelde winst					90,3	-90,3		0,0		0,0
Dividend op gewone aandelen					-19,3			-19,3		-19,3
Stock dividend			16,8		-16,8			0,0		0,0
Gebruik van aandelen in depot			-1,1		1,9			0,8		0,8
Acquisitie minderheidsbelang					-1,0			-1,0	-0,6	-1,6
Desinvestering								0,0	-0,2	-0,2
Lasten uit hoofde van prestatiegebonden aandelen					1,8			1,8		1,8
Uitgeoefende opties			0,0		0,1			0,1		0,1
Inkoop eigen aandelen			-30,4					-30,4		-30,4
Totaal transacties met aandeelhouders	**0,0**	**0,0**	**-14,7**	**0,0**	**57,0**	**-90,3**	**0,0**	**-48,0**	**-0,8**	**-48,8**
'Comprehensive' resultaat over de periode										
Resultaat over de periode						39,3		39,3	1,1	40,4
Overig 'comprehensive' resultaat over de periode na belastingen				1,3	-0,6		28,3	29,0	0,3	29,3
'Comprehensive' resultaat over de periode	**0,0**	**0,0**	**0,0**	**1,3**	**-0,6**	**39,3**	**28,3**	**68,3**	**1,4**	**69,7**
Stand per 30 June 2010	**8,4**	**159,5**	**-15,9**	**-12,2**	**564,3**	**39,3**	**7,1**	**750,5**	**11,1**	**761,6**



United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco ~~Holding~~ N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 13 August 2010

Conversion ratio interim stock dividend Nutreco 1 share for 95

Nutreco announces that the conversion ratio of the interim stock dividend has been determined. This will amount to 1 new ordinary share for every 95 existing ordinary shares. Based on the average weighted price of 11, 12 and 13 August 2010 of EUR 47.39, 1/95th share represents a value of EUR 0.499, which is virtually equal to the gross dividend in cash of EUR 0.50 per ordinary share. Both the cash dividend and stock dividend will be made payable to shareholders on 19 August 2010.

* * * * *

Nutreco

Nutreco is a global leader in animal nutrition and fish feed. Our advanced feed solutions are at the origin of food for millions of consumers worldwide. Quality, innovation and sustainability are guiding principles, embedded in the Nutreco culture from research and raw material procurement to products and services for agriculture and aquaculture. Experience across 100 years brings Nutreco a rich heritage of knowledge and experience for building its future. Nutreco employs approximately 9,700 people in 30 countries, with sales in 80 countries. Nutreco is listed on the NYSE Euronext stock exchange in Amsterdam and with annual revenues of EUR 4.5 billion in 2009.

www.nutreco.com

For more information:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telephone: +31 (0)33 422 6134
Mobile: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com



PERSBERICHT

Amersfoort, 13 augustus 2010

Ruilverhouding interim stockdividend Nutreco 1 op 95 aandelen

Nutreco deelt mee dat de ruilverhouding voor het interim stockdividend is vastgesteld. Hierbij zal een verhouding gelden van 1 nieuw gewoon aandeel op 95 bestaande gewone aandelen. Gebaseerd op de gewogen gemiddelde koers van 11, 12 en 13 augustus 2010 van EUR 47,39 vertegenwoordigt 1/95ste gewoon aandeel een waarde van EUR 0,499, hetgeen nagenoeg gelijk is aan het bruto dividend in contanten van EUR 0,50 per gewoon aandeel. Zowel het cash- als stockdividend komen op 19 augustus 2010 ter beschikking van de aandeelhouders.

* * * * *

Nutreco

Nutreco heeft een leidende positie in de wereld van diervoeding en visvoer. Onze geavanceerde voeroplossingen zijn de basis voor miljoenen consumenten in de wereld. Kwaliteit, innovatie en duurzaamheid zijn verweven in onze bedrijfscultuur. Nutreco beschikt over een rijke historie van ruim 100 jaar kennis en ervaring, een solide fundament voor de toekomst. De onderneming heeft circa 9.700 medewerkers in 30 landen en verkoopt haar producten in 80 landen. Nutreco is genoteerd aan de Euronext-beurs in Amsterdam en had in 2009 een jaaromzet van 4,5 miljard euro.

www.nutreco.com

Voor meer informatie:

Jurgen Pullens, Director Investor Relations and Corporate Communications, Nutreco
Telefoon: +31 (0)33 422 6134
Mobiel: +31 (0)6 5159 9483
E-mail: jurgen.pullens@nutreco.com